Form 20-F
period 2002-12-31
PCCW LTD
filed 2003-06-30
CIK 842519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20F
(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002
or
☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the transition period _____ to _____

Commission file number 1-10119

PCCW Limited

(Exact Name of Registrant as Specified in its Charter)

PCCW Limited
(Translation of Registrant's Name Into English)

Hong Kong
(Jurisdiction of Incorporation or Organization)

PCCW Tower
TaiKoo Place
979 King's Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
American Depositary Shares, each representing ten Ordinary Shares, nominal value HK$0.05	New York Stock Exchange, Inc.

Ordinary Shares, nominal value HK$0.05 per share*	New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                    None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                    None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
23,268,770,370 Ordinary Shares, nominal value HK$0.05 per share

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.   Item 17 ☐   Item 18 ☒

     (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to distribution of Securities under a plan confirmed by a court.   Yes ☐   No ☐

* Not for trading, but only in connection with the registration of the American Depositary Shares.

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, references to “PCCW”, “we”, “us”, “our” and similar terms refer to PCCW Limited (formerly Pacific Century CyberWorks Limited) and, unless the context otherwise requires, to its subsidiaries and associated companies. References to “HKT” refer to PCCW-HKT Limited (formerly Cable & Wireless HKT Limited), an indirect wholly-owned subsidiary of PCCW and, unless the context otherwise requires, to its subsidiaries and associated companies. References to “HKTC” refer to PCCW-HKT Telephone Limited and, unless the context otherwise requires, to its subsidiaries and associated companies. HKT is the indirect holding company of HKTC.

Our consolidated financial statements included in this annual report are prepared in accordance with generally accepted accounting principles in Hong Kong (“HK GAAP”), which is our primary reporting framework. HK GAAP differs in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). See “Item 5. Operating and Financial Review and Prospects” below and Note 41 to our consolidated financial statements.

We publish our consolidated financial statements in Hong Kong dollars. In this annual report, unless otherwise specified or the context otherwise requires, references to “HK$” are to Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), and references to “U.S. dollars” and “US$” are to the lawful currency of the United States. This annual report contains translations of certain Hong Kong dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. This does not mean that the currency conversions have been or could be converted at those rates. Unless otherwise indicated, the translation of Hong Kong dollars into U.S. dollars has been made at the rate of HK$7.80 to US$1.00.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. These forward-looking statements are not historical facts. Rather, the forward-looking statements are based on the current beliefs, assumptions, expectations, estimates and projections of the Directors and management of PCCW about the business and the industry and markets in which we operate. These forward-looking statements include, without limitation, statements relating to revenues and earnings. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Consequently, actual results could differ materially from those expressed or forecast in the forward-looking statements. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements include:

  increased competition from regulatory changes in the Hong Kong telecommunications markets and our ability to deal with the negative effects of those changes;
  the continuing effects of the currently contemplated regulatory initiatives relating to broadband access services;
  our ability to execute our business strategy including our ability to enter into business combinations, strategic investments and acquisitions;
  our ability to implement our business plan as a consequence of our substantial debt;
  the risk of significant increase in interest rates as most of our outstanding debt and guarantee obligations bear interest at a floating rate;
  the risks related to the funding requirement of our development of the Cyberport project, as affected by factors such as the demand for, and pricing of, the residential units for pre-sale and sale, and the overall costs and expenditure relating to the project and other obligations under the project agreement with the Hong Kong Government;
  the adverse effect on the profitability of our international telecommunications network backbone joint venture business as a result of an increasingly competitive market;
  the risks associated with our long term contractual arrangements with our international telecommunications network backbone joint venture for the acquisition of international connectivity services;
  our ability to pursue our strategy with respect to some investments in which we share control or do not have a controlling interest; and
  the risk factors set out in the “Risk Factors” section of this annual report.

Reliance should not be placed on these forward-looking statements, which reflect the view of our Directors and management as of the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.      KEY INFORMATION

A.   Selected Financial Data

The selected financial data set forth below at the dates and for the years indicated are derived from our consolidated financial statements, for which our consolidated financial statements as at December 31, 2002 and 2001 and for each of the years in the three year period ended December 31, 2002 included elsewhere in this annual report have been audited by our independent auditors. The balance sheet data as of December 31, 1999 and data for 1998 are derived from our audited consolidated financial statements. The selected financial data set forth below is qualified in its entirety by reference to, and should be read in conjunction with, our consolidated financial statements and the notes thereto included elsewhere in this report and “Item 5. Operating and Financial Review and Prospects”.

Income Statement Data in Accordance with HK GAAP

	Year ended December 31,
	2002	2001	2000	1999	1998
		(Restated)[2]	(Restated)[2]
	(HK$ million except per share and per ADS amounts)

Turnover	20,112	21,959	7,291	152	285
Operating profit/(loss) before net gains/(losses) on investments, provision for impairment losses and restructuring costs	5,212	4,774	520	(293)	(50)
Gains/(Losses) on investments, net	13	767	(4,887)	574	–
Provision for impairment losses	(534)	(91)	(122,702)	–	–
Restructuring costs	(311)	–	–	–	–
Profit/(Loss) from operations	4,380	5,450	(127,069)	281	(50)
Finance (costs)/income, net	(1,997)	(3,056)	(2,356)	56	(12)
Gain on disposal of discontinued operations	–	–	–	21	–
Share of results of jointly controlled companies	550	523	(100)	–	–
Share of results of associates	281	158	(63)	(5)	1
Share of results of unconsolidated subsidiaries	–	152	790	–	–
Impairment loss for goodwill attributable to the interest in Reach Ltd.	(8,263)	–	–	–	–
Losses on disposal of interests in Joint Venture (Bermuda) No. 2 Limited and MobileOne Ltd., net	(1,433)	–	–	–	–
(Loss)/Profit before taxation	(6,482)	3,227	(128,798)	353	(61)
Taxation, as previously stated	(1,406)	(1,433)	(522)	(7)	(2)
Prior period adjustment arising from adoption of new accounting standard for deferred taxation	-	(549)	(32)	-	-
Taxation, as restated	(1,406)	(1,982)	(554)	(7)	(2)
(Loss)/Profit after taxation	(7,888)	1,245	(129,352)	346	(63)
Minority interests	126	98	23	1	1
(Loss)/Profit for the year attributable to shareholders	(7,762)	1,343	(129,329)	347	(62)

(Loss)/Earnings per share:
–basic	(168.53) cents	30.01 cents	(4,450.97) cents	49.95 cents	(67.20) cents
–diluted	(168.53) cents	29.11 cents	(4,450.97) cents	35.25 cents	(67.20) cents
Earnings/(Loss) per American Depositary Share (“ADS”):

Year ended December 31,
	2002	2001	2000	1999	1998
		(Restated)[2]	(Restated)[2]
(HK$ million except per share and per ADS amounts)

–basic	(1,685.3) cents	300.1 cents	(44,509.7) cents	499.5 cents	(672.0) cents
–diluted	(1,685.3) cents	291.1 cents	(44,509.7) cents	352.5 cents	(672.0) cents

Weighted average number of outstanding shares[1]	4,606 million	4,475 million	2,906 million	694 million	92 million
Weighted average number of outstanding shares on a fully diluted basis[1]	4,606 million	4,613 million	2,906 million	1,017 million	92 million

_______________
Notes:

  Shares issued and fully paid have been retrospectively adjusted for all periods in connection with a 10-for-1 share split effected in 1998, a 1-for-5 share consolidation during 1999 and a 1-for-5 share consolidation during 2003.

  In August 2002, the Hong Kong Society of Accountants, HKSA, issued Statement of Standard Accounting Practice, SSAP 12, “Income taxes” which is effective for accounting periods commencing on or after January 1, 2003. SSAP 12 requires deferred tax assets and liabilities to be provided in full using the liability method, on temporary differences arising between the tax base of an asset or a liability and its carrying amount in the financial statements at any point in time. The adoption of SSAP 12 from January 1, 2002 represented a change in accounting policy and has been applied retrospectively so that our comparative financial results for 2000 and 2001 presented have been restated. Comparative financial results for 1998 and 1999 presented are not affected by the adoption of SSAP 12. See note 38(a)(ii) to our consolidated financial statements.

Income Statement Data in accordance with US GAAP

	Year ended December 31
	2002	2001	2000
	(Amounts expressed in millions of Hong Kong dollars except per share and per ADS amounts)

Turnover	19,974	22,518	10,849
Loss from operations	(611)	(13,997)	(11,324)
Loss for the year before cumulative effect of a change in accounting principle	(8,468)	(18,976)	(14,571)
Cumulative effect of change in accounting principle, net of tax	(43,589)	-	-
Net loss	(52,057)	(18,976)	(14,571)

Loss per share:
- basic
Loss for the year before cumulative effect of a change in accounting principle	(182.22) cents	(411.88) cents	(469.09) cents
Cumulative effect of change in accounting principle, net of tax	(937.97) cents	-	-
Net loss	(1,120.19) cents	(411.88) cents	(469.09) cents

- diluted
Loss for the year before cumulative effect of a change in accounting principle	(182.22) cents	(411.88) cents	(469.09) cents
Cumulative effect of change in accounting principle, net of tax	(937.97) cents	-	-
Net loss	(1,120.19) cents	(411.88) cents	(469.09) cents

Loss per ADS:
- basic
Loss for the year before cumulative effect of a change in accounting principle	(1,822.19) cents	(4,118.77) cents	(4,690.87) cents
Cumulative effect of change in accounting principle, net of tax	(9,379.73) cents	-	-
Net loss	(11,201.92) cents	(4,118.77) cents	(4,690.87) cents

Year ended December 31
	2002	2001	2000
(Amounts expressed in millions of Hong Kong dollars except per share and per ADS amounts)
- diluted
Loss for the year before cumulative effect of a change in accounting principle	(1,822.19) cents	(4,118.77) cents	(4,690.87) cents
Cumulative effect of change in accounting principle, net of tax	(9,379.73) cents	-	-
Net loss	(11,201.92) cents	(4,118.77) cents	(4,690.87) cents

Weighted average number of outstanding shares[1]	4,647 million	4,607 million	3,106 million
Weighted average number of outstanding shares on a fully diluted basis[1]	4,647 million	4,607 million	3,106 million
_________________
Note:
  Shares issued and fully paid have been retrospectively adjusted for all periods in connection with a 1-for-5 share consolidation during 2003.

Balance Sheet Data in accordance with HK GAAP

	As at December 31
	2002	2001	2000	1999	1998
		(Restated)[2]	(Restated)[2]	(Restated)[2]
	(Amounts expressed in millions of Hong Kong dollars except share amounts)
Total assets	49,763	51,841	68,302	13,911	349
Net (liabilities)/assets	(5,508)	(10,497)	(17,349)	11,244	117
Share capital	1,164	1,135	1,094	453	23
(Deficit)/reserves	(7,080)	(12,176)	(19,166)	10,786	91
Minority interests	408	544	723	5	3

Shares issued and fully paid[1]	4,654 million	4,539 million	4,376 million	1,813 million	92 million
________________
Notes:
  Shares issued and fully paid have been retrospectively adjusted for all periods in connection with a 10-for-1 share split effected in 1998, a 1-for-5 share consolidation during 1999 and a 1-for-5 share consolidation during 2003.

  In August 2002, the Hong Kong Society of Accountants, HKSA, issued Statement of Standard Accounting Practice, SSAP 12, “Income taxes” which is effective for accounting periods commencing on or after January 1, 2003. SSAP 12 requires deferred tax assets and liabilities to be provided in full using the liability method, on temporary differences arising between the tax base of an asset or a liability and its carrying amount in the financial statements at any point in time. The adoption of SSAP 12 from January 1, 2002 represented a change in accounting policy and has been applied retrospectively so that our comparative financial results for 1999, 2000 and 2001 presented have been restated. Comparative financial results for 1998 presented are not affected by the adoption of SSAP 12. See note 38(a)(ii) to our consolidated financial statements.

Balance Sheet Data in accordance with US GAAP

	As at December 31
	2002	2001
	(Amounts expressed in millions of Hong Kong dollars except share amounts)

Total assets	134,342	193,744
Net assets	76,311	127,709
Share capital	1,164	1,135
Shareholders’ equity	75,903	127,165
Minority interests	408	544

Shares issued and fully paid[1]	4,654 million	4,539 million
________________

Note:

  Shares issued and fully paid have been retrospectively adjusted for all periods in connection with a 1-for-5 share consolidation during 2003.

Exchange Rate Information

The Basic Law of Hong Kong provides that no foreign exchange control policies will be applied in Hong Kong and that the Hong Kong dollar will be freely convertible. During the Asian regional economic crisis in 1998, however, the Hong Kong Government intervened on several occasions in the foreign exchange market by purchasing Hong Kong dollars and selling U.S. dollars to support the value of the Hong Kong dollar.

Since October 17, 1983, the Hong Kong dollar has been linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The central element in the arrangements that give effect to this link is an agreement between the Hong Kong Government and the three Hong Kong banks that are authorized to issue Hong Kong currency in the form of banknotes. The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, as a result of the fixed rate that applies to the issue of Hong Kong currency in the form of banknotes, the market exchange rate has not deviated significantly from the level of HK$7.80 to US$1.00. The exchange rates set forth below between the Hong Kong dollar and the U.S. dollar (in HK$ per US$) are based on the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York. On June 13, 2003, the exchange rate was HK$7.7990 per US$1.00.

The following table sets out the high and low exchange rates in effect for each of the months indicated:

	Exchange Rates
	High	Low
	(HK$ per US$1.00)
December 2002	7.7992	7.7980
January 2003	7.8001	7.7988
February 2003	7.8000	7.7989
March 2003	7.7995	7.7987
April 2003	7.7998	7.7991
May 2003	7.7995	7.7985

The following table sets forth the average exchange rates calculated by using the average of the exchange rates on the last day of each month for each of the years indicated:

Year Ended December 31,	Average Exchange Rate
(HK$ per US$1.00)
1997	7.7400
1998	7.7430
1999	7.7476
2000	7.7686
2001	7.7996
2002	7.7996

B.      Capitalization and Indebtedness

Not Applicable.

C.      Reasons for the Offer and Use of Proceeds

Not Applicable.

D.      Risk Factors

Any potential investor should carefully consider the following risk factors, together with all of the other information contained in this annual report, before making an investment decision. These risk factors could cause our future results to differ materially from those expressed or implied in any forward-looking statements. The risks and uncertainties described below are not the only ones faced by us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also harm our business. The trading price of our ordinary shares could decline due to any, some or all of these risks, and investors may lose all or part of their investment.

Regulatory changes have increased competition and adversely affected our business, and we remain subject to negative effects from regulatory change

The Hong Kong Government’s policies relating to the liberalization of the telecommunications industry in Hong Kong have resulted in increasing competition for us in the markets for local and international telecommunications services.

In 1995, HKTC’s monopoly on fixed-line telecommunications services expired, paving the way for the granting of new fixed telecommunications network services, or FTNS, licenses to us and three other fixed-line local carriers: Hutchison Global Communications Limited, New World Telecommunications Limited and Wharf T&T Limited. The FTNS licenses are valid until 2010 and renewable for an additional period of up to 15 years at the discretion of the Telecommunications Authority, or TA. The Hong Kong Government also granted six additional licenses in 2000 for the operation of fixed telecommunications network services over hybrid coaxial networks or local fixed networks based on wireless technologies. Six cellular companies, four of which hold 3G licenses, also operate in the market.

On January 11, 2002, the TA issued a statement to announce the full liberalization of the local and external FTNS market which took effect on January 1, 2003. See “Item 4. B. Business Overview - Regulation.” The introduction of full liberalization, alternative service providers or alternative technologies for the provision of fixed-line services has increased and will continue to increase competition for us. This announcement does not explicitly require capacity or infrastructure investment from applicants for the grant of new licenses. However, it is stated that no new FTNS licenses will be granted to those applicants who primarily rely on interconnection with and access to the infrastructure of other FTNS licensees to roll out their network or provision of their services. There is no certainty as to how this announcement by the TA and its guidelines will be interpreted and applied. As of June 5, 2003, two new operators have been granted the local FTNS license since full market liberalization. As a result, our results of operations, cash flows and financial position could be adversely affected.

Competition in the market for international direct dial, or IDD, services was initiated in 1999 as a result of the Hong Kong Government’s issuance of external telecommunications services, or ETS, licenses to numerous providers. An ETS license gives the licensee the right to lease international private circuits from licensed international facility-based carriers at market rates for the operation of international call services. Further competition with respect to the provision of international services from facilities-based carriers was initiated in 2000 as a result of the Hong Kong Government’s granting of additional External Fixed Telecommunications Network Services, or EFTNS, licenses. Our market position in the retail market for IDD and other international services has also been affected by the presence of other service providers whose operations may be augmented through strategic alliances with global and/or foreign strategic partners and mobile telecommunications service providers. These developments may make the international retail market even more competitive in the future.

Increased competition has resulted and may continue to result in price reductions, reduced gross margins, loss of market share, under-utilization of resources and additional promotional, marketing and customer acquisition expenses. These factors have adversely affected, and may continue to adversely affect, our results of operations, cash flows and financial position.

In addition, we may continue to restructure our telephony operations to reflect changes from a highly regulated environment to a highly competitive one. We could suffer material adverse effects on our results of operations, cash flows and financial position, if we are unable to restructure our operations as required, or in time, to face these competitive challenges. We have previously taken substantial write-offs in light of competitive pressures and rapid advancements in technology and we can give no assurance that similar write-offs will not be required in the future.

We are currently required by our FTNS license to publish all tariffs and, where required, obtain approval from the Office of the Telecommunications Authority in Hong Kong (together with the TA, “OFTA”) before revising tariffs. We are also affected by our classification as a dominant carrier in the provision of certain telecommunications services. We cannot offer any discount from our published tariffs (other than a discount calculated in accordance with a formula or methodology approved by OFTA and published with the tariffs) if we are in a dominant position in respect of the market which includes that service. In addition, we must abide by the provisions of the Telecommunications Ordinance and the terms of our FTNS license prohibiting an abuse of dominant position. There is uncertainty about how these dominant provider regulations may be applied in the future. New rules and regulatory procedures may reduce our already limited flexibility to adopt competitive tariff policies, and may limit further our ability to compete on a level-playing field with other entrants. There is also a mandated local loop unbundling requirement for narrowband (e.g. voice telephony) which has facilitated market share acquisition by the other entrants.

As a further step to monitor and regulate the telecommunications market, the Hong Kong Government gazetted the Telecommunications (Amendment) Bill (the “Bill”) 2002 on May 3, 2002, which deals specifically with merger and acquisition activities in Hong Kong’s telecommunications sector. The Bill proposes to give the TA the power to review mergers and acquisitions concerning carrier licensees, and to take appropriate actions when it determines that the transaction would substantially lessen market competition. As such, if the Bill is enacted as law, the TA will have the authority to direct a carrier licensee to take such actions as the TA sees fit so as to eliminate any anti-competitive effect when there is any change in the control over a carrier licensee if the TA is of the opinion that such change has, or is likely to have, the effect of substantially lessening competition in a telecommunications market. This may have an adverse effect on our ability to grow our business through mergers and acquisitions.

More generally, the Hong Kong telecommunications industry operates under licenses granted by OFTA. Our operations could be adversely affected if any of our existing licenses are amended, not renewed or revoked. The industry will be more competitive if new licenses are granted by OFTA to other service providers. The effect of any future regulatory changes on the viability or competitiveness of our business cannot be accurately predicted.

Currently contemplated regulatory initiatives relating to broadband access services could adversely affect us

In November 2000, the TA issued a statement on the regulatory framework for broadband interconnection, including the principles underlying the determination of broadband unbundled local loop arrangements and interconnection charges. Following the approval of OFTA, on October 19, 2001, we published a new wholesale tariff which sets out the terms and conditions upon which other FTNS operators in Hong Kong will be entitled to obtain via lease our copper local loops on an unbundled basis to provide broadband services. At the end of 2001, further to the request of two other operators, OFTA initiated two determination proceedings to determine the terms, conditions and rates for broadband Type II unbundling. These determination proceedings may mandate pricing and terms and conditions which, if less favorable to us than those provided in the published tariff, may adversely affect our business, financial condition, or results of operations.

On May 15, 2002, the TA issued a direction under section 36B of the Telecommunications Ordinance to Wharf T&T Limited and us directing us to promptly implement broadband Type II unbundling, which entails the unbundling of our local loops, upon receipt of a request from Wharf T&T Limited. This direction is currently being satisfied using the OFTA-approved tariff noted above, as amended in August 2002. This direction and any similar future direction of the TA may adversely affect our business, results of operations, or financial condition. We can give no assurance that the TA will not issue a similar direction relating to New World Telecommunications Limited.

On February 24, 2003, OFTA’s Interconnection Determination Committee released its preliminary analyses in the determination proceedings. We have filed several appeals with the Telecommunications (Competition Provisions) Appeal Board, or Competition Board, in relation to the preliminary analyses and the decisions by the TA not to stop the determination proceedings and not to withdraw the preliminary analyses. All these Competition Board appeals have been adjourned while we pursue the judicial review we have commenced. Leave to judicially review the decision of the TA not to stop the determination proceedings has been granted and on May 23, 2003 an interim stay of the determinations proceedings was granted pending the hearing of the judicial review. On June 20, 2003, Wharf T&T Limited, as an interested third party, also intervened in the judicial review and the judicial review proceedings are therefore ongoing and the final outcome is not yet certain.

The Secretary for Commerce, Industry and Technology has initiated a public consultation for the purpose of a review of policy on broadband and narrowband Type II interconnection (i.e. unbundling of local loops) due to the changing market landscape, the advent of new or improved technologies, and the fact that seven years have passed since narrowband unbundling was implemented. The consultation paper was published on May 23, 2003 and the Hong Kong Government anticipates this consultation will be completed in early 2004. The result of this policy review could adversely affect our business, financial condition or results of operations. Furthermore, should we be unable to stop the two broadband determination proceedings until completion of this policy review and the publication of the Hong Kong Government’s decision on the policy review, our business, financial condition or results of operations may also be adversely affected.

In March 2002, OFTA completed a review of its interconnection charging principles initially established in 1995. In the Interconnection and Related Competition Issues Statement No. 7 (Second Version) published on March 18, 2002, OFTA indicated that in future determinations for narrowband and broadband interconnection it would use a long run average incremental cost approach and apply a current cost standard subject to the use of historical cost on certain items (land, building, copper infrastructure pre 1995) to the costing of network assets. These charging principles are also included in the public consultation on unbundling noted above. This may result in interconnection charge levels less than those currently in existence and may adversely affect our business, results of operations or financial condition.

Our business strategy involves potential business combinations, strategic investments and acquisitions

As part of our business strategy, we intend to enter into new business combinations, strategic investments and acquisitions. However, we might not be able to enter into new business combinations, strategic investments and acquisitions due to regulatory or other constraints and this could have a material adverse effect on our results of operations. In addition, acquisitions typically involve a number of risks, including:

  the difficulty of integrating the operations and personnel of the acquired companies;

  the potential disruption to our ongoing business and the distraction of our management;

  the difficulty of incorporating acquired technology and rights into our products and services;

  unanticipated expenses related to acquired technologies and their integration into existing technologies;

  the difficulty of maintaining of uniform standards, controls, procedures and policies;

  the impairment of relationships with employees and customers as a result of integration of new management and personnel;

  potential unknown liabilities associated with acquired businesses;

  higher than planned funding requirements to preserve and grow the value of acquired companies or, if we are unable to obtain access to such funds, possible loss of value of the acquired companies; and

  adverse effects on our reported operating results due to the amortization of and potential impairment provision for goodwill associated with acquisitions and losses sustained by acquired companies after the date of acquisitions.

Our substantial debt could impair our ability to implement our business plan

We have incurred significant indebtedness. In addition, we may incur indebtedness in the future, subject to limitations imposed by our lenders. At December 31, 2002, we had approximately HK$41,520 million (approximately US$5,323 million) in short-term borrowings and long-term liabilities.

As long as we have a substantial amount of debt, the consequences of this debt to our business among other things could be to:

  limit our ability to take advantage of significant new business opportunities;

  make it more difficult for us to satisfy our payment obligations if market or operational conditions deteriorate;

  increase our vulnerability to general adverse economic and industry conditions;

  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  require us to dedicate a substantial portion of our cash flow from operations to payment of our existing debt, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, research, development, and other general corporate requirements; and

  place us at a competitive disadvantage compared to our competitors that have less debt.

Interest rate risk

A majority of our outstanding debt and guarantee obligations bear interest at a floating rate. As a result, any significant increase in interest rates would increase our payment obligations and could adversely affect our financial condition and results of operations.

Risks related to Infrastructure

In May 2000, we entered into an agreement with the Hong Kong Government under which we were granted the exclusive right and obligation to design, develop, construct and market the Cyberport project. See “Item 4. B. Business Overview - Infrastructure - Cyberport” for a more detailed discussion of this project.

We have agreed to design, develop and construct the Cyberport project for a maximum fixed cost of HK$15.8 billion, subject to certain adjustments, in accordance with an agreed timetable. The maximum fixed cost was based on a cost assessment conducted by professional quantity surveyors. We are obligated to fund the entire cost of the Cyberport project, as well as other project expenses, to the extent that these costs and expenses are not funded by the sale or pre-sale proceeds from units in the Residential Portion of the Cyberport project or other specified project income. We are also obligated to fund certain other expenses and any cost overruns, which include any costs above the maximum fixed cost. Cost overruns and these other expenses must be funded from our own resources and cannot be funded by pre-sale or sale proceeds from the units in the Residential Portion or other project income.

We have also agreed to indemnify the Hong Kong Government against certain losses, claims and expenses, and other items, including, for example, any losses caused by or arising as a result of our negligence or a breach by us of our obligations under the project agreement. The agreement may be terminated by the Hong Kong Government under certain circumstances, including upon default under the agreement.

As of December 31, 2002, we had invested approximately HK$3,890 million in the Cyberport project in the form of equity contributions. Marketing and pre-sales of units the first phase of the Residential Portion commenced in early 2003, and despite difficult market conditions in Hong Kong, the initial response was encouraging and we achieved sale of more units than we had planned. The cash flow generated from residential pre-sales are used to cover existing and part of the future development costs of the Cyberport project. We may have to provide additional funding if the project is not sufficiently funded by the proceeds of such pre-sales. The amount of funding we will be required to provide will depend on a variety of factors including, for example, the timing of pre-sales and sales of the residential units, the demand for and pricing of these units and overall costs of, and expenditures relating to, the Cyberport project.

No assurance can be given as to:

  when pre-sales and sales of the residential units of future phases will begin, the pricing of these units or whether such sales and pre-sales will be successful;

  the overall cost of, or amount we will have to fund in respect of, the Cyberport project and other obligations under the project agreement; or

  the amount of surplus proceeds, if any, which may ultimately be distributed to us from the Cyberport project.

As a result, the above factors may have significant implications for our projections of internal cash flow for the Cyberport project. Were the amount of surplus proceeds from the project to fall below our expectations, or be received by us later than forecast, we may be required to provide significant additional direct funding to the project. As a result, our financial position and cash flows may be materially and adversely affected, and our ability to expand our other businesses may be restricted.

Our international telecommunications network backbone joint venture business faces an increasingly competitive market that could adversely affect its profitability

Reach Ltd. or Reach, our international telecommunications network backbone joint venture with Telstra Corporation Limited, or Telstra, is operating in difficult and volatile trading conditions. It faces significant competition from local, regional and global operators in markets in which it operates, or intends to operate, in Asia. Reach’s competitors are currently competing with Reach to operate fiber optic and satellite networks across the Pacific Ocean and accessing a number of Asian countries, including Hong Kong and Australia, which are two of the key Asian telecommunications markets in which Reach operates. This competition has led to an oversupply of international bandwidth capacity on many routes resulting in a steep fall in prices on these routes.

It is anticipated that prices for Reach’s international network products and services and international transmission capacity, in general, will continue to decline over the next several years due to the following:

  the overall relationship between bandwidth supply and demand;
  further price competition as various network providers continue to utilize the abundant capacity available to them; and
  continued technological advances that result in further increases in the transmission capacity of existing fiber optic telecommunications networks.

In January 2003, OFTA implemented the full liberalization of the local and external fixed telecommunications network services market. The possible increase in local competition in Hong Kong as a result of such liberalization may cause us to lose market share and therefore reduce the volume of traffic Reach carries from us. There is also a risk that Reach may not receive increased traffic volume from our competitors.

If Reach is unable to compete effectively against its competitors or if market conditions and pricing continue to be adverse or deteriorate, this could lead to lower revenues, under-utilization of Reach’s network, reduced operating margins and loss of market share. Additionally, Reach may be unable to obtain adequate funding or to fund expenditures which it may require (including capital expenditure, marketing, research and development and other operating expenditure) out of its own revenue, in which event its shareholders may be requested to provide additional funding including recapitalization or other support (including increased purchases of or prepayments for connectivity services). Further, in such circumstances, it would be unlikely that there would be any cash flow in the form of dividends or other distributions to us and it may be necessary to make further provisions in our consolidated financial statements against the carrying value of our investment in Reach. Additionally, it may prove impracticable to proceed with a public offering of Reach until the performance of Reach and market conditions are more favorable.

In 2002, an impairment loss of HK$8,263 million has been recognized for the goodwill attributable to our investment in Reach and such amount has been included in our consolidated loss attributable to our shareholders for the year ended December 31, 2002. We will continue to monitor and review the business development and financial performance of Reach, the industry sector and Reach’s prospects in order to determine the reasonableness of the carrying value of Reach in our books and as a result the level of further provisions required, if any.

There is no guarantee that the business of Reach will develop in accordance with our expectation. As a result, our business, results of operations or financial condition may be adversely affected.

We will be susceptible to risks associated with our long term contractual arrangements with our international telecommunications network backbone joint venture for the acquisition of international connectivity services

On October 13, 2000, HKTC, our wholly-owned subsidiary, and Reach Networks Hong Kong Limited, or Reach Networks, a wholly owned subsidiary of Reach, entered into an International Services Agreement for the provision of international connectivity services between Hong Kong and other countries. Pursuant to the original terms of the International Services Agreement, for the first five years of operations subsequent to the formation of Reach in February 2001, we were required to acquire 90%, 90%, 80%, 70% and 60% per annum of our total annual purchases of “Committed Services” (being international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from Reach Networks.

With effect from April 25, 2003, in conjunction with the amendment of Reach’s existing syndicated term loan facility, the International Services Agreement has been amended to provide that we must acquire 90% per annum of our total annual purchases of Committed Services from Reach Networks at rates benchmarked at least annually to prevailing market prices until repayment of the amended syndicated term loan facility of Reach on December 31, 2010 or earlier.

Our long term contractual commitment to Reach could affect us in a number of ways, including by:

  limiting our flexibility and ability to acquire connectivity services from other service providers at potentially lower costs or on better terms; and
  making us dependent on Reach, which is currently operating under extremely difficult market conditions.

In particular, if Reach were unable for any reason to provide us with the Committed Services as described above, this could significantly disrupt our business.

As a result of the above factors, our relationship with Reach could have a material adverse effect on our business, results of operations and financial conditions.

Our ability to pursue our strategy with respect to some investments in which we share control or do not have a controlling interest may be limited

We have formed ventures with business partners in which we share control or do not have a controlling interest. Our current and future venture interests may involve special risks, including, among others, the possibility that:

  a venture partner may at any time have economic or business interests or goals that are inconsistent with ours;

  a venture partner or the venture may take actions contrary to our instructions or requests or contrary to our policies or objectives with respect to our businesses;

  a venture partner may be unable or unwilling to fulfill its obligations under the venture agreements;

  a venture partner may experience financial difficulties; and

  we may not be in a position to control the venture’s future growth strategy or operations or its distribution of available cash flows to the same extent it would if it were a subsidiary.

Any disputes which may arise over venture obligations or otherwise could have an adverse effect on the business, financial condition or results of operations of these ventures.

In addition, our current debt burden may restrict our ability to provide further funding to these businesses if the need arises. As a result, there may be a dilution of our interests in such businesses and in our ability to influence their development.

We will be susceptible to risks associated with expanding our operations outside Hong Kong, which could harm our operating results

We plan to offer the network, operations and management experience and expertise that we have acquired in Hong Kong to clients and business partners in markets outside of Hong Kong, particularly in the People’s Republic of China, or PRC. We expect to commit substantial time and development resources to customizing and developing our products and services for markets outside of Hong Kong, such as the PRC, and to developing relevant sales and support channels. Our ability to expand into these markets may be constrained by the pace of deregulation in individual markets, including the timing of removal of restrictions on foreign participation. In addition, operations outside of Hong Kong will be subject to certain risks, including:

  multiple and conflicting regulations relating to communications, use of data and control of Internet access;

  changes in regulatory requirements, tariffs and import and export restrictions;

  increased costs associated with complying with the laws of numerous jurisdictions;

  fluctuations in currency exchange rates;

  lack of clarity in the interpretation of laws and regulations, particularly in the PRC;

  insufficient protection of intellectual property rights;

  changes in political and economic stability; and

  potentially adverse tax consequences.

Any of these factors could have a material and adverse effect on our business, results of operations and financial condition.

Any asset impairment could adversely affect our financial results

We own fixed assets, investments in associates and jointly controlled companies, intangible assets and goodwill and are required to review these assets for impairment at the end of each financial year with reference to their recoverable amounts. The recoverable amount of an asset is the greater of its net selling price and its value-in-use. If the carrying value of an asset is higher than its recoverable amount, asset impairment will be charged to the income statement. The recoverable amount is dependent on the prevailing market conditions, nature of the asset, its resale value, its estimated future cash flows and the discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. The carrying value of fixed assets (excluding investment properties which are subject to changes in open market values which is discussed below), investments in associates and jointly controlled companies, intangible assets and goodwill at December 31, 2002 were HK$17,645 million, HK$4,632 million, HK$1,738 million and HK$39,442 million, respectively. As such, any reduction in the recoverable amount of an asset below its carrying value could be charged to the income statement and could adversely affect our financial results.

A decrease in the value of investment properties could adversely affect our financial results

We own certain investment properties for investment potential and the investment properties are stated in our balance sheet at their open market value. Changes in the value of investment properties are dealt with as movements in the property revaluation reserve. If the total of this reserve is insufficient to cover a reduction in the open market value on a portfolio basis, the excess is charged to the income statement. The value of our investment properties may change in line with the prevailing market conditions in the countries where the properties are located. The carrying values of investment properties and property revaluation reserve at December 31, 2002 were approximately HK$5,635 million and nil, respectively. As such, any reduction in the open market value of the investment properties on a portfolio basis could be charged to the income statement and could adversely affect our financial results.

Our business activities in the broadband and integrated solutions services market may not be successful

We intend to increase our activities in the broadband and integrated solutions services market. We face many competitors in this area which involves the delivery of content and services, including services such as consulting, systems development, systems integration, data hosting, web applications and design, outsourcing and managed services and applications service provision. A number of our competitors have greater resources and better international brand identity than we do. Many of our competitors have potential advantages over us in the provision of integrated solutions services, including:

  longer operating histories;

  greater financial, technical, marketing and other resources;

  greater name recognition; and

  larger customer bases.

We expect to commit substantial time and resources to customizing and developing our products and services and to developing relevant sales and support channels. These efforts may not be successful and we may not be able to compete effectively in these areas.

Our ability to introduce new Internet and communications technologies and to adapt existing technologies may be limited

Our operations depend on the successful deployment of continuously evolving Internet and communications technologies, particularly in view of our expansion plans in the broadband market.

We cannot be certain that technologies will be developed in time to meet changing market conditions, that they will perform according to expectations or that they will achieve commercial acceptance. The failure of vendor performance or technology performance to meet our expectations or the failure of technology to achieve commercial acceptance could mean that we have to make additional unexpected capital expenditures. In addition, we may not be able to adapt our services to changing market conditions or establish and maintain effective distribution channels for our services. Competitors may adapt more successfully to changing market conditions, establish more effective distribution channels or introduce technologies that make our products and services less competitive.

Markets for Internet-related and electronic commerce services are rapidly changing and very competitive

The markets for the Internet-related and electronic commerce services that we offer and intend to offer are rapidly changing and very competitive. The Hong Kong and Asian markets for Internet services are characterized by an increasing number of entrants. For example, in respect of our online access services including broadband, we compete or will compete with Internet service providers, cable companies, and other fixed line and wireless telecommunications companies, some of which we serve at the wholesale level. In addition, considerably larger telecommunications and Internet access providers from the United States, Europe, Japan and other countries are all potential entrants in the Internet access market.

We expect our content services to compete with both Internet content providers and content aggregators. We need to provide engaging content to secure subscriptions and attract advertisers and e-commerce vendors. In addition, many leading international Internet content providers and aggregators have announced their intentions to offer localized, market-specific content to enter into markets previously inaccessible due to language barriers.

Significant new and potentially larger companies could also enter our Internet services and products markets by establishing co-operative relationships and joint ventures. In addition, any of our present or future competitors may provide products and services that have significant performance, price, creative or other advantages compared to the Internet services and products that we provide.

If the Internet is not widely accepted as a medium for e-commerce in Asia, our future results of operations and business expansion will be materially and adversely affected

The success of our Internet business will depend substantially upon the increased use of the Internet in Asia for e-commerce. We will not realize the revenues from e-commerce contemplated in our business plan if the Internet fails as a business-to-consumer or business-to-business medium in Asia. E-commerce is a recent development and its prospects are uncertain.

The development of the Internet and related technologies is at an even earlier stage in parts of Asia than in many other jurisdictions, such as the United States or Hong Kong. Internet technology infrastructure is less advanced in such markets and critical issues such as security, reliability, deployment, administration, quality of service, cost and the reluctance of customers to use the Internet, may affect the adoption of the Internet to solve business needs. Our results of operations will, to a certain extent, depend on a sustained growth of the commercial use of the Internet in Asia.

The business model for certain of our Internet services businesses is unproven

Our business model for now.com.hk and www.now.com assumes that we will attract a substantial number of users to generate subscriber fees, pay-per-view revenues, and, over time, advertising revenues and e-commerce revenues. The success of the business model is also reliant on our ability to attract relevant content partners. To achieve these goals, we must develop and maintain a base of Internet and broadband users of sufficient size and economic means to offer prospective content providers, advertisers and e-commerce partners meaningful marketing opportunities for their products and services.

If our integrated Internet services fail to attract a substantial number of users, anticipated revenues from subscriptions, advertising and e-commerce will not materialize. Further, our business will be adversely affected if we cannot achieve and sustain broad market acceptance for our services, or cannot price such services at profitable levels.

We may not be able to implement anticipated projects if we cannot obtain additional capital

We expect to make substantial investments to develop our various businesses, maintain and upgrade our local fixed-line network and market our new and existing services. Accordingly, our operating and capital expenditures in future years may be as high as, or higher than, expenditures in the past.

We may find it difficult to generate sufficient internal funds to finance the full extent of these businesses’ financial requirements. If our operating cash flow does not grow as expected, we are likely to need to raise additional financing. Moreover, we may need to raise additional funds through private or public equity or debt financings to fully implement our intended investment plans within our proposed time frame and to fund operating losses in some of our business lines.

Given the level of debt which we have committed through bond issues, term loans and working capital facilities, we cannot guarantee that we will be able to obtain financing on favorable terms or at all for our future expected capital commitments and expenditures. If we cannot raise sufficient additional funds on commercially acceptable terms, we may need to delay or abandon some of our development and expansion plans or otherwise forego market opportunities.

We may not be able to realize an adequate return on some of our investments

We have invested in early-stage companies in highly volatile industries, with limited operating histories and limited or no revenues. The value of our investments in these businesses may change due to the fluctuating and possible further diminution in value of these holdings. For example, in the year ended December 31, 2002, we took a provision of HK$581 million for a decline in the value of certain investments and had net unrealized losses on holdings of other investments of HK$142 million. In addition, we will not be able to control or influence the management of the businesses in which we hold minority interests. We may need to invest additional capital in certain of these businesses to permit these businesses to implement their strategies. These businesses ultimately may not be successful. As a result, we may suffer losses because of such investments.

We have a limited operating history as a combined company

Before our August 1999 restructuring and our August 2000 acquisition of HKT, our businesses operated as stand-alone enterprises. Accordingly, we have a limited operating history as a combined business. We may encounter risks and difficulties as an emerging integrated communications and Internet company in a new and rapidly evolving market. We may not be able to realize any positive impact from the restructuring of our business lines, our acquisition of HKT, the Telstra venture, or the other organizational and strategic changes we have made.

Loss of key management and other qualified personnel could weaken our business

A small group of key executive officers manages our group and the loss of services of one or more of these key individuals could affect our ability to make successful strategic decisions. Members of our senior management, including our Executive Directors, have entered into employment agreements with us. The agreements with our Executive Directors are terminable with notice periods ranging from six (6) to twelve (12) months. We cannot guarantee that these agreements will allow us to retain key employees. Additionally, we do not presently maintain any key person insurance.

Our management believes that our growth and success will depend in large part on our ability to attract, train, retain and motivate highly skilled and qualified managerial, sales, marketing, administrative, operating and technical personnel. The loss of key personnel, or the inability to find additional qualified personnel, could materially and adversely affect our prospects and financial position.

An economic downturn in Asia could adversely affect our results of operations

Since mid-1997, many countries in Asia have experienced significant economic downturns and related financial difficulties. The decline in the value of most Asian currencies has led to many Asian companies experiencing difficulties servicing foreign currency-denominated debt and thereby defaulting on their debt payments. The economic crisis adversely affected domestic growth rates across the Asia-Pacific region. While economic conditions in many of these countries have improved, economic developments in countries throughout Asia may materially and adversely affect our business, results of operations and financial condition.

The recent outbreak of severe acute respiratory syndrome, or SARS, in the PRC, Hong Kong and certain other Asian countries may adversely affect our business, results of operations and financial condition

In March 2003, the PRC, Hong Kong, Taiwan, Singapore and certain other Asian countries encountered an outbreak of SARS, a highly contagious form of atypical pneumonia. The existence of the SARS outbreak may adversely affect our ability to conduct business development, in particular, in the PRC and Taiwan. The economic impact of the SARS outbreak may have an adverse effect on our customers and the demand for our products and services due to a general slowdown of the economy and their prolonged effects may have a material adverse impact on our business, results of operations and financial condition.

Hong Kong’s relationship with the rest of the PRC is unpredictable and could disrupt our business

Hong Kong is a special administrative region of the PRC with its own government. Hong Kong enjoys a high degree of autonomy from the PRC under the principle of “one country, two systems”. However, there can be no assurance that our financial condition and results of operations will not be adversely affected as a consequence of the exercise of the Chinese sovereignty over Hong Kong.

Almost all of our operating assets are located in Hong Kong, and a majority of our turnover is derived from operations conducted in Hong Kong. As a result, our financial condition and results of operations may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy and the economies of the surrounding region, particularly the PRC.

Currency fluctuations could adversely affect our results of operations

Although a major part of our outstanding debt and guarantee obligations are denominated in currencies other than Hong Kong dollar, we have entered into a series of hedging transactions to swap these liabilities back into the Hong Kong dollar or US dollar. The Hong Kong dollar has been pegged to the US dollar since 1983. However, there is no assurance that such a peg will be maintained in the future. Therefore our results of operations and ability to discharge our obligations could be adversely affected by the discontinuation of the peg between the Hong Kong dollar and US dollar.

Laws and regulations related to the Internet, consumer protection, advertising, intellectual property and e-commerce may impede our ability to operate and expand our Internet-related businesses

We may be subject to extensive regulations governing various of our Internet-related businesses, including regulation of the flow of information over the Internet, access charges, content regulation, consumer protection, advertising, intellectual property, privacy and e-commerce. Lack of clarity with respect to certain laws and regulations governing our business and the legal systems of some of the countries in which we operate could impede our ability to operate effectively and have a material adverse effect on our results of operations. Adverse changes in the legal or regulatory environment relating to telecommunications, interactive online services or the Internet industry could have an adverse effect on us.

Some of the key Asian markets for our content services regulate content distributed in their countries. Content providers who fail to satisfy local requirements may be subject to “blacklisting” and, in some cases, criminal action. Various steps may be taken against blacklisted content, including the blocking of Internet sites and the barring of programming from cable services. We rely on a set of content standards and practices to avoid blacklisting and as a general matter we avoid political content. However, the blacklisting of our sites by one or more Asian governments could disrupt the development of our content business.

Internet content may give rise to various legal claims against us

The liability of Internet service providers for information available through their services is uncertain and may be significant. We may be subject to claims based on a variety of legal grounds, including for defamation, obscenity, libel, invasion of privacy, negligence, copyright or trademark infringement, false and misleading advertising, data protection or other claims based on the nature and content of our proposed programming or materials that are downloaded from the Internet and are distributed to others. Although we maintain general liability insurance, it is possible that such insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liabilities which may be imposed on us. If we incur any liability in excess of our insurance coverage, our business and operating results may be adversely affected.

We may also have liability for products or services sold through our websites or to our subscribers. In particular, we may be liable to third parties where the domain name services that we provide to our customers result in infringement of third-party rights.

These types of claims have been brought, sometimes successfully, against other on-line companies in certain jurisdictions. If we become subject to claims, we may have to spend significant amounts defending ourselves. If we are not successful in our defense, we may be forced to pay substantial costs and damages. Additionally, reaction to content by governmental authorities or consumer groups could adversely affect our ability to continue providing Internet services or media content and could decrease the numbers of our subscribers or the usage of our services.

We may not be able to protect our intellectual property rights

The preservation and protection of our service content, know-how, trade secrets and other intellectual property, including intellectual property that we license to third parties, may affect our overall performance. Our intellectual property rights, and our ability to enforce those rights, may be inadequate to prevent others from using our content or technology or substantially similar content or technology that they have developed independently. The unauthorized use of our intellectual property by others could reduce or eliminate any competitive advantage that we have, cause us to lose customers or lead to lower prices for our products and services.

To protect our intellectual property, we rely on copyright and trademark laws, trade secret protection, limiting access to our intellectual property and confidentiality and non-disclosure agreements with persons who have access to our intellectual property. We have also obtained and applied for trademark protection and, in the future, may apply for patent protection. We cannot guarantee that these measures will be sufficient or that adequate remedies will be available in the event of an infringement of our rights. A significant portion of our intellectual property is comprised of know-how and employees with know-how may depart before transferring their know-how to other employees. Moreover, the laws of other countries where we market our products and services may afford less protection for our intellectual property and the global nature of the Internet makes it virtually impossible for us to control the ultimate destination of our products. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could result in substantial costs and a diversion of resources, even if we prevail.

We rely on technology that we license from third parties and cannot be sure that third-party technology will continue to be available on commercially reasonable terms

We currently license software and other technology related to the operation and management of our telecommunications and Internet services. As we continue to introduce new services that require new technology, we anticipate that we may need to license additional third-party technology. Third-party technology may not be available to us on commercially reasonable terms or at all. Our inability to obtain or continue our use of third-party technology could delay or compromise the introduction of new services and materially and adversely affect our business, results of operations and financial condition.

Risks relating to complicated transactions and contractual arrangements

We have entered into a number of complicated transactions and contractual arrangements. These include, among other things, financing and other contracts and instruments, joint ventures, investments, acquisitions and sales agreements and other contractual arrangements. These transactions and contractual arrangements could give rise to differences in interpretation, disputes, claims or other developments which could have a material adverse effect on our business, financial condition or results of operations.

The market price of our ordinary shares has been, and may continue to be, volatile

The market price of our ordinary shares has experienced, and may continue to experience, wide fluctuations. These fluctuations reflect a general volatility in the market prices of equity securities of companies providing telecommunications and Internet-related products and services, concerns about our services and business model, and period-to-period fluctuations in our revenue and results of operations. The following factors, among others, may affect the market price of our ordinary shares:

  earnings reports;

  sales and potential sales of shares by our substantial shareholders;

  our current level of borrowings;

  fluctuation in demand for our services;

  introduction of new technologies and services by our competitors;

  changes in our pricing policies, particularly in response to aggressive pricing by our competitors;

  our ability to introduce, develop and deliver products and services which meet customer requirements in a timely manner;

  failure of our operating results to meet analysts’ expectations;

  changes or perceived changes in our business strategy and direction;

  abnormally high marketing expenses associated with new services;

  trends in global financial markets;

  general economic conditions in Hong Kong and elsewhere in Asia; and

  further issuance of shares or rights to subscribe for shares.

Shareholders’ interests may be diluted in the future

Our Board of Directors may determine to raise additional financing by offering our ordinary shares or other equity-linked securities to third parties or to our existing shareholders on a non-pro rata basis. Ordinary shares may also be offered as consideration for the acquisition of assets. In addition, we may issue securities that have rights, preferences or privileges that rank senior to our ordinary shares. As a result, shareholders’ interest in us may be diluted and/or become less advantageous as compared to the rights of other security holders.

We may be unable to pay dividends in the foreseeable future

We intend to retain our earnings

  for use in our business;

  to service debt obligations so as to reduce our debt and improve the credit rating for the debt of our subsidiary, HKTC; and

  for possible investments in or acquisitions of new businesses.

Notwithstanding this intention, our objective is to pay dividends in the medium term. We may be unable to pay dividends on our ordinary shares in the foreseeable future as future cash dividends, if any, will be at the discretion of our Board of Directors, will be subject to making significant progress in debt reduction and credit rating improvement, and will depend upon attaining positive retained earnings, our future operations, capital requirements and surplus, general economic, political and financial conditions, contractual restrictions, investment and acquisition policy and other factors as our Board of Directors may deem relevant. We have, and may incur in the future, indebtedness that may prohibit or effectively restrict the payment of dividends.

Exercise of influence over us by our substantial shareholders could adversely affect us

At June 13, 2003, Pacific Century Regional Developments Limited, Pacific Century Group Holdings Limited and Pacific Century Diversified Limited, collectively held approximately 36.61% of our issued share capital. Our Chairman and Chief Executive, Li Tzar Kai, Richard controls or has a significant shareholding in each of these companies. As a result, Li Tzar Kai, Richard will be able to influence our major business decisions, including our expansion and investment decisions, our legal and capital structure and our day-to-day operations. The interests of Li Tzar Kai, Richard could conflict with the interests of other holders of our shares and ADSs.

Further, such influence of Li Tzar Kai, Richard may:

  delay or prevent a change in control of PCCW;

  impede a merger, consolidation, takeover or other business combination involving PCCW; or

  discourage a potential acquirer from making an offer or otherwise attempting to obtain control of PCCW.

Although we believe that our relationships with Li Tzar Kai, Richard and the Pacific Century Group provide us with significant business advantages, these relationships result in various related party, or “connected”, transactions. See “Item 7. Major Shareholders and Related Party Transactions” for more details.

A shareholder may only bring a derivative action against us in certain circumstances allowed under Hong Kong law

We are a limited company organized under the laws of Hong Kong. The rights of holders of our ordinary shares (including ordinary shares underlying our American Depositary Shares, or ADSs) are governed by Hong Kong law and by our Memorandum and Articles of Association. These rights may differ from and, in certain circumstances, be more limited than, the rights of shareholders in corporations incorporated in other countries.

You may not be able to participate in rights offerings and may experience dilution of your holdings

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights are either exempt from registration under the Securities Act of 1933 with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

ITEM 4.      INFORMATION ON OUR COMPANY

A.      History and Development

In April 1979, we were incorporated as a Hong Kong company with limited liability under the name Ring Holdings Limited and subsequently changed our name to Tricom Holdings Limited. Our ordinary shares were first listed on The Stock Exchange of Hong Kong Limited in 1994. Our registered office is located at 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong. Our telephone number is (852) 2888 2888.

Until mid-1999, we were primarily engaged in the marketing, sale and provision of technical support for telecommunications and data communications products. In August 1999, pursuant to a group restructuring, the Pacific Century Group, a group of holding companies controlled by Li Tzar Kai, Richard, or over which Mr. Li Tzar Kai, Richard has a significant influence, acquired a substantial interest in our company. In connection with the restructuring, we transferred all of our then current businesses, other than our customer premises equipment business, to our former principal shareholder. We changed our name to Pacific Century CyberWorks Limited and acquired a 60% equity interest in Pacific Convergence Corporation, Ltd., or PCC, from the Pacific Century Group. PCC and its subsidiaries conduct certain of our business-to-consumer businesses. We also acquired PCCW Properties Limited, a holding company that develops and invests in commercial and residential real estate projects in Hong Kong and mainland China.

In August, 2000, we acquired HKT, previously known as Hong Kong Telecommunications Limited and subsequently known as Cable & Wireless HKT Limited, Hong Kong’s leading provider of telecommunications services. At the time of HKT’s acquisition, HKT’s communications-based businesses consisted of local and international voice and data communications services, mobile services and Internet and e-commerce services. HKT’s ordinary shares were listed on The Stock Exchange of Hong Kong Limited, and in the form of ADSs on the New York Stock Exchange. HKT is now an indirect wholly-owned subsidiary of PCCW and is the indirect holding company of HKTC. HKTC forms the most significant part of PCCW’s Telecommunications Services, or TSS, business.

HKTC was incorporated as a private limited company in Hong Kong in 1925 to acquire part of the business of China and Japan Telephone and Electric Company Limited, which had operated Hong Kong’s first public telephone services since 1882. In the same year, HKTC was awarded the sole right to provide Hong Kong’s local telephone services for 50 years. This right was subsequently extended to 1995. Following the expiration of HKTC’s monopoly on fixed-line telephone services in Hong Kong in 1995, OFTA issued a non-exclusive license to HKTC and three other companies to provide fixed telecommunications network services on a competitive basis. The licenses are valid until 2010 and were renewable for a period of 15 years at the discretion of OFTA. Additional licenses were granted in 2000. See “4.B. Business Overview–Regulation”.

In February 2001, we formed a strategic alliance with Telstra, which provided for, among other things, the formation of Reach, and the purchase by Telstra of a 60% interest in Joint Venture (Bermuda) No. 2 Limited (“Regional Wireless Company, or RWC”). Reach is a 50:50 joint venture between Telstra and us and is a leading wholesale provider of voice, data and Internet connectivity services in the Asia-Pacific region. RWC owns the Hong Kong wireless communications business contributed by us. After Telstra’s purchase, we owned the remaining 40% of RWC until we sold it to Telstra on June 28, 2002. See “Item 5. Operating and Financial Review and Prospects - Overview - Telstra Alliance”.

On August 9, 2002, we changed our name from Pacific Century CyberWorks Limited to PCCW Limited in order to align the legal name of PCCW with its logo and brand. Our Chinese name remains unchanged.

B.      Business Overview

We are the largest telecommunications service provider in Hong Kong and one of Asia’s leading integrated communications companies, with turnover for the year ended December 31, 2002 of HK$20,112 million.

Our business comprises the following principal segments:

  Telecommunications Services, or TSS - We are Hong Kong’s leading provider of fixed-line telecommunications services, which include Internet access and multimedia content.

  Business eSolutions - We offer systems integration, applications development, network integration and application-management services, information technology, or IT, solutions, business broadband Internet access, hosting and facilities management services and Internet data centers within Hong Kong and Greater China.

  Infrastructure covers our property portfolio in Hong Kong, such as the Cyberport development, and mainland China.

  Others include our overseas and other investments.

During 2002, we restructured our business segments as follows:

  TSS and Business eSolutions became separate segments rather than being parts of the core telecommunications segment, which ceased to be a segment.

  Our Internet Data Center operations were merged into and became part of our Business eSolutions segment.

  Internet Services ceased to be a segment. Retail consumer broadband and narrowband Internet access services and related multimedia services were transferred to TSS from the Internet Services segment. Business broadband Internet access became part of the Business eSolutions segment. The remainder of the Internet Services segment, which primarily comprised costs associated with the production of English and Chinese Internet and broadband content, was included in our Others segment.

The table below sets forth our turnover by business segment for the years ended December 31, 2000, 2001 and 2002. Comparative figures for 2000 and 2001 have been restated to conform to the restructured classification of our segments in 2002. The results for the year ended December 31, 2000 include the results of HKT only for the period from August 17, 2000, the effective date of our acquisition of HKT, to December 31, 2000.

	Year ended December 31
	2002	2001	2000
	HK$ million

TSS	18,007	19,827	6,839
Business eSolutions	2,234	1,936	357
Infrastructure	685	1,368	459
Others	793	468	179
Less:
Eliminations	(1,607)	(1,640)	(543)

	20,112	21,959	7,291

The table below shows our turnover by geographic area for the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31
	2002	2001	2000
	HK$ million
Hong Kong	19,063	21,010	7,044
PRC and Taiwan	701	853	197
Others	348	96	50

	20,112	21,959	7,291

Telecommunications services (TSS)

TSS is the leading provider of fixed-line telecommunications services in Hong Kong. Utilizing optic fiber, HKTC has the most extensive digital network in Hong Kong and broadband coverage passing approximately 95% of Hong Kong homes and accessing all major business areas in Hong Kong.

TSS is focused on growth through investments in data transmission services, broadband access lines services and value-added services. The unit has also implemented efficiency improvements and improved marketing efforts to reduce costs and enhance customer service, considered a key feature that sets TSS apart from its competitors. TSS provides a wide range of services, including:

  Local Telephony Services - TSS is the leading provider of fixed-line services in Hong Kong, with the most extensive digital network in Hong Kong and a broadband capability that covers almost all Hong Kong’s households.

  Local Data Services - Within Hong Kong, TSS provides a backbone for corporate data networks and provides high speed data services to other service operators, offering broadband-based Internet Protocol-Virtual Private Network, or IP-VPN, frame relay and Asynchronous Transfer Mode, or ATM, services that allow high volume transmissions of integrated data, voice and video traffic for corporate networks.

  International Telecommunications Services - TSS provides outgoing international direct dialing, or IDD, retail international data services, termination of incoming international calls, retail international private leased circuits, or IPLCs, and international data services.

  Other Services - Consists primarily of sales of network equipment, customer premises equipment and connectivity products, technical and maintenance subcontracting services and contact centers, which design, build and maintain call centers and related outsourcing services.

     Local Network Infrastructure

Hong Kong has one of the most sophisticated and competitive telecommunications markets in the world in terms of overall scope, service penetration and customer choice. Because of the city’s high population density and compactness, Hong Kong effectively utilizes almost all major types of technology in the development of its telecommunications networks, including point-to-point microwave, fiber-optics, multi-point distribution systems and traditional radio frequency distribution techniques. HKTC has been at the heart of this development with the deployment of its territory-wide broadband backbone and ancillary networks capable of delivering high quality voice and data services.

HKTC completed the digitalization of its network in 1993. Currently, all of the network transmission links for exchange junctions are digital and all exchange equipment incorporates digital technology. As a result, HKTC’s network is capable of supporting a wide range of circuit and packet switched data services. These services enable a single line to be used for simultaneous voice and data communication and facilitate the provision of various customer services such as voice, data, video services, Integrated Services Digital Network, or ISDN services and enhanced customer-calling features.

In early 1997, HKTC and its affiliates initiated their offering of ATM services in Hong Kong. ATM can manage the transmission of diverse kinds of traffic simultaneously within a network, including voice, data and video signals. In mid-1998, HKTC launched residential broadband access services and its broadband network coverage currently passes approximately 95% of Hong Kong’s homes and all major business areas in Hong Kong utilizing fiber-to-the-building and digital subscriber line, or DSL, technology.

As at December 31, 2002, HKTC’s core telecommunications network includes:

  3.14 million exchange lines, and approximately 559,000 broadband access lines;

  an extensive optical fiber network covering most of Hong Kong, consisting of 592,000 core kilometers of fiber;

  184 advanced fiber telecom buildings, with high-bandwidth and resilient fiber optic cabling;

  210 telephone switches; and

  transmission plant and exchange equipment, such as computer hardware and back-up power supplies.

HKTC is focused on providing a high level of service quality for its voice, data and broadband services, benchmarking its performance against the leading global operators. This is reflected in its 99.999% network availability and its call drop rate of 0.03% during the year ended December 31, 2002, based on HKTC’s internal quality assurance reports.

HKTC currently plans to complete the development of a multi-service IP platform by 2005. This platform is aimed at facilitating the delivery of next-generation services that integrate voice, data, Internet, metro IP services, and other high-bandwidth applications while providing significant cost advantages and scale efficiencies in service provision.

     Products and Services

Local Telephony Services

Local telephony services accounted for approximately 38% of TSS’s turnover for the year ended December 31, 2002 and consisted of retail public-switched fixed-line local telecommunications services, value-added services and wholesale interconnection services provided to other telecommunications carriers and service providers.

According to OFTA, the telephone density in Hong Kong at December 31, 2002 was 56.9 lines per 100 people, or nearly 57%, which was among the highest in the world. OFTA reported that there were approximately 3.84 million exchange lines in Hong Kong at December 31, 2002 representing a decline of approximately 2% from the prior year. The decline in the number of exchange lines was generally a result of the substitution by broadband access lines and wireless telecommunications services as well as a general softening in the Hong Kong economy. Based on our estimates and OFTA’s statistics, TSS had a 82% total market share of exchange lines in service in Hong Kong at December 31, 2002.

Exchange Line Services. TSS provides retail public-switched fixed-line local telecommunications services to residential and business customers, for which it charges its retail customers a fixed monthly exchange line rental fee. In 1998, various members of the HKT group, including HKTC and Hong Kong Telecom International Limited (now known as Reach Networks Hong Kong Limited, or Reach Networks), or HKTI, entered into a Framework Agreement with the Hong Kong Government providing for the early termination of HKTI’s exclusive international license as of March 31, 1998, the introduction of competition in international services commencing January 1, 1999 and the introduction of facilities-based competition commencing on January 1, 2000. In return, the HKT group received a package of compensatory measures that included the right for HKTC to increase its local exchange line tariffs in agreed phases. Price caps on HKTC’s local business exchange line tariffs were removed on July 1, 1998 and price caps ceased to apply to HKTC’s local residential exchange line tariffs fromJanuary 1, 2002. However, HKTC remains subject to regulation in respect of its dominant position in fixed exchange lines and certain other services. See “– Regulation.”

HKTC implemented an increase in the residential exchange line tariff from HK$68.90 to HK$90.00 per month in September 1999. In January 2001, HKTC implemented the final increase to its residential exchange line tariff under the Framework Agreement from HK$90.00 to HK$110.00 per month and increased the business exchange line tariff from HK$108.80 to HK$128.80. In addition to charging a basic tariff, HKTC also charges customers for the installation and relocation of exchange lines.

As of December 31, 2002, TSS’s market share of exchange lines in service in Hong Kong was approximately 82%, representing approximately 84% of residential exchange lines and approximately 79% of business exchange lines. TSS’s business exchange lines fall within two separate categories, business direct exchange lines and Integrated Digital Access, or IDA, lines. Business direct exchange lines are traditional exchange lines provided for business use. IDA lines employ digital technology to provide multi-channel voice and voice band telecommunications between customers’ equipment and the public switched telephone network. IDA lines are primarily employed by businesses to connect their private automated branch exchanges, or PABXs, to HKTC’s network, as well as by other telecommunications operators for interconnection purposes.

The following table indicates the number of exchange lines leased by TSS at December 31, 2000, 2001 and 2002:

	December 31,
	2002	2001	2000
	(in thousands)
Lines in Service
Business lines, including IDA lines	1,336	1,470	1,545
Residential exchange lines	1,802	2,019	2,158

Total	3,138	3,489	3,703

Value-added Services. TSS offers a number of value-added services to its business and residential customers in return for a monthly per-line fee, or as part of a package subscription. Increasing penetration of TSS’s range of value-added telephony services has contributed to an increase in overall revenue per line over the last few years. Examples of TSS’s value-added services include:

  Abbreviated Dialing. This enables callers to make a call by dialing two digits. The Abbreviated Dialing service saves the caller’s 20 most important phone numbers, local or international, and stores them on the TSS system.

  Caller Display. This enables users receiving an incoming call to view the caller's telephone number on the screen of their Caller Display phone or add-on unit.

  Block-the-Blocker. While callers can choose not to transmit their name and phone number, Block-the-Blocker enables customers to reject such blocked calls. When a blocked number calls, the telephone called will not ring. The rejected call will be routed to an announcement advising the caller that the called number does not wish to receive anonymous calls.

  Call Forwarding Bundle. This enables users to forward incoming calls to any other local telephone number voice system, or directly to a mobile phone or pager. This service also enables users to forward all calls, or just when their line is busy, or when no answer is available.

  PhoneMail. This enables users to have incoming calls diverted to a mailbox when the telephone line is busy or unattended.

Local telephone customers can subscribe to value-added services either directly or through the purchase of one of TSS’s “VAS Packages” that range from HK$27 per month to HK$56 per month.

Wholesale Interconnection Services. TSS receives interconnection payments from other service providers and local carriers for calls utilizing its network. Interconnection fees include fees for the delivery of traffic, as determined by OFTA, and fees for the physical interconnection of facilities and network sharing, as determined by commercial agreements between us and other local carriers. Currently, the primary sources of TSS’s interconnection turnover are:

  the per call/minute fees payable by other local carriers or service providers for the origination or termination of voice or data traffic on its network;

  the origination, termination and transit of mobile voice traffic; and

  the termination of dial-up Internet traffic to Internet Service Providers, or ISPs.

Most of the retail public switched fixed-line telephone network traffic in Hong Kong is carried on HKTC’s network by virtue of its extensive network coverage, significant ownership of “last mile” access, and large customer base.

     Local Data Services

Local data services accounted for approximately 25% of TSS’s turnover for the year ended December 31, 2002, and consisted of local leased circuits, data services and the provision of broadband access lines utilizing HKTC’s fiber optic and digital subscriber line network. Banks, insurance companies and numerous public sector customers accounted for more than half of TSS’s local data turnover.

Local Leased Circuits. TSS supplies local private leased telecommunications circuits to other service providers, allowing point-to-point connection for voice and data traffic between two or more separate points. A large number of local circuits are leased by the other fixed-line and mobile carriers to connect their network facilities, as well as by Internet service providers that need to connect to local and international Internet exchanges. The balance of the leased circuits is provided to corporate customers such as banks which require private network telecommunications facilities. TSS also provides the local connections for its own and other carriers’ international private telecommunications circuits. Lease rates for local telecommunications services are determined by levels of bandwidth, customization, service availability and customer support, as well as volume pricing discounts.

Data Services. TSS provides customers with managed end-to-end data transmission facilities, including point-to-point, point-to-multipoint, or polling, and broadcast services within Hong Kong. HKTC’s network also supports frame relay, ATM and IP-VPN data services that allow high volume transmissions or integrated data, voice and video traffic for corporate networks. In addition, HKTC offers a dedicated network for connecting multiple sites for data, Internet and intranet applications and provides managed router services to facilitate wide area network management services. Customers incur monthly charges for use of these services based on levels of bandwidth, customization, service availability and customer support, as well as volume pricing discounts.

Virtual Private Dial-Up Service, or VPDS. VPDS is a dial-up service offered to Internet service providers and enterprise customers. Equipment to facilitate the service is located within PCCW’s exchanges, and frame relay or ATM links connect customers’ IP networks to the VPDS.

Datapak Circuit Switched Service - ISDN. Datapak is an ISDN service providing high bandwidth with the flexibility of both voice and data dial-up communication, enabling users to select various destinations for voice, data and video images. Applications include:

  Video-conferencing. The service cuts travelling time and expenses, while maintaining face-to-face contact by video. ISDN is an effective medium for international video-conferencing networks.

  Dedicated Line Backup. Where computer backup is required to a local or overseas host, ISDN provides high bandwidth on request, without the overhead of a permanent circuit. It also enables users to back up leased lines to ensure secure, high-speed communications.

  High-speed computer links. ISDN is appropriate for intermittent transmission of high-volume data. It is particularly suited to connection of geographically separated local-area networks.

  Multimedia Communication. Several applications combine data, text, voice and images.

Broadband Internet Access. We are one of Asia’s leading broadband providers. Hong Kong had an estimated 989,115 registered broadband Internet-access customers from households and offices at December 31, 2002, based on statistics from OFTA. Of that total, more than 559,000 were our retail and wholesale customers, as of December 31, 2002.

Broadband access lines are leased to other service providers, which package local-access lines with content services for their own customers. Usage-based, flat-rate and level-of-service broadband packages are tariffed and provided on a non-discriminatory basis.

The following table shows the total numbers of TSS’s broadband access lines in service at December 31, 2000, 2001 and 2002.

	December 31,
	2002	2001	2000
	(in thousands)
Wholesale and retail Broadband Access Lines Leased	559	402	282

NETVIGATOR. Our Internet services in Hong Kong are offered through our “NETVIGATOR” brand, which had a consumer broadband customer base of 424,000 at December 31, 2002, representing an increase of 36% from 311,000 as of December 31, 2001.

High-speed Internet access is also available without the need of a cable or phone-socket at 200 wireless local-area network, or wireless LAN, at locations in Hong Kong, such as cafes, restaurants and shopping malls.

In 2002, NETVIGATOR introduced value-added services such as Parental Control, which filters undesirable Internet material; NETSee, enabling video Internet communications; Mailguard, to block unwanted e-mails; and NetAlbum, which stores digital images. These value-added services served 250,000 subscribers as of December 31, 2002.

now.com.hk. This is a broadband entertainment portal available to NETVIGATOR users and offers speeds of up to 800Kbps. Numbers of now.com.hk customers totalled 145,000 as of December 31, 2002, representing a 79% increase from the number at December 31, 2001. now.com.hk provides a variety of interactive local and international entertainment and information. Hong Kong-sourced materials include local news, entertainment features, movies, drama, videos and games, as well as Asian music.

In 2002, now.com.hk added a number of English-language channels featuring international fashion, sports, variety shows, animation and 24-hour news, and financial information. In February 2003, the service was made available to viewers using handheld devices, such as personal digital assistants, or PDAs.

     International Telecommunications Services

International telecommunications services accounted for approximately 20% of TSS’s turnover for 2002. These services consisted primarily of retail international services provided by TSS.

IDD Services. TSS provides IDD calling services, operator assisted overseas calls and calling card services to both business and residential customers in Hong Kong. TSS currently offers a choice of IDD calling services targeting different customer segments: its “001” premium service and its “0060” service. IDD services are charged on a per 6-second basis depending on the location called.

Prior to January 1, 1999, all international calls had to be delivered through the gateway of HKTI. HKTI paid Hong Kong Telephone Company Limited (now known as PCCW-HKT Telephone Limited, or HKTC), and other local fixed-line and mobile carriers a per-minute delivery fee (as determined by OFTA) for originating and terminating international telephone traffic. Through this revenue-sharing system, revenues from international calls subsidized local services, which operated at a loss due to government-mandated pricing. HKTC and other local carriers and service providers maintained the customer interface and conducted all associated billing and collection functions for international calls. These local operators collected customer payments for outgoing calls, then paid a sum to HKTI that was equal to its international wholesale price less the delivery fee. For incoming traffic, HKTI paid the delivery fee to the local operator that delivered the call within Hong Kong. See “–Regulation”.

Thus, prior to January 1, 1999, provision of international-call services by competing local carriers was driven by their ability to access customers on the HKTC network to secure a delivery fee. Competing carriers offered international telephone services using the usual outbound-calling techniques via HKTI’s international gateway, as well as services using callback techniques. The growth of callback services from 1995 through 1998 impacted the relative balance of incoming to outgoing international traffic between Hong Kong and certain international destinations, such as the United States, the United Kingdom, Australia and Canada.

Commencing on January 1, 1999, in addition to being able to purchase wholesale switched minutes from HKTI, holders of non-exclusive, external-telecommunications service, or ETS, licenses were able to provide international telephone services through International Simple Resale, or ISR, on certain non-China international routes by leasing wholesale international network capacity from HKTI. International traffic delivered through ISR bypasses the international switched telecommunications network and the international accounting rate system.

With the issuance of additional ETS licenses from the Hong Kong Government effective from January 1999, competition in the IDD services market has increased significantly, resulting in significant declines in prices and HKTC’s market share. There are now a large number of service providers holding non-exclusive licenses to provide international voice, fax, data and value-added network services, as well as international calling-card and virtual private network services.

International facilities-based competition was introduced from January 1, 2000. This enabled licensed carriers to install their own facilities and allowed service providers to purchase international transmission capacity, wholesale switched minutes and leased-circuit capacity from international carriers other than HKTI. Together with further reductions in international accounting rates, international facilities-based competition has had the effect of further reducing the retail and wholesale prices for international calls on certain routes, particularly on China routes, that previously could be accessed directly only through HKTI’s international switched network. HKTC was also designated by OFTA as a non-dominant carrier in regard to mainland China in 2001. HKTC was accorded the non-dominant status on all IDD routes in October 2002.

International Private Leased Circuits. TSS supplies IPLC services to retail customers, allowing point-to-point connection for voice and data traffic between two or more points. TSS leases the international capacity for its retail IPLCs from other providers, primarily Reach, which it then separately packages with its own local capacity to create a fully integrated international leased circuit. Customers incur monthly charges for use of these services based on levels of bandwidth, customization, service availability and customer support, as well as volume pricing discounts. See “–Regulation”.

As a result of the introduction of the international facilities-based competition from January 2000, retail IPLC prices fell substantially. TSS aims to increase its market penetration of end-to-end retail IPLC services. For example, TSS intends to provide IP-based private network services and to continue to upgrade its customer care program to improve customer service and satisfaction.

TSS provided international managed bandwidth services and IPLC services to more than 150 destinations at December 31, 2002. In April 2002, TSS worked with Beijing Communications Corporation to provide a 100% service-availability commitment to our customers for international leased lines, as well as ATM and frame relay services between Hong Kong and Beijing.

Internet VPN and Managed Firewall Services. In March 2002, TSS launched its IP-VPN service in mainland China and throughout the Asia-Pacific region. Supporting multiple services, with speeds of 64Kbps to 1Gbps, this provides customers with a private IP network. TSS’s IP-VPN and secure managed firewall offerings utilize a high-capacity and resilient global IP backbone, mostly supplied by Reach. TSS’s IP-VPN is designed to enable rapid and efficient use of applications including mission-critical enterprise resource planning, customer relationship management, high-quality video-conferencing, voice-over-IP, e-mail, intranet and Web-based applications.

International Frame Relay. Our international frame relay, or IFR, is an integrated data solution that increases the efficiency of a communications network. It is effective in transporting ‘bursty’ data traffic between multiple locations in a Local Area Network/Wide Area Network, or LAN/WAN, environment.

IFR is provided by our global end-to-end network platform deployed in a number of countries and service coverage is extended to more countries through bilateral agreements or partnership with foreign service providers. At present, IFR directly connects Hong Kong to major cities in the Asia-Pacific region, US, Europe and the PRC, including Beijing, Guangzhou, Shanghai, Shenzhen and Xiamen.

Asynchronous Transfer Mode Services. This technology supports multimedia services, providing a single, high-speed, broadband digital platform that integrates various types of traffic. Customers using ATM services can reconfigure their bandwidth demands according to traffic patterns.

International Data Services. HKTC’s retail international data services include end-to-end data transmission facilities, such as point-to-point, point-to-multipoint, or polling, and broadcast services on an international basis. International demand for data services has increased significantly as a result of the proliferation of applications requiring high-bandwidth connectivity.

Other Services

Other Services accounted for approximately 17% of TSS’s turnover for the year ended December 31, 2002. TSS provides a range of technical and maintenance services to other service providers, primarily to our other business units. These services include installation and maintenance of customer access equipment and software for broadband service providers and call centre services, as well as server facility management and maintenance. TSS also offers consultancy services to provide customized integrated packages of communications and value-added services.

Under the terms of its commercial interconnection agreements with other local fixed telecommunications network services operators, TSS leases unbundled local access links from its exchange sites to customer ends for which it receives per line charges. TSS also charges other telecommunications operators for space in its local exchanges used to co-locate their equipment. See “– Regulation.”

Local Equipment Sale and Rental. We have been conducting customer premises equipment business since 1979, having retained this business after the disposal of various elements of Tricom Holdings Limited’s other businesses during our restructuring in 1999. Our customer premises equipment business includes the sale, marketing and servicing of a range of business telephone systems, peripherals and office-automation products, such as voice messaging and call-accounting systems, burglar alarms and closed-circuit television and facsimile machines.

TSS also supplies a range of PABX equipment, personal computers, data communication equipment, home-use cordless telephones, mobile telephones and pagers. It leases certain products to customers, such as basic telephone sets and business exchange equipment. In addition, it designs and provides individualized telecommunications systems that integrate voice and data-switching equipment from various suppliers, and supplies and installs local and wide area data network equipment. It does not manufacture telecommunications equipment.

Contact Centers. We believe that Contact Centers is one of Asia’s largest and most advanced 24-hour contact management businesses. We have contact centers in Hong Kong, Guangzhou, Taipei and Kuala Lumpur. Contact Centers handle approximately 10 million calls each month, and this business is comprised of Customer Front Office, which serve our own fixed-line and Internet customers, and Teleservices, which handles design, build and maintenance of contact centers as well as providing outsourcing services for external customers.

Using advanced software applications, Contact Centers offer customer relationship management, or CRM, solutions, call management, computer telephony integration and best-in-class self-service options such as interactive voice response, short messaging, Internet mail and fax-on-demand.

Through Contact Centers, we believe we are a leading provider of customer contact management and CRM services and solutions in Asia, employing more than 3,000 agents conversant in 15 languages. Our key customers include leading banks, insurance and technology companies.

BtNAccess. Beyond the Network, or BtN, our indirect wholly owned subsidiary, offered IP-based end-to-end communications solutions to enterprise customers over its own global IP Multi Protocol Label Switching (MPLS)-enabled network. We acquired Telecommunications Technology Investments Limited (now known as BtN Access Limited), which we called Corporate Access, in March 2001 for approximately HK$803 million. In April 2003, BtN was amalgamated with our Corporate Access business unit to form BtNAccess.

Along with offices and network access points, BtnAccess’s network extends to 35 points of presence in the USA, Europe and Asia as a result of its acquisition of certain assets of Ardent Communications Inc. in June 2002. BtNAccess, a bandwidth reseller and telecommunications and IP solution integrator, offers a suite of products, including Internet access, Voice over IP, MPLS virtual circuit connectivity (VPN), IP Centrex, managed routers and content delivery network solutions through its branded “BtN Multi-Service IP Port.”

Corporate Access (now part of BtNAccess) was a satellite-based network communication solutions provider in Asia. Corporate Access uses fixed as well as mobile VSAT (very small aperture terminal) satellite links to allow companies to set up and install their own communications systems. In Asia, Corporate Access had approximately 70% of the market for international VSAT links, serving more than 200 multinational corporations in more than 50 countries, as of December 31, 2002. Corporate Access was operating via 15 different satellites and employing 70 staff, as of December 31, 2002.

In 2002, Corporate Access introduced fiber, as well as satellite-based, solutions, and delivered voice products and Internet services to its corporate customer base. In addition, Corporate Access built on its customer base by extending fiber-based solutions in Guangdong, Hong Kong, Taipei and Tokyo, and expanded into the broadcasting market, with transmission of the 2002 Asian Games in Seoul.

The customers of BtNAccess include emerging carriers, ISPs, Internet content providers and application-service providers.

Cascade. The wholly-owned Cascade Limited, or Cascade, a technical services company, was created by us in 2002 from within our network and services business division. Launched on January 1, 2003, Cascade provides our network operations with support and maintenance services.

Other Cascade services include network infrastructure design, build-out and maintenance, consulting solutions, customer installation and maintenance services, project and network management, billing and operating systems development and maintenance, and technical support. As part of our TSS segment, Cascade designs, builds and maintains ATM and other networks for banks, as well as operating systems for share trading, airports, IT companies and major transport and infrastructure corporations.

Business eSolutions

Business eSolutions provides end-to-end solutions from systems integration, application development, network integration, outsourcing and application management services, and enterprise applications to support enterprise customer requirements across Asia. Business eSolutions targets four key business sectors: public, finance, communications and enterprise. Employing an experienced team of information technology professionals, its service scope includes online security, payment platforms, business Internet portals and logistics and fulfillment services. To support its focus on expanding into China, Business eSolutions established a software development center in the Shenzhen Special Economic Zone in the PRC to provide enterprise solutions to customers across Greater China.

Some of our completed and ongoing systems contracts in Hong Kong and elsewhere in Greater China include:

  the development of the Order Routing System and the Multiple Workstation System for the third generation of the Automatic Order Matching and Execution System for Hong Kong Exchanges and Clearing Limited;

  the development of on-line stock trading platform for a local financial institution;

  a contract with the Planning and Lands Bureau of the Hong Kong Government to conduct a consultancy study on data alignment involving three bureaus and 13 government departments;

  the development of an integrated call center and related support services using the latest information technology and CRM solutions for the Hong Kong Government’s Efficiency Unit;

  the development of a flight information display system and a wireless local area network for the Hong Kong Airport Authority;

  contracts from a leading Japanese multimedia conglomerate to provide consulting service, design the network and system architecture and build all key components for its Internet access service and e-commerce platforms;

  the development of a nationwide enterprise resource planning information system for a mobile telephone operator in mainland China for improved resource sharing and enhanced monitoring;

  systems integration business with the largest non-state owned insurance company in mainland China; and

  a contract from the Hong Kong Government to provide hardware, software and services for the city’s new computer-chip ID card.

We also operate PCCW Directories Limited, a wholly-owned telephone directory advertising business in Hong Kong and one of the market leaders in directory publications in Asia. PCCW Directories Limited is the official publisher of the Hong Kong Yellow Pages, White Pages and Fax Directory. It also offers online services, including those operated at ‘yp.com.hk’. In November 2000, we acquired 37.65% of the issued share capital of ChinaBig.com Limited, or “ChinaBig”, which, through its 80% shareholding in Unicom Yellow Pages Information Co., Ltd., or “UYP”, operates one of the largest telecom online and paper directory advertising businesses in mainland China. Other substantial shareholders of ChinaBig are China United Telecommunications Corp. (HK) Limited and R.H. Donnelley Inc. In April 2002, PCCW Directories Limited joined with UYP to launch three new trade and professional directories distributed mainly in mainland China. In April 2003, we increased our shareholding in ChinaBig from 37.65% to 62.31% as a result of successfully subscribing for additional shares in a fund raising exercise where all shareholders of ChinaBig were offered an opportunity to subscribe for further shares in ChinaBig. Currently, we indirectly own 49.85% of UYP.

     Internet Data Centers

We have interests in a network of Greater China Internet data centers through facilities located in Hong Kong, Beijing and Shanghai. These data centers are focused on providing a secure and reliable environment in managed hosting services, security services, network and facilities management and monitoring.

We operate one of Hong Kong’s largest data center facilities under Powerb@se, a premium-service brand, which had approximately 1,000 customers at December 31, 2002, including major corporate and public sector institutions requiring mission-critical solutions. Launched in 2000, Powerb@se operates from a purpose-built data center in Quarry Bay, Hong Kong. Powerb@se has earned a Sun Microsystems’ SunTone(SM) Certification for service quality, and in 2002, the unit added a British Standards Institution Certificate on Information Security Management System (BS 7799).

In January 2001, a joint venture among Powerb@se, Sybond Venture Limited, the investment arm of Shell Electric Manufacturing (Holdings) Company Limited, and ASPEngines, Inc. was formed to deliver data center and related services through a Hong Kong company, Powerb@se Engines Company Limited. With effect from November 1, 2002, the joint venture arrangement was terminated by the shareholders with respect to the delivery of computing on demand services through PowerbaseEngines Company Limited. The entity’s revenue in 2002 was approximately HK$2 million.

In June 2001, responding to an increasing number of companies concerned with managing risks to ensure business continuity, Powerb@se introduced Business Continuity Solutions, a comprehensive service ranging from consultation to recovery and resumption services for all business aspects.

In November 2001, Powerb@se entered into customer referral agreements with a number of distressed data center operators with significant client bases. As of December 31, 2002, this unit served approximately 1,000 customers.

In December 2001, Powerb@se won service contracts to design Internet data centers for a major telecommunications provider in the PRC. In December 2002, Powerb@se won a contract with a major mobile provider in the PRC.

In November 2002, we built a new Internet data center at Hong Kong’s Cyberport, positioning ourselves to serve tenants at one of Asia’s premier technology-themed developments.

Infrastructure

This business area manages our infrastructure and property portfolio in Hong Kong and the PRC. It is focused on increasing financial returns from our property assets while reducing the real estate costs of our business units. Infrastructure also engages in developments, such as the Cyberport project, now underway in conjunction with the Hong Kong Government.

Infrastructure revenues are principally derived from external property projects and rental from investment properties leased to third parties, including space leased at Pacific Century Place Beijing, as well as the Broadway and the PCCW Tower in Hong Kong. We acquired long term lease rights in PCCW Tower, a premium office block in Hong Kong, as a result of the acquisition of HKT.

Infrastructure also provides property management services to our other businesses, including corporate premises planning, occupancy cost management and project management assignments.

     Cyberport

In May 2000, we entered into an agreement with the Hong Kong Government under which we were granted the exclusive right and obligation to design, develop, construct and market the Cyberport, a project located on approximately 24 hectares at Telegraph Bay on Hong Kong Island. The Cyberport will consist of specially designed commercial space dedicated to high-technology industries with related retail, residential, recreational and educational facilities. This technology-themed project is being built to create a business environment with which

Hong Kong can attract and retain promising technology businesses. It is intended that the Cyberport will contain a wide range of IT facilities including a network operations center, a multimedia lab and production center and a central data exchange, all connected by an internal private network.

Under the agreement, the Hong Kong Government is providing the site, while we are responsible for the provision and procurement of funds to complete the project. We do not have to pay for the right to develop the Hong Kong Government’s land and, accordingly, we will not obtain any title to the site.

The Cyberport project consists of two “Portions” and several phases. The “Cyberport Portion” will include office towers, a retail center, a hotel and ancillary facilities. This portion will be turned over to the Hong Kong Government on completion and is intended to be leased to qualified technology companies. Other than our right to develop the Cyberport Portion, we will have no ownership rights in it and will not receive rental or other project income from it.

The first two phases of Cyberport, consisting of office and rental premises, were completed on schedule in 2002. The balance of the Cyberport campus, comprising office space and le Meridien Cyberport Hotel, is expected to be substantially completed during 2003, with the final phase to follow in 2004.

Construction of the “Residential Portion” commenced in 2002, and consists of approximately 2,800 units, which are expected to be completed in phases between 2004 and 2007. The development right entitles us to receive a percentage of the surplus proceeds from the sale of units in the Residential Portion. These proceeds will be shared by the Hong Kong Government and us based on a ratio determined by our respective capital contributions to the Cyberport project as described below. The residential units may be pre-sold prior to completion. Pre-sales of units for the initial phase commenced in the first quarter of 2003.

We have agreed to design, develop and construct the Cyberport project for a maximum fixed cost of HK$15.8 billion, subject to certain adjustments, in accordance with an agreed timetable. The maximum fixed cost was based on a cost assessment conducted by professional quantity surveyors. We are obligated to fund the entire cost of the Cyberport project, as well as other project expenses, to the extent that these costs and expenses are not funded by the sale or pre-sale proceeds from units in the Residential Portion or other specified project income. We are also obligated to fund certain other expenses and any cost overruns, which include any costs above the maximum fixed cost. Cost overruns and these other expenses must be funded from our own resources and cannot be funded by pre-sale or sale proceeds from the units in the Residential Portion or other project income.

We have also agreed to indemnify the Hong Kong Government against certain losses, claims and expenses, and other items, including, for example, any losses caused by or arising as a result of our negligence or a breach by us of our obligations under the project agreement. The agreement may be terminated by the Hong Kong Government under certain circumstances, including upon default on the agreement.

We invested approximately HK$2,204 million in the Cyberport project in the form of equity contributions for the year ended December 31, 2002, compared to HK$1,260 million for the year ended December 31, 2001. This brought the cumulative total investment to approximately HK$3,890 million by the end of Decmber 31, 2002. We expect to continue to provide additional funding, in the form of equity contributions, for the Cyberport development in the near term before the project becomes self-funding. The amount of funding we will be required to provide may be significant and will depend on a variety of factors including, for example, the timing of pre-sales and sales of the residential units, the demand and pricing of units and overall costs of, and expenditures relating to, the Cyberport project.

Under the agreement, proceeds from the sale of Residential Portion units and other agreed project income will be used to pay (i) future construction costs of the Cyberport Portion first, and then future construction costs of the Residential Portion and (ii) certain other agreed project expenses and other items, all in priorities specified in the agreement. After the payment of these items and setting aside agreed reserves, and after completion of the Cyberport Portion, any surplus proceeds will be shared between the Hong Kong Government and us in accordance with our capital contributions.

The Hong Kong Government capital contribution is the value of the site for the Residential Portion contributed by the Government as determined under the agreement (HK$7.8 billion, subject to adjustment). Our capital contribution will be equal to the aggregate amount of construction costs and other agreed project expenses funded by us out of our own resources. A number of items shall be excluded in calculating our capital contribution including, for example, (i) funding financed by the pledging of our development right, (ii) any cost overruns, and certain other expenses and (iii) any amount funded from the Residential Portion unit sale proceeds or other project income.

     Pacific Century Place–Beijing

We are the majority owner and developer of Pacific Century Place in Beijing, a 220,000 square-meter business, retail and residential complex. It is held as an investment property leased to third parties. Pacific Century Place Beijing is home to multinational commercial tenants with IBM and Nokia constituting major tenants of the two office towers. Two apartment towers and an approximately 70,000 square-meter shopping arcade complete the development.

Alliances

We regularly evaluate the potential for ventures and alliances with leading companies that help us best serve our customers, while positioning ourselves for long-term growth in the changing telecommunications environment.

In 2001, we formed an Asia-Pacific strategic alliance with Telstra. The alliance created:

  Reach, a 50:50 joint venture international telecommunications network backbone company and Asia’s largest international carrier of combined voice, data, private line and IP data services, and

  RWC, a 60:40 (PCCW held 40%) venture with Hong Kong mobile operator Hong Kong CSL Limited at its core.

We sold our 40% equity interest in RWC to Telstra on June 28, 2002. See “Item 5. Operating and Financial Review and Prospects – Overview – Sale of our Equity Interest in RWC”.

In addition to our strategic alliance with Telstra, we hold 45% of Petro-CyberWorks Information Technology Company Limited, an information technology venture with China Petroleum & Chemical Corporation, or Sinopec. Sinopec owns the other 55% of the venture.

     Reach

We contributed the former international communications gateway and exchange and transmission facilities of the HKT group to Reach, in which we continue to hold a 50% interest and equal control with Telstra. Reach provides wholesale international communications infrastructure services, including telephone, data and video communications services, international private leased circuits, virtual private network services, and satellite broadcast up-linking and down-linking services.

Reach’s regional backbone has been installed within 14 countries and includes submarine cable landing stations in Australia, Hong Kong, Japan, Korea and Taiwan, with connectivity to the United States, Europe, the Middle East, Asia and the Pacific. Reach has interests in more than 40 submarine cable and satellite systems (including the largest satellite teleport in Asia), and landing rights in most major markets including North America, Japan, Singapore, Hong Kong, Australia and Europe.

Reach is intended to be the primary vehicle for the implementation of our and Telstra’s cross-border connectivity infrastructure strategy. Reach’s principal business is the provision of connectivity, although it also sells carriage, capacity and higher levels of value-added products to support and extend its wholesale customers’ businesses, as dictated by the market. Initially, Reach’s objectives are to increase its market share of wholesale telecommunications services in Asia. Reach will also aim to develop a significant market share of incoming wholesale services to Asia, and from Asia to the rest of the world.

On October 13, 2000, our wholly-owned subsidiary, HKTC, entered into agreements with Reach Networks relating to the supply of domestic connectivity services in Hong Kong by HKTC to Reach Networks and international connectivity services between Hong Kong and other countries by Reach Networks to HKTC. Pursuant to the original terms of the agreement for international connectivity services, for the first five years of operation subsequent to the formation of Reach, HKTC was required to acquire 90%, 90%, 80%, 70% and 60% per annum, respectively, of our total annual purchases of international connectivity services including international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from Reach Networks. The agreement for domestic connectivity services contemplates a reciprocal arrangement, whereby HKTC will provide local connectivity services to Reach Networks under similar terms and conditions. These agreements were subsequently amended on January 31, 2001 and further amended on April 15, 2003 such that we and Telstra have agreed to purchase 90% per annum of our and Telstra’s respective international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from Reach and its subsidiaries, or Reach Group, until repayment of the amended syndicated term loan facility of Reach on December 31, 2010 or earlier, at rates benchmarked at least annually to prevailing market prices. Reach Networks similarly must acquire 90% per annum of its local connectivity services from HKTC under the amended agreement for domestic connectivity services, similarly extended for the same period.

In addition, we entered into a one-year fixed price bulk purchase agreement for international connectivity services from January 1, 2002 to December 31, 2002, which committed us to aggregate purchase levels in 2002. Our commitments under these arrangements had regard to our future capacity needs and opportunities for growth as well as Reach’s minimum earnings requirements under its financing arrangements. Regulated services in Hong Kong were acquired in accordance with tariffs approved by the relevant regulatory authority and unregulated services were acquired in accordance with market prices. Purchases made by us for the year ended December 31, 2002 were approximately HK$1,443 million, compared to approximately HK$1,700 million in 2001.

Telstra’s and our controlled corporations will not be permitted to compete in international, cross-border connectivity infrastructure other than through Reach until February 7, 2004. However, we and Telstra will be permitted to take stakes of not more than 5% in international connectivity infrastructure businesses, invest in entities involved in international, cross-border connectivity infrastructure if that investment does not exceed US$30 million and continue to invest in certain existing ventures or cable systems. Also, investments, including acquisitions, may be made in businesses with not more than 20% of their consolidated net assets in, or 20% of their total annual net revenue from, international cross-border connectivity infrastructure.

We and Telstra have equal representation on the board of directors of Reach so long as each party is at least a 35% shareholder. The right to appoint the chairman and deputy chairman rotates every two years so long as each party is a 35% shareholder, with Telstra initially having the right to appoint the chairman. The chairmanship rotated to us in February 2003. The chairman does not have a casting vote. In addition, there are limitations on both Telstra and our abilities to dispose of our interests in Reach.

In December 2001, Reach announced the acquisition of the Asian assets of the US-based broadband infrastructure company, Level 3 Communications Inc, or Level 3. The transaction provided Reach with substantial Asian and trans-Pacific capacity at a deep discount to the new build cost, while accelerating Reach’s entry into the Japanese, Korean and Taiwanese markets.

Under the terms of the transaction, Reach took over Level 3’s Asian assets and operations including customers, in-country networks, data centers, US$90 million of working capital and Level 3’s ownership interests in the Tiger (now renamed as the Reach North Asia Loop) and Japan-US cable systems. Reach assumed Level 3’s Asian capital and operating cost obligations, amounting to US$170 million for the completion of the submarine cable system effective from November 30, 2001. Reach did not assume any of Level 3’s debt and the transaction was internally funded.

Reach is currently operating under extremely difficult market conditions, largely brought about by slower-than-expected growth in the demand for cross-border connectivity services, intense competition and a glut in capacity. In February 2003, we announced a writedown in the value of our investment in Reach by HK$8,263 million, which was reflected in our financial statements for the year ended December 31, 2002.

In April 2003, Reach and its lenders amended the terms of Reach’s existing US$1.5 billion syndicated term loan facility entered into in 2001, with effect from April 25, 2003. See “Item 5 — Overview — Development of Reach”.

On April 15, 2003, we, HKTC and Telstra entered into a capacity prepayment agreement with Reach and certain of its subsidiaries whereby we and Telstra each paid US$143m (approximately HK$1,115 million), in aggregate US$286 million (approximately HK$2,231 million) for the prepayment of capacity to be used in the future. The payments (which will be compounded to reflect the time value of money) are to be applied against the cost of the services and capacity supplied to Telstra and us by the Reach Group as and when the Reach Group has available surplus cash in accordance with a prescribed formula.

     Petro-CyberWorks Information Technology Company Limited

In February 2002, we signed an agreement with Sinopec to form a business venture focused on providing information technology services in China.

Named “Petro-CyberWorks Information Technology Company Limited,” or “PCITC,” the venture’s role is to fully support and facilitate the daily information technology operations of Sinopec. It is expected to benefit from our expertise in systems design and development, as well as its experience in project management and operation systems maintenance. At the same time, Sinopec can leverage our technical expertise to promote PCITC’s development.

Based in Beijing, PCITC is also expected to strengthen our presence in China’s telecommunications market, as well as facilitate Sinopec’s strategy of driving its own competitiveness through the enhanced use of information technology.

PCITC also aims to expand into the process manufacturing sector to become a competitive information technology solutions provider and systems integrator in this area, both locally and abroad. PCITC generated turnover of approximately HK$156.3 million for the year ended December 31, 2002.

Other Investments

     CyberWorks Ventures

In June 1999, we established CyberWorks Ventures to take strategic positions in, incubate and operate a portfolio of Internet technology companies that have synergies with our core businesses. CyberWorks Ventures is a self-funded unit using realized gains from existing investments. Certain non-core or non-performing businesses were closed or divested during 2002. CyberWorks Ventures also assists our other business units in the execution of their growth strategies and may participate in investments that add value to our businesses.

     India

Data Access (India) Limited, or Data Access, was incorporated in 1997 and is headquartered in New Delhi. At June 13, 2003, PCCW held two indirect interests in Data Access, giving PCCW an aggregate 73.99% attributable interest in the company. Data Access operates the now-india.com portal, with retail subscribers in Delhi, Mumbai, Chennai and Bangalore. In April 2002, Data Access obtained a new carrier license for international voice and data services, which were launched in July 2002. On June 23, 2003, we entered into a sale and purchase agreement with SPA Enterprises Limited for the disposal of our equity interest in Data Access, subject to certain terms and conditions.

     PCCW Japan

On November 7, 2000, we completed the acquisition of Jaleco Limited, which was subsequently renamed Pacific Century CyberWorks Japan Co., Ltd., or PCCW Japan. PCCW Japan focuses predominantly on the development and delivery of console and online games. PCCW Japan is listed on the JASDAQ with the number 7954.

From studios in Tokyo and Colorado, PCCW Japan develops a variety of games played on game consoles, personal computers and handheld devices including mobile phones.

We believe PCCW Japan is a pioneer in “massively multiplayer” games development. It is also involved in other forms of digital-media development and production.

In 2002, PCCW Japan produced approximately 20 games for various platforms such as PlayStation 2, XBox, GBA and personal computers.

     Taiwan Telecommunication Network Services Co., Ltd.

We own a 56.56% equity interest in Taiwan Telecommunication Network Services Co., Ltd., or TTN, a data network service provider. TTN’s products include high-speed packet data using ATM, information networks and Internet access supported by an extensive fiber-optic network.

We believe TTN is well positioned to provide mission-critical services to customers across financial, manufacturing and service industries. TTN’s major customers are key financial institutions and large-scale enterprises in Taiwan, including the Over-the-Counter Securities Exchange Center in Taiwan, the Taishin Bank and the Formosa Group.

Sales and Marketing

     Commercial Group

The Commercial Group provides integrated communications services to commercial enterprises and the public sector in Hong Kong, as well as to multinational corporations in Asia. Our goal is to enhance our customers’ profitability by taking care of their communications needs so they can focus on their core businesses.

The Commercial Group utilizes the aforementioned Business eSolutions, Contact Centers and Internet Data Centers to offer information technology and telecommunications solutions to small to medium-sized enterprises, corporate and global clients. Other channels within the commercial group that deliver information technology and telecommunications services are the commercial business and global business channels.

The commercial business channel provides total solution communications packages ranging from strategic planning to implementation and maintenance for customers in Hong Kong, including commercial enterprise customers and government departments. The commercial business channel is also responsible for providing wholesale services to telecom operators in Hong Kong.

The global business channel serves our multinational corporation customers, including a number of Fortune 500 companies with operations in Asia.

The Commercial Group also provides sales services from offices in the USA (New York and San Francisco) and Europe (London). Its strong Asian presence is demonstrated by its offices in Hong Kong, Beijing, Guangzhou, Kuala Lumpur, Seoul, Shanghai, Singapore, Taipei and Tokyo.

     Consumer Group

The Consumer Group is dedicated to understanding the needs and requirements of local consumers to provide innovative products and superior customer service. On an ongoing basis, consumers are sampled by various means, including interviews and surveys, to help us monitor brand health, assess telecommunications trends, and new product developments while measuring overall customer satisfaction.

Our consumer-focused approach allows us to be responsive to market dynamics. Consumer Group manages a professional sales team in its local Hong Kong market through its retail shops, call centers, roadshows, online shops, catalogues and partnership sales to provide a truly integrated sales channel, offering a unique and convenient experience for our customers.

     PCCW Retail

Our shops are situated throughout Hong Kong, offering a full range of communications, multimedia products and services together with advanced equipment ranging from top of the line computer hardware to fashionable accessories.

In addition to retail shops, PCCW Retail also takes our products and services directly to the consumers via various channels including, roadshows, door-to-door direct sales teams, and sales and information booths located in shopping malls and new housing developments.

In 2002, our retail shops won a customer service award from the Hong Kong Retail Management Association: Mystery Shopper and another award from the Hong Kong Association of Customer Service Excellence for Counter Service.

     PCCW Sales Call Center

We operate Call Centre, the largest 24-hour sales call center in Hong Kong, enabling around-the-clock sales and service. Our consultative selling approach addresses customer needs, providing tailored solutions and user-friendly support. In 2002, Call Centre also played an important role in customer retention, helping to renew service contracts with existing customers.

In 2002, by introducing a number of initiatives to enhance customer experience, Call Centre won many customer service awards, including the Hotline Service Championship of the Hong Kong Association of Customer Service Excellence and the Call Centre Gold Award from the Hong Kong Call Centre Association.

     Partnership Sales

This sales team extends the consumer sales channel network to more than 1,000 business agents in Hong Kong. Through this channel, banks, department stores, convenience shops and computer agents offer PCCW phone cards, network services, computer hardware and accessories.

     No. 1 Club

We further encourage customer loyalty through our No. 1 Club, a program to recognize and reward our most valued individual customers, where eligible members earn No. 1 points when they pay for our fixed-line, IDD, mobile or Internet products and services.

The Club has approximately 1 million members who receive exclusive discounts at our shops and special merchant offers. Members can use a dedicated 24-hour hotline and receive advance notice about our new products and services.

Competition

The implementation of the Hong Kong Government’s policy to liberalize the telecommunications industry has resulted in intense competition in the markets for local and international services. Competition from providers of fixed exchange line services and resellers, including those whose operations may be augmented through strategic alliances with global and/or foreign strategic partners, has materially increased in the past several years. The market for local telecommunications services is becoming more competitive while the market for IDD services originating in Hong Kong is expected to remain extremely competitive. Also, mobile telecommunications prices have declined sufficiently so that customers are now more likely to substitute mobile telecommunications services for residential local exchange services. In addition, the presence of numerous external telecommunications services, or ETS, licensees has provided customers with greater choice with respect to IDD service providers. This has affected HKTC’s market position in the retail IDD services market.

HKTC was the exclusive provider of local fixed exchange line services and facilities in Hong Kong until June 30, 1995. Local fixed exchange line services and facilities are currently provided by HKTC and by four other competing local carriers: Hutchison Global Communications Limited, New World Telecommunications Limited,

Wharf T&T Limited and Hong Kong Broadband Network Limited (which also provides wireless local fixed exchange line services).

Furthermore, the Hong Kong Government also issued new licenses, effective January 2000, to six entities for the operation of fixed telecommunications network services, or FTNS, over hybrid coaxial cable networks or local fixed networks based on wireless technologies. Hong Kong Broadband Network Limited has recently launched local fixed exchange line services. These licenses could significantly increase competition for the existing FTNS license holders. See “– Regulation.”

On January 11, 2002, the TA announced details of the implementation of the Hong Kong Government’s policy to fully liberalize the FTNS market from January 1, 2003. Between January 1, 2003 and June 5, 2003, two new operators have been granted the local FTNS license. Under the full liberalization policy, there will be no pre-set limit on the number of licenses to be issued, and there is no time limit for license applications. However, the TA will not consider granting any fixed carrier licenses to those applicants who intend to primarily rely on interconnection and wholesale services of other operators’ infrastructure to roll out their network or provision of their services.

HKTC is required in certain situations to provide telecommunications services to service providers that compete directly with its operations. These services include interconnection and unbundled local loops.

HKTC, as well as PCCW’s controlled corporations, are restricted from competing in certain telecommunications businesses under agreements between us and Telstra. In connection with the formation of Reach, HKTC is not permitted to engage or be involved in international, cross-border connectivity infrastructure other than through Reach for three years from February 7, 2001. See “–Overview – Alliances - Reach”. Similarly, in connection with the formation of RWC, HKTC, as well as PCCW’s controlled corporations, are not permitted to engage or be involved in operating or supplying terrestrial cellular mobile wireless telecommunications services incorporating functionality that supports intercell handover, and building, owning, managing, operating or investing in mobile wireless core infrastructure in the Asia-Pacific region (excluding Australia and New Zealand) for three years from February 7, 2001. The agreements provide exceptions allowing certain competing investments in these businesses, such as where the investment does not exceed US$30 million, where the relevant entity’s cross-border connectivity infrastructure assets or revenue, or mobile wireless core operations does not exceed 20% of its consolidated net assets or consolidated total annual net revenue, or where the investment involves not more than a 5% interest in a competing business.

Regulation

     Telecommunications Regulatory Framework

The Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) provides the legislative framework for the provision of telecommunications services and facilities in Hong Kong. The TA is the principal telecommunications regulator in Hong Kong and is responsible for administering the Telecommunications Ordinance. OFTA was established in 1993 under the Telecommunications Ordinance to assist the TA in administering and enforcing the provisions of the Telecommunications Ordinance.

It is unlawful to establish or maintain any means of telecommunications, or possess, use or deal with telecommunications apparatus in Hong Kong without a license. The TA has the authority to grant licenses for all means of telecommunications services and facilities in Hong Kong, including the provision of fixed wireline, public mobile telephone, Internet and satellite services. It is also responsible for allocating spectrum, regulating interconnectivity between the various networks in Hong Kong and determining the terms of supply of unbundled network elements between carriers. The TA also has the power to make rules relating to the provision of telecommunications network services by licensees and the terms, conditions and rates for interconnection services among operators. Furthermore, the TA has the authority to require a licensee to comply with the terms of its license and any applicable legislation, and to suspend or revoke licenses to enforce the Telecommunications Ordinance or other rules or regulations to protect the public interest.

The Telecommunications Ordinance was amended, with effect from June 16, 2000, to broaden the application of a number of provisions, which previously applied only to holders of FTNS licenses, to cover all licensed telecommunications operators. These provisions include:

  interconnection and facilities sharing obligations;

  accounting and reporting requirements;

  tariffing requirements;

  prohibitions on anti-competitive practices, including abuse of dominant position; and

  prohibitions on misleading conduct and the discriminatory supply of services by a dominant carrier.

The amended Telecommunications Ordinance also increases the maximum penalty for breaches of the conditions to the license, the Telecommunications Ordinance or a Direction of OFTA to HK$1 million (for repeat offences), and allows OFTA to refer cases to the courts, which will have the power to increase the penalty to the higher of HK$10 million or 10% of turnover for the relevant telecommunications market during the period of the breach.

The TA is required under the Telecommunications Ordinance to give reasons for its opinions, decisions and determinations (including those relating to the competition provisions). The TA may also issue guidelines to provide practical guidance in respect of provisions of the Telecommunications Ordinance, and must conduct public consultation before issuing guidelines. The Telecommunications Ordinance contains a right of appeal from a decision of the TA relating to the competition provisions to the Competition Board. In addition, the amendments provide a right of private action in the event of a breach of the Telecommunications Ordinance or a condition to a license.

As a further step to monitor and regulate the telecommunications market, the Hong Kong Government gazetted the Telecommunications (Amendment) Bill 2002 (the “Bill”) on May 3, 2002, which deals specifically with merger and acquisition activities in Hong Kong’s telecommunications sector. The Bill proposes to give the TA the power to review mergers and acquisitions concerning carrier licensees, and to take appropriate actions when it determines that the transaction would substantially lessen market competition. As such, if the Bill is enacted as law, the TA will have the authority to direct a carrier licensee to take such actions as the TA sees fit so as to eliminate any anti-competitive effect when there is any change in the control over a carrier licensee if the TA is of the opinion that such change has, or is likely to have, the effect of substantially lessening competition in a telecommunications market. Failure to comply with the TA’s direction would constitute a breach of the relevant provisions in the Telecommunications Ordinance. The TA may also impose a financial penalty on the carrier licensee in breach or suspend or revoke its carrier license. The TA also has the right to impose additional conditions on the carrier licensee even to the extent of unwinding the merger or acquisition. A carrier licensee may, on a voluntary basis, seek prior approval from the TA for a proposed change in control. A de novo appeal to the Competition Board of the TA’s decision is also part of the proposal of the Bill.

     Fixed Telecommunication Network Services

Local fixed-line facilities and services are currently provided by HKTC and by four other local carriers, Hutchison Global Communications Crossing Limited, New World Telecommunications Limited, Wharf T&T Limited and Hong Kong Broadband Network Limited (which also provides wireless local fixed exchange line services).

HKTC’s non-exclusive FTNS license permits it to provide public fixed telecommunications network services, establish and maintain a telecommunications network, and possess and use telecommunications installations in Hong Kong. The FTNS license may not be transferred without the prior written consent of OFTA and HKTC may not dispose of more than 15% of the assets that constitute its network without the prior written consent of OFTA as long as it maintains a dominant position in the telecommunications market. In addition, HKTC may not engage in anti-competitive conduct or abuse its dominant market position.

The special conditions of HKTC’s fixed-line carrier license include a Universal Service Obligation, requiring HKTC to provide, maintain and operate its fixed-line telecommunication network in a way that will ensure that good, efficient and continuous basic telephone service is reasonably available to all Hong Kong residents. HKTC receives a Universal Service Contribution or USC from other telecommunications operators, in proportion to their use of external traffic minutes and as determined by OFTA from time to time, in order to offset the cost of providing such basic services to customers where such provision would otherwise be uneconomical. The aggregate amount of the USC to which HKTC is entitled has progressively declined following the liberalization of the international telecommunications markets and the increase in its exchange line tariffs implemented in accordance with the Framework Agreement.

On May 5, 1999, OFTA extended its moratorium on the granting of additional FTNS licenses to December 31, 2002 and also announced that:

  it would begin granting licenses to allow the provision and operation of wireless local FTNS in Hong Kong, effective in January 2000;

  it would license Hong Kong Cable Television Limited to provide telecommunications services using cable modem technology over its hybrid fiber coaxial cable network, subject to binding commitments on the continued roll-out of its cable network and the surrender, on an agreed schedule, of microwave multipoint distribution system frequencies allocated to it; and

  it would grant licenses for the provisions of fixed-line services within specified individual buildings or clusters of buildings within a single property development.

The licenses permitting the provision of wireless local FTNS are valid for a 15-year period, and are renewable for a further period of up to 15 years at OFTA’s discretion. OFTA began accepting applications for these wireless local FTNS licenses on July 15, 1999. As of December 31, 2001, OFTA had granted five licenses providing for wireless local FTNS. As of June 5, 2003, OFTA approved the expansion of two local wireless FTNS licenses to include the operation of local wireline-based FTNS.

On January 11, 2002, the TA announced details of the implementation of the Hong Kong Government’s policy to fully liberalize the FTNS market from January 1, 2003. Under the full liberalization policy, there will be no pre-set limit on the number of licenses to be issued, and there is no time limit for license applications. However, the TA will not consider granting any fixed carrier licenses to those applicants who intend to primarily rely on interconnection and wholesale services of other operators’ infrastructure to roll out their network or provision of their services. As of June 5, 2003, two new operators were awarded the local FTNS licences since full market liberalization.

The TA will not require any commitments on rollout nor capital expenditure, as it believes these should be determined by market forces in a fully liberalized market. To ensure a level playing field, the TA agreed to waive all performance commitments of existing FTNS licensees that will be due on or after January 1, 2003 in accordance with the licenses initially issued.

The TA also confirmed that activities proposed in the consultation to facilitate the preparation work of the new entrants should be allowed, provided that the new entrants have been granted fixed carrier licenses to operate local fixed wireline-based networks as from January 1, 2003.

In addition, from January 2003, the external FTNS operators, whether they own the capacity or acquire capacity through purchase of Indefeasible Rights of Use, or IRUs, may modify the scope of services of their existing external licenses to provide their own backhaul circuits connecting the landing points of their external facilities with their external gateways.

     External Fixed Network Telecommunications Services

On March 31, 1998, pursuant to the terms of the Framework Agreement, HKTI surrendered its exclusive license to provide all external telecommunications facilities in Hong Kong. In the second half of 1998, OFTA began issuing non-exclusive licenses to third parties to provide ETS utilizing IPLCs supplied by HKTI, effective January 1, 1999. The Hong Kong Government also announced that competition would be introduced in the market for external facilities from January 1, 2000. The licenses of the FTNS operators were amended as of January 1999 to include an authorization to provide external telecommunications services from January 1, 1999 and services via their own external telecommunications facilities from January 1, 2000.

Pursuant to the Framework Agreement, a tripartite FTNS license was issued to HKTI, HKTC and another subsidiary of HKT, allowing the parties to provide both external telecommunications services and facilities.

Upon the establishment of Reach and the acquisition of HKTI by Reach, the tripartite FTNS license held by HKTC, HKTI and another subsidiary of HKT, was individualized effective January 31, 2001 so that separate FTNS licenses were held by HKTC and HKTI, but not by the other HKT subsidiary. HKTC’s FTNS license authorizes it to provide all local facilities and services, and external telecommunications services on a wholesale and retail basis over external telecommunications circuits supplied to it by an authorized licensee.

     Local access charges and delivery fees for international services

International traffic routes are classified by OFTA as either “Category A” or “Category B” routes. Category A routes are those routes where there is demonstrable price competition for wholesale services. Category B routes are those routes that do not meet the conditions to be classified as Category A. On 30 December 2002, the gateway price control on HKTI in the outgoing direction was lifted for all the routes.

Concurrently with the 1999 introduction of International Simple Resale or ISR, OFTA introduced a local access charge and modified delivery fee system effective January 1, 1999. Local access charges (LAC) and modified delivery fees (MDF) apply differently to Category A and Category B routes and differ as to whether the calls are incoming to Hong Kong or outbound from Hong Kong. These charges were designed to replace the then existing subsidy flows from IDD to the domestic market. Under these charge arrangements, access fees flow from international service suppliers to domestic service suppliers upon whose network international calls either originate or terminate.

For incoming traffic on Category A routes, HKTI pays a LAC (presently 10.6 cents per minute) to the local carrier that terminates the call on its network in Hong Kong. For incoming traffic on Category B routes, OFTA determines the MDF payable by HKTI to the local carrier for terminating incoming traffic in Hong Kong. The MDF is based on the existing international settlement rate and is therefore different for each external route. The MDF payout for incoming Category B traffic equals to 50% of, the sum of settlement inpayment and incoming LAC less the costs of external switching and transmission.

The external telecommunications services (ETS) operators are also required to pay LAC to HKTC for the delivery of traffic over the local network. Currently, LACs at 12.1 cents and 12.6 cents per minute are charged for outgoing and incoming IDD calls, respectively. For IDD calls via a transit network, LAC is set at 10.6 cents per minute.

OFTA must be notified of accounting rate changes within seven calendar days and OFTA will then revise the MDF which will take effect in the next calendar month following the effective date of the accounting rate changes. Relevant exchange rates are monitored on a monthly basis by OFTA to take into account fluctuations in exchange rates.

Currently, OFTA is planning to revise the LAC rates to be effective from July 1, 2003. As a result, our results of operation could be adversely affected.

     Retail international tariffs

HKTC is no longer classified as dominant in the provision of international services, in both IDD and bandwidth services. Nevertheless, it must file maximum tariffs and abide by regulations prohibiting anti-competitive conduct under the terms of its FTNS license and the provisions of the Telecommunications Ordinance.

On August 4, 1999, the TA waived HKTC’s dominant status for outbound retail services on certain Category A routes because it deemed the retail and wholesale markets to be sufficiently competitive. The waiver was valid for one year subject to review in August 2000 and was contingent on HKTC providing assurances on regulatory compliance and pricing support information. This decision, and the subsequent re-classification of a number of major routes as Category A routes, including, among others, mainland China, the United States, the United Kingdom, Canada, and the Philippines, have afforded HKTC significant additional pricing flexibility for its retail services on the relevant routes. On August 10, 2001, the TA extended HKTC’s non-dominant status on Category A routes. On October 8, 2002, the TA granted HKTC non-dominant status over all remaining routes and removed all previously imposed conditions.

On March 15, 2002 and June 1, 2002, the TA declared that Reach Networks and HKTC were not in a dominant position for a probation period of one year, with respect to the external bandwidth services. On March 14, 2003, the TA extended indefinitely the classification of both Reach Networks and 100% non-dominant in the external bandwidth services market.

     Class license

In-building telecommunications systems are now authorized under a class license regime, as of 2002. Under this regime, a building’s owner is automatically licensed to establish, maintain and operate an in-building telecommunications system within the common parts of a building and to provide telecommunications services within the building. No public telecommunications service can be provided. HKTC, as a fixed telecommunications operator, continues to enjoy the right to building access and to interconnect with in-building systems on a non-discriminatory basis.

The Wireless Local Area Network (wi-fi) class licensing regime has been implemented since February 23, 2003, allowing operators meeting the license criteria to automatically provide wi-fi services that do not cross any public street. As of June 5, 2003, there are 16 wi-fi class licensees.

     Exchange line tariffs

Prior to the execution of the Framework Agreement between the Hong Kong Government and members of the HKT group, the Hong Kong Government subjected HKTC to strict price controls on its exchange line tariffs. The TA removed the caps on business exchange line tariffs effective July 1, 1998. In addition, the TA permitted HKTC to increase its residential line rental charge, subject to a price cap, over a period of three years to January 1, 2001. HKTC increased its monthly charge for residential telephone lines from HK$68.90 to HK$90.00 with effect from September 1, 1999, and from HK$90 to HK$110 with effect from January 22, 2001. As ofJanuary 1, 2002, the price caps on maximum residential line tariffs expired.

Notwithstanding the removal of these statutory price controls, HKTC may not offer to supply its services at more or less than its approved tariff rates as long as it is the dominant supplier of a service, and in addition, it must obtain the TA’s approval for any discounting methodologies that it uses. The TA may disallow proposed variations in HKTC’s tariff terms and charges (both increases and decreases) based on competition law concerns (i.e., on the basis that the new tariff prevents or substantially restricts competition) and must accept or reject tariff applications within 45 days for new services and within 30 days for existing tariffed services.

     Interconnection and Facilities Sharing

Under the terms of their licenses, HKTC and the other local fixed-line carriers are required to interconnect their services and networks with each other and with those of mobile and international carriers. The local fixed-line carriers are also required to share certain facilities where the sharing of those facilities is considered to be in the public interest. The TA may intervene if the parties cannot agree on the terms of interconnection or facilities sharing. Pursuant to various TA policy statements, HKTC entered into interconnection agreements with each of the other fixed-line telecommunications licensees in 1995.

Pursuant to these TA policy statements, HKTC has also entered into commercial agreements with each of the other fixed-line telecommunications licensees, licensed in 1995, to provide them access to its copper local lines between the local exchange and customer sites for voice and premium services (transmission rates up to 144 kilobits per second). These narrowband unbundling arrangements allow customers to switch their direct network connection between HKTC and other fixed-line telecommunications licensees. The ability to provide direct connection to customers utilizing HKTC’s network enhances the potential for other fixed-line telecommunications licensees to provide services to more users.

The Secretary for Commerce, Industry and Technology in the Hong Kong Government has initiated a policy consultation on Type II interconnection (i.e. unbundling of local loop) due to the changing market landscape, the advent of new or improved technologies, and the fact that seven years have passed since the implementation of narrowband unbundling. The consultation paper was published on May 23, 2003 and the Hong Kong Government anticipates this consultation will be completed in early 2004.

Broadband interconnection

In November 2000, the TA issued a statement on the regulatory framework for broadband interconnection, including the principles underlying the determination of broadband unbundled local loops arrangements and interconnection charges. Following the approval of OFTA, on October 19, 2001, HKTC published a new wholesale tariff which sets out the terms and conditions upon which other network operators in Hong Kong can interconnect with HKTC’s copper local loops on an unbundled basis to provide broadband services. Prior to the filing and publication of that tariff, two other FTNS operators requested that OFTA make a determination regarding the terms and conditions for interconnection to HKTC’s broadband access line network. On May 15, 2002, the TA directed 100% an interim measure to promptly implement broadband Type II interconnection upon request, and HKTC has done so per the terms of its tariff as amended in August 2002.

As to the determination requests, OFTA’s Interconnection Determination Committee released its preliminary analyses on February 24, 2003 and HKTC submitted further regulatory submissions responding to those preliminary analyses on May 7, 2003. HKTC has also filed a number of notices of appeal and judicial review applications relating to the determination process and decisions made to date by OFTA and the TA on that process. See “Item 5. Operating and Financial Review and Prospects – Overview – Impact of the Liberalization of Hong Kong’s Telecommunications Market – Domestic Competition.” The unbundling of HKTC’s broadband network could subject HKTC to additional competition and reduced margins on its narrowband and broadband services.

In March 2002, OFTA completed a review of its interconnection charging principles initially established in 1995. In the Interconnection and Related Competition Issues Statement No. 7 (Second Version) published on March 18, 2002, OFTA indicated that in future determinations for narrowband and broadband interconnection it would use a long run average incremental cost approach and apply a current cost standard subject to the use of historical cost on certain items (land, building, copper infrastructure pre 1995) to the costing of network assets. These charging principles will be reviewed as part of the unbundling consultation by the Hong Kong Government.

On June 18, 2002, the TA announced that it would not refer to the costing methodology in a statement issued in March 2002 when making determinations on Type II copper local loop broadband interconnection. Instead, the TA would consider the representations from the parties concerned in the determination before adopting any applicable charging principles.

Other Telecommunications Services

The conditions of HKTC’s license, the provisions of the Telecommunications Ordinance and Statements or Directions from the TA apply to all of HKTC’s telecommunications services, including local data services and local leased circuits. These conditions include tariffing requirements and restrictions on anti-competitive practices, including the abuse of a dominant position and the discriminatory supply of services by a dominant carrier. For many of these services, HKTC is classified as a dominant service provider.

International Telecommunications Networks

Subject to the overseas regulatory requirements, the construction and operation of telecommunications networks and the provision of telecommunications services in foreign countries may require a variety of permits, licenses, and authorizations in the ordinary course of business. In addition to telecommunications licenses and authorizations, we may be required to obtain environmental, construction, zoning and other permits, licenses, and authorizations. The construction and operation of telecommunications facilities and the provision of telecommunications services may be subject to regulation in other countries at the national, state, provincial, and local levels.

The Internet and Electronic Commerce

The laws relating to the provision of Internet services in the Asia-Pacific region vary substantially from country to country and are undergoing rapid development and change. In countries such as New Zealand, South Korea, Taiwan, Japan, Philippines, Malaysia, India and the PRC, the regulation of content, intellectual property rights, operation and ownership of telecommunications facilities and the provision of Internet and related services are subject to varying degrees of regulation. Regulatory schemes in each of these countries distinguish among the various types of content and information services, Internet and telecommunication services and other value added services. Some or all of our services may fall under a formal licensing system or may be subject to foreign ownership restrictions, content-based regulations or other legal restrictions. As we continue to expand into international markets, these laws will have an increasing impact on our operations. We do not know whether new or existing laws or regulations could have a material adverse effect on us or our ability to offer some or all of our services in any country.

Internet Service Providers - Licensing

The following is a brief summary of licensing regulations affecting Internet service providers or ISPs in some of our key markets.

Hong Kong

Internet access services are “public non-exclusive telecommunication services” which require an Public Non-Exclusive Telecommunications Service, or PNETS, license issued by OFTA. PNETS licenses are renewable annually on payment of a nominal fee to OFTA, subject to any terms or conditions specified by OFTA. There were approximately 230 PNETS licenses for the operation of Internet access services at February 28, 2003. The licenses are not transferable without OFTA’s prior written consent. Under the Telecommunications Ordinance, OFTA may suspend, cancel or withdraw a telecommunications license upon a breach by the licensee of the Telecommunications Ordinance or the terms and conditions of its license. In addition, the Chief Executive in Council may suspend or cancel a telecommunications license at any time if he considers that it is in the public interest to do so.

     India

The supervision and regulation of many Internet and high technology companies is implemented through license provisions with the Department of Telecommunications. General terms of a licensing agreement with the Department of Telecommunications include provisions permitting the Department to revoke the license if certain terms and conditions of the license are breached, as well as authorizing the Department to assume control of the network and alter or suspend any terms or conditions of the license if it deems such action proper or in the public interest. Generally, direct foreign equity ownership in a company providing Internet services is limited to 49% unless requisite approval is granted.

Taiwan

Under Taiwanese law, Internet service providers must obtain a Type II license from the Directorate General of Telecom, a division under the Ministry of Transportation and Communications to regulate the telecommunications sector. There are no foreign ownership restrictions on Type II enterprises. However, ISPs engaging in Internet backbone have to lease international circuits from fixed telecommunications network operators.

Telecommunications Regulations in the PRC

The PRC Government tightly regulates its telecommunications industry. Until the PRC’s accession to the World Trade Organization, or WTO, in December 2001, foreign companies (which includes Hong Kong based companies) were specifically prohibited from investing in or operating telecommunications businesses in the PRC. Pursuant to its WTO commitments, on April 1, 2002, the PRC issued a catalogue and regulations for guiding foreign investment, which lists the industries in which foreign investment is encouraged, restricted or prohibited. Industries which are not listed shall firstly be reviewed with reference to items set out in this catalogue. If no similar item can be found, specific opinion on the permissibility of foreign investment in such industry must be obtained from the Ministry of Commerce. Telecommunications services have been moved from the prohibited category to the restricted category, which means that foreign companies will have a limited ability to invest in such industries subject to satisfaction of certain qualification requirements and compliance with application procedures of the Ministry of Information Industry and other governmental agencies.

In accordance with the above catalogue, basic telecommunications services (which include fixed-line and mobile voice and data services, and domestic and international services) will be gradually opened to foreign participation up to maximum of 49%. Value-added telecommunications services (which include paging services, internet access, internet content provision and internet data centers) will be gradually opened to foreign participation up to a maximum of 50%. Additionally, geographical restrictions are imposed upon such activities within the first six years from the PRC’s accession to the WTO.

A number of new rules and regulations have been issued by the Ministry of Information Industry with an intention to set up a proper legal framework governing the telecommunication industry, among which the Telecom Business Operation Licence Administration Rules and Telecom Business Classification Catalogue are of particular significance. Effective from January 1, 2002, the Telecom Business Operation Licence Administration Rules set out the qualification requirements applicable to any telecom business operator conducting telecom business in the PRC and relevant license application and administration procedures. To further regulate the telecommunication business, the new Telecom Business Classification Catalogue, which became effective on April 1, 2003, divides each of basic telecommunications services and value-added telecommunications services into category I and II, respectively, for ease of supervision and administration. Telecom services which have a close relationship with national security and/or are of important economic significance are allocated to category I while those having relatively lower impact on the market fall into category II.

However, even with the above new regulations, there are still ambiguities in these laws and regulations and uncertainties as to interpretation. Therefore, it is possible that interpretation and enforcement of such laws and regulations may change.

Internet Content

There is currently a small but growing body of laws and regulations in various jurisdictions directly applicable to Internet content. Due to the increasing popularity and use of the Internet, it is likely that a growing number of laws and regulations will be adopted in various jurisdictions with respect to user privacy, freedom of expression, intellectual property rights and information security. Some governments, including those of China, Malaysia and Singapore, block websites whose content breaches their standards. Problematic content generally consists of political speech, pornography and any content that may be deemed to have the effect of harming the society or the culture of a country, as such concepts are defined by the regulators.

C.      Organizational Structure

The following diagram sets out, in a simplified form, the beneficial ownership interests of the principal members of the Pacific Century Group in our company as at June 13, 2003:

________________

(1)     PCG is deemed to be interested in 75.33% in PCRD.

In August 1999, pursuant to a group restructuring, the Pacific Century Group, a group of companies controlled by Mr. Li Tzar Kai, Richard or over which Mr. Li Tzar Kai, Richard has a significant influence, acquired a substantial interest in our company. The Pacific Century Group consists of Pacific Century Group Holdings Limited, or PCG, Pacific Century Diversified Limited, or PCD and Pacific Century Regional Developments Limited, or PCRD, along with certain other companies beneficially owned by or under the control of Mr. Li Tzar Kai, Richard or over which Mr. Li Tzar Kai, Richard has a significant influence. The major companies within the Pacific Century Group include us and our substantial shareholder, PCRD. The Pacific Century Group’s unlisted operations encompass global media and satellite communications, and infrastructure developments in Japan and Canada.

PCRD is a Singapore-based company listed on the Singapore Exchange Securities Trading Limited. PCRD’s primary holdings include us and Pacific Century Insurance Holdings Limited, both of which are listed on The Stock Exchange of Hong Kong Limited. PCRD is also active in property investment and development. On June 12, 2003, we announced that we had been informed that PCRD has ceased to account for PCCW as a subsidiary and will now treat our company as an associated company. Following this development, we consider that PCG has ceased to be our ultimate holding company.

We are a holding company for the following principal subsidiaries as at December 31, 2002:

		Equity interest
		attributable to
Name of company	Place of incorporation	PCCW

Pacific Century Systems Limited	Hong Kong	100%
Carlyle International Limited	Hong Kong	100%

		Equity interest
		attributable to
Name of company	Place of incorporation	PCCW

Corporate Access Limited	Cayman Islands	100%
Cyber-Port Limited	Hong Kong	100%
Cyber-Port Management Limited	Hong Kong	100%
PCCW (Beijing) Limited	PRC	100%
Beijing Jing Wei House and Land Estate Development Co., Ltd.	PRC	100%
Partner Link Investments Limited	British Virgin Islands	100%
Pacific Convergence Corporation, Ltd.	Cayman Islands	100%
Pacific Century CyberWorks Japan Co., Ltd.	Japan	76.13%
PCCW Business eSolutions Limited	Hong Kong	100%
PCCW Business eSolutions (HK) Limited	Hong Kong	100%
PCCW-HKT Business Services Limited	Hong Kong	100%
PCCW-HKT Consumer Services Limited	Hong Kong	100%
PCCW-HKT Limited	Hong Kong	100%
PCCW-HKT Network Services Limited	Hong Kong	100%
PCCW-HKT Products & Services Limited	Hong Kong	100%
PCCW-HKT Telephone Limited	Hong Kong	100%
Power Logistics Limited	Hong Kong	100%
PCCW Directories Limited	Hong Kong	100%
Taiwan Telecommunication Network Services Co., Ltd.	Taiwan	56.56%
Integrated E-Commerce Development (Shenzhen) Limited	PRC	100%
Netplus Telecommunications Taiwan Ltd.	Taiwan	100%
PCCW IMS Limited	Hong Kong	100%
PCCW Powerbase Data Center Services (HK) Limited	Hong Kong	100%
PCCW Teleservices (Hong Kong) Limited	Hong Kong	100%
PCCW Teleservices Operations (Hong Kong) Limited	Hong Kong	100%
PCCA Pte Ltd	Singapore	100%
Omnilink Technology Limited	British Virgin Islands	76.43%
Cascade Limited	Hong Kong	100%

D.     Property, Plant and Equipment

Our properties consist primarily of our telecommunications network assets located in Hong Kong and our investment properties located in Hong Kong and China. The table below shows the net book value of our fixed assets at December 31, 2002.

Net Book Value

(HK$ million)
Investment properties	5,635
Land and buildings	3,253
Exchange equipment	5,003
Transmission plant	6,330
Other plant and equipment	1,913
Projects under construction	1,146

Total	23,280

Our principal plant and equipment consist of transmission plant and exchange equipment (including switches, computer hardware, back-up power plant etc.) and connecting lines (including cable ducting, copper and fibre optic cabling and poles). As of December 31, 2002, the total gross floor area of our owned operating facilities is approximately 256,000 square meters. In addition, we occupy approximately 50,000 square meters of leased premises. Leasehold land and buildings principally consist of local telephone exchanges, which in certain cases include engineering facilities or administrative offices, technical and administration centers and data center and

Internet web hosting facilities. Nearly all of the leases relating to such exchanges and centers are special purpose leases granted by the Hong Kong Government which contain restrictions on their use for other purposes and on their transfer. The majority of these leases do not expire before 2025. Land and buildings with aggregate carrying value of approximately HK$93 million were pledged as security for certain of our bank borrowings as at December 31, 2002. We consider that our properties, plant and equipment are suitable and adequate for the provision of our range of telecommunications services.

Our investment properties (which are described under “Item 4.B. Information on our Company—Business Overview—Infrastructure”), include our headquarters building, PCCW Tower in Hong Kong, which is held on a long-term lease and Pacific Century Place in Beijing which is held on a medium-term lease. The total gross floor area of our investment properties is approximately 210,137 square meters and 1,087 car park spaces. Approximately HK$3,830 million of the investment properties were mortgaged as collateral for certain of our bank borrowings as at December 31, 2002.

We also hold leasehold land in Hong Kong and China for development purposes and hold properties under development for investment and sale. None of the properties under development for investment was pledged as security for our bank borrowings as at December 31, 2002.

We are also developing the Cyberport development project in Hong Kong which has been described in Item 4.B above.

We are subject to various environmental laws. Compliance with such laws has not, and in our opinion, is not expected to have, a material adverse effect upon our capital expenditures, earnings or competitive position.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is based on, and should be read in conjunction with, our consolidated financial statements and related notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in Hong Kong dollars in accordance with HK GAAP and applicable local laws and regulations. HK GAAP differs in certain material respects from US GAAP. These differences are described in note 41 to our consolidated financial statements.

Overview

We are the largest telecommunications service provider in Hong Kong and one of Asia’s leading integrated communications companies, with turnover for the year ended December 31, 2002 of HK$20,112 million. During the last three years, we have transformed ourselves from a predominantly Internet-focused business into a broad-based integrated communications company. The foundation for this transformation came with our acquisition of HKT, which became effective on August 17, 2000. As a result, our audited consolidated results include the results of HKT since August 17, 2000.

Business Segments

Our business comprises the following principal segments:

  Telecommunications Services, or TSS - We are Hong Kong’s leading provider of fixed-line telecommunications services, which include Internet access and multimedia content.
  Business eSolutions - We offer systems integration, applications development, network integration and application-management services, information technology solutions, business broadband Internet access, hosting and facilities management services and Internet data centers within Hong Kong and Greater China.
  Infrastructure covers our property portfolio in Hong Kong, such as the Cyberport development, and mainland China.
  Others include our overseas and other investments.

In addition, through a strategic alliance with Telstra, we own a 50% interest in Reach, which provides wholesale international communications infrastructure services primarily within the Asia region. We sold our 40% equity interest in RWC to Telstra on June 28, 2002. See “— Overview — Sale of Our Equity Interest in RWC”.

Acquisition of HKT

We acquired HKT pursuant to a scheme of arrangement under Section 166 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) in August 2000. The aggregate consideration was approximately HK$225,000 million, comprising approximately 8,670 million shares totalling HK$137,000 million in value and cash totaling approximately HK$88,000 million.

HKT, which forms the most significant part of our telecommunications services business, is one of the leading telecommunications service providers in Hong Kong with a leading market share in the provision of local telephone services. Through our acquisition of HKT, we have broadened our services to include local and international voice and data communications services and Internet and e-commerce services. Given the size of HKT’s business in relation to our business prior to August 17, 2000, the acquisition had a significant impact on our results of operations. Moreover, the transaction significantly increased the amount of debt outstanding and thereby increased our finance costs.

Impact of the Liberalization of Hong Kong’s Telecommunications Markets

Our business is strongly influenced by the regulatory regime applicable to telecommunications service providers in Hong Kong and a number of structural changes that resulted from the liberalization of Hong Kong’s telecommunications market in 1995 for the establishment of domestic networks and the provision of domestic services, and the 1998 Framework Agreement between the Hong Kong Government and various members of the HKT group, which included HKTC and HKTI.

The Framework Agreement provided for the early termination of HKTI’s exclusive international license as of March 31, 1998, the introduction of competition in international services commencing January 1, 1999, and the introduction of international facilities based competition beginning on January 1, 2000. In return, the HKT group received a package of compensatory measures, including the right for HKTC to increase its local exchange line tariffs in agreed phases. Price caps on HKTC’s local business exchange line tariffs were removed with effect from July 1, 1998 and price caps on HKTC’s local residential exchange line tariffs terminated from January 1, 2002.

International Competition. Commencing on January 1, 1999, in addition to being able to purchase wholesale switched minutes from HKTI, holders of non-exclusive external telecommunications services , or ETS, licences were able to provide international telephone services through international simple resale, or ISR, on certain non-China international routes by leasing wholesale international network capacity from HKTI. International traffic delivered through ISR bypasses the international accounting rate system. Prior to January 1, 1999 competitors delivered traffic over HKTI’s international network using normal outgoing routing as well as callback techniques.

Concurrent with the introduction of ISR, a new delivery fee structure was introduced by OFTA, to encourage investment in local access facilities while removing the cross-subsidy of local services by international services.

International facilities-based competition was introduced from January 1, 2000, which enabled licensed carriers to install their own international facilities and enabled service providers to purchase wholesale switched minutes and leased circuit capacity from international carriers other than HKTI. Together with further reductions in international accounting rates, international facilities-based competition has had the effect of reducing further the retail and wholesale prices for international calls and bandwidth on certain routes, in particular on mainland China routes that previously could be accessed directly only through HKTI’s international switched network.

The introduction of services and facilities-based competition in the international market has exerted significant downward pricing pressure in the international market. Consequently, the turnover for both outgoing and incoming international calls has been adversely affected. However, the lower price on international bandwidth allows for higher affordability of regional networks thus stimulating demand for more bandwidth, compensating partly for the reduction in circuit price.

Our turnover and profits from international services declined following the market liberalization in 2000, 2001, and 2002. However, HKTC has been afforded greater flexibility to compete in the retail market for international calls through the progressive waiving of its dominant status on certain international routes since 1999. In 2001, OFTA further declared HKTC’s non-dominance on several major Asian routes including the PRC, Malaysia and South Africa. In 2002, OFTA declared HKTC’s non-dominance for all retail IDD services, and, subject to a twelve month review, in the provision of external bandwidth service such as point-to-point IPLC services. In 2003, OFTA removed all conditions on us on external bandwidth services.

Domestic Competition. In 1995, competition was introduced in the domestic fixed line market with the licensing of three new entrants and the establishment of a three year moratorium on the issuance of new licenses. The moratorium on the issuance of new licenses was extended in 1999 for a period of three additional years. As of January 1, 2003, the market was fully opened. In addition, the cable television licensee, and two local multipoint distribution service, or LMDS providers have been authorized to provide fixed-line services. Further, a large number of value added service providers including ISPs have been licensed to operate in the market. As at June 13, 2003, two new operators have been granted the local FTNS license since full market liberalization starting January 1, 2003.

Competition in the domestic fixed line market has intensified since 2000. This is primarily due to five factors:

  relative price and service differentials between our products and services and those of our competitors;
  local network buildouts by our competitors;
  the continuation by the regulator of a local loop unbundling policy;
  the regulation of 100% a dominant service provider with the result that HKTC is unable to flexibly price its services; and
  increasing substitution of mobile service for fixed line service.

This situation has caused our share of the domestic fixed line market to decrease as our customer churn rate has increased, adversely affecting turnover from these services. We have filed six appeals with the Competition Board on March 10, 2003, March 26, 2003 and April 7, 2003 in relation to the preliminary analyses issued by OFTA on broadband Type II unbundling, the decision by the TA dated March 17, 2003 not to stop the determination proceedings and the TA decision dated March 24, 2003 not to withdraw the preliminary analyses, respectively. We have also filed a judicial review in the court. All these Competition Board appeals have been adjourned by the Chairman of the Competition Board while we pursue the judicial review we have commenced on the basis that the orders we are seeking in the Competition Board proceedings and the judicial review are substantially the same. Leave to judicially review the decision of the TA not to stop the determination proceedings has been granted and on May 23, 2003 an interim stay of the determination proceedings was granted pending the hearing of the judicial review. On June 20, 2003, Wharf T&T Limited, as an interested third party, also intervened in the judicial review and the judicial review proceedings are therefore ongoing and the final outcome is not yet certain. In early 2003, the Secretary of Commerce, Industry and Technology has announced the Hong Kong Government's intention to initiate a broad policy review of both narrowband and broadband unbundling policies. On May 23, 2003, that consultation began with the release of a consultation paper. It is the intention of the Hong Kong Government to complete this policy review by early 2004.

Telstra Alliance

In February 2001, we formed a strategic alliance with Telstra, which provided for, among others:

  the merger of our international infrastructure assets with those of Telstra, to create, Reach, a 50:50 joint venture and leading wholesale provider of voice, data and Internet communications infrastructure services in the Asia-Pacific region, for which we received US$1,125 million (approximately HK$8,775 million) in cash from Reach;
  the purchase by Telstra of a 60% equity interest in RWC, a newly formed company that owns the Hong Kong wireless communications business contributed by us, for a cash consideration of US$1,680 million (approximately HK$13,100 million); and

  the issuance of a variable coupon subordinated convertible bond due 2007 in the principal amount of US$750 million (approximately HK$5,850 million) to Telstra.

Since February 1, 2001, our interest in Reach and, until its sale on June 28, 2002, our 40% equity interest in RWC, have been reflected as components of our investments in jointly controlled companies and in associates, respectively, in our audited consolidated results.

      Development of Reach

In December 2001, Reach acquired the Asian assets of Level 3. This transaction provided Reach with additional Asian and trans-Pacific capacity at a lower cost than self-constructed assets. The additional capacity and related assets including landing stations enables Reach to deliver end-to-end services to Japan, Taiwan and Korea. Under the arrangement, which did not involve a cash payment by Reach, Reach acquired network facilities and operations, including customers, in-country networks, data centers, US$90 million of working capital and Level 3’s ownership interests in the Tiger (now renamed as the Reach North Asia Loop) and Japan-US cable systems. Reach also assumed Level 3’s capital and operating cost obligations of around US$170 million over 12 months for the completion of the submarine cable system.

Reach is currently operating in an extremely difficult market environment, which has been adversely affected by a number of factors, including:

  the world economic downturn and slower than expected growth in demand for cross-border communications infrastructure services, distressed competitors seeking to offset financial difficulties with below-cost pricing strategies, and the resultant oversupply of infrastructure and capacity in Asia and worldwide.

Notwithstanding the current market conditions, we believe that Reach has the opportunity to consolidate its position and take advantage of the availability of distressed assets to underpin its longer term position in the market as evidenced by the acquisition of Level 3’s Asian assets.

We and Telstra have, historically, been substantial acquirers of cross-border communications infrastructure services supplied by Reach, and expect to continue to require these services to support our domestic businesses. Without access to these services, our business could suffer in the short to medium term, particularly if a market recovery should occur and suppliers of such services were to take advantage of stabilizing prices and resurgent demand.

On October 13, 2000, a wholly-owned subsidiary of PCCW, HKTC, and Reach Networks entered into a Hong Kong Domestic Connectivity Agreement and an International Services Agreement for the provision of domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. Pursuant to the original terms of the International Services Agreement, for the first five years of operations subsequent to the formation of Reach in February 2001, we were required to acquire 90%, 90%, 80%, 70% and 60% per annum, respectively, of our total annual purchases of “Committed Services” (being international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from Reach Networks. The Hong Kong Domestic Connectivity Agreement contemplates a reciprocal arrangement, whereby we will provide local connectivity services to Reach Networks under similar terms and conditions. With effect from April 25, 2003, the International Services Agreement has been amended to provide that we must acquire 90% per annum of our total annual purchases of Committed Services from Reach Networks at rates benchmarked at least annually to prevailing market prices until repayment of the amended syndicated term loan facility on December 31, 2010 or earlier. Reach Networks similarly must acquire 90% per annum of its local connectivity services from us under the amended Hong Kong Domestic Connectivity Agreement, similarly extended for the same period.

In addition, we entered into a one-year fixed price bulk purchase agreement for international connectivity services, from January 1, 2002 to December 31, 2002, which committed us to aggregate purchase levels in 2002. Our commitments under these arrangements had regard to our future capacity needs and opportunities for growth as well as Reach’s minimum earnings requirements under its financing arrangements. Regulated services in Hong

Kong were acquired in accordance with tariffs approved by the relevant regulatory authority and unregulated services were acquired in accordance with market prices. Purchases made by us for the year ended December 31, 2002 were approximately HK$1,443 million, compared to approximately HK$1,700 million in 2001.

In view of the continuing difficult and volatile trading conditions in which Reach operates, we announced on February 20, 2003 that we had performed a preliminary review of Reach in accordance with the requirements of SSAP 31 - “Impairment of assets”, to ascertain whether there had been an impairment in the total investment cost in Reach as at December 31, 2002. Based on the results of this review, we believed that an impairment loss of HK$8,263 million should be recognized for the goodwill attributable to our investment in Reach and such amount was included in the consolidated loss attributable to our shareholders for the year ended December 31, 2002.

The impairment loss on our investment in Reach had no impact on our turnover, profit from operations, adjusted EBIDTA or cash flow and did not result in any non-compliance with respect to our debt covenants. In addition, the recognition of an impairment loss on goodwill did not result in an increase in our shareholders’ deficit as at December 31, 2002. We will continue to review both Reach’s business development and financial performance.

On April 15, 2003, Reach and its lenders amended the terms of Reach’s existing US$1.5 billion syndicated term loan facility with effect from April 25, 2003. The key elements of the amendments are:

  Rescheduling of the principal amount outstanding so that, instead of being repayable in three installments in February 2004, 2006 and 2008, respectively, it is repayable in a single payment on December 31, 2010;
  Prepayment by a wholly-owned subsidiary of Reach of US$300 million (HK$2,340 million), thereby reducing the principal amount outstanding to US$1.2 billion (approximately HK$9,360 million), together with the retention of US$50 million (HK$390 million) which is to be deposited by a wholly-owned subsidiary of Reach into a separate account and which will be available for use by members of Reach for possible future working capital and interest payment purposes;
  Interest on the remaining loan will be at the London inter-bank offered rate, or LIBOR, plus 250 basis points, with a step up from January 1, 2008 to 350 basis points unless the balance of the loans has been reduced to less than US$900 million (approximately HK$7,020 million);
  Removal of all financial ratio covenants;
  Excess cash flow of Reach will be shared between the lenders under the amended loan facility (who will receive 50% of such excess cash flow), in the form of early repayment of the principal amount outstanding, and us and Telstra (who will each receive 25% of such excess cash flow), in reducing the outstanding capacity prepayments (see “Capacity Prepayment Agreement” below), after which excess cash flows will be directed to repayment of the remaining principal amount outstanding;
  Certain subsidiaries of Reach are required to provide security to the lenders under the amended loan facility. The amended loan facility will remain non-recourse to us or Telstra.

Capacity Prepayment Agreement. On April 15, 2003, we, HKTC and Telstra have entered into a capacity prepayment agreement with Reach and certain of its subsidiaries whereby we and Telstra agreed to pre-purchase services, including, international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from Reach Networks, in accordance with the terms of existing connectivity agreements with Reach Networks, and to each make a payment of US$143 million (approximately HK$1,115 million) (in aggregate US$286 million (approximately HK$2,231 million)) for the pre-purchase of capacity to be used in the future. The payments (which will be compounded to reflect the time value of money) are to be applied against the cost of the services and capacity supplied to Telstra and us by the Reach Group as and when the Reach Group has available surplus cash in accordance with a prescribed formula.

The amendments to the existing syndicated term loan facility are aimed at providing Reach with greater financial flexibility and an improved capital structure.

      Sale of Our Equity Interest in RWC

On June 28, 2002, we entered into an agreement with Telstra relating to the following:

  Our sale of our entire 40% equity interest in RWC to Telstra for a purchase price of US$614 million (approximately HK$4,792 million);
  Our redemption of the outstanding principal amount of the US$750 million (approximately HK$5,850 million) convertible bonds due 2007 together with accrued interest of US$54.38 million (approximately HK$424 million); and
  Our issuance of a US$190 million (approximately HK$1,482 million) 5% mandatory convertible note due 2005 to Telstra.

The proceeds from the sale of our interest in RWC and the issue of the convertible note due 2005 were set off in full against the amount due to Telstra by us for the redemption of the convertible bonds due 2007 with interest accrued thereon. Accordingly, no net proceeds arose from the sale of our interest in RWC.

The convertible note due 2005 would mature on June 30, 2005 (subject to early repayment in certain circumstances), and would be redeemed through mandatory conversion into our ordinary shares at a conversion price based on the volume weighted average price of our ordinary shares on the 20 dealing days on which the ordinary shares are traded on The Stock Exchange of Hong Kong Limited immediately preceding conversion. The convertible note due 2005 was secured by an equitable mortgage over our entire 50% equity interest in Reach.

The effect of the above transactions was to reduce our debt position. The sale of our interest in RWC also aligned with our intention of focusing on core fixed line, data and Internet protocol services businesses as well as systems integration.

The realization of our investment in RWC significantly reduced the shareholders’ deficit position but gave rise to a HK$1,771 million disposal loss, adjusted by deferred tax, in the year. The disposal loss had no impact on cash flows and was due to the inclusion of goodwill previously eliminated against reserves as part of the cost of disposal in our audited consolidated income statement for 2002.

Partial Redemption of the convertible note due 2005. As part of the amendment to the terms of Reach’s existing syndicated term loan facility as discussed above, we redeemed US$143 million (approximately HK$1,115 million) of the principal amount of the convertible note due 2005 and issued an amended note in the principal amount of approximately US$54 million (approximately HK$421 million) to Telstra. We financed the partial redemption by internal resources and the effect was to reduce our total debt by the same amount. The principal terms of the amended note are substantially the same as those of the convertible note due 2005.

      Debt Refinancing

In August 2000, we drew down a short-term bridge loan facility of US$12,000 million (approximately HK$93,600 million) to finance the cash element of the consideration for the acquisition of HKT and for working capital purposes.

Since September 2000, we refinanced the bridge loan through various means, including the use of internal funds of US$3,000 million (approximately HK$23,400 million), HK$2,000 million of the additional capital raised through a rights issue of HK$4,143 million, proceeds from a convertible bonds issuance of US$1,100 million (approximately HK$8,580 million) in December 2000 and borrowings under a term loan facility involving syndicated bank borrowings of US$4,700 million (approximately HK$36,660 million) in February 2001. The outstanding amount of the bridge loan was reduced to US$7,655 million (approximately HK$59,700 million) by the end of 2000 and was fully repaid in February 2001.

In January 2001, we arranged a term loan facility involving syndicated bank borrowings and in February 2001, we drew down US$4,700 million (approximately HK$36,660 million) under the term loan facility and completed our strategic alliance with Telstra. Amounts we received in connection with our strategic alliance with Telstra and the drawdown of the term loan facility were applied to repay the outstanding bridge loan and, in the case of the drawdown, to reserve additional funds for working capital purposes.

As of June 2003, we had prepaid a total of US$4,305 million of the term loan facility using internal cash resources, proceeds from the issuance of the notes due 2011 and borrowings under term loan facilities we established in 2002. As of June 13, 2003, the amount outstanding under the term loan facility was approximately US$395 million (approximately HK$3,083 million).

As at December 31, 2002, we had gross long-term debt of approximately HK$41,366 million and net debt1 of HK$32,919 million. For a detailed description of our major borrowings, see below “Liquidity and Capital Resources – Debt Refinancing”.

      Credit Ratings of HKTC

In July 2001, HKTC was assigned investment grade ratings with a stable outlook by Moody’s Investors Service (“Moody’s”) (Baa1) and Standard and Poor’s Ratings Services (“S&P”) (BBB).

In September 2002, S&P affirmed its BBB corporate credit rating on HKTC and revised upward its outlook on HKTC to positive from stable. HKTC maintained an investment-grade credit rating from Moody’s of Baa1 (stable outlook).

In March and April 2003, S&P and Moody’s reviewed our strategy as well as the underlying performance of our core business. In May 2003, S&P affirmed its BBB corporate credit rating on HKTC and maintained its outlook as positive while Moody's downgraded the senior unsecured debt ratings of HKTC to Baa2 from Baa1, with the rating outlook maintained at stable.

      Description of Certain Items in Consolidated Financial Statements

      Turnover

Turnover from TSS consists of turnover from local telephony services, turnover from local data services, turnover from international telecommunications services, and turnover from other services.

  Turnover from local telephony services consists of turnover from local exchange line services, value-added services and interconnection and network access services for traffic carried for other local operators and service providers. Interconnection fees include fees for the delivery of traffic, and fees for the physical interconnection of facilities as determined by OFTA, or by commercial agreements between us and other local carriers.
  Turnover from local data services consists of turnover from the provision of data and network services, wholesale broadband access lines and retail consumer Internet access services utilizing our fiber optic network and digital subscriber line technology.
  Turnover from international telecommunications services consists of turnover from retail outgoing international voice, or IDD, retail international data services and delivery fees for the origination and termination of international calls on our network.
  Turnover from other services consists primarily of turnover from the sale of network equipment, customer premises equipment and connectivity products, fees for technical and maintenance subcontracting services, and income from Contact Centers which design, build and maintain call centers and related outsourcing services.

Turnover from Business eSolutions consists of turnover from provision of IT services (including Internet data centers), retail business broadband Internet access-services and our yellow pages business, PCCW Directories Limited. During 2002, our Internet Data Center operations were integrated into the Business eSolutions segment.

___________________

1 Net debt is defined/reconciled to GAAP measures in Appendix A of this section.

This restructuring enabled the Business eSolutions segment to offer integrated IT, hosting, facilities management and connectivity services.

Turnover from Infrastructure consists of amounts received and receivable from sales of properties, amounts received and receivable from rental of investment properties, and turnover from property construction and management.

Turnover from Others includes turnover from our Greater China businesses, PCCW Japan, Internet Services and CyberWorks Ventures.

Eliminations consist of turnover from transactions between or across different business segments.

See note 4(a) of our consolidated financial statements.

      Cost of Sales

Cost of sales consists of disbursements for international voice and data services primarily to Reach and its affiliates, disbursements for international interconnection services to other operators for access to, and use of, their networks, and certain costs related to promotional programs. Cost of sales also includes cost of customer premises equipment sold, cost of property sold and cost of infrastructure work completed for our Cyberport project.

      General and Administrative Expenses

The principal components of general and administrative expenses include staff costs, repairs and maintenance costs, rent, rates and utilities, publicity and promotion, professional and consultancy fees.

      Profit/(Loss) from Operations

Profit/(loss) from operations is profit/(loss) after deducting cost of sales and services, general and administrative expenses, provision for impairment losses, restructuring costs and adjusted for other income and net gain/(loss) on investments.

      Adjusted EBITDA

Adjusted EBITDA represents earnings before interest, taxation, depreciation, amortization, loss on disposal of fixed assets, net gains on investments, provision for impairment losses, restructuring costs, impairment loss for goodwill attributable to the interest in Reach, net losses on disposal of interest in RWC and MobileOne, other income and our share of results of associates, jointly controlled companies and unconsolidated subsidiaries. While adjusted EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with generally accepted accounting principles in Hong Kong, or HK GAAP, and should not be considered as representing net cash flows from operating activities. The computation of our adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is reconciled to GAAP measures in Appendix A of this section.

Critical Accounting Policies under HK GAAP

The preparation of our financial statements requires management to select and apply significant accounting policies and to make estimates and judgments that affect our reported financial condition and results of operations. Notwithstanding the presentation of our principal accounting policies in note 2 to our consolidated financial statements presented elsewhere herein, we believe the following are some of our most critical accounting policies in presenting our financial statements in accordance with HK GAAP.

     Revenue Recognition

Telecommunications services revenues based on usage are recognized when the services are rendered. Telecommunications revenues for services provided for fixed periods are recognized on a straight-line basis over the respective periods. We are required to exercise considerable judgment in revenue recognition particularly in the areas of customer discounts, billing reserves for pricing changes, customer disputes and revenue reserve for special customer agreements. Significant changes in management estimates may result in material revenue adjustments.

Infrastructure segment revenues include income arising from the pre-sale of properties under development. This revenue is recognized when legally binding unconditional sales contracts are signed and exchanged, provided that the construction work has progressed to a stage where the ultimate realization of profit can be reasonably determined and on the basis that the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development. In this regard, the pre-sales of the first phase of the Residential Portion of the Cyberport project commenced in early 2003. We will be required to make certain assumptions concerning the state of completion of properties subject to pre-sale and the estimated costs to be incurred to completion that could be material to our financial statements.

      Depreciation and Amortization

We have significant property, plant and equipment and intangibles comprising goodwill and other intangibles acquired through the purchases of various subsidiaries, particularly HKT. We are required to estimate the useful lives of property, plant and equipment and intangibles in order to ascertain the amount of depreciation and amortization charges for each reporting period. A significant amount of these assets have estimated useful lives that extend beyond ten years.

The useful lives are estimated at the time these purchases are made after considering the future technology changes, business developments and our strategies. Should there be unexpected adverse changes in the circumstances or events, we would be required to assess the need to shorten the useful lives and/or make impairment provisions. Indications of these unexpected adverse changes include declines in projected operating results, negative industry or economic trends, rapid advancement in technology and significant downturn in our stock price.

      Deferred Taxation

While deferred tax liabilities are provided in full on all taxable temporary differences, deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. In assessing the amount of deferred tax assets that need to be recognized, we considered future taxable income and ongoing prudent and feasible tax planning strategies. In the event that our estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of our ability to utilize the tax benefits of net operating loss carryforwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

      Impairment of Assets

At each balance sheet date, we review internal and external sources of information to identify indications that fixed assets, investments in subsidiaries, associates and jointly controlled companies, intangible assets, and goodwill may be impaired or an impairment loss previously recognized no longer exists or may have decreased. If such an indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognized in the income statement whenever the carrying amount of an asset exceeds its recoverable amounts.

The sources utilized to identify indications of impairment are often subjective in nature and require us to use judgment in applying such information to our businesses. Our interpretation of this information has a direct impact on whether an impairment assessment is performed as at any given balance sheet date. Such information is particularly significant as it relates to our telecommunications and infrastructure businesses in Hong Kong.

If an indication of impairment is identified, such information is further subjected to an exercise that requires us to estimate recoverable value, representing the greater of the net selling price of such asset or its value-in-use. Depending on our assessment of the overall materiality of the asset under review and complexity of deriving reasonable estimates of the recoverable value, we may perform such assessment utilizing internal resources or we may engage external advisors to counsel us in making this assessment. Regardless of the resources utilized, we are required to make many assumptions to make this assessment, including the utilization of such asset, the cash flows to be generated, appropriate market discount rates, and the projected market and regulatory conditions. Changes in any of these assumptions could result in a material change to future estimates of the recoverable value of any asset.

      Provisions

We recognize provisions when we have a present obligation (legal or constructive) as a result of a past event and we believe it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The recording of provisions requires the application of judgments about the ultimate resolution of these obligations. As a result, provisions are reviewed at each balance sheet date and adjusted to reflect our current best estimate.

      Retirement Scheme Costs

In computing retirement scheme costs, we must make numerous assumptions about such things as employee mortality and turnover, expected salary and wage increases, discount rates, expected return on scheme assets and expected future economic cost increases. Two of these items, discount rate and expected rate of return on scheme assets, generally have the most significant impact on the level of cost.

Changes in any of the assumptions made in computing the retirement scheme costs could have an impact on various components that comprise these expenses. Factors to be considered include the strength or weakness of the investment markets, changes in the composition of the employee base, fluctuations in interest rates, and significant employee hirings and downsizings.

Critical Accounting Policies under US GAAP

In addition to the above accounting policies, in connection with the preparation and reconciliation of our financial statements in accordance with US GAAP, we believe the following additional accounting policy is critical. See “—Differences Between Hong Kong (HK) and United States (US) GAAP”.

      Goodwill and Intangible Assets with Indefinite Lives

We adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, on January 1, 2002 and ceased to amortize goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that goodwill and other indefinite lived intangible assets be tested for impairment at least annually using a two-step approach at the reporting unit level. The first step screens for potential impairment if the fair value of the reporting unit, including goodwill and intangible assets, is less than its carrying value. The determination of fair value of each reporting unit, which requires significant judgment, is generally based on the present value of future cash flows. The second step measures the amount of impairment by comparing the fair values to the book values of the reporting units’ goodwill and intangible assets. The fair value of goodwill is determined based upon the differences between the fair value of the reporting unit and the net of the fair values of the identifiable assets and liabilities of the reporting unit. The fair value of indefinite lived intangible assets is determined based on expected discounted future cash flows. If the fair value of goodwill and other indefinite lived intangible assets are less than their book values, the differences are recorded as impairment charges.

Upon adoption of SFAS No. 142, we carried out an assessment of impairment of goodwill as of January 1, 2002. The implied carrying value of goodwill was derived from allocating the fair values of the reporting units to identifiable tangible and intangible assets of those reporting units as if a purchase price allocation using the fair value of the reporting units as the purchase consideration had occurred on January 1, 2002. We have also performed an annual impairment review as of December 31, 2002. In performing the impairment assessment as of January 1, 2002 as well as the annual impairment assessments thereafter, the determination of fair value of reporting units, identifiable assets and liabilities is a critical element of the process. We may determine such fair values utilizing internal resources or we may engage external advisors to counsel us in making the determinations. Regardless of the resources utilised, we are required to make significant judgements and assumptions on, among others, the use of assets, cash flows to be generated, projected market and regulatory conditions and appropriate market discount rates. Changes in any of these assumptions could result in a material change to estimates of the fair value of goodwill and intangible assets with indefinite lives which would impact the amount of impairment charges recorded.

      Impairment of Intangible Assets with Finite Useful Lives and Other Long-lived Assets

We review intangible assets with finite useful lives and other long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets is measured by comparing the sum of the future undiscounted cash flows derived from an asset or a group of assets to their carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method or, when necessary or required, market based valuations. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets or groups of assets require management to make significant judgments and assumptions concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates or control premiums. Changes in assumptions could significantly affect our operating results.

      Deferred Taxation

Under US GAAP, we have recorded a valuation allowance to reduce the deferred tax assets to an amount that we believe is more likely than not to be realized. In assessing the need for the valuation allowance, we considered future taxable income and ongoing prudent and feasible tax planning strategies. In the event that our estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of our ability to utilize the tax benefits of net operating loss carryforwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

      Derivatives Fair Value

Derivative financial instruments, mainly including instruments used in our strategy to manage our exposures to fluctuations in interest rates, foreign currencies and prices of investments in equity securities and derivatives embedded in certain contracts, are recorded at fair value. Unrealized gains and losses for those derivatives which do not qualify as hedges under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, are reflected in earnings. Fair values are based on listed market prices, where possible. If listed market prices are not available, fair value is based on other relevant factors, including banker price quotations and price quotations for similar instruments traded in different markets. Fair values for certain derivative contracts are derived from pricing models that consider current market and contractual prices for the underlying financial instruments, as well as time value and yield curve or volatility factors underlying the positions.

Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. To the extent financial contracts have extended maturity dates, our estimates of fair value may involve greater subjectivity due to the low level of availability of transparent market data upon which to base modeling assumptions.

Results of Operations

We describe below our results of operations for the three years ended December 31, 2002, 2001, and 2000. However, in light of our acquisition of HKT in August 2000, comparison of our audited consolidated results for 2001 with those for 2000 is of limited relevance.

      Basis of Presentation

The audited consolidated results of operations set forth below for the years ended December 31, 2002 and 2001 include the results of HKT for the twelve months ended December 31, 2002 and 2001, respectively, whereas the results for the year ended December 31, 2000 include the results of HKT only for the period from August 17, 2000, the effective date of our acquisition of HKT, to December 31, 2000. Due to the adoption of new accounting standards in Hong Kong:

  Profit/(Loss) attributable to shareholders for each of the years ended December 31, 2001 and 2000 were restated as a result of the retrospective restatement of the prior years’ taxation balances on adoption of SSAP 12 “Income Taxes”, issued by the Hong Kong Society of Accountants with effect from January 1, 2002.
  Our previously reported net loss for the year ended December 31, 2000 was retrospectively restated by HK$122,390 million for the impairment of goodwill arising from the acquisitions of subsidiaries, associates and jointly controlled companies on adoption of SSAP 30 issued by the Hong Kong Society of Accountants with effect from January 1, 2001. See note 38(b) to our consolidated financial statements.

The financial data presented in the table below exclude HKT’s international telecommunications network backbone business and wireless communications business for each of 2000, 2001 and 2002, since these businesses were contributed to business ventures with Telstra. We accounted for our investment in HKT’s international telecommunications network backbone business under HK GAAP using the equity method of accounting, reflecting 100% of our interest in the HKT subsidiaries operating this business from August 17, 2000 to the date of formation of Reach. Upon the formation of Reach in February 2001, we began to account for our 50% interest in Reach under the equity method of accounting. The 60% interest in HKT’s Hong Kong wireless communications business purchased by Telstra in February 2001 was accounted for using the cost method of accounting from August 17, 2000 until its disposal on February 1, 2001. The remaining 40% interest retained by us was accounted for using the equity method of accounting from August 17, 2000 until its disposal on June 28, 2002.

Consolidated Profit and Loss

	For the year ended December 31,

	2002	2001	2000

		(restated)	(restated)
		(HK$ million)
HK GAAP
Turnover	20,112	21,959	7,291

Operating profit before net gains/(losses) on investments,
provisions for impairment losses and restructuring costs	5,212	4,774	520
Gains/(Losses) on investments, net	13	767	(4,887)
Provisions for impairment losses	(534)	(91)	(122,702)
Restructuring costs	(311)	-	-

Profit/(Loss) from operations	4,380	5,450	(127,069)
Finance costs, net	(1,997)	(3,056)	(2,356)
Share of results of jointly controlled companies	550	523	(100)
Share of results of associates	281	158	(63)
Share of results of unconsolidated subsidiaries	-	152	790
Impairment loss for goodwill attributable to the interest in Reach	(8,263)	-	-
Losses on disposal of interests in RWC and MobileOne, net	(1,433)	-	-

(Loss)/Profit before taxation	(6,482)	3,227	(128,798)
Taxation, as previously stated	(1,406)	(1,433)	(522)
Prior period adjustment arising from adoption of new accounting
standard for deferred taxation	-	(549)	(32)

Taxation, as restated	(1,406)	(1,982)	(554)

(Loss)/Profit after taxation	(7,888)	1,245	(129,352)
Minority interests	126	98	23

(Loss)/Profit for the year attributable to shareholders	(7,762)	1,343	(129,329)

Operating profit before net gains/(losses) on investments, provisions for impairment losses and restructuring costs is primarily derived by reducing turnover by cost of sales and general and administrative expenses, as set forth in the table below.

	For the year ended December 31,
	2002	2001	2000
	(HK$ millions)
HK GAAP
Turnover	20,112	21,959	7,291
Cost of sales	(5,295)	(6,855)	(2,228)
General and administrative expenses	(9,605)	(10,369)	(4,845)
Other income	-	39	302

Operating profit before net gains/(losses) on investments, provisions
for impairment losses and restructuring costs	5,212	4,774	520

      Consolidated Results for Year ended December 31, 2002 Compared To Year ended December 31, 2001

During 2002, we restructured our business segments as follows:

  TSS and Business eSolutions became separate segments rather than being parts of the core telecommunications segment, which ceased to be a segment.
  Our Internet Data Center operations were merged into and became part of our Business eSolutions segment.
  Internet Services ceased to be a segment. Retail consumer broadband and narrowband Internet access services and related multimedia services were transferred to TSS from the Internet Services segment. The remainder of that segment, which primarily comprised costs associated with the production of English and Chinese Internet and broadband content, was included in our Others segment.

The table below sets forth financial data with respect to turnover by business unit and adjusted EBIDTA, excluding Reach, for the years ended December 31, 2002 and 2001. Comparative figures for 2001 have been restated to conform to the restructured classification of our segments in 2002.

	2002		2001

					Increase/
	HK$ million	US$ million	HK$ million	US$ million	(Decrease)
Turnover
TSS	18,007	2,309	19,827	2,542	(9)%
Business eSolutions	2,234	286	1,936	248	15%
Infrastructure	685	88	1,368	175	(50)%
Others	793	102	468	60	70%
Eliminations	(1,607)	(207)	(1,640)	(210)	2%

Total Turnover	20,112	2,578	21,959	2,815	(8)%

Adjusted EBITDA	8,120	1,041	7,396	948	10%
Adjusted EBITDA Margin	40%	40%	34%	34%
Depreciation and amortization	(2,832)	(363)	(2,563)	(329)	10%
Loss on disposal of fixed assets	(76)	(10)	(63)	(8)	21%
Others	-	-	4	1	(100)%

Operating Profit(1)	5,212	668	4,774	612	9%

_________________
(1) Operating profit before net gains on investments, provision for impairment losses and restructuring costs.

      Turnover

Total turnover decreased to HK$20,112 million in 2002 from HK$21,959 million in 2001, primarily due to the decrease in turnover of our TSS segment to HK$18,007 million in 2002 from HK$19,827 million in 2001, the increase in turnover of our Business eSolutions segment to HK$2,234 million in 2002 from HK$1,936 million in 2001, the decrease in turnover of our Infrastructure segment to HK$685 million in 2002 from HK$1,368 million in 2001, and the increase in turnover of the rest of our businesses, including our Greater China businesses, PCCW Japan, Internet Services, and CyberWorks Ventures, to HK$793 million in 2002 from HK$468 million in 2001.

      Telecommunications Services, or TSS

The table below sets forth the unaudited financial data with respect to turnover of TSS for the years ended December 31, 2002 and 2001:

	2002		2001

	HK$ million	US$ million	HK$ million	US$ million	Increase/ (Decrease)
Local Telephony Services	6,849	879	7,524	965	(9)%
Local Data Services	4,457	571	4,268	547	4%
International Telecommunications Services	3,557	456	4,467	573	(20)%
Other Services	3,144	403	3,568	457	(12)%

Total Turnover	18,007	2,309	19,827	2,542	(9)%

Turnover from TSS decreased by 9% to HK$18,007 million in 2002 from HK$19,827 million in 2001. This was mainly due to:

  the significant downward pricing pressure in the international data and IDD markets;
  reduction in the overall number of direct exchange lines in service in Hong Kong as a result of the continuing softening of the economy, as well as a reduction in our market share resulting from continuing market competition; and
  our conscious decision to reduce our low-margin Customer Premise Equipment, or CPE, sales business.

These declines were partially offset by an increase in turnover from broadband Internet access services and an increase in turnover from wholesaling local access lines in 2002 as compared to 2001.

Local Telephony Services. Turnover from local telephony services decreased by 9% to HK$6,849 million in 2002 from HK$7,524 million in 2001. This was primarily due to a decline in the number of direct exchange lines in service in Hong Kong and a lower interconnection fee turnover due to a rate reduction as determined by the OFTA in October 2002, partially offset by an increase in turnover from wholesaling local access lines to other fixed line operators.

We have maintained a leading share in Hong Kong’s fixed line telecommunications market notwithstanding a number of challenging factors that have caused our market share to decline. These factors include increasing liberalization of the fixed line market since 1995, and further full liberalization since the beginning of 2003; competition from other fixed line operators; substitution by broadband access lines and wireless telecommunications services; as well as continuing softening in the Hong Kong economy and the property market. We continue to launch innovative products and value-added services in an effort to retain and win back customers and maintain our premium pricing and leading market share.

According to industry statistics provided by OFTA, the overall fixed line telecommunications market contracted by approximately 2% in each of 2002 and 2001. Based on our estimates and OFTA’s statistics, we had approximately 82% of total market share at December 31, 2002, 84% in the residential sector and 79% in the business sector. At December 31, 2001, we had approximately 89% total market share, 93% in the residential sector and 83% in the business sector. The total number of our direct exchange lines decreased by 10% to approximately 3,138,000 at December 31, 2002 from approximately 3,489,000 at December 31, 2001. The total number of our business exchange lines in service decreased to approximately 1,336,000 at December 31, 2002 from approximately 1,470,000 at December 31, 2001, and the total number of our residential exchange lines decreased to approximately 1,802,000 at December 31, 2002 from approximately 2,019,000 at December 31, 2001.

Local Data Services. Local data services turnover increased by approximately 4% to HK$4,457 million in 2002 from HK$4,268 million in 2001. This was mainly the result of a significant increase in turnover from broadband Internet access services, partially offset by a decline in turnover from the provision of local area and wide area (LAN and WAN) corporate networks, high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers, and iTV, the interactive television operation terminated in the last quarter of 2002.

Demand for broadband Internet access services continued to be strong during 2002. The total number of our broadband access lines leased increased 39% to approximately 559,000 in 2002 from approximately 402,000 in 2001. Customer numbers for NETVIGATOR, our consumer Internet access brand, increased to approximately 424,000 in 2002 from approximately 311,000 in 2001.

Subscribers to now.com.hk, the broadband content service exclusive to NETVIGATOR customers, and launched in September 2001, increased by 79% to approximately 145,000 by the end of 2002 from 81,000 at the end of 2001.

While other local data and network services (such as LAN and WAN corporate networks and high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers) continued to face intense pricing pressure, local data bandwidth sold increased by 23% to 172 Gigabits per second (“Gbps”) in 2002 from 140 Gbps in 2001, primarily due to an increase in demand for higher bandwidth data products such as Internet Protocol Virtual Private Network, or IP-VPN.

International Telecommunications Services. International telecommunications services turnover decreased by approximately 20% to HK$3,557 million in 2002 from HK$4,467 million in 2001. This was primarily due to significant price competition in the retail IDD market, particularly on the China routes, and downward pricing pressure on international data products. In addition, delivery fees applicable to certain types of international traffic were reduced after a rates revision effected by OFTA in July 2001. Retail IDD minutes dropped by 4% and IPLC bandwidth also dropped significantly.

In connection with the formation of Reach in February 2001, the venture assumed responsibility for certain wholesale international telecommunications services and the associated turnover.

Other Services. Turnover from other services decreased by 12% to HK$3,144 million in 2002 from HK$3,568 million in 2001, primarily due to our conscious decision to reduce our low margin computer and CPE sales business. Other factors included a weaker economy and delayed investment decisions by corporate customers. The increasing popularity of the do-it-yourself retail broadband access packages also led to a reduction in broadband installation turnover. The reduction in Other Services turnover was partially offset by turnover from Telecommunications Technology Investments Limited (now known as BtN Access Limited), the new satellite-based network communication business acquired in March 2001, and the new service hubs launched in the Greater China area.

      Business eSolutions

Business eSolutions turnover increased 15% to HK$2,234 million in 2002 from HK$1,936 million in 2001.

Turnover from IT projects (including Internet data centers) grew 10%, to HK$1,397 million in 2002 from HK$1,266 million in 2001. For some of our completed and ongoing IT contract work, see “Item 4B–Business Overview–Business eSolutions”.

Turnover from business broadband Internet access services increased 41% to HK$531 million in 2002 from HK$376 million in 2001. The number of customers for our high-speed business broadband and leased-line access services expanded to approximately 51,800 at December 31, 2002 from approximately 36,400 at December 31, 2001.

Turnover from our yellow pages business increased 4% to HK$306 million in 2002 from HK$294 million in 2001. During 2002, various trades, commerce and professional directories were launched.

      Infrastructure

Total turnover decreased 50% to HK$685 million in 2002 from HK$1,368 million in 2001. One-off turnover of HK$83 million for the year ended December 31, 2002, as compared to HK$922 million for the year ended December 31, 2001, included infrastructure works completed for the Cyberport development and turnover recorded from the sale of certain properties in mainland China.

Despite the continued slowdown in the Hong Kong real estate market, rental turnover from investment properties leased to third parties increased during 2002, principally due to higher residential occupancy in Pacific Century Place in Beijing. Overall occupancy of our property portfolio improved to 90% at the end of 2002 from 86% at the end of 2001.

The first and second phases of the Cyberport development were completed on schedule, and marketing and sales for the Residential Portion, Residence Bel-Air, commenced in early 2003. Despite difficult market conditions in Hong Kong, the initial response was encouraging and we achieved sales of more units than we had planned.

      Others and Eliminations

Other turnover increased by 70% to HK$793 million in 2002 from HK$468 million in 2001. We continued to provide data network and mission-critical services in Taiwan through our subsidiary, TTN, including high-speed packet data utilizing asynchronous transfer mode (ATM) and information networks and Internet access supported by an extensive fiber-optic network.

PCCW Japan continued to focus on development and publishing of console and PC game software and targeted content across multiple distribution platforms. During 2002, approximately 20 game titles were launched including the PCCW Japan brand title.

We continued to manage the CyberWorks Ventures investment portfolio prudently during the year. The unit is self-funded, using realized gains from existing investments. Certain non-core or non-performing businesses were closed or divested during the year. The total carrying value of our investment portfolio was HK$1,302 million in 2002 compared to HK$2,322 million in 2001.

Eliminations decreased to HK$1,607 million in 2002 from HK$1,640 million in 2001 and were predominantly related to internal charges for wholesale communications services consumed, computer system network charges, consumer support services and office rental charges between our business units.

      Cost of Sales and Services

Total cost of sales decreased to HK$5,295 million in 2002 from HK$6,855 million in 2001 of which HK$3,993 million, against HK$4,799 million in 2001, related to TSS. Our overall gross margin increased to 74% in 2002 from 69% in 2001, primarily driven by cost savings from restructuring our Internet Services business and the significant reduction in one-off low-margin turnover from Cyberport entrustment fees and from property sales in 2002. TSS gross margin also increased to 78% in 2002 from 76% in 2001, primarily due to a decline in wholesale international voice and data disbursements.

      General and Administrative Expenses

The table below sets forth unaudited financial data for general and administrative expenses for the years ended December 31, 2002 and 2001:

					Increase/
	2002	2002	2001	2001	(Decrease)

	HK$ million	US$ million	HK$ million	US$ million
Staff compensation expense	3,822	490	4,522	580	(15)%

					Increase/
	2002	2002	2001	2001	(Decrease)

	HK$ million	US$ million	HK$ million	US$ million
Repair and maintenance	443	57	503	64	(12)%
Other general and administrative expenses	2,432	312	2,683	344	(9)%

General and administrative expenses before
depreciation and amortization	6,697	859	7,708	988	(13)%
Depreciation and amortization	2,832	363	2,563	329	10%
Loss on disposal of fixed assets	76	9	63	8	21%
Others	–	–	35	4	(100)%

General and administrative expenses	9,605	1,231	10,369	1,329	(7)%

General and administrative expenses before depreciation and amortization decreased by 13% to HK$6,697 million in 2002 from HK$7,708 million in 2001. We continued our drive for enhanced organizational effectiveness and implemented a number of cost efficiency measures during 2002. This resulted in substantial savings in staff compensation expense and other components in the general and administrative expenses.

Staff compensation expense decreased by approximately 15% to HK$3,822 million in 2002 from HK$4,522 million in 2001. During 2002, we reset staff levels in order to increase efficiency from approximately 14,600 in 2001 to approximately 11,600 in 2002.

As part of our strategic realignment plans, we:

  announced a subcontracting program in September 2002, under which approximately 1,600 employees in network maintenance and installation divisions were offered the opportunity to form 17 independent companies which then signed agreements with us to provide services to us; and
  formed a new wholly-owned subsidiary, Cascade, one of Hong Kong’s largest technical services companies which will also continue to provide our telecommunications network operations, support and maintenance services.

As part of the formation of Cascade, approximately 3,000 employees accepted new service contracts that generally reduced salaries slightly as well as realigned benefit packages. The subcontracting companies, subject to contractual agreements with us, and Cascade are free to pursue new business opportunities in Hong Kong and throughout Asia Pacific. Net restructuring costs of these realignment moves charged to the consolidated income statement amounted to approximately HK$311 million in 2002 and nil in 2001.

The table below sets forth the change in the number of our employees in each of our principal business segments from 2001 to 2002:

	Year ended December 31

	2002	2001
TSS	8,445	11,296
Business eSolutions(1)	1,280	1,392
Infrastructure	361	307
Others(2)	1,474	1,588

Total	11,560	14,583

Total (excluding part-time/ temps)	10,978	14,080

_________________
(1) Business eSolutions includes Internet Data Centers.
(2) Others primarily includes corporate functions, Greater China businesses, PCCW Japan, Internet Services and CyperWorks Ventures.

Adjusted EBIDTA

Total adjusted EBITDA2 increased approximately 10% to HK$8,120 million in 2002 from HK$7,396 million in 2001. Total adjusted EBITDA2 margin increased to approximately 40% for 2002 as compared to 34% in 2001. The increase in adjusted EBITDA margin was primarily due to:

  cost savings from restructuring of Internet Services business;
  reduction in wholesale international traffic disbursements;
  overall productivity improvements in operating costs;
  more cautious control on corporate overheads; and
  the significant reduction in one-off low margin Cyberport entrustment fees and property sales in 2002.

      Depreciation and Amortization

Depreciation and amortization was HK$2,832 million in 2002 compared to HK$2,563 million in 2001.

      Operating Profits Before Net Gains on Investments, Provision for Impairment Losses and Restructuring Costs

Operating profit before net gains on investments, provision for impairment losses and restructuring costs increased to HK$5,212 million in 2002 from HK$4,774 million in 2001, primarily due to the reasons for the increase in adjusted EBITDA.

      Net Gains On Investments

We had a net gain on investments of HK$13 million in 2002 compared to a net gain of HK$767 million in 2001, primarily due to:

  net unrealized losses on investments of HK$142 million in 2002 and HK$194 million in 2001;
  net realized losses from disposal of investments in subsidiaries, investment securities and other investments of HK$92 million in 2002 and net realized gains of HK$261 million in 2001;
  a provision for investments of HK$581 million in 2002 and HK$263 million in 2001;
  income of HK$32 million from amortization of premium received from equity options for 2002 and HK$361 million for 2001;
  release of provision for an onerous contract of HK$464 million in 2002 and HK$477 million in 2001. This amount has been recognized in our income as a gain on investments due to the exercise of options by a minority shareholder of a subsidiary of PCCW and the change in the estimated fair value of our unsettled obligation under the share option agreement with the minority shareholder, as more fully described in note 38(b) to our consolidated financial statements.;
  gain on termination of interest rate swap contracts of HK$332 million in 2002 and nil in 2001; and
  dividend income of nil for 2002 and HK$125 million in 2001, representing 60% share of profit of our wireless communications business before February 1, 2001, when RWC was formed; from the date of our acquisition of HKT, we reflected a 60% interest in our wireless communications business at our cost, in anticipation of the disposal of this interest as part of our strategic alliance with Telstra.

__________________
2 Adjusted EBITDA and EBITDA margin are defined/reconciled to GAAP measures in Appendix A of this section.

      Provision for Impairment Losses

Provision for impairment losses increased to HK$534 million in 2002 from HK$91 million in 2001. This increase was primarily due to the higher provision made for certain fixed assets and intangible assets including the provisions for the remaining portion of the goodwill relating to the Internet Services business and for Powerb@se, our Internet data centers infrastructure in Hong Kong.

      Restructuring Costs

During 2002, we subcontracted a significant portion of our network maintenance function to 17 newly-established companies owned by staff previously employed by us. Approximately 1,600 former employees joined these subcontracting companies in November 2002 and approximately 3,000 of our employees joined a new wholly-owned subsidiary, Cascade, on January 1, 2003. In addition, we reset staff levels in order to increase efficiency during the year. Restructuring costs mainly represent the ex-gratia payments, curtailment loss on retirement scheme, Cascade incentive bonus and payment in lieu of notice for the above exercises.

      Profit from Operations

We recorded a profit from operations of HK$4,380 million in 2002 compared to HK$5,450 million in 2001.

      Finance Costs

Finance costs decreased 35% to HK$1,997 million in 2002 from HK$3,056 million in 2001. This decrease was mainly attributable to the 16% decrease in our net debt3, the decline in interest rates, and the decrease in amortization of arrangement fees in 2002 as compared to 2001. Average cost of debt, calculated as total interest, including finance fees, over average debt outstanding, decreased to 5% in fiscal 2002 from 6.6% in 2001. The general interest rate reduction also led to a decrease in interest income on bank deposits.

      Share of Results of Jointly Controlled Companies

Share of results of jointly controlled companies increased to HK$550 million in 2002 from HK$523 million in 2001. This comprises our 50% share of profit from Reach, the 50:50 venture with Telstra, of HK$738 million in 2002 compared to HK$706 million for the 11-month period from February 1 to December 31, 2001, net of our share of losses of other jointly controlled companies for the year.

      Share of Results of Associates

Share of results of associates increased to HK$281 million in 2002 from HK$158 million in 2001 due to our 40% share of profit from RWC, HK$137 million for the period from January 1, 2002 to the date of its disposal on June 28, 2002 compared to HK$289 million for the eleven-month period from February 1, 2001 to December 31, 2001, and our share of profit of HK$301 million in 2002 compared to HK$62 million in 2001 from Great Eastern Telecommunications Limited, the company jointly owned by us and Cable and Wireless plc, which holds shares in MobileOne, net of our share of losses of other associates.

      Share of Results of Unconsolidated Subsidiaries

We had no unconsolidated subsidiaries in 2002. Share of results of unconsolidated subsidiaries was HK$152 million in 2001, which included 40% share of profit from RWC’s wireless communications business of HK$24 million and our 100% share of profit from our international telecommunications network backbone business for the month of January 2001 of HK$128 million, prior to the formation of the ventures with Telstra.

      Taxation

Our tax charge decreased by 29% to HK$1,406 million in 2002 from HK$1,982 million in 2001. This decrease was primarily due to a retrospective restatement of the taxation balance for 2001 to take into account the change in

_____________ [3] Net debt is defined/reconciled to GAAP measures in Appendix A of this section.

the accounting standard on income taxes as a result of the adoption of SSAP 12, “Income Taxes”, issued by the Hong Kong Society of Accountants with effect from January 1, 2002.

Our effective tax rate was 44% for the year ended December 31, 2002, excluding the impairment loss for goodwill attributable to our interest in Reach and net losses on disposal of our interests in RWC and MobileOne. Under the current tax system in Hong Kong, we do not enjoy any group relief on losses. Furthermore, our financing costs, to the extent that they are attributable to the acquisition of HKT and other companies, are not tax deductible. Excluding these factors, the profitable companies in our group have an effective tax rate which is approximately the statutory tax rate of 16%. We do not believe there is tax inefficiency in those companies but will continue to review and minimize our tax costs, subject to the constraints of the existing Hong Kong tax rules.

      Loss for the Year Attributable to Shareholders

Loss for the year was HK$7,762 million in 2002 and restated net profit of HK$1,343 million in 2001, largely attributable to an impairment loss recognized for the goodwill in relation to our investment in Reach, amounting to approximately HK$8,263 million. In addition, upon disposal of our 40% interest in RWC, an accounting loss of approximately HK$1,771 million was also recognized. These accounting losses are mainly a result of the inclusion of goodwill previously eliminated against reserves in the current year’s impairment provision and in the cost of disposal. The accounting treatment has no impact on our cash flows, turnover, profit from operations or adjusted EBITDA.

Profit attributable to shareholders for the year ended December 31, 2001 was restated as a result of the retrospective restatement of prior year’s taxation balance on adoption of SSAP 12, issued by the Hong Kong Society of Accountants with effect from January 1, 2002.

      Highlights of Telstra Alliance

      Reach

Eleven months from February 1 to
	Year ended December 31, 2002			December 31, 2001

		US$	US$	HK$	US$	US$
	HK$ million(1)	million(1)	million(2)	million(1)	million(1)	million(2)
	(HK GAAP)	(HK GAAP)	(US GAAP)	(HK GAAP)	(HK GAAP)	(US GAAP)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Turnover	9,854	1,263	1,263	9,978	1,279	1,279

PCCW’s 50% share of profit before tax	738	95	NA	706	91	NA

_____________________
(1)	Amounts prepared in accordance with HK GAAP
(2)	Amounts prepared in accordance with US GAAP.

In February 2001, we formed Reach, a 50:50 venture with Telstra, which merged the respective international infrastructure assets of both shareholders. Reach provides wholesale voice, data and Internet connectivity services in the Asia-Pacific region. We contributed the international wholesale business to Reach at cost.

For the year ended December 31, 2002, in difficult market conditions, Reach generated total turnover of HK$9,854 million compared to HK$9,978 million for the 11 months from February 1, 2001 to December 31, 2001. Our 50% share of profit before tax for the year ended December 31, 2002 was HK$738 million compared to HK$706 million for the 11-month period ended December 31, 2001.

We have historically been a substantial acquirer of cross-border connectivity services supplied by Reach, and expect to continue to require these services to support our domestic business.

In view of the continuing difficult and volatile trading conditions in which Reach operates, we announced on February 20, 2003 that we had performed a preliminary review of Reach in accordance with the requirements of

SSAP 31 - “Impairment of assets” to ascertain whether there had been an impairment in the total investment cost in Reach.

An analysis of our total investment cost in Reach at December 31, 2002 is as follows:

			Total
	Book Carrying		Investment
HK$ million	Value	Goodwill(1)	Cost

Balances as at December 31, 2002, as previously announced
on February 20, 2003	3,964	8,263	12,227
Adjustments to goodwill arising from adoption of new
accounting standards for deferred taxation	(349)	315	(34)

Balances, as restated	3,615	8,578	12,193
Impairment loss for goodwill attributable to the interest in
Reach	–	(8,263)	(8,263)

Balances as at December 31, 2002	3,615	315	3,930

__________________
(1)	Interpretation 13 issued by the Hong Kong Society of Accountants in 2001 requires that the balance of goodwill previously charged against the reserve account of our balance sheet as a result of our acquisition of HKT and its subsidiaries, and not previously realized or charged to the income statement through provision for impairment be subject to impairment review.

Based on the results of this review, we believe that an impairment loss of HK$8,263 million should be recognized for the goodwill attributable to our investment in Reach and such amount is included in the consolidated loss attributable to shareholders for the year ended December 31, 2002.

The impairment loss on our investment in Reach has no impact on our turnover, profit from operations, adjusted EBITDA or cash flow and will not result in any non-compliance with respect our debt covenants. In addition, the recognition of an impairment loss on goodwill does not result in an increase in the shareholders’ deficit as at December 31, 2002.

Our decision in relation to the provision was made after consideration of the difficult and volatile trading conditions in the undersea and long-haul telecommunications sectors. We will continue to review both Reach’s business development and financial performance.

On April 15, 2003, Reach and one of its subsidiaries, the borrower, entered into an agreement with its lenders to amend the terms of its existing US$1.5 billion syndicated term loan facility. See “— Overview — Development of Reach.”

      RWC

RWC, previously 40% owned by us, generated turnover of HK$2,120 million for the six months ended June 30, 2002. On June 28, 2002, we sold our 40% equity interest in RWC to Telstra for a total net consideration of HK$4,792 million. See “— Overview — Sale of Our Equity Interest in RWC.”

      Consolidated Results for Year ended December 31, 2001 Compared To Year ended December 31, 2000

      Basis of Presentation

Turnover by segment for 2000 and 2001 has been restated to conform to the restructured classification of our segments in 2002.

Turnover. Total turnover increased to HK$21,959 million in 2001 from HK$7,291 million in 2000, primarily due to the inclusion of twelve months results of HKT in our audited consolidated results for 2001, compared with the inclusion of the results of HKT for only the period from August 17, 2000 to December 31, 2000 in our audited consolidated results for 2000. The turnover in our TSS segment increased to HK$19,827 million in 2001 from HK$6,839 million in 2000. The turnover in our Business eSolutions segment increased to HK$1,936 million in 2001 from HK$357 million in 2000. The turnover in our Infrastructure segment increased to HK$1,368 million in

2001 from HK$459 million in 2000. The turnover for Infrastructure in 2001 included one-off turnover of HK$922 million recorded for infrastructure works completed for the Cyberport and the sale of certain properties in mainland China. The turnover in the rest of our business, including our overseas investments and Cyberworks Ventures’ investments, increased to HK$468 million from HK$179 million.

Cost of Sales. Total cost of sales increased to HK$6,855 million in 2001 from HK$2,228 million in 2000, primarily as a result of the inclusion of twelve months results of HKT in our audited consolidated results for 2001, compared with the inclusion of HKT for only the period from August 17, 2000 to December 31, 2000 in our audited consolidated results for 2000.

General and Administrative Expenses. Total general and administrative expenses increased to HK$10,369 million in 2001 from HK$4,845 million in 2000, primarily as a result of the inclusion of twelve months results of HKT in our audited consolidated results for 2001, compared with the inclusion of HKT for only the period from August 17, 2000 to December 31, 2000 in our audited consolidated results for 2000.

Operating Profit Before Net Gains/(Losses) on Investments and Provisions for Impairment Losses. Operating profit before net gains/(losses) on investments and provisions for impairment losses increased to HK$4,774 million in 2001 from HK$520 million in 2000, primarily due to the inclusion of twelve months results of HKT and its subsidiaries in our audited consolidated results for 2001, compared with their inclusion for only the period from August 17, 2000 to December 31, 2000 in our audited consolidated results for 2000.

Net Gain/(Loss) On Investments. We had a net gain on investments of HK$767 million in 2001 compared to a net loss of HK$4,887 million in 2000.

In 2001, our net gain on investments reflected the following:

  net unrealized losses on investments of HK$194 million in 2001;
  net realized gains from disposal of investments in subsidiaries, investment securities and other investments of HK$261 million in 2001;
  a provision for investments of HK$263 million in 2001;
  one-off dividend income of HK$125 million, representing 60% share of profit of our wireless communications business before February 1, 2001, when RWC was formed; from the date of our acquisition of HKT, we reflected a 60% interest in our wireless communications business at our cost, in anticipation of the disposal of this interest as part of our strategic alliance with Telstra;
  income of HK$361 million from amortization of premium received from equity options for 2001; and
  release of provision for an onerous contract of HK$477 million, which amount has been recognized in our income for 2001 as a gain on investments due to the exercise of options by a minority shareholder of a subsidiary of PCCW and the change in the estimated fair value of our unsettled obligation under the share option agreement with the minority shareholder, as more fully described in note 38(b) to our consolidated financial statements.

In 2000, our net loss on investments of HK$4,887 million included a substantial provision, amounting to HK$3,911 million, for a decline in the value of certain investments of CyberWorks Ventures that we believe was other than temporary. In addition, we recognized unrealized losses of approximately HK$1,076 million in respect of other investments which were marked-to-market at the end of 2000. Other net realized gains from disposals of investments amounted to approximately HK$231 million.

Provisions for Impairment Losses. Provisions for impairment losses declined to HK$91 million in 2001 from HK$122,702 million in 2000, as restated for a change in accounting principle from our previous reported impairment losses in 2000 of HK$312 million. In June 2001, the Hong Kong Society of Accountants, or HKSA, released Interpretation 13, “Goodwill—continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves”, that clarified that assessments of impairment of goodwill also apply to goodwill previously eliminated against reserves and which were not restated at the time of adoption of Statement of Standard Accounting Practice, or SSAP, 30, “Business Combinations” that became effective for adoption from January 1, 2001. As a result, we were required to record impairments in accordance with SSAP 31, “Impairment of Assets” and the transitional provisions of SSAP 30, in presenting our comparative financial results for 2000. These impairments primarily relate to the decline in recoverable amounts of goodwill under HKGAAP ascribed to our core telecommunications businesses. See note 38(b) to our consolidated financial statements.

Profit/(Loss) from Operations. We recorded a profit of HK$5,450 million in 2001 compared to a loss of HK$127,069 million in 2000, as restated for a change in accounting principle from our previously reported loss from operations in 2000 of HK$4,679 million.

Finance Costs. Finance costs increased 30% to HK$3,056 million in 2001 from HK$2,356 million in 2000. This increase is mainly attributable to the interest expenses incurred for the convertible bonds due 2005 and the convertible bond issued to Telstra in February 2001, and the increase in net interest expenses and bank fees relating to the term loan facility, partially offset by the decrease in net interest expense and bank fees relating to the bridge loan.

Share of Results of Jointly Controlled Companies. Share of results of jointly controlled companies increased to a profit of HK$523 million in 2001 from a loss of HK$100 million in 2000 due to our 50% share of profit of HK$706 million from Reach for the eleven-month period from February 1, 2001 to December 31, 2001, partially offset by losses of other jointly controlled companies for 2001.

Share of Results of Associates. Share of results of associates increased to a profit of HK$158 million in 2001 from a loss of HK$63 million in 2000 due to our 40% share of profit of HK$289 million from RWC for the eleven-month period from February 1, 2001 to December 31, 2001, partially offset by our share of losses of other associates.

Share of Results of Unconsolidated Subsidiaries. Share of results of unconsolidated subsidiaries decreased 81% to HK$152 million in 2001 from HK$790 million in 2000. This was primarily the result of the formation of Reach and RWC as jointly controlled and associated companies, respectively, in February 2001. We contributed certain portions of our business and assets, including our international telecommunications network backbone business and Hong Kong CSL Limited, our Hong Kong wireless communications business, to the formation of Reach and RWC. Prior to February 1, 2001, these portions were part of our unconsolidated subsidiaries in 2000 and 2001. Our share of profits of unconsolidated subsidiaries for 2001 includes our 40% share of profit of HK$24 million from Hong Kong CSL Limited and our 100% share of profit of HK$128 million from our international telecommunications network backbone business, in each case for the month of January 2001, prior to the formation of Reach and RWC.

Taxation. The statutory profits tax rate applicable to companies in Hong Kong during the years ended December 31, 2000 and 2001 was 16%. Our tax charge for 2001 and 2000 were HK$1,982 million and HK$554 million, respectively, as restated retrospectively to take into account the change in the accounting standard on income taxes as a result of the adoption of revised SSAP12, “Income Taxes,” issued by the Hong Kong Society of Accountants, with effect from January 1, 2002. Our effective tax rate was approximately 61% in 2001. Under the current tax system in Hong Kong, we do not enjoy any group relief on losses. Further, our interest expenses, to the extent that they are attributable to the acquisition of HKT and other companies, are not tax deductible.

Profit/(Loss) for the Year Attributable to Shareholders. Profit for the year was HK$1,343 million in 2001, compared to a loss of HK$129,329 million in 2000, as restated for changes in accounting standards from our previously reported loss in 2000 of HK$6,907 million and in 2001 of HK$129,297 million. The significant loss in 2000 was primarily due to the inclusion of the results of HKT for only the period from August 17, 2000 to December 31, 2000 and the prior year adjustments resulting from the adoption of new accounting standards in relation to goodwill impairment.

Consolidated Results for Year ended December 31, 2001 Compared to Unaudited Pro Forma Financial Data for Year ended December 31, 2000

Basis of Presentation

Below are our audited consolidated results for the year ended December 31, 2001 and unaudited pro forma financial data for the year ended December 31, 2000. These unaudited pro forma financial data were prepared on a HK GAAP basis and are based on the historical combined results of PCCW and HKT for the period from January 1, 2000 to December 31, 2000, giving effect to the acquisition by PCCW of HKT as if the acquisition occurred on January 1, 2000. The unaudited pro forma financial data for the year 2000:

  excluded from consolidated turnover and profit/(loss) from operations the international telecommunications network backbone business and wireless communications business of HKT, which businesses became part of Reach and RWC, the two business ventures with Telstra formed in February 2001; and
  included results on an unconsolidated basis for the international telecommunications network backbone business and wireless communications business of PCCW before they became part of Reach and RWC; our interests in Reach and RWC have since February 2001 been reflected as components of our investments in our jointly controlled companies and associates, respectively.

We accounted for our investment in HKT’s international telecommunications network backbone business under HK GAAP using the equity method of accounting, reflecting 100% of our interest in the HKT subsidiaries operating this business for 2000 and up to the date of formation of Reach in February 2001. Upon the formation of Reach in February 2001, we began to account for our 50% interest in Reach under the equity method of accounting. The 60% interest in HKT’s Hong Kong wireless communications business purchased by Telstra in February 2001 was accounted for using the cost method of accounting until its disposal in February 2001. The remaining 40% interest retained by us was accounted for using the equity method of accounting. Our actual audited consolidated results reflected this accounting from August 17, 2000. The unaudited pro forma financial data reflected this accounting from January 1, 2000.

These unaudited pro forma financial data did not purport to be indicative of what the operating results for 2000 would have been had the acquisition of HKT occurred on January 1, 2000, nor were they necessarily indicative of our future operating results or financial position.

Transactions between different business units are recorded at arms’ length and in accordance with applicable regulatory requirements.

			Pro Forma
			(unaudited)
(in accordance with HK GAAP)	Actual		(3)

				Increase/
	Year ended December 31,			(Decrease)(2)	% Change

	2001	2000	2000

	(restated)
	HK$ millions)
Turnover	21,959	7,291	20,686	1,273	6
Operating profit before net gains/(losses) on
investments and provisions for impairment losses	4,774	520	3,822	952	25
Gains / (Losses) on investments, net	767	(4,887)	(4,891)	5,658	N/A
Provisions for impairment losses	(91)	(122,702)	(123,030)	122,939	99

Profit / (Loss) from operations	5,450	(127,069)	(124,099)	129,549	N/A
Finance costs, net(1)	(3,056)	(2,356)	(5,196)	2,140	41
Share of results of jointly controlled companies	523	(100)	-	523	N/A
Share of results of associates	158	(63)	86	72	84
Share of results of unconsolidated subsidiaries	152	790	2,754	(2,602)	(94)

Profit / (Loss) before taxation	3,227	(128,798)	(126,455)	129,682	N/A

			Pro Forma (unaudited)(3)

(in accordance with HK GAAP)	Actual

				Increase/ (Decrease)(2)
	Year ended December 31,				% Change

	2001	2000	2000

	(restated)
	(HK$ millions)
Taxation, as previously stated	(1,433)	(522)	(1,615)	182	11
Prior period adjustment arising from adoption of new
accounting standard for deferred taxation	(549)	(32)	(13)	(536)	(4,123)
Taxation, as restated	(1,982)	(554)	(1,628)	(354)	(22)
Profit / (Loss) after taxation	1,245	(129,352)	(128,083)	129,328	N/A
Minority interests	98	23	23	75	326

Profit / (Loss) for the year attributable to shareholders	1,343	(129,329)	(128,060)	129,403	N/A

_________________
(1)	Assuming that a bridge loan of HK$88,000 million was drawn on January 1, 2000 for satisfying the cash portion of the purchase consideration in acquiring HKT, the unaudited pro forma financial data reflect additional interest expense of approximately HK$4,000 million for 2000.
(2)	Sets forth the increase or decrease, for the items specified, in our audited consolidated results for the year ended December 31, 2001 as compared to unaudited pro forma financial data for the year ended December 31, 2000.
(3)	Unaudited pro forma financials are defined/reconciled to GAAP measures in Appendix A of this section.

The discussion that follows compares our audited consolidated results for the year ended December 31, 2001 with unaudited consolidated pro forma financial data for the year ended December 31, 2000.

Turnover

Total turnover increased by 6% to HK$21,959 million in 2001 from HK$20,686 million in 2000. This was primarily due to:

  A one-off turnover from infrastructure work completed for Cyberport and from the sale of certain properties in mainland China;

  An increase in exchange line tariff in January 2001;

  An increase in demand for local data services including wholesale broadband services;

  An increase in turnover from our eSolutions information technology projects and from our facility management and professional managed services; and

  An increase in the number of our retail broadband customers;

and was partially offset by:

  a decrease in the total number of exchange lines in service;

  a decrease in turnover from international telecommunications services; and

  a reduction of the interconnection rate fee for local telephony services.

TSS. During the year ended December 31, 2001, TSS continued to redirect its business investments and operations in response to the increasing competition in Hong Kong’s telecommunications market as well as rapidly changing technology. In anticipation of significant changes in the operating environment, TSS continued to reduce reliance on retail IDD services and focused on growth through investments in value-added services, data transmission services and broadband access lines services. We also implemented efficiency improvements and improved marketing efforts to reduce costs and enhance customer service with a view to differentiating ourselves from its competitors.

The mix of sources of TSS turnover changed during 2001, particularly as data services grew and became a greater portion of the portfolio. International services continued to decline in absolute terms due to continuing liberalization and aggressive price competition from other international players. A major part of this decline was driven by IDD, which was historically a significant source of turnover for us.

Local Telephony Services. Residential exchange line tariff increased from HK$90.00 per month to HK$110.00 per month and business exchange line tariff increased from HK$108.80 per month to HK$128.80 per month on January 22, 2001. Interconnection fee was reduced due to a rate reduction as determined by OFTA in October 2001.

The total number of direct exchange lines decreased to 3,489,000 in 2001 from 3,703,000 in 2000, a decrease of 6%, representing a total overall market share, including business and residential exchange lines, of approximately 89%. The number of business exchange lines in service, decreased to 1,470,000 in 2001 from 1,545,000 in 2000. The number of residential exchange lines decreased to 2,019,000 in 2001 from 2,158,000 in 2000. We believe that the decline in the number of direct exchange lines was the result of a number of factors, including a tariff increase in January 2001, competition from other fixed line operators and the substitution of broadband access lines and wireless telecommunications services, as well as a general softening in the Hong Kong economy.

Local Data Services. Demand for local area and wide area corporate networks and for high speed, high volume data transmissions from mobile telephone operators and Internet service providers increased in 2001 as compared to 2000. Local data bandwidth sold increased by 63% from 86 Gigabits per second, or Gbps, in 2000, to 140 Gbps in 2001. The number of wholesale broadband access lines leased increased 43%, to 402,000 at end of 2001 from 282,000 at end of 2000 due to increased demand for high-speed Internet access.

The number of our broadband Internet access customers grew 60% to 311,000 in 2001 from 194,000 in 2000. We restructured our consumer sales channel during 2001 and a more focused and effective marketing effort helped improve sales performance. Our total Internet access customer base grew to 631,000, including 320,000 narrowband access customers, in 2001 from 626,000 in 2000.

International Telecommunications Services. Price competition in the retail IDD market continued to be intense generally and on mainland China routes since January 2001.

In connection with the formation of Reach in February 2001, Reach assumed responsibility for certain wholesale international telecommunications services and the associated turnover.

Other Services. Turnover from other services in 2001 included the newly acquired business, Telecommunications Technology Investments Limited (now known as BtN Access Limited), or TTIL, a leading satellite-based network communication solutions provider in Asia, and turnover from contact centers.

Business eSolutions. We continued the expansion of our eSolutions client portfolio in 2001, focusing on the four business sectors, namely, public, finance, communications and enterprise. Turnover from eSolutions information technology projects increased primarily due to contracts executed in 2001, including implementation of a Derivatives Clearing and Settlement System host end system platform for Hong Kong Exchanges and Clearing Limited, development of an integrated call center for the HKSAR Efficiency Unit, development of a wireless local area network for the Hong Kong Airport Authority, and network design and implementation for a leading Japanese multimedia conglomerate.

The number of customers for our high speed business broadband and leased line access services increased to 36,400 at December 31, 2001 from 23,300 at December 31, 2000.

Demand for facilities management services and professional managed services including mission critical solutions and disaster recovery services following the events in the U.S. of September 11, 2001 increased. In June 2000, we launched premium services under the Powerb@se brand, a purpose-built data center in Quarry Bay, Hong Kong. Our Internet Data Centers had established a base of more than 800 customers at December 31, 2001, including major corporate and public sector institutions as compared to 210 customers at December 31, 2000.

Infrastructure

Despite a softening in the Hong Kong real estate market in recent years, rental turnover from investment properties leased to third parties remained fairly stable in 2001. These included turnover from office space leased Pacific Century Place Beijing and our headquarters building at PCCW Tower in Hong Kong.

One-off turnover of HK$922 million in 2001 included infrastructure works completed for the Cyberport and turnover recorded from the sale of certain properties in mainland China.

     Others

PCCW Japan continued to focus in 2001 on development and delivery of next-generation games and targeted content across multiple distribution platforms.

The CyberWorks Ventures unit is self-funded using realized gains from existing investments. Certain non-core or non-performing businesses were closed or divested during 2001.

The table below sets forth unaudited financial data with respect to turnover and the other line items that were included in a determination of operating profit before net gains/(losses) on investments and provisions for impairment losses, for the years ended December 31, 2001 and 2000.

	For the year ended December 31,

	2001 (HK$ millions)	Pro Forma(1) 2000 (HK$ millions)	Increase/ (Decrease)

	(unaudited)	(unaudited)

Turnover	21,959	20,686	1,273
Cost of sales	(6,855)	(6,326)	(529)
General and administrative expenses	(10,369)	(10,819)	450
Other income	39	281	(242)

Operating profit before net gains/(losses) on investments
and provisions for impairment losses	4,774	3,822	952

____________
(1)   Unaudited pro forma financials are defined/reconciled to GAAP measures in Appendix A of this section.

Cost of Sales

Our overall gross margin declined slightly in 2001 as compared to 2000 on a pro forma basis. The increasing costs were roughly in line with the higher turnover generated from Internet access business and eSolutions information technology projects services, offset by the decline in wholesale international voice and data disbursements. Total costs in 2001 also included one-off items such as cost of property sold and cost of infrastructure work completed for the Cyberport for which no comparable amounts are included in the unaudited pro forma financial data for 2000.

General and Administrative Expenses

The principal components of general and administrative expenses include staff compensation expense and other general and administrative expenses, such as, repair and maintenance costs, rent, rates and utilities, publicity and promotion and professional and consultancy fees, and depreciation and amortization charges.

The table below sets forth unaudited financial data for general and administrative expenses for 2001 and 2000.

	For the year ended December 31,

		Pro Forma(1)
		2000
	2001	(HK$	Increase/
	(HK$ millions	millions)	(Decrease)

	(unaudited)	(unaudited)

Staff compensation expense	4,522	4,345	4%
Other general and administrative expenses	3,186	4,114	(23)%

General and administrative expenses before depreciation
and amortization	7,708	8,459	(9)%
Depreciation and amortization	2,563	2,360	9%
Loss on disposal of fixed assets	63	-	100%
Others	35	-	100%

General and administrative expenses	10,369	10,819	(4)%

____________
(1)   Unaudited pro forma financials are defined/reconciled to GAAP measures in Appendix A of this section.

Total general and administrative expenses decreased by 4% to HK$10,369 million in 2001 from HK$10,819 million in 2000. We continued to focus on enhancing organizational effectiveness and implemented a number of measures to improve cost efficiency during 2001. This resulted in substantial savings in staff compensation expense and other components in the general and administrative expenses in 2001.

Staff compensation expense increased by approximately 4% to HK$4,522 million in 2001 from HK$4,345 million in 2000. Various redundancy exercises were implemented during the year involving a total of nearly 1,000 positions. A one-off charge of approximately HK$110 million was incurred during the year. Staff compensation expense also increased due to new businesses and high-growth units. This was partially offset by natural attrition across the group. At December 31, 2001, PCCW had approximately 14,000 employees. In February 2001, approximately 2,000 staff were transferred into Reach and RWC.

Operating Profit before net gains on investments and provisions for impairment losses

Our operating profit before net gains on investments and provisions for impairment losses increased by 25% to HK$4,774 million in 2001 from HK$3,822 million in 2000. The significant increase was primarily due to higher turnover and lower operating costs in 2001 as compared to 2000.

Net Gains/(Losses) On Investments

We had a net gain on investments of HK$767 million in 2001, as compared to a net loss of HK$4,891 million in 2000.

In 2001, our net gain on investments reflected the following:

  net unrealized losses on investments of HK$194 million in 2001;

  net realized gains from disposal of investments in subsidiaries investment securities and other investments of HK$261 million in 2001;

  a provision for other than temporary decline in value of investment securities of HK$263 million in 2001;

  one-off dividend income of HK$125 million, representing 60% share of profit of our wireless communications business before February 1, 2001, when RWC was formed;

  income of HK$361 million from amortization of premium received from equity options for 2001; and

  release of provision for an onerous contract of HK$477 million, which amount has been recognised in our income for 2001 as a gain on investments due to the exercise of options by a minority shareholder of a subsidiary of PCCW and the change in the estimated fair value of our unsettled obligation under the share option agreement with the minority shareholder, as more fully described in note 38(b) to our consolidated financial statements.

In 2000, our net loss on investments of HK$4,891 million included a substantial provision, amounting to HK$3,911 million, for a decline in the value of certain investments of CyberWorks Ventures that we believe was other than temporary.

Provisions for Impairment Losses

Provisions for impairment losses decreased significantly to HK$91 million in 2001 from HK$123,030 million in 2000, due primarily to the recording of goodwill impairment losses in 2000 resulting from the adoption of new accounting standards in Hong Kong. See note 38(b) to our consolidated financial statements.

Profit/(Loss) from Operations

We had a profit from operations of HK$5,450 million in 2001, as compared to a loss of HK$124,099 million in 2000.

Share of Results of Jointly Controlled Companies

Share of results of jointly controlled companies for 2001 increased to HK$523 million from nil in 2000 due to our 50% share of profit of HK$706 million from Reach for the eleven-month period from February 1, 2001 to December 31, 2001, partially offset by our share of losses of other jointly controlled companies for 2001.

Share of Results of Associates

Share of results of associates increased to HK$158 million in 2001 from HK$86 million in 2000 due to our 40% share of profit of HK$289 million from RWC, the mobile venture with Telstra, for the eleven-month period from February 1, 2001 to December 31, 2001, partially offset by our share of losses of other associates for 2001.

Share of Results of Unconsolidated Subsidiaries

Share of results of unconsolidated subsidiaries decreased to HK$152 million in 2001 from HK$2,754 million in 2000. We have accounted for our investment in HKT’s international telecommunications network backbone business under HK GAAP using the equity method of accounting, reflecting 100% of our interest in the HKT subsidiaries operating this business. Upon the formation of Reach in February 2001, we began to account for our 50% interest in Reach under the equity method of accounting. The 60% interest in HKT’s Hong Kong wireless communications business purchased by Telstra in February 2001 has been accounted for using the cost method of accounting from August 17, 2000 until its disposal in February 2001. The remaining 40% interest retained by us was accounted for using the equity method of accounting. The pro forma financial data reflects this accounting from January 1, 2000.

Profit/(loss) for the Year Attributable to Shareholders

For the reasons set forth above, and prior year adjustments resulting from the adoption of new accounting standards in Hong Kong, profit for the year was HK$1,343 million in 2001, compared to a loss of HK$128,060 million in 2000.

Liquidity and Capital Resources

The following table presents a summary of significant cash flows for the years ended December 31, 2000, 2001 and 2002.

	For the year ended December 31,

	2002	2001	2000

(in accordance with HK GAAP)	(HK$ millions)

Net cash inflow from operating activities	3,917	5,716	3,754
Net cash (outflow)/inflow from investing activities	(812)	19,019	(77,945)
Net cash (outflow)/inflow from financing activities	(2,719)	(30,882)	84,030
Capital expenditure(1)	1,611	2,415	1,951
________
(1) This measure is defined/reconciled to GAAP measures in Appendix A of this section.

Net cash inflow from operating activities decreased to HK$3,917 million in 2002 from HK$5,716 million in 2001. The decrease in net cash inflow from operating activities is primarily due to:

  an increase in investment in the Cyberport project of HK$2,204 million in 2002 from HK$1,260 million in 2001;

  a decline in interest received to HK$82 million in 2002 from HK$549 million received in 2001 reflecting lower interest rates in 2002; and

  an increase in accounts payable, provisions, accruals, other payables and deferred income of HK$1,067 million in 2001, as compared to HK$159 million in 2002.

This was partially offset by an increase in amount due from jointly controlled companies and associates of HK$1,238 million for 2001 as compared to nil for 2002.

Our net cash inflow from operating activities increased to HK$5,716 million in 2001 from HK$3,754 million in 2000. This increase is primarily attributable to an increase in operating profit before changes in working capital to HK$7,530 million in 2001 from HK$1,589 in 2000, representing the positive effect on operating cash flows from HKT following our acquisition of HKT on August 17, 2000. This was partially offset by a decline in interest received to HK$549 million in 2001 from HK$1,070 million received in 2000 due to the use of our cash to acquire HKT in August 2000 and lower interest rates in 2001.

We had a net cash outflow from investing activities of HK$812 million in 2002 as compared to a net cash inflow of HK$19,019 million in 2001. This change was primarily due to HK$21,696 million received in 2001 in connection with the formation of Reach and the disposition of our 60% interest in RWC.

Our net cash inflow from investing activities amounted to HK$19,019 million in 2001 as compared to a net cash outflow of HK$77,945 million in 2000. This change was primarily due to:

  the utilization in 2000 of approximately HK$85,311 million in cash, net of cash acquired, to complete the HKT acquisition; and

  a decrease in cash outflow for the purchase of investments and investments in jointly controlled companies and associates to HK$365 million in 2001, as compared to HK$4,037 million in 2000.

This was partially offset by HK$21,696 million received in 2001 in connection with the formation of Reach and the disposition of our 60% interest in RWC as compared to HK$12,005 million of cash dividends received in 2000 from our unconsolidated subsidiary operating the HKT international telecommunications network backbone business.

Net cash outflow from financing activities decreased to HK$2,719 million in 2002 from HK$30,882 million in 2001. Our net cash flows from financing activities in 2002 were primarily affected by:

  borrowings under two term loan facilities of HK$5,000 million each we established in March and April 2002 respectively, which were used to repay a portion of the outstanding US$4,700 million (approximately HK$36,660 million) term loan facility established in 2001;

  net proceeds received from an issuance of the US$450 million (approximately HK$3,510 million) 1% Guaranteed Convertible Bonds;

  other borrowings totaling HK$1,914 million;

  the repayment in 2002 of a portion of the US$4,700 million (approximately HK$36,660 million) term loan facility established in 2001 totaling HK$16,449 million; and

  the repayment of other loans totaling HK$1,183 million.

Net cash outflow from financing activities amounted to HK$30,882 million in 2001 as compared to a net cash inflow of HK$84,030 million in 2000. Our net cash flows from financing activities in 2001 were primarily affected by:

  the repayment in 2001 of the remaining HK$59,706 million outstanding under the bridge loan we drew down in August 2000 to facilitate the acquisition of HKT, of which HK$32,160 million was repaid from internal resources and borrowings under the term loan facility we established in January 2001, HK$21,696 million was repaid from amounts received in connection with the formation of Reach and the disposition of an interest in RWC, and HK$5,850 million was repaid from the proceeds from an issuance of convertible bonds;

  borrowings of HK$36,241 million under a term loan facility we established in January 2001, of which HK$14,114 million was repaid using internal cash resources and proceeds from the issuance of notes due 2011;

  other borrowings totaling HK$9,636 million including the Yen 30,000 million guaranteed notes and the US$1,000 million guaranteed notes issued by two of our indirect wholly-owned subsidiaries; and

  the repayment of other loans totaling HK$5,012 million.

Our net cash flows from financing activities in 2000 were primarily affected by:

  the drawdown from a bridge loan to facilitate the acquisition of HKT totaling HK$93,583 million, of which HK$10,483 million was repaid during 2000 from a portion of the proceeds of a rights offering and issuance of convertible bonds in 2000 and HK$23,397 million was repaid from internal resources;

  other borrowings totaling HK$9,317 million;

  net proceeds we received from a share rights issue totaling HK$11,615 million, a portion of which was used to repay the bridge loan;

  net proceeds we received from an issuance of convertible bonds in the principal amount of HK$4,101 million, a portion of which was used to repay the bridge loan; and

  the repayment of other loans totaling HK$6,003 million.

     Adjusted EBITDA

Adjusted EBITDA represents earnings before interest, taxation, depreciation, amortization, loss on disposal of fixed assets, net gains on investments, provision for impairment losses, restructuring costs, impairment loss for goodwill attributable to the interest in Reach, net losses on disposal of interest in RWC and MobileOne, other income and our share of results of associates, jointly controlled companies and unconsolidated subsidiaries. While adjusted EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with generally accepted accounting principles in Hong Kong, or HK GAAP, and should not be considered as representing net cash flows from operating activities. The computation of our adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBIDTA is reconciled to GAAP measures in Appendix A of this section.

Total adjusted EBITDA4 increased approximately 10% to HK$8,120 million in 2002 from HK$7,396 million in 2001. Total adjusted EBITDA4 margin increased to approximately 40% for 2002 as compared to 34% in 2001. The increase in adjusted EBITDA margin was primarily due to:

  cost savings from restructuring of Internet services business;

  reduction in wholesale international traffic disbursements;

  overall productivity improvements in operating costs;

  more cautious control on corporate overheads; and

  the significant reduction in one-off low margin Cyberport entrustment fees and property sales in 2002.

Debt Refinancing

At December 31, 2000, we had short-term borrowings of HK$64,935 million, which mainly comprised the outstanding portion of the US$12,000 million bridge-loan facility, and long-term loans of HK$9,587 million, which mainly comprised the US$1,100 million convertible bonds due 2005. By the end of December 2001, we had reduced short-term borrowings to HK$278 million from HK$64,935 million through a series of debt repayments and refinancing activities, which extended the average maturity of our debt and improved our overall financial position. Long-term borrowings increased to HK$47,875 million at December 31, 2001 from HK$9,587 million at December 31, 2000.

We have continued to deleverage by reducing gross long-term debt by approximately 14% to HK$41,366 million at December 31, 2002 from HK$47,875 million at December 31, 2001. Net debt5 decreased by 16% to HK$32,919 million at December 31, 2002 from HK$39,305 million at December 31, 2001.

Our existing major long-term borrowings include the following:

On December 5, 2000, PCCW Capital Limited, a wholly-owned subsidiary of PCCW, issued convertible bonds due 2005 in the principal amount of US$1,100 million (approximately HK$8,580 million). They are convertible into ordinary shares of PCCW at US$5.0415 per share subject to adjustments at any time on or after January 5, 2001 and up to November 21, 2005 and bear interest at 3.5% per annum, payable annually in arrears.

In January 2001, we arranged a term loan facility involving syndicated bank borrowings and in February 2001, we drew down US$4,700 million (approximately HK$36,660 million) under the term loan facility and completed our strategic alliance with Telstra. Amounts we received in connection with our strategic alliance with Telstra and the drawdown of the term loan facility were applied to repay the outstanding bridge loan we drew down in August 2000 and, in the case of the drawdown, to reserve additional funds for working capital purposes. Amounts outstanding under the term loan facility have been reduced significantly from US$4,700 million to approximately US$781 million at December 31, 2002 through various refinancings and use of internal cash resources. The outstanding balance was further reduced to approximately US$395 million subsequent to the end of 2002. See

_________________________
[4] Adjusted EBITDA and EBITDA margin are defined/reconciled to GAAP measures in Appendix A of this section.
[5] This measure is defined/reconciled to GAAP measures in Appendix A of this section below “—Liquidity and Capital Resources—Debt Refinancing—Summary of Certain Provisions of the 2001 Term Loan Facility”.

On February 7, 2001, PCCW issued convertible bonds due 2007 in the principal amount of US$750 million (approximately HK$5,850 million) to Telstra as part of our strategic alliance with Telstra. We redeemed these bonds on June 28, 2002 using the proceeds from the disposal of our remaining 40% interest in RWC to Telstra and the issue of a US$190 million (approximately HK$1,482 million) 5% mandatory convertible note due 2005. On April 15, 2003, we partially redeemed US$143 million (approximately HK$1,115 million) of the US$190 million convertible bonds and issued an amended 5% mandatory convertible note in the principal amount of approximately US$54 million (approximately HK$421 million) due 2005 to Telstra.

On October 26, 2001, Profit Century Finance Limited, an indirect wholly-owned subsidiary of PCCW, completed the placement of Yen 30,000 million (approximately US$250 million) 3.65% Guaranteed Notes due 2031. The Yen notes are redeemable at the option of Profit Century Finance Limited on any interest payment date falling on or after October 27, 2006. The Yen notes are unconditionally and irrevocably guaranteed by HKTC.

On November 15, 2001, PCCW-HKT Capital Limited, a wholly-owned subsidiary of HKTC, issued US$750 million 7.75% Guaranteed Notes due 2011. On November 26, 2001, PCCW-HKT Capital Limited issued a further US$250 million 7.75% Guaranteed Notes due 2011 which are fungible and consolidated to form a single series with the Guaranteed Notes issued on November 15, 2001. The notes due 2011 are unconditionally and irrevocably guaranteed by HKTC.

The interest rate payable on the notes due 2011 will be subject to adjustment from time to time if either Moody’s or S&P downgrades the rating ascribed to the senior unsecured debt of HKTC below Baal in the case of Moody’s, or below BBB in the case of S&P. In this event, the interest rate payable on the notes due 2011 will be increased by 0.25% per annum for each rating notch downgrade below the applicable level by each rating agency. In addition, if Moody’s or S&P subsequently increases the rating ascribed to the senior unsecured debt of HKTC, then the interest rate then payable on the notes due 2011 will be decreased by 0.25% per annum for each rating notch upgrade by each rating agency, but in no event will the interest rate be reduced to below the initial interest rate on the notes due 2011. There is no limit to the number of times the interest rate payable on the notes due 2011 can be adjusted prior to their maturity.

The interest rate payable on the notes due 2011 has been adjusted to 8.00% following Moody’s downgrade of the senior unsecured debt rating of HKTC to Baa2 from Baa1 in May 2003.

On December 21, 2001, Profit Century Finance No. 2 Limited, an indirect wholly-owned subsidiary of PCCW, arranged a HK$750 million term loan facility and HK$1,300 million standby letter of credit facilities. The HK$750 million term loan facility is repayable in 2008 and was drawn down in December 2002 to support our general working capital requirements. The standby letters of credit are used to support a RMB1,300 million loan facility we established on December 21, 2001. The RMB loan was granted to Beijing Jing Wei House and Land Estate Development Co., Ltd. for the financing and refinancing of the development of Pacific Century Place Beijing. The majority of the RMB loan was drawn down in 2002 and the remaining unutilised portion of RMB27.5 million is available for drawdown until June 30, 2003. The RMB loan is repayable over six years from 2003 to 2008.

On January 29, 2002, PCCW Capital No. 2 Limited, an indirect wholly-owned subsidiary of PCCW, issued US$450 million 1% Guaranteed Convertible Bonds due 2007, which are unconditionally and irrevocably guaranteed on a joint and several basis by PCCW and HKTC. The convertible bonds due 2007 are convertible, at the option of their holders, up to and including January 15, 2007 into ordinary shares of PCCW at an initial conversion price of HK$13.75 per share and with a fixed exchange rate on conversion of US$1.00 = HK$7.80.

On March 7, 2002, HKTC entered into an agreement for a six-year HK$5,000 million (approximately US$641 million) term loan facility, the proceeds of which were used to prepay part of the term loan facility we established in 2001. This loan is denominated in Hong Kong dollars and matures in March 2008. Interest is payable at HIBOR plus 0.55% per annum.

On April 17, 2002, HKTC entered into an agreement for a seven-year HK$5,000 million (approximately US$641 million) term loan facility, the proceeds of which were used to prepay part of the term loan facility we established in 2001. This loan is denominated in Hong Kong dollars and matures in April 2009. Interest is payable at HIBOR plus 0.65% per annum.

We completed two new financings in the first quarter of 2003. See below “Liquidity and Capital Resources – New Financings in 2003”.

The Yen notes, the notes due 2011, the convertible bonds due 2007 and the term loan facilities established in 2002 are rated “Baa2” by Moody’s (recently downgraded from “Baa1” on May 20, 2003) and “BBB” by S&P.

Summary of Certain Provisions of the 2001 Term Loan Facility

In February 2001, HKTC drew down US$4,700 million under a term loan facility established in January 2001 to repay a portion of the outstanding balance of the bridge loan we drew down in August 2000 and reserve additional funds for working capital purposes.

Loan Tranches. The lenders made the term loan facility available to HKTC in three tranches which are repayable in three to seven years. Each tranche is composed of two sub-tranches, a US dollar-denominated portion and a Hong Kong dollar-denominated portion. Amounts outstanding under tranche A and tranche B, which are repayable on February 6, 2004 and February 6, 2006, respectively, in the aggregate principal amount of US$3,800 million, were fully prepaid prior to their maturity. The principal amount outstanding under the tranche C facility was reduced from US$900 million to approximately US$781 million at December 31, 2002. This amount was further reduced to approximately US$395 million in March 2003.

Interest and Maturity. Interest on the tranche C facility, which matures on February 6, 2008, is calculated at HIBOR plus 1.55% per annum for the Hong Kong dollar-denominated portion and LIBOR plus 1.45% per annum for the US dollar-denominated portion. Such interest rates will be subject to adjustment in accordance with the term loan facility if the ratio of total debt to EBITDA, referred to below, exceeds a certain specified ratio.

Mandatory Prepayment. The term loan facility is subject to certain mandatory prepayment provisions. HKTC must apply 100% of the net proceeds, or fair market value less related costs in the case of non-cash consideration, received from the disposal of the core business assets of HKTC and its subsidiaries, to which we refer as the HKTC group. Similarly, HKTC must apply 50% of the net proceeds, or fair market value less related costs in the case of non-cash consideration received from the disposal of the non-core assets of the HKTC group. In addition, HKTC must apply 50% of the issue proceeds, less costs and related expenses, received from an initial public offering or other equity issuance if its total debt to EBITDA ratio is more than 3 to 1.

Any injection of assets by HKTC group into joint ventures which are not majority owned and controlled by HKTC will be subject to mandatory prepayment on the same basis as the disposals described above and any merger, consolidation, demerger or reconstruction of any member of the HKTC group will be deemed to be a disposal and therefore subject to mandatory prepayment unless the continuing entity is majority owned and controlled by HKTC.

Financial Covenants. HKTC must comply with the following covenants in respect of the relevant periods (described below) as long as the term loan facility remains outstanding. HKTC’s EBITDA to interest ratio must not be less than 2 to 1 for any relevant period ending on December 31, 2001 and in 2002 and 2003. For relevant periods ending in 2004 and thereafter, HKTC’s EBITDA to interest ratio must not be less than 2.5 to 1. A “relevant period” refers to the twelve-month period ending on December 31, 2001 and thereafter, each twelve-month period ending on March 31, and each twelve-month period ending on September 30.

HKTC’s total debt to EBITDA ratio must not exceed 5.5 to 1 for the relevant period ending on December 31, 2001, 5 to 1 for the relevant periods ending in 2002 and 2003, and 3.5 to 1 for the relevant periods ending in 2004 and thereafter. The next testing of these financial covenants will be carried out on August 1, 2003, and thereafter on February 1 and August 1 in any subsequent calendar year.

General Covenants. HKTC (and where applicable, the HKTC group) must also comply with certain other covenants. The HKTC group must comply with all laws to which it is subject other than those which would not have a material adverse effect. The HKTC group must not create or permit any encumbrance over its assets other than those specifically permitted by the term loan facility. The HKTC group must not sell, transfer or dispose of its assets other than stock in trade or inventory in the ordinary course of business or otherwise permitted under the term loan facility. Material changes to the nature of the HKTC group’s business, other than the undertaking of related businesses and by permitted disposals, are restricted. In addition, PCCW must at all times beneficially own directly or indirectly more than 50% of the issued ordinary voting shares of HKTC, and Li Tzar Kai, Richard must remain, directly or indirectly, the largest shareholder in PCCW and control the executive board of HKTC.

The term loan facility also restricts the HKTC group’s ability to incur further indebtedness. HKTC’s total outstanding indebtedness must not exceed US$5 billion and must not breach the financial covenants described above. The subsidiaries of HKTC may only incur indebtedness with the consent of the lenders, and where such permitted indebtedness of a subsidiary exceeds US$5 million, such subsidiary must issue a guarantee in favor of the lenders. The obligations of HKTC must at all times rank at least pari passu with all its other present and future unsecured and unsubordinated indebtedness.

HKTC is restricted in making payments to other PCCW companies outside the HKTC group other than (1) payment of the proceeds of the term loan facility for the benefit of Doncaster Group Limited for the purpose of repaying in full the outstanding portion of the bridge loan, which has already been repaid, (2) payment of the balance of the proceeds of the term loan facility to PCCW, which payment should not exceed the total commitment of the lenders under the term loan facility, (3) permitted dividends, and (4) payment of management fees in the ordinary course of business.

Dividends are only permitted under the term loan facility if they do not exceed (1) 35% of the net profit after tax for that period where the total debt to EBITDA ratio is more than 3.5 to 1, (2) 75% of the net profit after tax for that period where the ratio of total debt to EBITDA is greater than 2.5 to 1 but less than or equal to 3.5 to 1, and (3) 100% of the net profit after tax for that period where the ratio of total debt to EBITDA is less than or equal to 2.5 to 1 and HKTC has or will have (after payment of dividends) unencumbered cash reserves of not less than US$175 million. Any interest-free loan to PCCW made in lieu of a dividend must comply with the dividend payment test described above.

The HKTC group may not make any acquisitions or inject cash into joint ventures unless (1) they are made on an arm’s length basis and the target entity is majority-owned and controlled (directly or indirectly) by HKTC or (2) the aggregate consideration less related costs or the fair market value of assets to be acquired does not exceed US$150 million in 2001 and US$300 million at any time thereafter.

The amount of the HKTC group’s capital expenditure in any calendar year is limited by the term loan facility. The capital expenditure limits decrease over time from a maximum expenditure of HK$4,177,500,000 in 2001 to HK$2,878,500,000 in 2008. Capital expenditures not used in any given calendar year may be carried forward to the following calendar year, provided that the amount carried forward does not exceed HK$1,000,000,000.

In addition, HKTC must protect and maintain all licences (including the FTNS licence), authorizations, consents and approvals under all applicable telecommunications regulations (including the Telecommunications Ordinance) which are material for the conduct of its core business and must comply with all material conditions attaching to these licenses, authorizations, consents and approvals.

Events of Default. The term loan facility describes the events or circumstances that would constitute an event of default. They include non-payment of any amount payable under various agreements governing our other financings, failure to comply with the financial covenants enumerated above, as well as a breach of specific covenants.

The specific covenants that must be complied with include a negative pledge, limitations on disposals, the requirement of majority control of HKTC by PCCW, limitations on additional indebtedness, restrictions on payments and dividends, limitations on joint ventures and acquisitions, as well as mergers or a change of control by Li Tzar Kai, Richard.

Breach of other undertakings that are remediable and not remedied within 20 business days of receipt of notice requiring remedy or, if earlier, within 20 business days of HKTC becoming aware of such breach, will constitute an event of default.

An event of default will also occur if any member of the HKTC group becomes insolvent or subject to insolvency proceedings, creditors’ processes or distress. In addition, a suspension, threatened suspension or expropriation of the HKTC group’s business or assets will constitute an event of default. In addition, an event of default will occur if HKTC’s FTNS licence is revoked, suspended or made subject to such conditions as would have a material adverse effect.

An event of default will also occur if HKTC’s auditors qualify their report (other than with technical qualifications which are not material to the financial position of the HKTC group) to any audited financial statements so as to cast doubt on their accuracy in any material respect or on the ability of the HKTC group to continue as a going concern. In addition, an event of default will occur if any party to various agreements governing our other financings, (other than the lenders and their agents) rescinds or purports to rescind any such agreement in whole or in part where doing so would have a material adverse effect.

In addition, an event of default will occur if it becomes unlawful for HKTC to perform any of its material obligations under various agreements governing our other financings, and non-performance would have a material adverse effect, or if HKTC makes a material misrepresentation which is capable of being remedied and is not remedied within the applicable grace period. A material adverse change in the business, assets or financial condition of the HKTC group would also be an event of default. Any indebtedness of the HKTC group which in the aggregate exceeds US$25 million, and which is not paid on its due date, is declared due and payable before its maturity or is repayable on demand and is not repaid on demand, will also constitute an event of default.

Upon an event of default which is continuing, the facility agent may (and shall if so directed by the lenders whose participations in the term loan facility amount, in the aggregate, to more than 66 2/3% of the term loan facility) cancel the total commitments under the term loan facility, declare all or part of the loans immediately due and payable, or declare all or part of the loans due and payable on demand.

      New Financings in 2003

On January 24, 2003, PCCW Capital No. 3 Limited, an indirect wholly-owned subsidiary of PCCW, issued and sold by way of a private placement US$456 million 7.88% Guaranteed Notes due 2013 to raise funds for general corporate purposes. The notes are unconditionally and irrevocably guaranteed by PCCW.

On March 14, 2003, PCCW entered into a five-year term loan facility for HK$3,003 million (approximately US$385 million) on an unsecured basis. The loan is repayable in 2008. The proceeds will be used for general corporate purposes.

      Capital Resources

We expect that our principal liquidity requirements for 2003 will include our expected capital expenditures and cash to prepay indebtedness. We have historically funded, and expect to continue to fund, our liquidity requirements primarily through cash flow from operations and through the refinancing of existing indebtedness with long-term borrowings as opportunities to do so arise. Our ability to refinance existing indebtedness will depend upon market conditions, our ratings as a debtor and our future prospects. Other than as described in “—Off-Balance Sheet Arrangements,” we have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or capital expenditure.

As of December 31, 2002, we had HK$7,881 million in cash and cash equivalents. At December 31, 2002, we had committed unutilized working capital facilities totaling approximately HK$3,495 million.

As of December 31, 2002, we had an aggregate amount of HK$41,366 million outstanding in long-term liabilities under credit facilities and issuances of convertible and other debt securities, with contractual rates of interest ranging from 1% to 7.75% per annum.

Set forth below are the aggregate amounts, as of December 31, 2002, of our future cash payment obligations under our long-term borrowings.

2002
Long-Term Borrowings	(HK$ millions)

Repayable within a period
– not exceeding one year	79
– over one year, but not exceeding two years	123
– over two years, but not exceeding five years	406
– over five years	27,228

27,836

In addition to these long-term borrowings, we had outstanding as of December 31, 2002 convertible bonds with the principal amounts of US$1,100 million and US$190 million both maturing in 2005, and US$450 million maturing in 2007, respectively. On April 15, 2003, we partially redeemed US$143 million (approximately HK$1,115 million) of the US$190 million convertible bonds and issued an amended 5% mandatory convertible note in the principal amount of approximately US$54 million (approximately HK$421 million) due 2005 to Telstra.

At December 31, 2002, assets with an aggregate value of HK$4,357 million were pledged to secure loan facilities utilized by our subsidiaries. In addition, Cyber-Port Limited, our indirect wholly-owned subsidiary, was granted a standby letter of credit facility that was secured by a charge over bank deposits of approximately HK$720 million. Half of our interest in Reach was also used to secure the convertible bonds due 2005 issued to Telstra.

      Contingent Liabilities

As of December 31, 2002, we had contingent liabilities in the aggregate amount of HK$134 million. These included a performance guarantee in the amount of HK$74 million, a guarantee in lieu of cash deposit in the amount of HK$20 million and an advance payment guarantee in the amount of HK$14 million.

During 2000, our cash flows were significantly affected by our acquisition of HKT on August 17, 2000. As of December 31, 2000, we had a negative working capital 6 position totaling HK$40,161 million as compared to positive working capital6 of HK$5,067 million as of December 31, 1999. This negative position was significantly affected by HK$59,709 million due under the short-term bridge loan we drew down in August 2000 to finance a portion of the HKT acquisition. Subsequent to December 31, 2000, with amounts we received in connection with our strategic alliance with Telstra and borrowings under a syndicated term loan facility we established in January 2001, we repaid the bridge loan. During 2002 and the first quarter of 2003, we incurred additional long-term indebtedness to refinance a portion of the term loan facility we established in 2001 and for general corporate funding requirements.

      Contractual Obligations and Commercial Commitments

The following table summarizes contractual obligations as of December 31, 2002.

	Payments due by period

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	HK$ million	HK$ million	HK$ million	HK $ million	HK$ million

Long-term borrowings	27,836	79	241	288	27,228
Convertible bonds	13,609	-	10,099	3,510	-
Operating leases	663	223	231	86	123
Capital commitments	4,155	2,549	1,509	82	15

____________________
6 Working capital is defined/reconciled to GAAP measures in Appendix A of this section.

	Payments due by period

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Total contractual cash obligations	46,263	2,851	12,080	3,966	27,366

On October 13, 2000, HKTC entered into agreements with Reach Networks relating to the supply of domestic connectivity services in Hong Kong by HKTC to Reach Networks and international connectivity services between Hong Kong and other countries by Reach Networks to HKTC. Pursuant to the original terms of the agreement for international connectivity services, for the first five years of operation subsequent to the formation of Reach, HKTC was required to acquire 90%, 90%, 80%, 70% and 60% per annum, respectively, of its total annual purchases of international connectivity services, including international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from Reach Networks. The agreement for domestic connectivity services contemplates a reciprocal arrangement, whereby HKTC will provide local connectivity services to Reach Networks under similar terms and conditions. These agreements were subsequently amended on January 31, 2001 and further amended on April 15, 2003 such that we and Telstra have agreed to purchase 90% per annum of our and Telstra’s respective international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from Reach and its subsidiaries, or Reach Group until repayment of the amended US$1.5 billion syndicated term loan facility of Reach on December 31, 2010 or earlier, at rates benchmarked at least annually to prevailing market prices. See “Item 7B. Related Party Transactions”.

Our other commercial commitments, comprised entirely of guarantees, consisted of the following as of December 31, 2002:

	Amount of commitment expiration by period

	Total amounts
Other commercial commitments	committed	Less than 1 year	1-3 years	4-5 years	After 5 years

	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million

Guarantees	130	72	41	3	14

Capital Expenditure Commitments

Our capital expenditure7 of HK$1,611 million for the year ended December 31, 2002 consisted principally of investments in the local network to meet increased broadband demand, expansion of the core broadband network, IP-VPN technology, and technology for the delivery of new Internet services to businesses and consumers.

Our material commitments for capital expenditures as of December 31, 2002 were approximately HK$11,591 million. These commitments related primarily to the continuing construction of the Cyberport property project. Other commitments include planned property construction and additions to fixed assets, primarily in our telecommunications business.

As of December 2002, we had invested approximately HK$3,890 million in the Cyberport project in the form of equity contributions. Marketing and pre-sales for the first phase of the Residential Portion commenced in early 2003. The cash flow generated from residential pre-sales are being used to cover existing and part of the future development costs of the Cyberport project. We may have to provide additional funding if the project is not sufficiently funded by the proceeds of such pre-sales. The amount of funding we will be required to provide will depend on a variety of factors including, for example, the timing of pre-sales and sales of the residential units, the demand for and pricing of these units and overall costs of, and expenditures relating to, the Cyberport project.

_________________ 7 This measure is defined/reconciled to GAAP measures in Appendix A of this section.

Based on our working capital projection, which has taken into account our available banking and other borrowing facilities at December 31, 2002, we believe that we have adequate working capital to meet our current requirements.

Off-Balance Sheet Arrangements

In the normal course of business, we use interest rate swaps, cross currency swaps, forward rate agreements, forward contracts, interest rate options and other derivative contracts to manage our exposure to foreign exchange rate and interest rate fluctuations. These swaps, agreements, contracts and options are executed with creditworthy financial institutions, and all foreign currency contracts are denominated in currencies of major industrial countries. We also have outstanding equity option contracts, the notional amounts of which are not reflected in our balance sheet. Costs associated with entering into such contracts are not material to our financial results. We do not undertake any speculative derivative trading activities. See “—Market Risk”, Item 11. Quantitative and Qualitative Disclosures About Market Risk, and notes 2(bb), 33 and 43 to our consolidated financial statements.

Transactions with Related Parties

During the year, we had the following significant transactions with related companies:

	2002	2001	2000

	HK$ million	HK$ million	HK$ million

Convertible bond interest payable to Pacific Century
Group Holdings Limited	293	293	23
Telecommunication service fees, rental charges and
subcontracting charges from an associate and a
jointly controlled company	848	1,150	-
Purchase of telecommunications services from an
associate and a jointly controlled company	1,636	1,826	-

On October 13, 2000, HKTC entered into agreements with Reach Networks relating to the supply of domestic connectivity services between Hong Kong by HKTC to Reach Networks and international connectivity services between Hong Kong and other countries by Reach Networks to HKTC. Pursuant to the original terms of the agreement for international connectivity services, for the first five years of operation subsequent to the formation of Reach, HKTC was required to acquire 90%, 90%, 80%, 70% and 60% per annum, respectively, of its total annual purchases of international connectivity services, including international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from Reach Networks. The agreement for domestic connectivity services contemplates a reciprocal arrangement, whereby HKTC will provide local connectivity services to Reach Networks under similar terms and conditions. These agreements were subsequently amended on January 31, 2001 and further amended on April 15, 2003 such that we and Telstra have agreed to purchase 90% per annum of our and Telstra’s respective international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from Reach and its subsidiaries, or Reach Group until repayment of the amended US$1.5 billion syndicated term loan facility of Reach on December 31, 2010 or earlier, at rates benchmarked at least annually to prevailing market prices. Reach Networks similarly must acquire 90% per annum of its local connectivity services from HKTC under the amended agreement for domestic connectivity services, similarly extended for the same period. See “Item 7B. Related Party Transactions”.

In addition, we entered into one-year fixed price bulk purchase agreement for international connectivity services from January 1, 2002 to December 31, 2002 which committed us to aggregate purchase levels in 2002. Our commitments under these arrangements had regard to our future capacity needs and opportunities for growth as well as Reach’s minimum earnings requirements under its financing arrangements. Regulated services in Hong Kong were acquired in accordance with tariffs approved by the relevant regulatory authority and unregulated services were acquired in accordance with market prices. Purchases made by us for the year ended December 31, 2002 were approximately HK$1,443 million, compared to approximately HK$1,700 million in 2001.

On April 15, 2003, we, HKTC and Telstra entered into a capacity prepayment agreement with Reach and certain of its subsidiaries whereby we and Telstra each paid US$143 million (approximately HK$1,115 million) (in aggregate US$286 million (approximately HK$2,231 million)) for the prepayment of capacity to be used in the future. The payments (which will be compounded to reflect the time value of money) are to be applied against the cost of the services and capacity supplied to Telstra and us by the Reach Group as and when the Reach Group has available surplus cash in accordance with a prescribed formula. See “Item 7B. Related Party Transactions”.

Research and Development, Patents and Licenses

In 2000, we incurred costs related to the development of content and facilities to provide high speed multi-media services. Our policy is to defer the related development costs where (1) technical feasibility of the services can be demonstrated (2) the services under development are expected to be launched, and (3) recoverability can be foreseen with reasonable assurance.

Development costs attributable to the development of facilities to provide high speed multi-media services are amortized over their estimated useful life commencing with the commercial launch of the services to reflect the pattern in which the related economic benefits are recognized.

The programming and content costs associated with the acquisition or production of movies, video and television programs and website content are deferred and amortized over the estimated period of use or estimated number of showings. The unamortized balance of development costs is periodically reviewed and is written off to the extent that the unamortized balance, taken together with further development and other directly related costs, is no longer likely to be recoverable. Research costs and development costs not eligible for capitalization are expensed to the income statement as they are incurred according to the nature of the expenditure.

We spent HK$17 million on research and development activities in 2000. In 2001-2002, we spent some amount of resources to develop new broadband services, IP based virtual private network (IP-VPN) and Wireless LANs.

Impact of Inflation/Deflation

Over the last several years, Hong Kong has experienced an economic downturn and significant asset deflation. We do not believe that the general deflationary environment in Hong Kong has had or will have any material impact on our business. The annual deflation rate in Hong Kong was approximately 1.8%, 3.6%, and 1.5% for the years ended December 2000, 2001 and 2002, respectively.

Seasonality

Our results of operations are not materially affected by seasonal variations in demand for our services.

Market Risk

Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, we continue to manage the market risk directly relating to our operations and financing and we do not undertake any speculative derivative trading activities. The Finance Committee, a subcommittee of the Executive Committee of our Board of Directors determines the appropriate risk management activities undertaken with the aim of prudently managing the market risk associated with transactions undertaken in the normal course of our business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance Committee and the Executive Committee, which are reviewed on a regular basis. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Differences Between Hong Kong (HK) and United States (US) GAAP

Our primary financial statements have been prepared in accordance with HK GAAP, which differ in certain significant respects from US GAAP. These differences are set out in note 41 to our consolidated financial statements along with a reconciliation to US GAAP of our net income/(loss) for 2000, 2001 and 2002, a reconciliation of our shareholders’ equity/(deficit) as of December 31, 2001 and 2002, together with our consolidated balance sheet information as of December 31, 2001 and 2002 and our consolidated income statement information and our information of shareholders’ equity for each of the years in the three-year period ended December 31, 2002 prepared in accordance with US GAAP.

Under US GAAP, net (loss)/gain for 2000, 2001 and 2002 would have been HK$(14,571) million, HK$(18,976) million and HK$(52,057) million, respectively, as compared with HK$(129,329) million, HK$1,343 million and HK$(7,762) million under HK GAAP.

Under US GAAP, shareholders’ equity as of December 31, 2001 and 2002 would have been HK$127,165 million and HK$75,903 million, respectively, as compared with shareholders’ deficit of HK$11,041 million and HK$5,916 million under HK GAAP.

The most significant differences that have affected our net loss and shareholders’ deficit under US GAAP are described below. These, and other less significant differences, are more fully described in note 41 to our consolidated financial statements.

      Accounting for goodwill

Prior to January 1, 2001, under HK GAAP, goodwill arising on the acquisitions of subsidiaries, businesses, associated companies or jointly controlled companies was charged directly to reserves on consolidation. With effect from January 1, 2001, upon the adoption of Statements of Standard Accounting Practice (“SSAP”) 30, “Business Combination”, any goodwill arising from transactions completed from January 1, 2001 onwards is capitalized and amortized on a straight-line basis over its estimated useful life. The amortization charge for each period is recognized as an expense. Generally, goodwill is tested for impairment whenever there are indications that impairment may exist. Goodwill previously eliminated against reserves may not be restated as an asset upon the adoption of SSAP 30. However, goodwill that is taken initially to reserves which is not restated as an asset on adoption of SSAP 30 is required to be tested for impairment annually. Goodwill which is amortized over a period exceeding 20 years is also required to be tested for impairment annually. An impairment loss is recognized in the income statement whenever the carrying amount of a cash generating unit to which goodwill belongs exceeds its recoverable amount, which is defined as the higher of net selling price and value-in-use, estimated at each balance sheet date.

Under US GAAP, prior to January 1, 2002, goodwill arising on acquisitions was accounted for as an asset and amortized over the estimated period of benefit ranging from 10 to 20 years. In addition, assessments for impairment of goodwill involved a two step process with the first step being a comparison of the carrying value of the asset group which includes the goodwill to the total expected undiscounted future cash flows to determine if there is an indication of impairment. Where the carrying value exceeds the expected undiscounted future cash flows, an impairment loss is measured using fair value of the asset group and is charged to the income statement as an expense.

For US GAAP purposes, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002, goodwill and goodwill included in the carrying value of equity method investments are no longer to be amortized. In addition, SFAS No. 142 requires that goodwill be tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process. The first step screens for potential impairment of goodwill if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value.

      Accounting for identifiable intangible assets

Under HK GAAP, identifiable intangible assets have been limited to those assets that can be identified and controlled, and for which the existence of future economic benefits can be determined. In the event the criteria cannot be met, identifiable intangibles are required to be classified as a component of goodwill. Identifiable intangible assets are amortized over the expected future economic lives.

Under US GAAP, identifiable intangible assets are required to be determined separately from goodwill based on fair value. SFAS No. 141, “Business Combinations” which became effective and was adopted by us on January 1, 2002, adds new and specific criteria that must be applied to determine whether an intangible asset should be recognized apart from goodwill. In particular, an intangible asset which is acquired in a business combination should be recognized as an asset apart from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. As of the date that SFAS No. 142 was initially applied in its entirety, intangible assets that have been recognized separately from goodwill prior to the adoption of SFAS No. 142 should be reclassified as goodwill if the intangible assets do not meet one of the criteria for recognition apart from goodwill as stated in SFAS No. 141 or have been specifically excluded under SFAS No. 141. SFAS No. 141 specifically excludes assembled workforce acquired in a business combination from recognition apart from goodwill. In addition, as of the date SFAS No. 142 was initially applied in its entirety, the carrying amounts of any previously acquired intangible assets that have been included in the amount reported as goodwill should be reclassified and accounted for intangible assets apart from goodwill only if (i) the asset meets the recognition criteria mentioned above; (ii) the asset had been assigned an amount equal to its estimated fair value at the date that the business combination was initially recorded; and (iii) the asset was accounted for separately from goodwill as evidenced by the maintenance of accounting records for that asset.

Prior to January 1, 2002, intangible assets were amortized on a straight-line basis over their estimated useful lives. With the adoption of SFAS No. 142 on January 1, 2002, intangible assets with indefinite useful lives are no longer amortized, while intangible assets with finite useful lives will continue to be amortized over their useful lives which are no longer limited to 40 years.

Under HK GAAP, intangible assets are required to be tested for impairment when there are indications that impairment may exist. Impairment loss on intangible assets are recognized based on the excess, if any, of the carrying value of the intangible assets over the recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use.

Under US GAAP, SFAS No. 144 which became effective January 1, 2002 requires that intangible assets with finite useful lives be tested for impairment if events or changes in circumstances indicate that the asset might be impaired, using the prescribed two-step process. The first step is a recoverability test which screens for potential impairment of an asset based on whether the undiscounted sum of estimated future cash flows from an asset is less than its carrying value. The second step measures the amount of impairment, if any, by comparing the fair value of the asset to its carrying value.

      Impairment of long-lived assets

Under HK GAAP, if an indication of impairment exists, the asset’s recoverable amount is estimated and an impairment loss is recognized in the income statement whenever the carrying value of an asset exceeds its recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use.

Under HK GAAP, an impairment of long-lived assets is charged to the income statement as an expense unless it reverses a previous revaluation increase, in which case, it is charged directly against any related revaluation reserve to the extent the reduction does not exceed the amount held in the revaluation reserve in respect of the same item. Any excess will be charged to the income statement.

Under US GAAP, if the carrying value of a long-lived asset is less than its undiscounted sum of estimated future cash flows, the long-lived asset should be adjusted downward to the lower of carrying value and fair value less cost to sell, establishing a new cost basis. The new cost basis is not changed for subsequent recoveries in fair value.

      Investment in marketable equity securities

Under HK GAAP, investments in marketable equity securities are classified as either investment securities or other investments. Investment securities are included in the balance sheet at cost less any provision for impairment. Provisions, if any, are reversed to the income statement when the circumstances and events that led to the provision cease to exist. Other investments are carried at fair value in the balance sheet and any unrealized holding gain or loss is recognized in the income statement.

Under US GAAP, investments in marketable equity securities are classified as either available-for-sale or trading securities. Trading securities are bought and held principally for the purpose of selling them in the near term and, thus, held for only a short period of time. Trading securities are carried at fair value and any unrealized gains or losses are included in net profit or loss for the period. Available-for-sale securities are investments not classified as trading securities. Available-for-sale securities are carried at fair value and any unrealized gains or losses are reported as a component of comprehensive income.

If a decline in fair value of available-for-sale securities is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings as a realized loss. The new cost basis is not changed for subsequent recoveries in fair value.

Subsequent increases in the fair value (and subsequent decreases in fair value, if not other-than-temporary) of available-for-sale securities are included as a component of comprehensive income.

      Share option scheme

We follow the current practice in Hong Kong that no accounting entry is made on grant of share options to employees. Under US GAAP, compensation expense for share options is recognized at the date of grant and amortized over the vesting period. We account for the share option scheme under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the amount of compensation expense is determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant and is amortized over the vesting period of the option concerned.

During 2001 and 2002, we cancelled and reissued certain staff options that had the effect of re-pricing the previously outstanding options. Under US GAAP, variable option accounting is applied for these options and the difference between the intrinsic value of the new share options granted and the intrinsic value of the old share options is calculated and amortized to income, requiring measurement at each reporting date.

      Share award schemes

We have established share award schemes in 2002 under which selected employees are awarded shares at no cost to the employees. Our directors are not eligible to participate in either scheme. The shares are either newly issued at par value or are purchased from the open market. Compensation expense for shares either purchased from the market or newly issued under the share award schemes is recognized at the date of grant and amortized over the respective vesting period. Under HK GAAP, the amount of compensation expense is measured by the issue price of the shares for newly issued shares which is the par value of the shares or the purchase price for shares purchased from the market. Under US GAAP, the amount of compensation expense is measured by the quoted market price of the shares at the measurement date less the amount, if any, that the employee is required to pay. The measurement date is not changed from the grant or award date to a later date solely by provisions that termination of employment reduces the number of shares that may be issued to an employee.

      Shares granted by principal shareholder

Under HK GAAP, shares granted by the principal shareholder to our employees are not recognized in the financial statements.

Under US GAAP, shares granted by the principal shareholder to employees are accounted for as shareholder’s contribution for the purpose of enhancing or maintaining the value of the shareholder’s investment. The contribution is measured by the quoted market price of the shares at the date of grant and is charged to the income statement as a compensation expense when the shares become vested.

      Investment properties

Under HK GAAP, investment properties are stated on the basis of appraised values and depreciation is not provided. Under US GAAP, investment properties not held for resale are stated at historical cost less accumulated depreciation.

      Revenue recognition

Under HK GAAP, revenues are recognized when services are provided, including up-front fees received for installation of equipment and activation of customer service, among others.

In December 1999, the SEC issued Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”. SAB No. 101, applicable to financial statements prepared in accordance with US GAAP, requires, in certain cases, non-refundable up-front fees for services to be deferred and recognized over the longer of the contractual period or the expected customer relationship. Under US GAAP, we amortize these up-front fees over periods of 20 years.

      Share options

Under HK GAAP, share options issued for the provision of goods and services are not recognized in our financial statements.

Under US GAAP, the fair value of the share options granted is recorded to reflect these transactions on a similar basis as if such goods or services had been paid for in cash.

      Onerous contract

Under HK GAAP, if an enterprise has a contract that is onerous, the present obligation under the contract should be recognized and measured as a provision. An onerous contract is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Under US GAAP, no provision is required for obligations under an onerous contract.

      Deferred income taxes

Under HK GAAP, deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

For US GAAP purposes, deferred tax assets and liabilities are recognized for the expected future tax consequences of all taxable temporary differences and loss or tax credit carryforwards using enacted tax rates expected to be in effect when these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely than not that such assets will not be realized.

In general, deferred income taxes under HK GAAP and US GAAP are similar. However, as a result of the corresponding deferred tax effect for the GAAP differences mentioned elsewhere in this section such as intangible assets, there are differences in the deferred income tax recognized under HK GAAP and US GAAP.

      Retirement scheme costs

Prior to January 1, 2002, our contributions to the defined benefit retirement schemes were made in accordance with the advice of qualified independent actuaries and were recognized as costs of retirement benefits to the income statement in the relevant accounting period. Whenever there is significant funding deficit, special contributions were made to the retirement schemes as recommended by the actuaries and were deferred and amortized to the income statement on a systematic basis over the employee’s average expected remaining service lives. With the adoption under HK GAAP of SSAP 34 “Employee benefits” from January 1, 2002, costs of retirement benefits are assessed using the projected unit credit method and the cost of providing retirement benefits is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the schemes on an annual basis. We have chosen to recognize the entire transitional liability, which represents the excess of the defined benefit obligation over fair value of the scheme assets as at January 1, 2002, against the opening balance of the accumulated deficit as at January 1, 2002 and carry such liability in the consolidated balance sheet as non-current liabilities.

Whenever a settlement or curtailment occurs, a gain or loss from settlement or curtailment, which comprises the resulting change in the present value of the defined benefit obligation and the fair value of scheme assets and any related unrecognized actuarial gains or losses, is recognized in the income statement. When a settlement or curtailment relates to only some of employees covered by the retirement scheme, the gain or loss includes a proportionate share of the unrecognized actuarial gain or loss based on the basis of the defined benefit obligation before and after the settlement or curtailment. Prior to the adoption of SSAP 34, gain or loss from settlement and curtailment of defined benefit obligations were not recognized in the financial statements under HK GAAP.

US GAAP requires that retirement scheme costs be recorded in each accounting period the cost of providing retirement benefits earned by employees in that period.

On adoption of SSAP 34, “Employee Benefits” on January 1, 2002 for HK GAAP purposes, the accounting for retirement scheme costs became substantially the same under both HK GAAP and US GAAP. However, GAAP reconciling adjustments still arise due to the difference in adoption dates of the applicable accounting standards under HK GAAP and US GAAP.

In conjunction with the acquisition of HKT, we assumed sponsorship of HKT’s defined benefit schemes.

      Accounting for subsidiaries under temporary control

Under HK GAAP, our control over our interests in HKT’s international telecommunications network backbone business and Hong Kong wireless communications business was intended to be temporary, and accordingly, we did not consolidate the subsidiaries that operated these businesses from the date of acquisition of the HKT Group to February 1, 2001, the date of completion of Telstra Alliance. Under US GAAP, the application of accounting principles with regard to temporary control is restricted to those circumstances that lie outside of our control, except in specific situations wherein the disposal of an entire subsidiary is contemplated at the time of acquisition in a business combination. Accordingly, we are precluded from excluding these businesses from our consolidation until the completion of the Telstra alliance in February 2001.

As a result of this difference, our consolidated assets and liabilities as of December 31, 2000 and revenues for the year ended December 31, 2000 reported under US GAAP are significantly higher than the corresponding amounts reported under HK GAAP.

Upon completion of the Telstra alliance in February 2001, we reflected our international telecommunications network backbone alliance as the formation of a joint venture together with a disposal of our 60% interest in the Hong Kong wireless communications business. Subsequently, we have presented our respective interests in these businesses under US GAAP using the equity method of accounting. Accordingly, a fundamental change has occurred from February 2001 in the presentation of our financial results in accordance with US GAAP, including (1) the de-consolidation of individual categories of assets and liabilities to reflect such amounts as part of the investment in each business under the one-line equity method, and (2) the exclusion of separate categories of revenues and expenses for these businesses, reflecting such amounts as equity in earnings of associates based on our economic interest in each business.

      Measurement date for the market price of acquirer securities

Under HK GAAP, the value of the acquirer’s marketable equity securities issued to effect a purchase business combination is determined on the effective date of the acquisition which is the earlier of the date on which consideration passes or the date on which an offer becomes or is declared unconditional.

Under US GAAP, the value of the acquirer’s marketable equity securities issued to effect a purchase business combination should be determined based on the earliest date, from the date the terms of the acquisition are agreed to and announced to the date of final application of the formula pursuant to the acquisition agreement, on which subsequent applications of the formula do not result in a change in the number of shares or the amount of other consideration without regard to the need to obtain shareholder and regulatory approvals.

The measurement date for the acquisition of HKT has been determined for US GAAP to be May 25, 2000, the date of announcement of the recommendation of a Scheme of Arrangement by the HKT board and independent directors to its shareholders. The use of this measurement date has resulted in a decrease in goodwill for US GAAP purposes of HK$9,789 million as of the acquisition date.

      Derivative instruments

Under HK GAAP, there are no specific accounting standards governing the accounting for derivative instruments. As a result, we adopt the following accounting policies under HK GAAP:

  Premium received or paid on written or purchased equity options are amortised over the terms of the options;

  Premiums received or paid on early termination of the financial instrument and derivatives and any unamortised balance of premiums received or paid on terminated financial instruments or derivatives are recognised in the income statement in the year of termination;

  Interest income or expenses arising from the interest rate swap contract are netted off against the related interest or expense applicable to the on-balance sheet items.

Under US GAAP, we adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedge Activities”, as amended by SFAS No. 138 “ Accounting for Certain Derivative Instruments and Certain Hedging Activities”, which requires all financial instruments and derivatives be recognized on the balance sheet at fair value. The accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as hedging relationship. The gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognized currently in income statement. The gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument shall be reported as a component of other comprehensive income and reclassified into income statement in the same period during which the hedged forecasted transaction affects.

In 1999, we issued an option, to the minority shareholder of a subsidiary to enable the minority shareholder to exchange its shares in the subsidiary for a fixed number of shares to be issued by us. For US GAAP purposes, the transaction has been reflected as if the acquisition of the minority interest in a subsidiary operating in the Internet services business in the “Others” segment had occurred at the date of grant. This instrument has been recorded based on the fair value at the date of grant and purchase accounting has been applied to allocate value to the net assets acquired.

During 2002, we entered into certain equity swap contracts in relation to certain of our investments in equity securities, for which have been classified as trading securities in the financial statements. Each of these equity swap contracts composed of a debt instrument (the host contract) and embedded derivatives that are indexed to the prices of the equity investments. There are no specific accounting standards governing such kind of equity swap contracts under HK GAAP. The transactions were considered a combination of a forward sale of the trading securities and a call option held by the counterparty. The premium received from writing the call option was amortized over the term of the contracts. Under US GAAP, the debt instrument is carried at cost less discount while the compound embedded derivatives are bifurcated from the host contract and are separately accounted for in the financial statements at their fair market value at each balance sheet date.

      Loss on disposal of interest in RWC

We disposed of our remaining 40% interest in RWC on June 28, 2002. Under HK GAAP, the disposal was recognized at the date of sale.

For US GAAP purposes, on first adoption of SFAS 142 on January 1, 2002, the goodwill recorded in RWC was tested and was found to be impaired. Our share of the impairment loss has been included in “Cumulative effect of change in accounting principle, net of tax” in the income statement with a corresponding reduction in the carrying value of our investment in RWC. As a result of the reduction in carrying value, no loss on disposal was incurred under US GAAP when our 40% interest in RWC was sold in June 2002.

Recent HK GAAP Accounting Pronouncements

In March 2002, the Hong Kong Society of Accountants (“HKSA”) issued SSAP 35 “Accounting for Government Grants and disclosure of Government assistance” (SSAP 35). This SSAP will become effective for accounting periods beginning on or after July 1, 2002 and is therefore required to be adopted by us for the year ending December 31, 2003.

SSAP 35 establishes the definitions of government grants and government assistance and requires companies to recognize government grants and assistance, where there is reasonable assurance that the conditions attached to the grants or assistance, if any, will be complied with and the grants will be received, over the periods necessary to match with the related costs, except for (a) compensation for expenses/losses already incurred that should be recognized immediately, and (b) immediate financial support with no future related costs. The adoption of SSAP 35 on January 1, 2003 is not expected to have a significant effect on our financial statements presented in accordance with HK GAAP.

In November 2002, the HKSA issued SSAP 36 “Agriculture” (“SSAP 36”). This SSAP will become effective for accounting periods beginning on or after January 1, 2004 and is therefore required to be adopted by us for the year ending December 31, 2004.

SSAP 36 introduces a fair value model to agriculture accounting. It particularly impacts those agricultural activities where there are income producing biological assets and they are expected to have economic lives that stretch beyond one accounting period. The adoption of SSAP 36 on January 1, 2004 is not expected to have a significant effect on our financial statements presented in accordance with HK GAAP.

Recent US GAAP Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 prescribes that the fair value of retirement obligations in relation to tangible long-lived assets be recognized when they are incurred and displayed as liabilities. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The statement will be adopted on January 1, 2003 and its adoption is not expected to have a significant effect on our financial statements reconciled to US GAAP.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses the recognition, measurement and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The types of costs affected by this statement include certain employee severance costs, contract termination costs and costs to consolidate or close facilities or relocate employees. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is irrevocably incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. This statement also establishes the use of fair value for the measurement of exit liabilities. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The statement will be adopted on January 1, 2003 and its adoption is not expected to have a significant effect on our financial statements reconciled to US GAAP.

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that an entity issuing a guarantee (including those embedded in a purchase or sales agreement) must recognize, at the inception of the guarantee, a liability equal to the fair value of the guarantee. The recording of this liability is not dependent on the probability that the payments will be required. The offset to the liability will depend on the circumstances under which the guarantee was issued, but could include: cash/accounts receivable if it is a standalone transaction, net proceed in a sales transaction, or expense if no compensation is received. FIN 45 also requires detailed information about each guarantee or group of guarantees even if the likelihood of making a payment is remote. The recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of this interpretation are effective for financial statements of periods ending after December 15, 2002. Such required disclosures for significant guarantees under FIN 45, have already been disclosed in the consolidated financial statements for the year ended December 31, 2002. FIN 45 could have an impact on our future results depending on guarantees to be issued.

In November 2002, the EITF reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement met certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. The residual method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in financial periods beginning after June 15, 2003. We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and have not yet completed that assessment.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123”. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions are effective for fiscal years ending after December 15, 2002, while the enhanced disclosure requirements are effective for periods beginning after December 15, 2002. As of December 31, 2002, we have no immediate plans to change to the fair value based method of accounting for stock-based employee compensation, and are therefore not affected by the transition provisions of SFAS No. 148. We adopted the disclosure provisions of this statement effective December 31, 2002.

In January 2003, the FASB issued FIN 46 “Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin (“ARB”) No. 51”. FIN 46 requires the primary beneficiary to consolidate a variable interest entity (“VIE”) if it has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. FIN 46 requires disclosures about unconsolidated VIEs in which we have a significant variable interest. FIN 46 applies immediately to VIEs created after January 31, 2003, and to VIEs in which the entity obtains an interest after that date. For VIEs acquired before February 1, 2003, the interpretation is effective in the first fiscal year beginning after June 15, 2003 and the effective date for us is January 1, 2004. Certain disclosure requirements apply in all financial statements issued after January 31, 2003 if it is reasonably possible that an enterprise will consolidate or disclose information about a VIE when this interpretation is effective. We are currently assessing the impact of this interpretation on our results of operations, financial position and cash flows upon adoption and have not yet completed that assessment.

In January 2003, the EITF reached a consensus on EITF 02-18, “Accounting for Subsequent Investments in an Investee after suspension of Equity Method Loss Recognition”. This consensus states that if an additional investment, in whole or in part, represents the funding of prior losses, the investor should recognize previously suspended losses. This determination would be based on various factors including whether the investment results in an increased ownership percentage, the fair value of the consideration received is equivalent to the consideration paid and whether the investment is acquired from a third party or directly from an investee. If any of these provisions are met, the additional investment would generally not be considered as funding prior losses. Where appropriate to recognize prior losses, the amount recognized would be limited to the amount of the additional investment determined to represent the funding of prior losses. The consensus will be effective for additional investments made after February 5, 2003. We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and have not yet completed that assessment.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement clarifies when a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component. This statement also amends the definition of an underlying to conform to the language contained in FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and have not yet completed that assessment.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The new statement requires that certain financial instruments that, under the previous guidance, issuers could account for as equity, be classified as liabilities in statements of financial position. SFAS No. 150 affects the issuer's accounting for three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this statement is obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and have not yet completed that assessment.

Appendix A

Reconciliation of Non-GAAP Figures to Equivalent GAAP Figures

For improved clarity, we are providing definitions of non-GAAP measures and, where necessary, reconciliations of non-GAAP measures to the appropriate GAAP measures.

      Definitions of Non-GAAP Measures

Working capital is total current assets less total current liabilities.

Capital expenditure refers to additions to fixed assets.

Net debt is a measure commonly used for measuring the exposure to borrowings that a company has after netting off the cash balance. It refers to our long-term liabilities plus short-term borrowings, minus cash and cash equivalents, and fixed deposits placed for banking facilities for the Cyberport project. Net debt as of December 31, 2002 and 2001 were as follows:

	2002	2001

	HK$ million	HK$ million
Net debt	32,919	39,305
Add: Cash and cash equivalents	7,881	7,443
Restricted cash (included in “prepayments, deposits and
other current assets” on balance sheet)	720	1,405

	41,520	48,153

Representing:
Long-term liabilities	41,366	47,875
Short-term borrowings	154	278

	41,520	48,153

Reconciliation of Adjusted EBITDA Figures to Net Cash Inflow to Operating Activities
Adjusted EBITDA is commonly used in the telecommunications industry as an indicator of operating performance, leverage and liquidity. We also believe that the presentation of adjusted EBITDA provides an additional measure for assessing our performance on these aspects.

	2002	2001	2000

	HK$ million	HK$ million	HK$ million
Adjusted EBITDA	8,120	7,396	1,490

Restructuring costs	(311)	-	-
Provision for inventory obsolescence	26	38	113
Interest capitalized	33	140	-
Provision for doubtful debts	148	57	4
Unrealized exchange differences	-	1	16

Decrease/(Increase) in operating assets:
- properties held for sale	-	-	(10)
- properties under development for sale	(2,204)	(1,260)	(472)
- inventories	(135)	64	(61)
- accounts receivable	(32)	(207)	(150)
- prepayment, deposits and other current assets	69	282	-
- gross amounts due from customers for contract work	-	53	(53)
- amounts due from jointly controlled companies and associates	-	(1,238)	-
- amounts due from related companies	204	(33)	(34)
- other assets	-	-	(93)
Increase/(Decrease) in operating liabilities:
- accounts payable, provisions, accruals, other payables and deferred income	159	1,067	1,918
- amount due to minority shareholders of subsidiaries	5	(5)	-
- gross amounts due to customers for contract work	(38)	48	-
- amounts due to related companies	(446)	450	28
- advances from customers	(277)	(48)	118
- other liabilities	-	-	24
Interest paid	(221)	(231)	(148)
Arrangement fee on bank loans and other borrowings	(20)	(91)	-
Interest received	82	549	1,070
Dividends received	-	8	-
Tax paid
- Hong Kong profits tax paid	(1,243)	(1,296)	(3)
- Overseas tax paid	(2)	(28)	(3)

Net cash inflow from operating activities	3,917	5,716	3,754

Turnover	20,112	21,959	7,291

Adjusted EBITDA margin	40%	34%	20%

      Reconciliation of 2000 Proforma Figures to Equivalent GAAP (“Statutory”) Figures

          As HKT formed a substantial part of our business, proforma results incorporating full year HKT results for 2000 are required to be presented in order to allow a meaningful assessment of our underlying financial performance and operating trends.

		HKT results for
		period prior to	Proforma
	Proforma 2000	acquisition(1)	adjustment		Statutory 2000

	HK$ million	HK$ million	HK$ million		HK$ million

Turnover	20,686	(13,395)			7,291
Cost of sales	(6,326)	4,098			(2,228)

Staff compensation expense	(4,345)	2,207			(2,138)
Depreciation and amortization	(2,360)	1,440			(920)
Other general and administrative expenses	(4,114)	2,327			(1,787)

General and administrative expenses	(10,819)				(4,845)
Other income	281	21			302

Operating profit before net losses on investments and provision for
impairment losses	3,822				520
Losses on investment, net	(4,891)	4			(4,887)
Provision for impairment losses	(123,030)	328			(122,702)

Loss from operations	(124,099)				(127,069)
Finance costs, net	(5,196)	(1,160)	4,000	(2)	(2,356)
Share of results of jointly controlled companies	-	(100)			(100)
Share of results of associates	86	(149)			(63)

Share of results of unconsolidated subsidiaries	2,754	(1,964)			790

Loss before taxation	(126,455)				(128,798)
Taxation, as previously stated	(1,615)	1,093			(522)

	98

		HKT results for
		period prior to	Proforma
	Proforma 2000	acquisition(1)	adjustment	Statutory 2000

Prior period adjustment arising from adoption of new accounting
standard for deferred taxation	(13)	(19)		(32)
Taxation, as restated	(1,628)			(554)

Loss after taxation	(128,083)			(129,352)
Minority interests	23	-		23

Loss for the year attributable to shareholders	(128,060)			(129,329)

(1)	The figures represented the actual amounts in respect of the period from January 1, 2000 to August 17, 2000.
(2)	Assuming that a bridge loan of HK$88,000 million was drawn on January 1, 2000 for satisfying the cash portion of the purchase consideration in acquiring HKT, the unaudited pro forma financial data reflect additional interest expense of approximately HK$4,000 million for 2000.

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

  Directors and Senior Management

  The following table sets forth information about the persons who are our Directors as at June 13, 2003:
Name	Position	Date of Appointment

Li Tzar Kai, Richard	Chairman and Chief Executive(1)	August 3, 1999
Yuen Tin Fan, Francis	Deputy Chairman and Executive Director	August 3, 1999
Cheung Wing Lam, Linus	Deputy Chairman and Executive Director	October 13, 2000
Peter Anthony Allen	Executive Director	August 3, 1999
Alexander Anthony Arena	Group Chief Financial Officer, Deputy	August 3, 1999
Chairman of Executive Committee and Executive Director
Michael John Butcher	Chief Operating Officer and Executive Director	June 1, 2002
Chung Cho Yee, Mico	Executive Director	November 4, 1996
Lee Chi Hong, Robert	Executive Director	September 5, 2002
Professor Chang Hsin-kang	Independent Non-Executive Director	October 13, 2000
Sir David Ford, KBE, LVO	Non-Executive Director	June 1, 2002
Dr Fung Kwok King, Victor	Independent Non-Executive Director	October 13, 2000
Dr The Hon Li Kwok Po, David, GBS, JP	Independent Non-Executive Director	October 13, 2000
Sir Roger Lobo, CBE, JP	Independent Non-Executive Director	August 3, 1999
The Hon Raymond George Hardenbergh Seitz	Non-Executive Director	October 13, 2000
_____________
(1)	We announced on June 17, 2003, that we have entered into an agreement with Mr So Chak-kwong, Jack on June 17, 2003 for him to join us as Group Managing Director and Deputy Chairman. Mr So’s appointment as Group Managing Director and Deputy Chairman will be effective no later than September 24, 2003 on a date to be agreed. Mr Li Tzar Kai, Richard has informed the Board that he will relinquish his role as Chief Executive when Mr So joins PCCW but will remain an executive director and chairman of PCCW. On the appointment of Mr So, the Chief Executive position will be re-titled to Group Managing Director and will be filled by Mr So.

LI Tzar Kai, Richard, aged 36, is chairman and chief executive of PCCW. He is also chairman and chief executive of the Pacific Century Group and chairman of Singapore-based Pacific Century Regional Developments Limited.

Mr Li was born in Hong Kong in 1966. He is a governor of the World Economic Forum for Information Technologies and Telecommunications, a member of the Center for Strategic and International Studies’ International Councillors’ Group in Washington, DC, and a member of the International Advisory Board of the Center for International Development at Harvard University.

Mr Li is also a member of the Global Information Infrastructure Commission and the United Nations Information and Communication Technology Advisory Group.

YUEN Tin Fan, Francis, aged 50, joined the Pacific Century Group in 1996 as deputy chairman and is currently a deputy chairman of PCCW. He is also a member of PCCW’s Executive Committee and chairman of Pacific Century Insurance Holdings Limited.

From 1988 to 1991, he was chief executive of The Stock Exchange of Hong Kong Limited. Mr Yuen was also a founding director of Hong Kong Securities Clearing Company Limited. He served from 1992 to 1994 as a member of the International Markets Advisory Board of NASDAQ in the United States.

He served as managing director of Citicorp Scrimgeour Vickers Hong Kong Limited in October 1986, and was appointed to the firm’s main board in London in 1987. Mr Yuen worked for Wardley, a merchant bank, from 1977 to 1985.

Mr Yuen is chairman of the Board of Trustees of the Hong Kong Center for Economic Research, a member of the Shanghai People’s Political Consultative Committee and a member of the Board of Trustees of Shanghai’s Fudan University.

He received a Bachelor of Arts degree in economics from the University of Chicago and is currently a member of the Board of Trustees of the university.

CHEUNG Wing Lam, Linus, aged 55, is a deputy chairman of PCCW and a member of PCCW’s Executive Committee.

Prior to the merger of PCCW and Cable & Wireless HKT Limited (HKT), Mr Cheung was the chief executive of HKT and an executive director of Cable and Wireless plc.

Before joining HKT in 1994, Mr Cheung served 23 years with Cathay Pacific Airways. At the time of leaving Cathay Pacific Airways, he was deputy managing director.

Between 1989 and 1990, Mr Cheung was seconded full time to serve in the Hong Kong Government’s Central Policy Unit under Governor David Wilson’s administration. He was appointed an Official Justice of the Peace in 1990, and served one year as such. He was appointed a non-official Justice of the Peace in 1992.

Mr Cheung received a BSocSc degree with Honours, and a Diploma in Management Studies from the University of Hong Kong. He is currently Council Member of the University of Hong Kong and an Adjunct Professor at the Chinese University of Hong Kong.

Mr Cheung has indicated his intention to resign as a director of PCCW at the end of 2003.

Peter Anthony ALLEN, aged 48, is an executive director of PCCW and chief financial officer of the Pacific Century Group. He is also executive director and chief financial officer of Pacific Century Regional Developments Limited, an executive director of Pacific Century Insurance Holdings Limited and chief executive officer of PCCW Japan.

He was educated in England and has a degree in Economics from Sussex University, England. He is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Singapore.

Mr Allen joined KPMG Peat Marwick in 1976 and in 1980 joined Occidental Petroleum Corporation. In 1983, Mr Allen joined Schlumberger Limited and worked in various countries holding key finance positions. In 1989, Mr Allen moved to Singapore as regional financial director of the Vestey Group.

He later joined Bousteadco Singapore Limited as group operations controller in 1992, and Morgan Grenfell Investment Management (Asia) Limited as director and chief operating officer in 1995. He joined the Pacific Century Group in 1997.

Alexander Anthony ARENA, aged 52, is an executive director of PCCW, deputy chairman of PCCW’s Executive Committee, group chief financial officer of PCCW, a director of Pacific Century Regional Developments Limited and a director of Pacific Century Insurance Holdings Limited. He joined the Pacific Century Group in 1998.

Prior to joining the Pacific Century Group, Mr Arena was a Special Policy Adviser to the Hong Kong Government from 1997 to 1998. From 1993 to 1997, he was director-general of telecommunications in the Office of the Telecommunications Authority of Hong Kong, as well as a member of the Broadcasting Authority.

Before his appointment as director-general, Mr Arena was recruited to plan a reform program for the liberalization of Hong Kong’s telecommunications sector. Prior to his appointment to the Hong Kong Government, he was an inaugural member of the Australian Telecommunications Authority, where he served for four years.

Mr Arena has had an extensive career in public administration, specializing in high technology and infrastructure industries. From a practising radio/communications engineer to a public policy maker, his experience spans such diverse areas as the commercialization of government-owned business enterprises and deregulation in the aviation, transport, telecommunications and postal industries.

Mr Arena graduated from the University of New South Wales, Australia, with a bachelor’s degree in electrical engineering. He completed a MBA at Melbourne University, Australia, and is a Fellow of the Hong Kong Institution of Engineers.

Michael John BUTCHER, aged 54, was appointed chief operating officer of PCCW on April 8, 2002. He is an executive director and a member of PCCW’s Executive Committee.

Mr Butcher has 30 years’ experience in the information-technology industry, including experience in the telecommunications, computer and services sectors.

Most recently, Mr Butcher was president of International Operations for Lucent Technologies, and before that was president of Lucent’s Asia-Pacific operations based in Hong Kong. He joined Lucent Asia-Pacific in 1997 with a focus on expanding the company’s presence in the region. He also led Lucent’s entry into Australia.

Before joining Lucent Technologies, Mr Butcher had extensive experience in software, and systems-integration, technology and business. He was president, Electronic Data Systems (EDS) Australia and New Zealand, and a member of the company’s Asia Pacific executive committee.

Prior to joining EDS in 1993, Mr Butcher played roles in sales, sales management, and marketing with Datapoint Corporation, Alcatel, Wang Australia and Olivetti.

Mr Butcher began his career in the UK in 1969 as a systems engineer. He received his Bachelor of Science in Mechanical Engineering in the UK and has attended various management courses including INSEAD in Paris and the Fuqua School of Business, Duke University, in North Carolina.

CHUNG Cho Yee, Mico, aged 42, joined the Pacific Century Group in March 1999 and is an executive director, responsible for the Pacific Century Group’s merger and acquisition activities, and is a member of the Executive Committee. He is a qualified solicitor by profession.

Mr Chung graduated from the University College, University of London, England, with a law degree in 1983. He qualified as a solicitor in Hong Kong in 1986, after which he worked in the commercial department of a law firm in Hong Kong for two years. He joined the corporate finance department of Standard Chartered Asia Limited, the investment banking arm of Standard Chartered Bank, in 1988.

He became a director and the general manager of Bond Corporation International Ltd in 1990, leaving to join China Strategic Holdings Ltd in January 1992.

LEE Chi Hong, Robert, aged 52, joined PCCW on August 19, 2002, and is the Chairman of PCCW Infrastructure. He is also an executive director of PCCW and is a member of the Executive Committee.

Mr Lee was previously an executive director of Sino Land Company Limited, where his responsibilities included sales, finance, acquisitions, investor relations, marketing and property management.

Prior to Sino Land, Mr Lee was a senior partner at Deacons in Hong Kong, where he specialized in banking, property development, corporate finance and dispute resolution in Hong Kong and mainland China. Prior to Deacons, Mr Lee was a solicitor with the London firm of Pritchard Englefield & Tobin. He was enrolled as a solicitor in the UK in 1979 and admitted as a solicitor in Hong Kong in 1980. Mr Lee became a Notary Public in Hong Kong in 1991.

He is also a member of the panel of arbitrators of the China International Economic and Trade Arbitration Commission of the China Council for the Promotion of International Trade in Beijing, PRC.

Mr Lee graduated in 1975 with a bachelor’s degree in Political Science from Cornell University.

Professor CHANG Hsin-kang, aged 62, is an independent non-executive director of PCCW.

He is currently the President and University Professor of City University of Hong Kong. He has taught at several major universities in North America and served in a number of educational, science and technology organizations, and public advisory bodies in both the US and Hong Kong.

He is a member of the Council of Advisors on Innovation and Technology and member of the Judicial Officers Recommendation Commission. Professor Chang is a foreign member of the Royal Academy of Engineering of UK and Chevalier dans I’Ordre National de la Légion d’Honneur of France. He was also awarded the Gold Bauhinia Star by the Government of the Hong Kong Special Administrative Region.

Professor Chang also serves as an independent non-executive director of Pacific Century Insurance Holdings Limited, a subsidiary of Pacific Century Regional Developments Limited, a substantial shareholder of PCCW.

Sir David FORD, KBE, LVO, aged 68, is a non-executive director of PCCW. He started his working life as a Regular Army officer in the Royal Artillery. He served in 17 different countries, and during his last five years with the army served with the Commando Brigade, seeing active service in Aden and Borneo.

Sir David left the army in 1972, and subsequently spent more than 20 years in Hong Kong, holding a number of appointments as a senior civil servant in the Hong Kong Government, and one in the Northern Ireland Office. He attended the Royal College of Defence Studies in 1982. Most recently he was Chief Secretary in the Hong Kong Government from 1986 to 1993, and then Hong Kong Commissioner in London until the change of sovereignty in June 1997.

Dr FUNG Kwok King, Victor, aged 57, is an independent non-executive director of PCCW. Dr Fung served as a non-executive director of HKT from 5 November 1992 until 17 August 2000.

He is currently chairman of the Li & Fung Group, the Hong Kong Airport Authority and the Hong Kong University Council.

From 1991 to 2000, Dr Fung was chairman of the Hong Kong Trade Development Council. In 1996, Dr Fung was appointed Hong Kong Representative on the APEC Business Advisory Council.

Dr The Hon LI Kwok Po, David, GBS, JP, aged 64, is an independent non-executive director of PCCW. He was previously a non-executive deputy chairman of HKT and served as a director of that company from 30 November 1987 until 17 August 2000.

He is chairman and chief executive of the Bank of East Asia and represents the Finance Constituency in the Legislative Council of Hong Kong. Dr Li is a member of the Exchange Fund Advisory Committee, Banking Advisory Committee, Hong Kong Association of Banks, Mandatory Provident Fund Schemes Authority and The Hong Kong Mortgage Corporation Limited.

Sir Roger LOBO, CBE, JP, aged 79, is an independent non-executive director of PCCW and chairman of each of the Audit Committee, the Regulatory Compliance Committee and the Nomination Committee of the Board respectively.

He is also a director of several organizations including Shun Tak Holdings Limited, Johnson & Johnson (HK) Ltd., Kjeldsen & Co. (HK) Ltd., P. J. Lobo & Co. Ltd., Pictet (Asia) Ltd. and Melco International Development Ltd.

His extensive record of public service includes serving on the Hong Kong Housing Authority, Urban Council, as a member of the Executive Council, senior member of the Legislative Council, Commissioner of Civil Aid Services, chairman of the Hong Kong Broadcasting Authority and chairman of the Advisory Committee on Post-retirement Employment.

He currently serves as chairman (Board of Trustees) of Vision 2047 Foundation, vice-patron of the Community Chest of Hong Kong and the Society for the Rehabilitation of Offenders, and Advisory Board member of the Hong Kong Aids Foundation.

Sir Roger has been the recipient of several awards and honors from the British Crown and the Vatican.

The Hon Raymond George Hardenbergh SEITZ, aged 62, is a non-executive director of PCCW and chairman of the Remuneration Committee of the Board. He was a non-executive director of HKT from 15 October 1997 until 17 August 2000.

He was vice-chairman of Lehman Brothers International from April 1995 to April 2003 and was US Ambassador to Great Britain from 1991 to 1994. Prior to that, he was US Assistant Secretary of State for Europe from 1989 to 1991 and Minister at the US Embassy in London from 1984 to 1989.

Senior Advisor to the Board of Directors

Robert Charles NICHOLSON, aged 47, was appointed as a senior advisor to the Board of Directors of PCCW in August 2001. Mr Nicholson advises the Board in relation to strategic and operational matters and has overall responsibility for legal and regulatory affairs.

Mr Nicholson qualified as a solicitor in England and Wales in 1980 and in Hong Kong in 1982. He was a senior partner of Richards Butler from 1985 to 2001 where he established the corporate and commercial department. He has had wide experience in corporate finance and cross-border transactions, including mergers and acquisitions, regional telecommunications, debt and equity capital markets, corporate reorganizations and the privatization of state-owned enterprises in the PRC.

Mr Nicholson has indicated his intention to resign as a senior advisor to the Board during the summer of 2003.

The following persons served as directors during the year ended December 31, 2002 and had resigned or retired from office prior to June 13, 2003:

Date of Resignation/
Name	Position	Retirement

Cheung Kam Hung, William	Chief Operating Officer and Executive Director	May 22, 2002
David Norman Prince	Group Chief Financial Officer (Note 1) and Executive Director	May 31, 2002
Ma Si Hang, Frederick	Group Chief Financial Officer (Note 2) and Executive Director	June 24, 2002
Peter To	Executive Director	June 30, 2002
Jeffrey Amsden Bowden	Executive Director	September 5, 2002
Avram Miller	Non-Executive Director	September 5, 2002
John Todd Bonner	Executive Director	May 22, 2003

__________ Notes:
1.	Mr David Norman Prince ceased to act as the Group Chief Financial Officer on May 31, 2002 upon his resignation on the same date.
2.	Mr Ma Si Hang, Frederick was appointed as the Group Chief Financial Officer on May 31, 2002 to replace Mr David Norman Prince and ceased to act as the Group Chief Financial Officer upon his resignation on June 24, 2002.

B.     Compensation

Details of Directors’ remuneration are set out below:

Year ended
December 31,

2002

HK$ million
Non-executive Directors
Fees	3

Executive Directors
Fees	–
Salaries, allowances and other allowances and benefits in kind	46
Pension scheme contributions	4
Discretionary performance bonuses paid and payable	38
Payments as compensation for loss of office	22
Payment to a director as inducement to join the Company (note a)	8
118
Total	121
____________
  In addition, 4,954,000 shares of PCCW (the number of shares does not reflect the share consolidation which became effective on January 8, 2003) were transferred by the Chairman and Chief Executive personally to a director as an inducement to join PCCW. No new shares were issued by PCCW and PCCW did not bear any portion of the cost of the shares transferred by the Chairman and Chief Executive.

C.     Board Practices

General

The objectives of the management structures within the PCCW Group, headed by the Board of Directors and led by the Chairman and Chief Executive, are focused on enhancing shareholders’ value and ensuring the sustainable long-term development of the PCCW Group. The Board is responsible for the management of the Group and its key responsibilities include the formulation of the Group’s overall strategies and the supervision of management performance. All directors may take independent professional advice in furtherance of their duties if necessary. The Board reserves itself to making broad policy decisions, delegating responsibility for the more detailed considerations to the Executive Committee under the leadership of the Chairman and Chief Executive.

In January 2003, shareholders approved amendments to PCCW’s Articles of Association among other things, that at each annual general meeting of PCCW, one third of the directors shall retire by rotation and be eligible for re-election.

Directors’ Service Contracts

Our non-executive Directors do not have service contracts with us providing for benefit upon termination of employment and do not have fixed terms of office.

With one exception, our Executive Directors do not have fixed terms of office. Except as described below, the service contracts that we have with our Executive Directors do not provide for any benefits upon termination of employment, save to the extent that we would be required to make compensation payments in lieu of notice in accordance with our statutory obligations if the contract is terminated by us other than for cause. Notice periods range from six (6) months to twelve (12) months.

Cheung Wing Lam, Linus is employed by us pursuant to a service contract entered into on August 9, 2000. Mr Cheung’s service contract is currently terminable by us on 12 months’ notice. The service contract also provides for a single lump sum compensation payment by us if the contract is terminated by us other than for cause (as defined in the contract) during the first 3 years of the contract.

Audit Committee

The Audit Committee of the Board oversees the financial reporting process and the adequacy and effectiveness of our system of internal control. Its authority and duties are set out in written terms of reference and its responsibilities include the appointment, compensation and oversight of the external auditors. To ensure auditor independence, procedures have been adopted by the Audit Committee for the pre-approval of all auditing and any permitted non-audit services proposed to be undertaken by the external auditors.

The Audit Committee is comprised of Sir Roger Lobo (Chairman), Dr The Hon Li Kwok Po, David and Professor Chang Hsin-kang, each of whom is an independent non-executive director.

The Audit Committee meets at least three times a year to review, among other things, our financial statements, our internal financial reporting and compliance processes and internal controls, and the work program and activities of PCCW’s Group Internal Audit unit. The Audit Committee meets regularly with, and reviews and receives reports from, our management and external auditors.

Nomination Committee

On May 9, 2003, a Nomination Committee of the Board was established to ensure a fair and transparent procedure for the nomination of persons to be put forward to shareholders for election to the Board. The Nomination Committee meets as and when required and is comprised of a majority of independent non-executive directors. Members are Sir Roger Lobo (Chairman), Dr The Hon Li Kwok Po, David and Li Tzar Kai, Richard.

Remuneration Committee

On May 9, 2003, a Remuneration Committee of the Board was established comprising a majority of independent non-executive directors. Its principal roles are to determine policies on, and to oversee, the remuneration of the Executive Directors and to oversee and administer our share option scheme and other share incentive schemes. The Remuneration Committee meets as and when required. Members are The Hon Raymond George Hardenbergh Seitz (Chairman), Dr The Hon Li Kwok Po, David and Sir Roger Lobo.

Regulatory Compliance Committee

A Regulatory Compliance Committee comprising executive and non-executive directors, but excluding our Chairman and Chief Executive, Li Tzar Kai, Richard, was established during 2000. The committee was established in consultation with Telecommunications Authority and Broadcasting Authority. It reviews and monitors, amongst other things, dealings with the Hutchison Whampoa Group and Cheung Kong Holdings Group to ensure that all dealings between the PCCW Group and each of the Hutchison Whampoa Group and Cheung Kong Holdings Group are on arm’s-length terms. Members of the Regulatory Compliance Committee are Sir Roger Lobo (Chairman), Dr The Hon Li Kwok Po, David, Dr Fung Kwok King, Victor, Professor Chang Hsin-kang and Alexander Anthony Arena.

Executive Committee and subcommittees

The Executive Committee of the Board meets regularly and operates as a general management committee with overall delegated authority from the Board of Directors. The Executive Committee reports through the Chairman and Chief Executive to the Board of Directors.

The members of the Executive Committee are Li Tzar Kai, Richard (Chairman), Alexander Anthony Arena (Deputy Chairman), Yuen Tin Fan, Francis, Cheung Wing Lam, Linus, Michael John Butcher, Chung Cho Yee, Mico and Lee Chi Hong, Robert.

In January 2002, the Executive Committee established a new subcommittee structure to strengthen decision-making and oversight of all key operating and functional areas within PCCW. A Finance Committee, Operational Committee and Infrastructure Committee have been established comprising executive directors and members of senior management. Each subcommittee has defined terms of reference covering its authority and duties and is chaired by a director. The subcommittees meet frequently and report to the Executive Committee on a regular basis.

D.     Employees

We continue to face intensifying competition in the lead up to the full liberalization of the fixed line market in 2003.

In addition to the non-staff related costs efficiency measures implemented, various redundancy exercises and business initiatives were implemented in 2002 including the creation of 17 independent commercial subcontracting companies which involved approximately 1,600 employees. As of June 13, 2003, we had approximately 11,600 employees. About 85% of our current employees work in Hong Kong.

Certain changes to the PCCW Retirement Scheme (“Scheme”) will take effect from July 1, 2003. Currently, the Scheme comprises 7 defined benefit sections and 1 defined contribution section. One of the changes to the Scheme is to freeze the period of scheme service of the defined benefit sections of the Scheme as of June 30, 2003 while the other two determining factors (namely the scheme salary and the multiple) will continue to grow for the computation of the scheme benefits in respect of the members’ past services. These members have been offered the option to join the defined contribution section or the Mandatory Provident Fund (which is constituted in accordance with the legislation in Hong Kong) in respect of their future services.

A Joint Staff Council was established to consult with certain employees on various matters including the affairs of our Company.

Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. We do not recognise any labour unions, although we believe that some of our employees are members of unions. We believe that our relations with our employees are good.

E.     Share Ownership

      Directors’ Interest in Shares of PCCW and Certain Affiliated and Associated Companies

The following table sets forth information regarding the share ownership of our Directors at June 13, 2003 in us and our affiliated companies:

1.     Interests in PCCW

		Number of Ordinary Shares			Aggregate
					interests as
					percentage of
	Personal	Family	Corporate	Other	PCCW total
Name of Director	Interests	Interests	Interests	Interests	issued shares

Li Tzar Kai, Richard	—	—	1,703,609,012	36,726,857	37.40%
			(Note 1(a))	(Note 1(b))

Cheung Wing Lam, Linus	6,081	—	—	—	0.00%

Peter Anthony Allen	253,200	—	—	—	0.01%

Alexander Anthony Arena	760,200	—	—	—	0.02%
	(Note 2)

Michael John Butcher	1,187,600	—	—	—	0.03%
	(Note 3)

Chung Cho Yee, Mico	1,176,260	18,455	—	—	0.03%
		(Note 4(a))

Lee Chi Hong, Robert	992,600	511	—	—	0.02%
	(Note 5(a))	(Note 5(b))

Professor Chang Hsin-kang	64,000	—	—	—	0.00%

Dr The Hon Li Kwok Po, David	600,000	—	—	—	0.01%

2.     Interests in affiliated or associated companies

PCCW Japan

Aggregate principal amount of Exchangeable
Name of Director	Notes Outstanding (Japanese Yen)

Li Tzar Kai, Richard	199,752,000
(Note 6)

iLink Holdings Limited

		Number of Ordinary Shares

	Personal	Family	Corporate	Other
Name of Director	Interests	Interests	Interests	Interests

Chung Cho Yee, Mico	—	—	—	400,500,000
				(Note 4(b))

PCCW Capital Limited

Aggregate principal amount of Convertible Bonds Outstanding
Name of Director	(US$)

Li Tzar Kai, Richard	18,000,000
(Note 7)

Notes:

1.	(a) Li Tzar Kai, Richard holds the entire issued share capital of PCG. PCG holds the entire issued share capital of Pacific Century International Limited (“PCIL”) and Borsington Limited (“Borsington”). Borsington holds 2,242,000 ordinary shares of PCRD. PCIL holds the entire issued share capital of Pacific Century Group (Cayman Islands) Limited (“PCG(CI)”). PCG(CI) holds the entire issued share capital of Anglang Investments Limited (“Anglang”). Anglang holds 1,169,067,180 ordinary shares which represent more than one-third of the issued share capital of PCRD. PCG(CI) holds 1,160,991,050 ordinary shares which also represent more than one-third of the issued share capital of PCRD. Accordingly, Li Tzar Kai, Richard is deemed to be interested in an aggregate of 2,332,300,230 ordinary shares of PCRD (held through Borsington, Anglang and PCG(CI)).

PCRD holds 1,526,773,302 shares in PCCW, including 679,000 shares held in the form of 67,900 ADRs, which constitute approximately 32.81% of our entire issued share capital. PCG holds 20,354,286 shares, which constitute approximately 0.44% of our entire issued share capital. Li Tzar Kai, Richard also holds the entire issued share capital of Chiltonlink Limited which holds the entire issued share capital of PCD. PCD holds 156,481,424 shares, which constitute approximately 3.36% of our entire issued share capital. Accordingly, Li Tzar Kai, Richard is deemed to be interested in an aggregate of 1,703,609,012 shares (directly held by PCRD, PCG and PCD) in PCCW.

We have been notified that Li Tzar Kai, Richard has agreed to transfer some of his holdings of our ordinary shares to Michael John Butcher pursuant to an agreement dated May 22, 2002 (See “Note 3” below). In addition, we have been notified that on June 17, 2003, PCD has agreed, subject to certain terms and conditions, to transfer 6,483,000 of its holdings of our ordinary shares to So Chak-kwong, Jack in three equal annual installments commencing from the first anniversary of his employment with us.

(b) Yue Shun Limited, a subsidiary of Hutchison Whampoa Limited (“HWL”), holds 36,726,857 shares in PCCW. Cheung Kong (Holdings) Limited (“Cheung Kong”) through certain subsidiaries holds more than one-third of the issued share capital of HWL. Li Tzar Kai, Richard is a beneficiary of certain discretionary trusts which hold interests in Cheung Kong and HWL. As a beneficiary under these discretionary trusts, Li Tzar Kai, Richard is deemed under the Hong Kong Securities and Futures Ordinance (the “HKSFO”) to have an interest in the 36,726,857 shares in PCCW held by Yue Shun Limited.

2.	Alexander Anthony Arena holds 200 shares in the form of 20 ADRs.

3.	On May 22, 2002, Michael John Butcher and Li Tzar Kai, Richard entered into an agreement pursuant to which, Li Tzar Kai Richard agreed, subject to further terms and conditions, to transfer legal and beneficial ownership of an aggregate of 5,814,000 shares (or 1,162,800 shares which has been adjusted retrospectively to reflect the share consolidation which became effective on January 8, 2003) in PCCW in three equal annual installments on April 3, 2003, April 3, 2004 and April 3, 2005 to Michael John Butcher. On April 3, 2003, the first installment of 387,600 shares were transferred to Michael John Butcher.

4.	(a) Chung Cho Yee, Mico is deemed to be interested in 18,455 of our ordinary shares held by his spouse.

(b) Chung Cho Yee, Mico is deemed to be interested in 400,500,000 ordinary shares of iLink Holdings Limited, an associated corporation in which we hold a 47.9% interest, by virtue of being a beneficiary under a trust.

5.	(a) Lee Chi Hong, Robert and his spouse jointly hold 992,600 of our ordinary shares.

(b) Lee Chi Hong, Robert is deemed to be interested in 511 of our ordinary shares held by his spouse.

6.	Li Tzar Kai, Richard is deemed to be interested in the exchangeable notes of PCCW Japan (convertible into an aggregate of 609,000 ordinary shares of Yen 50 each of PCCW Japan) issued to Internet Ventures Technologies Limited, a company wholly-owned by Li Tzar Kai, Richard.

7.	Li Tzar Kai, Richard is deemed to be interested in the convertible bonds held by a subsidiary of Pacific Century Insurance Holdings Limited and PCG. These convertible bonds are issued by PCCW Capital Limited, our wholly-owned subsidiary and are convertible into our ordinary shares at a conversion price of US$5.0415 per share.

      Interest in Share Options

We have a share option scheme, under which we may grant options to our employees and Directors to subscribe for our ordinary shares. Details of the scheme are set out in Note 28(a) to the consolidated financial statements. Details of the outstanding options granted to our Executive Directors as at June 13, 2003 are as follows:

		Weighted Average
		Exercise	Outstanding number
Name of Director	Exercisable period (mm/dd/yy)	Price HK$	of share options

Yuen Tin Fan, Francis	08.26.2001 to 01.22.2011	31.80	8,534,000

Cheung Wing Lam, Linus	08.26.2001 to 01.22.2011	16.84	3,200,000

Peter Anthony Allen	08.17.2000 to 01.22.2011	26.94	629,200

Alexander Anthony Arena	08.17.2000 to 01.22.2011	25.13	6,400,000

Michael John Butcher	04.29.2003 to 04.29.2012	9.95	5,600,000

Chung Cho Yee, Mico	08.17.2001 to 01.22.2011	21.72	5,695,200

Other than as disclosed above, at no time during the year was PCCW or any of its subsidiaries, a party to any arrangements to enable its Directors to acquire benefits by means of the acquisition of shares in, or debentures of PCCW, or any other body corporate and none of the Directors, their spouses or their children under the age of 18, had any right to subscribe for the securities of PCCW, or had exercised any such right during the year.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

The following table sets out specified information with respect to the beneficial owners of 5% or more of our outstanding ordinary shares as of June 13, 2003, to the extent that such information is available to us or can be ascertained from public filings.

A change has recently been made to the Hong Kong legislation governing disclosure of interests in securities. Prior to this change, disclosure was governed by the Securities (Disclosure of Interests) Ordinance (the “SDI Ordinance”) which came into effect on September 1, 1991. The SDI Ordinance required any person who had an interest in voting shares of 10% or more of a company listed on The Stock Exchange of Hong Kong Limited which included us, to notify The Stock Exchange of Hong Kong Limited and the listed company of that interest and of changes therein. The SDI Ordinance also gave any such listed company power to require any person it knew to be, or has reasonable cause to believe was, or to have been within the previous three years, interested in its voting shares to disclose prescribed particulars of that interest. In this context, the term “interest” was widely defined and will generally include an interest of any kind in shares or ADSs. Failure to supply the information required could lead to a prohibition on their transfer of the relevant shares. Disclosure of interests in securities in Hong Kong is now governed by the Securities and Futures Ordinance (the “HKSFO”) which came into effect on April 1, 2003. Part XV of the HKSFO, in particular, the “Disclosure of Interests” rules, broadens the scope of the existing disclosure regime as contained in the SDI Ordinance which was repealed on the same date as the effective date of the HKSFO.

Under the HKSFO, any person who is interested in 5% or more of the voting shares in a listed corporation, is required to give notice to The Stock Exchange of Hong Kong Limited and to the listed company concerned.

The disclosure provisions of the HKSFO are very complex and require substantial shareholders to disclose both ‘long’ and ‘short’ positions relating to our share capital. Such positions cannot be assumed to be equivalent to beneficial ownership and therefore this table should be read with appropriate caution.

ADS holders are subject to the provisions of the SDI Ordinance or the HKSFO. Under its Deposit Agreement with us, Citibank N.A. as ADS Depositary, has agreed to co-operate with us with respect to enforcing the provisions of the SDI Ordinance or the HKSFO.

Name of shareholder	Notes	Number of shares	%

PCRD	1	1,526,773,302	32.81

Anglang Investments Limited (“Anglang”)	1	1,526,773,302	32.81

Pacific Century Group (Cayman Islands) Limited
(“PCG(CI)”)	1	1,526,773,302	32.81

Pacific Century International Limited (“PCIL”)	1	1,526,773,302	32.81

PCG	1	1,547,127,588	33.24

Li Tzar Kai, Richard	2	1,740,335,869	37.40

Intel Pacific, Inc	3	239,279,495	5.14

Intel Capital Corporation	3	291,703,219	6.27

Intel Corporation	3	291,703,219	6.27
_______________
Notes:
1.	PCRD holds 1,526,773,302 shares of PCCW, including 679,000 shares held in the form of 67,900 ADRs. Anglang and PCG(CI) each hold more than one-third of the issued share capital of PCRD. The entire issued share capital of Anglang is held by PCG(CI). In turn, the entire issued share capital of PCG(CI) is held by PCIL and the entire issued share capital of PCIL is held by PCG. As a result, each of Anglang, PCG(CI) and PCIL is deemed to be interested in the 1,526,773,302 shares of PCCW held by PCRD. In addition to its deemed interest under the HKSFO in the shares held by PCRD, PCG also has a direct holding of 20,354,286 shares of PCCW.

2.	Li Tzar Kai, Richard holds the entire issued share capital of PCG. PCG holds the entire issued share capital of PCIL and Borsington. Borsington holds 2,242,000 ordinary shares of PCRD. PCIL holds the entire issued share capital of PCG(CI). PCG(CI) holds the entire issued share capital of Anglang. Anglang holds 1,169,067,180 ordinary shares which represent more than one-third of the issued share capital of PCRD. PCG(CI) holds 1,160,991,050 ordinary shares which also represent more than one-third of the issued share capital of PCRD. Accordingly, Li Tzar Kai, Richard is deemed to be interested in an aggregate of 2,332,300,230 ordinary shares of PCRD (held through Borsington, Anglang and PCG(CI)). As described above, PCRD holds 1,526,773,302 shares of PCCW and PCG holds 20,354,286 shares of PCCW. Li Tzar Kai, Richard also holds the entire issued share capital of Chiltonlink Limited which holds the entire issued share capital of PCD. PCD holds 156,481,424 of our shares. As more fully described in Item 6.E above, a subsidiary of the Cheung Kong/Hutchison group of companies holds 36,726,857 shares in PCCW. Li Tzar Kai, Richard is a beneficiary of certain discretionary trusts which hold shares in the Cheung Kong/Hutchison group of companies and is therefore deemed under the HKSFO to be interested in these 36,726,857 shares. Accordingly, Li Tzar Kai, Richard is deemed to be interested in an aggregate of 1,740,335,869 shares of PCCW.

We have been notified that Li Tzar Kai, Richard has agreed to transfer some of his holdings of our ordinary shares to Michael John Butcher pursuant to an agreement dated May 22, 2002 (See “Note 3 of Item 6.E. Share Ownership”). In addition, we have been notified that on June 17, 2003, PCD has agreed, subject to certain terms and conditions, to transfer 6,483,000 of its holdings of our ordinary shares to So Chak-kwong, Jack in three equal annual installments commencing from the first anniversary of his employment with us.

3.	Intel Capital Corporation (“Intel Capital”), a wholly-owned subsidiary of Intel Corporation, and Intel Corporation, each is deemed under the HKSFO to be interested in 239,279,496 shares of PCCW beneficially owned by PCRD pursuant to the arrangements as described below.

On January 14, 2002, PCRD entered into a subscription agreement with Intel Capital, pursuant to which Intel Capital subscribed for US$100 million secured redeemable exchangeable bonds due 2006 to 2007 (“Intel Bonds”). On the same date, PCRD entered into a share charge agreement with Intel Pacific, Inc. (“Intel Pacific”) pursuant to which PCRD pledged 135,279,496 of its holding of our ordinary shares to Intel Pacific, acting as security trustee, to secure its obligations to Intel Capital under the Intel Bonds. Also on the same date,

PCRD entered into a securities lending agreement with Intel Capital pursuant to which PCRD lent 104,000,000 of its holding of our ordinary shares to Intel Capital.
Intel Pacific, a wholly-owned subsidiary of Intel Corporation, by reason of acting as security trustee is also deemed under the HKSFO to have interest in 239,279,495 shares of PCCW.
On June 11, 2003, PCRD and Intel Capital agreed to amend several terms contained in the existing documentation for the issue of the Intel Bonds, including, inter alia, the addition of a new event of default relating to the minimum percentage shareholdings by each of PCRD and Li Tzar Kai, Richard and certain restrictions on PCRD and Li Tzar Kai, Richard together disposing of shares in PCCW.

In addition to the above interest, Intel Capital and Intel Corporation, each have a discloseable interest in 52,423,723 shares of PCCW in respect of certain derivative interests held by Intel Capital under the HKSFO.

Save as disclosed above, we have not been notified of any other interests representing 5% or more of our issued share capital. Our major shareholders have voting rights that are identical to all the other shareholders.

As of December 31, 2002, a total of 23,268,770,370 ordinary shares were outstanding. As of December 31, 2002, 1,891,105,842 ordinary shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. We believe that, of such shares, approximately 138 million were held in the form of ADSs by approximately 800 holders in the United States. Effective from January 8, 2003, we effected a share consolidation by consolidating every five shares of HK$0.05 each in our issued and unissued share capital into one share of HK$0.25. This share consolidation resulted in a reduction in the number of our issued and outstanding shares from 23,268,770,370 to 4,653,754,074.

B.    Related Party Transactions

This section describes certain transactions between other parties with whom we have a relationship and us. This section should be read in conjunction with the description of significant transactions with related parties under the section heading, “Transactions with Related Parties”, under Item 5. Some of the transactions listed below do not constitute related party transactions for purposes of Form 20-F, but they were required to be disclosed by us as “connected person” transactions under Hong Kong rules for publicly listed companies and, consequently, are listed below for reasons of completeness.

1.	Our Chairman and Chief Executive and substantial shareholder, Li Tzar Kai, Richard is the son of Li Ka-shing, who is the Chairman, an Executive Director and the controlling shareholder of Hutchison Whampoa Limited (“HWL”) and its associated company, Cheung Kong (Holdings) Limited (together with their subsidiaries and affiliates, the “Hutchison Whampoa Group”). Li Tzar Kai, Richard has a personal interest in 110,000 shares in the Hutchison Whampoa Group (representing less than 0.01% of the outstanding shares of HWL) and he is also one of the discretionary beneficiaries of certain discretionary trusts which hold units in unit trusts which in turn are interested in certain shares of HWL. Since April 1, 2003 Li Tzar Kai, Richard has held one-third of the issued share capitals of two companies, which own all the shares in the trustee companies which act as trustees of such discretionary trusts and unit trusts. These trustee companies perform their functions as trustees independently without any reference to Li Tzar Kai, Richard. Notwithstanding the above, and in view of his small personal shareholding, his being a discretionary beneficiary and that the trustee companies act independently of him, we consider that Li Tzar Kai, Richard is not able to exert control or influence over the Hutchison Whampoa Group.

Additionally, the Hutchison Whampoa Group holds 36,726,857 of our ordinary shares. (See “Note 1 (b) of Item 6.E. Share Ownership”).

Li Tzar Kai, Richard was a Director of HWL and certain of its subsidiaries until August 16, 2000, the day before the acquisition of HKT became effective. His resignation was effected in order to avoid the potential for conflicts of interest between HKT’s and Hutchison Whampoa Group’s competing businesses in Hong Kong.

Certain businesses of the Hutchison Whampoa Group compete with certain aspects of our telecommunications businesses. In particular, HKTC and Reach each compete with, and interconnect their networks with, certain HWL subsidiaries, including Hutchison Global Communications Limited and Hutchison Telephone Company Limited which are fixed network and mobile communications operators, respectively, in Hong Kong. Such interconnection arrangements are established in the ordinary course of our businesses, on the basis of arm’s-length commercial agreements and in accordance with applicable telecommunications regulations in Hong Kong, as determined by Hong Kong’s Telecommunications Authority. HKTC is required under the terms of its FTNS license to interconnect its network with other licensees on a non-discriminatory basis.

We established a Regulatory Compliance Committee in consultation with the Telecommunications Authority and the Broadcasting Authority comprising Executive and Non-executive Directors, but excluding Li Tzar Kai, Richard, to review and monitor dealings with the Hutchison Whampoa Group to ensure that all dealings between us and the Hutchison Whampoa Group are on arm’s-length terms.

In light of the foregoing, we do not consider Li Ka-shing and the companies he controls, including the Hutchison Whampoa Group, to be related parties of ours, and any transactions with the Hutchison Whampoa Group are not being reported as related party transactions.

2.	On October 13, 2000, our wholly-owned subsidiary, HKTC, entered into agreements with Reach Networks relating to the supply of domestic connectivity services in Hong Kong by HKTC to Reach Networks and international connectivity services between Hong Kong and other countries by Reach Networks to HKTC. Pursuant to the original terms of the agreement for international connectivity services, for the first five years of operation subsequent to the formation of Reach, HKTC was required to acquire 90%, 90%, 80%, 70% and 60% per annum, respectively, of its total annual purchases of international connectivity services including international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from Reach Networks. The agreement for domestic connectivity services contemplates a reciprocal arrangement, whereby HKTC will provide local connectivity services to Reach Networks under similar terms and conditions. These agreements were subsequently amended on January 31, 2001 and further amended on April 15, 2003 such that we and Telstra have agreed to purchase 90% per annum of our and Telstra’s respective international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from Reach and its subsidiaries, or Reach Group, until repayment of the amended US$1.5 billion syndicated term loan facility of Reach on December 31, 2010 or earlier, at rates benchmarked at least annually to prevailing market prices. Reach Networks similarly must acquire 90% per annum of its local connectivity services from HKTC under the amended agreement for domestic connectivity services, similarly extended for the same period.

In addition, we entered into a one-year fixed price bulk purchase agreement for international connectivity services from January 1, 2002 to December 31, 2002, which committed us to aggregate purchase levels in 2002. Our commitments under these arrangements had regard to our future capacity needs and opportunities for growth as well as Reach’s minimum earnings requirements under its financing arrangements. Regulated services in Hong Kong were acquired in accordance with tariffs approved by the relevant regulatory authority and unregulated services were acquired in accordance with market prices. Purchases made by us for the year ended December 31, 2002 were approximately HK$1,443 million, compared to approximately HK$1,700 million in 2001.

On April 15, 2003, we, HKTC and Telstra entered into a capacity prepayment agreement with Reach and certain of its subsidiaries whereby we and Telstra each paid US$143 million (approximately HK$1,115 million) (in aggregate US$286 million (approximately HK$2,231 million)) for the prepayment of capacity to be used in the future. The payments (which will be compounded to reflect the time value of money) are to be applied against the cost of the services and capacity supplied to Telstra and us by the Reach Group as and when the Reach Group has available surplus cash in accordance with a prescribed formula.

3.	Avram Miller entered into a consulting agreement with us on August 17, 1999, prior to his election as our Director. Under the consulting agreement, Mr. Miller had agreed to serve as a consultant to us for an initial term of nine years from the date of that agreement. The consulting agreement was to continue on a year to year basis after the expiry of the initial term, unless, at least 90 days prior to the expiration of the initial term or any renewal term, either we or Mr. Miller gave written notice of determination not to renew the term of the consulting agreement. Under the consulting agreement, Mr. Miller had agreed to provide and has provided general advice and assistance to us which included, but was not limited to, advice and assistance with respect to strategic planning, joint venture opportunities, investment opportunities, introduction to companies and persons in business relevant or beneficial to us and our associated companies, licensing agreements and the raising of capital. We may have required Mr. Miller to perform services not only for us but also for any associated company where such services are consistent with Mr. Miller’s position with us.

We paid Mr. Miller a total sum of US$500,000 under the consulting agreement (the sum of US$250,000 was paid shortly after the execution of the consulting agreement and an additional sum of US$250,000 was paid to Mr. Miller on September 15, 2000). Apart from the aforementioned sum to which Mr. Miller was entitled under the consulting agreement, Mr. Miller was not entitled to any additional cash compensation from us by reason of his acting as a member of the Board of Directors. His only other remuneration (for his services to us and any associated company) was in the form of the share options. Mr. Miller resigned from the Board of Directors on September 5, 2002.

4.	On February 26, 2003 our wholly-owned subsidiary, PCC Investments Limited (“PCCI”), Commercial Radio Productions Limited (“CRP”), and PCC Skyhorse Holding Limited (“Skyhorse”) entered into an agreement (the “Agreement”) pursuant to which Skyhorse agreed to repurchase CRP’s entire shareholding in Skyhorse for HK$80 million. Skyhorse was a joint venture company established on November 7, 2000 in which PCCI held 60% of the issued share capital and CRP 40%. At the time the Agreement was entered into CRP was a substantial shareholder in Skyhorse and therefore a connected person of PCCW. The repurchase was conducted on normal commercial terms. Further details of this transaction were set out in our announcement dated February 26, 2003.

5.	In March 2003 we agreed to provide a loan of HK$10 million to Omnilink Technology Limited (our non wholly-owned subsidiary). The loan is repayable upon the giving of one month’s notice by PCCW and bears interest at 195 basis points over three-month HIBOR. The loan will be used by Omnilink Technology Limited to fund its working capital and capital expenditure requirements.

6.	On November 19, 2001 (as disclosed in our announcement of the same date) PCCW Communications (Japan) K.K. (“PCCW Communications”), our indirect wholly-owned subsidiary, entered into a five-year lease agreement (the “Lease”) with Pacific Century Group Japan Co., Ltd. (“PCGJ”) regarding the lease of certain office space in Pacific Century Place Marunouchi, Tokyo, Japan (the “Building”) owned by PCGJ at a monthly rent of approximately Yen 7.4 million (approximately HK$0.5 million) plus other monthly management expenses and a sub-lease agreement (the “Sub-Lease”) regarding the sub-lease of office space in the Building to PCGJ at a monthly rent of approximately Yen 3.1 million (approximately HK$0.2 million) plus other monthly management expenses and renovation costs. The Sub-Lease has a term of approximately four years and ten months. PCCW Communications also entered into a five-year lease agreement (the “Display Lease”) with The Pacific Century Place Marunouchi Owners Union (“PCPMOU”) regarding the lease of space for display of PCCW’s logo outside the Building at a monthly rent of Yen 0.95 million (approximately HK$0.06 million). A change was made to the arrangements described above when, on December 2, 2002, PCCW Communications entered into an agreement (the “Novation”) with PCGJ and a newly incorporated company (“New PCGJ Co., Ltd”). The Novation was required in connection with certain financing arrangements PCGJ entered into with a third party and does not impact on the substance of the arrangements. Its effect was to transfer PCGJ’s rights and obligations under the Sub-Lease to New PCGJ Co., Ltd. In the calendar year 2002 PCCW Communications paid HK$6,143,261 and HK$728,988 under the Lease and Display Lease respectively and received HK$2,624,674 under the Sub-Lease. Li Tzar Kai, Richard indirectly holds a 55% interest in the issued share capital of PCGJ and New PCGJ Co., Ltd. PCGJ is able to exercise 94% of the voting rights of PCPMOU. As PCGJ, New PCGJ Co., Ltd and PCPMOU are each associates of Li Tzar Kai, Richard, they are therefore connected persons of PCCW.

7.	During the year ended December 31, 2002, we and our wholly-owned subsidiaries, PCCW Services Limited (“PCCW Services”) and PCCW-HKT Limited (“HKT”), made advances from time to time to PCC Holdings Ltd. (“PCC”) and its subsidiaries (the “PCC Group Companies”) for financing their operations. The PCC Group Companies ceased to be connected persons of PCCW following the exercise, on October 31, 2002, by

Intel Pacific, Inc. of its right to dispose of its remaining shareholding in PCC pursuant to the option agreement dated September 15, 1999 made between PCCW, Intel Pacific, Inc. and PCC. In the period from January 1, 2002 to the time the PCC Group Companies ceased to be connected persons of PCCW a total amount of approximately HK$855 million was provided to the PCC Group Companies by PCCW, PCCW Services and HKT. The loan financing is unsecured, bears interest at a rate of 1.5% above the one month HIBOR rate and is repayable on demand.

8.	On April 25, 2000, we provided a guarantee as security for certain banking facilities to PCC for an amount up to US$477,000 (approximately HK$3.7 million) from The Hongkong and Shanghai Banking Corporation Limited (“HSBC”). This guarantee (which was required in connection with the operations of an associated company of PCC) remained in place during the year ended December 31, 2002.

9.	On March 22, 2002 we executed a corporate guarantee of HK$5,000,000 in respect of PCC (HK) Limited’s obligations to HSBC. PCC (HK) Limited is a PCC Group Company and therefore at the time of the execution of the corporate guarantee was our non wholly-owned subsidiary. This corporate guarantee was required in connection with the extension by HSBC of certain of PCCW’s guarantee/bonding facilities to PCC (HK) Limited.

10.	During the year ended December 31, 2002, HKT provided funding of approximately NT$37 million (approximately HK$8.5 million) to FIC Network Service, Inc. (our non wholly-owned subsidiary) for financing its operations. The funding is unsecured, bears interest at a rate of 1.5% above the one month HIBOR rate and is repayable on demand.

11.	In July 1999, Intel Corporation, the holding company of Intel Pacific, Inc., entered into a non-exclusive Technology Agreement with PCC which provides for the supply by Intel Corporation of comprehensive set-top and server-based solutions (the “Services”) to assist in the delivery of the combined content broadcast and Internet services generated by PCC. The contract sum for the Technology Agreement was US$11.1 million (approximately HK$87 million). Details of this arrangement have been previously disclosed by us in a shareholders’ circular dated August 21, 1999 and were approved by our shareholders at an extraordinary general meeting held on September 7, 1999. During the year ended December 31, 2002, Intel Corporation did not provide the Services to PCC and PCC did not pay any amount to Intel Corporation under the Technology Agreement. Intel Pacific, Inc. and its associates (including Intel Corporation) ceased to be connected persons of PCCW on April 22, 2002 when Intel Pacific, Inc. reduced its shareholding in PCC and thereby ceased to be a connected person of PCCW.

12.	During the year ended December 31, 2001, our publicly listed Japanese subsidiary, PCCW Japan, made advances from time to time to CS Now Corporation (“CS NOW”), a non wholly-owned subsidiary of PCCW Japan and discharged certain payments on behalf of CS NOW to independent third parties. A total amount of Yen 120 million (approximately HK$7.1 million) was provided by PCCW Japan to CS NOW. The loan financing was unsecured, bore interest at the Japanese prime plus 50 basis points and was repayable at the end of 2002. On October 31, 2002 PCCW Japan disposed of its entire shareholding in CS NOW and, as part of that transaction, the outstanding amount of the loan (approximately Yen 118.8 million (approximately HK$7.7 million)) was waived at the time of this disposal.

13.	On November 29, 2001, PCCW Japan made a loan to B-Factory Inc. (a non-wholly-owned subsidiary of PCCW Japan) of approximately Yen 30 million (approximately HK$1.8 million), which was unsecured, bore interest at the rate of 1.375% per annum and was repayable twelve months from that date. This loan was repaid in full (together with the interest thereon) on June 6, 2002. On the same day PCCW Japan provided a guarantee of up to Yen 60 million (approximately HK$3.9 million) to UFJ Bank for the benefit of B-Factory, Inc.

14.	During the year ended December 31, 2002, PCCW Services provided certain office, staff, administrative and support services to Pacific Century Matrix Limited (“PC Matrix”). The services were provided on normal commercial terms and were within the ordinary course of business of PCCW Services and PC Matrix. For the year ended December 31, 2002, the total charges for such services amounted to approximately HK$24.2 million in respect of which PC Matrix had paid HK$19.4 million as at December 31, 2002. Li Tzar Kai,

Richard holds an indirect 70% interest (approximately) in PC Matrix. As PC Matrix is an associate of Li Tzar Kai, Richard, it is a connected person of PCCW.
15.	During the year ended December 31, 2002, we paid to Pacific Century Insurance Company Limited (“PCI”) insurance premiums amounting to approximately HK$6.5 million in respect of group life and medical insurance (including clinical and hospitalisation) coverage for our employees. PCI is a wholly-owned subsidiary of PCIHL, of which PCRD held 45% as at December 31, 2002. PCRD is one of our substantial shareholders.

PCI is continuing to provide group life and medical insurance to us. The policies are on normal commercial terms and within the ordinary course of business of PCI and us. We have as of March 1, 2003 paid to PCI insurance premiums in respect of the current financial year amounting to approximately HK$2.7 million.

16.	PCRD, our substantial shareholder, has provided a rental guarantee on each of Towers A and B and the 6-storey commercial podium of Pacific Century Place, Beijing, the PRC. The two-year rental guarantee on Tower A expired in 2001. The two-year rental guarantee on Tower B of not less than US$3,573,549 (approximately HK$28 million) per annum commenced in June 2000. The two year rental guarantee of not less than US$12,028,526 (approximately HK$94 million) in respect of the podium commenced in July 2002.

Details of this guarantee have been previously disclosed by us in a shareholders’ circular dated July 7, 1999 and were approved by our shareholders at an extraordinary general meeting held on July 29, 1999.

C.	Interest of Experts and Counsel
Not applicable.

ITEM 8.      FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information

     Consolidated Statements and Other Financial Information

See Item 18 for PCCW’s financial statements.

      Legal Proceedings

Except as described below, neither we nor any of our subsidiaries is a defendant in any material litigation or arbitration of material importance, and no material litigation or claim is known by our Board of Directors to be pending or threatened against us or any of our subsidiaries.

Reach Networks Hong Kong Limited (formerly known as PCCW-HKT International Limited), or Reach Networks, has instituted legal proceedings against certain operators of telecommunications networks to recover lost revenue resulting from the activities of those operators whom we believe were involved in diversion of international telecommunications traffic in breach of our legal rights. The aggregate amount claimed in these proceedings is around HK$532 million.

With respect to the various actions that are pending, we consider the following to be material:

Plaintiff	Defendant	Date commenced	Court	Description of Proceedings	Relief Sought

Reach Networks	New World Telecommunications Limited (presently named in the proceedings as New World Telephone Limited)	February 3, 1999	High Court (HCCL No. 229 of 1999)	Improper diversion of delivery fees on inbound international traffic	HK$375 million
Reach Networks	Wharf T&T Limited	February 3, 1999	High Court (HCCL No.8 of 2000)	Improper diversion of delivery fees on inbound international traffic	HK$157 million

In connection with the legal proceedings instituted against it by Reach Networks, New World Telecommunications Limited has filed a counterclaim against Reach Networks for HK$94 million. In addition, there is a possibility that Reach Networks will file a re-amended statement of claim in respect of the legal proceedings against New World Telecommunications Limited in the amount of HK$435 million shortly. If such re-amended statement of claim is filed, the aggregate amount claimed in these proceedings will be increased. All or any of our actions may be successful or unsuccessful and no assurance can be given that any recovery will be possible.

Pursuant to the agreements for the transfer of our Internet protocol backbone operations to Reach, as part of our joint venture with Telstra, we retain the right to any proceeds if these proceedings are successful, and we will be solely responsible for the conduct of these proceedings and all costs and expenses incurred in connection with these proceedings.

On April 23, 2002, a writ of summons was issued against HKT, our indirect wholly-owned subsidiary, by New Century Infocomm Tech Co., Ltd. for its failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd., or TTNS, our indirect subsidiary, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to HK$90 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period January 1, 2001 to January 2, 2002 at 6.725% per annum, and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Cap. 4. However, this figure should be reduced by the current market value of shares in TTNS, which would be transferred to HKT in the event that the claimants were successful in their claim. A defence was filed on May 29, 2002. Based on legal advice received, the Directors consider that HKT has valid defences, therefore no provision has been made.

We have filed six appeals with the Competition Board on March 10, 2003, March 26, 2003 and April 7, 2003 in relation to the preliminary analyses issued by OFTA on broadband Type II unbundling, the decision by the TA dated March 17, 2003 not to stop the determination proceedings and the TA decision dated March 24, 2003 not to withdraw the preliminary analyses respectively. All these Competition Board appeals have been adjourned by the Chairman of the Competition Board while we pursue the judicial review we have commenced on the basis that the orders we are seeking in the Competition Board proceedings and the judicial review are substantially the same. Leave to judicially review the decision of the TA not to stop the determination proceedings has been granted and on May 23, 2003 an interim stay of the determinations proceedings was granted pending the hearing of the judicial review. On June 20, 2003, Wharf T&T Limited, as an interested third party, also intervened in the judicial review and the judicial review proceedings are therefore ongoing and the final outcome is not yet certain.

The Stock Exchange of Hong Kong Limited (the “HKSE”) is investigating certain matters relating to our preliminary approach to Cable and Wireless plc (“C&W”) in December 2002 seeking to initiate discussions regarding a possible transaction to take C&W private. We are cooperating fully with the HKSE. We believe that we and our executive directors complied fully with the disclosure obligations under the HKSE rules and our HKSE Listing Agreement in connection with these matters. However, no assurance can be given as to how long this matter will take to conclude or whether it will result in action by the HKSE against us and/or certain of our executive directors.

B.      Significant Changes

See Item 18.

ITEM 9.      THE OFFER AND LISTING

A.      Offer and Listing Details

      Market Price Information

The following tables set forth the high and low sales prices per share of our ordinary shares listed on The Stock Exchange of Hong Kong Limited and the high and low prices per share of our American Depositary Shares (each representing 10 of our ordinary shares) listed on the New York Stock Exchange, Inc., for the fiscal year ended December 31 of each year indicated below, as of the end of each fiscal quarter indicated below, and for each month of the six-month period ending May 31, 2003:

	HIGH		LOW

	Ordinary Shares	ADSs	Ordinary Shares	ADSs
	(HK$)	(US$)	(HK$)	(US$)

2002	12.000	15.750	4.400	5.500
	(Note 4)	(Note 4)	(Note 4)	(Note 4)
2001	26.500	33.750	8.050	10.050
	(Note 4)	(Note 4)	(Note 4)	(Note 4)
2000	139.295	100.000	23.625	28.750
	(Note 3)	(Note 4)	(Note 4)	(Note 4)
1999	99.975	N/A	1.430	N/A
	(Note 3)		(Note 2)
1998	10.535	N/A	3.180	N/A
	(Note 1)		(Note 2)
2002:
First Quarter	12.000	15.750	9.000	11.050
	(Note 4)	(Note 4)	(Note 4)	(Note 4)
Second Quarter	10.500	13.500	8.950	11.000
	(Note 4)	(Note 4)	(Note 4)	(Note 4)
Third Quarter	9.200	11.500	5.400	6.800
	(Note 4)	(Note 4)	(Note 4)	(Note 4)
Fourth Quarter	7.950	10.500	4.400	5.500
	(Note 4)	(Note 4)	(Note 4)	(Note 4)
2001:
First Quarter	26.500	33.750	14.875	19.000
	(Note 4)	(Note 4)	(Note 4)	(Note 4)
Second Quarter	15.125	19.950	10.750	14.050
	(Note 4)	(Note 4)	(Note 4)	(Note 4)
Third Quarter	12.375	15.850	8.050	10.050
	(Note 4)	(Note 4)	(Note 4)	(Note 4)
Fourth Quarter	13.000	17.000	9.250	11.800
	(Note 4)	(Note 4)	(Note 4)	(Note 4)
December 2002	7.750	9.850	5.850	7.350
	(Note 4)	(Note 4)	(Note 4)	(Note 4)
January 2003	7.100	8.990	6.150	7.690
February 2003	6.350	7.900	4.950	6.300
March 2003	5.200	6.530	4.375	5.550

	HIGH		LOW

	Ordinary Shares	ADSs	Ordinary Shares	ADSs
	(HK$)	(US$)	(HK$)	(US$)

April 2003	5.100	6.470	4.350	5.550
May 2003	5.500	7.030	4.875	6.000
_________ Notes:
(1)	Adjusted for share split 1 into 10 with effect from June 30, 1998, share consolidation 5 into 1 with effect from August 3, 1999, rights issue 30 for 1000 @HK$6.500 with effect from November 6, 2000 and share consolidation 5 into 1 with effect from January 8, 2003.

(2)	Adjusted for share consolidation 5 into 1 with effect from August 3, 1999, rights issue 30 for 1000 @HK$6.500 with ex-date of November
6, 2000 and share consolidation 5 into 1 with effect from January 8, 2003.

(3)	Adjusted for rights issue 30 for 1000 @HK$6.500 with effect from November 6, 2000 and share consolidation 5 into 1 with effect from January 8, 2003.

(4)	Adjusted for share consolidation 5 into 1 with effect from January 8, 2003.

B.      Plan of Distribution

     Not applicable.

C.      Markets

      Markets on which Our Ordinary Shares Trade

Our ordinary shares are listed on The Stock Exchange of Hong Kong Limited under the code number “008”. ADSs, each representing 10 of our ordinary shares, have been listed on the New York Stock Exchange, Inc. under the symbol “PCW” since August 22, 2000.

D.      Selling Shareholders

      Not applicable.

E.      Dilution

      Not applicable.

F.      Expenses of the Issue

      Not applicable.

ITEM 10.      ADDITIONAL INFORMATION

A.      Share Capital

      Not Applicable.

B.      Memorandum and Articles of Association

Our company is registered in Hong Kong and has been assigned company number 69030. Set forth below is a brief summary of certain provisions of our Memorandum and Articles of Association amended on January 7, 2003. This summary does not purport to be complete and is qualified in its entirety by reference to our Memorandum and Articles of Association, which are filed as Exhibit 1 to this annual report.

     Purpose

As it is typical of companies registered in Hong Kong, our objects, which are detailed in the Memorandum of Association, are broad and wide-ranging and include carrying on the business of an investment and holding company, telecommunications equipment business, and property development company.

      Directors

Subject to certain exceptions, Directors do not have power to vote at Board Meetings on matters in which they have a material interest. Directors do not have power to vote at Board Meetings on matters concerning their own appointment or compensation or the terms thereof, as the case may be.

The Board of Directors may exercise all the powers of PCCW to borrow money. Variation of these borrowing powers would require the passing of a special resolution of our shareholders.

The Board of Directors has the power at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board subject to the approval of the Executive Chairman. Any Director so appointed shall hold office only until our next following annual general meeting and shall then be eligible for re-election. Pursuant to section 157A of the Companies Ordinance, Hong Kong, resolutions proposing the re-election of Directors at a general meeting of a company must be proposed in respect of each individual Director seeking re-election, unless it has been agreed by a unanimous vote at that meeting that a single resolution may be proposed for the re-election of two or more Directors. One-third (or the number nearest to but not greater than one-third) of the Directors shall retire and offer themselves for re-election at each annual general meeting of the Company.

Directors are not required to retire at a particular age. Directors are not required to beneficially own our shares.

      Rights, preferences and restrictions attaching to shares

Following the consolidation of every five issued and unissued shares of HK$0.05 each in our capital into one new share of HK$0.25 which became effective on January 8, 2003, our share capital is divided into 6,400,000,000 ordinary shares with a nominal value of HK$0.25 each. Currently, we have only one class of ordinary shares outstanding. In order to vary the rights attached to any class of shares, the consent in writing of the holders of three quarters in nominal value of the issued shares of that class or the sanction of a special resolution passed at a general meeting of such holders is required.

Our Directors may recommend the payment of dividends to shareholders out of our profits. Dividends shall not exceed the amount recommended by our Directors and will not carry interest. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by our Directors and revert to us. We may cease sending checks for dividend entitlements or dividend warrants by post if such checks or warrants have been left uncashed on two consecutive occasions or after the first occasion on which such a check or warrant is returned undelivered.

At any general meeting on a show of hands, shareholders present in person or by duly authorized representatives shall have one vote, and on a poll every shareholder present in person or by proxy or by duly authorised representative shall have one vote for every fully paid ordinary share held. On a poll, a shareholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

In the event that we are to be wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may, with the authority of a special resolution, divide among the shareholders in specie or kind the whole or any part of our assets and whether or not the assets consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

      Alteration of Capital

We may from time to time by ordinary resolution increase the capital by such sum, to be divided into ordinary shares of such amount, as the resolution shall prescribe.

Except so far as otherwise provided by the conditions of issue or by our Articles of Association, any capital raised by the creation of new shares shall be subject to the same provisions with reference to payment of calls and installments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise as the ordinary shares in the original capital.

We may, by ordinary resolution, (a) consolidate and divide all or any of our capital into ordinary shares of larger, or smaller amount than our existing ordinary shares; (b) cancel any ordinary shares that, at the date of passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the ordinary shares so cancelled; and (c) subdivide our existing ordinary shares or any of them into ordinary shares of smaller amount than is fixed by our Memorandum of Association, subject nevertheless to the provisions of the Companies Ordinance, Hong Kong.

We may by special resolution reduce our share capital, any capital redemption reserve fund or any share premium account in any manner authorized, and subject to, any conditions prescribed by law.

      Shareholder Meetings

Each year we must hold a general meeting as our annual general meeting in addition to any other meeting in that year and must specify the meeting as such in the notices calling it. Not more than fifteen months may elapse between one annual general meeting and the next. All general meetings other than annual general meeting are called extraordinary general meetings.

An annual general meeting and meeting called for the passing of a special resolution must be called by at least 21 days’ notice in writing and a meeting other than an annual general meeting or a meeting for the passing of a special resolution must be called by at least 14 days’ notice in writing. The notice period is to be exclusive of the day of posting and the day on which it is served, which is deemed to be the next day following posting.

The notice is to specify the place, the day and the hour of meeting and, in the case of special business, the general nature of that business. Special business is any matter which is other than to sanction dividends, the reading, considering and adopting of the accounts and balance sheet, the reports of the Directors and auditors and other documents required to be annexed to the balance sheet, the election of Directors and appointment of auditors and other officers in the place of those retiring, the fixing of the remuneration of the auditors and the voting of remuneration or extra remuneration to the Directors.

The quorum for any general meeting is two members present in person or by proxy and entitled to vote. Any shareholder entitled to attend and vote at a meeting of PCCW or a meeting of any class of shares in PCCW is entitled to appoint another person as his proxy to attend and vote instead of him. On a poll votes may be given either personally or by proxy. A proxy need not be a shareholder. A shareholder may appoint more than one proxy to attend on the same occasion. Documents appointing a proxy must be deposited with us or the share registrar not less than forty-eight hours before the time of the meeting. The appointment of a proxy does not preclude a shareholder from attending and voting in person at the meeting and, in such case, the document appointing a proxy is deemed to be revoked.

      Rights of Non-resident or Foreign Shareholders

Under Hong Kong law, shareholders who are not residents of Hong Kong may hold, vote and transfer their shares in the same manner as Hong Kong residents.

      Transfer of Ordinary Shares

All transfers of ordinary shares may be effected by transfer in writing in the usual common form or in such other form as our Directors may accept. All instruments of transfer must be left at the registered office or at such other place as our Directors may appoint.

The instrument of transfer of any share must be executed by or on behalf of the transferor and by or on behalf of the transferee and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof. Nothing in our Articles of Association precludes our Directors from recognizing a renunciation of the allotment or provisional allotment of any share by the allottee in favor of some other person.

Our Directors may in their absolute discretion and without assigning any reason refuse to register a transfer of any share, not being a fully paid up share, to a person of whom they do not approve or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and they may also refuse to register any transfer of any share to more than four joint holders or any transfer of any share, not being a fully paid up share, on which we have a lien. No transfer shall be made to an infant or to a person of unsound mind or under other legal disability.

Our Directors may also decline to recognize any instrument of transfer unless (a) a fee of such amount as shall for the time being be prescribed by The Stock Exchange of Hong Kong Limited, or such lesser sum as our Directors shall from time to time require is paid to us for registering any transfer or other document relating to or affecting the title to the ordinary shares involved or for otherwise making an entry in the register relating to such ordinary shares; (b) the instrument of transfer is accompanied by the certificate of the ordinary shares to which it relates, and such other evidence as our Directors may reasonably require to show the right of the transferor to make the transfer; (c) the instrument of transfer is in respect of only one class of ordinary shares; (d) the ordinary shares concerned are free of any lien in favor of us; and (e) the instrument of transfer is properly stamped.

If our Directors shall refuse to register a transfer of any share, they must, within two months after the date on which the transfer was lodged with us, send notice of such refusal as required by Section 69 of the Companies Ordinance, Hong Kong.

Upon every transfer of ordinary shares the certificate held by the transferor must be given up to be cancelled and must forthwith be cancelled accordingly, and a new certificate must be issued to the transferee in respect of the ordinary shares transferred to him and if any of the ordinary shares included in the certificate so given up shall be retained by the transferor a new certificate in respect thereof must be issued to him. We must also retain the transfer.

The registration of transfers may be suspended and the register closed at such times and for such periods as our Directors may from time to time determine and either generally or in respect of any class of ordinary shares, provided always that such registration shall not be suspended or the register closed for more than 30 days in any year or, if the shareholders in general meeting approve, 60 days in any year.

      Repurchase of Ordinary Shares

So far as it is permitted by the Companies Ordinance, Hong Kong or any other ordinance and is made in accordance with any relevant rules or regulations issued by The Stock Exchange of Hong Kong Limited or the Hong Kong Securities and Futures Commission from time to time, we are authorized by our Articles of Association to repurchase our ordinary shares.

C.      Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by us and our subsidiaries within the two years preceding the filing date of this annual report and are or may be material:

1.	An agreement dated October 18, 2001 entered into between Profit Century Finance Limited (“Profit Century”) and Merrill Lynch International relating to the issue by Profit Century of the Japanese Yen 30,000 million (approximately US$250 million) 3.65% Guaranteed Notes due 2031 (the “Yen Notes”).

2.	A deed of guarantee by HKTC dated October 26, 2001 in respect of the issue of the Yen Notes referred to in the previous paragraph.

3.	An agency agreement dated October 26, 2001 entered into by Profit Century, HKTC and The Hongkong and Shanghai Banking Corporation Limited, as fiscal agent and principal paying agent, in respect of the issue of the Yen Notes referred to in paragraph 1.

4.	An agreement dated November 7, 2001 entered into between PCCW-HKT Capital Limited (“PCCW-HKT Capital”) and J.P. Morgan Securities Inc. relating to the issue by PCCW-HKT Capital of US$750 million 7¾% Guaranteed Notes due 2011 (the “US$750 million Notes”).

5.	An indenture dated November 15, 2001 entered into between PCCW-HKT Capital, HKTC and JPMorgan Chase Bank, as trustee, in respect of the US$750 million Notes referred to in the previous paragraph.

6.	An agreement dated November 19, 2001 entered into between PCCW-HKT Capital and J.P. Morgan Securities Inc. relating to the issue by PCCW-HKT Capital of US$250 million 7¾% Guaranteed Notes due 2011 (the “US$250 million Notes”).

7.	A first supplemental indenture dated November 26, 2001 entered into between PCCW-HKT Capital, HKTC and JPMorgan Chase Bank in respect of the US$250 million Notes referred to in the previous paragraph.

8.	An agreement dated December 21, 2001 between Profit Century Finance No. 2 Limited (formerly Pacific Century HKT Limited), as borrower, us, as guarantor, Excel Bright Properties Limited and Gain Score Limited, as obligors, Industrial and Commercial Bank of China (Asia) Limited, as co-ordinating arranger and The Industrial and Commercial Bank of China, Hong Kong Branch, as lender and agent in respect of a term loan and standby letter of credit facilities in the amount of HK$2,050,000,000.

9.	A content licence agreement dated December 31, 2001 entered into between Trans World International, Inc. (“TWI”) and us pursuant to which TWI granted to us a 10 year royalty free non-exclusive licence to use existing and future sports archive and programming owned by TWI and members of the TWI group.

10.	A programme licence agreement dated December 31, 2001 entered into between TWI and us pursuant to which TWI granted to us a 10 year royalty free non-exclusive license to use existing and future sports archive and programming owned by TWI and members of the TWI group.

11.	A subscription agreement dated December 31, 2001 entered into between World Productions Establishment (“WPE”) and us pursuant to which the consideration for the acquisition of the licenses referred to in the previous two paragraphs of approximately US$48 million (approximately HK$375 million) shall be satisfied by the allotment of 175 million of our new shares at a price of HK$2.15 per share on January 24, 2002 issued to WPE.

12.	A subscription agreement dated January 17, 2002 entered into between PCCW Capital No. 2 Limited (“PCCW Capital No.2”), HKTC, Morgan Stanley & Co. International Limited and us relating to the issue by PCCW Capital No. 2 of US$450 million 1% Guaranteed Convertible Bonds due 2007 (the “Convertible Bonds due 2007”).

13.	A trust deed dated January 29, 2002, between PCCW Capital No. 2, HKTC, The Law Debenture Trust Corporation p.l.c., as trustee, and us relating to the Convertible Bonds due 2007.

14.	An agreement dated March 7, 2002 between HKTC (as borrower) and a syndicate of banks represented by The Hongkong and Shanghai Banking Corporation Limited (as Facility Agent and Security Trustee) in respect of a term loan financing in the amount of HK$5,000 million.

15.	An agreement dated April 17, 2002 between HKTC (as borrower) and a syndicate of banks represented by The Hongkong and Shanghai Banking Corporation Limited (as Facility Agent and Security Trustee) in respect of a term loan financing in the amount of HK$5,000 million.

16.	An agreement dated June 28, 2002 between Telstra and us relating to, among other things, the disposal of 40% equity interest in the Regional Wireless Company to Telstra by us.

17.	Deed of Release dated June 28, 2002 executed by Telstra relating to the redemption of our US$750 million convertible bonds due 2007.

18.	US$190 million 5% mandatory convertible note due 2005 issued by us to Telstra on June 28, 2002 (“US$190 million Note”).

19.	Equitable Mortgage Amendment Deed dated June 28, 2002 between Telstra, Pacific Century Cable Holdings Limited and us relating to the extension of our security obligation in respect of the US$190 million Note.

20.	Security Trust Deed dated January 15, 2001, further supplemented by the Supplemental Security Trust Deed dated June 28, 2002 in respect of the US$190 million Note.

21.	US$54,377,474.94 5% Mandatory Convertible Note due 2005 issued by us on June 28, 2002, amended and restated with effect from April 25, 2003.

22.	An agency agreement dated January 24, 2003 entered into by PCCW Capital No.3 Limited (the “Issuer”), Deutsche Bank AG, Hong Kong Branch and us relating to the issue by the Issuer of US$456 million 7.88% Guaranteed Notes due 2013.

23.	An agreement dated March 14, 2003 between a syndicate of banks represented by The Hongkong and Shanghai Banking Corporation Limited (as Agent and Security Trustee) and us (as borrower) in respect of a term loan financing in the amount of HK$3,003 million.

24.	An agreement entered into by Telstra, Telstra Holdings Pty Limited, Telstra Holdings (Bermuda) No. 1 Limited, Pacific Century Cable Holdings Limited, Reach and us on October 13, 2000 relating to the business and operations of Reach, as amended and restated by a supplemental agreement dated January 31, 2001, further amended and restated by a supplemental agreement dated March 8, 2001, further amended and restated by a supplemental agreement dated, June 28, 2002, further amended and restated by a supplemental agreement dated July 22, 2002 and further amended and restated by a supplemental agreement dated April 15, 2003.

25.	An agreement dated October 13, 2000 between HKTC and Reach Networks relating to the supply of domestic connectivity services between Hong Kong and other countries by HKTC to Reach Networks as amended by an amendment agreement dated January 31, 2001 and further amended by an amendment agreement dated April 15, 2003; and an agreement dated October 13, 2000 between HKTC and Reach Networks relating to supply of international connectivity services between Hong Kong and other countries by Reach Networks to HKTC as amended by an amendment agreement dated January 31, 2001 and further amended by an amendment agreement dated April 15, 2003.

26.	PCCW Mandatory Convertible Note First Supplemental Deed dated April 15, 2003 between Telstra, Pacific Century Cable Holdings Limited and us.

27.	Capacity Prepayment Agreement dated April 15, 2003 between Reach Networks, Reach Global Services Limited, HKTC, Telstra, Reach, Reach Finance Limited and us.
28.	Subordination Deed dated April 15, 2003 between JPMorgan Chase Bank, Reach Networks and us, relating to the subordination of certain of our payment rights under the Capacity Prepayment Agreement mentioned above.

D.      Exchange Controls

No foreign exchange controls exist in Hong Kong and there is a free flow of capital into and out of Hong Kong. There are no restrictions on remittances of Hong Kong dollars or any other currency from Hong Kong to persons not resident in Hong Kong for the purpose of paying dividends or otherwise.

E.      Taxation

The following summary contains a description of the principal U.S. federal income and Hong Kong tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs by a U.S. Holder (as defined below). This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold ordinary shares or ADSs. In particular, this summary does not address considerations relevant to all categories of potential investors, some of which may be subject to special rules (including, but not limited to, financial institutions, insurance companies, tax-exempt organizations, certain U.S. expatriates, broker-dealers, traders in securities, persons that hold ordinary shares or ADSs as part of a straddle, hedge, conversion or other integrated transaction for tax purposes, U.S. Holders that own, directly or constructively, 5% or more of our ordinary shares, and persons whose “functional currency” is not the U.S. dollar), nor does it address U.S. state or local or other tax consequences. In addition, this summary deals only with U.S. Holders that will hold ordinary shares or ADSs as capital assets. This summary is based upon the tax laws of the United States and Hong Kong as in effect on the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. In addition, this summary assumes that all of the obligations and agreements set forth in the Deposit Agreement and any related agreements will be complied with in accordance with their terms. Holders or prospective purchasers of ordinary shares or ADSs are advised to consult their own tax advisers as to the United States, Hong Kong or other tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs in light of these particular circumstances, including the effect of any national, state or local tax laws of the jurisdiction or jurisdictions in which they are resident or domiciled.

For purposes of this discussion, a U.S. Holder is a beneficial owner of ordinary shares or ADS that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income tax without regard to its source.

In general, for U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying ordinary shares represented by those ADSs.

No reciprocal tax treaty exists between Hong Kong and the United States.

      Hong Kong Taxation

      Dividends

Under the existing Hong Kong profits tax law and practice, no tax is payable in Hong Kong by withholding or otherwise in respect of dividends payable by us.

      Gains or Loss On sale

No tax is payable in Hong Kong in respect of any gains arising on the sale or disposal of ordinary shares or ADSs if the gains is capital in nature. Any capital loss is not deductible nor can it be carried forward.

Hong Kong profits tax may be charged on any gains arising on the sale or disposal of the shares or ADSs if the gains are revenue in nature and if such sale or disposal forms part of a trade, profession or business carried on in Hong Kong. Gains from the sale of ADSs effected on the New New York Stock Exchange would be regarded as sourced outside Hong Kong and would therefore not be subject to Hong Kong profits tax.

      Stamp Duty

The ordinary shares constitute Hong Kong stock for the purposes of Hong Kong stamp duty. For such purposes any person who effects a sale or purchase of ordinary shares, or where the sale is effected by an agent, then such agent is required to execute a contract note evidencing such sale or purchase and to have that note stamped. Contract notes for the sale and purchase of Hong Kong stock are each required to be stamped at the rate of HK$1.00 for every HK$1,000 or part thereof (resulting in an aggregate stamp duty of HK$2 per HK$1,000) based on the value of the consideration or market value, whichever is greater. If, in the case of a sale or purchase of ordinary shares by a person who is not resident in Hong Kong, the stamp duty on either or both of the contract notes is not paid, the transferee will be liable to pay stamp duty on the instrument of transfer in an amount equal to the unpaid duty. In addition, if the stamp duty is not paid on or before the due date, a penalty of up to 10 times the duty payable may be imposed.

Upon the exchange of any ADSs for certificates representing ordinary shares or vice versa, stamp duty at the rate of HK$1.00 per HK$1,000 or part thereof is payable by the holder surrendering the ADSs or ordinary share certificates, as the case may be. In practice, stamp duty may not be payable if there is no change of beneficial ownership of the ADSs. Transfers of ADSs in jurisdictions outside of Hong Kong are not subject to Hong Kong stamp duty.

      Estate Duty

The ordinary shares are Hong Kong property for the purposes of the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong) and accordingly Hong Kong estate duty may be payable in respect thereof on the death of the owner of such ordinary shares. ADSs that are not physically located in Hong Kong are not, according to existing practice, regarded as Hong Kong property for such purposes and on that basis no Hong Kong estate duty is payable in respect of such ADSs.

Holders or purchasers of ADSs are advised to consult their professional advisers with respect to their individual circumstances.

      U.S. Federal Income Taxation

      Dividends

Subject to the passive foreign investment company rules discussed below, for U.S. federal income tax purposes, U.S. Holders will include in gross income the gross amount of any dividend paid by us out of current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income. Under recently enacted legislation, dividends received by non-corporate U.S. Holders on ordinary shares or ADSs may be subject to tax at lower rates than other types of ordinary income if certain conditions are met. U.S. Holders should consult their own tax advisors regarding the application of this legislation to their particular circumstances. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. Dollar value of the Hong Kong Dollar payment made, determined at the spot Hong Kong Dollar/U.S. Dollar rate on the date the dividend is actually or constructively received by the U.S. Holder in the case of ordinary shares, or by the Depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. Dollars will be treated as ordinary income or loss. Such gain or loss will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

For foreign tax credit limitation purposes, the dividend generally will be foreign source income, and generally will be treated separately, together with other items of “passive income”.

Distributions of additional ordinary shares to U.S. Holders with respect to their ordinary shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

      Gains or Loss On sale

Subject to the passive foreign investment company rules discussed below, upon the sale, exchange or other disposition of ordinary shares or ADS, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. Dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. Dollars) in such ordinary shares or ADSs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary shares or ADSs exceeds one year at the time of the disposition. In general, such gain or loss will be U.S. source gain or loss for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

Deposits of ordinary shares by U.S. Holders in exchange for ADSs and withdrawals by U.S. Holders of ordinary shares in exchange for ADSs will not result in the recognition of gain or loss for U.S. federal income tax purposes.

      U.S. Backup Withholding and Information Reporting

Information reporting requirements will apply to dividends in respect of the ordinary shares or ADSs and the proceeds received on the sale or disposition of the ordinary shares or ADSs paid within the United States, and in some cases outside of the United States, to a U.S. Holder unless the U.S. Holder is an exempt recipient, such as a corporation, and a backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability.

      Passive Foreign Investment Company Rules

We believe that we will not be considered a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for 2002. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill as reflected by market capitalization) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a United States Holder held an ADS or ordinary share, certain adverse consequences could apply to the United States Holder.

If we were treated as a PFIC for any taxable year during which a United States Holder held ordinary shares or ADSs, gain recognized by such United States Holder on a sale or other disposition of the ADS or ordinary share would be allocated ratably over the United States Holder’s holding period for the ADS or ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125% of the average of the annual distributions on ADSs or ordinary shares received by the United States Holder during the preceding three years or the United States Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to United States persons that may mitigate the adverse consequences resulting from PFIC status.

F.      Dividends and Paying Agents

Not applicable

G.      Statement by Experts

Not applicable.

H.      Documents on Display

Certain documents concerning our company which are referred to in this annual report will be either on file with the U.S. Securities and Exchange Commission or available for inspection at our principal place of business.

I.      Subsidiary Information

Not applicable.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a result of our borrowings, international operations and funding activities, we are exposed to market risk resulting from changes in interest rates and changes in foreign exchange rates relative to the Hong Kong dollar. From time to time, we enter into financial instruments such as currency forwards, interest rate and currency swaps, forward rate agreements and options to hedge our exposures and reduce the market risk. We do not undertake any speculative derivative trading activities.

A.      Interest Rate Risk

Based on our expectation of interest rate movements, we enter into forward rate agreements and other interest rate contracts to lock-in interest rates considered favorable to our future cash flow.

The table below summarizes the nominal and fair value, maturity and contract terms of the interest rate sensitive financial instruments that we held as at December 31, 2002 and at December 31, 2001, respectively, in Hong Kong dollars.

In addition, in January 2003, PCCW Capital No. 3 Limited, an indirect wholly-owned subsidiary of PCCW, issued US$ 456 million 7.88% guaranteed notes due 2013. The net proceeds from the issuance of the bonds were used for general corporate uses. The notes represent both interest rate and foreign exchange exposure to us.

In March 2003, PCCW drew down HK$3,003 million under a five year term loan facility for general corporate funding requirements. This facility is denominated in Hong Kong dollars and is floating rate in nature, as such represents an interest rate exposure to us.

Assets/Liabilities and Relative Instruments Subject to Interest Rate Risk, at December 31, 2002

	Maturities

	2003	2004	2005	2006	2007	Thereafter	Total	Fair value

	(in HK$ million, except %)
Assets:
Fixed Rate, HK$	3,341	-	-	-	-	-	3,341	3,341
Average Interest Rate (%)	1.28%	-	-	-	-	-	1.28%

Fixed Rate, US$	3,995	-	-	-	-	-	3,995	3,995
Average Interest Rate (%)	1.33%	-	-	-	-	-	1.33%

Fixed Rate, YEN	545	-	-	-	-	-	545	545
Average Interest Rate (%)	1.10%	-	-	-	-	-	1.10%

Liabilities:
Variable Rate, US$	-	-	-	-	-	(3,076)	(3,076)	(3,076)
Average Interest Rate (%)	-	-	-	-	-	2.89%	2.89%

Fixed Rate, US$	-	-	(10,099)	-	(3,510)	(7,799)	(21,408)	(23,115)
Average Interest Rate (%)	-	-	3.72%	-	1.00%	7.75%	4.74%

Variable Rate, HK$	-	-	-	-	-	(13,768)	(13,768)	(13,768)
Average Interest Rate (%)	-	-	-	-	-	2.39%	2.39%

Fixed Rate, YEN	(78)	-	-	-	-	(1,964)	(2,042)	(2,343)
Average Interest Rate (%)	1.40%	-	-	-	-	3.64%	3.56%

Others	(76)	(12)	(12)	-	-	(1,127)	(1,226)	(1,226)
Average Interest Rate (%)	5.47%	2.90%	3.44%	-	-	5.47%	5.43%

Relative Instruments:
Interest Rate Cap:
Notional Amount	150	-	-	-	-	-	150	0
Average Contract Rate	8%	-	-	-	-	-	8%
	Maturities

	2003	2004	2005	2006	2007	Thereafter	Total	Fair value

	(in HK$ million, except %)

Cross currency swap-
Receive fix US$, pay floating HK$
Notional Amount	-	-	1,482	7,800	-	-	9,282	415
Average Contract Rate	-	-	3.31%	5.43%	-	-	5.08%

Cross currency swap-
Receive fix YEN, pay floating US$
Notional Amount	-	-	-	-	-	1,950	1,950	244
Average Contract Rate	-	-	-	-	-	4.31%	4.31%

Cross currency swap-
Receive floating US$, pay floating HK$
Notional Amount	-	-	1,950	-	-	-	1,950	(4)
Average Contract Rate	-	-	3.88%	-	-	-	3.88%

Cross currency swap-
Receive fix US$, pay fix HK$
Notional Amount	-	-	12,090	-	-	-	12,090	144
Average Contract Rate	-	-	2.77%	-	-	-	2.77%

Receive 3M Average HIBOR, pay daily 3M Average HIBOR
Notional Amount	-	-	-	7,800	-	-	7,800	(8)
Average Contract Rate	-	-	-	1.55%	-	-	1.55%

Assets/Liabilities and Relative Instruments Subject to Interest Rate Risk, at December 31, 2001

	Maturities

	2002	2003	2004	2005	2006	Thereafter	Total	Fair value
	(in HK$ million, except %)
Assets:
Fixed Rate, HK$	2,793	-	-	-	-	-	2,793	2,793
Average Interest Rate (%)	1.75%	-	-	-	-	-	1.75%

Fixed Rate, US$	3,845	-	-	-	-	-	3,845	3,845
Average Interest Rate (%)	1.90%	-	-	-	-	-	1.90%

Fixed Rate, YEN.	805	-	-	-	-	-	805	805
Average Interest Rate (%)	1.62%	-	-	-	-	-	1.62%

Liabilities:
Variable Rate, US$	-	-	-	(7,024)	-	(3,547)	(10,571)	(10,571)
Average Interest Rate (%)	-	-	-	3.28%	-	3.58%	3.38%

Fixed Rate, US$	-	-	-	(11,616)	-	(10,761)	(22,377)	(21,707)
Average Interest Rate (%)	-	-	-	3.89%	-	7.54%	5.64%

Fixed Rate, HK$	(18)	-	-	-	-	-	(18)	(18)
Average Interest Rate (%)	3.60%	-	-	-	-	-	3.60%

Variable Rate, HK$	(10)	-	-	(8,502)	-	(3,470)	(11,982)	(11,982)
Average Interest Rate (%)	5.13%	-	-	3.56%	-	3.86%	3.65%

Fixed Rate, YEN	-	-	-	-	-	(1,949)	(1,949)	(2,323)
Average Interest Rate (%)	-	-	-	-	-	3.25%	3.25%

Others	(250)	(1,006)	-	-	-	-	(1,256)	(1,256)
Average Interest Rate (%)	3.68%	6.30%	-	-	-	-	5.78%
	Maturities
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
	(in HK$ million, except %)
Relative Instruments:
Interest Rate Cap:
Notional Amount	190	-	-	-	-	-	190	0
Average Contract Rate	8%	-	-	-	-	-	8%

Cross currency swap-
Receive fix US$, pay floating HK$

Notional Amount	-	-	-	-	7,800	-	7,800	(347)
Average Contract Rate	-	-	-	-	5.24%	-	5.24%

Cross currency swap-
Receive fix YEN, pay floating US$
Notional Amount	-	-	-	-	-	1,950	1,950	(213)
Average Contract Rate	-	-	-	-	-	4.79%	4.79%

Cross currency swap-
Receive floating US$, pay floating HK$
Notional Amount	780	-	-	-	-	-	780	0
Average Contract Rate	3.17%	-	-	-	-	-	3.17%

B.      Foreign Exchange Risk

Based on our expectation of foreign exchange rate movements, we enter into foreign exchange transactions and currency swaps to reduce our exposure to exchange rate fluctuations that may impact actual payments in foreign currencies. In structuring such transactions, we take into account that since date October 17, 1983, the Hong Kong dollar has been officially linked to the US dollar at a rate of HK$7.80 to US$1.00.

The tables below summarize the nominal and fair value, maturity and contract terms of the foreign exchange sensitive financial instruments that were held as at date December 31, 2002 and at December 31, 2001, respectively, in Hong Kong dollars.

Assets/Liabilities and Relative Instruments Subject to Foreign Exchange Risk, at date December 31, 2002

	Maturities

	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
	(in HK$ million, except %)
Assets:
Fixed Rate, US$	3,995	-	-	-	-	-	3,995	3,995
Average Interest Rate (%)	1.33%	-	-	-	-	-	1.33%

Fixed Rate, YEN	545	-	-	-	-	-	545	545
Average Interest Rate (%)	1.10%	-	-	-	-	-	1.10%

Liabilities:
Variable Rate, US$	-	-	-	-	-	(3,076)	(3,076)	(3,076)
Average Interest Rate (%)	-	-	-	-	-	2.89%	2.89%

Fixed Rate, US$	-	-	(10,099)	-	(3,510)	(7,799)	(21,408)	(23,115)
Average Interest Rate (%)	-	-	3.72%	-	1.00%	7.75%	4.74%

Fixed Rate, YEN	(78)	-	-	-	-	(1,964)	(2,042)	(2,343)
Average Interest Rate (%)	1.40%	-	-	-	-	3.64%	3.56%

Others	(76)	(12)	(12)	-	-	(1,127)	(1,226)	(1,226)
Average Interest Rate (%)	5.47%	2.90%	3.44%	-	-	5.47%	5.43%

	Maturities

	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
	(in HK$ million, except %)
Relative Instruments:
Forward Exchange Contracts
Pay HK$/ Receive US$	1,245	-	-	-	-	-	1,245	0
Average contractual exchange rate	7.79965	-	-	-	-	-	7.79965

Pay SGD/ Receive US$	491	-	-	-	-	-	491	0

Average contractual exchange rate	1.73445	-	-	-	-	-	1.73445

Cross currency swap-
Receive fix US$, pay floating HK$
Notional Amount	-	-	1,482	7,800	-	-	9,282	415
Average contractual exchange rate	-	-	7.80	7.80	-	-	7.80

Cross currency swap-
Receive fix YEN, pay floating US$
Notional Amount	-	-	-	-	-	1,950	1,950	244
Average contractual exchange rate	-	-	-	-	-	120.0	120.0

Cross currency swap-
Receive floating US$, pay floating HK$
Notional Amount	-	-	1,950	-	-	-	1,950	(4)
Average contractual exchange rate	-	-	7.80	-	-	-	7.80

Cross currency swap-
Receive fix US$, pay fix HK$
Notional Amount	-	-	12,090	-	-	-	12,090	144
Average contractual exchange rate	-	-	7.80	-	-	-	7.80

Assets/Liabilities and Relative Instruments Subject to Foreign Exchange Risk, at December 31, 2001

	Maturities

	2002	2003	2004	2005	2006	Thereafter	Total	Fair value
	(in HK$ million, except %)
Assets:
Fixed Rate, US$	3,845	-	-	-	-	-	3,845	3,845
Average Interest Rate (%)	1.90%	-	-	-	-	-	1.90%

Fixed Rate, YEN	805	-	-	-	-	-	805	805
Average Interest Rate (%)	1.62%	-	-	-	-	-	1.62%

Liabilities:
Variable Rate, US$	-	-	-	(7,024)	-	(3,547)	(10,571)	(10,571)
Average Interest Rate (%)	-	-	-	3.28%	-	3.58%	3.38%

Fixed Rate, US$	-	-	-	(11,616)	-	(10,761)	(22,377)	(21,707)
Average Interest Rate (%)	-	-	-	3.89%	-	7.54%	5.64%

Fixed Rate, YEN	-	-	-	-	-	(1,949)	(1,949)	(2,323)
Average Interest Rate (%)	-	-	-	-	-	3.25%	3.25%

Others	(250)	(1,006)	-	-	-	-	(1,256)	(1,256)
Average Interest Rate (%)	3.68%	6.30%	-	-	-	-	5.78%

Relative Instruments:
Forward Exchange Contracts
Pay HK$ / Receive US$	2,264	-	-	-	-	-	2,264	2
Average contractual exchange rate	7.8081	-	-	-	-	-	7.8081

	Maturities

	2002	2003	2004	2005	2006	Thereafter	Total	Fair value
	(in HK$ million, except %)
Cross currency swap-
Receive fix US$, pay floating HK$
Notional Amount	-	-	-	-	7,800	-	7,800	(347)
Average contractual exchange rate	-	-	-	-	7.80	-	7.80

Cross currency swap-
Receive fix YEN, pay floating US$	-	-	-	-	-	1,950	1,950	(213)

Average contractual exchange rate	-	-	-	-	-	120.0	120.0

Cross currency swap-
Receive floating US$, pay floating HK$
Notional Amount	780	-	-	-	-	-	780	0
Average contractual exchange rate	7.7998	-	-	-	-	-	7.7998

C.      Equity Options

During 2002, we entered into certain derivative contracts, in the form of equity swap and equity option contracts, with a third party with the effect of entering into forward sale of a portion of certain quoted other investments plus written call options for the remaining portion of those quoted other investments. The deemed forward sale effectively eliminated our exposure to market price fluctuation and accordingly, the underlying quoted other investments were carried at the deemed forward price as at December 31, 2002. We received advance receipt of approximately HK$187 million for the deemed forward sales and the amount was included in other long-term liabilities in the consolidated balance sheet and is interest bearing at commercial rate. We recognized a gain of approximately HK$10 million for marking the quoted other investments to the deemed forward price and the gain has been reflected in net gains on investments. We also received premiums of approximately HK$25 million for the written call options with notional amount of approximately HK$71 million. The premiums received were recorded as deferred income and are being amortized into income on a straight-line basis over the life of the call options. The underlying quoted other investments were carried at market value at each balance sheet date and any unrealized holding gain or loss are recognized in the income statement in the period as it arises. The underlying quoted other investments for both the deemed forward sale and written call options have been placed as collateral for the above equity swap and equity option transactions.

Apart from the above, as at date December 31, 2002, we had other outstanding written equity call options with a total notional amount of approximately HK$157 million which was the same as that in 2001. Other than the equity options as aforementioned in previous paragraph, we did not receive premiums on writing new equity options in 2002, as compared to premiums of approximately HK$53 million in 2001. The premiums received were recorded as deferred income and are being amortized into income on a straight-line basis over the life of the related contracts.

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.      MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.      CONTROLS AND PROCEDURES

Within 90 days prior to the date of this report, the Company, under the supervision and with the participation of the Company’s management, including the Chairman and Chief Executive and the Group Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s Chairman and Chief Executive and Group Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

There have been no significant changes in the Company’s internal controls or other factors that could significantly affect internal controls subsequent to the date of the evaluation.

Internal Control

The directors are responsible for internal control at the Company and for reviewing its effectiveness. Procedures have been designed for safeguarding assets against unauthorized use or disposition; for maintaining proper accounting records; and for the reliability of financial information used within the business or for publication. Such procedures are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material errors, losses or fraud.

The key internal controls established within the PCCW Group include the following:

  Expenditure Authorization and Control. Authority to operate the various business units and subsidiaries within the Group is delegated to their respective business unit heads / managing directors within limits set by the Board of Directors of the Company or by the Executive Committee of the Board under powers delegated by the Board. Authorities are delegated downwards within the Group to the point where decisions can be taken most efficiently, with the aim of balancing effective oversight with operational flexibility.

  Business Planning and Performance Monitoring. The Group Finance department has established comprehensive management control systems incorporating planning, budgeting and monitoring arrangements for each business unit or subsidiary. The Group Finance department tracks key performance indicators on a monthly basis and regular reviews and assessments of progress against agreed targets are carried out by the Operational Committee in conjunction with operational management.

  Integrity of Records and Accounting Procedures. Detailed operational, financial and management reporting procedures and guidelines are established by the Group Finance department for application across the Group. These are designed to ensure that proper controls are in place for the recording of complete, accurate and timely accounting and management information. Regular reviews and audits are carried out to ensure that the preparation of financial statements is carried out in accordance with generally accepted accounting principles, the Group’s accounting policies and the laws and regulations applicable in each country of operations.

  Corporate Responsibility Policy. This policy comprises a set of rules adopted by the Executive Committee that apply to all employees, including directors and officers, throughout the PCCW Group. This policy is intended to be a clear and simple guide to the standards for the way we go about our business and to the corporate responsibilities of employees of PCCW. This includes guidance on obligations towards the Company; civic responsibilities; equal opportunities; safeguarding communications, company information and property; privacy of personal data; prevention of bribery and conflicts of interest; competition; and health and safety at work and the environment. This policy also describes procedures to enable employees to raise concerns with management and directors on a confidential basis.

  Corporate Functions. Centralized corporate functions have been given responsibility to set policies, procedures and standards in the areas of finance, treasury and debt execution, taxation, legal and regulatory affairs, company secretarial, risk management and compliance, human resources, mergers and acquisitions, corporate communications, purchasing and supply, property management and environmental protection. The Finance Committee has appointed a Compliance Coordinator to ensure proper co-ordination between these functional units and to promote management awareness of and conformance with all the Group’s governance policies and compliance obligations.

Group Internal Audit

Group Internal Audit was established to provide independent assurance to the Board and executive management on the adequacy and effectiveness of the internal controls for PCCW Group. The internal audit function is now an independent unit that was separated from PCCW’s Risk Management & Compliance unit in 2002. The director of Group Internal Audit has reporting lines to the Audit Committee, the Chairman and Chief Executive and the Group Chief Financial Officer.

Group Internal Audit adopts a risk and control based audit approach. The annual work plan of Group Internal Audit covers major activities and processes of the Group’s business and service units. All audit reports are communicated to the Audit Committee and key members of executive and senior management. Audit issues are tracked and followed up for proper implementation. Furthermore, progress of the audit issues is reported to the Audit Committee on a quarterly basis.

ITEM 16. RESERVED

PART III

ITEM 17.      FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.      FINANCIAL STATEMENTS

See pages F-1 through F-168

ITEM 19.      EXHIBITS

1.	Memorandum and Articles of Association of PCCW, as amended on January 7, 2003.
4.	(a)	An agreement dated October 18, 2001 entered into between Profit Century Finance Limited (“Profit Century”) and Merrill Lynch International relating to the issue by Profit Century of the Japanese Yen 30,000 million (approximately US$250 million) 3.65% Guaranteed Notes due 2031 (the “Yen Notes”) (incorporated by reference to Exhibit 4(gg) to PCCW’s Form 20-F filed for the fiscal year ended December 31, 2001 (“2001 Form 20-F”)).

	(b)	Deed of guarantee by HKTC dated October 26, 2001 in respect of the issue of the Yen Notes referred to paragraph (a) above (incorporated by reference to Exhibit 4(hh) of the 2001 Form 20-F).
(c)	An agency agreement dated October 26, 2001 entered into by Profit Century, HKTC and The
Hongkong and Shanghai Banking Corporation Limited, as fiscal agent and principal paying agent, in respect of the issue of the Yen Notes referred to paragraph (a) above (incorporated by reference to Exhibit 4(ii) of the 2001 Form 20-F).

(d)	An agreement dated November 7, 2001 entered into between PCCW-HKT Capital Limited (“PCCW-HKT Capital”) and J.P. Morgan Securities Inc. relating to the issue by PCCW-HKT Capital of US$750 million 7¾% Guaranteed Notes due 2011 (the “US$750 million Notes”) (incorporated by reference to Exhibit 4(jj) of the 2001 Form 20-F).

(e)	An indenture dated November 15, 2001 entered into between PCCW-HKT Capital, HKTC and JPMorgan Chase Bank in respect of the US$750 million Notes referred to paragraph (d) above (incorporated by reference to Exhibit 4(kk) of the 2001 Form 20-F).

(f)	An agreement dated November 19, 2001 entered into between PCCW-HKT Capital and J.P. Morgan Securities Inc. relating to the issue by PCCW-HKT Capital of US$250 million 7¾% Guaranteed Notes due 2011 (the “US$250 million Notes”) (incorporated by reference to Exhibit 4(ll) of the 2001 Form 20-F).

(g)	A first supplemental indenture dated November 26, 2001 entered into between PCCW-HKT Capital, HKTC and JPMorgan Chase Bank in respect of the US$250 million Notes referred to paragraph (f) above (incorporated by reference to Exhibit 4(mm) of the 2001 Form 20-F).

(h)	An agreement dated December 21, 2001 between Profit Century Finance No. 2 Limited (formerly Pacific Century HKT Limited), as borrower, PCCW, as guarantor, Excel Bright Properties Limited and Gain Score Limited, as obligors, Industrial and Commercial Bank of China (Asia) Limited, as coordinating arranger and The Industrial and Commercial Bank of China, Hong Kong Branch, as lender and agent in respect of a term loan and standby letter of credit facilities in the amount of HK$2,050,000,000.

	(i)	A content licence agreement dated December 31, 2001 entered into between PCCW and Trans World International, Inc. (“TWI”) (incorporated by reference to Exhibit 4(nn) of the 2001 Form 20-F).

(j)	A programme licence agreement dated December 31, 2001 entered into between PCCW and TWI (incorporated by reference to Exhibit 4(oo) of the 2001 Form 20-F).
(k)	A subscription agreement dated December 31, 2001 entered into between PCCW and World Productions Establishment (“WPE”) pursuant to which the consideration for the acquisition of the licences referred to paragraphs (i) and (j) of approximately US$48 million (approximately HK$375 million) shall be satisfied by the allotment of 175 million new PCCW shares at a price of HK$2.15 per share on January 24, 2002 issued to WPE (incorporated by reference to Exhibit 4(pp) of the 2001 Form 20-F).

(l)	A subscription agreement dated January 17, 2002 entered into between PCCW Capital No. 2 Limited (“PCCW Capital No.2”), PCCW, HKTC and Morgan Stanley & Co. International Limited relating to the issue by PCCW Capital No. 2 of US$450 million 1% Guaranteed Bonds due 2007 (the “Convertible Bonds due 2007”) (incorporated by reference to Exhibit 4(qq) of the 2001 Form 20-F).

(m)	A trust deed dated January 29, 2002, between PCCW Capital No.2, HKTC, PCCW and The Law Debenture Trust Corporation p.l.c., as trustee, relating to the Convertible Bonds due 2007 (incorporated by reference to Exhibit 4(rr) of the 2001 Form 20-F).

(n)	An agreement dated March 7, 2002 between HKTC (as borrower) and a syndicate of banks represented by The Hongkong and Shanghai Banking Corporation Limited (as Facility Agent and Security Trustee) in respect of a term loan financing in the amount of HK$5,000 million (incorporated by reference to Exhibit 4(ss) of the 2001 Form 20-F).

(o)	An agreement dated April 17, 2002 between HKTC (as borrower) and a syndicate of banks represented by The Hongkong and Shanghai Banking Corporation Limited (as Facility Agent and Security Trustee) in respect of a term loan financing in the amount of HK$5,000 million (incorporated by reference to Exhibit 4(tt) of the 2001 Form 20-F).

(p)	An agreement dated June 28, 2002 between PCCW and Telstra relating to, among other things, the disposal of 40% equity interest in the Regional Wireless Company to Telstra by PCCW (incorporated by reference to Exhibit No.1 to PCCW’s Form 6-K filed on July 29, 2002 (“Form 6-K”)).

(q)	Deed of Release dated June 28, 2002 executed by Telstra relating to the redemption of the US$750 million convertible bonds due 2007 (incorporated by reference to Exhibit No. 2 of the Form 6-K).
(r)	US$190 million 5% mandatory convertible note due 2005 issued by PCCW to Telstra on June 28, 2002 (“US$190 million Note”) (incorporated by reference to Exhibit No. 3 of the Form 6-K).
(s)	Equitable Mortgage Amendment Deed dated June 28, 2002 between Pacific Century Cable Holdings Limited, PCCW and Telstra relating to the extension of PCCW’s security obligation in respect of the US$190 million Note (incorporated by reference to Exhibit No. 4 of the Form 6-K).

(t)	Security Trust Deed dated January 15, 2001, in respect of the issue of convertible bonds (incorporated by reference to Exhibit 38 to PCCW’s Form 20-F filed for the fiscal year ended December 31, 2000 (“2000 Form 20-F”)), further supplemented by the Supplemental Security Trust Deed dated June 28, 2002 in respect of the US$190 million Note (incorporated by reference to Exhibit No. 5 of the Form 6-K).

(u)	US$54,377,474.94 5% Mandatory Convertible Note due 2005 issued by PCCW on June 28, 2002, amended and restated with effect from April 25, 2003.
(v)	An agency agreement dated January 24, 2003 entered into by PCCW Capital No. 3 Limited, PCCW and Deutsche Bank AG, Hong Kong Branch relating to the issue by PCCW Capital No. 3 Limited of US$456 million 7.88% Guaranteed Notes due 2013.

(w)	An agreement dated March 14, 2003 between a syndicate of banks represented by The Hongkong and Shanghai Banking Corporation Limited (as Agent and Security Trustee) and PCCW (as borrower) in respect of a term loan financing in the amount of HK$3,003 million.

(x)	A shareholders’ agreement entered into by Telstra, Telstra Holdings Pty Limited, Telstra Holdings (Bermuda) No. 1 Limited, PCCW, Pacific Century Cable Holdings Limited and Reach on October 13, 2000 relating to the formation of an international connectivity venture, as amended and restated by a supplemental agreement dated January 31, 2001, further amended and restated by a supplemental agreement dated March 8, 2001 (incorporated by reference to Exhibit 30 of the 2002 Form 20-F, further amended and restated by a supplemental agreement dated June 28, 2002, further amended and restated by a supplemental agreement dated July 22, 2002, and further amended and restated by a supplemental agreement dated April 15, 2003.

(y)	An agreement dated October 13, 2000 (as amended on January 31, 2001) between HKTC and Reach Networks relating to the supply of domestic connectivity services (incorporated by reference to Exhibit 41 of the 2000 Form 20-F) and further amended by an amendment agreement dated April 15, 2003; and an agreement dated October 13, 2000 (as amended on January 31, 2001) between HKTC and Reach Networks relating to supply of international connectivity services (incorporated by reference to Exhibit 41 of the 2000 Form 20-F) and further amended by an amendment agreement dated April 15, 2003.

(z)	PCCW Mandatory Convertible Note First Supplemental Deed dated April 15, 2003 between Telstra, PCCW and Pacific Century Cable Holdings Limited.
(aa)	Capacity Prepayment Agreement dated April 15, 2003 between Reach Networks, Reach Global Services Limited, HKTC, Telstra, Reach, Reach Finance Limited and PCCW.
(bb)	Subordination Deed dated April 15, 2003 between JPMorgan Chase Bank, Reach Networks and PCCW, relating to the subordination of certain of PCCW’s payment rights under the Capacity Prepayment Agreement mentioned above.

8.         List of Subsidiaries

10.(a)(1)   Certification Pursuant to Section 906 of the Sarbanes-Oxley Act

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has caused and authorized and undersigned to sign this annual report on its behalf.

Date: June 30, 2003

PCCW Limited

By:	/s/ Alexander Anthony Arena

	Name:	Alexander Anthony Arena
	Title:	Group Chief Financial Officer

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT

I, Li Tzar Kai, Richard, certify that:
1.	I have reviewed this annual report on Form 20-F of PCCW Limited;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.	The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6.	The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:	June 24, 2003
		By:	/s/ Li Tzar Kai, Richard

			Name:	Li Tzar Kai, Richard
			Title:	Chairman and Chief Executive

I, Alexander Anthony Arena, certify that:

1.	I have reviewed this annual report on Form 20-F of PCCW Limited;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.	The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6.	The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:	June 24, 2003
		By:	/s/ Alexander Anthony Arena

			Name:	Alexander Anthony Arena
			Title:	Group Chief Financial Officer

EXHIBITS INDEX

Exhibit Number		Description	Sequentially
Numbered Page

1.		Memorandum and Articles of Association of PCCW, as amended on January 7, 2003

4.	(h)	An agreement dated December 21, 2001 between Profit Century Finance No. 2 Limited (formerly Pacific Century HKT Limited), as borrower, PCCW, as guarantor, Excel Bright Properties Limited and Gain Score Limited, as obligors, Industrial and Commercial Bank of China (Asia) Limited, as co-ordinating arranger and The Industrial and Commercial Bank of China, Hong Kong Branch, as lender and agent in respect of a term loan and standby letter of credit facilities in the amount of HK$2,050,000,000.

	(u)	US$54,377,474.94 5% Mandatory Convertible Note due 2005 issued by PCCW on June 28, 2002, amended and restated with effect from April 25, 2003.

	(v)	An agency agreement dated January 24, 2003 entered into by PCCW Capital No. 3 Limited, PCCW and Deutsche Bank AG, Hong Kong Branch relating to the issue by PCCW Capital No. 3 Limited of US$456 million 7.88% Guaranteed Notes due 2013.

	(w)	An agreement dated March 14, 2003 between a syndicate of banks represented by The Hongkong and Shanghai Banking Corporation Limited (as Agent and Security Trustee) and PCCW (as borrower) in respect of a term loan financing in the amount of HK$3,003 million.

	(x)	Supplemental agreements dated June 28, 2002, July 22, 2002, and April 15, 2003, respectively, to the shareholders’ agreement entered into by Telstra, Telstra Holdings Pty Limited, Telstra Holdings (Bermuda) No. 1 Limited, PCCW, Pacific Century Cable Holdings Limited and Reach on October 13, 2000 (incorporated by reference to Exhibit 30 to PCCW’s Form 20-F filed for the fiscal year ended December 31, 2000 (“2000 Form 20-F”)) relating to the formation of an international connectivity venture.

(y)	Hong Kong Domestic Connectivity Agreement Amendment Agreement, dated April 15, 2003, an amendment to the agreement between HKTC and Reach Networks relating to the supply of domestic connectivity services, dated October 13, 2000, as amended on January 31, 2001 (incorporated by reference to Exhibit 41 of the 2000 Form 20-F); and the International Services Agreement (Hong Kong) Amendment Agreement No. 2, dated April 15, 2003, an amendment to the agreement between HKTC and Reach Networks relating to supply of international connectivity services October 13, 2000, as amended on January 31, 2001 (incorporated by reference to Exhibit 41 of the 2000 Form 20-F).

	(z)	PCCW Mandatory Convertible Note First Supplemental Deed dated April 15, 2003 between Telstra, PCCW and Pacific Century Cable Holdings Limited.

	(aa)	Capacity Prepayment Agreement dated April 15, 2003 between Reach Networks, Reach Global Services Limited, HKTC, Telstra, Reach, Reach Finance Limited and PCCW.

	(bb)	Subordination Deed dated April 15, 2003 between JPMorgan Chase Bank, Reach Networks and PCCW, relating to the subordination of certain of PCCW’s payment rights under the Capacity Prepayment Agreement mentioned above.

8		List of Subsidiaries

10.(a)(1)		Certification pursuant to Section 906 of the Sarbanes-Oxley Act

ITEM 18.      FINANCIAL STATEMENTS

INDEX

Page
PCCW Limited
Independent auditors’ report	F-2
Consolidated income statements for each of the years in the three-year period ended December 31, 2002	F-3
Consolidated statements of changes in equity for each of the years in the three-year period ended December 31, 2002	F-4
Consolidated balance sheets as at December 31, 2002 and 2001	F-6
Consolidated cash flow statements for each of the years in the three-year period ended December 31, 2002	F-8
Notes to the financial statements	F-10

Reach Ltd
Independent auditors’ report	F-117
Consolidated balance sheet as at December 31, 2002 and 2001	F-118
Consolidated statement of operations for the year ended December 31, 2002 and the period from September 22, 2000 to December 31, 2001	F-119
Consolidated statements of shareholders’ equity and comprehensive income for the year ended December 31, 2002 and for the period from September 22, 2000 to December 31, 2001	F-120
Consolidated statements of cash flows for the year ended December 31, 2002 and the period from September 22, 2000 to December 31, 2001	F-121
Notes to consolidated financial statements	F-124

Reach Ltd
Unaudited consolidated statement of operations for the period from February 7, 2001 to December 31, 2001	F-146
Unaudited consolidated balance sheet as at December 31, 2001	F-147
Unaudited consolidated statement of shareholders’ equity for the period from February 7, 2001 to December 31, 2001	F-148
Unaudited consolidated statement of cash flows for the period from February 7, 2001 to December 31, 2001	F-149
Notes to the unaudited consolidated financial statements	F-152

A.        INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of PCCW Limited
(Formerly Pacific Century CyberWorks Limited)
(Incorporated in Hong Kong with limited liability)

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statement of changes in equity and cash flow statements present fairly, in all material respects, the financial position of PCCW Limited and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. As discussed in Note 2(a) to the consolidated financial statements, the consolidated financial statements give retroactive effect to the Company’s adoption of a new accounting standard for deferred income taxes on January 1, 2002. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Hong Kong vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity at December 31, 2002 and 2001 to the extent summarized in Note 41 to the consolidated financial statements.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong,
March 20, 2003

B.        CONSOLIDATED INCOME STATEMENTS

For each of the years in the three-year period ended December 31, 2002
(Amounts expressed in millions of Hong Kong dollars except for (loss)/earnings per share)

(in accordance with HK GAAP)	Note	2002	2001	2000
			(Restated)	(Restated)
			(Note 38)	(Note 38)

Turnover	4	20,112	21,959	7,291

Operating profit before net gains/(losses) on investments, provision for impairment losses and restructuring costs	5	5,212	4,774	520
Gains/(Losses) on investments, net	6	13	767	(4,887)
Provision for impairment losses		(534)	(91)	(122,702)
Restructuring costs	7	(311)	-	-

Profit/(Loss) from operations	4	4,380	5,450	(127,069)
Finance costs, net	9	(1,997)	(3,056)	(2,356)
Share of results of jointly controlled companies		550	523	(100)
Share of results of associates		281	158	(63)
Share of results of unconsolidated subsidiaries	21(a)	-	152	790
Impairment loss for goodwill attributable to the interest in Reach Ltd. (“REACH”)	10	(8,263)	-	-
Losses on disposal of interests in Joint Venture (Bermuda) No. 2 Limited (“RWC”) and MobileOne Ltd. (“MobileOne”), net	11	(1,433)	-	-

(Loss)/Profit before taxation	8	(6,482)	3,227	(128,798)

Taxation, as previously stated		(1,406)	(1,433)	(522)

Prior period adjustment arising from adoption of new accounting standard for deferred taxation	38(a)(ii)	-	(549)	(32)

Taxation, as restated	13	(1,406)	(1,982)	(554)

(Loss)/Profit after taxation		(7,888)	1,245	(129,352)
Minority interests		126	98	23

(Loss)/Profit for the year attributable to shareholders	4	(7,762)	1,343	(129,329)

(Loss)/Earnings per share
- basic	15	(168.53 cents)	30.01 cents	(4,450.97) cents

- diluted	15	N/A	29.11 cents	N/A

The accompanying notes are an integral part of the financial statements.

C.       CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For each of the years in the three-year period ended December 31, 2002
 (Amounts expressed in millions of Hong Kong dollars)

(in accordance with HK GAAP)	Note(s)	2002	2001	2000
			(Restated)	(Restated)
			(Note 38)	(Note 38)

Total shareholders’ (deficit)/equity at January 1, as previously stated		(7,641)	(14,856)	11,351
Prior period adjustment arising from adoption of new accounting standard for deferred taxation	29 & 38(a)(ii)	(3,400)	(3,216)	(112)

Total shareholders’ (deficit)/equity at January 1, as restated		(11,041)	(18,072)	11,239

Adjustment in relation to the recognition of transitional obligation under an onerous share option agreement arising from adoption of new accounting standard for provisions, contingent liabilities, and contingent assets at January 1, 2001	38(b)(ii)	-	(3,234)	-
Adjustment in relation to the recognition of transitional liability of defined benefit retirement schemes arising from adoption of new accounting standard for employee benefits at January 1, 2002	29 & 38(a)(i)	(723)	-	-

		(11,764)	(21,306)	11,239

(Deficit)/Surplus on revaluation of properties, as previously stated	29	-	(301)	219
Prior period adjustment arising from adoption of new accounting standard for deferred taxation	29	-	96	(26)

(Deficit)/Surplus on revaluation of properties, as restated	29	-	(205)	193
Translation exchange differences	29	107	(159)	(63)

Net gains/(losses) not recognized in the consolidated income statement		107	(364)	130

Net (loss)/profit for the year, as previously stated		(7,762)	1,892	(129,297)
Prior period adjustment arising from adoption of new accounting standard for deferred taxation	29 & 38(a)(ii)	-	(549)	(32)

Net (loss)/profit for the year, as restated	29	(7,762)	1,343	(129,329)

C.       CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For each of the years in the three-year period ended December 31, 2002
(Amounts expressed in millions of Hong Kong dollars)

	Note	2002	2001	2000
			(Restated)	(Restated)
			(Note 38)	(Note 38)

Issue of ordinary shares and exercise of options, net of issuing expenses		965	2,641	148,079
Issue of shares under rights issue, net of issuing expenses		-	-	4,101
Issue of shares upon conversion of convertible bonds		-	-	882

Net increase in shareholders’ equity arising from capital transactions with shareholders		965	2,641	153,062

Realization of capital reserve on disposal of subsidiaries		-	-	(9)

Realization of goodwill on disposal of RWC	29	4,081	-	-
Impairment provision of goodwill attributable to REACH	29	8,263	-	-
Impairment provision of goodwill attributable to a subsidiary	29	194	-	-
Realization of goodwill on disposal of subsidiaries	29	-	33	-
Realization of goodwill on disposal of associates		-	-	48

Realization of goodwill on contribution of assets to a jointly controlled company, as previously stated	29	-	6,382	-
Prior period adjustment arising from adoption of new accounting standard for deferred taxation	29	-	269	-

Realization of goodwill on contribution of assets to a jointly controlled company, as restated	29	-	6,651	-

Goodwill arising from acquisitions of subsidiaries eliminated directly against reserves, as previously stated		-	-	(172,014)
Prior period adjustment arising from adoption of new accounting standard for deferred taxation		-	-	(3,046)

Goodwill arising from acquisitions of subsidiaries eliminated directly against reserves, as restated		-	-	(175,060)
Goodwill arising from acquisition of an associate eliminated directly against reserves	29	-	(39)	(376)
Goodwill arising from acquisition of jointly controlled companies eliminated directly against reserves		-	-	(167)
Effect of goodwill impaired during the year		-	-	122,390

Realization of/adjustment to goodwill previously eliminated against reserves		12,538	6,645	(53,165)

Total shareholders’ deficit at December 31		(5,916)	(11,041)	(18,072)

The accompanying notes are an integral part of the financial statements.

D.        CONSOLIDATED BALANCE SHEETS

As at December 31, 2002 and 2001
 (Amounts expressed in millions of Hong Kong dollars)

(in accordance with HK GAAP)	Note(s)	2002	2001
			(Restated)
			(Note 38)

ASSETS AND LIABILITIES
Non-current assets
Fixed assets	16	23,280	24,599
Properties held for/under development	17	4,357	2,047
Goodwill	18	1,304	1,318
Intangible assets	19	1,738	1,427
Investment in jointly controlled companies	21	3,505	2,910
Investment in associates	22	1,127	3,326
Investments	23	908	1,692
Net leases payments receivable	32	475	475
Other non-current assets		467	336

		37,161	38,130

Current assets
Properties held for sale	24(a)	2	-
Prepayments, deposits and other current assets	36	2,075	3,055
Inventories	24(b)	481	372
Amounts due from related companies	3(d)	45	268
Other investments	23(b)	394	630
Accounts receivable	24(c)	1,724	1,943
Cash and cash equivalents	31(d)	7,881	7,443

		12,602	13,711

Current liabilities
Short-term borrowings	24(e)	(154)	(278)
Accounts payable	24(f)	(1,160)	(691)
Accruals, other payables and deferred income	24(h) & 33(a)	(4,829)	(5,548)
Provisions	24(g)	(70)	(1,374)
Amounts due to related companies	3(d)	(373)	(499)
Gross amounts due to customers for contract work	24(d)	(10)	(48)
Advances from customers	3(b)	(1,221)	(1,487)
Taxation		(1,187)	(1,041)

		(9,004)	(10,966)

Net current assets		3,598	2,745

Total assets less current liabilities		40,759	40,875

The accompanying notes are an integral part of the financial statements.

D.       CONSOLIDATED BALANCE SHEETS (continued)

As at December 31, 2002 and 2001
 (Amounts expressed in millions of Hong Kong dollars)

	Note(s)	2002	2001
			(Restated)
			(Note 38)

Non-current liabilities
Long-term liabilities	25	(41,366)	(47,875)
Amounts due to minority shareholders of subsidiaries		(11)	(6)
Deferred taxation	30	(3,165)	(3,416)
Deferred income	33(a)	(19)	(7)
Defined benefit liability	27(a)	(586)	-
Other long-term liabilities		(1,120)	(68)

		(46,267)	(51,372)

Commitments and contingencies	34 & 35	-	-

Net liabilities		(5,508)	(10,497)

REPRESENTING:
Share capital	26	1,164	1,135
Deficit	29	(7,080)	(12,176)

Shareholders’ deficit		(5,916)	(11,041)

Minority interests		408	544

		(5,508)	(10,497)

The accompanying notes are an integral part of the financial statements.

E.       CONSOLIDATED CASH FLOW STATEMENTS

For each of the years in the three-year period ended December 31, 2002
(Amounts expressed in millions of Hong Kong dollars)

	Note	2002	2001	2000
			(Restated)	(Restated)
			(Note 39)	(Note 39)

NET CASH INFLOW FROM OPERATING ACTIVITIES	31(a)	3,917	5,716	3,754

INVESTING ACTIVITIES
Proceeds from disposals of fixed assets and other investments		20	203	678
Proceeds from partial disposal of a jointly controlled company		-	-	19
Proceeds from the formation of REACH and the disposal of RWC		-	21,696	-
Purchases of fixed assets		(1,611)	(2,415)	(1,951)
Purchases of intangible assets		(114)	-	(100)
(Increase)/Decrease in other non-current assets		(13)	15	(19)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	31(b)	-	(66)	(85,311)
Disposals of subsidiaries (net of cash and cash equivalents disposed of)	31(c)	-	-	41
Decrease in short-term bank deposits (non-cash equivalent portion)		-	1	593
Increase in properties held for/under development		-	-	(532)
Increase in properties held for sale		(2)	-	-
Decrease/(Increase) in restricted cash		-	-	669
Purchases of investments, investments in jointly controlled companies and associates		(144)	(365)	(4,037)
Proceeds from disposals of investments, investments in jointly controlled companies and associates		474	377	-
Proceeds from termination of cross currency swap contracts		332	-	-
Amounts received from jointly controlled companies and associates, net		283	-	-
Acquisition of additional interests in subsidiaries		-	(398)	-
Purchases of other investments		(37)	(29)	-
Dividend received		-	-	12,005

NET CASH (OUTFLOW)/INFLOW FROM INVESTING ACTIVITIES		(812)	19,019	(77,945)

The accompanying notes are an integral part of the financial statements.

E.       CONSOLIDATED CASH FLOW STATEMENTS (continued)

For each of the years in the three-year period ended December 31, 2002
(Amounts expressed in millions of Hong Kong dollars)

	Note	2002	2001	2000
			(Restated)	(Restated)
			(Note 39)	(Note 39)

FINANCING ACTIVITIES
Proceeds from issuance of shares and exercise of options, net of issuing expenses		-	8	11,615
Proceeds from rights issue, net of issuing expenses		-	-	4,101
Proceeds from issuance of convertible bonds		3,510	5,850	8,580
Expenses on issuance of convertible bonds		(173)	-	(148)
New loans raised		12,052	45,877	102,900
Interest paid		(1,159)	(2,383)	(2,068)
Finance charge paid		-	-	(1,159)
Decrease in long-term liabilities		-	(47)	-
Repayment of loans		(17,632)	(78,832)	(39,883)
Dividends paid to minority shareholders		-	-	(44)
(Decrease)/Increase in contributions from minority shareholders of subsidiaries		(2)	50	136
Decrease/(Increase) in restricted cash	36	685	(1,405)	-

NET CASH (OUTFLOW)/INFLOW FROM FINANCING ACTIVITIES		(2,719)	(30,882)	84,030

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		386	(6,147)	9,839

Exchange realignment		52	(115)	(55)

CASH AND CASH EQUIVALENTS
Beginning of year		7,443	13,705	3,921

End of year	31(d)	7,881	7,443	13,705

The accompanying notes are an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2002
(Amount expressed in Hong Kong dollars unless otherwise stated)

1	GROUP ORGANIZATION
PCCW Limited (formerly Pacific Century CyberWorks Limited) (the “Company”) was incorporated in Hong Kong and its securities have been listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) since October 18, 1994. The principal activities of the Company and its subsidiaries (the “Group”) are the provision of local and international telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in Hong Kong Special Administrative Region (“Hong Kong”); investment in and development of systems integration and technology-related businesses; and investment in and development of infrastructure and properties in Hong Kong and elsewhere in mainland China.

	a.	Acquisition of PCCW-HKT Limited (formerly Cable & Wireless HKT Limited)
On August 1, 2000, the High Court of Hong Kong granted an order (the “Court Order”) sanctioning the scheme of arrangement pursuant to section 166 of the Companies Ordinance to implement the acquisition of the entire issued share capital of PCCW-HKT Limited (“HKT”) by Doncaster Group Limited, an indirect wholly-owned subsidiary of the Company. On August 17, 2000, a copy of the Court Order was filed with the Companies Registry in Hong Kong and HKT became an indirect wholly-owned subsidiary of the Company.

	b.	Telstra Alliance
In February 2001, the Group formed a strategic alliance with Telstra Corporation Limited (“Telstra”) of Australia (“Telstra Alliance”) which provided for, amongst others, (i) the merger of certain of the businesses and assets of certain subsidiaries of the Company and Telstra, including the Internet Protocol (“IP”) Backbone business, to create a 50:50 joint venture to operate an IP Backbone business, named Reach Ltd. (“REACH”), for which the Group received cash from REACH of US$1,125 million (approximately HK$8,775 million), (ii) the purchase by Telstra of a 60 percent interest in a newly formed company, (“Regional Wireless Company” or “RWC”), for a cash consideration of US$1,680 million (approximately HK$13,100 million) that owns the Hong Kong wireless communications business contributed by the Company and (iii) the issuance of a convertible bond with a principal amount of US$750 million (approximately HK$5,850 million) to Telstra (“Telstra Bond”).

On June 28, 2002, the Company and Telstra entered into, and completed, an agreement relating to the following:

		i.	the sale by the Company of its entire 40 percent equity interest in RWC to Telstra for a consideration of approximately US$614 million (approximately HK$4,792 million);

		ii.	the redemption by the Company of the outstanding principal amount of the US$750 million (approximately HK$5,850 million) variable coupon subordinated convertible bond due 2007 (“Telstra Bond due 2007”) together with accrued interest of approximately US$54.38 million (approximately HK$424 million); and

		iii.	the issue by the Company of a US$190 million (approximately HK$1,482 million) 5 percent mandatory convertible note due 2005 (“Telstra Note due 2005”) to Telstra.

Please refer to note 11(a) for details of the loss on disposal of the 40 percent equity interest in RWC.

1	GROUP ORGANIZATION (continued)
	c.	Acquisition of Telecommunications Technology Investments Limited (“TTIL”)
In March 2001, the Group completed the acquisition of 100 percent of TTIL, a leading satellite-based network communication solutions provider in Asia, together with a shareholder’s loan of approximately HK$546 million for an aggregate consideration of approximately HK$803 million. The consideration was satisfied by the issuance of 183,634,285 ordinary shares of the Company at a price of HK$4.375 per share (note 26(e)).

	d.	Ultimate holding company
The directors consider Pacific Century Group Holdings Limited (“PCG”), a company incorporated in the British Virgin Islands (“BVI”), to be the ultimate holding company.

2	BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES
	a.	Statement of compliance
The financial statements have been prepared in accordance with applicable Statements of Standard Accounting Practice (“SSAP”) issued by the Hong Kong Society of Accountants (“HKSA”), accounting principles generally accepted in Hong Kong (“HK GAAP”) and the disclosure requirements of the Hong Kong Companies Ordinance. In particular, these financial statements reflect the adoption for the first time of SSAP 1 (revised) “Presentation of financial statements”, SSAP 11 (revised) “Foreign currency translation”, SSAP 15 (revised) “Cash flow statements”, SSAP 33 “Discontinuing operations” and SSAP 34 “Employee benefits” which became effective January 1, 2002, and have opted for adoption of SSAP 12 “Income taxes” which is effective for accounting periods commencing on or after January 1, 2003. The Group has followed the transitional arrangements and where appropriate has retrospectively adjusted its financial results for the year ended December 31, 2001, as required under SSAP 2 “Net profit or loss for the period, fundamental errors and changes in accounting polices”. Details of these adjustments are disclosed in note 38. These financial statements also comply with the disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange. Apart from the new SSAP 34 and the revised SSAP 12, the adoption of these new and revised SSAPs has not had a material financial impact on the preparation of these financial statements, although some comparative disclosures have been amended or extended.

	b.	Basis of preparation of the financial statements
The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties and the marking to market of certain investments in securities as further explained in the accounting policies set out below.

	c.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. All significant intra-group transactions and balances are eliminated on consolidation.

Unless otherwise indicated, the results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from or up to their effective dates of acquisition or disposal, as appropriate.

The equity and net income attributable to minority shareholders’ interests are shown separately in the balance sheet and income statement, respectively.

For subsidiaries which have accounting year ends different from the Group, the subsidiaries prepare, for the purpose of consolidation, financial statements as at the same date as the Group.

2	BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)
	d.	Turnover
Turnover represents (i) telecommunications and other service revenues, (ii) the amounts received and receivable in respect of goods sold, or sales of properties, (iii) amounts received and receivable from the rental of investment properties, and (iv) revenues from construction contracts.

	e.	Revenue recognition
Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, turnover and other revenue are recognized in the income statement on the following bases:

i.

Telecommunications and other services

Telecommunications services comprise the fixed line telecommunications network services and equipment businesses in Hong Kong.

Telecommunications service revenue based on usage of the Group’s network and facilities is recognized when the services are rendered. Telecommunications revenue for services provided for fixed periods is recognized on a straight-line basis over the respective periods.

Other service income is recognized when services are rendered to customers.

		ii.	Sales of goods Sales of goods are recognized when the significant risks and rewards of ownership of the goods have been transferred to customers.

iii.

Sales of properties
Income arising from sales of completed properties is recognized upon completion of the sale when title passes to the purchaser.

Income arising from the pre-sale of properties under development is recognized when legally binding unconditional sales contracts are signed and exchanged, provided that the construction work has progressed to a stage where the ultimate realization of profit can be reasonably determined and on the basis that the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development.

		iv.	Rental income Rental income from investment properties is recognized on a straight-line basis over the respective terms of the leases.

v.	Contract revenue
Revenue from a fixed price contract is recognized using the percentage of completion method, measured by reference to the percentage of estimated value of work done to date to total contract revenue.

vi.	Interest income
Interest income from bank deposits and interest bearing notes is recognized on a time apportioned basis on the principal outstanding and at the rate applicable. Any discount or premium from the interest bearing notes is amortized over the life of the notes.

		vii.	Commission income Commission income is recognized when entitlement to the income is ascertained.

		viii.	Dividend income Dividend income is recognized when the right to receive payment is established.

2	BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)
f.	Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rental income and expenses under operating leases are accounted for in the income statement on a straight-line basis over the period of the relevant leases.

g.

Fixed assets and depreciation
Fixed assets, excluding investment properties, are stated in the balance sheet at cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after a fixed asset has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the subsequent expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset beyond its originally assessed standard of performance, the expenditure is capitalized as an additional cost of the fixed asset and is depreciated over the original remaining useful life of the asset.

Depreciation is calculated on the straight-line basis at annual rates estimated to write off the cost of fixed assets over their expected useful lives. The annual rates are as follows:

		Land and buildings	Over the shorter of the lease term and the expected useful lives
		Exchange equipment	5 to 15 years
		Transmission plant	5 to 25 years
		Other plant and equipment	Over the shorter of 2 to 16 years and term of lease

A write-down is made if the recoverable amount of a fixed asset is below its carrying amount. The write-down is charged to the income statement as an expense unless it reverses a previous revaluation increase, in which case it is charged directly against any related revaluation reserve to the extent that the reduction does not exceed the amount held in the revaluation reserve in respect of the same item.

When fixed assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

h.	Investment properties
Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential and for the long term.

Investment properties are included in the balance sheet at their open market value, on the basis of an annual valuation by professionally qualified executives of the Group and by independent valuers at intervals of not more than three years. Changes in the value of investment properties are dealt with as movements in the property revaluation reserve. If the total of this reserve is insufficient to cover a reduction in the open market value on a portfolio basis, the excess is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

2	BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)
h.	Investment properties (continued)
Upon the disposal of an investment property, the relevant portion of the revaluation reserve realized in respect of previous valuations is released from the property revaluation reserve to the income statement as part of the gain or loss on disposal of the investment property.

No depreciation is provided on investment properties unless the unexpired lease term is 20 years or less, in which case depreciation is provided on their carrying value over the unexpired leases term.

i.	Impairment of assets
Internal and external sources of information are reviewed at each balance sheet date to identify indications that any of the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:

- fixed assets;

- investment in subsidiaries, associates and jointly controlled companies;

- intangible assets; and

- goodwill (whether taken initially to reserves or recognized as an asset).

If any such indication exists, the asset’s recoverable amount is estimated. For intangible assets that are not yet available for use, or are amortized over more than 20 years from the date when the asset is available for use or goodwill that is taken initially to reserves or amortized over 20 years from initial recognition, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized in the income statement whenever the carrying amount of an asset exceeds its recoverable amount.

i.	Calculation of recoverable amount
The recoverable amount of an asset is the greater of its net selling price and its value in use. Net selling price is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

ii.	Reversals of impairment losses
In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognized.

2	BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)
j.	Properties held for development
Properties held for development represent interests in land where construction has not yet commenced. Properties held for development are stated at cost less any provision for impairment in value. Costs include original land acquisition costs, costs of land use rights, and any direct development costs incurred attributable to such properties.

k.

Properties under development
Properties under development represent interests in land and buildings under construction. Properties under development for long-term purposes are stated at cost less any provision for impairment in value. Properties under development for sale, pre-sales of which have not yet commenced are carried at the lower of cost and net realizable value. Properties under development for sale for which pre-sales have commenced are stated at cost plus attributable profits less sale deposits, instalments received and receivable and any foreseeable losses.

Cost includes original land acquisition costs, costs of land use rights, construction expenditure incurred and other direct development costs attributable to such properties, including interest prior to the completion of construction.

Properties under development for long-term retention, on completion, are transferred to fixed assets or investment properties.

Properties under development for sale with occupancy permits expected to be granted within one year from the balance sheet date, which have either been pre-sold or are intended for sale, are classified under current assets.

l.

Trademarks
Trademarks are stated in the balance sheet within intangible assets at acquisition cost and are amortized on a straight-line basis over their expected future economic lives of 20 years. Where appropriate, provision is made for any impairment in value.

m.

 Goodwill
Goodwill arising on acquisition of a subsidiary, jointly controlled company or associate represents the excess of the purchase consideration over the Group’s share of the estimated fair value ascribed to the separable assets and liabilities of the subsidiary, jointly controlled company or associate at the date of acquisition.

Goodwill is capitalized and amortized on a straight-line basis over its estimated useful life ranging from 10 to 20 years. The amortization charge for each period is recognized as an expense.

Goodwill arising from transactions completed prior to January 1, 2001 was eliminated directly against reserves and is reduced by impairment losses. Any impairment loss identified is recognized as an expense.

On disposal of an interest in a subsidiary, a jointly controlled company or an associate, the attributable amount of goodwill not previously amortized through the consolidated income statement or which has previously been dealt with as a movement on group reserves is included in the calculation of the profit or loss on disposal.

F-15
2	BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)
n.

Subsidiaries
A subsidiary is a company in which the Company, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. A subsidiary is considered to be controlled if the Company has the power, directly or indirectly, to govern its financial and operating policies.

o.

 Associates
An associate is a company over which the Group has significant influence, but not control or joint control, and thereby has the ability to participate in its financial and operating policy decisions.

In the consolidated financial statements, investment in associates are accounted for using the equity method of accounting, whereby investments are initially recorded at cost and the carrying amounts are adjusted to recognize the Group’s share of post-acquisition profits or losses of the associates, distributions received from associates and other necessary alterations in the Group’s proportionate interests in the net assets of the associates arising from changes in the equity of associates that have not been included in the consolidated income statement.

p.

Joint ventures and jointly controlled companies
A jointly controlled company or a joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control and over which none of the participating parties has unilateral control. The Group has made investments in joint ventures in the People’s Republic of China (the “PRC”) in respect of which the partners’ profit-sharing ratios during the joint venture period and share of net assets upon the expiration of the joint venture period may not be in proportion to their equity ratios, but are as defined in the respective joint venture contracts.

Investments in jointly controlled companies or joint ventures are accounted for using the equity method of accounting, as described in note 2(o) above, in the Group’s consolidated financial statements.

Investments made by means of joint venture structures where the Group controls the board of directors or equivalent governing body and/or is in a position to exercise control over the financial and operating policies of the joint ventures are accounted for as subsidiaries.

q.	Unconsolidated subsidiaries
An unconsolidated subsidiary is a subsidiary that is excluded from consolidation. This arises when control is intended to be temporary because the subsidiary is acquired and held exclusively with a view to its partial or full disposal in the near future. To the extent the investments in unconsolidated subsidiaries are intended to be temporary, they are accounted for using the cost method of accounting and are recorded as current assets on the consolidated balance sheet. In respect of the portion of the investments in unconsolidated subsidiaries retained and intended to be held for the long term, they are accounted for using the equity method of accounting.

r.

 Investments
Held-to-maturity securities
Held-to-maturity securities are investments which the Group has the expressed intention and ability to hold to maturity. They are carried at amortized cost less any provision for impairment in value. Any discount or premium is amortized over the period to maturity and included in the income statement.

The carrying amounts of held-to-maturity securities are reviewed at each balance sheet date to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when the carrying amounts are not expected to be recovered and are recognized as an expense in the income statement.

F-16
2	BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)
r.

Investments (continued)
Investment securities
Investments, which include both debt and equity securities, intended to be held on a continuing basis, are classified as investment securities and are included in the balance sheet at cost less any provision for impairment in value.

The carrying amounts of investment securities are reviewed at each balance sheet date to assess whether fair values have declined below the carrying amounts. When such a decline has occurred, the carrying amount is reduced and the reduction is recognized as an expense in the income statement unless there is evidence that the decline is temporary.

Provisions against the carrying values of held-to-maturity securities and investment securities are reversed to the income statement when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Upon disposal of held-to-maturity securities and investment securities, any profit or loss thereon is accounted for in the income statement.

Other investments
Investments other than held-to-maturity securities and investment securities are classified as other investments and are carried at fair value in the balance sheet. Any unrealized holding gain or loss on other investments is recognized in the income statement in the period when it arises. Upon disposal of other investments, any profit or loss representing the difference between the carrying value of the investment and net sales proceeds is accounted for in the income statement.

The transfer of investments between categories is accounted for at fair value. For an investment transferred into the other investment category, the unrealized holding gain or loss at the date of transfer is recognized in the income statement immediately. Previously recognized unrealized holding gains or losses on investments transferred from other investment category are not reversed.

s.

Properties held for sale
Properties held for sale are stated at the lower of cost and net realizable value. Cost includes development and construction expenditure incurred, interest incurred during the construction period and other direct costs attributable to such properties. Net realizable value is estimated by the directors based on prevailing market prices, on an individual property basis, less any further costs expected to be incurred on disposal.

t.

Inventories
Inventories consist of trading inventories, work in progress and consumable inventories.

Trading inventories are carried at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Work-in-progress is stated at cost, which comprises labor, materials and overheads where appropriate.

Consumable inventories, held for use in the maintenance and expansion of the Group’s telecommunications systems, are stated at cost less provision for deterioration and obsolescence.

Cost is derived on the weighted average cost basis and comprises all costs of purchase, costs of conversion and other costs incurred in bringing inventories to their present location and condition.

F-17
2	BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)
u.

Construction contracts
The accounting policy for contract revenue is set out in note 2(e)(v) above. When the outcome of a construction contract can be estimated reliably, contract costs are recognized as expenses by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the full expected loss is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, revenue is recognized only to the extent that it is probable that the contract costs incurred will be recoverable and contract costs are recognized as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded at the net amount of costs incurred plus recognized profits less recognized losses and estimated value of work performed, and are presented in the balance sheet as “Gross amounts due from customers for contract work” (an asset) or “Gross amounts due to customers for contract work” (a liability), as applicable. Amounts billed, but not yet paid by customers, for work performed on a contract are included in the balance sheet under “Accounts receivable”.

v.

Cash equivalents
Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity when acquired, less bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management, and also advances from banks repayable within three months from the dates of advances.

w.

Provisions and contingent liabilities
A provision is recognized when, and only when, a company has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate of amount required. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

x.

Borrowing costs
Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are attributable to the acquisition, construction or production of an asset that necessarily involves a substantial period of time before the asset is ready for its intended use or sale, in which case the borrowing costs are capitalized as part of the cost of the asset.

Discounts or premiums relating to borrowings, ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings to the extent that they are regarded as adjustments to interest costs, are recognized as expenses over the period of the borrowing.

F-18
2	BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)
y.

Deferred taxation
Deferred taxation is provided using the liability method, on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from depreciation on fixed assets, revaluations of certain non-current assets, provisions for pensions, tax losses carried forward; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Before the adoption of SSAP 12 “Income taxes”, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of SSAP 12 “Income taxes” represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy (see note 38(a)(ii)).

	z.	Employee benefits
		i.	Salaries, annual bonuses, annual leave entitlements, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, provisions are made for the estimated liability as a result of services rendered by employees up to the balance sheet date.

ii.

The Group operates both defined benefit and defined contribution retirement schemes (including the Mandatory Provident Fund) for its employees, the assets of which are generally held in separate trustee - administered funds. The schemes are generally funded by payments from the relevant Group companies and, in some cases, employees themselves, taking account of the recommendations of independent qualified actuaries.

The Group’s contributions to the defined contribution schemes are charged to the income statement in the period to which the contributions relate.

For defined benefit retirement schemes, retirement costs are assessed using the projected unit credit method. Under this method, the cost of providing retirement benefits is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the schemes on an annual basis. The retirement benefit obligation is measured as the present value of the estimated future cash outflows using market yields on Exchange Fund Notes which have terms to maturity approximating the terms of the related liability. Scheme assets are measured at fair value. Actuarial gains and losses, to the extent that the amount is in excess of 10 percent of the greater of the present value of the defined benefit obligations and the fair value of the scheme assets, are recognized over the expected average remaining service lives of the employees. Past service costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested.

F-19
2	BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)
	z.	Employee benefits (continued)
In previous years, retirement costs in respect of the defined benefit retirement schemes were charged to the income statement based on actuarial determinations of contributions payable in that year, using the attained age method. The adoption of SSAP 34 “Employee benefits” in 2002 represents a change in accounting policy. As a result of this change, the opening deficit at January 1, 2002 has been increased by HK$723 million. Comparatives have not been restated (see note 38(a)(i)).

iii.

The Group grants employees shares of the Company under its share award schemes at nil consideration. The cost of shares is recognized in the balance sheet as prepaid expenses at the date of grant and amortized over the respective vesting period and recognized in the income statement as staff costs.

The Group also operates share option schemes where directors or employees are granted options to acquire shares of the Company at specified exercise prices. No compensation costs are recognized in the income statement.

		iv.	Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

aa.

Foreign currencies
Companies comprising the Group maintain their books and records in the primary currencies of their operations (the “respective functional currencies”).

In the financial statements of individual companies, transactions in other currencies during the year are translated into the respective functional currencies at the applicable rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in other currencies are translated into the respective functional currencies at the applicable rates of exchange in effect at the balance sheet date. All exchange differences are dealt with in the income statement.

For the purpose of preparing consolidated financial statements, the financial statements of the individual companies with functional currencies other than Hong Kong dollars are translated into Hong Kong dollars using the net investment method. Under this method, assets and liabilities of these individual companies are translated into Hong Kong dollars at the applicable rates of exchange in effect at the balance sheet date. Income and expenses are translated at the average exchange rates for the year. Share capital and other reserves are translated into Hong Kong dollars at historical rates. Exchange differences arising on translation are dealt with as movements in reserves.

bb.

Off balance sheet financial instruments and derivatives
Gains and losses on the revaluation and maturity of spot and forward foreign exchange contracts used for hedging purposes are recorded in the income statement and are offset against gains and losses arising from the foreign exchange transactions and revaluation of foreign currency denominated assets and liabilities which these contracts are hedging. Forward contracts undertaken for trading purposes are marked to market and the gain or loss arising is recognized in the income statement.

Interest rate swaps, forward interest rate agreements and interest rate options are used to manage exposure to interest rate fluctuations. The notional amounts are recorded off balance sheet. Interest flows are accounted for on an accrual basis. Interest income or expense arising from the interest rate swap contracts are netted off against the related interest income or expense applicable to the on-balance sheet items, which these financial instruments are hedging.

2	BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)
bb.

Off balance sheet financial instruments and derivatives (continued)
The notional amounts of equity and currency options are not reflected in the balance sheet.

Premiums received or paid on the respective written or purchased equity and currency options are amortized over the terms of these options (see note 33). Premium received or paid or unamortized balance of premium received or paid resulting from early termination of the financial instruments and derivatives are recognized in the income statement in the year of termination.

cc.

Management estimates

The presentation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

dd.

Segment reporting
A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Consistent with the Group’s internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenues, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenues, segment expenses and segment performance include transactions between segments. Inter-segment pricing is based on similar terms as those available to unaffiliated customers for similar services. These transactions are eliminated upon consolidation.

Segment capital expenditure represents the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets and liabilities, interest-bearing loans, borrowings, corporate and financing expenses and minority interests.

3	RELATED PARTY TRANSACTIONS
Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

	a.	During the year, the Group had the following significant transactions with related companies:
	2002	2001	2000
	HK$ million	HK$ million	HK$ million
Convertible bond interest payable to the ultimate holding company	293	293	23
Telecommunication service fees, rental charges and subcontracting charges from an associate and a jointly controlled company	848	1,150	-
Purchase of telecommunications services from an associate and a jointly controlled company	1,636	1,826	-

3	RELATED PARTY TRANSACTIONS (continued)
The above transactions were carried out after negotiations between the Group and the related parties in the ordinary course of business and on the basis of estimated market value as determined by the directors. In respect of transactions for which the price or volume has not yet been agreed with the relevant related parties, the directors have determined the relevant amounts based on their best estimation.

	b.	Advances from customers include an amount of HK$107 million (2001: HK$150 million) which represents prepaid advertising fees received and receivable from investee companies for advertising space on the broadband Internet and television network operated by the Group.

c.

A wholly-owned subsidiary of the Company and a jointly controlled company (“JV”) have entered into a Hong Kong Domestic Connectivity Agreement and an International Services Agreement for the provision of domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. Pursuant to the International Services Agreement, for the first five years of operations subsequent to the formation of the JV, the Group is required to acquire 90 percent, 90 percent, 80 percent, 70 percent and 60 percent per annum, respectively, of its total annual purchases of “Committed Services” (being international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from the JV. The Hong Kong Domestic Connectivity Agreement contemplates a reciprocal arrangement, whereby the Group will provide local connectivity services to the JV under similar terms and conditions. Both agreements are subject to renegotiation when the agreements expire in 2006.

In addition, the Group entered into one year fixed price bulk purchase arrangements for international connectivity services from January 1, 2002 which committed the Group to aggregate purchase levels. The Group’s commitments under these arrangements had regard to its future capacity needs and opportunities for growth as well as the JV’s minimum earnings requirements under its financing arrangements. Regulated services in Hong Kong were acquired in accordance with tariffs approved by the relevant regulatory authority and unregulated services were acquired in accordance with market prices. Purchases made by the Group for the year ended December 31, 2002 were HK$1,443 million (2001: HK$1,700 million).

	d.	Balances with related parties other than as specified in this note are unsecured, non-interest bearing and have no fixed repayment terms.

4	SEGMENT INFORMATION
Segment information is presented in respect of the Group’s business and geographical segments. Business segment information is chosen as the primary reporting format because this is more consistent with the Group’s internal financial reporting.

a.	Business segments
During the year, the Group transferred certain operations among business segments as a result of its operational re-organization. The Group comprises the following main business segments:

Telecommunications Services (“TSS”) is the leading provider of telecommunications services, Internet access and multimedia services and related equipment in Hong Kong.

Business eSolutions offer IT solutions, business broadband Internet access, hosting and facilities management services and directories businesses within Hong Kong, Taiwan and mainland China.

Infrastructure and Property (“Infrastructure”) covers the Group’s property portfolio in Hong Kong and mainland China including the Cyberport development in Hong Kong.

Others include the Group’s other businesses in mainland China, Pacific Century CyberWorks Japan Co., Ltd. (“PCCW Japan”), Internet Services and CyberWorks Ventures.

4     SEGMENT INFORMATION (continued)
       a. Business segments (continued)

	TSS[1]			Business eSolutions[3]			Infrastructure			Others[2]			Eliminations			Consolidated

	HK$ million			HK$ million			HK$ million			HK$ million			HK$ million			HK$ million
	2002	2001#	2000#	2002	2001#	2000#	2002	2001	2000	2002	2001#	2000#	2002	2001#	2000#	2002	2001	2000
																	(Restated)	(Restated)
																	(Note 38)	(Note 38)

REVENUE
External revenue	17,248	18,874	6,658	1,661	1,457	28	503	1,238	426	700	390	179	-	-	-	20,112	21,959	7,291
Inter-segment revenue	759	953	181	573	479	329	182	130	33	93	78	-	(1,607)	(1,640)	(543)	-	-	-

Total revenue	18,007	19,827	6,839	2,234	1,936	357	685	1,368	459	793	468	179	(1,607)	(1,640)	(543)	20,112	21,959	7,291

RESULT
Segment result	6,348	7,243	677	(102)	(31)	(172)	267	309	(50)	(1,930)	(1,622)	(5,114)	-	-	-	4,583	5,899	(4,659)

Impairment loss for goodwill arising from the acquisitions of subsidiaries, associates and jointly controlled companies[4]	-	-	(12,363)	-	-	(250)	-	-	-	-	-	(4,087)	-	-	-	-	-	(16,700)
Unallocated impairment loss for goodwill																		(105,690)
Unallocated corporate expenses																(203)	(449)	(20)

Profit/(Loss) from operations																4,380	5,450	(127,069)

Finance costs, net																(1,997)	(3,056)	(2,356)
Share of results of associates, jointly controlled companies and unconsolidated subsidiaries	1,060	1,092	809	(34)	(72)	(83)	1	-	(1)	(196)	(187)	(98)	-	-	-	831	833	627
Impairment loss for goodwill attributable to the interest in REACH	(8,263)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8,263)	-	-
Losses on disposal of interests in RWC and MobileOne, net	(1,433)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,433)	-	-

(Loss)/Profit before taxation																(6,482)	3,227	(128,798)
Taxation																(1,406)	(1,982)	(554)

(Loss)/Profit after taxation																(7,888)	1,245	(129,352)
Minority interests																126	98	23

(Loss)/Profit for the year attributable to shareholders																(7,762)	1,343	(129,329)

4     SEGMENT INFORMATION (continued)
       a.   Business segments (continued)

	TSS[1]			Business eSolutions[3]			Infrastructure			Others[2]		Eliminations			Consolidated

	HK$ million			HK$ million			HK$ million			HK$ million		HK$ million			HK$ million
	2002	2001#	2000#	2002	2001#	2000#	2002	2001	2000	2002	2001#	2000#	2002	2001#	2000#	2002	2001
																	(Restated)
																	(Note 38)

OTHER INFORMATION
Capital expenditure (including fixed assets, intangible assets and goodwill) incurred during the year	1,353	2,777	17,062	117	425	464	19	16	5,612	718	689	623
Depreciation and amortization	2,183	2,002	794	95	77	32	206	201	8	255	270	86
Impairment loss recognized in income statement[4]	8,263	-	12,373	147	-	250	-	63	3	387	28	4,386
Significant non-cash expenses (excluding depreciation, amortization and impairment loss)	108	126	108	16	-	-	10	-	-	742	457	4,780

ASSETS
Segment assets	20,122	17,542		1,474	1,334		10,662	11,451		3,082	3,513		-	-		35,340	33,840
Investment in associates and jointly controlled companies	4,443	5,870		110	202		1	4		78	160		-	-		4,632	6,236
Unallocated corporate assets
- Cash and cash equivalents																7,881	7,443
- Net lease payments receivable																475	475
- Other corporate assets																1,435	3,847

Consolidated total assets																49,763	51,841

LIABILITIES
Segment liabilities	5,593	4,989		734	198		977	952		736	1,258		-	-		8,040	7,397
Unallocated corporate liabilities
- Long-term liabilities																41,366	47,875
- Deferred taxation																3,165	3,416
- Other long-term liabilities																848	68
- Taxation																1,187	1,041
- Other corporate liabilities																665	2,541

Consolidated total liabilities																55,271	62,338

4      SEGMENT INFORMATION (continued)
        a.     Business segments (continued)

                The changes in carrying amount of goodwill for the year ended December 31, 2002, are as follows:-

	TSS [1]		Business eSolutions[3]		Infrastructure		Others[2]		Consolidated

	Goodwill carried on consolidated balance sheet HK$ million	Goodwill carried in reserves HK$ million	Goodwill carried on consolidated balance sheet HK$ million	Goodwill carried in reserves HK$ million	Goodwill carried on consolidated balance sheet HK$ million	Goodwill carried in reserves HK$ million	Goodwill carried on consolidated balance sheet HK$ million	Goodwill carried in reserves HK$ million	Goodwill carried on consolidated balance sheet HK$ million	Goodwill carried in reserves HK$ million

Cost
Beginning of year, as previously
stated	720	47,094	200	160	-	(35)	448	680	1,368	47,899
Effect of adoption of new
accounting standard (note 38)	-	2,777	-	-	-	-	-	-	-	2,777

Opening balances, as restated	720	49,871	200	160	-	(35)	448	680	1,368	50,676

Addition arising on acquisitions of
minority interests of subsidiaries	-	-	-	-	-	-	186	-	186	-
Realisation of goodwill on disposal
of an associate	-	(4,081)	-	-	-	-	-	-	-	(4,081)
Impairment provision of goodwill
made during the year	-	(8,263)	-	-	-	-	(125)	(194)	(125)	(8,457)

End of the year	720	37,527	200	160	-	(35)	509	486	1,429	38,138

Amortization
Beginning of year	27	-	7	-	-	-	16	-	50	-
Charge for the year	37	-	11	-	-	-	37	-	85	-
Written back for the year	-	-	-	-	-	-	(10)	-	(10)	-

End of year	64	-	18	-	-	-	43	-	125	-

Carrying amount
End of year	656	37,527	182	160	-	(35)	466	486	1,304	38,138

Beginning of year (restated)	693	49,871	193	160	-	(35)	432	680	1,318	50,676

#	Comparative figures have been restated to conform with current year’s classification as follows:
1.	Retail consumer broadband and narrowband Internet access services and related multimedia services were transferred to TSS from Internet Services in 2002.
2	The remainder of Internet Services, which primarily comprises costs associated with the production of English and Chinese Internet and broadband content, is included under Others in 2002.
3	The operations of Internet Data Centers were merged into and are reported under Business eSolutions in 2002.
4.	Impairment loss for goodwill was allocated to the relevant segments.

4	SEGMENT INFORMATION (continued)
b.

Geographical segments
The Group’s businesses are managed on a worldwide basis, but operate in three principal economic environments. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets, long-lived assets and capital expenditure are based on the geographical location of the assets.

	Revenue from external customers			Segment assets		Long-lived assets		Capital expenditure incurred during the year

	2002	2001	2000	2002	2001	2002	2001	2002	2001
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million

Hong Kong	19,063	21,010	7,044	29,000	27,027	26,195	24,845	1,550	3,429
Mainland China and Taiwan	701	853	197	4,708	4,501	4,209	4,168	62	92
Others	348	96	50	1,632	2,312	1,217	1,189	616	400

	20,112	21,959	7,291	35,340	33,840	31,621	30,202	2,228	3,921

5	OPERATING PROFIT BEFORE NET GAINS/(LOSSES) ON INVESTMENTS, PROVISION FOR IMPAIRMENT LOSSES AND RESTRUCTURING COSTS

	2002	2001	2000
	HK$ million	HK$ million	HK$ million

Turnover	20,112	21,959	7,291
Cost of sales	(5,295)	(6,855)	(2,228)
General and administrative expenses	(9,605)	(10,369)	(4,845)
Other income	-	39	302

Operating profit before net gains/(losses) on investments,
provision for impairment losses and restructuring costs	5,212	4,774	520

6       GAINS/(LOSSES) ON INVESTMENTS, NET

	2002	2001	2000
	HK$ million	HK$ million	HK$ million

Net unrealized holding losses on other investments	(142)	(194)	(1,054)
Net realized (losses)/gains from disposals of investments in subsidiaries, investment securities and other investments	(92)	261	223
Provision for impairment of investments	(581)	(263)	(4,064)
Amortization of premium received from equity options	32	361	-
Release of provision for an onerous contract	464	477	-
Gain on termination of cross currency swap contracts (note 33(c))	332	-
Dividend income#	-	125	8

	13	767	(4,887)

# Dividends received in respect of 60 percent of the Group’s investment in the wireless communications business before February 2001 when the venture with Telstra was formed.

7	RESTRUCTURING COSTS
During the current year, the Group subcontracted a significant portion of its network maintenance function to 17 newly-established subcontracting companies owned by individuals previously employed by the Group. Approximately 1,600 former employees joined these subcontracting companies in November 2002 and approximately 3,000 of the Group’s employees joined a new wholly-owned subsidiary, Cascade Limited (“Cascade”), on January 1, 2003. In addition, the Group reset staff levels for maximum efficiency during the year involving approximately 1,400 employees. Restructuring costs mainly represent the ex-gratia payments, curtailment losses on the related defined benefit retirement schemes, Cascade incentive bonuses on employment transfers and payments in lieu of notice for the above exercises.

8	(LOSS)/PROFIT BEFORE TAXATION (Loss)/Profit before taxation is stated after crediting and charging the following:

	2002	2001	2000
	HK$ million	HK$ million	HK$ million

Crediting:
Dividend income from
Listed investment securities and other investments	-	-	1
Unlisted investment securities and other investments	-	-	4
An unconsolidated subsidiary	-	125	-
Contract revenue	63	495	253
Realized gain on disposal of other investments included in gains/(losses) on investments, net	-	-	50
Realized gain on disposal of investment in subsidiaries, a jointly controlled company and associates included in gains/(losses) on investments, net	34	264	181
Realized gain on disposal of investment securities included in gains/(losses) on investments, net	56	14	-
Release of provision for an onerous contract	464	477	-
Exchange gains/(losses), net	9	(22)	(22)
Gross rental income	332	251	134
Less: outgoings	(11)	(9)	(11)

Charging:
Unrealized holding losses on other investments included in gains/(losses) on investments, net	142	194	1,076
Realized losses on disposal of other investments included in gains/(losses) on investments, net	182	2	-
Provision for impairment of investments	581	263	3,988
Impairment provision of goodwill arising from the acquisitions of
subsidiaries, associates and jointly controlled companies	-	-	122,390
Impairment provision of goodwill attributable to REACH	8,263	-	-
Impairment provision of goodwill attributable to a subsidiary	309	-	-
Provision for impairment of fixed assets	232	27	50
Write-off of intangible assets	8	4	98
Provision for property held for development	-	60	-
Provision for losses on contract commitments	-	-	231
Provision for doubtful debts	148	57	4
Depreciation	2,623	2,437	892
Amortization of intangible assets (included in operating expenses)	112	76	28
Amortization of goodwill (included in operating expenses)	85	50	-
Staff costs (excluding directors’ emoluments (note 12) and retirement costs for other staff)	3,395	4,069	1,836
Retirement costs for other staff
- contributions to defined contribution scheme	47	71	9
- pension expense for defined benefit retirement schemes (note 27(a)(iii))	197	256	122
- curtailment loss for defined benefit retirement
schemes included in restructuring costs (note 27(a)(iii))	108	-	-
Cost of inventories	1,431	1,735	626
Loss on disposal of fixed assets	76	63	8
Auditors’ remuneration
- current year	10	8	8
- underprovision in previous year	2	4	-
Operating lease rental
- land and buildings	261	310	115
- equipment	145	163	12
Provision for inventory obsolescence	26	38	113

9       FINANCE COSTS, NET
	2002	2001	2000
	HK$ million	HK$ million	HK$ million

Interest paid/payable for:
Bank loans and overdrafts wholly repayable within 5 years	10	887	3,391
Bank loans not wholly repayable within 5 years	842	1,853	-
Other loans wholly repayable within 5 years	811	645	72
Other loans not wholly repayable within 5 years	531	359	1

	2,194	3,744	3,464
Interest capitalized in properties under development and fixed assets	(33)	(140)	(110)

Finance costs	2,161	3,604	3,354
Interest income on bank deposits	(164)	(548)	(998)

Finance costs, net	1,997	3,056	2,356

Finance costs of HK$2,161 million (2001: HK$3,604 million, 2000: HK$3,354 million) include amortization of arrangement fees of approximately HK$241 million (2001: HK$517 million, 2000: HK$896 million) incurred in respect of the bank loans and other long term borrowings of the Group.

During the year, the capitalization rate used to determine the amount of interest eligible for capitalization ranged from 3.0 percent to 3.5 percent (2001: 3.3 percent to 7.1 percent, 2000: 5.9 percent to 7.5 percent).

10	IMPAIRMENT LOSS FOR GOODWILL ATTRIBUTABLE TO THE INTEREST IN REACH LTD. (“REACH”)
REACH is currently in negotiations with its bankers to restructure the terms of a syndicated bank loan of US$1,500 million. As at March 20, 2003, the date these financial statements were approved, it has been granted waivers for certain of its debt covenants until the end of March 2003. REACH continues to operate in difficult and volatile conditions and its ability to continue as a going concern is dependent on successful renegotiation of its existing bank loan or other forms of funding being made available. Discussions with the banks continue to be constructive.

In view of the above developments, the Group has also performed an assessment of the fair value of its interest in REACH, including the related goodwill that had previously been eliminated against reserves, as at December 31, 2002. As a result, based on the estimated value in use of REACH determined using a discount rate of 9 percent (2001: 9 percent), the Group has recognized an impairment loss for goodwill attributable to the interest in REACH of approximately HK$8,263 million in the income statement for the year ended December 31, 2002.

11	LOSSES ON DISPOSAL OF INTERESTS IN JOINT VENTURE (BERMUDA) NO. 2 LIMITED (“RWC”) AND MOBILEONE LTD. (“MobileOne”), NET

	2002	2001	2000
	HK$ million	HK$ million	HK$ million

Loss on disposal of interest in RWC (note a)	(1,771)	-	-
Profit on disposal of partial interest in MobileOne (note b)	338	-	-

	(1,433)	-	-

11	LOSSES ON DISPOSAL OF INTERESTS IN JOINT VENTURE (BERMUDA) NO. 2 LIMITED (“RWC”) AND MOBILEONE LTD. (“MobileOne”), NET (continued)
	a.	Loss on disposal of interest in RWC On June 28, 2002, the Company and Telstra entered into, and completed, an agreement relating to the following:

	i.	the sale by the Company of its entire 40 percent equity interest in RWC to Telstra for a consideration of approximately US$614 million (approximately HK$4,792 million);

	ii.	the redemption by the Company of the outstanding principal amount of the US$750 million (approximately HK$5,850 million) Telstra Bond due 2007 together with accrued interest of approximately US$54.38 million (approximately HK$424 million); and

	iii.	the issue by the Company of a US$190 million (approximately HK$1,482 million) Telstra Note due 2005 to Telstra.

A summary of the loss on disposal of the interest in RWC is set out below:

2002
HK$ million

Telstra Bond due 2007	5,850
Accrued interest on Telstra Bond due 2007	424
Less: Fair value of Telstra Note due 2005	(1,482)

Proceeds on disposal of interest in RWC	4,792
Less: Book carrying value of interest in RWC as at June 28, 2002, as previously stated	(2,770)

Surplus of proceeds on disposal of interest in RWC over its book carrying value	2,022
Less: Realization of related goodwill previously charged against reserves, as previously stated	(3,831)

Loss on disposal of interest in RWC, as previously stated	(1,809)
Add: Adjustment to book carrying value of interest in RWC as at
June 28, 2002 upon adoption of SSAP 12 “Income taxes”	288
Adjustment to realization of related goodwill charged against reserves	(250)

Loss on disposal of interest in RWC, as restated	(1,771)

11	LOSSES ON DISPOSAL OF INTERESTS IN JOINT VENTURE (BERMUDA) NO. 2 LIMITED (“RWC”) AND MOBILEONE LTD. (“MobileOne”), NET (continued)
b.	Profit on disposal of partial interest in MobileOne
Prior to the disposal of its partial interest in MobileOne, the Group owned an effective 14.7 percent interest in MobileOne, an associate of the Group. In December 2002, MobileOne was listed on the Singapore Exchange Securities Trading Limited through the sale of existing shares. This resulted in a disposal of an equivalent of 8.4 percent stake in MobileOne by the Group. The consideration, net of transaction costs, for the disposal was approximately HK$497 million, which generated a profit of approximately HK$338 million. Following completion of the disposal, the Group’s effective interest in MobileOne was reduced from 14.7 percent to 6.3 percent as at December 31, 2002.

A summary of the profit on disposal of partial interest in MobileOne is set out below:

2002
HK$ million

Proceeds on disposal of partial interest in MobileOne, net of transaction costs	497
Less: Share of the book carrying value of partial interest in MobileOne	(159)

Profit on disposal of partial interest in MobileOne	338

12	DIRECTORS’ AND SENIOR EXECUTIVES’ EMOLUMENTS
	a.	Details of directors’ emoluments

	2002	2001	2000
	HK$ million	HK$ million	HK$ million

Non-executive directors
- Fees	3	2	1

Executive directors
- Fees	-	-	-
- Salaries, allowances and other allowances and benefits in kind	46	68	633
- Pension scheme contributions	4	5	2
- Bonuses paid and payable	38	51	132
- Payments as compensation for loss of office	22	-	-
- Payment to a director as inducement to join the Company (note i)	8	-	-

	118	124	767

Total	121	126	768

i.	In addition, 4,954,000 shares of the Company (the number of shares does not reflect the share consolidation as described in note 15) were transferred by the Chairman and Chief Executive personally to a director as an inducement to join the Company. No new shares were issued by the Company and the Company did not bear any portion of the cost of the shares transferred by the Chairman and Chief Executive.

12	DIRECTORS’ AND SENIOR EXECUTIVES’ EMOLUMENTS (continued)
	a.	Details of directors’ emoluments (continued) The emoluments of the directors analyzed by the number of directors and emolument ranges are as follows:

			Number of directors
			2002	2001	2000

Up to HK$1,000,000			7	10	4
HK$1,000,001	-	HK$1,500,000	3	-	-
HK$2,000,001	-	HK$2,500,000	-	-	2
HK$2,500,001	-	HK$3,000,000	-	1	-
HK$3,000,001	-	HK$3,500,000	-	-	1
HK$3,500,001	-	HK$4,000,000	-	-	1
HK$4,000,001	-	HK$4,500,000	1	1	-
HK$5,500,001	-	HK$6,000,000	1	2	-
HK$6,500,001	-	HK$7,000,000	-	1	-
HK$7,000,001	-	HK$7,500,000	-	1	1
HK$8,000,001	-	HK$8,500,000	1	-	-
HK$9,000,001	-	HK$9,500,000	-	1	-
HK$10,000,001	-	HK$10,500,000	1	1	-
HK$10,500,001	-	HK$11,000,000	2	1	-
HK$11,000,001	-	HK$11,500,000	3	-	-
HK$11,500,001	-	HK$12,000,000	-	-	1
HK$13,000,001	-	HK$13,500,000	-	1	-
HK$13,500,001	-	HK$14,000,000	1	-	-
HK$14,000,001	-	HK$14,500,000	-	-	2
HK$16,000,001	-	HK$16,500,000	1	-	-
HK$21,000,001	-	HK$21,500,000	-	1	-
HK$21,500,001	-	HK$22,000,000	-	-	1
HK$25,500,001	-	HK$26,000,000	-	1	-
HK$140,000,001	-	HK$140,500,000	-	-	1
HK$261,000,001	-	HK$261,500,000	-	-	1
HK$283,000,001	-	HK$283,500,000	-	-	1

			21	22	16

No directors waived the right to receive emoluments during the year. The above analysis has also taken into account the aggregate benefits realized by the individuals on the exercise of share options.

b.	Details of senior executives’ emoluments
Of the five highest paid individuals in the Group, all (2001: all, 2000: three) are directors of the Company whose emoluments are included above. The emoluments of the remaining (2002: Nil, 2001: Nil, 2000: three) individuals were as follows:

	2002	2001	2000
	HK$ million	HK$ million	HK$ million

Salaries and other benefits	-	-	72
Pension scheme contributions	-	-	-
Bonuses paid and payable	-	-	2

Total	-	-	74

12	DIRECTORS’ AND SENIOR EXECUTIVES’ EMOLUMENTS (continued)
	b.	Details of senior executives’ emoluments (continued) Their emoluments were within the following bands:

			Number of senior executives
			2002	2001	2000

HK$1,500,001	-	HK$2,000,000	-	-	-
HK$2,000,001	-	HK$2,500,000	-	-	-
HK$3,500,001	-	HK$4,000,000	-	-	-
HK$29,500,001	-	HK$30,000,000	-	-	1
HK$44,000,001	-	HK$44,500,000	-	-	1

			-	-	2

The above analysis has also taken into account the aggregate benefits realized by the individuals on the exercise of share options.

13	TAXATION
Hong Kong profits tax has been provided at the rate of 16 percent (2001: 16 percent, 2000: 16 percent) on the estimated assessable profits for the year. Overseas taxation has been calculated on the estimated assessable profits for the year at the rates prevailing in the respective jurisdictions.

	2002	2001	2000
	HK$ million	HK$ million	HK$ million
		(Restated)	(Restated)
		(Note 38)	(Note 38)
The Company and subsidiaries:
Hong Kong profits tax
- Provision for current year	1,249	1,227	348
-Underprovision in respect of prior years	3	-	-
Overseas tax
- Provision for current year	137	28	3
(Recovery of)/Provision for deferred taxation (note 30(a))
- Hong Kong	(152)	460	(4)

	1,237	1,715	347
A jointly controlled company:
Hong Kong profits tax
- Provision for current year	175	160	-
Overseas tax
- Provision for current year	-	6	-
Recovery of deferred taxation	(14)	(3)	-

Associates:
Hong Kong profits tax
- Provision for current year	36	60	3
Recovery of deferred taxation	(28)	(12)	-

Unconsolidated subsidiaries:
Hong Kong profits tax
- (Recovery of)/Provision for current year	-	(6)	137
Provision for deferred taxation	-	62	67

Total	1,406	1,982	554

13	TAXATION (continued)
The taxation on the Group’s (loss)/profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	2002	2001	2000
	HK$ million	HK$ million	HK$ million
		(Restated)	(Restated)
		(Note 38)	(Note 38)

(Loss)/Profit before taxation	(6,482)	3,227	(128,798)

Calculated at a taxation rate of 16 percent (2001: 16 percent, 2000: 16 percent)	(1,037)	516	(20,608)
Income not subject to taxation
- Provision for onerous contract	(74)	(77)	-
- Gain on disposal of MobileOne	(54)	-	-
- Interest income	(26)	(87)	(160)
- Realized gain on disposal of investments	(5)	(42)	(37)
- Others	(34)	(5)	(24)
Expenses not deductible for taxation purposes
- Non-deductible interest	290	513	-
- Goodwill impairment	1,372	-	19,577
- Loss on disposal of interest in RWC	283	-	-
- Provision for impairment of investments	93	42	644
- Others	62	175	282
Tax losses not recognized	304	432	773
Underprovision in prior years	3	-	-
Income not subject to taxation and/or expenses not deductible for taxation purposes for jointly controlled companies, associates and unconsolidated subsidiaries, net	36	134	104
Provision for deferred tax on revaluation surplus of properties	56	353	-
Provision for tax of overseas operations	137	28	3

Taxation charge	1,406	1,982	554

14	(LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS
Loss of HK$14,049 million (2001: profit of HK$867 million, 2000: loss of HK$126,850 million) attributable to shareholders was dealt with in the financial statements of the Company.

15	(LOSS)/EARNINGS PER SHARE
The calculation of basic and diluted (loss)/earnings per share is based on the following data:

	2002	2001	2000
		(Restated)	(Restated)
		(Note 38)	(Note 38)
(Loss)/Earnings (In HK$ million)
(Loss)/Earnings for the purposes of basic and diluted (loss)/earnings per share	(7,762)	1,343	(129,329)

Number of shares

Weighted average number of ordinary shares for the purposes of basic (loss)/earnings per share	4,605,653,512	4,474,615,652	2,905,633,380
Effect of dilutive potential ordinary shares
- staff share options	N/A	132,580,197	N/A
- options held by a minority shareholder	N/A	6,207,084	N/A

Weighted average number of ordinary shares for the purposes of diluted earnings per share	N/A	4,613,402,933	N/A

The diluted loss per share for the year ended December 31, 2002 and 2000 is the same as the basic loss per share as all potential ordinary shares are anti-dilutive.

Pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on January 7, 2003, every five issued and unissued ordinary shares of HK$0.05 each (“Shares”) were consolidated into one new ordinary share of HK$0.25 (“New Share”) in the capital of the Company with effect from January 8, 2003 (the “Share Consolidation”). Upon the Share Consolidation becoming effective on January 8, 2003, the authorized share capital of the Company became HK$1,600,000,000 divided into 6,400,000,000 New Shares, of which 4,653,754,074 New Shares are in issue and fully paid. The New Shares rank pari passu in all respects with each other. The weighted average number of ordinary shares in 2002, 2001 and 2000 for the purposes of calculating the basic and diluted (loss)/earnings per share have been retrospectively adjusted for the five-to-one Share Consolidation which took place in January 2003.

The weighted average number of ordinary shares that was used for calculating the basic and diluted earnings per share has not been retrospectively adjusted for the rights issue which took place in December 2000 because there was no bonus element in the rights issue.

16	FIXED ASSETS

	For the year ended December 31, 2002
	Investment properties	Land and buildings	Exchange equipment	Transmission plant	Other plant and equipment	Projects under construction	Total
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
Cost or valuation
Beginning of year	5,525	3,590	5,636	7,260	3,939	1,947	27,897
Additions	-	11	430	88	312	770	1,611
Transfers	124	(121)	818	374	376	(1,571)	-
Elimination of accumulated depreciation on transfer to investment properties	-	(22)	-	-	(9)	-	(31)
Disposals	-	(13)	(1)	-	(89)	-	(103)
Exchange differences	(14)	-	-	-	13	-	(1)

End of year	5,635	3,445	6,883	7,722	4,542	1,146	29,373

Representing:
At cost	-	3,445	6,883	7,722	4,542	1,146	23,738
At valuation	5,635	-	-	-	-	-	5,635

	5,635	3,445	6,883	7,722	4,542	1,146	29,373

Accumulated depreciation
Beginning of year	-	107	1,038	723	1,430	-	3,298
Charge for the year	-	93	842	669	1,019	-	2,623
Provision for impairment in value	-	14	-	-	218	-	232
Elimination of accumulated depreciation on transfer to investment properties	-	(22)	-	-	(9)	-	(31)
Disposals	-	-	-	-	(27)	-	(27)
Exchange differences	-	-	-	-	(2)	-	(2)

End of year	-	192	1,880	1,392	2,629	-	6,093

Net book value
End of year	5,635	3,253	5,003	6,330	1,913	1,146	23,280

As at December 31, 2001
Cost or valuation	5,525	3,590	5,636	7,260	3,939	1,947	27,897
Accumulated depreciation	-	107	1,038	723	1,430	-	3,298

	5,525	3,483	4,598	6,537	2,509	1,947	24,599

16	FIXED ASSETS (continued)
Land and buildings with an aggregate carrying value of approximately HK$93 million (2001: HK$73 million) were pledged as security for certain bank borrowings of the Group.

The carrying amount of investment properties and land and buildings of the Group is analyzed as follows:

	Investment properties		Land and buildings
	2002	2001	2002	2001
	HK$ million	HK$ million	HK$ million	HK$ million

Held in Hong Kong
On long lease (over 50 years)	1,869	1,542	1,483	1,646
On medium-term lease (10 - 50 years)	10	232	1,563	1,614
On short lease (less than 10 years)	5	-	-	4

Held outside Hong Kong
Freehold	-	-	122	126
Leasehold
-On long lease (over 50 years)	-	-	46	58
-On medium-term lease (10 - 50 years)	3,751	3,751	39	35

	5,635	5,525	3,253	3,483

Investment properties held in and outside Hong Kong were revalued as at December 31, 2002 by a professionally qualified surveyor of the Group who is an associate member of the Hong Kong Institute of Surveyors and by independent valuer, CB Richard Ellis Limited, respectively. The basis of valuation for investment properties was open market value.

Approximately HK$3,830 million (2001: HK$2,703 million) of the investment properties were mortgaged as collateral for banking facilities of the Group.

17	PROPERTIES HELD FOR/UNDER DEVELOPMENT

	2002	2001
	HK$ million	HK$ million

Leasehold land, at cost:
Located in Hong Kong	3	13

Properties held for development	3	13

Properties under development	4,354	2,034

Total	4,357	2,047

No properties held for/under development were pledged as security for banking facilities as at December 31, 2002 (2001: Nil).

Properties under development comprise primarily of the costs of construction and development of the Cyberport, a property development consisting of commercial, retail, hotel, entertainment and residential facilities.

18   GOODWILL

	2002		2001
	Goodwill carried	Goodwill	Goodwill carried	Goodwill
	on consolidated	carried in	on consolidated	carried in
	balance sheet	reserves	balance sheet	reserves
	HK$ million	HK$ million	HK$ million	HK$ million

Cost
Beginning of year, as previously
stated	1,368	47,899	-	54,275
Effect of adoption of new
accounting standard (note 38)	-	2,777	-	3,046

Opening balances, as restated	1,368	50,676	-	57,321
Addition arising on acquisitions of
subsidiaries	-	-	1,033	-
Addition arising on acquisitions of
minority interests of subsidiaries	186	-	335	-
Realization of goodwill on
disposal of a subsidiary	-	-	-	(33)

Realization of goodwill on
contribution of assets to a jointly con-
trolled company, as previously stated	-	-	-	(6,382)
Prior period adjustment arising
from adoption of new accounting
standard for deferred taxation
(note 38)	-	-	-	(269)

Realization of goodwill on
contribution of assets to a jointly
controlled company, as restated	-	-	-	(6,651)
Adjustment to goodwill arising
from acquisition of an associate	-	-	-	39
Realization of goodwill on
disposal of an associate	-	(4,081)	-	-
Impairment provision of goodwill
made during the year	(125)	(8,457)	-	-

End of year	1,429	38,138	1,368	50,676

Amortization
Beginning of year	50	-	-	-
Charge for the year	85	-	50	-
Written back for the year	(10)	-	-	-

End of year	125	-	50	-

Carrying amount
End of year	1,304	38,138	1,318	50,676

Beginning of year (Restated)	1,318	50,676	-	57,321

18	GOODWILL (continued)
In March 2001, the Group acquired a 100 percent interest in TTIL, together with a shareholder’s loan of approximately HK$546 million, for an aggregate consideration of HK$803 million, satisfied by the of 183,634,285 new shares of the Company. The excess of the acquisition consideration over the sum of the amounts assigned to identifiable acquired less liabilities assumed, which amounted to HK$720 million, was recorded as goodwill and is being amortized over its estimated useful life of 20 years. The acquisition of TTIL did not have a significant impact on the Group’s profit for the year ended December 31, 2001 and the shareholders’ deficit at year end of 2001.

In March 2001, the Group acquired an additional 49 percent interest in PCCW Directories Limited (formerly Telecom Directories Limited) for a cash consideration of HK$331 million. Goodwill of HK$200 million was recorded and is being amortized over its estimated useful life of 20 years. The acquisition of PCCW Directories Limited did not have a significant impact on the Group’s profit for the year ended December 31, 2001 and the shareholders’ deficit as at year end of 2001.

In April 2001, the Company’s publicly listed Japanese subsidiary, PCCW Japan, acquired a 100 percent interest in four games software companies (Devil’s Thumb Entertainment, Inc., VR-1 Entertainment, Inc., 1464251 ONTARIO Inc. and VR-1 Japan, Inc.) from Circadence Corporation in an all-stock deal valued at approximately US$35 million (with closing cash adjustments of approximately US$1 million). The consideration was satisfied by the issuance of 5,614,000 ordinary shares of PCCW Japan. Goodwill of HK$247 million was recorded and is being amortized over its estimated useful life of 20 years. In a related transaction, PCCW Japan invested US$10 million in cash in Series G Preferred Stock in Circadence Corporation. The acquisition of the four games software companies did not have a significant impact on the Group’s profit for the year ended December 31, 2001 and the shareholders’ deficit as at year end of 2001.

19	INTANGIBLE ASSETS

	2002				2001

	Trademarks	Content Licence	Others	Total	Total
		(note 26(b))
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
Cost
Beginning of year	1,516	-	15	1,531	1,535
Addition	2	375	54	431	-
Write-off	-	-	(8)	(8)	(4)

End of year	1,518	375	61	1,954	1,531

Amortization
Beginning of year	104	-	-	104	28
Charge for the year	76	36	-	112	76

End of year	180	36	-	216	104

Net book value
End of year	1,338	339	61	1,738	1,427

Beginning of year	1,412	-	15	1,427	1,507

20	INVESTMENT IN SUBSIDIARIES
Certain subsidiaries had borrowings bearing interest at commercial rates throughout the terms of the borrowings to or from the Company. The interest bearing principal receivable from subsidiaries as at December 31, 2002 is HK$5,896 million (2001: HK$3,822 million) and the interest bearing principal payable to subsidiaries as at December 31, 2002 is HK$12,838 million (2001: HK$4,398 million). Other balances with subsidiaries are unsecured, non-interest bearing and have no fixed terms of repayment.

Dividends from the PRC joint ventures accounted for as subsidiaries will be declared based on the profits in the statutory financial statements of these PRC joint ventures. Such profits will be different from the amounts reported under HK GAAP.

As at December 31, 2002, the Group has financed the operations of certain of its PRC joint ventures accounted for as subsidiaries in the form of shareholders' loans amounting to approximately US$191 million (2001: US$191 million) which have not been registered with the State Administration of Foreign Exchange. As a result, remittances in foreign currency of these amounts outside the PRC may be restricted.

As at December 31, 2002, particulars of the principal subsidiaries of the Company are as follows:

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group
				Directly	Indirectly

Pacific Century Systems Limited	Hong Kong	Customer premises equipment	HK$1,000,000	100%	-
		related business
Carlyle International Limited	Hong Kong	Entrustment work	HK$2	-	100%
Corporate Access Limited	Cayman Islands/	Transponder leasing	US$10	-	100%
	Asia Pacific
Cyber-Port Limited	Hong Kong	Property development	HK$2	-	100%
Cyber-Port Management Limited	Hong Kong	Management services	HK$2	-	100%
PCCW (Beijing) Ltd.	The PRC	System integration, consulting and	US$6,750,000	-	100%
		informatization project
Beijing Jing Wei House and Land	The PRC	Property development	US$50,000,000	-	100%
Estate Development Co., Ltd.
Partner Link Investments Limited	British Virgin	Property investment	US$1	-	100%
	Islands/
	Hong Kong
Pacific Convergence	Cayman Islands/	IT Management	US$1,180	-	100%
Corporation, Ltd.	Hong Kong
Pacific Century CyberWorks	Japan	Software and game development,	Yen19,742,711,522	-	76.13%
Japan Co., Ltd.		Internet content, e-commerce,
		broadband services and other
		businesses
PCCW Business eSolutions	Hong Kong	Provision of IP/IT related, value-	HK$2	-	100%
Limited		added services to business
		customers
PCCW Business eSolutions (HK)	Hong Kong/	Computer services and provision of	HK$1,200	-	100%
Limited	Asia Pacific	IP/IT related value-added services
		to business customers
PCCW-HKT Business Services	Hong Kong	Provision of business customer	HK$2	-	100%
Limited		premises equipment and ancillary
		business services
PCCW-HKT Consumer Services	Hong Kong	Provision of consumer premises	HK$2	-	100%
Limited		equipment and ancillary consumer
		services

20	INVESTMENT IN SUBSIDIARIES (continued)

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group
				Directly	Indirectly

PCCW-HKT Limited	Hong Kong	Investment holding	HK$6,092,100,052	-	100%
PCCW-HKT Network Services Limited	Hong Kong	Provision of retail international data and value-added services, and local value-added telecommunications services	HK$2	-	100%
PCCW-HKT Products & Services Limited*	Hong Kong	Management of a customer loyalty program "Number One partners" for members of the program	HK$8,437,500	-	100%
PCCW-HKT Telephone Limited*	Hong Kong	Telecommunications services	HK$2,163,783,209	-	100%
Power Logistics Limited	Hong Kong	Delivery services	HK$100,000	-	100%
PCCW Directories Limited*	Hong Kong	Sale of advertising in the Business White Pages, Yellow Pages for businesses and Yellow Pages for customers, publication of directories, provision of Internet directory services and sale of on-line advertising	HK$10,000	-	100%
Taiwan Telecommunication Network Services Co., Ltd.	Taiwan	Type II Telecommunications services provider	NT$1,087,000,000	-	56.56%
Integrated E-Commerce Development (Shenzhen) Limited	The PRC	Software and information systems development	HK$7,000,000	-	100%
Netplus Telecommunications Taiwan Ltd.	Taiwan	Telecommunications services/investment holding	NT$203,614,460	-	100%
PCCW IMS Limited	Hong Kong	Retail broadband and narrowband Internet access services (currently under the “Netvigator” brand)	HK$2	-	100%
PCCW Powerbase Data Center Services (HK) Limited	Hong Kong	Data Center services	HK$2	-	100%
PCCW Teleservices (Hong Kong) Limited	Hong Kong	Provision of customer relationship management and customer contact management solutions and services	HK$2	-	100%
PCCW Teleservices Operations (Hong Kong) Limited	Hong Kong	Provision of customer relationship management and customer contact management solutions and services	HK$2	-	100%
PCCA Pte Ltd	Singapore	Provision of satellite-based and network telecommunication systems and customer support services to the user groups	S$100,000	-	100%
Omnilink Technology Limited	British Virgin Islands	Investment holding	US$14,850	-	76.43%
Cascade Limited	Hong Kong	Group service company	HK$10,000	-	100%

Certain subsidiaries which do not materially affect the results or financial position of the Group are not included.

*	The subsidiary has accounting year end date of March 31. These subsidiaries prepare, for the purpose of consolidation, financial statements as at the same date as the Group.

21     INVESTMENT IN JOINTLY CONTROLLED COMPANIES

	2002	2001
	HK$ million	HK$ million
		(Restated)
		(Note 38)

Share of net assets of jointly controlled companies	3,806	3,237
Provision for impairment	(59)	(36)

	3,747	3,201
Loans due from a jointly controlled company	93	93
Amounts due from jointly controlled companies	39	43
Amounts due to jointly controlled companies	(374)	(427)

	3,505	2,910

Investments at cost, unlisted shares	3,581	3,482

Balances with the jointly controlled companies are unsecured, non-interest bearing and have no fixed terms of repayment except for the loans due from a jointly controlled company, which bear interest at commercial rates, are secured by part of its movable properties and are repayable on demand or have fixed terms of repayment ranging up to three years from the date of drawdown in 2000.

As at December 31, 2002, particulars of the principal jointly controlled company of the Group are as follows:

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group
				Directly	Indirectly

Reach Ltd.	Bermuda/Asia	Provision of international telecommunication services	US$5,000,000,000	-	50%

Summarized financial statements of the significant jointly controlled company, REACH, is as follows:
	2002	2001
	HK$ million	HK$ million
Condensed consolidated balance sheet information as at December 31

Non-current assets	24,433	24,316
Current assets	3,982	3,588

Total assets	28,415	27,904

Non-current liabilities	(14,293)	(13,817)
Current liabilities	(3,854)	(4,719)
Minority interests	(159)	(162)

Net assets	10,109	9,206

Condensed consolidated income statement information for the year ended December 31

Turnover	9,854	9,978

Profit after taxation	1,141	411

21	INVESTMENT IN JOINTLY CONTROLLED COMPANIES (continued)
The Company contributed its IP backbone business to REACH in 2001 and received cash of approximately US$1,125 million (approximately HK$8,775 million) and a 50 percent equity in REACH. This led to a realization of goodwill of HK$6,382 million which had previously been written off to reserves (note 29).

REACH is currently in negotiations with its bankers to restructure the terms of a syndicated bank loan of US$1,500 million. As at March 20, 2003, the date these financial statements were approved, it has been granted waivers for certain of its debt covenants until the end of March 2003. REACH continues to operate in difficult and volatile conditions and its ability to continue as a going concern is dependent on successful renegotiation of its existing bank loan or other forms of funding being made available. Discussions with the banks continue to be constructive.

In view of the above developments, the Group has also performed an assessment of the fair value of its interest in REACH, including the related goodwill that had previously been eliminated against reserves, as at December 31, 2002. As a result, based on the estimated value in use of REACH determined using a discount rate of 9 percent (2001: >9 percent), the Group has recognized an impairment loss for goodwill attributable to the interest in REACH of approximately HK$8,263 million in the income statement for the year ended December 31, 2002.

An analysis of the Group’s total investment cost in REACH as at December 31, 2002 is as follows:

	Book carrying		Total
	value	Goodwill	investment cost
	HK$ million	HK$ million	HK$ million

Balances as at December 31, 2002, as previously
announced on February 20, 2003	3,964	8,263	12,227
Adjustment to goodwill as at January 1, 2002 arising
from adoption of new accounting standard for
deferred taxation (note 38(a)(ii))	(349)	315	(34)

Balances, as restated	3,615	8,578	12,193
Impairment loss for goodwill attributable to the interest
in REACH	-	(8,263)	(8,263)

Balances as at December 31, 2002	3,615	315	3,930

21(a)INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES
In 2000 and 2001, certain subsidiaries of HKT Group were excluded from consolidation because the control over these subsidiaries was intended to be temporary at the time of the acquisition of the HKT Group.

The intention to form the Telstra Alliance was initially announced by the Company in April 2000, prior to the completion of the acquisition of HKT. As a result, the Company’s control over HKT Group’s IP Backbone business and Hong Kong wireless communications business acquired as part of the acquisition of HKT was intended to be temporary, and accordingly, the Group did not consolidate the subsidiaries which operate these businesses.

The goodwill arising on acquisition of the above businesses was approximately HK$40.7 billion of which HK$24.2 billion was related to the IP Backbone business and HK$16.5 billion was related to the Hong Kong wireless communications business. 100 percent and 40 percent of the goodwill on the acquisition of the IP Backbone business and the Hong Kong wireless communications business, respectively, were written off against reserves in 2000. The remaining 60 percent of the goodwill on the acquisition of the Hong Kong wireless communications business was included in the cost of the business and recorded as a current asset as at December 31, 2000 in view of the contemplated disposal which was completed in February 2001.

Summarized financial information of the unconsolidated subsidiaries, in aggregate, is as follows:

		Wireless
	IP Backbone	Communications
	Business	Business
	2000	2000
	HK$ million	HK$ million

Balance sheet as at December 31, 2000
Non-current assets	5,275	5,791
Current assets	1,210	617

Total assets	6,485	6,408

Non-current liabilities	-	(12)
Current liabilities	(2,397)	(1,113)
Minority interests	(15)	-

Net assets	4,073	5,283

Income statement (for the period from August 17 to December 31, 2000)
Turnover	2,892	1,635
Profit from operations	662	165
Profit before tax	719	165
Net profit	592	151

In February 2001, the Group completed the formation of a strategic alliance with Telstra. The Group's continuing interest in REACH and RWC have been reflected as components of investments in jointly controlled companies and associates, respectively, in 2001 and 2002. There were no significant profits or losses arising from the formation of REACH and the disposal of the Group's 60 percent interest in RWC. In 2000, these investments were recorded as investment in unconsolidated subsidiaries.

22     INVESTMENT IN ASSOCIATES

	2002	2001
	HK$ million	HK$ million
		(Restated)
		(Note 38)

Share of net assets of associates	1,203	3,027
Provision for impairment	(28)	(5)

	1,175	3,022
Amounts due from associates	67	307
Amounts due to associates	(115)	(3)

	1,127	3,326

Investment at cost:
Unlisted shares	1,086	3,550
Shares listed in Hong Kong	72	72

	1,158	3,622

Market value of listed shares	68	227

Balances with associates are unsecured, non-interest bearing and have no fixed terms of repayment.

As at December 31, 2002, particulars of the principal associates of the Company are as follows:

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group
				Directly	Indirectly

iLink Holdings Limited	Cayman Islands/ Hong Kong and the PRC	Provision of data center services, including Internet connectivity, server hosting and co-location services, other value-added services and sales of equipment and software, and also the development, distribution and operation of network games	HK$105,347,492	-	47.90%
ChinaBig.com Limited	Hong Kong	Production and distribution of trade directory	HK$192,308	-	37.65%
Unicom Yellow Pages Information Co., Ltd.	The PRC	Production and distribution of trade directory	US$6,000,000	-	30.12%
Great Eastern Telecommunications Limited*	Cayman Islands	Investment holding	US$43,112,715	-	49%
SecureNet Asia Limited	Hong Kong	Provision of Internet security audit and consultancy services as well as a full range of smart card, security products and solutions for e-Commerce transactions	HK$72,462,299	-	49.99%
Abacus Distribution Systems (Hong Kong) Limited	Hong Kong	Provision of computer reservation systems and travel related services	HK$15,600,000	-	37.04%
Petro-CyberWorks Information Technology Company Limited	The PRC	Design and development of Enterprise Resource Planning systems, and customer relationship management systems	RMB50,000,000	-	45%

*	The associate has an accounting year end date of March 31. The associate prepares, for the purpose of consolidation, financial statements as at the same date as the Group.

23	INVESTMENTS

	Investments are analyzed as follows:

		2002	2001
		HK$ million	HK$ million

	Held-to-maturity securities	42	62
	Investment securities (note a)	866	1,630
	Other investments - long term portion (note b)	-	-

		908	1,692

a.	Investment securities

		2002	2001
		HK$ million	HK$ million

	Unlisted, at cost	1,764	2,034
	Less: Provision for impairment in value	(1,027)	(713)

		737	1,321

	Listed, at cost
	Hong Kong	72	106
	Overseas	270	1,360

		342	1,466
	Less: Provision for impairment in value	(213)	(1,157)

		129	309

	Total investment securities	866	1,630

	Quoted market value of listed investment securities
	as at December 31	81	299

b.	Other investments

		2002	2001
		HK$ million	HK$ million

	Unlisted
	Overseas	62	-

	Listed, at quoted market value
	Hong Kong	269	526
	Overseas	63	104

		332	630

		394	630
	Less: Current portion classified as current assets	(394)	(630)

		-	-

23	INVESTMENTS (continued)

During the year, certain listed securities were transferred from investment securities to other investments. These transfers were effected at fair value. The aggregate unrealized holding losses at the dates of transfer which had not been previously recognized of approximately HK$28 million (2001: HK$193 million, 2000: aggregate unrealized holding gains of approximately HK$544 million) were recognized in the income statement at the dates of transfer.

c.	During 2002, the Group entered into certain derivative contracts, in the form of equity swap and equity option contracts, with a third party with the effect of entering into forward sale of a portion of certain quoted other investments plus written call options for the remaining portion of those quoted other investments. The underlying quoted other investments with aggregate carrying value of approximately HK$237 million have been placed as collateral for the transaction. The equity swap and equity option contracts have terms of up to five years from the date of the contracts and will mature in 2007 (see note 33(a)).

d.	As at December 31, 2002, no investment securities and other investments are subject to restrictions on sale. As at December 31, 2001, certain investment securities and other investments with a carrying value of approximately HK$191 million are subject to restrictions on sale (i) for a period of six months to three years from the date of purchase, or (ii) unless the securities are registered with the Securities and Exchange Commission of the United States or exemption from registration is obtained.

24	CURRENT ASSETS AND LIABILITIES

a.	Properties held for sale
		2002	2001
		HK$ million	HK$ million

	Properties held for sale:
	Located in Macau	2	-

		2	-

b.	Inventories

		2002	2001
		HK$ million	HK$ million

	Raw materials	10	15
	Work-in-progress	235	187
	Finished goods	218	147
	Consumable inventories	18	23

		481	372

24	CURRENT ASSETS AND LIABILITIES (continued)

c.	Accounts receivable
	An aging analysis of trade receivable is set out below:

		2002	2001
		HK$ million	HK$ million

	0 - 30 days	1,280	1,603
	31 - 60 days	299	253
	61 - 90 days	87	58
	91 - 120 days	66	70
	Over 120 days	112	107
	Less: Provision for doubtful debts	(120)	(148)

		1,724	1,943

	The normal credit period granted by the Group is on average 30 days from the date of invoice.

d.	Gross amounts due to customers for contract work

		2002	2001
		HK$ million	HK$ million

	Contract costs incurred plus attributable profit
	less foreseeable losses	801	700
	Less: estimated value of work performed	(811)	(748)

		(10)	(48)

The total amount of progress billings, included in the estimated value of work performed as at December 31, 2002 is approximately HK$753 million (2001: HK$591 million).

Included in non-current assets at December 31, 2002 is approximately HK$8 million (2001: HK$6 million) representing retentions receivable from customers in respect of construction contracts in progress.

e.	Short-term borrowings
	2002	2001
	HK$ million	HK$ million

Bank loans	75	167
Loan from a shareholder	-	10
Other loans	-	99
Current portion of long-term borrowings	79	2

	154	278

Secured	145	144

Unsecured	9	134

Please refer to note 36 to the financial statements for details of the Group's banking facilities.

At December 31, 2002, the weighted average interest rate of the short-term borrowing is 1.70 percent (2001: 7.74 percent).

24      CURRENT ASSETS AND LIABILITIES (continued)

f.         Accounts payable

        An aging analysis of accounts payable is set out below:

				2002	2001
				HK$ million	HK$ million

	0 – 30 days			534	317
	31 – 60 days			56	93
	61 – 90 days			120	16
	91 – 120 days			37	21
	Over 120 days			413	244

				1,160	691

g.	Provisions

		Staff related	Onerous
		costs	contract	Others	Total
			(note i)
		HK$ million	HK$ million	HK$ million	HK$ million

	Balances as at January 1, 2001	-	3,234	231	3,465
	Additional provisions made	230	-	-	230
	Release of provision (note
	38(b)(ii))	-	(477)	-	(477)
	Provisions used	-	(1,753)	(91)	(1,844)

	Balances as at December 31, 2001	230	1,004	140	1,374
	Release of provision (note 38(b)(ii))	-	(464)	-	(464)
	Provisions used	(230)	(540)	(70)	(840)

	Balances as at December 31, 2002	-	-	70	70

	i.	Upon the adoption of SSAP 28 “Provisions, contingent liabilities and contingent assets” in 2001, the Group recorded a provision for onerous contract amounting to HK$3,234 million for a share option agreement entered between the Company and the minority shareholder of a subsidiary through an adjustment to the opening deficit as at January 1, 2001 and is incorporated in the respective balances as at January 1, 2001 in the table above. The provision was made based on the estimated fair value of the Group’s obligation under the share option agreement. In 2001, the minority shareholder exercised a portion of the options and the remaining portion has been exercised in 2002. The exercise of the said options in 2002 and 2001 has resulted in a release of provision of approximately HK$464 million (2001: HK$477 million) and included in the net gains on investments (see note 26(f)).

Management considers all provisions to be current in nature.

h.	Accruals, other payables and deferred income
Included in accruals, other payables and deferred income are accruals for staff costs, construction-related costs, fixed asset purchases and interest expenses of HK$814 million, HK$456 million, HK$279 million and HK$195 million respectively (2001: HK$618 million, HK$619 million, HK$429 million and HK$524 million).

25	LONG-TERM LIABILITIES

			2002	2001
			HK$ million	HK$ million

	Long-term borrowings (note a)		27,757	33,222
	Convertible bonds (note b)		13,609	14,653

			41,366	47,875

	a.	Long-term borrowings

			2002	2001
			HK$ million	HK$ million

		Repayable within a period
		- not exceeding one year	79	2
		- over one year, but not exceeding two years	123	2
		- over two years, but not exceeding three years	118	850
		- over three years, but not exceeding four years	136	151
		- over four years, but not exceeding five years	152	15,522
		- over five years	27,228	16,697

			27,836	33,224
		Less:
		Amounts repayable within one year included under current liabilities	(79)	(2)

			27,757	33,222

		Representing:
		US$4,700 million term loan (note i)	6,094	22,543
		Yen 30,000 million guaranteed notes (note ii)	1,950	1,950
		US$1,000 million guaranteed notes (note iii)	7,799	7,724
		HK$5,000 million 6-year term loan (note iv)	5,000	-
		HK$5,000 million 7-year term loan (note v)	5,000	-
		Other bank loans	1,914	1,005

			27,757	33,222

		Secured	1,908	1,009

		Unsecured	25,849	32,213

Details of major long-term borrowings of HK$27,757 million are presented below:-
i.	US$4,700 million term loan (“Term Loan”)
In February 2001, the Group arranged syndicated bank borrowings of US$4,700 million (approximately HK$36,660 million) through PCCW-HKT Telephone Limited (“HKTC”), an indirect wholly-owned subsidiary of the Company. Approximately US$2,377 million was denominated in US dollars and the rest was denominated in Hong Kong dollars. The Term Loan consists of three tranches (A, B & C) which are repayable in three to seven years. Each tranche carries interest at rates ranging from London Interbank Offered rates (“LIBOR”) plus 0.85 percent to LIBOR plus 1.45 percent for the US dollar portion and Hong Kong Interbank Offered rates (“HIBOR”) plus 0.95 percent to HIBOR plus 1.55 percent for the Hong Kong dollar portion. As of December 31, 2002, the Group had prepaid a total of approximately US$3,919 million (2001: US$1,809 million) of the principal amount.

25	LONG-TERM LIABILITIES (continued)
	a.	Long-term borrowings (continued)
		i.	US$4,700 million term loan (“Term Loan”) (continued) In relation to the Term Loan, HKTC is required to comply with certain financial and general covenants. The financial covenants are as follows:
-	HKTC's EBITDA (i.e. Earnings before Interest, Tax, Depreciation and Amortization) to Interest ratio must not be less than 2 to 1 for the Relevant Period ended December 31, 2001 and any Relevant Periods ending in 2002 and 2003. For Relevant Periods ending in 2004 and thereafter, HKTC's EBITDA to Interest ratio must not be less than 2.5 to 1. A Relevant Period refers to the twelve-month period ended on December 31, 2001 and thereafter, each twelve month period ending on March 31 and each twelve month period ending on September 30.

-	HKTC's Total Debt to EBITDA ratio must not exceed 5.5 to 1 for the Relevant Period ended on December 31, 2001; 5 to 1 for the Relevant Periods ending in 2002 and 2003; and 3.5 to 1 for the Relevant Periods ending in 2004 and thereafter.

As of the date of the approval of these financial statements, management believes that HKTC has complied in all material respects with all the financial and general covenants as required by the Term Loan agreement.

ii.	Yen 30,000 million guaranteed notes
On October 26, 2001, Profit Century Finance Limited ("PCF"), an indirect wholly-owned subsidiary of the Company, completed the placement of Yen 30,000 million (approximately HK$1,950 million) 3.65 percent guaranteed notes due 2031 (the "Yen Notes"). Interest is payable semi-annually in arrears. The Yen Notes are redeemable at the option of PCF on any interest payment date falling on or after October 27, 2006.

The Yen Notes are unconditionally and irrevocably guaranteed by HKTC and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC.
iii.	US$1,000 million guaranteed notes
In November 2001, PCCW-HKT Capital Limited ("PCL"), an indirect wholly-owned subsidiary of the Company, issued US$1,000 million (approximately HK$7,800 million) 7.75 percent guaranteed notes due 2011 (the "Notes due 2011"). Interest is payable semi-annually in arrears. The interest rate payable on the Notes due 2011 will be subject to adjustment from time to time if the relevant rating agencies downgrade the rating ascribed to the Notes due 2011 below a pre-agreed level.

The Notes due 2011 are unconditionally and irrevocably guaranteed by HKTC and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC.

25	LONG-TERM LIABILITIES (continued)
	a.	Long-term borrowings (continued)
iv.	HK$5,000 million 6-year term loan
On March 7, 2002, HKTC entered into an agreement for a six-year HK$5,000 million (approximately US$641 million) term loan facility. This loan is denominated in Hong Kong dollars and matures in March 2008. Interest is payable at HIBOR plus 0.55 percent per annum.

v.	HK$5,000 million 7-year term loan
On April 17, 2002, HKTC entered into an agreement for a seven-year HK$5,000 million (approximately US$641 million) term loan facility. This loan is denominated in Hong Kong dollars and matures in April 2009. Interest is payable at HIBOR plus 0.65 percent per annum.

Please refer to note 36 to the financial statements for details of the Group's banking facilities.

Certain covenants in the documentation relating to the borrowings described in (ii), (iii), (iv) and (v) above are less onerous than similar covenants relating to the borrowing described in (i) above.

In addition, pursuant to the terms of the term loans described in (i), (iv) and (v) above, HKTC shall not declare or pay any dividends unless:

		(i)	the amount of dividends to be declared and paid for any period does not exceed:
			-	35% of the net profit after tax of HKTC and its subsidiaries for that period where the ratio of total debt of HKTC and its subsidiaries to EBITDA is greater than 3.5 times; or

			-	75% of the net profit after tax of HKTC and its subsidiaries for that period where the ratio of total debt of HKTC and its subsidiaries to EBITDA is greater than 2.5 times but is less than or equal to 3.5 times (for (i) only); or is less than or equal to 3.5 times (for (iv) and (v)).

(ii)	no event of default, as specified in the terms of the respective term loans, has occurred and is continuing at the time of declaration or payment of such dividends or would result from the declaration or payment of such dividends.

	b.	Convertible bonds
	2002	2001
	HK$ million	HK$ million

Beginning of year (notes iii & iv)	14,653	8,580
Issuance (notes i & ii)	4,992	5,850
Capitalization of interest on principal amount of US$750 million
Telstra Bond due 2007 (note iii)	201	223
Capitalization of interest on principal amount of US$190 million
Telstra Bond due 2005 (note ii)	37	-
Redemption (note iii)	(6,274)	-

End of the year	13,609	14,653

25	LONG-TERM LIABILITIES (continued)
	b.	Convertible bonds (continued)
i.	On January 29, 2002 (the “Issue Date”), PCCW Capital No. 2 Limited, an indirect wholly-owned subsidiary of the Company, issued US$450 million (approximately HK$3,510 million) 1 percent guaranteed convertible bonds due 2007, which are unconditionally and irrevocably guaranteed on a joint and several basis by the Company and HKTC. The convertible bonds due 2007 are listed on the Luxembourg Stock Exchange. They are convertible, at the option of their holders, into ordinary shares of the Company at an initial conversion price of HK$2.75# (approximately US$0.3526#) per share at any time up to and including the close of business on January 15, 2007. The bonds bear interest at 1 percent per annum, payable semi-annually in arrears on January 29 and July 29 in each year and at maturity, commencing on July 29, 2002. Unless previously redeemed, converted or purchased and cancelled, these bonds will be redeemed in US dollars at 119.383 percent of its principal amount, plus accrued interest on January 29, 2007. The redemption premium is being accrued on a straight-line basis from the date of issuance to the final redemption date of January 29, 2007.

			#	The conversion price of HK$2.75 (approximately US$0.3526) per share would be adjusted to HK$13.75 (approximately US$1.763) after the implementation of the Share Consolidation in January 2003.
ii.

On June 28, 2002, the Company issued the Telstra Note due 2005 to Telstra as part of the disposal of the Group’s 40 percent interest in RWC (see note 11(a)). Unless previously redeemed or converted or purchased and cancelled, the Telstra Note due 2005 will be convertible into ordinary shares of the Company on June 30, 2005 or the date which is 30 days after the holder of the Telstra Note due 2005 has given notice to the Company declaring that, amongst other things, an event of default or potential event of default has occurred under REACH’s US$1.5 billion syndicated term loan facility or any financing agreement entered into for the purpose of refinancing all or a significant part of such facility; the Company has ceased to have a controlling interest in HKTC; or if HKTC and its subsidiaries have ceased to carry on as their principal business the provision of fixed line telecommunications services in Hong Kong (“Repayment Date”). Interest is payable at 5 percent per annum compounded on a quarterly basis.

On the Repayment Date, the Telstra Note due 2005, plus accrued interest thereon, will be redeemed through its mandatory conversion into ordinary shares of the Company at a conversion price determined by reference to the volume weighted average price of the ordinary shares of the Company as quoted on the Stock Exchange for the 20 dealing days immediately preceding the Repayment Date. The Company is entitled to early redeem the Telstra Note due 2005 in full by giving notice in writing to Telstra. The redemption amount would be the outstanding principal balance together with any unpaid interest accrued at the date of redemption. The Telstra Note due 2005 may be redeemed at the request of Telstra, if a resolution is passed or an order is made that the Company be wound up or dissolved. The Company’s obligations to Telstra as the initial holder of the Telstra Note due 2005 are secured by the Group’s equity interest in REACH.

25	LONG-TERM LIABILITIES (continued)
	b.	Convertible bonds (continued)
iii.

On February 7, 2001, the Company issued Telstra Bond due 2007 with the principal amount of US$750 million (approximately HK$5,850 million) to Telstra. The Telstra Bond due 2007 was convertible into ordinary shares of the Company at an initial conversion price of the US dollar equivalent of HK$6.886 per ordinary share at any time on or after the issue date and ends on the day which is 14 business days prior to the end of the sixth year from the issue date. At the end of the fourth year and the end of the sixth year from the issue date, the Company was entitled to require full but not partial conversion depending on the share price of the Company. The Telstra Bond due 2007 bore interest at 5 percent per annum compounding quarterly increasing to 7 percent per annum compounding quarterly in 2005, and interest was payable quarterly. Telstra irrevocably directed that interest be capitalized and added to the principal amount so as to become part of the principal amount and therefore capable of conversion which, accordingly, itself accrued interest quarterly. Unless previously cancelled, redeemed or converted, the Telstra Bond due 2007 was to be redeemed in US dollars at par together with accrued interest upon maturity. The Telstra Bond due 2007 was initially secured with 50 percent of the Group’s interest in REACH, which was subject to adjustment in accordance with the terms of the Telstra Bond due 2007.

On June 28, 2002, the Company redeemed the Telstra Bond due 2007, with the outstanding principal amount of US$750 million (approximately HK$5,850 million), together with accrued interest of US$54.38 million (approximately HK$424 million) as part of the disposal of interest in RWC (see note 11(a)).

		iv.	On December 5, 2000, convertible bonds due 2005 with the principal amount of US$1,100 million (approximately HK$8,580 million) were issued by PCCW Capital Limited, a wholly-owned subsidiary of the Company. These bonds are listed on the Luxembourg Stock Exchange. They are convertible into ordinary shares of the Company at US$1.0083# (approximately HK$7.865#) subject to adjustments, per share at any time on or after January 5, 2001 and up to the close of business on November 21, 2005 and bear interest at 3.5 percent per annum, payable annually in arrears. Unless previously cancelled, redeemed or converted, these bonds will be redeemed in US dollars at 120.12 percent of the principal amount together with accrued interest on December 5, 2005. If these bonds are fully converted, the Company will be required to issue approximately 1,091 million ordinary shares. The redemption premium is being accrued on a straight-line basis from the date of issuance to the final redemption date of December 5, 2005.

			#	The conversion price of US$1.0083 (approximately HK$7.865) per share would be adjusted to US$5.0415 (approximately HK$39.325) after the implementation of the Share Consolidation in January 2003.

As at December 31, 2002, none of the above-mentioned convertible bonds had been converted into ordinary shares of the Company.

26	SHARE CAPITAL

	2002		2001
	Number of	Nominal	Number of	Nominal
	Shares	value	shares	value
	(note h)	HK$ million	(note h)	HK$ million

Authorized:
Ordinary shares of HK$0.05 each (note h)	32,000,000,000	1,600	32,000,000,000	1,600

Issued and fully paid ordinary shares of
HK$0.05 each (note h):
Beginning of year	22,693,349,346	1,135	21,880,913,125	1,094
Exercise of warrants	-	-	22,938	-
Exercise of staff share options (note d)	-	-	2,388,998	-
Exercise of other share options (note a)	376,680,000	19	626,390,000	32
Issued for acquisition of a licence (note b)	175,000,000	9	-	-
Issued for acquisition of 100% holding in
TTIL (note e)	-	-	183,634,285	9
Issued for cash (note c)	23,741,024	1	-	-

End of year	23,268,770,370	1,164	22,693,349,346	1,135

a.	During 2002, a total of 376,680,000 (2001: 626,390,000) new ordinary shares of HK$0.05 each were issued to the minority shareholder of PCC Holdings Ltd. ("PCCH"), as a result of its conversion of its remaining interest in PCCH into ordinary shares of the Company pursuant to the options granted to the minority shareholder in September 1999 (note f).

b.	On January 24, 2002, 175,000,000 new ordinary shares of HK$0.05 each were issued at their estimated market value totaling approximately US$48 million (approximately HK$375 million) to a wholly-owned subsidiary of Trans World International, Inc. (“TWI”) as the consideration for the acquisition of a licence to use its sports archive and programmes.

c.	During 2002, 23,741,024 new ordinary shares of HK$0.05 each were issued at par under the employee share award scheme approved on November 12, 2002 (note 28(b)).
d.	During 2001, 40,000, 2,318,998 and 30,000 staff share options were exercised by the eligible optionholders at their respective subscription prices of HK$2.356, HK$3.368 and HK$4.552 for a total cash consideration of HK$8,041,185 resulting in the issue of 2,388,998 new ordinary shares of HK$0.05 each.

e.	In March 2001, 183,634,285 new ordinary shares of HK$0.05 each were issued at a price of HK$4.375 per share as consideration for the acquisition of 100 percent of TTIL, together with a shareholder’s loan of approximately HK$546 million.

All new ordinary shares issued during 2001 and 2002 rank pari passu in all respects with the existing shares.

26	SHARE CAPITAL (continued)
f.	In September 1999, as part of the acquisition of Pacific Convergence Corporation, Ltd. (“PCC”), the Company entered into an agreement, as subsequently amended, with the minority shareholder of PCCH, under which the minority shareholder can exchange its effective 40 percent shareholding in PCCH, the holding company of PCC, for 1,003,070,000 new ordinary shares of the Company at no further consideration. The option is exercisable for 10 years. The Company has the right to require the minority shareholder to exercise the option at the end of the option period to the extent it has not already been exercised. As of December 31, 2001, the minority shareholder had exercised a portion of the options and the Company had issued 626,390,000 new ordinary shares to the minority shareholder. During the year ended December 31, 2002, the minority shareholder exercised the remaining portion of the options and the Company had issued 376,680,000 new ordinary shares to the minority shareholder.

g.	Pursuant to the terms and conditions of a consulting agreement dated August 17, 1999 and approved by the Company’s shareholders at an extraordinary general meeting held on December 5, 2000, 63,201,097 share options were granted to a non-executive director of the Company on January 10, 2001 at an exercise price of HK$2.356 per share (see note h). During the year, the director did not exercise any of his options to acquire shares in the Company. He resigned as a director of the Company on September 5, 2002.

h.

Subsequent to the balance sheet date, an ordinary resolution was passed at an extraordinary general meeting of the Company held on January 7, 2003 pursuant to which every five issued and unissued Shares of HK$0.05 each were consolidated into one New Share of HK$0.25 with effect from January 8, 2003. Following the Share Consolidation becoming effective on January 8, 2003, the authorized share capital of the Company is HK$1,600,000,000 divided into 6,400,000,000 New Shares, of which 4,653,754,074 New Shares are in issue and fully paid. The New Shares rank pari passu in all respects with each other.

Except for the (loss)/earnings per share and its related note 15, the number of shares, issued share price, number of share options and exercise price of share options stated in these financial statements are before adjustment made for the effect of Share Consolidation as illustrated above.

27	RETIREMENT BENEFIT LIABILITY
a.

Defined benefit retirement schemes
The Group operates defined benefit retirement schemes (“DB Schemes”) that provide lump sum benefits for employees upon resignation and retirement. The DB Schemes are final salary defined benefit schemes. The scheme assets are administered by independent trustees and are maintained independently of the Group’s finances.

The DB Schemes are funded by contributions from the Group and employees in accordance with qualified independent actuaries’ recommendation from time to time on the basis of periodic valuations.

The latest independent actuarial valuations of the DB Schemes, in accordance with SSAP 34, were carried out on December 31, 2002 and were prepared by Mr. Aaron Wong of Watson Wyatt Hong Kong Limited, fellow of the Canadian Institute of Actuaries and also fellow of the Society of Actuaries, USA, using the projected unit credit method. The actuary was of the opinion that the fair value of the scheme assets was sufficient to cover 75.7 percent of the present value of the defined benefit obligations as at December 31, 2002.

27	RETIREMENT BENEFIT LIABILITY (continued)
	a.	Defined benefit retirement schemes (continued)
		i.	The net liability recognized in the balance sheet are as follows:
2002
HK$ million

Present value of the defined benefit obligations	4,578
Fair value of scheme assets	(3,466)

1,112
Unrecognized actuarial losses	(526)

Defined benefit liability in the balance sheet	586

The scheme assets include ordinary shares issued by the Company with a fair value of approximately HK$2 million as at December 31, 2002.
ii.	Movements in the net liability recognized in the balance sheet are as follows:
		2002
		HK$ million

	Balance as at January 1, 2002	-
	Transitional liability recognized upon adoption of SSAP 34 (note 38(a)(i))	521

	Balance as at January 1, 2002, as restated	521
	Contributions paid for the year	(240)
	Expense recognized in the income statement for the year	305

	Balance as at end of year	586

iii.	Expenses recognized in the consolidated income statement is as follows:

		2002
		HK$ million

	Current service cost	235
	Interest cost	401
	Expected return on scheme assets	(428)
	Loss on curtailment and settlement	97

		305

	The expense is recognized in the following line items in the consolidated income statement:

	General and administrative expenses – retirement costs for
	other staff (note 8)	197
	Restructuring costs (notes 7 & 8)	108

		305

	Actual return on scheme assets	(341)

27	RETIREMENT BENEFIT LIABILITY (continued)
	a.		Defined benefit retirement schemes (continued)
		iv.	The principal actuarial assumptions used as at December 31, 2002 (expressed as weighted average) are as follows:

2002

Discount rate	5.5%
Expected rate of return on scheme assets	6.5%
Future salary increases	3.5%

b.

Defined contribution retirement scheme
The Group also operates defined contribution schemes, including the Mandatory Provident Fund Scheme (“the MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance and not previously covered by the defined benefit retirement scheme. The schemes are administered by independent trustees.

Under the defined contribution scheme, the employer is required to make contributions to the scheme at rates specified under the rules of the scheme. Where employees leave the scheme prior to the full vesting of the employer’s contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group.

Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5 percent of the employees’ relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the scheme vest immediately upon the completion of the service in the relevant service period.

28	EQUITY COMPENSATION BENEFITS
a.

Share option scheme
The Company has a share option scheme which was adopted in September 1994 and amended in May 2002 under which the board of directors (the “Board”) of the Company may, at their discretion, invite employees of the Group, including directors of any company in the Group, and other eligible persons, to take up options to subscribe for shares of the Company. For options granted before May 23, 2002, the exercise price in relation to each option was determined by the Board in its absolute discretion, but in any event would not be less than the higher of the nominal value of the shares and 80 percent of the average of the closing prices of the shares on the Stock Exchange for the five trading days immediately preceding the relevant date of offer.

For options granted on or after May 23, 2002, the exercise price in relation to each option shall be determined by the Board in its absolute discretion, but in any event shall not be less than the highest of: (i) the nominal value of a share of the Company; (ii) the closing price of the shares of the Company as stated in the daily quotation sheet of the Stock Exchange on the date of grant; and (iii) the average closing price of the shares of the Company as stated in the daily quotation sheets of the Stock Exchange for the five trading days immediately preceding the date of grant.

The vesting period and exercisable period of the options are determined by the directors but in any case no options can be exercised later than ten years from the date of grant. Each option gives the holder the right to subscribe for one share.

28	EQUITY COMPENSATION BENEFITS (continued)
	a.	Share option scheme (continued)
		i.	Movements in share options The following presents a summary of the Company’s staff share option scheme for each of the years ended December 31, 2000, 2001 and 2002:
		Weighted average
	Number of shares	exercise price
	(note 26(h))

		HK$

Outstanding, January 1, 2000	282,479,000	2.95
Granted	436,295,900	9.88
Exercised	(78,489,638)	2.55
Cancelled	(17,726,000)	17.70
Lapsed	(13,299,136)	10.59

Outstanding, December 31, 2000	609,260,126	7.37
Granted (note iii)	297,777,200	3.06
Exercised (note iv)	(2,388,998)	3.37
Cancelled (note v)	(218,784,700)	11.30
Lapsed (note vi)	(89,649,212)	4.49

Outstanding, December 31, 2001 (note ii)	596,214,416	4.22
Granted (note iii)	74,653,500	1.60
Exercised (note iv)	-	N/A
Cancelled (note v)	(523,000)	3.49
Lapsed (note vi)	(122,545,352)	3.79

Outstanding, December 31, 2002 (note ii)	547,799,564	3.96

Options to purchase 22,028,135, 95,371,466 and 272,701,628 shares of the Company’s shares at weighted average exercise prices of HK$5.23, HK$5.12 and HK$4.13 were exercisable at December 31, 2000, 2001 and 2002.

ii.	Terms of unexpired and unexercised share options at balance sheet date

Date of grant	Exercise period	Exercise price	Number of options
			2002	2001
		(note 26(h))	(note 26(h))	(note 26(h))

		HK$

August 17, 1999 to September 15, 1999	August 17, 2000 to August 17, 2009	2.3560	123,741,352	127,533,354
October 25, 1999 to November 23, 1999	August 17, 2000 to October 25, 2009	4.5520	32,046,000	36,803,000
December 20, 1999 to January 18, 2000	December 20, 2000 to December 20, 2009	6.7120	1,080,000	1,080,000
February 8, 2000 to March 8, 2000	February 8, 2001 to February 8, 2010	15.0480	433,500	433,500
August 26, 2000 to September 24, 2000	May 26, 2001 to August 26, 2010	12.0240	57,168,000	59,098,000
October 27, 2000 to November 25, 2000	March 15, 2001 to October 27, 2010	4.8720	73,731,010	106,863,160
January 22, 2001 to February 20, 2001	January 22, 2001 to January 22, 2011	3.3680	138,357,902	203,375,702
February 20, 2001	February 8, 2002 to February 8, 2011	3.7520	433,500	433,500
April 17, 2001 to May 16, 2001	May 26, 2001 to April 17, 2011	2.0600	18,971,000	20,928,200
May 18, 2001	May 7, 2002 to May 7, 2011	2.2320	-	12,000,000
July 16, 2001 to September 15, 2001	July 16, 2002 to July 16, 2011	1.8320	3,723,800	4,206,000
August 3, 2001	March 31, 2002 to August 1, 2011	3.3680	4,000,000	4,000,000
September 27, 2001	September 27, 2001 to September 7, 2011	1.3630	18,000,000	18,000,000
October 15, 2001 to November 13, 2001	October 15, 2002 to October 15, 2011	1.7280	1,460,000	1,460,000
May 10, 2002	April 11, 2003 to April 11, 2012	1.5830	1,158,500	-
May 28, 2002	April 29, 2003 to April 29, 2012	1.9900	28,000,000	-
June 19, 2002	June 19, 2002 to May 21, 2012	2.0180	2,895,000	-
August 1, 2002	August 1, 2003 to July 31, 2012	1.6120	1,000,000	-
October 11, 2002	October 11, 2002 to October 10, 2007	1.7233	6,000,000	-
November 13, 2002	November 13, 2003 to November 12, 2012	1.2300	35,600,000	-

			547,799,564	596,214,416

28	EQUITY COMPENSATION BENEFITS (continued)
	a.	Share option scheme (continued)
		iii.	Details of share options granted during the year

		2002		2001
	Exercise	Consideration	Number of	Consideration	Number of
Exercise period	price	received	options	received	options
	(note 26(h))		(note 26(h))		(note 26(h))

	HK$	HK$		HK$

January 22, 2001 to January 22, 2011	3.3680	-	-	1,024	232,466,300
February 8, 2002 to February 8, 2011	3.7520	-	-	1	433,500
May 26, 2001 to April 17, 2011	2.0600	-	-	371	24,858,600
May 7, 2002 to May 7, 2011	2.2320	-	-	1	12,000,000
July 16, 2002 to July 16, 2011	1.8320	-	-	426	4,558,800
March 31, 2002 to August 1, 2011	3.3680	-	-	1	4,000,000
September 27, 2001 to September 7, 2011	1.3630	-	-	1	18,000,000
October 15, 2002 to October 15, 2011	1.7280	-	-	3	1,460,000
April 11, 2003 to April 11, 2012	1.5830	2	1,158,500	-	-
April 29, 2003 to April 29, 2012	1.9900	1	28,000,000	-	-
June 19, 2002 to May 21, 2012	2.0180	5	2,895,000	-	-
August 1, 2003 to July 31, 2012	1.6120	-	1,000,000	-	-
October 11, 2002 to October 10, 2007	1.7233	-	6,000,000	-	-
November 13, 2003 to November 12, 2012	1.2300	-	35,600,000	-	-

		8	74,653,500	1,828	297,777,200

iv.	Details of share options exercised during the year

			2002		2001
		Market value
	Exercise	per share at	Proceeds	Number of	Proceeds	Number of
Exercise date	price	exercise date	received	options	received	options
	(note 26(h))	(note 26(h))		(note 26(h))		note (26(h))

	HK$	HK$	HK$		HK$

February 14, 2001	4.552	4.650	-	-	136,560	30,000
February 15, 2001 to February 23, 2001	3.368	4.375 to 4.900	-	-	7,810,385	2,318,998
February 20, 2001	2.356	4.650	-	-	94,240	40,000

			-	-	8,041,185	2,388,998

v.	Details of share options cancelled during the year

		Number of options
Exercise period	Exercise price	2002	2001
	(note 26(h))	(note26(h))	(note 26(h))

	HK$

December 7, 2000 to December 7, 2009	5.3920	-	2,280,000
December 20, 2000 to December 20, 2009	6.7120	-	27,370,000
February 1, 2001 to February 1, 2010	14.4720	-	2,000,000
May 26, 2001 to August 26, 2010	12.0240	-	186,649,000
March 15, 2001 to October 27, 2010	4.8720	43,000	485,700
January 22, 2001 to January 22, 2011	3.3680	480,000	-

		523,000	218,784,700

28	EQUITY COMPENSATION BENEFITS (continued)
	a.	Share option scheme (continued)
		vi.	Details of share options lapsed during the year

		Number of options
Exercise period	Exercise price	2002	2001
	(note 26(h))	(note26(h))	(note 26(h))

	HK$

August 17, 2000 to August 17, 2009	2.3560	3,792,002	5,341,338
August 17, 2000 to October 25, 2009	4.5520	4,757,000	33,320,334
May 26, 2001 to August 26, 2010	12.0240	1,930,000	5,872,000
March 15, 2001 to October 27, 2010	4.8720	33,089,150	14,060,740
January 22, 2001 to January 22, 2011	3.3680	64,537,800	26,771,600
May 26, 2001 to April 17, 2011	2.0600	1,957,200	3,930,400
May 7, 2002 to May 7, 2011	2.2320	12,000,000	-
July 16, 2002 to July 16, 2011	1.8320	482,200	352,800

		122,545,352	89,649,212

:	vii.	The following table summarizes information about fixed stock options outstanding at December 31, 2002

Range of exercise prices (note 26(h))		Number outstanding at December 31, 2002	Options outstanding		Options exercisable

			Weighted average remaining contractual life	Weighted average exercise price	Number of options exercisable at December 31, 2002	Weighted average exercise price
				(note 26(h))		(note 26(h))

			(years)	HK$		HK$

HK$	1.01 to 1.50	53,600,000	9.47	1.27	12,000,000	1.36
	1.51 to 2.25	63,208,300	8.54	1.96	14,470,021	1.89
	2.26 to 3.35	123,741,352	6.63	2.36	70,784,952	2.36
	3.36 to 5.00	248,568,412	7.84	3.97	149,411,298	4.07
	5.01 to 8.00	1,080,000	6.98	6.71	1,080,000	6.71
	11.01 to 14.00	57,168,000	7.66	12.02	24,521,857	12.02
	14.01 to 17.00	433,500	7.11	15.05	433,500	15.05

Total		547,799,564			272,701,628	4.13

viii.	The following table summarizes information about fixed stock options granted for the years ended December 31, 2001 and 2002.

	2002		2001

	Weighted	Weighted	Weighted	Weighted
	average fair	average	average fair	average
	value at	exercise	value at	exercise
Options granted	grant date	price	grant date	price
	(note 26(h))		(note 26(h))

	HK$	HK$	HK$	HK$
Exercise price of the options equals to market
price of the stock at grant date	0.97	1.23	N/A	N/A
Exercise price of the options exceeds market
price of the stock at grant date	0.93	1.95	0.95	3.37
Exercise price of the options is less than market
price of the stock at grant date	1.04	1.60	3.63	3.06

28	EQUITY COMPENSATION BENEFITS (continued)
b.

Share award schemes
In 2002, the Company established two employee share incentive award schemes under which awards of shares may be granted to employees of participating subsidiaries. Directors of the Company are not eligible to participate in either scheme. On June 10, 2002, the Company approved the establishment of a scheme (the “Purchase Scheme”) under which selected employees are awarded shares purchased in the market. On November 12, 2002, the Company approved the establishment of a scheme (the “Subscription Scheme”) under which selected employees are awarded newly issued shares. The purpose of both the Purchase Scheme and the Subscription Scheme is to recognize the contributions of certain employees of the Group, to retain them for the continued operation and development of the Group, and to attract suitable personnel for the further development of the Group. Under both schemes, following the making of an award to an employee, the relevant shares are held on trust for that employee and then vest over a period of time provided that the employee remains an employee of the Group at the relevant time and satisfies any other conditions specified at the time the award is made. The maximum aggregate number of shares that can be awarded under the two schemes is limited to one percent of the issued share capital of the Company (excluding shares that have already been transferred to employees on vesting).

A summary of movements in shares held under the share award schemes during the year is as follows:

Number of shares
2002
(note 26(h))

As at January 1	-
Issue of the Company’s shares under the share award
scheme at par value of HK$0.05 per share (note 26(c))	23,741,024
Purchases from the market by the trustee at average
market price of HK$1.648 per share	15,935,000

As at December 31	39,676,024

2002
HK$ million

Fair value of shares held as at December 31	49
Fair value, on issuance, of shares issued during the year	34
Fair value, on date of purchase, of share purchased from
the market	26
Amounts recognized in the consolidated balance sheet
as prepaid expenses	25
Amounts recognized in the consolidated income
statement as staff costs	3

c.	Employees’ rights to invest in shares of PCCW Japan
PCCW Japan is a company incorporated under the laws of Japan with shares registered on the Over the Counter market in Japan. In August 2000, the Group has established an incentive scheme under which certain employees of the Group are granted with options to acquire equity interests in PCCW Japan. The exercise price of the options to the employees was set at a price not less than the fair value of the shares at the time of issue. Shares of PCCW Japan have been trading below the cost of the options since the first exercise date, and up to December 31, 2002. A total number of 4,021,000 PCCW Japan shares were held by the incentive scheme which is operated under a limited partnership arrangement. As at December 31, 2002, no options have been exercised by the employees.

29 RESERVES/(DEFICIT)

	2002
		Property	Currency
	Share	revaluation	translation
	premium	reserve	reserve	Deficit	Total
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
		(Restated)		(Restated)	(Restated)
		(Note 38)		(Note 38)	(Note 38)

Beginning of year, as previously stated	169,635	42	(224)	(178,229)	(8,776)
Prior period adjustment arising from
adoption of new accounting standard
for deferred taxation (note 38(a)(ii)):	-	(42)	-	(3,358)	(3,400)

Opening balances, as restated	169,635	-	(224)	(181,587)	(12,176)
Adjustment in relation to the recognition
of transitional liability of defined
benefit retirement schemes arising
from adoption of new accounting
standard for employee benefits at
January 1, 2002 (note 38(a)(i))	-	-	-	(723)	(723)

	169,635	-	(224)	(182,310)	(12,899)
Issue of ordinary shares and exercise of
options, net of issuing expenses	936	-	-	-	936
Realization of goodwill on disposal of
RWC	-	-	-	4,081	4,081
Translation exchange differences	-	-	107	-	107
Impairment provision of goodwill
attributable to REACH	-	-	-	8,263	8,263
Impairment provision of goodwill
attributable to a subsidiary	-	-	-	194	194
Loss for the year	-	-	-	(7,762)	(7,762)

End of year	170,571	-	(117)	(177,534)	(7,080)

Attributable to:
- The Company and subsidiaries	170,571	-	(117)	(178,531)	(8,077)
- Jointly controlled companies	-	-	-	964	964
- Associates	-	-	-	33	33

End of year	170,571	-	(117)	(177,534)	(7,080)

29	RESERVES/(DEFICIT) (continued)

	2001
		Property	Currency
	Share	revaluation	translation
	premium	reserve	reserve	Deficit	Total
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
		(Restated)		(Restated)	(Restated)
		(Note 38)		(Note 38)	(Note 38)

Beginning of year, as previously stated	167,035	343	(65)	(186,497)	(19,184)
Prior period adjustment arising from
adoption of new accounting standard
for deferred taxation (note 38(a)(ii))	-	(138)	-	(3,078)	(3,216)

Opening balances, as restated	167,035	205	(65)	(189,575)	(22,400)
Issue of ordinary shares and exercise of
options, net of issuing expenses	2,600	-	-	-	2,600
Realization of goodwill on disposal of
subsidiaries	-	-	-	33	33

Deficit on revaluation of properties, as
previously stated	-	(301)	-	-	(301)
Prior period adjustment arising from
adoption of new accounting standard
for deferred taxation (note 30(b))	-	96	-	-	96

Deficit on revaluation of properties, as
restated	-	(205)	-	-	(205)
Translation exchange differences	-	-	(159)	-	(159)

Realization of goodwill on contribution
of assets to a jointly controlled
company, as previously stated	-	-	-	6,382	6,382
Prior period adjustment arising from
adoption of new accounting standard
for deferred taxation (note 38(a)(ii))	-	-	-	269	269

Realization of goodwill on contribution
of assets to a jointly controlled
company, as restated	-	-	-	6,651	6,651
Adjustment to goodwill arising from
acquisition of an associate	-	-	-	(39)	(39)

Profit for the year, as previously stated	-	-	-	1,892	1,892
Prior period adjustment arising from
adoption of new accounting standard
for deferred taxation (note 38(a)(ii))	-	-	-	(549)	(549)

Profit for the year, as restated	-	-	-	1,343	1,343

End of year	169,635	-	(224)	(181,587)	(12,176)

Attributable to:
- The Company and subsidiaries	169,635	-	(224)	(182,240)	(12,829)
- Jointly controlled companies	-	-	-	575	575
- Associates	-	-	-	78	78

End of year	169,635	-	(224)	(181,587)	(12,176)

30	DEFERRED TAXATION
	a.	Movement in deferred tax liabilities during the year is as follows:

	2002
		Valuation
		adjustment
	Accelerated	resulted from
	tax	acquisition of	Leasing	Revaluation
	depreciation	subsidiaries	partnership	of properties	Others	Total
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million

Beginning of year, as
previously stated	180	-	520	-	(4)	696
Effect of adoption of new
accounting standard
(note 38(a)(ii))	1,856	506	-	395	(37)	2,720

Opening balances, as restated	2,036	506	520	395	(41)	3,416
Effect of adoption of SSAP
34 (note 38(a)(i))	-	-	-	-	(96)	(96)

	2,036	506	520	395	(137)	3,320
Deferred taxation
(credited)/charged to
income statement during
the year (note 13)	(196)	(21)	(53)	56	62	(152)
Exchange differences	-	-	-	-	(3)	(3)

End of year	1,840	485	467	451	(78)	3,165

	2001
		Valuation
		adjustment
	Accelerated	resulted from
	tax	acquisition of	Leasing	Revaluation
	depreciation	subsidiaries	partnership	of properties	Others	Total
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million

Beginning of year, as
previously stated	187	-	555	-	(4)	738
Effect of adoption of new
accounting standard
(note 38(a)(ii))	1,655	521	-	138	-	2,314

Opening balances, as restated	1,842	521	555	138	(4)	3,052
Deferred taxation
charged/(credited) to
income statement during
the year (note 13)	194	(15)	(35)	353	(37)	460
Deferred taxation credited
to equity during the year
(note b)	-	-	-	(96)	-	(96)

End of year	2,036	506	520	395	(41)	3,416

30	DEFERRED TAXATION (continued)
	b.	Deferred taxation credited to equity during the year is as follows:

	2002	2001
	HK$ million	HK$ million

Property revaluation reserve (note 29)	-	(96)

c.	Deferred income tax assets are recognized for tax loss carry forwards to the extent that realization of the related tax benefit through utilization against future taxable profits is probable. The Group has unutilized estimated tax losses of HK$11,240 million (2001: HK$9,992 million) to carry forward for deduction against future taxable income. Tax losses of HK$1,205 million (2001: approximately HK$811 million) will expire within 1-5 years from December 31, 2002. The remaining portion of the tax losses, mainly relating to Hong Kong companies, can be carried forward indefinitely.

31	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
	a.	Reconciliation of (loss)/profit before taxation to net cash inflow from operating activities

	2002	2001	2000
	HK$ million	HK$ million	HK$ million
		(Restated)	(Restated)
		(Note 39)	(Note 39)

(Loss)/Profit before taxation	(6,482)	3,227	(128,798)
Adjustment for:
Losses on disposal of interests in RWC and MobileOne, net	1,433	-	-
Impairment provision for goodwill attributable to REACH	8,263	-	-
Impairment provision for goodwill attributable to a subsidiary	309	-	-
Impairment provision for goodwill arising from the acquisitions of
subsidiaries, associates and jointly controlled companies	-	-	122,390
Provision for inventory obsolescence	26	38	113
Write-off of intangible assets	8	4	98
Interest income	(164)	(548)	(998)
Interest expense	1,948	3,108	2,458
Finance charges	226	545	896
Depreciation	2,623	2,437	892
Unrealized losses on other investments, net	142	194	1,076
Realized losses/(gains) on disposal of other investments	182	2	(50)
Realized gains on disposal of investment in subsidiaries, a jointly
controlled company and associates	(34)	(264)	(181)
Realized gain on disposal of investment securities	(56)	(14)	-
Provision for impairment of investments	581	263	3,988
Provision for impairment of fixed assets	232	27	50
Release of provision for an onerous contract	(464)	(477)	-
Provision for losses on contract commitments	-	-	231
Loss on disposal of fixed assets	76	63	8
Provision for doubtful debts	148	57	4
Amortization of intangible assets	112	76	28
Amortization of goodwill	85	50	-
Amortization of business development costs	12	-	-
Amortization of premium received from equity options	(32)	(361)	-
Provision for property held for development	-	60	-
Dividend income	-	(125)	(5)
Share of results of associates and jointly controlled companies	(831)	(681)	163
Share of results of unconsolidated subsidiaries	-	(152)	(790)
Gain on termination of cross currency swap contracts	(332)	-	-
Unrealized exchange differences	-	1	16

Operating profit before changes in working capital	8,011	7,530	1,589

31	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)
	a.	Reconciliation of (loss)/profit before taxation to net cash inflow from operating activities (continued)

	2002	2001	2000
	HK$ million	HK$ million	HK$ million
		(Restated)	(Restated)
		(Note 39)	(Note 39)

Operating profit before changes in working capital	8,011	7,530	1,589

Decrease/(Increase) in operating assets:
- properties held for sale	-	-	(10)
- properties under development for sale	(2,204)	(1,260)	(472)
- inventories	(135)	64	(61)
- accounts receivable	(32)	(207)	(150)
- prepayment, deposits and other current assets	54	293	-
- gross amounts due from customers for contract work	-	53	(53)
- amounts due from jointly controlled companies and associates	-	(1,238)	-
- amounts due from related companies	204	(33)	(34)
- other assets	-	-	(59)
Increase/(Decrease) in operating liabilities:
- accounts payable, provisions, accruals, other payables and deferred
income	159	1,067	1,918
- amount due to minority shareholders of subsidiaries	5	(5)	-
- gross amounts due to customers for contract work	(38)	48	-
- amounts due to related companies	(446)	450	28
- advances from customers	(277)	(48)	118
- other liabilities	-	-	24

Cash generated from operations	5,301	6,714	2,838

Interest paid	(221)	(231)	(148)
Interest received	82	549	1,070
Dividends received	-	8	-
Tax paid
- Hong Kong profits tax paid	(1,243)	(1,296)	(3)
- Overseas tax paid	(2)	(28)	(3)

NET CASH INFLOW FROM OPERATING ACTIVITIES	3,917	5,716	3,754

31	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)
	b.	Acquisitions of subsidiaries

	2002	2001	2000
	HK$ million	HK$ million	HK$ million
			(Restated)
			(Note 38)

Net assets acquired:
Fixed assets	-	138	19,886
Intangible assets	-	-	1,516
Investment in unconsolidated subsidiaries	-	-	17,677
Investment in jointly controlled companies and associates	-	-	466
Investments	-	-	835
Investment in unconsolidated subsidiaries - current portion	-	-	13,104
Accounts receivable, prepayments, deposits and other assets	-	92	4,186
Bank deposits maturing over three months	-	-	331
Cash and bank balances	-	27	6,664
Short term borrowings	-	-	(2,015)
Accounts payable, accruals and other payables	-	(115)	(4,725)
Long-term borrowings	-	-	(21)
Deferred taxation	-	-	(3,752)
Other long-term liabilities	-	(26)	(57)
Minority interests	-	(13)	(716)

	-	103	53,379

Goodwill arising on acquisition	-	1,033	175,060

	-	1,136	228,439

Satisfied by:
Issuance of ordinary shares	-	1,043	136,464
Cash proceeds from Bridge Loan	-	-	88,281
Cash from internal resources	-	93	3,694

	-	1,136	228,439

Analysis of the net (outflow)/inflow of cash and cash
equivalents in respect of the purchase of subsidiaries:
Cash	-	(93)	(91,975)
Cash and bank balances acquired	-	27	6,664

Net cash outflow in respect of acquisitions of subsidiaries	-	(66)	(85,311)

31	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)
	c.	Disposals of subsidiaries

		2002	2001	2000
		HK$ million	HK$ million	HK$ million

	Net assets/(liabilities) disposed of:
	Fixed assets	-	-	64
	Properties under development	-	-	108
	Accounts receivable and other current assets	-	-	23
	Cash and bank balances	-	-	74
	Bank borrowings	-	-	(60)
	Accounts payable, accruals and other payables	-	-	(73)
	Minority interests	-	-	(17)

		-	-	119
	Realization of capital reserve	-	-	(9)

		-	-	110
	Gain on disposal of subsidiaries	-	-	31

		-	-	141

	Satisfied by:
	Reclassification of investment on deemed disposal on
	dilution of interests in a subsidiary	-	-	26
	Cash	-	-	115

		-	-	141

	Analysis of the net inflow/(outflow) of cash and cash
	equivalents in respect of the disposals of subsidiaries
	Cash consideration	-	-	115
	Cash and bank balances disposed of	-	-	(74)

	Net cash inflow in respect of disposal of subsidiaries	-	-	41

d.	Analysis of cash and cash equivalents

		2002	2001	2000
		HK$ million	HK$ million	HK$ million

	Cash and bank balances	8,638	8,923	13,819
	Bank loans and overdrafts	(37)	(75)	(114)
	Restricted cash (included in “prepayments, deposits
	and other current assets” on consolidated balance
	sheet (note 36))	(720)	(1,405)	-

	Cash and cash equivalents as at December 31	7,881	7,443	13,705

31	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)
e.

Major non-cash transactions
A total of 376,680,000 ordinary shares of HK$0.05 each were issued to the minority shareholder of PCCH, as a result of its conversion of its remaining interest in PCCH into ordinary shares of the Company.

On January 24, 2002, the Company issued 175,000,000 ordinary shares of HK$0.05 each at their estimated market value totaling approximately US$48 million (approximately HK$375 million) to a wholly-owned subsidiary of TWI for the acquisition of a licence to use its sports archive and programmes.

On June 28, 2002, the Company disposed of its entire 40 percent equity interest in RWC to Telstra for a consideration of HK$4,792 million that was satisfied by the redemption of the Telstra Bond due 2007 together with its accrued interest and the issuance of the Telstra Note due 2005 (see note 11(a)).

32	NET LEASE PAYMENTS RECEIVABLE A company within the Group is a limited partner in a number of limited partnerships, which own and lease assets to third parties.

	2002	2001
	HK$ million	HK$ million

The net investment in relation to these finance leases comprises:
Net lease payments receivable	475	475
Less: Current portion of net lease payments receivable	-	-

	475	475

Non-recourse finance of HK$2,600 million (2001: HK$2,847 million) has been offset against net rentals receivable in arriving at the above net investment in finance leases.

33	FINANCIAL INSTRUMENTS
a.	Equity options
During the year, the Group entered into certain derivative contracts, in the form of equity swap and equity option contracts, with a third party with the effect of entering into forward sale of a portion of certain quoted other investments plus written call options for the remaining portion of those quoted other investments. The deemed forward sale effectively eliminated the Group’s exposure to market price fluctuation and accordingly, the underlying quoted other investments were carried at the deemed forward price as at December 31, 2002. The Group received advance receipt of approximately HK$187 million for the deemed forward sales and the amount was included in other long-term liabilities in the consolidated balance sheet and is interest bearing at commercial rate. The Group recognized a gain of approximately HK$10 million for marking the quoted other investments to the deemed forward price and the gain has been reflected in net gains on investments. The Group also received premiums of approximately HK$25 million for the written call options with notional amount of approximately HK$71 million. The premiums received were recorded as deferred income and are being amortized into income on a straight-line basis over the life of the call options. The underlying quoted other investments were carried at market value at each balance sheet date and any unrealized holding gain or loss are recognized in the income statement in the period as it arises. The underlying quoted other investments for both the deemed forward sale and written call options have been placed as collateral for the above equity swap and equity option transactions (note 23(c)).

33	FINANCIAL INSTRUMENTS (continued)
a.

Equity options (continued)
Apart from the above, as at December 31, 2002, the Group had other outstanding written equity call options with a total notional amount of approximately HK$157 million (2001: approximately HK$157 million). Other than the equity options as aforementioned in previous paragraph, the Group did not receive premiums on writing new equity options in 2002 (2001: approximately HK$53 million). The premiums received were recorded as deferred income and are being amortized into income on a straight-line basis over the life of the related contracts.

The notional amounts of the outstanding equity option contracts indicate the volume of transactions outstanding at balance sheet date and do not represent amounts at risk.

b.

Interest rate options
The Group entered into interest rate options to manage its interest rate risk. As at December 31, 2002, the total notional amount of such instruments was HK$150 million (2001: HK$190 million).

The notional amounts of the outstanding interest rate options indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk.

c.

Swap
As at December 31, 2002, the Group had outstanding cross currency swap contracts to buy US$2,990 million and Yen 30,000 million (2001: US$1,100 million and Yen 30,000 million) at various rates totaling approximately HK$23,322 million and HK$1,950 million (2001: HK$8,580 million and US$250 million), respectively, to hedge against the Group's exposure to foreign currencies and interest rate fluctuations.

In addition, the Group had outstanding swap contracts to receive HK$7,800 million at monthly floating rate and to pay HK$7,800 million at daily floating rate to hedge against the Group’s exposure to interest rate fluctuation.

During the year ended December 31, 2002, the Group closed out certain cross currency swap contracts and recognized a gain of approximately HK$332 million (2001: Nil, 2000: Nil). The gain is reflected under net gains on investments (see note 6).

34	COMMITMENTS
	a.	Capital

	2002	2001
	HK$ million	HK$ million

Authorized and contracted for	4,155	4,045
Authorized but not contracted for	7,436	11,378

	11,591	15,423

34	COMMITMENTS (continued)
	a.	Capital (continued) An analysis of the above capital commitments by nature is as follows:

	2002	2001
	HK$ million	HK$ million

Investments	137	419
Property development (note i)	11,080	13,974
Development of Internet business	101	524
Construction contract	24	125
Acquisition of fixed assets	247	378
Others	2	3

	11,591	15,423

i.	The Group has a project agreement with the Government of the Hong Kong (the "Government") to design, build and market the Cyberport development at Telegraph Bay on the Hong Kong Island (the "Cyberport Project"). Pursuant to the Cyberport Project Agreement entered into on May 17, 2000, the total construction costs of the Cyberport Project are estimated to be approximately HK$15.8 billion. The total construction costs incurred for the Cyberport Project up to December 31, 2002 were approximately HK$4.4 billion (2001: HK$2 billion). Accordingly, the outstanding commitment for the Cyberport Project as at December 31, 2002 was approximately HK$11 billion (2001: HK$14 billion).

b.	Operating leases As at December 31, 2002, the total future minimum lease payments under non-cancelable operating leases are payable as follows:

Land and buildings

	2002	2001
	HK$ million	HK$ million

Within 1 year	188	181
After 1 year but within 5 years	288	255
After 5 years	123	161

	599	597

Equipment

	2002	2001
	HK$ million	HK$ million

Within 1 year	35	49
After 1 year but within 5 years	29	51

	64	100

34	COMMITMENTS (continued)
b.	Operating leases
Future minimum payments for the next five years, under the non-cancelable operating leases with initial or remaining terms of one year or more, consist of the following at December 31, 2002:

HK$ million

2003	223
2004	156
2005	75
2006	53
2007	33
Thereafter	123

663

c.	Others
As at December 31, 2002, the Group had outstanding forward foreign exchange contracts to buy US$160 million (2001: US$290 million) at various rates totaling approximately HK$1,245 million (2001: HK$2,264 million). Further, the Group had outstanding forward foreign exchange contracts to sell approximately S$110 million (2001: Nil) totaling approximately US$63 million (2001: Nil).

35	CONTINGENT LIABILITIES

	2002	2001
	HK$ million	HK$ million

Performance guarantee	74	48
Tender guarantee	10	-
Advance payment guarantee	14	-
Guarantees given to banks in respect of credit facilities
granted to a jointly controlled company	-	4
Guarantee in lieu of cash deposit	20	3
Guarantee in respect of an investment commitment
of an associate	-	104
Staff mortgage loan guarantee	5	-
Guarantee indemnity	11	-

	134	159

On April 23, 2002, a writ of summons was issued against HKT, an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech No., Ltd. for its failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTNS”), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$90 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period January 1, 2001 to January 2, 2002 at 6.725 percent per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Cap. 4. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants were successful in their claim. A defence was filed by HKT on May 29, 2002. Based on legal advice received, the directors consider that HKT has valid defences, therefore no provision has been made.

36	BANKING FACILITIES
Aggregate banking facilities as at December 31, 2002 were HK$21,660 million (2001: HK$27,958 million) of which the unused facilities as at the same date amounted to HK$3,521 million (2001: HK$4,250 million).

A summary of major loan agreement terms is set out in note 25(a).

Security pledged for certain banking facilities includes:

	2002	2001
	HK$ million	HK$ million

Investment properties	3,830	2,703
Land and buildings	93	73
Investments	312	-
Fixed deposit	122	-

	4,357	2,776

Cyber-Port Limited, an indirect wholly-owned subsidiary of the Company, was granted a standby letter of credit facility amounting to approximately HK$722 million (2001: HK$1,405 million) from a bank for the purpose of providing a cashflow guarantee covering an amount equal to the 6-month forecast net cashflow requirements of the Cyberport Project, defined in and pursuant to the terms of the Cyberport Project Agreement. Such facility is secured by a bank fixed deposit of approximately HK$720 million (2001: approximately HK$1,405 million) placed by the Company. The amount of restricted cash is included in "prepayments, deposits and other current assets" on the balance sheet.

37	POST BALANCE SHEET EVENTS The following events occurred subsequent to December 31, 2002 up to the date of approval of these financial statements by the Board of Directors:-
a.

Pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on January 7, 2003, every five issued and unissued Shares were consolidated into one New Share with effect from January 8, 2003. Following the Share Consolidation becoming effective on January 8, 2003, the authorized share capital of the Company is HK$1,600,000,000 divided into 6,400,000,000 New Shares, of which 4,653,754,074 New Shares are in issue and fully paid. The New Shares rank pari passu in all respects with each other.

In addition, the conversion prices of the outstanding convertible bonds issued by certain wholly-owned subsidiaries of the Company and which are convertible into Shares are adjusted by the same factor as the Share Consolidation, namely by five times the conversion prices prior to the Share Consolidation. Accordingly, the US$1,100 million guaranteed convertible bonds issued by PCCW Capital Limited, which are convertible into Shares at a conversion price of US$1.0083 (approximately HK$7.865) per Share, are convertible into New Shares at a conversion price of US$5.0415 (approximately HK$39.324) per New Share following the Share Consolidation. The US$450 million guaranteed convertible bonds issued by PCCW Capital No. 2 Limited, which were convertible into Shares at a conversion price of HK$2.75 (approximately US$0.3526) per Share, are convertible into New Shares at a conversion price of HK$13.75 (approximately US$1.763) per New Share following the Share Consolidation.

The relevant exercise prices applicable to all outstanding options granted by the Company pursuant to the Company’s share option scheme are adjusted as a result of the Share Consolidation by the same five-fold factor as applies to the conversion prices applicable to the convertible bonds.

37	POST BALANCE SHEET EVENTS (continued)
b.	On January 24, 2003, PCCW Capital No. 3 Limited, an indirect wholly-owned subsidiary of the Company, privately placed US$456 million 7.88% Guaranteed Notes due 2013 to raise funds for general working capital purposes. The notes are unconditionally and irrevocably guaranteed by the Company.

c.	On February 26, 2003, PCC Investments Limited (“PCCI”), a wholly-owned subsidiary of the Company, Commercial Radio Productions Limited (“CRP”) and PCC Skyhorse Holding Limited (“Skyhorse”), a joint venture company of which 60 percent of the share capital was held by PCCI and the remaining 40 percent was held by CRP, entered into an agreement. Pursuant to this agreement, Skyhorse repurchased CRP’s entire 40 percent shareholding in Skyhorse on normal commercial terms for HK$80 million which was settled by a cash payment from Skyhorse’s internal resources arising as a result of PCCI’s original equity commitment in the joint venture.

	d.	On March 5, 2003, the Financial Secretary, Mr. Anthony Leung, proposed the profits tax rate to be increased from 16 percent to 17.5 percent with effect from the year of assessment 2003/04.
e.	On March 14, 2003, the Company completed a five-year term loan facility for HK$3,003 million (approximately US$385 million) on an unsecured basis. The loan is repayable in 2008. The proceeds will be used for general corporate purposes.

38	ADJUSTMENTS RETROSPECTIVELY APPLIED UPON ADOPTION OF NEW ACCOUNTING STANDARDS IN HONG KONG
	a.	Adjustments for the year ended December 31, 2002
i.

Adoption of SSAP 34 “Employee benefits”
SSAP 34 prescribes the accounting and disclosure for all forms of consideration given by an enterprise in exchange for services rendered by employees. The underlying principle is that the cost of providing employee benefits should be recognized in the period in which the benefits are earned by the employees, rather than when they are paid or payable.

The Group has been providing defined benefit retirement schemes to certain of its employees. Prior to the adoption of SSAP 34, contributions to the defined benefit retirement schemes were made in accordance with the advice of qualified independent actuaries and were recognized as costs of retirement benefits to the income statement in the relevant accounting period. Special contributions were made to the retirement schemes as recommended by the actuaries and were deferred and amortized to the income statement on a systematic basis over the employees’ average expected service lives.

With effect from January 1, 2002, in order to comply with SSAP 34, the Group adopted a new policy for defined benefit retirement schemes as set out in note 2(z). As a result of the adoption of this accounting policy, the Group has chosen to recognize the entire transitional liability immediately under the transitional provision of SSAP 34. As at January 1, 2002, the transitional liability of the Group’s defined benefit retirement schemes, which represented the excess of the defined benefit obligation over the fair value of the scheme assets, was HK$521 million. The amount was recognized against the opening balance of the deficit as at January 1, 2002 and the defined benefit liability has been carried in the consolidated balance sheet as non-current liabilities. In addition, the Group wrote off the unamortized balance of special contribution of HK$298 million that was made to the defined benefit retirement schemes in 1998. A resultant adjustment of HK$723 million after netting of deferred tax impact of HK$96 million was made to the opening balance of the deficit of the Group as at January 1, 2002. Comparative financial statements have not been restated.

38	ADJUSTMENTS RETROSPECTIVELY APPLIED UPON ADOPTION OF NEW ACCOUNTING STANDARDS IN HONG KONG
	a.	Adjustment for the year ended December 31, 2002 (continued)
ii.	Adoption of SSAP 12 “Income taxes”

The HKSA issued SSAP 12 “Income taxes” (“SSAP 12 (revised)”) in August 2002, which supersedes the previous SSAP 12 “Accounting for deferred taxes”. The new standard will be effective for accounting periods beginning on, or after January 1, 2003. The Group has elected to adopt the SSAP 12 (revised) in the consolidated financial statements as of and for the year ended December 31, 2002.

SSAP 12 (revised) requires deferred tax assets and liabilities to be provided in full using the liability method, on temporary differences arising between the tax base of an asset or a liability and its carrying amount in the financial statements at any point in time. Deferred tax assets or liabilities arising from temporary differences need to be measured at the tax rate enacted or substantially enacted by the balance sheet date. The principal temporary differences arise from depreciation of fixed assets, revaluation surplus of certain non-current assets, provision for pensions, tax losses carried forward, and, in relation to acquisitions, the difference between the fair values of the net assets acquired and their tax base.

Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Movements of deferred tax assets and liabilities between balance sheet dates need to be reported either in the income statement or as an item of recognized gain or loss in reserve movements.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future.

The adoption of SSAP 12 (revised) represents a change in accounting policy, which has been applied retrospectively so that comparatives presented have been restated to conform to the changed policy. As a result of the new accounting policy, the Group’s loss for the year ended December 31, 2002 and the amount charged to deficit has been decreased by HK$140 million (2001: the Group’s profit decreased by HK$549 million, 2000: the Group’s loss increased by HK$32 million) and the net liabilities as at year end have been increased by HK$3,009 million (2001: HK$3,400 million). The new accounting policy has been adopted retrospectively, with the opening balances of deficit and the comparative information adjusted for the amounts relating to prior periods. The opening deficit of the Group at January 1, 2001 and 2002 have been increased by HK$3,078 million and HK$3,358 million respectively representing the unprovided net deferred tax liabilities as at those dates. This change has resulted in an increase in deferred tax liabilities at December 31, 2001 by HK$2,720 million.

38	ADJUSTMENTS RETROSPECTIVELY APPLIED UPON ADOPTION OF NEW ACCOUNTING STANDARDS IN HONG KONG
b.	Adjustments for the year ended December 31, 2001

i.	Adoption of SSAP 30 “Business Combinations”, SSAP 31 “Impairment of Assets” and Interpretation 13 “Goodwill – continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves”

SSAP 31 prescribes procedures to be applied to ensure that assets are carried at not more than their recoverable amounts. The Group is required to assess at each balance sheet date whether there are any indications that assets may be impaired, and if there are such indications, the recoverable amount of the assets is to be determined. Any resulting impairment losses identified are charged to the income statement.

In accordance with the provisions of Interpretation 13, assessments of impairment of goodwill also apply to goodwill previously eliminated against reserves which will not be restated at the time of adoption of SSAP 30. Any impairment loss identified in respect of goodwill previously eliminated against reserves is to be recognized as an expense in the income statement. The amendments to SSAP 30 and the provisions of Interpretation 13 are required to be reflected in accordance with the requirements of SSAP 2 and the transitional provisions in SSAP 30.

On adoption of SSAP 30 and the provisions of Interpretation 13, effective January 1, 2001, the Group performed an assessment of the fair value of its assets, including the related goodwill that had previously been charged to reserves, as at December 31, 2000. As a result, the Group and the Company retrospectively restated their previously reported net loss for the year ended December 31, 2000 by HK$122,390 million for the impairment of goodwill arising from the acquisitions of subsidiaries, associates and jointly controlled companies. As the retroactive restatement was completed in 2001, and was reported in the Company’s financial statements as of and for the year ended December 31, 2001, the amount has not been shown separately but included in the goodwill balance carried in reserves as at January 1, 2001 in note 18.

ii.	Adoption of SSAP 28 “Provisions, Contingent Liabilities, and Contingent Assets”

SSAP 28 clarifies the measurement and disclosures for provisions, contingent liabilities, and contingent assets.

In performing its assessment of the effects of adopting SSAP 28 (including the potential effects on prior years), the Group determined that its share option agreement with the minority shareholder of a subsidiary company would require the Company to issue, at the option of the holder, 1,003,070,000 new ordinary shares of the Company in exchange for the minority shareholder’s remaining interests in the subsidiary even though the fair value of that subsidiary had substantially declined since entering into the option agreement in 1999. As a result of the Group’s assessment of the prospective financial performance of the core business of that subsidiary since its launch in June 2000, management believed the minority shareholder’s exercise of the option was assured. The minority shareholder began exercising its option in 2001.

38	ADJUSTMENTS RETROSPECTIVELY APPLIED UPON ADOPTION OF NEW ACCOUNTING STANDARDS IN HONG KONG (continued)
b.	Adjustments for the year ended December 31, 2001 (continued)

ii.	Adoption of SSAP 28 “Provisions, Contingent Liabilities, and Contingent Assets” (continued)

The Company’s additional investments in the subsidiary would initially have to be recorded at the fair value of the shares issued. Given the decline in value of the subsidiary, the Company would experience an immediate loss on its additional investment in the subsidiary. Accordingly, the option agreement was considered to be an onerous contract as at December 31, 2000. In accordance with the provisions of SSAP 28, the Group recorded a provision of HK$3,234 million relating to its obligation under the share option agreement. The effect of this adjustment was reported as an adjustment to the balance of deficit of the Group as at January 1, 2001. Comparative financial information for the year ended December 31, 2000 was not restated as permitted by the transitional provisions of SSAP 28. Changes in the estimated fair value of the Group’s unsettled obligation have been and will be reported as a component of gains/(losses) on investments in the Group’s consolidated income statement.

As of March 20, 2002, the minority shareholder of that subsidiary had exercised options for the issuance of 626,390,000 new ordinary shares. During the year, a total amount of approximately HK$477 million has been adjusted to income of the Group as gain on investments due to the exercise of the said options and the change in estimated fair value of the Group’s unsettled obligation. These adjustments have been reflected as a component of gains/(losses) on investments in the Group’s consolidated income statement.

39	COMPARATIVE FIGURES
The presentation and classification of items in the consolidated cash flow statement have been changed due to the adoption of the requirements of SSAP 15 (revised) “Cash flow statements”. As a result, cash flow items from taxation, returns on investments and servicing of finance have been classified into operating and financing activities as set out in note 31(a) and consolidated cash flow statement. Comparative figures have been reclassified to conform with the current year’s presentation.

Certain comparative figures have also been adjusted as a result of (i) changes in accounting policies for employee benefits and deferred taxation, details of which are set out in note 38 and (ii) reclassification of certain operations among business segments, details of which are set out in note 4.

40	NEW HK GAAP ACCOUNTING STANDARDS
In March 2002, the HKSA issued SSAP 35 “Accounting for Government grants and disclosure of Government assistance” (“SSAP 35"). This SSAP is effective for accounting periods beginning on or after July 1, 2002 and is therefore required to be adopted by the Group for the year ending December 31, 2003.

SSAP 35 establishes the definitions of government grants and government assistance and requires companies to recognize government grants and assistance, where there is reasonable assurance that the conditions attached to the grants or assistance, if any, will be complied with and the grants will be received, over the periods necessary to match with the related costs, except for (a) compensation for expenses/losses already incurred that should be recognized immediately; and (b) immediate financial support with no future related costs. The adoption of SSAP 35 on January 1, 2003 is not expected to have a significant effect on PCCW’s financial statements presented in accordance with HK GAAP.

In November 2002, the HKSA issued SSAP 36 “Agriculture” (“SSAP 36"). This SSAP will become effective for accounting periods beginning on or after January 1, 2004 and is therefore required to be adopted by the Group for the year ending December 31, 2004.

SSAP 36 introduces a fair value model to agriculture accounting. It particularly impacts those agricultural activities where the income-producing biological assets are expected to have economic lives that stretch beyond one accounting period. The adoption of SSAP 36 on January 1, 2004 is not expected to have a significant effect on PCCW’s financial statements presented in accordance with HK GAAP.

41	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Group’s primary financial statements are prepared in accordance with HK GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). Set out below are the Group’s consolidated balance sheet information as at December 31, 2002 and 2001, and consolidated income statements information, and information of shareholders’ equity for each of the years in the three-year period ended December 31, 2002 prepared in accordance with US GAAP.

CONSOLIDATED INCOME STATEMENT INFORMATION

For each of the years in the three-year period ended December 31, 2002 under US GAAP (Amounts expressed in millions of Hong Kong dollars except for loss per share)

	2002	2001	2000
Turnover
Telecommunications and other service revenues	18,089	19,571	9,429
Amounts received and receivable in respect of goods
sold, or sale of properties	1,490	2,201	1,033
Amounts received and receivable from the rental of
investment properties	332	251	134
Revenues from construction contracts	63	495	253

	19,974	22,518	10,849
Cost of sales	(5,295)	(7,112)	(3,752)
General and administrative expenses	(10,754)	(18,561)	(9,569)
Other (expense)/income, net	-	(332)	280
Gains/(Losses) on investments, net	841	(74)	(4,499)
Provision for impairment losses	(5,066)	(10,436)	(4,633)
Restructuring costs	(311)	-	-

Loss from operations	(611)	(13,997)	(11,324)
Finance costs, net	(1,944)	(3,015)	(2,299)
Share of results of jointly controlled companies	574	(179)	(110)
Share of results of associates	193	(309)	(259)
Impairment loss for goodwill attributable to the
interest in REACH	(6,454)	-	-
Profit on disposal of partial interests in MobileOne	338	-	-

Loss before taxation	(7,904)	(17,500)	(13,992)
Taxation	(690)	(1,574)	(602)

Loss after taxation	(8,594)	(19,074)	(14,594)
Minority interests	126	98	23

Loss for the year before cumulative effect of a change
in accounting principle	(8,468)	(18,976)	(14,571)
Cumulative effect of change in accounting principle,
net of tax	(43,589)	-	-

Net loss	(52,057)	(18,976)	(14,571)

CONSOLIDATED INCOME STATEMENT INFORMATION (continued)

For each of the years in the three-year period ended December 31, 2002 under US GAAP
(Amounts expressed in millions of Hong Kong dollars except for loss per share)

	2002	2001	2000
Loss per share
- Basic
Loss for the year before cumulative effect of a change
in accounting principle	(182.22) cents	(411.88) cents	(469.09) cents
Cumulative effect of change in accounting principle,
net of tax	(937.97) cents	-	-

Net loss	(1,120.19) cents	(411.88) cents	(469.09) cents

- Diluted
Loss for the year before cumulative effect of a change
in accounting principle	(182.22) cents	(411.88) cents	(469.09) cents
Cumulative effect of change in accounting principle,
net of tax	(937.97) cents	-	-

Net loss	(1,120.19) cents	(411.88) cents	(469.09) cents

CONSOLIDATED BALANCE SHEET INFORMATION
As at December 31, 2002 and 2001 under US GAAP
(Amounts expressed in millions of Hong Kong dollars)

	2002	2001
ASSETS AND LIABILITIES
Non-current assets
Fixed assets	22,905	24,503
Properties held for/under development	4,434	2,071
Goodwill	76,835	116,491
Intangible assets	6,711	12,137
Investment in jointly controlled companies	3,954	9,822
Investment in associates	1,322	9,304
Investments	859	1,681
Receivables on finance leases	2,768	3,075
Other non-current assets	1,734	601

	121,522	179,685

Current assets
Properties held for sale	2	-
Trading securities	382	630
Inventories	344	235
Prepayments, deposits and other current assets	2,405	3,731
Amounts due from related companies	45	2
Accounts receivable	1,724	1,943
Cash and cash equivalents	7,918	7,518

	12,820	14,059

Current liabilities
Short-term borrowings	(489)	(796)
Accounts payable	(1,160)	(691)
Accruals, other payables and deferred income	(5,187)	(6,007)
Amounts due to related companies	(397)	(523)
Gross amounts due to customers for contract work	(10)	(48)
Advances from customers	(1,221)	(1,487)
Taxation	(1,187)	(1,038)

	(9,651)	(10,590)

Net current assets	3,169	3,469

Total assets less current liabilities	124,691	183,154

CONSOLIDATED BALANCE SHEET INFORMATION (continued)
As at December 31, 2002 and 2001 under US GAAP
(Amounts expressed in millions of Hong Kong dollars)

	2002	2001
Non-current liabilities
Long-term liabilities	(29,831)	(35,610)
Amounts due to minority shareholders of subsidiaries	(11)	(6)
Convertible bonds	(13,609)	(14,653)
Deferred taxation	(3,763)	(4,754)
Other long-term liabilities	(1,166)	(422)

	(48,380)	(55,445)

Commitments and contingencies	-	-

Net assets	76,311	127,709

REPRESENTING:
Share capital - $0.05 par value, 32,000,000,000 ordinary shares authorized, 23,268,770,370 and 22,693,349,346 issued and
outstanding	1,164	1,135
Additional paid-in capital	162,204	161,610
Deferred compensation expenses	(188)	(415)
Deficit	(86,994)	(34,937)
Accumulated other comprehensive loss	(283)	(228)

Shareholders’ equity	75,903	127,165
Minority interests	408	544

	76,311	127,709

CONSOLIDATED INFORMATION OF SHAREHOLDERS’ EQUITY
For each of the years in the three-year period ended December 31, 2002
(Amounts expressed in millions of Hong Kong Dollars)

	Share capital	Additional paid in capital	Deferred compensation expenses	Deficit	Other comprehensive income	Total
Balance as at January 1, 2000	453	16,881	-	(1,390)	6,193	22,137
Debt conversion	142	740	-	-	-	882
Share issued for acquisitions	434	126,242	-	-	-	126,676
Share issued for cash	29	11,383	-	-	-	11,412
Rights issue	32	4,069	-	-	-	4,101
Employee stock options granted or exercised	4	1,123	-	-	-	1,127
Non-employee stock options granted	-	391	-	-	-	391
Mark-to-market of available-for-sale securities	-	-	-	-	(6,195)	(6,195)
Currency translation	-	-	-	-	(67)	(67)
Net loss	-	-	-	(14,571)	-	(14,571)

Balance as at December 31, 2000	1,094	160,829	-	(15,961)	(69)	145,893
Share option exercised by minority shareholder	32	(32)	-	-	-	-
Shares issued for acquisitions	9	794	-	-	-	803
Employee stock options	-	19	(963)	-	-	(944)
Amortization of employee stock options	-	-	548	-	-	548
Currency translation	-	-	-	-	(159)	(159)
Net loss	-	-	-	(18,976)	-	(18,976)

Balance as at December 31, 2001	1,135	161,610	(415)	(34,937)	(228)	127,165
Share option exercised by minority shareholder	19	349	-	-	-	368
Shares issued for acquisition of a licence	9	-	-	-	-	9
Shares issued for cash	1	-	-	-	-	1
Employee stock options	-	(21)	227	-	-	206
Additional contribution from shareholders	-	266	-	-	-	266
Mark-to-market of available-for-sale securities	-	-	-	-	(38)	(38)
Currency translation	-	-	-	-	107	107
Share of change in fair value of derivative instruments
of a jointly controlled company	-	-	-	-	(124)	(124)
Net loss	-	-	-	(52,057)	-	(52,057)

Balance as at December 31, 2002	1,164	162,204	(188)	(86,994)	(283)	75,903

The following table summarizes the adjustments considered necessary to restate profit/(loss) attributable to shareholders to US GAAP giving effect to significant differences between HK GAAP and US GAAP.

		Year ended December 31,
	Note	2002 HK$	2001 HK$ (Restated) (Note 38)	2000 HK$ (Restated) (Note 38)
		(in million, except per Share and per ADS data)
(Loss)/Profit attributable to shareholders
as reported under HK GAAP		(7,762)	1,343	(129,329)
US GAAP adjustments:
Provision for impairment of goodwill attributable to	(a)
- subsidiaries		178	(7)	105,054
- unconsolidated subsidiaries		-	-	12,363
- investments equity accounted for		1,809	(10,338)	609
Amortization of goodwill	(a) & (c)	85	(7,698)	(3,618)
Provision for impairment of intangible assets	(b)	(4,703)	-	-
Amortization of intangible assets	(b)	(283)	(735)	(433)
Mark-to-market of derivatives and marketable
securities	(d) & (p)	1,324	(551)	1,648
Employee stock option scheme	(e)	(193)	(427)	(392)
Depreciation of investment properties	(h)	(279)	(153)	(103)
Deferral of up-front fees	(i)	(138)	(135)	(94)
Expenses relating to non-employee stock
options	(j)	(67)	(100)	(401)
Release of provision for onerous contracts	(k)	(464)	(477)	-
Deferred taxes arising from other GAAP differences	(l)	716	408	(48)
Retirement scheme costs	(m)	(369)	25	57
Loss on disposal of interest in RWC	(r)	1,771	-	-
Others	(s)	(93)	(131)	116

Loss for the year before cumulative effect
of a change in accounting principle		(8,468)	(18,976)	(14,571)
Cumulative effect of a change in
accounting principal, net of tax	(a)(ii)	(43,589)	-	-

Net loss		(52,057)	(18,976)	(14,571)

Year ended December 31,
	2002 HK$	2001 HK$ (Restated) (Note 38)	2000 HK$ (Restated) (Note 38)
Loss per share under US GAAP
Basic
Loss for the year before cumulative
effect of a change in accounting
principle	(182.22) cents	(411.88) cents	(469.09) cents
Net loss	(1,120.19) cents	(411.88) cents	(469.09) cents

Diluted
Loss for the year before cumulative
effect of a change in accounting
principle	(182.22) cents	(411.88) cents	(469.09) cents
Net loss	(1,120.19) cents	(411.88) cents	(469.09) cents

Loss per ADS under US GAAP *
Basic
Loss for the year before cumulative
effect of a change in accounting
principle	(1,822.19) cents	(4,118.77) cents	(4,690.87) cents
Net loss	(11,201.92) cents	(4,118.77) cents	(4,690.87) cents

Diluted
Loss for the year before cumulative
effect of a change in accounting
principle	(1,822.19) cents	(4,118.77) cents	(4,690.87) cents
Net loss	(11,201.92) cents	(4,118.77) cents	(4,690.87) cents

          * One ADS is equivalent to 10 shares.

The following table summarizes the effect on shareholders’ (deficit)/equity of the differences between HK GAAP and US GAAP.

		December 31,
	Note	2002 HK$ million	2001 HK$ million (Restated) (Note 38)

Shareholders’ deficit as reported under HK GAAP		(5,916)	(11,041)

US GAAP adjustments:
Goodwill - cost	(a) & (c)	141,412	154,553
Goodwill - amortization and provision for impairment loss	(a)	(64,817)	(26,290)
Intangible assets - cost	(b)	10,694	11,668
Intangible assets - amortization and provision for impairment loss	(b)	(5,721)	(958)
Accumulated depreciation on investment properties	(h)	(585)	(306)
Investments in derivatives and investment securities	(d) & (p)	1,337	51
Property revaluation reserve	(h)	-	(41)
Retirement scheme costs	(m)	401	89
Deferral of up-front fees	(i)	(367)	(229)
Deferred taxes arising from other GAAP differences	(l)	(598)	(1,338)
Stock options granted to non-employees	(j)	(178)	(111)
Expenses relating to onerous contracts	(k)	(75)	929
Others	(s)	316	189

		81,819	138,206

Shareholders’ equity under US GAAP		75,903	127,165

With the adoption under HK GAAP of SSAP 15 (revised), “Cash flow statements”, from January 1, 2002, the Group presents its cash flow under three headings: (i) operating activities; (ii) investing activities; and (iii) financing activities, which are the same as the three categories under US GAAP. However, the presentation of the Group’s cash flow data in accordance with US GAAP has resulted in certain reclassifications from those presented in accordance with HK GAAP, details of which are set out in note (q). Summarized cash flow data by operating, investing and financing activities in accordance with US GAAP are as follows:

		Year ended December 31,
	Notes	2002 HK$ million	2001 HK$ million	2000 HK$ million
Net cash provided by/(used in):
Operating activities	(q)(i)	2,810	3,286	924
Investing activities	(q)(ii)	(812)	18,947	(78,437)
Financing activities	(q)(iii)	(1,598)	(28,593)	87,270

Change in cash and cash equivalents		400	(6,360)	9,757
Cash and cash equivalents at beginning of year	(q)(iv)	7,518	13,878	4,121

Cash and cash equivalents at end of year	(q)(iv)	7,918	7,518	13,878

The components of comprehensive income under US GAAP include the following for the years ended December 31:

	2002 HK$ million	2001 HK$ million	2000 HK$ million

Net loss under US GAAP	(52,057)	(18,976)	(14,571)

Unrealized losses on marketable securities	(38)	-	(6,195)
Currency translation reserve	107	(159)	(67)
Share of change in fair value of derivative instruments of a jointly
controlled company	(124)	-	-

Other comprehensive income	(55)	(159)	(6,262)

Total comprehensive income	(52,112)	(19,135)	(20,833)

Reclassification gains/(losses) included in the determination of net income under US GAAP included the following for the years ended December 31:

	2002 HK$ million	2001 HK$ million	2000 HK$ million

Net income:
Provision for other than temporary decline in value for
available-for-sale securities recognized in net income	-	(56)	(3,355)

Other comprehensive income:
Reclassification adjustment as a result of other than
temporary decline in value for available-for-sale
securities	-	-	(6,195)

Net loss recognized in other comprehensive income	-	-	(6,195)

Total impact on comprehensive income	-	(56)	(9,550)

Our primary financial statements have been prepared in accordance with HK GAAP, which differ in certain significant respects from US GAAP.

(a)	Accounting for goodwill

		For the year ended December 31,
	Note	2002 HK$ million	2001 HK$ million	2000 HK$ million
Provision for goodwill impairment attributable to subsidiaries
- under HK GAAP	(i)	309	-	109,278
- under US GAAP	(iii)	(131)	(7)	(4,224)

		178	(7)	105,054
Provision for goodwill impairment attributable to unconsolidated subsidiaries
- under HK GAAP	(i)	-	-	12,363
- under US GAAP		-	-	-

		-	-	12,363
Provision for goodwill impairment attributable to investments equity accounted for
- under HK GAAP	(i)	8,263	-	749
- under US GAAP		(6,454)	(10,338)	(140)

		1,809	(10,338)	609

Net US GAAP adjustment for goodwill impairment loss		1,987	(10,345)	118,026

(i)	Prior to January 1, 2001, under HK GAAP, goodwill arising on the acquisitions of subsidiaries, businesses, associated companies or jointly controlled companies was charged directly to reserves on consolidation.

With effect from January 1, 2001, upon the adoption of HK SSAP 30, “Business Combination”, any goodwill arising from transactions completed from January 1, 2001 onwards is capitalized and amortized on a straight-line basis over its estimated useful life. The amortization charge for each period is recognized as an expense. Generally, goodwill is tested for impairment whenever there are indications that impairment may exist. Goodwill previously eliminated against reserves may not be restated as an asset upon the adoption of HK SSAP 30. However, goodwill that is taken initially to reserves which is not restated as an asset on adoption of HK SSAP 30 is required to be tested for impairment annually. Goodwill which is amortized over a period exceeding 20 years is also required to be tested for impairment annually. An impairment loss is recognized in the income statement whenever the carrying amount of a cash generating unit to which goodwill belongs exceeds its recoverable amount, which is defined as the higher of net selling price and value-in-use, estimated at each balance sheet date.

On adoption of HK SSAP 30 on January 1, 2001, the Group retrospectively restated its previously reported loss for the year ended December 31, 2000 by HK$109,278 million, HK$12,363 million and HK$749 million for the impairment of goodwill arising from the acquisitions of subsidiaries, unconsolidated subsidiaries and equity accounted for investments, respectively.

(a)	Accounting for goodwill (continued)

Under US GAAP, prior to January 1, 2002, goodwill arising on acquisitions was accounted for as an asset and amortized over the estimated period of benefit ranging from 10 to 20 years. In addition, assessments for impairment of goodwill involved a two step process with the first step being a comparison of the carrying value of the asset group which includes the goodwill to the total expected undiscounted future cash flows to determine if there is an indication of impairment. Where the carrying value exceeds the expected undiscounted future cash flows, an impairment loss is measured using fair value of the asset group and is charged to the income statement as an expense. As a result of the different impairment measurement basis under HK GAAP and US GAAP, the prior year adjustments on goodwill impairment recorded under HK GAAP as discussed in the preceding paragraph were reversed under US GAAP.

(ii)	For US GAAP purposes, the Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002, goodwill and goodwill included in the carrying value of equity method investments are no longer to be amortized. However, the Group is required to perform goodwill impairment tests in accordance with the provisions of SFAS No. 142.

SFAS No. 142 requires that goodwill be tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process. The first step screens for potential impairment of goodwill if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value. In preparation for the adoption of SFAS No. 142, the Group had completed the transitional impairment test of goodwill as of January 1, 2002 by comparing the fair value of its reporting units to their carrying values. The fair value of TSS1 reporting unit, as determined by a combination of the discounted cashflow method and the guideline company method of the market approach, was less than its carrying value. The allocation of fair values to identifiable tangible and intangible assets resulted in an implied fair value of the goodwill associated with the reporting unit of HK$75,000 million. As a result, a goodwill impairment loss of HK$40,190 million was recorded as at January 1, 2002. For other reporting units, the Group determined that there was no indication of impairment at that time. In addition, the Group has recorded an additional HK$3,399 million of transitional goodwill impairment loss, representing its share of transitional goodwill impairment loss in connection with the Group’s investment in RWC as at January 1, 2002. Please refer to note (r) for discussion on implementation of SFAS No. 142 by RWC. Accordingly, the total impairment losses of HK$43,589 million have been recorded as a cumulative effect of change in accounting principle in the consolidated income statement as of January 1, 2002.

(a)	Accounting for goodwill (continued)

(iii)	The Group performed the annual goodwill impairment tests for all the reporting units as of October 31, 2002. Based on those tests, the fair value of the PCC reporting unit included in “Others” as determined by the discounted cashflow method was less than its carrying value and the Group recorded additional goodwill impairment charges of HK$131 million for the year that is included in “Provision for impairment losses” in the consolidated income statement. For other reporting units, the Group determined that there was no indication of impairment based on the annual tests performed.

The carrying values of goodwill under US GAAP for the reporting units noted above for the year ended December 31, 2002 are as follows:

	TSS1 HK$ million	CA & BtN HK$ million	Telecom Directories HK$ million	PCCW Japan HK$ million	Others HK$ million	Total HK$ million

As at January 1, 2002	114,560	693	251	722	265	116,491
Transitional impairment losses	(40,190)	-	-	-	-	(40,190)
Provision for impairment losses
made during the year	-	-	-	-	(131)	(131)
Reclassification from intangible
assets, net of tax effect, net	630	-	-	-	-	630
Others	-	-	-	35	-	35

As at December 31, 2002	75,000	693	251	757	134	76,835

(b)	Accounting for identifiable intangible assets

Under HK GAAP, identifiable intangible assets have been limited to those assets that can be identified and controlled, and for which the existence of future economic benefits can be determined. In the event the criteria cannot be met, identifiable intangibles acquired in a business combination are required to be classified as a component of goodwill. Identifiable intangible assets are amortized over their expected future economic lives.

(b)	Accounting for identifiable intangible assets (continued)

Under US GAAP, identifiable intangible assets are required to be determined separately from goodwill based on fair value. SFAS No. 141, “Business Combinations”, which became effective and was adopted by the Group on January 1, 2002, adds new and specific criteria that must be applied to determine whether an intangible asset should be recognized apart from goodwill. In particular, an intangible asset which is acquired in a business combination should be recognized as an asset apart from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. As of the date that SFAS No. 142 was initially applied in its entirety, intangible assets that have been recognized separately from goodwill prior to the adoption of SFAS No. 142 should be reclassified as goodwill if the intangible assets do not meet one of the criteria for recognition apart from goodwill as stated in SFAS No. 141 or have been specifically excluded under SFAS No. 141. SFAS No. 141 specifically excludes assembled workforce acquired in a business combination from recognition apart from goodwill. In addition, as of the date SFAS No. 142 was initially applied in its entirety, the carrying amounts of any previously acquired intangible assets that have been included in the amount reported as goodwill should be reclassified and accounted for as intangible assets apart from goodwill only if (i) the asset meets the recognition criteria mentioned above; (ii) the asset had been assigned an amount equal to its estimated fair value at the date that the business combination was initially recorded; and (iii) the asset was accounted for separately from goodwill as evidenced by the maintenance of accounting records for that asset.

As of January 1, 2002, the adoption of SFAS No. 141 and SFAS No. 142 has resulted in reclassification of intangible assets with a net book value of HK$751 million to goodwill. The related deferred tax impact of HK$121 million has also been reclassified to goodwill resulting in a net addition to goodwill of HK$630 million.

Prior to January 1, 2002, intangible assets were amortized on a straight-line basis over their estimated useful lives. With the adoption of SFAS No. 142 on January 1, 2002, intangible assets with indefinite useful lives are no longer amortized, while intangible assets with finite useful lives will continue to be amortized over their useful lives which are no longer limited to 40 years.

The following comprise the components of the Group’s intangible assets that will continue to be amortized under SFAS No. 142 as at December 31:

		2002		2001
	Useful lives (years)	Gross carrying amount HK$ million	Accumulated amortization HK$ million	Gross carrying amount HK$ million	Accumulated amortization HK$ million
Intangible assets subject to amortization:
Subscriber lists	20	5,255	283	10,694	735
Trademarks and tradenames	20	1,532	179	1,530	103
Content licence	20	375	36	-	-
Patented technology	10	47	-	-	-
Assembled workforce	6	-	-	975	224

		7,209	498	13,199	1,062

The Group has no intangible assets with indefinite useful lives which is not subject to amortization as at December 31, 2001 and 2002.

(b)	Accounting for identifiable intangible assets (continued)

The following table presents current and expected amortization expense of the intangible assets as of December 31, 2002 for the year ended December 31, 2002 and the subsequent five years:

Amount HK$ million
Aggregate amortization expense:
For the year ended December 31, 2002	395

Expected amortization expense:
For the years ending December 31,
2003	395
2004	395
2005	395
2006	395
2007	395

The following table which contains unaudited proforma figures, reconciles reported net loss and basic and diluted loss per share under US GAAP in the period to exclude amortization related to goodwill, equity method goodwill, and intangible assets reclassified to goodwill, net of any related tax effects, assuming the adoption of SFAS No. 141 and 142 had occurred on January 1, 2002:

	Proforma (unaudited)
	Year ended December 31,
	2002 HK$	2001 HK$	2000 HK$
	(in million, except per share data)

Reported net loss before cumulative effect of a
change in accounting principle	(8,468)	(18,976)	(14,571)
Add back: Goodwill amortization	-	7,749	3,618
Add back: Assembled workforce amortization	-	137	51

Adjusted net loss before cumulative effect of a
change in accounting principle	(8,468)	(11,090)	(10,902)

Reported net loss	(52,057)	(18,976)	(14,571)
Add back: Goodwill amortization	-	7,749	3,618
Add back: Assembled workforce amortization	-	137	51

Adjusted net loss	(52,057)	(11,090)	(10,902)

(b)	Accounting for identifiable intangible assets (continued)

Proforma (unaudited)
Year ended December 31,
	2002 HK$	2001 HK$	2000 HK$
Basic loss per share:
Reported net loss before cumulative effect of a
change in accounting principle	(182.22) cents	(411.88) cents	(469.09) cents
Add back: Goodwill amortization	-	168.20 cents	116.48 cents
Add back: Assembled workforce amortization	-	2.97 cents	1.64 cents

Adjusted net loss before cumulative effect of a
change in accounting principle	(182.22) cents	(240.71) cents	(350.97) cents

Reported net loss	(1,120.19) cents	(411.88) cents	(469.09) cents
Add back: Goodwill amortization	-	168.20 cents	116.48 cents
Add back: Assembled workforce amortization	-	2.97 cents	1.64 cents

Adjusted net loss	(1,120.19) cents	(240.71) cents	(350.97) cents

Diluted loss per share:
Reported net loss before cumulative effect of a
change in accounting principle	(182.22) cents	(411.88) cents	(469.09) cents
Add back: Goodwill amortization	-	168.20 cents	116.48 cents
Add back: Assembled workforce amortization	-	2.97 cents	1.64 cents

Adjusted net loss before cumulative effect of a
change in accounting principle	(182.22) cents	(240.71) cents	(350.97) cents

Reported net loss	(1,120.19) cents	(411.88) cents	(469.09) cents
Add back: Goodwill amortization	-	168.20 cents	116.48 cents
Add back: Assembled workforce amortization	-	2.97 cents	1.64 cents

Adjusted net loss	(1,120.19) cents	(240.71) cents	(350.97) cents

Under HK GAAP, intangible assets are required to be tested for impairment when there are indications that impairment may exist. Impairment loss on intangible assets are recognized based on the excess, if any, of the carrying value of the intangible assets over the recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use.

Under US GAAP, SFAS No. 144 which became effective January 1, 2002, intangible assets with finite useful lives are required to be tested for impairment if events or changes in circumstances indicate that the asset might be impaired, using the prescribed two-step process. The first step is a recoverability test which screens for potential impairment of an asset based on whether the undiscounted sum of estimated future cash flows from an asset is less than its carrying value. The second step measures the amount of impairment, if any, by comparing the fair value of the asset to its carrying value.

(b)	Accounting for identifiable intangible assets (continued)

During the year, the local telephony services subscriber list, that is not recognized as an intangible asset under HK GAAP, was tested for impairment in view of the estimated increase in churn rate of existing direct exchange lines resulting from full liberalization of the fixed line telecommunication market since the beginning of 2003, competition from other fixed line operators and substitution by broadband access lines and wireless telecommunications services. Based on the impairment test performed, the fair value of the local telephony services subscriber list determined by the excess-earnings method was less than its carrying value. Hence, the Group recorded an impairment loss of HK$4,703 million which has been included in “Provision for impairment of intangible assets” in the consolidated income statement.

(c)	Measurement date for the market price of acquirer securities

Under HK GAAP, the value of the acquirer’s marketable equity securities issued to effect a purchase business combination is determined on the effective date of the acquisition which is the earlier of the date on which consideration passes or the date on which an offer becomes or is declared unconditional.

Under US GAAP, the value of the acquirer’s marketable equity securities issued to effect a purchase business combination should be determined based on the earliest date, from the date the terms of the acquisition are agreed to and announced to the date of final application of the formula pursuant to the acquisition agreement, on which subsequent applications of the formula do not result in a change in the number of shares or the amount of other consideration without regard to the need to obtain shareholder and regulatory approvals.

The measurement date for the acquisition of HKT has been determined for US GAAP to be May 25, 2000, the date of announcement of the recommendation of a Scheme of Arrangement by the HKT board and independent directors to its shareholders. The use of this measurement date has resulted in a decrease in goodwill for US GAAP purposes of HK$9,789 million as of the acquisition date.

For US GAAP purposes, the Group has allocated the purchase price for HKT to the significant tangible and intangible assets and liabilities at August 17, 2000 as follows:

	Allocation of Purchase Price	Estimated useful lives
	HK$ million	(years)

Tangible assets and liabilities	33,896	Up to 25
Intangibles:
Goodwill	162,987	10 to 20
Customer base	12,905	5 to 20
Trademarks and tradenames	5,125	20
Assembled workforce	1,058	6

Allocated purchase price	215,971

The Group’s adoption of SFAS No. 141 has not changed its prior purchase price allocation above except for the reclassification between goodwill and intangible assets as stated in note (b) above.

(d)	Investment in marketable equity securities

Under HK GAAP, investments in marketable equity securities are classified as either investment securities or other investments. Investment securities are included in the balance sheet at cost less any provision for impairment. Provisions, if any, are reversed to the income statement when the circumstances and events that led to the provision cease to exist. Other investments are carried at fair value in the balance sheet and any unrealized holding gain or loss is recognized in the income statement.

Under US GAAP, investments in marketable equity securities are classified as either available-for-sale or trading securities. Trading securities are bought and held principally for the purpose of selling them in the near term and, thus, held for only a short period of time. Trading securities are carried at fair value and any unrealized gains or losses are included in net profit or loss for the period. Available-for-sale securities are investments not classified as trading securities. Available-for-sale securities are carried at fair value and any unrealized gains or losses are reported as a component of comprehensive income.

If a decline in fair value of available-for-sale securities is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings as a realized loss. The new cost basis is not changed for subsequent recoveries in fair value. Subsequent increases in the fair value (and subsequent decreases in fair value, if not other-than-temporary) of available-for-sale securities are included as a component of comprehensive income.

	2002 HK$ million	2001 HK$ million	2000 HK$ million

Proceeds from disposal of available-for-sale securities	117	45	-

Gross loss from disposal of available-for-sale securities	(949)	(465)	-
Less: Provision for other than temporary decline in fair value	1,002	377	-

Realized net gains/(losses) on available-for-sale securities
included in earnings	53	(88)	-

The cost of securities sold or the amount reclassified out of accumulated other comprehensive income into earnings was determined based on a specific identification basis.

(d)	Investment in marketable equity securities (continued)

Investments in securities have been reclassified to conform with US GAAP resulting in the following at December 31:

	2002 HK$ million	2001 HK$ million

Trading securities	-	-
Available-for-sale securities	81	299

	81	299
Unlisted securities carried at cost	778	1,382

	859	1,681

(e)	Share option scheme

The Group follows the current practice in Hong Kong that no accounting entry is made on grant of share options to employees. Under US GAAP, compensation expense for share options is recognized at the date of grant and amortized over the vesting period. The Group accounts for the share option scheme under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the amount of compensation expense is determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant and is amortized over the vesting period of the option concerned.

During 2001 and 2002, the Group cancelled and reissued certain staff options that had the effect of re-pricing the previously outstanding options. Under US GAAP, variable option accounting is applied for these options and the difference between the intrinsic value of the new share options granted and the intrinsic value of the old share options is calculated and amortized to income, requiring remeasurement at each reporting date. In 2002, 523,000 (2001: 194,419,000) options have been re-priced with a lower exercise price, while other terms relating to the re-priced options remain the same.

Compensation expenses for the share options are recognized on a graded (pro rata) vesting basis over the vesting periods. Compensation expense recognized for US GAAP in 2002 was HK$193 million (2001: HK$427 million, 2000: HK$392 million). As at December 31, 2002, there were outstanding options in respect of a total of 548 million ordinary shares in the Company. The Company discloses the fair value of its share option grants under the scheme in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”.

The fair value of each option grant is estimated on the date of grant using the trinomial option-pricing model with the following weighted average assumptions used for grants in the years ended December 31, 2002, 2001 and 2000.

	2002	2001	2000

Dividend yield	Nil	Nil	Nil
Expected volatility	48.994%	66.440%	62.559%
Risk-free interest rate	5.179%	6.383%	7.412%
Expected life	10 years	10 years	10 years
Weighted average fair value	HK$0.95	HK$3.59	HK$9.67

(e)	Share option scheme (continued)

Had the compensation cost for the Company’s stock-based compensation plans been determined consistent with the fair value recognition provisions of SFAS No. 123, the Company’s US GAAP net loss and loss per share would have been increased to the pro forma amounts indicated below:

Year ended December 31,
	2002 HK$	2001 HK$	2000 HK$
Loss for the year before cumulative effect of a
change in accounting principle
- As reported	(8,468) million	(18,976) million	(14,571) million
Add: Stock-based employee compensation
expense included in reported net
loss, net of related tax effects	193 million	427 million	392 million
Deduct: Stock-based employee compensation
expense determined under fair value
based accounting method, net of
related tax effects	(841) million	(1,776) million	(1,351) million

- Pro forma	(9,116) million	(20,325) million	(15,530) million

Net loss
- As reported	(52,057) million	(18,976) million	(14,571) million
Add: Stock-based employee compensation
expense included in reported net
loss, net of related tax effects	193 million	427 million	392 million
Deduct: Stock-based employee compensation
expense determined under fair value
based accounting method, net of
related tax effects	(841) million	(1,776) million	(1,351) million

- Pro forma	(52,705) million	(20,325) million	(15,530) million

Loss per share
- Basic
Loss for the year before cumulative effect of
a change in accounting principle
- As reported	(1.82)	(4.12)	(4.69)
- Pro forma	(1.96)	(4.41)	(5.00)

Net loss
- As reported	(11.20)	(4.12)	(4.69)
- Pro forma	(11.34)	(4.41)	(5.00)

(e)	Share option scheme (continued)

	Year ended December 31,
	2002 HK$	2001 HK$	2000 HK$
Loss per share
- Diluted
Loss for the year before cumulative effect of
a change in accounting principle
- As reported	(1.82)	(4.12)	(4.69)
- Pro forma	(1.96)	(4.41)	(5.00)

Net loss
- As reported	(11.20)	(4.12)	(4.69)
- Pro forma	(11.34)	(4.41)	(5.00)

Loss per ADS *
- Basic
Loss for the year before cumulative effect of
a change in accounting principle
- As reported	(18.22)	(41.19)	(46.91)
- Pro forma	(19.62)	(44.12)	(50.00)

Net loss
- As reported	(112.02)	(41.19)	(46.91)
- Pro forma	(113.41)	(44.12)	(50.00)

- Diluted
Loss for the year before cumulative effect of
a change in accounting principle
- As reported	(18.22)	(41.19)	(46.91)
- Pro forma	(19.62)	(44.12)	(50.00)

Net loss
- As reported	(112.02)	(41.19)	(46.91)
- Pro forma	(113.41)	(44.12)	(50.00)

* One ADS is equivalent to 10 shares.

(f)	Share award schemes

The Company has established share award schemes in 2002 under which selected employees are awarded shares at no cost to employees. Directors of the Company are not eligible to participate in either scheme. The shares are either newly issued at par value or are purchased from the open market. Compensation expense for shares either purchased from the market or newly issued under the share award schemes is recognized at the date of grant and amortized over the respective vesting period. Under HK GAAP, the amount of compensation expense is measured by the issue price of the shares for newly issued shares which is the par value of the shares or the purchase price for shares purchased from the market. Under US GAAP, the amount of compensation expense is measured by the quoted market price of the shares at the measurement date less the amount, if any, that the employee is required to pay. The measurement date is not changed from the grant or award date to a later date solely by provisions that termination of employment reduces the number of shares that may be issued to an employee.

(f)	Share award schemes (continued)

Compensation expenses for the shares under the share award schemes are recognized on a graded (pro rata) vesting basis over the vesting periods. As at December 31, 2002, there were 40 million shares held under the share award schemes.

(g)	Shares granted by principal shareholder

Under HK GAAP, shares granted by the principal shareholder to employees of the Group are not recognized in the financial statements.

Under US GAAP, shares granted by the principal shareholder to employees are accounted for as shareholder’s contribution for the purpose of enhancing or maintaining the value of the shareholder’s investment. The contribution is measured by the quoted market price of the shares at the date of grant. In 2002, 10,768,000 shares (2001: 9,349,000 shares, 2000: nil) were granted by the principal shareholder to employees of the Group. The weighted average market price of the shares at date of grant was HK$1.94 (2001: HK$2.30, 2000: nil). The contribution is charged to the income statement as a compensation expense when the shares become vested. Compensation expense recognized during the year was HK$7 million (2001: 55 million, 2000: nil).

(h)	Investment properties

Under HK GAAP, investment properties are stated on the basis of appraised values and depreciation is not provided. Under US GAAP, investment properties not held for resale are stated at historical cost less accumulated depreciation.

(i)	Revenue recognition

Under HK GAAP, revenues are recognized when services are provided, including up-front fees received for installation of equipment and activation of customer service, among others.

In December 1999, the US Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”. SAB No. 101, applicable to financial statements prepared in accordance with US GAAP, requires, in certain cases, non-refundable up-front fees for services to be deferred and recognized over the longer of the contractual period or the expected customer relationship. Under US GAAP, the Group amortizes these up-front fees over periods of 20 years.

For US GAAP, the Company adopted SAB No. 101 for all periods presented.

(j)	Share options

Under HK GAAP, share options issued for the provision of goods and services are not recognized in the Group’s financial statements.

Under US GAAP, the fair value of the share options granted is recorded to reflect these transactions on a similar basis as if such goods or services had been paid for in cash.

(k)	Onerous contract

Under HK GAAP, if an enterprise has a contract that is onerous, the present obligation under the contract should be recognized and measured as a provision. An onerous contract is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Under US GAAP, no provision is required for obligations under onerous contracts.

(l)	Deferred income taxes

Under HK GAAP, deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

For US GAAP purposes, deferred tax assets and liabilities are recognized for the expected future tax consequences of all taxable temporary differences and loss or tax credit carryforwards using enacted tax rates expected to be in effect when these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely than not that such assets will not be realized.

In general, deferred income taxes under HK GAAP and US GAAP are similar. However, as a result of the corresponding deferred tax effect for the GAAP differences mentioned elsewhere in this section such as intangible assets, there are differences in the deferred income tax recognized under HK GAAP and US GAAP.

The following comprise the components of the Group’s provision for income taxes under US GAAP for the years ended December 31:

	2002 HK$ million	2001 HK$ million	2000 HK$ million

Current	1,600	1,475	490
Deferred	(910)	99	112

	690	1,574	602

(l)	Deferred income taxes (continued)

The following comprise the components of the Group’s net deferred tax liability under US GAAP as at December 31:

	2002 HK$ million	2001 HK$ million

Fixed assets	2,693	2,818
Intangible assets	1,010	1,940
Others	60	-

Deferred tax liabilities	3,763	4,758

Tax loss carryforward	2,205	2,164
Less: Valuation allowance	(2,205)	(2,160)

Deferred tax assets	-	4

Net deferred tax liability	3,763	4,754

As at December 31, 2002 and 2001, the Company and its subsidiaries have operating loss carryforwards of approximately HK$2,205 million and HK$2,164 million. There is significant uncertainty as to the ability of the group companies generating these losses to realize the benefits through future taxable profits. As a result, management has provided a valuation allowance as of December 31, 2002 and 2001.

(m)	Retirement scheme costs

Prior to January 1, 2002, the Group’s contributions to the defined benefit retirement schemes were made in accordance with the advice of qualified independent actuaries and were recognized as costs of retirement benefits to the income statement in the relevant accounting period. Whenever there was significant funding deficit, special contributions were made to the retirement schemes as recommended by the actuaries and were deferred and amortized to the income statement on a systematic basis over the employees’ average expected remaining service lives. With the adoption under HK GAAP of SSAP 34 “Employee benefits” from January 1, 2002, costs of retirement benefits are assessed using the projected unit credit method and the cost of providing retirement benefits is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the schemes on an annual basis. The Group has chosen to recognize the entire transitional liability which represents the excess of the defined benefit obligation over fair value of the scheme assets as at January 1, 2002 of HK$521 million, against the opening balance of the accumulated deficit as at January 1, 2002 and carry such liability in the consolidated balance sheet as non-current liabilities.

(m)	Retirement scheme costs (continued)

Whenever a settlement or curtailment occurs, a gain or loss from settlement or curtailment, which comprises the resulting change in the present value of the defined benefit obligation and the fair value of scheme assets and any related unrecognized actuarial gains or losses, is recognized in the income statement. When a settlement or curtailment relates to only some of employees covered by the retirement scheme, the gain or loss includes a proportionate share of the unrecognized actuarial gain or loss based on the basis of the defined benefit obligation before and after the settlement or curtailment. Prior to the adoption of SSAP 34, gain or loss from settlement and curtailment of defined benefit obligations were not recognized in the financial statements under HK GAAP. In conjunction with a series of restructuring exercises in 2002, the Company has recognized a settlement and curtailment loss of HK$97 million.

US GAAP requires that retirement scheme costs be recorded in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” which recognizes in each accounting period the cost of providing retirement benefits earned by employees in that period.

SFAS No. 87 requires the assignment of the purchase price to individual assets acquired and liabilities assumed in a business combination. This assignment shall include a liability for the projected benefit obligation in excess of scheme assets or an asset for scheme assets in excess of the projected benefit obligation thereby eliminating any previously existing unrecognized net gain or loss, unrecognized prior service costs, or unrecognized net obligation or net asset existing at the date of acquisition. The application of SFAS No. 87 to the Company’s acquisition of HKT resulted in the recognition of a scheme asset representing the amount by which the fair value of scheme assets exceeded the projected benefit obligation as at the acquisition date in 2000.

SFAS No. 88 addresses an employer’s accounting for a settlement or a curtailment of its benefit pension scheme. The statement requires the employer to recognize a gain or loss in the income statement, the unrecognized net gain or loss plus any remaining unrecognized net assets or liabilities when a scheme obligation is settled. When a curtailment occurs, the unrecognized prior service cost associated with years of service no longer expected to be rendered shall be recognized as a loss. Under US GAAP, aggregate settlement and curtailment losses of HK$424 million were recognized in the income statement as pension costs for the year ended December 31, 2002. For the year ended December 31, 2001, settlement and curtailment losses of HK$39 million was recognized in 2001 in conjunction with the formation of REACH and RWC in February 2001.

On adoption of SSAP 34, “Employee Benefits” on January 1, 2002 for HK GAAP purposes, the accounting for retirement scheme costs became substantially the same under both HK GAAP and US GAAP. However, GAAP reconciling adjustments still arise due to the difference in adoption dates of the applicable accounting standards under HK GAAP and US GAAP.

(m)	Retirement scheme costs (continued)

In conjunction with the acquisition of HKT, the Company assumed sponsorship of HKT’s defined benefit schemes. Disclosures in accordance with SFAS No. 87 for the defined benefit schemes are as follows:

	2002 HK$ million	2001 HK$ million

Change in benefit obligation
Projected benefit obligation, at beginning of year	5,892	6,902
Net service cost	235	279
Interest cost	401	480
Actual employee contributions	24	28
Actuarial loss/(gain)	(129)	(210)
Benefits paid	(188)	(813)
Effect of curtailment/settlement	(1,657)	(774)

Benefit obligation, at end of year	4,578	5,892

Changes in scheme assets
Fair value of scheme assets, at beginning of year	5,371	7,340
Actual return on scheme assets	(342)	(627)
Actual employer contributions	240	283
Actual employee contributions	24	28
Benefits paid	(188)	(813)
Effect of curtailment/settlement	(1,639)	(840)

Fair value of scheme assets, at end of year	3,466	5,371

Funded status	(1,112)	(521)
Unrecognized actuarial loss	1,390	1,233

Amounts recognized in the balance sheets	278	712

Weighted-average assumptions are:

	2002%	2001%

Discount rate	5.5	7.0
Expected return on scheme assets	6.5	8.0
Rate of salary increase	3.5	5.0

(m)	Retirement scheme costs (continued)

	2002 HK$ million	2001 HK$ million

Components of net periodic benefit cost
Net service cost	235	279
Interest cost	401	480
Expected return on scheme assets	(428)	(598)
Amortization of unrecognized net loss	42	49
Curtailment/settlement loss	424	39

	674	249

At December 31, 2002, the Group’s defined benefit scheme assets included investments in related parties. These investments are insignificant to the total scheme assets.

(n)	Accounting for subsidiaries under temporary control

Under HK GAAP, the Group’s control over its interests in HKT Group’s IP Backbone business and Hong Kong wireless communications business was intended to be temporary, and accordingly, the Group did not consolidate the subsidiaries that operated these businesses from the date of acquisition of the HKT Group to February 1, 2001, the date of completion of the Telstra Alliance. Under US GAAP, the application of accounting principles with regard to temporary control is restricted to those circumstances that lie outside of the Group’s control, except in specific situations wherein the disposal of an entire subsidiary is contemplated at the time of acquisition in a business combination. Accordingly, the Group is precluded from excluding these businesses from its consolidation until the completion of the Telstra alliance in February 2001.

As a result of this difference, the Group’s consolidated assets and liabilities as of December 31, 2000 and revenues for the year ended December 31, 2000 reported under US GAAP are significantly higher than the corresponding amounts reported under HK GAAP.

Upon completion of the Telstra alliance in February 2001, the Group reflected its IP Backbone alliance as the formation of a joint venture together with a disposal of its 60% interest in the Hong Kong wireless communications business. Subsequently, the Group has presented its respective interests in these businesses under US GAAP using the equity method of accounting. Accordingly, a fundamental change has occurred from February 2001 in the presentation of the Group’s financial results in accordance with US GAAP, including (i) the de-consolidation of individual categories of assets and liabilities to reflect such amounts as part of the investment in each business under the one-line equity method, and (ii) the exclusion of separate categories of revenues and expenses for these businesses, reflecting such amounts as equity in earnings of associates based on the Group’s economic interest in each business.

(o)	Impairment of long-lived assets

As more fully describe in note 2(i), under HK GAAP, if an indication of impairment exists, the asset’s recoverable amount is estimated and an impairment loss is recognized in the income statement whenever the carrying value of an asset exceeds its recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use.

Under HK GAAP, an impairment of long-lived assets is charged to the income statement as an expense unless it reverses a previous revaluation increase, in which case, it is charged directly against any related revaluation reserve to the extent the reduction does not exceed the amount held in the revaluation reserve in respect of the same item. Any excess will be charged to the income statement.

Under US GAAP, if the carrying value of a long-lived asset is less than its undiscounted sum of estimated future cash flows, the long-lived asset should be adjusted downward to the lower of carrying value and fair value less cost to sell, establishing a new cost basis. The new cost basis is not changed for subsequent recoveries in fair value.

During the year, the Group has made provision for impairment losses on fixed assets and intangible assets of HK$232 million and HK$4,703 million respectively, which is included in “Provision for impairment losses” in the consolidated income statement. Provision for impairment loss on fixed assets included provisions for the remaining portion of the goodwill relating to the Internet Services business and for Powerb@se, the Group’s Internet Data Centers infrastructure in Hong Kong. For the provision for intangible assets, please refer to note (b) above.

(p)	Derivative instruments

Under HK GAAP, there are no specific accounting standards governing the accounting for derivative instruments. As a result, the Company adopts the following accounting policies under HK GAAP:

•	Derivative financial instruments are not recognized in financial statements;
•	Premium received or paid on written or purchased equity options are amortised over the terms of the options;
•	Premiums received or paid on early termination of the financial instrument and derivatives and any unamortised balance of premiums received or paid on terminated financial instruments or derivatives are recognised in the income statement in the year of termination;
•	Interest income or expenses arising from the interest rate swap contract are netted off against the related interest or expense applicable to the on-balance sheet items.

Under US GAAP, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedge Activities”, as amended by SFAS No. 138 “ Accounting for Certain Derivative Instruments and Certain Hedging Activities”, which requires all financial instruments and derivatives be recognized on the balance sheet at fair value. The accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as hedging relationship. The gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognized currently in income statement. The gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument shall be reported as a component of other comprehensive income and reclassified into income statement in the same period during which the hedged forecasted transaction affects. During the year ended December 31, 2002, the Company’s derivative instruments are either not designated as hedging relationship or do not qualify for hedge accounting under SFAS 133. Therefore, changes in fair value of the derivative instruments, which was HK$1,350 million, have been recognized in income statement for the year ended December 31, 2002.

(p)	Derivative instruments (continued)

In 1999, the Group issued an option, to the minority shareholder of a subsidiary to enable the minority shareholder to exchange its shares in the subsidiary for a fixed number of shares to be issued by the Company. For US GAAP purposes, the transaction has been reflected as if the acquisition of the minority interest in a subsidiary operating in the Internet services business in the “Others” segment had occurred at the date of grant. This instrument has been recorded based on the fair value at the date of grant and purchase accounting has been applied to allocate value to the net assets acquired. As a result of the change in estimated fair value of the Group’s obligation under this instrument, a release of provision amounting to approximately HK$464 million (2001: HK$477 million) was recorded under HK GAAP.

During 2002, the Group entered into certain equity swap contracts in relation to certain of the Group’s investments in equity securities, for which have been classified as trading securities in the financial statements. Each of these equity swap contracts composed of a debt instrument (the host contract) and embedded derivatives that are indexed to the prices of the equity investments. There are no specific accounting standards governing such kind of equity swap contracts under HK GAAP. The transactions were considered a combination of a forward sale of the trading securities and a call option held by the counterparty. A deemed gain of HK$10 million from the forward sale was recognized in the income statement. The premium received from writing the call option was amortized over the term of the contracts. Under US GAAP, the debt instrument is carried at cost less discount while the compound embedded derivatives are bifurcated from the host contract and are separately accounted for in the financial statements at their fair market value at each balance sheet date. As at December 31, 2002, the aggregate carrying amount of the debt instrument and the compound derivatives were HK$194 million and HK$39 million respectively.

(q)	Cash flows

(i)	Excludes effect of cash flows from interest expense paid in respect of borrowings for working capital purposes and movements in certain non-current assets.

(ii)	Includes effect of movements in certain non-current assets.

(iii)	Includes effect of cash flows from interest expense paid in respect of borrowings for working capital purposes and classification of bank loans and overdrafts repayable within three months as financing activities.

(iv)	Cash and cash equivalents are short-term, highly liquid investments with original maturities of less than three months and are readily convertible to known amounts of cash. They exclude bank loans and overdrafts repayable within three months that are reflected as a component of cash equivalents under HK GAAP.

(r)	Loss on disposal of interest in RWC

As discussed in note 11(a), the Company disposed of its remaining 40% interest in RWC on June 28, 2002. Under HK GAAP, the disposal was recognized at the date of sale.

For US GAAP purposes, on first adoption of SFAS 142 on January 1, 2002, the goodwill recorded in RWC was tested and was found to be impaired. The Group’s share of the impairment loss was HK$3,399 million and has been included in “Cumulative effect of change in accounting principle, net of tax” in the income statement with a corresponding reduction in the carrying value of the Group’s investment in RWC. As a result of the reduction in carrying value, no loss on disposal was incurred under US GAAP when the Group’s 40% interest in RWC was sold in June 2002.

(s)	Others

Included in others are certain guarantees received from a shareholder and other insignificant GAAP differences.

(t)	Segment reporting

With the adoption under HK GAAP of SSAP No. 26, “Segment Reporting” from January 1, 2001, the Group has reported business segment information as its primary reporting segment in accordance with its internal financial reporting. Segment information under HK GAAP includes data that can be directly attributable to a segment and those items that can be reasonably allocated.

Under US GAAP, segment information is based on the segmental operating results regularly reviewed by the Group’s chief operating decision maker applying accounting policies consistent with those used in preparation of the Group’s consolidated HK GAAP financial statements.

In 2002, the Group transferred certain operations among business segments as a result of its operational re-organization. Segment information, including revenues and results for these segments for each of the three years ended December 31, 2002 are presented in Note 4. The computation of segment results required by HK GAAP approximates measures of performance used internally by the chief operating decision maker and materially complies with US GAAP.

Refer to note 4 for the Group’s other segment information required by the provisions of SFAS No. 131 “Segment Reporting”.

42	NEW US GAAP ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 prescribes that the fair value of retirement obligations in relation to tangible long-lived assets be recognized when they are incurred and displayed as liabilities. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The statement will be adopted on January 1, 2003 and its adoption is not expected to have a significant effect on the Group’s financial statements reconciled to US GAAP.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses the recognition, measurement and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The types of costs affected by this statement include certain employee severance costs, contract termination costs and costs to consolidate or close facilities or relocate employees. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is irrevocably incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. This statement also establishes the use of fair value for the measurement of exit liabilities. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The statement will be adopted on January 1, 2003 and its adoption is not expected to have a significant effect on the Group’s financial statements reconciled to US GAAP.

42	NEW US GAAP ACCOUNTING STANDARDS (continued)

In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that an entity issuing a guarantee (including those embedded in a purchase or sales agreement) must recognize, at the inception of the guarantee, a liability equal to the fair value of the guarantee. The recording of this liability is not dependent on the probability that the payments will be required. The offset to the liability will depend on the circumstances under which the guarantee was issued, but could include: cash/accounts receivable if it is a standalone transaction, net proceed in a sales transaction, or expense if no compensation is received. FIN 45 also requires detailed information about each guarantee or group of guarantees even if the likelihood of making a payment is remote. The recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of this interpretation are effective for financial statements of periods ending after December 15, 2002. Such required disclosures for significant guarantees under FIN 45, have already been disclosed in the consolidated financial statements for the year ended December 31, 2002. FIN 45 could have an impact on the Group’s future results depending on guarantees to be issued.

In November 2002, the EITF reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement met certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. The residual method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in financial periods beginning after June 15, 2003. The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123”. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions are effective for fiscal years ending after December 15, 2002 while the enhanced disclosure requirements are effective for periods beginning after December 15, 2002. As of December 31, 2002, the Group has no immediate plans to change to the fair value based method of accounting for stock-based employee compensation, and is therefore not affected by the transition provisions of SFAS No. 148. The Group adopted the disclosure provisions of this statement effective December 31, 2002.

42	NEW US GAAP ACCOUNTING STANDARDS (continued)

In January 2003, the FASB issued FIN 46 “Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin (“ARB”) No. 51”. FIN 46 requires the primary beneficiary to consolidate a variable interest entity (“VIE”) if it has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. FIN 46 requires disclosures about unconsolidated VIEs in which the Group has a significant variable interest. FIN 46 applies immediately to VIEs created after January 31, 2003, and to VIEs in which the entity obtains an interest after that date. For VIEs acquired before February 1, 2003, the interpretation is effective in the first fiscal year beginning after June 15, 2003 and the effective date for the Group is January 1, 2004. Certain disclosure requirements apply in all financial statements issued after January 31, 2003 if it is reasonably possible that an enterprise will consolidate or disclose information about a VIE when this interpretation is effective. The Group is currently assessing the impact of this interpretation on its results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

In January 2003, the EITF reached a consensus on EITF 02-18, “Accounting for Subsequent Investments in an Investee after suspension of Equity Method Loss Recognition”. This consensus states that if an additional investment, in whole or in part, represents the funding of prior losses, the investor should recognize previously suspended losses. This determination would be based on various factors including whether the investment results in an increased ownership percentage, the fair value of the consideration received is equivalent to the consideration paid and whether the investment is acquired from a third party or directly from an investee. If any of these provisions are met, the additional investment would generally not be considered as funding prior losses. Where appropriate to recognize prior losses, the amount recognized would be limited to the amount of the additional investment determined to represent the funding of prior losses. The consensus will be effective for additional investments made after February 5, 2003. The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

43	OTHER US GAAP DISCLOSURES

a.	Derivatives

Effective January 1, 2000, the Group adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, and requires that all derivatives be recorded on the balance sheet at fair value. Additionally, the accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as part of a hedging relationship and, if so, the nature of hedging activiity. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of a particular hedge, must be recognized currently in earnings. Upon adoption of SFAS No. 133, the cumulative transition adjustment was not significant.

As a result of the Group’s funding activities, the Group is exposed to market risk resulting from changes in interest rates and changes in foreign currency exchange rates relative to the Hong Kong dollar. From time to time, the Group enters into financial instruments such as cross currency swaps, interest rate options, foreign currency forwards, interest rate or currency swaps, forward rate agreements and options to manage its exposures and market risks.

i.	Cross currency swap contracts

The Group entered into cross currency swap contracts to manage its exposure for foreign currency denominated debt to changes in both interest rates and currency movements. These contracts involve the exchange of fixed-rate for floating-rate payments, fixed-rate for fixed-rate payments, or fixed-rate for floating-rate payments together with the currency swap. At December 31, 2002, the total notional amount of cross currency swap contracts was HK$33,072 million (2001: HK$10,530 million).

The table below summarizes the notional amount and fair value of the Group’s cross currency swap contracts in Hong Kong dollars as at December 31, 2002 and 2001. Foreign currency amounts are translated at rates current at the balance sheet date.

	2002		2001
	Notional amount HK$ million	Fair value HK$ million	Notional amount HK$ million	Fair value HK$ million

Fair value hedges:
Fixed-to-floating swaps	-	-	1,950	(213)

Derivatives not designated as hedges:
Fixed-to-floating swaps	11,232	659	7,800	(347)
Fixed-to-fixed swaps	12,090	144	-	-
Floating-to-floating swaps	9,750	(12)	780	-

	33,072	791	10,530	(560)

For the fixed-to-floating cross currency swaps designated as fair value hedges as at December 31, 2001, the Group considers the fair value hedge to be highly effective under the requirements of SFAS No. 133. The changes in fair value of the designated fair value hedge are offset by changes in fair value of the debt and no significant net gain or loss is recognized in earnings.

43	OTHER US GAAP DISCLOSURES (continued)

a.	Derivatives (continued)

ii.	Interest rate option agreements

Based on the Group’s expectation of interest rate movements, it will enter into interest rate option agreements to lock-in interest rates considered favorable to future cash flow. At December 31, 2002, the total notional principal amount of such agreements was HK$150 million (2001: HK$190 million).

The table below summarizes the notional amount and fair value of the Group’s interest rate option agreements in Hong Kong dollars as at December 31, 2002 and 2001. Foreign currency amounts are translated at rates current at the balance sheet date.

	2002		2001
	Notional amount HK$ million	Fair value HK$ million	Notional amount HK$ million	Fair value HK$ million

Derivatives not designated as hedges:
Interest rate option	150	-	190	-

iii.	Foreign exchange forward contracts

Based on the Group’s expectation of foreign exchange rate movements, the Group enters into foreign exchange forward contracts to manage its exposure to exchange rate fluctuations of foreign currency denominated debt. In structuring such transactions, the Group takes into account the fact that since October 17, 1983, the Hong Kong dollar has been officially linked to the US dollar at a rate of HK$7.80 to US$1.00. The contractual amount of the Group’s foreign exchange forward contracts as at December 31, 2002 was HK$1,736 million (2001: HK$2,264 million).

The table below summarizes, by major currency, the contractual amounts and fair value of the Group’s foreign exchange forward contracts in Hong Kong dollars to buy or sell foreign currencies at December 31, 2002 and 2001. Foreign currency amounts are translated at rates current at the balance sheet date.

	2002		2001
	Notional amount HK$ million	Fair value HK$ million	Notional amount HK$ million	Fair value HK$ million

Derivatives not designated as hedges:
Sell Singapore dollars for United States dollars	491	-	-	-
Buy United States dollars for Hong Kong dollars	1,245	-	2,264	2

	1,736	-	2,264	2

The highest, average and lowest amounts of foreign currency forward contracts outstanding during the year ended December 31, 2002 were approximately HK$7,098 million (2001: HK$23,646 million), HK$1,634million (2001: HK$4,206 million) and Nil (2001: Nil), respectively.

43	OTHER US GAAP DISCLOSURES (continued)

a.	Derivatives (continued)

iv.	Equity swap and equity option contracts

During 2002, the Group entered into certain equity swap contracts in relation to certain of the Group’s investments in equity securities, for which have been classified as trading securities in the financial statements. Each of these equity swap contracts composed of a debt instrument (the host contract) and embedded derivatives that are indexed to the prices of the equity investments. The debt instrument is carried at cost less discount while the compound embedded derivatives are bifurcated from the host contract and are separately accounted for in the financial statements at their fair market value at each balance sheet date. As at December 31, 2002, the aggregate carrying amount of the debt instrument and the compound derivatives were HK$194 million and HK$39 million respectively. The equity swap contracts have terms of up to five years from the date of the contracts and will mature in 2007.

v.	Monitoring and control of financial instruments

The Group has established treasury policies, guidelines, and control procedures and uses a treasury reporting system to record and monitor its treasury position. The level of hedging is determined in light of commercial commitments and is reviewed regularly by the Executive Committee and senior finance executives. Counterparties to both forward exchange and interest rate contracts are major financial institutions and the Group does not require collateral or security on off balance sheet instruments. The Group continually monitors its positions and the credit rating of its counterparties and limits the amount of contracts with any one party. The Group does not consider that it has a significant exposure to risk from any individual counterparty or group of counterparties.

b.	Concentration of credit risk and revenue

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group does not have a significant exposure to any individual debtors or counterparties.

As a very substantial portion of the outstanding receivables is due from customers in Hong Kong, the Group does not have significant credit risk arising from receivables in relation to debtors located outside Hong Kong.

Local telephone services, retail international services and local data services accounted for approximately 34%, 18% and 22% of the Group’s revenue under HK GAAP for the year ended December 31, 2002.

43	OTHER US GAAP DISCLOSURES (continued)

c.	Fair value of financial instruments

The following table presents the carrying amounts and fair values of the Group’s significant financial instruments at December 31, 2002 and 2001. SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	2002		2001
	Carrying amount HK$ million	Fair value HK$ million	Carrying amount HK$ million	Fair value HK$ million

Cash and cash equivalents	7,918	7,918	7,518	7,518
Held-to-maturity securities (Note)	42	N/A	62	N/A
Long-term unlisted investments	737	737	1,321	1,321
Long-term listed investments	81	81	299	299
Trading securities	382	382	630	630
Short-term borrowings	(154)	(154)	(474)	(474)
Long-term borrowings	(27,529)	(28,680)	(32,798)	(32,794)
Convertible bonds *	(14,453)	(14,694)	(15,023)	(13,988)

Note:	Due to the nature of held-to-maturity securities, it is not practicable to estimate their fair value as such exercise would require excessive cost. As at December 31, 2001, a financial guarantee of HK$104 million has been issued by the Group in respect of an investment commitment of an associate. This guarantee expired in 2002. As at December 31, 2002, the Group has not provided any financial guarantees.

*	Balances include redemption premium on certain convertible bonds.

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

Short-term financial instruments are valued at their carrying amounts included in the statement of financial position, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents and short-term borrowings.

The fair value of long-term borrowings is based on quoted market prices, present value calculations after considering risk, current interest rates, and remaining maturities. In addition, for convertible bonds the Group also applies modeling techniques to estimate the fair value of the equity components of these instruments.

For unquoted securities, the reported fair value is estimated by the Group on the basis of financial and other information.

Rates currently available to the Group for non-current bank deposits and receivables with similar terms and remaining maturities are used to estimate the fair value of such instruments as the present value of expected cash flows.

The fair value of derivatives generally reflects the estimated amounts that the Group would receive or pay to terminate the contracts at the balance sheet date. Dealer quotes were used to value most of the Group’s forward exchange contracts and cross currency swap contracts.

44	OTHER ADDITIONAL UNAUDITED DISCLOSURES

a.	Post balance sheet events

i.	On March 28, 2003, the Company prepaid US$386 million of its outstanding Term Loan which is further reduced to approximately US$395 million.

ii.	On April 15, 2003, the terms upon which the syndicated term loan facility dated January, 12, 2001 amounting US$1,500 million (approximately HK$11,700 million) to Reach Finance Limited, a wholly-owned subsidiary of REACH, (the “Reach Facility”), were agreed to be amended and restated. The Company, HKTC and Telstra entered into a Capacity Prepayment Agreement with Reach and certain of its subsidiaries whereby each of the Company and Telstra agreed to purchase 90 percent of Committed Services, including international public-switched telephone network terminating access, international transmission capacity and Internet gateway access services, from REACH and its subsidiaries (the “Reach Group”) until repayment of the Reach Facility on December 31, 2010 or earlier, in accordance with the terms of existing connectivity agreements with the Reach Group, and to make a payment of US$143 million (approximately HK$1,115 million) for the prepurchase of capacity.

On the same date, the Company redeemed US$143 million (approximately HK$1,115 million) of the US$190 million Telstra Note due 2005 and issued a new US$54 million (approximately HK$421 million) 5 percent mandatory convertible note due 2005 (“Amended Note”) to Telstra. The principal amount of the Amended Note is equal to US$190 million, being the initial principal amount of the Telstra Note due 2005, plus its accrued and capitalized interest until March 31, 2003 of approximately US$7 million less US$143 million. The terms of the Amended Note are substantially the same as those of the Telstra Note due 2005.

iii.	In May 2003, the Company announced a restructuring of the Group’s DB Schemes effective on July 1, 2003. Under the restructuring, scheme service in determining the level of benefit will be frozen as of June 30, 2003 whereas the scheme salary and multiple will continue to grow. All DB Schemes benefits will be converted into a defined contribution scheme once the deficit currently existing in the schemes has been fully funded by the Group over the next few years.

iv.	The Company have filed six appeals with the Competition Board on March 10, 2003, March 26, 2003 and April 7, 2003 in relation to the preliminary analyses issued by the Office of the Telecommunications Authority (“OFTA”) in Hong Kong on broadband Type II unbundling, the decision by the Telecommunications Authority (“TA”) dated March 17, 2003 not to stop the determination proceedings and the TA decision dated March 24, 2003 not to withdraw the preliminary analyses respectively. All these appeals have been adjourned by the Chairman of the Competition Board whilst the Company pursue the judicial review the Company have commenced on the basis that the orders the Company is seeking in the Competition Board proceedings and the judicial review are substantially the same. Leave to judicially review the decision of the TA not to stop the determination proceedings has been granted and on May 23, 2003 an interim stay of the determinations proceedings was granted pending the hearing of the judicial review. The adjournment of the appeals in the Competition Board will be reviewed by the Competition Board if the interim stay is set aside.

v.	On June 12, 2003, the Company announced that it has been informed that Pacific Century Regional Developments Limited, a substantial shareholder of the Company, has ceased to account for the Company as a subsidiary and will now treat the Company as an associated company. Following this development, PCG is no longer considered the ultimate holding company of the Company.

44	OTHER ADDITIONAL UNAUDITED DISCLOSURES (continued)

a.	Post balance sheet events (continued)

vi.	On June 17, 2003, the Company announced that it has entered into an agreement with Mr. Jack So Chak-kwong on June 17, 2003 for him to join the Company as Group Managing Director and Deputy Chairman. Mr. So’s appointment as Group Managing Director and Deputy Chairman will be effective no later than September 24, 2003 on a date to be agreed. Mr. Richard Li Tzar Kai has informed the Board of Directors that he will relinquish his role as Chief Executive when Mr. So joins the Company but will remain an executive director and chairman of the Company. On the appointment of Mr. So, the Chief Executive position will be re-titled Group Managing Director and will be filled by Mr. So.

b.	New US GAAP accounting standards

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement clarifies when a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component. This statement also amends the definition of an underlying to conform to the language contained in FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The new statement requires that certain financial instruments that, under the previous guidance, issuers could account for as equity, be classified as liabilities in statements of financial position. SFAS No. 150 affects the issuer’s accounting for three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this statement is obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of Reach Ltd:

We have audited the accompanying consolidated balance sheet of Reach Ltd and its subsidiaries (the “Company”) as of 31 December 2002 and 2001 and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for the year ended 31 December 2002 and for the period from 22 September 2000 to 31 December 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2002 and 2001, and the results of its operations and its cash flows for the year ended 31 December 2002 and for the period from 22 September 2000 to 31 December 2001 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No.142, “Goodwill and Other Intangible Assets”, effective 1 January 2002.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
13 May 2003

REACH LTD

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2002 AND 2001

(in thousands of US dollars, except share and per share data)

	31.12.2002	31.12.2001
ASSETS
Current assets:
Cash and cash equivalents	$ 177,072	$ 114,720
Restricted cash (note 3)	10,815	16,563
Accounts receivable, less allowance of $29,910 and $26,304 as of
31 December 2002 and 2001, respectively	117,260	213,163
Amounts due from shareholders (note 15)	150,962	85,088
Assets held for sale (note 5)	18,020	-
Prepaid expenses and other current assets (note 4)	36,397	30,424

Total current assets	510,526	459,958

Property, plant and equipment, net (note 6)	1,295,144	1,276,082
Goodwill, net (note 7)	1,777,635	1,771,310
Other intangible assets, net (note 8)	23,266	32,641
Debt issuance costs	11,794	16,056
Other assets (note 9)	24,541	17,085

TOTAL ASSETS	$ 3,642,906	$ 3,573,132

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$ 244,958	$ 286,147
Accruals and other payables	160,358	147,880
Capital lease obligations - current portion (note 10)	44,094	42,211
Deferred revenue - current portion	13,584	13,321
Interest payable	13,498	5,668
Income taxes payable	17,626	19,454

Total current liabilities	494,118	514,681

Long-term liabilities:
Bank loan (note 11)	1,500,000	1,500,000
Level 3 acquisition accruals (note 1)	74,628	90,592
Capital lease obligations (note 10)	95,366	143,393
Deferred revenue	76,238	66,048
Other liabilities (note 12)	32,653	-
Deferred income taxes (note 13)	53,551	62,007

Total long-term liabilities	1,832,436	1,862,040

Minority interests	20,437	20,729

Contingencies (note 14)	-	-
Shareholders’ equity:
Common shares ($1 par value - 7,000,000,000 shares authorized;
5,000,000,000 shares issued and outstanding)	5,000,000	5,000,000
Deficit incurred upon combination (note 1)	(3,865,187)	(3,865,187)
Retained earnings	194,314	47,788
Accumulated other comprehensive loss	(33,212)	(6,919)

Total shareholders’ equity	1,295,915	1,175,682

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$ 3,642,906	$ 3,573,132

See notes to consolidated financial statements.

REACH LTD

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars)

	2002	2001

Revenue	$ 1,263,339	$ 1,279,236

Operating expenses:
Direct cost of sales	631,708	685,076
Depreciation and amortization	160,669	218,503
Selling, general and administrative	208,408	182,410
Reorganization and start-up costs	5,000	11,114
Write-down of certain assets of a subsidiary	-	2,564

Total operating expenses	1,005,785	1,099,667

Operating income	257,554	179,569
Interest expense	(75,773)	(92,971)
Interest income	3,401	2,244

Income before income taxes and minority interests	185,182	88,842
Income taxes expense (note 13)	38,948	42,463

Income before minority interests	146,234	46,379
Minority interests	292	1,409

Net income	$ 146,526	$ 47,788

See notes to consolidated financial statements.

REACH LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2002
AND FOR THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share data)

					Accumulated
			Deficit		other	Total	Total
	Common shares		incurred upon	Retained	comprehensive	shareholders’	comprehensive
	Shares	Amount	combination	earnings	loss	equity	income
Share issuance pursuant
to the PCCW and Telstra
contributions	5,000,000,000	$5,000,000	$(3,865,187)	$ -	$ -	$ 1,134,813
Net income	-	-	-	47,788	-	47,788	$ 47,788
Foreign currency translation
adjustment	-	-	-	-	(6,919)	(6,919)	(6,919)

Total comprehensive income							$ 40,869

Balance at 31 December 2001	5,000,000,000	$5,000,000	$(3,865,187)	$ 47,788	$(6,919)	$ 1,175,682

Net income	-	-	-	146,526	-	146,526	$ 146,526
Foreign currency translation
adjustment	-	-	-	-	5,505	5,505	5,505
Change in fair value of
derivative instruments
- interest rate swap contracts	-	-	-	-	(32,653)	(32,653)	(32,653)
- forward exchange contracts	-	-	-	-	855	855	855

Total comprehensive income							$ 120,233

Balance at 31 December 2002	5,000,000,000	$5,000,000	$(3,865,187)	$ 194,314	$(33,212)	$ 1,295,915

See notes to consolidated financial statements.

REACH LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars)

	2002	2001
Cash flows from operating activities:
Net income	$ 146,526	$ 47,788

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	160,669	218,503
Amortization of debt issuance costs	4,262	3,620
Minority interests	(292)	(1,409)
Deferred income taxes	(8,456)	1,325
Loss on disposal of property, plant and equipment	-	17
Impairment on certain assets of a subsidiary awaiting disposal	-	2,564

Changes in operating assets and liabilities:
Accounts receivable	95,903	139,449
Amounts due from shareholders	(65,874)	(1,426)
Prepaid expenses and other current assets	(62,752)	(42,934)
Accounts payable	(41,189)	(180,496)
Accruals and other payables	12,603	39,065
Interest payable	7,830	5,668
Deferred revenue	10,453	(34,162)
Income taxes payable	(1,828)	18,433

Net cash provided by operating activities	257,855	216,005

Cash flows from investing activities:
Purchase of property, plant and equipment	(171,809)	(75,838)
Net cash paid as partial consideration to assume businesses
and assets from shareholders (note a)	-	(1,519,408)
Net cash received from The Level 3 Acquisition (note b)	50,178	36,123
Purchase of minority interests of a subsidiary	-	(2,426)
Decrease in other assets	-	3,821
Decrease in restricted cash	5,748	-

Net cash used in investing activities	(115,883)	(1,557,728)

Cash flows from financing activities:
Proceeds from bank borrowings	-	1,650,000
Repayment of bank borrowings	-	(150,000)
Capital lease payments	(79,620)	(25,081)
Minority shareholders’ contribution	-	1,200
Debt issuance costs paid	-	(19,676)

Net cash (used in) provided by financing activities	(79,620)	1,456,443

Net increase in cash and cash equivalents	62,352	114,720

Cash and cash equivalents at beginning of the period	114,720	-

Cash and cash equivalents at end of the period	$ 177,072	$ 114,720

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	$ 67,217	$ 90,397
Income taxes paid	$ 49,232	$ 22,705

REACH LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

NON-CASH INVESTING AND FINANCING ACTIVITIES:

Note (a):    The PCCW and Telstra Contributions

Pursuant to the Transfer Agreements entered into between Reach Ltd (the “Company”) and PCCW Limited (“PCCW”, previously known as Pacific Century CyberWorks Limited) and Telstra Corporation Limited (“Telstra”) on 13 October 2000, with the completion of the combination being effective 7 February 2001 (“date of combination”), the Company issued 2,500,000,000 common shares to each of PCCW and Telstra and paid $1,525,000 for the contribution of the global wholesale communication businesses and assets previously operated and owned by PCCW and Telstra.

The aggregate carrying value of net assets contributed by PCCW and Telstra at the date of combination:

2001

Property, plant and equipment	$ 1,158,186
Goodwill	1,858,489
Other intangible assets	36,684
Other assets	18,785
Cash and cash equivalents	5,592
Accounts receivable	248,517
Amounts due from shareholders	50,558
Prepaid expenses and other current assets	36,140
Accounts payable	(281,025)
Accruals and other payables	(107,426)
Capital lease obligations	(210,685)
Deferred revenue	(89,212)
Income taxes payable	(1,021)
Deferred income taxes	(60,682)
Minority interests	(3,087)

$ 2,659,813
Deficit incurred upon combination (note 1)	3,865,187

$ 6,525,000

In exchange for:
Shares issued	$ 5,000,000
Cash and cash equivalents	1,525,000

$ 6,525,000

Cash paid	$ 1,525,000
Cash at bank and in hand contributed by PCCW and Telstra	(5,592)

Net cash paid as partial consideration to the contributed
businesses and assets	$ 1,519,408

REACH LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars)

INVESTING AND FINANCING ACTIVITIES - CONTINUED:

Note (b):    The Level 3 Acquisition

Pursuant to the Sale and Purchase Agreements entered into between the Company and Level 3 Communications, Inc., Level 3 Asia Inc., Level 3 Communications, LLC and Level 3 International, Inc. (collectively “Level 3 Companies”) on 30 November 2001, the Company acquired certain assets and liabilities from the Level 3 Companies.

2001
The net consideration received was as follows:

Accounts receivable from Level 3	$ 50,178
Costs incurred for the transaction	(3,582)

$ 46,596
Net assets assumed by the Company:

Property, plant and equipment	$ 439,881
Other assets	11,971
Cash and cash equivalents	36,123
Restricted cash	16,563
Accounts receivable and other current assets	38,947
Accounts payable, accruals and other payables	(91,430)
Provision for unfavourable leases and commitments	(90,592)
Deferred revenue	(5,757)
Minority interests	(20,000)

Fair value of net assets acquired and consideration received
over the purchase price	$ 382,302

See notes to consolidated financial statements.

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

1.	ORGANIZATION AND NATURE OF OPERATIONS

Reach Ltd is a private limited company incorporated in Bermuda. Reach Ltd and its subsidiaries (collectively the “Company”) were established by PCCW and Telstra as described below.

The PCCW and Telstra Contributions

Pursuant to the Transfer Agreements entered into between the Company and PCCW and Telstra on 13 October 2000, the global wholesale communication businesses and assets previously operated and owned by PCCW and Telstra (the “PCCW and Telstra Contributions”) were contributed into the Company. In return the Company issued 2,500,000,000 common shares to each of PCCW and Telstra and paid cash of $1,125,000 and $375,000 to PCCW and Telstra, respectively. In addition, in accordance with the Transfer Agreements, the Company paid $25,000 to Telstra for certain costs incurred associated with the contribution of the businesses and assets made by Telstra to the Company.

Pursuant to APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” and following the SEC Observer comments related to EITF Issue 98-4, “Accounting by a Joint Venture for Businesses Received at Its Formation”, the Company accounted for the PCCW and Telstra Contributions using joint venture accounting. The businesses and assets contributed by PCCW and Telstra were recorded by the Company, upon the completion of the contributions, at the carrying values of these businesses and assets previously recorded in the respective books of PCCW and Telstra prior to the completion of contributions. The difference between the total value of the shares issued and cash consideration paid by the Company and the aggregate carrying values of the businesses and assets contributed by PCCW and Telstra of $3,865,187 was recorded as a deficit incurred upon combination as a component of the shareholders’ equity. The operations of the assets and businesses contributed were recorded in the accompanying consolidated financial statements from the date of combination.

The Company is jointly and equally owned by PCCW and Telstra. Neither shareholder can control the Board of Directors nor dominate decision making over the financial and operating policies of the Company.

The Level 3 Acquisition

Effective 30 November 2001 (“Acquisition Date”), the Company acquired the North Asian and Trans-Pacific Cable operations from the Level 3 Companies (the “Level 3 acquisition”) a telecommunication carrier. The Company assumed certain liabilities of $ 90,592 on behalf of Level 3, which included an accrual for long-term operating lease contracts entered into by Level 3, future committed guarantee payments to two joint venture partners in Korea and Taiwan and future restoration costs expected to be incurred on certain leased spaces, in exchange for the net assets of Level 3. In addition, Level 3 committed to pay cash consideration of $50,178 to the Company as partial settlement of these assumed liabilities. The Company received the cash consideration in the year ended 31 December 2002.

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

1.	ORGANIZATION AND NATURE OF OPERATIONS - continued

The Level 3 Acquisition – continued

The transaction has been accounted for as a purchase and, accordingly, the results of operations of Level 3 are included in the accompanying financial statements from the Acquisition Date. Assets and liabilities acquired were recorded at their fair market values at the date of acquisition as follows:

2001
The net consideration received was as follows:

Accounts receivable from Level 3	$ 50,178
Cost incurred for the transaction	(3,582)

$ 46,596
Net assets assumed by the Company:

Property, plant and equipment	$ 439,881
Other assets	11,971
Cash and cash equivalents	36,123
Restricted cash	16,563
Accounts receivable and other current assets	38,947
Accounts payable, accruals and other payables	(91,430)
Provision for unfavourable leases and commitments	(90,592)
Deferred revenue	(5,757)
Minority interests	(20,000)

Fair value of net assets acquired and consideration received
over the purchase price	$ 382,302

As required under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, net assets and consideration received in excess of purchase price totalling $382,302 was allocated to property, plant and equipment. The fair value of the assets and liabilities acquired by the Company was based on management’s best estimates of after-tax net cash flows.

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

1.	ORGANIZATION AND NATURE OF OPERATIONS - continued

Organizational Structure

The principal activities of the Company include the provision of global wholesale communications. A summary of the principal subsidiaries is as follows:

Principal subsidiaries	Place of incorporation	Principal activity	Percentage of ownership as at 31 December 2002

Reach Global Services Ltd.	Hong Kong	Provision of connectivity services	100%
Reach Networks Hong Kong Ltd.	Hong Kong	Provision of connectivity services	100%
Reach Global Networks Ltd.	Bermuda	Asset ownership and provision of management services	100%
Reach Finance Ltd.	Hong Kong	Financing vehicle	100%
Reach Services Australia Pty Ltd.	Australia	Provision of management services	100%
Reach Cable Networks Ltd.	Hong Kong	Provision of connectivity services	100%
(formerly Level 3 Communications Limited)

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S.GAAP”).

Principle of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Foreign currency

The Company has chosen the United States dollar as its reporting currency. For subsidiaries that prepare their financial statements in currencies other than the United States dollar, assets and liabilities are translated at the exchange rate at the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated at the weighted average rates of exchange prevailing during the period. Translation adjustments resulting from this process are recorded in accumulated other comprehensive loss within shareholders’ equity.

For those foreign entities that maintain their accounting records in a currency other than their functional currency, such accounts are remeasured into the entity’s functional currency prior to translation to the United States dollar. Monetary assets and liabilities are remeasured using the exchange rates at the balance sheet date, nonmonetary assets and liabilities and equity accounts are remeasured using historical exchange rates, and revenues, expenses, gains and losses are remeasured using weighted average exchange rates for the period. The resulting remeasurement gains and losses are included in the income statement.

Transactions in foreign currencies during the period are translated at the rates ruling on the dates of transactions. All foreign exchange gains of $956 and $1,487 in 2002 and the period from 22 September 2000 to 31 December 2001, respectively, are included in the statement of operations.

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with maturities of three months or less when purchased that are readily convertible into cash and are not subject to significant risk from fluctuations in interest rates.

Property, plant and equipment

Property, plant and equipment, which include amounts under capitalized leases, are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets, with the exception of assets acquired through capital leases and leasehold improvements, which are depreciated over the lesser of their estimated useful lives or the term of the lease. Estimated useful lives of property, plant and equipment are as follows:

Buildings	50 years or term of lease, if less
Exchange equipment	6 to 10 years
Transmission plant and equipment	10 to 20 years
Other property, plant and equipment and leasehold improvements	3 to 16 years

Indefeasible right-of-use investments (“IRUs”) acquired, which are treated as capital leases, are capitalized as property, plant and equipment and amortized over their estimated useful lives, not to exceed 15 years even in those cases where the right of use has been acquired for a longer period of time because management believes that, due to anticipated advances in technology, the Company’s IRUs are not likely to be productive assets beyond 15 years.

The Company constructs certain of its transmission plant and equipment. In addition to costs under the construction contract, internal costs directly related to the construction of such facilities, including interest and salaries of certain employees, are capitalized. No depreciation is charged on construction in progress until the assets are operational.

Major enhancements of property, plant and equipment are capitalized, while expenditures for repairs and maintenance are expensed as incurred.

Upon retirement or disposal of property, plant and equipment, the related cost and accumulated depreciation are deducted from the accounts and the difference between the estimated net disposal proceeds and the carrying amount of the asset is recognized as a component of operating income on the date of retirement or disposal.

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Capitalization of interest

The Company capitalized interest costs based upon the cost of capital projects in progress during the year. Capitalized interest of $3,536 and $6,714 in 2002 and 2001, respectively has been added to the cost of the underlying assets during the period and is amortized over the respective useful lives of the assets, amortization expense relating to capitalized interest for the period was $676 and $267 for 2002 and 2001, respectively.

Goodwill

Effective 1 January 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets”, which establishes new standards for goodwill acquired in a business combination and other intangible assets, eliminates amortization of existing goodwill and other indefinite – life intangible assets, and requires annual evaluation of goodwill and other indefinite – life intangible assets for impairment. In addition, amounts relating to acquired workforce were no longer considered a separate intangible asset. Upon adoption of SFAS No. 142, the Company no longer amortized the carrying value of goodwill, which includes the acquired workforce that resulted from the business combinations prior to the adoption of SFAS No. 142. The proforma net income for 2001, excluding amortization of goodwill and other indefinite – life intangible assets would have been $136,221. Prior to 2002, goodwill and acquired workforce were amortized using a straight-line method over the economic life of 20 years and 6 years, respectively.

As required by SFAS No. 142, goodwill and other indefinite – life intangible asset balances were tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value was determined using a discounted cash flow methodology and no impairment was identified. On an ongoing basis (absent any impairment indicators), the Company will perform the impairment test annually during the fourth quarter, in conjunction with its annual budgeting process.

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Other intangible assets

Intangible assets consist primarily of trademarks arising from business combinations and are recorded at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives of 10 years.

Prior to 1 January 2002, an intangible asset representing the assembled workforce arising from the business combination was recorded at cost less accumulated amortization where the amortization was calculated using the straight-line method over an estimated useful life of 6 years. Upon adoption of SFAS No. 142, the assembled workforce is no longer treated as a separately identifiable asset from goodwill and accordingly has been reclassified as goodwill.

Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment charge was recorded in 2002 and 2001.

Income taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of assets and liabilities to which timing differences relate, or anticipated timing of reversal if they are not associated with any balance sheet items.

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Revenue recognition

The Company records revenue for voice and data services at the time of customer usage and they are recorded after deducting sales allowances, duties and taxes. Revenue received in advance is recorded as deferred revenue until the services are rendered.

The Company sells capacity on its network to other telecommunication providers. Sales of capacity are accounted for as either sales-type leases or operating leases depending upon the terms of the transaction. Revenue related to sales of capacity that meet the criteria of a sales-type lease and for which title transfers to the lessee at the end of the lease term are recognized at the requested activation date of the capacity to the customer. If the requirements for sales-type lease accounting are not met or if title is not transferred, revenue is recognized over the term of the agreement on a straight-line basis.

Interest income

Interest income from bank deposits and interest bearing notes is accrued on a time-apportioned basis on the principal outstanding and the applicable rate. Any discount or premium from interest bearing notes is amortized over the life of the notes so as to achieve a constant rate of return.

Retirement plan costs

For defined benefit pension plans, the Company accrues costs of the pension benefits earned by the employees during the period as well as interest on projected benefit obligations based on actuarial assumptions. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

For defined contribution plans, the Company and its subsidiaries records its obligations in respect of service in a particular period as an expense of that period.

Reorganization and start-up costs

Costs incurred in connection with the formation of the Company such as start-up cost, organization costs and reorganization costs are expensed as incurred.

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Debt issuance costs

Costs incurred in connection with issuing debt securities or other borrowings are deferred and amortized to interest expense over the term of the related debt. The accumulated amortization of debt issuance costs was $7,882 and $3,620 in 2002 and 2001, respectively. Accordingly, amortization expense in 2002 and 2001 was $4,262 and $3,620, respectively.

Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, requires that an enterprise report by major components and as a single total the change in net assets from non-owner sources statement of comprehensive income (loss). For 2002 and 2001, comprehensive income has been included within the consolidated statement of shareholders’ equity.

Stock-based compensation

The Company accounts for the stock options granted to employees using the intrinsic value method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”.

Fair value disclosures

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, amounts due from shareholders, accounts payable, accruals and other payables approximate fair value due to the short-term maturity of these instruments. Because the long-term bank loan bears interest at a floating rate, the carrying amount of the long-term bank loan approximates fair value.

Derivative instruments

The Company uses derivative financial instruments to reduce its exposure to adverse fluctuations in interest rates and foreign currency exchange rates. The Company has established policies and procedures for risk management and the approval, reporting and monitoring of derivative financial instrument activities. The Company does not enter into derivative financial instruments for trading or speculative purpose.

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Derivative instruments – continued

The Group accounts for its derivative financial instruments in accordance with the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. Under SFAS No. 133, all derivatives are recognized at fair value as either assets or liabilities in the balance sheet. Changes in the fair values of derivative instruments not used as hedges are recognized in earnings immediately. Changes in the fair values of derivative instruments used effectively as hedges are recognized either in earnings for hedges of changes in fair value or in other comprehensive income (loss) for hedges of changes in cash flows. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No.143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after 15 June 2002. The Company believes the adoption of SFAS No.143 will not have a material impact on its results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which supersedes previous guidance on financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. The adoption of SFAS No. 144 did not have a significant impact on the Company’s financial position or results of operations. However, future impairment reviews may result in charges against earnings to write down the value of long-lived assets.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force (“EITF”) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The Company will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after 31 December 2002.

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Recently Issued Accounting Pronouncements – continued

In November 2002, the FASB issued FASB Interpretation (“FIN”) No.45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others, an interpretation of SFAS Statements Nos. 5, 57 and 107, and rescission of FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others”. FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after 31 December 2002, while, the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after 15 December 2002. The Company believes the adoption of such interpretation will not have a material impact on its results of operations or financial position.

3.	RESTRICTED CASH

At the balance sheet date, the Company has placed $10,815 and $16,563 in 2002 and 2001, respectively, as deposits with certain banks to guarantee certain of its obligations, which include $10,000 for the Company’s performance of certain obligations under the terms of the shareholders’ agreement entered in respect of a joint venture investment in Korea and $815 and $6,563 in 2002 and 2001, respectively, were for operational purposes.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	31.12.2002	31.12.2001

Prepaid expenses	$11,458	$ 6,904
Deposits	4,035	1,696
Other receivables	20,049	21,824
Derivative instruments - forward exchange contracts	855	-

	$36,397	$30,424

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

5.	ASSETS HELD FOR SALE

During 2002, the Company decided to sell certain assets relating to its cable network business and intends to sell them in the upcoming year. Accordingly, the Company reclassified the $18,020 carrying value of these assets as assets held for sale.

6.	PROPERTY, PLANT AND EQUIPMENT

	31.12.2002	31.12.2001

Property, plant and equipment consist of the following:

Leasehold land and buildings	$ 81,372	$ 74,604
Exchange equipment	92,929	73,095
Transmission plant and equipment	1,196,190	972,369
Other plant, equipment and leasehold improvements	118,740	93,175
Projects under construction	89,488	190,122

Total	1,578,719	1,403,365
Less: accumulated depreciation and amortization	(283,575)	(127,283)

Property, plant and equipment, net	$ 1,295,144	$ 1,276,082

Depreciation expense charged to operating income for the period was $157,619 (2001: $127,283).

Property, plant and equipment includes equipment leased under capital leases with cost of $264,225 and $210,685 and accumulated depreciation of $56,551 and $26,509 at 31 December 2002 and 2001, respectively.

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

7.	GOODWILL, NET

	31.12.2002	31.12.2001

Goodwill	$ 1,866,068	$ 1,858,489
Less: Accumulated amortization	(88,433)	(87,179)

Goodwill, net	$ 1,777,635	$ 1,771,310

8.	OTHER INTANGIBLE ASSETS, NET

	31.12.2002	31.12.2001

Trademarks	$ 29,103	$ 29,103
Assembled workforce	-	7,579

Total	29,103	36,682
Less: Accumulated amortization	(5,837)	(4,041)

Other intangible, net	$ 23,266	$ 32,641

Amortization expense charged to the statement of operations for the period was $3,050 (2001: $4,041).

Upon the adoption of SFAS No. 142, the Company has reclassified the balance relating to assembled workforce to goodwill.

9.	OTHER ASSETS

	31.12.2002	31.12.2001

Prepayments	$ 23,750	$ 16,097
Other deposits	791	988

	$ 24,541	$ 17,085

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

10.	LEASING ARRANGEMENTS

Capital leases

The Company leases certain transmission plant and equipment under capital leases. The capital lease obligations outstanding as of 31 December 2002 related to the financing of certain transmission plant and equipment and amounted to $139,460 (2001: $185,604). Future minimum lease payments under capital lease obligations are as follows:

31.12.2002
Period ended 31 December:
2003	$ 57,420
2004	39,129
2005	11,987
2006	9,849
2007	9,279
Thereafter	83,659

Total minimum lease payments	211,323
Less: amounts representing interest	(71,863)

Present value of minimum lease payments	139,460
Current portion	(44,094)

Long-term portion	$ 95,366

Operating leases as lessor

The Company leases certain building facilities to outside parties which are accounted for as operating leases. Rental income under these types of agreements were $3,442 and $3,676 in 2002 and 2001, respectively. Future minimum lease receipts under non-cancellable operating leases agreements are as follows:

31.12.2002
Period ended 31 December:
2003	$ 2,960
2004	860
2005	486

Total rental income	$ 4,306

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

10.	LEASING ARRANGEMENTS - continued

Operating leases as lessee

The Company leases certain offices and equipment under operating leases. Rent expense under operating leases for 2002 and 2001 were $12,250 and $24,973, respectively.

Future minimum lease payments under non-cancellable operating leases agreements were as follows:

31.12.2002
Period ended 31 December:
2003	$ 28,078
2004	17,870
2005	15,212
2006	11,814
2007	9,550
Thereafter	27,781

Total	110,305

11.	BANK LOAN

At 31 December 2002 and 2001, the long-term bank loan represented a syndicated term loan facility totalling $1,500,000 which bore interest at LIBOR plus applicable margin as defined in the Syndicated Term Loan Facility Agreement dated 12 January 2001 (“Original Facility Agreement”). The weighted average interest rate was approximately 3.0% per annum during 2002 (2001: 5.5%) and was repayable by quarter. The loan was unsecured and was repayable in the following three instalments:

February 2004	$ 300,000
February 2006	825,000
February 2008	375,000

$1,500,000

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

11.	BANK LOAN - continued

The Original Facility Agreement contained restrictive covenants. Among the restrictions were financial covenants relating to interest and debt coverage as defined in the Original Facility Agreement. In December 2002, the Company and the syndicate banks initiated a discussion on the possible amendment and restatement of the Original Facility Agreement (“Loan Amendment and Restatement”). As a result of the discussion concerning the Loan Amendment and Restatement, the banks agreed to waive the requirement for the Company to comply with the debt cover ratio for the year ended 31 December 2002.

On 15 April 2003, Reach Ltd, Reach Finance Limited and the banks signed the Amendment and Restatement Agreement. Under the terms of the Amendment and Restatement Agreement, the Original Facility Agreement was amended and restated (“Amended and Restated Facility Agreement”) as at the Date of Amendment (as defined in the Amendment and Restatement Agreement being the day on which the conditions precedent to that Agreement were satisfied or waived) which occurred on 25 April, 2003. On this date the Company made a partial repayment of the loan in the amount of US$300,000. The remaining loan balance of US$1,200,000 is repayable on 31 December, 2010 (subject to the cash sweep provisions contained in the Amended and Restated Facility Agreement). The amended term loan facility is secured by floating charges over certain of the Company’s assets and bears interest at a rate of LIBOR plus 2.5% per annum. The interest rate will increase to LIBOR plus 3.5% per annum effective from 1 January 2008 if the outstanding loan balance is not reduced to US$900,000 or less by that date. There are no financial ratio covenant provisions in the Amended and Restated Facility Agreement.

In addition to the Amendment and Restatement Agreement, the Company signed a Capacity Prepayment Agreement (“CP Agreement”) with its two shareholders on 15 April 2003, pursuant to which the two shareholders have made prepayments to the Company totalling US$286,000 (“Prepayment”) for their future capacity purchases. The utilization of the Prepayment is subject to the cash sweep provisions which are aligned with the cash sweep provisions in the Amended and Restated Facility Agreement. The unutilized balance of the Prepayment will increase based on a formula as set out in the CP Agreement which is calculated with reference to LIBOR plus 2.5%.

12.	OTHER LIABILITIES

The Company has entered into certain interest rate swap contracts to effectively convert the interest rate on a portion of the bank loan with principal amounts of $675,000 from variable rates to fixed rates. These instruments are considered as effectively hedging against the changes in cash flows of interest payments under the bank loan. The unrealized losses in the fair value of the interest rate swap contracts of $32,653 at 31 December 2002 were recorded as an element of comprehensive income in the statement of shareholders equity and the other liabilities in the balance sheet as at 31 December 2002.

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

13.	INCOME TAXES

Reach Ltd is an exempted company incorporated in Bermuda with limited liability. As such, it is exempt from any corporate income taxes. All income tax liabilities are derived from subsidiaries.

The Company operates globally and is subject to tax in various local jurisdictions. Based on the current business concentration, the Company’s taxation exposures principally arise in Hong Kong and Australia whose statutory corporate income tax rates are 16% and 30%, respectively.

The current and deferred components of the income taxes expense are as follows:

	2002	2001

Current	$ 47,404	$ 41,138
Deferred	(8,456)	1,325

	$ 38,948	$ 42,463

Significant components of the Company’s deferred tax liabilities are as follows:

	2002	2001

Excess of tax allowances over depreciation	$ 55,398	$ 60,982
Prepaid expenses recognized as costs for tax purposes	137	2,225
Other, net	(1,984)	(1,200)

Deferred tax liabilities	$ 53,551	$ 62,007

Reconciliations of the applicable statutory rate to the effective tax rate are as follows:

Applicable statutory rate	16%	16%
Amortization of goodwill	-	16%
Non-deductible loan interest paid	5%	14%
Tax losses not utilized	5%	-
Difference on statutory rates of other tax jurisdictions	(3%)	2%
Other permanent differences	(2%)	-

Effective tax rate	21%	48%

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

14.	COMMITMENTS AND CONTINGENCIES

(a)	Capital expenditure purchase commitments in respect of property, plant and equipment

Total capital expenditure purchase commitments contracted for at 31 December 2002 but not recorded in the financial statements were $154,463; such amounts will be incurred as follows:

Period ended 31 December:
2003	$ 30,053
2004	24,024
2005	44,616
2006	55,770

Total	$154,463

(b)	Contingency:

In August 2001, Webpages Directories Limited (“Webpages”), an independent third party, filed a claim of approximately $1,795 plus interest and legal fees against Reach Cable Networks Limited (“RCNL”), a wholly owned subsidiary of the Company, Globalnet Consulting Limited and Globalnet Telecommunications International Limited (“Globalnet”) for losses as a result of disconnection of certain telecommunication services provided by Globalnet who had purchased the telecommunication services from RCNL and the unlawful custodian of some computer servers maintained by RCNL. As Globalnet was in the process of voluntary liquidation, RCNL disconnected all services rendered to Globalnet.

No provision has been made in the financial statements for this case as, in the event that the Company incurs any liability as a result of this claim, such liability would fall within the indemnity given by Level 3 Communications Inc in favour of the Company.

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

15.	RELATED PARTY TRANSACTIONS

During 2002 and 2001, the Company conducted the following transactions with its shareholders:

	2002	2001

Revenue earned from shareholders in the normal course of operations:
- International voice	$277,079	$298,141
- Data	324,115	221,862
- Other	6,206	8,080

	$607,400	$528,083

Cost of sales charged by shareholders to the Company:
- International voice	$ 56,622	$ 58,574
- Data	4,783	11,926

	$ 61,405	$ 70,500

Operating expenses charged by shareholders to the Company	24,515	33,119

The amounts due from shareholders of $150,962 and $85,088 in 2002 and 2001, respectively, are unsecured and non-interest bearing, of which $111,852 and $22,641, respectively, were trade related balances.

16.	STOCK-BASED COMPENSATION

In 2001, the Company granted its employees certain share options of the Company. The exercise of the options is dependent on the success of an initial public offering (“IPO”) of the Company in the future. The exercise price is set at a discount of 10% to 15% of the amount payable for a share of the Company on a successful IPO, subject to relevant Stock Exchange rules and the underwriters’ requirements at the time of the IPO.

As at 31 December 2002, the total outstanding options granted by the Company to the employees of the Company and its subsidiaries was approximately 122,465,000. The options are exercisable not more than 10 years after the date of grant. As of the balance sheet date, successful completion of an IPO is not probable and it is not practical to estimate the exercise price of the share options and thus, no compensation expense relating to options granted has been recognized through 31 December 2002.

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except per share amounts)

17.	CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to credit risk consist primarily of cash, cash equivalents, trade receivables and amounts due from shareholders.

The Company maintains cash and cash equivalents with various major financial institutions. The Company limits the amount of credit exposure with any one financial institution and believes that no significant concentration of credit risk exists with respect to cash investments.

Trade receivables and amounts due from shareholders subject the Company to the potential for credit risk with its shareholders and customers in the global wholesale communication industry. Although this concentration could affect the Company’s overall exposure to credit risk, management believes that the Company is exposed to minimal risk since the majority of its business is conducted with major companies within the industry. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivables.

18.	SIGNIFICANT CUSTOMERS

The two significant customers in terms of revenue and accounts receivable are also the shareholders of the Company. These two customers accounted for 15.7% and 32.2% of the Company’s revenue in 2002 and 12.8% and 28.5% of the Company’s revenue in 2001, and they also accounted for 19.7% and 33.9% of the Company’s accounts receivable in 2002 and 11.8% and 12.5% of the Company’s accounts receivable in 2001.

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

19.	STAFF RETIREMENT PLANS

The Company maintains defined benefit pension plans. The assets of the plans are held separately from those of the Company in funds under the control of independent trustees. The following tables summarize benefit costs, as well as the benefit obligations, plan assets, fund status and assumptions associated with the plans.

	2002	2001
Changes in benefit obligation
Projected benefit obligation at beginning of year/projected
benefit obligation under the plan contributed by shareholders
pursuant to The PCCW and Telstra Contributions in 2001	$ 65,641	$ 60,181
Adjustment to 2001 balance	7	-
Net service cost	2,678	2,446
Interest cost	4,513	4,335
Actual employee contributions	397	408
Actual benefit payments	(10,341)	(2,946)
Actuarial (gain)/loss	(3,184)	1,217

Benefit obligation at end of year / period	$ 59,711	$ 65,641

REACH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002
AND THE PERIOD FROM 22 SEPTEMBER 2000 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

19.	STAFF RETIREMENT PLANS - continued

	2002	2001
Changes in plan assets
Fair value of plan assets at beginning of year/fair value
of plan assets contributed by shareholders pursuant to
The PCCW and Telstra Contributions in 2001	$ 60,404	$ 65,232
Adjustment on the balance of 2001	(318)	-
Actual return on plan assets	(3,502)	(5,181)
Employer contribution	2,384	2,891
Employee contribution	398	408
Benefits paid	(10,341)	(2,946)

Fair value at end of the year	$ 49,025	$ 60,404

Fund status	(10,684)	$(5,237)
Unrecognized net actuarial loss	11,469	11,820
Unamortized prior service cost	-	-
Unamortized transition obligation	-	-

Prepaid pension cost	$ 785	$ 6,583

Weighted average actuarial assumptions:

Discount rate	5.5%	7.5%
Expected return on plan assets	6.5%	8.5%
Rate of compensation increase	3.5%	5.5%

The components of the net pension cost for 2002 and 2001 are as follows:

	2002	2001

Gross service cost	$ 3,102	$ 2,898
Expected employee contributions	(424)	(452)

Net service cost	2,678	2,446
Interest cost	4,513	4,335
Expected return on plan assets	(4,836)	(5,422)
Amortization of actuarial loss	382	-

	$ 2,737	$ 1,359

20.	RECLASSIFICATION

Certain amounts previously reported in 2001 have been reclassified to conform to the 2002 presentation.

REACH LTD

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars)

2001

Revenue	$ 1,279,236

Operating expenses:
Direct cost of sales	685,076
Depreciation and amortization	218,503
Selling, general and administrative	182,410
Reorganization and start-up costs (note 3)	11,114
Impairment on certain assets of a subsidiary awaiting disposal	2,564

Total operating expenses	1,099,667

Operating income	179,569
Interest expense	(92,971)
Interest income	2,244

Income before income taxes and minority interests	88,842
Income taxes expense (note 4)	42,463

Income before minority interests	46,379
Minority interests	1,409

Net income	$ 47,788

See notes to unaudited consolidated financial statements.

REACH LTD

UNAUDITED CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

ASSETS

Current assets:
Cash and cash equivalents	$ 114,720
Restricted cash (note 5)	16,563
Accounts receivable, less allowance of $26,304	213,163
Amounts due from shareholders (note 13)	68,536
Prepaid expenses and other current assets	46,976

TOTAL CURRENT ASSETS	459,958

Property, plant and equipment, net (note 6)	1,276,082
Goodwill (note 7)	1,771,310
Other intangible assets (note 8)	32,641
Debt issuance costs	16,056
Other assets (note 9)	17,085

TOTAL ASSETS	$ 3,573,132

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$ 286,147
Accruals and other payables	147,880
Capital lease obligations - current portion (note 10)	42,211
Interest payable	5,668
Deferred revenue - current portion	13,321
Income taxes payable	19,454

Total current liabilities	514,681

Long-term liabilities:
Bank loan (note 11)	1,500,000
Provision for unfavourable leases and commitments (note 1)	90,592
Capital lease obligations (note 10)	143,393
Deferred revenue	66,048
Deferred income taxes (note 4)	62,007

Total long-term liabilities	1,862,040

Minority interests	20,729

Commitments and contingencies (note 12)	-

Shareholders’ equity:
Common shares ($1 par value - 7,000,000,000 shares authorized;
5,000,000,000 shares issued and outstanding)	5,000,000
Deficit incurred upon combination (note 1)	(3,865,187)
Retained earnings	47,788
Accumulated other comprehensive loss	(6,919)

Total shareholders’ equity	1,175,682

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$ 3,573,132

See notes to unaudited consolidated financial statements.

REACH LTD

UNAUDITED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share data)

					Accumulated
			Deficit		other	Total
	Common shares		incurred upon	Retained	comprehensive	shareholders’
	Shares	Amount	combination	earnings	loss	equity
Issue of shares on taking
businesses and assets from
shareholders	5,000,000,000	$5,000,000	$(3,865,187)	$ -	$ -	$ 1,134,813
Net income for the period	-	-	-	47,788	-	47,788
Foreign currency translation	-	-	-	-	(6,919)	(6,919)

Balance at 31 December 2001	5,000,000,000	$5,000,000	$(3,865,187)	$47,788	$(6,919)	$ 1,175,682

See notes to unaudited consolidated financial statements.

REACH LTD

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars)

Cash flows from operating activities:
Net income	$ 47,788

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	218,503
Amortization of debt issuance costs	3,620
Minority interests	(1,409)
Deferred income taxes	1,325
Loss on disposal of property, plant and equipment	17
Impairment on certain assets of a subsidiary awaiting disposal	2,564

Changes in operating assets and liabilities:
Accounts receivable	139,449
Amounts due from shareholders	(17,978)
Prepaid expenses and other current assets	(26,382)
Accounts payable	(180,496)
Accruals and other payables	39,065
Interest payable	5,668
Deferred revenue	(34,162)
Income taxes payable	18,433

Net cash provided by operating activities	216,005

Cash flows from investing activities:
Purchase of property, plant and equipment	(75,838)
Net cash paid as partial consideration to assume businesses
and assets from shareholders (note a)	(1,519,408)
Net cash received from The Level 3 Acquisition (note b)	36,123
Purchase of minority interests of a subsidiary	(2,426)
Capital lease payment	(25,081)
Decrease in other assets	3,821

Net cash used in investing activities	(1,582,809)

Cash flows from financing activities:
Proceeds from bank borrowings	1,650,000
Repayment of bank borrowings	(150,000)
Minority shareholders’ contribution	1,200
Debt issuance costs paid	(19,676)

Net cash provided by financing activities	1,481,524

Net increase in cash and cash equivalents	114,720

Cash and cash equivalents at beginning of the period	-

Cash and cash equivalents at end of the period	$ 114,720

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	$ 90,397
Income taxes paid	$ 22,705

REACH LTD

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

NON-CASH INVESTING AND FINANCING ACTIVITIES:

Note (a): The PCCW and Telstra Contributions

Pursuant to the Transfer Agreements entered into between Reach Ltd (the “Company”) and Pacific Century CyberWorks Limited (“PCCW”) and Telstra Corporation Limited (“Telstra”) on 13 October 2000, the Company issued 2,500,000,000 common shares to each of PCCW and Telstra and paid $1,525,000 for the contribution of the global wholesale communication businesses and assets previously operated and owned by PCCW and Telstra.

The aggregate carrying value of net assets contributed by PCCW and Telstra:

Property, plant and equipment	$ 1,158,186
Goodwill	1,858,489
Other intangible assets	36,684
Other assets	18,785
Cash and cash equivalents	5,592
Accounts receivable	248,517
Amounts due from shareholders	50,558
Prepaid expenses and other current assets	36,140
Accounts payable	(281,025)
Accruals and other payables	(107,426)
Capital lease obligations	(210,685)
Deferred revenue	(89,212)
Income taxes payable	(1,021)
Deferred income taxes	(60,682)
Minority interests	(3,087)

$ 2,659,813
Deficit incurred upon combination (note 1)	3,865,187

$ 6,525,000

In exchange for:
Shares issued	$ 5,000,000
Cash and cash equivalents	1,525,000

$ 6,525,000

Cash paid	1,525,000
Cash at bank and in hand contributed by PCCW and Telstra	(5,592)

Net cash paid as partial consideration to the contributed businesses
and assets	1,519,408

REACH LTD

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars)

INVESTING AND FINANCING ACTIVITIES - CONTINUED:

Note (b): The Level 3 Acquisition

Pursuant to the Sale and Purchase Agreements entered into between the Company and Level 3 Communications, Inc., Level 3 Asia Inc., Level 3 Communications, LLC and Level 3 International, Inc. (collectively “Level 3 Companies”) on 19 December 2001, the Company acquired certain assets and businesses from the Level 3 Companies.

The fair value of net assets of the Level 3 Companies acquired:

Property, plant and equipment	$ 439,881
Other assets	11,971
Cash and cash equivalents	36,123
Restricted cash	16,563
Accounts receivable and other current assets	38,947
Accounts payable, accruals and other payables	(91,430)
Provision for unfavourable leases and commitments	(90,592)
Deferred revenue	(5,757)
Minority interests	(20,000)

$ 335,706
Excess of fair value over cost of net assets acquired	(382,302)

$(46,596)

Satisfied by:
Receivable - net balance to be received upon completion	$(50,178)
Costs incurred for the transaction	3,582

$(46,596)

See notes to unaudited consolidated financial statements.

REACH LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

1.	ORGANIZATION AND NATURE OF OPERATIONS

Reach Ltd (the “Company”) is a private limited company incorporated in Bermuda on 22 September 2000. It was formerly known as Joint Venture (Bermuda) No. 1 Limited and with effect from 12 February 2001, it changed its name from Joint Venture (Bermuda) No.1 Limited to Reach Ltd.

The PCCW and Telstra Contributions

Pursuant to the Transfer Agreements entered into between the Company and PCCW and Telstra on 13 October 2000, the global wholesale communication businesses and assets previously operated and owned by PCCW and Telstra (“The PCCW and Telstra Contributions”) were contributed into the Company. In return the Company issued 2,500,000,000 common shares to each of PCCW and Telstra and paid cash of $1,125,000 and $375,000 to PCCW and Telstra, respectively. In addition, in accordance with the Transfer Agreements, the Company paid $25,000 to Telstra for certain costs incurred associated with the contribution of business and assets made by Telstra to the Company. These transactions were completed on 7 February 2001.

The Company accounted for The PCCW and Telstra Contributions under joint venture accounting. The businesses and assets contributed by PCCW and Telstra were recorded by the Company, upon the completion of the contributions, at the carrying values of these businesses and assets previously recorded in the respective books of PCCW and Telstra prior to the completion of contributions. The difference between the total of the shares issued and cash consideration paid by the Company and the aggregate carrying values of the businesses and assets contributed by PCCW and Telstra of $3,865,187 was recorded as a deficit incurred upon combination as a component of the shareholders’ equity. The operations of the assets and businesses contributed were recorded in the accompanying consolidated financial statements since the date of combination.

The Company is jointly and equally owned by PCCW and Telstra. Neither shareholder can control the board of directors nor dominate decision making over the financial and operating policies of the Company.

The Level 3 Acquisition

Pursuant to the Sale and Purchase Agreements (the “Agreements”) entered into between the Company and the Level 3 Companies on 19 December 2001, the Company acquired the North Asian and Trans-Pacific Cable operations from the Level 3 Companies (“The Level 3 Acquisition”). Under the terms of the Agreements, the Company will be paid a completion balance of approximately $50.2 million so as to assume certain obligations and commitments of the Level 3 Companies. A provision for unfavourable leases and commitments of $90,592 has been estimated by the management as liabilities assumed as of the acquisition date.

REACH LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

1.	ORGANIZATION AND NATURE OF OPERATIONS - continued

The Level 3 Acquisition — continued

The Company accounted for the Level 3 Acquisition under purchase accounting which resulted in excess of fair value over cost of net assets acquired. This excess has been applied to reduce the value of the non-current assets of the Level 3 Companies acquired on a pro-rata basis as follows:

Property, plant and equipment	$372,174
Other assets	10,128

$382,302

The results of operations of the Level 3 Companies acquired were recorded in the accompanying consolidated financial statements since its date of acquisition.

The principal activities of the Company and its subsidiaries are the provision of global wholesale communications. A summary of the principal subsidiaries is as follows:

Principal subsidiaries	Place of incorporation	Principal activity	Percentage of ownership as at 31 December 2001

Reach Global Services Ltd.	Hong Kong	Provision of connectivity services	100%
Reach Networks Hong Kong Ltd.	Hong Kong	Provision of connectivity services	100%
Reach Global Networks Ltd.	Bermuda	Asset ownership and provision of management services	100%
Reach Finance Ltd.	Hong Kong	Financing vehicle	100%
Reach Services Australia Pty Ltd.	Australia	Provision of management services	100%
Level 3 Communications Ltd.	Hong Kong	Provision of connectivity services	100%

2.	BASIS OF PREPARATION

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S.GAAP”).

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the financial statements of all subsidiaries in which the Company has a controlling financial interests. All significant intercompany transactions and balances are eliminated in consolidation.

REACH LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Use of Estimates

The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Foreign currency

The Company has chosen the United States dollar as its reporting currency. For entities that prepare their financial statements in currencies other than the United States dollar, assets and liabilities are translated at the exchange rate at the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated at the weighted average rates of exchange prevailing during the period. Translation adjustments resulting from this process are recorded in accumulated other comprehensive loss within shareholders’ equity.

For those foreign entities that maintain their accounting records in a currency other than their functional currency, such accounts are remeasured into the entity’s functional currency prior to translation to the United States dollar. Monetary assets and liabilities are remeasured using the exchange rates at the balance sheet date, nonmonetary assets and liabilities and equity accounts are remeasured using historical exchange rates, and revenues, expenses, gains and losses are remeasured using weighted average exchange rates for the period. The resulting remeasurement gains and losses are included in the income statement.

Transactions in foreign currencies during the period are translated at the rates ruling on the dates of transactions. All foreign exchange gains and losses are included in the income statement.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with maturity of three months or less when purchased that are readily convertible into cash and are not subject to significant risk from fluctuations in interest rates.

Accounts receivable

          Accounts receivable are stated at estimated realizable values.

REACH LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Property, plant and equipment

Property, plant and equipment, which include amounts under capitalized leases, are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets, with the exception of assets acquired through capital leases and leasehold improvements, which are depreciated over the lesser of their estimated useful lives or the term of the lease. Estimated useful lives of property, plant and equipment are as follows:

Buildings	50 years or term of lease, if less
Exchange equipment	6 to 10 years
Transmission plant and equipment	10 to 20 years
Other property, plant and equipment
and leasehold improvements	3 to 16 years

Indefeasible right-of-use investments (“IRUs”), which are treated as capital leases, are capitalized as property, plant and equipment and amortized over their estimated useful lives, not to exceed 15 years even in those cases where the right of use has been acquired for a longer period of time because management believes that, due to anticipated advances in technology, the Company’s IRUs are not likely to be productive assets beyond 15 years.

The Company constructs certain of its transmission plant and equipment. In addition to costs under the construction contract, internal costs directly related to the construction of such facilities, including interest and salaries of certain employees, are capitalized. No depreciation is charged on construction in progress until the assets are operational.

Major enhancements of property, plant and equipment are capitalized, while expenditures for repairs and maintenance are expensed as incurred.

Upon retirement or disposal of property, plant and equipment, the related cost and accumulated depreciation are deducted from the accounts and the difference between the estimated net disposal proceeds and the carrying amount of the asset is recognized as a component of operating income on the date of retirement or disposal.

Capitalization of interest

The Company capitalizes interest on borrowings during the active construction period of major capital projects. The amount capitalized is determined by applying an interest rate based on the rates applicable to the borrowings outstanding during the period to the lower of the amount of the outstanding borrowings or the average amount of accumulated expenditure for the assets during the period. Capitalized interest of $6,714 has been added to the cost of the underlying assets during the period and is amortized over the respective useful lives of the assets.

REACH LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Internal-use computer software

Certain development costs associated with internal-use computer software are capitalized, including external direct costs of material and services, payroll costs for employees devoting time to the software projects and borrowing costs. These costs are included within other property, plant and equipment and are amortized over a period of three to five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance, training and other post-implementation costs, are expensed as incurred. Subsequent additions, modifications or upgrades to internal use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform.

Leases

Rental income and expenses under operating leases are amortized to earnings on a straight-line basis over the periods of the respective leases.

Goodwill

Goodwill as stated in the balance sheet represents the goodwill contributed by PCCW which related to its acquisition of the relevant businesses and assets prior to its contribution made to the Company. The goodwill balance was stated at the carrying value previously recorded by PCCW prior to its contribution and is amortized on a straight-line basis over the estimated useful life of 20 years.

Other intangible assets

Other intangible assets consist primarily of assembled workforce and trade names arising from business combinations and are recorded at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives of the respective assets as follows:

Assembled workforce	6 years
Trade names	10 years

Costs of internally developed intangible assets are expensed as incurred.

REACH LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The resulting impairment loss is classified as a component of operating income. In instances where goodwill has been recorded for assets that are subject to an impairment loss, the carrying amount of the goodwill is eliminated before any reduction is made to the carrying amounts of impaired long-lived assets and identifiable intangibles.

Income taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of assets and liabilities to which timing differences relate, or anticipated timing of reversal if they are not associated with any balance sheet items.

Revenue recognition

The Company records revenue for voice and data services at the time of customer usage and they are recorded after deducting sales allowances, duties and taxes. Revenue received in advance is recorded as deferred revenue until the services are rendered.

The Company sells capacity on its network to other telecommunication providers. Sales of capacity are accounted for as either sales-type leases or operating leases depending upon the terms of the transaction. Revenue related to sales of capacity that meet the criteria of a sales-type lease and for which title transfers to the lessee at the end of the lease term are recognized at the requested activation date of the capacity to the customer. If the requirements for sales-type lease accounting are not met or if title is not transferred, revenue is recognized over the term of the agreement on a straight-line basis.

REACH LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Interest income

Interest income from bank deposits and interest bearing notes is accrued on a time-apportioned basis on the principal outstanding and the applicable rate. Any discount or premium from interest bearing notes is amortized over the life of the notes so as to achieve a constant rate of return.

Retirement plan costs

For defined benefit pension plans, the Company accrues costs of the pension benefits earned by the employees during the period as well as interest on projected benefit obligations based on actuarial assumptions. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

For defined contribution plans, the Company and its subsidiaries records its obligations in respect of service in a particular period as an expense of that period.

Reorganization and start-up costs

Costs of reorganization and start-up activities relating to the formation of the joint venture are expensed as incurred. These costs incurred for the period were $11,114.

Debt issuance costs

Costs incurred in connection with issuing debt securities or other borrowings are deferred and amortized to interest expense over the term of the related debt. In the event that the debt is extinguished prior to the maturity date, the unamortized amount will be charged immediately to the consolidated statement of operations as an extraordinary item. The accumulated amortisation of debt issuance cost was $3,620 as of 31 December 2001.

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. The comprehensive income of the Company was $40,869 for the period.

Stock-based compensation

The Company accounts for the stock options granted to employees using the intrinsic value method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”.

REACH LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Fair value disclosures

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, amounts due from shareholders, accounts and other payables approximate fair value due to the short-term maturity of these instruments. Because the long-term bank loan bears interest at a floating rate, the carrying amount of the long-term bank loan approximates fair value.

Derivative instruments

The Company recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. Changes in the fair values of derivative instruments not used as hedges are recognized in earnings immediately. Changes in the fair values of derivative instruments used effectively as hedges are recognized either in earnings for hedges of changes in fair value or in other comprehensive income (loss) for hedges of changes in cash flows. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

There was no significant impact on the Company’s financial statements for derivatives entered by the Company during the period.

Adoption of new accounting pronouncements

In June 2001, the Financial Accounting Standard Board (the “FASB”) issued SFAS No. 142, “Goodwill and Other Intangible Assets”. This statement establishes accounting and reporting for business combinations. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized but will be tested for impairment on an annual basis. This statement is effective for fiscal years beginning after 15 December 2001. Management is reviewing this statement to determine what effect it will have, if any, on its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses the accounting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will be required to adopt this standard on 1 January 2003. Management is reviewing the statement to determine what effect it will have, if any, on its financial position and results of operations.

The FASB also recently issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”. The Company will be required to adopt this standard on 1 January 2002. The standard requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. The standard also requires expected future operating losses from discontinued operations to be recorded in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. Management does not believe that adoption of SFAS 144 will have a significant impact on its financial position and results of operations.

REACH LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

4.	INCOME TAXES EXPENSE

Reach Ltd is an exempted company incorporated in Bermuda with limited liability. As such, the Company is exempt from any corporate income taxes. All income tax liabilities are derived from subsidiaries.

The Company operates globally and is subject to tax in various local jurisdictions. Based on the current business concentration, the exposures of the Company’s taxation mainly come from Hong Kong and Australia whose statutory corporate income tax rates are 16% and 30%, respectively.

The current and deferred components of the income taxes expense are as follows:

Current income tax	$ 41,138
Deferred income tax	1,325

$ 42,463

Significant components of the Company’s deferred tax liabilities are as follows:

Excess of tax allowances over depreciation	$ 60,982
Prepaid expenses recognized as costs for tax purposes	2,225
Other timing differences, net	(1,200)

Deferred tax liabilities	$ 62,007

Reconciliations of the applicable statutory rate to the effective tax rate are as follows:

Applicable statutory rate	16%
Amortization of goodwill	16%
Non-deductible loan interest paid	14%
Difference on statutory rates of other tax jurisdictions	2%

Effective tax rate	48%

REACH LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

5.	RESTRICTED CASH

At the balance sheet date, the Company has placed $16,563 deposits with certain banks to guarantee certain of its obligations. Further details are set out in note 12(c) to the financial statements.

6.	PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipment consist of the following:

At cost
Leasehold land and buildings	$ 74,604
Exchange equipment	73,095
Transmission plant and equipment	972,369
Other plant, equipment and leasehold improvements	93,175

Total	1,213,243
Less: accumulated depreciation and amortization	(127,283)
Projects under construction	190,122

Property, plant and equipment, net	$ 1,276,082

Transmission plant and equipment of $210,685 and accumulated depreciation of $26,509 relate to assets held under capitalized leases.

7.	GOODWILL

Goodwill	$ 1,858,489
Less: accumulated amortization	(87,179)

Net book value	$ 1,771,310

Amortization expense charged to operating income for the period was $87,179.

REACH LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

8.	OTHER INTANGIBLE ASSETS

Trademark	$ 29,103
Assembled workforce	7,579

Total	36,682
Less: accumulated amortization	(4,041)

Net book value	$ 32,641

Amortization expense charged to operating income for the period was $4,041.

9.	OTHER ASSETS

Prepayments	$ 16,097
Other deposits	988

$ 17,085

10.	CAPITAL LEASE OBLIGATIONS

The capital lease obligations outstanding as of 31 December 2001 related to the financing of certain transmission plant and equipment and amounted to $185,604. Future minimum lease payments are as follows:

Year ended 31 December:
2002	$ 59,937
2003	52,742
2004	40,652
2005	15,211
2006	11,587
2007 and thereafter	97,992

278,121
Less: amounts representing interest	(92,517)

Present value of minimum lease payments	185,604
Less: amounts classified as current portion	(42,211)

Amounts classified as long term portion	$ 143,393

REACH LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

11.	BANK LOAN

At 31 December 2001, the long-term bank loan represents a syndicated term loan totalling $1,500,000. The weighted average interest rate is approximately 5.5% per annum for the period and is repayable by quarter. The loan is unsecured and is repayable in the following three instalments:

February 2004	$ 300,000
February 2006	825,000
February 2008	375,000

$1,500,000

The long-term bank loan of the Company contains restrictive covenants with which the Company was in compliance during the period ended 31 December 2001. Among the restrictions are financial covenants relating to interest and debt coverage (as defined in the agreements).

12.	COMMITMENTS AND CONTINGENCIES

(a)	Capital expenditure commitments in respect of plant and equipment

Total capital expenditure commitments contracted for at the balance sheet date but not recorded in the financial statements were as follows:

Year ended 31 December:
2002	$ 233,412
2003	26,954
2004	39,800
2005	45,450
2006	56,604
2007 and thereafter	3,183

$ 405,403

REACH LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

12.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Operating lease commitments

The Company leases certain offices and equipment under operating leases which do not contain any escalation clauses. Rental expense under operating leases was $24,973 for the period.

At 31 December 2001, future minimum lease payments under non-cancellable operating leases were as follows:

Year ended 31 December:
2002	$ 38,349
2003	24,993
2004	21,416
2005	19,708
2006	18,695
2007 and thereafter	111,192

$234,353

(c)	As at 31 December 2001, the Company had the following contingent liabilities:

i)	A deposit of $10,000 has been placed with a bank to guarantee the Company’s performance of certain obligations under the terms of the shareholders’ agreement entered in respect of a joint venture investment in Korea.

ii)	In respect of certain joint venture investments in Taiwan, the Company has placed a deposit of approximately $3,000 with a bank as surety for the performance of certain milestones for investment and cable network operations according to regulations set by the Ministry of Transportation and Communication in Taiwan.

iii)	In respect of certain licenses granted by the Office of the Telecommunication Authority (“OFTA”) in Hong Kong, a deposit of approximately $4,000 has been placed with a bank as surety for the performance of certain milestones for investment and cable network development according to the regulations set by OFTA.

REACH LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

13.	RELATED PARTY TRANSACTIONS

During the period, the Company conducted the following material transactions with the shareholders:

Acquisition of businesses and assets from shareholders:
- Issuance of shares at par value	$5,000,000

- Net cash consideration paid to shareholders	$1,519,408

Revenue earned from shareholders:
- International voice	$ 298,141
- Data	221,862
- Others	8,080

$ 528,083

Cost of sales and expenses charged by shareholders:
- International voice	$ 58,574
- Data	11,926
- Others	-

$ 70,500

The amounts due from shareholders of $68,536 are unsecured and non-interest bearing.

14.	STOCK-BASED COMPENSATION

On 1 August 2001, the Company approved and adopted an employee option plan under which up to 4% of the total issued share capital of the Company can be issued to its employees or any other person determined by the Company.

During the period, the Company has offered the employees of the Company and its subsidiaries the opportunity to acquire certain share options of the Company. The exercise of the options is dependent on the success of an initial public offering (“IPO”) of the Company in the future and the exercise price is set at a discount of 10% to 15% of the amount payable for a share of the Company on a successful IPO, subject to relevant Stock Exchange rules and the underwriters’ requirements at the time of the IPO.

As at 31 December 2001, the total outstanding options granted by the Company to the employees of the Company and its subsidiaries was 121,164,631. The options are exercisable not more than 10 years after the date of grant. As of the balance sheet date, successful completion of an IPO is not probable and it is not practical to estimate the exercise price of the share options and thus, no compensation expense relating to options granted has been recognized for the period ended 31 December 2001.

REACH LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

15.	CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to credit risk consist primarily of cash, cash equivalents, trade receivables and amounts due from shareholders.

The Company maintains cash and cash equivalents with various major financial institutions. The Company limits the amount of credit exposure with any one financial institution and believes that no significant concentration of credit risk exists with respect to cash investments.

Trade receivables and amounts due from shareholders subject the Company to the potential for credit risk with its shareholders and customers in the global wholesale communication industry. Although this concentration could affect the Company’s overall exposure to credit risk, management believes that the Company is exposed to minimal risk since the majority of its business is conducted with major companies within the industry. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivables.

16.	SIGNIFICANT CUSTOMERS

The major portions of the Company’s revenue are derived from services provided to other companies in the telecommunications industry, mainly resellers of long distance telecommunications services and data services. The Company performs ongoing credit evaluation of its customers.

Customers accounting for more than 10% of the Company’s revenue for the period ended 31 December 2001 include PCCW (12.8%) and Telstra (28.5%).

REACH LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

17.	BUSINESS SEGMENTS

The Company has two reportable segments, international voice and data, which it operates and manages as strategic business units. The chief operating decision maker evaluates the gross profit of each segment in assessing performance and allocating resources between segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The following table provides operating financial information for the two reportable segments:

	International voice	Data	Others	Total

Revenue	$810,447	$438,597	$30,192	$ 1,279,236
Direct cost of sales	(566,964)	(116,989)	(1,123)	(685,076)

Gross profit	$243,483	$321,608	$29,069	$ 594,160

Depreciation and amortization				(218,503)
Selling, general and administrative				(182,410)
Reorganization and start-up costs				(11,114)
Impairment on certain assets of a
subsidiary awaiting disposal				(2,564)

Operating income				$ 179,569

There are no inter-segment revenues for the period ended 31 December 2001.

No allocation of assets by segment is presented as the Company does not allocate assets by segment for use of the chief operating decision maker.

18.	STAFF RETIREMENT PLANS

The Company maintains defined benefit pension plans. The assets of the plans are held separately from those of the Company in funds under the control of independent trustees. The following tables summarize benefit costs, as well as the benefit obligations, plan assets, fund status and assumptions associated with the plan.

2001
Changes in benefit obligation
Projected benefit obligation under the plan contributed by shareholders
pursuant to The PCCW and Telstra Contributions	$ 60,181
Net service cost	2,446
Interest cost	4,335
Actual employee contributions	408
Actual benefit payments	(2,946)
Actuarial loss	1,217

Benefit obligation at end of period	$ 65,641

REACH LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

18.	STAFF RETIREMENT PLANS - continued

2001
Changes in plan assets
Fair value of plan assets contributed by shareholders
pursuant to The PCCW and Telstra Contributions	$ 65,232
Actual return on plan assets	(5,181)
Employer contribution	2,891
Employee contribution	408
Benefits paid	(2,946)

Fair value at end of the period	$ 60,404

Fund status	$(5,237)
Unrecognized net actuarial loss	11,820
Unamortized prior service cost	-
Unamortized transition obligation	-

Prepaid pension cost	$ 6,583

Weighted average actuarial assumptions:

Discount rate	7.5%
Expected return on plan assets	8.5%
Rate of compensation increase	5.5%

The components of the net pension cost for the period ended 31 December 2001 are as follows:

Gross service cost	$ 2,898
Expected employee contributions	(452)

Net service cost	2,446
Interest cost	4,335
Expected return on plan assets	(5,422)
Amortization of net transition obligation/asset, prior service cost
and net gain/loss	-

$ 1,359