Form 20-F
period 2003-12-31
PCCW LTD
filed 2004-06-28
CIK 842519

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003
or
☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the transition period _____ to _____

Commission file number 1-10119

PCCW Limited

(Exact Name of Registrant as Specified in its Charter)

PCCW Limited
(Translation of Registrant’s Name Into English)

Hong Kong
(Jurisdiction of Incorporation or Organization)

39th Floor, PCCW Tower TaiKoo Place 979 King’s Road Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
American Depositary Shares, each representing ten Ordinary Shares, nominal value HK$0.25	New York Stock Exchange, Inc.
Ordinary Shares, nominal value HK$0.25 per share*	New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as at the close of the period covered by the annual report:
5,368,754,074 Ordinary Shares, nominal value HK$0.25 per share

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

i

PART II		120
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	120
ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE
	OF PROCEEDS	120
ITEM 15.	CONTROLS AND PROCEDURES	120
ITEM 16.	RESERVED	121
A.	Audit Committee Financial Expert	121
B.	Code of Ethics	121
C.	Principal Accountant Fees and Services	122
PART III		123
ITEM 17.	FINANCIAL STATEMENTS	123
ITEM 18.	FINANCIAL STATEMENTS	123
ITEM 19.	EXHIBITS	123

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     In this annual report, references to “PCCW”, “we”, “us”, “our” and similar terms refer to PCCW Limited and, unless the context otherwise requires, to its subsidiaries and associated companies. References to “HKT” refer to PCCW-HKT Limited, an indirect wholly-owned subsidiary of PCCW and, unless the context otherwise requires, to its subsidiaries and associated companies. References to “HKTC” refer to PCCW-HKT Telephone Limited and, unless the context otherwise requires, to its subsidiaries and associated companies. HKTC is an indirect wholly-owned subsidiary of PCCW.

     Our consolidated financial statements included in this annual report are prepared in accordance with generally accepted accounting principles in Hong Kong, or HK GAAP, which is our primary reporting framework. HK GAAP differs in certain material respects from generally accepted accounting principles in the United States, or US GAAP. See “Item 5. Operating and Financial Review and Prospects” below and note 43 to our consolidated financial statements.

     We publish our consolidated financial statements in Hong Kong dollars. In this annual report, unless otherwise specified or the context otherwise requires, references to “HK$” are to Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the People’s Republic of China, or Hong Kong, and references to “US dollars” and “US$” are to the lawful currency of the United States. This annual report contains translations of certain Hong Kong dollar amounts into US dollars at specified rates solely for the convenience of the reader. This does not mean that the currency conversions have been or could be converted at those rates. Unless otherwise indicated, the translation of Hong Kong dollars into US dollars has been made at the rate of HK$7.80 to US$1.00.

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

  increased competition in the Hong Kong telecommunications markets and the regulatory constraints that apply to us that hinder our ability to compete on a level playing field;

  the continuing effects of the currently contemplated regulatory initiatives relating to broadband access services;

  our ability to execute our business strategy, including our ability to enter into business combinations, strategic investments and acquisitions;

  our ability to implement our business plan as a consequence of our substantial debt;

  the risks associated with Reach, our primary international connectivity services provider;

  the risks related to the funding requirement of our development of the Cyberport project, as affected by factors such as the demand for, and pricing of, the residential units for pre-sale and sale and the overall costs and expenditures relating to the project and other obligations under the project agreement with the Hong Kong Government; and

  the other risk factors set out in the “Risk Factors” section of this annual report.

Reliance should not be placed on these forward-looking statements, which reflect the views of our Directors and management as at the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The selected financial data set forth below at the dates and for the years indicated is derived from our audited consolidated financial statements. Our audited consolidated financial statements as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 are included elsewhere in this annual report. The selected financial data set forth below is qualified in its entirety by reference to, and should be read in conjunction with, our consolidated financial statements and the notes thereto included elsewhere in this report and “Item 5. Operating and Financial Review and Prospects”.

Income Statement Data in Accordance with HK GAAP

	Year ended December 31,

	2003	2002	2001	2000	1999

	(HK$ million except per share and per ADS amounts)

Turnover	22,550	20,112	21,959	7,291	152
Operating profit/(loss) before net gains/(losses) on investments, provisions for impairment losses and restructuring costs	4,339	5,212	4,774	520	(293)
Gains/(Losses) on investments, net	407	13	767	(4,887)	574
Provisions for impairment losses	(2,452)	(534)	(91)	(122,702)	—
Restructuring costs	(38)	(311)	—	—	—
Profit/(Loss) from operations	2,256	4,380	5,450	(127,069)	281
Finance (costs)/income, net	(2,117)	(1,997)	(3,056)	(2,356)	56
Gain on disposal of discontinued operations	—	—	—	—	21
Share of results of jointly controlled companies	(891)	550	523	(100)	—
Share of results of associates	65	281	158	(63)	(5)
Share of results of unconsolidated subsidiaries	—	—	152	790	—
Impairment losses on interests in jointly controlled companies and associates	(4,464)	(8,263)	—	—	—
Losses on disposal of interests in Joint Venture
(Bermuda) No. 2 Limited and MobileOne Ltd,
(“MobileOne”) net	—	(1,433)	—	—	—
(Loss)/Profit before taxation	(5,151)	(6,482)	3,227	(128,798)	353
Taxation	(1,165)	(1,406)	(1,982)	(554)	(7)
(Loss)/Profit after taxation	(6,316)	(7,888)	1,245	(129,352)	346
Minority interests	216	126	98	23	1
(Loss)/Profit for the year attributable to shareholders	(6,100)	(7,762)	1,343	(129,329)	347

(Loss)/Earnings per share:
— basic	(122.81) cents	(168.53) cents	30.01 cents	(4,450.97) cents	49.95 cents
— diluted	(122.81) cents	(168.53) cents	29.11 cents	(4,450.97) cents	35.25 cents

(Loss)/Earnings per American Depositary Share
(“ADS”):
— basic	(1,228.1) cents	(1,685.3) cents	300.1 cents	(44,509.7) cents	499.5 cents
— diluted	(1,228.1) cents	(1,685.3) cents	291.1 cents	(44,509.7) cents	352.5 cents

Weighted average number of outstanding shares[1]	4,967 million	4,606 million	4,475 million	2,906 million	694 million
Weighted average number of outstanding shares on a fully diluted basis[1]	4,967 million	4,606 million	4,613 million	2,906 million	1,017 million

Note:

1.	Shares issued and fully paid have been retrospectively adjusted for all periods in connection with a 1-for-5 share consolidation during 1999 and a 1-for-5 share consolidation during 2003.

Income Statement Data in accordance with US GAAP
Year ended December 31,

	2003	2002	2001

(HK$ million except per share and per ADS amounts)
Loss for the year before cumulative effect of a change in accounting
principle	(7,559)	(8,468)	(18,976)
Cumulative effect of change in accounting principle, net of tax	—	(43,589)	—
Net loss	(7,559)	(52,057)	(18,976)

Loss per share:
— basic:
Loss for the year before cumulative effect of a change in
accounting principle	(152.18) cents	(182.22) cents	(411.88) cents
Cumulative effect of change in accounting principle, net of tax	—	(937.97) cents	—
Net loss	(152.18) cents	(1,120.19) cents	(411.88) cents
— diluted:
Loss for the year before cumulative effect of a change in
accounting principle	(152.18) cents	(182.22) cents	(411.88) cents
Cumulative effect of change in accounting principle, net of tax	—	(937.97) cents	—
Net loss	(152.18) cents	(1,120.19) cents	(411.88) cents

Loss per ADS:
— basic:
Loss for the year before cumulative effect of a change in
accounting principle	(1,521.79) cents	(1,822.19) cents	(4,118.77) cents
Cumulative effect of change in accounting principle, net of tax	—	(9,379.73) cents	—
Net loss	(1,521.79) cents	(11,201.92) cents	(4,118.77) cents
— diluted:
Loss for the year before cumulative effect of a change in
accounting principle	(1,521.79) cents	(1,822.19) cents	(4,118.77) cents
Cumulative effect of change in accounting principle, net of tax	—	(9,379.73) cents	—
Net loss	(1,521.79) cents	(11,201.92) cents	(4,118.77) cents

Weighted average number of outstanding shares[1]	4,967 million	4,647 million	4,607 million
Weighted average number of outstanding shares on a fully diluted
basis[1]	4,967 million	4,647 million	4,607 million

Note:

1.	Shares issued and fully paid have been retrospectively adjusted for all periods in connection with a 1-for-5 share consolidation during 2003.

Balance Sheet Data in accordance with HK GAAP

	As at December 31

	2003	2002	2001	2000	1999

	(HK$ million except share amounts)

Total assets	44,647	49,763	51,841	68,302	13,911
Net (liabilities)/assets	(7,536)	(5,508)	(10,497)	(17,349)	11,244
Share capital	1,343	1,164	1,135	1,094	453
(Deficit)/reserves	(9,182)	(7,080)	(12,176)	(19,166)	10,786

	As at December 31

	2003	2002	2001	2000	1999

	(HK$ million except share amounts)

Minority interests	303	408	544	723	5

Shares issued and fully paid[1]	5,369 million	4,654 million	4,539 million	4,376 million	1,813 million

Note:

1.	Shares issued and fully paid have been retrospectively adjusted for all periods in connection with a 1-for-5 share consolidation during 1999 and a 1-for-5 share consolidation during 2003.

Balance Sheet Data in accordance with US GAAP

	As at December 31

	2003	2002

	(HK$ million except share amounts)

Shareholders’ equity	71,696	75,903

Shares issued and fully paid[1]	5,369 million	4,654 million

Note:

1.	Shares issued and fully paid have been retrospectively adjusted for all periods in connection with a 1-for-5 share consolidation during 2003.

      Exchange Rate Information

     The Basic Law of Hong Kong provides that no foreign exchange control policies will be applied in Hong Kong and that the Hong Kong dollar will be freely convertible. During the Asian regional economic crisis in 1998, however, the Hong Kong Government intervened on several occasions in the foreign exchange market by purchasing Hong Kong dollars and selling US dollars to support the value of the Hong Kong dollar.

     Since October 17, 1983, the Hong Kong dollar has been linked to the US dollar at the rate of HK$7.80 to US$1.00. The central element in the arrangements that give effect to this link is an agreement between the Hong Kong Government and the three Hong Kong banks that are authorized to issue Hong Kong currency in the form of banknotes. The market exchange rate of the Hong Kong dollar against the US dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, as a result of the fixed rate that applies to the issue of Hong Kong currency in the form of banknotes, the market exchange rate has not deviated significantly from the level of HK$7.80 to US$1.00. The exchange rates set forth below between the Hong Kong dollar and the US dollar (in HK$ per US$) are based on the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York. On June 18, 2004, the exchange rate was HK$7.7997 per US$1.00.

      The following table sets out the high and low exchange rates in effect for each of the months indicated:

	Exchange Rates

	High	Low

	(HK$ per US$)

December 2003	7.7670	7.7628
January 2004	7.7775	7.7632
February 2004	7.7845	7.7686
March 2004	7.7980	7.7842
April 2004	7.8000	7.7870
May 2004	7.8010	7.7895

       The following table sets forth the average exchange rates calculated by using the average of the exchange rates on the last day of each month for each of the years indicated:

Year Ended December 31,	Average Exchange Rate

(HK$ per US$1.00)
1999	7.7476
2000	7.7686
2001	7.7996
2002	7.7996
2003	7.7864

B. Capitalization and Indebtedness

      Not Applicable.

C. Reasons for the Offer and Use of Proceeds

      Not Applicable.

D. Risk Factors

      Any potential investor should carefully consider the following risk factors, together with all of the other information contained in this annual report, before making an investment decision. These risk factors could cause our future results to differ materially from those expressed or implied in any forward-looking statements. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also harm our business. The trading price of our ordinary shares could decline due to any, some or all of these risks or other factors, and investors may lose all or part of their investment.

Increased competition has adversely affected our business and we remain subject to negative effects from regulatory constraints

     The Hong Kong Government’s policies relating to the liberalization of the telecommunications industry in Hong Kong have resulted in increasing competition for us in the markets for local and international telecommunications services.

     In 1995, HKTC’s monopoly on fixed-line telecommunications services expired, paving the way for granting new fixed telecommunications network services, or FTNS, licenses to us and three other fixed-line local carriers: Hutchison Global Communications Limited, New World Telecommunications Limited and Wharf T&T Limited. The FTNS licenses are valid until 2010 and renewable for an additional period of up to 15 years at the discretion of the Telecommunications Authority, or TA. The Hong Kong Government also granted six additional licenses in 2000 for the operation of FTNS over hybrid coaxial networks or local fixed networks based on wireless technologies. Six cellular companies, four of which hold 3G licenses, also operate in the market.

     On January 11, 2002, the TA issued a statement to announce the full liberalization of the local and external FTNS market which took effect on January 1, 2003. See “Item 4.B. Business Overview — Regulation”. The introduction of full liberalization, alternative service providers and alternative technologies for the provision of fixed-line services has increased and will continue to increase competition for us. This announcement does not explicitly require capacity or infrastructure investment from applicants for the grant of new licenses. However, it is stated that no new FTNS licenses will be granted to those applicants who primarily rely on interconnection with and access to the infrastructure of other FTNS licensees to roll out their network or provision of their services. Since full market liberalization, in addition to the four local FTNS licenses granted in 1995, five new local wireline-based FTNS licenses were granted as at May 31, 2004. As a result, our results of operations, cash flows and financial position could be adversely affected.

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

     We are currently required by our FTNS license to publish all tariffs and, where required, obtain approval from the Office of the Telecommunications Authority in Hong Kong (together with the TA, “OFTA”) before revising tariffs. We are also affected by our classification as a dominant carrier in the provision of certain telecommunications services. We cannot offer any discount from our published tariffs (other than a discount calculated in accordance with a formula or methodology approved by OFTA and published with the tariffs) if we are in a dominant position with respect to the market which includes that service. In addition, we must abide by the provisions of the Telecommunications Ordinance and the terms of our FTNS license prohibiting an abuse of dominant position. There is uncertainty about how these dominant provider regulations may be applied in the future. New rules and regulatory procedures may reduce our already limited flexibility to adopt competitive tariff policies and may limit further our ability to compete on a level-playing field with other entrants. There is also a mandated local loop unbundling requirement for narrowband (e.g., voice telephony) and broadband (e.g., internet access) which has facilitated market share acquisition by the other entrants.

     As a further step to monitor and regulate the telecommunications market, the Hong Kong Government enacted the Telecommunications (Amendment) Ordinance 2003, or the 2003 Ordinance, in July 2003, which deals specifically with merger and acquisition activities in Hong Kong’s telecommunications sector. The 2003 Ordinance gives the TA the power to review mergers and acquisitions concerning carrier licensees and to take appropriate actions when it determines that the transaction would substantially lessen market competition without any outweighing public benefits. The TA also has the right to impose additional conditions on the carrier licensee including unwinding the merger or acquisition. This may have an adverse effect on our ability to grow our business through mergers and acquisitions. A de novo appeal to the Competition Board of the TA’s decision is also part of the 2003 Ordinance. This part of the 2003 Ordinance will become effective on July 9, 2004.

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

Currently contemplated regulatory initiatives relating to broadband access services could adversely affect us

     In November 2000, the TA issued a statement on the regulatory framework for broadband interconnection, including the principles underlying the determination of broadband unbundled local loop arrangements and interconnection charges. Following the approval of OFTA, on October 19, 2001, we published a new wholesale tariff which sets out the terms and conditions upon which other FTNS operators in Hong Kong will be entitled to obtain via lease our copper local loops on an unbundled basis to provide broadband services. At the end of 2001, further to the request of two other operators, OFTA initiated two determination proceedings to determine the terms, conditions and rates for broadband Type II unbundling. These determination proceedings may mandate pricing and terms and conditions which, if less favorable to us than those provided in the published tariff, may adversely affect our business, financial condition or results of operations.

     On May 15, 2002, the TA issued a direction under section 36B of the Telecommunications Ordinance to Wharf T&T Limited and us directing us to promptly implement broadband Type II unbundling, which entails the unbundling of our local loops, upon receipt of a request from Wharf T&T Limited. This direction is currently being satisfied using the OFTA-approved tariff noted above, as amended in August 2002. This direction and any similar future direction of the TA may adversely affect our business, results of operations or financial condition. We can give no assurance that the TA will not issue a similar direction relating to New World Telecommunications Limited.

     On February 24, 2003, OFTA’s Interconnection Determination Committee released its preliminary analyses in the determination proceedings. We have filed several appeals with the Telecommunications (Competition Provisions) Appeal Board, or Competition Board, in relation to the preliminary analyses and the decisions by the TA not to stop the determination proceedings and not to withdraw the preliminary analyses. All these Competition Board appeals have been adjourned while we pursue the judicial review we have commenced. Leave to judicially review the decision of the TA not to stop the determination proceedings has been granted and on May 23, 2003 an interim stay of the determinations proceedings was granted pending the hearing of the judicial review. The decision of the judicial review on the question of whether the TA may direct Type II interconnection is expected in mid-2004. The unbundling of HKTC’s broadband network could subject HKTC to additional competition and reduced margins on its narrowband and broadband services.

     The Secretary for Commerce, Industry and Technology of the Hong Kong Government has initiated a public consultation for the purpose of a review of policy on broadband and narrowband Type II interconnection (i.e., unbundling of local loops) due to the changing market landscape, the advent of new or improved technologies and the fact that seven years have passed since narrowband unbundling was implemented. The first consultation paper was published on May 23, 2003 and the second consultation paper was published on December 16, 2003. The Hong Kong Government anticipates this consultation will be completed in 2004. The result of this policy review could adversely affect our business, financial condition or results of operations. Furthermore, the end of the agreed interim stay and resumption of the two broadband determination proceedings as well as the Hong Kong Government’s decision on the policy review may adversely affect our business, financial condition or results of operations.

     In March 2002, OFTA completed a review of its interconnection charging principles initially established in 1995. In the Interconnection and Related Competition Issues Statement No. 7 (Second Version) published on March 18, 2002, OFTA indicated that in future determinations for narrowband and broadband interconnection it would use a long run average incremental cost approach and apply a current cost standard subject to the use of historical cost on certain items (land, building, copper infrastructure pre-1995) to the costing of network assets. These charging principles are also included in the public consultation on unbundling noted above. This may result in interconnection charge levels less than those currently in existence and may adversely affect our business, results of operations or financial condition.

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

  the difficulty of maintaining uniform standards, controls, procedures and policies;

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

     On May 18, 2004, we announced that we were involved in confidential discussions with China Network Communications Group Corporation, or CNC, one of the largest fixed-line telecommunications operators in the PRC, relating to strategic and business cooperation opportunities. These opportunities include joint ventures relating to certain of our assets where CNC may acquire an equity interest in HKTC. The discussions are continuing but no letter of intent or definitive agreement has been signed yet and there can be no assurance that any letter of intent or agreement will be signed.

Our substantial debt could impair our ability to implement our business plan

     We have incurred significant indebtedness. In addition, we may incur indebtedness in the future, subject to limitations imposed by our lenders. At December 31, 2003, we had approximately HK$34,666 million in short-term borrowings and long-term liabilities.

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

  require us to dedicate a substantial portion of our cash flow from operations to payment of our existing debt, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, research, development and other general corporate requirements; and

  place us at a competitive disadvantage compared to our competitors that have less debt.

We will be susceptible to risks associated with Reach, our primary international connectivity services provider

     Reach Ltd., or Reach, was formed in February 2001 as a 50:50 venture between Telstra Corporation Limited of Australia, or Telstra, and us and merged the respective international infrastructure assets of both shareholders. Reach provides wholesale voice, data and Internet connectivity services in the Asia-Pacific region. We have historically been a substantial acquirer of cross-border connectivity services supplied by Reach and expect to continue to require these services to support our domestic business in Hong Kong.

     Reach is operating in extremely difficult and volatile trading conditions. It faces significant competition from local, regional and global operators in markets in which it operates, or intends to operate, in Asia. Reach’s competitors are currently competing with Reach to operate fiber optic and satellite networks across the Pacific

Ocean and accessing a number of Asian countries, including Hong Kong and Australia, which are two of the key Asian telecommunications markets in which Reach operates. This competition has led to an oversupply of international bandwidth capacity on many routes resulting in a steep fall in prices on these routes.

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

     In addition, in January 2003, OFTA implemented the full liberalization of the local and external fixed telecommunications network services market. The possible increase in local competition in Hong Kong as a result of such liberalization may cause us to lose market share and therefore reduce the volume of traffic Reach carries from us. There is also a risk that Reach may not receive increased traffic volume from our competitors.

     If Reach is unable to compete effectively against its competitors or if market conditions and pricing continue to be adverse or deteriorate, this could lead to lower turnover, under-utilization of Reach’s network, reduced operating margins and loss of market share. Additionally, Reach may be unable to obtain adequate funding or to fund expenditures which it may require (including capital expenditures, marketing, research and development and other operating expenditure) out of its own revenue, in which event we may have to provide additional funding, in the form of equity or debt or both (including increased purchases of or prepayments for connectivity services) to Reach because we rely on Reach to provide us with cross-border connectivity services. The amount of additional funding required may be significant. Further, under current circumstances, it would be unlikely that there would be any cash flow in the form of dividends or other distributions to us.

     An impairment loss of HK$8,263 million was recognized for the goodwill attributable to our investment in Reach and this amount was included in our consolidated loss attributable to our shareholders for the year ended December 31, 2002. In 2003, we performed a further impairment assessment of our interests in Reach and made a full provision for impairment of our entire interest in Reach as at December 31, 2003 to reflect Reach’s current negative net assets financial position as at December 31, 2003 and a loss of HK$4,159 million was recognized in 2003. Accordingly, our total interest in Reach, including the amounts paid by us under the capacity prepayment agreement, has been written down to zero as at December 31, 2003.

     Reach’s consolidated financial statements as of and for the year ended December 31, 2003 and related independent auditors’ report are included elsewhere in this annual report. The auditors’ report states that as a result of its negative working capital at December 31, 2003 and various other factors, there was substantial doubt about Reach’s ability to continue as a going concern.

     On June 17, 2004, we and Telstra agreed to purchase the entire outstanding portion of US$1,200 million of the debt under Reach’s amended US$1,500 million syndicated term loan facility, or Reach Term Facility, for approximately US$311 million (approximately HK$2,425 million). We purchased 50% of this debt for approximately US$155.45 million (approximately HK$1,213 million) on June 18, 2004. Also, on June 17, 2004, we and Telstra agreed to provide Reach with a US$50 million (approximately HK$390 million) revolving working capital loan facility, or the Reach Working Capital Facility, with each of us contributing up to US$25 million (approximately HK$195 million) to this facility. Due to Reach’s current financial condition, we may not receive interest on the debt that we purchased at the agreed rates, we may not be able to recover a portion or all of the approximately US$155.45 million of the debt that we purchased and the US$25 million that we will contribute under the Reach Working Capital Facility, we may be required to convert our portion of the debt that we purchased and our contribution to the Reach Working Capital Facility to equity, or we may need to restructure the purchased debt and the Reach Working Capital Facility, and this may adversely affect our financial condition and results of operations. For further details on the purchase of debt and the facility, see “Item 5. Operating and Financial Review and Prospects — Overview — Development of Reach”.

     On October 13, 2000, HKTC, our wholly-owned subsidiary, and Reach Networks Hong Kong Limited, or Reach Networks, a wholly-owned subsidiary of Reach, entered into an international services agreement for the provision of international connectivity services between Hong Kong and other countries. The amended terms of the international services agreement currently require HKTC to acquire 90% of our total annual purchases of “Committed Services” (defined as international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from Reach Networks at rates benchmarked at least annually to prevailing market prices until the repayment of the Reach Term Facility. Our long term contractual commitment to Reach could affect us in a number of ways, including by:

  limiting our flexibility and ability to acquire connectivity services from other service providers at potentially lower costs or on better terms; or

  making us dependent on Reach, which is currently operating under extremely difficult market conditions.

     In particular, if Reach were unable for any reason to provide us with the Committed Services as described above, this could significantly disrupt our business.

     As a result of the above factors, our relationship with Reach could have a material adverse effect on our business, results of operations and financial conditions.

Risks related to Infrastructure

     In May 2000, we entered into an agreement with the Hong Kong Government under which we were granted the exclusive right and obligation to design, develop, construct and market the Cyberport project. See “Item 4.B. Business Overview — Infrastructure —Cyberport” for a more detailed discussion of this project.

     On March 5, 2004, we and Dong Fang Gas Holdings Limited, or DFG, entered into a conditional sale and purchase agreement whereby DFG would acquire the property assets and related businesses of our Infrastructure division, comprising Pacific Century Place Beijing, PCCW Tower, other investment properties and property-related companies, including Cyber-Port Limited, or the Cyberport Developer, and its interests in the Cyberport project in exchange for the issuance of shares and convertible notes of DFG to us. The sale and purchase agreement became unconditional on May 10, 2004 and DFG was renamed Pacific Century Premium Developments Limited, or PCPD. As at May 31, 2004, we held approximately 79.99% of the issued share capital of PCPD, the shares of which are listed on The Stock Exchange of Hong Kong Limited, or SEHK. For further details, see “Item 4.B. Business Overview — Infrastructure”.

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

     We have also agreed to indemnify the Hong Kong Government against certain losses, claims and expenses, and other items, including, for example, any losses caused by or arising as a result of our negligence or a breach by us of our obligations under the project agreement. This indemnity remains in effect following the transfer of our interest in the Cyberport Developer to PCPD. The agreement may be terminated by the Hong Kong Government under certain circumstances, including upon default under the agreement.

     As at December 31, 2003, we had invested approximately HK$4,428 million in the Cyberport project. Pre-sales of residential units in phases one and two commenced in early 2003 and, despite difficult market conditions in Hong Kong, all 1,204 units were sold. In May 2004, pre-sales of residential units in phase three commenced and as at May 31, 2004 approximately 200 units had been sold. The cash flow generated from residential pre-sales are used to cover existing and part of the future development costs of the Cyberport project. We may have to provide additional funding if such proceeds are not sufficient. The amount of additional funding required may be significant and will depend on a variety of factors including, for example, the timing of pre-sales and sales of the residential units, the demand for and pricing of these units and overall costs of, and expenditures relating to, the Cyberport project.

      No assurance can be given as to:

  when pre-sales and sales of the residential units of future phases will begin, the pricing of these units or whether such sales and pre-sales will be successful;

  the overall cost of, or amount we will have to fund with respect to, the Cyberport project and other obligations under the project agreement; or

  the amount of surplus proceeds, if any, which may ultimately be distributed to us from the Cyberport project.

     As a result, the above factors may have significant implications for our projections of internal cash flow for the Cyberport project. Were the amount of surplus proceeds from the project to fall below our expectations, or be received by us later than forecast, we may be required to provide significant additional direct funding to the project. As a result, our financial position and cash flows may be materially and adversely affected and our ability to expand our other businesses may be restricted.

     We own certain investment properties for investment potential and the investment properties are stated in our balance sheet at their open market value. Changes in the value of investment properties are dealt with as movements in the property revaluation reserve. If the total of this reserve is insufficient to cover a reduction in the open market value on a portfolio basis, the excess is charged to the income statement. The value of our investment properties may change in line with the prevailing market conditions in the countries where the properties are located. The carrying values of investment properties and property revaluation reserve at December 31, 2003 were approximately HK$5,880 million and HK$305 million, respectively. As such, any reduction in the open market value of the investment properties on a portfolio basis, if and to the extent that it exceeds the amount held in the property revaluation reserve, would be directly charged to the income statement and would adversely affect our financial results.

We will be susceptible to risks associated with expanding our operations outside Hong Kong, which could harm our operating results

     We plan to offer the network, operations and management experience and expertise that we have acquired in Hong Kong to clients and business partners in markets outside of Hong Kong, particularly in the People’s Republic of China, or PRC, and the United Kingdom, or U.K. We expect to commit substantial time and development resources to customizing and developing our products and services for markets outside of Hong Kong, such as the PRC, and to developing relevant sales and support channels. Our ability to expand into these markets may be constrained by the pace of deregulation in individual markets, including the timing of removal of restrictions on foreign participation. In addition, operations outside of Hong Kong will be subject to certain risks, including:

  lack of familiarity with the overseas market, such as customer preferences and competitors’ practices;

  multiple and conflicting regulations relating to communications, use of data and control of Internet access;

  changes in regulatory requirements, tariffs and import and export restrictions, particularly in the PRC;

  increased costs associated with complying with the laws of numerous jurisdictions;

  fluctuations in currency exchange rates;

  lack of clarity in the interpretation of laws and regulations, particularly in the PRC;

  insufficient protection of intellectual property rights, particularly in the PRC;

  changes in political and economic stability; and

  potentially adverse tax consequences.

     Any of these factors could have a material and adverse effect on our business, results of operations and financial condition.

We are exposed to interest rate risk

     A significant portion of our outstanding debt and guarantee obligations bear interest at a floating rate. As a result, any significant increase in interest rates would increase our payment obligations and could adversely affect our financial condition and results of operations.

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

Any asset impairment could adversely affect our financial results

     We own fixed assets, investments in associates and jointly controlled companies, intangible assets and goodwill and are required to review these assets for impairment at the end of each financial year with reference to their recoverable amounts. The recoverable amount of an asset is the greater of its net selling price and its value-in-use. If the carrying value of an asset is higher than its recoverable amount, asset impairment will be charged to the income statement. The recoverable amount is dependent on the prevailing market conditions, nature of the asset, its resale value, its estimated future cash flows and the discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. The carrying value (net of any impairment previously recognized) of fixed assets (excluding investment properties which are subject to changes in open market values which is discussed in the risk factor relating to Infrastructure above), investments in associates and jointly controlled companies, intangible assets and goodwill at December 31, 2003 were HK$15,660 million, HK$521 million, HK$1,350 million and HK$38,287 million, respectively. As such, any reduction in the recoverable amount of an asset below its carrying value could be charged to the income statement and could adversely affect our financial results.

Our business activities in the broadband multimedia and integrated solutions services markets may not be successful

      We offer broadband multimedia and integrated solutions services in Hong Kong and overseas markets. We face many competitors in this area which involves the delivery of content and services, including services such as wireless broadband Internet access, pay television, consulting, systems development, systems integration, data hosting, web applications and design, outsourcing and managed services and applications service provision. A number of our competitors have greater resources and better international brand identity than we do. Many of our competitors have potential advantages over us in the provision of integrated solutions services, including:

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

Our ability to introduce new technologies and to adapt existing technologies may be limited

     Our operations depend on the successful deployment of continuously evolving technologies, particularly in view of our expansion plans in the broadband market.

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

     We may find it difficult to generate sufficient internal funds to finance the full extent of these businesses’ financial requirements. If our operating cash flow does not grow as expected, it is likely that we will need to raise additional financing. Moreover, we may need to raise additional funds through private or public equity or debt financings to fully implement our intended investment plans within our proposed time frame and to fund operating losses in some of our business lines.

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

We may not be able to realize an adequate return on some of our investments

     We have invested in early-stage companies in highly volatile industries, with limited operating histories and limited or no revenues. The value of our investments in these businesses may change due to the fluctuating and possible further diminution in value of these holdings. For example, in the year ended December 31, 2003, we took a provision of HK$258 million for a decline in the value of certain investments. In addition, we will not be able to control or influence the management of the businesses in which we hold minority interests. We may need to invest additional capital in certain of these businesses to permit these businesses to implement their strategies. These businesses ultimately may not be successful. As a result, we may suffer losses because of such investments.

Loss of key management and other qualified personnel could weaken our business

     A small group of key executive officers manages our group and the loss of services of one or more of these key individuals could affect our ability to make successful strategic decisions. Members of our senior management, including our Executive Directors, have entered into service contracts with us. The contracts with our key executive officers are terminable with notice periods ranging from three to twelve months. We cannot guarantee that these contracts will allow us to retain key employees. Additionally, we do not presently maintain any key person insurance.

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

A recurrence of severe acute respiratory syndrome, or SARS, or other similar outbreaks, in the PRC, Hong Kong or certain other Asian countries may adversely affect our business, results of operations and financial condition

     In the first half of 2003, the PRC, Hong Kong, Taiwan, Singapore and certain other Asian countries encountered an outbreak of SARS, a highly contagious form of atypical pneumonia. In April 2004, there were several confirmed cases of SARS in Beijing. The recurrence of the SARS outbreak, or other similar outbreaks, in the PRC, Hong Kong or certain other Asian countries may adversely affect our ability to conduct business development, in particular, in the PRC and Taiwan. The economic impact of the SARS outbreak may have an adverse effect on our customers and the demand for our products and services due to a general slowdown of the economy and their prolonged effects may have a material adverse impact on our business, results of operations and financial condition.

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

     Almost all of our operating assets are located in Hong Kong and a majority of our turnover is derived from operations conducted in Hong Kong. As a result, our financial condition and results of operations may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy and the economies of the surrounding region, particularly the PRC.

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

We may be unable to pay dividends for the foreseeable future

     On April 22, 2004, we announced our intention to effect a capital reduction by eliminating the entire sum standing to the credit of the share premium account of PCCW Limited. The capital reduction remains conditional on the confirmation of the High Court of Hong Kong. The capital reduction is designed to permit PCCW to pay dividends, as and when our Board of Directors consider it appropriate in the future. For further information, see “Item 4. Information On Our Company — History and Development”.

     Even if the capital reduction becomes effective, there can be no assurance that dividends will be declared or paid in the future. We may be unable to, or our Board of Directors may decide not to, pay dividends on our ordinary shares. The declaration or payment of dividends will depend on various factors, including:

  attaining positive retained earnings;

  our future operations, capital requirements and surplus;

  general economic, political and financial conditions;

  contractual restrictions;

  investment and acquisition policy; and

  other factors our Board of Directors may deem relevant.

     We have, and may incur in the future, indebtedness that may prohibit or effectively restrict the payment of dividends.

Exercise of influence over us by our Chairman may conflict with the interests of other holders of our shares and ADSs

     Li Tzar Kai, Richard is our Chairman and is also chairman and chief executive of the Pacific Century Group and chairman of Pacific Century Regional Developments Limited. As at May 31, 2004, Pacific Century Regional Developments Limited, Pacific Century Group Holdings Limited and Pacific Century Diversified Limited, each part of the Pacific Century Group, collectively held approximately 28.95% of our issued share capital. See “Item 7.A. Major Shareholders”. We have been informed that Li Tzar Kai, Richard does not beneficially own these shares (other than the shares held by Pacific Century Diversified Limited). However, as a result of the facts described above, Li Tzar Kai, Richard may be considered to have significant influence over us. Major business decisions, such as our expansion and investment decisions and changes to our legal and capital structure, require the approval of our Board of Directors. Li Tzar Kai, Richard may be considered to be able to influence these decisions and other matters relating to us. The interests of Li Tzar Kai, Richard may conflict with the interests of other holders of our shares and American Depositary Shares, or ADSs.

Further, any such influence of Li Tzar Kai, Richard, if exercised, may:

  delay or prevent a change in control of PCCW;

  impede a merger, consolidation, takeover or other business combination involving PCCW; or

  discourage a potential acquirer from making an offer or otherwise attempting to obtain control of PCCW.

     Although we believe that our relationships with Li Tzar Kai, Richard and the Pacific Century Group provide us with significant business advantages, these relationships result in various related party, or “connected” transactions. See “Item 7. Major Shareholders and Related Party Transactions” for more details.

A shareholder may only bring a derivative action against us in certain circumstances allowed under Hong Kong law

     We are a limited company organized under the laws of Hong Kong. The rights of holders of our ordinary shares (including ordinary shares underlying our ADSs) are governed by Hong Kong law and by our Memorandum and Articles of Association. These rights may differ from and, in certain circumstances, be more limited than, the rights of shareholders in corporations incorporated in other countries.

You may not be able to participate in rights offerings and may experience dilution of your holdings

     We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities underlying these rights are either exempt from registration under the Securities Act of 1933 with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

     If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

ITEM 4. INFORMATION ON OUR COMPANY

A. History and Development

     In April 1979, we were incorporated as a Hong Kong company with limited liability under the name Ring Holdings Limited and subsequently changed our name to Tricom Holdings Limited. Our ordinary shares were first listed on SEHK in 1994. Our registered office is located at 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong. Our telephone number is (852) 2888 2888.

     Until mid-1999, we were primarily engaged in the marketing, sale and provision of technical support for telecommunications and data communications products. In August 1999, pursuant to a group restructuring, the Pacific Century Group acquired a substantial interest in us. At the time of the acquisition, the Pacific Century Group was a group of companies controlled by Li Tzar Kai, Richard or companies over which Li Tzar Kai, Richard had a significant influence. In connection with the restructuring, we transferred all of our then current businesses, other than our customer premises equipment, or CPE, business, to our former principal shareholder. We changed our name to Pacific Century CyberWorks Limited and acquired a 60% equity interest in Pacific Convergence Corporation, Ltd., or PCC, from the Pacific Century Group. PCC and its subsidiaries conduct certain of our business-to-consumer businesses. We also acquired PCCW Properties Limited, a holding company that develops and invests in commercial and residential real estate projects in Hong Kong and the PRC.

     In August, 2000, we acquired HKT, previously known as Hong Kong Telecommunications Limited and subsequently known as Cable & Wireless HKT Limited, Hong Kong’s leading provider of telecommunications services. At the time of HKT’s acquisition, HKT’s communications-based businesses consisted of local and international voice and data communications services, mobile services and Internet and e-commerce services. HKT’s ordinary shares were listed on SEHK and in the form of ADSs on the New York Stock Exchange. HKT is now an indirect wholly-owned subsidiary of PCCW. PCCW’s major operating subsidiary is HKTC, which was acquired as part of the acquisition of HKT.

     HKTC was incorporated as a private limited company in Hong Kong in 1925 to acquire part of the business of China and Japan Telephone and Electric Company Limited, which had operated Hong Kong’s first public telephone services since 1882. In the same year, HKTC was awarded the sole right to provide Hong Kong’s local telephone services for 50 years. This right was subsequently extended to 1995. Following the expiration of HKTC’s monopoly on fixed-line telephone services in Hong Kong in 1995, OFTA issued a non-exclusive FTNS license to HKTC and three other companies to provide fixed telecommunications network services on a competitive basis. The FTNS licenses are valid until 2010 and are renewable for a period of 15 years at the discretion of OFTA. Additional FTNS licenses were granted in 2000. See “4.B. Business Overview—Regulation”.

     In February 2001, we formed a strategic alliance with Telstra, which provided for, among other things, the formation of Reach and the purchase by Telstra of a 60% interest in Joint Venture (Bermuda) No. 2 Limited (Regional Wireless Company, or RWC). Reach is a 50:50 joint venture between Telstra and us and is a leading wholesale provider of voice, data and Internet connectivity services in the Asia-Pacific region. RWC owns the Hong Kong wireless communications business contributed by us. After Telstra’s purchase, we owned the remaining 40% of RWC until we sold it to Telstra on June 28, 2002. See “Item 4.B. Business Overview — Alliances — Telstra Alliance”.

     On August 9, 2002, we changed our name from Pacific Century CyberWorks Limited to PCCW Limited in order to align the legal name of PCCW with its logo and brand. Our Chinese name remains unchanged.

     On March 5, 2004, we and DFG entered into a conditional sale and purchase agreement whereby DFG would acquire the property assets and related businesses of our Infrastructure division, comprising Pacific Century Place Beijing, PCCW Tower, other investment properties and property-related companies, including the Cyberport Developer and its interests in the Cyberport project in exchange for the issuance of shares and convertible notes of DFG to us. Following approval of the transaction by the shareholders of each of PCCW and DFG, the sale and purchase agreement became unconditional on May 10, 2004 and DFG was renamed Pacific Century Premium Developments Limited, or PCPD. The shares of PCPD are listed on SEHK and, as at May 31, 2004, we held approximately 79.99% of the issued share capital of PCPD. See “Item 4.B. Business Overview — Infrastructure”.

     On April 22, 2004, we announced our intention to effect a capital reduction by eliminating the entire sum standing to the credit of the share premium account of PCCW Limited. The proposal was approved by shareholders at an extraordinary general meeting of PCCW held on May 19, 2004 but it remains conditional on the confirmation of the High Court of Hong Kong. If confirmed by the High Court, the capital reduction is expected to give rise to a credit of approximately HK$173,460 million, based on the share premium account of PCCW Limited, on an unconsolidated basis as at December 31, 2003. Such credit will be applied in writing off the accumulated losses of PCCW Limited of approximately HK$151,966 million with the remaining balance of approximately HK$21,494 million to be transferred to a special capital reserve to be created, the application of which will be subject to such conditions as are imposed by the High Court. The capital reduction is designed to permit PCCW to pay dividends, as and when our Board of Directors consider it appropriate in the future. However, there can be no assurance that dividends will be declared or paid in the future, even if the capital reduction becomes effective.

     On May 18, 2004, we announced that we were involved in confidential discussions with CNC, one of the largest fixed-line telecommunications operators in the PRC, relating to strategic and business cooperation opportunities. These opportunities include joint ventures relating to certain of our assets where CNC may acquire an equity interest in HKTC. The discussions are continuing but no letter of intent or definitive agreement has been signed yet and there can be no assurance that any letter of intent or agreement will be signed.

B. Business Overview

     We are the largest telecommunications service provider in Hong Kong and one of Asia’s leading integrated communications companies, with turnover for the year ended December 31, 2003 of HK$22,550 million.

      Our business comprises the following principal segments:

  Telecommunications Services, or TSS — We are Hong Kong’s leading provider of fixed-line telecommunications services, which include Internet access, pay television and multimedia content.

  Business eSolutions — We offer systems integration, applications development, network integration and application-management services, information technology, or IT, solutions, business broadband Internet access, hosting and facilities management services and Internet data centers within Hong Kong, the PRC and Taiwan.

  Infrastructure covers our property portfolio in Hong Kong, such as the Cyberport development, and the PRC. On May 10, 2004, certain property assets were transferred to PCPD, the shares of which are listed on SEHK. As at May 31, 2004, we held approximately 79.99% of the issued share capital of PCPD.

  Others includes our overseas and other investments.

     In addition, through a strategic alliance with Telstra, we own a 50% interest in Reach, which provides wholesale international communications infrastructure services primarily within the Asia-Pacific region. We sold our 40% equity interest in RWC to Telstra on June 28, 2002. See “Item 4.B. Business Overview — Alliances — Telstra Alliance”.

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

     The table below sets forth our turnover by business segment for the years ended December 31, 2001, 2002 and 2003. Comparative figures for 2001 have been restated to conform to the restructured classification of our segments in 2002.

	Year ended December 31

	2003	2002	2001

	(HK$ million)

TSS	16,572	18,007	19,827
Business eSolutions	2,326	2,234	1,936
Infrastructure	4,600	685	1,368
Others	426	793	468
Less:
Eliminations	(1,374)	(1,607)	(1,640)

	22,550	20,112	21,959

     The table below sets forth our turnover by geographic area for the years ended December 31, 2001, 2002 and 2003.

	Year ended December 31

	2003	2002	2001

	(HK$ million)
Hong Kong	21,172	19,063	21,010
The PRC (excluding Hong Kong) and Taiwan	948	701	853
Others	430	348	96

	22,550	20,112	21,959

      Telecommunications services (TSS)

     TSS is the leading provider of fixed-line telecommunications services in Hong Kong. Utilizing optic fiber, HKTC has the most extensive digital network in Hong Kong and broadband coverage passing approximately 95% of Hong Kong homes and accessing all major business areas in Hong Kong.

     TSS is focused on growth through investments in data transmission services, broadband access lines services and value-added services. The unit has also implemented efficiency improvements and improved marketing efforts to reduce costs and enhance customer service, which we consider a key feature that sets TSS apart from its competitors. TSS provides a wide range of services, including:

  Local Telephony Services — TSS is the leading provider of fixed-line services in Hong Kong, with the most extensive digital network in Hong Kong and a broadband capability that covers almost all Hong Kong’s households and commercial buildings.

  Local Data Services — Within Hong Kong, TSS provides a backbone for corporate data networks and provides high speed data services to other service operators, offering broadband-based Internet Protocol-Virtual Private Network, or IP-VPN, frame relay and Asynchronous Transfer Mode, or ATM, services that allow high volume transmissions of integrated data, voice and video traffic for corporate networks.

  International Telecommunications Services — TSS provides outgoing IDD, termination of incoming international calls, retail international private leased circuits, or IPLCs, and international data services.

  Other Services — Consists primarily of sales of network equipment, CPE and connectivity products, technical and maintenance subcontracting services and our contact centers unit.

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

      As at December 31, 2003, HKTC’s core telecommunications network includes:

  2.78 million exchange lines and approximately 703,000 broadband access lines;

  an extensive optical fiber network covering most of Hong Kong, consisting of 647,000 core kilometers of fiber;

  206 advanced fiber telecommunications buildings, with high-bandwidth and resilient fiber optic cabling;

  210 telephone switches; and

  transmission plant and exchange equipment, such as computer hardware and back-up power supplies.

     HKTC is focused on providing a high level of service quality for its voice, data and broadband services, benchmarking its performance against the leading global operators. This is reflected in its 99.999% network availability during the year ended December 31, 2003, based on HKTC’s internal quality assurance reports.

     HKTC currently plans to complete the development of a multi-service IP platform by 2005. This platform is aimed at facilitating the delivery of next-generation services that integrate voice, data, Internet, metro IP services and other high-bandwidth applications while providing significant cost advantages and scale efficiencies in service provision.

  Products and Services

      Local Telephony Services

     Local telephony services accounted for approximately 36% of TSS’s turnover for the year ended December 31, 2003 and consisted of retail public-switched fixed-line local telecommunications services, value-added services and wholesale interconnection services provided to other telecommunications carriers and service providers.

     According to OFTA, the telephone density in Hong Kong in January 2004 was 56 lines per 100 people, or approximately 56%, which was among the highest in the world. OFTA reported that there were approximately 3.8 million exchange lines in Hong Kong in January 2004 representing a decline of approximately 1% from the prior year. The decline in the number of direct exchange lines in service we operated during the year was due to a combination of factors including competition from other fixed-line operators, softening of the Hong Kong economy and users substituting exchange lines with broadband access lines and wireless telecommunication services.

     Exchange Line Services. TSS provides retail public-switched fixed-line local telecommunications services to residential and business customers, for which it charges its retail customers a fixed monthly exchange line rental fee. In 1998, various members of the HKT group, including HKTC and Hong Kong Telecom International Limited (now known as Reach Networks), or HKTI, entered into a Framework Agreement with the Hong Kong Government providing for the early termination of HKTI’s exclusive international license as at March 31, 1998, the introduction of competition in international services commencing January 1, 1999 and the introduction of facilities-based competition commencing on January 1, 2000. In return, the HKT group received a package of compensatory measures that included the right for HKTC to increase its local exchange line tariffs in agreed phases. Price caps on HKTC’s local business exchange line tariffs were removed on July 1, 1998 and price caps ceased to apply to HKTC’s local residential exchange line tariffs from January 1, 2002. However, HKTC remains subject to regulation with respect to its dominant position in fixed exchange lines and certain other services. See “— Regulation”.

     HKTC implemented an increase in the residential exchange line tariff from HK$68.90 to HK$90.00 per month in September 1999. In January 2001, HKTC implemented the final increase to its residential exchange line tariff under the Framework Agreement from HK$90.00 to HK$110.00 per month and increased the business exchange line tariff from HK$108.80 to HK$128.80. These basic exchange line tariffs remain at the same levels, although we also offer various service packages incorporating value-added features at differing rates. In addition to charging a basic tariff, HKTC also charges customers for the installation and relocation of exchange lines.

     As at December 31, 2003, based on our estimates and OFTA’s statistics, TSS’s market share of exchange lines in service in Hong Kong was approximately 73%, representing approximately 73% of residential exchange lines and approximately 73% of business exchange lines. As at December 31, 2002, we had approximately 82% total market share, 84% in the residential sector and 79% in the business sector.

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

     The following table indicates the number of exchange lines leased by TSS as at December 31, 2001, 2002 and 2003:

	As at December 31,

	2003	2002	2001

	(in thousands)

Lines in Service:
Business lines, including IDA lines	1,236	1,336	1,470
Residential exchange lines	1,543	1,802	2,019

Total	2,779	3,138	3,489

     Value-added Services. TSS offers a number of value-added services to its business and residential customers in return for a monthly per-line fee, or as part of a package subscription. Such services include:

  Caller Display, which shows the caller’s telephone number on the screen of the telephone;

  Call Forwarding services, which enable routing of calls to any other local fixed or mobile telephone number; and

  PhoneMail, which provides a mailbox service when the telephone line is busy or unattended.

     In July 2003, TSS launched New Generation Fixed-Line Services, or NGFLS, for business and residential customers, to help retain and win back customers and improve our churn rate. NGFLS utilize a standard direct exchange line to provide access to a range of network-based applications. These services include:

  Short Messaging Service, or SMS — This enables the sending and receiving of text messages in either the English or Chinese language between fixed and mobile telephones. This NGFLS requires a SMS-capable telephone set.

  Personal Assistant — This service comprises a voice-activated phonebook, voicemail retriever that enables access to fixed and mobile telephone voicemail systems, reminder function and information retrieval.

  Auto Receptionist — This NGFLS, targeted at small and medium sized businesses, utilizes an Interactive Voice Response System, or IVRS, to provide call routing and enquiry response services.

     Approximately 447,000 residential lines and 208,000 business lines had signed up to NGFLS as at December 31, 2003. The average monthly net line loss has been significantly decreased since the new services were launched.

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

  the per call/minute fees payable by other local carriers or service providers for the origination or termination of voice or data traffic on TSS’s network;

  the origination, termination and transit of mobile voice traffic; and

  the termination of dial-up Internet traffic to Internet Service Providers, or ISPs.

     Most of the retail public switched fixed-line telephone network traffic in Hong Kong is carried on HKTC’s network by virtue of its extensive network coverage, significant ownership of “last mile” access and large customer base.

      Local Data Services

     Local data services accounted for approximately 27% of TSS’s turnover for the year ended December 31, 2003 and consisted of local leased circuits, data services and the provision of broadband access lines utilizing HKTC’s fiber optic and digital subscriber line network. Banks, insurance companies and numerous public sector customers account for more than half of TSS’s local data turnover.

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

     In November 2003, TSS launched its IP-VPN-based Convergence service. This utilizes a personal computer-based application that integrates with email clients to allow customers to manage the routing of incoming fixed or mobile telephone calls and to access their voicemails and fax messages from one interface.

     Datapak Circuit Switched Service - ISDN. Datapak is an ISDN service providing high bandwidth with the flexibility of both voice and data dial-up communication, enabling users to select various destinations for voice, data and video images. Applications include:

  Video-conferencing. The service cuts traveling time and expenses, while maintaining face-to-face contact by video. ISDN is an effective medium for international video-conferencing networks.

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

  Multimedia Communication. Several applications offer transmission of data, text, voice and images.

     Broadband Internet Access. We are one of Asia’s leading broadband providers. Hong Kong had an estimated 1,230,607 registered broadband Internet-access customers from households and offices at December 31, 2003, based on statistics from OFTA. Of that total, approximately 703,000 were our retail and wholesale customers, as at December 31, 2003.

     Broadband access lines are leased to other service providers, which package local-access lines with content services for their own customers. Usage-based, flat-rate and level-of-service broadband packages are tariffed and provided on a non-discriminatory basis.

     The following table shows the total numbers of TSS’s broadband access lines in service as at December 31, 2001, 2002 and 2003.

	As at December 31,

	2003	2002	2001

	(in thousands)
Wholesale and retail Broadband Access Lines Leased	703	559	402

     NETVIGATOR. Our Internet services in Hong Kong are offered through our “NETVIGATOR” brand, which had a consumer broadband customer base of 517,000 at December 31, 2003, representing an increase of 22% from 424,000 as at December 31, 2002.

     In September 2003, we launched now Broadband TV, a pay-television service delivered over our broadband network and available only to our NETVIGATOR broadband customers. The service offers more than 50 channels of English- and Chinese- language television programming covering news, entertainment, lifestyle, children and sports categories and music channels. Customers can choose to subscribe to only those channels they want, with no basic monthly fee. As at December 31, 2003, now Broadband TV had signed up approximately 200,000 customers.

     We also provide broadband Internet access at over 200 wireless hotspots locations in Hong Kong, such as cafes, restaurants and shopping malls. In September 2003, we launched NETVIGATOR Inflight service, offering customers access to email on their personal computers while on board Cathay Pacific flights. As at December 31, 2003, over 60 aircraft, or approximately half of the Cathay Pacific fleet, had been equipped to provide NETVIGATOR Inflight services. Fleet-wide installation is expected to be completed by the end of 2004.

     NETVIGATOR also offers various value-added services such as Parental Control, which filters undesirable Internet material and provides internet access time-control for parents; NETSee, enabling video Internet communications and home-monitoring features; Mailguard, to block unwanted e-mails; and NetAlbum, which stores digital images. Approximately 330,000 subscribers signed up for these value-added services as at December 31, 2003.

     now.com.hk. This is a broadband entertainment internet portal launched in September 2001 available to NETVIGATOR users and offers streamed multimedia services at speeds of up to 800Kbps. The number of now.com.hk customers totaled approximately 170,000 as at December 31, 2003, representing a 17% increase as at December 31, 2002. now.com.hk provides a variety of interactive local and international entertainment and information. Hong Kong-sourced materials include local news, entertainment features, movies, drama, videos, games and Asian music.

     English-language channels feature international fashion, sports, variety shows, animation, 24-hour news and financial information. In February 2003, the service was made available to viewers using handheld devices, such as personal digital assistants, or PDAs.

      International Telecommunications Services

     International telecommunications services accounted for approximately 18% of TSS’s turnover for 2003. These services consisted primarily of retail international services provided by TSS.

     IDD Services. TSS provides IDD calling services, operator assisted overseas calls and calling card services to both business and residential customers in Hong Kong. TSS currently offers a choice of IDD calling services targeting different customer segments: its “001” premium service and its “0060” service. IDD services are charged on a per 6-second basis depending on the location called.

      Competition in the IDD services market has increased significantly since the introduction of services- and facilities-based competition in Hong Kong in 1999 and 2000, respectively. This has resulted in significant declines in prices and in HKTC’s market share. There are now a large number of service providers holding non-exclusive licenses to provide international voice, fax, data and value-added network services, as well as international calling-cards and virtual private network services. In addition, licensed carriers can install their own facilities and service providers can purchase international transmission capacity, wholesale switched minutes and leased-circuit capacity from international carriers other than HKTI.

     International Private Leased Circuits. TSS supplies IPLC services to retail customers, allowing point-to-point connection for voice and data traffic between two or more points. TSS leases the international capacity for its retail IPLCs from other providers, primarily Reach, which it then separately packages with its own local capacity to create a fully integrated international leased circuit. Customers incur monthly charges for use of these services based on levels of bandwidth, customization, service availability and customer support, as well as volume pricing discounts. See “—Regulation”.

     As a result of the introduction of the international facilities-based competition from January 2000, retail IPLC prices fell substantially. TSS aims to increase its market penetration of end-to-end retail IPLC services. For example, TSS intends to provide IP-based private network services and to continue to upgrade its customer care program to improve customer service and satisfaction.

     TSS provided international managed bandwidth services and IPLC services to more than 150 destinations at December 31, 2003. In June 2003, we announced an agreement with China Telecommunications Corporation enabling us to offer customers a one-stop-shop for handling their data communications requirements between Hong Kong and any destination in the PRC. This covers ordering, billing and fault-reporting for services including IPLCs, ATM, frame relay and IP-VPN. Previously, customers had to make their own, separate arrangements with their telecommunications providers in Hong Kong and the PRC for such services.

     In April 2002, TSS worked with Beijing Communications Corporation to provide a 100% service-availability commitment to our customers for international leased lines, as well as ATM and frame relay services between Hong Kong and Beijing. In August 2003, we announced a 100% service availability commitment with China Telecom Group Guangdong Corporation in relation to services between Hong Kong and Guangzhou, Dongguan and Shenzhen.

     IP-VPN and Managed Firewall Services. In March 2002, TSS launched its IP-VPN service in the PRC and throughout the Asia-Pacific region. Supporting multiple services, with speeds of 64Kbps to 1Gbps, this provides customers with a private IP network. TSS’s IP-VPN and secure managed firewall offerings utilize a high-capacity and resilient global IP backbone, mostly supplied by Reach. TSS’s IP-VPN is designed to enable rapid and efficient use of applications including mission-critical enterprise resource planning, customer relationship management, high-quality video-conferencing, voice-over-IP, e-mail, intranet and Web-based applications.

     International Frame Relay. Our international frame relay, or IFR, is an integrated data solution that increases the efficiency of a communications network. It is effective in transporting ‘bursty’ data traffic between multiple locations in a Local Area Network/Wide Area Network, or LAN/WAN, environment.

     IFR is provided by our global end-to-end network platform deployed in a number of countries and service coverage is extended to more countries through bilateral agreements or partnerships with foreign service providers. At present, IFR directly connects Hong Kong to major cities in the Asia-Pacific region, the United States, Europe and the PRC, including Beijing, Guangzhou, Shanghai, Shenzhen and Xiamen.

     International Asynchronous Transfer Mode Services. This technology supports multimedia services, providing a single, high-speed, broadband digital platform that integrates various types of traffic. Customers using ATM services can reconfigure their bandwidth demands according to traffic patterns.

      Other Services

     Other services accounted for approximately 19% of TSS’s turnover for the year ended December 31, 2003. It consists primarily of turnover from the sale of network equipment, CPE and connectivity products and services, fees for technical and maintenance subcontracting services and income from our contact centers business.

     Local Equipment Sale and Rental. We have been involved in the CPE business since 1979, having retained this business after the disposal of various elements of Tricom Holdings Limited’s other businesses during our restructuring in 1999. Our CPE business includes the sale, marketing and servicing of a range of business telephone systems, peripherals and office-automation products, such as voice messaging and call-accounting systems, burglar alarms and closed-circuit television and facsimile machines.

     TSS also supplies a range of PABX equipment, personal computers, data communication equipment, home-use cordless telephones, mobile telephones and pagers. It leases certain products to customers, such as basic telephone sets and business exchange equipment. In addition, it designs and provides individualized telecommunications systems that integrate voice and data-switching equipment from various suppliers and supplies and installs local and wide area data network equipment. It does not manufacture telecommunications equipment.

     Contact Centers. We believe that our contact centers are one of Asia’s largest and most advanced 24-hour contact management businesses. We have contact centers in Hong Kong, Guangzhou, Taipei and Kuala Lumpur and related facilities and technology management operations in Beijing and Shanghai. Our contact centers handle approximately 10 million calls each month and this business is comprised of Customer Front Office, which serve our own fixed-line and Internet customers, and Teleservices, which handles design, build and maintenance of contact centers as well as providing outsourcing services for external customers.

     Using advanced software applications, our contact centers offer customer relationship management, or CRM, solutions, call management, computer telephony integration and best-in-class self-service options such as interactive voice response, short messaging, Internet mail and fax-on-demand.

     Through our contact centers, we believe we are a leading provider of customer contact management and CRM services and solutions in Asia, employing more than 3,000 agents conversant in 15 languages. Our key customers include leading banks, insurance and technology companies.

     BtNAccess. Beyond the Network Limited, or BtN, our indirect wholly-owned subsidiary, offered IP-based end-to-end communications solutions to enterprise customers over its own global IP Multi Protocol Label Switching, or MPLS, - enabled network. We acquired a satellite-based network communication solutions provider, Telecommunications Technology Investments Limited, or TTIL (now known as BtN Access Limited), which we called Corporate Access, in March 2001 for approximately HK$803 million. In April 2003, BtN was amalgamated with our Corporate Access business unit to form BtNAccess.

     Along with offices and network access points, BtNAccess’s network extends to 40 points of presence in North America, Europe and Asia as a result of its acquisition of certain assets of Ardent Communications Inc. in June 2002. BtNAccess, a bandwidth reseller and telecommunications and IP solution integrator, offers a suite of products, including Internet access, Voice over IP, MPLS virtual circuit connectivity (VPN), IP Centrex, managed routers and content delivery network solutions through its branded “BtN Multi-Service IP Port”.

     The customers of BtNAccess include emerging carriers, ISPs, Internet content providers and application-service providers.

     Cascade. Cascade Limited, or Cascade, our wholly-owned subsidiary, is a technical services company which was created in 2002 from within our network and services business division. Launched on January 1, 2003, Cascade provides our network operations with support and maintenance services.

     Other Cascade services include network infrastructure design, build-out and maintenance, consulting solutions, customer installation and maintenance services, project and network management, billing and operating systems development and maintenance and technical support. As part of our TSS segment, Cascade designs, builds and maintains ATM and other networks for banks, as well as operating systems for share trading, airports, IT companies and major transport and infrastructure corporations. In 2003, Cascade achieved TL9000 standard and BS 7799-2 certification for information security management.

Business eSolutions

     Business eSolutions provides end-to-end solutions from systems integration, application development, network integration, outsourcing and application management services, data center operations and enterprise applications to support enterprise customer requirements across Asia. The IT business in Hong Kong and the PRC has been consolidated and branded as “UniHub” to provide our pool of IT professionals a clear focus and to raise customers’ recognition. UniHub also includes Internet data centers and Unihub China Information Technology Company Limited, or UCITC.

     UniHub targets four key business sectors: public, finance, communications and enterprise. Employing an experienced team of information technology professionals, its service scope includes online security, payment platforms, systems integration, logistics and fulfillment services. To support its focus on expanding into the PRC, UniHub has established a software development center in the Shenzhen Special Economic Zone in the PRC to provide enterprise solutions to customers across the PRC and Taiwan.

      Some of our completed and ongoing systems contracts include:

  the development of the Order Routing System and the Multiple Workstation System for the third generation of the Automatic Order Matching and Execution System for Hong Kong Exchanges and Clearing Limited;

  the development of a Human Resources Management and Financial Management System for the Hong Kong Council of Social Services;

  the development of a credit card back office processing platform for Bank of China in the PRC;

  the development of an integrated call center and related support services using the latest information technology and CRM solutions for the Hong Kong Government’s Efficiency Unit;

  the development of a flight information display system for the Xiamen Airport;

  a traffic management control system for the Shanghai seaport;

  a nationwide management information system for China Mobile Communications Corporation;

  contracts from a leading Japanese multimedia conglomerate to provide consulting service, design the network and system architecture and build all key components for its Internet access service and e-commerce platforms;

  the development of a nationwide enterprise resource planning information system for a mobile telephone operator in the PRC for improved resource sharing and enhanced monitoring;

  systems integration business with the largest non-state owned insurance company in the PRC; and

  a contract from the Hong Kong Government to provide hardware, software and services for the city’s new computer-chip, or “Smart”, ID card, to be issued as new ID cards to residents commencing in June 2003.

     In June 2003, we formed UCITC as a subsidiary co-owned with China Telecommunications Corporation to provide IT solutions to large organizations in the PRC. Our subsidiary, in which we hold a 76.43% interest, owns a 50% interest of UCITC.

     We have interests in a network of Internet data centers with facilities located in Hong Kong, Beijing and Shanghai. These data centers are focused on providing a secure and reliable environment in managed hosting services, security services, network and facilities management and monitoring.

     We operate one of Hong Kong’s largest data center facilities under Powerb@se, a premium-service brand, which had approximately 1,000 customers at December 31, 2003, including major corporate and public sector institutions requiring mission-critical solutions. Launched in 2000, Powerb@se operates from a purpose-built data center in Quarry Bay, Hong Kong. Powerb@se has earned a Sun Microsystems’ SunTone(SM) Certification for service quality and in 2002, UniHub received a British Standards Institution Certificate on Information Security Management System (BS 7799-2). In December 2003, PCCW was named as the Gold Performer in Hosting and Data Center Services by Asia Computer Weekly.

  PCCW Directories Limited

     We also operate PCCW Directories Limited, or PCCW Directories, a wholly-owned telephone directory advertising business in Hong Kong and one of the market leaders in directory publications in Asia. PCCW Directories is the official publisher of the Hong Kong Yellow Pages, White Pages and Fax Directory. It also offers online services, including those operated at ‘yp.com.hk’.

     In November 2000, we acquired 37.65% of the issued share capital of ChinaBiG Limited, or ChinaBiG, which, through its 80% shareholding in Unicom Yellow Pages Information Co., Ltd., or UYP, operates one of the largest telecommunications online and paper directory advertising businesses in the PRC. Other substantial shareholders of ChinaBiG are China United Telecommunications Corp. (HK) Limited and R.H. Donnelley Inc. In April 2003, we increased our shareholding in ChinaBiG from 37.65% to 62.31% as a result of purchasing additional shares when all shareholders of ChinaBiG were offered an opportunity to subscribe for additional shares in ChinaBiG. Currently, we indirectly own 49.85% of UYP.

     In October 2003, PCCW Directories launched three new trade and professional directories targeted at transportation and logistics businesses, industry manufacturers and buyers in the PRC and Hong Kong. A partnership with Yahoo! Hong Kong was formed in January 2004 to further strengthen the online business.

Infrastructure

     This business area manages our infrastructure and property portfolio in Hong Kong and the PRC. It is focused on increasing financial returns from our property assets and also engages in developments, such as the Cyberport project, now underway in conjunction with the Hong Kong Government.

     Infrastructure turnover is principally derived from external property projects and rentals from investment properties leased to third parties, including space leased at Pacific Century Place Beijing and PCCW Tower in Hong Kong. We acquired long term lease rights in PCCW Tower, a premium office block in Hong Kong, as a result of the acquisition of HKT.

     Infrastructure also provides property management services to our other businesses, including corporate premises planning, occupancy cost management and project management assignments.

     On March 5, 2004 we entered into a conditional sale and purchase agreement with DFG, a company incorporated in Bermuda and whose shares are listed on SEHK, whereby DFG would acquire the property assets and related businesses of our Infrastructure division, comprising Pacific Century Place Beijing, PCCW Tower, other investment properties and property-related companies, including the Cyberport Developer and its interests in the Cyberport project. The consideration of HK$6,557 million was satisfied by the issue to us of HK$2,967 million in shares of DFG, (representing approximately 93% of the increased share capital of DFG following such share issue) and HK$3,590 million in notes convertible into DFG shares.

     The transaction was approved by the shareholders of each of DFG and us on April 28, 2004 and April 29, 2004, respectively. On April 30, 2004, through our wholly-owned subsidiary, we placed shares of DFG representing approximately 13% of its issued share capital, subject to the completion of the sale and purchase agreement. After the placement, we owned approximately 79.99% of DFG. The sale and purchase agreement became unconditional on May 10, 2004 and DFG was renamed Pacific Century Premium Developments Limited, or PCPD.

     As a part of the transaction, we assigned to PCPD approximately HK$3,529 million in shareholder loans owed to us by members of the Infrastructure division so that these loans are now owed to PCPD. However, the Cyberport Developer will continue to owe us an unsecured, non-interest bearing and non-recourse loan of approximately HK$4,831 million, or Cyberport Loan, as at May 31, 2004 which was used to finance part of the Cyberport project. The Cyberport Loan is repayable on demand. The Cyberport Loan is non-recourse in that PCPD has no obligation under this loan other than to require the Cyberport Developer to repay this in priority to all other debts of the Cyberport Developer. When the Cyberport Loan is repaid, the Cyberport Developer will also pay to us, out of its surplus funds, an amount equal to its audited accounting profit (accrued up to May 10, 2004) in respect of the Cyberport Project.

     In addition, we granted the right of first refusal to PCPD to participate in a joint venture with us to redevelop certain telephone exchange sites currently leased by us, if and when such redevelopment rights are obtained by us in the future. Nearly all of the leases relating to such exchanges are special purpose leases granted by the Hong Kong Government which contain restrictions on their use for other purposes and on their transfer. See “Item 4.D. Property, Plant and Equipment”. We may in the future seek the Hong Kong Government’s approval to redevelop certain of these telephone exchange sites to allow for other uses. However, there is no assurance that any such redevelopment rights will be obtained by us and, if obtained, whether the terms of such redevelopment rights would be commercially acceptable to us.

     The shares of PCPD are listed on SEHK. We and PCPD each undertook to SEHK to use our best endeavors to take appropriate steps to ensure that, as soon as possible following completion of the transactions, the public float of PCPD would not be less than 25%. 25% is a requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the SEHK Listing Rules. We have also undertaken to SEHK not to convert the convertible notes issued to us under the transaction if it would result in an insufficient public float of PCPD. Upon completion of the transaction, we received a waiver from SEHK relating to compliance with the 25% minimum public float requirement for PCPD shares for a one month period ending June 9, 2004. On June 10, 2004, such waiver was extended for another one month period ending July 9, 2004. Despite granting this waiver, if SEHK believes that (i) a false market exists for PCPD shares, (ii) there are too few PCPD shares in public hands to maintain an orderly market or (iii) there is an unusual movement in the PCPD share price, SEHK can exercise its discretion to suspend trading in PCPD shares in accordance with the SEHK Listing Rules.

  Cyberport

     In May 2000, we entered into an agreement with the Hong Kong Government under which we were granted the exclusive right and obligation to design, develop, construct and market the Cyberport, a project located on approximately 24 hectares at Telegraph Bay on Hong Kong Island. The Cyberport consists of specially designed commercial space dedicated to high-technology industries with related retail, residential and recreational facilities. This technology-themed project is being built to create a business environment with which Hong Kong can attract and retain promising information technology and related businesses. The Cyberport contains a wide range of IT facilities including a network operations center, a digital media center and central data exchanges, all connected by an internal private network.

     Under the agreement, the Hong Kong Government provided the site, while we are responsible for the provision and procurement of funds to complete the project. We do not acquire or pay for the right to develop the Hong Kong Government’s land and, accordingly, we do not have title to the site.

     The Cyberport project consists of two “Portions” and several phases. The “Cyberport Portion” includes office towers, a retail center, a hotel and ancillary facilities. This portion will be turned over to the Hong Kong Government on completion. Other than our right to develop the Cyberport Portion, we will have no ownership rights in it and will not receive rental or other project income from it.

     The first two phases of the Cyberport Portion, consisting of office and rental premises, were completed on schedule in 2002. The rest of the Cyberport campus, comprising office space and the retail center, were substantially completed during 2003, with the final phase to follow in 2004 including the Le Meridien Cyberport Hotel. The Le Meridien Cyberport Hotel was officially opened on April 20, 2004.

     Construction of the “Residential Portion” commenced in 2002 and consists of approximately 2,800 units, which are expected to be completed in phases between 2004 and 2007. The development right entitles us to receive a percentage of the surplus proceeds from the sale of units in the Residential Portion. These proceeds will be shared by the Hong Kong Government and us based on a ratio determined by our respective capital contributions to the Cyberport project as described below. The residential units may be pre-sold prior to their completion. Pre-sales of residential units in phases one and two commenced in early 2003, with all 1,204 units being sold. In May 2004, pre-sales of residential units in phase three commenced and as at May 31, 2004 approximately 200 units had been sold.

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

     We have also agreed to indemnify the Hong Kong Government against certain losses, claims and expenses, and other items, including, for example, any losses caused by or arising as a result of our negligence or a breach by us of our obligations under the project agreement. This indemnity remains in effect following the transfer of our interest in the Cyberport Developer to PCPD. The agreement may be terminated by the Hong Kong Government under certain circumstances, including upon default on the agreement.

     We invested approximately HK$538 million in the Cyberport project in the year ended December 31, 2003, compared to HK$2,204 million and HK$1,260 million for the years ended December 31, 2002 and 2001, respectively. This brought the cumulative total investment to approximately HK$4,428 million as at December 31, 2003. We believe that the proceeds from the sale of residential units should be sufficient to fund the ongoing future construction costs and project expenses. However, we may have to provide additional funding if such proceeds are not sufficient. The amount of additional funding required may be significant and will depend on a variety of factors including, for example, the timing of pre-sales and sales of the residential units, the demand for and pricing of these units and overall costs of, and expenditures relating to, the Cyberport project.

     Under the agreement, proceeds from the sale of Residential Portion units and other agreed project income will be used to pay (i) construction costs of the Cyberport Portion first, and then construction costs of the Residential Portion and (ii) certain other agreed project expenses and other items, all in priorities specified in the agreement. After the payment of these items and setting aside agreed reserves, and after completion of the Cyberport Portion, any surplus proceeds will be shared between the Hong Kong Government and us in accordance with our respective capital contributions to the Cyberport project.

     The Hong Kong Government capital contribution is the value of the site for the Residential Portion contributed by it as determined under the agreement (HK$7.8 billion, subject to adjustment). Our capital contribution will be equal to the aggregate amount of construction costs and other agreed project expenses funded by us out of our own resources. A number of items shall be excluded in calculating our capital contribution including, for example, (i) funding financed by the pledging of our development right, (ii) any cost overruns and certain other expenses and (iii) any amount funded from the Residential Portion unit sale proceeds or other project income.

      Pacific Century Place, Beijing

     We are the majority owner and developer of Pacific Century Place in Beijing, a 212,713 square-meter business, retail and residential complex. It is held as an investment property leased to third parties. Pacific Century Place Beijing is home to multinational commercial tenants with IBM and Nokia constituting major tenants of the two office towers. Two apartment towers and an approximately 70,000 square-meter shopping arcade complete the development.

      PCCW Tower

     PCCW Tower was completed in 1994 and forms part of an office and commercial complex in TaiKoo Place, Quarry Bay, Hong Kong. PCCW Tower includes a portion of the ground to the 3rd floors, the whole of the 4th to the 18th floors, the 20th to 42nd floors, as well as certain basement carparks and the apportioned common areas at PCCW Tower, totaling 620,147 square feet gross floor area. Key tenants include IBM and WPP Marketing.

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

  the purchase by Telstra of a 60% equity interest in RWC, a newly formed company that owns Hong Kong mobile operator Hong Kong CSL Limited contributed by us, for a cash consideration of US$1,680 million (approximately HK$13,100 million); and

  the issuance of a variable coupon subordinated convertible bond due 2007 in the principal amount of US$750 million (approximately HK$5,850 million) to Telstra.

     Since February 1, 2001, our interest in Reach and, until its sale on June 28, 2002, our 40% equity interest in RWC, have been reflected as components of our investments in jointly controlled companies and in associates, respectively, in our audited consolidated income statements.

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

     The convertible note due 2005 will mature on June 30, 2005 (subject to early repayment in certain circumstances) and will be mandatorily converted into our ordinary shares at a conversion price based on the volume weighted average price of our ordinary shares for the 20 dealing days prior to conversion. The convertible note due 2005 is secured by an equitable mortgage over our entire 50% equity interest in Reach.

     The effect of the above transactions was to reduce our debt position. The sale of our interest in RWC also aligned with our intention of focusing on core fixed-line, data and Internet protocol services businesses as well as systems integration.

     The sale of our investment in RWC reduced our shareholders’ deficit position but gave rise to a HK$1,771 million disposal loss, adjusted by deferred tax, in 2002. The disposal loss had no impact on cash flows and was due to the inclusion of goodwill previously eliminated against reserves as part of the cost of disposal in our audited consolidated income statement for 2002.

     Partial Redemption of the convertible note due 2005. As part of the amendment to the terms of Reach’s syndicated term loan facility in April 2003, we redeemed US$143 million (approximately HK$1,115 million) of the principal amount of the convertible note due 2005 and issued an amended note in the principal amount of approximately US$54 million (approximately HK$421 million) to Telstra. We financed the partial redemption by internal resources and the effect was to reduce our total debt by the same amount. The principal terms of the amended note are substantially the same as those of the convertible note due 2005.

Reach

     We contributed the former international communications gateway and exchange and transmission facilities of the HKT group to Reach, in which we continue to hold a 50% interest and equal control with Telstra. Reach provides wholesale international communications infrastructure services, including telephone, data and video communications services, international private leased circuits, virtual private network services and satellite broadcast up-linking and down-linking services.

     Reach’s regional backbone has been installed within 14 countries and includes submarine cable landing stations in Australia, Hong Kong, Japan, Korea and Taiwan, with connectivity to the United States, Europe, the Middle East, Asia and the Pacific. Reach has interests in more than 40 submarine cable and satellite systems (including the largest satellite teleport in Asia) and landing rights in most major markets including North America, Japan, Singapore, Hong Kong, Australia and Europe.

     We have historically been a substantial acquirer of cross-border connectivity services supplied by Reach and we expect to continue to require these services to support our domestic business in Hong Kong.

     We and Telstra have equal representation on the board of directors of Reach so long as each party is at least a 35% shareholder. The right to appoint the chairman and deputy chairman rotates every two years so long as each party is a 35% shareholder, with Telstra initially having the right to appoint the chairman. The chairmanship rotated to us in February 2003. The chairman does not have a second, or deciding, vote. In addition, there are limitations on both Telstra and our abilities to dispose of our interests in Reach. Until its expiry on February 7, 2004, an agreement between Telstra and us prohibited competition in international, cross-border connectivity infrastructure other than through Reach and also provided limitations to the investments that could be made by either party in related international connectivity infrastructure businesses.

     Reach is currently operating under extremely difficult market conditions, largely brought about by slower-than-expected growth in the demand for cross-border connectivity services, intense competition and excess capacity.

     In December 2001, Reach announced the acquisition of the Asian assets of the U.S.-based broadband infrastructure company, Level 3 Communications Inc, or Level 3. Under the terms of the transaction, Reach took over Level 3’s Asian assets and operations including customers, in-country networks, data centers, US$90 million of working capital and Level 3’s ownership interests in the Tiger (now renamed as the Reach North Asia Loop) and Japan-U.S. cable systems. Reach assumed Level 3’s Asian capital and operating cost obligations, amounting to US$170 million for the completion of the submarine cable system effective from November 30, 2001. Reach did not assume any of Level 3’s debt and the transaction was internally funded.

     On October 13, 2000, HKTC and Reach Networks entered into an international services agreement for the provision of international connectivity services between Hong Kong and other countries. The amended terms of the international services agreement currently require HKTC to acquire 90% of our total annual purchases of “Committed Services” (defined as international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from Reach Networks at rates benchmarked at least annually to prevailing market prices until the repayment of the Reach Term Facility.

     For further discussions on Reach, see “Item 3.D. Risk Factors — We will be susceptible to risks associated with Reach, our primary international connectivity services provider” and “Item 5. Operating and Financial Review and Prospects — Overview — Development of Reach”.

Petro-CyberWorks Information Technology Company Limited

     In February 2002, we signed an agreement with China Petroleum & Chemical Corporation, or Sinopec, to form a business venture focused on providing information technology services in the PRC.

      Named Petro-CyberWorks Information Technology Company Limited, or PCITC, the venture’s role is to fully support and facilitate the daily information technology operations of Sinopec. PCITC is expected to benefit from our expertise in systems design and development as well as Sinopec’s experience in project management and operation systems maintenance. At the same time, Sinopec can leverage our technical expertise to promote PCITC’s development.

     Based in Beijing, PCITC is also expected to strengthen our presence in the PRC’s telecommunications market, as well as facilitate Sinopec’s strategy of driving its own competitiveness through the enhanced use of information technology.

     PCITC also aims to expand into the process manufacturing sector to become a competitive information technology solutions provider and systems integrator in this area, both locally and abroad. PCITC generated turnover of approximately HK$271 million for the year ended December 31, 2003.

      In 2003, PCITC successfully obtained ISO 9001 quality standards certification for its operations.

Other Investments

   U.K.

     In June 2003, we acquired a Public Fixed Wireless Access, or PFWA, license auctioned in the U.K. for the provision of wireless broadband services in the 3.4Ghz radio spectrum covering 13 out of 15 licensed regions in the U.K. We subsequently acquired two companies that held PFWA licenses, covering the remaining two licensed regions, enabling us to provide services to the entire U.K. population with the exception of the Channel Islands and the Isle of Man. However, we have no obligation to provide any particular level of service coverage under these licenses. The PFWA licenses were purchased for an aggregate of approximately HK$98 million.

     We believe the U.K. broadband market has potential for growth, due to a relatively low level of households accessing the Internet via broadband compared to Hong Kong. Our wholly-owned subsidiary in the U.K., UK Broadband Limited, or UK Broadband, aims to provide customers with instant, high-speed Internet access services, branded NETVIGATOR, through “plug and play” technology.

     In May 2004, UK Broadband commenced user trials of the NETVIGATOR wireless broadband service in a limited area of southeast England, with coverage of approximately 200,000 homes and offices. Based on the results of our trials, we intend to consider a national rollout strategy.

   Taiwan

     We own a 56.56% equity interest in Taiwan Telecommunication Network Services Co., Ltd., or TTNS, a data network service provider. TTNS’ products include high-speed packet data using ATM, information networks, IP-VPN and Internet access supported by an extensive fiber-optic network.

     We believe TTNS is well positioned to provide mission-critical services to customers across financial, manufacturing and service industries. TTNS’ major customers are key financial institutions and large-scale enterprises in Taiwan, including the Over-the-Counter Securities Exchange Center in Taiwan, the Taishin Bank and the Formosa Group.

   Japan

     On November 7, 2000, we completed the acquisition of JALECO LTD., or JALECO, which focuses predominantly on the development and delivery of console and online games. JALECO, which had been known as Pacific Century CyberWorks Japan Co., Ltd., is listed on the JASDAQ with the number 7954.

      During 2003, JALECO restructured its gaming business and exited certain legacy businesses.

   India

      Data Access (India) Limited, or Data Access, was incorporated in 1997 and is headquartered in New Delhi. Its principal business is the provision of international telecommunications services. In November 2003, we reduced our interest in Data Access from 73.99% to 35.4% and we are no longer represented on its board of directors.

Sales and Marketing

   Commercial Group

     The Commercial Group provides integrated communications services to commercial enterprises and the public sector in Hong Kong, as well as to multinational corporations in Asia. Our goal is to enhance our customers’ profitability by taking care of their communications needs so they can focus on their core businesses.

     The Commercial Group utilizes the aforementioned Business eSolutions and contact centers to offer information technology and telecommunications solutions to small to medium-sized enterprises and corporate and global clients. Other channels within the Commercial Group that deliver information technology and telecommunications services are the commercial business and global business channels.

     The commercial business channel provides total solution communications packages ranging from strategic planning to implementation and maintenance for customers in Hong Kong, including commercial enterprise customers and government departments. The commercial business channel is also responsible for providing wholesale services to telecommunications operators in Hong Kong.

     The global business channel serves our multinational corporation customers, including a number of Fortune 500 companies with operations in Asia.

     The Commercial Group also provides sales services from offices in the United States (New York and San Francisco) and Europe (London). Its strong Asian presence is demonstrated by its offices in Hong Kong, Beijing, Guangzhou, Kuala Lumpur, Seoul, Shanghai, Singapore, Taipei and Tokyo.

   Consumer Group

     The Consumer Group is dedicated to understanding the needs and requirements of local consumers to provide innovative products and superior customer service. On an ongoing basis, consumers are sampled by various means, including interviews and surveys, to help us monitor brand health, assess telecommunications trends and new product developments as well as measuring overall customer satisfaction.

     Our consumer-focused approach allows us to be responsive to market dynamics. The Consumer Group manages a professional sales team in the Hong Kong market through its retail shops, call centers, roadshows, online shops, catalogues and partnership sales to provide a truly integrated sales channel, offering a unique and convenient experience for our customers.

      PCCW Retail

     Our shops are situated throughout Hong Kong, offering a full range of communications, multimedia products and services together with advanced equipment ranging from top of the line computer hardware to fashionable mobile handsets and digital products. Of the 12 PCCW shops in Hong Kong, seven have been upgraded in line with a concept designed to offer an enhanced shopping experience, combining modern decor with a systematic product and service display that encourages interactivity.

     In addition to retail shops, PCCW Retail also takes our products and services directly to the consumers via various channels including, roadshows, door-to-door direct sales teams and sales booths located in shopping malls and residential areas.

      PCCW Sales Call Center

     We operate the largest 24-hour sales call center in Hong Kong, enabling round-the-clock sales and service. Our consultative selling approach addresses customer needs, providing tailored solutions and user-friendly support. Our call center also plays an important role in customer retention, helping to build better relationships with our customers.

      In 2003, with the implementation of several initiatives to enhance customers’ experiences, we won a number of customer service awards, including the Gold Award from the Hong Kong Association of Customer Service Excellence, the Call Centre Gold Award from the Hong Kong Call Centre Association and the Call Center of the

Year from the Asia Pacific Customer Service Consortium.

      Partnership Sales

     This sales team extends the consumer sales channel network to more than 1,000 business agents in Hong Kong. Through this channel, banks, department stores, convenience shops and computer agents offer PCCW phone cards, network services, computer hardware and accessories.

      No. 1 Club

     We further encourage customer loyalty through our No. 1 Club, a program to recognize and reward our most valued individual customers, where eligible members earn No. 1 points based on their spending on our fixed-line, IDD, mobile or Internet products and services and purchases made at our retail outlets.

     The Club offers discounts at our shops and special promotions from other merchants to approximately 1 million of our customers. Members can use a dedicated 24-hour hotline and receive advance notice about our new products and services.

Competition

     The implementation of the Hong Kong Government’s policy to liberalize the telecommunications industry has resulted in intense competition in the markets for local and international services. Competition from providers of fixed exchange line services and resellers, including those whose operations may be augmented through strategic alliances with global and/or foreign strategic partners, has materially increased in the past several years. The market for local telecommunications services is becoming more competitive while the market for IDD services originating in Hong Kong is expected to remain extremely competitive. Also, mobile telecommunications prices have declined sufficiently so that customers are now more likely to substitute mobile telecommunications services for residential local exchange services. In addition, the presence of numerous ETS licensees has provided customers with greater choice with respect to IDD service providers. This has affected HKTC’s market position in the retail IDD services market.

     HKTC was the exclusive provider of local fixed exchange line services and facilities in Hong Kong until June 30, 1995. Currently, local fixed exchange line services and facilities are provided by HKTC and by eight other competing local wireline-based carriers: Hutchison Global Communications Limited, New World Telecommunications Limited, Wharf T&T Limited, Hong Kong Broadband Network Limited (which also provides wireless local fixed exchange line services), Eastar Technology Limited (which also provides wireless local fixed exchange line services), CM TEL (HK) Limited, TraxComm Limited and HKC Network Limited.

     The Hong Kong Government also granted six additional licenses in 2000 for the operation of FTNS over hybrid coaxial networks or local fixed networks based on wireless technologies. These licenses could significantly increase competition for the existing FTNS license holders. See “— Regulation”.

     On January 11, 2002, the TA issued a statement to announce the full liberalization of the local and external FTNS market which took effect on January 1, 2003. In 2003, five new operators have been granted the local wireline-based FTNS license. Under the full liberalization policy, there will be no pre-set limit on the number of licenses to be issued and there is no time limit for license applications. However, the TA will not consider granting any fixed carrier licenses to those applicants who intend to primarily rely on interconnection and wholesale services of other operators’ infrastructure to roll out their network or provision of their services.

     HKTC is required in certain situations to provide telecommunications services to service providers that compete directly with its operations. These services include interconnection and unbundled local loops.

Regulation

Telecommunications Regulatory Framework

     The Telecommunications Ordinance provides the legislative framework for the provision of telecommunications services and facilities in Hong Kong. The TA is the principal telecommunications regulator in Hong Kong and is responsible for administering the Telecommunications Ordinance. OFTA was established in 1993 under the Telecommunications Ordinance to assist the TA in administering and enforcing the provisions of the Telecommunications Ordinance.

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

     The Telecommunications Ordinance was amended, effective June 16, 2000, to broaden the application of a number of provisions, which previously applied only to holders of FTNS licenses, to cover all licensed telecommunications operators. These provisions include:

  interconnection and facilities sharing obligations;

  accounting and reporting requirements;

  tariffing requirements;

  prohibitions on anti-competitive practices, including abuse of dominant position; and

  prohibitions on misleading conduct and the discriminatory supply of services by a dominant carrier.

     The amended Telecommunications Ordinance also increases the maximum penalty for breaches of the conditions to the license, the Telecommunications Ordinance or a Direction of OFTA to HK$1 million (for repeat offenses) and allows OFTA to refer cases to the courts, which will have the power to increase the penalty to the higher of HK$10 million or 10% of turnover for the relevant telecommunications market during the period of the breach.

     The TA is required under the Telecommunications Ordinance to give reasons for its opinions, decisions and determinations (including those relating to the competition provisions). The TA may also issue guidelines to provide practical guidance with respect to provisions of the Telecommunications Ordinance and must conduct public consultation before issuing guidelines. The Telecommunications Ordinance contains a right of appeal from a decision of the TA relating to the competition provisions to the Competition Board. In addition, the amendments provide a right of private action in the event of a breach of the Telecommunications Ordinance or a condition to a license.

     As a further step to monitor and regulate the telecommunications market, the Hong Kong Government enacted the 2003 Ordinance, in July 2003, which deals specifically with merger and acquisition activities in Hong Kong’s telecommunications sector. The 2003 Ordinance gives the TA the power to review mergers and acquisitions concerning carrier licensees and to take appropriate actions when it determines that the transaction would substantially lessen market competition without any outweighing public benefits. As such, the TA has the authority to direct a carrier licensee to take such actions as the TA sees fit so as to eliminate any anti-competitive effect when there are pre-defined changes in the ownership and control over a carrier licensee if the TA is of the opinion that such change has, or is likely to have, the effect of substantially lessening competition in a telecommunications market without any outweighing public benefits. Failure to comply with the TA’s direction would constitute a breach of the relevant provisions in the 2003 Ordinance. The TA may also impose a financial penalty on the carrier licensee in breach or suspend or revoke its carrier license. The TA also has the right to impose additional conditions on the carrier licensee including unwinding the merger or acquisition. A carrier licensee or an interested party may, on a voluntary basis, seek prior approval from the TA for a proposed change in control. A de novo appeal to the Competition Board of the TA’s decision is also part of the 2003 Ordinance. This part of the 2003 Ordinance will become effective on July 9, 2004.

   Fixed Telecommunication Network Services

     Local fixed exchange line services and facilities are currently provided by HKTC and by several other local carriers, including Hutchison Global Communications Limited, New World Telecommunications Limited, Wharf T&T Limited and Hong Kong Broadband Network Limited (which also provides wireless local fixed exchange line services).

     HKTC’s non-exclusive FTNS license permits it to provide public fixed telecommunications network services, establish and maintain a telecommunications network and possess and use telecommunications installations in Hong Kong. The FTNS license may not be transferred without the prior written consent of OFTA and HKTC may not dispose of more than 15% of the assets that constitute its network without the prior written consent of OFTA as long as it maintains a dominant position in the telecommunications market. In addition, HKTC may not engage in anticompetitive conduct or abuse its dominant market position.

     The special conditions of HKTC’s FTNS license include a Universal Service Obligation, requiring HKTC to provide, maintain and operate its fixed-line telecommunications network in a way which will ensure that good, efficient and continuous basic telephone service is reasonably available to all Hong Kong residents. HKTC receives a Universal Service Contribution, or USC, from other telecommunications operators, in proportion to their respective external traffic minutes and as determined by OFTA from time to time, in order to offset the cost of providing such basic services to customers where such provision would otherwise be uneconomical. The aggregate amount of the USC to which HKTC is entitled has progressively declined following the liberalization of the international telecommunications markets and the increase in its exchange line tariffs implemented in accordance with the Framework Agreement.

     On January 11, 2002, the TA announced details of the implementation of the Hong Kong Government’s policy to fully liberalize the FTNS market from January 1, 2003. Under the full liberalization policy, there will be no preset limit on the number of licenses to be issued and there is no time limit for license applications. However, the TA will not consider granting any fixed carrier licenses to those applicants who intend to primarily rely on interconnection and wholesale services of other FTNS operators’ infrastructure to roll out their network or provision of their services. As at May 31, 2004, five new operators had been granted the local wireline FTNS licenses since full market liberalization, bringing the total number of such fixed carrier licensees to nine, including HKTC.

     The TA will not require any commitments on rollout nor capital expenditures, as it believes these should be determined by market forces in a fully liberalized market. To ensure a level playing field, the TA agreed to waive all performance commitments of existing FTNS licensees that will be due on or after January 1, 2003 in accordance with the licenses initially issued.

     In addition, from January 2003, the external FTNS operators, whether they own the capacity or acquire capacity through purchase of Indefeasible Rights of Use, or IRUs, may modify the scope of services of their existing external licenses to provide their own backhaul circuits connecting the landing points of their external facilities with their external gateways.

   External Fixed Telecommunications Network Services

     On March 31, 1998, pursuant to the terms of the Framework Agreement, HKTI surrendered its exclusive license to provide all external telecommunications facilities in Hong Kong. In the second half of 1998, OFTA began issuing non-exclusive licenses to third parties to provide ETS utilizing IPLCs supplied by HKTI, effective January 1, 1999. The Hong Kong Government also announced that competition would be introduced in the market for external facilities from January 1, 2000. The licenses of the FTNS operators were amended on June 19, 1998 to include an authorization to provide external telecommunications services from January 1, 1999 and services via their own external telecommunications facilities from January 1, 2000.

     Pursuant to the Framework Agreement, a tripartite FTNS license was issued to HKTI, HKTC and a subsidiary of HKT, allowing the parties to provide both external telecommunications services and facilities.

     Upon the establishment of Reach and the acquisition of HKTI by Reach, the tripartite FTNS license held by HKTC, HKTI and a subsidiary of HKT, was individualized effective January 31, 2001 so that separate FTNS licenses were held by HKTC and HKTI, but not by the HKT subsidiary. HKTC’s FTNS license authorizes it to provide all local facilities and services and external telecommunications services on a wholesale and retail basis over external telecommunications circuits supplied to it by an authorized licensee.

   Local access charges and delivery fees for international services

     International traffic routes are classified by OFTA as either “Category A” or “Category B” routes. Category A routes are those routes where there is demonstrable price competition for wholesale services. Category B routes are those routes that do not meet the conditions to be classified as Category A. On December 30, 2002, the gateway price control on HKTI in the outgoing direction was lifted for all the routes.

     Concurrently with the 1999 introduction of International Simple Resale, or ISR, OFTA introduced a local access charge and modified delivery fee system effective January 1, 1999. Local access charges, or LAC, and modified delivery fees, or MDF, apply differently to Category A and Category B routes and differ as to whether the calls are incoming to Hong Kong or outbound from Hong Kong. These charges were designed to replace the then existing subsidy flows from external services to the domestic market. Under these charge arrangements, access fees flow from international service suppliers to domestic service suppliers upon whose network international calls either originate or terminate.

     For incoming traffic on Category A routes, HKTI pays a LAC (presently 10.6 cents per minute) to the local carrier that terminates the call on its network in Hong Kong. For incoming traffic on Category B routes, OFTA determines the MDF payable by HKTI to the local carrier for terminating incoming traffic in Hong Kong. The MDF is based on the existing international settlement rate and is therefore different for each external route. The MDF payout for incoming Category B traffic equals 50% of the sum of settlement inpayment (which is the settlement under the relevant accounting rate for inbound traffic) plus incoming LAC minus the costs of external switching and transmission.

     The ETS operators are also required to pay LAC to HKTC for the delivery of traffic over the local network. Currently, LACs at 12.1 cents and 12.6 cents per minute are charged for outgoing and incoming IDD calls, respectively. For IDD calls via a transit network, LAC is set at 10.6 cents per minute.

     On October 8, 2002, HKTC was declared non-dominant over all international routes. On August 25, 2003, all international routes were re-classified as Category A routes.

     On May 4, 2004, OFTA issued a determination of revised LAC rates proposed to be effective June 1, 2004. The revised LAC rates were 8.6 cents and 8.8 cents per minute for outgoing and incoming IDD calls, respectively, and 7.6 cents per minute for IDD calls delivered via a transit network. On May 27, 2004, in response to an application by HKTC, the High Court granted an interim stay of OFTA’s LAC determination, pending a judicial review. In June 2004, OFTA filed an application to the High Court to set aside the interim stay.

Retail international tariffs

     HKTC is no longer classified as dominant in the provision of international services, in both IDD and bandwidth services. Nevertheless, it must file maximum tariffs and abide by regulations prohibiting anti-competitive conduct under the terms of its FTNS license and the provisions of the Telecommunications Ordinance.

Class license

     In-building telecommunications systems are now authorized under a class license regime since 2002. Under this regime, a building’s owner is automatically licensed to establish, maintain and operate an in-building telecommunications system within the common parts of a building and to provide telecommunications services within the building. No public telecommunications service can be provided. HKTC, as a fixed telecommunications operator, continues to enjoy the right to building access and to interconnect with in-building systems on a non-discriminatory basis.

     The Wireless Local Area Network, or wi-fi, class licensing regime has been implemented since February 23, 2003, allowing operators meeting the license criteria to automatically provide wi-fi services that do not cross any public streets. As at May 31, 2004, there were 22 wi-fi class licensees.

   Exchange line tariffs

     Prior to the execution of the Framework Agreement, the Hong Kong Government subjected HKTC to strict price controls on its exchange line tariffs. The TA removed the caps on business exchange line tariffs effective July 1, 1998. In addition, the TA permitted HKTC to increase its residential line rental charge, subject to a price cap, over a period of three years ending January 1, 2001. HKTC increased its monthly charge for residential telephone lines from HK$68.90 to HK$90.00 effective September 1, 1999, and from HK$90 to HK$110 effective January 22, 2001. As at January 1, 2002, the price caps on maximum residential line tariffs expired.

     Notwithstanding the removal of these statutory price controls, HKTC may not offer to supply its fixed-line services at more or less than its approved tariff rates as long as it is the dominant supplier of a service, and in addition, it must obtain the TA’s approval for any discounting methodologies that it uses. The TA may disallow proposed variations in HKTC’s tariff terms and charges (both increases and decreases) based on competition law concerns (i.e., on the basis that the new tariff prevents or substantially restricts competition) and must accept or reject tariff applications within 45 days for new services and within 30 days for existing tariffed services.

     On August 8, 2003 and October 22, 2003, PCCW filed two applications to OFTA to remove its dominant status in the business and residential exchange line markets, respectively. In relation to these applications, OFTA issued two consultations in September 2003 and November 2003. It is anticipated that OFTA will announce its findings in the second half of 2004.

     On December 30, 2003 and January 6, 2004, we filed two appeals with the Competition Board in relation to the decisions of the TA disapproving HKTC’s applications for offers to the Immigration Department and Fire Services Department and KCRC, respectively, in response to their tenders for telecommunications services. The cases are scheduled to be heard by the Competition Board in July 2004.

   Interconnection and Facilities Sharing

     Under the terms of their licenses, HKTC and the other local fixed-line carriers are required to interconnect their services and networks with each other and with those of mobile and international carriers. The local fixed-line carriers are also required to share certain facilities where the sharing of those facilities is considered to be in the public interest. The TA may intervene if the parties cannot agree on the terms of interconnection or facilities sharing. Pursuant to various TA policy statements, HKTC entered into interconnection agreements with each of the other FTNS licensees in 1995.

     Pursuant to these TA policy statements, HKTC has also entered into commercial agreements with each of the other FTNS licensees, licensed in 1995, to provide them access to its copper local lines between the local exchange and customer sites for voice and premium services (transmission rates up to 144 kilobits per second). These narrowband unbundling arrangements allow customers to switch their direct network connection between HKTC and other fixed-line telecommunications licensees. The ability to provide direct connection to customers utilizing HKTC’s network enhances the potential for other FTNS licensees to provide services to more users.

     The Secretary for Commerce, Industry and Technology of the Hong Kong Government has initiated a public consultation for the purpose of reviewing policy on broadband and narrowband Type II interconnection (i.e., unbundling of local loop) due to the changing market landscape, the advent of new or improved technologies and the fact that seven years have passed since narrowband unbundling was implemented. The first consultation paper was published on May 23, 2003 and the second consultation paper was published on December 16, 2003. In the second consultation paper, the Hong Kong Government proposed to phase-out over a period no shorter than six years the Type II interconnection arrangement in light of the current market conditions. The Hong Kong Government is considering whether Type II interconnection to copper-based customers access network at telephone exchanges should be withdrawn in buildings connected by at least two self-built consumer access networks offering both narrowband and broadband services to the occupiers within the building. A three-year transition period and a subsequent three-year grandfathering period would attach to qualifying buildings. The Hong Kong Government anticipates this second round of consultation will be completed in 2004.

   Broadband interconnection

     In November 2000, the TA issued a statement on the regulatory framework for broadband interconnection, including the principles underlying the determination of broadband unbundled local loops arrangements and interconnection charges. Following the approval of OFTA, on October 19, 2001, HKTC published a new wholesale tariff which sets out the terms and conditions upon which other FTNS licensees can interconnect with HKTC’s copper local loops on an unbundled basis to provide broadband services. Prior to the filing and publication of that tariff, two other FTNS licensees requested that OFTA make a determination regarding the terms, conditions and rates for interconnection to HKTC’s broadband access line network. On May 15, 2002, the TA directed HKTC, as an interim measure, to promptly implement broadband Type II interconnection upon request, and HKTC has done so per the terms of its tariff as amended in August 2002.

     As to the determination requests, OFTA’s Interconnection Determination Committee released its preliminary analyses on February 24, 2003 and HKTC submitted further regulatory submissions responding to those preliminary analyses on May 7, 2003. HKTC has also filed a number of notices of appeal and judicial review applications relating to the determination process and decisions made to date by OFTA and the TA on that process. The hearing of the Judicial Review was conducted in March 2004. Judgment is expected to be made in mid-2004. The unbundling of HKTC’s broadband network could subject HKTC to additional competition and reduced margins on its narrowband and broadband services.

     In March 2002, OFTA completed a review of its interconnection charging principles initially established in 1995. In the Interconnection and Related Competition Issues Statement No. 7 (Second Version) published on March 18, 2002, OFTA indicated that in future determinations for narrowband and broadband interconnection, it would use a long run average incremental cost approach and apply a current cost standard subject to the use of historical cost on certain items (land, building, copper infrastructure pre-1995) to the costing of network assets. These charging principles will be reviewed as part of the unbundling consultation by the Hong Kong Government.

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

   International Telecommunications Networks

     Subject to the overseas regulatory requirements, the construction and operation of telecommunications networks and the provision of telecommunications services in foreign countries may require a variety of permits, licenses and authorizations in the ordinary course of business. In addition to telecommunications licenses and authorizations, we may be required to obtain environmental, construction, zoning and other permits, licenses and authorizations. The construction and operation of telecommunications facilities and the provision of telecommunications services may be subject to regulation in other countries at the national, state, provincial and local levels.

   The Internet and Electronic Commerce

     The laws relating to the provision of Internet services in the Asia-Pacific region vary substantially from country to country and are undergoing rapid development and change. In countries such as New Zealand, South Korea, Taiwan, Japan, Philippines, Malaysia and the PRC, the regulation of content, intellectual property rights, operation and ownership of telecommunications facilities and the provision of Internet and related services are subject to varying degrees of regulation. Regulatory schemes in each of these countries distinguish among the various types of content and information services, Internet and telecommunication services and other value added services. Some or all of our services may fall under a formal licensing system or may be subject to foreign ownership restrictions, content-based regulations or other legal restrictions. As we continue to expand into international markets, these laws will have an increasing impact on our operations. We do not know whether new or existing laws or regulations could have a material adverse effect on us or our ability to offer some or all of our services in any country.

   Internet Service Providers - Licensing

      The following is a brief summary of licensing regulations affecting ISPs in some of our key markets.

      Hong Kong

     Internet access services are “public non-exclusive telecommunication services” which require a Public Non-Exclusive Telecommunications Service, or PNETS, license issued by OFTA. PNETS licenses are renewable annually on payment of a nominal fee to OFTA, subject to any terms or conditions specified by OFTA. There were approximately 196 PNETS licenses for the operation of Internet access services as at May 31, 2004. The licenses are not transferable without OFTA’s prior written consent. Under the Telecommunications Ordinance, OFTA may suspend, cancel or withdraw a telecommunications license upon a breach by the licensee of the Telecommunications Ordinance or the terms and conditions of its license. In addition, the Chief Executive in Council may suspend or cancel a telecommunications license at any time if he considers that it is in the public interest to do so.

      Taiwan

     Under Taiwanese law, ISPs must obtain a Type II license from the Directorate General of Telecom, a division under the Ministry of Transportation and Communications to regulate the telecommunications sector. There are no foreign ownership restrictions on Type II enterprises. However, ISPs engaging in Internet backbone have to lease international circuits from fixed telecommunications network operators.

   Telecommunications Regulations in the PRC

      World Trade Organization

     Pursuant to the PRC’s commitments to the World Trade Organization, or WTO, on April 1, 2002, the PRC issued a catalogue and regulations for guiding foreign investment, which lists the industries in which foreign investment is encouraged, restricted or prohibited. Industries which are not listed shall initially be reviewed based on the industries listed in this catalogue. If no similar industry can be found, specific opinion on the permissibility of foreign investment in such industry must be obtained from the Ministry of Commerce. Telecommunications services have been moved from the prohibited category to the restricted category, which means that foreign companies will have a limited ability to invest in such industries subject to satisfaction of certain qualification requirements and compliance with application procedures of the Ministry of Information Industry and other governmental agencies.

     In accordance with the above catalogue, basic telecommunications services (which include fixed-line and mobile voice and data services, and domestic and international services) will be gradually opened to foreign participation up to a maximum of 49%. Value-added telecommunications services (which include paging services, internet access, internet content provision and internet data centers) will be gradually opened to foreign participation up to a maximum of 50%. Additionally, geographical restrictions are imposed upon such activities for the first six years from the PRC’s accession to the WTO.

     A number of new rules and regulations have been issued by the Ministry of Information Industry with the intention to set up a proper legal framework governing the telecommunication industry, among which the Telecom

Business Operation Licence Administration Rules and Telecom Business Classification Catalogue are of particular significance. Effective January 1, 2002, the Telecom Business Operation Licence Administration Rules set out the qualification requirements applicable to any telecommunications business operator conducting telecommunications business in the PRC and relevant license application and administration procedures. To further regulate the telecommunication business, the new Telecom Business Classification Catalogue, effective April 1, 2003, divides each of the basic telecommunications services and value-added telecommunications services into category I and II, respectively, for ease of supervision and administration. Telecommunications services which have a close relationship with national security and/or are of important economic significance are allocated to category I while those having relatively lower impact on the market fall into category II.

     However, even with the above new regulations, there are still ambiguities in these laws and regulations and uncertainties as to interpretation. Therefore, it is possible that interpretation and enforcement of such laws and regulations may change.

      The PRC and Hong Kong Closer Economic Partnership Arrangement, or CEPA

     On June 29, 2003, the PRC and Hong Kong entered into the CEPA in order to strengthen trade and investment cooperation between the PRC and Hong Kong and promote joint development of both sides, through the implementation of the following measures:

  progressively reducing or eliminating tariff and non-tariff barriers on substantially all trade in goods between the two sides;

  progressively achieving liberalization of trade in services through reduction or elimination of substantially all discriminatory measures; and

  promoting trade and investment facilitation.

     As committed in Annex 4 of CEPA, effective October 1, 2003, the PRC allowed Hong Kong service suppliers to establish joint venture enterprises in the PRC to provide the following five types of value-added telecommunications services as defined in the Telecom Business Classification Catalogue: Internet data center services, store and forward services, call center services, Internet access services and content services. Hong Kong service suppliers’ share of ownership in the above joint venture enterprises should not exceed 50% and there is no geographic restriction for the joint venture enterprises engaging in the value-added telecommunications services mentioned above.

     On February 13, 2004, PCCW Teleservices (Hong Kong) Limited, our wholly-owned subsidiary, was granted a CEPA certificate for the provision of value-added telecommunications services in the PRC under CEPA.

   Internet Content

     There is currently a small but growing body of laws and regulations in various jurisdictions directly applicable to Internet content. Due to the increasing popularity and use of the Internet, it is likely that a growing number of laws and regulations will be adopted in various jurisdictions with respect to user privacy, freedom of expression, intellectual property rights and information security. Some governments, including those of the PRC, Malaysia and Singapore, block websites whose content breaches their standards. Problematic content generally consists of political speech, pornography and any content that may be deemed to have the effect of harming the society or the culture of a country, as such concepts are defined by the regulators.

C. Organizational Structure

      On June 12, 2003, we announced that we had been informed that Pacific Century Regional Developments Limited, or PCRD, has ceased to account for us as a subsidiary and will now treat our company as an associated company.

We are a holding company for the following significant subsidiaries as at December 31, 2003:

Name of company	Place of incorporation	Equity interest attributable to PCCW

PCCW-HKT Limited	Hong Kong	100%
PCCW-HKT Telephone Limited	Hong Kong	100%
PCCW-HKT Business Services Limited	Hong Kong	100%
PCCW-HKT Consumer Services Limited	Hong Kong	100%
PCCW-HKT Network Services Limited	Hong Kong	100%
PCCW-HKT Products & Services Limited	Hong Kong	100%
PCCW Teleservices (Hong Kong) Limited	Hong Kong	100%
PCCW Teleservices Operations (Hong Kong) Limited	Hong Kong	100%
Cascade Limited	Hong Kong	100%
PCCW IMS Limited	Hong Kong	100%
Pacific Century Systems Limited	Hong Kong	100%
Corporate Access Limited	Cayman Islands	100%
BtN Access (HK) Limited	Hong Kong	100%
Beyond The Network Limited	Hong Kong	100%
Beyond the Network America, Inc.	United States	100%
PCCW (Beijing) Limited	The PRC	100%
Omnilink Technology Limited	British Virgin Islands	76.43%
Unihub China Information Technology Company Limited	The PRC	38.20%
Unihub Limited (formerly PCCW Business eSolutions (HK) Limited)	Hong Kong	100%
PCCW Business eSolutions Limited	Hong Kong	100%
PCCW Corporate Solutions (Guangzhou) Limited	The PRC	100%
PCCW Powerbase Data Center Services (HK) Limited	Hong Kong	100%
Power Logistics Limited	Hong Kong	100%
PCCW Directories Limited	Hong Kong	100%
ChinaBiG Limited	Hong Kong	62.31%
iLink Holdings Limited	Cayman Islands	100%
SecureNet Asia Limited	Hong Kong	100%
Cyber-Port Limited[1]	Hong Kong	100%
Beijing Jing Wei House and Land Estate Development Co., Ltd.[1]	The PRC	100%
Partner Link Investments Limited[1]	British Virgin Islands	100%
Ripley Investments Limited	Hong Kong	100%
PCCW Facilities Management Limited[1]	Hong Kong	100%
JALECO LTD. (formerly Pacific Century CyberWorks Japan Co., Ltd.)	Japan	76.13%
Taiwan Telecommunication Network Services Co., Ltd.	Taiwan	56.56%
UK Broadband Limited (formerly Poundradio Limited)	U.K.	100%

Note:

1.	As discussed in “Item 4.B. Business Overview — Infrastructure”, on May 10, 2004, DFG’s acquisition of the property assets and related businesses of our Infrastructure division became unconditional and DFG was renamed PCPD. As at May 31, 2004, we owned approximately 79.99% of PCPD.

D. Property, Plant and Equipment

     Our properties consist primarily of our telecommunications network assets located in Hong Kong and our investment properties located in Hong Kong and the PRC. The table below shows the net book value of our fixed assets at December 31, 2003.

Net Book Value (HK$ million)
Investment properties	5,880
Land and buildings	3,087

Net Book Value (HK$ million)
Exchange equipment	4,130
Transmission plant	5,814
Other plant and equipment	1,488
Projects under construction	1,141

Total	21,540

     Our principal plant and equipment consist of transmission plant and exchange equipment (including switches, computer hardware, back-up power plant etc.) and connecting lines (including cable ducting, copper and fiber optic cabling and poles). As at December 31, 2003, the total gross floor area of our owned operating facilities is approximately 251,407 square meters. In addition, we occupy approximately 39,452 square meters of leased premises. Leasehold land and buildings principally consist of local telephone exchanges, which in certain cases include engineering facilities or administrative offices, technical and administration centers and data center and Internet web hosting facilities. Nearly all of the leases relating to such exchanges and centers are special purpose leases granted by the Hong Kong Government which contain restrictions on their use for other purposes and on their transfer. The majority of these leases do not expire before 2025. We did not pledge any of our land or buildings as security for our bank borrowings as at December 31, 2003. We consider that our properties, plant and equipment are suitable and adequate for the provision of our range of telecommunications services.

     Our investment properties (which are described under “Item 4.B. Business Overview—Infrastructure”), include our headquarters building, PCCW Tower in Hong Kong, which is held on a long-term lease and Pacific Century Place in Beijing which is held on a medium-term lease. The total gross floor area of our investment properties is approximately 209,696 square meters and 1,066 car park spaces. Approximately HK$3,737 million of the investment properties were mortgaged as collateral for certain of our bank borrowings as at December 31, 2003.

     We also hold leasehold land in Hong Kong for development purposes and hold properties under development for investment and sale. None of the properties under development for investment was pledged as security for our bank borrowings as at December 31, 2003.

     We are also developing the Cyberport project in Hong Kong and the provision of the NETVIGATOR wireless broadband service in the U.K. which are described in Item 4.B. above.

     We are subject to various environmental laws. Compliance with such laws has not, and in our opinion, is not expected to have, a material adverse effect upon our utilization of the assets, capital expenditures, earnings or competitive position.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis are based on, and should be read in conjunction with, our consolidated financial statements and related notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in Hong Kong dollars in accordance with HK GAAP and applicable local laws and regulations. HK GAAP differs in certain material respects from US GAAP. These differences are described in note 43 to our consolidated financial statements.

Overview

     We are the largest telecommunications service provider in Hong Kong and one of Asia’s leading integrated communications companies, with turnover for the year ended December 31, 2003 of HK$22,550 million. During the last four years, we have transformed ourselves from a predominantly Internet-focused business into a broad-based integrated communications company. The foundation for this transformation came with our acquisition of HKT, which became effective on August 17, 2000. As a result, our audited consolidated results include the results of HKT since August 17, 2000.

In addition to the financial performance described in the following discussion and analysis, our management also reviews key performance indicators for each of our business segments. These include the numbers of our exchange lines in service, IDD traffic volumes, the quantity of international bandwidth sold, the numbers of broadband and narrowband Internet access customers, as well as our market share for each of these performance indicators. See “Item 4.B. Business Overview”.

Business Segments

Our business comprises the following principal segments:

  Telecommunications Services, or TSS — We are Hong Kong’s leading provider of fixed-line telecommunications services, which include Internet access, pay television and multimedia content.

  Business eSolutions — We offer systems integration, applications development, network integration and application-management services, IT solutions, business broadband Internet access, hosting and facilities management services and Internet data centers within Hong Kong, the PRC and Taiwan.

  Infrastructure covers our property portfolio in Hong Kong, such as the Cyberport development, and the PRC. On May 10, 2004, certain property assets were transferred to PCPD, the shares of which are listed on SEHK. As at May 31, 2004, we held approximately 79.99% of the issued share capital of PCPD.

  Others includes our overseas and other investments.

     In addition, through a strategic alliance with Telstra, we own a 50% interest in Reach, which provides wholesale international communications infrastructure services primarily within the Asia region. We sold our 40% equity interest in RWC to Telstra on June 28, 2002. See “Item 4.B. Business Overview — Alliances — Telstra Alliance”.

   Impact of the Liberalization of Hong Kong’s Telecommunications Markets

     Our business is strongly influenced by the regulatory regime applicable to telecommunications service providers in Hong Kong and a number of structural changes that resulted from the liberalization of Hong Kong’s telecommunications market.

     International Competition. International facilities-based competition was introduced from January 1, 2000, which enabled licensed carriers to install their own international facilities and enabled service providers to purchase wholesale switched minutes and leased circuit capacity from international carriers other than HKTI. Together with further reductions in international accounting rates, international facilities-based competition has had the effect of reducing further the retail and wholesale prices for international calls and bandwidth on certain routes. Consequently, the turnover for both outgoing and incoming services has been adversely affected.

     Domestic Competition. Competition in the domestic fixed-line market has intensified since 2000. This was primarily due to five factors:

  relative price differentials between our products and services and those of our competitors;

  local network buildouts by our competitors;

  the continuation by the regulator of a local loop unbundling policy;

  the regulation of HKTC as a dominant service provider with the result that HKTC is unable to flexibly price its services; and

  increasing substitution of mobile service for fixed-line service.

     This situation has caused our share of the domestic fixed-line market to decrease, adversely affecting turnover from these services.

     We continue to seek reform of the Hong Kong Government’s policies that we believe have unfairly restricted our ability to compete, in particular the compulsory provision of unbundled local loops to our competitors and the regulation of HKTC as a dominant service provider. See “Item 4.B. Business Overview — Regulation”.

Development of Reach

     Reach is currently operating in an extremely difficult market environment, which has been adversely affected by a number of factors, including:

  the world economic downturn and slower than expected growth in demand for cross-border communications infrastructure services;

  the resultant oversupply of infrastructure and capacity in Asia and worldwide; and

  competitors emerging from bankruptcy, or other financial difficulties, and adopting aggressive pricing strategies to gain market share.

     We and Telstra have historically been substantial acquirers of cross-border communications infrastructure services supplied by Reach and expect to continue to require these services to support our domestic businesses. Without access to these services, our business could suffer in the short to medium term, particularly if a market recovery should occur and suppliers of such services were to take advantage of stabilizing prices and resurgent demand. Demand from the two shareholders amounted to approximately one-third of Reach’s overall business during 2003, with the remaining two-thirds from other regional and international carriers.

     Our purchase of international connectivity services from Reach Networks for the year ended December 31, 2003 was approximately HK$1,036 million compared to approximately HK$1,443 million and HK$1,700 million in 2002 and 2001, respectively.

     In view of the continuing difficult and volatile trading conditions in which Reach operates, we announced on February 20, 2003 that we had performed a preliminary review of Reach in accordance with the requirements of SSAP 31 — “Impairment of assets”, to ascertain whether there had been an impairment in the total investment cost in Reach as at December 31, 2002. Based on the results of this review, we believed that an impairment loss of HK$8,263 million should be recognized for the goodwill attributable to our investment in Reach and such amount was included in the consolidated loss attributable to our shareholders for the year ended December 31, 2002. In 2003, we conducted a further impairment assessment of our interests in Reach and made a full provision for impairment of our entire interest in Reach as at December 31, 2003, including the amounts paid by us under the capacity prepayment agreement, and a loss of HK$4,159 million was recognized in our consolidated income statement for the year ended December 31, 2003.

     On April 15, 2003, Reach and its lenders amended the terms of Reach’s US$1,500 million syndicated term loan facility effective April 25, 2003. The key elements of the amendments were:

  Rescheduling of the principal amount outstanding so that, instead of being repayable in three installments in February 2004, 2006 and 2008, respectively, it was repayable in a single payment on December 31, 2010;

  Prepayment by a wholly-owned subsidiary of Reach of US$300 million (HK$2,340 million), thereby reducing the principal amount outstanding to US$1,200 million (approximately HK$9,360 million), together with the retention of US$50 million (HK$390 million) which is to be deposited by a wholly-owned subsidiary of Reach into a separate account and which would be available for use by members of Reach for possible future working capital and interest payment purposes;

  Interest on the remaining loan would be at the London inter-bank offered rate, or LIBOR, plus 250 basis points, with a step up from January 1, 2008 to 350 basis points unless the balance of the loans has been reduced to less than US$900 million (approximately HK$7,020 million);

  Removal of all financial ratio covenants;

  Excess cash flow of Reach would be shared between the lenders under the amended loan facility (who will receive 50% of such excess cash flow), in the form of early repayment of the principal amount outstanding and us and Telstra (who will each receive 25% of such excess cash flow), in the form of reducing the outstanding capacity prepayments (see “Capacity Prepayment Agreement” below), after which excess cash flows will be directed to repayment of the remaining principal amount outstanding; and

  Certain subsidiaries of Reach were required to provide security to the lenders under the amended loan facility. The amended loan facility will remain non-recourse for us and Telstra.

     On June 17, 2004, we and Telstra agreed to purchase the entire outstanding portion of US$1,200 million of the debt under the Reach Term Facility for approximately US$311 million (approximately HK$2,425 million) in consideration for, among other things, the complete release of all of the obligations of Reach and its subsidiaries, or the Reach Group, and certain related parties of the Reach Group, by the lenders under the facility. We and Telstra paid equal proportions of approximately US$155.45 million (approximately HK$1,213 million) to purchase this debt on June 18, 2004. The Reach Term Facility will be repayable in full by Reach on December 31, 2010. The interest payable under this facility will be LIBOR plus 250 basis points. The interest payable on the purchased debt will be suspended for a period of up to six months from June 18, 2004, and no decision has been made as to the appropriate basis on which interest should be calculated following such period.

     As part of the refinancing arrangement of Reach, on June 17, 2004, we and Telstra agreed to provide Reach with the Reach Working Capital Facility. We and Telstra will each contribute up to US$25 million (approximately HK$195 million) to this facility. The facility will be payable in full by Reach on December 31, 2007. The interest payable under this facility will be LIBOR plus 250 basis points. Our purchase of the debt under the Reach Term Facility and our contribution to the Reach Working Capital Facility was funded from our internal resources.

     Capacity Prepayment Agreement. On April 15, 2003, we, HKTC and Telstra entered into a capacity prepayment agreement with Reach and certain of its subsidiaries in accordance with the terms of existing connectivity agreements with Reach Networks and to each make a payment of US$143 million (approximately HK$1,115 million) (in aggregate US$286 million (approximately HK$2,231 million)) for the pre-purchase of capacity to be used in the future. The payments (which will be compounded to reflect the time value of money) are to be applied against the cost of the services and capacity supplied to Telstra and us by the Reach Group as and when the Reach Group has available surplus cash in accordance with a prescribed formula. Because it is uncertain when, if ever, Reach will have available surplus cash in accordance with such prescribed formula, we have fully written off this asset. This agreement was amended and restated on June 17, 2004 in connection with the purchase of the outstanding debt under the Reach Term Facility by Telstra and us.

     For risks related to Reach, see “Item 3.D. Risk Factors — We will be susceptible to risks associated with Reach, our primary international connectivity services provider”.

   Debt Financing

     As at December 31, 2003, we had net cash1 of HK$5,375 million and gross long-term debt of HK$34,506 million compared to HK$8,447 million and HK$41,366 million, respectively, as at December 31, 2002. Therefore, net debt2 decreased by 11% to HK$29,131 million as at December 31, 2003 from HK$32,919 million as at December 31, 2002.

     For more detailed descriptions of our major borrowings, see below “Liquidity and Capital Resources — Debt Financing”.

   Credit Ratings of HKTC

     In July 2001, HKTC was assigned investment grade ratings with a stable outlook by Moody’s Investors Service, or Moody’s, (Baa1) and Standard and Poor’s Ratings Services, or S&P, (BBB).

     In September 2002, S&P affirmed its BBB corporate credit rating on HKTC and revised upward its outlook on HKTC to positive from stable. HKTC maintained an investment-grade credit rating from Moody’s of Baa1 with a stable outlook.

     In May 2003, subsequent to a review of our overall strategy as well as the underlying performance of its core business, S&P reaffirmed its BBB corporate credit rating on HKTC and maintained its outlook as positive while

[1] This measure is defined and reconciled to a GAAP measure in Appendix A of this section.
[2] This measure is defined and reconciled to a GAAP measure in Appendix A of this section.

Moody’s downgraded the senior unsecured debt ratings of HKTC to Baa2 from Baa1, with the rating outlook maintained at stable.

      In July 2003, Fitch Ratings assigned HKTC an investment grade rating of BBB+ with a stable outlook.

   Description of Certain Items in Consolidated Financial Statements

      Turnover

     Turnover from TSS consists of turnover from local telephony services, turnover from local data services, turnover from international telecommunications services and turnover from other services:

  Turnover from local telephony services consists of turnover from local exchange line services, value-added services and interconnection and network access services for traffic carried for other local operators and service providers. Interconnection fees include fees for the delivery of traffic and fees for the physical interconnection of facilities as determined by OFTA or by commercial agreements between us and other local carriers.

  Turnover from local data services consists of turnover from the provision of data and network services, wholesale broadband access lines and retail consumer Internet access services utilizing our fiber optic network and digital subscriber line technology.

  Turnover from international telecommunications services consists of turnover from retail IDD, retail international data services and delivery fees for the origination and termination of international calls on our network.

  Turnover from other services consists primarily of turnover from the sale of network equipment, CPE and connectivity products, fees for technical and maintenance subcontracting services and income from our contact centers unit.

     Turnover from Business eSolutions consists of turnover from provision of IT services under the new brand name “UniHub”, retail business broadband Internet access services and our directories businesses, PCCW Directories in Hong Kong and ChinaBiG in the PRC. During 2002, our Internet data center operations were integrated into the Business eSolutions segment.

     Turnover from Infrastructure consists of amounts received and receivable from sales of properties, amounts received and receivable from rental of investment properties and turnover from property construction and management.

      Turnover from Others includes turnover from our businesses in Taiwan, JALECO and Internet services.

      Eliminations consist of turnover from transactions between or across different business segments.

      See note 5(a) of our consolidated financial statements.

      Cost of Sales

     Cost of sales consists of costs for international voice and data services primarily to Reach and its affiliates, disbursements for international interconnection services to other operators for access to, and use of, their networks and certain costs related to promotional programs. Cost of sales also includes cost of CPE sold, cost of property sold and cost of infrastructure work completed for our Cyberport project. Certain construction and establishment costs of the Cyberport project previously capitalized were recognized as cost of sales during 2003.

      General and Administrative Expenses

      The principal components of general and administrative expenses include staff costs, repairs and maintenance costs, rent, rates and utilities, publicity and promotion, professional and consulting fees and subcontracting costs.

      Profit/(Loss) from Operations

     Profit/(loss) from operations is profit/(loss) after deducting cost of sales, general and administrative expenses, provisions for impairment losses, restructuring costs and adjusted for other income and net gains/(losses) on investments.

      Adjusted EBITDA

     Adjusted EBITDA represents earnings before interest, taxation, depreciation, amortization, loss on disposal of fixed assets, net gains/(losses) on investments, provisions for impairment losses, restructuring costs, impairment losses on interests in jointly controlled companies and associates, net losses on disposal of interests in RWC and MobileOne, other income and our share of results of jointly controlled companies, associates and unconsolidated subsidiaries. While adjusted EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with HK GAAP and should not be considered as representing net cash flows from operating activities. The computation of our adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is reconciled to GAAP measures in Appendix A of this section.

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

     Infrastructure segment revenues include income arising from the pre-sale of properties under development. This revenue is recognized on the percentage of construction completion basis when legally binding unconditional sales contracts are signed and exchanged, provided that the construction work has progressed to a stage where the ultimate realization of profit can be reasonably determined and on the basis that the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development. In this regard, the pre-sales of the Residential Portion of the Cyberport project commenced in early 2003. We have made certain assumptions concerning the state of completion of properties subject to pre-sale and the estimated costs to be incurred to completion that could be material to our financial statements.

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

   Deferred Taxation

     While deferred tax liabilities are provided in full on all taxable temporary differences, deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. In assessing the amount of deferred tax assets that need to be recognized, we consider future taxable income and ongoing prudent and feasible tax planning strategies. In the event that our estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of our ability to utilize the tax benefits of net operating loss carryforwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

   Impairment of Assets

     At each balance sheet date, we review internal and external sources of information to identify indications that fixed assets, investments in subsidiaries, associates and jointly controlled companies, intangible assets and goodwill may be impaired or an impairment loss previously recognized no longer exists or may have decreased. If such an indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognized in the income statement whenever the carrying amount of an asset exceeds its recoverable amounts.

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

     If an indication of impairment is identified, such information is further subjected to an exercise that requires us to estimate recoverable value, representing the greater of the net selling price of such asset or its value-in-use. Depending on our assessment of the overall materiality of the asset under review and complexity of deriving reasonable estimates of the recoverable value, we may perform such assessment utilizing internal resources or we may engage external advisors to counsel us in making this assessment. Regardless of the resources utilized, we are required to make many assumptions to make this assessment, including the utilization of such asset, the cash flows to be generated, appropriate market discount rates and the projected market and regulatory conditions. Changes in any of these assumptions could result in a material change to future estimates of the recoverable value of any asset.

   Provisions

     We recognize provisions when we have a present obligation (legal or constructive) as a result of a past event and we believe it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The recording of provisions requires the application of judgments about the ultimate resolution of these obligations. As a result, provisions are reviewed at each balance sheet date and adjusted to reflect our current best estimate.

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

     Changes in any of the assumptions made in computing the retirement scheme costs could have an impact on various components that comprise these expenses. Factors to be considered include the strength or weakness of the investment markets, changes in the composition of the employee base, fluctuations in interest rates and significant employee hirings and downsizings.

Critical Accounting Policies under US GAAP

     In addition to the above accounting policies, in connection with the preparation and reconciliation of our financial statements in accordance with US GAAP, we believe the following additional accounting policies are critical. See “—Differences Between Hong Kong (HK) and United States (US) GAAP”.

   Goodwill and Intangible Assets with Indefinite Lives

     We adopted Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets”, on January 1, 2002 and ceased to amortize goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that goodwill and other indefinite lived intangible assets be tested for impairment at least annually using a two-step approach at the reporting unit level. The first step screens for potential impairment if the fair value of the reporting unit, including goodwill and intangible assets, is less than its carrying value. The determination of fair value of each reporting unit, which requires significant judgment, is generally based on the present value of future cash flows. The second step measures the amount of impairment by comparing the fair values to the book values of the reporting units’ goodwill and intangible assets. The fair value of goodwill is determined based upon the differences between the fair value of the reporting unit and the net of the fair values of the identifiable assets and liabilities of the reporting unit. The fair value of indefinite lived intangible assets is determined based on expected discounted future cash flows. If the fair value of goodwill and other indefinite lived intangible assets are less than their book values, the differences are recorded as impairment charges.

     Upon adoption of SFAS No. 142, we carried out an assessment of impairment of goodwill as at January 1, 2002. The implied carrying value of goodwill was derived from allocating the fair values of the reporting units to identifiable tangible and intangible assets of those reporting units as if a purchase price allocation using the fair value of the reporting units as the purchase consideration had occurred on January 1, 2002. We have also performed an annual impairment review as at December 31, 2002 and 2003. In performing the impairment assessment as at January 1, 2002 as well as the annual impairment assessments thereafter, the determination of fair value of reporting units, identifiable assets and liabilities is a critical element of the process. We may determine such fair values utilizing internal resources or we may engage external advisors to counsel us in making the determinations. Regardless of the resources utilized, we are required to make significant judgments and assumptions on, among others, the use of assets, cash flows to be generated, projected market and regulatory conditions and appropriate market discount rates. Changes in any of these assumptions could result in a material change to estimates of the fair value of goodwill and intangible assets with indefinite lives which would impact the amount of impairment charges recorded.

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

     Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized and the use of different pricing models or assumptions could produce different financial results. To the extent financial contracts have extended maturity dates, our estimates of fair value may involve greater subjectivity due to the low level of availability of transparent market data upon which to base modeling assumptions.

Results of Operations

      We describe below our results of operations for the three years ended December 31, 2003, 2002 and 2001.

   Basis of Presentation

     The financial data presented in the table below does not consolidate HKT’s international telecommunications network backbone business and wireless communications business for each of 2001, 2002 and 2003, since these businesses were contributed to business ventures with Telstra. We accounted for our investment in HKT’s international telecommunications network backbone business under HK GAAP using the equity method of accounting, reflecting 100% of our interest in the HKT subsidiaries operating this business from August 17, 2000 to the date of formation of Reach. Upon the formation of Reach in February 2001, we began to account for our 50% interest in Reach under the equity method of accounting. The 60% interest in HKT’s Hong Kong wireless communications business purchased by Telstra in February 2001 was accounted for using the cost method of accounting from August 17, 2000 until its disposal on February 1, 2001. The remaining 40% interest retained by us was accounted for using the equity method of accounting from August 17, 2000 until its disposal on June 28, 2002. Even though we only hold an effective 38.2% interest of UCITC, we account for UCITC as a consolidated subsidiary because we control UCITC.

Consolidated Profit and Loss

	For the year ended December 31,

	2003	2002	2001

	(HK$ million)
HK GAAP
Turnover	22,550	20,112	21,959

Operating profit before net gains on investments, provisions
for impairment losses and restructuring costs	4,339	5,212	4,774
Gains on investments, net	407	13	767
Provisions for impairment losses	(2,452)	(534)	(91)
Restructuring costs	(38)	(311)	—

Profit from operations	2,256	4,380	5,450
Finance costs, net	(2,117)	(1,997)	(3,056)
Share of results of jointly controlled companies	(891)	550	523
Share of results of associates	65	281	158
Share of results of unconsolidated subsidiaries	—	—	152
Impairment losses on interests in jointly controlled companies
and associates	(4,464)	(8,263)	—

	For the year ended December 31,

	2003	2002	2001

	(HK$ million)
Losses on disposal of interests in RWC and MobileOne, net	—	(1,433)	—

(Loss)/Profit before taxation	(5,151)	(6,482)	3,227
Taxation	(1,165)	(1,406)	(1,982)

(Loss)/Profit after taxation	(6,316)	(7,888)	1,245
Minority interests	216	126	98

(Loss)/Profit for the year attributable to shareholders	(6,100)	(7,762)	1,343

     Operating profit before net gains on investments, provisions for impairment losses and restructuring costs was primarily derived by reducing turnover by cost of sales and general and administrative expenses, as set forth in the table below.

	For the year ended December 31,

	2003	2002	2001

	(HK$ million)
HK GAAP
Turnover	22,550	20,112	21,959
Cost of sales	(8,730)	(5,295)	(6,855)
General and administrative expenses	(9,481)	(9,605)	(10,369)
Other income	—	—	39

Operating profit before net gains on investments, provisions for
impairment losses and restructuring costs	4,339	5,212	4,774

   Consolidated Results for Year ended December 31, 2003 Compared To Year ended December 31, 2002

     The table below sets forth financial data with respect to turnover by business unit and adjusted EBITDA, excluding Reach, for the years ended December 31, 2003 and 2002.

	2003	2002	Increase/ (Decrease)

	(HK$ million)	(HK$ million)

Turnover
TSS	16,572	18,007	(8)%
Business eSolutions	2,326	2,234	4%
Infrastructure	4,600	685	572%
Infrastructure ex-Residence
Bel-Air	489	685	(29)%
Residence Bel-Air	4,111	—	—
Others	426	793	(46)%
Eliminations	(1,374)	(1,607)	(14)%

Total Turnover	22,550	20,112	12%

Adjusted EBITDA	7,372	8,120	(9)%
Depreciation and amortization	(2,888)	(2,832)	2%
Loss on disposal of fixed assets	(145)	(76)	91%

Operating Profit(1)	4,339	5,212	(17)%

Adjusted EBITDA Margin (2)	33%	40%

(1) Operating profit before net gains on investments, provisions for impairment losses and restructuring costs.

(2)	Turnover from Residence Bel-Air in 2003 was HK$4,111million compared to zero in 2002. The adjusted EBITDA margin of Residence Bel-Air was negligible in 2003. This caused our adjusted EBITDA margin to decrease in 2003 compared to 2002. Excluding the impact of Residence Bel-Air, our adjusted EBITDA margin in 2003 was stable compared to 2002.

      Turnover

     Total turnover increased 12% to HK$22,550 million in 2003 primarily due to a 572% increase in turnover of our Infrastructure segment to HK$4,600 million and a 4% increase in turnover of our Business eSolutions segment to HK$2,326 million. This was partially offset by a 8% decrease in turnover of our TSS segment to HK$16,572 million and a 46% decrease in turnover of our Others segment to HK$426 million.

      Telecommunications Services, or TSS

     The table below sets forth the unaudited financial data with respect to turnover of TSS for the years ended December 31, 2003 and 2002:

	2003	2002	Increase/ (Decrease)

	(HK$ million)	(HK$ million)

Local Telephony Services	6,024	6,849	(12)%
Local Data Services	4,396	4,457	(1)%
International Telecommunications Services	2,970	3,557	(17)%
Other Services	3,182	3,144	1%

Total Turnover	16,572	18,007	(8)%

     Turnover from TSS decreased by 8% to HK$16,572 million in 2003 from HK$18,007 million in 2002. This was mainly due to a reduction in our market share in fixed-line resulting from increasing market competition and the significant pricing pressure in the traditional local data and international telecommunications markets. The turnover decline was partially offset by turnover growth from broadband Internet access services and an increase in turnover from wholesaling local access lines in 2003 as compared to 2002.

     Local Telephony Services. Turnover from local telephony services decreased by 12% to HK$6,024 million in 2003 from HK$6,849 million in 2002. This primarily reflected a reduction in the overall number of direct exchange lines in service operated by us and lower interconnection fee turnover due to a rate reduction by OFTA in October 2003, partially offset by an increase in turnover from wholesaling local access lines to other fixed-line operators.

     The decline in the number of direct exchange lines in service we operated during 2003 was due to a combination of factors including increasing competition from other fixed-line operators, softening of the Hong Kong economy and users substituting exchange lines with broadband access lines and wireless telecommunications services.

     We have maintained a leading share in Hong Kong’s fixed-line telecommunications market notwithstanding a number of challenging factors that have caused our market share to decline. These factors include increasing liberalization of the fixed-line market since 1995, and further full liberalization since the beginning of 2003; competition from other fixed-line operators; substitution by broadband access lines and wireless telecommunications services; and continuing softening in the Hong Kong economy. We continue to launch innovative products and value-added services in an effort to retain and win back customers and maintain our premium pricing and leading market share.

     According to industry statistics provided by OFTA, the overall fixed-line telecommunications market contracted by approximately 1% in 2003 and approximately 2% in 2002. Based on our estimates and OFTA’s statistics, we had approximately 73% of total market share as at December 31, 2003, 73% in the residential sector and 73% in the business sector. As at December 31, 2002, we had approximately 82% total market share, 84% in the residential sector and 79% in the business sector. The total number of our exchange lines decreased by 11% to approximately 2,779,000 as at December 31, 2003 from approximately 3,138,000 as at December 31, 2002. The total number of our residential exchange lines decreased to approximately 1,543,000 as at December 31, 2003 from approximately 1,802,000 as at December 31, 2002 and the total number of our business exchange lines in service decreased to approximately 1,236,000 as at December 31, 2003 from approximately 1,336,000 as at December 31, 2002.

     Local Data Services. Local data services turnover decreased to HK$4,396 million in 2003 compared to HK$4,457 million in 2002. This decrease was primarily due to a decrease in turnover from the provision of local area and wide area, or LAN and WAN, corporate networks and high-speed, high-volume data transmissions from mobile telephone operators and ISPs as a result of intense pricing pressure. This decrease was partially offset by an increase in turnover from broadband Internet access services.

     International Telecommunications Services. International telecommunications services turnover decreased approximately 17% to HK$2,970 million in 2003 from HK$3,557 million in 2002. The international telecommunications markets for both voice and data services continued to be intensely competitive in 2003, with decreased retail prices more than offsetting increased traffic volumes. Our retail IDD minutes increased by approximately 18% in 2003 to 1,226 million minutes compared to 1,041 million minutes in 2002.

     Sales of our IPLC bandwidth increased to 1,592 Megabits per second, or Mbps, in 2003 compared to 855 Mbps in 2002. Unit prices of IPLC and other managed data products were lower than those in 2002, in line with the general global market trend. There was also a decrease in our delivery fee turnover as more international traffic was carried by mobile operators than over our network.

     Other Services. Turnover from other services increased to HK$3,182 million in 2003 compared to HK$3,144 million in 2002. The increase was primarily due to an increase in turnover from the provision of connectivity products and services including IP-based end-to-end communications and the sale of CPE. These factors more than offset the decrease in turnover from maintenance subcontracting services and our contact centers business.

      Business eSolutions (including UniHub)

      Business eSolutions turnover in 2003 increased 4% to HK$2,326 million from HK$2,234 million in 2002.

     Turnover from UniHub, our IT services business (including Internet data centers), increased 9% to HK$1,525 million in 2003 from HK$1,397 million in 2002. This increase was primarily driven by an increase in business in the PRC. Our IT services business in Hong Kong, however, was affected by the outbreak of SARS during the year.

     For some of our completed and ongoing IT contract work, see “Item 4.B. — Business Overview — Business eSolutions”.

     Turnover from business broadband Internet access services remained flat at HK$530 million in 2003 compared to HK$531 million in 2002.

     Turnover from our directories businesses decreased to HK$271 million in 2003 from HK$306 million in 2002. The unfavorable economic conditions in Hong Kong resulted in lower advertising turnover.

      Infrastructure

     Infrastructure turnover (excluding Residence Bel-Air) decreased to HK$489 million in 2003 from HK$685 million in 2002. This decrease was primarily due to lower average rental rates of our investment properties which was in line with trends in the Hong Kong real estate market. In addition, in 2002, we recorded a one-off turnover of HK$83 million which included infrastructure work completed for the Cyberport development and turnover recorded from the sale of certain properties in the PRC.

     All 1,204 units of the first and second phases of the Residential Portion at Cyberport were sold. We recorded turnover of HK$4,111 million in 2003 compared to zero in 2002, based on the percentage of completion method. As a result, infrastructure turnover as a whole increased to HK$4,600 million in 2003 from HK$685 million in 2002. Construction of the Residential Portion commenced in 2002 and is expected to be completed in phases between 2004 and 2007. For further discussions of Cyberport, see “Item 4. Information On Our Company B. Business

Overview — Infrastructure — Cyberport”.

      Others and Eliminations

      Turnover from others decreased 46% to HK$426 million in 2003 compared to HK$793 million in 2002.

     Turnover from TTNS was lower after exiting certain unprofitable products and services. SARS and intense competition resulting in lower product prices both had an impact on demand for our telecommunications and CPE businesses in Taiwan.

     During 2003, JALECO restructured its gaming business and exited certain legacy businesses. Turnover in 2003 was lower as a result of the delay in development and launch of certain game software.

     Eliminations decreased to HK$1,374 million in 2003 from HK$1,607 million in 2002 and were predominantly related to internal charges for communications services consumed, IT support and computer system network charges, customer support services and rental charges between our business units.

      Cost of Sales

     Total cost of sales in 2003 were HK$8,730 million compared to HK$5,295 million in 2002. Certain construction and establishment costs of the Cyberport project previously capitalized were recognized as cost of sales during the year reflecting the commencement of pre-sales of Residence Bel-Air.

     TSS cost of sales decreased to HK$3,788 million in 2003 compared to HK$3,993 million in 2002. This was primarily due to a decline in wholesale international voice and data disbursements, which was partially offset by customer acquisition costs incurred in the second half of 2003 in relation to new products and services launched.

      General and Administrative Expenses

     The table below sets forth unaudited financial data for general and administrative expenses for the years ended December 31, 2003 and 2002:

	2003	2002	Increase/ (Decrease)

	(HK$ million)	(HK$ million)

Staff compensation expense(1)	3,150	3,766	(16)%
Repair and maintenance	423	443	(5)%
Other general and administrative
expenses	2,875	2,488	16%

General and administrative expenses
before depreciation and
amortization	6,448	6,697	(4)%
Depreciation and amortization	2,888	2,832	2%
Loss on disposal of fixed assets	145	76	91%

General and administrative
expenses	9,481	9,605	(1)%

(1)	HK$56 million paid to subcontracting companies formed in 2002 was reclassified as other general and administrative expenses from staff compensation expense.

     General and administrative expenses before depreciation and amortization decreased 4% to HK$6,448 million in 2003 from HK$6,697 million in 2002.

     As a result of strategic realignment plans and efficiency programs implemented in 2002 and early 2003, staff compensation expense decreased substantially by 16% to HK$3,150 million in 2003 from HK$3,766 million in 2002. As part of the formation of Cascade effective January 1, 2003, approximately 3,000 employees accepted new service contracts with generally reduced salaries and benefit packages. For a discussion of our strategic realignment plans and efficiency programs, see “— Consolidated Results for Year ended December 31, 2002 Compared to Year ended December 31, 2001 — General and Administrative Expenses” below.

     The table below sets forth the number of our employees in each of our principal business segments for 2003 and 2002:

	Year ended December 31

	2003	2002

TSS	8,897	8,445
Business eSolutions(1)	2,229	1,280
Infrastructure	365	361
Others(2)	1,019	1,474

Total	12,510	11,560

Total (excluding part-time/temps)	12,013	10,978

(1)	Business eSolutions includes Internet data centers.

(2)	Others primarily includes corporate functions, our businesses in Taiwan, JALECO and Internet services.

     The increase in the number of employees was primarily due to the inclusion in the Business eSolutions segment of all the employees from ChinaBiG, which became our indirect non wholly-owned subsidiary in April 2003 and an increased workforce for the launch of PCCW’s new products and services and the IT business in the PRC. This was partially offset by the reduction of JALECO’s workforce.

     Other general and administrative expenses primarily included rent, rates and utilities, publicity and promotion expenses, professional and consulting fees and subcontracting costs. Other general and administrative expenses increased to HK$2,875 million in 2003 from HK$2,488 million in 2002, primarily due to additional publicity and promotion expenses for the pre-sales of Residence Bel-Air and new products and services and an increase in subcontracting costs as a result of the strategic realignment plans and efficiency programs implemented in 2002 and 2003.

      Adjusted EBITDA

     Adjusted EBITDA3 decreased approximately 9% to HK$7,372 million in 2003 from HK$8,120 million in 2002, primarily due to a lower adjusted EBITDA contribution from TSS.

     Adjusted EBITDA3 margin decreased to approximately 33% for 2003 as compared to 40% in 2002, due to the recognition of the revenue and the corresponding costs from pre-sales of Residence Bel-Air in 2003. Excluding the contribution from Residence Bel-Air, adjusted EBITDA margin remained stable.

      Depreciation and Amortization

      Depreciation and amortization was HK$2,888 million in 2003 compared to HK$2,832 million in 2002.

      Operating Profit Before Net Gains on Investments, Provisions for Impairment Losses and Restructuring Costs

      Operating profit before net gains on investments, provisions for impairment losses and restructuring costs decreased by 17% to HK$4,339 million in 2003 from HK$5,212 million in 2002 for the reasons described above and a loss on disposal of fixed assets in Japan.

      Net Gains On Investments

     We had a net gain on investments of HK$407 million in 2003 compared to a net gain of HK$13 million in 2002, primarily reflecting:

[3]Adjusted EBITDA and adjusted EBITDA margin are defined and reconciled to GAAP measures in Appendix A of this section.

  net unrealized gains on investments of HK$8 million in 2003 compared to net unrealized losses of HK$142 million in 2002;

  net realized gains from disposals of investments in jointly controlled companies and associates, investment securities and other investments of HK$103 million in 2003 compared to net realized losses of HK$92 million in 2002;

  a provision for impairment of investments of HK$258 million in 2003 compared to HK$581 million in 2002; and

  gain on termination and amendment of the terms of cross currency swap contracts of HK$532 million in 2003 compared to HK$332 million in 2002.

     In 2002, there was a gain of HK$464 million from a release of provision for an onerous contract, but no similar gain in 2003.

      Provisions for Impairment Losses

     Provisions for impairment losses increased to HK$2,452 million in 2003 from HK$534 million in 2002. This increase was primarily due to provisions made to reflect technology developments and market changes that affected our businesses. Certain of our network fixed assets and other intangibles became obsolete or impaired. Accordingly, we recognized an impairment loss on network fixed assets of HK$1,155 million in 2003. In addition, JALECO restructured its gaming business and exited certain legacy businesses in 2003. Due to losses incurred by JALECO, management assessed the fair value of our interest in JALECO. As a result, we recognized an impairment loss of goodwill of HK$742 million and other assets of HK$151 million in 2003. Also, we wrote down the remaining carrying value of certain contents licenses related to our legacy multimedia businesses and recognized an impairment loss of HK$301 million.

      Restructuring Costs

      Restructuring costs decreased to HK$38 million in 2003 from HK$311 million in 2002.

     Restructuring costs mainly represent the severance payments and the write-off of development costs and inventories related to the restructuring of JALECO’s on-line game and game development businesses.

      Profit from Operations

      We recorded a profit from operations of HK$2,256 million in 2003 compared to HK$4,380 million in 2002.

      Finance Costs

     Finance costs increased 6% to HK$2,117 million in 2003 from HK$1,997 million in 2002. In 2003, we shifted a majority of our debt from floating to fixed rates. Weighted average maturity was also lengthened to nearly 7 years. As a result, our average cost of debt, calculated as total interest, including financing fees, over average debt outstanding, increased to 5.6% in 2003 from 5.0% in 2002. Finance costs included arrangement fees incurred with respect to bank loans and other long-term borrowings of approximately HK$217 million in 2003 compared to HK$241 million in 2002.

      Share of Results of Jointly Controlled Companies

     Share of loss of jointly controlled companies was HK$891 million in 2003 compared to a share of profit of HK$550 million in 2002. This was primarily due to our 50% share of loss from Reach, the 50:50 venture between Telstra and us, of HK$821 million in 2003 compared to a share of profit before tax of HK$738 million in 2002.

      Share of Results of Associates

     Share of profit of associates decreased to HK$65 million in 2003 from HK$281 million in 2002. Share of profit of associates in 2002 included our 40% share of profit before tax from RWC of HK$137 million from January 1,

2002 to June 28, 2002, the date we disposed of our interests in RWC.

      Impairment Losses on Interests in Jointly Controlled Companies and Associates

     We performed an assessment of the fair value of our interest in Reach, including the related goodwill that had previously been eliminated against reserves, as at December 31, 2003. As a result, we made a full provision for impairment of our previously unimpaired interest in Reach, recognizing an impairment loss of approximately HK$4,159 million. Accordingly, our total interest in Reach, including the amounts paid by us under the capacity prepayment agreement, was written down to zero as at December 31, 2003. The carrying value as at December 31, 2002 was HK$3,930 million, which reflected a provision for partial impairment of HK$8,263 million recognized in 2002.

     In addition, due to losses, as at December 31, 2003, we performed an assessment of the carrying value of our interest in a jointly controlled company engaged in the on-line game business. Based on the results of the assessment, we made a full provision for impairment in our interest, recognizing an impairment loss of approximately HK$227 million.

      Loss on Disposal of Interests in RWC and MobileOne

     In connection with the disposal of our 40% interest in RWC and the disposal of our 8.4% indirect interest in MobileOne in 2002, we recorded an accounting loss of HK$1,771 million and a gain of HK$338 million, respectively, in 2002.

      Taxation

     Our tax charge decreased by 17% to HK$1,165 million in 2003 compared to HK$1,406 million in 2002. This decrease was primarily due to a write back of deferred tax on fixed asset impairment and over provision for overseas taxes, partially offset by the effect of an increase in the Hong Kong statutory tax rate from 16% to 17.5%.

     Our effective tax rate for the year ended December 31, 2003 was 66%, excluding the provisions for impairment losses and the impairment losses on interests in jointly controlled companies and associates. Under the current tax system in Hong Kong, certain impairment losses and overseas losses are not deductible permanently and there is no group loss relief on Hong Kong operating losses. Furthermore, our financing costs, to the extent that they are attributable to the acquisition of HKT and other companies, are not tax deductible.

      Loss for the Year Attributable to Shareholders

     Loss for the year was HK$6,100 million in 2003 compared to a loss of HK$7,762 million in 2002 as a result of the above factors.

      Highlights of Reach

	Year ended December 31

	2003			2002

	(HK$ million)	(US$ million)	(US$ million)	(HK$ million)	(US$ million)	(US$ million)

	(HK GAAP) (Unaudited)	(HK GAAP) (Unaudited)	(US GAAP) (Unaudited)	(HK GAAP) (Unaudited)	(HK GAAP) (Unaudited)	(US GAAP) (Unaudited)

Turnover	7,036	902	902	9,854	1,263	1,263
PCCW’s 50% share of (loss)/profit
before tax, excluding impairment	(821)	(105)	NA	738	95	NA

     In February 2001, we formed Reach, a 50:50 venture between Telstra and us, which merged the respective international infrastructure assets of both shareholders. Reach provides wholesale voice, data and Internet connectivity services in the Asia-Pacific region. We contributed the international wholesale business to Reach at cost.

     In 2003, Reach generated total turnover of HK$7,036 million compared to HK$9,854 million in 2002. Our 50% share of loss before tax and excluding impairment in 2003 was HK$821 million compared to a profit of HK$738 million in 2002.

     Despite remaining a leader in the Asian market and the primary wholesale international connectivity provider to both Telstra and us, Reach’s results were affected by the continuing difficult environment in the international undersea and long-haul telecommunications market. New technology and new supply of international connectivity services have created excess capacity in the market. Following global market trends, Reach continued to experience volatile trading conditions and substantial pricing pressure. In an effort to achieve the best results possible under the current market conditions, Reach has focused on improving efficiency and reducing costs. Cash management is a key financial focus.

     During 2003, we performed a further impairment assessment of our interests in Reach and, as a result, made a decision to make a full provision for impairment of our entire interest in Reach and a loss of HK$4,159 million was recognized in 2003. Accordingly, our total interest in Reach, including the amounts paid by us under the capacity prepayment agreement, was written down to zero as at December 31, 2003.

     We have historically been a substantial acquirer of cross-border connectivity services supplied by Reach, and expect to continue to require these services to support our domestic business in Hong Kong.

     On April 15, 2003, Reach entered into an agreement with its lenders to amend the terms of the Reach Term Facility.

     Through HKTC, we and Reach are parties to a Hong Kong domestic connectivity agreement (as amended) and an international services agreement (as amended), for the provision of domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. In 2003, we made purchases pursuant to the amended international services agreement of approximately HK$1,036 million.

     On June 17, 2004, we and Telstra agreed to purchase the entire outstanding portion of US$1,200 million of the debt under the Reach Term Facility for approximately US$311 million (approximately HK$2,425 million) and we purchased 50% of this debt for approximately US$155.45 million (approximately HK$1,213 million) on June 18, 2004. Also, on June 17, 2004, we and Telstra agreed to provide Reach with the Reach Working Capital Facility, with each of us contributing up to US$25 million (approximately HK$195 million) to this facility. For further details, see “— Overview — Development of Reach”.

      For further discussion on Reach, see “— Overview — Development of Reach”.

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

     The table below sets forth financial data with respect to turnover by business unit and adjusted EBITDA, excluding Reach, for the years ended December 31, 2002 and 2001.

	2002	2001	Increase/ (Decrease)

	(HK$ million)	(HK$ million)

Turnover
TSS	18,007	19,827	(9)%
Business eSolutions	2,234	1,936	15%
Infrastructure	685	1,368	(50)%
Others	793	468	70%
Eliminations	(1,607)	(1,640)	(2)%

Total Turnover	20,112	21,959	(8)%

Adjusted EBITDA	8,120	7,396	10%
Adjusted EBITDA Margin	40%	34%
Depreciation and amortization	(2,832)	(2,563)	10%
Loss on disposal of fixed assets	(76)	(63)	21%
Others	—	4	(100)%

Operating Profit(1)	5,212	4,774	9%

(1)	Operating profit before net gains on investments, provisions for impairment losses and restructuring costs.

      Turnover

     Total turnover decreased to HK$20,112 million in 2002 from HK$21,959 million in 2001, primarily due to the decrease in turnover of our TSS segment to HK$18,007 million in 2002 from HK$19,827 million in 2001, the increase in turnover of our Business eSolutions segment to HK$2,234 million in 2002 from HK$1,936 million in 2001, the decrease in turnover of our Infrastructure segment to HK$685 million in 2002 from HK$1,368 million in 2001 and the increase in turnover of the rest of our businesses, including our PRC and Taiwan businesses, JALECO, Internet services and CyberWorks Ventures, to HK$793 million in 2002 from HK$468 million in 2001.

      Telecommunications Services, or TSS

     The table below sets forth the unaudited financial data with respect to turnover of TSS for the years ended December 31, 2002 and 2001:

	2002	2001	Increase/ (Decrease)

	(HK$ million)	(HK$ million)

Local Telephony Services	6,849	7,524	(9)%
Local Data Services	4,457	4,268	4%
International Telecommunications
Services	3,557	4,467	(20)%
Other Services	3,144	3,568	(12)%

Total Turnover	18,007	19,827	(9)%

     Turnover from TSS decreased by 9% to HK$18,007 million in 2002 from HK$19,827 million in 2001. This was mainly due to:

  the significant downward pricing pressure in the international data and IDD markets;

  reduction in the overall number of direct exchange lines in service in Hong Kong as a result of the continuing softening of the economy, as well as a reduction in our market share resulting from continuing market competition; and

  our conscious decision to reduce our low-margin CPE sales business.

     These declines were partially offset by an increase in turnover from broadband Internet access services and an increase in turnover from wholesaling local access lines in 2002 as compared to 2001.

     Local Telephony Services. Turnover from local telephony services decreased by 9% to HK$6,849 million in 2002 from HK$7,524 million in 2001. This was primarily due to a decline in the number of direct exchange lines in service in Hong Kong and a lower interconnection fee turnover due to a rate reduction as determined by OFTA in October 2002, partially offset by an increase in turnover from wholesaling local access lines to other fixed-line operators.

     According to industry statistics provided by OFTA, the overall fixed-line telecommunications market contracted by approximately 2% in each of 2002 and 2001. Based on our estimates and OFTA’s statistics, we had approximately 82% of total market share at December 31, 2002, 84% in the residential sector and 79% in the business sector. At December 31, 2001, we had approximately 89% total market share, 93% in the residential sector and 83% in the business sector. The total number of our exchange lines decreased by 10% to approximately 3,138,000 at December 31, 2002 from approximately 3,489,000 at December 31, 2001. The total number of our business exchange lines in service decreased to approximately 1,336,000 at December 31, 2002 from approximately 1,470,000 at December 31, 2001 and the total number of our residential exchange lines decreased to approximately 1,802,000 at December 31, 2002 from approximately 2,019,000 at December 31, 2001.

     Local Data Services. Local data services turnover increased by approximately 4% to HK$4,457 million in 2002 from HK$4,268 million in 2001. This was mainly the result of a significant increase in turnover from broadband Internet access services, partially offset by a decline in turnover from the provision of LAN and WAN corporate networks, high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers and iTV, the interactive television operation terminated in the last quarter of 2002.

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

     While other local data and network services (such as LAN and WAN corporate networks and high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers) continued to face intense pricing pressure, local data bandwidth sold increased by 23% to 172 Gigabits per second, or Gbps, in 2002 from 140 Gbps in 2001, primarily due to an increase in demand for higher bandwidth data products such as IP-VPN.

     International Telecommunications Services. International telecommunications services turnover decreased by approximately 20% to HK$3,557 million in 2002 from HK$4,467 million in 2001. This was primarily due to significant price competition in the retail IDD market, particularly on the PRC routes, and downward pricing pressure on international data products. In addition, delivery fees applicable to certain types of international traffic were reduced after a rates revision effected by OFTA in July 2001. Retail IDD minutes dropped by 4% and IPLC bandwidth also dropped significantly.

     In connection with the formation of Reach in February 2001, the venture assumed responsibility for certain wholesale international telecommunications services and the associated turnover.

     Other Services. Turnover from other services decreased by 12% to HK$3,144 million in 2002 from HK$3,568 million in 2001, primarily due to our conscious decision to reduce our low margin computer and CPE sales business. Other factors included a weaker economy and delayed investment decisions by corporate customers. The increasing popularity of the do-it-yourself retail broadband access packages also led to a reduction in broadband installation turnover. The reduction in other services turnover was partially offset by turnover from TTIL (now known as BtN Access Limited), the new satellite-based network communication business acquired in March 2001 and the new service hubs launched in the PRC and Taiwan area.

      Business eSolutions

      Business eSolutions turnover increased 15% to HK$2,234 million in 2002 from HK$1,936 million in 2001.

     Turnover from IT projects (including Internet data centers) grew 10% to HK$1,397 million in 2002 from HK$1,266 million in 2001.

     Turnover from business broadband Internet access services increased 41% to HK$531 million in 2002 from HK$376 million in 2001. The number of customers for our high-speed business broadband and leased-line access services expanded to approximately 51,800 at December 31, 2002 from approximately 36,400 at December 31, 2001.

     Turnover from our directories business increased 4% to HK$306 million in 2002 from HK$294 million in 2001. During 2002, various trades, commerce and professional directories were launched.

      Infrastructure

     Total turnover decreased 50% to HK$685 million in 2002 from HK$1,368 million in 2001. One-off turnover of HK$83 million in 2002, as compared to HK$922 million in 2001, included infrastructure works completed for the Cyberport development and turnover recorded from the sale of certain properties in the PRC.

     Despite the continued slowdown in the Hong Kong real estate market, rental turnover from investment properties leased to third parties increased during 2002, principally due to higher residential occupancy in Pacific Century Place in Beijing. Overall occupancy of our property portfolio improved to 90% at the end of 2002 from 86% at the end of 2001.

     The first and second phases of the Cyberport development were completed on schedule and marketing and sales for the Residential Portion commenced in early 2003.

      Others and Eliminations

     Other turnover increased by 70% to HK$793 million in 2002 from HK$468 million in 2001. We continued to provide data network and mission-critical services in Taiwan through our subsidiary, TTNS, including high-speed packet data utilizing ATM and information networks and Internet access supported by an extensive fiber-optic network.

     JALECO continued to focus on development and publishing of console and PC game software and targeted content across multiple distribution platforms. During 2002, approximately 20 game titles were launched.

     We continued to manage the CyberWorks Ventures investment portfolio prudently during the year. The unit is self-funded, using realized gains from existing investments. Certain non-core or non-performing businesses were closed or divested during the year. The total carrying value of our investment portfolio was HK$1,302 million in 2002 compared to HK$2,322 million in 2001.

      Eliminations decreased to HK$1,607 million in 2002 from HK$1,640 million in 2001.

      Cost of Sales

Total cost of sales decreased to HK$5,295 million in 2002 from HK$6,855 million in 2001 of which HK$3,993 million, against HK$4,799 million in 2001, related to TSS. The decrease in total cost of sales was primarily driven by cost savings from restructuring our Internet services business and the significant reduction in one-off low-margin turnover from Cyberport entrustment fees and property sales in 2002 as compared to 2001. The decrease in cost of sales from TSS was primarily due to a decline in wholesale international voice and data disbursements.

      General and Administrative Expenses

     The table below sets forth unaudited financial data for general and administrative expenses for the years ended December 31, 2002 and 2001:

	2002	2001

	(HK$ million)	(HK$ million)	Increase/ (Decrease)

Staff compensation expense	3,766	4,522	(17)%
Repair and maintenance	443	503	(12)%
Other general and administrative
expenses	2,488	2,683	(7)%

General and administrative expenses
before depreciation and amortization	6,697	7,708	(13)%
Depreciation and amortization	2,832	2,563	10%
Loss on disposal of fixed assets	76	63	21%
Others	—	35	(100)%

General and administrative expenses	9,605	10,369	(7)%

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

     Staff compensation expense decreased by approximately 17% to HK$3,766 million in 2002 from HK$4,522 million in 2001. During 2002, we reset staff levels in order to increase efficiency from approximately 14,600 employees in 2001 to approximately 11,600 employees in 2002.

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

     As part of the formation of Cascade, approximately 3,000 employees accepted new service contracts that generally reduced salaries slightly as well as realigned benefit packages. The subcontracting companies, subject to contractual agreements with us and Cascade, are free to pursue new business opportunities in Hong Kong and throughout Asia Pacific. Net restructuring costs of these realignment moves charged to the consolidated income statement amounted to approximately HK$311 million in 2002 and zero in 2001.

     The table below sets forth the number of our employees in each of our principal business segments for 2002 and 2001:

	Year ended December 31

	2002	2001

TSS	8,445	11,296
Business eSolutions(1)	1,280	1,392
Infrastructure	361	307
Others(2)	1,474	1,588

Total	11,560	14,583

Total (excluding part-time/temps)	10,978	14,080

(1)	Business eSolutions includes Internet data centers.

(2)	Others primarily includes corporate functions, Taiwan businesses, JALECO, Internet services and CyberWorks Ventures.

     Adjusted EBITDA

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

      Operating Profit Before Net Gains on Investments, Provisions for Impairment Losses and Restructuring Costs

     Operating profit before net gains on investments, provisions for impairment losses and restructuring costs increased to HK$5,212 million in 2002 from HK$4,774 million in 2001, primarily due to the reasons for the increase in adjusted EBITDA.

      Net Gains On Investments

     We had a net gain on investments of HK$13 million in 2002 compared to a net gain of HK$767 million in 2001, primarily due to:

  net unrealized losses on investments of HK$142 million in 2002 and HK$194 million in 2001;

  net realized losses from disposals of investments in subsidiaries, investment securities and other investments of HK$92 million in 2002 and net realized gains of HK$261 million in 2001;

  a provision for impairment of investments of HK$581 million in 2002 and HK$263 million in 2001;

  income of HK$32 million from amortization of premium received from equity options for 2002 and HK$361 million for 2001;

  release of provision for an onerous contract of HK$464 million in 2002 and HK$477 million in 2001. This amount was recognized in our income as a gain on investments due to the exercise of options by a minority shareholder of a subsidiary of PCCW and the change in the estimated fair value of our unsettled obligation under the share option agreement with the minority shareholder;

  gain on termination of interest rate swap contracts of HK$332 million in 2002 and zero in 2001; and

  dividend income of zero for 2002 and HK$125 million in 2001, representing 60% share of profit of our wireless communications business before February 1, 2001, when RWC was formed; from the date of our acquisition of HKT, we reflected a 60% interest in our wireless communications business at our cost, in anticipation of the disposal of this interest as part of our strategic alliance with Telstra.

[4]	Adjusted EBITDA and adjusted EBITDA margin are defined and reconciled to GAAP measures in Appendix A of this section.

      Provisions for Impairment Losses

     Provisions for impairment losses increased to HK$534 million in 2002 from HK$91 million in 2001. This increase was primarily due to the higher provision made for certain fixed assets and intangible assets including the provisions for fixed assets relating to the Internet services business and for Powerb@se, our Internet data centers infrastructure in Hong Kong.

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

      Finance Costs

     Finance costs decreased 35% to HK$1,997 million in 2002 from HK$3,056 million in 2001. This decrease was mainly attributable to the 16% decrease in our net debt5, the decline in interest rates and the decrease in amortization of arrangement fees in 2002 as compared to 2001. Average cost of debt decreased to 5% in fiscal 2002 from 6.6% in 2001. The general interest rate reduction also led to a decrease in interest income on bank deposits.

      Share of Results of Jointly Controlled Companies

     Share of results of jointly controlled companies increased to HK$550 million in 2002 from HK$523 million in 2001. This comprises our 50% share of profit from Reach of HK$738 million in 2002 compared to HK$706 million for the 11-month period from February 1 to December 31, 2001, net of our share of losses of other jointly controlled companies for the year.

      Share of Results of Associates

     Share of results of associates increased to HK$281 million in 2002 from HK$158 million in 2001 due to our 40% share of profit from RWC, HK$137 million for the period from January 1, 2002 to the date of its disposal on June 28, 2002 compared to HK$289 million for the eleven-month period from February 1, 2001 to December 31, 2001 and our share of profit of HK$301 million in 2002 compared to HK$62 million in 2001 from Great Eastern Telecommunications Limited, the company jointly owned by us and Cable and Wireless plc, which holds shares in MobileOne, net of our share of losses of other associates.

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

      Taxation

     Our tax charge decreased by 29% to HK$1,406 million in 2002 from HK$1,982 million in 2001. This decrease was primarily due to a retrospective restatement of the taxation balance for 2001 to take into account the change in the accounting standard on income taxes as a result of the adoption of SSAP 12, “Income Taxes”, issued by the

[5]	Net debt is defined and reconciled to a GAAP measure in Appendix A of this section.

Hong Kong Society of Accountants effective January 1, 2002.

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

      Loss for the Year Attributable to Shareholders

     Loss for the year was HK$7,762 million in 2002 and net profit of HK$1,343 million in 2001, largely attributable to an impairment loss recognized for the goodwill in relation to our investment in Reach, amounting to approximately HK$8,263 million. In addition, upon disposal of our 40% interest in RWC, an accounting loss of approximately HK$1,771 million was also recognized. These accounting losses are mainly a result of the inclusion of goodwill previously eliminated against reserves in the current year’s impairment provision and in the cost of disposal. The accounting treatment has no impact on our operations, cash flows, turnover, profit from operations or adjusted EBITDA.

      Reach

				Eleven months from February 1 to
	Year ended December 31, 2002			December 31, 2001

	(HK$ million)	(US$ million)	(US$ million)	(HK$ million)	(US$ million)	(US$ million)

	(HK GAAP)	(HK GAAP)	(US GAAP)	(HK GAAP)	(HK GAAP)	(US GAAP)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Turnover	9,854	1,263	1,263	9,978	1,279	1,279
PCCW’s 50% share of profit
before tax, excluding
impairment	738	95	NA	706	91	NA

     For the year ended December 31, 2002, in difficult market conditions, Reach generated total turnover of HK$9,854 million compared to HK$9,978 million for the 11 months from February 1, 2001 to December 31, 2001. Our 50% share of profit before tax and excluding impairment for the year ended December 31, 2002 was HK$738 million compared to HK$706 million for the 11-month period ended December 31, 2001.

     In view of the continuing difficult and volatile trading conditions in which Reach operates, we announced on February 20, 2003 that we had performed a preliminary review of Reach in accordance with the requirements of SSAP 31 — “Impairment of assets” to ascertain whether there had been an impairment in the total investment cost in Reach.

      An analysis of our total investment cost in Reach at December 31, 2002 is as follows:

	Book Carrying Value	Goodwill(1)	Investment Cost

		(HK$ million)

Balances as at December 31, 2002, as previously announced on
February 20, 2003	3,964	8,263	12,227
Adjustments to goodwill arising from adoption of new accounting
standards for deferred taxation	(349)	315	(34)

Balances, as restated	3,615	8,578	12,193
Impairment loss for goodwill attributable to the interest in Reach	—	(8,263)	(8,263)

Balances as at December 31, 2002	3,615	315	3,930

(1)	Interpretation 13 issued by the Hong Kong Society of Accountants in 2001 requires that the balance of goodwill previously charged against the reserve account of our balance sheet as a result of our acquisition of HKT and its subsidiaries and not previously realized or charged to the income statement through provisions for impairment be subject to impairment review.

     Based on the results of this review, we believed that an impairment loss of HK$8,263 million should be recognized for the goodwill attributable to our investment in Reach and such amount was included in the consolidated loss attributable to shareholders for the year ended December 31, 2002.

     The impairment loss on our investment in Reach had no impact on our turnover, profit from operations, adjusted EBITDA or cash flow and did not result in any non-compliance with respect our debt covenants. In addition, the recognition of an impairment loss on goodwill did not result in an increase in the shareholders’ deficit as at December 31, 2002.

     Our decision in relation to the provision was made after consideration of the difficult and volatile trading conditions in the undersea and long-haul telecommunications sectors.

      RWC

     RWC, previously 40% owned by us, generated turnover of HK$2,120 million for the six months ended June 30, 2002. On June 28, 2002, we sold our 40% equity interest in RWC to Telstra for a total net consideration of HK$4,792 million. See “Item 4.B. Business Overview — Alliances — Telstra Alliance”.

Liquidity and Capital Resources

     The following table presents a summary of significant cash flows for the years ended December 31, 2001, 2002 and 2003.

	For the year ended December 31,

	2003	2002	2001

(in accordance with HK GAAP)	(HK$ million)

Net cash inflow from operating activities	3,816	3,917	5,716
Net cash (outflow)/inflow from investing activities	(1,969)	(812)	19,019
Net cash (outflow) from financing activities	(4,202)	(2,719)	(30,882)
Capital expenditure(1)	1,958	1,611	2,415

(1)	Capital expenditure refers to additions to fixed assets.

     Net cash inflow from operating activities slightly decreased to HK$3,816 million in 2003 from HK$3,917 million in 2002. The decrease in net cash inflow from operating activities was primarily due to an increase in sales proceeds held in stakeholders’ accounts and restricted cash of HK$2,402 million and HK$2,701 million, respectively, in 2003, representing proceeds from the pre-sale of Residence Bel-Air that were retained in specific bank accounts and restricted in use. This was partially offset by an increase in accruals, accounts payable, provisions, other payables and deferred income of HK$3,448 million in 2003 from HK$159 million in 2002, due to the proceeds from the pre-sale of Residence Bel-Air in 2003.

      Our net cash inflow from operating activities decreased to HK$3,917 million in 2002 from HK$5,716 million in 2001. The decrease in net cash inflow from operating activities was primarily due to:

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

     This was partially offset by an increase in amount due from jointly controlled companies and associates of HK$1,238 million for 2001 as compared to zero for 2002.

     Our net cash outflow from investing activities increased to HK$1,969 million in 2003 from HK$812 million in

2002. The increase was primarily attributable to the US$143 million (approximately HK$1,115 million) capacity prepayment to Reach made in April 2003.

     We had a net cash outflow from investing activities of HK$812 million in 2002 as compared to a net cash inflow of HK$19,019 million in 2001. This change was primarily due to HK$21,696 million received in 2001 in connection with the formation of Reach and the disposition of our 60% interest in RWC.

     Net cash outflow from financing activities increased to HK$4,202 million in 2003 from HK$2,719 million in 2002. Our net cash flows from financing activities in 2003 were primarily affected by:

  long-term borrowings totaling HK$10,459 million, including US$456 million guaranteed notes and US$500 million guaranteed notes issued by two of our indirectly wholly-owned subsidiaries in January and July 2003, respectively, and HK$3,003 million under a term loan facility we established in March 2003;

  net proceeds of HK$3,068 million received from a share subscription on July 17, 2003;

  the repayment in 2003 of the remaining balance of the US$4,700 million term loan facility established in 2001 totaling HK$6,094 million and the two term loan facilities of HK$5,000 million each established in March and April 2002, respectively; and

  the partial redemption of US$143 million (approximately HK$1,115 million) of a mandatory convertible note in April 2003.

     Net cash outflow from financing activities decreased to HK$2,719 million in 2002 from HK$30,882 million in 2001. Our net cash flows from financing activities in 2002 were primarily affected by:

  borrowings under two term loan facilities of HK$5,000 million each we established in March and April 2002, respectively, which were used to repay a portion of the outstanding US$4,700 million (approximately HK$36,660 million) term loan facility established in 2001;

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

     Our net cash flows from financing activities in 2001 were primarily affected by:

  the repayment in 2001 of the remaining HK$59,706 million outstanding under the bridge loan we drew down in August 2000 to facilitate the acquisition of HKT, of which HK$32,160 million was repaid from internal resources and borrowings under the term loan facility we established in January 2001, HK$21,696 million was repaid from amounts received in connection with the formation of Reach and the disposition of an interest in RWC and HK$5,850 million was repaid from the proceeds from an issuance of convertible bonds;

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

   Debt Financing

     During 2003, we prepaid a total of approximately HK$17,209 million gross long-term debt including the remaining balance of Tranche C of the original US$4,700 million term loan facility (HK$6,094 million or approximately US$781 million) and the two term loan facilities of HK$5,000 million each. Total prepaid amount also included US$143 million (approximately HK$1,115 million) of early redemption of the mandatory convertible note held by Telstra, as part of the restructuring of Reach’s syndicated term loan facility.

     Management continued to take advantage of the historically low interest rate environment and raised a total of HK$10,459 million of long-term borrowings including US$456 million (approximately HK$3,556 million) of 7.88% guaranteed notes due 2013, a HK$3,003 million term loan facility repayable in 2008 and US$500 million (approximately HK$3,900 million) of 6% guaranteed notes due 2013.

     In addition, HKTC also arranged HK$6,000 million 5-year, HK$2,000 million 6-year and HK$2,800 million 7-year revolving credit facilities for long-term liquidity and general corporate purposes. As at December 31, 2003, none of these long-term revolving credit facilities were utilized.

     Subsequent to December 31, 2003, we further reduced our gross long-term debt by prepaying a HK$750 million term loan facility, the HK$1,058 million Beijing property Renminbi, or RMB, denominated loan and the HK$3,003 million term loan facility. We also made some drawdowns under the long-term revolving credit facilities for a total of HK$3,400 million of which HK$600 million was subsequently repaid.

      Our major long-term borrowings include the following:

     On December 5, 2000, PCCW Capital Limited, a wholly-owned subsidiary of PCCW, issued convertible bonds due 2005 in the principal amount of US$1,100 million (approximately HK$8,580 million). They are convertible into ordinary shares of PCCW at US$4.9804 per share (after adjustments in connection with the share placement in July 2003) subject to adjustments at any time on or after January 5, 2001 and up to November 21, 2005 and bear interest at 3.5% per annum, payable annually in arrears.

     In January 2001, we arranged a term loan facility involving syndicated bank borrowings and in February 2001, we drew down US$4,700 million (approximately HK$36,660 million) under the term loan facility and completed our strategic alliance with Telstra. Amounts we received in connection with our strategic alliance with Telstra and the drawdown of the term loan facility were applied to repay the outstanding bridge loan we drew down in August 2000 and, in the case of the drawdown, to reserve additional funds for working capital purposes. The term loan facility was fully prepaid on July 14, 2003.

     On February 7, 2001, PCCW issued a mandatory convertible note due 2007 in the principal amount of US$750 million (approximately HK$5,850 million) to Telstra as part of our strategic alliance with Telstra. We redeemed this note on June 28, 2002 using the proceeds from the disposal of our remaining 40% interest in RWC to Telstra and the issue of a US$190 million (approximately HK$1,482 million) 5% mandatory convertible note due 2005. On April 15, 2003, we partially redeemed US$143 million (approximately HK$1,115 million) of the US$190 million convertible note and issued an amended 5% mandatory convertible note in the principal amount of approximately US$54 million (approximately HK$421 million) due 2005 to Telstra.

     On October 26, 2001, Profit Century Finance Limited, an indirect wholly-owned subsidiary of PCCW, completed the placement of Yen 30,000 million 3.65% guaranteed notes due 2031. The Yen notes are redeemable at the option of Profit Century Finance Limited on any interest payment date falling on or after October 27, 2006. The Yen notes are unconditionally and irrevocably guaranteed by HKTC.

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

     On December 21, 2001, Profit Century Finance No. 2 Limited, an indirect wholly-owned subsidiary of PCCW, arranged a HK$750 million term loan facility and HK$1,300 million standby letter of credit facility. The HK$750 million term loan facility is repayable in 2008 and was drawn down in December 2002 to support our general working capital requirements. The standby letters of credit are used to support a RMB1,300 million loan facility we established on December 21, 2001. The RMB loan was granted to Beijing Jing Wei House and Land Estate Development Co., Ltd. for the financing and refinancing of the development of Pacific Century Place Beijing. The RMB loan is repayable over six years from 2003 to 2008. The Hong Kong dollar term loan facility was fully prepaid on January 19, 2004 and the RMB loan was fully prepaid on March 1, 2004.

     On January 29, 2002, PCCW Capital No. 2 Limited, an indirect wholly-owned subsidiary of PCCW, issued US$450 million 1% guaranteed convertible bonds due 2007, which are unconditionally and irrevocably guaranteed on a joint and several basis by PCCW and HKTC. The convertible bonds due 2007 are convertible, at the option of their holders, up to and including January 15, 2007 into ordinary shares of PCCW at an initial conversion price of HK$13.5836 per share (after adjustments in connection with the share placement in July 2003) and with a fixed exchange rate on conversion of US$1.00 = HK$7.80.

     On March 7, 2002, HKTC entered into an agreement for a six-year HK$5,000 million term loan facility, the proceeds of which were used to prepay part of the term loan facility we established in 2001. This loan is denominated in Hong Kong dollars and matures in March 2008. Interest is payable at HIBOR plus 0.55% per annum. The term loan facility was fully prepaid on August 7, 2003.

     On April 17, 2002, HKTC entered into an agreement for a seven-year HK$5,000 million term loan facility, the proceeds of which were used to prepay part of the term loan facility we established in 2001. This loan is denominated in Hong Kong dollars and matures in April 2009. Interest is payable at HIBOR plus 0.65% per annum. The term loan facility was fully prepaid on August 25, 2003.

     On January 24, 2003, PCCW Capital No. 3 Limited, an indirect wholly-owned subsidiary of PCCW, issued and sold by way of a private placement US$456 million 7.88% guaranteed notes due 2013 to raise funds for general corporate purposes. The notes were unconditionally and irrevocably guaranteed by PCCW until May 12, 2004. On May 12, 2004, the noteholders approved the novation of the guarantee to HKTC and amendments to certain terms of the notes.

     On March 14, 2003, PCCW entered into a five-year term loan facility for HK$3,003 million on an unsecured basis. The loan is repayable in 2008. The proceeds were used for general corporate purposes. The term loan facility was fully prepaid on February 26, 2004.

     On July 17, 2003, PCCW-HKT Capital No.2 Limited, a wholly-owned subsidiary of HKTC, issued US$500 million 6.00% guaranteed notes due 2013. The notes due 2013 are unconditionally and irrevocably guaranteed by HKTC. The proceeds were used for general corporate purposes of HKTC.

     On August 8, 2003, HKTC entered into a seven-year HK$2,800 million revolving credit and term loan facility for general corporate purposes. The facility was split equally between the revolving credit and term loan facilities. On October 29, 2003, HKTC entered into an amendment agreement to increase the amount under the revolving loan facility to HK$2,800 million and reduce the amount available under the term loan facility to zero. The interest is calculated at HIBOR plus a margin as determined by a pricing grid subject to the senior unsecured debt ratings assigned to HKTC. This facility was fully drawn down on February 19, 2004.

     On December 12, 2003, HKTC entered into a five-year HK$6,000 million revolving credit facility for general corporate purposes. The interest is calculated at HIBOR plus a margin as determined by a pricing grid subject to the senior unsecured debt ratings assigned to HKTC. A total of HK$600 million was drawn down under this facility on February 17, 2004 and was repaid on May 17, 2004.

     On December 22, 2003, HKTC entered into a six-year HK$2,000 million revolving credit facility for general corporate purposes. The interest is calculated at HIBOR plus a margin. Since the establishment of the facility, no drawdown has been made.

Capital Resources

      We have established treasury and funding policies, guidelines and control procedures which are designed to ensure that we maintain an optimal level of liquidity to support current and future business requirements and to meet our liabilities when due. We continually monitor our treasury positions, the credit ratings of our counterparties and we limit the amount of contract with any one party. The Finance and Management Committee, a subcommittee of the Executive Committee of our Board of Directors, meets regularly to review our funding and treasury policies. Interest rate and exchange rate exposure is continuously monitored and, if appropriate, financial instruments will be utilized to manage the risk. See “— Off-Balance Sheet Arrangements”.

     We expect that our principal liquidity requirements for 2004 will include our expected capital expenditures and cash to prepay indebtedness. We have historically funded, and expect to continue to fund, our liquidity requirements primarily through cash flow from operations and through the refinancing of existing indebtedness with long-term borrowings as opportunities to do so arise. Our ability to refinance existing indebtedness will depend upon market conditions, our ratings as a debtor and our future prospects. Other than as described in “— Off-Balance Sheet Arrangements”, we have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or capital expenditure.

     As at December 31, 2003, we had HK$5,535 million in cash and cash equivalents and committed unutilized short-term and long-term revolving credit facilities of approximately HK$12,745 million. A significant portion of our cash and cash equivalent is held in Hong Kong dollars and US dollars. For a discussion on the use of borrowings or committed facilities, see “— Debt Financing”. For all of the three long-term revolving credit facilities that in the aggregate constituted approximately 84.7% of our committed unutilized revolving credit facilities as at December 31, 2003, we can make a drawdown from time to time provided that certain representations and warranties are true and accurate in all material respects on the date of the drawdown. The drawdown is also conditional on there being no occurrence of certain events including a default, disruption in the Hong Kong interbank market and material adverse changes in the business, assets, financial condition or trading position of HKTC and its subsidiaries that would reasonably be expected to affect HKTC’s ability to perform its payment obligations under these facilities. Our short-term committed facilities are subject to similar conditions.

     As at December 31, 2003, we had short-term borrowings of HK$160 million which included bank loans of HK$54 million and the current portion of long-term borrowings of HK$106 million. HK$154 million of the short-term borrowings were secured borrowings. As at December 31, 2003, the weighted average interest rate of the short-term borrowings was 1.45%.

     As at December 31, 2003, we had an aggregate amount of HK$34,506 million outstanding in long-term liabilities including banking facilities, convertible bonds and other long-term bonds. Contractual rates of interest for convertible bonds and long-term bonds were within a range from 1% to 8% per annum.

     Set forth below are the aggregate amounts, as at December 31, 2003, of our future cash payment obligations under our long-term borrowings.

2003

Long-Term Borrowings	(HK$ million)
Repayable within a period
— not exceeding one year	106
— over one year, but not exceeding two years	133
— over two years, but not exceeding five years	4,704
— over five years	17,192

22,135

     In addition to these long-term borrowings, we had outstanding as at December 31, 2003 convertible bonds and notes with the principal amounts of US$1,100 million and US$54 million, respectively, both maturing in 2005 and US$450 million of convertible bonds maturing in 2007. The US$54 million convertible note represents the result of our partial redemption of US$143 million (approximately HK$1,115 million) of an US$190 million convertible note and issue of an amended 5% mandatory convertible note in the principal amount of approximately US$54 million (approximately HK$421 million) due 2005 to Telstra.

      Our borrowing requirements are not subject to seasonality.

     At December 31, 2003, assets with an aggregate value of HK$4,188 million were pledged to secure loan facilities utilized by our subsidiaries. Subsequent to December 31, 2003, a substantial part of such assets with an aggregate value of HK$4,061 million were released from pledge following our repayment of the related secured facilities. In addition, certain investments, with an aggregate value of HK$246 million were placed as collateral in relation to certain equity-linked transactions we entered into.

     Our 50% interest in Reach was used to secure the amended 5% mandatory convertible note of US$54 million due 2005 issued to Telstra.

   Contingent Liabilities

     As at December 31, 2003, we had contingent liabilities in the aggregate amount of HK$255 million. These included a performance guarantee in the amount of HK$130 million, a guarantee given to banks with respect to credit facilities granted to an associate in the amount of HK$85 million, a guarantee in lieu of a cash deposit in the amount of HK$16 million and an advance payment guarantee in the amount of HK$9 million.

   Contractual Obligations and Commercial Commitments

      The following table summarizes contractual obligations as at December 31, 2003.

	Payments due by period

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	(HK$ million)
Long-term borrowings	22,135	106	269	4,568	17,192
Convertible bonds	12,477	—	8,983	3,494	—
Operating leases	649	192	166	93	198
Capital commitments	3,025	2,514	506	5	—

Total contractual cash obligations	38,286	2,812	9,924	8,160	17,390

     On October 13, 2000, HKTC entered into agreements with Reach Networks relating to the supply of domestic connectivity services in Hong Kong by HKTC to Reach Networks and international connectivity services between Hong Kong and other countries by Reach Networks to HKTC. Pursuant to the original terms of the agreement for international connectivity services, for the first five years of operation subsequent to the formation of Reach in February 2001, HKTC was required to acquire 90%, 90%, 80%, 70% and 60% per annum, respectively, of our total annual purchases of international connectivity services, including international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from Reach Networks. The agreement for domestic connectivity services contemplates a reciprocal arrangement, whereby HKTC will provide local connectivity services to Reach Networks under similar terms and conditions. These agreements were subsequently amended on January 31, 2001 and further amended on April 15, 2003 such that we and Telstra have agreed to purchase 90% per annum of our and Telstra’s respective international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from the Reach Group until repayment of the Reach Term Facility on December 31, 2010 or earlier, at rates benchmarked at least annually to prevailing market prices. Reach Networks similarly must acquire 90% per annum of its local connectivity services in Hong Kong from HKTC under the amended agreement for domestic connectivity services for the same period.

     Our other commercial commitments, comprised entirely of guarantees, consisted of the following as at December 31, 2003:

	Amount of commitment expiration by period

Other commercial commitments	Total amounts committed	Less than 1 year	1-3 years	4-5 years	After 5 years

	(HK$ million)
Guarantees	255	69	67	19	100

   Capital Expenditure Commitments

     Our capital expenditure6 of HK$1,958 million for the year ended December 31, 2003 consisted principally of investments in the local network to meet increased broadband demand, expansion of the core broadband network, IP-VPN technology and technology for the delivery of new Internet services to businesses and consumers.

     Our material commitments for capital expenditures as at December 31, 2003 were approximately HK$6,505 million. These commitments related primarily to the continuing construction of the Cyberport project. Other commitments include planned property construction and additions to fixed assets, primarily in our telecommunications business.

     As at December 31, 2003, we had invested approximately HK$4,428 million in the Cyberport project. Marketing and pre-sales of the Residential Portion commenced in early 2003. The cash flow generated from residential pre-sales are being used to cover existing and part of the future development costs of the Cyberport project. We may have to provide additional funding if such proceeds are not sufficient. The amount of additional funding required may be significant and will depend on a variety of factors including, for example, the timing of pre-sales and sales of the residential units, the demand for and pricing of these units and overall costs of, and expenditures relating to, the Cyberport project.

     In addition to our on-going core network expansion, capital expenditures in 2004 will include overseas network projects and other new products and services, including capital expenditures related to our Internet access services in the U.K. PCCW will determine investments using criteria such as internal rate of return, net present value or payback period depending on the type of business.

     Based on our working capital projection, which has taken into account our available banking and other borrowing facilities at December 31, 2003, we believe that we have adequate working capital to meet our current requirements.

Off-Balance Sheet Arrangements

     In the normal course of business, we use interest rate swaps, cross currency swaps, forward rate agreements, forward contracts, interest rate options and other financial instruments to manage our exposure to foreign exchange rates and interest rate fluctuations. The main purpose of these transactions is to mitigate or reduce the magnitude

[6]	Capital expenditure refers to additions to fixed assets.

of market risks we face.

     These off-balance sheet transactions are only used to manage market risk exposures. We do not hold any trading or speculative positions. Also, these off-balance sheet transactions are not used to create liquidity, capital resources or other benefits.

     Every off-balance sheet transaction corresponds to an underlying asset or liability for the purpose of limiting our exposures to market risks that give rise to changes in the market value of the financial instrument. Therefore, in general, expenses or revenues from these transactions will only arise when we terminate these transactions early or we amend the terms of the transactions. Early termination and amendments to the terms of the transaction would typically occur when there are changes in the underlying assets or liabilities or in our risk management strategy. None of these transactions qualify for hedge accounting under US GAAP.

     All transactions are executed with creditworthy financial institutions, and all foreign currency contracts are denominated in currencies of major industrial countries. Costs associated with entering into such contracts are not material to our financial results. For further details on our risk management policies and off-balance sheet transactions, see “—Market Risk” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and notes 2(aa), 37 and 45 to our consolidated financial statements.

Transactions with Related Parties

      During the year, we had the following significant transactions with related companies:

	2003	2002	2001

	(HK$ million)

Convertible bond interest payable to Pacific Century Group Holdings
Limited	293	293	293
Capital injection to a jointly controlled company	117	117	—
Telecommunication service fees, rental charges and subcontracting charges receivable from:
— an associate	—	594	793
— a jointly controlled company	221	254	357
System integration charges receivable from a shareholder of a PRC
subsidiary	59	—	—
Telecommunications services fees and rental charges payable to:
— an associate	—	162	101
— a jointly controlled company	1,086	1,474	1,725

     On October 13, 2000, HKTC entered into agreements with Reach Networks relating to the supply of domestic connectivity services in Hong Kong by HKTC to Reach Networks and international connectivity services between Hong Kong and other countries by Reach Networks to HKTC. Pursuant to the original terms of the agreement for international connectivity services, for the first five years of operation subsequent to the formation of Reach in February 2001, HKTC was required to acquire 90%, 90%, 80%, 70% and 60% per annum, respectively, of our total annual purchases of international connectivity services, including international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from Reach Networks. The agreement for domestic connectivity services contemplates a reciprocal arrangement, whereby HKTC will provide local connectivity services to Reach Networks under similar terms and conditions. These agreements were subsequently amended on January 31, 2001 and further amended on April 15, 2003 such that we and Telstra have agreed to purchase 90% per annum of our and Telstra’s respective international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from the Reach Group until repayment of the Reach Term Facility on December 31, 2010 or earlier, at rates benchmarked at least annually to prevailing market prices. Reach Networks similarly must acquire 90% per annum of its local connectivity services from HKTC under the amended agreement for domestic connectivity services for the same period.

     In addition, we entered into one-year fixed price bulk purchase agreement for international connectivity services from January 1, 2002 to December 31, 2002 which committed us to aggregate purchase levels in 2002. The agreement expired on December 31, 2002.

     Purchases made by us for the year ended December 31, 2003 were approximately HK$1,036 million, compared to approximately HK$1,443 million and HK$1,700 million in 2002 and 2001, respectively.

     On April 15, 2003, we, HKTC and Telstra entered into a capacity prepayment agreement with Reach and certain of its subsidiaries whereby we and Telstra each paid US$143 million (approximately HK$1,115 million) (in aggregate US$286 million (approximately HK$2,231 million)) for the purchase of capacity as stated above. These prepayments (which will be compounded to reflect the time value of money) are to be applied against the cost of the services and capacity supplied to Telstra and us by the Reach Group as and when the Reach Group has available surplus cash in accordance with a prescribed formula. As at December 31, 2003, the total balance of HK$1,139 million comprising the prepayment of HK$1,115 million and the accrued interest receivable of HK$24 million was written down to zero based on the results of our assessment of the fair value of our interest in Reach. This agreement was amended and restated on June 17, 2004 in connection with the purchase of the outstanding debt under the Reach Term Facility by Telstra and us.

     On June 17, 2004, we and Telstra agreed to purchase the entire outstanding portion of US$1,200 million of the debt under the Reach Term Facility for approximately US$311 million (approximately HK$2,425 million) and we purchased 50% of this debt for approximately US$155.45 million (approximately HK$1,213 million) on June 18, 2004. The Reach Term Facility will be repayable in full by Reach on December 31, 2010. The interest payable under this facility will be LIBOR plus 250 basis points. The interest payable on this debt will be suspended for a period of up to six months from June 18, 2004, and no decision has been made as to the appropriate basis on which interest should be calculated following such period. Also, on June 17, 2004, we and Telstra agreed to provide Reach with the Reach Working Capital Facility, with each of us contributing up to US$25 million (approximately HK$195 million) to this facility. The facility will be payable in full by Reach on December 31, 2007 and interest payable under this facility will be LIBOR plus 250 basis points. For further details, see “— Overview — Development of Reach”.

Impact of Inflation/Deflation

     Over the last several years, Hong Kong has experienced an economic downturn and asset deflation. We do not believe that the general deflationary environment in Hong Kong has had or will have any material impact on our business. The annual deflation rate in Hong Kong was approximately 3.6%, 1.5% and 1.9% for the years ended December 2001, 2002 and 2003, respectively.

Seasonality

      Our results of operations are not materially affected by seasonal variations in demand for our services.

Market Risk

     Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, we continue to manage market risk that are directly related to our operations and financing, and we do not undertake any speculative trading activities that involve currency forwards, interest rate and currency swaps, forward rate agreements, options and other financial instruments. The Finance and Management Committee, a subcommittee of the Executive Committee of our Board of Directors, determines the appropriate risk management activities with the aim of prudently managing the market risk associated with transactions entered into in the normal course of our business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee, which are reviewed on a regular basis. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

     For a discussion on governmental economic, fiscal, monetary or political policies or factors that affected, or could materially affect our operations or investments by U.S. shareholders, see “Item 3. Key Information — Risk Factors”, “Item 4.B. Business Overview”, “Item 5. Operating and Financial Review and Prospects” and “Item 10. Additional Information”.

Differences Between Hong Kong (HK) and United States (US) GAAP

     Our primary financial statements have been prepared in accordance with HK GAAP, which differ in certain significant respects from US GAAP. These differences are set out in note 43 to our consolidated financial statements along with a reconciliation to US GAAP of our net income/(loss) for 2001, 2002 and 2003, and a reconciliation of our shareholders’ equity/(deficit) as at December 31, 2002 and 2003.

     Under US GAAP, net (loss)/gain for 2001, 2002 and 2003 would have been HK$(18,976) million, HK$(52,057) million and HK$(7,559) million, respectively, as compared with HK$1,343 million, HK$(7,762) million and HK$(6,100) million under HK GAAP.

     Under US GAAP, shareholders’ equity as at December 31, 2002 and 2003 would have been HK$75,903 million and HK$71,696 million, respectively, as compared with shareholders’ deficit of HK$5,916 million and HK$7,839 million under HK GAAP.

     The most significant differences that have affected our net loss and shareholders’ deficit under US GAAP are described below. These and other less significant differences, are more fully described in note 43 to our consolidated financial statements.

   Accounting for goodwill

     Effective January 1, 2001, upon the adoption under HK GAAP of Statements of Standard Accounting Practice, or SSAP, 30, “Business Combination”, any goodwill arising from transactions completed from January 1, 2001 onwards is capitalized and amortized on a straight-line basis over its estimated useful life. The amortization charge for each period is recognized as an expense. Generally, goodwill is tested for impairment whenever there are indications that impairment may exist. Goodwill previously eliminated against reserves may not be restated as an asset upon the adoption of SSAP 30. However, goodwill that is taken initially to reserves which is not restated as an asset on adoption of SSAP 30 is required to be tested for impairment annually. Goodwill which is amortized over a period exceeding 20 years is also required to be tested for impairment annually. An impairment loss is recognized in the income statement whenever the carrying amount of a cash generating unit to which goodwill belongs exceeds its recoverable amount, which is defined as the higher of net selling price and value-in-use, estimated at each balance sheet date.

     Under US GAAP, prior to January 1, 2002, goodwill arising on acquisitions was accounted for as an asset and amortized over the estimated period of benefit ranging from 10 to 20 years and subject to impairment. If the carrying value of the asset group which includes the goodwill exceeded the total expected undiscounted future cash flows, an impairment loss was measured using fair value of the asset group and was charged to the income statement as an expense.

     Upon the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002, goodwill and goodwill included in the carrying value of equity method investments are no longer to be amortized. In addition, SFAS No. 142 requires that goodwill be tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process. The first step screens for potential impairment of goodwill if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value.

   Accounting for identifiable intangible assets

     Under HK GAAP, identifiable intangible assets have been limited to those assets that can be identified and controlled and for which the existence of future economic benefits can be determined. In the event the criteria cannot be met, identifiable intangibles acquired in a business combination are required to be classified as a component of goodwill. Identifiable intangible assets are amortized over their expected future economic lives.

     Under US GAAP, identifiable intangible assets are required to be determined separately from goodwill based on fair value. SFAS No. 141, “Business Combinations”, which became effective and was adopted by us on January 1, 2002, adds new and specific criteria that must be applied to determine whether an intangible asset should be recognized apart from goodwill. In particular, an intangible asset which is acquired in a business combination should be recognized as an asset apart from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. As at the date that SFAS No. 142 was initially applied in its entirety, intangible assets that have been recognized separately from goodwill prior to the adoption of SFAS No. 142 should be reclassified as goodwill if the intangible assets do not meet one of the criteria for recognition apart from goodwill as stated in SFAS No. 141 or have been specifically excluded under SFAS No. 141. SFAS No. 141 specifically excludes assembled workforce acquired in a business combination from recognition apart from goodwill. In addition, as at the date SFAS No. 142 was initially applied in its entirety, the carrying amounts of any previously acquired intangible assets that have been included in the amount reported as goodwill should be reclassified and accounted for as intangible assets apart from goodwill only if (i) the asset meets the recognition criteria mentioned above; (ii) the asset had been assigned an amount equal to its estimated fair value at the date that the business combination was initially recorded; and (iii) the asset was accounted for separately from goodwill as evidenced by the maintenance of accounting records for that asset.

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

     Under HK GAAP, an impairment of long-lived assets is charged to the income statement as an expense unless it reverses a previous revaluation increase, in which case, it is charged directly against any related revaluation reserve to the extent the reduction does not exceed the amount held in the revaluation reserve with respect to the same item. Any excess will be charged to the income statement.

      Under US GAAP, if the carrying value of a long-lived asset is less than its undiscounted sum of estimated future cash flows, the long-lived asset should be adjusted downward to the lower of carrying value and fair value less cost to sell, establishing a new cost basis. The new cost basis is not changed for subsequent recoveries in fair value.

   Investment in marketable equity securities

     Under HK GAAP, investments in marketable equity securities are classified as either investment securities or other investments. Investment securities are included in the balance sheet at cost less any provisions for impairment. Provisions, if any, are reversed to the income statement when the circumstances and events that led to the provision cease to exist. Other investments are carried at fair value in the balance sheet and any unrealized holding gain or loss is recognized in the income statement.

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

   Share option scheme

     We follow the current practice in Hong Kong that no accounting entry is made on grant of share options to employees. Under US GAAP, compensation expense for share options is recognized at the date of grant and amortized over the vesting period. In accordance with the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123”, we have selected only the disclosure provisions related to employee stock options and follow the recognition and measurement provisions of Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for share options granted to employees. Accordingly, the amount of compensation expense is determined based on the intrinsic value, i.e., the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant and is amortized over the vesting period of the option concerned.

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

     Staff Accounting Bulletin, or SAB No. 104, “Revenue Recognition” issued by the SEC, applicable to financial statements prepared in accordance with US GAAP, requires, in certain cases, non-refundable up-front fees for services to be deferred and recognized over the longer of the contractual period or the expected customer relationship. Under US GAAP, we amortize these up-front fees over periods of 20 years.

   Non-employee stock options

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

      Under US GAAP, no provision is allowed for obligations under onerous contracts.

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

   Retirement scheme costs

     Prior to January 1, 2002, our contributions to the defined benefit retirement schemes were made in accordance with the advice of qualified independent actuaries and were recognized as costs of retirement benefits to the income statement in the relevant accounting period. Whenever there is significant funding deficit, special contributions were made to the retirement schemes as recommended by the actuaries and were deferred and amortized to the income statement on a systematic basis over the employee’s average expected remaining service lives. With the adoption under HK GAAP of SSAP 34 “Employee benefits” from January 1, 2002, costs of retirement benefits are assessed using the projected unit credit method and the cost of providing retirement benefits is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the schemes on an annual basis. We chose to recognize the entire transitional liability, which represents the excess of the defined benefit obligation over fair value of the scheme assets as at January 1, 2002, against the opening balance of the accumulated deficit as at January 1, 2002 and carry such liability in the consolidated balance sheet as non-current liabilities.

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

     US GAAP requires that retirement scheme costs be recorded in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” which recognizes in each accounting period the cost of providing retirement benefits earned by employees in that period. We adopted SFAS No. 87 on May 25, 2000 (i.e., the date of our acquisition of HKT in 2000) for US GAAP purposes.

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

     On adoption of SSAP 34 on January 1, 2002 for HK GAAP purposes, the accounting for retirement scheme costs became substantially the same under both HK GAAP and US GAAP. However, GAAP reconciling adjustments still arise due to the difference in adoption dates of the applicable accounting standards under HK GAAP and US GAAP.

      In conjunction with the acquisition of HKT, we assumed sponsorship of HKT’s defined benefit schemes.

   Accounting for subsidiaries under temporary control

     Under HK GAAP, our control over our interests in the HKT group’s IP Backbone business and Hong Kong wireless communications business was intended to be temporary, and accordingly, we did not consolidate the subsidiaries that operated these businesses from the date of acquisition of the HKT group until February 1, 2001, the date of completion of the Telstra alliance. Under US GAAP, the application of accounting principles with regard to temporary control is restricted to those circumstances that lie outside our control, except in specific situations wherein the disposal of an entire subsidiary is contemplated at the time of acquisition in a business combination. Accordingly, we were precluded from excluding these businesses from consolidation until the completion of the Telstra alliance in February 2001.

     Upon completion of the Telstra alliance in February 2001, we reflected our IP Backbone alliance as the formation of a joint venture together with a disposal of our 60% interest in the Hong Kong wireless communications business. Subsequently, we presented our respective interests in these businesses under US GAAP using the equity method of accounting. Accordingly, a fundamental change occurred from February 2001 in the presentation of our financial results in accordance with US GAAP, including (i) the de-consolidation of individual categories of assets and liabilities to reflect such amounts as part of the investment in each business under the one-line equity method, and (ii) the exclusion of separate categories of revenues and expenses for these businesses, reflecting such amounts as equity in earnings of associates based on our economic interest in each business.

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

     The measurement date for the acquisition of HKT has been determined for US GAAP to be May 25, 2000, the date of announcement of the recommendation of a scheme of arrangement by the HKT board and independent directors to its shareholders. The use of this measurement date has resulted in a decrease in goodwill for US GAAP purposes of HK$9,789 million as at the acquisition date.

   Derivative instruments

     Under HK GAAP, there are no specific accounting standards governing the accounting for derivative instruments. As a result, we adopt the following accounting policies under HK GAAP:

  Derivative financial instruments are not recognized in the financial statements;

  Premiums received or paid on written or purchased equity options are amortized over the terms of the options;

  Premiums received or paid on early termination or amendments of contract terms of the derivative financial instruments and any unamortized balance of premiums received or paid on terminated or amended derivative financial instruments are recognized in the income statement in the year of termination or amendment;

  Interest income or expenses arising from interest rate swap contracts are netted off against the related interest income or expenses applicable to the on-balance sheet items.

     Under US GAAP, we adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedge Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, which requires all financial instruments and derivatives be recognized on the balance sheet at fair value. The accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as a hedging relationship. The gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognized currently in the income statement. The gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument shall be reported as a component of other comprehensive income and reclassified into the income statement in the period affected by the hedged forecasted transaction. The gain or loss on a derivative instrument not qualifying for hedge accounting should be recognized in the income statement.

     In 1999, we issued an option, to the minority shareholder of a subsidiary to enable the minority shareholder to exchange its shares in the subsidiary for a fixed number of shares to be issued by us. For US GAAP purposes, the transaction has been reflected as if the acquisition of the minority interest in a subsidiary operating in the Internet services business in the “Others” segment had occurred at the date of grant. This instrument was recorded based on the fair value at the date of grant and purchase accounting was applied to allocate value to the net assets acquired. Under HK GAAP, the option was not recognized in the financial statements until the minority shareholder exercised the options for exchange of shares in 2001 and 2002.

     During 2002, we entered into certain equity swap contracts in relation to certain of our investments in equity securities which have been classified as trading securities in the financial statements under US GAAP. Each of these equity swap contracts comprise a debt instrument (the host contract) and embedded derivatives that are indexed to the prices of the equity investments. There are no specific accounting standards governing equity swap contracts under HK GAAP. The transactions were considered a combination of a forward sale of the trading securities and a call option held by the counterparty. The premium received from writing the call option was amortized over the term of the contracts. Under US GAAP, the debt instrument is carried at cost less discount while the compound embedded derivatives are bifurcated from the host contract and are separately accounted for in the financial statements at their fair market value at each balance sheet date.

   Loss on disposal of interest in RWC

     We disposed of our remaining 40% interest in RWC on June 28, 2002. Under HK GAAP, the disposal was recognized at the date of sale.

     For US GAAP purposes, on first adoption of SFAS No. 142 on January 1, 2002, the goodwill recorded in RWC was tested and was found to be impaired. Our share of the impairment loss was included in “Cumulative effect of change in accounting principle, net of tax” in the income statement for the year ended December 31, 2002 with a corresponding reduction in the carrying value of our investment in RWC. As a result of the reduction in carrying value, no loss on disposal was incurred under US GAAP when our 40% interest in RWC was sold in June 2002.

Recent HK GAAP Accounting Pronouncements

     In November 2002, the HKSA issued SSAP 36 “Agriculture”, or SSAP 36. This SSAP will become effective for accounting periods beginning on or after January 1, 2004 and is therefore required to be adopted by us for the year ending December 31, 2004.

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

     In October 2003, the HKSA issued its first Hong Kong Financial Reporting Standard, or HKFRS, HKFRS 1 “First-time adoption of Hong Kong Financial Reporting Standards”, or HKFRS 1. HKFRSs refer to the body of accounting standards, including SSAPs and Interpretations, currently in issue. HKFRS 1 will become effective for any initial HKFRS-compliant financial statements covering accounting periods beginning on or after January 1, 2004.

     HKFRS 1 requires an entity to comply with every SSAP and HKFRS in force in the first year when the entity first adopts HKFRSs. Accordingly, an entity’s first HKFRS-compliant financial statements will include both amounts for the current period as well as comparatives that conform to the requirements of HKFRS 1. Under HKFRS 1, an entity must explain how the transition to HKFRSs affects its reported financial position, financial performance and cash flows. It does not apply to changes in accounting policy made by an entity that already adopts HKFRSs and therefore the adoption of HKFRS 1 is not expected to have a significant effect on our financial statements presented in accordance with HK GAAP.

     In March 2004, the HKSA issued the following Hong Kong Accounting Standards, or HKASs, and HKAS Interpretation, or HKAS-Int, that were converged with equivalent International Accounting Standards, or IASs, and SIC Interpretations issued by the International Accounting Standards Board, or IASB, most of which were revised recently as a result of the IASB’s “Improvements” Project:

  HKAS 1 “Presentation of Financial Statements”

  HKAS 2 “Inventories”

  HKAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”

  HKAS 10 “Events after the Balance Sheet Date”

  HKAS 16 “Property, Plant and Equipment”

  HKAS 21 “The Effects of Changes in Foreign Exchange Rates”

  HKAS 27 “Consolidated and Separate Financial Statements”

  HKAS 28 “Investments in Associates”

  HKAS 29 “Financial Reporting in Hyperinflationary Economies”

  HKAS 33 “Earnings Per Share”

  HKAS-Int-12 “Consolidation – Special Purposes Entities”

     The above HKASs and HKAS-Int will become effective for accounting periods beginning on or after January 1, 2005 and are required to be adopted by us for the year ending December 31, 2005. As a consequence, the following SSAPs and Interpretations of the HKSA will be superseded at that time:

  SSAP 1 “Presentation of Financial Statements (revised 2001)”

  SSAP 2 “Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies (revised 2001)”

  SSAP 5 “Earnings Per Share (revised 1998)”

  SSAP 9 “Events after the Balance Sheet Date (revised 2001)”

  SSAP 10 “Accounting for Investments in Associates (revised 2001)”

  SSAP 11 “Foreign Currency Translation (revised 2001)”

  SSAP 17 “Property, Plant and Equipment (revised 2001)”

  SSAP 22 “Inventories (revised 2001)”

  SSAP 32 “Consolidated Financial Statements and Accounting for Investments in Subsidiaries (revised 2001)”

  Interpretation 1 “Costs of Modifying Existing Software”

  Interpretation 5 “Property, Plant and Equipment – Compensation for the Impairment or Loss of Items”

  Interpretation 8 “Presentation of Financial Statements – Current Assets: Classification of Restricted and Appropriated Cash Balance”

  Interpretation 10 “Earnings per Share – Financial Instruments and Other Contracts that may be Settled in Shares”

  Interpretation 18 “Consolidated and Equity Method – Potential Voting Rights and Allocation of Ownership Interests”

     Given the HKSA’s policy to converge Hong Kong accounting standards with the IASB’s financial reporting standards, the HKASs were issued to adopt the changes made as a result of the IASB improvements project as well as to eliminate, to the greatest extent possible, all differences that previously existed between Hong Kong accounting standards and the equivalent IASs. We are currently assessing the potential impact on the adoption of the above HKASs and HKAS-Int on January 1, 2005 may have on our financial statements presented in accordance with HK GAAP.

     In April 2004, the HKSA issued HKFRS 2 “Share-based Payment”, or HKFRS 2. This HKFRS will become effective for accounting periods beginning on or after January 1, 2005 and is therefore required to be adopted by us for the year ending December 31, 2005.

     HKFRS 2 prescribes the recognition principles and fair value measurement basis for all share-based payment transactions, including (i) equity-settled share-based payment transactions, (ii) cash-settled share-based payment transactions; and (iii) transactions with a choice of whether they are settled in cash or by issuing equity instruments. It requires companies to reflect in their profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. HKFRS 2 applies to grants of shares, share options or other equity instruments that were granted after November 7,

2002 and had not yet vested as at January 1, 2005, and it applies retrospectively to liabilities arising from share-based payment transactions existing as at January 1, 2005. We are currently assessing the potential impact on the adoption of HKFRS 2 may have on our financial statements presented in accordance with HK GAAP.

Recent US GAAP Accounting Pronouncements

     In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No., or FIN, 46, “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin, or ARB, No. 51”. FIN 46 requires the primary beneficiary to consolidate a variable interest entity, or VIE, if it has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. In December 2003, the FASB issued a revised interpretation to FIN 46, or FIN 46R, which will replace FIN 46 upon its effective date. FIN 46R retains many of the basic concepts introduced in FIN 46; however, it also introduces a new scope exception for certain types of entities that qualify as a business as defined in FIN 46R, revises the method of calculating expected losses and residual returns for determination of the primary beneficiary, includes new guidance for assessing variable interests. In accordance with the transition requirement of FIN 46R, we have applied the provisions of FIN 46 as at December 31, 2003, to all special-purpose entities, or SPEs, as defined within FIN 46R to which it is associated and all non-SPEs created on and after February 1, 2003. We will defer adoption of FIN 46R for all other non-SPEs until March 31, 2004. We have completed an evaluation and concluded that we do not have any business arrangements with entities entered on and after February 1, 2003 that qualify as a VIE under FIN 46. We are currently assessing the impact of FIN 46R and its related guidance on our results of operations, financial position and cash flows upon adoption as at March 31, 2004 and have not yet completed that assessment.

     In May 2003, the Emerging Issues Task Force, or EITF, reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF 00-21 requires that when the deliverables included in this type of arrangement met certain criteria, they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. The residual method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. The provisions of EITF 00-21 are effective for revenue arrangements entered into on or after January 1, 2004. We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and have not yet completed that assessment.

Appendix A

Reconciliation of Non-GAAP Figures to Equivalent GAAP Figures

     For improved clarity, we are providing definitions of non-GAAP measures and reconciliations of non-GAAP measures to the appropriate GAAP measures.

   Net Cash

     Net cash is a measure commonly used for measuring the cash position of a company. It refers to our cash and cash equivalents plus bank fixed deposits pledged as security for a standby letter of credit facility granted to an indirectly wholly-owned subsidiary in connection with the Cyberport project minus short-term borrowings. Reconciliation of net cash as at December 31, 2003 and 2002 to cash and cash equivalents was as follows:

		2003	2002

		(HK$ million)
Net cash		5,375	8,447
Add:	Short-term borrowings	160	154
Less:	Pledged deposits (included in “restricted cash” on balance
	sheet)	—	(720)

Cash and cash equivalents		5,535	7,881

   Net Debt

     Net debt is a measure commonly used for measuring the exposure to borrowings that a company has after netting off the cash balance. It refers to our long-term liabilities plus short-term borrowings, minus cash and cash equivalents, and bank fixed deposits pledged as security for a standby letter of credit facility granted to an indirect wholly-owned subsidiary in connection with the Cyberport project. Reconciliation of net debt as at December 31, 2003 and 2002 to long-term liabilities and short-term borrowings was as follows:

		2003	2002

		(HK$ million)
Net debt		29,131	32,919
Add:	Cash and cash equivalents	5,535	7,881
	Pledged deposits (included in “restricted cash” on balance
	sheet)	—	720

		34,666	41,520

Representing:
Long-term liabilities		34,506	41,366
Short-term borrowings		160	154

		34,666	41,520

   Adjusted EBITDA

     Adjusted EBITDA is commonly used in the telecommunications industry as an indicator of operating performance, leverage and liquidity. We also believe that the presentation of adjusted EBITDA provides an additional measure for assessing our performance on these aspects. Our use of adjusted EBITDA is not necessarily comparable with similarly titled measures used by other companies. Adjusted EBITDA margin equals adjusted EBITDA as a percentage of turnover. Reconciliation of adjusted EBITDA figures to net cash inflow from operating activities was as follows:

	2003	2002	2001

	(HK$ million)
Adjusted EBITDA	7,372	8,120	7,396

	2003	2002	2001

	(HK$ million)

Restructuring costs	(38)	(311)	—
Provision for inventory obsolescence	70	26	38
Interest capitalized	17	33	140
Provision for doubtful debts	115	148	57
Dividend income	10	—	—
Unrealized exchange differences	—	—	1
Decrease/(Increase) in operating assets:
— properties under development for sale	286	(2,204)	(1,260)
— inventories	(123)	(135)	64
— accounts receivable	54	(32)	(207)
— prepayment, deposits and other current assets	(245)	69	282
— sales proceeds held in stakeholders’ accounts	(2,402)	—	—
— restricted cash	(2,701)	—	—
— gross amounts due from customers for contract work	—	—	53
— amounts due from jointly controlled companies and
associates	—	—	(1,238)
— amounts due from related companies	(25)	204	(33)
Increase/(Decrease) in operating liabilities:
— accounts payable, provisions, accruals, other payables and
deferred income	3,448	159	1,067
— amount due to minority shareholders of subsidiaries	—	5	(5)
— gross amounts due to customers for contract work	(10)	(38)	48
— amounts due to related companies	(322)	(446)	450
— advances from customers	(63)	(277)	(48)
Interest paid	(294)	(221)	(231)
Arrangement fee on bank loans and other borrowings	(29)	(20)	(91)
Interest received	93	82	549
Dividends received	—	—	8
Tax paid
— Hong Kong profits tax paid	(1,371)	(1,243)	(1,296)
— Overseas tax paid	(26)	(2)	(28)

Net cash inflow from operating activities	3,816	3,917	5,716

Turnover	22,550	20,112	21,959

Adjusted EBITDA margin	33%	40%	34%

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

      The following table sets forth information about the persons who are our Directors as at May 31, 2004:

Name	Position	Date of Appointment

Li Tzar Kai, Richard	Chairman	August 3, 1999
So Chak Kwong, Jack	Deputy Chairman and Group	July 25, 2003
Managing Director
Yuen Tin Fan, Francis	Deputy Chairman and Executive	August 3, 1999
Director
Peter Anthony Allen	Executive Director	August 3, 1999
Alexander Anthony Arena	Group Chief Financial Officer, Deputy	August 3, 1999
Chairman of Executive Committee and
Executive Director

Name	Position	Date of Appointment

Michael John Butcher	Chief Operating Officer and Executive	June 1, 2002
Director
Chung Cho Yee, Mico	Executive Director	November 4, 1996
Lee Chi Hong, Robert	Executive Director	September 5, 2002
Sir David Ford, KBE, LVO	Non-Executive Director	June 1, 2002
The Hon. Raymond George Hardenbergh Seitz	Non-Executive Director	October 13, 2000
Prof Chang Hsin-kang	Independent Non-Executive Director	October 13, 2000
Dr. Fung Kwok King, Victor	Independent Non-Executive Director	October 13, 2000
Dr. The Hon. Li Kwok Po, David, GBS, JP	Independent Non-Executive Director	October 13, 2000
Sir Roger Lobo, CBE, JP	Independent Non-Executive Director	August 3, 1999
Aman Mehta	Independent Non-Executive Director	February 10, 2004

     Li Tzar Kai, Richard aged 37, is chairman of PCCW. He is also chairman and chief executive of the Pacific Century Group, chairman of Pacific Century Premium Developments Limited and chairman of Singapore-based Pacific Century Regional Developments Limited.

     Mr. Li is a governor of the World Economic Forum for Information Technologies and Telecommunications and a member of the Center for Strategic and International Studies’ International Councillors’ Group in Washington, DC.

     Mr. Li is also a member of the Global Information Infrastructure Commission and an advisor of the United Nations Information and Communication Technologies Task Force.

     So Chak Kwong, Jack aged 59, became deputy chairman and group managing director of PCCW on July 25, 2003.

     After beginning his career with the Hong Kong Government, Mr. So joined the private sector in 1978 and held various posts in the securities, banking and real estate business.

     Before taking up his post at PCCW, Mr. So was chairman and chief executive of MTR Corporation Limited from 1995 to 2003.

     He served as executive director of the Hong Kong Trade Development Council from 1985 to 1992.

     Mr. So is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and Cathay Pacific Airways Limited. He also sits on a number of other committees and organizations, including the Hong Kong – United States Business Council, The University of Hong Kong Council and the General Committee of Hong Kong General Chamber of Commerce.

     Yuen Tin Fan, Francis aged 51, joined the Pacific Century Group in 1996 as deputy chairman and is currently a deputy chairman of PCCW. He is also a deputy chairman of Pacific Century Premium Developments Limited, a member of PCCW’s Executive Committee and chairman of Pacific Century Insurance Holdings Limited.

     From 1988 to 1991, he was chief executive of SEHK. Mr. Yuen was also a founding director of Hong Kong Securities Clearing Company Limited. He served from 1992 to 1994 as a member of the International Markets Advisory Board of NASDAQ in the United States.

     He served as managing director of Citicorp Scrimgeour Vickers Hong Kong Limited in October 1986 and was appointed to the firm’s main board in London in 1987. Mr. Yuen worked for Wardley, a merchant bank, from 1977 to 1985.

     Mr. Yuen is chairman of the Board of Trustees of the Hong Kong Centre for Economic Research, a member of the Shanghai People’s Political Consultative Committee and a member of the Board of Trustees of Shanghai’s Fudan University.

     He received a Bachelor of Arts degree in economics from the University of Chicago and is currently a member of the Board of Trustees of the university.

     Peter Anthony Allen aged 49, is an executive director of PCCW. He is also an executive director and chief financial officer of Pacific Century Regional Developments Limited and the Pacific Century Group, an executive director of Pacific Century Insurance Holdings Limited and chief executive officer and representative director of JALECO LTD.

     He was educated in England and has a degree in Economics from Sussex University, England. He is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Singapore.

     Mr. Allen joined KPMG Peat Marwick in 1976 and in 1980 joined Occidental Petroleum Corporation. In 1983, Mr. Allen joined Schlumberger Limited and worked in various countries holding key finance positions. In 1989, Mr. Allen moved to Singapore as regional financial director of the Vestey Group.

     He later joined Bousteadco Singapore Limited as group operations controller in 1992 and Morgan Grenfell Investment Management (Asia) Limited as director and chief operating officer in 1995. He joined the Pacific Century Group in 1997.

     Alexander Anthony Arena aged 53, is an executive director of PCCW, deputy chairman of PCCW’s Executive Committee, group chief financial officer of PCCW, a director of Pacific Century Premium Developments Limited, a director of Pacific Century Regional Developments Limited and a director of Pacific Century Insurance Holdings Limited. He joined the Pacific Century Group in 1998.

     Prior to joining the Pacific Century Group, Mr. Arena was a Special Policy Adviser to the Hong Kong Government from 1997 to 1998. From 1993 to 1997, he was director-general of telecommunications in the Office of the Telecommunications Authority of Hong Kong, as well as a member of the Broadcasting Authority.

     Before his appointment as director-general, Mr. Arena was recruited to plan a reform program for the liberalization of Hong Kong’s telecommunications sector. Prior to his appointment to the Hong Kong Government, he was an inaugural member of the Australian Telecommunications Authority, where he served for four years.

     Mr. Arena has had an extensive career in public administration, specializing in high technology and infrastructure industries. From a practicing radio/communications engineer to a public policy maker, his experience spans such diverse areas as the commercialization of government-owned business enterprises and deregulation in the aviation, transport, telecommunications and postal industries.

     Mr. Arena graduated from the University of New South Wales, Australia, with a bachelor’s degree in electrical engineering. He completed a MBA at Melbourne University, Australia, and is a Fellow of the Hong Kong Institution of Engineers.

     Michael John Butcher aged 55, was appointed chief operating officer of PCCW on April 8, 2002. He is an executive director and a member of PCCW’s Executive Committee.

     Mr. Butcher has 30 years’ experience in the information-technology industry, including experience in the telecommunications, computer and services sectors.

     Most recently, Mr. Butcher was president of International Operations for Lucent Technologies, and before that was president of Lucent’s Asia-Pacific operations based in Hong Kong. He joined Lucent Asia-Pacific in 1997 with a focus on expanding the company’s presence in the region. He also led Lucent’s entry into Australia.

     Before joining Lucent Technologies, Mr. Butcher had extensive experience in software and systems-integration, technology and business. He was president of Electronic Data Systems (EDS) Australia and New Zealand and a member of the company’s Asia Pacific executive committee.

     Prior to joining EDS in 1993, Mr. Butcher played roles in sales, sales management and marketing with Datapoint Corporation, Alcatel, Wang Australia and Olivetti.

     Mr. Butcher began his career in the UK in 1969 as a systems engineer. He received his Bachelor of Science in Mechanical Engineering in the UK and has attended various management courses including INSEAD in Paris and the Fuqua School of Business, Duke University, in North Carolina.

     Chung Cho Yee, Mico aged 43, joined the Pacific Century Group in March 1999 and is an executive director, responsible for the Pacific Century Group’s merger and acquisition activities and is a member of PCCW’s Executive Committee. He is a qualified solicitor by profession.

     Mr. Chung graduated from the University College, University of London, England, with a law degree in 1983. He qualified as a solicitor in Hong Kong in 1986, after which he worked in the commercial department of a law firm in Hong Kong for two years. He joined the corporate finance department of Standard Chartered Asia Limited, the investment banking arm of Standard Chartered Bank, in 1988.

     He became a director and the general manager of Bond Corporation International Ltd in 1990, leaving to join China Strategic Holdings Ltd in January 1992.

     Lee Chi Hong, Robert aged 53, joined PCCW on August 19, 2002, and is an executive director of PCCW, Chief Executive Officer of Pacific Century Premium Developments Limited and is a member of PCCW’s Executive Committee.

     Mr. Lee was previously an executive director of Sino Land Company Limited, where his responsibilities included sales, finance, acquisitions, investor relations, marketing and property management.

     Prior to Sino Land, Mr. Lee was a senior partner at Deacons in Hong Kong, where he specialized in banking, property development, corporate finance and dispute resolution in Hong Kong and the PRC. Prior to Deacons, Mr. Lee was a solicitor with the London firm of Pritchard Englefield & Tobin. He was enrolled as a solicitor in the UK in 1979 and admitted as a solicitor in Hong Kong in 1980. Mr. Lee became a Notary Public in Hong Kong in 1991.

     He was also a member of the panel of arbitrators of the China International Economic and Trade Arbitration Commission of the China Council for the Promotion of International Trade in Beijing, PRC.

     Mr. Lee graduated in 1975 with a bachelor’s degree in Political Science from Cornell University.

     Prof Chang Hsin-kang aged 63, is an independent non-executive director of PCCW.

     He is currently the President and University Professor of City University of Hong Kong. He has taught at several major universities in North America and served in a number of educational, science and technology organizations and public advisory bodies in both the United States and Hong Kong.

     He is a member of the Judicial Officers Recommendation Commission. Prof Chang is a foreign member of the Royal Academy of Engineering of UK and Chevalier dans l’Ordre National de la Légion d’Honneur of France. He was also awarded the Gold Bauhinia Star by the Government of the Hong Kong Special Administrative Region.

     Prof Chang also serves as an independent non-executive director of Pacific Century Insurance Holdings Limited and Pacific Century Insurance Company Limited, both of which are subsidiaries of Pacific Century Regional Developments Limited, a substantial shareholder of PCCW.

     Sir David Ford, KBE, LVO aged 69, is a non-executive director of PCCW. He started his working life as a Regular Army officer in the Royal Artillery. He joined the Gunner Commando Regiment in 1962 and saw active service in Aden and Borneo with Commando Brigade.

     Sir David left the army in 1972 and subsequently spent more than 20 years in Hong Kong, holding a number of appointments as a senior civil servant in the Hong Kong Government and one in the Northern Ireland Office. He attended the Royal College of Defence Studies in 1982. Most recently he was Chief Secretary in the Hong Kong Government from 1986 to 1993, and then Hong Kong Commissioner in London until the change of sovereignty in June 1997.

     Dr. Fung Kwok King, Victor aged 58, is an independent non-executive director of PCCW. Dr. Fung served as a non-executive director of HKT from November 5, 1992 until August 17, 2000.

     Dr. Fung holds Bachelor and Master Degrees in Electrical Engineering from the Massachusetts Institute of Technology and a Doctorate in Business Economics from Harvard University. He is currently Chairman of the Li & Fung Group, the Greater Pearl River Delta Business Council, the Hong Kong Airport Authority and the Hong Kong University Council. He is also an independent non-executive director of Bank of China (Hong Kong) Limited, Orient Overseas (International) Limited and Sun Hung Kai Properties Limited.

     Dr. Fung holds a number of civic and professional appointments. He is a member of Chinese People’s Political Consultative Conference and the Hong Kong Government Judicial Officers Recommendation Committee. From 1991 to 2000, Dr. Fung was Chairman of the Hong Kong Trade Development Council and from 1996 to 2003, he was the Hong Kong representative on the APEC Business Advisory Council. In 2003, the Government of the Hong Kong Special Administrative Region awarded Dr. Fung the Gold Bauhinia Star for distinguished service to the community.

     Dr. The Hon. Li Kwok Po, David, GBS, JP aged 65, is an independent non-executive director of PCCW. He was previously a non-executive deputy chairman of HKT and served as a director of that company from November 30, 1987 until August 17, 2000.

     He is chairman and chief executive of the Bank of East Asia and represents the Finance Constituency in the Legislative Council of Hong Kong. Dr. Li is Chairman of The Chinese Banks Association, and he is a member of the Exchange Fund Advisory Committee, Banking Advisory Committee, Hong Kong Association of Banks, Mandatory Provident Fund Schemes Authority and The Hong Kong Mortgage Corporation Limited.

     Sir Roger Lobo, CBE, JP aged 80, is an independent non-executive director of PCCW and chairman of each of the Audit Committee, the Regulatory Compliance Committee and the Nomination Committee of the Board.

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

     He currently serves as chairman (Board of Trustees) of Vision 2047 Foundation, vice-patron of the Community Chest of Hong Kong and the Society for the Rehabilitation of Offenders and Advisory Board member of the Hong Kong Aids Foundation.

     Sir Roger has been the recipient of several awards and honors from the British Crown and the Vatican.

     Aman Mehta aged 57, became an independent non-executive director of PCCW on February 10, 2004.

     Mr. Mehta joins the Board following a distinguished career in the international banking community. He held the position of Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited until December 2003, when he retired.

     Born in India in 1946, Mr. Mehta joined the HSBC group in Bombay in 1967, and after a number of assignments throughout the HSBC group, was appointed Manager-Corporate Planning at group headquarters in Hong Kong in 1985.

     After a three-year posting to Riyadh, he was appointed Group General Manager in 1991 and General Manager-International in the following year, with responsibility for overseas subsidiaries. Subsequently, he held senior positions in the United States, overseeing HSBC group companies in the Americas, and later, responsibility for HSBC’s operations in the Middle East.

     In 1998, Mr. Mehta was re-appointed General Manager-International after which he became Executive Director International. Then in 1999, he was appointed Chief Executive Officer, the position he held until his retirement.

     Subsequent to his retirement in December 2003, Mr. Mehta has taken up residence in New Delhi.

     The Hon. Raymond George Hardenbergh Seitz aged 63, is a non-executive director of PCCW and chairman of the Remuneration Committee of the Board. He was a non-executive director of HKT from October 15, 1997 until August 17, 2000.

     He was vice-chairman of Lehman Brothers International from April 1995 to April 2003 and was the U.S. Ambassador to Great Britain from 1991 to 1994. Prior to that, he was the U.S. Assistant Secretary of State for Europe from 1989 to 1991 and Minister at the U.S. Embassy in London from 1984 to 1989.

     The following persons served as directors during the year ended December 31, 2003 and had resigned or retired from office prior to May 31, 2004:

Date of Resignation/
Name	Position	Retirement

Cheung Wing Lam, Linus	Deputy Chairman and Executive Director	February 29, 2004
John Todd Bonner	Executive Director	May 22, 2003

B. Compensation

      Details of Directors’ remuneration are set forth below:

Year ended
December 31, 2003

(HK$ million)

Non-executive Directors
Fees	4
Executive Directors
Fees	—
Salaries, allowances and other allowances and benefits in kind	62
Pension scheme contributions	4
Bonuses paid and payable	50
Payments as compensation for loss of office	—
Further payment as compensation for loss of office to a past director	2
Payment to a director as inducement to join the Company -	—

Total	122

     Pursuant to an agreement made between the Chairman and Michael John Butcher in 2002, 387,600 shares of the Company were transferred by the Chairman personally to that director in April 2004. This was the second of three equal annual installments totaling 1,162,800 shares. No new shares were issued by the Company and the Company did not bear any portion of the cost of the shares transferred by the Chairman.

C. Board Practices

General

     The Board is responsible for the management of the Company. Key responsibilities include formulation of the PCCW group’s overall strategies, the setting of management targets and supervision of management performance. The Board reserves itself to making broad policy decisions, delegating responsibility for more detailed considerations to the Executive Committee under the leadership of the Chairman.

     Pursuant to the articles of association of the Company, one-third of the directors shall retire and be eligible for re-election at each PCCW annual general meeting.

     All directors have full and timely access to all relevant information, including regular reports from each of the Board committees and briefings on significant legal, regulatory or accounting issues affecting the Group. Directors may take independent professional advice, which will be paid for by the Company.

Directors’ Service Contracts

     With one exception, our Non-executive Directors do not have service contracts with us providing for benefit upon termination of appointment and do not have fixed terms of office. The Non-executive Director who has a service contract with us will receive payment in lieu of notice in accordance with our statutory obligations if the contract is terminated by us other than for cause. The required notice period is six months. The payment the Director will receive in lieu of notice is his monthly basic salary for each month that notice was not provided.

     With the exception of two Executive Directors, our Executive Directors do not have fixed terms of office. Except as described below, the service contracts that we have with our Executive Directors do not provide for any benefits upon termination of employment, save to the extent that we would be required to make compensation payments in lieu of notice in accordance with our statutory obligations if the contract is terminated by us other than for cause. Notice periods range from six months to twelve months.

     So Chak Kwong, Jack entered into a service contract with the Company for a period of three years commencing on July 25, 2003. Mr. So’s service contract provides for a compensation payment from the Company for early termination by the Company during the term of the contract. In addition, Mr. So’s service contract provides for early transfer of PCCW shares from PCD in the event of early termination by the Company during the term of the contract. The number of PCCW shares he receives will be based on when he is terminated under the contract.

     Michael John Butcher entered into a renewed service contract with the Company for a period of two years commencing on April 10, 2004. Apart from statutory compensation, Mr. Butcher’s service contract provides for the early vesting of PCCW options and the early transfer of PCCW shares by the Chairman that are due to vest within the contract period in the event of early termination by the Company during the term of the contract.

Executive Committee and sub-committees

     The Executive Committee of the Board meets regularly and operates as a general management committee with overall delegated authority from the Board. The Executive Committee determines group strategy, reviews trading performance, ensures adequate funding, examines major investments and monitors management performance. The Executive Committee reports through the Chairman to the Board. The members of the Executive Committee are: Li Tzar Kai, Richard (Chairman); Alexander Anthony Arena (Deputy Chairman); So Chak Kwong, Jack; Yuen Tin Fan, Francis; Michael John Butcher; Chung Cho Yee, Mico; and Lee Chi Hong, Robert.

     Reporting to the Executive Committee are sub-committees comprising executive directors and members of senior management who oversee all key operating and functional areas within the Company. Each sub-committee has defined terms of reference covering its authority and duties, meets frequently and reports to the Executive Committee on a regular basis.

     The Finance and Management Committee was established in August 2003 to take over the functions of the former Finance Committee. This committee is chaired by the Deputy Chairman and Group Managing Director, So Chak Kwong, Jack and meets frequently on a regular basis to review management and strategic matters for the PCCW group and to set overall financial objectives and policies.

      The Operational Committee directs all the core communications and business solutions operations.

     A Disclosure Committee has also been established, comprising senior members of PCCW’s Group Finance, Group Legal, Corporate Secretariat and Group Internal Audit departments. The Committee meets to review the procedures for the preparation and content of PCCW’s annual reports on Form 20-F to the SEC and reports to the Finance and Management Committee on an ad hoc basis.

Audit Committee

     The Audit Committee of the Board is responsible for ensuring objectivity and credibility of financial reporting and that the directors have exercised the care, diligence and skills prescribed by law when presenting results to the shareholders. The committee’s authority and duties are set out in written terms of reference, consistent with those recommended by the Hong Kong Society of Accountants.

     Under the terms of reference, the Audit Committee’s responsibilities include the appointment, compensation and supervision of the external auditors. To ensure auditor independence, procedures have been adopted by the Audit Committee for the pre-approval of all audit and permitted non-audit services to be undertaken by the external auditors. The breakdown of fees paid to the external auditors for such services is set out in “Item 16.C. Principal Accountant Fees and Services”. The Audit Committee meets regularly with management and external auditors and reviews their reports. The members of the Audit Committee are: Sir Roger Lobo (Chairman); Prof Chang Hsin-kang; Dr. The Hon. Li Kwok Po, David; and Aman Mehta.

      Each member of the Audit Committee is an independent non-executive director.

     The Audit Committee met five times in 2003 to review our financial statements and internal financial reporting, compliance processes and internal controls and the work program and activities of our Group Internal Audit unit.

Nomination Committee

     The Nomination Committee was formed in May 2003 to ensure fair and transparent procedures for the appointment of directors to the Board. The committee’s authority and duties are set out in written terms of reference, which specify that it must comprise at least three members, the majority of whom are independent non-executive directors. Members of the Nomination Committee are: Sir Roger Lobo (Chairman); Li Tzar Kai, Richard; and Dr. The Hon. Li Kwok Po, David.

Remuneration Committee

     The Remuneration Committee was formed in May 2003 to ensure formal and transparent procedures for overseeing and developing policies on the remuneration packages of individual executive directors. In addition, the committee provides effective supervision and administration of the Company’s share option scheme, as well as other share incentive schemes. The committee’s authority and duties are set out in written terms of reference, which specify that it must comprise at least three members, the majority of whom are independent non-executive directors. Under the terms of reference, the Remuneration Committee’s responsibilities include reviewing remuneration and other benefits arrangements to executive directors and administering the Company’s stock option scheme. The members of the Remuneration Committee are: The Hon. Raymond George Hardenbergh Seitz (Chairman); Sir Roger Lobo; and Dr. The Hon. Li Kwok Po, David.

Regulatory Compliance Committee

     A Regulatory Compliance Committee comprising executive and non-executive directors, but excluding Chairman Li Tzar Kai, Richard, has been established to review and monitor dealings with the Hutchison Whampoa Group and Cheung Kong Holdings Group. This is to ensure all dealings between these entities are conducted on arm’s-length terms. The members of the Regulatory Compliance Committee are: Sir Roger Lobo (Chairman); Alexander Anthony Arena; Dr. The Hon. Li Kwok Po, David; Prof Chang Hsin-kang; and Dr. Fung Kwok King, Victor.

Significant Differences from Corporate Governance Practices for U.S. Companies

     PCCW believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to U.S. companies.

     U.S. companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The SEHK Listing Rules require each listed company to include in its annual report to shareholders a statement as to whether or not it has complied with the Code of Best Practice appended to the SEHK Listing Rules, or the Code, throughout the accounting period covered by the annual report. A company that has not complied with the Code provisions, or complied with only some of the Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the Code provisions with which it has not complied, and (where relevant) for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. Throughout the year ended December 31, 2003, we complied fully with the Code save that our non-executive directors are not appointed for a specific term of office. Following the amendments to our Articles of Association effective January 7, 2003, our directors (including non-executive directors) are subject to retirement by rotation and shall be eligible for re-election at each annual general meeting. The Code does not currently require us to disclose the full range of corporate governance guidelines with which we comply and does not cover all the subjects that must be addressed in the corporate governance guidelines under NYSE rules.

     Under NYSE standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. PCCW’s Nomination Committee includes a majority of members who are independent and the Chairman of this Committee is an independent non-executive director. The Nomination Committee’s terms of reference do not require the Committee to develop and recommend corporate governance principles for PCCW. As stated above, PCCW is subject to the corporate governance principles of the Code.

     Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During 2003, our non-executive directors met twice as a group without the Chairman or other executive directors present. However, the Code currently has no provisions in relation to this practice.

     Under NYSE listing rules applicable to U.S. companies, independent directors must comprise a majority of the board of directors while the SEHK Listing Rules require companies to have at least three independent non-executive directors. As at May 31, 2004, our Board of Directors included five independent non-executive directors, which represents one third of its total members.

     A chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. In accordance with NYSE listing rules applicable to foreign private issuers, our Group Managing Director is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, our Group Managing Director is required to promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to us.

D. Employees

     As at May 31, 2004, we had approximately 12,200 employees. About 80% of our current employees work in Hong Kong. For the number of employees in each of our principal business segments as at December 31, 2001, 2002 and 2003, see “Item 5. Operating and Financial Review and Prospects — Results of Operations”.

     A Joint Staff Council was established to consult with certain employees on various matters, including the affairs of our Company.

     Our employees are not represented by any collective bargaining unit and we have never experienced a work stoppage. We do not recognize any labor unions, although we believe that some of our employees are members of unions. We believe that our relations with our employees are good.

E. Share Ownership

Directors’ Interest in Shares of PCCW and Certain Affiliated and Associated Companies

     The following table sets forth information regarding the share ownership of our Directors as at May 31, 2004 in us and our affiliated companies:

     Disclosure of interests in securities in Hong Kong is governed by the Securities and Futures Ordinance, or the HKSFO. The definition of “interests” under the HKSFO is broader in scope than (i) the determination of beneficial ownership based on Rule 13d-3 of the Exchange Act and related rules and regulations or (ii) the definition of “beneficial owner” as defined in the General Instructions of Form 20-F. Therefore interests disclosed under the HKSFO are not equivalent to beneficial ownership as determined by Rule 13d-3 or the definition of “beneficial ownership” under the General Instructions of Form 20-F.

Interests in PCCW

Name of Director	Number of Ordinary Shares							Aggregate interests as percentage of PCCW total issued shares
	Personal Interests		Family Interests		Corporate Interests	Other Interests	Underlying Shares Held under Equity Derivatives

Li Tzar Kai, Richard	—		—		6,870,600	—	—	0.13%
					(Note 1)
So Chak Kwong, Jack	—		—		—	—	18,483,000	0.34%
							(Note 2)
Yuen Tin Fan, Francis	—		—		—	—	17,068,000	0.32%
							(Note 3)
Peter Anthony Allen	253,200		—		—	—	2,629,200	0.05%
							(Note 3)
Alexander Anthony Arena	760,000		—		—	—	12,800,200	0.25%
							(Note 4)
Michael John Butcher	775,200		—		—	—	13,987,600	0.27%
							(Note 5)
Chung Cho Yee, Mico	1,176,260		18,455		—	—	11,390,400	0.23%
			(Note 6)				(Note 3)
Lee Chi Hong, Robert	992,600		511		—	—	5,000,000	0.11%
	(Note 7(a	))	(Note 7(b	))			(Note 3)
Sir David Ford	—		—		—	—	2,000,000	0.04%
							(Note 3)
Prof Chang Hsin-kang	64,000		—		—	—	—	0.001%

Dr. The Hon. Li Kwok Po, David	600,000		—		—	—	—	0.01%

Notes:

1.	These shares were held by Pacific Century Diversified Limited, or PCD, a wholly-owned subsidiary of Chiltonlink Limited, which was 100% owned by Li Tzar Kai, Richard.

2.	These shares represented (i) 6,483,000 shares So Chak Kwong, Jack will receive in three equal annual installments, the first installment to be transferred on the first anniversary of his employment with the Company, pursuant to an agreement made with PCD and (ii) 12,000,000 share options granted by the Company, see “— Interest in Share Options”.

3.	These shares represented share options granted by the Company, see “— Interest in Share Options”.

4.	These shares represented the (i) 200 shares held in the form of 20 ADRs and (ii) 12,800,000 share options granted by the Company, see “— Interest in Share Options”.

5.	These shares represented the (i) 387,600 shares Michael John Butcher will receive on April 3, 2005 pursuant to an agreement made on May 22, 2002 with Li Tzar Kai, Richard and (ii) 13,600,000 share options granted by the Company, see “— Interest in Share Options”.

6.	These shares were held by the spouse of Chung Cho Yee, Mico.

7.	(a) These shares were held jointly by Lee Chi Hong, Robert and his spouse.

(b) These shares were held by the spouse of Lee Chi Hong, Robert.

Interest in Share Options

     The share option scheme, or the Existing Scheme, adopted by the Company on September 20, 1994, last amended and restated on May 23, 2002, was due to expire in September 2004. It was therefore approved by the shareholders in the Company’s annual general meeting held on May 19, 2004 to terminate the Existing Scheme prematurely and adopt the new share option scheme. The rules of the new share option scheme provide that the Board of Directors may determine, at its sole discretion, such terms on the grant of an option. The overall limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the new share option scheme and other share option schemes must not exceed 30% of the shares in issue from time to time. In addition, in general, the maximum number of shares which may be granted under the new share option scheme must not exceed 10% of PCCW’s issued share capital as at May 19, 2004 (or some other date if renewal of this limit is approved by shareholders). The exercise price of the options under the new share option scheme shall be determined by our Board of Directors in its absolute discretion but in any event shall not be less than the highest of (i) the closing price of the shares as stated in the daily quotations sheet of SEHK on the date of grant, (ii) the average closing price of the shares as stated in the daily quotations of SEHK for the five days last preceding the date of grant on which days its has been possible to trade shares on SEHK, and (iii) the nominal value of a share on the date of grant. The vesting period and exercisable period of the options are determined by the Board of Directors, but no option can be exercised later than the day last preceding the tenth anniversary of the date of grant in respect of such option. In general, the subscription price is determined by reference to the closing prices of the shares as stated in the daily quotations of SEHK. The basis for determination of the subscription price and the total number of shares that can be granted to eligible persons are precisely specified in the rules of the new share option scheme. The new share option scheme does not specify a minimum period for which an option must be held nor a performance target which must be achieved before an option can be exercised. Details of the terms of the new share option scheme are set out in the Company’s circular dated April 13, 2004.

     Pursuant to the Existing Scheme, we granted options to our employees and Directors to subscribe for our ordinary shares. Details of the outstanding options granted to our Executive Directors as at May 31, 2004 are as follows:

Name of Director	Exercisable period (mm/dd/yy)	Weighted Average Exercise Price HK$	Outstanding number of share options
So Chak Kwong, Jack	07.25.2004 to 07.23.2013	4.35	12,000,000
Yuen Tin Fan, Francis	08.26.2001 to 07.23.2013	18.08	17,068,000
Peter Anthony Allen	08.17.2000 to 07.23.2013	9.76	2,629,200
Alexander Anthony Arena	08.17.2000 to 07.23.2013	14.74	12,800,000
Michael John Butcher	04.29.2003 to 07.23.2013	6.66	13,600,000
Chung Cho Yee, Mico	08.17.2001 to 07.23.2013	13.03	11,390,400
Lee Chi Hong, Robert	07.25.2004 to 07.23.2013	4.35	5,000,000
Sir David Ford	07.25.2004 to 07.23.2013	4.35	2,000,000

     Other than as disclosed above, at no time during the year was PCCW or any of its subsidiaries a party to any arrangements to enable its Directors to acquire benefits by means of the acquisition of shares in, or debentures of, PCCW or any other body corporate and none of the Directors, their spouses or children under the age of 18, had any right to subscribe for the securities of PCCW, or had exercised any such right during the year.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table below sets forth information with respect to persons who were beneficial owners of 5% or more of our outstanding ordinary shares as at May 31, 2004 to the extent that such information is available to us or can be ascertained from public filings.

      Disclosure of interests in securities in Hong Kong is governed by the HKSFO. Under the HKSFO, any person who is interested in 5% or more of the voting shares in a listed company is required to give notice to SEHK and the listed company concerned. The definition of “interests” under the HKSFO is broader in scope than (i) the determination of beneficial ownership based on Rule 13d-3 of the Exchange Act and related rules and regulations or (ii) the definition of “beneficial owner” as defined in the General Instructions of Form 20-F. Therefore interests disclosed under the HKSFO are not equivalent to beneficial ownership as determined by Rule 13d-3 or the definition of “beneficial ownership” under the General Instructions of Form 20-F.

Name of shareholder	Notes	Number of shares	%

OS Holdings Limited	1	1,549,938,605	28.9
The Starlite Unit Trust	1	1,549,938,605	28.9
The Ocean Unit Trust	1	1,549,938,605	28.9
Ocean Star Management Limited	1	1,549,938,605	28.9
Ocean Star Investment Management Limited	1	1,549,938,605	28.9
Pacific Century Group Holdings Limited	1	1,549,938,605	28.9
Pacific Century Regional Developments Limited	2	1,528,781,171	28.5
Pacific Century International Limited	3	1,528,781,171	28.5
Pacific Century Group (Cayman Islands) Limited	4	1,528,781,171	28.5
Anglang Investments Limited	5	1,528,781,171	28.5
Lehman Brothers Holdings Inc	6	434,546,309	8.09

Notes:

(1)

Pacific Century Group Holdings Limited (“PCGH”) directly owns 20,354,286 shares. PCGH may be deemed to beneficially own the 1,526,773,301 shares directly owned by PCRD, the 803,148 shares that the PCCW Capital Limited’s 3.5% guaranteed convertible bonds due 2005 held by PCGH are convertible into and the 2,007,870 shares that Pacific Century Insurance Company Limited (“PCI”) may be deemed to beneficially own due to PCGH’s indirect interest in PCI. As a result, PCGH may be deemed to beneficially own a total of 1,549,938,605 shares.

On April 18, 2004, Li Tzar Kai, Richard transferred all of the issued share capital of PCGH to Ocean Star Management Limited as trustee of The Ocean Unit Trust and The Starlite Unit Trust. Under the relevant unit trust deeds, the voting and dispositive power of PCGH shares held by the unit trusts are bifurcated such that Ocean Star Management Limited has the sole power to vote the PCGH shares and Ocean Star Investment Management Limited, the management company of the unit trusts, has the sole power to dispose of the PCGH shares. All of Ocean Star Management Limited’s issued share capital is held by OS Holdings Limited. The significant shareholders of Ocean Star Investment Management Limited are Jenny WL Fung, Jason Fedder and Lester G. Huang and each owns a beneficial interest of 32%, 32% and 31%, respectively. The significant shareholders of OS Holdings Limited are Jason Fedder, Lester G. Huang and Jenny WL Fung and each owns a beneficial interest of 29%, 28% and 28%, respectively. Due to this transfer, under Rule 13d-3 of the Exchange Act and related rules and regulations and the General Instructions of Form 20-F, as of April 19, 2004, Li Tzar Kai, Richard, Chiltonlink Limited and Pacific Century Diversified Limited’s beneficial ownership of our shares was under 5%.

(2)	PCRD directly owns 1,526,094,301 shares and 679,000 shares in the form of 67,900 ADRs. PCRD may be deemed to beneficially own the 2,007,870 shares that PCI may be deemed to beneficially own due to PCRD’s indirect interest in PCI. As a result, PCRD may be deemed to beneficially own a total of 1,528,781,171 shares.

(3)	Pacific Century International Limited (“PCIL”) does not directly own any shares. PCIL may be deemed to beneficially own the 1,526,773,301 shares directly owned by PCRD and the 2,007,870 shares that PCI may be deemed to beneficially own due to PCIL’s indirect interest in PCRD and PCI. As a result, PCIL may be deemed to beneficially own a total of 1,528,781,171 shares.

(4)

Pacific Century Group (Cayman Islands) Limited (“PCGCI”) does not directly own any shares. PCGCI may be deemed to beneficially own the 1,526,773,301 shares directly owned by PCRD and the 2,007,870 shares that PCI may be deemed to beneficially own due to PCGCI’s interest in PCRD and PCGCI’s indirect interest in PCI. As a result, PCGCI may be deemed to beneficially own a total of 1,528,781,171 shares.

(5)	Anglang Investments Limited (“Anglang”) does not directly own any shares. Anglang may be deemed to beneficially own the 1,526,773,301 shares directly owned by PCRD and the 2,007,870 shares that PCI may be deemed to beneficially own due to Anglang’s interest in PCRD and Anglang’s indirect interest in PCI. As a result, Anglang may be deemed to beneficially own a total of 1,528,781,171 shares.

(6)	Based on a filing made by Lehman Brothers Holdings Inc. on April 16, 2004 in Hong Kong, Lehman Brothers Holdings Inc. held an interest in 200,029,166 shares as beneficial owner and 234,517,143 shares by way of security. On March 18, 2004, Lehman Brothers Holdings Inc. with certain other entities also filed with the SEC a Schedule 13G. The Schedule 13G stated that by virtue of Rule 13d-3, Lehman Brothers Holdings Inc. may be deemed to beneficially own 314,931,874 shares.

     Save as disclosed above, we are not aware of any other beneficial owners of 5% or more of our outstanding ordinary shares. Our major shareholders have voting rights that are identical to all the other shareholders.

     Effective from January 8, 2003, we effected a share consolidation by consolidating every five shares of HK$0.05 each in our issued and unissued share capital into one share of HK$0.25. This share consolidation resulted in a reduction in the number of our issued and outstanding shares from 23,268,770,370 to 4,653,754,074. As at December 31, 2003, a total of 5,368,754,074 of our ordinary shares were outstanding. As at December 31, 2003, 28,503,760 of our ordinary shares were registered in the name of a nominee of Citibank N.A., the depositary under our ADS deposit agreement. We believe that, of such shares, approximately 28.5 million were held in the form of ADSs by approximately 527 holders in the United States.

B. Related Party Transactions

     This section describes certain transactions between other parties with whom we have a relationship and us. This section should be read in conjunction with the description of significant transactions with related parties under “Item 5. Operating and Financial Review and Prospects — Transactions with Related Parties”. Some of the transactions listed below do not constitute related party transactions for purposes of Form 20-F, but they were required to be disclosed by us as “connected person” transactions under the SEHK Listing Rules and, consequently, are listed below for reasons of completeness.

     During 2003, the largest aggregate amount of outstanding loans made by us to related parties was HK$1,251 million and we made a full provision for impairment and wrote down these loans to zero as at December 31, 2003.

1.

Our Chairman, Li Tzar Kai, Richard, is the son of Li Ka-shing, who is the chairman and an executive director of Hutchison Whampoa Limited (“HWL”) and its associated company, Cheung Kong (Holdings) Limited (together with their subsidiaries and affiliates, the “Hutchison Whampoa Group”). Li Tzar Kai, Richard has a personal interest in 110,000 shares in the Hutchison Whampoa Group (representing less than 0.01% of the outstanding shares of HWL) and he is also one of the discretionary beneficiaries of certain discretionary trusts which hold units in unit trusts which in turn are interested in certain shares of HWL. Since April 1, 2003, Li Tzar Kai, Richard has held one-third of the issued share capitals of two companies, which own all the shares in the trustee companies which act as trustees of such discretionary trusts and unit trusts. These trustee companies perform their functions as trustees independently without any reference to Li Tzar Kai, Richard. Notwithstanding the above, and in view of his small personal shareholding, his being a discretionary beneficiary and that the trustee companies act independently of him, we consider that Li Tzar Kai, Richard is not able to exert control or influence over the Hutchison Whampoa Group.

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

Certain businesses of the Hutchison Whampoa Group compete with certain aspects of our telecommunications businesses. In particular, HKTC and Reach each compete with, and interconnect their networks with, certain HWL subsidiaries, including Hutchison Global Communications Limited and Hutchison Telephone Company Limited, which are fixed network and mobile communications operators, respectively, in Hong Kong. Such interconnection arrangements are established in the ordinary course of our businesses, on the basis of arm’s length commercial agreements and in accordance with applicable telecommunications regulations in Hong Kong, as determined by Hong Kong’s Telecommunications Authority. HKTC is required under the terms of its FTNS license to interconnect its network with other licensees on a non-discriminatory basis.

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

2.	In March 2003, we provided a loan of HK$10 million to Omnilink Technology Limited (“Omnilink”), our non wholly-owned subsidiary, for financing its working capital and capital expenditures requirements. The loan is repayable upon the giving of one month’s notice by us and bears interest at 195 basis points over three-month HIBOR. On June 17, 2003 and August 13, 2003, we provided two additional loans of HK$20 million each to Omnilink for financing its working capital requirements. Each of these two loans is repayable upon the giving of one month’s notice by us and bears interest at the prime rate per annum quoted from time to time by The Hongkong and Shanghai Banking Corporation Limited.

3.

On November 19, 2001, PCCW Communications (Japan) K.K. (“PCCW Communications”), our indirect wholly-owned subsidiary, entered into a five-year lease agreement (the “Lease”) with Pacific Century Group Japan Y.K. (formerly known as Pacific Century Group Japan Co., Ltd.) (“PCGJ”) regarding the lease of certain office space in Pacific Century Place Marunouchi, Tokyo, Japan (the “Tokyo Building”) owned by PCGJ at a monthly rent of approximately Yen 7.4 million (approximately HK$0.5 million) plus other monthly management expenses and a sub-lease agreement (the “Sub-Lease”) regarding the sub-lease of office space in the Tokyo Building to PCGJ at a monthly rent of approximately Yen 3.1 million (approximately HK$0.2 million) plus other monthly management expenses and renovation costs. The Sub-Lease has a term of approximately four years and ten months. PCCW Communications also entered into a five-year lease agreement (the “Display Lease”) with The Pacific Century Place Marunouchi Owners Union (“PCPMOU”) regarding the lease of space for display of our logo outside the Tokyo Building at a monthly rent of Yen 0.95 million (approximately HK$0.07 million). A change was made to the arrangements described above when, on December 2, 2002, PCCW Communications entered into an agreement (the “Novation”) with PCGJ and New PCGJ Co., Ltd. The Novation was required in connection with certain financing arrangements PCGJ entered into with a third party and does not impact the substance of the arrangements. The effect of the Novation was to transfer PCGJ’s rights and obligations under the Sub-Lease to New PCGJ Co., Ltd. In 2003, PCCW Communications paid approximately HK$7 million and HK$0.8 million under the Lease and Display Lease, respectively, and received approximately HK$3 million under the Sub-Lease.

Li Tzar Kai, Richard indirectly holds a 55% interest in the issued share capital of PCGJ and New PCGJ Co., Ltd. PCGJ is able to exercise 94% of the voting rights of PCPMOU. As PCGJ, New PCGJ Co., Ltd. and PCPMOU are each associates of Li Tzar Kai, Richard, they are related parties of the Company.

4.

During the year ended December 31, 2002, HKT provided funding of approximately NT$37 million (approximately HK$8.5 million) to FIC Network Service, Inc., our non wholly-owned subsidiary, for financing its operations. The funding was unsecured, bore interest at a rate of 1.5% above the one month HIBOR rate and was repayable on demand. FIC Network Service, Inc. was dissolved on July 23, 2003 and the funding was written-off.

5.	On June 6, 2002, JALECO provided a guarantee of up to Yen 60 million (approximately HK$4.4 million) to UFJ Bank for the benefit of B-Factory Inc. (a non wholly-owned subsidiary of JALECO). This guarantee remained in place during the year ended December 31, 2003.

6.	During the year ended December 31, 2003, PCCW Services Limited (“PCCW Services”) provided certain staff,

administrative and support services to Pacific Century Matrix (HK) Limited (“PC Matrix HK”). The services were provided on normal commercial terms and were in the ordinary course of business. For the year ended December 31, 2003, the total charges for such services was approximately HK$12 million. Li Tzar Kai, Richard’s interests in the issued share capital of PC Matrix HK increased from 70% to 100% in May 2003. As PC Matrix HK is an associate of Li Tzar Kai, Richard, it is a related party of the Company.

7.	During the year ended December 31, 2003, we paid to PCI insurance premiums amounting to approximately HK$4.6 million with respect to group life and medical insurance (including clinical and hospitalization) coverage for our employees. PCI is an indirect wholly-owned subsidiary of Pacific Century Insurance Holdings Limited, of which PCRD held approximately 45% as at December 31, 2003. PCRD is a substantial shareholder of the Company. PCI continues to provide group life and medical insurance to us. The policies are on normal commercial terms and in the ordinary course of business.

8.

PCRD, a substantial shareholder of the Company, has provided a rental guarantee on each of Towers A and B and the 6-story commercial podium of Pacific Century Place, Beijing, the PRC. The two-year rental guarantees on Tower A and Tower B expired in 2001 and 2002, respectively. The two-year rental guarantee of not less than US$12,028,526 (approximately HK$93 million) for the podium commenced in July 2002.

9.	On February 26, 2003, a wholly-owned subsidiary of the Company, PCC Investments Limited (“PCCI”), Commercial Radio Productions Limited (“CRP”) and PCC Skyhorse Holding Limited (“Skyhorse”) entered into an agreement (the “Agreement”) pursuant to which Skyhorse agreed to repurchase CRP’s entire shareholding in Skyhorse for HK$80 million. Skyhorse was a joint venture company established on November 7, 2000 in which PCCI held 60% of the issued share capital and CRP held 40%. At the time the Agreement was entered into, CRP was a substantial shareholder in Skyhorse and therefore a connected person of the Company under the SEHK Listing Rules. The repurchase was conducted on normal commercial terms. Further details of this transaction were set out in the Company’s announcement dated February 26, 2003.

10.	On April 8, 2003, the Company provided a loan of RMB100 million to Unihub Global Network Technology (China) Limited (a non wholly-owned subsidiary of the Company) for financing its working capital and capital expenditure requirements. The loan is repayable upon the giving of one month’s notice by the Company and bears interest at 195 basis points over three-month HIBOR.

11.	On September 11, 2003, a non wholly-owned subsidiary of the Company, UCITC entered into an agreement with China Telecom Group Beijing Corporation (“CTB”), pursuant to which UCITC agreed to provide certain equipment services to CTB for approximately RMB22.5 million (approximately HK$21 million). As at the date of the agreement and up to December 31, 2003, CTB was a wholly-owned subsidiary of China Telecommunications Corporation (“China Telecom”) which indirectly held 50% equity interest in UCITC. As CTB is an associate of China Telecom, CTB was a connected person of the Company under the SEHK Listing Rules. Further details of this transaction were set out in the Company’s announcement dated September 16, 2003.

12.	On September 12, 2003, UCITC entered into an agreement with Jiangsu Telecom Company Limited (“JTCL”), pursuant to which UCITC agreed to provide certain systems integration and other services to JTCL for approximately RMB8.5 million (approximately HK$8 million). At the time the agreement was entered into by the parties, JTCL was an indirect non wholly-owned subsidiary of China Telecom. JTCL was an associate of China Telecom and therefore was a connected person of the Company under the SEHK Listing Rules. Further details of this transaction were set out in the Company’s announcement dated September 16, 2003.

13.

On September 18, 2003, UCITC entered into an agreement with Zhejiang Telecom Company Limited (“ZTCL”), pursuant to which UCITC agreed to provide certain consultancy services to ZTCL for approximately RMB4.8 million (approximately HK$4.5 million). On the same day, UCITC entered into another agreement with ZTCL, pursuant to which UCITC agreed to provide certain equipment installment and related services to ZTCL for approximately RMB9.2 million (approximately HK$8.7 million). At the time the agreements were entered into by the parties, ZTCL was an indirect non wholly-owned subsidiary of China Telecom. ZTCL was an associate of China Telecom and therefore was a connected person of the Company under the SEHK Listing Rules. Further details of these transactions were set out in the Company’s announcement dated September 19, 2003.

14.	On September 22, 2003, PCCW (Beijing) Limited (“PCCW Beijing”) entered into an agreement with China Unicom Corporation Limited Guangdong Branch (“CUCL”) and China Unicom Import & Export Co., Ltd. (“UEIL”), pursuant to which PCCW Beijing agreed to provide certain hardware, database software, systems integration and other related services to CUCL and UEIL for approximately RMB7.1 million (approximately HK$6.7 million). At the time the agreement was entered into by the parties, both CUCL and UEIL were subsidiaries of China United Telecommunications Corporation (“CUTC”). Each of CUCL and UEIL was a connected person of the Company under the SEHK Listing Rules because (a) China United Telecommunications Corp. (HK) Limited (“CUTCHK”), an indirect non wholly-owned subsidiary of CUTC, was a substantial shareholder of ChinaBiG Limited (“ChinaBiG”); and (b) Unicom Xing Ye Science & Technology Company Limited (“UXYST”), an indirect non wholly-owned subsidiary of CUTC, was a substantial shareholder of Unicom Yellow Pages Information Co., Ltd. (“Unicom Yellow Pages”). ChinaBiG and Unicom Yellow Pages were both non wholly-owned subsidiaries of the Company. Therefore, each of CUCL and UEIL was a connected person of the Company under the SEHK Listing Rules as they were associates of each of CUTCHK and UXYST. Details of this transaction were set out in the Company’s announcement dated December 31, 2003.

15.	On September 24, 2003, UCITC entered into an agreement with China Telecom, pursuant to which UCITC agreed to provide certain planning, design and implementation services to China Telecom for approximately RMB2.7 million (approximately HK$2.6 million). Further details of this transaction were set out in the Company’s announcement dated September 24, 2003.

16.	On September 24, 2003, UCITC entered into an agreement with China Telecom and China International Telecommunication Construction Corporation (“CITCC”), pursuant to which UCITC agreed to provide certain equipment and related installation services to China Telecom and CITCC for approximately RMB55.5 million (approximately HK$52.4 million). Further details of this transaction were set out in the Company’s announcement dated September 24, 2003.

17.	On November 4, 2003, UCITC entered into an agreement with Guangdong Telecom Company Limited (“GTCL”), pursuant to which UCITC agreed to provide certain systems integration and other services to GTCL for approximately RMB9 million (approximately HK$8.5 million). On December 30, 2003, UCITC entered into another agreement with GTCL, pursuant to which UCITC agreed to provide certain solutions, project management and consultancy services and other related services to GTCL for approximately RMB31.8 million (approximately HK$30 million). At the time each of the agreements was entered into by the parties, GTCL was an indirect non wholly-owned subsidiary of China Telecom. GTCL was an associate of China Telecom and therefore was a connected person of the Company under the SEHK Listing Rules. Further details of these transactions were set out in the Company’s announcements dated November 4, 2003 and December 31, 2003, respectively.

18.	We enter into transactions in the ordinary course of business with China Telecom and its subsidiaries, or the China Telecom Group. Under the SEHK Listing Rules, China Telecom and its subsidiaries are considered a connected person of the Company. Therefore, any transactions between the Company or its subsidiaries with any member of the China Telecom Group is a connected transaction. On February 10, 2004, we obtained a conditional waiver from strict compliance with certain disclosure requirements under the SEHK Listing Rules from SEHK regarding transactions with the China Telecom Group. Under this waiver, we are only required to disclose transactions with the China Telecom Group entered into in the ordinary course of business in 2004 in our annual report for 2004 as long as the aggregate transaction value does not exceed HK$412 million.

19.	On June 17, 2004, we and Telstra agreed to purchase the entire outstanding portion of US$1,200 million of the debt under the Reach Term Facility for approximately US$311 million (approximately HK$2,425 million) and we purchased 50% of this debt for approximately US$155.45 million (approximately HK$1,213 million) on June 18, 2004. For further details, see “Item 5. Operating and Financial Review and Prospects — Overview — Development of Reach”.

20.	On June 17, 2004, we and Telstra agreed to provide Reach with the Reach Working Capital Facility, with each of us contributing up to US$25 million (approximately HK$195 million) to this facility. The facility will be payable in full by Reach on December 31, 2007 and interest payable under this facility will be LIBOR plus 0.25%. For further details, see “Item 5. Operating and Financial Review and Prospects — Overview — Development of Reach”.

C. Interest of Experts and Counsel

      Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

    Consolidated Statements and Other Financial Information

     See Item 18 for PCCW’s financial statements.

    Legal Proceedings

     Except as described below, neither we nor any of our subsidiaries are a defendant in any material litigation or arbitration of material importance and no material litigation or claim is known by our Board of Directors to be pending or threatened against us or any of our subsidiaries.

     Reach Networks has instituted legal proceedings against certain operators of telecommunications networks to recover lost revenue resulting from the activities of those operators whom we believe were involved in diversion of international telecommunications traffic in breach of our legal rights. The aggregate amount claimed in these proceedings is around HK$557 million plus interest.

      With respect to the various actions that are pending, we consider the following to be material:

Plaintiff	Defendant	Date commenced	Court	Description of Proceedings	Relief Sought

Reach Networks	New World	February 3, 1999	High Court (HCCL	Improper diversion	HK$400
	Telecommunications Limited		No. 229 of 1999)	of delivery fees on	million plus
	(presently named in the			inbound international	interest
	proceedings as New World			traffic
Telephone Limited)

Reach Networks	Wharf T&T Limited	February 3, 1999	High Court (HCCL	Improper diversion	HK$157
			No.8 of 2000)	of delivery fees on	million plus
				inbound international	interest
traffic

      In connection with the legal proceedings instituted against it by Reach Networks, New World Telecommunications Limited has filed a counterclaim against Reach Networks for HK$94 million. In connection with the legal proceedings instituted against it by Reach Networks, Wharf T&T Limited has filed a counterclaim against Reach Networks for HK$78.5 million. All or any of our actions may be successful or unsuccessful and no assurance can be given that any recovery will be possible. Pursuant to the agreements for the transfer of our Internet protocol backbone operations to Reach, as part of our joint venture with Telstra, we retain the right to any proceeds if these proceedings are successful and we will be solely responsible for the conduct of these proceedings and all costs and expenses incurred in connection with these proceedings.

     On April 23, 2002, a writ of summons was issued against HKT, our indirect wholly-owned subsidiary, by New Century Infocomm Tech Co., Ltd. for its failure to purchase 6,522,000 shares of TTNS, our indirect subsidiary, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to HK$96 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period January 1, 2001 to January 2, 2002 at 6.725% per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance. However, this figure should be reduced by the current market value of shares in TTNS, which would be transferred to HKT in the event that the claimants were successful in their claim. A defense was filed on May 29, 2002. Based on legal advice received, the Directors believe that HKT has valid defenses, and therefore no provision has been made.

     On October 24, 2003, the Listing (Disciplinary) Committee of SEHK closed its investigation in connection with our preliminary approach to Cable and Wireless plc, or C&W, in December 2002 to initiate discussions regarding a possible transaction to take C&W private. We were found not to be in breach of any of our disclosure obligations under our listing agreement with SEHK.

     On August 23, 2003, a summons was issued against us in connection with the application of Wharf T&T Limited’s rights under Section 14(1) of the Telecommunications Ordinance to install telephone lines and other rights. The proceedings were withdrawn on March 8, 2004.

   Dividend Policy

     Subject to the capital reduction becoming effective, PCCW may pay dividends when our Board of Directors considers it appropriate in the future. The declaration or payment of dividends will depend on various factors, including:

•	attaining positive retained earnings;

•	our future operations, capital requirements and surplus;

•	general economic, political and financial conditions;

•	contractual restrictions;

•	investment and acquisition policy; and

•	other factors our Board of Directors may deem relevant.

B. Significant Changes

     See Item 18.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information

     The following tables set forth the high and low sales prices per share of our ordinary shares listed on SEHK and the high and low prices per share of our American Depositary Shares (each representing 10 of our ordinary shares) listed on the New York Stock Exchange, Inc., for the fiscal year ended December 31 of each year indicated below, as at the end of each fiscal quarter indicated below, and for each month of the six-month period ending May 31, 2004:

	HIGH		LOW

	Ordinary Shares (HK$)	ADSs (US$)	Ordinary Shares (HK$)	ADSs (US$)

2003	7.05	8.98	4.125	5.18

2002	11.875	15.40	4.55	5.60
	(Note 2)	(Note 2)	(Note 2)	(Note 2)
2001	25.75	33.125	8.15	10.35
	(Note 2)	(Note 2)	(Note 2)	(Note 2)
2000	131.75	100.00	24.25	28.75
	(Note 1)	(Note 1)	(Note 1)	(Note 1)

	HIGH		LOW

	Ordinary Shares (HK$)	ADSs (US$)	Ordinary Shares (HK$)	ADSs (US$)

1999	97.50	N/A	0.75	N/A
	(Note 3)		(Note 3)
2003:
First Quarter	7.05	8.98	4.40	5.55

Second Quarter	5.40	7.10	4.45	5.60

Third Quarter	5.25	6.80	4.125	5.18

Fourth Quarter	5.95	7.68	4.875	6.23

2002:
First Quarter	11.875	15.40	9.15	11.50
	(Note 2)	(Note 2)	(Note 2)	(Note 2)
Second Quarter	10.25	13.50	9.05	11.05
	(Note 2)	(Note 2)	(Note 2)	(Note 2)
Third Quarter	9.15	11.30	5.55	6.90
	(Note 2)	(Note 2)	(Note 2)	(Note 2)
Fourth Quarter	7.75	10.10	4.55	5.60
	(Note 2)	(Note 2)	(Note 2)	(Note 2)
December 2003	5.40	6.91	4.975	6.26

January 2004	6.50	8.37	5.25	6.65
February 2004	6.45	8.28	5.85	7.31
March 2004	6.10	7.99	5.00	6.50
April 2004	6.05	7.60	5.30	6.90
May 2004	5.35	6.86	4.875	6.10

Notes:

(1)	Adjusted for rights issue 30 for 1000 @HK$6.500 effective November 6, 2000 and share consolidation 5 into 1 effective January 8, 2003.

(2)	Adjusted for share consolidation 5 into 1 effective January 8, 2003.

(3)	Adjusted for share consolidation 5 into 1 effective August 3, 1999, rights issue 30 for 1000 @ HK$ 6.500 effective November 6, 2000 and share consolidation 5 into 1 effective January 8, 2003.

B. Plan of Distribution

      Not applicable.

C. Markets

      Markets on which Our Ordinary Shares Trade

     Our ordinary shares are listed on SEHK under the code number “008”. ADSs, each representing 10 of our ordinary shares, have been listed on the New York Stock Exchange, Inc. under the symbol “PCW” since August 22, 2000.

D. Selling Shareholders

      Not applicable.

E. Dilution

      Not applicable.

F. Expenses of the Issue

      Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

     Not Applicable.

B. Memorandum and Articles of Association

     Our company is registered in Hong Kong and has been assigned company number 69030. Set forth below is a brief summary of certain provisions of our Memorandum and Articles of Association amended on May 19, 2004. This summary does not purport to be complete and is qualified in its entirety by reference to our Memorandum and Articles of Association, which are filed as Exhibit 1 to this annual report.

   Purpose

     As it is typical of companies registered in Hong Kong, our objects, which are detailed in the Memorandum of Association, are broad and wide-ranging and include carrying on the business of integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); business e-solutions; data centers and related infrastructure. Our objects can be found in the third clause of the Memorandum of Association.

   Directors

     Subject to certain exceptions, Directors do not have power to vote at Board Meetings on matters in which they or any of their associates have a material interest. Directors do not have power to vote at Board Meetings on matters concerning their own appointment or compensation or the terms thereof, as the case may be.

     The Board of Directors may exercise all the powers of PCCW to borrow money. Variation of these borrowing powers would require the passing of a special resolution of our shareholders.

     The Board of Directors has the power at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board subject to the approval of the Executive Chairman. Any Director so appointed shall hold office only until our next following annual general meeting and shall then be eligible for reelection. Pursuant to section 157A of the Companies Ordinance, Hong Kong, resolutions proposing the re-election of Directors at a general meeting of a company must be proposed for each individual Director seeking re-election, unless it has been agreed by a unanimous vote at that meeting that a single resolution may be proposed for the reelection of two or more Directors. One-third (or the number nearest to but not greater than one-third) of the Directors shall retire and offer themselves for re-election at each annual general meeting of the Company.

      Directors are not required to retire at a particular age. Directors are not required to beneficially own our shares.

   Rights, Preferences, Restrictions Attaching to Shares and Changing the Rights of Shardholders

     Following the consolidation of every five issued and unissued shares of HK$0.05 into one new share of HK$0.25 on January 8, 2003, our share capital is divided into 6,400,000,000 ordinary shares with a nominal value of HK$0.25 each. Currently, we have only one class of ordinary shares outstanding. In order to vary the rights attached to any class of shares, the consent in writing of the holders of three quarters in nominal value of the issued shares of that class or the sanction of a special resolution passed at a general meeting of such holders is required.

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

     At any general meeting on a show of hands, shareholders present in person or by duly authorized representatives shall have one vote, and on a poll every shareholder present in person or by proxy or by duly authorized representative shall have one vote for every fully paid ordinary share held. On a poll, a shareholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

     In the event that we are to be wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may, with the authority of a special resolution, divide among the shareholders in specie or in kind all or any part of our assets and whether or not the assets consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

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

     Our Directors may, at their discretion, convene an extraordinary general meeting and an extraordinary general meeting shall also be convened by our shareholders as provided in the Companies Ordinance, Hong Kong. All of our shareholders are entitled to attend and vote at the annual general meeting and at extraordinary general meetings.

     An annual general shareholders’ meeting and an extraordinary general shareholders’ meeting called for the passing of a special resolution (as defined in the Companies Ordinance, Hong Kong) must be called by at least 21 days’ notice in writing. All other shareholders’ meetings must be called by at least 14 days’ notice in writing. The notice period is to be exclusive of the day of posting and the day on which it is served, which is deemed to be the next day following posting.

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

     Where any shareholder is required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

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

     Our Directors may also decline to recognize any instrument of transfer unless (a) a fee of such amount as shall for the time being be prescribed by SEHK, or such lesser sum as our Directors shall from time to time require is paid to us for registering any transfer or other document relating to or affecting the title to the ordinary shares involved or for otherwise making an entry in the register relating to such ordinary shares; (b) the instrument of transfer is accompanied by the certificate of the ordinary shares to which it relates and such other evidence as our Directors may reasonably require to show the right of the transferor to make the transfer; (c) the instrument of transfer is in respect to only one class of ordinary shares; (d) the ordinary shares concerned are free of any lien in favor of us; and (e) the instrument of transfer is properly stamped.

     If our Directors shall refuse to register a transfer of any share, they must, within two months after the date on which the transfer was lodged with us, send notice of such refusal as required by Section 69 of the Companies Ordinance, Hong Kong.

     Upon every transfer of ordinary shares the certificate held by the transferor must be given up to be cancelled and must forthwith be cancelled accordingly and a new certificate must be issued to the transferee in respect to the ordinary shares transferred to him and if any of the ordinary shares included in the certificate so given up shall be retained by the transferor a new certificate in respect thereof must be issued to him. We must also retain the transfer.

     The registration of transfers may be suspended and the register closed at such times and for such periods as our Directors may from time to time determine and either generally or in respect to any class of ordinary shares, provided always that such registration shall not be suspended or the register closed for more than 30 days in any year or, if the shareholders in general meeting approve, 60 days in any year.

   Repurchase of Ordinary Shares

     So far as it is permitted by the Companies Ordinance, Hong Kong or any other ordinance and is made in accordance with any relevant rules or regulations issued by SEHK or the Hong Kong Securities and Futures Commission from time to time, we are authorized by our Articles of Association to repurchase our ordinary shares.

C. Material Contracts

     The following contracts (being contracts not entered into in the ordinary course of business) have been entered into by us and our subsidiaries within the two years preceding the filing date of this annual report and are or may be material:

1.	An agreement dated June 28, 2002 between Telstra and us relating to, among other things, the disposal of 40% equity interest in the Regional Wireless Company to Telstra by us.

2.	Deed of Release dated June 28, 2002 executed by Telstra relating to the redemption of our US$750 million convertible bonds due 2007.

3.	US$190 million 5% Mandatory Convertible Note due 2005 issued by us to Telstra on June 28, 2002, or US$190 million Note.

4.	Equitable Mortgage Amendment Deed dated June 28, 2002 between Telstra, Pacific Century Cable Holdings Limited and us relating to the extension of our security obligation with respect to the US$190 million Note.

5.	Security Trust Deed dated January 15, 2001, further supplemented by the Supplemental Security Trust Deed dated June 28, 2002 with respect to the US$190 million Note.

6.	US$54,377,474.94 5% Mandatory Convertible Note due 2005 issued by us on June 28, 2002, as amended and restated effective April 25, 2003.

7.	An agency agreement dated January 24, 2003 entered into by PCCW Capital No.3 Limited, Deutsche Bank AG, Hong Kong Branch and us relating to the issue by PCCW Capital No.3 Limited of US$456 million 7.88% Guaranteed Notes due 2013, as amended by a supplemental agency agreement dated May 12, 2004.

8.	An agreement dated March 14, 2003 between a syndicate of banks represented by The Hongkong and Shanghai Banking Corporation Limited (as agent and security trustee) and us (as borrower) with respect to a term loan financing in the amount of HK$3,003 million.

9.	An agreement entered into by Telstra, Telstra Holdings Pty Limited, Telstra Holdings (Bermuda) No. 1 Limited, Pacific Century Cable Holdings Limited, Reach and us on October 13, 2000 relating to the business and operations of Reach, as amended and restated by a supplemental agreement dated January 31, 2001, further amended and restated by a supplemental agreement dated March 8, 2001, further amended and restated by a supplemental agreement dated, June 28, 2002, further amended and restated by a supplemental agreement dated July 22, 2002 and further amended and restated by a supplemental agreement dated April 15, 2003.

10.	An agreement dated October 13, 2000 between HKTC and Reach Networks relating to the supply of domestic connectivity services between Hong Kong and other countries by HKTC to Reach Networks as amended by an amendment agreement dated January 31, 2001 and further amended by an amendment agreement dated April 15, 2003; and an agreement dated October 13, 2000 between HKTC and Reach Networks relating to supply of international connectivity services between Hong Kong and other countries by Reach Networks to HKTC as amended by an amendment agreement dated January 31, 2001 and further amended by an amendment agreement dated April 15, 2003.

11.	PCCW Mandatory Convertible Note First Supplemental Deed dated April 15, 2003 between Telstra, Pacific Century Cable Holdings Limited and us.

12.	Capacity Prepayment Agreement dated April 15, 2003 between Reach Networks, Reach Global Services Limited, HKTC, Telstra, Reach, Reach Finance Limited and us, as amended and restated on June 17, 2004.

13.	Subordination Deed dated April 15, 2003 between JPMorgan Chase Bank, Reach Networks and us, relating to the subordination of certain of our payment rights under the Capacity Prepayment Agreement mentioned above.

14.	Purchase Agreement dated July 10, 2003 between PCCW-HKT Capital No.2 Limited as issuer, The Hongkong and Shanghai Banking Corporation Limited as manager and HKTC as guarantor relating to the issue by PCCW-HKT Capital No.2 Limited of US$500,000,000 6% Guaranteed Notes due 2013, or US$500 Million Notes.

15.	Indenture dated July 17, 2003 between PCCW-HKT Capital No.2 Limited as issuer, HKTC as guarantor and HSBC Bank USA as trustee relating to the US$500 Million Notes mentioned above.

16.	Placing Agreement dated July 17, 2003 between PCRD as vendor, Citigroup Global Markets Asia Limited as placing agent and us regarding the placing of 715,000,000 of ordinary shares in us owned by PCRD at a price of HK$4.4 per share.

17.	Subscription Agreement dated July 17, 2003 between PCRD and us regarding the issue and allotment of 715,000,000 new ordinary shares in us to PCRD at HK$4.4 per share.

18.	Facility Agreement dated August 8, 2003 between HKTC (as borrower) and a syndicate of financial institutions represented by The Hongkong and Shanghai Banking Corporation Limited (as agent and security trustee) relating to HK$2,800,000,000 revolving credit and term loan facilities, as amended by an amendment agreement dated October 29, 2003 between HKTC and The Hongkong and Shanghai Banking Corporation Limited.

19.	Facility Agreement dated December 12, 2003 between HKTC (as borrower) and a syndicate of financial institutions represented by Bayerische Landesbank, Hong Kong Branch (as agent) relating to HK$6,000,000,000 revolving loan facility.

20.	Facility Agreement dated December 22, 2003 between HKTC (as borrower) and Industrial and Commercial Bank of China (Asia) Limited as co-ordinating arranger, original lender and agent relating to HK$2,000,000,000 revolving loan facility.

21.	Sale and Purchase Agreement dated March 5, 2004 between DFG and us relating to the disposal of the whole of the issued share capital of Ipswich Holdings Limited and other assets to DFG.

22.	Placing Agreement dated April 30, 2004 between Asian Motion Limited as vendor, Citigroup Global Markets Hong Kong Futures and Securities Limited as placing agent and underwriter and us as guarantor, relating to the placing of 237,000,000 shares of DFG.

23.	LMA Trade Confirmation dated June 17, 2004 between JPMorgan Chase (as agent for Seller), Telstra and us relating to the purchase of US$1,200 million of debt, the outstanding amount of debt under the Reach Term Facility for approximately US$311 million.

24.	Shareholder Term Loan Facility Agreement dated January 12, 2001 between Reach Finance Limited, Reach, the initial guarantors, Telstra and us relating to the Reach Term Facility, effective June 18, 2004.

25.	Facility Agreement dated June 17, 2004 between Reach (as borrower) and Telstra and us (as lenders) relating to a US$50 million working capital revolving loan facility.

D. Exchange Controls

      No foreign exchange controls exist in Hong Kong and there is a free flow of capital into and out of Hong Kong.

There are no restrictions on remittances of Hong Kong dollars or any other currency from Hong Kong to persons not resident in Hong Kong for the purpose of paying dividends or otherwise.

E. Taxation

     The following summary contains a description of the principal U.S. federal income and Hong Kong tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs by a U.S. Holder (as defined below). This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold ordinary shares or ADSs. In particular, this summary does not address considerations relevant to all categories of potential investors, some of which may be subject to special rules (including, but not limited to, financial institutions, insurance companies, tax-exempt organizations, certain U.S. expatriates, broker-dealers, traders in securities, persons that hold ordinary shares or ADSs as part of a straddle, hedge, conversion or other integrated transaction for tax purposes, U.S. Holders that own, directly or constructively, 5% or more of our ordinary shares and persons whose “functional currency” is not the US dollar), nor does it address U.S. state or local or other tax consequences. In addition, this summary deals only with U.S. Holders that will hold ordinary shares or ADSs as capital assets. This summary is based upon the tax laws of the United States and Hong Kong as in effect on the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. In addition, this summary assumes that all of the obligations and agreements set forth in the Deposit Agreement and any related agreements will be complied with in accordance with their terms. Holders of ordinary shares or ADSs are advised to consult their own tax advisers as to the United States, Hong Kong or other tax consequences of the ownership and disposition of ordinary shares or ADSs in light of these particular circumstances, including the effect of any national, state or local tax laws of the jurisdiction or jurisdictions in which they are resident or domiciled.

     For U.S. federal income tax purposes, a U.S. Holder of ADSs should be treated as the holder of the ordinary shares represented by the ADSs. However, the U.S. Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain noncorporate U.S. Holders, as described below. Accordingly, the analysis of the availability of the reduced tax rate for dividends received by certain noncorporate U.S. Holders could be affected by future actions that may be taken by parties to whom ADSs are released.

     For purposes of this discussion, a U.S. Holder is a beneficial owner of ordinary shares or ADS that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation or other entity taxable as a corporation organized under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income tax without regard to its source.

      This summary assumes there we were not a passive foreign investment company for 2003 (as discussed below).

      No reciprocal tax treaty exists between Hong Kong and the United States.

    Hong Kong Taxation

      Dividends

     Under the existing Hong Kong profits tax law and practice, no tax is payable in Hong Kong by withholding or otherwise with respect to dividends payable by us.

      Gains or Loss On sale

     No tax is payable in Hong Kong with respect to any gains arising on the sale or disposal of ordinary shares or ADSs if the gains are capital in nature. Any capital loss is not deductible nor can it be carried forward.

     Hong Kong profits tax may be charged on any gains arising on the sale or disposal of the shares or ADSs if the gains are revenue in nature and if such sale or disposal forms part of a trade, profession or business carried on in Hong Kong. Gains from the sale of ADSs effected on the New York Stock Exchange would be regarded as sourced outside Hong Kong and would therefore not be subject to Hong Kong profits tax.

      Stamp Duty

     The ordinary shares constitute Hong Kong stock for the purposes of Hong Kong stamp duty. For such purposes any person who effects a sale or purchase of ordinary shares, or where the sale is effected by an agent, then such agent is required to execute a contract note evidencing such sale or purchase and to have that note stamped. Contract notes for the sale and purchase of Hong Kong stock are each required to be stamped at the rate of HK$1.00 for every HK$1,000 or part thereof (resulting in an aggregate stamp duty of HK$2 per HK$1,000) based on the value of the consideration or market value, whichever is greater (if, in the case of a sale or purchase of ordinary shares by a person who is not resident in Hong Kong, the stamp duty on either or both of the contract notes is not paid, the transferee will be liable to pay stamp duty on the instrument of transfer in an amount equal to the unpaid duty). In addition, if the stamp duty is not paid on or before the due date, a penalty of up to 10 times the duty payable may be imposed.

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

      Estate Duty

     The ordinary shares are Hong Kong property for the purposes of the Estate Duty Ordinance and accordingly Hong Kong estate duty may be payable in respect thereof on the death of the owner of such ordinary shares. ADSs that are not physically located in Hong Kong are not, according to existing practice, regarded as Hong Kong property for such purposes and on that basis no Hong Kong estate duty is payable with respect to such ADSs.

     Holders or purchasers of ADSs are advised to consult their professional advisers with respect to their individual circumstances.

    U.S. Federal Income Taxation

     Dividends

     For U.S. federal income tax purposes, U.S. Holders will include in gross income the gross amount of any dividend paid by us out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) as ordinary income. Subject to applicable limitations, dividends paid to noncorporate U.S. Holders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Noncorporate U.S. Holders should consult their own tax advisers to determine the implications of the rules regarding this favorable rate in their particular circumstances. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. Dollar value of the Hong Kong Dollar payment made, determined at the spot Hong Kong Dollar/U.S. Dollar rate on the date the dividend is received by the U.S. Holder in the case of ordinary shares, or by the Depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. Dollars will be treated as ordinary income or loss. Such gain or loss will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

     For foreign tax credit limitation purposes, the dividend generally will be foreign source income and generally will be treated separately, together with other items of “passive income”.

     Distributions of additional ordinary shares to U.S. Holders with respect to their ordinary shares or ADSs that are made as part of a pro rata distribution to all of our shareholders (including ADS holders) generally will not be subject to U.S. federal income tax.

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

      U.S. Backup Withholding and Information Reporting

     Information reporting requirements will apply to dividends with respect to the ordinary shares or ADSs and the proceeds received on the sale or disposition of the ordinary shares or ADSs paid within the United States and in some cases outside of the United States, to a U.S. Holder unless the U.S. Holder is an exempt recipient, such as a corporation and a backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability.

      Passive Foreign Investment Company Rules

     We believe that we were not considered a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for 2003. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill as reflected by market capitalization) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or ordinary share, certain adverse consequences could apply to the U.S. Holder.

     If we were treated as a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition of the ADS or ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ADS or ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution with respect to ADSs or ordinary shares in excess of 125% of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. Holders that may mitigate the adverse consequences resulting from PFIC status.

F. Dividends and Paying Agents

      Not applicable.

G. Statement by Experts

      Not applicable.

H. Documents on Display

     We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file annual reports on Form 20-F and furnish periodic reports on Form 6-K with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports and proxy information regarding issuers that file electronically with the Commission. In addition, you can inspect reports and other information concerning us at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and at our registered office.

I. Subsidiary Information

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As a result of our borrowings, international operations and funding activities, we are exposed to market risk resulting from changes in interest rates and changes in foreign exchange rates relative to the Hong Kong dollar. From time to time, we enter into currency forwards, interest rate and currency swaps, forward rate agreements, options and other financial instruments to manage our exposures and reduce the market risk. We do not undertake any speculative trading activities in connection with these financial instruments. We also do not enter into or acquire market risk sensitive instruments for trading purposes. Our accounting policies on derivative financial instruments are set out in notes 2(aa) and 43(p) of our consolidated financial statements.

      This section contains “forward-looking statements” as described in “Forward-Looking Statements”.

     Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, we continue to manage market risk that are directly related to our operations and financing, and we do not undertake any speculative trading activities that involve currency forwards, interest rate and currency swaps, forward rate agreements, options and other financial instruments. The Finance and Management Committee, a subcommittee of the Executive Committee of our Board of Directors, determines the appropriate risk management activities with the aim of prudently managing the market risk associated with transactions entered into in the normal course of our business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee, which are reviewed on a regular basis.

     In the normal course of business, we enter into forward contracts and other financial instruments in order to limit our exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts offset the losses and gains of the underlying assets and liabilities that would otherwise impact our financial results. Costs associated with entering into such contracts are not material to our financial results.

A. Interest Rate Risk

     Based on our expectation of interest rate movements, we enter into forward rate agreements and other interest rate contracts to lock in interest rates considered favorable to our future cash flow.

     In 2003, we shifted a majority of our debt from floating to fixed interest rates to take advantage of the historically low interest rate environment.

     The table below summarizes the nominal and fair value, maturity and contract terms of the interest rate sensitive financial instruments that we held as at December 31, 2003 and at December 31, 2002, respectively, in Hong Kong dollars.

     In addition, in February 2004, HKTC drew down HK$2,800 million under a seven year revolving loan facility and HK$ 600 million under a five year revolving loan facility for general corporate funding requirements. The drawn portion of the five year revolving loan facility was subsequently repaid in May 2004. These facilities are denominated in Hong Kong dollars and are floating rate in nature, and therefore exposes us to interest rate risk. On June 17, 2004, we and Telstra agreed to purchase the entire outstanding portion of US$1,200 million of the debt under the Reach Term Facility for approximately US$311 million (approximately HK$2,425 million) and we purchased 50% of this debt for approximately US$155.45 million (approximately HK$1,213 million) on June 18, 2004. The interest payable on this debt will be suspended for a period of up to six months from June 18, 2004, and no decision has been made as to the appropriate basis on which interest should be calculated following such period. Also, on June 17, 2004, we and Telstra agreed to provide Reach with the Reach Working Capital Facility, with each of us contributing up to US$25 million (approximately HK$195 million) to this facility. The facility will be payable in full by Reach on December 31, 2007 and interest payable under this facility will be LIBOR plus 250 basis points. For further details, see “Item 5. Operating and Financial Review and Prospects — Overview — Development of Reach”.

     A significant percentage of our liabilities are based on HIBOR, and any substantial increase in HIBOR will adversely affect our results of operation.

Assets/Liabilities and Relative Instruments Subject to Interest Rate Risk, at December 31, 2003

	Maturities

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value

	(in HK$ million, except %)
Assets:
Fixed Rate, HK$	2,884	—	—	—	—	—	2,884	2,884
Average Interest Rate (%)	0.03%	—	—	—	—	—	0.03%
Fixed Rate, US$	2,252	—	—	—	—	—	2,252	2,252
Average Interest Rate (%)	1.06%	—	—	—	—	—	1.06%
Fixed Rate, Yen	396	—	—	—	—	—	396	396
Average Interest Rate (%)	0.85%	—	—	—	—	—	0.85%

Liabilities:
Fixed Rate, US$	—	(8,983)	—	(3,494)	—	(15,242)	(27,719)	(31,239)
Average Interest Rate (%)	—	3.57%	—	1%	—	7.46%	5.39%
Variable Rate, HK$	—	—	—	—	(3,753)	—	(3,753)	(3,753)
Average Interest Rate (%)	—	—	—	—	1.17%	—	1.17%
Fixed Rate, Yen	(54)	(8)	(4)	(2)	(1)	(1,950)	(2,019)	(2,458)
Average Interest Rate (%)	1.66%	2.80%	2.80%	2.80%	2.80%	3.65%	3.59%
Others	(106)	(125)	(132)	(151)	(661)	—	(1,175)	(1,175)
Average Interest Rate (%)	5.18%	5.29%	5.47%	5.47%	5.47%	—	5.42%

Relative Instruments:
Interest Rate Cap
Notional Amount	68	—	—	—	—	—	68	0
Average Strike Rate	8%	—	—	—	—	—	8%

Cross Currency Swap
Receive fix US$,
pay floating HK$
Notional Amount	—	—	—	7,457	—	—	7,457	118
Average Receive Rate	—	—	—	6.90%	—	—	6.90%
Average Pay Rate	—	—	—	4.01%	—	—	4.01%

Cross Currency Swap
Receive fix Yen,
pay floating US$
Notional Amount	—	—	1,950	—	—	—	1,950	299
Average Receive Rate	—	—	3.65%	—	—	—	3.65%
Average Pay Rate	—	—	3.71%	—	—	—	3.71%

Cross Currency Swap
Receive floating US$,
pay floating HK$
Notional Amount	—	1,950	—	—	—	—	1,950	(24)
Average Receive Rate	—	3.71%	—	—	—	—	3.71%
Average Pay Rate	—	2.74%	—	—	—	—	2.74%

Cross Currency Swap
Receive fix US$,
pay fix HK$

	Maturities

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value

	(in HK$ million, except %)
Notional Amount	—	12,090	—	—	—	—	12,090	(180)
Average Receive Rate	—	2.77%	—	—	—	—	2.77%
Average Pay Rate	—	2.77%	—	—	—	—	2.77%

Assets/Liabilities and Relative Instruments Subject to Interest Rate Risk, at December 31, 2002

	Maturities

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value

	(in HK$ million, except %)
Assets:
Fixed Rate, HK$	3,341	—	—	—	—	—	3,341	3,341
Average Interest Rate (%)	1.28%	—	—	—	—	—	1.28%
Fixed Rate, US$	3,995	—	—	—	—	—	3,995	3,995
Average Interest Rate (%)	1.33%	—	—	—	—	—	1.33%
Fixed Rate, Yen	545	—	—	—	—	—	545	545
Average Interest Rate (%)	1.10%	—	—	—	—	—	1.10%

Liabilities:
Variable Rate, US$	—	—	—	—	—	(3,076)	(3,076)	(3,076)
Average Interest Rate (%)	—	—	—	—	—	2.89%	2.89%
Fixed Rate, US$	—	—	(10,099)	—	(3,510)	(7,799)	(21,408)	(23,115)
Average Interest Rate (%)	—	—	3.72%	—	1.00%	7.75%	4.74%
Variable Rate, HK$	—	—	—	—	—	(13,768)	(13,768)	(13,768)
Average Interest Rate (%)	—	—	—	—	—	2.39%	2.39%
Fixed Rate, Yen	(78)	—	—	—	—	(1,964)	(2,042)	(2,343)
Average Interest Rate (%)	1.40%	—	—	—	—	3.64%	3.56%
Others	(76)	(12)	(12)	—	—	(1,127)	(1,226)	(1,226)
Average Interest Rate (%)	5.47%	2.90%	3.44%	—	—	5.47%	5.43%

Relative Instruments:
Interest Rate Cap
Notional Amount	150	—	—	—	—	—	150	0
Average Strike Rate	8%	—	—	—	—	—	8%

Cross Currency Swap
Receive fix US$,
pay floating HK$
Notional Amount	—	—	1,482	7,800	—	—	9,282	415
Average Receive Rate	—	—	5.00%	7.75%	—	—	7.31%
Average Pay Rate	—	—	3.31%	5.43%	—	—	5.08%

Cross Currency Swap
Receive fix Yen,
pay floating US$
Notional Amount	—	—	—	—	—	1,950	1,950	244
Average Receive Rate	—	—	—	—	—	3.65%	3.65%
Average Pay Rate	—	—	—	—	—	4.31%	4.31%

Cross Currency Swap
Receive floating US$
pay floating HK$
Notional Amount	—	—	1,950	—	—	—	1,950	(4)
Average Receive Rate	—	—	4.31%	—	—	—	4.31%
Average Pay Rate	—	—	3.88%	—	—	—	3.88%

Cross Currency Swap
Receive fix US$,
pay fix HK$
Notional Amount	—	—	12,090	—	—	—	12,090	144
Average Receive Rate	—	—	2.77%	—	—	—	2.77%
Average Pay Rate	—	—	2.77%	—	—	—	2.77%

Interest Rate Swap
Receive 3M Average

	Maturities

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value

	(in HK$ million, except %)
HIBOR,
pay daily 3M Avg.
HIBOR
Notional Amount	—	—	—	7,800	—	—	7,800	(8)
Average Receive Rate	—	—	—	1.78%	—	—	1.78%
Average Pay Rate	—	—	—	1.55%	—	—	1.55%

B. Foreign Exchange Risk

     Based on our expectation of foreign exchange rate movements, we enter into foreign exchange transactions and currency swaps to reduce our exposure to exchange rate fluctuations that may impact actual payments in foreign currencies. In structuring such transactions, we take into account that since date October 17, 1983, the Hong Kong dollar has been officially linked to the US dollar at a rate of HK$7.80 to US$1.00. There is no guarantee that this pegged rate will continue in the future. If the Hong Kong dollar were to depreciate substantially against the U.S. dollar, it will adversely affect our results of operation.

     The tables below summarize the nominal and fair value, maturity and contract terms of the foreign exchange sensitive financial instruments that were held as at December 31, 2003 and at December 31, 2002, respectively, in Hong Kong dollars.

Assets/Liabilities and Relative Instruments Subject to Foreign Exchange Risk, at December 31, 2003

	Maturities

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value

	(in HK$ million, except %)
Assets:
Fixed Rate, US$	2,252	—	—	—	—	—	2,252	2,252
Average Interest Rate (%)	1.06%	—	—	—	—	—	1.06%
Fixed Rate, Yen	396	—	—	—	—	—	396	396
Average Interest Rate (%)	0.85%	—	—	—	—	—	0.85%

Liabilities:
Fixed Rate, US$	—	(8,983)	—	(3,494)	—	(15,242)	(27,719)	(31,239)
Average Interest Rate (%)	—	3.57%	—	1%	—	7.46%	5.39%
Fixed Rate, Yen	(54)	(8)	(4)	(2)	(1)	(1,950)	(2,019)	(2,458)
Average Interest Rate (%)	1.66%	2.80%	2.80%	2.80%	2.80%	3.65%	3.59%
Others	(106)	(125)	(132)	(151)	(661)	—	(1,175)	(1,175)
Average Interest Rate (%)	5.18%	5.29%	5.47%	5.47%	5.47%	—	5.42%

Relative Instruments:
Forward Exchange Contracts
Pay HK$/Receive US$
Notional Amount	6,476	624	—	—	—	—	7,100	(72)
Average Contractual Rate	7.8150	7.7239	—	—	—	—	7.8070

Cross Currency Swap
Pay HK$ floating,
Receive US$ fixed
Notional Amount	—	—	—	7,457	—	—	7,457	118
Average Contract Rate	—	—	—	7.80	—	—	7.80

Cross Currency Swap
Pay US$ floating,
Receive Yen fixed
Notional Amount	—	—	1,950	—	—	—	1,950	299
Average Contract Rate	—	—	120.0	—	—	—	120.0

Cross Currency Swap
Pay HK$ floating,
Receive US$ floating
Notional Amount	—	1,950	—	—	—	—	1,950	(24)

	Maturities

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value

	(in HK$ million, except %)
Average Contract Rate	—	7.80	—	—	—	—	7.80

Cross Currency Swap
Pay HK$ fixed,
Receive US$ fixed
Notional Amount	—	12,090	—	—	—	—	12,090	(180)
Average Contract Rate	—	7.80	—	—	—	—	7.80

Assets/Liabilities and Relative Instruments Subject to Foreign Exchange Risk, at date December 31, 2002

	Maturities

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value

	(in HK$ million, except %)
Assets:
Fixed Rate, US$	3,995	—	—	—	—	—	3,995	3,995
Average Interest Rate (%)	1.33%	—	—	—	—	—	1.33%
Fixed Rate, Yen	545	—	—	—	—	—	545	545
Average Interest Rate (%)	1.10%	—	—	—	—	—	1.10%

Liabilities:
Variable Rate, US$	—	—	—	—	—	(3,076)	(3,076)	(3,076)
Average Interest Rate (%)	—	—	—	—	—	2.89%	2.89%
Fixed Rate, US$	—	—	(10,099)	—	(3,510)	(7,799)	(21,408)	(23,115)
Average Interest Rate (%)	—	—	3.72%	—	1.00%	7.75%	4.74%
Fixed Rate, Yen	(78)	—	—	—	—	(1,964)	(2,042)	(2,343)
Average Interest Rate (%)	1.40%	—	—	—	—	3.64%	3.56%
Others	(76)	(12)	(12)	—	—	(1,127)	(1,226)	(1,226)
Average Interest Rate (%)	5.47%	3.44%	3.44%	—	—	5.47%	5.43%

Relative Instruments:
Forward Exchange Contracts
Pay HK$/Receive US$
Notional Amount	1,245	—	—	—	—	—	1,245	0
Average Contractual Rate	7.79965	—	—	—	—	—	7.79965

Forward Exchange Contracts
Pay SGD/Receive US$
Notional Amount	491	—	—	—	—	—	491	0
Average Contractual Rate	1.73445	—	—	—	—	—	1.73445

Cross Currency Swap
Pay HK$ floating,
Receive US$ fixed
Notional Amount	—	—	1,482	7,800	—	—	9,282	415
Average Contract Rate	—	—	7.80	7.80	—	—	7.80

Cross Currency Swap
Pay US$ floating,
Receive Yen fixed
Notional Amount	—	—	—	—	—	1,950	1,950	244
Average Contract Rate	—	—	—	—	—	120.0	120.0

Cross Currency Swap
Pay HK$ floating,
Receive US$ floating
Notional Amount	—	—	1,950	—	—	—	1,950	(4)
Average Contract Rate	—	—	7.80	—	—	—	7.80

Cross Currency Swap
Pay HK$ fixed,
Receive US$ fixed
Notional Amount	—	—	12,090	—	—	—	12,090	144
Average Contract Rate	—	—	7.80	—	—	—	7.80

C. Equity Options

     During 2002, we entered into certain contracts, in the form of equity swap and equity option contracts, with a third party with the effect of entering into forward sales of a portion of certain quoted other investments plus written call options held by the counterparty for the remaining portion of those quoted other investments. The deemed forward sale effectively eliminated our exposure to market price fluctuation and accordingly, the underlying quoted other investments were carried at the deemed forward price as at December 31, 2002. An advance receipt of approximately HK$187 million for the deemed forward sales was received in 2002. The amount was included in other long-term liabilities in the consolidated balance sheet and is interest bearing at commercial rate. We recognized a gain of approximately HK$10 million for marking the quoted other investments to the deemed forward price and the gain was reflected in net gains on investments in the income statement for the year ended December 31, 2002. We also received premiums of approximately HK$25 million for the written call options with notional amount of approximately HK$71 million. The premiums received were recorded as deferred income and are being amortized into income on a straight-line basis over the life of the call options. The underlying quoted other investments are carried at market value at each balance sheet date and any unrealized holding gains or losses are recognized in the income statement in the period as it arises. The underlying quoted other investments for both the deemed forward sale and written call options have been placed as collateral for the above equity swap and equity option transactions. We did not enter into any new contracts of this nature in 2003.

     Apart from the above, as at December 31, 2003, we had no other outstanding written equity call options, as compared with a total notional amount of approximately HK$157 million as at December 31, 2002. Other than the equity options as mentioned in previous paragraph, we did not receive premiums on writing new equity options in 2003 and 2002.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      None.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      None.

ITEM 15. CONTROLS AND PROCEDURES

     As at December 31, 2003, PCCW, under the supervision and with the participation of PCCW’s management, including the Chairman, Deputy Chairman and Group Managing Director and the Group Chief Financial Officer, performed an evaluation of the effectiveness of PCCW’s disclosure controls and procedures. PCCW’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, PCCW’s Chairman, Deputy Chairman and Group Managing Director and Group Chief Financial Officer concluded that PCCW’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information PCCW is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

     There has been no change in PCCW’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, PCCW’s internal control over financial reporting.

Internal Control

     The directors are responsible for internal control at the Company and for reviewing its effectiveness. Procedures have been designed for safeguarding assets against unauthorized use or disposition, for maintaining proper accounting records and for the reliability of financial information used within the business or for publication. Such procedures are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material errors, losses or fraud.

The key internal controls established within the PCCW group include the following:

  Expenditure Authorization and Control. Authority to operate the various business units and subsidiaries within the Group is delegated to their respective business unit heads/managing directors within limits set by the Board of Directors of the Company or by the Executive Committee of the Board under powers delegated by the Board. Authorities are delegated downwards within the Group to the point where decisions can be taken most efficiently, with the aim of balancing effective oversight with operational flexibility.

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

  Corporate Functions. Centralized corporate functions have been given responsibility to set policies, procedures and standards in the areas of finance, treasury and debt execution, taxation, legal and regulatory affairs, company secretarial, human resources, mergers and acquisitions, corporate communications, purchasing and supply, property management and environmental protection.

Group Internal Audit

     Group Internal Audit was established to provide independent assurance to the Board and executive management on the adequacy and effectiveness of internal controls for the PCCW group. The Director of Group Internal Audit reports directly to the Audit Committee, the Deputy Chairman and Group Managing Director and the Group Chief Financial Officer.

     Group Internal Audit adopts a risk and control-based audit approach. The annual work plan of Group Internal Audit covers major activities and processes of the PCCW group’s business and service units. All audit reports are communicated to the Audit Committee and key members of executive and senior management. Audit issues are tracked and followed up for proper implementation, with progress reported to the Audit Committee on a quarterly basis.

ITEM 16. RESERVED

A. Audit Committee Financial Expert

     Each member of our Audit Committee is financially literate. Our Board of Directors has determined that Aman Mehta is an “Audit Committee financial expert” as defined by SEC rules.

B. Code of Ethics

     Our Board of Directors has adopted a Corporate Responsibility Policy that applies to all our employees, including the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

     This policy is intended to be a clear and simple guide to the standards for the way we go about our business and the corporate responsibilities of employees of PCCW. This includes guidance on obligations towards the Company; civic responsibilities; equal opportunities; safeguarding communications; company information and property; privacy of personal data; prevention of bribery and conflicts of interest; competition; and health and safety at work and the environment. This policy also describes procedures to enable employees to raise concerns with management and directors on a confidential basis. A copy of the policy is attached as Exhibit 11 to this annual report and is available from the Investor Relation section of our website at: http://www.pccw.com.

C. Principal Accountant Fees and Services

     PricewaterhouseCoopers, or PwC, is our principal accountant.

     The “Audit and Non-Audit Services Pre-Approval Policy” was approved by the Audit Committee on November 11, 2003. This requires each known or anticipated audit and non-audit service that the independent auditors may provide to us or our subsidiaries for a period of 12 months, together with the expected range of fees, to be submitted under a “General Pre-Approval Request” for consideration and approval by the Audit Committee. If any proposed service exceeds the pre-approved level in the request, the Audit Committee’s specific approval is required. If management requires any services from the independent auditors that are not covered by the approved request during the 12 month period, these engagements are subject to a “Specific Pre-Approval Request” for consideration by a designated Audit Committee member. The Audit Committee is provided with quarterly reports concerning audit and non-audit services actually engaged and performed for the purpose of monitoring the independence of the auditors.

     PwC billed us for the following services in 2003 and 2002:

PwC

Nature of the service	2003	2002

	(HK$ million)	(HK$ million)
Audit fees	10	9
Audit-related fees	2	1
Tax fees	3	2
All other fees	—	1

Total	15	13

Audit Fees

     Audit fees are the aggregate fees billed by PCCW’s independent auditors for the annual financial statement audit, subsidiary audits and other procedures required to be performed for the auditors to form an opinion on PCCW’s consolidated financial statements. Other procedures include information systems and procedural reviews and testing performed in order to understand and rely on the internal control systems and consultations relating to the audit and interim review. Audit services will also include the attestation engagement for the independent auditor’s report on management’s report on internal controls for financial reporting.

Audit-Related Fees

     Audit-related fees are the aggregate fees billed by PCCW’s independent auditors for accounting and advisory services fees and generally include support for the interpretation and implementation of new accounting and reporting standards and acquisition accounting. It also includes the audit of pension plans and the audit and review reports for compliance with telecommunications regulations and debt obligations.

Tax Fees

     Tax Fees are the aggregate fees billed by PCCW’s independent auditors for tax compliance, tax planning and tax consultation services on domestic and international taxation matters.

All Other Fees

     All other fees are the aggregate fees billed by PCCW’s independent auditors for financial due diligence services relating to potential business acquisitions and dispositions.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 through F-137.

ITEM 19.		EXHIBITS

1.		Memorandum and Articles of Association of PCCW, incorporating the amendments effective May 19, 2004.

4.	(a)	An agreement dated October 18, 2001 entered into between Profit Century Finance Limited, or Profit Century, and Merrill Lynch International relating to the issue by Profit Century of the Japanese Yen 30,000 million 3.65% Guaranteed Notes due 2031, or the Yen Notes, (incorporated by reference to Exhibit 4(gg) to the 2001 Form 20-F) (b) Deed of guarantee by HKTC dated October 26, 2001 with respect to the issue of the Yen Notes referred to paragraph (a) above (incorporated by reference to Exhibit 4(hh) of the 2001 Form 20-F). (c) An agency agreement dated October 26, 2001 entered into by Profit Century, HKTC and The Hongkong and Shanghai Banking Corporation Limited, as fiscal agent and principal paying agent, with respect to the issue of the Yen Notes referred to paragraph (a) above (incorporated by reference to Exhibit 4(ii) of the 2001 Form 20-F).

	(d)	An agreement dated November 7, 2001 entered into between PCCW-HKT Capital Limited, or PCCW-HKT Capital and J.P. Morgan Securities Inc. relating to the issue by PCCW-HKT Capital of US$750 million 7¾% Guaranteed Notes due 2011, or the US$750 million Notes (incorporated by reference to Exhibit 4(jj) of the 2001 Form 20-F).

	(e)	An indenture dated November 15, 2001 entered into between PCCW-HKT Capital, HKTC and JPMorgan Chase Bank with respect to the US$750 million Notes referred to paragraph (d) above (incorporated by reference to Exhibit 4(kk) of the 2001 Form 20-F).

	(f)	An agreement dated November 19, 2001 entered into between PCCW-HKT Capital and J.P. Morgan Securities Inc. relating to the issue by PCCW-HKT Capital of US$250 million 7¾% Guaranteed Notes due 2011, or the US$250 million Notes (incorporated by reference to Exhibit 4(ll) of the 2001 Form 20-F).

	(g)	A first supplemental indenture dated November 26, 2001 entered into between PCCW-HKT Capital, HKTC and JPMorgan Chase Bank with respect to the US$250 million Notes referred to paragraph (f) above (incorporated by reference to Exhibit 4(mm) of the 2001 Form 20-F). (h) An agreement dated December 21, 2001 between Profit Century Finance No. 2 Limited (formerly Pacific Century HKT Limited), as borrower, PCCW, as guarantor, Excel Bright Properties Limited and Gain Score Limited, as obligors, Industrial and Commercial Bank of China (Asia) Limited, as coordinating arranger and The Industrial and Commercial Bank of China, Hong Kong Branch, as lender and agent with respect to a term loan and standby letter of credit facilities in the amount of HK$2,050,000,000 (incorporated by reference to Exhibit 4(h) of PCCW’s Form 20-F filed for the fiscal year ended December 31, 2002, or 2002 Form 20-F.

	(i)	A content licence agreement dated December 31, 2001 entered into between PCCW and Trans World International, Inc., or TWI (incorporated by reference to Exhibit 4(nn) of the 2001 Form 20-F).

	(j)	A programme licence agreement dated December 31, 2001 entered into between PCCW and TWI (incorporated by reference to Exhibit 4(oo) of the 2001 Form 20-F)

	(k)	A subscription agreement dated December 31, 2001 entered into between PCCW and World

Productions Establishment, or WPE, pursuant to which the consideration for the acquisition of the licenses referred to paragraphs (i) and (j) of approximately US$48 million (approximately HK$375 million) shall be satisfied by the allotment of 175 million new PCCW shares at a price of HK$2.15 per share on January 24, 2002 issued to WPE (incorporated by reference to Exhibit 4(pp) of the 2001 Form 20-F).

(l)	A subscription agreement dated January 17, 2002 entered into between PCCW Capital No. 2 Limited, or PCCW Capital No. 2, PCCW, HKTC and Morgan Stanley & Co. International Limited relating to the issue by PCCW Capital No. 2 of US$450 million 1% Guaranteed Bonds due 2007, or the Convertible Bonds due 2007 (incorporated by reference to Exhibit 4(qq) of the 2001 Form 20-F).

(m)	A trust deed dated January 29, 2002, between PCCW Capital No. 2, HKTC, PCCW and The Law Debenture Trust Corporation p.l.c., as trustee, relating to the Convertible Bonds due 2007 (incorporated by reference to Exhibit 4(rr) of the 2001 Form 20-F).

(n)	An agreement dated March 7, 2002 between HKTC (as borrower) and a syndicate of banks represented by The Hongkong and Shanghai Banking Corporation Limited (as Facility Agent and Security Trustee) with respect to a term loan financing in the amount of HK$5,000 million (incorporated by reference to Exhibit 4(ss) of the 2001 Form 20-F).

(o)	An agreement dated April 17, 2002 between HKTC (as borrower) and a syndicate of banks represented by The Hongkong and Shanghai Banking Corporation Limited (as Facility Agent and Security Trustee) with respect to a term loan financing in the amount of HK$5,000 million (incorporated by reference to Exhibit 4(tt) of the 2001 Form 20-F).

(p)	An agreement dated June 28, 2002 between PCCW and Telstra relating to, among other things, the disposal of 40% equity interest in the Regional Wireless Company to Telstra by PCCW (incorporated by reference to Exhibit No.1 to PCCW’s Form 6-K filed on July 29, 2002, or Form 6-K).

(q)	Deed of Release dated June 28, 2002 executed by Telstra relating to the redemption of the US$750 million convertible bonds due 2007 (incorporated by reference to Exhibit No. 2 of the Form 6-K).

(r)	US$190 million 5% Mandatory Convertible Note due 2005 issued by PCCW to Telstra on June 28, 2002, or US$190 million Note (incorporated by reference to Exhibit No. 3 of the Form 6-K).

(s)	Equitable Mortgage Amendment Deed dated June 28, 2002 between Pacific Century Cable Holdings Limited, PCCW and Telstra relating to the extension of PCCW’s security obligation with respect to the US$190 million Note (incorporated by reference to Exhibit No. 4 of the Form 6-K).

(t)	Security Trust Deed dated January 15, 2001, with respect to the issue of convertible bonds (incorporated by reference to Exhibit 38 to PCCW’s Form 20-F filed for the fiscal year ended December 31, 2000, or 2000 Form 20-F), further supplemented by the Supplemental Security Trust Deed dated June 28, 2002 with respect to the US$190 million Note (incorporated by reference to Exhibit No. 5 of the Form 6-K).

(u)	US$54,377,474.94 5% Mandatory Convertible Note due 2005 issued by PCCW on June 28, 2002, as amended and restated effective April 25, 2003 (incorporated by reference to Exhibit 4(u) of the 2002 Form 20-F).

(v)	An agency agreement dated January 24, 2003 entered into by PCCW Capital No. 3 Limited, PCCW and Deutsche Bank AG, Hong Kong Branch relating to the issue by PCCW Capital No. 3 Limited of US$456 million 7.88% Guaranteed Notes due 2013 (incorporated by reference to Exhibit 4(v) of the 2002 Form 20-F)

(w)	An agreement dated March 14, 2003 between a syndicate of banks represented by The Hongkong and Shanghai Banking Corporation Limited (as agent and security trustee) and PCCW (as borrower) with respect to a term loan financing in the amount of HK$3,003 million (incorporated by reference to Exhibit 4(w) of the 2002 Form 20-F).

(x)	A shareholders’ agreement entered into by Telstra, Telstra Holdings Pty Limited, Telstra Holdings (Bermuda) No. 1 Limited, PCCW, Pacific Century Cable Holdings Limited and Reach on October 13, 2000 relating to the formation of an international connectivity venture, as amended and restated by a supplemental agreement dated January 31, 2001, further amended and restated by a supplemental agreement dated March 8, 2001 (incorporated by reference to Exhibit 30 of the 2000 Form 20-F), further amended and restated by a supplemental agreement dated June 28, 2002, further amended and restated by a supplemental agreement dated July 22, 2002, and further amended and restated by a supplemental agreement dated April 15, 2003 (incorporated by reference to Exhibit 4(x) of the 2002 Form 20-F).

(y)	An agreement dated October 13, 2000 (as amended on January 31, 2001) between HKTC and Reach Networks relating to the supply of domestic connectivity services (incorporated by reference to Exhibit 41 of the 2000 Form 20-F) and further amended by an amendment agreement dated April 15, 2003 (incorporated by reference to Exhibit 4(y) of the 2002 Form 20-F); and an agreement dated October 13, 2000 (as amended on January 31, 2001) between HKTC and Reach Networks relating to supply of international connectivity services (incorporated by reference to Exhibit 41 of the 2000 Form 20-F) and further amended by an amendment agreement dated April 15, 2003 (incorporated by reference to Exhibit 4(y) of the 2002 Form 20-F).

(z)	PCCW Mandatory Convertible Note First Supplemental Deed dated April 15, 2003 between Telstra, PCCW and Pacific Century Cable Holdings Limited (incorporated by reference to Exhibit 4(z) of the 2002 Form 20-F).

(aa)	Capacity Prepayment Agreement dated April 15, 2003 between Reach Networks, Reach Global Services Limited, HKTC, Telstra, Reach, Reach Finance Limited and PCCW (incorporated by reference to Exhibit 4(aa) of the 2002 Form 20-F).

(bb)	Subordination Deed dated April 15, 2003 between JPMorgan Chase Bank, Reach Networks and PCCW relating to the subordination of certain of PCCW’s payment rights under the Capacity Prepayment Agreement mentioned above (incorporated by reference to Exhibit 4(bb) of the 2002 Form 20-F).

(cc)	Purchase Agreement dated July 10, 2003 between PCCW-HKT Capital No.2 Limited as issuer, The Hongkong and Shanghai Banking Corporation Limited as manager and HKTC as guarantor relating to the issue by PCCW-HKT Capital No.2 Limited of US$500,000,000 6% Guaranteed Notes due 2013, or US$500 Million Notes.

(dd)	Indenture dated July 17, 2003 between PCCW-HKT Capital No.2 Limited as issuer, HKTC as guarantor and HSBC Bank USA as trustee relating to the US$500 Million Notes mentioned above.

(ee)	Placing Agreement dated July 17, 2003 between PCRD as vendor, PCCW and Citigroup Global Markets Asia Limited as placing agent relating to the placing of 715,000,000 ordinary shares of PCCW owned by PCRD at a price of HK$4.4 per share.

(ff)	Subscription Agreement dated July 17, 2003 between PCCW and PCRD relating to the issue and allotment of 715,000,000 new ordinary shares of PCCW to PCRD at HK$4.4 per share.

(gg)	Facility Agreement dated August 8, 2003 between HKTC (as borrower) and a syndicate of financial institutions represented by The Hongkong and Shanghai Banking Corporation Limited (as agent and security trustee) relating to HK$2,800,000,000 revolving credit and term loan facilities.

(hh)	Amendment Agreement dated October 29, 2003 between HKTC and The Hongkong and Shanghai Banking Corporation Limited (as agent), amending the Facility Agreement dated August 8, 2003 between HKTC (as borrower) and a syndicate of financial institutions represented by The Hongkong and Shanghai Banking Corporation Limited (as agent and security trustee) relating to HK$2,800,000,000 revolving credit and term loan facilities.

(ii)	Facility Agreement dated December 12, 2003 between HKTC (as borrower) and a syndicate of financial institutions represented by Bayerische Landesbank, Hong Kong Branch (as agent) relating to HK$6,000,000,000 revolving loan facility.

	(jj)	Facility Agreement dated December 22, 2003 between HKTC (as borrower) and Industrial and Commercial Bank of China (Asia) Limited as co-ordinating arranger, original lender and agent relating to HK$2,000,000,000 revolving loan facility.

	(kk)	Sale and Purchase Agreement dated March 5, 2004 between PCCW and DFG relating to the disposal of the whole of the issued share capital of Ipswich Holdings Limited and other assets to DFG.

	(ll)	Placing Agreement dated April 30, 2004 between Asian Motion Limited as vendor, PCCW as guarantor and Citigroup Global Markets Hong Kong Futures and Securities Limited as placing agent and underwriter relating to the placing of 237,000,000 shares of DFG.

	(mm)	Supplemental agency agreement dated May 12, 2004 relating to an agency agreement dated January 24, 2003 entered into by PCCW Capital No. 3 Limited, PCCW and Deutsche Bank AG, Hong Kong Branch relating to the issue by PCCW Capital No. 3 Limited of US$456 million 7.88% Guaranteed Notes due 2013.

	(nn)	LMA trade confirmation dated June 17, 2004 between JPMorgan Chase (as agent for seller), Telstra and PCCW relating to the purchase of US$1,200 million of debt, the outstanding amount of debt under the Reach Term Facility for approximately US$311 million.

	(oo)	Shareholder term loan facility agreement dated January 12, 2001 between Reach Finance Limited, Reach, the initial guarantors, Telstra and PCCW relating to the Reach Term Facility, effective June 18, 2004.

	(pp)	Facility agreement dated June 17, 2004 between Reach (as borrower) and Telstra and PCCW (as lenders) relating to a US$50 million working capital revolving loan facility.

	(qq)	Amendment and restatement agreement – capacity prepayment agreement dated June 17, 2004 amending and restating the capacity prepayment agreement dated April 15, 2003 between Reach Networks, Reach Global Services Limited, HKTC, Telstra, Reach, Reach Finance Limited and PCCW.

8.		List of Subsidiaries.

11.		PCCW Corporate Responsibility Policy.

12.		Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.		Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 28, 2004

PCCW LIMITED

By:	/s/ Alexander Anthony Arena

	Name:	Alexander Anthony Arena
	Title:	Group Chief Financial Officer

ITEM 18. FINANCIAL STATEMENTS

A. INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of PCCW Limited
(Incorporated in Hong Kong with limited liability)

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statement of changes in equity and cash flow statements present fairly, in all material respects, the financial position of PCCW Limited and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Hong Kong vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net profit/(loss) for each of the three years in the period ended December 31, 2003 and the determination of consolidated shareholders’ equity/(deficit) at December 31, 2003 and 2002 to the extent summarized in Note 43 to the consolidated financial statements.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong,
March 4, 2004
(except for the matter disclosed in Note 41(g), as to which the date is March 5, 2004)

B. CONSOLIDATED INCOME STATEMENTS

For each of the years in the three-year period ended December 31, 2003
(Amounts expressed in millions of Hong Kong dollars except for (loss)/earnings per share)

(in accordance with HK GAAP)	Note(s)	2003	2002	2001

Turnover	4 & 5	22,550	20,112	21,959

Operating profit before net gains on investments, provisions for
impairment losses and restructuring costs	6	4,339	5,212	4,774
Gains on investments, net	7	407	13	767
Provisions for impairment losses	8	(2,452)	(534)	(91)
Restructuring costs	9	(38)	(311)	–

Profit from operations	5	2,256	4,380	5,450
Finance costs, net	11	(2,117)	(1,997)	(3,056)
Share of results of jointly controlled companies		(891)	550	523
Share of results of associates		65	281	158
Share of results of unconsolidated subsidiaries	24	–	–	152
Impairment losses on interests in jointly controlled companies and
associates	12	(4,464)	(8,263)	–
Losses on disposal of interests in Joint Venture (Bermuda) No. 2
Limited (“RWC”) and MobileOne Ltd (“MobileOne”), net	13	–	(1,433)	–

(Loss)/Profit before taxation	10	(5,151)	(6,482)	3,227
Taxation	15	(1,165)	(1,406)	(1,982)

(Loss)/Profit after taxation		(6,316)	(7,888)	1,245
Minority interests		216	126	98

(Loss)/Profit for the year attributable to shareholders	5	(6,100)	(7,762)	1,343

(Loss)/Earnings per share
– basic	17	(122.81 cents )	(168.53 cents )	30.01 cents

– diluted	17	(122.81 cents )	(168.53 cents )	29.11 cents

The accompanying notes are an integral part of the financial statements.

C. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For each of the years in the three-year period ended December 31, 2003
(Amounts expressed in millions of Hong Kong dollars)

(in accordance with HK GAAP)	Note	2003	2002	2001

Total shareholders’ deficit at January 1		(5,916)	(11,041)	(21,306)
Adjustment in relation to the recognition of transitional liability of defined benefit retirement schemes arising from adoption of new
accounting standard for employee benefits at January 1, 2002		–	(723)	–

		(5,916)	(11,764)	(21,306)

Surplus/(Deficit) on revaluation of properties	33	305	–	(205)
Translation exchange differences	33	20	107	(159)

Net gains/(losses) not recognized in the consolidated income statement		325	107	(364)

Net (loss)/profit for the year	33	(6,100)	(7,762)	1,343
Issue of ordinary shares and exercise of options, net of issuing expenses		3,068	965	2,641

Realization of goodwill on disposal of RWC	33	–	4,081	–
Provision for impairment of goodwill attributable to Reach Ltd.
(“REACH”)	33	315	8,263	–
Provision for impairment of goodwill attributable to subsidiaries	33	469	194	–
Realization of goodwill on disposal of subsidiaries		–	–	33
Realization of goodwill on contribution of assets to a jointly controlled
company		–	–	6,651
Goodwill arising from acquisition of an associate eliminated directly
against reserves		–	–	(39)

Realization of goodwill previously eliminated against reserves		784	12,538	6,645

Total shareholders’ deficit at December 31		(7,839)	(5,916)	(11,041)

The accompanying notes are an integral part of the financial statements.

D. CONSOLIDATED BALANCE SHEETS

As at December 31, 2003 and 2002
(Amounts expressed in millions of Hong Kong dollars)

(in accordance with HK GAAP)	Note(s)	2003	2002

ASSETS AND LIABILITIES

Non-current assets
Fixed assets	18	21,540	23,280
Properties held for/under development	19	3,774	4,357
Goodwill	20	933	1,304
Intangible assets	21	1,350	1,738
Interest in jointly controlled companies	3(c) & 23	33	3,505
Interest in associates	25	488	1,127
Investments	26	638	908
Net lease payments receivable	36	377	475
Other non-current assets		390	467

		29,523	37,161

Current assets
Properties under development	19	297	–
Properties held for sale	27(a)	–	2
Sales proceeds held in stakeholders’ accounts	27(b)	2,402	–
Restricted cash	27(c)	2,701	720
Prepayments, deposits and other current assets		1,653	1,355
Inventories	27(d)	537	481
Amounts due from related companies	3(d)	105	45
Other investments	27(e)	323	394
Accounts receivable, net	27(f)	1,571	1,724
Cash and cash equivalents	35(c)	5,535	7,881

		15,124	12,602

Current liabilities
Short-term borrowings	27(g)	(160)	(154)
Accounts payable	27(h)	(1,377)	(1,160)
Accruals, other payables and deferred income	27(j) & 37(a)	(4,645)	(4,829)
Provisions	29	(1,870)	(70)
Amounts due to related companies	3(d)	(415)	(373)
Gross amounts due to customers for contract work	27(i)	–	(10)
Advances from customers	3(b)	(1,158)	(1,221)
Taxation		(1,074)	(1,187)

		(10,699)	(9,004)

Net current assets		4,425	3,598

Total assets less current liabilities		33,948	40,759

The accompanying notes are an integral part of the financial statements.

D. CONSOLIDATED BALANCE SHEETS (continued)

As at December 31, 2003 and 2002
(Amounts expressed in millions of Hong Kong dollars)

(in accordance with HK GAAP)	Note(s)	2003	2002

Non-current liabilities
Long-term liabilities	28	(34,506)	(41,366)
Amounts due to minority shareholders of subsidiaries		(11)	(11)
Deferred taxation	34(a)	(3,026)	(3,165)
Deferred income	37(a)	(14)	(19)
Defined benefit liability	31(a)	(446)	(586)
Provisions	29	(1,941)	–
Other long-term liabilities	28(b)	(1,540)	(1,120)

		(41,484)	(46,267)

Commitments and contingencies	38 & 39	–	–

Net liabilities		(7,536)	(5,508)

REPRESENTING:

Share capital	30	1,343	1,164
Deficit	33	(9,182)	(7,080)

Shareholders’ deficit		(7,839)	(5,916)

Minority interests		303	408

		(7,536)	(5,508)

The accompanying notes are an integral part of the financial statements.

E. CONSOLIDATED CASH FLOW STATEMENTS

For each of the years in the three-year period ended December 31, 2003
(Amounts expressed in millions of Hong Kong dollars)

(in accordance with HK GAAP)	Note	2003	2002	2001

NET CASH INFLOW FROM OPERATING ACTIVITIES	35(a)	3,816	3,917	5,716

INVESTING ACTIVITIES
Proceeds from disposals of fixed assets and other investments		203	20	203
Proceeds from the formation of REACH and the disposal of RWC		–	–	21,696
Purchases of fixed assets		(1,958)	(1,611)	(2,415)
Purchases of intangible assets		(146)	(114)	–
Decrease/(Increase) in other non-current assets		32	(13)	15
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	35(b)	152	–	(66)
Decrease in short-term bank deposits (non-cash equivalent portion)		–	–	1
Decrease/(Increase) in properties held for sale		2	(2)	–
Purchases of investments, investments in jointly controlled companies
and associates		(179)	(144)	(365)
Proceeds from disposals of investments, investments in jointly
controlled companies and associates		161	474	377
Proceeds from termination and amendment of the terms of cross
currency swap contracts		532	332	–
Amounts (paid to)/received from jointly controlled companies and
associates, net		(316)	283	–
Acquisition of additional interests in subsidiaries		–	–	(398)
Purchases of other investments		(11)	(37)	(29)
Dividend received from associates		664	–	–
Dividend received from investments		10	–	–
Capacity prepayment to a jointly controlled company	3(c)	(1,115)	–	–

NET CASH (OUTFLOW)/INFLOW FROM INVESTING
ACTIVITIES		(1,969)	(812)	19,019

The accompanying notes are an integral part of the financial statements.

E. CONSOLIDATED CASH FLOW STATEMENTS (continued)

For each of the years in the three-year period ended December 31, 2003
(Amounts expressed in millions of Hong Kong dollars)

(in accordance with HK GAAP)	Note	2003	2002	2001

FINANCING ACTIVITIES
Proceeds from issuance of shares and exercise of options, net of issuing
expenses		3,068	–	8
Partial redemption of mandatory convertible note		(1,115)	–	–
Proceeds from issuance of convertible bonds		–	3,510	5,850
Finance fees incurred for raising debts		(174)	(173)	–
New loans raised		10,508	12,052	45,877
Interest paid		(1,084)	(1,159)	(2,383)
Decrease in other long-term liabilities		(4)	–	(47)
Repayment of loans		(16,215)	(17,632)	(78,832)
Increase/(Decrease) in contributions from minority shareholders of
subsidiaries		94	(2)	50
Decrease/(Increase) in restricted cash		720	685	(1,405)

NET CASH OUTFLOW FROM FINANCING ACTIVITIES		(4,202)	(2,719)	(30,882)

(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(2,355)	386	(6,147)

Exchange realignment		9	52	(115)

CASH AND CASH EQUIVALENTS
Beginning of year		7,881	7,443	13,705

End of year	35(c)	5,535	7,881	7,443

The accompanying notes are an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003
(Amount expressed in Hong Kong dollars unless otherwise stated)

1 GROUP ORGANIZATION

PCCW Limited (the “Company”) was incorporated in Hong Kong and its securities have been listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) since October 18, 1994. The principal activities of the Company and its subsidiaries (the “Group”) are the provision of local and international telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in Hong Kong Special Administrative Region (“Hong Kong”); investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in mainland China.

a. Telstra Alliance

In February 2001, the Group formed a strategic alliance with Telstra Corporation Limited (“Telstra”) of Australia (“Telstra Alliance”) which provided for, amongst others, (i) the merger of certain of the businesses and assets of certain subsidiaries of the Company and Telstra, including the Internet Protocol (“IP”) Backbone business, to create a 50:50 joint venture to operate an IP Backbone business, named REACH, for which the Group received cash from REACH of US$1,125 million (approximately HK$8,775 million), (ii) the purchase by Telstra of a 60 percent interest in a newly formed company, RWC, for a cash consideration of US$1,680 million (approximately HK$13,100 million) that owns the Hong Kong wireless communications business contributed by the Company and (iii) the issuance of a convertible bond with a principal amount of US$750 million (approximately HK$5,850 million) to Telstra (“Telstra Bond”).

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

Please refer to note 13(a) for details of the loss on disposal of the 40 percent equity interest in RWC.

b. Acquisition of Telecommunications Technology Investments Limited (“TTIL”)

In March 2001, the Group completed the acquisition of 100 percent of TTIL, a leading satellite-based network communication solutions provider in Asia, together with a shareholder’s loan of approximately HK$546 million for an aggregate consideration of approximately HK$803 million. The consideration was satisfied by the issuance of 183,634,285 ordinary shares of the Company at a price of HK$4.375 per share.

c. Ultimate holding company

On June 12, 2003, the Company announced that it had been informed that Pacific Century Regional Developments Limited (“PCRD”), a substantial shareholder of the Company, had ceased to account for the Company as a subsidiary and would treat the Company as an associate. Following this development, Pacific Century Group Holdings Limited, which is a company incorporated in the British Virgin Islands and the ultimate holding company of PCRD, is no longer considered as the ultimate holding company of the Company.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

a. Statement of compliance

The financial statements have been prepared in accordance with applicable Statements of Standard Accounting Practice (“SSAP”) issued by the Hong Kong Society of Accountants (“HKSA”), accounting principles generally accepted in Hong Kong (“HK GAAP”) and the disclosure requirements of the Hong Kong Companies Ordinance. In particular, these financial statements reflect the adoption for the first time of SSAP 35 “Accounting for Government grants and disclosure of government assistance” and SSAP 34 (revised) “Employee benefits” which became effective for periods commencing on or after July 1, 2002 and January 1, 2003 respectively. The adoption of these new and revised SSAPs has not had a material financial impact on the preparation of these financial statements.

b. Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties and the marking to market of certain investments in securities as explained in the accounting policies set out below.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

c. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31 each year. Intra-group balances and transactions, and any unrealized profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements.

Unless otherwise indicated, the results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective dates of acquisition or to the effective dates of disposal, as appropriate.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group’s share of its net assets together with any unamortized goodwill or goodwill taken to reserves and which was not previously charged to the consolidated income statement.

The equity and net income attributable to minority shareholders’ interests are shown separately in the balance sheet and income statement.

For subsidiaries which have accounting year ends different from the Group, the subsidiaries prepare, for the purpose of consolidation, financial statements as at the same date as the Group.

d. Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the income statement as follows:

i. Telecommunications and other services

Telecommunications services comprise the fixed line telecommunications network services and equipment businesses mainly in Hong Kong.

Telecommunications service revenue based on usage of the Group’s network and facilities is recognized when the services are rendered. Telecommunications revenue for services provided for fixed periods is recognized on a straight-line basis over the respective period.

Other service income is recognized when services are rendered to customers.

ii. Sales of goods

Revenue is recognized when goods are delivered at the customers’ premises which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue is recorded after deduction of any trade discounts.

iii. Sales of properties

Revenue and income arising from sales of completed properties is recognized upon completion of the sale when title passes to the purchaser.

Revenue and income arising from the pre-sale of properties under development is recognized on the percentage of construction completion basis when legally binding unconditional sales contracts are signed and exchanged, provided that the construction work has progressed to a stage where the ultimate realization of profit can be reasonably determined and on the basis that the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development.

iv. Rental income from operating leases

Rental income receivable from investment properties under operating leases is recognized in the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognized in the income statement as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognized as income in the accounting period in which they are earned.

v. Contract revenue

Revenue from a fixed price contract is recognized using the percentage of completion method, measured by reference to the percentage of estimated value of work done to date to total contract revenue.

vi. Interest income

Interest income from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

d. Revenue recognition (continued)

vii. Commission income

Commission income is recognized when entitlement to the income is ascertained.

viii. Dividend income

Dividend income is recognized when the shareholder’s right to receive payment is established.

e. Operating leases

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

i. Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group’s depreciation policies, as set out in note 2(f). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(h). Revenue arising from operating leases is recognized in accordance with the Group’s revenue recognition policies, as set out in note 2(d)(iv).

ii. Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term. Lease incentives received are recognized in the income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the income statement in the accounting period in which they are incurred.

f. Fixed assets and depreciation

Fixed assets, excluding investment properties, are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(h)). The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Subsequent expenditure relating to a fixed asset that has already been recognized is added to the carrying amount of the asset and is depreciated over the original remaining useful life of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure, such as repairs and maintenance and overhaul costs, is recognized as an expense in the period in which it is incurred.

Depreciation is calculated to write off the cost on a straight-line basis over their estimated useful lives as follows:

Land and buildings	Over the shorter of the lease term and the estimated useful lives
Exchange equipment	5 to 15 years
Transmission plant	5 to 25 years
Other plant and equipment	Over the shorter of 2 to 16 years and term of lease

Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognized in the income statement on the date of retirement or disposal.

g. Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential and for the long term.

Investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at their open market value, on the basis of an annual valuation by professionally qualified executives of the Group and by independent valuers at intervals of not more than three years. Changes arising on the revaluation of investment properties are generally dealt with in the property revaluation reserve unless the following circumstances arise:

– when a deficit arises on revaluation, it will be charged to the income statement, if and to the extent that it exceeds the amount held in the reserve in respect of the portfolio of investment properties, immediately prior to the revaluation; and

– when a surplus arises on revaluation, it will be credited to the income statement, if and to the extent that a deficit on revaluation in respect of the portfolio of investment properties, had previously been charged to the income statement.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

g. Investment properties (continued)

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

h. Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that any of the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:

– fixed assets;

– investment in subsidiaries, associates and jointly controlled companies;

– intangible assets; and

– goodwill (whether taken initially to reserves or recognized as an asset).

If any such indication exists, the asset’s recoverable amount is estimated. For intangible assets that are not yet available for use, or are amortized over more than 20 years from the date when the asset is available for use or goodwill that is taken initially to reserves or amortized over more than 20 years from initial recognition, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized in the income statement whenever the carrying amount of an asset exceeds its recoverable amount.

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

i. Properties held for development

Properties held for development represent interests in land where construction has not yet commenced. Properties held for development are stated at cost less any provision for impairment in value. Costs include original land acquisition costs, costs of land use rights, and any direct development costs incurred attributable to such properties.

j. Properties under development

Properties under development represent interests in land and buildings under construction. Properties under development for long-term purposes are stated at cost less any provision for impairment in value. Properties under development for sale, pre-sales of which have not yet commenced are carried at the lower of cost and the estimated net realizable value. Properties under development for sale for which pre-sales have commenced are stated at cost plus attributable profits less sale deposits, instalments received and receivable and any foreseeable losses.

Cost includes original land acquisition costs, costs of land use rights, construction expenditure incurred and other direct development costs attributable to such properties, including interest incurred on loans directly attributable to the development prior to the completion of construction.

Properties under development for long-term retention, on completion, are transferred to fixed assets or investment properties.

Properties under development for sale with occupancy permits expected to be granted within one year from the balance sheet date, which have either been pre-sold or are intended for sale, are classified under current assets.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

k. Goodwill

Goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group’s share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

– for acquisitions before January 1, 2001, goodwill is eliminated against reserves and is reduced by impairment losses (see note 2(h)); and

– for acquisitions on or after January 1, 2001, goodwill is amortized to the consolidated income statement on a straight-line basis over its estimated useful life ranging from 10 to 20 years. Goodwill is stated in the consolidated balance sheet at cost less any accumulated amortization and any impairment losses (see note 2(h)).

In respect of acquisitions of jointly controlled companies and associates, goodwill is amortized to the consolidated income statement on a straight-line basis over its estimated useful life ranging from 10 to 20 years. The cost of goodwill less any accumulated amortization and any impairment losses (see note 2(h)) is included in the carrying amount of the interest in jointly controlled companies or associates.

On disposal of a controlled subsidiary, a jointly controlled company or an associate during the year, any attributable amount of purchased goodwill not previously amortized or impaired through the consolidated income statement or which has previously been dealt with as a movement on group reserves and which has not been impaired is included in the calculation of the gain or loss on disposal.

l. Intangible assets (other than goodwill)

Intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortization and impairment losses (see note 2(h)). Expenditure on internally generated goodwill and brands is recognized as an expense in the period in which it is incurred.

Subsequent expenditure on an intangible asset after its purchase or its completion is recognized as an expense when it is incurred unless it is probable that this expenditure will enable the asset to generate future economic benefits in excess of its originally assessed standard of performance and this expenditure can be measured and attributed to the asset reliably. If these conditions are met, the subsequent expenditure is added to the cost of the intangible assets.

Amortization of intangible assets is charged to the income statement on a straight-line basis over the assets’ estimated useful lives as follows:

Trademarks	20 years
Contact license	10 years
Wireless broadband license	Over the term of license

m. Subsidiaries

A subsidiary is a company in which the Company, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern its financial and operating policies, so as to obtain benefits from their activities.

n. Associates

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participating in the financial and operating policy decisions.

In the consolidated financial statements, investments in associates are accounted for under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group’s share of the associates’ net assets. The consolidated income statement reflects the Group’s share of post-acquisition results of the associates for the year, including any amortization of goodwill charged during the year in accordance with note 2(k).

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

o. Joint ventures and jointly controlled companies

A jointly controlled company or a joint venture is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity. The Group has made investments in joint ventures in the People’s Republic of China (the “PRC”) in respect of which the partners’ profit-sharing ratios during the joint venture period and share of net assets upon the expiration of the joint venture period may not be in proportion to their equity ratios, but are as defined in the respective joint venture contracts.

Investments made by means of joint venture structures where the Group or the Company controls the composition of the board of directors or equivalent governing body and/or is in a position to exercise control over the financial and operating policies of the joint ventures are accounted for as subsidiaries.

Investments in jointly controlled companies or joint ventures are accounted for under the equity method, as described in note 2(n) above, in the Group’s consolidated financial statements.

p. Unconsolidated subsidiaries

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

q. Investments in securities

The Group’s policy for investments in securities other than investments in subsidiaries, associates, joint ventures and jointly controlled companies is as follows:

i. Held-to-maturity securities are investments which the Group has the ability and intention to hold to maturity. Held-to-maturity securities are stated in the balance sheet at amortized cost less any provisions for diminution in value. Any discount or premium is amortized over the period to maturity and is included in the income statement.

The carrying amounts of held-to-maturity securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be fully recovered. Provisions are made when the carrying amounts are not expected to be fully recovered and are recognized as an expense in the income statement, such provisions being determined for each investment individually.

ii. Investments, which include both debt and equity securities, held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provision for diminution in value.

The carrying amounts of investment securities are reviewed at the balance sheet date in order to assess whether fair values have declined below the carrying amounts. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognized as an expense in the income statement, such provisions being determined for each investment individually.

iii. Provisions against the carrying values of held-to-maturity securities and investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

iv. Investments other than held-to-maturity securities and investment securities are classified as other investments and are stated in the balance sheet at fair value. Any unrealized holding gains or losses on other investments arising from the changes in fair value are recognized in the income statement as they arise.

v. The transfer of investments between categories is accounted for at fair value. For an investment transferred into the other investment category, the unrealized holding gain or loss at the date of transfer is recognized in the income statement immediately. Previously recognized unrealized holding gains or losses on investments transferred from other investment category are not reversed.

vi. Profits or losses on disposal of investment in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the income statement as they arise.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

r. Properties held for sale

Properties held for sale are stated at the lower of cost and the estimated net realizable value. Cost includes development and construction expenditure incurred, interest incurred during the construction period and other direct costs attributable to such properties. Net realizable value is estimated by the directors based on prevailing market prices, on an individual property basis, less any further costs expected to be incurred in selling the property.

s. Inventories

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

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing inventories to their present location and condition.

t. Construction contracts

The accounting policy for contract revenues is set out in note 2(d)(v) above. When the outcome of a construction contract can be estimated reliably, contract costs are recognized as expenses by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, revenue is recognized only to the extent that it is probable that the contract costs incurred will be recoverable and contract costs are recognized as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognized profits less recognized losses and estimated value of work performed, and are presented in the balance sheet as the “Gross amounts due from customers for contract work” (as an asset) or the “Gross amounts due to customers for contract work” (as a liability), as applicable. Progress billings for work performed on a contract not yet paid by customers are included in the balance sheet under “Accounts receivable”.

u. Cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition, less bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management, and also advances from banks repayable within three months from the dates of advances.

v. Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Company or Group has a present obligation (legal or constructive) as a result of a past event, it is probable (i.e. more likely than not) that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate of amount required. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

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

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

w. Borrowing costs

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

Discounts or premiums relating to borrowings, ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings, to the extent that they are regarded as adjustments to interest costs, are recognized as expenses over the period of the borrowing.

x. Income tax

i. Income tax for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

ii. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous year.

iii. Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits.

All deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

y. Employee benefits

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

The Group’s contributions to the defined contribution schemes are recognized as an expense in the income statement in the period to which the contributions relate.

Retirement costs under defined benefit retirement schemes are assessed using the projected unit credit method. Under this method, the cost of providing defined benefits is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the schemes on an annual basis. The defined benefit obligation is measured as the present value of the estimated future cash outflows using interest rates determined by reference to market yields at the balance sheet date based on Exchange Fund Notes, which have terms to maturity approximating the terms of the related liability. Scheme assets are measured at fair value. Actuarial gains and losses, to the extent that the amount is in excess of 10 percent of the greater of the present value of the defined benefit obligations and the fair value of the scheme assets, are recognized in the income statement over the expected average remaining service lives of the participating employees. Past service costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

y. Employee benefits (continued)

In prior years, long service payments under the Hong Kong Employment Ordinance were accounted for as “other long-term employee benefits” that expenses were recognized when payments were made to the employees. In May 2003, paragraph 162 of SSAP 34 was revised that long service payments are accounted for as post employment benefits with effect from January 1, 2003. The adoption of the revised SSAP 34 in 2003 does not have a significant effect on the Group’s financial statements as at January 1, 2003 and December 31, 2003. Accordingly, comparative financial statements have not been restated.

iii. The Group grants employees shares of the Company under its share award schemes at nil consideration. The cost of shares is recognized in the balance sheet as prepaid expenses at the date of grant and amortized over the respective vesting period and recognized in the income statement as staff costs.

The Group also operates share option schemes where directors or employees are granted options to acquire shares of the Company at specified exercise prices. No compensation costs are recognized in the income statement in respect of such options.

iv. Employee termination benefits are recognized only after either an agreement is in place with the appropriate employee representatives specifying the terms of redundancy and the numbers of employees affected, or, after individual employees have been advised of the specific terms.

z. Foreign currencies

Companies comprising the Group maintain their books and records in the primary currencies of their operations (the “respective reporting currencies”).

In the financial statements of individual companies, transactions in other currencies during the year are translated into the respective reporting currencies at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in other currencies are translated into the respective reporting currencies at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement.

For the purpose of preparing consolidated financial statements, the financial statements of the individual companies with reporting currencies other than Hong Kong dollars are translated into Hong Kong dollars using the net investment method. Under this method, assets and liabilities of these individual companies are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. Income and expenses are translated at the average exchange rates for the year. Share capital and other reserves are translated into Hong Kong dollars at historical rates. Exchange differences arising on translation are dealt with as movements in reserves.

aa. Off balance sheet financial instruments and derivatives

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

Premiums received or paid on the respective written or purchased equity and currency options are amortized over the terms of these options (see note 37(a)). Premium received or paid or unamortized balance of premium received or paid resulting from early termination of the financial instruments and derivatives are recognized in the income statement in the year of termination.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

bb. Management estimates

The presentation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

cc. Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing particular products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), and which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group’s internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

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

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets and liabilities, interest-bearing loans, borrowings, corporate and financing expenses and minority interests.

3 RELATED PARTY TRANSACTIONS

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

a. During the years, the Group had the following significant transactions with related companies:

	2003	2002	2001
	HK$ million	HK$ million	HK$ million

Convertible bond interest payable to a substantial shareholder	293	293	293
Capital injection to a jointly controlled company	117	117	–
Telecommunication service fees, rental charges and subcontracting charges receivable from:
- an associate	–	594	793
- a jointly controlled company	221	254	357
System integration charges receivable from a shareholder of a PRC subsidiary	59	–	–
Telecommunications services fees and rental charges payable to:
- an associate	–	162	101
- a jointly controlled company	1,086	1,474	1,725

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

b. Advances from customers include an amount of HK$24 million (2002: HK$107 million) which represents prepaid advertising fees received and receivable from investee companies for advertising space on the broadband Internet and television network operated by the Group.

3 RELATED PARTY TRANSACTIONS (continued)

c. An indirectly wholly-owned subsidiary of the Company and a jointly controlled company (“JV”) have entered into a Hong Kong Domestic Connectivity Agreement and an International Services Agreement for the provision of domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. Pursuant to the International Services Agreement, for the first five years of operations subsequent to the formation of the JV, the Group is required to acquire 90 percent, 90 percent, 80 percent, 70 percent and 60 percent per annum, respectively, of its total annual purchases of “Committed Services” (being international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from the JV. The Hong Kong Domestic Connectivity Agreement contemplates a reciprocal arrangement, whereby the Group will provide local connectivity services in Hong Kong to the JV under similar terms and conditions. These arrangements were subsequently amended on January 30, 2001 and further amended on April 15, 2003 such that each of the Group and Telstra have agreed to purchase 90 percent per annum of the Group’s and Telstra’s respective Committed Services from the JV and its subsidiaries until repayment of the amended US$1,200 million (approximately HK$9,360million) syndicated term loan facility of the JV on December 31, 2010 or earlier at rates benchmarked at least annually to prevailing market prices. The JV similarly must acquire 90 percent per annum of its local connectivity services from the Group under the amended agreement for domestic connectivity services, similarly extended for the same period.

In addition, the Group entered into one-year fixed price bulk purchase arrangements for international connectivity services from January 1, 2002 to December 31, 2002, which committed the Group to aggregate purchase levels in 2002. The Group’s commitments under these arrangements had regard to its future capacity needs and opportunities for growth as well as the JV’s minimum earnings requirements under its financing arrangements. Regulated services in Hong Kong were acquired in accordance with tariffs approved by the relevant regulatory authority and unregulated services were acquired in accordance with market prices. The agreement expired on December 31, 2002.

On April 15, 2003, the Company, the indirect wholly-owned subsidiary of the Company, and Telstra entered into a capacity prepayment agreement with the JV and certain of its subsidiaries whereby each of the Company and Telstra agreed to make a prepayment of US$143 million (approximately HK$1,115 million) for the purchase of capacity as stated above. These prepayments (which will be compounded to reflect the time value of money) are to be applied against the cost of services and capacity supplied to Telstra and the Group by the JV and certain of its subsidiaries as and when the JV and certain of its subsidiaries have available surplus cash in accordance with a prescribed formula. The total balance of HK$1,139 million (2002: Nil), comprising the prepayment of HK$1,115 million and the accrued interest receivable of HK$24 million as at December 31, 2003, has been included in “Interest in jointly controlled companies” in the Group’s balance sheet and subsequently written down to zero (see note 23).

Purchases made by the Group from the JV for the year ended December 31, 2003 were HK$1,036 million (2002: HK$1,443 million, 2001: HK$1,700 million).

d. Other than as specified in this note and note 25, balances with related parties are unsecured, non-interest bearing and have no fixed repayment terms.

4  TURNOVER

	2003	2002	2001
	HK$ million	HK$ million	HK$ million

Telecommunications and other service revenues	16,535	18,227	19,012
Amounts received and receivable in respect of goods sold	1,626	1,470	1,774
Amounts received and receivable in respect of properties sold	4,111	20	427
Amounts received and receivable from the rental of investment properties	276	332	251
Revenues from construction contracts	2	63	495

	22,550	20,112	21,959

5 SEGMENT INFORMATION

Segment information is presented in respect of the Group’s business and geographical segments. Business segment information is chosen as the primary reporting format because this is consistent with the Group’s internal financial reporting.

a. Business segments

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

Others include the Group’s other businesses in mainland China, JALECO Ltd. (“JALECO”), Internet Services and CyberWorks Ventures.

	TSS			Business eSolutions			Infrastructure			Others			Eliminations			Consolidated

	HK$ million			HK$ million			HK$ million			HK$ million			HK$ million
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
REVENUE
External revenue	15,865	17,248	18,874	1,762	1,661	1,457	4,497	503	1,238	426	700	390	–	–	–	22,550	20,112	21,959
Inter-segment revenue	707	759	953	564	573	479	103	182	130	–	93	78	(1,374)	(1,607)	(1,640)	–	–	–

Total revenue	16,572	18,007	19,827	2,326	2,234	1,936	4,600	685	1,368	426	793	468	(1,374)	(1,607)	(1,640)	22,550	20,112	21,959

RESULT
Segment results	5,156	6,348	7,243	(148)	(102)	(31)	102	267	309	(2,317)	(1,930)	(1,622)	–	–	–	2,793	4,583	5,899
Unallocated corporate expenses																(537)	(203)	(449)

Profit from operations																2,256	4,380	5,450

Finance costs, net																(2,117)	(1,997)	(3,056)

Share of results of jointly controlled companies, associates and unconsolidated subsidiaries	(750)	1,060	1,092	(49)	(34)	(72)	(1)	1	–	(26)	(196)	(187)	–	–	–	(826)	831	833
Impairment losses on interests in jointly controlled companies and associates	(4,170)	(8,263)	–	–	–	–	–	–	–	(294)	–	–	–	–	–	(4,464)	(8,263)	–
Losses on disposal of interests in RWC and MobileOne, net	–	(1,433)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(1,433)	–

(Loss)/Profit before taxation																(5,151)	(6,482)	3,227
Taxation																(1,165)	(1,406)	(1,982)

(Loss)/Profit after taxation																(6,316)	(7,888)	1,245
Minority interests																216	126	98

(Loss)/Profit for the year attributable to shareholders																(6,100)	(7,762)	1,343

5 SEGMENT INFORMATION (continued)

a. Business segments (continued)

	TSS			Business eSolutions			Infrastructure			Others			Eliminations			Consolidated

	HK$ million			HK$ million			HK$ million			HK$ million			HK$ million			HK$ million
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002
OTHER INFORMATION
Capital expenditure
(including fixed assets,
intangible assets and goodwill)
incurred during the year	1,746	1,353	2,777	190	117	425	13	19	16	165	718	689
Depreciation and amortization	2,228	2,183	2,002	136	95	77	151	206	201	176	255	270
Impairment losses recognized in income statement
	5,190	8,263	–	71	147	–	–	–	63	1,643	387	28

Significant non-cash expenses (excluding depreciation, amortization and impairment losses)	82	108	126	8	16	–	9	10	–	328	742	457

ASSETS
Segment assets	17,685	20,122		1,495	1,474		16,474	10,662		1,569	3,082		–	–		37,223	35,340
Interests in jointly controlled companies and associates	487	4,443		20	110		1	1		13	78		–	–		521	4,632
Unallocated corporate assets
- Cash and cash equivalents																5,535	7,881
- Net lease payments receivable																377	475
- Other corporate assets																991	1,435

Consolidated total assets																44,647	49,763

LIABILITIES
Segment liabilities	4,527	5,593		746	734		5,146	977		672	736		–	–		11,091	8,040
Unallocated corporate liabilities
- Long-term liabilities																34,506	41,366
- Deferred taxation																3,026	3,165
- Other long-term liabilities																1,540	848
- Taxation																1,074	1,187
- Other corporate liabilities																946	665

Consolidated total liabilities																52,183	55,271

The changes in carrying amount of goodwill for the year ended December 31, 2003 are as follows:

	TSS		Business eSolutions		Infrastructure		Others		Consolidated

	Goodwill carried on consolidated balance sheet	Goodwill carried in reserves	Goodwill carried on consolidated balance sheet	Goodwill carried in reserves	Goodwill carried on consolidated balance sheet	Goodwill carried in reserves	Goodwill carried on consolidated balance sheet	Goodwill carried in reserves	Goodwill carried on consolidated balance sheet	Goodwill carried in reserves
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
Cost
Beginning of year	720	161,035	200	497	–	(35)	509	4,680	1,429	166,177
Additions	–	–	62	–	–	–	44	–	106	–
Reclassification	–	–	74	27	–	1	(74)	(28)	–	–

End of year	720	161,035	336	524	–	(34)	479	4,652	1,535	166,177

Amortization
Beginning of year	64	123,508	18	337	–	–	43	4,194	125	128,039
Charge for the year	35	–	20	–	–	–	27	–	82	–
Provision for impairment	–	315	–	–	–	–	395	469	395	784
Reclassification	–	–	9	11	–	–	(9)	(11)	–	–

End of year	99	123,823	47	348	–	–	456	4,652	602	128,823

Carrying amount
End of year	621	37,212	289	176	–	(34)	23	–	933	37,354

Beginning of year	656	37,527	182	160	–	(35)	466	486	1,304	38,138

5 SEGMENT INFORMATION (continued)

b. Geographical segments

The Group’s businesses are managed on a worldwide basis, but operate in three principal economic environments. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets, long-lived assets and capital expenditure are based on the geographical location of the assets.

	Revenue from external customers			Segment assets		Long-lived assets		Capital expenditure incurred during the year

	2003	2002	2001	2003	2002	2003	2002	2003	2002
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million

Hong Kong	21,172	19,063	21,010	31,611	29,000	23,869	26,195	1,894	1,550
Mainland China (excluding
Hong Kong) and Taiwan	948	701	853	5,011	4,708	4,249	4,209	115	62
Others	430	348	96	601	1,632	246	1,217	150	616

	22,550	20,112	21,959	37,223	35,340	28,364	31,621	2,159	2,228

6 OPERATING PROFIT BEFORE NET GAINS ON INVESTMENTS, PROVISIONS FOR IMPAIRMENT LOSSES AND RESTRUCTURING COSTS

	2003	2002	2001
	HK$ million	HK$ million	HK$ million

Turnover	22,550	20,112	21,959
Cost of sales	(8,730)	(5,295)	(6,855)
General and administrative expenses	(9,481)	(9,605)	(10,369)
Other income	–	–	39

Operating profit before net gains on investments, provisions for impairment losses and restructuring costs	4,339	5,212	4,774

7 GAINS ON INVESTMENTS, NET

	2003	2002	2001
	HK$ million	HK$ million	HK$ million

Net unrealized holding gains/(losses) on other investments	8	(142)	(194)
Net realized gains/(losses) from disposals of investments in subsidiaries, jointly controlled companies and associates, investment securities and other investments	103	(92)	261
Provision for impairment of investments	(258)	(581)	(263)
Amortization of premium received from equity options	12	32	361
Release of provision for an onerous contract	–	464	477
Gain on termination and amendment of the terms of cross currency swap contracts (note 37(c))	532	332	–
Dividend income#	10	–	125

	407	13	767

#	Dividends income in 2001 represented dividends received in respect of 60 percent of the Group’s investment in the wireless communications business before February 2001 when the venture with Telstra was formed.

8 PROVISIONS FOR IMPAIRMENT LOSSES

	2003	2002	2001
	HK$ million	HK$ million	HK$ million
Provisions for impairment of:
Fixed assets (note a)	1,167	204	–
Multimedia business related assets (note b)	301	309	–
Game business related assets (note c)	893	–	28
Property held for development	–	–	60
Other non-current assets	91	21	3

	2,452	534	91

a. Due to technology and market changes in the sectors in which the Group operates, certain of the Group’s fixed assets have become obsolete or impaired. Accordingly, the Group has recognized an impairment loss of approximately HK$1,155 million in the income statement for the year ended December 31, 2003. Further, an impairment loss of approximately HK$12 million on the fixed assets of the game business has been recognized as described in note (c) below.

b. Following the launch of certain new value-added services in 2003, the Group has reviewed the recoverable amount of its multimedia business related assets and identified that the usage of certain content archive will be diminishing. The income to be generated from such assets is expected to be insignificant. Accordingly, the Group has fully written down the remaining carrying value of a content license as at December 31, 2003 to zero and recognized an impairment loss of approximately HK$301 million.

c. During 2003, JALECO, a subsidiary incorporated under the laws of Japan with shares registered on the Over the Counter market in Japan, has restructured its on-line game and game development businesses and exited certain legacy businesses. In view of the continual losses incurred by JALECO, management has performed an assessment of the fair value of its interest in JALECO, including the related goodwill that had previously been eliminated against reserves, as at December 31, 2003. As a result, based on the estimated value in use of JALECO determined using a discount rate of 12.5 percent (2002: 12.5 percent), the Group has recognized impairment losses for goodwill and other assets of HK$742 million and HK$151 million respectively in the income statement for the year.

9 RESTRUCTURING COSTS

During 2003, JALECO incurred restructuring costs of approximately HK$38 million representing mainly the severance payments and the write-off of development cost and inventory in relation to the restructuring exercise described in note 8(c) above.

During 2002, the Group subcontracted a significant portion of its network maintenance function to 17 newly-established subcontracting companies owned by individuals previously employed by the Group. Approximately 1,600 former employees joined these subcontracting companies in November 2002 and approximately 3,000 of the Group’s employees joined a new wholly-owned subsidiary, Cascade Limited (“Cascade”), on January 1, 2003. In addition, the Group reset staff levels in 2002 involving approximately 1,400 employees. Restructuring costs of approximately HK$311 million in 2002 mainly represent the ex-gratia payments, curtailment losses on the related defined benefit retirement schemes, Cascade incentive bonuses on employment transfers and payments in lieu of notice for the above exercises.

10 (LOSS)/PROFIT BEFORE TAXATION

(Loss)/Profit before taxation is stated after crediting and charging the following:

	2003	2002	2001
	HK$ million	HK$ million	HK$ million
Crediting:
Dividend income from
- Listed other investments	2	–	–
- Unlisted investment securities	8	–	–
- An unconsolidated subsidiary	–	–	125
Realized gains on disposal of investments in subsidiaries, jointly controlled companies and associates included in gains on investments, net	8	34	264
Realized gains on disposal of investment securities included in gains on investments, net	87	56	14
Realized gains on disposal of other investments included in gains on investments, net	8	–	–
Exchange gains/(losses), net	7	9	(22)
Gross rental income	276	332	251
Less: outgoings	(21)	(11)	(9)

Charging:
Realized losses on disposal of other investments included in gains on investments, net	–	182	2
Provision for impairment of goodwill attributable to REACH	315	8,263	–
Provision for impairment of goodwill attributable to subsidiaries	742	309	–
Provision for impairment of goodwill attributable to another jointly controlled company	122	–	–
Provision for impairment of fixed assets	1,167	232	27
Provision for impairment of intangible assets	351	–	–
Write-off of intangible assets	–	8	4
Provision for property held for development	–	–	60
Provision for doubtful debts	115	148	57
Provision for inventory obsolescence	70	26	38
Depreciation	2,674	2,623	2,437
Amortization of intangible assets	132	112	76
Amortization of goodwill	82	85	50
Staff costs (excluding directors’ emoluments (note 14) and retirement costs for other staff)	2,813	3,395	4,069
Retirement costs for other staff
- contributions to defined contribution retirement scheme	112	47	71
- pension expense for defined benefit retirement schemes (note 31(a)(iii))	103	197	256
- curtailment loss for defined benefit retirement schemes included in restructuring
costs (note 31(a)(iii))	–	108	–
Cost of inventories	1,528	1,431	1,735
Cost of properties sold	3,951	9	423
Loss on disposal of fixed assets	145	76	63
Auditors’ remuneration
- current year	12	10	8
- underprovision in previous year	–	2	4
Operating lease rental
- land and buildings	223	261	310
- equipment	99	145	163

11 FINANCE COSTS, NET

	2003	2002	2001
	HK$ million	HK$ million	HK$ million
Interest paid/payable for:
Overdrafts and bank loans wholly repayable within 5 years	501	10	887
Bank loans not wholly repayable within 5 years	4	842	1,853
Other loans wholly repayable within 5 years	908	811	645
Other loans not wholly repayable within 5 years	853	531	359

	2,266	2,194	3,744
Interest capitalized in fixed assets	(17)	(33)	(140)

Finance costs	2,249	2,161	3,604
Interest income on bank deposits	(132)	(164)	(548)

Finance costs, net	2,117	1,997	3,056

Finance costs of HK$2,249 million (2002: HK$2,161 million, 2001: HK$3,604 million) include arrangement fees expensed of approximately HK$217 million (2002: HK$241 million, 2001: HK$517 million) incurred in respect of the bank loans and other long-term borrowings of the Group.

During the year, the capitalization rate used to determine the amount of interest eligible for capitalization ranged from 2.7 percent to 4.9 percent (2002: 3.0 percent to 3.5 percent, 2001: 3.3 percent to 7.1 percent).

12 IMPAIRMENT LOSSES ON INTERESTS IN JOINTLY CONTROLLED COMPANIES AND ASSOCIATES

	2003	2002	2001
	HK$ million	HK$ million	HK$ million
Impairment losses on interests in:
REACH (note a)	4,159	8,263	–
Another jointly controlled company (note b)	227	–	–
Other associates	78	–	–

	4,464	8,263	–

a. On April 15, 2003, REACH and its bankers amended the terms of the REACH’s US$1,500 million syndicated term loan facility, which was subsequently reduced to US$1,200 million, with effect from April 25, 2003. The amendments to the term loan facility were intended to provide REACH with greater financial flexibility and an improved capital structure. REACH continues to operate in a difficult environment and the industry is expected to remain challenging for a period of time due to aggressive pricing and over supply of capacity.

The Group has performed an assessment of the fair value of its interest in REACH, including the related goodwill that had previously been eliminated against reserves, as at December 31, 2003. As a result, based on the estimated value in use of REACH determined using a discount rate of 10 percent (2002: 9 percent), the Group has made full provision for impairment of its previously unimpaired interest in REACH, recognizing an impairment loss of approximately HK$4,159 million (2002: HK$8,263 million) in the income statement for the year ended December 31, 2003. Accordingly, the Group’s total interest in REACH has been written down to zero as at December 31, 2003 (2002: HK$3,930 million).

b. Due to continual losses sustained, the Group has performed an assessment of the carrying value of its interest in a jointly controlled company, which is engaged in the on-line game business, as at December 31, 2003. Based on the result of the assessment, the Group has made a full provision for impairment of its interest in this jointly controlled company of approximately HK$227 million in the income statement for the year ended December 31, 2003.

13 LOSSES ON DISPOSAL OF INTERESTS IN JOINT VENTURE (BERMUDA) NO. 2 LIMITED (“RWC”) AND MOBILEONE LTD (“MobileOne”), NET

2002
HK$ million

Loss on disposal of interest in RWC (note a)	(1,771)
Profit on disposal of partial interest in MobileOne (note b)	338

(1,433)

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

A summary of the loss on disposal of interest in RWC is set out below:

2002
HK$ million

Telstra Bond due 2007	5,850
Accrued interest on Telstra Bond due 2007	424
Less: Fair value of Telstra Note due 2005	(1,482)

Proceeds on disposal of interest in RWC	4,792
Less: Book carrying value of interest in RWC as at June 28, 2002	(2,482)

Surplus of proceeds on disposal of interest in RWC over its book carrying value	2,310
Less: Realization of related goodwill previously charged against reserves	(4,081)

Loss on disposal of interest in RWC	(1,771)

b. Profit on disposal of partial interest in MobileOne

In December 2002, MobileOne was listed on the Singapore Exchange Securities Trading Limited through the sale of existing shares. This resulted in a disposal of an equivalent of 8.4 percent stake in MobileOne by the Group. The consideration, net of transaction costs, for the disposal was approximately HK$497 million, which generated a profit of approximately HK$338 million. Following completion of the disposal, the Group’s effective interest in MobileOne was reduced from 14.7 percent to 6.3 percent as at December 31, 2002. As at December 31, 2003, the Group’s effective interest in MobileOne was 5.9 percent.

A summary of the profit on disposal of partial interest in MobileOne is set out below:

2002
HK$ million

Proceeds on disposal of partial interest in MobileOne, net of transaction costs	497
Less: Share of the book carrying value of partial interest in MobileOne	(159)

Profit on disposal of partial interest in MobileOne	338

14 DIRECTORS’ AND SENIOR EXECUTIVES’ EMOLUMENTS

Details of director’s emoluments are set out below:

	2003	2002	2001
	HK$ million	HK$ million	HK$ million
Non-executive directors
- Fees	4	3	2

Executive directors
- Fees	–	–	–
- Salaries, allowances and other allowances and benefits in kind	62	46	68
- Pension scheme contributions	4	4	5
- Bonuses paid and payable	50	38	51
- Payments as compensation for loss of office	–	22	–
- Further payment as compensation for loss of office to a past director	2	–	–
- Payment to a director as inducement to join the Company	–	8	–

	118	118	124

Total	122	121	126

Pursuant to an agreement made between the Chairman and a director in 2002, 387,600 shares of the Company were transferred by the Chairman personally to that director in April 2003, being first of the three annual installments of a total of 1,162,800 shares the Chairman agreed to transfer to that director. No new shares were issued by the Company and the Company did not bear any portion of the cost of the shares transferred by the Chairman.

The emoluments of the directors analyzed by the number of directors and emolument ranges are as follows:

		Number of directors
		2003	2002	2001

Up to HK$1,000,000		5	7	10
HK$1,000,001	- HK$1,500,000	–	3	–
HK$1,500,001	- HK$2,000,000	1	–	–
HK$2,000,001	- HK$2,500,000	3	–	–
HK$2,500,001	- HK$3,000,000	–	–	1
HK$4,000,001	- HK$4,500,000	–	1	1
HK$5,000,001	- HK$5,500,000	1	–	–
HK$5,500,001	- HK$6,000,000	–	1	2
HK$6,500,001	- HK$7,000,000	–	–	1
HK$7,000,001	- HK$7,500,000	2	–	1
HK$8,000,001	- HK$8,500,000	1	1	–
HK$9,000,001	- HK$9,500,000	–	–	1
HK$10,000,001	- HK$10,500,000	1	1	1
HK$10,500,001	- HK$11,000,000	1	2	1
HK$11,000,001	- HK$11,500,000	–	3	–
HK$13,000,001	- HK$13,500,000	–	–	1
HK$13,500,001	- HK$14,000,000	–	1	–
HK$16,000,001	- HK$16,500,000	–	1	–
HK$16,500,001	- HK$17,000,000	1	–	–
HK$21,000,001	- HK$21,500,000	–	–	1
HK$25,500,001	- HK$26,000,000	–	–	1
HK$45,000,001	- HK$45,500,000	1	–	–

		17	21	22

No directors waived the right to receive emoluments during the years.

The above analysis has also taken into account the aggregate benefits realized by the individuals on the exercise of share options.

Of the five highest paid individuals in the Group, all (2002: all, 2001: all) are directors of the Company whose emoluments are included above.

15 TAXATION

In March 2003, the Government of Hong Kong (the “Government”) announced an increase in the profits tax rate applicable to the Group’s operations in Hong Kong from 16 percent to 17.5 percent. Accordingly, Hong Kong profits tax has been provided at the rate of 17.5 percent (2002: 16 percent, 2001: 16 percent) on the estimated assessable profits for the year, except for certain subsidiaries as mentioned in note (a) below.

Overseas taxation has been calculated on the estimated assessable profits for the year at the rates prevailing in the respective jurisdictions.

	2003	2002	2001
	HK$ million	HK$ million	HK$ million
The Company and subsidiaries:
Hong Kong profits tax
- Provision for current year	1,300	1,249	1,227
- Underprovision in respect of prior years	57	3	–
Overseas tax
- Provision for current year	10	137	28
- Overprovision in respect of prior years	(74)	–	–
(Recovery of)/Provision for deferred taxation (note 34(a))	(145)	(152)	460

	1,148	1,237	1,715
A jointly controlled company:
Hong Kong profits tax
- Provision for current year	24	175	160
Overseas tax
- Provision for current year	–	–	6
Recovery of deferred taxation	(8)	(14)	(3)

Associates:
Hong Kong profits tax
- Provision for current year	1	36	60
Recovery of deferred taxation	–	(28)	(12)

Unconsolidated subsidiaries:
Hong Kong profits tax
- Overprovision in respect of prior years	–	–	(6)
Provision for deferred taxation	–	–	62

Total	1,165	1,406	1,982

15 TAXATION (continued)

Reconciliation between taxation charge and the Group’s accounting (loss)/profit at applicable tax rates is set out below:

	2003	2002	2001
	HK$ million	HK$ million	HK$ million

(Loss)/Profit before taxation	(5,151)	(6,482)	3,227

Calculated at applicable taxation rate (note a)	(922)	(1,037)	516
Income not subject to taxation
- Provision for onerous contract	–	(74)	(77)
- Gain on disposal of MobileOne	–	(54)	–
- Interest income	(23)	(26)	(87)
- Realized gain on disposal of investments	(1)	(5)	(42)
- Others	(24)	(34)	(5)
Expenses not deductible for taxation purposes
- Non-deductible interest	329	290	513
- Provision for impairment of goodwill	206	1,372	–
- Loss on disposal of interest in RWC	–	283	–
- Provision for impairment of investments	45	93	42
- Impairment losses on interests in jointly controlled companies and associates, other than goodwill	697	–	–
- Others	63	62	175
Tax losses not recognized	453	304	432
Underprovision in prior years	57	3	–
Income not subject to taxation and/or expenses not deductible for taxation purposes for jointly controlled companies, associates and unconsolidated subsidiaries, net	161	36	134
(Recovery of)/Provision for deferred tax on revaluation surplus of properties	(56)	56	353
Tax provision of overseas operations	10	137	28
Effect on opening balance of deferred tax resulting from an increase in tax rate during the year	170	–	–

Taxation charge	1,165	1,406	1,982

a. For certain subsidiaries having accounting year end date of March 31, the applicable tax rate of 16 percent was used on the estimated assessable profits for the first three months of 2003 while 17.5 percent was used on the estimated assessable profits for the rest of the year.

16 (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Loss of HK$8,660 million (2002: loss of HK$14,049 million, 2001: profit of HK$867 million) attributable to shareholders was dealt with in the financial statements of the Company.

17 (LOSS)/EARNINGS PER SHARE

The calculation of basic and diluted (loss)/earnings per share is based on the following data:

	2003	2002	2001
(Loss)/Earnings (In HK$ million)
(Loss)/Earnings for the purposes of basic and diluted (loss)/earnings per share	(6,100)	(7,762)	1,343

Number of shares
Weighted average number of ordinary shares for the purposes of basic (loss)/earnings per share	4,967,178,732	4,605,653,512	4,474,615,652
Effect of dilutive potential ordinary shares
- staff share options	N/A	N/A	132,580,197
- options held by a minority shareholder	N/A	N/A	6,207,084

Weighted average number of ordinary shares for the purposes of diluted (loss)/earnings per share	4,967,178,732	4,605,653,512	4,613,402,933

The diluted loss per share for the year ended December 31, 2003 and 2002 is the same as the basic loss per share as all potential ordinary shares are anti-dilutive.

The weighted average number of ordinary shares in 2003, 2002 and 2001 for the purposes of calculating the basic and diluted (loss)/earnings per share have been retrospectively adjusted for the five-to-one share consolidation which took place in January 2003.

18 FIXED ASSETS

			For the year ended December 31, 2003
	Investment properties HK$ million	Land and buildings HK$ million	Exchange equipment HK$ million	Transmission plan HK$ million	Other plant and equipment HK$ million	Projects under construction HK$ million	Total HK$ million
Cost or valuation
Beginning of year	5,635	3,445	6,883	7,722	4,542	1,146	29,373
Additions
- through acquisition of
subsidiaries	–	–	–	–	25	–	25
- others	–	–	143	242	528	1,045	1,958
Transfers	(54)	46	372	340	346	(1,050)	–
Elimination of accumulated
depreciation on transfer to
investment properties	–	(5)	–	–	(2)	–	(7)
Disposals	(6)	(147)	–	–	(72)	–	(225)
Exchange differences	–	26	–	–	7	–	33
Surplus on revaluation	305	–	–	–	–	–	305

End of year	5,880	3,365	7,398	8,304	5,374	1,141	31,462

Representing:
At cost	–	3,365	7,398	8,304	5,374	1,141	25,582
At valuation	5,880	–	–	–	–	–	5,880

	5,880	3,365	7,398	8,304	5,374	1,141	31,462

Accumulated depreciation and
impairment
Beginning of year	–	192	1,880	1,392	2,629	–	6,093
Charge for the year	–	93	1,017	663	901	–	2,674
Provision for impairment in value	–	–	371	435	361	–	1,167
Elimination of accumulated
depreciation on transfer to
investment properties	–	(5)	–	–	(2)	–	(7)
Disposals	–	(4)	–	–	(19)	–	(23)
Exchange differences	–	2	–	–	16	–	18

End of year	–	278	3,268	2,490	3,886	–	9,922

Net book value
End of year	5,880	3,087	4,130	5,814	1,488	1,141	21,540

Beginning of year	5,635	3,253	5,003	6,330	1,913	1,146	23,280

No land and buildings were pledged as security for bank borrowings of the Group as at December 31, 2003 (2002: HK$93 million).

18 FIXED ASSETS (continued)

The carrying amount of investment properties and land and buildings of the Group is analyzed as follows:

	Investment properties		Land and buildings
	2003 HK$ million	2002 HK$ million	2003 HK$ million	2002 HK$ million
Held in Hong Kong
On long lease (over 50 years)	2,117	1,869	1,447	1,483
On medium-term lease (10 - 50 years)	4	10	1,559	1,563
On short lease (less than 10 years)	4	5	–	–

Held outside Hong Kong
Freehold	–	–	44	122
Leasehold
- On long lease (over 50 years)	–	–	–	46
- On medium-term lease (10 - 50 years)	3,755	3,751	37	39

	5,880	5,635	3,087	3,253

Investment properties held in and outside Hong Kong were revalued as at December 31, 2003 by an independent valuer, CB Richard Ellis Limited. The basis of valuation for investment properties was open market value.

Approximately HK$3,737 million (2002: HK$3,830 million) of the investment properties were mortgaged as collateral for banking facilities of the Group.

19 PROPERTIES HELD FOR/UNDER DEVELOPMENT

	2003 HK$ million	2002 HK$ million

Leasehold land, at cost:
Located in Hong Kong	3	3

Properties held for development	3	3

Properties under development (note b)	4,068	4,354
Less: Properties under development classified as current assets	(297)	–

	3,771	4,354

Total	3,774	4,357

a.	No properties held for/under development were pledged as security for banking facilities as at December 31, 2003 (2002: Nil).

b.	Pursuant to an agreement dated May 17, 2000 entered into with the Government (“Cyberport Project Agreement”), the Group was granted an exclusive right and obligation to design, develop, construct and market the Cyberport Project at Telegraph Bay on the Hong Kong Island. The Cyberport Project consists of commercial and residential portions. Pre-sales of residential portion of the Cyberport Project commenced in February 2003.

20 GOODWILL

	2003		2002
	Goodwill carried on consolidated balance sheet HK$ million	Goodwill carried in reserves HK$ million	Goodwill carried on consolidated balance sheet HK$ million	Goodwill carried in reserves HK$ million
Cost
Beginning of year	1,429	166,177	1,368	173,066
Additions	106	–	186	–
Realization of goodwill on disposal of an associate	–	–	–	(6,889)
Write-off	–	–	(125)	–

End of year	1,535	166,177	1,429	166,177

Accumulated amortization and impairment
Beginning of year	125	128,039	50	122,390
Charge for the year	82	–	85	–
Written back for the year	–	–	(10)	–
Provision for impairment	395	784	–	8,457
Impairment provision written back on disposal of an associate	–	–	–	(2,808)

End of year	602	128,823	125	128,039

Carrying amount
End of year	933	37,354	1,304	38,138

Beginning of year	1,304	38,138	1,318	50,676

21 INTANGIBLE ASSETS

			2003			2002
	Trademarks HK$ million	Content License HK$ million	Wireless Broadband License HK$ million	Others HK$ million	Total HK$ million	Total HK$ million
Cost
Beginning of year	1,518	375	–	61	1,954	1,531
Additions	–	–	93	2	95	431
Write-off	–	–	–	–	–	(8)

End of year	1,518	375	93	63	2,049	1,954

Accumulated amortization and
impairment
Beginning of year	180	36	–	–	216	104
Charge for the year	76	38	11	7	132	112
Provision for impairment	–	301	–	50	351	–

End of year	256	375	11	57	699	216

Net book value
End of year	1,262	–	82	6	1,350	1,738

Beginning of year	1,338	339	–	61	1,738	1,427

22 INVESTMENT IN SUBSIDIARIES

Certain subsidiaries had borrowings to or from the Company bearing interest at commercial rates throughout the terms of the borrowings. The interest bearing principal receivable from subsidiaries as at December 31, 2003 is HK$503 million (2002: HK$5,896 million) and the interest bearing principal payable to subsidiaries as at December 31, 2003 is HK$16,327 million (2002: HK$12,838 million). Other balances with subsidiaries are unsecured, non-interest bearing and have no fixed terms of repayment.

Dividends from the PRC joint ventures accounted for as subsidiaries will be declared based on the profits in the statutory financial statements of these PRC joint ventures. Such profits will be different from the amounts reported under HK GAAP.

As at December 31, 2003, the Group has financed the operations of certain of its PRC joint ventures accounted for as subsidiaries in the form of shareholder’s loans amounting to approximately US$198 million (2002: US$191 million) which have not been registered with the State Administration of Foreign Exchange. As a result, remittances in foreign currency of these amounts outside the PRC may be restricted.

As at December 31, 2003, particulars of the principal subsidiaries of the Company are as follows:

Company Name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital

				Equity interest attributable to the Group
				Directly	Indirectly

PCCW-HKT Limited	Hong Kong	Investment holding	HK$6,092,100,052	–	100%
PCCW-HKT Telephone Limited*	Hong Kong	Telecommunications services	HK$2,163,783,209	–	100%
PCCW-HKT Business Services Limited	Hong Kong	Provision of business customer premises equipment and ancillary business services	HK$2	–	100%
PCCW-HKT Consumer Services Limited	Hong Kong	Provision of consumer premises equipment, computer products and ancillary services	HK$2	–	100%
PCCW-HKT Network Services Limited	Hong Kong	Provision of retail international data and value-added services, and local value-added telecommunications services	HK$2	–	100%
PCCW-HKT Products & Services Limited*	Hong Kong	Management of a customer loyalty programs “No.1 Club” and “Partners” for members of the programs	HK$8,437,500	–	100%
PCCW Teleservices (Hong Kong) Limited	Hong Kong	Provision of customer relationship management and customer contact management solutions and services	HK$2	–	100%
PCCW Teleservices Operations (Hong Kong) Limited	Hong Kong	Provision of customer relationship management and customer contact management solutions and services	HK$2	–	100%
Cascade Limited	Hong Kong	Design, build and operate network infrastructures including technical consultancy and operation outsourcing	HK$10,000	–	100%
PCCW IMS Limited	Hong Kong	Retail broadband and narrowband Internet access services under the “NETVIGATOR” brandname, and the provision of interactive multimedia services and other support services	HK$2	–	100%
Pacific Century Systems Limited	Hong Kong	Customer premises equipment related business	HK$1,000,000	100%	–
Corporate Access Limited	Cayman Islands/Asia Pacific	Transponder leasing	US$10	–	100%
BtN Access (HK) Limited	Hong Kong	Provision of satellite based telecommunication services to third parties and satellite transponder capacity to a fellow subsidiary	HK$10	–	100%
Beyond The Network Limited	Hong Kong	Global Internet Protocol based communication service	HK$2	–	100%
Beyond the Network America, Inc.	United States of America	Supply of broadband Internet access solutions and web services	US$18	–	100%

22 INVESTMENT IN SUBSIDIARIES (continued)

Company Name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group
				Directly	Indirectly

PCCW (Beijing) Ltd.	The PRC	System integration, consulting and informatization project	US$6,750,000	–	100%
Omnilink Technology Limited	British Virgin Islands	Investment holding	US$14,850	–	76.43%
Unihub China Information Technology Company Limited	The PRC	Selling of hardware and software and information system consulting services	RMB200,000,000	–	38.20%
Unihub Limited (formerly PCCW Business eSolutions (HK) Limited	Hong Kong/Asia Pacific	Computer services and provision of IP/IT related value-added services to business customers	HK$1,200	–	100%
PCCW Business eSolutions Limited	Hong Kong	Provision of IP/IT related, value-added services to business customers	HK$2	–	100%
PCCW Corporate Solutions (Guangzhou) Limited	The PRC	System integration and technology consultancy	HK$5,000,000	–	100%
PCCW Powerbase Data Center Services (HK) Limited	Hong Kong	Data center services	HK$2	–	100%
Power Logistics Limited	Hong Kong	Delivery services	HK$100,000	–	100%
PCCW Directories Limited*	Hong Kong	Sale of advertising in the Business White Pages, Yellow Pages for businesses and Yellow Pages for customers, publication of directories, provision of Internet directory services and sale of on-line advertising	HK$10,000	–	100%
ChinaBiG Limited	Hong Kong	Production and distribution of trade directory	HK$359,189	–	62.31%
iLink Holdings Limited	Cayman Islands/Hong Kong and the PRC	Provision of data center services, including Internet connectivity, server hosting and co-location services, other value-added services and sales of equipment and software	HK$50,463,000	–	100%
SecureNet Asia Limited	Hong Kong	Provision of Internet security audit and consultancy services as well as a full range of smart card, security products and solutions for e-Commerce transactions	HK$72,462,299	–	100%
Cyber-Port Limited	Hong Kong	Property development	HK$2	–	100%
Beijing Jing Wei House and Land Estate Development Co., Ltd.	The PRC	Property development	US$50,000,000	–	100%
Partner Link Investments Limited	British Virgin Islands/ Hong Kong	Property investment	US$1	–	100%
Ripley Investments Limited	Hong Kong	Property investment	HK$10	–	100%
PCCW Facilities Management Limited	Hong Kong	Property management services	HK$2	–	100%
JALECO LTD. (formerly Pacific Century CyberWorks Japan Co., Ltd.)	Japan	Software and game development, Internet content, e-commerce, broadband services and other businesses	Yen19,742,711,522	–	76.13%
Taiwan Telecommunication Network Services Co., Ltd.	Taiwan	Type II Telecommunications services provider	NT$1,087,000,000	–	56.56%
UK Broadband Limited (formerly Poundradio Limited)	United Kingdom	Public Fixed Wireless Access License Business	GBP1	–	100%

Certain subsidiaries which do not materially affect the results or financial position of the Group are not included.

* The subsidiary has accounting year end date of March 31. These subsidiaries prepare, for the purpose of consolidation, financial statements as at the same date as the Group.

23 INTEREST IN JOINTLY CONTROLLED COMPANIES

	2003 HK$ million	2002 HK$ million

Share of net assets of jointly controlled companies, net of impairment	7	3,747
Loans due from jointly controlled companies, net of impairment	–	93
Amounts due from jointly controlled companies	27	39
Amounts due to jointly controlled companies	(1)	(374)

	33	3,505

Investments at cost, unlisted shares	3,130	3,581

Balances with the jointly controlled companies are unsecured, non-interest bearing and have no fixed terms of repayment except for the capacity prepayment made to REACH of HK$1,139 million (2002: Nil) (see note 3(c)) as included in “Loans due from jointly controlled companies” above.

As at December 31, 2003, particulars of the principal jointly controlled company of the Group are as follows:

Company Name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group
				Directly	Indirectly

Reach Ltd.	Bermuda/Asia	Provision of international	US$5,000,000,000	–	50%
		telecommunication services

Summarized financial statements of the significant jointly controlled company, REACH (unaudited):

	2003 HK$ million	2002 HK$ million

Condensed consolidated balance sheet information as at December 31
Non-current assets	3,737	24,433
Current assets	2,346	3,982

Total assets	6,083	28,415
Non-current liabilities	(13,969)	(14,293)
Current liabilities	(3,651)	(3,854)
Minority interests	(158)	(159)

Net (liabilities)/assets	(11,695)	10,109

Condensed consolidated income statement information for the year ended December 31
Turnover	7,036	9,854

(Loss)/Profit after taxation	(22,069)	1,141

On April 15, 2003, REACH and its bankers amended the terms of REACH’s US$1,500 million syndicated term loan facility, which was subsequently reduced to US$1,200 million, with effect from April 25, 2003. The amendments to the term loan facility were intended to provide REACH with greater financial flexibility and an improved capital structure. REACH continues to operate in a difficult environment and the industry is expected to remain challenging for a period of time due to aggressive pricing and over supply of capacity.

The Group has performed an assessment of the fair value of its interest in REACH, including the related goodwill that had previously been eliminated against reserves, as at December 31, 2003. As a result, based on the estimated value in use of REACH determined using a discount rate of 10 percent (2002: 9 percent), the Group has made full provision for impairment of its previously unimpaired interest in REACH, recognizing an impairment loss of approximately HK$4,159 million (2002: HK$8,263 million) in the income statement for the year ended December 31, 2003. Accordingly, the Group’s total interest in REACH has been written down to zero as at December 31, 2003 (2002: HK$3,930 million).

23 INTEREST IN JOINTLY CONTROLLED COMPANIES (continued)

An analysis of the Group’s total interest in REACH as at December 31, 2003 is as follows:

	2003 HK$ million	2002 HK$ million

Share of net assets, net of impairment	–	3,615
Capacity prepayment to REACH (note 3(c)), net of impairment	–	–
Goodwill previously eliminated against reserves, net of impairment	–	315

Total interest in REACH, net of impairment	–	3,930

24 INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

In 2001, certain subsidiaries of HKT Group were excluded from consolidation because the control over these subsidiaries was intended to be temporary at the time of the acquisition of the HKT Group.

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

In February 2001, the Group completed the formation of a strategic alliance with Telstra. The Group’s continuing interest in REACH and RWC have been reflected as components of investments in jointly controlled companies and associates, respectively, in 2001 and 2002. There were no significant profits or losses arising from the formation of REACH and the disposal of the Group’s 60 percent interest in RWC.

25 INTEREST IN ASSOCIATES

	2003 HK$ million	2002 HK$ million

Share of net assets of associates, net of impairment	488	1,175
Loans due from an associate, net of impairment	–	–
Amounts due from associates, net of impairment	–	67
Amounts due to associates, net of impairment	–	(115)

	488	1,127

Investment at cost:
Unlisted shares	991	1,086
Shares listed in Hong Kong	–	72

	991	1,158

Market value of listed shares	–	68

Balances with associates are unsecured, non-interest bearing and have no fixed terms of repayment except for the loans due from an associate, which bear interest at commercial rates, are secured by part of its movable properties and have fixed terms of repayment ranging up to three years from the date of drawdown in 2000.

25 INTEREST IN ASSOCIATES (continued)

As at December 31, 2003, particulars of the principal associates of the Company are as follows:

Company Name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group
				Directly	Indirectly

Great Eastern Telecommunications Limited*	Cayman Islands	Investment holding	US$43,112,715	–	49%
Abacus Distribution Systems (Hong Kong) Limited	Hong Kong	Provision of computer reservation systems and travel related services	HK$15,600,000	–	37.04%
Petro-CyberWorks Information Technology Company Limited	The PRC	Design and development of Enterprise Resource Planning systems, and customer relationship management systems	RMB50,000,000	–	45%

* The associate has an accounting year end date of March 31. The associate prepares, for the purpose of consolidation, financial statements as at the same date as the Group.

26 INVESTMENTS

Investments are analyzed as follows:

	2003 HK$ million	2002 HK$ million

Held-to-maturity securities	37	42
Investment securities (note a)	601	866

	638	908

a. Investment securities

	2003 HK$ million	2002 HK$ million

Unlisted, at cost	1,751	1,764
Less: Provision for impairment in value	(1,222)	(1,027)

	529	737

Listed, at cost
Hong Kong	51	72
Overseas	63	270

	114	342
Less: Provision for impairment in value	(42)	(213)

	72	129

Total investment securities	601	866

Quoted market value of listed investment securities as at December 31	83	81

During the year, a listed security was transferred from investment securities to other investments. This transfer was effected at fair value. The aggregate unrealized holding loss at the date of transfer which had not been previously recognized of approximately HK$1 million (2002: HK$28 million, 2001: HK$193 million) was recognized in the income statement at the dates of transfer.

Investment securities with an aggregate carrying value of approximately HK$20 million (2002: Nil) were pledged as security for certain bank borrowings of the Group.

27 CURRENT ASSETS AND LIABILITIES

a. Properties held for sale

	2003 HK$ million	2002 HK$ million
Properties held for sale:
Located in Macau	–	2

	–	2

b. Sales proceeds held in stakeholders’ accounts

The balance represents proceeds from sale of residential portion of the Cyberport Project retained in bank accounts opened and maintained by stakeholders which will be transferred to specific bank accounts, which are restricted in use as described in note (c) below, pursuant to certain conditions and procedures as stated in the Cyberport Project Agreement.

c. Restricted cash

Pursuant to the Cyberport Project Agreement, the Group has a restricted cash balance of approximately HK$2,701 million as at December 31, 2003 (2002: Nil) held in specific bank accounts. The uses of the funds are specified in the Cyberport Project Agreement. The restricted cash balance of approximately HK$720 million as at December 31, 2002 represented a bank fixed deposit placed by the Company as a security for a standby letter of credit facility granted to an indirectly wholly-owned subsidiary of the Company (see note 40).

d. Inventories

	2003 HK$ million	2002 HK$ million

Raw materials	–	10
Work-in-progress	218	235
Finished goods	298	218
Consumable inventories	21	18

	537	481

e. Other investments

	2003 HK$ million	2002 HK$ million
Unlisted
Overseas	73	62

Listed, at quoted market value
Hong Kong	250	269
Overseas	–	63

	250	332

	323	394

During 2002, the Group entered into certain derivative contracts, in the form of equity swap and equity option contracts, with a third party with the effect of entering into forward sale of a portion of certain quoted other investments plus written call options for the remaining portion of those quoted other investments. As at December 31, 2003, the underlying quoted other investments with aggregate carrying value of approximately HK$246 million (2002: HK$237 million) have been placed as collateral for the transaction. The equity swap and equity option contracts have terms of up to five years from the date of the contracts and will mature in 2007 (see note 37(a)). No new derivative contract of this nature was entered into by the Group in 2003.

27 CURRENT ASSETS AND LIABILITIES (continued)

f. Accounts receivable, net

An aging analysis of trade receivables is set out below:

	2003 HK$ million	2002 HK$ million

0 - 30 days	1,125	1,280
31 - 60 days	206	299
61 - 90 days	88	87
91 - 120 days	64	66
Over 120 days	276	112

	1,759	1,844
Less: Provision for doubtful debts	(188)	(120)

	1,571	1,724

The normal credit period granted by the Group ranges from 18 days to 30 days from the date of the invoice.

g. Short-term borrowings

	2003 HK$ million	2002 HK$ million

Bank loans	54	75
Current portion of long-term borrowings	106	79

	160	154

Secured	154	145

Unsecured	6	9

Please refer to note 40 for details of the Group’s banking facilities.

At December 31, 2003, the weighted average interest rate of the short-term borrowing is 1.45 percent (2002: 1.70 percent).

h. Accounts payable

An aging analysis of accounts payable is set out below:

	2003 HK$ million	2002 HK$ million

0 – 30 days	886	534
31 – 60 days	130	56
61 – 90 days	88	120
91 – 120 days	44	37
Over 120 days	229	413

	1,377	1,160

27 CURRENT ASSETS AND LIABILITIES (continued)

i. Gross amounts due to customers for contract work

	2003 HK$ million	2002 HK$ million
Contract costs incurred plus attributable profit less foreseeable losses	809	801
Less: estimated value of work performed	(809)	(811)

	–	(10)

The total amount of progress billings, included in the estimated value of work performed as at December 31, 2003 is approximately HK$776 million (2002: HK$753 million).

Included in non-current assets at December 31, 2003 is approximately HK$8 million (2002: HK$8 million) representing retentions receivable from customers in respect of construction contracts in progress.

j. Accruals, other payables and deferred income

Included in accruals, other payables and deferred income are accruals for staff costs, construction-related costs, fixed asset purchases and interest expenses of HK$420 million, HK$972 million, HK$578 million and HK$430 million respectively (2002: HK$814 million, HK$456 million, HK$279 million and HK$195 million).

28 LONG-TERM LIABILITIES

	2003 HK$ million	2002 HK$ million

Long-term borrowings (note a)	22,029	27,757
Convertible note and bonds (note b)	12,477	13,609

	34,506	41,366

a. Long-term borrowings

	2003 HK$ million	2002 HK$ million
Repayable within a period
- not exceeding one year	106	79
- over one year, but not exceeding two years	133	123
- over two years, but not exceeding three years	136	118
- over three years, but not exceeding four years	153	136
- over four years, but not exceeding five years	4,415	152
- over five years	17,192	27,228

	22,135	27,836
Less: Amounts repayable within one year included under current liabilities	(106)	(79)

	22,029	27,757

Representing:
US$456 million guaranteed notes (note i)	3,541	–
HK$3,003 million 5-year term loan (note ii)	3,003	–
US$500 million guaranteed notes (note iii)	3,900	–
US$4,700 million term loan (note iv)	–	6,094
Yen 30,000 million guaranteed notes (note v)	1,950	1,950
US$1,000 million guaranteed notes (note vi)	7,801	7,799
HK$5,000 million 6-year term loan (note vii)	–	5,000
HK$5,000 million 7-year term loan (note viii)	–	5,000
Other bank loans	1,834	1,914

	22,029	27,757

Secured	1,819	1,908

Unsecured	20,210	25,849

28 LONG-TERM LIABILITIES (continued)

a. Long-term borrowings (continued)

   Details of major long-term borrowings of HK$22,029 million of the Group are presented below:

i. US$456 million guaranteed notes

On January 24, 2003, PCCW Capital No. 3 Limited, an indirectly wholly-owned subsidiary of the Company, privately placed US$456 million 7.88 percent guaranteed notes due 2013 to raise funds for general corporate purposes. The notes are unconditionally and irrevocably guaranteed by the Company. The notes were subsequently listed on the Luxembourg Stock Exchange on August 21, 2003.

ii. HK$3,003 million 5-year term loan

On March 14, 2003, the Company entered into a five-year term loan facility for HK$3,003 million (approximately US$385 million) on an unsecured basis. The loan is repayable in 2008. The proceeds were used for general corporate purposes. Subsequent to the year end, this term loan has been fully prepaid.

iii. US$500 million guaranteed notes

On July 17, 2003, PCCW-HKT Capital No.2 Limited, an indirect wholly-owned subsidiary of the Company, issued US$500 million (approximately HK$3,900 million) 6 percent guaranteed notes due 2013 which are listed on the Luxembourg Stock Exchange. The notes are irrevocable and unconditionally guaranteed by PCCW-HKT Telephone (“HKTC”), an indirect wholly-owned subsidiary of the Company, and rank pari pasu with all other outstanding unsecured and unsubordinated obligations of HKTC. The proceeds are used for general corporate purposes.

iv. US$4,700 million term loan

In February 2001, the Group arranged syndicated bank borrowings of US$4,700 million (approximately HK$36,660 million) through HKTC. It consisted of three tranches (A, B & C) which were repayable in three to seven years. Each tranche carried interest at rates ranging from London Interbank Offered rates (“LIBOR”) plus 0.85 percent to LIBOR plus 1.45 percent for the US dollar portion and Hong Kong Interbank Offered rates (“HIBOR”) plus 0.95 percent to HIBOR plus 1.55 percent for the Hong Kong dollar portion. This term loan has been fully prepaid as at December 31, 2003.

v. Yen 30,000 million guaranteed notes

On October 26, 2001, Profit Century Finance Limited (“PCF”), an indirect wholly-owned subsidiary of the Company, completed the placement of Yen 30,000 million (approximately HK$1,950 million) 3.65 percent guaranteed notes due 2031 (the “Yen Notes”). Interest is payable semi-annually in arrears. The Yen Notes are redeemable at the option of PCF on any interest payment date falling on or after October 27, 2006.

The Yen Notes are unconditionally and irrevocably guaranteed by HKTC and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC.

vi. US$1,000 million guaranteed notes

In November 2001, PCCW-HKT Capital Limited, an indirect wholly-owned subsidiary of the Company, issued US$1,000 million (approximately HK$7,800 million) 7.75 percent guaranteed notes due 2011 (the “Notes due 2011”). Interest is payable semi-annually in arrears. The interest rate payable on the Notes due 2011 will be subject to adjustment from time to time if the relevant rating agencies downgrade the rating ascribed to the Notes due 2011 below a pre-agreed level. The interest rate payable on the Notes due 2011 has been adjusted to 8 percent based on the current ratings.

The Notes due 2011 are unconditionally and irrevocably guaranteed by HKTC and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC.

vii. HK$5,000 million 6-year term loan

On March 7, 2002, HKTC entered into an agreement for a six-year HK$5,000 million (approximately US$641 million) term loan facility. This loan was denominated in Hong Kong dollars and was to mature in March 2008. Interest was payable at HIBOR plus 0.55 percent per annum. This term loan has been fully prepaid as at December 31, 2003.

viii. HK$5,000 million 7-year term loan

On April 17, 2002, HKTC entered into an agreement for a seven-year HK$5,000 million (approximately US$641 million) term loan facility. This loan was denominated in Hong Kong dollars and was to mature in April 2009. Interest was payable at HIBOR plus 0.65 percent per annum. This term loan has been fully prepaid as at December 31, 2003.

Please refer to note 40 for details of the Group’s banking facilities.

28 LONG-TERM LIABILITIES (continued)

b. Convertible note and bonds

	2003 HK$ million	2002 HK$ million

Repayable within a period
- over one year, but not exceeding two years	8,983	–
- over two years, but not exceeding three years	–	10,099
- over three years, but not exceeding four years	3,494	–
- over four years, but not exceeding five years	–	3,510

	12,477	13,609

Representing:
US$450 million 1 percent guaranteed convertible bonds due 2007 (note i)	3,494	3,510
Telstra Note due 2005 (note ii)	440	1,521
US$1,100 million 3.5 percent guaranteed convertible bonds due 2005 (note iii)	8,543	8,578

	12,477	13,609

Secured	440	1,521

Unsecured	12,037	12,088

Details of convertible note and bonds of HK$12,477 million of the Group are presented below:

i. US$450 million 1 percent guaranteed convertible bonds due 2007

On January 29, 2002, PCCW Capital No. 2 Limited, an indirect wholly-owned subsidiary of the Company, issued US$450 million 1 percent guaranteed convertible bonds due 2007, which are unconditionally and irrevocably guaranteed on a joint and several basis by the Company and HKTC. The convertible bonds due 2007 are listed on the Luxembourg Stock Exchange. They are convertible, at the option of their holders, into ordinary shares of the Company at an initial conversion price of HK$13.5836 (approximately US$1.7415) per share at any time up to and including the close of business on January 15, 2007. The bonds bear interest at 1 percent per annum, payable semi-annually in arrears on January 29 and July 29 in each year and at maturity, commencing on July 29, 2002. Unless previously redeemed, converted or purchased and cancelled, these bonds will be redeemed in US dollars at 119.383 percent of their principal amount, plus accrued interest on January 29, 2007. The redemption premium is being accrued on a straight-line basis from the date of issuance to the final redemption date of January 29, 2007.

ii. Telstra Note due 2005

On June 28, 2002, the Company issued the Telstra Note due 2005 to Telstra as part of the disposal of the Group’s 40 percent interest in RWC (see note 13(a)). Unless previously redeemed or converted or purchased and cancelled, the Telstra Note due 2005 will be convertible into ordinary shares of the Company on June 30, 2005 or the date which is 30 days after the holder of the Telstra Note due 2005 has given notice to the Company declaring that, amongst other things, an event of default or potential event of default has occurred under REACH’s US$1,500 million syndicated term loan facility, which was subsequently reduced to US$1,200 million under the amendment of the terms made in April 2003, or any financing agreement entered into for the purpose of refinancing all or a significant part of such facility; the Company has ceased to have a controlling interest in HKTC; or if HKTC and its subsidiaries have ceased to carry on as their principal business the provision of fixed line telecommunications services in Hong Kong (“Repayment Date”). Interest is payable at 5 percent per annum compounded on a quarterly basis.

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

28 LONG-TERM LIABILITIES (continued)

b. Convertible note and bonds (continued)

ii. Telstra Note due 2005 (continued)

On April 15, 2003, the Company redeemed US$143 million (approximately HK$1,115 million) of the Telstra Note due 2005 and issued an amended note in the principal amount of approximately US$54 million (approximately HK$421 million) (“Amended Telstra Note due 2005”) to Telstra. The principal amount of the Amended Telstra Note due 2005 is equal to US$190 million, being the initial principal amount of the Telstra Note due 2005, plus its accrued and capitalized interest until March 31, 2003 of approximately US$7 million less US$143 million. The terms of the Amended Telstra Note due 2005 are substantially the same as those of the Telstra Note due 2005.

iii. US$1,100 million 3.5 percent guaranteed convertible bonds due 2005

On December 5, 2000, convertible bonds due 2005 with the principal amount of US$1,100 million were issued by PCCW Capital Limited, a wholly-owned subsidiary of the Company. These bonds are listed on the Luxembourg Stock Exchange. They are convertible into ordinary shares of the Company at US$4.9804 (approximately HK$38.8471) subject to adjustments, per share at any time on or after January 5, 2001 and up to the close of business on November 21, 2005 and bear interest at 3.5 percent per annum, payable annually in arrears. Unless previously cancelled, redeemed or converted, these bonds will be redeemed in US dollars at 120.12 percent of the principal amount together with accrued interest on December 5, 2005. If these bonds are fully converted, the Company will be required to issue approximately 221 million ordinary shares. The redemption premium is being accrued on a straight-line basis from the date of issuance to the final redemption date of December 5, 2005.

As at December 31, 2003, the redemption premiums for the convertible bonds described in (i) and (iii) above totaling HK$1,326 million (2002: HK$844 million) and have been included in “Other long-term liabilities” in the consolidated balance sheet.

As at December 31, 2003, none of the above-mentioned convertible note and bonds had been converted into ordinary shares of the Company.

29 PROVISIONS

		Staff related costs HK$ million	Onerous Contract (note b) HK$ million	Payment to the Government (note a) HK$ million	Others HK$ million	Total HK$ million

	Balances as at January 1, 2002	230	1,004	–	140	1,374
	Release of provision	–	(464)	–	–	(464)
	Provisions used during the year	(230)	(540)	–	(70)	(840)

	Balances as at December 31, 2002	–	–	–	70	70
	Additional provisions made	–	–	–	123	123
	Additional provisions included within
	properties under development	–	–	3,680	–	3,680
	Provisions used during the year	–	–	–	(62)	(62)

	Balances as at December 31, 2003	–	–	3,680	131	3,811
Less:	amount classified as current
	liabilities	–	–	(1,739)	(131)	(1,870)

		–	–	1,941	–	1,941

a. Pursuant to the Cyberport Project Agreement, the Government shall be entitled to receive payments based on certain terms and conditions. Provision for payment to the Government is included within properties under development as the amount is considered as a part of the development costs for the Cyberport Project. The provision is based on estimated sales proceeds of residential portion and the estimated development costs of the Cyberport Project. The estimated amount to be paid to the Government during the forthcoming year is classified as current liabilities.

b. Upon the adoption of SSAP 28 “Provisions, contingent liabilities and contingent assets” in 2001, the Group recorded a provision for onerous contract amounting to HK$3,234 million for a share option agreement entered between the Company and the minority shareholder of a subsidiary through an adjustment to the opening deficit as at January 1, 2001. The provision was made based on the estimated fair value of the Group’s obligation under the share option agreement. In 2001, the minority shareholder exercised a portion of the options and the remaining portion has been exercised in 2002. The exercise of the said options in 2002 and 2001 has resulted in a release of provision of approximately HK$464 million (2001: HK$477 million) and included in the net gains on investments (see note 30(c)).

30 SHARE CAPITAL

	2003		2002
	Number of Shares	Nominal Value HK$ million	Number of Shares	Nominal Value HK$ million
Authorized:
Ordinary shares of HK$0.05 each
Beginning of year	32,000,000,000	1,600	32,000,000,000	1,600

Ordinary shares of HK$0.25 each
Effect of increase in nominal value of
shares from HK$0.05 each to
HK$0.25 each (note a)	(25,600,000,000)	–	–	–

End of year	6,400,000,000	1,600	32,000,000,000	1,600

Issued and fully paid:
Ordinary shares of HK$0.05 each
Beginning of year	23,268,770,370	1,164	22,693,349,346	1,135
Exercise of other share options (note c)	–	–	376,680,000	19
Issued for acquisition of a license from a
wholly-owned subsidiary of Trans World
International, Inc.	–	–	175,000,000	9
Issue for cash under the employee share
award scheme	–	–	23,741,024	1

	23,268,770,370	1,164	23,268,770,370	1,164
Ordinary shares of HK$0.25 each
Effect of increase in nominal value of
shares from HK$0.05 each to
HK$0.25 each (note a)	(18,615,016,296)	–	–	–

	4,653,754,074	1,164	23,268,770,370	1,164
Issued for cash (note b)	715,000,000	179	–	–

End of year	5,368,754,074	1,343	23,268,770,370	1,164

a.	Pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on January 7, 2003, every five issued and unissued shares of HK$0.05 each were consolidated into one new share of HK$0.25 with effect from January 8, 2003. Following the share consolidation becoming effective on January 8, 2003, the authorized share capital of the Company is HK$1,600,000,000 divided into 6,400,000,000 shares of HK$0.25 each, of which 4,653,754,074 shares were in issue and fully paid. The shares after the share consolidation rank pari passu in all respects with each other.

b.	On July 17, 2003, the Company and PCRD entered into a subscription agreement, pursuant to which PCRD conditionally agreed to subscribe for 715,000,000 new shares of HK$0.25 each at a price of HK$4.40 per share. The net proceeds from the subscription were approximately HK$3,068 million, of which HK$3,060 million was used for debt repayment purpose. The subscription was completed on July 25, 2003.

c.	In September 1999, as part of the acquisition of Pacific Convergence Corporation, Ltd. (“PCC”), the Company entered into an agreement, as subsequently amended, with the minority shareholder of PCC Holdings Ltd. (“PCCH”), under which the minority shareholder can exchange its effective 40 percent shareholding in PCCH, the holding company of PCC, for 1,003,070,000 new ordinary shares of the Company at no further consideration. The option is exercisable for 10 years. The Company has the right to require the minority shareholder to exercise the option at the end of the option period to the extent it has not already been exercised. During the year ended December 31, 2002, the minority shareholders exercised the remaining portion of the options and the Company had issued 376,680,000 ordinary shares of HK$0.05 each to the minority shareholder.

All new ordinary shares issued during the year rank pari passu in all respects with the existing shares.

31 EMPLOYEE RETIREMENT BENEFITS

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

On July 1, 2003 (“the Transfer Date”), all former members of the DB Schemes were transferred to defined contribution schemes operated by the Group for future services to be rendered by them to the Group and the benefit in respect of services rendered before the Transfer Date remained unchanged. In other words, scheme service in determining the level of benefit was frozen as of June 30, 2003 whereas the scheme salary and multiple will continue to grow. This freezing of scheme services was considered as a curtailment event under SSAP 34 but did not result in any accounting impact on the Group’s financial statements.

The latest independent actuarial valuation of the DB Schemes, in accordance with SSAP 34, was carried out on December 31, 2003 and was prepared by Mr Aaron Wong of Watson Wyatt Hong Kong Limited, fellow of the Canadian Institute of Actuaries and also fellow of the Society of Actuaries, USA, using the projected unit credit method. The actuary was of the opinion that the fair value of the scheme assets was sufficient to cover 90.6 percent (2002: 75.7 percent) of the present value of the defined benefit obligations as at December 31, 2003.

i. The net liability recognized in the balance sheet is as follows:

	2003 HK$ million	2002 HK$ million

Present value of the defined benefit obligations	4,567	4,578
Fair value of scheme assets	(4,137)	(3,466)

	430	1,112
Unrecognized actuarial gains/(losses)	16	(526)

Defined benefit liability in the balance sheet	446	586

As at December 31, 2003, the scheme assets include ordinary shares issued by the Company with a fair value of approximately HK$5 million (2002: HK$2 million).

ii. Movements in the net liability recognized in the balance sheet are as follows:

	2003 HK$ million	2002 HK$ million

Balance as at January 1	586	-
Transitional liability recognized upon adoption of SSAP 34	-	521

Balance as at beginning of year	586	521
Contributions paid for the year	(243)	(240)
Expense recognized in the income statement for the year	103	305

Balance as at end of year	446	586

31 EMPLOYEE RETIREMENT BENEFITS (continued)

a. Defined benefit retirement schemes (continued)

iii. Expense recognized in the consolidated income statement is as follows:

	2003 HK$ million	2002 HK$ million

Current service cost	89	235
Interest cost	234	401
Expected return on scheme assets	(222)	(428)
Net actuarial losses recognized	2	-
Loss on curtailment and settlement	-	97

	103	305

The expense is recognized in the following line items in the consolidated income statement:

General and administrative expenses – retirement costs for other staff (note 10)	103	197
Restructuring costs (notes 9 & 10)	-	108

	103	305

Actual return on scheme assets	700	(341)

iv. The principal actuarial assumptions used (expressed as weighted average) are as follows:

	2003	2002

Discount rate	5.25%	5.50%
Expected rate of return on scheme assets	5.75%	6.50%
Future salary increases	3.50%	3.50%

b. Defined contribution retirement scheme

The Group also operates defined contribution schemes, including the Mandatory Provident Fund Scheme (“the MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance, for employees employed under the jurisdiction of the Hong Kong Employment Ordinance and not previously covered by the defined benefit retirement scheme. The schemes are administered by independent trustees.

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

32 EQUITY COMPENSATION BENEFITS

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

i. Movements in share options

The following presents a summary of the Company’s staff share option scheme for each of the years ended December 31, 2001, 2002 and 2003:

	Number of shares	Weighted average exercise price HK$

Outstanding, January 1, 2001	121,852,008	36.85
Granted	59,555,440	15.30
Exercised	(477,800)	16.85
Cancelled	(43,756,940)	56.50
Lapsed	(17,929,842)	22.45

Outstanding, December 31, 2001	119,242,866	21.10
Granted	14,930,700	8.00
Cancelled	(104,600)	17.45
Lapsed	(24,509,070)	18.95

Outstanding, December 31, 2002	109,559,896	19.80
Granted (note iii)	132,856,200	4.35
Cancelled (note iv)	-	N/A
Lapsed (note v)	(20,238,568)	16.55

Outstanding, December 31, 2003 (note ii)	222,177,528	10.87

Options to purchase 19,074,293, 54,540,325 and 66,869,490 shares of the Company’s shares at weighted average exercise prices of HK$25.60, HK$20.65 and HK$20.38 were exercisable at December 31, 2001, 2002 and 2003.

The number of share options for the movement in 2001 and 2002 has been retrospectively adjusted for the five-to-one share consolidation which took place in January 2003.

32 EQUITY COMPENSATION BENEFITS (continued)

a. Share option scheme (continued)

ii. Terms of unexpired and unexercised share options at balance sheet date

		2003 After the share consolidation		2002 Before the share consolidation

Date of grant	Exercise period	Exercise price HK$	Number of options	Exercise price HK$	Number of options

August 17, 1999 to September 15, 1999	August 17, 2000 to August 17, 2009	11.7800	19,525,188	2.3560	123,741,352
October 25, 1999 to November 23, 1999	August 17, 2000 to October 25, 2009	22.7600	4,509,200	4.5520	32,046,000
December 20, 1999 to January 18, 2000	December 20, 2000 to December 20, 2009	33.5600	-	6.7120	1,080,000
February 8, 2000 to March 8, 2000	February 8, 2001 to February 8, 2010	75.2400	86,700	15.0480	433,500
August 26, 2000 to September 24, 2000	May 26, 2001 to August 26, 2010	60.1200	10,308,600	12.0240	57,168,000
October 27, 2000 to November 25, 2000	March 15, 2001 to October 27, 2010	24.3600	12,966,082	4.8720	73,731,010
January 22, 2001 to February 20, 2001	January 22, 2001 to January 22, 2011	16.8400	23,278,438	3.3680	138,357,902
February 20, 2001	February 8, 2002 to February 8, 2011	18.7600	86,700	3.7520	433,500
April 17, 2001 to May 16, 2001	May 26, 2001 to April 17, 2011	10.3000	3,542,960	2.0600	18,971,000
July 16, 2001 to September 15, 2001	July 16, 2002 to July 16, 2011	9.1600	689,760	1.8320	3,723,800
August 3, 2001	March 31, 2002 to August 1, 2011	16.8400	-	3.3680	4,000,000
September 27, 2001	September 27, 2001 to September 7, 2011	6.8150	3,600,000	1.3630	18,000,000
October 15, 2001 to November 13, 2001	October 15, 2002 to October 15, 2011	8.6400	292,000	1.7280	1,460,000
May 10, 2002	April 11, 2003 to April 11, 2012	7.9150	231,700	1.5830	1,158,500
May 28, 2002	April 29, 2003 to April 29, 2012	9.9500	5,600,000	1.9900	28,000,000
June 19, 2002	June 19, 2002 to May 21, 2012	10.0900	279,000	2.0180	2,895,000
August 1, 2002	August 1, 2003 to July 31, 2012	8.0600	200,000	1.6120	1,000,000
October 11, 2002	October 11, 2002 to October 10, 2007	8.6165	1,200,000	1.7233	6,000,000
November 13, 2002	November 13, 2003 to November 12, 2012	6.1500	7,040,000	1.2300	35,600,000
July 25, 2003	July 25, 2004 to July 23, 2013	4.3500	127,551,200	-	-
September 16, 2003	September 16, 2004 to September 14, 2013	4.9000	1,190,000	-	-

			222,177,528		547,799,564

iii. Details of share options granted during the year

	2003 After the share consolidation			2002 Before the share consolidation

Exercise period	Exercise price HK$	Consideration received HK$	Number of options	Exercise price HK$	Consideration received HK$	Number of options

April 11, 2003 to April 11, 2012	7.9150	-	-	1.5830	2	1,158,500
April 29, 2003 to April 29, 2012	9.9500	-	-	1.9900	1	28,000,000
June 19, 2002 to May 21, 2012	10.0900	-	-	2.0180	5	2,895,000
August 1, 2003 to July 31, 2012	8.0600	-	-	1.6120	-	1,000,000
October 11, 2002 to October 10, 2007	8.6165	-	-	1.7233	-	6,000,000
November 13, 2003 to November 12, 2012	6.1500	-	-	1.2300	-	35,600,000
July 25, 2004 to July 23, 2013	4.3500	-	131,666,200	-	-	-
September 16, 2004 to September 14, 2013	4.9000	-	1,190,000	-	-	-

		-	132,856,200		8	74,653,500

iv. Details of share options cancelled during the year

	2003 After the share consolidation		2002 Before the share consolidation

Exercise period	Exercise price HK$	Number of options	Exercise price HK$	Number of options

March 15, 2001 to October 27, 2010	24.3600	-	4.8720	43,000
January 22, 2001 to January 22, 2011	16.8400	-	3.3680	480,000

		-		523,000

32 EQUITY COMPENSATION BENEFITS (continued)

a. Share option scheme (continued)

v. Details of share options lapsed during the year

	2003 After the share consolidation		2002 Before the share consolidation

Exercise period	Exercise price HK$	Number of options	Exercise price HK$	Number of options

August 17, 2000 to August 17, 2009	11.7800	5,223,068	2.3560	3,792,002
August 17, 2000 to October 25, 2009	22.7600	1,900,000	4.5520	4,757,000
December 20, 2000 to December 20, 2009	33.5600	216,000	6.7120	-
May 26, 2001 to August 26, 2010	60.1200	1,125,000	12.0240	1,930,000
March 15, 2001 to October 27, 2010	24.3600	1,780,120	4.8720	33,089,150
January 22, 2001 to January 22, 2011	16.8400	4,393,140	3.3680	64,537,800
May 26, 2001 to April 17, 2011	10.3000	251,240	2.0600	1,957,200
May 7, 2002 to May 7, 2011	11.1600	-	2.2320	12,000,000
July 16, 2002 to July 16, 2011	9.1600	55,000	1.8320	482,200
March 31, 2002 to August 1, 2011	16.8400	800,000	3.3680	-
June 19, 2002 to May 21, 2012	10.0900	300,000	2.0180	-
November 13, 2003 to November 12, 2012	6.1500	80,000	1.2300	-
July 25, 2004 to July 23, 2013	4.3500	4,115,000	-	-

		20,238,568		122,545,352

vi. The following table summarizes information about fixed stock options outstanding at December 31, 2003

			Options outstanding		Options exercisable

Range of exercise prices		Number outstanding at December 31, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price HK$	Number of options exercisable at December 31, 2003	Weighted average exercise price HK$

HK$	4.01 to 5.04	128,741,200	9.57	4.36	-	-
	5.05 to 7.54	10,640,000	8.47	6.38	5,946,662	6.55
	7.55 to 11.29	12,035,420	7.52	9.78	5,487,739	9.65
	11.30 to 16.79	19,525,188	5.63	11.78	14,688,548	11.78
	16.80 to 25.04	40,840,420	6.85	19.89	34,069,881	20.41
	55.05 to 70.04	10,308,600	6.66	60.12	6,589,960	60.12
	70.05 to 85.00	86,700	6.11	75.24	86,700	75.24

Total		222,177,528			66,869,490	20.38

vii. The following table summarizes information about fixed stock options granted for the years ended December 31, 2002 and 2003.

	2003 After the share consolidation		2002 Before the share consolidation

Options granted	Weighted average fair value at grant date HK$	Weighted average exercise price HK$	Weighted average fair value at grant date HK$	Weighted average exercise price HK$

Exercise price of the options equals to market price of the stock at grant date	2.68	4.36	0.97	1.23
Exercise price of the options exceeds market price of the stock at grant date	-	-	0.93	1.95
Exercise price of the options is less than market price of the stock at grant date	-	-	1.04	1.60

32 EQUITY COMPENSATION BENEFITS (continued)

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

A summary of movements in shares held under the share award schemes during the year is as follows:

	Number of shares
	2003	2002

Beginning of year	7,935,205	-
Issue of the Company’s shares under the share award scheme at par value of HK$ 0.25
per share	-	4,748,205
Purchases from the market by the trustee at average market price of HK$4.35 (2002:
HK$8.24) per share	834,800	3,187,000
Awards of vested shares to employees during the year	(2,999,005)	-

End of year	5,771,000	7,935,205

The number of shares for the movement in 2002 has been retrospectively adjusted for the five-to-one share consolidation which took place in January 2003.

	2003 HK$ million	2002 HK$ million

Fair value of shares held as at December 31	29	49
Fair value, on issuance, of shares issued during the year	-	34
Fair value, on date of purchase, of shares purchased from the market	4	26
Fair value of shares awarded to employees during the year	16	-
Amounts recognized in the consolidated balance sheet as prepaid expenses	17	25
Amounts recognized in the consolidated income statement as staff costs	12	3

c. Employees’ rights to invest in shares of JALECO

In August 2000, the Group established an incentive scheme under which certain employees of the Group are granted options to acquire equity interests in JALECO. The exercise price of the options to the employees was set at a price not less than the fair value of the shares at the time of issue. Shares of JALECO have been trading below the cost of the options since the first exercise date, and up to December 31, 2003. A total number of 4,021,000 (2002: 4,021,000) shares of JALECO were held by the incentive scheme which is operated under a limited partnership arrangement. As at December 31, 2003, no options have been exercised by the employees (2002: Nil).

33 RESERVES/(DEFICIT)

	2003
	Share premium HK$ million	Property revaluation reserve HK$ million	Currency translation reserve HK$ million	Deficit HK$ million	Total HK$ million

Beginning of year	170,571	-	(117)	(177,534)	(7,080)
Issue of ordinary shares, net of issuing
expenses	2,889	-	-	-	2,889
Surplus on revaluation of investment
properties	-	305	-	-	305
Translation exchange differences	-	-	20	-	20
Provision for impairment of goodwill
attributable to REACH	-	-	-	315	315
Provision for impairment of goodwill
attributable to subsidiaries	-	-	-	469	469
Loss for the year	-	-	-	(6,100)	(6,100)

End of year	173,460	305	(97)	(182,850)	(9,182)

Attributable to:
- The Company and subsidiaries	173,460	305	(97)	(183,004)	(9,336)
- Jointly controlled companies	-	-	-	57	57
- Associates	-	-	-	97	97

End of year	173,460	305	(97)	(182,850)	(9,182)

	2002
	Share premium HK$ million	Property revaluation reserve HK$ million	Currency translation reserve HK$ million	Deficit HK$ million	Total HK$ million

Beginning of year	169,635	-	(224)	(182,310)	(12,899)
Issue of ordinary shares and exercise of
options, net of issuing expenses	936	-	-	-	936
Realization of goodwill on disposal of
RWC	-	-	-	4,081	4,081
Translation exchange differences	-	-	107	-	107
Provision for impairment of goodwill
attributable to REACH	-	-	-	8,263	8,263
Provision for impairment of goodwill
attributable to a subsidiary	-	-	-	194	194
Loss for the year	-	-	-	(7,762)	(7,762)

End of year	170,571	-	(117)	(177,534)	(7,080)

Attributable to:
- The Company and subsidiaries	170,571	-	(117)	(178,531)	(8,077)
- Jointly controlled companies	-	-	-	964	964
- Associates	-	-	-	33	33

End of year	170,571	-	(117)	(177,534)	(7,080)

34 DEFERRED TAXATION

a. Movement in deferred tax liabilities during the year is as follows:

			2003
	Accelerated tax depreciation HK$ million	Valuation adjustment resulting from acquisition of subsidiaries HK$ million	Leasing partnership HK$ million	Revaluation of properties HK$ million	Others HK$ million	Total HK$ million

Beginning of year	1,840	485	467	451	(78)	3,165
Deferred taxation (credited)/charged
to income statement during the
year (note 15)	(115)	5	2	20	(57)	(145)
Exchange differences	-	-	-	-	6	6

End of year	1,725	490	469	471	(129)	3,026

			2002
	Accelerated tax depreciation HK$ million	Valuation adjustment resulting from acquisition of subsidiaries HK$ million	Leasing partnership HK$ million	Revaluation of properties HK$ million	Others HK$ million	Total HK$ million

Beginning of year	2,036	506	520	395	(137)	3,320
Deferred taxation (credited)/charged
to income statement during the
year (note 15)	(196)	(21)	(53)	56	62	(152)
Exchange differences	–	–	–	–	(3)	(3)

End of year	1,840	485	467	451	(78)	3,165

b. Deferred income tax assets are recognized for tax loss carry forwards to the extent that realization of the related tax benefit through utilization against future taxable profits is probable. The Group has unutilized estimated tax losses of HK$13,766 million (2002: HK$12,176 million) to carry forward for deduction against future taxable income. Estimated tax losses of HK$1,818 million (2002: HK$1,205 million) will expire within 1-5 years from December 31, 2003. The remaining portion of the tax losses, mainly relating to Hong Kong companies, can be carried forward indefinitely.

35 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

a. Reconciliation of (loss)/profit before taxation to net cash inflow from operating activities

	2003 HK$ million	2002 HK$ million	2001 HK$ million

(Loss)/Profit before taxation	(5,151)	(6,482)	3,227
Adjustment for:
Losses on disposal of interests in RWC and MobileOne, net	–	1,433	–
Impairment loss on interest in REACH	4,159	8,263	–
Impairment loss on interest in another jointly controlled company	227	–	–
Impairment loss on interest in other associates	78	–	–
Provision for inventory obsolescence	70	26	38
Write-off of intangible assets	–	8	4
Interest income	(132)	(164)	(548)
Interest expense	2,020	1,948	3,108
Finance charges	217	226	545
Depreciation	2,674	2,623	2,437
Net unrealized holding (gains)/losses on other investments	(8)	142	194
Realized (gains)/losses on disposal of other investments	(8)	182	2
Realized gains on disposal of investments in jointly controlled companies
and associates	(8)	(34)	(264)
Realized gains on disposal of investment securities	(87)	(56)	(14)
Provision for impairment of investments	258	581	263
Provision for impairment of fixed assets	1,167	232	27
Provision for impairment of multimedia business related assets	301	309	–
Provision for impairment of game business related assets	893	–	–
Provision for impairment of other non-current assets	91	–	–
Release of provision for an onerous contract	–	(464)	(477)
Loss on disposal of fixed assets	145	76	63
Provision for doubtful debts	115	148	57
Amortization of intangible assets	132	112	76
Amortization of goodwill	82	85	50
Amortization of business development costs	–	12	–
Amortization of premium received from equity options	(12)	(32)	(361)
Provision for property held for development	–	–	60
Dividend income	–	–	(125)
Share of results of jointly controlled companies and associates	826	(831)	(681)
Share of results of unconsolidated subsidiaries	–	–	(152)
Gain on termination and amendment of the terms of cross currency swap
contracts	(532)	(332)	–
Unrealized exchange differences	–	–	1

Operating profit before changes in working capital	7,517	8,011	7,530

35 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

a. Reconciliation of (loss)/profit before taxation to net cash inflow from operating activities (continued)

	2003 HK$ million	2002 HK$ million	2001 HK$ million

Operating profit before changes in working capital	7,517	8,011	7,530

Decrease/(Increase) in operating assets:
- properties under development	286	(2,204)	(1,260)
- inventories	(123)	(135)	64
- accounts receivable	54	(32)	(207)
- prepayment, deposits and other current assets	(245)	54	293
- sales proceeds held in stakeholders’ accounts	(2,402)	–	–
- restricted cash	(2,701)	–	–
- gross amounts due from customers for contract work	–	–	53
- amounts due from jointly controlled companies and associates	–	–	(1,238)
- amounts due from related companies	(25)	204	(33)
Increase/(Decrease) in operating liabilities:
- accruals, accounts payable, provisions, other payables and deferred
income	3,448	159	1,067
- amount due to minority shareholders of subsidiaries	–	5	(5)
- gross amounts due to customers for contract work	(10)	(38)	48
- amounts due to related companies	(322)	(446)	450
- advances from customers	(63)	(277)	(48)

Cash generated from operations	5,414	5,301	6,714

Interest paid	(294)	(221)	(231)
Interest received	93	82	549
Dividends received	–	–	8
Tax paid
- Hong Kong profits tax paid	(1,371)	(1,243)	(1,296)
- Overseas tax paid	(26)	(2)	(28)

Net cash inflow from operating activities	3,816	3,917	5,716

35 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

b. Acquisitions of subsidiaries

	2003 HK$ million	2002 HK$ million	2001 HK$ million

Net assets acquired:
Fixed assets	25	–	138
Inventories	3	–	–
Accounts receivable, prepayments, deposits and other assets	161	–	92
Cash and bank balances	304	–	27
Accounts payable, accruals and other payables	(135)	–	(115)
Other long-term liabilities	–	–	(26)
Minority interests	4	–	(13)

	362	–	103
Goodwill arising on acquisition	55	–	1,033

	417	–	1,136

Satisfied by:
Interest in jointly controlled companies	130	–	–
Interest in associates	112	–	–
Setting off shareholder’s loan	23	–	–
Issuance of ordinary shares	–	–	1,043
Cash from internal resources	152	–	93

	417	–	1,136

Analysis of the net inflow/(outflow) of cash and cash equivalents in respect of the acquisition of subsidiaries:
Cash	(152)	–	(93)
Cash and bank balances acquired	304	–	27

Net cash inflow/(outflow) in respect of acquisition of subsidiaries	152	–	(66)

c. Analysis of cash and cash equivalents

	2003 HK$ million	2002 HK$ million	2001 HK$ million

Cash and bank balances	8,248	8,638	8,923
Bank loans and overdrafts	(12)	(37)	(75)
Restricted cash	(2,701)	(720)	(1,405)

Cash and cash equivalents as at December 31	5,535	7,881	7,443

36 NET LEASE PAYMENTS RECEIVABLE

A company within the Group is a limited partner in a number of limited partnerships, which own and lease assets to third parties.

		2003 HK$ million	2002 HK$ million

The net investment in relation to these finance leases comprises:
Net lease payments receivable		454	475
Less:	Current portion of net lease payments receivable (included in “Prepayments, deposits
	and other current assets” on consolidated balance sheet)	(77)	–

		377	475

Non-recourse finance of HK$2,302 million (2002: HK$2,600 million) has been offset against net rentals receivable in arriving at the above net investment in finance leases.

37 FINANCIAL INSTRUMENTS

a. Equity options

In 2002, the Group entered into certain derivative contracts, in the form of equity swap and equity option contracts, with a third party with the effect of entering into forward sales of a portion of certain quoted other investments plus written call options for the remaining portion of those quoted other investments. The deemed forward sales effectively eliminated the Group’s exposure to market price fluctuation and accordingly, the underlying quoted other investments were carried at the deemed forward price as at December 31, 2002. An advance receipt of approximately HK$187 million for the deemed forward sales was received in 2002. The amount was included in other long-term liabilities in the consolidated balance sheet and is interest bearing at commercial rate. The Group recognized a gain of approximately HK$10 million for marking the quoted other investments to the deemed forward price and the gain was reflected in net gains on investments in the income statement for the year ended December 31, 2002. The Group also received premiums of approximately HK$25 million for the written call options with notional amount of approximately HK$71 million. The premiums received were recorded as deferred income and are being amortized into income on a straight-line basis over the life of the call options. The underlying quoted other investments are carried at market value at each balance sheet date and any unrealized holding gains or losses are recognized in the income statement in the period as it arises. The underlying quoted other investments for both the deemed forward sale and written call options have been placed as collateral for the above equity swap and equity option transactions (note 27(e)). No new derivative contract of this nature was entered into by the Group in 2003.

Apart from the above, as at December 31, 2003, the Group had no other outstanding written equity call options (2002: with a total notional amount of approximately HK$157 million). Other than the equity options as mentioned in the previous paragraph, the Group did not receive premiums on writing new equity options in 2003 and 2002.

The notional amounts of the outstanding equity option contracts indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk.

b. Interest rate options

The Group entered into interest rate options to manage its interest rate risk. As at December 31, 2003, the total notional amount of such instruments was HK$68 million (2002: HK$150 million).

The notional amounts of the outstanding interest rate options indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk.

c. Swaps

As at December 31, 2003, the Group had outstanding cross currency swap contracts of US$2,756 million and Yen 30,000 million (2002: US$2,990 million and Yen 30,000 million) at various rates totaling approximately HK$21,497 million and HK$1,950 million (2002: HK$23,322 million and HK$1,950 million), respectively, to manage the Group’s exposure to foreign currencies and interest rate fluctuations. In addition, the Group had outstanding swap contracts to receive HK$7,800 million at monthly floating rate and to pay HK$7,800 million at daily floating rate to manage the Group’s exposure to interest rate fluctuation as at December 31, 2002.

During the year ended December 31, 2003, the Group has recognized a gain of approximately HK$532 million (2002: HK$332 million, 2001: Nil) from the termination of certain cross currency swap contracts and the amendment of the terms of another cross currency swap contract. The gain is reflected under ”Net gains on investments” in the consolidated income statement (see note 7).

38 COMMITMENTS

a. Capital

	2003 HK$ million	2002 HK$ million

Authorized and contracted for with payments due:
- not exceeding one year	2,514	2,549
- over one year, but not exceeding two years	481	1,233
- over two years, but not exceeding three years	25	276
- over three years, but not exceeding four years	4	82
- over four years, but not exceeding five years	1	–
- over five years	–	15

	3,025	4,155
Authorized but not contracted for	3,480	7,436

	6,505	11,591

An analysis of the above capital commitments by nature is as follows:

	2003 HK$ million	2002 HK$ million

Investments	274	137
Investment properties	82	–
Property development (note i)	5,637	11,080
Development of Internet business	–	101
Construction contracts	–	24
Acquisition of fixed assets	512	247
Others	–	2

	6,505	11,591

i. The capital commitment as disclosed above represented management’s best estimate of total construction costs for the Cyberport Project, which has been revised from the total construction costs since the Cyberport Project Agreement was entered into on May 17, 2000.

b. Operating leases

As at December 31, 2003, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

Land and buildings

	2003 HK$ million	2002 HK$ million

Within 1 year	148	188
After 1 year but within 5 years	259	288
After 5 years	198	123

	605	599

Equipment

	2003 HK$ million	2002 HK$ million

Within 1 year	44	35
After 1 year but within 5 years	–	29

	44	64

38 COMMITMENTS (continued)

b. Operating leases (continued)

Future minimum payments for the next five years, under the non-cancellable operating leases with initial or remaining terms of one year or more, consist of the following at December 31, 2003:

HK$ million

2004	192
2005	98
2006	68
2007	49
2008	44
Thereafter	198

649

c. Others

As at December 31, 2003, the Group had outstanding forward foreign exchange contracts to buy US$910 million (2002: US$160 million and sell S$110 million) at various rates totaling approximately HK$7,100 million (2002: HK$1,245 million and US$63 million).

39 CONTINGENT LIABILITIES

	2003	2002
	HK$ million	HK$ million

Performance guarantee	130	74
Tender guarantee	2	10
Advance payment guarantee	9	14
Guarantees given to banks in respect of credit facilities granted to an associate	85	–
Guarantee in lieu of cash deposit	16	20
Staff mortgage loan guarantee	1	5
Guarantee indemnity	12	11

	255	134

Expiry dates
- not exceeding one year	69	76
- over one year, but not exceeding two years	64	19
- over two years, but not exceeding three years	3	22
- over three years, but not exceeding four years	19	1
- over four years, but not exceeding five years	–	2
- over five years	100	14

	255	134

On April 23, 2002, a writ of summons was issued against PCCW-HKT Limited (“HKT”), an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for HKT’s failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTNS”), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$96 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725 percent per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Cap. 4. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants were successful in their claim. A defense was filed by HKT on May 29, 2002 and proceedings are ongoing. Based on legal advice received, the directors consider that HKT has valid defenses and therefore no provision has been made.

On August 23, 2003, a summons was issued against the Company upon the application of Wharf T&T Limited (“Wharf”). The summons relates to an application to a Magistrate for an order declaring that the Company shall not obstruct or prevent Wharf from entering PCCW Tower for the purposes of exercising its rights under Section 14(1) of the Telecommunications Ordinance to install telephone lines amongst other things. Based on facts available and legal advice received, the application would not result in any award, damages or monetary penalty against the Company. Accordingly, no provision has been made.

40 BANKING FACILITIES

Aggregate banking facilities as at December 31, 2003 were HK$17,714 million (2002: HK$21,660 million) of which the unused facilities amounted to HK$12,745 million (2002: HK$3,521 million).

A summary of major loan agreement terms is set out in note 28(a).

Security pledged for certain banking facilities includes:

	2003	2002
	HK$ million	HK$ million

Investment properties	3,737	3,830
Land and buildings	–	93
Interest in a subsidiary	312	312
Fixed deposit	119	122
Investment securities	20	–

	4,188	4,357

As at December 31, 2002, Cyber-Port Limited, an indirect wholly-owned subsidiary of the Company, had been granted a standby letter of credit facility amounting to approximately HK$722 million from a bank for the purpose of providing a cashflow guarantee covering an amount equal to the 6-month forecast net cashflow requirements of the Cyberport Project, defined in and pursuant to the terms of the Cyberport Project Agreement. Such facility was secured by a bank fixed deposit of approximately HK$720 million placed by the Company. This amount was included in ”Restricted cash” on consolidated balance sheet (see note 27(c)) as at December 31, 2002. There was no such standby letter of credit facility as at December 31, 2003.

41 POST BALANCE SHEET EVENTS

The following events occurred subsequent to December 31, 2003 up to the date of approval of these financial statements by the Board of Directors:

a. On January 19, 2004, the Company prepaid in full a HK$750 million term loan.

b. On February 17, 2004, HKTC drew down HK$600 million under a five-year HK$6,000 million revolving loan facility entered into in December 2003.

c. On February 19, 2004, HKTC drew down HK$2,800 million under a seven-year HK$2,800 million revolving credit and term loan facility entered into in August 2003. This facility was amended to become a 100 percent revolving loan facility in October 2003.

d. On February 19, 2004, a sale and purchase agreement was signed to dispose of The Broadway, the office building located in the Wan Chai district in Hong Kong, at an estimated profit of approximately HK$40 million and the completion date will be on or before March 16, 2004.

e. On February 26, 2004, the Company prepaid in full the HK$3,003 million five-year term loan.

f. On March 1, 2004, Beijing Jing Wei House and Land Estate Development Co., Ltd., an indirectly wholly-owned subsidiary of the Company, prepaid the outstanding principal amount of RMB1,220 million under the RMB1,300 million loan facility.

g. The Company and Dong Fang Gas Holdings Limited (“DFG”), a company incorporated in Bermuda and whose shares are listed on the Stock Exchange, entered into an agreement on March 5, 2004 (the “Sale and Purchase Agreement”). Pursuant to the Sale and Purchase Agreement, DFG has conditionally agreed to purchase the Company’s interest in certain investment properties, the Cyberport Project and related property and facilities management companies for an aggregate consideration of HK$6,557 million. Approximately HK$2,967 million of the aggregate consideration will be satisfied by the allotment and issue of new shares of DFG. The remaining HK$3,590 million is to be satisfied by the issuance of convertible notes by DFG to the Company entitling the holder to convert the principal amount into new shares of DFG. DFG will become a subsidiary of the Company immediately after completion of the Sale and Purchase Agreement. The Group is in the process of evaluating the financial impact of this transaction which will be reflected in the Group’s 2004 financial statements.

42 NEW HK GAAP ACCOUNTING STANDARDS

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

In October 2003, the HKSA issued its first Hong Kong Financial Reporting Standard (“HKFRS”), HKFRS 1 “First-time adoption of Hong Kong Financial Reporting Standards” (“HKFRS 1”). HKFRSs refer to the body of accounting standards, including SSAPs and Interpretations, currently in issue. HKFRS 1 will become effective for any initial HKFRS-compliant financial statements covering accounting periods beginning on or after January 1, 2004.

HKFRS 1 requires an entity to comply with every SSAP or HKFRS in force in the first year when the entity first adopts HKFRSs. Accordingly, an entity’s first HKFRS-compliant financial statements will include both amounts for the current period as well as comparatives that conform to the requirements of HKFRS 1. Under HKFRS 1, an entity must explain how the transition to HKFRSs affects its reported financial position, financial performance and cash flows. It does not apply to changes in accounting policy made by an entity that already adopts HKFRSs and therefore the adoption of HKFRS 1 is not expected to have a significant effect on PCCW’s financial statements presented in accordance with HK GAAP.

43 SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Group’s primary financial statements are prepared in accordance with HK GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). The following table summarizes the adjustments considered necessary to restate (loss)/profit attributable to shareholders to US GAAP giving effect to significant differences between HK GAAP and US GAAP.

		Year ended December 31,

		2003	2002	2001
	Note(s)	HK$	HK$	HK$
		(in million, except per Share and per ADS data)
(Loss)/Profit attributable to shareholders as reported
under HK GAAP		(6,100)	(7,762)	1,343
US GAAP adjustments:
Provision for impairment of goodwill attributable to	(a)
- subsidiaries		(6)	178	(7)
- investments equity accounted for		(203)	1,809	(10,338)
Amortization of goodwill	(a) & (c)	82	85	(7,698)
Provision for impairment of intangible assets	(b)	–	(4,703)	–
Amortization of intangible assets	(b)	(283)	(283)	(735)
Mark-to-market of derivatives and marketable securities	(d) & (p)	(641)	1,324	(551)
Employee stock option scheme	(e)	(69)	(193)	(427)
Depreciation of investment properties	(h)	(291)	(279)	(153)
Deferral of up-front fees	(i)	(131)	(138)	(135)
Expenses relating to non-employee stock options	(j)	(53)	(67)	(100)
Provision for onerous contracts	(k)	41	(534)	(568)
Deferred taxes arising from other GAAP differences	(l)	101	716	408
Retirement scheme costs	(m)	(57)	(369)	25
Loss on disposal of interest in RWC	(r)	–	1,771	–
Others	(s)	51	(23)	(40)

Loss for the year before cumulative effect of a change in
accounting principle		(7,559)	(8,468)	(18,976)
Cumulative effect of a change in accounting principle,
net of tax	(a)(ii)	–	(43,589)	–

Net loss		(7,559)	(52,057)	(18,976)

Loss per share under US GAAP
Basic
Loss for the year before cumulative effect of a change in
accounting principle		(152.18) cents	(182.22) cents	(411.88) cents
Net loss		(152.18) cents	(1,120.19) cents	(411.88) cents

Diluted
Loss for the year before cumulative effect of a change in
accounting principle		(152.18) cents	(182.22) cents	(411.88) cents
Net loss		(152.18) cents	(1,120.19) cents	(411.88) cents

Loss per ADS under US GAAP*
Basic
Loss for the year before cumulative effect of a change in
accounting principle		(1,521.79) cents	(1,822.19) cents	(4,118.77) cents
Net loss		(1,521.79) cents	(11,201.92) cents	(4,118.77) cents

Diluted
Loss for the year before cumulative effect of a change in
accounting principle		(1,521.79) cents	(1,822.19) cents	(4,118.77) cents
Net loss		(1,521.79) cents	(11,201.92) cents	(4,118.77) cents

* One ADS is equivalent to 10 shares.

The following table summarizes the effect on shareholders’ (deficit)/equity of the differences between HK GAAP and US GAAP.

		December 31,
		2003	2002
	Note(s)	HK$ million	HK$ million

Shareholders’ deficit as reported under HK GAAP		(7,839)	(5,916)

US GAAP adjustments:
Goodwill – cost	(a) & (c)	141,412	141,412
Goodwill – amortization and provision for impairment loss	(a)	(65,607)	(64,817)
Intangible assets – cost	(b)	10,694	10,694
Intangible assets – amortization and provision for impairment loss	(b)	(6,004)	(5,721)
Accumulated depreciation on investment properties	(h)	(876)	(585)
Investments in derivatives and investment securities	(d) & (p)	745	1,337
Property revaluation reserve	(h)	(305)	–
Retirement scheme costs	(m)	344	401
Deferral of up-front fees	(i)	(498)	(367)
Deferred taxes arising from other GAAP differences	(l)	(497)	(598)
Non-employee stock options	(j)	(231)	(178)
Expenses relating to onerous contracts	(k)	36	(5)
Others	(s)	322	246

		79,535	81,819

Shareholders’ equity under US GAAP		71,696	75,903

Under SSAP 15 (revised) issued by the HKSA, “Cash flow statements”, the Group presents its cash flow under three headings: (i) operating activities; (ii) investing activities; and (iii) financing activities, which are the same as the three categories under US GAAP. However, the presentation of the Group’s cash flow data in accordance with US GAAP has resulted in certain reclassifications from those presented in accordance with HK GAAP, details of which are set out in note (q). Summarized cash flow data by operating, investing and financing activities in accordance with US GAAP are as follows:

		Year ended December 31,
		2003	2002	2001
	Note	HK$ million	HK$ million	HK$ million
Net cash provided by/(used in):
Operating activities	(q)(i)	3,415	2,810	3,286
Investing activities	(q)(ii)	(2,643)	(812)	18,947
Financing activities	(q)(iii)	(3,143)	(1,598)	(28,593)

Change in cash and cash equivalents		(2,371)	400	(6,360)
Cash and cash equivalents at beginning of year	(q)(iv)	7,918	7,518	13,878

Cash and cash equivalents at end of year	(q)(iv)	5,547	7,918	7,518

The components of comprehensive income under US GAAP include the following for the years ended December 31:

	2003	2002	2001
	HK$ million	HK$ million	HK$ million

Net loss under US GAAP	(7,559)	(52,057)	(18,976)

Unrealized gains/(losses) on marketable securities	49	(38)	–
Currency translation reserve	20	107	(159)
Share of change in reserves of a jointly controlled company	121	(124)	–

Other comprehensive income	190	(55)	(159)

Total comprehensive income	(7,369)	(52,112)	(19,135)

Our primary financial statements have been prepared in accordance with HK GAAP, which differ in certain significant respects from US GAAP.

(a) Accounting for goodwill

		For the year ended December 31,
		2003	2002	2001
	Note	HK$ million	HK$ million	HK$ million
Provision for goodwill impairment attributable to
subsidiaries
- under HK GAAP	(i)	742	309	–
- under US GAAP	(iii)	(748)	(131)	(7)

		(6)	178	(7)

Provision for goodwill impairment attributable to
investments equity accounted for
- under HK GAAP	(i)	437	8,263	–
- under US GAAP	(iii)	(640)	(6,454)	(10,338)

		(203)	1,809	(10,338)

Net US GAAP adjustment for goodwill impairment loss		(209)	1,987	(10,345)

(ii)	Under US GAAP, prior to January 1, 2002, goodwill arising on acquisitions was accounted for as an asset and amortized over the estimated period of benefit ranging from 10 to 20 years and subject to impairment. If the carrying value of the asset group which includes the goodwill exceeded the total expected undiscounted future cash flows, an impairment loss was measured using fair value of the asset group and was charged to the income statement as an expense.

Upon the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002, goodwill and goodwill included in the carrying value of equity method investments are no longer to be amortized. However, the Group is required to perform goodwill impairment tests in accordance with the provisions of SFAS No. 142.

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

(a) Accounting for goodwill (continued)

(iii)	The Group performed the annual goodwill impairment tests for all the reporting units as of October 31, 2003. Based on those tests, the fair value of the JALECO reporting unit as determined by the discounted cashflow method was less than its carrying value and the Group recorded a provision for impairment of goodwill amounting to HK$748 million for the year that is included in “Provisions for impairment losses” in the consolidated income statement for the year ended December 31, 2003. For other reporting units, the Group determined that there was no indication of impairment based on the annual tests performed.

During 2002, based on the annual goodwill impairment tests for all the reporting units as of October 31, 2002, only the fair value of the PCC reporting unit included in “Others” as determined by the discounted cashflow method was less than its carrying value and the Group recorded a provision for impairment of goodwill amounting to HK$131 million that is included in “Provision for impairment losses” in the consolidated income statement for the year ended December 31, 2002.

In 2001, in connection with the contribution of the Group’s IP backbone business to REACH in February 2001, the Group de-consolidated the individual categories of assets and liabilities of the related business and recorded its investment in REACH as an investment in jointly controlled companies under the one-line equity method of accounting. The Group reflected these amounts at fair value, recording an impairment loss of HK$9,976 million, as the fair value was determined to be less than the Group’s carrying amount of the IP backbone business at the formation of REACH under US GAAP.

The carrying values of goodwill under US GAAP for the reporting units noted above for the years ended December 31, 2003 and 2002 are as follows:

	TSS1 HK$ million	BtN Access HK$ million	PCCW Directories HK$ million	JALECO HK$ million	Others HK$ million	Total HK$ million

As at January 1, 2002	114,560	693	251	722	265	116,491
Transitional impairment losses	(40,190)	–	–	–	–	(40,190)
Provision for impairment losses made
during the year	–	–	–	–	(131)	(131)
Reclassification from intangible assets,
net of tax effect, net	630	–	–	–	–	630
Others	–	–	–	35	–	35

As at December 31, 2002	75,000	693	251	757	134	76,835
Addition	–	–	56	–	27	83
Reclassification from interest in
associates	–	–	157	–	–	157
Provision for impairment losses made
during the year	–	–	–	(748)	–	(748)
Others	–	–	–	(9)	–	(9)

As at December 31, 2003	75,000	693	464	–	161	76,318

The following table sets out the reconciliation between the carrying value of goodwill as reported under HK GAAP and US GAAP:

	2003	2002
	HK$ million	HK$ million
Carrying value as reported under HK GAAP
Goodwill on consolidated balance sheet	933	1,304
Goodwill in reserves	37,354	38,138

	38,287	39,442
Reduction in cost of goodwill under US GAAP arising from:
- adoption of different measurement date	(9,789)	(9,789)
- additional intangible assets recognized under US GAAP, net of taxation	(9,171)	(9,171)
- other GAAP differences	(245)	(245)
Excess of goodwill amortization recognized under US GAAP over HK GAAP	(8,376)	(8,464)
Excess of goodwill impairment recognized under US GAAP over HK GAAP	65,612	65,642
Goodwill included in interests in jointly controlled companies and associates
under US GAAP	–	(580)

Carrying value as reported under US GAAP	76,318	76,835

(b) Accounting for identifiable intangible assets

Under HK GAAP, identifiable intangible assets have been limited to those assets that can be identified and controlled and for which the existence of future economic benefits can be determined. In the event the criteria cannot be met, identifiable intangibles acquired in a business combination are required to be classified as a component of goodwill. Identifiable intangible assets are amortized over their expected future economic lives.

Under US GAAP, identifiable intangible assets are required to be determined separately from goodwill based on fair value. SFAS No. 141, “Business Combinations”, which became effective and was adopted by the Group on January 1, 2002, adds new and specific criteria that must be applied to determine whether an intangible asset should be recognized apart from goodwill. In particular, an intangible asset which is acquired in a business combination should be recognized as an asset apart from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. As at the date that SFAS No. 142 was initially applied in its entirety, intangible assets that have been recognized separately from goodwill prior to the adoption of SFAS No. 142 should be reclassified as goodwill if the intangible assets do not meet one of the criteria for recognition apart from goodwill as stated in SFAS No. 141 or have been specifically excluded under SFAS No. 141. SFAS No. 141 specifically excludes assembled workforce acquired in a business combination from recognition apart from goodwill. In addition, as at the date SFAS No. 142 was initially applied in its entirety, the carrying amounts of any previously acquired intangible assets that have been included in the amount reported as goodwill should be reclassified and accounted for as intangible assets apart from goodwill only if (i) the asset meets the recognition criteria mentioned above; (ii) the asset had been assigned an amount equal to its estimated fair value at the date that the business combination was initially recorded; and (iii) the asset was accounted for separately from goodwill as evidenced by the maintenance of accounting records for that asset.

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

The following comprise the components of the Group’s intangible assets that will continue to be amortized under SFAS No. 142 as at December 31:

		2003		2002
	Useful lives (years)	Gross carrying amount HK$ million	Accumulated amortization and impairment HK$ million	Gross carrying amount HK$ million	Accumulated amortization HK$ million
Intangible assets subject to amortization:
Subscriber lists	20	5,255	565	5,255	282
Trademarks and tradenames	20	1,518	256	1,518	180
Content license	20	375	375	375	36
Patented technology	10	54	54	54	–
Wireless broadband license	5	93	11	–	–
Others		9	3	7	–

		7,304	1,264	7,209	498

The Group has no intangible assets with indefinite useful lives which is not subject to amortization as at December 31, 2002 and 2003.

The following table presents current and expected amortization expense of the intangible assets as of December 31, 2003 for the year ended December 31, 2003 and the subsequent five years:

Amount
HK$ million
Aggregate amortization expense:
For the year ended December 31, 2003	415

Expected amortization expense:
For the years ending December 31,
2004	378
2005	378
2006	378
2007	378
2008	365

(b) Accounting for identifiable intangible assets (continued)

The following table which contains unaudited proforma figures, reconciles reported net loss and basic and diluted loss per share under US GAAP in the period to exclude amortization related to goodwill, equity method goodwill, and intangible assets reclassified to goodwill, net of any related tax effects, assuming the adoption of SFAS No. 141 and 142 had occurred on January 1, 2001:

	Proforma (unaudited)
	Year ended December 31,
	2003	2002	2001
	HK$	HK$	HK$
	(in million, except per share data)
Reported net loss before cumulative effect of a change in accounting
principle	(7,559)	(8,468)	(18,976)
Add back: Goodwill amortization	–	–	7,749
Add back: Assembled workforce amortization	–	–	137

Adjusted net loss before cumulative effect of a change in accounting
principle	(7,559)	(8,468)	(11,090)

Reported net loss	(7,559)	(52,057)	(18,976)
Add back: Goodwill amortization	–	–	7,749
Add back: Assembled workforce amortization	–	–	137

Adjusted net loss	(7,559)	(52,057)	(11,090)

Basic loss per share:
Reported net loss before cumulative effect of a change in accounting
principle	(152.18) cents	(182.22) cents	(411.88) cents
Add back: Goodwill amortization	–	–	168.20 cents
Add back: Assembled workforce amortization	–	–	2.97 cents

Adjusted net loss before cumulative effect of a change in accounting
principle	(152.18) cents	(182.22) cents	(240.71) cents

Reported net loss	(152.18) cents	(1,120.19) cents	(411.88) cents
Add back: Goodwill amortization	–	–	168.20 cents
Add back: Assembled workforce amortization	–	–	2.97 cents

Adjusted net loss	(152.18) cents	(1,120.19) cents	(240.71) cents

Diluted loss per share:
Reported net loss before cumulative effect of a change in accounting
principle	(152.18) cents	(182.22) cents	(411.88) cents
Add back: Goodwill amortization	–	–	168.20 cents
Add back: Assembled workforce amortization	–	–	2.97 cents

Adjusted net loss before cumulative effect of a change in accounting
principle	(152.18) cents	(182.22) cents	(240.71) cents

Reported net loss	(152.18) cents	(1,120.19) cents	(411.88) cents
Add back: Goodwill amortization	–	–	168.20 cents
Add back: Assembled workforce amortization	–	–	2.97 cents

Adjusted net loss	(152.18) cents	(1,120.19) cents	(240.71) cents

(b) Accounting for identifiable intangible assets (continued)

Under HK GAAP, intangible assets are required to be tested for impairment when there are indications that impairment may exist. Impairment loss on intangible assets is recognized based on the excess, if any, of the carrying value of the intangible assets over the recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use.

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

During 2002, the local telephony services subscriber list, that is not recognized as an intangible asset under HK GAAP, was tested for impairment in view of the estimated increase in churn rate of existing direct exchange lines resulting from full liberalization of the fixed line telecommunication market since the beginning of 2003, competition from other fixed line operators and substitution by broadband access lines and wireless telecommunications services. Based on the impairment test performed, the fair value of the local telephony services subscriber list determined by the excess-earnings method was less than its carrying value. Hence, the Group recorded an impairment loss of HK$4,703 million which has been included in “Provisions for impairment losses” in the consolidated income statement for the year ended December 31, 2002. No provision for impairment of the local telephony services subscriber list was recorded for the year ended December 31, 2003.

The following table sets out the reconciliation between the carrying value of intangible assets as reported under HK GAAP and US GAAP:

	2003	2002
	HK$ million	HK$ million

Carrying value as reported under HK GAAP	1,350	1,738
Carrying value of subscriber lists recognized under US GAAP	4,690	4,973

Carrying value as reported under US GAAP	6,040	6,711

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

(d) Investment in marketable equity securities

Under HK GAAP, investments in marketable equity securities are classified as either investment securities or other investments. Investment securities are included in the balance sheet at cost less any provisions for impairment. Provisions, if any, are reversed to the income statement when the circumstances and events that led to the provision cease to exist. Other investments are carried at fair value in the balance sheet and any unrealized holding gain or loss is recognized in the income statement.

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

	2003	2002	2001
	HK$ million	HK$ million	HK$ million

Proceeds from disposal of available-for-sale securities	49	117	45

Gross loss from disposal of available-for-sale securities	(128)	(949)	(465)
Less: Provision for other than temporary decline in fair value	146	1,002	377

Realized net gains/(losses) on available-for-sale securities
included in earnings	18	53	(88)

The cost of securities sold or the amount reclassified out of accumulated other comprehensive income into earnings was determined based on a specific identification basis.

Investments in securities have been reclassified to conform with US GAAP resulting in the following at December 31:

	2003	2002
	HK$ million	HK$ million

Available-for-sale securities	83	81
Unlisted securities carried at cost, net of impairment	565	778

	648	859

(e) Employee stock option scheme

The Group follows the current practice in Hong Kong that no accounting entry is made on grant of share options to employees. Under US GAAP, compensation expense for share options is recognized at the date of grant and amortized over the vesting period. In accordance with the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123”, the Group has selected only the disclosure provisions related to employee stock options and follows the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for share options granted to employees. Accordingly, the amount of compensation expense is determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant and is amortized over the vesting period of the option concerned.

During 2001 and 2002, the Group cancelled and reissued certain staff options that had the effect of re-pricing the previously outstanding options. Under US GAAP, variable option accounting is applied for these options and the difference between the intrinsic value of the new share options granted and the intrinsic value of the old share options is calculated and amortized to income, requiring remeasurement at each reporting date. Total options of 523,000 and 194,419,000 have been re-priced with a lower exercise price in 2002 and 2001 respectively, while other terms relating to the re-priced options remain the same. There was no re-pricing of staff options in 2003.

Compensation expenses for the share options are recognized on a graded (pro rata) vesting basis over the vesting periods. Compensation expense recognized for US GAAP in 2003 was HK$69 million (2002: HK$193 million, 2001: HK$427 million). As at December 31, 2003, there were outstanding options in respect of a total of 222 million ordinary shares in the Company. The Company discloses the fair value of its share option grants under the scheme in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”.

The fair value of each option grant is estimated on the date of grant using the trinomial option-pricing model with the following weighted average assumptions used for grants in the years ended December 31, 2003, 2002 and 2001.

	2003	2002	2001

Dividend yield	Nil	Nil	Nil
Expected volatility	44.054%	48.994%	66.440%
Risk-free interest rate	4.840%	5.179%	6.383%
Expected life	10 years	10 years	10 years
Weighted average fair value	HK$2.68	HK$4.75	HK$17.95

(e) Employee stock option scheme (continued)

Had the compensation cost for the Company’s stock-based compensation plans been determined consistent with the fair value recognition provisions of SFAS No. 123, the Company’s US GAAP net loss and loss per share would have been increased to the pro forma amounts indicated below:

		Year ended December 31,
		2003	2002	2001
		HK$	HK$	HK$

Loss for the year before cumulative effect of a change in accounting principle
- As reported		(7,559) million	(8,468) million	(18,976) million
Add:	Stock-based employee compensation expense included in
	reported net loss, net of related tax effects	69 million	193 million	427 million
Deduct:	Stock-based employee compensation expense determined
	under fair value based accounting method, net of related
	tax effects	(375) million	(841) million	(1,776) million

- Pro forma		(7,865) million	(9,116) million	(20,325) million

Net loss
- As reported		(7,559) million	(52,057) million	(18,976) million
Add:	Stock-based employee compensation expense included in
	reported net loss, net of related tax effects	69 million	193 million	427 million
Deduct:	Stock-based employee compensation expense determined
	under fair value based accounting method, net of related
	tax effects	(375) million	(841) million	(1,776) million

- Pro forma		(7,865) million	(52,705) million	(20,325) million

Loss per share
Basic
Loss for the year before cumulative effect of a change in accounting principle
- As reported		(1.52)	(1.82)	(4.12)
- Pro forma		(1.58)	(1.96)	(4.41)

Net loss
- As reported		(1.52)	(11.20)	(4.12)
- Pro forma		(1.58)	(11.34)	(4.41)

Loss per share
Diluted
Loss for the year before cumulative effect of a change in accounting principle
- As reported		(1.52)	(1.82)	(4.12)
- Pro forma		(1.58)	(1.96)	(4.41)

Net loss
- As reported		(1.52)	(11.20)	(4.12)
- Pro forma		(1.58)	(11.34)	(4.41)

(e) Employee stock option scheme (continued)

	Year ended December 31,
	2003	2002	2001
	HK$	HK$	HK$
Loss per ADS *
Basic
Loss for the year before cumulative effect of a change in accounting principle
- As reported	(15.22)	(18.22)	(41.19)
- Pro forma	(15.83)	(19.62)	(44.12)

Net loss
- As reported	(15.22)	(112.02)	(41.19)
- Pro forma	(15.83)	(113.41)	(44.12)

Diluted
Loss for the year before cumulative effect of a change in accounting principle
- As reported	(15.22)	(18.22)	(41.19)
- Pro forma	(15.83)	(19.62)	(44.12)

Net loss
- As reported	(15.22)	(112.02)	(41.19)
- Pro forma	(15.83)	(113.41)	(44.12)

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

Compensation expenses for the shares under the share award schemes are recognized on a graded (pro rata) vesting basis over the vesting periods. Compensation expense recognized for US GAAP in 2003 was HK$10 million (2002: HK$1 million). As at December 31, 2003, there were 5.8 million shares held under the share award schemes (2002: 7.9 million).

(g) Shares granted by principal shareholder

Under HK GAAP, shares granted by the principal shareholder to employees of the Group are not recognized in the financial statements.

Under US GAAP, shares granted by the principal shareholder to employees of the Group are accounted for as shareholder’s contribution for the purpose of enhancing or maintaining the value of the shareholder’s investment. The contribution is measured by the quoted market price of the shares at the date of grant. In 2003, 6,483,000 shares (2002: 2,153,600 shares, 2001: 1,869,800 shares) were granted by the principal shareholder to employees of the Group. The weighted average market price of the shares at date of grant was HK$4.63 (2002: HK$9.70, 2001: HK$11.50). The contribution is charged to the income statement as a compensation expense when the shares become vested. Compensation expense recognized during the year was HK$15 million (2002: HK$7 million, 2001: HK$55 million).

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

Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” issued by the US Securities and Exchange Commission (“SEC”), applicable to financial statements prepared in accordance with US GAAP, requires, in certain cases, non-refundable up-front fees for services to be deferred and recognized over the longer of the contractual period or the expected customer relationship. Under US GAAP, the Group amortizes these up-front fees over periods of 20 years.

For US GAAP, the Company adopted SAB No. 104 for all periods presented.

(j) Non-employee stock options

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

Under US GAAP, no provision is allowed for obligations under onerous contracts.

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

The following comprise the components of the Group’s provision for income taxes under US GAAP for the years ended December 31:

	2003	2002	2001
	HK$ million	HK$ million	HK$ million

Current	1,318	1,600	1,475
Deferred	(254)	(910)	99

	1,064	690	1,574

The following comprise the components of the Group’s net deferred tax liability under US GAAP as at December 31:

	2003	2002
	HK$ million	HK$ million

Fixed assets	2,560	2,693
Intangible assets	1,023	1,010
Others	(60)	60

Deferred tax liabilities	3,523	3,763

Tax assets carryforward	2,962	2,205
Less: Valuation allowance	(2,962)	(2,205)

Deferred tax assets	–	–

Net deferred tax liability	3,523	3,763

As at December 31, 2003 and 2002, the Company and its subsidiaries have tax losses carryforward of approximately HK$13,766 million and HK$12,176 million. There is significant uncertainty as to the ability of the group companies generating these losses to realize the benefits through future taxable profits. As a result, management has provided a valuation allowance of HK$2,962 million and HK$2,205 million as of December 31, 2003 and 2002.

(m) Retirement scheme costs

With the adoption under HK GAAP of SSAP 34 “Employee benefits” from January 1, 2002, costs of retirement benefits are assessed using the projected unit credit method and the cost of providing retirement benefits is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the schemes on an annual basis. The Group chose to recognize the entire transitional liability, which represents the excess of the defined benefit obligation over fair value of the scheme assets as at January 1, 2002 of HK$521 million, against the opening balance of the accumulated deficit as at January 1, 2002 and carry such liability in the consolidated balance sheet as non-current liabilities.

Whenever a settlement or curtailment occurs, a gain or loss from settlement or curtailment, which comprises the resulting change in the present value of the defined benefit obligation and the fair value of scheme assets and any related unrecognized actuarial gains or losses, is recognized in the income statement. When a settlement or curtailment relates to only some of employees covered by the retirement scheme, the gain or loss includes a proportionate share of the unrecognized actuarial gain or loss based on the basis of the defined benefit obligation before and after the settlement or curtailment. During 2003, scheme service in determining the level of benefit was frozen as of June 30, 2003 whereas the scheme salary and multiple will continue to grow. This freezing of scheme services was considered as a curtailment event under SSAP 34 but did not result in any accounting impact on the Group’s financial statements. In conjunction with a series of restructuring exercises in 2002, the Company recognized a settlement and curtailment loss of HK$97 million.

US GAAP requires that retirement scheme costs be recorded in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” which recognizes in each accounting period the cost of providing retirement benefits earned by employees in that period. The Group adopted SFAS No. 87 on May 25, 2000, i.e. the date of the Company’s acquisition of HKT in 2000 for US GAAP purposes.

SFAS No. 88 addresses an employer’s accounting for a settlement or a curtailment of its benefit pension scheme. The statement requires the employer to recognize a gain or loss in the income statement, the unrecognized net gain or loss plus any remaining unrecognized net assets or liabilities when a scheme obligation is settled. When a curtailment occurs, the unrecognized prior service cost associated with years of service no longer expected to be rendered shall be recognized as a loss. The freezing of scheme services as mentioned above was also considered as a curtailment event under SFAS No. 88 but did not result in any accounting impact on the Group’s financial statements. Accordingly, under US GAAP, no aggregate settlement and curtailment losses were recognized in the income statement as pension costs for the year ended December 31, 2003 (2002: HK$424 million).

On adoption of SSAP 34 on January 1, 2002 for HK GAAP purposes, the accounting for retirement scheme costs became substantially the same under both HK GAAP and US GAAP. However, GAAP reconciling adjustments still arise due to the difference in adoption dates of the applicable accounting standards under HK GAAP and US GAAP.

(m) Retirement scheme costs (continued)

In conjunction with the acquisition of HKT, the Company assumed sponsorship of HKT’s defined benefit schemes. Disclosures in accordance with SFAS No. 132 for the defined benefit schemes are as follows:

The Company uses a December 31 measurement date for all its schemes.

Obligations and Funded Status

	2003	2002
	HK$ million	HK$ million
Change in benefit obligation
Benefit obligation, at beginning of year	4,578	5,892
Net service cost	89	235
Interest cost	234	401
Actual employee contributions	10	24
Actuarial gain	(62)	(129)
Benefits paid	(282)	(188)
Effect of curtailment/settlement	–	(1,657)

Benefit obligation, at end of year	4,567	4,578

Changes in scheme assets
Fair value of scheme assets, at beginning of year	3,466	5,371
Actual return on scheme assets	700	(342)
Actual employer contributions	243	240
Actual employee contributions	10	24
Benefits paid	(282)	(188)
Effect of curtailment/settlement	–	(1,639)

Fair value of scheme assets, at end of year	4,137	3,466

Funded status	(430)	(1,112)
Unrecognized actuarial loss	791	1,390

Amounts recognized in the balance sheets	361	278

Representing:
Prepaid benefit cost (included in “other non-current assets” on consolidated balance sheet)	361	278

As at December 31, 2003, the accumulated benefit obligation for all defined benefit schemes was HK$2,982 million (2002: HK$2,908 million).

Information for defined benefit schemes with an accumulated benefit obligation in excess of scheme assets

	2003	2002
	HK$ million	HK$ million

Projected benefit obligation	4,567	4,578
Accumulated benefit obligation	2,982	2,908
Fair value of scheme assets	4,137	3,466

Components of net periodic benefit cost

	2003	2002
	HK$ million	HK$ million

Net service cost	89	235
Interest cost	234	401
Expected return on scheme assets	(222)	(428)
Amortization of unrecognized net loss	59	42
Curtailment/settlement loss	–	424

	160	674

(m) Retirement scheme costs (continued)

Additional information

	2003	2002
	HK$ million	HK$ million

Increase in minimum liability included in other comprehensive income	–	–

Assumptions
	2003	2002
	%	%
Weighted-average assumptions used to determine benefit obligations
Discount rate	5.25	5.50
Rate of salary increase	3.50	3.50

Weighted-average assumptions used to determine net periodic benefit cost
Discount rate	5.50	7.00
Expected long-term return on scheme assets	6.50	8.00
Rate of salary increase	3.50	5.00

The Group has used an expected return on scheme assets of 5.75% for 2003 (2002: 6.50%) based on the benchmark asset allocation and long-term return assumptions reflecting a conservative view of future expected returns at approximately 8% for equities and 4.6% for fixed income and cash.

Scheme assets

The Company’s defined benefit schemes weighted-average asset allocations at December 31, by asset category are as follows:

	2003	2002
	%	%
Asset Category
Equity securities	33	68
Debt securities	10	20
Cash	57	12

	100	100

As at December 31, 2003, the benchmark asset allocation was 35% for equities and 65% for fixed income and cash, while the approximate distribution was 33% equities and 67% for fixed income and cash.

The benchmark asset allocations are derived based on the Company’s intention to settle the retirement benefit payable to members of the defined benefit schemes with the scheme assets by December 31, 2006 if assets are sufficient to cover the aggregate vested liability and accordingly, the schemes would be regarded as solvent at that date. They are also based on the lower rate of increase in liabilities going forward due to the freezing of service levels in the calculation of benefits under certain of the defined benefit schemes as described above.

At December 31, 2003 and 2002, the Group’s defined benefit scheme assets included investments in related parties. These investments are insignificant to the total scheme assets.

(n) Accounting for subsidiaries under temporary control

Under HK GAAP, the Group’s control over its interests in HKT Group’s IP Backbone business and Hong Kong wireless communications business was intended to be temporary, and accordingly, the Group did not consolidate the subsidiaries that operated these businesses from the date of acquisition of the HKT Group to February 1, 2001, the date of completion of the Telstra Alliance. Under US GAAP, the application of accounting principles with regard to temporary control is restricted to those circumstances that lie outside of the Group’s control, except in specific situations wherein the disposal of an entire subsidiary is contemplated at the time of acquisition in a business combination. Accordingly, the Group was precluded from excluding these businesses from its consolidation until the completion of the Telstra Alliance in February 2001.

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

(o) Impairment of long-lived assets

As more fully describe in note 2(h), under HK GAAP, if an indication of impairment exists, the asset’s recoverable amount is estimated and an impairment loss is recognized in the income statement whenever the carrying value of an asset exceeds its recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use.

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

During the year under both HK and US GAAPs, the Group has made provisions for impairment of fixed assets and intangible assets of HK$1,167 million (2002: HK$232 million) and HK$351 million (2002: HK$4,703 million) respectively, which is included in “Provisions for impairment losses” in the consolidated income statement. Details of those provisions for impairment made in 2003 are set out in notes 8 and 21 respectively. Provisions for impairment of fixed assets made in 2002 included provisions for fixed assets relating to the Internet Services business and for Powerb@se, the Group’s Internet Data Centers infrastructure in Hong Kong under both HK and US GAAPs. For the provision for impairment of intangible assets made in 2002, please refer to note (b) above.

(p) Derivative instruments

Under HK GAAP, there are no specific accounting standards governing the accounting for derivative instruments. As a result, the Company adopts the following accounting policies under HK GAAP:

  Derivative financial instruments are not recognized in financial statements;
  Premiums received or paid on written or purchased equity options are amortized over the terms of the options;
  Premiums received or paid on early termination or amendments of contract terms of the financial instruments and derivatives and any unamortized balance of premiums received or paid on terminated or amended financial instruments or derivatives are recognized in the income statement in the year of termination or amendment;
  Interest income or expenses arising from the interest rate swap contracts are netted off against the related interest income or expenses applicable to the on-balance sheet items.

Under US GAAP, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedge Activities”, as amended by SFAS No. 138 “ Accounting for Certain Derivative Instruments and Certain Hedging Activities”, which requires all financial instruments and derivatives be recognized on the balance sheet at fair value. The accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as a hedging relationship. The gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognized currently in income statement. The gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument shall be reported as a component of other comprehensive income and reclassified into income statement in the same period during which the hedged forecasted transaction affects. During the year ended December 31, 2003, the Company’s derivative instruments are either not designated as a hedging relationship or do not qualify for hedge accounting under SFAS 133. Therefore, changes in fair value of the derivative instruments, which was a loss of HK$644 million (2002: gain of HK$1,350 million), have been recognized in the income statement for the year ended December 31, 2003.

In 1999, the Group issued an option, to the minority shareholder of a subsidiary to enable the minority shareholder to exchange its shares in the subsidiary for a fixed number of shares to be issued by the Company. For US GAAP purposes, the transaction has been reflected as if the acquisition of the minority interest in a subsidiary operating in the Internet services business in the “Others” segment had occurred at the date of grant. This instrument was recorded based on the fair value at the date of grant and purchase accounting was applied to allocate value to the net assets acquired. Under HK GAAP, the option was not recognized in the financial statements until the minority shareholder exercised the options for exchange of shares in 2001 and 2002. As a result of the change in estimated fair value of the Group’s obligation under this instrument, a release of a part of provision amounting to approximately HK$464 million and HK$477 million were recorded under HK GAAP for the years ended December 31, 2002 and 2001 respectively.

During 2002, the Group entered into certain equity swap contracts in relation to certain of the Group’s investments in equity securities which have been classified as other investments and trading securities in the financial statements under HK GAAP and US GAAP respectively. Each of these equity swap contracts comprise a debt instrument (the host contract) and embedded derivatives that are indexed to the prices of the equity investments. There are no specific accounting standards governing equity swap contracts under HK GAAP. The transactions were considered a combination of a forward sale of the trading securities and a call option held by the counterparty. A deemed gain of HK$10 million from the forward sale was recognized in the income statement for the year ended December 31, 2002. The premium received from writing the call option was amortized over the term of the contracts. Under US GAAP, the debt instrument is carried at cost less discount while the compound embedded derivatives are bifurcated from the host contract and are separately accounted for in the financial statements at their fair market value at each balance sheet date. As at December 31, 2003, the aggregate carrying amount of the debt instrument and the compound derivatives were HK$198 million (2002: HK$194 million) and HK$42 million (2002: HK$39 million) respectively.

(q) Cash flows under US GAAP

(i) Net cash flow from operating activities includes effect of cash flows from interest expense paid in respect of borrowings and dividend received from equity securities, and excludes effect of movements in certain non-current assets.

(ii) Net cash flow from investing activities includes effect of movements in certain non-current assets and excludes effect of cash flow from dividend received from equity securities.

(iii) Net cash flow from financing activities includes effect of cash flows from reclassification of bank loans and overdrafts repayable within three months as financing activities and excludes effect of cash flows from interest expense paid in respect of borrowings.

(iv) Cash and cash equivalents are short-term, highly liquid investments with original maturities of less than three months and are readily convertible to known amounts of cash. They exclude bank loans and overdrafts repayable within three months that are reflected as a component of cash equivalents under HK GAAP.

(r) Loss on disposal of interest in RWC

As discussed in note 13(a), the Company disposed of its remaining 40% interest in RWC on June 28, 2002. Under HK GAAP, the disposal was recognized at the date of sale.

For US GAAP purposes, on first adoption of SFAS No. 142 on January 1, 2002, the goodwill recorded in RWC was tested and was found to be impaired. The Group’s share of the impairment loss was HK$3,399 million and was included in “Cumulative effect of change in accounting principle, net of tax” in the income statement for the year ended December 31, 2002 with a corresponding reduction in the carrying value of the Group’s investment in RWC. As a result of the reduction in carrying value, no loss on disposal was incurred under US GAAP when the Group’s 40% interest in RWC was sold in June 2002.

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

Segment information, including revenues and results for these segments for each of the three years ended December 31, 2003 are presented in note 5. The computation of segment results required by HK GAAP approximates measures of performance used internally by the chief operating decision maker and materially complies with US GAAP.

Please refer to note 5 for the Group’s other segment information required by the provisions of SFAS No. 131 “Segment Reporting”.

44 NEW US GAAP ACCOUNTING STANDARDS

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 46, “Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin (“ARB”) No. 51”. FIN 46 requires the primary beneficiary to consolidate a variable interest entity (“VIE”) if it has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. In December 2003, the FASB issued a revised interpretation to FIN 46 (“FIN 46R”), which will replace FIN 46 upon its effective date. FIN 46R retains many of the basic concepts introduced in FIN 46; however, it also introduces a new scope exception for certain types of entities that qualify as a business as defined in FIN 46R, revises the method of calculating expected losses and residual returns for determination of the primary beneficiary, includes new guidance for assessing variable interests. In accordance with the transition requirement of FIN 46R, the Group has applied the provisions of FIN 46 as of December 31, 2003, to all special-purpose entities (“SPEs”) as defined within FIN 46R to which it is associated and all non-SPEs created on and after February 1, 2003. It will defer adoption of FIN 46R for all other non-SPEs until March 31, 2004. The Group has completed an evaluation and concluded that it did not have any business arrangements with entities entered on and after February 1, 2003 that qualify as a VIE under FIN 46. The Group is currently assessing the impact of FIN 46R and its related guidance on its results of operations, financial position and cash flows upon adoption as of March 31, 2004 and has not yet completed that assessment.

In May 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF 00-21 requires that when the deliverables included in this type of arrangement met certain criteria, they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. The residual method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. The provisions of EITF 00-21 are effective for revenue arrangements entered into on or after January 1, 2004. The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

45 OTHER US GAAP DISCLOSURES

a. Derivatives

The Group adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, and requires that all derivatives be recorded on the balance sheet at fair value. Additionally, the accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as part of a hedging relationship and, if so, the nature of hedging activity. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of a particular hedge, must be recognized currently in earnings. Upon adoption of SFAS No. 133, the cumulative transition adjustment was not significant.

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

i. Interest rate swap contracts

The Group entered into interest rate swap contracts to manage its exposure for foreign currency denominated debt to changes in both interest rates and currency movements. At December 31, 2003, the total notional amount of interest rate swap contracts was HK$23,447 million (2002: HK$33,072 million).

The table below summarizes the notional amount and fair value of the Group’s interest rate swap contracts in Hong Kong dollars as at December 31, 2003 and 2002. Foreign currency amounts are translated at rates current at the balance sheet date.

	2003		2002
	Notional amount HK$ million	Fair value HK$ million	Notional amount HK$ million	Fair value HK$ million

Derivatives not designated as hedges:
Fixed-to-floating swaps	9,407	417	11,232	659
Fixed-to-fixed swaps	12,090	(180)	12,090	144
Floating-to-floating swaps	1,950	(24)	9,750	(12)

	23,447	213	33,072	791

ii. Interest rate option agreements

Based on the Group’s expectation of interest rate movements, it will enter into interest rate option agreements to lock-in interest rates considered favorable to future cash flow. At December 31, 2003, the total notional principal amount of such agreements was HK$68 million (2002: HK$150 million).

The table below summarizes the notional amount and fair value of the Group’s interest rate option agreements in Hong Kong dollars as at December 31, 2003 and 2002. Foreign currency amounts are translated at rates current at the balance sheet date.

	2003		2002
	Notional amount HK$ million	Fair value HK$ million	Notional amount HK$ million	Fair value HK$ million

Derivatives not designated as hedges:
Interest rate option	68	–	150	–

45 OTHER US GAAP DISCLOSURES (continued)

a. Derivatives (continued)

iii. Foreign exchange forward contracts

Based on the Group’s expectation of foreign exchange rate movements, the Group enters into foreign exchange forward contracts to manage its exposure to exchange rate fluctuations of foreign currency denominated debt. In structuring such transactions, the Group takes into account the fact that since October 17, 1983, the Hong Kong dollar has been officially linked to the US dollar at a rate of HK$7.80 to US$1.00. The contractual amount of the Group’s foreign exchange forward contracts as at December 31, 2003 was HK$7,100 million (2002: HK$1,736 million).

The table below summarizes, by major currency, the contractual amounts and fair value of the Group’s foreign exchange forward contracts in Hong Kong dollars to buy or sell foreign currencies at December 31, 2003 and 2002. Foreign currency amounts are translated at rates current at the balance sheet date.

	2003		2002
	Notional amount HK$ million	Fair value HK$ million	Notional amount HK$ million	Fair value HK$ million

Derivatives not designated as hedges:
Sell Singapore dollars for United States dollars	–	–	491	–
Buy United States dollars for Hong Kong dollars	7,100	(72)	1,245	–

	7,100	(72)	1,736	–

The highest, average and lowest amounts of foreign currency forward contracts outstanding during the year ended December 31, 2003 were approximately HK$7,100 million (2002: HK$7,098 million), HK$3,246 million (2002: HK$1,634 million) and Nil (2002: Nil), respectively.

iv. Equity swap and equity option contracts

During 2002, the Group entered into certain equity swap contracts in relation to certain of the Group’s investments in equity securities which have been classified as trading securities in the financial statements under US GAAP. Each of these equity swap contracts comprise a debt instrument (the host contract) and embedded derivatives that are indexed to the prices of the equity investments. The debt instrument is carried at cost less discount while the compound embedded derivatives are bifurcated from the host contract and are separately accounted for in the financial statements at their fair market value at each balance sheet date. As at December 31, 2003, the aggregate carrying amount of the debt instrument and the compound derivatives were HK$198 million (2002: HK$194 million) and HK$42 million (2002: HK$39 million) respectively. The equity swap contracts have terms of up to five years from the date of the contracts and will mature in 2007.

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

Local telephone services, retail international services and local data services accounted for approximately 27%, 13% and 19% of the Group’s revenue under HK GAAP for the year ended December 31, 2003.

45 OTHER US GAAP DISCLOSURES (continued)

c. Fair value of financial instruments

The following table presents the carrying amounts and fair values of the Group’s significant financial instruments at December 31, 2003 and 2002. SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	2003		2002
	Carrying amount HK$ million	Fair value HK$ million	Carrying amount HK$ million	Fair value HK$ million

Cash and cash equivalents	5,547	5,547	7,918	7,918
Held-to-maturity securities (Note)	37	N/A	42	N/A
Long-term unlisted investments	528	528	737	737
Long-term listed investments	83	83	81	81
Trading securities	340	340	382	382
Short-term borrowings	(922)	(922)	(154)	(154)
Long-term borrowings	(21,051)	(23,121)	(27,529)	(28,680)
Convertible note and bonds*	(13,803)	(14,594)	(14,453)	(14,694)

Note:	Due to the nature of held-to-maturity securities, it is not practicable to estimate their fair value as such exercise would require excessive cost.

*	Balances include redemption premium on certain convertible bonds.

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

The fair value of long-term borrowings is based on quoted market prices, present value calculations after considering risk, current interest rates, and remaining maturities. In addition, for convertible bonds, the Group also applies modeling techniques to estimate the fair value of the equity components of these instruments.

For unquoted securities, the reported fair value is estimated by the Group on the basis of financial and other information.

Rates currently available to the Group for non-current bank deposits and receivables with similar terms and remaining maturities are used to estimate the fair value of such instruments as the present value of expected cash flows.

The fair value of derivatives generally reflects the estimated amounts that the Group would receive or pay to terminate the contracts at the balance sheet date. Dealer quotes were used to value most of the Group’s forward exchange contracts and interest rate swap contracts.

46 OTHER ADDITIONAL UNAUDITED DISCLOSURES

a. Post balance sheet events

i. As disclosed in the circular of the Group dated March 26, 2004, the transactions contemplated under the Sale and Purchase Agreement set out in note 41(g) (“Transaction”) are expected to result in an overall profit before expenses of approximately HK$53 million to the Group. After completion of the Transaction, the proforma consolidated net liability value of the Group will be decreased to approximately HK$7,287 million. The Sale and Purchase Agreement became unconditional on May 10, 2004 and DFG was renamed as Pacific Century Premium Developments Limited.

ii. On April 22, 2004, the Company announced the intention to effect a capital reduction by eliminating the entire sum standing to the credit of the Company’s share premium account. Such credit will be applied in writing off the accumulated losses of the Company, while the remaining balance of the credit will be transferred to a special capital reserve to be created by the Company. The capital reduction does not involve any reduction in the authorized or issued share capital of the Company nor does it involve any reduction in the nominal value of the ordinary shares of the Company. The proposal for capital reduction was approved by shareholders at an extraordinary general meeting of the Company held on May 19, 2004 but it remains conditional on the confirmation of the High Court of Hong Kong and certain registration requirements.

iii. On April 30, 2004, Asian Motion Limited, a wholly-owned subsidiary of the Company, has entered into a placing agreement with Citigroup Global Markets Hong Kong Futures and Securities Limited (the “Placing Agent”), pursuant to which the Placing Agent has agreed to procure placees on an underwritten basis for 237 million DFG shares, at HK$2.65 per DFG share. The Group’s profits (before accounting for expenses) from the share placing are expected to be approximately HK$309 million. It is the intention of Asian Motion Limited to use the net proceeds for its general working capital purposes.

46 OTHER ADDITIONAL UNAUDITED DISCLOSURES (continued)

a. Post balance sheet events (continued)

iv. On May 17, 2004, HKTC prepaid a total of HK$600 million drawn down on February 17, 2004 under the five-year HK$6,000 million revolving loan facility as set out in note 41(b).

v. On May 18, 2004, the Company announced that it was involved in confidential discussions with China Network Communications Group Corporation (“CNC”), one of the largest fixed line telecommunications operators in the PRC, relating to strategic and business cooperation opportunities. Those opportunities include joint ventures relating to certain of the Company where CNC may acquire an equity interest in HKTC. The discussions are continuing but no letter of intent or definitive agreement has been signed yet and there can be no assurance that any letter of intent or agreement will be signed.

vi. On June 17, 2004, the Company and Telstra agreed to purchase from the syndicate of banks the entire outstanding portion of US$1,200 million of the debt under REACH's amended US$1,500 million syndicated term loan facility for approximately US$311 million. The Company’s share of the purchased loan was 50%, or approximately US$155.45 million (approximately HK$1,213 million). The purchase was completed on June 18, 2004. Also, on June 17, 2004, the Company and Telstra agreed to provide REACH with a working capital facility with each of the Company and Telstra contributing up to US$25 million (approximately HK$195 million) to this facility.

b. New HK GAAP accounting standards

i. In March 2004, the HKSA issued the following Hong Kong Accounting Standards (“HKASs”) and HKAS Interpretation (“HKAS-Int”) that were converged with equivalent International Accounting Standards (“IASs”) and SIC Interpretations issued by the International Accounting Standards Board (“IASB”), most of which were revised recently as a result of the IASB’s “Improvements” Project:

  HKAS 1 “Presentation of Financial Statements”
  HKAS 2 “Inventories”
  HKAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”
  HKAS 10 “Events after the Balance Sheet Date”
  HKAS 16 “Property, Plant and Equipment”
  HKAS 21 “The Effects of Changes in Foreign Exchange Rates”
  HKAS 27 “Consolidated and Separate Financial Statements”
  HKAS 28 “Investments in Associates”
  HKAS 29 “Financial Reporting in Hyperinflationary Economies”
  HKAS 33 “Earnings Per Share”
  HKAS-Int-12 “Consolidation – Special Purposes Entities”

The above HKASs and HKAS-Int will become effective for accounting periods beginning on or after January 1, 2005 and are required to be adopted by the Group for the year ending December 31, 2005. As a consequence, the following SSAPs and Interpretations of the HKSA will be superseded at that time:

  SSAP 1 “Presentation of Financial Statements (revised 2001)”
  SSAP 2 “Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies (revised 2001)”
  SSAP 5 “Earnings Per Share (revised 1998)”
  SSAP 9 “Events after the Balance Sheet Date (revised 2001)”
  SSAP 10 “Accounting for Investments in Associates (revised 2001)”
  SSAP 11 “Foreign Currency Translation (revised 2001)”
  SSAP 17 “Property, Plant and Equipment (revised 2001)”
  SSAP 22 “Inventories (revised 2001)”
  SSAP 32 “Consolidated Financial Statements and Accounting for Investments in Subsidiaries (revised 2001)”
  Interpretation 1 “Costs of Modifying Existing Software”
  Interpretation 5 “Property, Plant and Equipment – Compensation for the Impairment or Loss of Items”
  Interpretation 8 “Presentation of Financial Statements – Current Assets: Classification of Restricted and Appropriated Cash Balance”
  Interpretation 10 “Earnings per Share – Financial Instruments and Other Contracts that may be Settled in Shares”
  Interpretation 18 “Consolidated and Equity Method – Potential Voting Rights and Allocation of Ownership Interests”

Given the HKSA’s policy to converge Hong Kong accounting standards with the IASB’s financial reporting standards, the HKASs were issued to adopt the changes made as a result of the IASB improvements project as well as to eliminate, to the greatest extent possible, all differences that previously existed between Hong Kong accounting standards and the equivalent IASs. The Group is currently assessing the potential impact on the adoption of the above HKASs and HKAS-Int on January 1, 2005 may have on PCCW’s financial statements presented in accordance with HK GAAP.

46 OTHER ADDITIONAL UNAUDITED DISCLOSURES (continued)

b. New HK GAAP accounting standards (continued)

ii. In April 2004, the HKSA issued HKFRS 2 “Share-based Payment” (“HKFRS 2”). This HKFRS will become effective for accounting periods beginning on or after January 1, 2005 and is therefore required to be adopted by the Group for the year ending December 31, 2005.

HKFRS 2 prescribes the recognition principles and fair value measurement basis for all share-based payment transactions, including (i) equity-settled share-based payment transactions, (ii) cash-settled share-based payment transactions; and (iii) transactions with a choice of whether they are settled in cash or by issuing equity instruments. It requires companies to reflect in their profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. HKFRS 2 applies to grants of shares, share options or other equity instruments that were granted after November 7, 2002 and had not yet vested as at January 1, 2005, and it applies retrospectively to liabilities arising from share-based payment transactions existing as at January 1, 2005. The Group is currently assessing the potential impact on the adoption of HKFRS 2 may have on PCCW’s financial statements presented in accordance with HK GAAP.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of Reach Ltd.:

We have audited the accompanying consolidated balance sheet of Reach Ltd. and its subsidiaries (the "Company") as of 31 December 2003 and 2002 and the related consolidated statements of operations, shareholders' equity and comprehensive income/loss and cash flows for the year ended 31 December 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2003 and 2002, and the results of its operations and its cash flows for the year ended 31 December 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had net losses and net operating cash outflows and, as of 31 December 2003, had negative working capital. These factors, among others, raise substantial doubt about its ability to continue as a going concern. The arrangements entered into by management concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As described in Note 3 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, effective 1 January 2002.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
4 May 2004, except for Note 25, as to which the date is 24 June 2004

REACH LTD.

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

	31.12.2003	31.12.2002

ASSETS
Current assets:
Cash and cash equivalents	$95,129	$177,072
Restricted cash (note 4)	10,827	10,815
Accounts receivable, less allowance of $26,018 and $29,910 as of
31 December 2003 and 2002, respectively	108,498	117,260
Amounts due from shareholders (note 19)	45,369	150,962
Prepaid expenses and other current assets (note 5)	40,977	36,397

Total current assets	300,800	492,506

Property, plant and equipment, net (note 7)	395,786	1,295,144
Goodwill, net (note 8)	-	1,777,635
Other intangible assets, net (note 9)	-	23,266
Restricted cash (note 4)	50,000	-
Assets held for sale (note 6)	-	18,020
Debt issuance costs	9,553	11,794
Other assets (note 10)	11,030	24,541
Deferred tax assets (note 17)	12,748	-

TOTAL ASSETS	$779,917	$3,642,906

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$261,004	$244,958
Accruals and other payables	119,521	160,358
Level 3 acquisition accruals - current portion (note 1)	11,036	12,730
Capital lease obligations - current portion (note 11)	39,087	44,094
Other unsecured loan - current portion (note 12)	1,109	-
Deferred revenue - current portion	14,446	13,584
Interest payable	7,471	13,498
Income taxes payable	14,454	17,626

Total current liabilities	468,128	506,848

Long-term liabilities:
Bank loan (note 13)	1,200,000	1,500,000
Level 3 acquisition accruals (note 1)	46,488	61,898
Capital lease obligations (note 11)	70,237	95,366
Other unsecured loan (note 12)	1,921	-
Provision for non-recoverable capital commitments (note 18(a))	79,886	-
Capacity purchase prepayments from shareholders (note 14)	293,414	-
Deferred revenue	79,768	76,238
Other liabilities (note 15)	19,191	32,653
Deferred income taxes (note 17)	-	53,551

Total long-term liabilities	1,790,905	1,819,706

Minority interests	20,212	20,437

Contingencies (note 18)	-	-

Shareholders' (deficit) equity:
Common shares ($1 par value - 7,000,000,000 shares authorized;
5,000,000,000 shares issued and outstanding)	5,000,000	5,000,000
Deficit incurred upon combination (note 1)	(3,865,187)	(3,865,187)
(Accumulated losses) Retained earnings	(2,634,868)	194,314
Accumulated other comprehensive income (loss)	727	(33,212)

Total shareholders' (deficit) equity	(1,499,328)	1,295,915

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT / EQUITY	$779,917	$3,642,906

See notes to consolidated financial statements.

REACH LTD.

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars)

	2003	2002

Revenue	$901,960	$1,263,339

Operating expenses:
Direct cost of sales	626,191	631,708
Depreciation and amortization	203,444	160,669
Selling, general and administrative	184,976	208,408
Loss on disposal of leased assets	10,402	-
Impairment write down on goodwill and long-lived
assets and provision for non-recoverable capital
commitments (note 16)	2,664,841	-
Reorganization and other costs	13,605	5,000

Total operating expenses	3,703,459	1,005,785

Operating (loss) income	(2,801,499)	257,554
Interest expense	(83,843)	(75,773)
Interest income	2,536	3,401

(Loss) income before income taxes and minority interests	(2,882,806)	185,182
Income tax credit (expense) (note 17)	53,399	(38,948)

(Loss) income before minority interests	(2,829,407)	146,234
Minority interests	225	292

Net (loss) income	$(2,829,182)	$146,526

See notes to consolidated financial statements.

REACH LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share data)

			Deficit incurred upon combination	Retained earnings / (Accumulated losses)	Accumulated other comprehensive (loss)/income	Total shareholders' (deficit) / equity	Total comprehensive income / (loss)
	Common shares

	Shares	Amount

Balance at 31 December 2001	5,000,000,000	$5,000,000	$(3,865,187)	$47,788	$(6,919)	$1,175,682

Net income	-	-	-	146,526	-	146,526	$146,526
Foreign currency translation
adjustment	-	-	-	-	5,505	5,505	5,505
Change in fair value of
derivative instruments
- interest rate swap contracts	-	-	-	-	(32,653)	(32,653)	(32,653)
- forward exchange contracts	-	-	-	-	855	855	855

Total comprehensive income							$120,233

Balance at 31 December 2002	5,000,000,000	$5,000,000	$(3,865,187)	$194,314	$(33,212)	$1,295,915

Net loss	-	-	-	(2,829,182)	-	(2,829,182)	$(2,829,182)
Foreign currency translation
adjustment	-	-	-	-	20,961	20,961	20,961
Change in fair value of
derivative instruments
- interest rate swap contracts	-	-	-	-	13,462	13,462	13,462
- forward exchange contracts	-	-	-	-	(484)	(484)	(484)

Total comprehensive loss							$(2,795,243)

Balance at 31 December 2003	5,000,000,000	$5,000,000	$(3,865,187)	$(2,634,868)	$727	$(1,499,328)

See notes to consolidated financial statements.

REACH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars)

	2003	2002

Cash flows from operating activities:
Net (loss) income	$(2,829,182)	$146,526
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	203,444	160,669
Amortization of debt issuance costs	2,241	4,262
Minority interests	(225)	(292)
Deferred income taxes	(66,299)	(8,456)
Loss on disposal of leased assets	10,402	-
Loss on disposal of property, plant and equipment	409	-
Impairment write down on goodwill and long-lived assets and
provision for non-recoverable capital commitments	2,664,841	-
Accrued time value on capacity purchase prepayments from shareholders	7,414	-
Changes in operating assets and liabilities:
Accounts receivable	3,861	95,903
Amounts due from shareholders	105,593	(65,874)
Prepaid expenses and other current assets	2,425	(62,752)
Accounts payable	23,084	(41,189)
Accruals and other payables	(45,519)	28,567
Level 3 acquisition accruals	(17,104)	(15,964)
Interest payable	473	7,830
Deferred revenue	4,392	10,453
Income taxes payable	(3,172)	(1,828)

Net cash provided by operating activities	67,078	257,855

Cash flows from investing activities:
Purchase of property, plant and equipment	(58,941)	(171,809)
Proceeds from disposal of property, plant and equipment	576	-
Net cash received from The Level 3 Acquisition (note 1)	-	50,178
(Increase) decrease in restricted cash	(12)	5,748

Net cash used in investing activities	(58,377)	(115,883)

Cash flows from financing activities:
Capacity purchase prepayments from shareholders	286,000	-
Repayment of bank borrowings	(300,000)	-
Deposit pledged to a bank for loan facility	(50,000)	-
Capital lease payments	(29,674)	(79,620)
Proceeds from other unsecured loan	3,030	-

Net cash used in financing activities	(90,644)	(79,620)

Net (decrease) increase in cash and cash equivalents	(81,943)	62,352
Cash and cash equivalents at beginning of the year	177,072	114,720

Cash and cash equivalents at end of the year	$95,129	177,072

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	$74,547	67,217

Income taxes paid	$15,668	49,232

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

1.  ORGANIZATION AND NATURE OF OPERATIONS

Reach Ltd is a private limited company incorporated in Bermuda. The principal activities of Reach Ltd and its subsidiaries (collectively the “Company”) include the provision of global wholesale communications. The Company were established by PCCW Limited (“PCCW”) and Telstra Corporation Limited (“Telstra”) as described below.

The PCCW and Telstra Contributions

Pursuant to the Transfer Agreements entered into between the Company and PCCW and Telstra on 13 October 2000, the global wholesale communication businesses and assets previously operated and owned by PCCW and Telstra (the "PCCW and Telstra Contributions") were contributed into the Company. In return the Company issued 2,500,000,000 common shares to each of PCCW and Telstra and paid cash of $1,125,000 and $375,000 to PCCW and Telstra, respectively. In addition, in accordance with the Transfer Agreements, the Company paid $25,000 to Telstra for certain costs incurred associated with the contribution of the businesses and assets made by Telstra to the Company.

Pursuant to Accounting Principles Board (“APB”) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" and following the SEC Observer comments related to Financial Accounting Standard Board’s Emerging Issues Task Force (“EITF”) Issue 98-4, "Accounting by a Joint Venture for Businesses Received at Its Formation", the Company accounted for the PCCW and Telstra Contributions using joint venture accounting. The businesses and assets contributed by PCCW and Telstra were recorded by the Company, upon the completion of the contributions, at the carrying values of these businesses and assets previously recorded in the respective books of PCCW and Telstra prior to the completion of contributions. The difference between the total value of the shares issued and cash consideration paid by the Company and the aggregate carrying values of the businesses and assets contributed by PCCW and Telstra of $3,865,187 was recorded as a deficit incurred upon combination as a component of the shareholders' equity. The operations of the assets and businesses contributed were recorded in the accompanying consolidated financial statements from the date of combination.

The Company is jointly and equally owned by PCCW and Telstra. Neither shareholder can control the Board of Directors nor dominate decision making over the financial and operating policies of the Company.

The Level 3 Acquisition

Effective 30 November 2001 ("Acquisition Date"), the Company acquired the North Asian and Trans-Pacific Cable operations from the Level 3 Companies (the "Level 3 acquisition") a telecommunication carrier. The Company assumed certain liabilities of $ 90,592 on behalf of Level 3 (“Level 3 acquisition accruals”), which included an accrual for long-term operating lease contracts entered into by Level 3, future committed guarantee payments to two joint venture partners in Korea and Taiwan and future restoration costs expected to be incurred on certain leased spaces, in exchange for the net assets of Level 3. In addition, Level 3 committed to pay cash consideration of $50,178 to the Company as partial settlement of these assumed liabilities. The Company received the cash consideration in the year ended 31 December 2002.

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS - continued

The Level 3 Acquisition - continued

The transaction has been accounted for as a purchase and, accordingly, the results of operations of Level 3 are included in the accompanying financial statements from the Acquisition Date. Assets and liabilities acquired were recorded at their fair market values at the date of acquisition.

As required under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, net assets and consideration received in excess of purchase price totalling $382,302 was allocated to property, plant and equipment. The fair value of the assets and liabilities acquired by the Company was based on management's best estimates of after-tax net cash flows.

The outstanding balance of the Level 3 acquisition accrual was $57,524 and $74,628 at 31 December 2003 and 2002, respectively.

Organizational Structure

A summary of the principal subsidiaries is as follows:

Principal subsidiaries	Place of incorporation	Principal activity	Percentage of ownership as at 31 December 2003

Reach Global Services Ltd.	Hong Kong	Provision of connectivity services	100%
Reach Networks Hong Kong Ltd.	Hong Kong	Provision of connectivity services	100%
Reach Global Networks Ltd.	Bermuda	Asset ownership and provision of
		intra-group management services	100%
Reach Finance Ltd.	Hong Kong	Financing vehicle	100%
Reach Services Australia Pty Ltd.	Australia	Provision of intra-group
		management services	100%
Reach Cable Networks Ltd.	Hong Kong	Provision of connectivity services	100%

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

2.  BASIS OF PRESENTATION

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the year ended 31 December 2003, the Company incurred a net loss of $2,829,182 and, as of that date, the Company’s current liabilities exceeded its current assets by $167,328. These factors among others indicate uncertainty regarding the Company’s ability to continue as a going concern for a reasonable period of time.

The Company, the syndicate of banks who are parties to the Syndicated Term Loan Facility Agreement dated 12 January 2001 as amended and restated by the Amendment and Restatement Agreement dated 15 April 2003, and the Company’s shareholders have had various discussions and will hold a formal meeting on 6 May 2004 regarding the banking facility currently available to the Company. The timeframe for the resolution of these discussions is uncertain at this time. If the Company is unable to obtain any additional financing, or refinancing, or otherwise restructure its financing arrangements, as may be required, the Company’s ability to continue as a going concern is uncertain.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms and covenants of its financing agreements and to obtain additional financing, or refinancing, or otherwise restructure its financing arrangements, as may be required. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining any additional financing, or refinancing or otherwise restructure its financing arrangements, as may be required, on terms acceptable to the Company.

Subsequent to the balance sheet date, on 17 June 2004, the shareholders agreed certain refinancing arrangements with the syndicate of banks and the Company. Details of the arrangements have been set out in note 25 to the financial statements.

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

3.  SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S.GAAP").

Principle of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation.

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

Foreign currency

The Company has chosen the United States dollar as its reporting currency. For subsidiaries that prepare their financial statements in currencies other than the United States dollar, assets and liabilities are translated at the exchange rate at the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated at the weighted average rates of exchange prevailing during the period. Translation adjustments resulting from this process are recorded in accumulated other comprehensive income or loss within shareholders' equity.

For those foreign entities that maintain their accounting records in a currency other than their functional currency, such accounts are remeasured into the entity's functional currency prior to translation to the United States dollar. Monetary assets and liabilities are remeasured using the exchange rates at the balance sheet date, nonmonetary assets and liabilities and equity accounts are remeasured using historical exchange rates, and revenues, expenses, gains and losses are remeasured using weighted average exchange rates for the period. The resulting remeasurement gains and losses are included in the statement of operations.

Transactions in foreign currencies during the period are translated at the rates ruling on the dates of transactions. All foreign exchange losses of $1,371 and gains of $956 in 2003 and 2002, respectively, are included in the statement of operations.

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

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

Indefeasible right-of-use investments ("IRUs") acquired, which are treated as capital leases, are capitalized as property, plant and equipment and amortized over their estimated useful lives, not to exceed 15 years even in those cases where the right of use has been acquired for a longer period of time because management believes that, due to anticipated advances in technology, the Company's IRUs are not likely to be productive assets beyond 15 years.

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

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

3. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Capitalization of interest

The Company capitalized interest costs based upon the cost of capital projects in progress during the year. Capitalized interest of $866 and $3,536 in 2003 and 2002, respectively has been added to the cost of the underlying assets during the year and is amortized over the respective useful lives of the assets, amortization expense relating to capitalized interest for the year was $787 and $676 for 2003 and 2002, respectively.

Goodwill

Effective 1 January 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", which establishes new standards for goodwill acquired in a business combination and other intangible assets, eliminates amortization of existing goodwill and other indefinite – life intangible assets, and requires annual evaluation of goodwill and other indefinite – life intangible assets for impairment. In addition, amounts relating to acquired workforce were no longer considered a separate intangible asset. The Company no longer amortizes goodwill, which includes acquired workforce.

As required by SFAS No. 142, goodwill and other indefinite – life intangible asset balances are tested for impairment annually during the fourth quarter in conjunction with the budgeting process. Fair value was determined using a discounted cash flow methodology in 2002 and no impairment was identified. Under the impairment review at the end of 2003 using the same discounted cash flow methodology, a full impairment write down on the carrying value of the goodwill is deemed to be required. As such an impairment write down on the goodwill of $1,777,635 has been made and included in the current year’s statement of operations.

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

Under the impairment review at the end of 2003, it was noted that the carrying amount of the long-lived assets may not be recoverable. As a result, impairment write downs of $20,206 and $787,114 have been made against other intangible assets and property, plant and equipment, respectively and which have been included in the current year’s statement of operations.

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

3. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the statement of operations as it excludes items of income or expense that are taxable or deductible in other years, and it further excludes items that are never taxable or deductible.

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

Revenue recognition

The Company records revenue for voice and data services at the time of customer usage after deducting sales allowances, duties and taxes. Revenue received in advance is recorded as deferred revenue until the services are rendered.

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

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

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

Debt issuance costs

Costs incurred in connection with issuing debt securities or other borrowings are deferred and amortized to interest expense over the term of the related debt. The accumulated amortization of debt issuance costs was $10,123 and $7,882 in 2003 and 2002, respectively. Accordingly, amortization expense in 2003 and 2002 was $2,241 and $4,262, respectively.

Comprehensive income

SFAS No. 130, "Reporting Comprehensive Income", requires that an enterprise report by major components and as a single total the change in net assets from non-owner sources statement of comprehensive income (loss). For 2003 and 2002, comprehensive income has been included within the consolidated statement of shareholders' equity.

Stock-based compensation

The Company accounts for the stock options granted to employees using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

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

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

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

The Group accounts for its derivative financial instruments in accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. In April 2003, the Financial Accounting Standard Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” the provisions of which have been adopted. Under SFAS No. 133, as amended, all derivatives are recognized at fair value as either assets or liabilities in the balance sheet. Changes in the fair values of derivative instruments not used as hedges are recognized in earnings immediately. Changes in the fair values of derivative instruments used effectively as hedges are recognized either in earnings for hedges of changes in fair value or in other comprehensive income (loss) for hedges of changes in cash flows. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Recently Issued Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. The Statement requires that certain financial instruments that, under previous guidance, could be accounted for as equity be classified as liabilities, or assets in some circumstances. This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. The Company believes the adoption of SFAS No.150 will not have a material impact on its results of operation or financial position.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities - An Interpretation of Accounting Research Bulletin No. 51”. FIN No. 46 requires a primary beneficiary to consolidate a variable interest entity, or VIE, if it has a VIE that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. FIN No. 46 is effective for the Company for the year ending 31 December 2004. The Company does not expect that the adoption of this interpretation, and related amendments, will have a significant impact on our financial position and results of operations.

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

3. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Recently Issued Accounting Pronouncements - continued

In November 2002, the FASB issued FASB Interpretation, or FIN, No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognising a liability at inception of the guarantee for the fair value of the guarantor’s obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after 31 December 2002. We believe the adoption of recognition and initial measurement requirements of FIN No. 45 does not have a material effect on our financial condition and results of operations.

In November 2002, the FASB Emerging Issues Task Force, or EITF, reached a consensus on EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables”, related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria, they should be individually accounted for as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items, a residual method must then be used. This method requires the full fair value amount to be allocated to the undelivered items. This would result in a discount, if any, being allocated to the delivered items. This consensus is effective for bundled sales arrangements entered into in fiscal periods beginning after 15 June 2003. We do not believe that the consensus will have a significant impact on our results of operations, financial position and cash flows.

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

4.  RESTRICTED CASH

At the balance sheet date, the Company has placed certain deposits with banks as a pledge for the following purposes:

	31.12.2003	31.12.2002

In respect of the syndicated bank loan facility	$50,000	$-
In respect of certain obligations under the
terms of the shareholders’ agreement
for the Korean investments	10,000	10,000
In respect of other operational requirements	827	815

Total restricted cash	$60,827	$10,815
Current portion	(10,827)	(10,815)

Non-current portion	$50,000	$-

5.  PREPAID EXPENSES AND OTHER CURRENT ASSETS

	31.12.2003	31.12.2002

Prepaid expenses	$22,785	$11,458
Deposits	2,156	4,035
Other receivables	15,666	20,049
Derivative instruments – forward exchange contracts	370	855

	$40,977	$36,397

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

6.  ASSETS HELD FOR SALE

During 2002, the Company decided to sell certain assets relating to its cable network business and intended to sell them within a year of making the decision to sell these assets. Accordingly, the Company reclassified the $18,020 carrying value of these assets as assets held for sale.

In 2003, as no sale of these assets was executed, the assets held for sale were reclassified back to property, plant and equipment. Depreciation of $1,862, which included $587 for depreciation not charged in 2002 while the assets were classified as assets held for sale, was charged to the current operating loss as a result of this reclassification.

7.  PROPERTY, PLANT AND EQUIPMENT

	31.12.2003	31.12.2002

Property, plant and equipment consist of the following:

Leasehold land and buildings	$58,198	$81,372
Exchange equipment	108,470	92,929
Transmission plant and equipment	1,319,500	1,196,190
Other plant, equipment and leasehold improvements	138,676	118,740
Projects under construction	53,435	89,488

Total	1,678,279	1,578,719
Less: Accumulated depreciation and amortization	(495,379)	(283,575)
Less: Impairment write down	(787,114)	-

Property, plant and equipment, net	$395,786	$1,295,144

Depreciation expense charged to operating income for the year was $200,384 (2002: $157,619).

Under the impairment review at the end of 2003, it is noted that the carrying amounts of the property, plant and equipment may not be recoverable. As a result, an impairment write down of $787,114 has been made at 31 December 2003 against their carrying amounts.

Property, plant and equipment includes equipment leased under capital leases with a cost of $269,327 and $264,225 and accumulated depreciation and impairment write down of $230,024 and $56,551 at 31 December 2003 and 2002, respectively.

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

8.  GOODWILL, NET

	31.12.2003	31.12.2002

Goodwill	$1,866,068	$1,866,068
Less: Accumulated amortization	(88,433)	(88,433)
Less: Impairment write down	(1,777,635)	-

Goodwill, net	$-	$1,777,635

Under the impairment review at the year end of 2003, it is considered that the goodwill may not be recoverable. As a result, a full impairment write down of $1,777,635 has been made as at 31 December 2003.

9.  OTHER INTANGIBLE ASSETS, NET

	31.12.2003	31.12.2002

Trademarks	$29,103	$29,103
Less: Accumulated amortization	(8,897)	(5,837)
Less: Impairment write down	(20,206)	-

Trademarks, net	$-	$23,266

Amortization expense charged to the statement of operations for the year was $3,060 (2002: $3,050).

Under the impairment review at the end of 2003, it is considered that the above intangible assets may not be recoverable. As a result, a full impairment write down of $20,206 has been made as at 31 December 2003 against their carrying value.

10. OTHER ASSETS

	31.12.2003	31.12.2002

Prepayments	$11,030	$23,750
Other deposits	-	791

	$11,030	$24,541

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

11. LEASING ARRANGEMENTS

Capital leases

The Company leases certain transmission plant and equipment under capital leases. The capital lease obligations outstanding as of 31 December 2003 related to the financing of certain transmission plant and equipment and amounted to $109,324 (2002: $139,460). Future minimum lease payments under capital lease obligations are as follows:

31.12.2003

Period ended 31 December:
2004	$49,012
2005	21,348
2006	9,802
2007	9,779
2008	9,765
Thereafter	66,291

Total minimum lease payments	165,997
Less: amounts representing interest	(56,673)

Present value of minimum lease payments	109,324
Current portion	(39,087)

Long-term portion	$70,237

Operating leases as lessor

The Company leases certain building facilities to outside parties which are accounted for as operating leases. Rental income under these types of agreements were $1,598 and $3,442 in 2003 and 2002, respectively. Future minimum lease receipts under non-cancellable operating leases agreements are as follows:

31.12.2003

Period ended 31 December:
2004	$1,193
2005	1,114
2006	46

Total rental income	$2,353

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

11. LEASING ARRANGEMENTS - continued

Operating leases as lessee

The Company leases certain offices and equipment under operating leases. Rental expenses under operating leases for 2003 and 2002 were $28,523 and $12,250, respectively.

Future minimum lease payments under non-cancellable operating lease agreements not recorded in the financial statements were as follows:

31.12.2003

Period ended 31 December:
2004	$24,999
2005	18,470
2006	13,670
2007	13,064
2008	12,298
Thereafter	33,011

Total	115,512

12. OTHER UNSECURED LOAN

The other loan is unsecured, bears interest at a rate of 6.9% per annum and is repayable by monthly instalments in the following years:

	31.12.2003	31.12.2002

Period ended 31 December:
2004	$1,109	$-
2005	1,189	-
2006	732	-

	$3,030	$-
Current portion	(1,109)	-

Long-term portion	$1,921	-

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

13. BANK LOAN

At the beginning of the year, the bank loan amounted to US$1,500,000 which represented a syndicated term loan facility bearing interest at LIBOR plus applicable margin as defined in the Syndicated Term Loan Facility Agreement dated 12 January 2001 ("Original Facility Agreement"). The loan was unsecured and was repayable in three instalments.

The Original Facility Agreement contained restrictive covenants. The covenants related to interest and debt coverage as defined in the Original Facility Agreement.

During the year, the Company and the syndicate banks initiated a discussion on the possible amendment and restatement of the Original Facility Agreement ("Loan Amendment and Restatement").

On 15 April 2003, Reach Ltd, Reach Finance Limited and the banks signed the Amendment and Restatement Agreement. Under the terms of the Amendment and Restatement Agreement, the Original Facility Agreement was amended and restated ("Amended and Restated Facility Agreement") as at the Date of Amendment (as defined in the Amendment and Restatement Agreement being the day on which the conditions precedent to that Agreement were satisfied or waived) which occurred on 25 April 2003. On this date the Company made a partial repayment of the loan in the amount of $300,000. The remaining balance of $1,200,000 is repayable on 31 December 2010 (subject to the cash sweep provisions contained in the Amended and Restated Facility Agreement that requires the Company to repay certain amount of the loan balance and utilize certain amount of capacity purchase prepayments from shareholders when there is Cash Surplus as defined in the Amended and Restated Facility Agreement). The amended term loan facility is secured by floating charges over certain of the Company's assets and bears interest at a rate of LIBOR plus 2.5% per annum. The interest rate will increase to LIBOR plus 3.5% per annum effective from 1 January 2008 if the outstanding loan balance is not reduced to $900,000 or less by that date. There are no financial ratio covenant provisions in the Amended and Restated Facility Agreement.

The terms of the Amendment and Restatement Agreement are not considered to be substantially different from the Original Facility Agreement and consequently the Amended and Restated Facility Agreement is considered an extension of the original loan. The Company continues to defer and amortize the carrying value of the deferred financing costs related to the Original Facility Agreement over the revised term of the Amended and Restated Facility Agreement. The Company recorded an additional $1,458 of costs with third parties other than the syndicate banks related to the Loan Amendment and Restatement during the period. These costs were expensed and included in the accompanying consolidated statement of operations as reorganization costs. Interest expense incurred on this bank loan for the year was $42,468 (2002: $45,158). The weighted average interest rate of the bank loan for the year was approximately 3.2% (2002: 3.0%) per annum.

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

14. CAPACITY PURCHASE PREPAYMENTS FROM SHAREHOLDERS

	2003	2002

Amount prepaid by shareholders	$286,000	$-
Time value accrued on the unutilized balance	7,414	-

Balance at the balance sheet date	$293,414	$-

In relation to the Amended and Restated Facility Agreement, the Company signed a Capacity Prepayment Agreement (“CP Agreement”) with its two shareholders on 15 April 2003, pursuant to which the two shareholders have made prepayments to the Company totalling $286,000 (“Prepayment”) for their future capacity purchases. The utilization of the Prepayment is subject to the cash sweep provisions in the Amended and Restated Facility Agreement. The unutilized balance of the Prepayment will increase based on a formula as set out in the CP Agreement which is calculated with reference to LIBOR plus 2.5%. During the year, the time value accrued on the Prepayment was $7,414 which has been included in interest expense.

15. OTHER LIABILITIES

The Company has entered into certain interest rate swap contracts to effectively convert the interest rate on a portion of the bank loan with principal amounts of $675,000 from variable rates to fixed rates. These instruments are considered as effectively hedging against the changes in cash flows of interest payments under the bank loan. The unrealized losses in the fair value of the interest rate swap contracts of $19,191 and $32,653 were recorded as an element of comprehensive income (loss) in the consolidated statements of shareholders’ equity and the other liabilities in the balance sheet as at 31 December 2003 and 31 December 2002, respectively.

16. IMPAIRMENT WRITE DOWN ON GOODWILL AND LONG-LIVED ASSETS AND PROVISION FOR NON-RECOVERABLE CAPITAL COMMITMENTS

	2003	2002

Impairment write down on goodwill	$1,777,635	$-
Impairment write down on intangible assets	20,206	-
Impairment write down on property, plant and equipment	787,114	-
Provision for non-recoverable committed capital contracts	79,886	-

	$2,664,841	$-

The Company’s goodwill and long-lived assets were tested for impairment at the balance sheet dates. Due to the increased competition in the global wholesale communications industry, prices for services have been declining at a significant rate for a number of years. When the impairment testing was performed in 2002, it was anticipated that the rate of decline would slow down in 2003 and that prices would increase gradually in subsequent years, therefore no impairment write down was considered necessary in 2002. However, prices continued to fall throughout 2003. As a result the Company revised its long term forecast for operating profits and cash flow downwards. Based on this, impairment write downs on goodwill, intangible assets and property, plant and equipment were made at $1,777,635, $20,206 and $787,114, respectively in 2003.

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

17. INCOME TAXES

Reach Ltd is an exempted company incorporated in Bermuda with limited liability. As such, it is exempt from any corporate income taxes. All income tax liabilities are derived from subsidiaries.

The Company operates globally and is subject to tax in various local jurisdictions. Based on the current business concentration, the Company's taxation exposures principally arise in Hong Kong and Australia whose statutory corporate income tax rates are 17.5% (2002: 16%) and 30% (2002: 30%), respectively.

The current and deferred components of the income taxes expense are as follows:

	2003	2002

Current	$12,900	$47,404
Deferred	(66,299)	(8,456)

Income tax (credit) expense	$(53,399)	$38,948

Significant components of the Company's deferred taxation are as follows:

	2003	2002

Deferred tax assets

Tax loss available	$104,430	$72,839
Excess of depreciation over tax allowance	37,681	173
Expenditures not currently deductible	4,455	3,833
Others	214	-

Gross deferred tax assets	146,780	76,845
Allowance made for tax benefit	(128,963)	(72,839)

Deferred tax assets	$17,817	$4,006

Deferred tax liabilities

Excess of tax allowances over depreciation	$1,916	$55,571
Prepaid expenses recognized as costs for tax purposes	2,453	927
Others	700	1,059

Deferred tax liabilities	$5,069	$57,557

Net deferred tax assets (liabilities)	$12,748	$(53,551)

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

17. INCOME TAXES - continued

Reconciliations of the applicable statutory rate to the effective tax rate are as follows:

Applicable statutory rate in Hong Kong	17.5%	16.0%
Effect on the change of statutory tax rate	(0.2%)	-%
Non-deductible impairment write down on goodwill
and long-lived assets	(11.3%)	-%
Non-deductible loan interest paid	(0.2%)	4.9%
Tax losses not utilized	(1.7%)	4.5%
Difference on statutory rates of other tax jurisdictions	(2.1%)	(2.6%)
Other permanent differences	(0.1%)	(1.7%)

Effective tax rate	1.9%	21.1%

18. COMMITMENTS AND CONTINGENCIES

(a) Capital expenditure purchase commitments in respect of property, plant and equipment

Total capital expenditure purchase commitments contracted for at 31 December 2003 were $109,530, such amounts will be payable as follows:

Period ended 31 December:
2004	$39,174
2005	35,178
2006	35,178

Total	$109,530

Included in the above commitments are the capital commitments of $105,534 in relation to the purchase of certain cable capacities, of which $79,886 were assessed as non-recoverable in the future. Therefore a provision for non-recoverable capital commitments at the same amount has been made and which has been charged to the current year’s statement of operation. The capital expenditure purchase commitments not recorded in the financial statements were $29,644.

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

18. COMMITMENTS AND CONTINGENCIES - continued

(b) Contingency:

In August 2001, Webpages Directories Limited ("Webpages"), an independent third party, filed a claim of approximately $1,795 plus interest and legal fees against Reach Cable Networks Limited ("RCNL"), a wholly owned subsidiary of the Company, Globalnet Consulting Limited and Globalnet Telecommunications International Limited ("Globalnet") for losses as a result of disconnection of certain telecommunication services provided by Globalnet who had purchased the telecommunication services from RCNL and the unlawful custodian of some computer servers maintained by RCNL. As Globalnet was in the process of voluntary liquidation, RCNL disconnected all services rendered to Globalnet.

No provision has been made in the financial statements for this case as, in the event that the Company incurs any liability as a result of this claim, such liability would fall within the indemnity given by Level 3 Communications Inc in favour of the Company.

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

19. RELATED PARTY TRANSACTIONS

During 2003 and 2002, the Company conducted the following transactions with its shareholders:

	2003	2002

Capacity purchase prepayment made by
shareholders – see note 13	$286,000	$-

Revenue earned from shareholders in the normal
course of operations:
- International voice	$193,531	$277,079
- Data	90,011	324,115
- Other	9,191	6,206

	$292,733	$607,400

Cost of sales charged by shareholders to the Company:
- International voice	$52,163	$45,482
- Data	5,004	2,817
- Transmission cost	12,259	13,106

	$69,426	$61,405

Operating expenses charged by shareholders to the Company	$21,374	$24,515
Time value accrued on the capacity purchase prepayment
made by shareholders	$7,414	$-

The amounts due from shareholders of $45,369 and $150,962 in 2003 and 2002, respectively, are unsecured and non-interest bearing, of which $23,431 and $111,852, respectively, were trade related balances.

20. STOCK-BASED COMPENSATION

In 2001, the Company granted its employees certain share options of the Company. The exercise of the options is dependent on the success of an initial public offering ("IPO") of the Company in the future. The exercise price is set at a discount of 10% to 15% of the amount payable for a share of the Company on a successful IPO, subject to relevant Stock Exchange rules and the underwriters' requirements at the time of the IPO.

As at 31 December 2003, the total outstanding options granted by the Company to the employees of the Company and its subsidiaries was approximately 102,672,000. The options are exercisable not more than 10 years after the date of grant. As of the balance sheet date, successful completion of an IPO is not probable and it is not practical to estimate the exercise price of the share options and thus, no compensation expense relating to options granted has been recognized through 31 December 2003.

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except per share amounts)

21. CONCENTRATION OF CREDIT RISK

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

Trade receivables and amounts due from shareholders subject the Company to the potential for credit risk with its shareholders and customers in the global wholesale communication industry. Although this concentration could affect the Company's overall exposure to credit risk, management believes that the Company is exposed to minimal risk since the majority of its business is conducted with major companies within the industry. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivables.

22. SIGNIFICANT CUSTOMERS

The two significant customers in terms of revenue and accounts receivable are also the shareholders of the Company. These two customers accounted for 14.7% and 17.7% of the Company's revenue in 2003 and 15.7% and 32.2% of the Company's revenue in 2002, and they also accounted for 18.9% and 8.7% of the Company's accounts receivable in 2003 and 19.7% and 33.9% of the Company's accounts receivable in 2002.

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

23. STAFF RETIREMENT PLANS

The Company maintains defined benefit pension plans. The assets of the plans are held separately from those of the Company in funds under the control of independent trustees. The following tables summarize benefit costs, as well as the benefit obligations, plan assets, fund status and assumptions associated with the plans.

	2003	2002

Changes in benefit obligation
Projected benefit obligation at beginning of year	$59,711	$65,641
Adjustment to 2001 balance	-	7
Net service cost	1,527	2,678
Interest cost	2,786	4,513
Actual employee contributions	257	397
Actual benefit payments	(2,720)	(10,341)
Actuarial gain	(2,703)	(3,184)
Decrease due to FAS 88 events *	(24,717)	-

Benefit obligation at end of year	$34,141	$59,711

Changes in plan assets
Fair value of plan assets at beginning of year	$49,025	$60,404
Adjustment on the balance of 2001	-	(318)
Actual return on plan assets	8,598	(3,502)
Employer contribution	3,498	2,384
Employee contribution	257	398
Benefits paid	(2,720)	(10,341)
Decrease due to FAS 88 events *	(25,189)	-

Fair value at end of the year	$33,469	$49,025

Fund status	$(718)	$(10,684)
Unrecognized net actuarial loss	388	11,469
Unamortized prior service cost	-	-
Unamortized transition obligation	-	-

(Accrued) prepaid pension cost	$(330)	$785

*	The FAS 88 events refer to the events below which occurred during the year:
	i)	Certain members were made redundant or left service through the voluntary separation program.
	ii)	On 1 September 2003, all members of defined benefit schemes were transferred to the Company’s defined contribution schemes with their benefits in respect of service before that date remaining unchanged.

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

23. STAFF RETIREMENT PLANS - continued

	2003	2002

Weighted average actuarial assumptions:

Discount rate	5.25%	5.5%
Expected return on plan assets	5.75%	6.5%
Rate of compensation increase	0% - 3.5%	3.5%

The components of the net pension cost for 2003 and 2002 are as follows:

	2003	2002

Gross service cost	$1,784	$3,102
Expected employee contributions	(257)	(424)

Net service cost	1,527	2,678
Interest cost	2,786	4,513
Expected return on plan assets	(2,728)	(4,836)
Amortization of actuarial loss	265	382

	$1,850	$2,737

Major category allocation of plan assets is as follows:

	Actual allocation		Target allocation
	2003	2002

Equity securities	0%	68%	0%
Debt securities	0%	20%	0%
Cash	100%	12%	100%

	100%	100%	100%

The defined benefit schemes will be closed in August 2004. Under the current best estimate, no payment is expected to be made during 2004 for the employer’s contribution.

24. RECLASSIFICATION

Certain amounts previously reported in 2002 have been reclassified to conform to the 2003 presentation.

REACH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003 AND 2002

(in thousands of US dollars, except share and per share data)

25.

POST BALANCE SHEET EVENT

On 17 June 2004, PCCW and Telstra agreed to jointly buy the Company’s bank loan of $1,200,000 from the syndicate of banks for approximately $310,900 in aggregate in consideration for, inter alia, the complete release of all of the obligations of the Company, and certain related parties of the Company, to the syndicate of banks. The consideration has been paid in equal proportions by the shareholders of the Company.

Immediately upon the completion of the debt acquisition by the shareholders which took place on 18 June 2004, the bank loan of the Company became a shareholders loan (“Shareholders Loan”). The Shareholders Loan will be repayable on 31 December 2010. Interest on the loan may be suspended for up to six months from the completion date on the debt acquisition and no decision has been made between the shareholders and the Company as to the appropriate basis on which interest on the Shareholders Loan should be calculated following that six months period.

In addition, it is proposed that the shareholders will together provide jointly and equally a $50,000 revolving working capital loan facility (“Working Capital Loan”) to the Company for general working capital purposes. The Working Capital Loan will be repayable in full on 31 December 2007 and bears interest at a rate of LIBOR plus 2.5%.

The Company will provide security to secure the Shareholders Loan and the Working Capital Loan. Such security will be in the form of guarantees by the Company and charges over certain assets of the Company.

As a result of the refinancing arrangements set out above, the uncertainties surrounding the Company’s ability to continue as a going concern have been alleviated.

REACH LTD.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars)

2001

Revenue	$1,279,236

Operating expenses:
Direct cost of sales	685,076
Depreciation and amortization	218,503
Selling, general and administrative	182,410
Reorganization and start-up costs (note 3)	11,114
Impairment on certain assets of a subsidiary awaiting disposal	2,564

Total operating expenses	1,099,667

Operating income	179,569
Interest expense	(92,971)
Interest income	2,244

Income before income taxes and minority interests	88,842
Income taxes expense (note 4)	42,463

Income before minority interests	46,379
Minority interests	1,409

Net income	$47,788

See notes to unaudited consolidated financial statements.

REACH LTD.

UNAUDITED CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

ASSETS

Current assets:
Cash and cash equivalents	$114,720
Restricted cash (note 5)	16,563
Accounts receivable, less allowance of $26,304	213,163
Amounts due from shareholders (note 13)	68,536
Prepaid expenses and other current assets	46,976

TOTAL CURRENT ASSETS	459,958

Property, plant and equipment, net (note 6)	1,276,082
Goodwill (note 7)	1,771,310
Other intangible assets (note 8)	32,641
Debt issuance costs	16,056
Other assets (note 9)	17,085

TOTAL ASSETS	$3,573,132

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$286,147
Accruals and other payables	147,880
Capital lease obligations - current portion (note 10)	42,211
Interest payable	5,668
Deferred revenue - current portion	13,321
Income taxes payable	19,454

Total current liabilities	514,681

Long-term liabilities:
Bank loan (note 11)	1,500,000
Provision for unfavourable leases and commitments (note 1)	90,592
Capital lease obligations (note 10)	143,393
Deferred revenue	66,048
Deferred income taxes (note 4)	62,007

Total long-term liabilities	1,862,040

Minority interests	20,729

Commitments and contingencies (note 12)	-

Shareholders’ equity:
Common shares ($1 par value - 7,000,000,000 shares authorized;
5,000,000,000 shares issued and outstanding)	5,000,000
Deficit incurred upon combination (note 1)	(3,865,187)
Retained earnings	47,788
Accumulated other comprehensive loss	(6,919)

Total shareholders’ equity	1,175,682

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,573,132

See notes to unaudited consolidated financial statements.

REACH LTD.

UNAUDITED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share data)
					Accumulated other comprehensive loss	Total shareholders’ equity
	Common shares		Deficit incurred upon combination	Retained earnings

	Shares	Amount

Issue of shares on taking
businesses and assets from
shareholders	5,000,000,000	$5,000,000	$(3,865,187)	$-	$-	$1,134,813
Net income for the period	-	-	-	47,788	-	47,788
Foreign currency translation	-	-	-	-	(6,919)	(6,919)

Balance at 31 December 2001	5,000,000,000	$5,000,000	$(3,865,187)	$47,788	$(6,919)	$1,175,682

See notes to unaudited consolidated financial statements.

REACH LTD.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars)

Cash flows from operating activities:
Net income	$47,788

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	218,503
Amortization of debt issuance costs	3,620
Minority interests	(1,409)
Deferred income taxes	1,325
Loss on disposal of property, plant and equipment	17
Impairment on certain assets of a subsidiary awaiting disposal	2,564

Changes in operating assets and liabilities:
Accounts receivable	139,449
Amounts due from shareholders	(17,978)
Prepaid expenses and other current assets	(26,382)
Accounts payable	(180,496)
Accruals and other payables	39,065
Interest payable	5,668
Deferred revenue	(34,162)
Income taxes payable	18,433

Net cash provided by operating activities	216,005

Cash flows from investing activities:
Purchase of property, plant and equipment	(75,838)
Net cash paid as partial consideration to assume businesses
and assets from shareholders (note a)	(1,519,408)
Net cash received from The Level 3 Acquisition (note b)	36,123
Purchase of minority interests of a subsidiary	(2,426)
Capital lease payment	(25,081)
Decrease in other assets	3,821

Net cash used in investing activities	(1,582,809)

Cash flows from financing activities:
Proceeds from bank borrowings	1,650,000
Repayment of bank borrowings	(150,000)
Minority shareholders’ contribution	1,200
Debt issuance costs paid	(19,676)

Net cash provided by financing activities	1,481,524

Net increase in cash and cash equivalents	114,720

Cash and cash equivalents at beginning of the period	-

Cash and cash equivalents at end of the period	$114,720

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	$90,397
Income taxes paid	$22,705

REACH LTD.

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

The aggregate carrying value of net assets contributed by PCCW and Telstra:

Property, plant and equipment	$1,158,186
Goodwill	1,858,489
Other intangible assets	36,684
Other assets	18,785
Cash and cash equivalents	5,592
Accounts receivable	248,517
Amounts due from shareholders	50,558
Prepaid expenses and other current assets	36,140
Accounts payable	(281,025)
Accruals and other payables	(107,426)
Capital lease obligations	(210,685)
Deferred revenue	(89,212)
Income taxes payable	(1,021)
Deferred income taxes	(60,682)
Minority interests	(3,087)

$2,659,813
Deficit incurred upon combination (note 1)	3,865,187

$6,525,000

In exchange for:
Shares issued	$5,000,000
Cash and cash equivalents	1,525,000

$6,525,000

Cash paid	1,525,000
Cash at bank and in hand contributed by PCCW and Telstra	(5,592)

Net cash paid as partial consideration to the contributed businesses
and assets	1,519,408

REACH LTD.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars)

INVESTING AND FINANCING ACTIVITIES - continued

Note (b): The Level 3 Acquisition

Pursuant to the Sale and Purchase Agreements entered into between the Company and Level 3 Communications, Inc., Level 3 Asia Inc., Level 3 Communications, LLC and Level 3 International, Inc. (collectively “Level 3 Companies”) on 19 December 2001, the Company acquired certain assets and businesses from the Level 3 Companies.

The fair value of net assets of the Level 3 Companies acquired:

Property, plant and equipment	$439,881
Other assets	11,971
Cash and cash equivalents	36,123
Restricted cash	16,563
Accounts receivable and other current assets	38,947
Accounts payable, accruals and other payables	(91,430)
Provision for unfavourable leases and commitments	(90,592)
Deferred revenue	(5,757)
Minority interests	(20,000)

$335,706
Excess of fair value over cost of net assets acquired	(382,302)

$(46,596)

Satisfied by:
Receivable - net balance to be received upon completion	$(50,178)
Costs incurred for the transaction	3,582

$(46,596)

See notes to unaudited consolidated financial statements.

REACH LTD.

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

The current and deferred components of the income taxes expense are as follows:

Current income tax	$41,138
Deferred income tax	1,325

$42,463

Significant components of the Company’s deferred tax liabilities are as follows:

Excess of tax allowances over depreciation	$60,982
Prepaid expenses recognized as costs for tax purposes	2,225
Other timing differences, net	(1,200)

Deferred tax liabilities	$62,007

Reconciliations of the applicable statutory rate to the effective tax rate are as follows:

Applicable statutory rate	16%
Amortization of goodwill	16%
Non-deductible loan interest paid	14%
Difference on statutory rates of other tax jurisdictions	2%

Effective tax rate	48%

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

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

At cost
Leasehold land and buildings	$74,604
Exchange equipment	73,095
Transmission plant and equipment	972,369
Other plant, equipment and leasehold improvements	93,175

Total	1,213,243
Less: accumulated depreciation and amortization	(127,283)
Projects under construction	190,122

Property, plant and equipment, net	$1,276,082

Transmission plant and equipment of $210,685 and accumulated depreciation of $26,509 relate to assets held under capitalized leases.

7. GOODWILL

Goodwill	$1,858,489
Less: accumulated amortization	(87,179)

Net book value	$1,771,310

Amortization expense charged to operating income for the period was $87,179.

REACH LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

8. OTHER INTANGIBLE ASSETS

Trademark	$29,103
Assembled workforce	7,579

Total	36,682
Less: accumulated amortization	(4,041)

Net book value	$32,641

Amortization expense charged to operating income for the period was $4,041.

9. OTHER ASSETS

Prepayments	$16,097
Other deposits	988

$17,085

10. CAPITAL LEASE OBLIGATIONS

The capital lease obligations outstanding as of 31 December 2001 related to the financing of certain transmission plant and equipment and amounted to $185,604. Future minimum lease payments are as follows:

Year ended 31 December:
2002	$59,937
2003	52,742
2004	40,652
2005	15,211
2006	11,587
2007 and thereafter	97,992

278,121
Less: amounts representing interest	(92,517)

Present value of minimum lease payments	185,604
Less: amounts classified as current portion	(42,211)

Amounts classified as long term portion	$143,393

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

February 2004	$300,000
February 2006	825,000
February 2008	375,000

$1,500,000

The long-term bank loan of the Company contains restrictive covenants with which the Company was in compliance during the period ended 31 December 2001. Among the restrictions are financial covenants relating to interest and debt coverage (as defined in the agreements).

12. COMMITMENTS AND CONTINGENCIES

(a) Capital expenditure commitments in respect of plant and equipment

Total capital expenditure commitments contracted for at the balance sheet date but not recorded in the financial statements were as follows:

Year ended 31 December:
2002	$233,412
2003	26,954
2004	39,800
2005	45,450
2006	56,604
2007 and thereafter	3,183

$405,403

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

At 31 December 2001, future minimum lease payments under non-cancellable operating leases were as follows:

Year ended 31 December:
2002	$38,349
2003	24,993
2004	21,416
2005	19,708
2006	18,695
2007 and thereafter	111,192

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

REACH LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

13. RELATED PARTY TRANSACTIONS

During the period, the Company conducted the following material transactions with the shareholders:

Acquisition of businesses and assets from shareholders:
- Issuance of shares at par value	$5,000,000

- Net cash consideration paid to shareholders	$1,519,408

Revenue earned from shareholders:
- International voice	$298,141
- Data	221,862
- Others	8,080

$528,083

Cost of sales and expenses charged by shareholders:
- International voice	$58,574
- Data	11,926
- Others	-

$70,500

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

The following table provides operating financial information for the two reportable segments:

	International voice	Data	Others	Total

Revenue	$810,447	$438,597	$30,192	$1,279,236
Direct cost of sales	(566,964)	(116,989)	(1,123)	(685,076)

Gross profit	$243,483	$321,608	$29,069	$594,160

Depreciation and amortization				(218,503)
Selling, general and administrative				(182,410)
Reorganization and start-up costs				(11,114)
Impairment on certain assets of a
subsidiary awaiting disposal				(2,564)

Operating income				$179,569

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

2001
Changes in benefit obligation
Projected benefit obligation under the plan contributed by shareholders
pursuant to The PCCW and Telstra Contributions	$60,181
Net service cost	2,446
Interest cost	4,335
Actual employee contributions	408
Actual benefit payments	(2,946)
Actuarial loss	1,217

Benefit obligation at end of period	$65,641

REACH LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM 7 FEBRUARY 2001 TO 31 DECEMBER 2001

(in thousands of US dollars, except share and per share data)

18. STAFF RETIREMENT PLANS - continued

2001

Changes in plan assets
Fair value of plan assets contributed by shareholders
pursuant to The PCCW and Telstra Contributions	$65,232
Actual return on plan assets	(5,181)
Employer contribution	2,891
Employee contribution	408
Benefits paid	(2,946)

Fair value at end of the period	$60,404

Fund status	$(5,237)
Unrecognized net actuarial loss	11,820
Unamortized prior service cost	-
Unamortized transition obligation	-

Prepaid pension cost	$6,583

Weighted average actuarial assumptions:
Discount rate	7.5%
Expected return on plan assets	8.5%
Rate of compensation increase	5.5%

The components of the net pension cost for the period ended 31 December 2001 are as follows:
Gross service cost	$2,898
Expected employee contributions	(452)

Net service cost	2,446
Interest cost	4,335
Expected return on plan assets	(5,422)
Amortization of net transition obligation/asset, prior service cost
and net gain/loss	-

$1,359

EXHIBITS INDEX

	Exhibit Number	Description	Sequentially Numbered Page

1.		Memorandum and Articles of Association of PCCW, incorporating the amendments effective May 19, 2004.

4.	(cc)	Purchase Agreement dated July 10, 2003 between PCCW-HKT Capital No.2 Limited as issuer, The Hongkong and Shanghai Banking Corporation Limited as manager and HKTC as guarantor relating to the issue by PCCW-HKT Capital No.2 Limited of US$500,000,000 6% Guaranteed Notes due 2013, or US$500 Million Notes.

4.	(dd)	Indenture dated July 17, 2003 between PCCW-HKT Capital No.2 Limited as issuer, HKTC as guarantor and HSBC Bank USA as trustee relating to the US$500 Million Notes mentioned above.

4.	(ee)	Placing Agreement dated July 17, 2003 between PCRD as vendor, PCCW and Citigroup Global Markets Asia Limited as placing agent relating to the placing of 715,000,000 ordinary shares of PCCW owned by PCRD at a price of HK$4.4 per share.

4.	(ff)	Subscription Agreement dated July 17, 2003 between PCCW and PCRD relating to the issue and allotment of 715,000,000 new ordinary shares of PCCW to PCRD at HK$4.4 per share.

4.	(gg)	Facility Agreement dated August 8, 2003 between HKTC (as borrower) and a syndicate of financial institutions represented by The Hongkong and Shanghai Banking Corporation Limited (as agent and security trustee) relating to HK$2,800,000,000 revolving credit and term loan facilities.

4.	(hh)	Amendment Agreement dated October 29, 2003 between HKTC and The Hongkong and Shanghai Banking Corporation Limited (as agent), amending the Facility Agreement dated August 8, 2003 between HKTC (as borrower) and a syndicate of financial institutions represented by The Hongkong and Shanghai Banking Corporation Limited (as agent and security trustee) relating to HK$2,800,000,000 revolving credit and term loan facilities.

4.	(ii)	Facility Agreement dated December 12, 2003 between HKTC (as borrower) and a syndicate of financial institutions represented by Bayerische Landesbank, Hong Kong Branch (as agent) relating to HK$6,000,000,000 revolving loan facility.

4.	(jj)	Facility Agreement dated December 22, 2003 between HKTC (as borrower) and Industrial and Commercial Bank of China (Asia) Limited as co-ordinating arranger, original lender and agent relating to HK$2,000,000,000 revolving loan facility.

4.	(kk)	Sale and Purchase Agreement dated March 5, 2004 between PCCW and DFG relating to the disposal of the whole of the issued share capital of Ipswich Holdings Limited and other assets to DFG.

4.	(ll)	Placing Agreement dated April 30, 2004 between Asian Motion Limited as vendor, PCCW as guarantor and Citigroup Global Markets Hong Kong Futures and Securities Limited as placing agent and underwriter relating to the placing of 237,000,000 shares of DFG.

	Exhibit Number	Description	Sequentially Numbered Page

4.	(mm)	Supplemental agency agreement dated May 12, 2004 relating to an agency agreement dated January 24, 2003 entered into by PCCW Capital No. 3 Limited, PCCW and Deutsche Bank AG, Hong Kong Branch relating to the issue by PCCW Capital No. 3 Limited of US$456 million 7.88% Guaranteed Notes due 2013.

4.	(nn)	LMA trade confirmation dated June 17, 2004 between JPMorgan Chase (as agent for seller), Telstra and PCCW relating to the purchase of US$1,200 million of debt, the outstanding amount of debt under the Reach Term Facility for approximately US$311 million.

4.	(oo)	Shareholder term loan facility agreement dated January 12, 2001 between Reach Finance Limited, Reach, the initial guarantors, Telstra and PCCW relating to the Reach Term Facility, effective June 18, 2004.

4.	(pp)	Facility agreement dated June 17, 2004 between Reach (as borrower) and Telstra and PCCW (as lenders) relating to a US$50 million working capital revolving loan facility.

4.	(qq)	Amendment and restatement agreement – capacity prepayment agreement dated June 17, 2004 amending and restating the capacity prepayment agreement dated April 15, 2003 between Reach Networks, Reach Global Services Limited, HKTC, Telstra, Reach, Reach Finance Limited and PCCW.

8.		List of Subsidiaries.

11.		PCCW Corporate Responsibility Policy.

12.		Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.		Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).