Form 20-F
period 2004-12-31
PCCW LTD
filed 2005-05-12
CIK 842519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period __________ to _________

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
6,718,128,159 Ordinary Shares, nominal value HK$0.25 per share

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

* Not for trading, but only in connection with the registration of the American Depositary Shares.

PART II		124
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	124
ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	124
ITEM 15.	CONTROLS AND PROCEDURES	125
ITEM 16.	RESERVED	126
A.	Audit Committee Financial Expert	126
B.	Code of Ethics	126
C.	Principal Accountant Fees and Services	126
D.	Exemptions from the Listing Standards for Audit Committees	127
E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	127
PART III		127
ITEM 17.	FINANCIAL STATEMENTS	127
ITEM 18.	FINANCIAL STATEMENTS	127
ITEM 19.	EXHIBITS	127

	ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     In this annual report, references to “PCCW”, “we”, “us”, “our” and similar terms refer to PCCW Limited and, unless the context otherwise requires, to its subsidiaries and associated companies. References to “HKT” refer to PCCW-HKT Limited, an indirect wholly owned subsidiary of PCCW and, unless the context otherwise requires, to its subsidiaries and associated companies. References to “HKTC” refer to PCCW-HKT Telephone Limited and, unless the context otherwise requires, to its subsidiaries and associated companies. HKTC is an indirect wholly owned subsidiary of PCCW.

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

     We publish our consolidated financial statements in Hong Kong dollars. In this annual report, unless otherwise specified or the context otherwise requires, references to “HK$” are to Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the People’s Republic of China, or Hong Kong, and references to “US dollars” and “US$” are to the lawful currency of the United States of America, or U.S. This annual report contains translations of certain Hong Kong dollar amounts into US dollars at specified rates solely for the convenience of the reader. This does not mean that the currency conversions have been or could be converted at those rates. Unless otherwise indicated, the translation of Hong Kong dollars into US dollars has been made at the rate of HK$7.80 to US$1.00. References to “RMB” are to Renminbi, the lawful currency of the People’s Republic of China, or the PRC.

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

  increased competition in the Hong Kong telecommunications markets and the continuing negative effects from the regulatory constraints that apply to us;

  the effects of the regulatory decisions relating to broadband access services;

  our ability to secure or successfully implement new business opportunities or anticipated projects with China Network Communications Group Corporation, or CNC;

  the risks related to loss of business with competitors of CNC;

  the risks associated with Pacific Century Premium Developments Limited, or PCPD, our property development subsidiary, including the development of the Cyberport project and future property development plans;

  our ability to implement our business plan as a consequence of our substantial debt;

  our exposure to interest rate risk;

  our ability to continue to pay dividends in the future;

  our ability to execute our business strategy, including our ability to enter into business combinations, strategic investments and acquisitions;

  the risks associated with the expansion of our operations outside Hong Kong;

  the risks associated with Reach Ltd., or Reach, our primary international connectivity services provider; and

  the other risk factors set out in the “Risk Factors” section of this annual report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The selected financial data set forth below at the dates and for the years indicated is derived from our audited consolidated financial statements. Our audited consolidated financial statements as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 are included elsewhere in this annual report. Our audited consolidated results include the results of HKT since August 17, 2000. The selected financial data set forth below is qualified in its entirety by reference to, and should be read in conjunction with, our consolidated financial statements and the notes thereto included elsewhere in this report and “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data in accordance with HK GAAP

	Year ended December 31,

	2004	2003	2002	2001	2000

	(HK$ million except per share and per ADS amounts)

Turnover	22,895	22,550	20,112	21,959	7,291
Operating profit before net gains/(losses) on
investments, provisions for impairment losses and
restructuring costs	4,066	4,339	5,212	4,774	520
Gains/(Losses) on investments, net	461	407	13	767	(4,887)
Provisions for impairment losses	(40)	(2,452)	(534)	(91)	(122,702)
Restructuring costs	(51)	(38)	(311)	–	–
Profit/(Loss) from operations	4,436	2,256	4,380	5,450	(127,069)
Finance costs, net	(1,929)	(2,117)	(1,997)	(3,056)	(2,356)
Share of results of jointly controlled companies	(4)	(891)	550	523	(100)
Share of results of associates	152	65	281	158	(63)
Share of results of unconsolidated subsidiaries	–	–	–	152	790
Impairment losses on interests in jointly controlled
companies and associates	(16)	(4,464)	(8,263)	–	–
Losses on disposal of interests in Joint Venture
(Bermuda) No.2 Limited and MobileOne Ltd,
(“MobileOne”) net	–	–	(1,433)	–	–
Profit/(Loss) before taxation	2,639	(5,151)	(6,482)	3,227	(128,798)
Taxation	(981)	(1,165)	(1,406)	(1,982)	(554)
Profit/(Loss) after taxation	1,658	(6,316)	(7,888)	1,245	(129,352)
Minority interests	(20)	216	126	98	23
Profit/(Loss) for the year attributable to shareholders	1,638	(6,100)	(7,762)	1,343	(129,329)
Earnings/(Loss) per share:
–basic	30.50 cents	(122.81) cents	(168.53) cents	30.01 cents	(4,450.97) cents
–diluted	30.26 cents	(122.81) cents	(168.53) cents	29.11 cents	(4,450.97) cents
Earnings/(Loss) per American Depositary Share
(“ADS”):
–basic	305.0 cents	(1,228.1) cents	(1,685.3) cents	300.1 cents	(44,509.7) cents
–diluted	302.6 cents	(1,228.1) cents	(1,685.3) cents	291.1 cents	(44,509.7) cents

Year ended December 31,

	2004	2003	2002	2001	2000

(HK$ million except per share and per ADS amounts)

Dividend declared per share:
–interim	5.5 cents	–	–	–	–

Weighted average number of outstanding shares[1]	5,370 million	4,967 million	4,606 million	4,475 million	2,906 million
Weighted average number of outstanding shares on a
fully diluted basis[1]	5,489 million	4,967 million	4,606 million	4,613 million	2,906 million

Note:

1.	Shares issued and fully paid have been retrospectively adjusted for all periods in connection with a 1-for-5 share consolidation during 2003.

Income Statement Data in accordance with US GAAP

Year ended December 31,

	2004	2003	2002

(HK$ million except per share and per ADS amounts)
Loss for the year before cumulative effect of a change in accounting
principle	(15,667)	(7,559)	(8,468)
Cumulative effect of a change in accounting principle, net of tax	–	–	(43,589)
Net loss	(15,667)	(7,559)	(52,057)

Loss per share:
–basic:
Loss for the year before cumulative effect of a change in
accounting principle	(291.75) cents	(152.18) cents	(182.22) cents
Cumulative effect of a change in accounting principle, net of
tax	–	–	(937.97) cents
Net loss	(291.75) cents	(152.18) cents	(1,120.19) cents
–diluted:
Loss for the year before cumulative effect of a change in
accounting principle	(291.75) cents	(152.18) cents	(182.22) cents
Cumulative effect of a change in accounting principle, net of
tax	–	–	(937.97) cents
Net loss	(291.75) cents	(152.18) cents	(1,120.19) cents

Loss per ADS:
–basic:
Loss for the year before cumulative effect of a change in
accounting principle	(2,917.51) cents	(1,521.79) cents	(1,822.19) cents
Cumulative effect of a change in accounting principle, net of
tax	–	–	(9,379.73) cents
Net loss	(2,917.51) cents	(1,521.79) cents	(11,201.92) cents
–diluted:
Loss for the year before cumulative effect of a change in
accounting principle	(2,917.51) cents	(1,521.79) cents	(1,822.19) cents
Cumulative effect of a change in accounting principle, net of
tax	–	–	(9,379.73) cents
Net loss	(2,917.51) cents	(1,521.79) cents	(11,201.92) cents

Weighted average number of outstanding shares[1]	5,370 million	4,967 million	4,647 million
Weighted average number of outstanding shares on a fully diluted
basis[1]	5,370 million	4,967 million	4,647 million

Note:

1.	Shares issued and fully paid have been retrospectively adjusted for all periods in connection with a 1-for-5 share consolidation during 2003.

Balance Sheet Data in accordance with HK GAAP
	As at December 31,

	2004	2003	2002	2001	2000

	(HK$ million except share amounts)

Total assets	44,968	44,647	49,763	51,841	68,302
Net liabilities	(4,900)	(7,536)	(5,508)	(10,497)	(17,349)
Share capital	1,344	1,343	1,164	1,135	1,094
Deficit	(8,060)	(9,182)	(7,080)	(12,176)	(19,166)
Minority interests	1,816	303	408	544	723
Shares issued and fully paid[1]	5,374 million	5,369 million	4,654 million	4,539 million	4,376 million

Note:

1.	Shares issued and fully paid have been retrospectively adjusted for all periods in connection with a 1-for-5 share consolidation during 2003.

Balance Sheet Data in accordance with US GAAP

	As at December 31,

	2004	2003

	(HK$ million except share amounts)

Shareholders’ equity	55,979	71,696

Shares issued and fully paid[1]	5,374 million	5,369 million

Note:

1.	Shares issued and fully paid have been retrospectively adjusted for all periods in connection with a 1-for-5 share consolidation during 2003.

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

     Since October 17, 1983, the Hong Kong dollar has been linked to the US dollar at the rate of HK$7.80 to US$1.00. The central element in the arrangements that give effect to this link is an agreement between the Hong Kong Government and the three Hong Kong banks that are authorized to issue Hong Kong currency in the form of banknotes. The market exchange rate of the Hong Kong dollar against the US dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, as a result of the fixed rate that applies to the issue of Hong Kong currency in the form of banknotes, the market exchange rate has not deviated significantly from the level of HK$7.80 to US$1.00. The exchange rates set forth below between the Hong Kong dollar and the US dollar (in HK$ per US$) are based on the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York. On April 29, 2005, the exchange rate was HK$7.7946 per US$1.00.

      The following table sets out the high and low exchange rates in effect for each of the months indicated:

	Exchange Rates

	High	Low

	(HK$ per US$1.00)

November 2004	7.7815	7.7718
December 2004	7.7821	7.7698
January 2005	7.7994	7.7775
February 2005	7.7999	7.7984
March 2005	7.7998	7.7987
April 2005	7.7995	7.7946

     The following table sets forth the average exchange rates calculated by using the average of the exchange rates on the last day of each month for each of the years indicated:

Year ended December 31,	Average Exchange Rate

(HK$ per US$1.00)

2000	7.7686
2001	7.7996
2002	7.7996
2003	7.7864
2004	7.7899

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

     In 1995, HKTC’s monopoly on fixed-line telecommunications services expired, paving the way for granting new fixed telecommunications network services, or FTNS, licenses to us and three other fixed-line local carriers: Hutchison Global Communications Limited, New World Telecommunications Limited and Wharf T&T Limited. The FTNS licenses are valid until 2010 and renewable for an additional period of up to 15 years at the discretion of the Telecommunications Authority, or TA. The Hong Kong Government also granted additional licenses in 2000 for the operation of FTNS over hybrid coaxial networks or local fixed networks based on wireless technologies. Six cellular companies, four of which hold 3G licenses, also operate in the market.

     On January 1, 2003, full liberalization of the local and external FTNS markets took effect following a statement on the issue by the TA on January 11, 2002. See “Item 4.B. Business Overview–Regulation.” The introduction of full liberalization, alternative service providers and alternative technologies (e.g., Voice over Internet Protocol, or VoIP) for the provision of fixed-line services has increased and will continue to increase competition for us. With full liberalization, the grant of new licenses does not explicitly require capacity or infrastructure investment. However, no new FTNS licenses will be granted to those applicants who primarily rely on interconnection with and access to the infrastructure of other FTNS licensees to roll out their network or provision of their services. Since full market liberalization in January 2003, in addition to the four local FTNS licenses granted in 1995 and the FTNS licenses granted in 2000, several new local wireline-based FTNS licenses have been granted. Consequently, our results of operations, cash flows and financial position could be adversely affected.

     Competition in the market for international direct dial, or IDD, services was initiated in 1999 as a result of the Hong Kong Government’s issuance of external telecommunications services, or ETS, licenses to numerous providers. An ETS license gives the licensee the right to lease international private circuits from licensed international facility-based carriers at market rates for the operation of international call services. Further competition with respect to the provision of international services from facilities-based carriers was initiated in 2000 as a result of the Hong Kong Government’s granting of additional external fixed telecommunications network services, or EFTNS, licenses. Our market position in the retail market for IDD and other international services has also been affected by the presence of other service providers whose operations may be augmented through strategic alliances with global and/or foreign strategic partners and mobile telecommunications service providers and the use of VoIP technology. These developments may make the international retail market even more competitive in the future.

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

     On January 14, 2005 we exchanged our FTNS license for a new Fixed Carrier, or FC, license. The primary change is our move from an “ex ante” tariff regime (where TA prior approval of all of our tariff revisions was required) to an “ex post” tariff regime (where we give the TA notice one day before we effectuate a tariff revision such as a discount, promotion or bundle). The FC license does not contain any language that suggests we are dominant in any market. These changes were the result of our applications to be declared non-dominant and our litigation strategy and will assist our ability to compete on a more level-playing field with other entrants. Nevertheless, our new license does not grant us non-dominance status. There is also a mandated local loop unbundling (i.e., Type II interconnection) requirement for narrowband (e.g., voice telephony) and broadband (e.g., internet access). Although it will be phased out by mid-2008, this has facilitated market share acquisition by the other entrants. Continued pricing pressure from our competitors and our new found ability to price competitively may lead to further price declines and more severe competition in the fixed line market. If we are not able to compete effectively within the constraints of our new FC license or if the TA’s interpretation of the scope of constraints of the FC license is more stringent than our interpretation, our results of operations, market position and financial condition may be adversely affected.

     As a further step to monitor and regulate the telecommunications market, the Hong Kong Government enacted the Telecommunications (Amendment) Ordinance 2003, or the 2003 Ordinance, in July 2003, which deals specifically with merger and acquisition activities by carrier licensees in Hong Kong’s telecommunications sector. The 2003 Ordinance gives the TA the power to review mergers and acquisitions concerning carrier licensees and to take appropriate actions when it determines that the transaction would substantially lessen market competition without any outweighing public benefits. The TA also has the right to impose additional conditions on the carrier licensee including unwinding the merger or acquisition. A de novo appeal to the Telecommunications (Competition Provisions) Appeal Board, or Competition Board, of the TA’s decision is also part of the 2003 Ordinance. The 2003 Ordinance may have an adverse effect on our ability to grow our carrier and fixed line business through mergers and acquisitions.

     More generally, the Hong Kong telecommunications industry operates under licenses granted by the Office of the Telecommunications Authority in Hong Kong (together with the TA, “OFTA”). Our operations could be adversely affected if any of our existing licenses are amended, not renewed or revoked. The industry will be more competitive if new licenses are granted by OFTA to other service providers. The effect of any future regulatory changes on the viability or competitiveness of our business cannot be accurately predicted.

Regulatory decisions relating to broadband access services could adversely affect us

     In November 2000, the TA issued a statement on the regulatory framework for broadband interconnection, including the principles underlying the determination of broadband unbundled local loop arrangements and interconnection charges. Following the approval of OFTA, on October 19, 2001, we published a new wholesale tariff which sets out the terms and conditions upon which other FTNS operators in Hong Kong can interconnect with our copper local loops on an unbundled basis to provide broadband services. At the end of 2001, further to the request of two other operators, OFTA initiated two determination proceedings to determine the terms, conditions and rates for broadband Type II unbundling. Until mid-2008 when compulsory local loop unbundling will be withdrawn, these determination proceedings may mandate pricing and terms and conditions which, if less favorable to us than those provided in the published tariff, may adversely affect our business, financial condition or results of operations. See “Item 4.B. Business Overview–Regulation.”

     On May 15, 2002, the TA issued a direction under section 36B of the Telecommunications Ordinance to Wharf T&T Limited and us directing us to promptly implement broadband Type II unbundling upon receipt of a request from Wharf T&T Limited. Pursuant to a request for judicial review, the TA’s direction was found by the High Court on June 30, 2004 to be unlawful. We continue to offer broadband unbundled loops in accordance with our wholesale tariff, as amended, but not in accordance with the TA’s decision. See “Item 4.B. Business Overview–Regulation.”

     The Type II interconnection review was a public consultation initiated by the Secretary for Commerce, Industry and Technology of the Hong Kong Government on May 23, 2003 to review the policy of compulsory unbundling of local loops due to the changing market landscape, the advent of new or improved technologies and the fact that seven years have passed since narrowband unbundling was implemented. On July 6, 2004, the Executive Council released its decision to ultimately phase-out both narrowband and broadband compulsory unbundled local loop by June 30, 2008. The Hong Kong Government’s decision on the policy review, the end of the agreed interim stay and a possible resumption of the two broadband determination proceedings may adversely affect our business, financial condition or results of operations.

     In the Interconnection and Related Competition Issues Statement No. 7 (Second Revision) published on March 18, 2002, OFTA completed a review of its interconnection charging principles initially established in 1995. In Statement No. 7, OFTA reconfirmed that in future determinations for Type II interconnection and Type I interconnection (i.e., interconnection between network gateways) it would continue to use a long run average incremental cost, or LRAIC, approach and apply a current cost standard subject to the use of historical cost on certain items (land, building, copper infrastructure pre-1995) to the costing of network assets. On June 18, 2002, OFTA indicated it could further revise Statement No. 7 to make it applicable to both broadband and narrowband interconnections. On November 12, 2004, OFTA announced that it would review the charging methodology for mobile and value added service interconnection to our FTNS network. See “Item 4.B. Business Overview – Regulation.” These reviews may result in interconnection charge levels less than those currently in existence and may adversely affect our business, results of operations or financial condition.

We may not be able to secure or successfully implement new business opportunities or anticipated projects with CNC

     On January 19, 2005, we, CNC and China Netcom Group Corporation (BVI) Limited, or CNC (BVI), a wholly owned subsidiary of CNC, entered into a subscription agreement (which was amended by a supplemental agreement dated February 7, 2005 between the same parties and a deed of assignment dated March 14, 2005 between the same parties and China Netcom Corporation (BVI) Limited, or China Netcom (BVI), a wholly owned subsidiary of CNC (BVI)), or CNC Subscription Agreement, whereby China Netcom (BVI) agreed to subscribe for 1,343,571,766 new ordinary shares to be issued by us. The new ordinary shares represented 20% of our enlarged issued share capital. On April 1, 2005, CNC through China Netcom (BVI) completed this subscription and became our second largest shareholder.

       Pursuant to the CNC Subscription Agreement, we have set up a PRC Business Development Committee to advise on possible opportunities for expanding our operations in the PRC, and monitor the use of funds allocated and approved by the Board or relevant committee for such opportunities. Subject to our capital investment procedures and the identification of appropriate investment opportunities, we presently intend to seek to invest up to HK$5,000 million to expand our operations in the PRC. CNC has the right to nominate two out of four members of this committee.

     In addition, we and CNC entered into a memorandum on February 24, 2005 setting out the parties’ intention to establish special working teams to explore cooperation opportunities in areas including, inter alia, broadband media, mobile communications, property development and directory business. However, we might not be able to secure or successfully implement the new business opportunities or anticipated projects with CNC due to business, economic, regulatory or other constraints and this could have a material adverse effect on our business, financial position and results of operations.

Risks related to loss of business with competitors of CNC

     Pursuant to the CNC Subscription Agreement, we agreed in certain circumstances to discuss with CNC opportunities available to us with any entity licensed to provide fixed-line telecommunications services in the PRC relating to (1) the establishment of new joint ventures in the PRC in relation to (a) certain basic fixed-line telecommunications services which are considered of a strategic nature to us or involve a significant investment by us or (b) non-regulated services which involve a significant investment by us or (2) the disposal of a strategic business in the PRC. We are not bound to enter into any agreement with CNC or any member of the CNC group, or the CNC Group, as a preferred partner, and are not precluded from discussing or negotiating with any competitors of the CNC Group, or entering into any agreement or arrangement with them provided that we first notify CNC of the opportunity and enter into good faith discussions with CNC if CNC expresses an interest in being our partner in the proposed business development opportunity or disposal.

     As CNC is our second largest shareholder and, in view of the above arrangements, our existing business relationship with competitors of CNC, such as China Telecommunications Corporation, might be adversely affected and our ability to develop new business relationships with competitors of CNC may be significantly impaired. As such, this could make us dependent on CNC for new business opportunities in the PRC. If we are unable for any reason to develop new business opportunities in the PRC, maintain existing business relationships in the PRC with competitors of CNC or if we and CNC fail to develop new business opportunities in the PRC, our existing businesses could be significantly disrupted and our expansion plans could be inhibited.

     As a result, the above factors could have a material adverse effect on our business, financial position and results of operation.

Risks associated with PCPD, including the development of the Cyberport project and future property development plans

     In May 2000, we entered into an agreement with the Hong Kong Government under which we were granted the exclusive right and obligation to design, develop, construct and market the Cyberport project. See “Item 4.B. Business Overview–Infrastructure–Cyberport” for a more detailed discussion of this project.

     We have agreed to design, develop and construct the Cyberport project for a maximum fixed cost of approximately HK$15.8 billion, subject to certain adjustments, in accordance with an agreed timetable. The maximum fixed cost was based on a cost assessment conducted by professional quantity surveyors. We are obligated to fund the entire cost of the Cyberport project, as well as other project expenses, to the extent that these costs and expenses are not funded by the sale or pre-sale proceeds from residential units or other specified project income. We are also obligated to fund certain other expenses and any cost overruns, which include any costs above the maximum fixed cost. Cost overruns and these other expenses must be funded from our own resources and cannot be funded by pre-sale or sale proceeds from residential units or other project income.

     We have also agreed to indemnify the Hong Kong Government against certain losses, claims and expenses, and other items, including, for example, any losses caused by or arising as a result of our negligence or a breach by us of our obligations under the project agreement. This indemnity remains in effect following the transfer of our interest in Cyber-Port Limited, or the Cyberport Developer, to PCPD. The agreement may be terminated by the Hong Kong Government under certain circumstances, including upon our default on the agreement.

     As at December 31, 2004, we had invested approximately HK$4,428 million in the Cyberport project. In August 2004, the first portion of the surplus proceeds was allocated between the Hong Kong Government and us. We received approximately HK$920 million in proportion to our contribution to the project. Pre-sales of residential units in the first two phases commenced in early 2003 and, despite difficult market conditions in Hong Kong, all 1,204 residential units were sold. Together with the phases launched in 2004, more than 1,760 residential units had been sold by December 2004. The cash flow generated from pre-sales of residential units are used to substantially cover existing and future development costs of the Cyberport project. We may have to provide additional funding if such proceeds are not sufficient. The amount of additional funding required may be significant and will depend on a variety of factors including, for example, the timing of pre-sales and sales of the residential units, the demand for and pricing of these residential units and overall costs of, and expenditures relating to, the Cyberport project.

     No assurance can be given as to:

  when pre-sales and sales of the residential units of future phases will begin, the pricing of these residential units or whether such sales and pre-sales will be successful as these will be affected by the then prevailing property market conditions and risks specific to the property market (including the property policy of the Hong Kong Government as modified and revised from time to time and the changes in interest rates applicable to the mortgage of properties);

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

     We own certain investment properties for investment potential and the investment properties are stated in our balance sheet at their open market value. Changes in the value of investment properties are dealt with as movements in the property revaluation reserve. If the total of this reserve is insufficient to cover a reduction in the open market value on a portfolio basis, the excess is charged to the income statement. The value of our investment properties may change in line with the prevailing market conditions in the countries where the properties are located. The carrying values of investment properties and property revaluation reserve at December 31, 2004 were approximately HK$5,184 million and HK$25 million, respectively. As a result of a new Hong Kong accounting standard relating to investment property that came into effect on January 1, 2005, if we choose to use the fair value model, any changes in fair value of the investment properties will be directly reported in the income statement. Accordingly, any reduction in the fair value of the investment properties would adversely affect our financial results.

     Currently, we use the stage of completion method in recognizing the revenue for the pre-sales of residential units. As a result of a new interpretation of a Hong Kong accounting standard relating to revenue recognition that came into effect on January 1, 2005, revenue arising from the pre-completion contracts for the sale of development properties entered into on or after January 1, 2005 should be recognized upon the completion of the development properties. This may result in a deferral of revenue recognition from the pre-sales of residential units in future years and may adversely affect our financial results.

     On February 7, 2005, PCCW Tower was sold by Partner Link Investments Limited, or Partner Link, a wholly owned subsidiary of PCPD, for cash consideration of HK$2,808 million. Pursuant to a deed of rental guarantee, Partner Link guaranteed a net rental of HK$13,338,000 per month to the purchaser for five years commencing on the closing date of the sale. The purchaser appointed Pacific Century Paramount Real Estate Limited, or Pacific Century Paramount, another wholly owned subsidiary of PCPD, as the leasing agent and estate manager of PCCW Tower during the term of the deed of rental guarantee. The deed of rental guarantee can be terminated in limited circumstances, including if the appointment of Pacific Century Paramount as the leasing agent and estate manager is terminated by the purchaser. A payment to the purchaser under the rental guarantee arrangement could materially and adversely affect our prospects and financial position.

     Recently, there has been some public discussion in Hong Kong regarding the manner in which we were granted the right to participate in the Cyberport project. This could have an adverse effect on the expansion of our future property development plans such as the redevelopment of telephone exchange sites currently held under long-term leases which require approval from the Hong Kong Government, or on the negotiations with the Hong Kong Government for payment of land premium.

Our substantial debt could impair our ability to implement our business plan

     We have incurred significant indebtedness. In addition, we may incur indebtedness in the future, subject to limitations imposed by our lenders. At December 31, 2004, we had approximately HK$29,694 million in short-term borrowings and long-term liabilities.

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

We may be unable to continue to pay dividends in the future

     On April 22, 2004, we announced our intention to effect a capital reduction by eliminating the entire sum standing to the credit of the share premium account of PCCW Limited. The proposal was approved by shareholders at our extraordinary general meeting held on May 19, 2004 and confirmed by the High Court of Hong Kong on August 3, 2004. For further information, see “Item 4. Information On Our Company – History and Development.”

     We declared and paid an interim dividend in an amount of HK$0.055 per share to our shareholders in November 2004, and our Board of Directors have recommended, subject to the approval of our shareholders at the forthcoming annual general meeting, the payment of a final dividend of HK$0.096 per share for the year ended December 31, 2004. However, there can be no assurance that dividends will be declared or paid in the future. We may be unable to, or our Board of Directors may decide not to, pay dividends on our ordinary shares. The declaration or payment of dividends will depend on various factors, including:

  attaining positive retained earnings;

  the amount of any asset impairment;

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

We will be susceptible to risks associated with expanding our operations outside Hong Kong, which could harm our operating results

     We plan to offer the network, operations and management experience and expertise that we have acquired in Hong Kong to clients and business partners in markets outside of Hong Kong, particularly in the PRC and the United Kingdom, or the U.K. We expect to commit substantial time and development resources to customizing and developing our products and services for markets outside of Hong Kong, such as the PRC, and to developing relevant sales and support channels. Our ability to expand into these markets may be constrained by the pace of deregulation in individual markets, including the timing of removal of restrictions on foreign participation. In addition, operations outside of Hong Kong will be subject to certain risks, including:

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

  changes in political and economic conditions; and

  potentially adverse tax consequences.

     Any of these factors could have a material and adverse effect on our business, results of operations and financial condition.

We will be susceptible to risks associated with Reach, our primary international connectivity services provider

     Reach was formed in February 2001 as a 50:50 venture between Telstra Corporation Limited of Australia, or Telstra, and us and merged the respective international infrastructure assets of both shareholders. Reach provides wholesale voice, data and Internet connectivity services in the Asia-Pacific region. We have historically been a substantial acquirer of cross-border connectivity services supplied by Reach, and we acquired a significant amount of such capacity from Reach in April 2005. See “Item 4. Information on our Company–B. Business Overview–Telstra Alliance–Reach” and “Item 5. Operating and Financial Review and Prospects–Overview–Development of Reach.”

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

     If Reach is unable to operate efficiently or compete effectively against its competitors or if market conditions and pricing continue to be adverse or deteriorate, this could lead to lower turnover, under-utilization of Reach’s network, reduced operating margins and loss of market share. Additionally, Reach may be unable to obtain adequate funding or to fund expenditures which it may require (including capital expenditures, marketing, research and development and other operating expenditure) out of its own revenue, in which event we may have to provide additional funding in the form of equity or debt or both to Reach because we rely on Reach to a large degree to provide us with cross-border connectivity services. The amount of additional funding required may be significant. Further, under current circumstances, it would be unlikely that there would be any cash flow in the form of dividends or other distributions to us.

     An impairment loss of HK$8,263 million was recognized for the goodwill attributable to our investment in Reach and this amount was included in our consolidated loss attributable to our shareholders for the year ended December 31, 2002. In 2003, we performed a further impairment assessment of our interests in Reach and made a full provision for impairment of our entire interest in Reach as at December 31, 2003 to reflect Reach’s then-current negative net assets financial position as at December 31, 2003 and a loss of HK$4,159 million was recognized in 2003. Accordingly, our total interest in Reach, including the amounts paid by us under a capacity prepayment agreement, or the Capacity Prepayment Agreement, has been written down to zero as at December 31, 2003.

     Reach’s unaudited consolidated financial statements as of and for the year ended December 31, 2004 are included elsewhere in this annual report. As a result of its negative working capital at December 31, 2004 and various other factors, there was substantial doubt about Reach’s ability to continue as a going concern.

     On June 17, 2004, we and Telstra agreed to purchase the entire outstanding portion of US$1,200 million of the debt under Reach’s amended US$1,500 million syndicated term loan facility, or Reach Term Facility, for approximately US$311 million (approximately HK$2,425 million). We purchased 50% of this debt for approximately US$155.45 million (approximately HK$1,213 million) on June 18, 2004. Also, on June 17, 2004, we and Telstra agreed to provide Reach with a US$50 million (approximately HK$390 million) revolving working capital loan facility, or the Reach Working Capital Facility, with each of us contributing up to US$25 million (approximately HK$195 million) to this facility. While the consideration paid by us for the purchase of the Reach Term Facility was approximately US$155.45 million, Reach’s indebtedness to us with respect to that debt, or PCCW Shareholder Loan, remained at approximately US$600 million, which with interest outstanding, amounted to US$608 million as at March 18, 2005. An additional amount of US$143 million plus interest outstanding of US$12 million was due by Reach and its subsidiaries, or the Reach Group, to us, as at March 31, 2005 under the Capacity Prepayment Agreement. See “Item 5. Operating and Financial Review and Prospects–Overview–Development of Reach.”

     On April 16, 2005, we agreed with Telstra and Reach on a new operating model under which Reach would operate as an outsourcer of telecommunications network services for our group and Telstra and its subsidiaries, or the Telstra Group. As a result of the implementation of this new operating model, Reach’s aggregate indebtedness to us was reduced to US$155 million. Due to Reach’s current financial condition, we may not receive interest on Reach’s remaining indebtedness of US$155 million to us, we may not be able to recover a portion or all of such indebtedness and the US$25 million that we may be required to contribute under the Reach Working Capital Facility, and we may need to restructure Reach’s remaining indebtedness of US$155 million to us and the Reach Working Capital Facility. Any of the foregoing could adversely affect our financial condition and results of operations. For further details on the new operating model for Reach, see “Item 5. Operating and Financial Review and Prospects–Overview–Development of Reach.”

      Our long-term contractual commitments to Reach could affect us in a number of ways, including by:

  committing us to fund Reach’s capital expenditure, which we expect over the 17-year period from March 2005 to 2022 to be approximately US$106 million;

  committing us to pay for services from Reach in respect of the indefeasible rights to use the international undersea capacity acquired in April 2005 until the expiry of such rights irrespective of our actual use of such services;

  limiting our flexibility and ability to acquire connectivity services from other service providers at potentially lower costs or on better terms than those supplied by Reach, given our contractual commitment to pay Reach for such services;

  committing us to ensure that Reach continues to operate in the long term as a provider of services to us and Telstra, which may result in further requirements to fund Reach either in the form of debt or equity; and

  requiring us to continue to work with Telstra on a joint venture basis and to continue to address any funding issues for the joint venture should they arise, failing which we could lose our ability to use the indefeasible rights to use the international undersea capacity acquired in April 2005.

     In particular, if Reach were unable for any reason to provide us with the services described above, this could significantly disrupt our business.

     As a result of the above factors, our relationship with Reach could have a material adverse effect on our business, results of operations and financial conditions.

We may be assessed taxes from previous years as a result of a dispute with the Inland Revenue Department

     HKTC has been in dispute with Hong Kong’s Inland Revenue Department, or the IRD, regarding the deductibility of certain interest payments totaling HK$1,708 million in the current year’s and previous year’s tax computations. Subsequent to the balance sheet date, HKTC received additional assessments totaling HK$240 million as a result of a disallowance by the IRD of the interest payments in dispute. We believe HKTC’s grounds for claiming the deduction are reasonable and will lodge a formal objection to the IRD against the additional assessments and accordingly no provision for taxation has been made in our financial statements. However, payments to the IRD as a result of its assessments could adversely affect our results of operations.

Any asset impairment could adversely affect our financial results

     We own fixed assets, investments in associates and jointly controlled companies, intangible assets and goodwill and are required to review these assets for impairment at the end of each financial year with reference to their recoverable amounts. The recoverable amount of an asset is the greater of its net selling price and its value-in-use. If the carrying value of an asset is higher than its recoverable amount, asset impairment will be charged to the income statement. The recoverable amount is dependent on the prevailing market conditions, nature of the asset, its resale value, its estimated future cash flows and the discount rate that reflects current market assessment of the time value of money, our ability to deliver business plans and the risks specific to the asset. The carrying value (net of any impairment previously recognized) of fixed assets (excluding investment properties which are subject to changes in open market values which is discussed in “—Risks associated with PCPD, including the development of the Cyberport project and future property development plans” above), interests in associates and jointly controlled companies, intangible assets and goodwill at December 31, 2004 were HK$15,062 million, HK$1,874 million, HK$1,266 million and HK$38,330 million, respectively. As such, any reduction in the recoverable amount of an asset below its carrying value could be charged to the income statement and could adversely affect our financial results.

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

Currently contemplated regulatory initiatives relating to VoIP service could adversely affect us

     On October 4, 2004, OFTA initiated a consultation on how VoIP services should be regulated. The consultation paper raised issues concerning the licensing of VoIP services and the manner in which such services could be provided. It also dealt with the allocation of telephone numbers and number portability rights, the need to provide any-to-any connectivity, network interconnection and Calling Line Identification, the payment of interconnection charges, and a range of consumer welfare issues. The outcome of the consultation is expected to be announced by OFTA in 2005. Depending on how OFTA decides to regulate VoIP services, such services could pose a serious competitive threat to our fixed line and IDD business, resulting in reduced revenues and margins.

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

Our ability to introduce new technologies, to successfully respond to technological developments and to adapt existing technologies may be limited

     Our operations depend on the successful deployment of continuously evolving technologies, particularly in view of our expansion plans in the broadband market, and responding to technological and industry developments.

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

We may not be able to realize an adequate return on some of our investments

     We have invested in early-stage companies in highly volatile industries, with limited operating histories and limited or no revenues. The value of our investments in these businesses may change due to the fluctuating and possible further diminution in value of these holdings. For example, in the year ended December 31, 2004, we took a provision of HK$187 million for a decline in the value of certain investments. In addition, we will not be able to control or influence the management of the businesses in which we hold minority interests. We may need to invest additional capital in certain of these businesses to permit these businesses to implement their strategies. These businesses ultimately may not be successful. As a result, we may suffer losses because of such investments.

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

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud

     The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley

Act for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our American Depositary Shares, or ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

A recurrence of severe acute respiratory syndrome, or SARS, or other similar outbreaks in the PRC, Hong Kong or certain other Asian countries, may adversely affect our business, results of operations and financial condition

     In the first half of 2003, the PRC, Hong Kong, Taiwan, Singapore and certain other Asian countries encountered an outbreak of SARS, a highly contagious form of atypical pneumonia. In April 2004, there were several confirmed cases of SARS in Beijing. The recurrence of the SARS outbreak, or other similar outbreaks, in the PRC, Hong Kong or certain other Asian countries may adversely affect our ability to conduct business development, in particular, in the PRC and Taiwan. The economic impact of the SARS outbreak may have an adverse effect on our customers and the demand for our products and services due to a general slowdown of the economy and their prolonged effects may have a material adverse impact on our business, results of operations and financial condition.

Hong Kong’s relationship with the rest of the PRC is unpredictable and could disrupt our business

     Hong Kong is a special administrative region of the PRC with its own government. Hong Kong enjoys a high degree of autonomy from the PRC under the principle of “one country, two systems.” However, there can be no assurance that our financial condition and results of operations will not be adversely affected as a consequence of the exercise of the Chinese sovereignty over Hong Kong.

     Almost all of our operating assets are located in Hong Kong and a majority of our turnover is derived from operations conducted in Hong Kong. As a result, our financial condition and results of operations may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy and the economies of the surrounding region, particularly the PRC.

An economic downturn could adversely affect our results of operations

     From mid-1997 to 2004, many countries in Asia experienced significant economic downturns and related financial difficulties. The decline in the value of most Asian currencies has led to many Asian companies experiencing difficulties servicing foreign currency-denominated debt and thereby defaulting on their debt payments. The economic crisis adversely affected domestic growth rates across the Asia-Pacific region. While economic conditions in many of these countries have improved, our business, results of operations and financial condition could be materially and adversely affected if there are economic downturns in these Asian or other countries in future.

Currency fluctuations could adversely affect our results of operations

     Although a major part of our outstanding debt and guarantee obligations are denominated in currencies other than Hong Kong dollars, we have entered into a series of hedging transactions to swap these liabilities back into the Hong Kong dollar or US dollar. The Hong Kong dollar has been pegged to the US dollar since 1983. However, there is no assurance that such a peg will be maintained in the future. Therefore our results of operations and ability to discharge our obligations could be adversely affected by the discontinuation or revaluation of the peg between the Hong Kong dollar and US dollar.

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

Exercise of influence over us by our Chairman or CNC may conflict with the interests of other holders of our shares and ADSs

     Li Tzar Kai, Richard is our Chairman and is also chairman and chief executive of the Pacific Century Group and chairman of Pacific Century Regional Developments Limited, or PCRD. As at April 30, 2005, Li Tzar Kai, Richard was deemed to be interested in approximately 26.33% of our issued share capital under the Hong Kong Securities and Futures Ordinance, or the HKSFO. See “Item 6.E. “Share Ownership.” As a result, Li Tzar Kai, Richard may be considered to have significant influence over us.

     In addition, as at April 30, 2005, CNC held, through China Netcom (BVI), approximately 20% of our issued share capital. See “Item 7.A. Major Shareholders.” Additionally, as at April 30, 2005, CNC held more than 70% of China Netcom Group Corporation (Hong Kong) Limited, or CNC HK, a Hong Kong-listed subsidiary of CNC, which also engages in telecommunications activities in the PRC and Asia-Pacific. As such, CNC might face a potential conflict of interest if there are new business opportunities which are suitable to CNC HK and us.

     Major business decisions, such as our expansion and investment decisions and changes to our legal and capital structure, require the approval of our Board of Directors. Li Tzar Kai, Richard and/or CNC may be considered to be able to influence these decisions and other matters relating to us. The interests of Li Tzar Kai, Richard or CNC may conflict with the interests of other holders of our shares and ADSs.

      Further, any such influence of Li Tzar Kai, Richard or CNC, if exercised, may:

  delay or prevent a change in control of PCCW;

  impede a merger, consolidation, takeover or other business combination involving PCCW; or

  discourage a potential acquirer from making an offer or otherwise attempting to obtain control of PCCW.

     Although we believe that our relationships with Li Tzar Kai, Richard, the Pacific Century Group and CNC provide us with significant business advantages, these relationships result in various related party, or “connected” transactions. See “Item 7. Major Shareholders and Related Party Transactions” for more details.

     Further, the interests of Li Tzar Kai, Richard may conflict with the interests of CNC as a majority shareholder of CNC HK which may inhibit our operations and delay the process in implementing or developing new business opportunities and this could have an adverse effect on our business, financial condition and results of operation.

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

You may not be able to participate in rights offerings and may experience dilution of your holdings

     We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities underlying these rights are either exempt from registration under the Securities Act of 1933, or Securities Act, with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

     If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

ITEM 4.  INFORMATION ON OUR COMPANY

A. History and Development

     In April 1979, we were incorporated as a Hong Kong company with limited liability under the name Ring Holdings Limited and subsequently changed our name to Tricom Holdings Limited. Our ordinary shares were first listed on The Stock Exchange of Hong Kong Limited, or SEHK in 1994. Our registered office is located at 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong. Our telephone number is (852) 2888 2888.

     Until mid-1999, we were primarily engaged in the marketing, sale and provision of technical support for telecommunications and data communications products. In August 1999, pursuant to a group restructuring, the Pacific Century Group acquired a substantial interest in us. At the time of the acquisition, the Pacific Century Group was a group of companies controlled by Li Tzar Kai, Richard or companies over which Li Tzar Kai, Richard had a significant influence. In connection with the restructuring, we transferred all of our then current businesses, other than our customer premises equipment, or CPE, business, to our former principal shareholder. We changed our name to Pacific Century CyberWorks Limited and acquired a 60% equity interest in Pacific Convergence Corporation, Ltd., or PCCL, from the Pacific Century Group. PCCL and its subsidiaries conduct certain of our business-to-consumer businesses. We also acquired PCCW Properties Limited, a holding company that develops and invests in commercial and residential real estate projects in Hong Kong and the PRC.

     In August 2000, we acquired HKT, previously known as Hong Kong Telecommunications Limited and subsequently known as Cable & Wireless HKT Limited, Hong Kong’s leading provider of telecommunications services. At the time of HKT’s acquisition, HKT’s communications-based businesses consisted of local and international voice and data communications services, mobile services and Internet and e-commerce services. HKT’s ordinary shares were listed on SEHK and in the form of ADSs on the New York Stock Exchange, Inc., or the NYSE. HKT is now an indirect wholly owned subsidiary of PCCW. PCCW’s major operating subsidiary is HKTC, which was acquired as part of the acquisition of HKT. On August 9, 2002, we changed our name from Pacific Century CyberWorks Limited to PCCW Limited in order to align the legal name of PCCW with its logo and brand. Our Chinese name remains unchanged.

     HKTC was incorporated as a private limited company in Hong Kong in 1925 to acquire part of the business of China and Japan Telephone and Electric Company Limited, which had operated Hong Kong’s first public telephone services since 1882. In the same year, HKTC was awarded the sole right to provide Hong Kong’s local telephone services for 50 years. This right was subsequently extended to 1995. Following the expiration of HKTC’s monopoly on fixed-line telephone services in Hong Kong in 1995, OFTA issued a non-exclusive FTNS license to HKTC and three other companies to provide fixed telecommunications network services on a competitive basis. See “Item 4.B. Business Overview–Regulation.”

     In February 2001, we formed a strategic alliance with Telstra, which provided for, among other things, the formation of Reach and the purchase by Telstra of a 60% interest in Joint Venture (Bermuda) No.2 Limited (Regional Wireless Company, or RWC). Reach is a 50:50 joint venture between Telstra and us and is a leading wholesale provider of voice, data and Internet connectivity services in the Asia-Pacific region. RWC owns the Hong Kong wireless communications business contributed by us. After Telstra’s purchase, we owned the remaining 40%

of RWC until we sold it to Telstra on June 28, 2002. On April 16, 2005, we agreed with Telstra and Reach on a new operating model under which Reach would operate as an outsourcer of telecommunications network services for our group and the Telstra Group. See “Item 4.B. Business Overview–Alliances–Telstra Alliance.”

     On April 22, 2004, we announced our intention to effect a capital reduction by eliminating the entire sum standing to the credit of the share premium account of PCCW Limited. The proposal was approved by shareholders at our extraordinary general meeting held on May 19, 2004 and confirmed by the High Court of Hong Kong on August 3, 2004. The capital reduction gave rise to a credit of approximately HK$173,465 million, based on the share premium account of PCCW Limited on an unconsolidated basis as at June 30, 2004. Such credit was applied in writing off the accumulated losses of PCCW Limited of approximately HK$152,932 million, and the remaining balance of approximately HK$20,532 million was transferred to a special capital reserve created by us, the application of which is subject to the conditions imposed by the High Court. The capital reduction represented the completion of a necessary technical formality in order to permit the payment of dividends, as and when our Board of Directors considers it appropriate. We declared and paid an interim dividend in an amount of HK$0.055 per share to our shareholders in November 2004, and our Board of Directors have recommended, subject to the approval of our shareholders at the forthcoming annual general meeting, the payment of a final dividend of HK$0.096 per share for the year ended December 31, 2004. However, there can be no assurance that dividends will be declared or paid in the future. We may be unable to, or our Board of Directors may decide not to, pay dividends on our ordinary shares in the future.

     In May 2004, we sold to Dong Fang Gas Holdings Limited, or DFG, a company listed on the SEHK, the property assets and related businesses of our Infrastructure division, comprising Pacific Century Place Beijing, PCCW Tower, Paramount Building and the development rights in Cyberport. The consideration of HK$6,557 million was satisfied by the issue to us of HK$2,967 million in shares of DFG (representing approximately 93.42% of the increased share capital of DFG following such share issue) and HK$3,590 million in notes convertible into DFG shares. After the sale, DFG was renamed Pacific Century Premium Developments Limited, or PCPD. As at April 30, 2005, we held 61.66% of the issued share capital of PCPD as a result of share disposals in April, October and November 2004 and the conversion in March 2005 of a HK$1,170 million convertible note into shares of PCPD, being one of two convertible notes received in the sale to DFG. On February 7, 2005, Partner Link, a wholly owned subsidiary of PCPD, sold PCCW Tower for HK$2,808 million. See “Item 4.B. Business Overview–Infrastructure.”

     On January 13, 2005, the TA released the decision on moving HKTC to an ex post regime which would be implemented by issuing to HKTC a new FC license. The FC license would eliminate the prior approval requirement for tariff revisions, remove language relating to dominance, and remove language redundant with the Telecommunications Ordinance. Tariff notifications would be filed one day before the revisions became effective and would replace the previous prior approval process. Notifications cover discounts, bundles, promotions, and other tariff changes. On January 14, 2005, HKTC exchanged its FTNS license for the new FC license.

     On April 1, 2005, China Netcom (BVI) subscribed for 1,343,571,766 new ordinary shares in us at a price of HK$5.90 per share, representing approximately 20% of our enlarged issued share capital. The proceeds of the subscription were approximately HK$7,927 million (before deduction of expenses). Subject to our capital investment procedures and the identification of appropriate investment opportunities, we intend to invest up to HK$5,000 million of these proceeds in telecommunications opportunities in the PRC. The remainder will be used for reducing our debt and general corporate purposes. Under the terms of the CNC Subscription Agreement, CNC has been granted certain rights, including the right to nominate three Directors and anti-dilution rights.

B. Business Overview

     We are the largest telecommunications service provider in Hong Kong and one of Asia’s leading integrated communications companies, with turnover for the year ended December 31, 2004 of HK$22,895 million.

       Our business comprises the following principal segments:
  Telecommunications Services, or TSS–We are Hong Kong’s leading provider of fixed-line telecommunications services, which include local telephony, IDD, Internet access, pay television and multimedia content.

  Business eSolutions–We offer systems integration, applications development, network integration and application-management services, information technology, or IT, solutions, business broadband Internet access, directories businesses, hosting and facilities management services and Internet data centers within Hong Kong and the PRC.

  Infrastructure covers our property portfolio in Hong Kong, such as the Cyberport development, and in the PRC, which is principally held by PCPD. We had a 61.66% interest in PCPD as at April 30, 2005.

  Others includes our overseas and other investments.

     In addition, through a strategic alliance with Telstra, we own a 50% interest in Reach, which provides wholesale international communications infrastructure services primarily within the Asia-Pacific region. We sold our remaining 40% equity interest in RWC to Telstra on June 28, 2002. See “Item 4.B. Business Overview–Alliances–Telstra Alliance.”

     The table below sets forth our turnover by business segment for the years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,

	2004	2003	2002

	(HK$ million)

TSS	15,227	16,572	18,007
Business eSolutions	2,701	2,326	2,234
Infrastructure	5,863	4,600	685
Others	372	426	793
Less:
Eliminations	(1,268)	(1,374)	(1,607)

	22,895	22,550	20,112

     The table below sets forth our turnover by geographic area for the years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,

	2004	2003	2002

	(HK$ million)

Hong Kong	21,105	21,172	19,063
The PRC (excluding Hong Kong) and Taiwan	1,468	948	701
Others	322	430	348

	22,895	22,550	20,112

      Telecommunications services (TSS)

     TSS is the leading provider of fixed-line telecommunications services in Hong Kong. Utilizing optic fiber, HKTC has the most extensive digital network in Hong Kong and broadband coverage passing more than 95% of Hong Kong homes and accessing all major business areas in Hong Kong.

     TSS is focused on growth through investments in data transmission services, broadband access lines services and value-added services. The unit has also implemented efficiency improvements and improved marketing efforts to reduce costs and enhance customer service, which we consider a key feature that sets TSS apart from its competitors. TSS provides a wide range of services, including:
  Local Telephony Services–TSS is the leading provider of fixed-line services in Hong Kong, with the most extensive digital network in Hong Kong and a broadband capability that covers almost all Hong Kong’s residential and commercial buildings.

  Local Data Services–Within Hong Kong, TSS provides a backbone for corporate data networks and provides high speed data services to other service operators, offering broadband-based Internet Protocol-Virtual Private Network, or IP-VPN, frame relay and Asynchronous Transfer Mode, or ATM, services that allow high volume transmissions of integrated data, voice and video traffic for corporate networks.

  International Telecommunications Services–TSS provides outgoing IDD, termination of incoming international calls, retail international private leased circuits, or IPLCs, and international data services.

  Other Services–Consists primarily of sales of network equipment, CPE and connectivity products, technical and maintenance subcontracting services and our contact centers unit.

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

     HKTC completed the digitalization of its network in 1993. Currently, all of the network transmission links for exchange junctions are digital and all exchange equipment incorporates digital technology. As a result, HKTC’s network is capable of supporting a wide range of circuit and packet switched data services. These services enable a single line to be used for simultaneous voice and data communication and facilitate the provision of various customer services such as voice, data, video services, Integrated Services Digital Network, or ISDN, services and enhanced customer-calling features.

     In early 1997, HKTC and its affiliates initiated their offering of ATM services in Hong Kong. ATM can manage the transmission of diverse kinds of traffic simultaneously within a network, including voice, data and video signals. In mid-1998, HKTC launched residential broadband access services and its broadband network coverage currently passes more than 95% of Hong Kong’s homes and all major business areas in Hong Kong utilizing fiber-to-the-building and digital subscriber line, or DSL, technology.

      As at December 31, 2004, HKTC’s core telecommunications network includes:

  2.57 million exchange lines and approximately 796,000 broadband access lines;

  an extensive optical fiber network covering most of Hong Kong, consisting of 725,000 core kilometers of fiber;

  236 advanced fiber telecommunications buildings, with high-bandwidth and resilient fiber optic cabling;

  212 telephone switches; and

  transmission plant and exchange equipment, such as computer hardware and back-up power supplies.

     HKTC is focused on providing a high level of service quality for its voice, data and broadband services, benchmarking its performance against the leading global operators. This is reflected in its 99.999% network availability during the year ended December 31, 2004, based on HKTC’s internal quality assurance reports.

     HKTC currently plans to develop a multi-service IP platform by 2005. This platform is aimed at facilitating the delivery of next-generation services that integrate voice, data, Internet, metro IP services and other high-bandwidth applications while providing significant cost advantages and scale efficiencies in service provision.

   Products and Services

      Local Telephony Services

     Local telephony services accounted for approximately 35% of TSS’s turnover for the year ended December 31, 2004 and consisted of retail public-switched fixed-line local telecommunications services, value-added services and wholesale interconnection services provided to other telecommunications carriers and service providers.

     According to OFTA, as of January 2005, the telephone density in Hong Kong was 54.7 lines per 100 people, or 54.7%, which was among the highest in the world. OFTA reported that there were approximately 3.8 million exchange lines in Hong Kong in December 2004 representing a decline of approximately 1.1% from the prior year. The decline in the number of direct exchange lines in service we operated during the year was due to a combination of factors including competition from other fixed-line operators and users substituting exchange lines with broadband access lines and wireless telecommunication services.

     Exchange Line Services. TSS provides retail public-switched fixed-line local telecommunications services to residential and business customers, for which it charges its retail customers a fixed monthly exchange line rental fee. Since January 2001, the tariffs for residential exchange lines and business exchange lines have been HK$110.00 and HK$128.80, respectively. These basic exchange line tariffs have remained at the same levels, although we also offer various service packages incorporating value-added features at differing rates. In addition to charging a basic tariff, HKTC also charges customers for the installation and relocation of exchange lines.

     As at December 31, 2004, based on our estimates and OFTA’s statistics, TSS’s market share of exchange lines in service in Hong Kong was approximately 68%, representing approximately 67% of residential exchange lines and approximately 69% of business exchange lines. As at December 31, 2003, we had approximately 73% total market share, 73% of residential exchange lines and 73% of business exchange lines.

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

     The following table indicates the number of exchange lines leased by TSS as at December 31, 2002, 2003 and 2004:

	As at December 31,

	2004	2003	2002

	(in thousands)
Lines in Service:
Business lines, including IDA lines	1,144	1,236	1,336
Residential exchange lines	1,423	1,543	1,802

Total	2,567	2,779	3,138

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

  Short Messaging Service, or SMS–This enables the sending and receiving of text messages in either the English or Chinese language between fixed to fixed and mobile telephones. This NGFLS requires a SMS-capable telephone set.

  Personal Assistant–This service comprises a voice-activated phonebook, voicemail retriever that enables access to fixed and mobile telephone voicemail systems, reminder function and information retrieval.

  Auto Receptionist–This NGFLS, targeted at small and medium sized businesses, utilizes an Interactive Voice Response System, or IVRS, to provide call routing and enquiry response services.

     Approximately 746,000 residential exchange lines and 223,000 business exchange lines had signed up to NGFLS as at December 31, 2004. The average monthly net line loss has been significantly decreased since the new services were launched.

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

  the per call/minute fees payable by other local carriers for the origination or termination of voice or dial up Internet traffic on TSS’s network;

  the origination, termination and transit of mobile voice traffic; and

  the termination of dial-up Internet traffic to Internet Service Providers, or ISPs.

     Most of the retail public switched fixed-line telephone network traffic in Hong Kong is carried on HKTC’s network by virtue of its extensive network coverage, significant ownership of “last mile” access and large customer base.

      Local Data Services

     Local data services accounted for approximately 29% of TSS’s turnover for the year ended December 31, 2004 and consisted of local leased circuits, data services and the provision of broadband access lines utilizing HKTC’s fiber optic and digital subscriber line network.

     Local Leased Circuits. TSS supplies local private leased telecommunications circuits to other service providers, allowing point-to-point connection for voice and data traffic between two or more separate points. A large number of local circuits are leased by the other fixed-line and mobile carriers to connect their network facilities, as well as by ISPs that need to connect to local and international Internet exchanges. The balance of the leased circuits is provided to corporate customers such as banks which require private network telecommunications facilities. TSS also provides the local connections for its own and other carriers’ international private telecommunications circuits. Lease rates for local telecommunications services are determined by levels of bandwidth, customization, service availability and customer support, as well as volume pricing discounts.

     Data Services. TSS provides customers with managed end-to-end data transmission facilities, including point-to-point, point-to-multipoint, or polling, and broadcast services within Hong Kong. HKTC’s network also supports frame relay, ATM and IP-VPN data services that allow high volume transmissions of integrated data, voice and video traffic for corporate networks. In addition, HKTC offers a dedicated network for connecting multiple sites for data, Internet and intranet applications and provides managed router services to facilitate wide area network management services. Customers incur monthly charges for use of these services based on levels of bandwidth, customization, service availability and customer support, as well as volume pricing discounts.

     In November 2003, TSS launched its IP-VPN-based Convergence service. This utilizes a personal computer-based application that integrates with email clients to allow customers to manage the routing of incoming fixed or mobile telephone calls and to access their voicemails and fax messages from one interface. A further enhancement was made in 2004 that expanded the call and message management capacity from individual-based communication to group-based communication.

     Datapak Circuit Switched Service. Datapak Circuit Switched Service is an ISDN service providing high bandwidth with the flexibility of both voice and data dial-up communication, enabling users to select various destinations for voice, data and video images. Applications include:

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

     Broadband Internet Access. We are one of Asia’s leading broadband providers. Hong Kong had an estimated 1,484,486 registered broadband Internet-access customers from households and offices at December 31, 2004, based on statistics from OFTA. As at December 31, 2004, our retail and wholesale broadband customers were approximately 796,000. Broadband access lines are leased to other service providers, which package local-access lines with content services for their own customers. Usage-based, flat-rate and level-of-service broadband packages are tariffed and provided on a non-discriminatory basis.

     The following table shows the total numbers of TSS’s broadband access lines in service as at December 31, 2002, 2003 and 2004.

	As at December 31,

	2004	2003	2002

	(in thousands)

Total Broadband Access Lines Leased	796	703	559

     NETVIGATOR. Our Internet services in Hong Kong are offered through our “NETVIGATOR” brand, which had a consumer broadband customer base of 660,000 at December 31, 2004, representing an increase of 28% from 517,000 as at December 31, 2003.

     In September 2003, we launched now Broadband TV, a pay-television service delivered over our broadband network to our broadband customers. The service offers more than 60 channels of English- and Chinese-language television programming covering news, entertainment, lifestyle, children and sports categories and music channels. Customers can choose to subscribe to any or a combination of channels, with no basic monthly fee. We extended our pay-TV service into the commercial arena in 2004, including over 10,000 Hong Kong hotel rooms and screens in a number of other hospitality outlets, such as restaurants. As at December 31, 2004, approximately 361,000 now Broadband TV services were installed.

     We also provide broadband Internet access at over 350 wireless hotspot locations in Hong Kong, such as cafes, restaurants, shopping malls, stations along the MTR Corporation’s Airport Express route and throughout public areas at Hong Kong International Airport. In September 2003, we launched NETVIGATOR Inflight service, offering customers access to email on their personal computers while on board Cathay Pacific flights. As at December 31, 2004, over 60 aircraft had been equipped to provide NETVIGATOR Inflight services. NETVIGATOR also offers various value-added services such as Parental Control, which filters undesirable Internet material and provides internet access time-control for parents; NETSee, enabling video Internet communications and home-monitoring features; Mailguard, to block unwanted e-mails; and NetAlbum, which stores digital images and videos.

     now.com.hk. This is a broadband entertainment internet portal launched in September 2001, which is available to NETVIGATOR users. It offers streamed multimedia services, such as television and radio programs, at speeds of up to 800Kbps. It also offers games, a “virtual clubhouse” and an “avatar” feature that enables users to build an online image from a choice of hairstyles and clothes. The number of now.com.hk customers totaled approximately 198,000 as at December 31, 2004, representing a 16% increase from 170,000 as at December 31, 2003.

      International Telecommunications Services

     International telecommunications services accounted for approximately 16% of TSS’s turnover for 2004. These services consisted primarily of retail international services provided by TSS.

     IDD Services. TSS provides IDD calling services, operator assisted overseas calls and calling card services to both business and residential customers in Hong Kong. TSS currently offers a choice of IDD calling services targeting different customer segments: its “001” premium service and its “0060” service. IDD services are charged on a per 6-second basis depending on the location called.

     Competition in the IDD services market has increased significantly since the introduction of services- and facilities-based competition in Hong Kong in 1999 and 2000, respectively. This has resulted in significant declines in prices and in HKTC’s market share. There are now a large number of service providers holding non-exclusive licenses to provide international voice, fax, data and value-added network services, as well as international calling-cards and virtual private network services. In addition, licensed carriers can install their own facilities and service providers can purchase international transmission capacity, wholesale switched minutes and leased-circuit capacity from international carriers other than Hong Kong Telecom International Limited, or HKTI, (now known as Reach Networks Hong Kong Limited, or Reach Networks).

     International Private Leased Circuits. TSS supplies IPLC services to retail customers, allowing point-to-point connection for voice and data traffic between two or more points. TSS leases the international capacity for its retail IPLCs from other providers, primarily Reach, which it then separately packages with its own local capacity to create a fully integrated international leased circuit. Customers incur monthly charges for use of these services based on levels of bandwidth, customization, service availability and customer support, as well as volume pricing discounts. See “–Regulation.”

     As a result of the introduction of the international facilities-based competition from January 2000, retail IPLC prices fell substantially. TSS aims to increase its market penetration of end-to-end retail IPLC services. For example, TSS intends to provide IP-based private network services and to continue to upgrade its customer care program to improve customer service and satisfaction.

     TSS provided international managed bandwidth services and IPLC services to more than 150 destinations at December 31, 2004. In June 2003, we announced an agreement with China Telecommunications Corporation enabling us to offer customers a one-stop-shop for handling their data communications requirements between Hong Kong and any destination in the PRC. This covers ordering, billing and fault-reporting for services including IPLCs, ATM, frame relay and IP-VPN. Previously, customers had to make their own, separate arrangements with their telecommunications providers in Hong Kong and the PRC for such services.

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

     IP-VPN and Managed Firewall Services. In March 2002, TSS launched its IP-VPN service in the PRC and throughout the Asia-Pacific region. Since then, the service coverage has been extended to 32 countries worldwide. Supporting multiple services, with speeds of 64Kbps to 1Gbps, this provides customers with a private IP network.

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

     International Asynchronous Transfer Mode Services. This technology supports multimedia services, providing a single, high-speed, broadband digital platform that integrates various types of traffic. Customers using ATM services can reconfigure their bandwidth demands according to traffic patterns. ATM network is best used to provide regional network backbones, video broadcasting network or bandwidth on demand applications.

     As a packaged solution, our managed data services can monitor our customers’ networks and alert them if problems arise between their networks and our managed circuits.

      Other Services

     Other services accounted for approximately 20% of TSS’s turnover for the year ended December 31, 2004. It consists primarily of turnover from the sale of network equipment, CPE and connectivity products and services, fees for technical and maintenance subcontracting services and income from our contact centers business.

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

     TSS also supplies a range of PABX equipment, personal computers, data communication equipment, home-use cordless telephones, mobile telephones, digital cameras and LCD TVs. It leases certain products to customers, such as basic telephone sets and business exchange equipment. In addition, it designs and provides individualized telecommunications systems that integrate voice and data-switching equipment from various suppliers and supplies and installs local and wide area data network equipment. It does not manufacture telecommunications equipment.

     Contact Centers. We believe that our contact centers are one of Asia’s largest and most advanced 24-hour contact management businesses. We have contact centers in Hong Kong, Guangzhou and Taipei and related facilities and technology management operations in Beijing and Shanghai. Our contact centers handle approximately 10 million calls each month and this business is comprised of Customer Front Office, which serve our own fixed-line and Internet customers, and Teleservices, which handles design, build and maintenance of contact centers as well as providing outsourcing services for external customers.

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

     BtNAccess. Beyond The Network Limited, or BtN, our indirect wholly owned subsidiary, offered IP-based end-to-end communications solutions to enterprise customers over its own global IP Multi Protocol Label Switching (or

MPLS) -enabled network. We acquired a satellite-based network communication solutions provider, Telecommunications Technology Investments Limited, or TTIL (now known as BtN Access Limited), which we called Corporate Access, in March 2001 for approximately HK$803 million. In April 2003, BtN was amalgamated with our Corporate Access business unit to form BtNAccess.

     BtNAccess, a bandwidth reseller and telecommunications and IP solution integrator, offers a suite of products, including Internet access, VoIP, MPLS virtual circuit connectivity (VPN), Hosted PBX Service, managed routers and content delivery network solutions through its branded “BtN Multi-Service IP Port.” BtNAccess’s network extends to 40 points of presence in North America, Europe, the Middle East, Africa and Asia, and it has offices in the USA, Europe and Hong Kong. This is a result of organic growth as well as through its acquisition of certain assets of Ardent Communications Inc. in June 2002. The customers of BtNAccess include emerging carriers, ISPs, Internet content providers and application-service providers as well as small and medium size enterprises in the USA and Europe.

     Cascade. Cascade Limited, or Cascade, our indirect wholly owned subsidiary, is a technical services company which was created in 2002 from within our network and services business division. Launched on January 1, 2003, Cascade provides our network operations with support and maintenance services.

     Other Cascade services include network infrastructure design, build-out and maintenance, consulting solutions, customer installation and maintenance services, project and network management, billing and operating systems development and maintenance and technical support. As part of our TSS segment, Cascade designs, builds and maintains ATM and other networks for banks, as well as operating systems for share trading, airports, IT companies and major transport and infrastructure corporations. In 2004, Cascade was awarded two new TL9000 certificates together with Best Practice Award from Hong Kong’s Best Practice Management Group and Q-Mark Certification from the Federation of Hong Kong Industries.

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

     UniHub targets four key business sectors: public, finance, communications and enterprise. Employing an experienced team of information technology professionals, its service scope includes systems integration, IT operation and platform outsourcing, logistics and fulfillment services and information security solutions. To support its focus on expanding into the PRC, UniHub has established a software development center in Guangzhou in the PRC to provide enterprise solutions to customers across the PRC and Taiwan.

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

  the development of a nationwide enterprise resource planning information system for China Mobile Communications Corporation for improved resource sharing and enhanced monitoring;

  the provision of a range of technical infrastructure related IT solutions and operational support for Hong Kong Government’s Social Welfare Department;

  the provision of document imaging and hosting services for GE Money to enhance operation efficiency of its business process in Hong Kong;

  the development of major IT systems for the new Sands Macau casino;

  the development of retail management system and provision of IT and T support for an international retail chain which consists of 13 outlets in the PRC and Hong Kong;

  the implementation of core banking solution for a Hong Kong bank in the PRC;

  the design, development and construction of an award winning data center for a major telecommunications operator in the PRC; and

  the design and building of a full-scale call center for one of the largest non-state owned banks in Shanghai.

     UniHub’s innovation behind the Hong Kong Government’s Smart Identity Card System won an award for Breakthrough Implementation at the Card Technology & Security Technology Annual Exhibition in Washington DC in April 2004. In addition, the system also won a Gold Award in the 6th IT Excellence Awards organized by the Hong Kong Computer Society and the e-Government & Services category of the Asia Pacific Information and Communications Technology Awards in August and December 2004, respectively.

     In June 2003, we formed UCITC as a subsidiary co-owned with China Telecommunications Corporation, or China Telecom, to provide IT solutions to large organizations in the PRC. Our subsidiary, in which we hold a 76.43% interest, owns a 50% interest of UCITC. During 2004, UCITC has concentrated its efforts in the telecommunications industry with China Telecommunications Corporation and its related companies as our major customers.

     We have interests in a network of Internet data centers with facilities located in Hong Kong, Beijing and Shanghai. These data centers are focused on providing a secure and reliable environment in managed hosting services, security services, network and facilities management and monitoring.

     We operate one of Hong Kong’s largest data center facilities under Powerb@se, a premium-service brand, which had approximately 1,000 customers at December 31, 2004, including major corporate and public sector institutions requiring mission-critical solutions. Launched in 2000, Powerb@se operates from a purpose-built data center in Quarry Bay, Hong Kong. Powerb@se has earned a Sun Microsystems’ SunTone(SM) Certification for service quality and in 2002, UniHub received a British Standards Institution Certificate on Information Security Management System (BS 7799-2). In December 2003, PCCW was named as the Gold Performer in Hosting and Data Center Services by Asia Computer Weekly.

Directories business

     We also operate PCCW Directories Limited, or PCCW Directories, an indirect wholly owned telephone directory advertising business in Hong Kong and one of the market leaders in directory publications in Asia. PCCW Directories is the official publisher of the Hong Kong Yellow Pages, White Pages and Fax Directory. It also offers online services, including those operated at ‘yp.com.hk’.

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

Infrastructure

     This business area is principally engaged in the development and management of property and infrastructure projects and owns a property portfolio in Hong Kong and the PRC. It is focused on increasing financial returns from our property assets and also engages in developments such as the Cyberport project now underway in conjunction with the Hong Kong Government.

     Infrastructure turnover is principally derived from property development projects and rentals from investment properties leased to third parties, including space leased at Pacific Century Place Beijing and PCCW Tower in Hong Kong. We acquired long-term lease rights in PCCW Tower, a premium office block in Hong Kong, as a result of the acquisition of HKT which was subsequently sold to an independent third party at a consideration of HK$2,808 million on February 7, 2005.

     Infrastructure also provides property management services to third parties and our other businesses, including corporate premises planning, occupancy cost management and project management assignments.

     In May 2004, we sold to DFG, a company incorporated in Bermuda and whose shares are listed on SEHK, the property assets and related businesses of our Infrastructure division, comprising Pacific Century Place Beijing, PCCW Tower, Paramount Building and the development rights in Cyberport. The consideration of HK$6,557 million was satisfied by the issue to us of HK$2,967 million in shares of DFG, (representing approximately 93.42% of the increased share capital of DFG following such share issue) and HK$3,590 million in notes convertible into DFG shares. After the sale, DFG was renamed Pacific Century Premium Developments Limited. As at April 30, 2005, we held 61.66% of the issued share capital of PCPD as a result of share disposals in April, October and November, 2004 and the conversion in March 2005 of a HK$1,170 million convertible note into shares of PCPD, being one of two convertible notes received in the sale to DFG.

     As a part of the transaction, we assigned to PCPD approximately HK$3,529 million in shareholder loans owed to us by members of the Infrastructure division so that these loans are now owed to PCPD. However, the Cyberport Developer continued to owe us an unsecured, non-interest bearing and non-recourse loan of approximately HK$3,907 million, or Cyberport Loan, as at December 31, 2004 which was used to finance part of the Cyberport project. The Cyberport Loan is repayable on demand. The Cyberport Loan is non-recourse in that PCPD has no obligation under this loan other than to require the Cyberport Developer to repay this in priority to all other debts of the Cyberport Developer. When the Cyberport Loan is repaid, the Cyberport Developer will also pay to us, out of its surplus funds, an amount equal to its audited accounting profit (accrued up to May 10, 2004) in respect of the Cyberport project.

     In addition, we granted a right of first refusal to PCPD to jointly redevelop with us certain telephone exchange sites currently held by us under long-term leases if and when such redevelopment rights are obtained by us. Nearly all of the leases relating to such exchanges are special purpose leases granted by the Hong Kong Government which contain restrictions on use and on transfer. See “Item 4.D. Property, Plant and Equipment.” We may in the future seek the Hong Kong Government’s approval to redevelop certain of these telephone exchange sites for other uses. However, there is no assurance that any such redevelopment rights will be obtained by us and, if obtained, whether the terms of such redevelopment rights would be commercially acceptable to us.

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

      Under the agreement, the Hong Kong Government provided the site, while we are responsible for the provision and procurement of funds to complete the project. We do not acquire or pay for the right to develop the Hong Kong Government’s land and, accordingly, we do not have ownership of the site.

     The Cyberport project consists of two “portions” each developed in several phases. The “Cyberport Portion” consists of office towers, a retail center, a hotel and ancillary facilities. This portion was turned over to the Hong Kong Government on completion in accordance with our agreement with them. We have no ownership right in the Cyberport Portion and will not receive rental or other income from it.

     The first two phases of the Cyberport Portion, consisting of office and rental premises, were completed on schedule in 2002. The rest of the Cyberport Portion, comprising office space, the retail center and the Le Meridien Cyberport Hotel was completed in 2004. The Le Meridien Cyberport Hotel was officially opened on April 20, 2004.

     “Bel-Air” is the other portion of the Cyberport project. It consists of approximately 2,800 residential units, and construction commenced in 2002. Phase one was completed in 2004 and the remaining phases are expected to be completed between 2005 and 2008. The development right entitles us to receive a percentage of the surplus proceeds from the sale of Bel-Air. These proceeds will be shared by the Hong Kong Government and us based on a ratio determined by our respective contributions to the Cyberport project as described below. The residential units may be pre-sold prior to their completion. Pre-sales of residential units in the first two phases commenced in early 2003, with all 1,204 residential units being sold. Together with the phases launched in 2004, more than 1,760 residential units had been sold by December 31, 2004.

     We have agreed to design, develop and construct the Cyberport project for a maximum fixed cost of approximately HK$15.8 billion, subject to certain adjustments, in accordance with an agreed timetable. The maximum fixed cost was based on a cost assessment conducted by professional quantity surveyors. We are obligated to fund the entire cost of the Cyberport project, as well as other project expenses, to the extent that these costs and expenses are not funded by the sale or pre-sale proceeds from Bel-Air or other specified project income. We are also obligated to fund certain other expenses and any cost overruns, which include any costs above the maximum fixed cost. Cost overruns and these other expenses must be funded from our own resources and cannot be funded by pre-sale or sale proceeds from Bel-Air or other project income.

     We have also agreed to indemnify the Hong Kong Government against certain losses, claims and expenses, and other items, including, for example, any losses caused by or arising as a result of our negligence or a breach by us of our obligations under the project agreement. This indemnity remains in effect following the transfer of our interest in the Cyberport Developer to PCPD. The agreement may be terminated by the Hong Kong Government under certain circumstances, including upon our default on the agreement.

     Under the agreement, proceeds from the sale of Bel-Air and other agreed project income will be used to pay (i) construction costs of the Cyberport Portion first, and then construction costs of Bel-Air and (ii) certain other agreed project expenses and other items, all in priorities specified in the agreement. After the payment of these items and setting aside agreed reserves, and after completion of the Cyberport Portion, any surplus proceeds will be shared between the Hong Kong Government and us in accordance with our respective contributions to the Cyberport project.

     The Hong Kong Government’s contribution is the value of the site for Bel-Air contributed by it as determined under the agreement (approximately HK$7.9 billion). Our contribution is the aggregate amount of construction cost and other agreed project expenses funded by us out of our own resources. A number of items shall be excluded when calculating our contribution including, for example, (i) funding financed by the pledging of our development right, (ii) any cost overruns and certain other expenses and (iii) any amount funded from Bel-Air sale proceeds or other project income. The respective contribution ratios of PCPD and the Hong Kong Government are approximately 35.5% and 64.5% . Our total investment in the Cyberport project totaled approximately HK$4,428 million as at December 31, 2004.

     In August 2004, the first portion of the surplus proceeds totaling HK$2,595 million was allocated between the Hong Kong Government and PCPD. PCPD received approximately HK$920 million in surplus proceeds, which was used to partially repay the Cyberport Loan. We believe that the proceeds from the sale of residential units should be sufficient to fund the future construction costs and project expenses. However, we may have to provide additional funding if such proceeds are not sufficient. The amount of additional funding required may be significant and will depend on a variety of factors including, for example, the timing of pre-sales and sales of the residential units, the demand for and pricing of these residential units and overall costs of, and expenditures relating to, the Cyberport project.

      Pacific Century Place, Beijing

     We are the majority owner and developer of Pacific Century Place in Beijing, a business, retail and residential complex with a total gross floor area of 212,713 square-meters. It is held as an investment property and leased to third parties. Pacific Century Place Beijing is home to multinational commercial tenants and IBM and Nokia are the major tenants of the two office towers. The development also includes two apartment towers and an approximately 70,000 square-meter shopping arcade.

      PCCW Tower

     PCCW Tower was completed in 1994 and is part of an office and commercial complex in TaiKoo Place, Quarry Bay, Hong Kong. PCCW Tower includes a portion of the ground to the 3rd floors, the whole of the 4th to the 18th floors, the 20th to 42nd floors, as well as certain basement carparks and the apportioned common areas at PCCW Tower, totaling 620,147 square feet gross floor area. Key tenants include IBM and WPP Marketing.

     On February 7, 2005, PCCW Tower was sold by Partner Link, a wholly owned subsidiary of PCPD, for cash consideration of HK$2,808 million. Pursuant to a deed of rental guarantee, Partner Link guaranteed a net rental of HK$13,338,000 per month to the purchaser for five years commencing on the closing date of the sale. The purchaser appointed Pacific Century Paramount, another wholly owned subsidiary of PCPD, as the leasing agent and estate manager of PCCW Tower during the term of the deed of rental guarantee. The deed of rental guarantee can be terminated in limited circumstances, for example, if the appointment of Pacific Century Paramount as the leasing agent and estate manager is terminated by the purchaser. Partner Link will receive the actual rents and license fees paid by the tenants and licensees at PCCW Tower, including any amounts above the guaranteed amount. Pursuant to the deed of rental guarantee, Pacific Century Paramount and/or Partner Link is/are responsible for all expenses in respect of PCCW Tower, except for any expenditure of a capital or non-recurring nature, any expenditure for works required by any government department or other competent authority, certain taxes levied on the guaranteed rental and any insurance premium for which the purchaser will remain responsible.

Alliances

     We regularly evaluate the potential for ventures and alliances with leading companies that help us best serve our customers, while positioning ourselves for long-term growth in the changing telecommunications environment.

   CNC Alliance

     On January 19, 2005, we, CNC and CNC (BVI) entered into the CNC Subscription Agreement, whereby China Netcom (BVI) agreed to subscribe for 1,343,571,766 new ordinary shares to be issued by us. The new ordinary shares represented 20% of our enlarged issued share capital. On April 1, 2005, CNC through China Netcom (BVI) completed this subscription and became our second largest shareholder. The proceeds of the subscription were approximately HK$7,927 million (before deduction of expenses). Subject to our capital investment procedures and the identification of appropriate investment opportunities, we intend to invest up to HK$5,000 million of these proceeds in telecommunications opportunities in the PRC. The remainder will be used for reducing our debt and general corporate purposes.

     Pursuant to the CNC Subscription Agreement, CNC will be entitled to subscribe for additional ordinary shares, securities convertible or exchangeable into ordinary shares and/or any warrants or other rights to subscribe for ordinary shares in order to maintain its percentage ownership in the event of any issuance of these securities by us. The prices and terms upon which CNC will be entitled to subscribe for such additional ordinary shares, warrants or other rights will be the same as third parties subscribers.

     Under the terms of the CNC Subscription Agreement, we agreed to nominate Mr. Zhang Chunjiang, Dr. Tian Suning and Dr. Fan Xingcha to our Board of Directors, and they became Directors on April 1, 2005. In addition, Dr. Tian was named Deputy Chairman of the Board, and Mr. Zhang, Dr. Tian and Dr. Fan were named to certain Board committees.

     Pursuant to the CNC Subscription Agreement, we have set up a PRC Business Development Committee to advise on possible opportunities for expanding our operations in the PRC and monitor the use of funds allocated and approved by the Board or relevant committee for such opportunities. Subject to our capital investment procedures and the identification of appropriate investment opportunities, we presently intend to seek to invest up to HK$5,000 million to expand our operations in the PRC. CNC has the right to nominate two out of four members of this committee. We also agreed to establish an investment fund of up to US$100 million, and to seek third party investors with a view to increasing the size of the fund to US$300 million. The investment objectives of this fund will be value-added telecommunications services and operations in the PRC. We agreed that we would name a nominee of CNC as Co-Group Managing Director if our operations in the PRC ever constitute a substantial part of our group’s operations.

     In addition, we and CNC entered into a memorandum on February 24, 2005 setting out the parties’ intention to establish special working teams to explore cooperation opportunities in areas including, inter alia, broadband media, mobile communications, property development and directory business.

     Pursuant to the CNC Subscription Agreement, we are obligated to inform CNC if we intend to enter into certain businesses that would compete with CNC HK and discuss with CNC restructuring the business so that it would not compete with CNC or assist CNC in obtaining a waiver from its non-competition agreement with CNC HK. We also agreed in certain circumstances to discuss with CNC opportunities available to us with any entity licensed to provide fixed-line telecommunications services in the PRC relating to (1) the establishment of new joint ventures in the PRC in relation to (a) certain basic fixed-line telecommunications services which are considered of a strategic nature to us or involve a significant investment by us or (b) non-regulated services which involve a significant investment by us or (2) the disposal of a strategic business in the PRC. We are not bound to enter into any agreement with CNC or any member of the CNC Group as a preferred partner, and are not precluded from discussing or negotiating with any competitors of the CNC Group, or entering into any agreement or arrangement with them provided that we first notify CNC of the opportunity and enter into good faith discussions with CNC if CNC expresses an interest in being our partner in the proposed business development opportunity or disposal. We agreed we would not dispose of certain key assets without CNC’s consent.

     On January 19, 2005, we also entered into anti-dilution agreements with PCRD, Pacific Century Diversified Limited, or PCD, and Pacific Century Group Holdings Limited, or PCGH, which granted them similar anti-dilution rights as those granted to CNC. Those anti-dilution agreements were terminated on February 7, 2005, and the CNC Subscription Agreement was amended to reflect the termination of those agreements.

     Concurrent with the execution of the CNC Subscription Agreement, CNC also entered into shareholder agreements with each of PCRD, PCD and PCGH in which each of them individually agreed to a lock-in period with respect to their ordinary shares until April 1, 2006 and to procure, to the extent they are able, to ensure that we comply with our obligations under the CNC Subscription Agreement to nominate persons designated by CNC for the Board and certain Board committees.

   Telstra Alliance

      In February 2001, we formed a strategic alliance with Telstra, which provided for, among others:

  the merger of our international infrastructure assets with those of Telstra, to create Reach, a 50:50 joint venture and leading wholesale provider of voice, data and Internet communications infrastructure services in the Asia-Pacific region, for which we received US$1,125 million (approximately HK$8,775 million) in cash from Reach;

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

     The proceeds from the sale of our interest in RWC and the issue of the convertible note due 2005 were set-off in full against the amount due to Telstra by us for the redemption of the convertible bonds due 2007 with interest accrued thereon. Accordingly, no net proceeds arose from the sale of our interest in RWC.

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

     We have historically been a substantial acquirer of cross-border connectivity services supplied by Reach, and we acquired a significant amount of such capacity from Reach in April 2005. See “Item 5. Operating and Financial Review and Prospects–Overview–Development of Reach.”

     We and Telstra have equal representation on the board of directors of Reach so long as each party is at least a 35% shareholder. The right to appoint the chairman and deputy chairman rotates every two years so long as each party is a 35% shareholder, with Telstra currently having the right to appoint the chairman. The chairman does not have a second, or deciding, vote. In addition, there are limitations on both Telstra and our abilities to dispose of our interests in Reach. Until its expiry on February 7, 2004, an agreement between Telstra and us prohibited competition in international, cross-border connectivity infrastructure other than through Reach and also provided limitations to the investments that could be made by either party in related international connectivity infrastructure businesses.

     Reach is currently operating under extremely difficult market conditions, largely brought about by slower-than-expected growth in the demand for cross-border connectivity services, intense competition and excess capacity.

     On October 13, 2000, HKTC and Reach Networks entered into an international services agreement, or the International Services Agreement, for the provision of international connectivity services between Hong Kong and other countries. The amended terms of the International Services Agreement required HKTC to acquire 90% of our total annual purchases of “Committed Services” (defined as international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from Reach Networks at rates benchmarked at least annually to prevailing market prices until the repayment of the Reach Term Facility. On April 16, 2005, we agreed with Telstra and Reach on a new operating model under which Reach would operate as an outsourcer of telecommunications network services for our group and the Telstra Group. For further discussions on Reach, see “Item 3.D. Risk Factors–We will be susceptible to risks associated with Reach, our primary international connectivity services provider” and “Item 5. Operating and Financial Review and Prospects–Overview–Development of Reach.”

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

     PCITC also aims to expand into the process manufacturing sector to become a competitive information technology solutions provider and systems integrator in this area, both locally and abroad. PCITC generated turnover of approximately HK$356 million for the year ended December 31, 2004.

     In 2003, PCITC successfully obtained ISO 9001 quality standards certification for its operations. In 2004, PCITC obtained its “Class 2 Qualification for Computer Information System Integrator” from the Ministry of Information Industry in the PRC.

Other Investments

   U.K.

     We believe the U.K. broadband market has potential for growth, due to a relatively low level of households accessing the Internet via broadband compared to Hong Kong. Our indirect wholly owned subsidiary in the U.K., UK Broadband Limited, or UK Broadband, aims to provide reliable high-speed wireless broadband data and voice services, primarily to residential customers in major U.K. metropolitan areas who require high-speed data access either in a fixed or portable mode. The service offered is differentiated by being easier and quicker to install and competitively priced.

     The service was launched in May 2004 and provides coverage in the Thames Valley region of South East England to about 150,000 households. The revenue of phase one from sales of wireless broadband services was approximately HK$2 million in 2004 compared with nil in 2003. We intend to commence phase two in July 2005, which we estimate will extend the geographical footprint to West London.

   Taiwan

     We own a 56.56% equity interest in Taiwan Telecommunication Network Services Co., Ltd., or TTNS, a data network service provider holding Type-II Telecom Operator license issued by the Directorate General of Telecommunications, Republic of China. TTNS’ products include high-speed packet data using ATM, information networks, IP-VPN and Internet access supported by an extensive fiber-optic network.

     We believe TTNS is well positioned to provide mission-critical services to customers across financial, manufacturing and service industries. TTNS’ major customers are key financial institutions and large-scale enterprises in Taiwan, including the Over-the-Counter Securities Exchange Center in Taiwan, the Taishin Bank and the Formosa Group. TTNS has also successfully increased its footprint in the consumer market by providing Broadband Internet access.

   Japan

     In November 2000, we acquired approximately 80% equity interest in JALECO LTD., or JALECO, a JASDAQ listed company (JASDAQ Code: 7954). JALECO focuses predominantly on the development and publishing of console and mobile games. As at April 30, 2005, our interest in JALECO was 79.8% .

     During 2003 and 2004, JALECO successfully restructured its gaming business and exited certain legacy businesses.

   India

     Data Access (India) Limited, or Data Access, was incorporated in 1997 and is headquartered in New Delhi. Its principal business is the provision of international telecommunications services. In November 2003, we reduced our interest in Data Access from 73.99% to 35.4% . We have not been represented on its board of directors since April 2004. PCCL, our indirect wholly owned subsidiary, initiated a winding up petition before the Delhi High Court in relation to Data Access as a result of two unpaid loans owed by Data Access to PCCL. Proceedings are ongoing. See “Item 8A. Consolidated Statements and Other Financial Information–Legal Proceedings.”

Sales and Marketing

   Commercial Group

     The Commercial Group provides integrated communications services to commercial enterprises and the public sector in Hong Kong, as well as to multinational corporations in Asia. Our goal is to enhance our customers’ profitability by taking care of their communications needs so they can focus on their core businesses.

     The Commercial Group utilizes the aforementioned Business eSolutions, Cascade and contact centers to offer information technology and telecommunications solutions to small to medium-sized enterprises and corporate and global clients. Other channels within the Commercial Group that deliver information technology and telecommunications services are as follows.

     The commercial business channel provides total solution communications packages ranging from strategic planning to implementation and maintenance for customers in Hong Kong, including commercial enterprise customers and government departments. The commercial business channel is also responsible for providing wholesale services to telecommunications operators in Hong Kong.

     The global and regional business channel serves our multinational corporation customers, including a number of Fortune 500 companies with operations in Asia.

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

      Retail Shops

     Our shops are situated throughout Hong Kong, offering a full range of communications services together with advanced equipment ranging from top of the line computer hardware to fashionable mobile handsets and digital products. These shops have been upgraded with a concept designed to offer an enhanced shopping experience, combining modern decor with a systematic product and service display that encourages interactivity.

     In addition to retail shops, PCCW Retail Shops also take our products and services directly to the consumers via various channels, including roadshows, door-to-door direct sales teams and sales booths located in shopping malls and residential areas.

     PCCW Retail Shops won the 2004 Service and Courtesy Award from the Hong Kong Retail Management Association.

      PCCW Sales Call Center

     We operate the largest 24-hour sales call center in Hong Kong, enabling round-the-clock sales and service. Our consultative selling approach addresses customer needs, providing tailored solutions and user-friendly support. Our call center also plays an important role in customer retention, helping to build better relationships with our customers.

     In 2004, we won a number of customer service competitions, including the Hotline Service Gold Award from the Hong Kong Association of Customer Service Excellence and the “Best-in-Class” award from the Asia Pacific Customer Service Consortium.

      Partnership Sales

     This sales team extends the consumer sales channel network to more than 1,000 business agents in Hong Kong. Through this channel, banks, department stores, convenience shops and computer agents offer PCCW phone cards, network services, computer hardware and accessories.

      No. 1 Club

     We further encourage customer loyalty through our No. 1 Club, a program to recognize and reward our valued individual customers, where eligible members earn No. 1 points based on their spending on our fixed-line, IDD, Internet products, now Broadband TV and services and purchases made at our retail outlets.

     The Club offers discounts at our shops and special promotions from other merchants to approximately 1 million of our customers. Members can use a dedicated 24-hour hotline and receive notice about our new products and services.

Competition

     The implementation of the Hong Kong Government’s policy to liberalize the telecommunications industry has resulted in intense competition in the markets for local and international services. Competition from providers of fixed exchange line services and resellers, including those whose operations may be augmented through strategic alliances with global and/or foreign strategic partners, has materially increased in the past several years. Also, mobile telecommunications prices have declined sufficiently so that customers are now more likely to substitute mobile telecommunications services for residential local exchange services. The market for IDD services originating in Hong Kong is expected to remain extremely competitive. The presence of numerous ETS licensees has provided customers with greater choice with respect to IDD service providers. This has affected our market position in the retail IDD services market. In recent months, there has also been a growth of VoIP services in the market. These services compete with the existing local fixed exchange line and IDD services.

     HKTC was the exclusive provider of local fixed exchange line services and facilities in Hong Kong until June 30, 1995. Currently, local fixed exchange line services and facilities are provided by HKTC and by several other competing local wireline-based carriers: Hutchison Global Communications Limited, New World Telecommunications Limited, Wharf T&T Limited and Hong Kong Broadband Network Limited (which also provides wireless local fixed exchange line services).

     On January 1, 2003, full liberalization of the local and external FTNS markets took effect following a statement on the issue by the TA on January 11, 2002. Since January 1, 2003, several new operators have been granted local wireline-based FTNS licenses. Under the full liberalization policy, there is no pre-set limit on the number of licenses to be issued and there is no time limit for license applications. However, the TA will not consider granting any fixed carrier licenses to those applicants who intend to primarily rely on interconnection and wholesale services of other operators’ infrastructure to roll out their network or provision of their services.

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

  accounting and reporting requirements;

  tariffing requirements;

  prohibitions on anti-competitive practices, including abuse of dominant position; and

  prohibitions on misleading or deceptive conduct.

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

     The TA is required under the Telecommunications Ordinance to give reasons for its opinions, decisions and determinations (including those relating to the competition provisions). The TA may also issue guidelines to provide practical guidance with respect to provisions of the Telecommunications Ordinance and must conduct public consultation before issuing guidelines. The Telecommunications Ordinance contains a right of appeal from a decision of the TA relating to the competition provisions to the Competition Board. In addition, the amendments provide a right of private action in the event of a breach of the Telecommunications Ordinance or a condition to a license. A judicial review may also be sought.

     As a further step to monitor and regulate the telecommunications market, the Hong Kong Government enacted the 2003 Ordinance, in July 2003, which deals specifically with merger and acquisition activities by carrier licensees in Hong Kong’s telecommunications sector. The 2003 Ordinance gives the TA the power to review mergers and acquisitions and to direct a carrier licensee to take such actions as the TA sees fit so as to eliminate any anti-competitive effect when there are pre-defined changes in the ownership and control over a carrier licensee if the TA is of the opinion that such change has, or is likely to have, the effect of substantially lessening competition in a telecommunications market without any outweighing public benefits. The TA also has the right to impose additional conditions on the carrier licensee or may unwind the merger or acquisition in whole or in part. Failure to comply with the TA’s direction would constitute a breach of the relevant provisions in the 2003 Ordinance. The TA may also impose a financial penalty on the carrier licensee in breach or suspend or revoke its carrier license. A carrier licensee or an interested party may, on a voluntary basis, seek prior approval from the TA for a proposed change in control. A de novo appeal to the Competition Board of the TA’s decision is also part of the 2003 Ordinance.

   Fixed Telecommunication Network Services

     Local fixed exchange line services and facilities are currently provided by HKTC and by several other local carriers. HKTC’s non-exclusive FTNS license permits it to provide public fixed telecommunications network services, establish and maintain a telecommunications network and possess and use telecommunications installations in Hong Kong. On January 14, 2005 HKTC exchanged its FTNS license for a new FC licence. The new license reflects a substantial change in the regulation of HKTC and in particular the adoption of an ex post tariff regime where prior TA approval of HKTC’s tariff revisions is no longer required. HKTC now notifies the TA of tariff revisions one day before they are effective in the market. The FC license also deleted any language relating to dominance regulation. The FC license may not be transferred without the prior written consent of OFTA and HKTC may not dispose of more than 15% of the assets that constitute its network without the prior written consent of OFTA. In addition, the license requires HKTC to comply generally with the Telecommunications Ordinance which includes provisions relating to anti-competitive conduct.

     The special conditions of HKTC’s FC license include a Universal Service Obligation, requiring HKTC to provide, maintain and operate its fixed-line telecommunications network in a way which will ensure that good, efficient and continuous basic telephone service is reasonably available to all Hong Kong residents. HKTC receives a Universal Service Contribution, or USC, from other telecommunications operators, in proportion to their respective external traffic minutes and as determined by OFTA from time to time, in order to offset the cost of providing such basic services to customers where such provision would otherwise be uneconomical. The aggregate amount of the USC to which HKTC is entitled has progressively declined following the liberalization of the international telecommunications markets and the increase in its exchange line tariffs implemented in accordance with a framework agreement, or the Framework Agreement, entered into between various members of the HKT group and the Hong Kong Government in 1998.

   Exchange line tariffs

     Prior to the execution of the Framework Agreement, the Hong Kong Government subjected HKTC to strict price controls on its exchange line tariffs. The TA removed the caps on business exchange line tariffs effective July 1, 1998. In addition, the TA permitted HKTC to increase its residential line rental charge, subject to a price cap, over a period of three years ending January 1, 2001. HKTC increased its monthly charge for residential telephone lines from HK$68.90 to HK$90.00 effective September 1, 1999, and from HK$90 to HK$110 effective January 22, 2001. As at January 1, 2002, the price caps on maximum residential line tariffs expired. However, all tariff revisions required the TA’s prior approval, including revisions for promotions, discounts and service bundles.

     On August 8, 2003 and October 22, 2003, HKTC filed applications to OFTA to remove its dominant status in the business and residential exchange line markets, respectively. In relation to these applications, OFTA initiated two consultations in September 2003 and November 2003. Submissions were filed in January and March 2004.

     On October 8, 2004, the TA released a consultation paper proposing that due to changed circumstances in the market, including increased competition, HKTC move from ex ante to ex post tariff regulation. Under the proposal, HKTC would not seek the TA’s prior approval to revise its tariffs but would do so by way of a notification filing.

     On January 13, 2005, the TA released the decision on moving HKTC to an ex post regime which would be implemented by issuing to HKTC a new FC license. The FC license would eliminate the prior approval requirement for tariff revisions, remove language relating to dominance, and remove language redundant with the Telecommunications Ordinance. Tariff notifications would be filed one day before the revisions became effective and would replace the previous prior approval process. Notifications cover discounts, bundles, promotions, and other tariff changes. On January 14, 2005, HKTC exchanged its FTNS license for the new FC license.

   External Fixed Telecommunications Network Services

     On March 31, 1998, pursuant to the terms of the Framework Agreement, HKTI surrendered its exclusive license to provide all external telecommunications facilities in Hong Kong. In the second half of 1998, OFTA began issuing non-exclusive licenses to third parties to provide external telecommunications services utilizing IPLCs supplied by HKTI, effective January 1, 1999. The Hong Kong Government also announced that competition would be introduced in the market for external facilities from January 1, 2000. The licenses of the FTNS operators were amended on June 19, 1998 to include an authorization to provide external telecommunications services from January 1, 1999 and services via their own external telecommunications facilities from January 1, 2000.

     Pursuant to the Framework Agreement, a tripartite FTNS license was issued to HKTI, HKTC and a subsidiary of HKT, allowing the parties to provide both external telecommunications services and facilities.

     Upon the establishment of Reach and the acquisition of HKTI by Reach, the tripartite FTNS license held by HKTC, HKTI and a subsidiary of HKT, was individualized effective January 31, 2001 so that separate FTNS licenses were held by HKTC and HKTI, but not by the HKT subsidiary. HKTC’s FTNS license authorizes it to provide all local facilities and services and external telecommunications services on a wholesale and retail basis over external telecommunications circuits supplied to it by an authorized licensee. On June 17, 2004 HKTC was authorized to provide its own external facilities. These rights are now part of HKTC’s FC license.

   Local access charges and delivery fees for international services

     Historically, international traffic routes were classified by OFTA as either “Category A” or “Category B” routes. Category A routes are those routes where there is demonstrable price competition for wholesale services. Category B routes were those routes that do not meet the conditions to be classified as Category A. On October 8, 2002, HKTC was declared non-dominant over all international routes. On August 25, 2003, all international routes were re-classified as Category A routes.

     Concurrently with the 1999 introduction of International Simple Resale, or ISR, OFTA introduced a local access charge and modified delivery fee system effective January 1, 1999. Local Access Charges, or LAC, and Modified Delivery Fees, or MDF, applied differently to Category A and Category B routes and differed as to whether the calls are incoming to Hong Kong or outbound from Hong Kong. These charges were designed to replace the then existing subsidy flows from external services to the domestic market. Under these charge arrangements, access fees flow from international service suppliers to domestic service suppliers upon whose network international calls either originate or terminate. The LAC is still a relevant charge.

     The ETS operators are also required to pay LAC to HKTC and other FTNS or FC licensees for the delivery of traffic over the local network. Between July 2001 and May 2004, LACs at 12.1 cents and 12.6 cents per minute were charged for outgoing and incoming IDD calls, respectively. For IDD calls via a transit network, LAC was set at 10.6 cents per minute.

     On May 4, 2004, OFTA issued a determination of revised LAC rates proposed to be effective June 1, 2004. The revised LAC rates were 8.6 cents and 8.8 cents per minute for outgoing and incoming IDD calls, respectively, and 7.6 cents per minute for IDD calls delivered via a transit network. On May 27, 2004, in response to an application by HKTC, the High Court granted an interim stay of OFTA’s LAC determination, pending a judicial review. In June 2004, OFTA filed an application to the High Court to set aside the interim stay, which was denied. HKTC’s substantive judicial review application was heard on the merits on September 13 and 14, 2004. On March 30, 2005, the High Court found that the TA lacked the power to make the LAC determination and, accordingly, the LAC determination was unlawful and has been quashed.

   Retail international tariffs

     HKTC is no longer classified as dominant in the provision of international services, in both IDD and bandwidth services. Nevertheless, it must file maximum tariffs and abide by provisions prohibiting anti-competitive conduct in the Telecommunications Ordinance. As HKTC is classified as a non-dominant operator for these services and operates under maximum tariffs, the prior notification requirements of the new FC license do not attach.

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

     The Wireless Local Area Network, or wi-fi, class licensing regime has been in place since February 21, 2003, allowing operators meeting the license criteria to automatically provide wi-fi services that do not cross any public streets. As at November 1, 2004, there were 23 wi-fi class licensees.

   Interconnection and Facilities Sharing

     Under the Telecommunications Ordinance and the terms of their licenses, HKTC and the other local fixed-line carriers are required to interconnect their services and networks with each other and with those of mobile and international carriers. Interconnection is of two main types: Type I interconnection (i.e., interconnection between network gateways) and Type II interconnection (i.e., unbundling of local loops). The local fixed-line carriers are also required to share certain facilities where the sharing of those facilities is considered to be in the public interest. The TA may intervene if the parties cannot agree on the terms of interconnection or facilities sharing. The TA has powers under section 36B of the Telecommunications Ordinance to direct that interconnection be secured, under section 36A to determine the terms of interconnection and under section 36AA to direct the sharing of facilities. The TA has used these powers in the past and has indicated that he may use them in the future.

     Pursuant to various TA policy statements and its license, HKTC commercially entered into Type I interconnection agreements with each of the other FTNS licensees in 1995. Pursuant to these TA policy statements, HKTC also commercially entered into Type II interconnection agreements with each of the other FTNS licensees, licensed in 1995, to provide them access to its narrowband copper local lines between the local exchange and customer sites for voice and premium services (transmission rates up to 144 kilobits per second). These unbundling arrangements allow customers to switch their direct network connection between HKTC and other fixed-line telecommunications licensees at the HKTC exchanges. The ability to provide direct connection to customers utilizing HKTC’s network enhances the potential for other FTNS licensees to provide services to more users.

     On May 23, 2003, the Secretary for Commerce, Industry and Technology of the Hong Kong Government initiated a review of the policy on compulsory broadband and narrowband Type II interconnection due to the changing market landscape, the advent of new or improved technologies and the fact that seven years have passed since narrowband unbundling was implemented. On July 6, 2004, the Executive Council adopted a decision to phase out compulsory unbundled local loop by June 30, 2008. For buildings already connected by at least two self-built customer access networks, new customers could be added for two years (the transitional period) followed by a one-year grand-fathering period. For buildings not yet connected by at least two self-built customer access networks, the same timeframe would apply starting from the time the second network connection was established. The entire compulsory period will end on June 30, 2008, regardless of where a specific building is on this timeframe. Buildings meeting an essential facility test would remain subject to compulsory unbundling beyond mid-2008.

   Broadband interconnection

     On November 14, 2000, the TA issued a statement on the regulatory framework for broadband interconnection, including the principles underlying the determination of broadband unbundled local loop arrangements and interconnection charges. Following the approval of OFTA, on October 19, 2001, we published a new wholesale tariff which sets out the terms and conditions upon which other FTNS licensees can interconnect with HKTC’s copper local loops on an unbundled basis to provide broadband services. Prior to the filing and publication of that tariff, two other FTNS licensees (i.e., Wharf T&T Limited and New World Telecommunications Limited) requested that OFTA make a determination regarding the terms, conditions and rates for interconnection to HKTC’s broadband access line network. At the end of 2001, OFTA initiated two determination proceedings in response to these requests.

     On May 15, 2002, the TA issued a direction to Wharf T&T Limited and us directing HKTC, as an interim measure, to promptly implement broadband Type II interconnection upon request, and HKTC did so per the terms of its tariff as amended in August 2002. Thereafter we sought judicial review of the TA’s direction. The hearing of the judicial review challenging the lawfulness of the TA’s decision to direct broadband Type II interconnection with Wharf T&T Limited was conducted in March 2004. On June 30, 2004, the High Court found that the TA’s direction was unlawful and, on October 4, 2004, made an order quashing the direction. Until compulsory local loop unbundling is phased out by mid-2008, any new directions by the TA to mandate the unbundling of HKTC’s broadband network could subject us to additional competition.

     As to the determination proceedings, OFTA’s Interconnection Determination Committee released its preliminary analyses on February 24, 2003 and HKTC submitted further submissions responding to those preliminary analyses on May 7, 2003. HKTC has also filed a number of notices of appeal and judicial review applications relating to the preliminary analyses and the decisions by the TA not to stop the determination proceedings and not to withdraw the preliminary analyses. Leave to judicially review the decision of the TA not to stop the proceedings was granted and on May 23, 2003, an interim stay of the determinations proceedings was granted and the TA agreed not to act on the determination requests pending the outcome of the Hong Kong Government’s review of the policy on broadband and narrowband Type II interconnection. This agreement was reflected in a court consent order made on June 12, 2003 which provided that the interim stay granted by the court on May 23, 2003 would continue in effect.

     Since the Executive Council’s decision on July 6, 2004 on withdrawing compulsory local loop unbundling, one determination request has been dropped (New World Telecommunications Limited), and we have been involved in a series of bilateral negotiations with all of the relevant FTNS operators on broadband Type II interconnection. We continue to offer broadband unbundled loops per our wholesale tariff, as amended, but not per any TA decisions. Until compulsory local loop unbundling is phased out by mid-2008, any new determinations on the terms and conditions of interconnection could subject us to reduced margins on our narrowband and broadband services.

   Interconnection reviews

     On March 18, 2002, OFTA published the Interconnection and Related Competition Issues Statement No. 7 (Second Revision) which concluded its review of the interconnection charging principles initially established in 1995. In the Statement, OFTA reconfirmed that in future determinations for Type I and Type II interconnection it would continue to use an LRAIC approach and apply a current cost standard subject to the use of historical cost on certain items (land, building, copper infrastructure pre-1995) to the costing of network assets. On June 18, 2002, OFTA clarified that it would not refer to the costing methodology in the Statement when making broadband Type II interconnection determinations but would consider representations from parties concerned. OFTA also indicated on June 18, 2002 that it would consider in due course whether there was a need to further revise Statement No. 7 to make it applicable to both broadband and narrowband interconnections. This potential revision may result in interconnection charge levels less than those currently in existence and may adversely affect our business, results of operations or financial condition.

     On November 12, 2004, OFTA announced that it would review the existing charging methodology, including the continued use of the fully distributed cost, or FDC, standard, for mobile and value added service interconnection to our FTNS network. One option would be to change the FDC standard to the LRAIC standard in line with Type I and Type II interconnection. OFTA also indicated on November 12, 2004 that it would conduct a more comprehensive review of charging arrangements for interconnection between fixed and mobile carriers in the light of fixed and mobile convergence. These reviews may result in interconnection charge levels less than those currently in existence and may adversely affect our business, results of operations or financial condition.

   VoIP services

     On October 4, 2004, OFTA initiated a consultation on how VoIP services should be regulated. The consultation paper raised issues concerning the licensing of VoIP services and the manner in which such services could be provided. It also dealt with the allocation of telephone numbers and number portability rights, the need to provide any-to-any connectivity, network interconnection and Calling Line Identification, the payment of interconnection charges, and a range of consumer welfare issues. The outcome of the consultation is expected to be announced by the TA in 2005. Depending on how the TA decides to regulate VoIP services, such services could pose a serious competitive threat to HKTC’s fixed line and IDD business, resulting in reduced revenues and margins.

   Other Telecommunications Services

     The conditions of HKTC’s new FC license, the provisions of the Telecommunications Ordinance and Statements or Directions from the TA apply to all of HKTC’s telecommunications services, including local data services and local leased circuits. These conditions include tariff notification requirements and restrictions on anti-competitive practices.

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

   Internet Service Providers–Licensing

      The following is a brief summary of licensing regulations affecting ISPs in some of our key markets.

      Hong Kong

     Internet access services are “public non-exclusive telecommunication services” which require a Public Non-Exclusive Telecommunications Service, or PNETS, license issued by OFTA. PNETS licenses are renewable annually on payment of a nominal fee to OFTA, subject to any terms or conditions specified by OFTA. There were 186 PNETS licenses for the operation of Internet access services as at April 3, 2005. The licenses are not transferable without OFTA’s prior written consent. Under the Telecommunications Ordinance, OFTA may suspend, cancel or withdraw a telecommunications license upon a breach by the licensee of the Telecommunications Ordinance or the terms and conditions of its license. In addition, the Chief Executive in Council may suspend or cancel a telecommunications license at any time if he considers that it is in the public interest to do so.

      Taiwan

     Under Taiwanese law, ISPs must obtain a Type II license from the Directorate General of Telecommunications, a division under the Ministry of Transportation and Communications to regulate the telecommunications sector. There are no foreign ownership restrictions on Type II enterprises. However, ISPs engaging in Internet backbone have to lease international circuits from fixed telecommunications network operators.

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

     A number of new rules and regulations have been issued by the Ministry of Information Industry with the intention to set up a proper legal framework governing the telecommunication industry, among which the Telecom Business Operation Licence Administration Rules and Telecom Business Classification Catalogue are of particular significance. Effective January 1, 2002, the Telecom Business Operation Licence Administration Rules set out the qualification requirements applicable to any telecommunications business operator conducting telecommunications business in the PRC and relevant license application and administration procedures. To further regulate the telecommunication business, the new Telecom Business Classification Catalogue, effective April 1, 2003 and slightly adjusted in January 2004, divides each of the basic telecommunications services and value-added telecommunications services into category I and II, respectively, for ease of supervision and administration. Telecommunications services which have a close relationship with national security and/or are of important economic significance are allocated to category I while those having relatively lower impact on the market fall into category II.

     On June 15, 2004, the State Administration of Radio Film and Television passed the Administrative Rules for Broadcasting Audio and Video Programs on Internet-like Information Networks which was effective October 11, 2004. Operators may broadcast television, radio and other audio and video programs on the Internet subject to licensing. It is expected that certain mainland operators will receive licences and commence to provide such services on the Internet in 2005.

      World Trade Organization

     In accordance with the above catalogue and regulations, basic telecommunications services (which include fixed-line and mobile voice and data services, and domestic and international services) will be gradually opened to foreign participation up to a maximum of 49%. Value-added telecommunications services (which include paging services, internet access, internet content provision and internet data centers) will be gradually opened to foreign participation up to a maximum of 50%. Additionally, geographical restrictions are imposed upon such activities for the first six years from the PRC’s accession to the WTO.

     However, even with the above new regulations, there are still ambiguities in these laws and regulations and uncertainties as to interpretation. Therefore, it is possible that interpretation and enforcement of such laws and regulations may change.

      The PRC and Hong Kong Closer Economic Partnership Arrangement, or CEPA

     The PRC and Hong Kong signed the main parts of CEPA and the six annexes on June 29, 2003 and September 29, 2003, respectively, which set out the main details of CEPA. Key liberalization measures under CEPA came into effect on January 1, 2004, and both sides have agreed to consider further liberalization measures in the future. Broadly speaking, the liberalization measures permit earlier access for Hong Kong service suppliers to the PRC market, ahead of the PRC’s World Trade Organization timetable. Both sides entered into the CEPA in order to strengthen trade and investment cooperation between the PRC and Hong Kong and promote joint development of both sides, through the implementation of the following measures:

  progressively reducing or eliminating tariff and non-tariff barriers on substantially all trade in goods between the two sides;

  progressively achieving liberalization of trade in services through reduction or elimination of substantially all discriminatory measures; and

  promoting trade and investment facilitation.

     As committed in Annex 4 to CEPA (Specific Commitments on Liberalization of Trade and Services), which applies to value added telecommunications services, effective October 1, 2003, the PRC allows Hong Kong service suppliers to establish joint venture enterprises in the PRC to provide the following five types of value-added telecommunications services as defined in the Telecom Business Classification Catalogue: Internet data center services, store and forward services, call center services, Internet access services and content services. Hong Kong service suppliers’ share of ownership in the above joint venture enterprises should not exceed 50% and there is no geographic restriction for the joint venture enterprises engaging in the value-added telecommunications services mentioned above.

     To benefit from CEPA, a service supplier will first need certification from the Hong Kong Government that it qualifies as a Hong Kong service supplier. Afterwards, a Hong Kong service supplier may then apply to the PRC authorities for the entitlements provided under CEPA.

     On February 13, 2004, PCCW Teleservices (Hong Kong) Limited, our indirect wholly owned subsidiary, was granted a CEPA certificate for the provision of value-added telecommunications services in the PRC under CEPA, which expires on February 12, 2006.

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

C. Organizational Structure

      We are a holding company for the following significant subsidiaries as at December 31, 2004:

Name of company	Place of incorporation	Equity interest attributable to PCCW

PCCW-HKT Limited	Hong Kong	100%
PCCW-HKT Telephone Limited	Hong Kong	100%
PCCW-HKT Business Services Limited	Hong Kong	100%
PCCW-HKT Consumer Services Limited	Hong Kong	100%
PCCW-HKT Network Services Limited	Hong Kong	100%
PCCW-HKT Products & Services Limited	Hong Kong	100%
PCCW Teleservices (Hong Kong) Limited	Hong Kong	100%
PCCW-HKT Technical Services Limited	Hong Kong	100%
PCCW VOD Limited (now known as PCCW Media Limited)	Hong Kong	100%
PCCW Teleservices Operations (Hong Kong) Limited	Hong Kong	100%
Cascade Limited	Hong Kong	100%
PCCW IMS Limited	Hong Kong	100%
Pacific Century Systems Limited	Hong Kong	100%
Corporate Access Limited	Cayman Islands	100%
BtN Access (HK) Limited	Hong Kong	100%
Beyond The Network Limited	Hong Kong	100%
PCCW (Beijing) Limited	The PRC	100%
Omnilink Technology Limited	British Virgin Islands	76.43%
Unihub China Information Technology Company Limited	The PRC	38.22%
Unihub Limited	Hong Kong	100%
PCCW Business eSolutions Limited	Hong Kong	100%
PCCW Powerbase Data Center Services (HK) Limited	Hong Kong	100%
Power Logistics Limited	Hong Kong	100%
PCCW Directories Limited	Hong Kong	100%
ChinaBiG Limited	Hong Kong	62.31%
Pacific Century Premium Developments Limited	Bermuda	51.07%
Cyber-Port Limited	Hong Kong	51.07%
JALECO LTD.	Japan	79.80%
Taiwan Telecommunication Network Services Co., Ltd.	Taiwan	56.56%
UK Broadband Limited	U.K.	100%

D. Property, Plant and Equipment

     Our properties consist primarily of our telecommunications network assets located in Hong Kong and our investment properties located in Hong Kong and the PRC. The table below shows the net book value of our fixed assets at December 31, 2004.

Net Book Value

(HK$ million)

Investment properties	5,184
Land and buildings	2,859
Exchange equipment	4,306
Transmission plant	4,865
Other plant and equipment	2,390
Projects under construction	642

Total	20,246

     Our principal plant and equipment consists of transmission plant and exchange equipment (including switches, computer hardware, back-up power plant, etc.) and connecting lines (including cable ducting, copper and fiber optic cabling and poles). As at December 31, 2004, the total gross floor area of our owned operating facilities is approximately 250,750 square meters. In addition, we occupy approximately 33,350 square meters of leased premises. Leasehold land and buildings principally consist of local telephone exchanges, which in certain cases include engineering facilities or administrative offices, technical and administration centers and data center and Internet web hosting facilities. Nearly all of the leases relating to such exchanges and centers are special purpose leases granted by the Hong Kong Government which contain restrictions on their use for other purposes and on their transfer. The majority of these leases do not expire before 2025. Land and buildings with aggregate carrying value of approximately HK$33 million were pledged as security for certain of our bank borrowings as at December 31, 2004. We consider that our properties, plant and equipment are suitable and adequate for the provision of our range of telecommunications services.

     Our investment properties (which are described under “Item 4.B. Business Overview–Infrastructure”) include our headquarters building, PCCW Tower in Hong Kong, which is held on a long-term lease, and Pacific Century Place in Beijing, which is held on a medium-term lease. The total gross floor area of our investment properties is approximately 202,341 square meters and 1,066 car park spaces. We did not pledge any of our investment properties as collateral for our bank borrowings as at December 31, 2004. On February 7, 2005, PCCW Tower was sold by Partner Link, a wholly owned subsidiary of PCPD, for cash consideration of HK$2,808 million.

     We also hold leasehold land in Hong Kong for development purposes and hold properties under development for investment and sale. None of the properties under development for investment was pledged as security for our bank borrowings as at December 31, 2004.

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

Overview

     We are the largest telecommunications service provider in Hong Kong and one of Asia’s leading integrated communications companies, with turnover for the year ended December 31, 2004 of HK$22,895 million. We have transformed ourselves from a predominantly Internet-focused business into a broad-based integrated communications company. The foundation for this transformation came with our acquisition of HKT, which became effective on August 17, 2000. As a result, our audited consolidated results include the results of HKT since August 17, 2000.

     In addition to the financial performance described in the following discussion and analysis, our management also reviews key performance indicators for each of our business segments. These include the numbers of our exchange lines in service, IDD traffic volumes, the quantity of international bandwidth sold, the numbers of broadband and narrowband Internet access customers, as well as our market share for each of these performance indicators. See “Item 4.B. Business Overview.”

   Business Segments

      Our business comprises the following principal segments:

  Telecommunications Services, or TSS–We are Hong Kong’s leading provider of fixed-line telecommunications services, which include local telephony, IDD, Internet access, pay television and multimedia content.

  Business eSolutions–We offer systems integration, applications development, network integration and application-management services, IT solutions, business broadband Internet access, directories businesses, hosting and facilities management services and Internet data centers within Hong Kong and the PRC.

  Infrastructure covers our property portfolio in Hong Kong, such as the Cyberport development, and in the PRC, which is principally held by PCPD. We had a 61.66% interest in PCPD as at April 30, 2005.

  Others includes our overseas and other investments.

     In addition, through a strategic alliance with Telstra, we own a 50% interest in Reach, which provides wholesale international communications infrastructure services primarily within the Asia-Pacific region. We sold our remaining 40% equity interest in RWC to Telstra on June 28, 2002. See “Item 4.B. Business Overview–Alliances–Telstra Alliance.”

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

  the regulation of HKTC as a dominant service provider with the result that HKTC was unable to flexibly price its services; and

  increasing substitution of mobile service for fixed-line service.

     This situation has caused our share of the domestic fixed-line market to decrease, adversely affecting turnover from these services.

     On January 14, 2005, we exchanged our FTNS license for an FC license. The primary change is our move from an “ex ante” tariff regime (where TA prior approval of all of our tariff revisions was required) to an “ex post” tariff regime (where we give the TA notice one day before we effectuate a tariff revision, such as a discount, promotion or bundle). See “4.B. Business Overview–Regulation.”

     During the past years, we successfully sought reform of the Hong Kong Government’s policies that we believe have unfairly restricted our ability to compete, in particular the compulsory provision of unbundled local loops to our competitors and the regulation of HKTC as a dominant service provider. See “Item 4.B. Business Overview–Regulation.”

Development of Reach

     Reach continues to operate in a difficult environment and the industry is expected to remain challenging for some time. Prices for international voice and data carriage have been falling and the growth in usage has not been sufficient to compensate for the loss in revenue caused by the price reductions.

     We and Telstra have historically been substantial acquirers of cross-border communications infrastructure services supplied by Reach, and we acquired a significant amount of such capacity from Reach in April 2005 as referred to below. Without access to these services, our business could suffer in the short to medium term, particularly if a market recovery should occur and suppliers of such services were to take advantage of stabilizing prices and resurgent demand. Demand from the two shareholders amounted to approximately one-third of Reach’s overall business during 2004 and 2003, with the remaining two-thirds from other regional and international carriers.

     Our purchase of international connectivity services from Reach Networks for the year ended December 31, 2004 was approximately HK$855 million compared to approximately HK$1,036 million and HK$1,443 million in 2003 and 2002, respectively.

     In view of the continuing difficult and volatile trading conditions in which Reach operates, we announced on February 20, 2003 that we had performed a preliminary review of Reach in accordance with the requirements of SSAP 31–“Impairment of assets”, to ascertain whether there had been an impairment in the total investment cost in Reach as at December 31, 2002. Based on the results of this review, we believed that an impairment loss of HK$8,263 million should be recognized for the goodwill attributable to our investment in Reach and such amount was included in the consolidated loss attributable to our shareholders for the year ended December 31, 2002. In 2003, we conducted a further impairment assessment of our interests in Reach and made a full provision for impairment of our entire interest in Reach as at December 31, 2003, including the amounts paid by us under the Capacity Prepayment Agreement, and a loss of HK$4,159 million was recognized in our consolidated income statement for the year ended December 31, 2003.

     Amendment of the US$1,500 Million Syndicated Term Loan Facility in 2003. On April 15, 2003, Reach and its lenders amended the terms of Reach’s US$1,500 million (approximately HK$11,700 million) syndicated term loan facility effective April 25, 2003. The key elements of the amendments were:

  Rescheduling of the principal amount outstanding so that, instead of being repayable in three installments in February 2004, 2006 and 2008, respectively, it was repayable in a single payment on December 31, 2010;

  Prepayment by a wholly owned subsidiary of Reach of US$300 million (approximately HK$2,340 million), thereby reducing the principal amount outstanding to US$1,200 million (approximately HK$9,360 million), together with the retention of US$50 million (approximately HK$390 million) which is to be deposited by a wholly owned subsidiary of Reach into a separate account and which would be available for use by members of Reach for possible future working capital and interest payment purposes;

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

     Refinancing arrangement in 2004. On June 17, 2004, we and Telstra agreed to purchase the entire outstanding portion of US$1,200 million (approximately HK$9,360 million) of the debt under the Reach Term Facility for approximately US$311 million (approximately HK$2,425 million) in consideration for, among other things, the complete release of all of the obligations of the Reach Group, and certain related parties of the Reach Group, by the lenders under the facility. We and Telstra paid equal proportions of approximately US$155.45 million (approximately HK$1,213 million) to purchase this debt on June 18, 2004. The Reach Term Facility will be repayable in full by Reach on December 31, 2010. The interest payable under this facility will be LIBOR plus 250 basis points. The interest payable on the purchased debt was suspended for six months after June 18, 2004 and agreed to be LIBOR plus 250 basis points following such period. While the consideration paid by us for the purchase of the Reach Term Facility was approximately US$155.45 million, Reach’s indebtedness to us with respect to that debt, referred to herein as the PCCW Shareholder Loan, remained at approximately US$600 million which, with interest outstanding, amounted to US$608 million as at March 18, 2005.

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

     Capacity Prepayment Agreement. On April 15, 2003, we, HKTC and Telstra entered into the Capacity Prepayment Agreement with Reach and certain of its subsidiaries in accordance with the terms of existing connectivity agreements with Reach Networks and to each make a payment of US$143 million (approximately HK$1,115 million) (in aggregate US$286 million (approximately HK$2,231 million)) for the pre-purchase of capacity to be used in the future. The payments (which will be compounded to reflect the time value of money) are to be applied against the cost of the services and capacity supplied to Telstra and us by the Reach Group as and when the Reach Group has available surplus cash in accordance with a prescribed formula. Because it was uncertain when, if ever, Reach would have available surplus cash in accordance with such prescribed formula, we have fully written off this asset in 2003. This agreement was amended and restated on June 17, 2004 in connection with the purchase of the outstanding debt under the Reach Term Facility by Telstra and us. As at March 31, 2005, an amount of US$143 million plus interest outstanding of US$12 million was due by the Reach Group to us under the Capacity Prepayment Agreement.

     Establishment of a new operating model for Reach and restructuring of Reach’s debt in 2005. On April 16, 2005, we agreed with Telstra and Reach on a new operating model under which Reach would operate as an outsourcer of telecommunications network services for our group and the Telstra Group.

      To implement this new operating model, a capacity allocation agreement, or the Capacity Allocation Agreement, was entered into by us, PCCW Communications (Singapore) Pte Ltd, or PCCW Communications, our indirect wholly owned subsidiary, Telstra and Reach Global Networks Limited, or Reach Global, a wholly owned subsidiary of Reach. Pursuant to the Capacity Allocation Agreement, PCCW Communications and Telstra each agreed to acquire indefeasible rights to use the Reach Group’s international undersea cable capacity. Each of PCCW Communications and Telstra paid Reach Global US$157 million for such capacity, which in our case, was settled by way of set-off against the equivalent amount outstanding under the PCCW Shareholder Loan, and not by way of new cash injections.

     PCCW Communications and Telstra also agreed to each assume one half of Reach’s committed future expenditure in order to support growth in their own retail services. PCCW Communications’ share of this expenditure over the 17-year period from March 2005 to 2022 is expected to be approximately US$106 million. PCCW Communications and Telstra will only assume any additional future capital expenditure if such expenditure is approved by both PCCW Communications and Telstra. The obligations of PCCW Communications under the Capacity Allocation Agreement are guaranteed by us.

     Certain members of our group, the Telstra Group and the Reach Group also entered into a debt and asset restructure deed, or the Reach Debt and Asset Restructure Deed, whereby the consideration of US$157 million payable by each of PCCW Communications and Telstra under the Capacity Allocation Agreement was set-off against, in our case, the equivalent amount outstanding under PCCW Shareholder Loan. In addition, interest of

US$6 million due by Reach to our group was waived, and US$445 million of the remaining balance of the PCCW Shareholder Loan was capitalized by way of the issue of shares in Reach to Pacific Century Cable Holdings Limited, or PCCHL, our wholly owned subsidiary and holder of our interest in Reach since Reach’s formation. After the issue of Reach shares, PCCHL continues to hold 50% of the issued share capital of Reach. Following the set-off and capitalization referred to above, Reach’s aggregate indebtedness to us was reduced to US$155 million. Our group and Telstra jointly have charges over Reach’s assets in relation to this outstanding amount and Telstra’s outstanding amount.

     Further, pursuant to a network services agreement, or the Reach Network Services Agreement, Reach will provide to our group and the Telstra Group certain outsourcing services in relation to the international undersea cable capacity allocated by way of the grant of indefeasible rights to use as described above.

     Reach has ceased to pursue sales of data services to third parties, and data services will be sold to third parties directly by our group and the Telstra Group. Reach will continue to provide voice and satellite services to our group and the Telstra Group, as well as to third parties.

     All definitive agreements relating to the arrangements described above were entered into on April 16, 2005, but the effective date of such arrangements was March 1, 2005.

     As part of the arrangements relating to the establishment of the new operating model for Reach, the International Services Agreement was terminated pursuant to the provisions of the Reach Network Services Agreement, and our obligations under the Capacity Prepayment Agreement have been satisfied under the Reach Debt and Asset Restructure Deed.

     For risks related to Reach, see “Item 3.D. Risk Factors–We will be susceptible to risks associated with Reach, our primary international connectivity services provider.”

   Debt Financing

     As at December 31, 2004, we continued to deleverage and reduced net debt1 by 10% to HK$26,200 million as at December 31, 2004 from HK$29,131 million as at December 31, 2003.

     For more detailed descriptions of our major borrowings, see below “Liquidity and Capital Resources–Debt Financing.”

   Credit Ratings of HKTC

     As at December 31, 2004, HKTC had investment grade ratings with a stable outlook from Moody’s Investors Service, or Moody’s, (Baa2) and Fitch Ratings (BBB+). In August 2004, Standard and Poor’s Ratings Services, or S&P, placed the rating on HKTC (BBB) on CreditWatch with developing implications following our announcement of our potential strategic alliance with CNC. In January 2005, all three rating agencies affirmed their ratings on HKTC following our joint announcement with CNC on the strategic alliance.

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

1 This measure is defined and reconciled to a GAAP measure in Appendix A of this section.

  Turnover from local data services consists of turnover from the provision of data and network services, wholesale broadband access lines, retail consumer Internet access services and pay television services utilizing our fiber optic network and digital subscriber line technology.

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

     Turnover from Infrastructure consists of amounts received and receivable from sales of properties, amounts received and receivable from rental of investment properties and turnover from property entrustment work and management.

     Turnover from Others includes turnover from our businesses in Taiwan, JALECO, Internet services and UK Broadband.

      Eliminations consists of turnover from transactions between or across different business segments.

      See note 5(a) of our consolidated financial statements.

      Cost of Sales

     Cost of sales consists of costs for international voice and data services primarily to Reach and its affiliates, disbursements for international interconnection services to other operators for access to, and use of, their networks and certain costs related to promotional programs. Cost of sales also includes cost of CPE sold, cost of content for our now Broadband TV and Internet media services, computer hardware and software and labor costs for our Business eSolutions business, cost of property sold and cost of infrastructure work completed for our Cyberport project. Certain construction and establishment costs of the Cyberport project previously capitalized were recognized as cost of sales during 2003.

      General and Administrative Expenses

     The principal components of general and administrative expenses include staff costs, repair and maintenance costs, rent, rates and utilities, publicity and promotion, professional and consulting fees and subcontracting costs.

      Profit/(Loss) from Operations

     Profit/(loss) from operations is profit/(loss) after deducting cost of sales, general and administrative expenses, provisions for impairment losses, restructuring costs and adjusted for other income and net gains on investments.

      Adjusted EBITDA

     Adjusted EBITDA represents earnings before interest, taxation, depreciation, amortization, gain or loss on disposal of fixed assets, net gains on investments, provisions for impairment losses, restructuring costs, impairment losses on interests in jointly controlled companies and associates, net losses on disposal of interests in RWC and MobileOne, other income and our share of results of jointly controlled companies and associates. While adjusted EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with HK GAAP and should not be considered as representing net cash flows from operating activities. The computation of our adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is reconciled to GAAP measures in Appendix A of this section.

Other Recent Developments

   Subscription by CNC

     On April 1, 2005, pursuant to the CNC Subscription Agreement, China Netcom (BVI) subscribed for 1,343,571,766 new ordinary shares in us at a price of HK$5.90 per share, representing approximately 20% of our enlarged issued share capital. The proceeds of the subscription were approximately HK$7,927 million (before deduction of expenses). Subject to our capital investment procedures and the identification of appropriate investment opportunities, we intend to invest up to HK$5,000 million of these proceeds in telecommunications opportunities in the PRC. The remainder will be used for reducing our debt and general corporate purposes. Under the terms of the CNC Subscription Agreement, CNC has been granted certain rights, including the right to nominate three Directors and anti-dilution rights.

   Sale of PCCW Tower

     On February 7, 2005, PCCW Tower was sold by Partner Link, a wholly owned subsidiary of PCPD, for cash consideration of HK$2,808 million. Pursuant to a deed of rental guarantee, Partner Link guaranteed a net rental of HK$13,338,000 per month to the purchaser for five years commencing on the closing date of the sale. The purchaser appointed Pacific Century Paramount, another wholly owned subsidiary of PCPD, as the leasing agent and estate manager of PCCW Tower during the term of the deed of rental guarantee. The deed of rental guarantee can be terminated in limited circumstances, for example, if the appointment of Pacific Century Paramount as the leasing agent and estate manager is terminated by the purchaser. Partner Link will receive the actual rents and license fees paid by the tenants and licensees at PCCW Tower, including any amounts above the guaranteed amount. Pursuant to the deed of rental guarantee, Pacific Century Paramount and/or Partner Link is/are responsible for all expenses in respect of PCCW Tower, except for any expenditure of a capital or non-recurring nature, any expenditure for works required by any government department or other competent authority, certain taxes levied on the guaranteed rental and any insurance premium for which the purchaser will remain responsible.

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

     Infrastructure segment revenues include income arising from the pre-sale of properties under development. This revenue is recognized on the percentage of construction completion basis when legally binding unconditional sales contracts are signed and exchanged, provided that the construction work has progressed to a stage where the ultimate realization of profit can be reasonably determined and on the basis that the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development. In this regard, the pre-sales of Bel-Air of the Cyberport project commenced in early 2003. We have made certain assumptions concerning the state of completion of properties subject to pre-sale and the estimated costs to be incurred to completion that could be material to our financial statements.

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

Critical Accounting Policies under US GAAP

     In addition to the above accounting policies, in connection with the preparation and reconciliation of our financial statements in accordance with US GAAP, we believe the following additional accounting policies are critical. See “–Differences Between Hong Kong (HK) and United States (US) GAAP.”

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

     Upon adoption of SFAS No. 142, we carried out an assessment of impairment of goodwill as at January 1, 2002. The implied carrying value of goodwill was derived from allocating the fair values of the reporting units to identifiable tangible and intangible assets of those reporting units as if a purchase price allocation using the fair value of the reporting units as the purchase consideration had occurred on January 1, 2002. We have also performed an annual impairment review as at December 31, 2002 and thereafter. In performing the impairment assessment as at January 1, 2002 as well as the annual impairment assessments thereafter, the determination of fair value of reporting units, identifiable assets and liabilities is a critical element of the process. We may determine such fair values utilizing internal resources or we may engage external advisors to counsel us in making the determinations. Regardless of the resources utilized, we are required to make significant judgments and assumptions on, among others, the use of assets, cash flows to be generated, projected market and regulatory conditions and appropriate market discount rates. Changes in any of these assumptions could result in a material change to estimates of the fair value of goodwill and intangible assets with indefinite lives which would impact the amount of impairment charges recorded.

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

Results of Operations

      We describe below our results of operations for the three years ended December 31, 2004, 2003 and 2002.

   Basis of Presentation

     The financial data presented in the table below has accounted for our 50% interest in Reach under HK GAAP using the equity method of accounting since Reach’s formation in February 2001. In 2004, we did not recognize any profit or loss from Reach because we have written down our interest in Reach to zero at the end of 2003. Our 40% interest in RWC was accounted for using the equity method of accounting until its disposal on June 28, 2002. Even though we only hold an effective 38.2% interest of UCITC, we account for UCITC as a consolidated subsidiary because we control UCITC.

Consolidated Profit and Loss

	For the year ended December 31,

	2004	2003	2002

	(HK$ million)
HK GAAP
Turnover	22,895	22,550	20,112

Operating profit before net gains on investments, provisions
for impairment losses and restructuring costs	4,066	4,339	5,212
Gains on investments, net	461	407	13
Provisions for impairment losses	(40)	(2,452)	(534)
Restructuring costs	(51)	(38)	(311)

Profit from operations	4,436	2,256	4,380
Finance costs, net	(1,929)	(2,117)	(1,997)
Share of results of jointly controlled companies	(4)	(891)	550
Share of results of associates	152	65	281
Impairment losses on interests in jointly controlled companies
and associates	(16)	(4,464)	(8,263)
Losses on disposal of interests in RWC and MobileOne, net	–	–	(1,433)

Profit/(Loss) before taxation	2,639	(5,151)	(6,482)
Taxation	(981)	(1,165)	(1,406)

Profit/(Loss) after taxation	1,658	(6,316)	(7,888)
Minority interests	(20)	216	126

Profit/(Loss) for the year attributable to shareholders	1,638	(6,100)	(7,762)

     Operating profit before net gains on investments, provisions for impairment losses and restructuring costs was derived by reducing turnover by cost of sales and general and administrative expenses, as set forth in the table below.

	For the year ended December 31,

	2004	2003	2002

	(HK$ million)

HK GAAP
Turnover	22,895	22,550	20,112
Cost of sales	(10,531)	(8,730)	(5,295)
General and administrative expenses	(8,298)	(9,481)	(9,605)

Operating profit before net gains on investments, provisions for
impairment losses and restructuring costs	4,066	4,339	5,212

   Consolidated Results for Year ended December 31, 2004 Compared To Year ended December 31, 2003

     The table below sets forth financial data with respect to turnover by business unit and adjusted EBITDA, excluding Reach, for the years ended December 31, 2004 and 2003.

For the year ended December 31,	2004 (HK$ million)	2003 (HK$ million)	Increase/ (Decrease)

Turnover
TSS	15,227	16,572	(8)%
Business eSolutions	2,701	2,326	16%
Infrastructure	5,863	4,600	27%
Infrastructure ex-Bel-Air	448	489	(8)%
Bel-Air	5,415	4,111	32%
Others	372	426	(13)%
Eliminations	(1,268)	(1,374)	(8)%

Total Turnover	22,895	22,550	2%

For the year ended December 31,	2004 (HK$ million)	2003 (HK$ million)	Increase/ (Decrease)

Cost of sales	(10,531)	(8,730)	21%
Operating expenses	(5,812)	(6,448)	(10)%
Depreciation and amortization	(2,542)	(2,888)	(12)%
Gain/(Loss) on disposal of fixed assets	56	(145)	NA

Operating profit(1)	4,066	4,339	(6)%

Adjusted EBITDA	6,552	7,372	(11)%
Adjusted EBITDA Margin	29%	33%	(4)%

(1) Operating profit before net gains on investments, provisions for impairment losses and restructuring costs.

      Turnover

     Total turnover increased 2% to HK$22,895 million in 2004 primarily due to a 32% increase in turnover from sales of Bel-Air to HK$5,415 million and a 16% increase in turnover of our Business eSolutions segment to HK$2,701 million. This was largely offset by a 8% decrease in turnover of our TSS segment to HK$15,227 million and a 13% decrease in turnover of our Others segment to HK$372 million.

      Telecommunications Services, or TSS

     The table below sets forth the unaudited financial data with respect to turnover of TSS for the years ended December 31, 2004 and 2003:

For the year ended December 31,	2004 (HK$ million)	2003 (HK$ million)	Increase/ (Decrease)

Local Telephony Services	5,303	6,024	(12)%
Local Data Services	4,386	4,396	0%
International Telecommunications Services	2,385	2,970	(20)%
Other Services	3,153	3,182	(1)%

Total Turnover	15,227	16,572	(8)%

     Turnover from TSS decreased by 8% to HK$15,227 million in 2004 from HK$16,572 million in 2003. The decrease was primarily due to the continuing competition in the Hong Kong telecommunications market and the significant downward pricing pressure for international telecommunications services.

     Local Telephony Services. Local telephony services turnover decreased by 12% to HK$5,303 million in 2004 from HK$6,024 million in 2003. This primarily reflected a reduction in the overall number of direct exchange lines in service we operate and lower interconnection fee turnover due to a rate reduction determined by OFTA which became effective in October 2003.

     There are a number of challenging factors that have caused our market share to decline. These factors include increasing liberalization of the fixed-line market since 1995, and further full liberalization since the beginning of 2003; competition from other fixed-line operators; substitution by broadband access lines and wireless telecommunications services; and, until recently, the softening of the Hong Kong economy. We continue to enhance and market innovative products to retain and win-back fixed-line customers. For example, the functionalities of NGFL services have been enhanced, and 969,000 exchange lines were signed up by the end of 2004. Net exchange line loss reduced from 359,000 in 2003 to 212,000 in 2004.

     The decline in the number of direct exchange lines in service we operated during 2004 was due to a combination of factors, including continuing competition from other fixed-line operators and users substituting exchange lines with broadband access lines and wireless telecommunications services.

     According to industry statistics provided by OFTA and our estimates, the total number of direct exchange lines in the fixed line market contracted by approximately 1.1% in 2004 as compared to 0.6% in 2003. At the end of 2004, we operated approximately 2,567,000 direct exchange lines with an overall market share at 68%, 67% in the residential sector and 69% in the business sector. As at December 31, 2003, we had approximately 2,779,000 direct exchange lines with 73% total market share, 73% in the residential sector and 73% in the business sector. The total number of our residential exchange lines decreased to approximately 1,423,000 as at December 31, 2004 from approximately 1,543,000 as at December 31, 2003, and the total number of our business exchange lines in service decreased to approximately 1,144,000 as at December 31, 2004 from approximately 1,236,000 as at December 31, 2003.

     Local Data Services. Local data services turnover decreased slightly to HK$4,386 million in 2004 from HK$4,396 million in 2003. This decrease was primarily due to severe pricing pressure in the provision of local area and wide area (LAN and WAN) corporate networks, and high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers. This decrease was partially offset by an increase in turnover from broadband internet access services and now Broadband TV services. Total broadband access lines grew by 13% to 796,000, and now Broadband TV services installed reached 361,000 as at December 31, 2004 from 147,000 services as at December 31, 2003.

     International Telecommunications Services. International telecommunications services turnover decreased by 20% to HK$2,385 million in 2004 from HK$2,970 million in 2003. The international telecommunications markets for both voice and data services continued to be intensely competitive in 2004, with a decrease in retail prices more than offsetting increased traffic volumes. Retail outgoing IDD minutes increased 13% to 1,383 million minutes in 2004 from 1,226 million minutes in 2003. IPLC bandwidth sold increased by 278% to 6,020 Megabits per second, or Mbps, in 2004 compared to 1,592 Mbps in 2003. Unit prices of IPLC, IDD and other international data products were lower than those in 2003, which were in line with the global market trend. Delivery fee revenue also dropped due to a rate reduction as determined by OFTA effective June 2004.

     Other Services. Other services turnover decreased by 1% to HK$3,153 million in 2004 from HK$3,182 million in 2003. This was mainly due to a decline in customer premise equipment sales revenue which was partially offset by an increase in technical consultancy and network operation outsourcing services revenue generated by Cascade.

      Business eSolutions (including UniHub)

     The table below sets out the financial performance of Business eSolutions for the years ended December 31, 2004 and 2003:

For the year ended December 31,	2004 (HK$ million)	2003 (HK$ million)	Increase/ (Decrease)

UniHub business	1,865	1,525	22%
Retail business broadband	547	530	3%
Directories business	289	271	7%

Total Turnover	2,701	2,326	16%

     Business eSolutions turnover increased by 16% to HK$2,701 million in 2004 from HK$2,326 million in 2003, primarily due to turnover attributable to the UniHub business, including the business from UCITC, our subsidiary co-owned with China Telecommunications Corporation established in 2003. Turnover from our retail business broadband and directories businesses also increased by 3% and 7%, respectively.

      Infrastructure

     Infrastructure turnover increased by 27% to HK$5,863 million in 2004 from HK$4,600 million in 2003. The significant increase in Infrastructure turnover primarily reflected sales of Bel-Air and higher average sales prices due to a more favorable property market condition. In May 2004, we sold to DFG the property assets and related businesses of our Infrastructure division in exchange for a controlling interest in DFG, which we renamed Pacific Century Premium Developments Limited. See “Item 4. Information on our Company B. Business Overview–Infrastructure.”

     We recorded turnover from pre-sales of Bel-Air of HK$5,415 million in 2004 compared to HK$4,111 million in 2003, based on the percentage of completion method. During 2004, more than 560 residential units were pre-sold, generating US$1.15 billion of sales proceeds. Construction of Bel-Air commenced in 2002. Phase one was completed in 2004 and the remaining phases are expected to be completed between 2005 and 2008. For further discussions of Cyberport, see “Item 4. Information On Our Company B. Business Overview–Infrastructure–Cyberport.”

      Others and Eliminations

     Turnover from Others primarily included turnover from the Group’s businesses in Taiwan and Japan. We continued to streamline certain loss-making businesses including the gaming business in Japan. Thus, turnover from Others decreased 13% to HK$372 million.

     Eliminations decreased to HK$1,268 million in 2004 from HK$1,374 million in 2003 and were predominantly related to internal charges for communications services consumed, IT support and computer system network charges, customer support services and rental between our business units.

      Cost of Sales

     Total costs of sales for the year ended December 31, 2004 increased 21% to HK$10,531 million from HK$8,730 million for the year ended December 31, 2003 due to an increase in the cost of properties sold in connection with the Cyberport project, an increase in cost of sales in relation to UniHub business in the PRC, including the subsidiary co-owned with China Telecom, and an increase in marketing and customer acquisition costs of new products and services, such as now Broadband TV and NGFL services. Certain construction and establishment costs of the Cyberport project previously capitalized were recognized as costs of sales during the year reflecting sales of Bel-Air.

      General and Administrative Expenses

     The table below sets forth unaudited financial data for general and administrative expenses for the years ended December 31, 2004 and 2003:

For the year ended December 31,	2004 (HK$ million)	2003 (HK$ million)	Increase/ (Decrease)

Staff compensation expense	2,903	3,150	(8%)
Repair and maintenance	358	423	(15%)
Other general and administrative expenses	2,551	2,875	(11%)

General and administrative expenses before
depreciation and amortization	5,812	6,448	(10%)
Depreciation and amortization	2,542	2,888	(12%)
(Gain)/Loss on disposal of fixed assets	(56)	145	NA

General and administrative expenses	8,298	9,481	(12%)

     General and administrative expenses before depreciation and amortization decreased 10% to HK$5,812 million in 2004 from HK$6,448 million in 2003 by streamlining certain loss making businesses, including the gaming business in Japan, improving corporate overhead efficiency and overall productivity level, and restructuring our defined benefit schemes. We recognized development costs for our wireless broadband network business in the U.K., which offset a portion of the savings in total general and administrative expenses.

     Staff compensation expense decreased by 8% to HK$2,903 million in 2004 from HK$3,150 million in 2003 due to restructuring our defined benefit schemes and a slight decrease in the number of employees.

     The table below sets forth the number of our employees in each of our principal business segments for 2004 and 2003:

	Year ended December 31,

	2004	2003

TSS	8,772	8,897
Business eSolutions(1)	2,046	2,229
Infrastructure	455	365
Others(2)	975	1,019

Total	12,248	12,510

Total (excluding part-time/temps)	11,928	12,013

(1)	Business eSolutions includes IT business provided under UniHub, retail business broadband and our directories businesses.

(2)	Others primarily includes corporate functions, our business in Taiwan, JALECO, UK Broadband and Internet services.

     Other general and administrative expenses primarily included rent, rates and utilities; publicity and promotion expenses; professional and consulting fees and subcontracting costs. Other general and administrative expenses decreased by 11% to HK$2,551 million in 2004 from HK$2,875 million in 2003, primarily due to decreases in professional and consulting fees, subcontracting costs, lower data processing charges and fewer bad debts.

      Adjusted EBITDA

     Adjusted EBITDA2 decreased approximately 11% to HK$6,552 million in 2004 from HK$7,372 million in 2003, primarily attributable to the lower adjusted EBITDA contribution from TSS, partially offset by a more significant contribution from Infrastructure as a result of sales of Bel-Air and a reduction in adjusted EBITDA loss from our business in Japan and from cost savings in corporate overhead.

     Adjusted EBITDA2 margin decreased to approximately 29% for 2004 as compared to 33% in 2003, primarily due to a lower TSS adjusted EBITDA margin as a result of the change in business mix and the marketing and customer acquisition costs in relation to the new products and services incurred in 2004. The decrease in TSS margin was partially offset by a higher margin contribution from sales of Bel-Air in 2004 as compared to 2003.

      Depreciation and Amortization

     Depreciation and amortization decreased 12% to HK$2,542 million in 2004 compared to HK$2,888 million in 2003.

      Operating Profit Before Net Gains on Investments, Provisions for Impairment Losses and Restructuring Costs

     Operating profit before net gains on investments, provisions for impairment losses and restructuring costs decreased by 6% to HK$4,066 million in 2004 from HK$4,339 million in 2003 for the reasons described above.

2Adjusted EBITDA and adjusted EBITDA margin are defined and reconciled to GAAP measures in Appendix A of this section.

      Net Gains On Investments

     We had a net gain on investments of HK$461 million in 2004 compared to a net gain of HK$407 million in 2003, primarily reflecting:

  gain on disposal of PCPD shares, net of expenses of HK$563 million and gain on deemed disposal of interest in subsidiaries of HK$72 million in 2004 compared to zero in 2003; and

  a provision for impairment of investments of HK$187 million in 2004 compared to HK$258 million in 2003.

     In 2003, there was a gain on termination and amendment of the terms of cross currency swap contracts of HK$532 million, but no similar gain in 2004.

      Provisions for Impairment Losses

     Provisions for impairment losses decreased to HK$40 million in 2004 from HK$2,452 million in 2003. Provisions of HK$40 million made in 2004 were primarily due to a write off of obsolete network assets of HK$29 million and goodwill of certain of our subsidiaries of HK$11 million. In 2003, provisions of HK$2,452 million were made primarily to reflect technology developments and market changes that affected our businesses. See “–Consolidated Results for Year ended December 31, 2003 Compared to Year ended December 31, 2002.”

      Restructuring Costs

     Restructuring costs increased to HK$51 million in 2004 from HK$38 million in 2003. Restructuring costs mainly represent severance payments in 2004 due to closing down certain facilities and relocating certain operations to the PRC. In 2003, they also included the write-off of development costs and inventories related to the restructuring of JALECO’s on-line game and game development businesses.

      Profit from Operations

      We recorded a profit from operations of HK$4,436 million in 2004 compared to HK$2,256 million in 2003.

      Finance Costs

     Finance costs decreased 9% to HK$1,929 million in 2004 from HK$2,117 million in 2003, in line with the 10% decrease in our net debt. In 2003, we moved the majority of debt from floating to fixed rates. As at December 31, 2004, weighted average maturity was about six years. As a result, average cost of debt, calculated as total interest, including financing fees, over average debt outstanding, increased to 6.1% in 2004 from 5.6% in 2003. The balance also included arrangement fees and facility fees expensed of approximately HK$154 million in 2004 compared with HK$246 million in 2003 incurred in respect of our bank loans and other long-term borrowings.

      Share of Results of Jointly Controlled Companies

     Share of loss of jointly controlled companies was HK$4 million in 2004 compared to a share of loss of HK$891 million in 2003. In 2004, we did not recognize any profit or loss from Reach because we had written down our interest in Reach to zero at the end of 2003 compared with our share of loss before tax of HK$821 million in 2003.

      Share of Results of Associates

     Share of profit of associates increased to HK$152 million in 2004 from HK$65 million in 2003. This was primarily due to the profit from our investment in MobileOne.

      Impairment Losses on Interests in Jointly Controlled Companies and Associates

     Impairment losses on interests in jointly controlled companies and associates decreased to HK$16 million from HK$4,464 million in 2003. We performed an assessment of the fair value of our interest in Reach, including the related goodwill that had previously been eliminated against reserves, as at December 31, 2003. As a result, we made a full provision for impairment of our previously unimpaired interest in Reach, recognizing an impairment loss of approximately HK$4,159 million. Accordingly, our total interest in Reach, including the amounts paid by us under the Capacity Prepayment Agreement, was written down to zero as at December 31, 2003. In addition, due to losses, as at December 31, 2003, we performed an assessment of the carrying value of our interest in a jointly controlled company engaged in the on-line game business. Based on the results of the assessment, we made a full provision for impairment in our interest, recognizing an impairment loss of approximately HK$227 million.

      Taxation

     Our tax charge decreased by 16% to HK$981 million in 2004 compared to HK$1,165 million in 2003. This decrease was primarily due to over provision of profits tax and reversal of deferred tax. Our effective tax rate for the year ended December 31, 2004 was 36%, excluding the provisions for impairment losses and the impairment losses on interests in jointly controlled companies and associates. Under the current tax system in Hong Kong, there is no group loss relief on Hong Kong and overseas operating losses. Furthermore, our financing costs, to the extent that they are attributable to the acquisition of HKT and other companies, are not tax deductible.

     HKTC has been in dispute with the IRD regarding the deductibility of certain interest payments totaling HK$1,708 million in the current and previous year’s tax computations. Subsequent to the balance sheet date, HKTC received additional assessments totaling HK$240 million as a result of disallowance by the IRD of the interest payments in dispute. The directors consider that their grounds for claiming the deduction are reasonable and will lodge a formal objection to the IRD against the additional assessments and accordingly no provision for taxation has been made in our financial statements.

      Minority Interests

     Profit attributable to minority interests was HK$20 million in 2004 compared with a loss attributable to minority interests of HK$216 million in 2003. The profit in 2004 was primarily due to profits from PCPD.

      Profit/(Loss) for the Year Attributable to Shareholders

     Profit attributable to shareholders for the year was HK$1,638 million in 2004 compared to a loss of HK$6,100 million in 2003 primarily due to the significant asset and investment impairment losses recorded and operating loss picked up from Reach in the previous year.

      Highlights of Reach

	Year ended December 31,

	2004			2003

	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)

	(HK GAAP)	(HK GAAP)	(US GAAP)	(HK GAAP)	(HK GAAP)	(US GAAP)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Turnover	6,300	808	808	7,036	902	902
PCCW’s 50% share of
(loss)/profit before tax,
excluding impairment	–	–	NA	(821)	(105)	NA

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

     Reach generated total turnover of HK$6,300 million in 2004 compared to HK$7,036 million in 2003, and a loss before tax and excluding impairment in 2004 of HK$208 million compared with HK$1,678 million in 2003. In 2004, we did not recognize any profit or loss from Reach because we had written down our interest in Reach to zero at the end of 2003.

     Reach continues to operate in a difficult environment and the industry is expected to remain challenging for some time. Prices for international voice and data carriage have been falling and the growth in usage has not been sufficient to compensate for the loss in revenue caused by the price reductions. Reach is continuing to focus on core business and cost containment. In addition a suite of new IT systems platforms have been progressively introduced to enhance operational performance and customer satisfaction.

     On April 15, 2003, Reach entered into an agreement with its lenders to amend the terms of the Reach Term Facility. On June 17, 2004, we and Telstra agreed to purchase from the syndicate of banks the entire outstanding portion of US$1,200 million of the debt under the Reach Term Facility for approximately US$311 million (approximately HK$2,425 million) and we purchased 50% of this debt for approximately US$155.45 million (approximately HK$1,213 million) on June 18, 2004. Also, on June 17, 2004, we and Telstra agreed to provide Reach with the Reach Working Capital Facility, with each of us contributing up to US$25 million (approximately HK$195 million) to this facility. On April 16, 2005, we agreed with Telstra and Reach on a new operating model under which Reach would operate as an outsourcer of telecommunications network services for our group and the Telstra Group. For further details on the new operating model for Reach, see “–Overview–Development of Reach.”

     We have historically been a substantial acquirer of cross-border connectivity services supplied by Reach. Through HKTC, we and Reach were parties to a Hong Kong domestic connectivity agreement (as amended) and were parties to the International Services Agreement (as amended), for the provision of domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. We made purchases pursuant to the amended International Services Agreement of approximately HK$855 million in 2004 compared to approximately HK$1,036 million in 2003. The International Services Agreement was terminated in connection with the implementation of the new operating model for Reach in April 2005, as described above.

      For further details on Reach, see “––Overview––Development of Reach.”

   Consolidated Results for Year ended December 31, 2003 Compared To Year ended December 31, 2002

     The table below sets forth financial data with respect to turnover by business unit and adjusted EBITDA, excluding Reach, for the years ended December 31, 2003 and 2002.

For the year ended December 31,	2003 (HK$ million)	2002 (HK$ million)	Increase/ (Decrease)

Turnover
TSS	16,572	18,007	(8)%
Business eSolutions	2,326	2,234	4%
Infrastructure	4,600	685	572%
Infrastructure ex-Bel-Air	489	685	(29)%
Bel-Air	4,111	–	–
Others	426	793	(46)%
Eliminations	(1,374)	(1,607)	(14%)

Total Turnover	22,550	20,112	12%

Adjusted EBITDA	7,372	8,120	(9)%
Depreciation and amortization	(2,888)	(2,832)	2%
Loss on disposal of fixed assets	(145)	(76)	91%

Operating Profit(1)	4,339	5,212	(17)%

Adjusted EBITDA Margin (2)	33%	40%

(1)	Operating profit before net gains on investments, provisions for impairment losses and restructuring costs.

(2)	Turnover from Bel-Air was HK$4,111 million in 2003 compared to zero in 2002. The adjusted EBITDA margin of Bel-Air was negligible in 2003. This caused our adjusted EBITDA margin to decrease in 2003 compared to 2002. Excluding the impact of Bel-Air, our adjusted EBITDA margin in 2003 was stable compared to 2002.

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

      Telecommunications Services, or TSS

     The table below sets forth the unaudited financial data with respect to turnover of TSS for the years ended December 31, 2003 and 2002:

For the year ended December 31,	2003 (HK$ million)	2002 (HK$ million)	Increase/ (Decrease)

Local Telephony Services	6,024	6,849	(12)%
Local Data Services	4,396	4,457	(1)%
International Telecommunications Services	2,970	3,557	(17)%
Other Services	3,182	3,144	1%

Total Turnover	16,572	18,007	(8)%

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

     Local Data Services. Local data services turnover decreased to HK$4,396 million in 2003 compared to HK$4,457 million in 2002. This decrease was primarily due to a decrease in turnover from the provision of LAN and WAN, corporate networks and high-speed, high-volume data transmissions from mobile telephone operators and ISPs as a result of intense pricing pressure. This decrease was partially offset by an increase in turnover from broadband Internet access services.

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

     Sales of our IPLC bandwidth increased to 1,592 Mbps in 2003 compared to 855 Mbps in 2002. Unit prices of IPLC and other managed data products were lower than those in 2002, in line with the general global market trend. There was also a decrease in our delivery fee turnover as more international traffic was carried by mobile operators than over our network.

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

     For some of our completed and ongoing IT contract work, see “Item 4.B.–Business Overview–Business eSolutions.”

     Turnover from business broadband Internet access services remained flat at HK$530 million in 2003 compared to HK$531 million in 2002.

     Turnover from our directories businesses decreased to HK$271 million in 2003 from HK$306 million in 2002. The unfavorable economic conditions in Hong Kong resulted in lower advertising turnover.

      Infrastructure

     Infrastructure turnover (excluding sales of Bel-Air) decreased to HK$489 million in 2003 from HK$685 million in 2002. This decrease was primarily due to lower average rental rates of our investment properties which was in line with trends in the Hong Kong real estate market. In addition, in 2002, we recorded a one-off turnover of HK$83 million which included infrastructure work completed for the Cyberport development and turnover recorded from the sale of certain properties in the PRC.

     All 1,204 residential units of the first and second phases of Bel-Air were sold. We recorded turnover of HK$4,111 million in 2003 compared to zero in 2002, based on the percentage of completion method. As a result, infrastructure turnover as a whole increased to HK$4,600 million in 2003 from HK$685 million in 2002. Construction of Bel-Air commenced in 2002. Phase one was completed in 2004 and the remaining phases are expected to be completed in phases between 2005 and 2008. For further discussions of Cyberport, see “Item 4. Information On Our Company B. Business Overview–Infrastructure–Cyberport.”

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

      Cost of Sales

     Total cost of sales in 2003 were HK$8,730 million compared to HK$5,295 million in 2002. Certain construction and establishment costs of the Cyberport project previously capitalized were recognized as cost of sales during the year reflecting the commencement of pre-sales of Bel-Air.

     TSS cost of sales decreased to HK$3,788 million in 2003 compared to HK$3,993 million in 2002. This was primarily due to a decline in wholesale international voice and data disbursements, which was partially offset by customer acquisition costs incurred in the second half of 2003 in relation to new products and services launched.

General and Administrative Expenses

     The table below sets forth unaudited financial data for general and administrative expenses for the years ended December 31, 2003 and 2002:

For the year ended December 31,	2003 (HK$ million)	2002 (HK$ million)	Increase/ (Decrease)

Staff compensation expense(1)	3,150	3,766	(16%)
Repair and maintenance	423	443	(5%)
Other general and administrative
expenses	2,875	2,488	16%

General and administrative expenses
before depreciation and
amortization	6,448	6,697	(4%)
Depreciation and amortization	2,888	2,832	2%
Loss on disposal of fixed assets	145	76	91%

General and administrative
expenses	9,481	9,605	(1%)

(1)	HK$56 million paid to subcontracting companies formed in 2002 was reclassified as general and administrative expenses from staff compensation expense.

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

	Year ended December 31,

	2003	2002

TSS	8,897	8,445
Business eSolutions(1)	2,229	1,280
Infrastructure	365	361
Others(2)	1,019	1,474

Total	12,510	11,560

Total (excluding part-time/temps)	12,013	10,978

(1)	Business eSolutions includes Internet data centers.

(2)	Others primarily includes corporate functions, our businesses in Taiwan, JALECO and Internet services.

     The increase in the number of employees was primarily due to the inclusion in the Business eSolutions segment of all the employees from ChinaBiG, which became our indirect non wholly owned subsidiary in April 2003 and an increased workforce for the launch of PCCW’s new products and services and the IT business in the PRC. This was partially offset by the reduction of JALECO’s workforce.

     Other general and administrative expenses primarily included rent, rates and utilities, publicity and promotion expenses, professional and consulting fees and subcontracting costs. Other general and administrative expenses increased to HK$2,875 million in 2003 from HK$2,488 million in 2002, primarily due to additional publicity and promotion expenses for the pre-sales of Bel-Air and new products and services and an increase in subcontracting costs as a result of the strategic realignment plans and efficiency programs implemented in 2002 and 2003.

      Adjusted EBITDA

     Adjusted EBITDA3 decreased approximately 9% to HK$7,372 million in 2003 from HK$8,120 million in 2002, primarily due to a lower adjusted EBITDA contribution from TSS.

     Adjusted EBITDA3 margin decreased to approximately 33% for 2003 as compared to 40% in 2002, due to the recognition of the revenue and the corresponding costs from pre-sales of Bel-Air in 2003. Excluding the contribution from sales of Bel-Air, adjusted EBITDA margin remained stable.

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

3Adjusted EBITDA and adjusted EBITDA margin are defined and reconciled to GAAP measures in Appendix A of this section.

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

       Finance Costs

     Finance costs increased 6% to HK$2,117 million in 2003 from HK$1,997 million in 2002. In 2003, we shifted a majority of our debt from floating to fixed rates. Weighted average maturity was also lengthened to nearly 7 years. As a result, our average cost of debt increased to 5.6% in 2003 from 5.0% in 2002. Finance costs included arrangement fees and facility fees incurred with respect to bank loans and other long-term borrowings of approximately HK$246 million in 2003 compared to HK$263 million in 2002.

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

      Taxation

     Our tax charge decreased by 17% to HK$1,165 million in 2003 compared to HK$1,406 million in 2002. This decrease was primarily due to a write back of deferred tax on fixed asset impairment and over provision for overseas taxes, partially offset by the effect of an increase in the Hong Kong statutory tax rate from 16% to 17.5% .

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

      Loss for the Year Attributable to Shareholders

     Loss for the year was HK$6,100 million in 2003 compared to a loss of HK$7,762 million in 2002 as a result of the above factors.

      Highlights of Reach

	Year ended December 31,

	2003			2002

	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)

	(HK GAAP)	(HK GAAP)	(US GAAP)	(HK GAAP)	(HK GAAP)	(US GAAP)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Turnover	7,036	902	902	9,854	1,263	1,263
PCCW’s 50% share of (loss)/profit
before tax, excluding impairment	(821)	(105)	NA	738	95	NA

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

     Through HKTC, we and Reach were parties to a Hong Kong domestic connectivity agreement (as amended) and the International Services Agreement (as amended), for the provision of domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. In 2003, we made purchases pursuant to the amended International Services Agreement of approximately HK$1,036 million.

      For further discussion on Reach, see “–Overview–Development of Reach.”

Liquidity and Capital Resources

     The following table presents a summary of significant cash flows for the years ended December 31, 2002, 2003 and 2004.

	For the year ended December 31,

	2004	2003	2002

(in accordance with HK GAAP)	(HK$ million)

Net cash inflow from operating activities	4,765	3,816	3,917
Net cash (outflow) from investing activities	(718)	(1,969)	(812)
Net cash (outflow) from financing activities	(6,107)	(4,202)	(2,719)
Capital expenditure(1)	1,972	1,958	1,611

(1)	Capital expenditure refers to additions to fixed assets.

     Our net cash inflow from operating activities increased to HK$4,765 million in 2004 from HK$3,816 million in 2003. Our operating profit before changes in working capital decreased to HK$6,545 million in 2004 from HK$7,517 million in 2003. The increase in net cash inflow from operating activities was primarily due to an allocation of HK$920 million from surplus proceeds from the pre-sale of Bel-Air that were previously retained in specific bank accounts and restricted in use.

     Net cash inflow from operating activities slightly decreased to HK$3,816 million in 2003 from HK$3,917 million in 2002. The decrease in net cash inflow from operating activities was primarily due to an increase in sales proceeds held in stakeholders’ accounts and restricted cash of HK$2,402 million and HK$2,701 million, respectively, in 2003, from nil in 2002. This was partially offset by an increase in accruals, accounts payable, provisions, other payables and deferred income of HK$3,448 million in 2003 from HK$159 million in 2002, due to the proceeds from the pre-sale of Bel-Air in 2003.

     Net cash outflow from investing activities decreased to HK$718 million in 2004 from HK$1,969 million in 2003. The decrease in net cash outflow from investing activities was primarily due to the proceeds from partial disposal of interest in our subsidiaries amounting to HK$1,728 million in 2004.

     Our net cash outflow from investing activities increased to HK$1,969 million in 2003 from HK$812 million in 2002. The increase was primarily attributable to the US$143 million (approximately HK$1,115 million) capacity prepayment to Reach made in April 2003.

     Net cash outflow from financing activities increased to HK$6,107 million in 2004 from HK$4,202 million in 2003. Our net cash flows from financing activities in 2004 were primarily affected by the repayment in 2004 of certain term loans totaling HK$4,983 million, including a HK$750 million term loan, the outstanding balance of RMB1,220 million under the RMB1,300 million loan facility and the five-year term loan facility of HK$3,003 million established in March 2003.

     Net cash outflow from financing activities increased to HK$4,202 million in 2003 from HK$2,719 million in 2002. Our net cash flows from financing activities in 2003 were primarily affected by:

  long-term borrowings totaling HK$10,459 million, including US$456 million guaranteed notes and US$500 million guaranteed notes issued by two of our indirectly wholly owned subsidiaries in January and July 2003, respectively, and HK$3,003 million under a term loan facility we established in March 2003;

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

   Debt Financing

     During 2004, we repaid a total of approximately HK$4,837 million gross long-term debt including the HK$1,058 million Beijing property RMB-denominated loan and two term loan facilities of HK$750 million and HK$3,003 million respectively.

      Our major borrowings include the following:

     On December 5, 2000, PCCW Capital Limited, a direct wholly owned subsidiary of PCCW, issued convertible bonds due 2005 in the principal amount of US$1,100 million (approximately HK$8,580 million). They are convertible into ordinary shares of PCCW at US$4.9804 per share (after adjustments in connection with the share placement in July 2003) subject to adjustments at any time on or after January 5, 2001 and up to November 21, 2005 and bear interest at 3.5% per annum, payable annually in arrears.

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

     On October 26, 2001, Profit Century Finance Limited, an indirect wholly owned subsidiary of PCCW, completed the placement of Yen 30,000 million 3.65% guaranteed notes due 2031. The Yen notes are redeemable at the option of Profit Century Finance Limited on any interest payment date falling on or after October 27, 2006. The Yen notes are unconditionally and irrevocably guaranteed by HKTC.

     On November 15, 2001, PCCW-HKT Capital Limited, a direct wholly owned subsidiary of HKTC, issued US$750 million 7.75% guaranteed notes due 2011. On November 26, 2001, PCCW-HKT Capital Limited issued a further US$250 million 7.75% guaranteed notes due 2011 which are fungible and consolidated to form a single series with the guaranteed notes issued on November 15, 2001. The notes due 2011 are unconditionally and irrevocably guaranteed by HKTC.

     The interest rate payable on the notes due 2011 will be subject to adjustment from time to time if either Moody’s or S&P downgrades the rating ascribed to the senior unsecured debt of HKTC below Baa1 in the case of Moody’s, or below BBB in the case of S&P. In this event, the interest rate payable on the notes due 2011 will be increased by 0.25% per annum for each rating notch downgrade below the applicable level by each rating agency. In addition, if Moody’s or S&P subsequently increases the rating ascribed to the senior unsecured debt of HKTC, then the interest rate then payable on the notes due 2011 will be decreased by 0.25% per annum for each rating notch upgrade by each rating agency, but in no event will the interest rate be reduced to below the initial interest rate on the notes due 2011. There is no limit to the number of times the interest rate payable on the notes due 2011 can be adjusted prior to their maturity.

      The interest rate payable on the notes due 2011 is 8.00% based on the current ratings of HKTC.

     On December 21, 2001, Profit Century Finance No. 2 Limited, an indirect wholly owned subsidiary of PCCW, arranged a HK$750 million term loan facility and HK$1,300 million standby letter of credit facility. The HK$750 million term loan facility is repayable in 2008 and was drawn down in December 2002 to support our general working capital requirements. The standby letters of credit are used to support a RMB1,300 million loan facility we established on December 21, 2001. The RMB loan was granted to Beijing Jing Wei House and Land Estate Development Co., Ltd. for the financing and refinancing of the development of Pacific Century Place Beijing. The RMB loan is repayable over six years from 2003 to 2008. The Hong Kong dollar term loan facility was fully prepaid on January 19, 2004 and the RMB loan was fully prepaid on March 1, 2004.

     On January 29, 2002, PCCW Capital No. 2 Limited, an indirect wholly owned subsidiary of PCCW, issued US$450 million 1% guaranteed convertible bonds due 2007, which are unconditionally and irrevocably guaranteed on a joint and several basis by PCCW and HKTC. The convertible bonds due 2007 are convertible, at the option of their holders, up to and including January 15, 2007 into ordinary shares of PCCW at an initial conversion price of HK$13.5836 per share (after adjustments in connection with the share placement in July 2003) and with a fixed exchange rate on conversion of US$1.00 = HK$7.80.

     On January 24, 2003, PCCW Capital No. 3 Limited, an indirect wholly owned subsidiary of PCCW, issued and sold by way of a private placement US$456 million 7.88% guaranteed notes due 2013 to raise funds for general corporate purposes. The notes were unconditionally and irrevocably guaranteed by PCCW until May 12, 2004. On May 12, 2004, the noteholders approved the novation of the guarantee to HKTC and amendments to certain terms of the notes.

     On March 14, 2003, PCCW entered into a five-year term loan facility for HK$3,003 million on an unsecured basis. The loan is repayable in 2008. The proceeds were used for general corporate purposes. The term loan facility was fully prepaid on February 26, 2004.

     On July 17, 2003, PCCW-HKT Capital No.2 Limited, a direct wholly owned subsidiary of HKTC, issued US$500 million 6.00% guaranteed notes due 2013. The notes due 2013 are unconditionally and irrevocably guaranteed by HKTC. The proceeds were used for general corporate purposes of HKTC.

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

      As at April 30, 2005, none of the long-term revolving credit facilities were drawn down by HKTC.

Capital Resources

     We have established treasury and funding policies, guidelines and control procedures which are designed to ensure that we maintain an optimal level of liquidity to support current and future business requirements and to meet our liabilities when due. We continually monitor our treasury positions, the credit ratings of our counterparties and we limit the amount of contract with any one party. The Finance and Management Committee, a subcommittee of the Executive Committee of our Board of Directors, meets regularly to review our funding and treasury policies. Interest rate and exchange rate exposure is continuously monitored and, if appropriate, financial instruments will be utilized to manage the risk. See “–Off-Balance Sheet Arrangements.”

     We expect that our principal liquidity requirements for 2005 will include our expected capital expenditures and cash to prepay indebtedness. We expect to fund our liquidity requirements primarily through cash flow from operations and through the proceeds from issuing new shares to CNC. Other than as described in “–Off-Balance Sheet Arrangements”, we have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or capital expenditure.

     As at December 31, 2004, we had HK$3,494 million in cash and cash equivalents and committed unutilized short-term and long-term revolving credit facilities of approximately HK$11,286 million. A significant portion of our cash and cash equivalent is held in Hong Kong dollars and US dollars. For a discussion on the use of borrowings or committed facilities, see “–Debt Financing.” For all of the three long-term revolving credit facilities that in the aggregate constituted approximately 95.7% of our committed unutilized revolving credit facilities as at December 31, 2004, we can make a drawdown from time to time provided that certain representations and warranties are true and accurate in all material respects on the date of the drawdown. The drawdown is also conditional on there being no occurrence of certain events including a default, disruption in the Hong Kong interbank market and material adverse changes in the business, assets, financial condition or trading position of HKTC and its subsidiaries that would reasonably be expected to affect HKTC’s ability to perform its payment obligations under these facilities. Our short-term committed facilities are subject to similar conditions.

     As at December 31, 2004, we had short-term borrowings of HK$9,031 million which included bank loans of HK$2 million and the current portion of long-term borrowings and convertible note and bonds of HK$12 million and HK$9,017 million, respectively. The convertible note and bonds outstanding as at December 31, 2004 represented US$1,100 million convertible bonds and US$54 million convertible note, both maturing in 2005. We redeemed US$143 million (approximately HK$1,115 million) of an US$190 million convertible note and issued an amended 5% mandatory convertible note in the principal amount of approximately US$54 million (approximately HK$421 million) due 2005 to Telstra in 2003. HK$473 million of the short-term borrowings were secured borrowings. As at December 31, 2004, our short-term borrowings, excluding current portion of long-term borrowings and convertible note and bonds, were non-interest bearing.

     As at December 31, 2004, we had an aggregate amount of HK$20,663 million outstanding in long-term liabilities including long-term borrowings and convertible note and bonds. Contractual rates of interest for long-term borrowings and convertible note and bonds were within a range from 1% to 8% per annum.

     Set forth below are the aggregate amounts, as at December 31, 2004, of our future cash payment obligations under our long-term borrowings.

2004

Long-Term Borrowings	(HK$ million)
Repayable within a period
–not exceeding one year	12
–over one year, but not exceeding five years	–
–over five years	17,163

17,175

     In addition to these long-term borrowings, we had outstanding as at December 31, 2004 convertible bonds with the principal amounts of US$450 million maturing in 2007.

      Our borrowing requirements are not subject to seasonality.

     At December 31, 2004, assets with an aggregate value of HK$67 million were pledged to secure loan facilities utilized by our subsidiaries. In addition, certain investments, with an aggregate value of HK$224 million were placed as collateral in relation to certain equity-linked transactions we entered into.

     Our 50% interest in Reach was used to secure the amended 5% mandatory convertible note of US$54 million due 2005 issued to Telstra. Following the issue of additional shares in Reach to us in connection with the arrangements relating to the establishment of a new operating model for Reach and the restructuring of Reach’s debt as described in “–Overview–Development of Reach”, our 50% interest in Reach continues to be charged to secure the above mandatory convertible note.

   Contingent Liabilities

     As at December 31, 2004, we had contingent liabilities in the aggregate amount of HK$248 million. These included a performance guarantee in the amount of HK$129 million, a corporate guarantee given to an unconsolidated subsidiary in the amount of HK$92 million, a guarantee in lieu of a cash deposit in the amount of HK$5 million and an advance payment guarantee in the amount of HK$6 million.

   Contractual Obligations and Commercial Commitments

      The following table summarizes contractual obligations as at December 31, 2004.

	Payments due by period

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

			(HK$ million)

Long-term borrowings	17,175	12	–	–	17,163
Convertible note and bonds	12,517	9,017	3,500	–	–
Operating leases	638	287	198	67	86
Capital commitments	1,909	1,148	756	5	–
Other purchase commitments	586	242	340	4	–

Total contractual cash obligations	32,825	10,706	4,794	76	17,249

     On October 13, 2000, HKTC entered into agreements with Reach Networks relating to the supply of domestic connectivity services in Hong Kong by HKTC to Reach Networks and international connectivity services between Hong Kong and other countries by Reach Networks to HKTC. Pursuant to the original terms of the International Services Agreement, for the first five years of operation subsequent to the formation of Reach in February 2001, HKTC was required to acquire 90%, 90%, 80%, 70% and 60% per annum, respectively, of our total annual purchases of international connectivity services, including international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from Reach Networks. The agreement for domestic connectivity services contemplates a reciprocal arrangement, whereby HKTC will provide local connectivity services to Reach Networks under similar terms and conditions. These agreements were subsequently amended on January 31, 2001 and further amended on April 15, 2003 such that we and Telstra agreed to purchase 90% per annum of our and Telstra’s respective international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from the Reach Group until repayment of the Reach Term Facility on December 31, 2010 or earlier, at rates benchmarked at least annually to prevailing market prices. The above obligation remained in force notwithstanding the purchase of the entire outstanding portion of the debt under the Reach Term Facility by Telstra and us in June 2004 as stated in “–Transactions with Related Parties.” Reach Networks similarly had to acquire 90% per annum of its local connectivity services in Hong Kong from HKTC under the amended agreement for domestic connectivity services for the same period. As part of the arrangements relating to the establishment of a new operating model for Reach as described in “–Overview–Development of Reach”, the International Services Agreement was terminated pursuant to the Reach Network Services Agreement, and our obligations under the Capacity Prepayment Agreement have been satisfied under the Reach Debt and Asset Restructure Deed.

     Our other commercial commitments, comprised entirely of guarantees, consisted of the following as at December 31, 2004:

	Amount of commitment expiration by period

Other commercial commitments	Total amounts committed	Less than 1 year	1-3 years	4-5 years	After 5 years

			(HK$ million)

Guarantees	248	110	32	1	105

   Capital Expenditure Commitments

     Our capital expenditure4 of HK$1,972 million for the year ended December 31, 2004 consisted principally of investments in the local network to meet increased broadband demand, expansion of the core broadband network, IP-VPN technology and technology for the delivery of new Internet services to businesses and consumers.

     Our material commitments for capital expenditures as at December 31, 2004 were approximately HK$4,986 million. These commitments related primarily to the continuing construction of the Cyberport project. Other commitments include planned property construction and additions to fixed assets, primarily in our telecommunications business.

     As at December 31, 2004, we had invested approximately HK$4,428 million in the Cyberport project. Marketing and pre-sales of Bel-Air commenced in early 2003. The cash flow generated from pre-sales of Bel-Air are being used to cover existing and part of the future development costs of the Cyberport project. We may have to provide additional funding if such proceeds are not sufficient. The amount of additional funding required may be significant and will depend on a variety of factors including, for example, the timing of pre-sales and sales of the residential units, the demand for and pricing of these residential units and overall costs of, and expenditures relating to, the Cyberport project.

     In addition to our ongoing core network expansion, capital expenditures in 2004 will include overseas network projects and other new products and services, including capital expenditures related to our Internet access services in the U.K. PCCW will determine investments using criteria such as internal rate of return, net present value or payback period depending on the type of business.

     Based on our working capital projection, which has taken into account our available banking and other borrowing facilities at December 31, 2004, we believe that we have adequate working capital to meet our current requirements.

Off-Balance Sheet Arrangements

     In the normal course of business, we use interest rate swaps, cross currency swaps, forward rate agreements, forward contracts, interest rate options and other financial instruments to manage our exposure to foreign exchange rates and interest rate fluctuations. The main purpose of these transactions is to mitigate or reduce the magnitude of market risks we face.

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

     All transactions are executed with creditworthy financial institutions, and all foreign currency contracts are denominated in currencies of major industrial countries. Costs associated with entering into such contracts are not material to our financial results. For further details on our risk management policies and off-balance sheet

4 Capital expenditure refers to additions to fixed assets.

transactions, see “–Market Risk” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and notes 2(z), 37, 38(c) and 45 to our consolidated financial statements.

Transactions with Related Parties

      During the year, we had the following significant transactions with related companies:

For the year ended December 31,	2004	2003	2002

	(HK$ million)
Convertible bond interest paid or payable to Pacific Century Group
Holdings Limited	293	293	293
Capital injection to a jointly controlled company	–	117	117
Loan to a jointly controlled company	19	–	–
Telecommunication service fees, rental charges and subcontracting charges received or receivable from:
–an associate	–	–	594
–a jointly controlled company	135	221	254
System integration charges received or receivable from a shareholder of
a PRC subsidiary	387	59	–
Telecommunications services fees and rental charges paid or payable to:
–an associate	–	–	162
–a jointly controlled company	905	1,086	1,474

     On October 13, 2000, HKTC entered into agreements with Reach Networks relating to the supply of domestic connectivity services in Hong Kong by HKTC to Reach Networks and international connectivity services between Hong Kong and other countries by Reach Networks to HKTC. Pursuant to the original terms of the International Services Agreement, for the first five years of operation subsequent to the formation of Reach in February 2001, HKTC was required to acquire 90%, 90%, 80%, 70% and 60% per annum, respectively, of our total annual purchases of international connectivity services, including international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from Reach Networks. The agreement for domestic connectivity services contemplates a reciprocal arrangement, whereby HKTC will provide local connectivity services to Reach Networks under similar terms and conditions. These agreements were subsequently amended on January 31, 2001 and further amended on April 15, 2003 such that we and Telstra agreed to purchase 90% per annum of our and Telstra’s respective international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from the Reach Group until repayment of the Reach Term Facility on December 31, 2010 or earlier, at rates benchmarked at least annually to prevailing market prices. The above obligation remained in force notwithstanding the purchase of the entire outstanding portion of the debt under the Reach Term Facility by Telstra and us in June 2004 but was terminated pursuant to the establishment of a new operating model for Reach in April 2005 as described below. Reach Networks similarly must acquire 90% per annum of its local connectivity services from HKTC under the amended agreement for domestic connectivity services for the same period.

     In addition, we entered into one-year fixed price bulk purchase agreements for international connectivity services from January 1, 2002 to December 31, 2002 which committed us to aggregate purchase levels in 2002. The agreement expired on December 31, 2002.

     Purchases made by us for the year ended December 31, 2004 were approximately HK$855 million, compared to approximately HK$1,036 million and HK$1,443 million in 2003 and 2002, respectively.

     On April 15, 2003, we, HKTC and Telstra entered into the Capacity Prepayment Agreement with Reach and certain of its subsidiaries whereby we and Telstra each paid US$143 million (approximately HK$1,115 million) (in aggregate US$286 million (approximately HK$2,231 million)) for the purchase of capacity as stated above. These prepayments (which will be compounded to reflect the time value of money) are to be applied against the cost of the services and capacity supplied to Telstra and us by the Reach Group as and when the Reach Group has available surplus cash in accordance with a prescribed formula. As at December 31, 2003, the total balance of HK$1,139 million comprising the prepayment of HK$1,115 million and the accrued interest receivable of HK$24 million was written down to zero based on the results of our assessment of the fair value of our interest in Reach, and the total balance of prepayment remained zero as at December 31, 2004. This agreement was amended and restated on June 17, 2004 in connection with the purchase of the outstanding debt under the Reach Term Facility by Telstra and us.

     On June 17, 2004, we and Telstra agreed to purchase from the syndicate of banks the entire outstanding portion of US$1,200 million of the debt under the Reach Term Facility for approximately US$311 million (approximately HK$2,425 million) and we purchased 50% of this debt for approximately US$155.45 million (approximately HK$1,213 million) on June 18, 2004. The Reach Term Facility will be repayable in full by Reach on December 31, 2010. The interest payable under this facility will be LIBOR plus 250 basis points. The interest payable on this debt has been suspended for six months from June 18, 2004 and agreed to be at LIBOR plus 250 basis points following such period. As at December 31, 2004, the loan receivable from Reach was approximately HK$1,214 million. Also, on June 17, 2004, we and Telstra agreed to provide Reach with the Reach Working Capital Facility, with each of us contributing up to US$25 million (approximately HK$195 million) to this facility. The facility is secured and will be payable in full by Reach on December 31, 2007 and interest payable under this facility will be LIBOR plus 250 basis point. As at December 31, 2004, none of the Reach Working Capital Facility has been drawn down by Reach. For further details, see “–Overview–Development of Reach.”

     On April 16, 2005, we agreed with Telstra and Reach on a new operating model under which Reach would operate as an outsourcer of telecommunications network services for our group and the Telstra Group. To implement this new operating model, PCCW Communications, our indirect wholly owned subsidiary, and Telstra each agreed to acquire indefeasible rights to use the Reach Group’s international undersea cable capacity. Each of PCCW Communications and Telstra paid Reach Global US$157 million for such capacity, which in our case, was settled by way of set-off against the equivalent amount outstanding under the PCCW Shareholder Loan, and not by way of new cash injections. In addition, interest of US$6 million due by Reach to our group was waived and US$455 million of the remaining balance of the PCCW Shareholder Loan was capitalized by way of the issue of shares in Reach to PCCHL, our wholly owned subsidiary and holder of our interest in Reach since Reach’s formation. Following the set-off and capitalization referred to above, Reach’s aggregate indebtedness to us was reduced to US$155 million.

     PCCW Communications and Telstra also agreed to each assume one half of Reach’s committed future capital expenditure in order to support growth in their own retail services. PCCW Communications’ share of this expenditure over the 17-year period from March 2005 to 2022 is expected to be approximately US$106 million. PCCW Communications and Telstra will only assume any additional future capital expenditure if such expenditure is approved by both PCCW Communications and Telstra.

     Further, pursuant to the Reach Network Services Agreement, Reach will provide to our group and the Telstra Group certain outsourcing services in relation to the international undersea cable capacity allocated by way of the grant of indefeasible rights to use as described above.

     As part of the arrangements relating to the establishment of a new operating model for Reach, the International Services Agreement was terminated pursuant to the provisions of the Reach Network Services Agreement and our obligations under the Capacity Prepayment Agreement have been satisfied under the Reach Debt and Asset Restructure Deed.

Impact of Inflation/Deflation

     Over the last several years, Hong Kong experienced an economic downturn and asset deflation until mid-2004. We do not believe that the general deflationary environment in Hong Kong has had or will have any material impact on our business. The annual deflation rate in Hong Kong was approximately 1.5% and 1.9% for the years ended December 2002 and 2003, respectively, with an annual inflation rate of 0.2% in 2004.

Seasonality

      Our results of operations are not materially affected by seasonal variations in demand for our services.

Market Risk

     Market risk composed of both foreign currency exposure and interest rate exposure deriving from our operation and funding activities. As a matter of policy, we continue to manage market risk that are directly related to our operations and financing, and we do not undertake any speculative trading activities that involve currency forwards, interest rate and currency swaps, forward rate agreements, options and other financial instruments. The Finance and Management Committee, a subcommittee of the Executive Committee of our Board of Directors, determines the appropriate risk management activities with the aim of prudently managing the market risk associated with transactions entered into in the normal course of our business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee, which are reviewed on a regular basis. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

     For a discussion on governmental economic, fiscal, monetary or political policies or factors that affected, or could materially affect our operations or investments by U.S. shareholders, see “Item 3. Key Information–Risk Factors”, “Item 4.B. Business Overview”, “Item 5. Operating and Financial Review and Prospects” and “Item 10. Additional Information.”

Differences Between Hong Kong (HK) and United States (US) GAAP

     Our primary financial statements have been prepared in accordance with HK GAAP, which differ in certain significant respects from US GAAP. These differences are set out in note 43 to our consolidated financial statements along with a reconciliation to US GAAP of our net income/(loss) for 2002, 2003 and 2004, and a reconciliation of our shareholders’ equity/(deficit) as at December 31, 2003 and 2004.

     Under US GAAP, net (loss)/gain for 2002, 2003 and 2004 would have been HK$(52,057) million, HK$(7,559) million and HK$(15,667) million, respectively, as compared with HK$(7,762) million, HK$(6,100) million and HK$1,638 million under HK GAAP.

     Under US GAAP, shareholders’ equity as at December 31, 2003 and 2004 would have been HK$71,696 million and HK$55,979 million, respectively, as compared with shareholders’ deficit of HK$7,839 million and HK$6,716 million under HK GAAP.

     The most significant differences that have affected our net loss and shareholders’ deficit under US GAAP are described below. These and other less significant differences, are more fully described in note 43 to our consolidated financial statements.

   Accounting for goodwill

     Under HK GAAP as specified in Statements of Standard Accounting Practice, or SSAP, 30, “Business combinations” issued by the Hong Kong Institute of Certified Public Accountants, or HKICPA, any goodwill arising from transactions completed from January 1, 2001 onwards is capitalized and amortized on a straight-line basis over its estimated useful life. The amortization charge for each period is recognized as an expense. Generally, goodwill is tested for impairment whenever there are indications that impairment may exist. However, goodwill that is taken initially to reserves arising on transactions prior to January 1, 2001 which was not restated as an asset on adoption of SSAP 30 in 2001 is required to be tested for impairment annually. Goodwill which is amortized over a period exceeding 20 years is also required to be tested for impairment annually. An impairment loss is recognized in the income statement whenever the carrying amount of a cash generating unit to which goodwill belongs exceeds its recoverable amount, which is defined as the higher of net selling price and value-in-use, estimated at each balance sheet date.

     Upon the adoption under US GAAP of SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002, goodwill and goodwill included in the carrying value of equity method investments are no longer to be amortized. In addition, SFAS No. 142 requires that goodwill be tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process. The first step screens for potential impairment of goodwill if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value.

   Accounting for identifiable intangible assets

     Under HK GAAP, acquired identifiable intangible assets have been limited to those assets that can be identified and controlled and for which the existence of future economic benefits can be determined. In the event the criteria cannot be met, identifiable intangibles acquired in a business combination are required to be classified as a component of goodwill. Identifiable intangible assets are amortized over their expected future economic lives.

     Under US GAAP, acquired identifiable intangible assets are required to be determined separately from goodwill based on their fair value as at the acquisition date. SFAS No. 141, “Business Combinations”, which became effective and was adopted by us on January 1, 2002, adds new and specific criteria that must be applied to determine whether an intangible asset should be recognized apart from goodwill. In particular, an intangible asset which is acquired in a business combination should be recognized as an asset apart from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. As at the date that SFAS No. 142 was initially applied in its entirety, intangible assets that have been recognized separately from goodwill prior to the adoption of SFAS No. 142 should be reclassified as goodwill if the intangible assets do not meet one of the criteria for recognition apart from goodwill as stated in SFAS No. 141 or have been specifically excluded under SFAS No. 141. SFAS No. 141 specifically excludes assembled workforce acquired in a business combination from recognition apart from goodwill. In addition, as at the date SFAS No. 142 was initially applied in its entirety, the carrying amounts of any previously acquired intangible assets that have been included in the amount reported as goodwill should be reclassified and accounted for as intangible assets apart from goodwill only if (i) the asset meets the recognition criteria mentioned above; (ii) the asset had been assigned an amount equal to its estimated fair value at the date that the business combination was initially recorded; and (iii) the asset was accounted for separately from goodwill as evidenced by the maintenance of accounting records for that asset.

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

     Under US GAAP, SFAS No. 144, which became effective January 1, 2002, requires that intangible assets with finite useful lives be tested for impairment if events or changes in circumstances indicate that the asset might be impaired, using the prescribed two-step process. The first step is a recoverability test which screens for potential impairment of an asset based on whether the undiscounted sum of estimated future cash flows from an asset is less than its carrying value. The second step measures the amount of impairment, if any, by comparing the fair value of the asset to its carrying value.

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

   Investments in marketable equity securities

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

   Employee stock option schemes

     We follow the current practice in Hong Kong that no accounting entry is made on grant of share options to employees. Under US GAAP, compensation expense for share options is recognized at the date of grant and amortized over the vesting period. In accordance with the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation–Transition and Disclosure–an amendment of FASB Statement No. 123”, we have selected only the disclosure provisions related to employee stock options and follow the recognition and measurement provisions of Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for share options granted to employees. Accordingly, the amount of compensation expense is determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant and is amortized over the vesting period of the option concerned.

     During 2002, we cancelled and reissued certain staff options that had the effect of re-pricing the previously outstanding options. Under US GAAP, variable option accounting is applied for these options and the difference between the intrinsic value of the new share options granted and the intrinsic value of the old share options is calculated and amortized to income, requiring remeasurement at each reporting date.

   Share award schemes

     We have established two employee share incentive award schemes in 2002 under which selected employees are awarded shares at no cost to the employees. Directors of PCCW Limited are not eligible to participate in either scheme. The shares are either newly issued at par value or are purchased from the open market. Compensation expense for shares either purchased from the market or newly issued under the share award schemes is recognized at the date of grant and amortized over the respective vesting period. Under HK GAAP, the amount of compensation expense is measured by the issue price of the shares for newly issued shares which is the par value of the shares or the purchase price for shares purchased from the market. Under US GAAP, the amount of compensation expense is measured by the quoted market price of the shares at the measurement date less the amount, if any, that the employee is required to pay. The measurement date is not changed from the grant or award date to a later date solely by provisions that termination of employment reduces the number of shares that may be issued to an employee.

   Shares granted by principal shareholder

     Under HK GAAP, shares granted by the principal shareholder to our employees are not recognized in the financial statements.

     Under US GAAP, shares granted by the principal shareholder to our employees are accounted for as shareholder’s contribution for the purpose of enhancing or maintaining the value of the shareholder’s investment. The contribution is measured by the quoted market price of the shares at the date of grant and is charged to the income statement as a compensation expense when the shares become vested.

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

     Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition” issued by the SEC, applicable to financial statements prepared in accordance with US GAAP, requires, in certain cases, non-refundable up-front fees for services to be deferred and recognized over the longer of the contractual period or the expected customer relationship. Under US GAAP, we amortize these up-front fees over periods of 20 years.

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

     Under US GAAP, we adopt SFAS No. 133 “Accounting for Derivative Instruments and Hedge Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, which requires all financial instruments and derivatives to be recognized on the balance sheet at fair value. The accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as a hedging relationship. The gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognized currently in the income statement. The gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument shall be reported as a component of other comprehensive income and reclassified into the income statement in the same period affected by the hedged forecasted transaction. The gain or loss on a derivative instrument not qualifying for hedge accounting should be recognized in the income statement.

     In 1999, we issued an option, to the minority shareholder of a subsidiary to enable the minority shareholder to exchange its shares in the subsidiary for a fixed number of shares to be issued by us. For US GAAP purposes, the transaction has been reflected as if the acquisition of the minority interest in a subsidiary operating in the Internet services business in the “Others” segment had occurred at the date of grant. This instrument was recorded based on the fair value at the date of grant and purchase accounting was applied to allocate value to the net assets acquired. Under HK GAAP, the option was not recognized in the financial statements until the minority shareholder exercised the options for exchange of shares in 2002.

     During 2002, we entered into certain equity swap contracts in relation to certain of our investments in equity securities which have been classified as other investments and trading securities in the financial statements under HK GAAP and US GAAP respectively. Each of these equity swap contracts comprises a debt instrument (the host contract) and embedded derivatives that are indexed to the prices of the equity investments. There are no specific accounting standards governing equity swap contracts under HK GAAP. The transactions were considered a combination of a forward sale of the trading securities and a call option held by the counterparty. The premium received from writing the call options was amortized over the term of the contracts. Under US GAAP, the debt instrument is carried at cost less discount while the compound embedded derivatives are bifurcated from the host contract and are separately accounted for in the financial statements at their fair market value at each balance sheet date.

   Loss on disposal of interest in RWC

     We disposed of our remaining 40% interest in RWC on June 28, 2002. Under HK GAAP, the disposal was recognized at the date of sale.

     For US GAAP purposes, on first adoption of SFAS No. 142 on January 1, 2002, the goodwill recorded in RWC was tested and was found to be impaired. Our share of the impairment loss was included in “Cumulative effect of a change in accounting principle, net of tax” in the income statement for the year ended December 31, 2002 with a corresponding reduction in the carrying value of our investment in RWC. As a result of the reduction in carrying value, no loss on disposal was incurred under US GAAP when our 40% interest in RWC was sold in June 2002.

   Equity pick up of results of Reach

     Under HK GAAP, we did not recognize the losses of Reach for the year ended December 31, 2004 as the original investment in Reach and previous unsecured advances to Reach had been fully written off in 2003. Since the additional loan to Reach of approximately US$155.45 million (approximately HK$1,213 million) resulting from the purchase of the loan from the syndicate of banks in 2004 is fully secured, no further recognition of the losses of Reach by us is allowed under HK GAAP.

     Under US GAAP, regardless of whether the loan receivable from Reach is secured or not, recognition of our share of the losses of Reach is required as long as we continue to have investments in loans to Reach.

Recent HK GAAP Accounting Pronouncements

     The HKICPA has undertaken to converge by January 1, 2005 all Hong Kong Financial Reporting Standards, or HKFRSs, with International Financial Reporting Standards, or IFRSs, issued by the International Accounting Standards Board. As a result, the HKICPA has issued a number of new and revised HKFRSs, including Hong Kong Accounting Standards, or HKASs, HKAS Interpretations, or HKAS-INTS, and HKFRSs, which were aligned with the requirements of IFRSs in effect as at December 31, 2004 in all material respects and are effective for accounting periods beginning on or after January 1, 2005. As a consequence, the corresponding SSAPs and Interpretations are superseded effective January 1, 2005. The applicable HKFRSs required to be adopted by us for the year ending December 31, 2005 are set out below.

HKFRSs issued		Standards superseded

HKAS 1	Presentation of Financial Statements	SSAP 1	Presentation of financial statements
HKAS 2	Inventories	SSAP 22	Inventories
HKAS 7	Cash Flow Statements	SSAP 15	Cash flow statements
HKAS 8	Accounting Policies, Changes in	SSAP 2	Net profit or loss for the period,
	Accounting Estimates and Errors		fundamental errors and changes
in accounting policies
HKAS 10	Events After the Balance Sheet Date	SSAP 9	Events after the balance sheet date
HKAS 11	Construction Contracts	SSAP 23	Construction contracts
HKAS 12	Income Taxes	SSAP 12	Income taxes
HKAS 14	Segment Reporting	SSAP 26	Segment reporting
HKAS 16	Property, Plant and Equipment	SSAP 17	Property, plant and equipment
HKAS 17	Leases	SSAP 14	Leases
HKAS 18	Revenue	SSAP 18	Revenue
HKAS 19	Employee Benefits	SSAP 34	Employee benefits
HKAS 21	The Effects of Changes in Foreign	SSAP 11	Foreign currency translation
Exchange Rates
HKAS 23	Borrowing Costs	SSAP 19	Borrowing costs
HKAS 24	Related Party Disclosures	SSAP 20	Related party disclosures
HKAS 27	Consolidated and Separate Financial	SSAP 32	Consolidated financial statements
	Statements		and accounting for investments in
subsidiaries
HKAS 28	Investment in Associates	SSAP 10	Accounting for investments in
associates
HKAS 31	Interests in Joint Ventures	SSAP 21	Accounting for interests in joint
ventures
HKAS 32	Financial Instruments: Disclosure	SSAP 24	Accounting for investments in
	and Presentation		securities
HKAS 33	Earnings Per Share	SSAP 5	Earnings per share
HKAS 36	Impairment of Assets	SSAP 31	Impairment of assets
HKAS 37	Provisions, Contingent Liabilities	SSAP 28	Provisions, contingent liabilities
	and Contingent Assets		and contingent assets
HKAS 38	Intangible Assets	SSAP 29	Intangible assets
HKAS 39	Financial Instruments: Recognition	SSAP 24	Accounting for investments in
	and Measurement		securities
HKAS 40	Investment Property	SSAP 13	Accounting for investment
properties
HKFRS 2	Share-based Payment	–
HKFRS 3	Business Combinations	SSAP 30	Business combinations
HKFRS 5	Non-current Assets held for Sale and	SSAP 33	Discontinuing operations
Discontinued Operations
HKAS-	Income Taxes – Recovery of	Interpretation	Income Taxes – Recovery of
INT 21	Revalued Non-Depreciable Assets	20	revalued non-depreciable assets

     The adoption of HKAS 1, 2, 7, 8, 10, 11, 12, 14, 16, 17, 18, 19, 21, 23, 24, 27, 28, 31, 33, 36, 37 and HKFRS 5 is not expected to result in substantial changes to our existing accounting policies under HK GAAP. In summary:
  HKAS 1 will affect certain presentations of accounts in the consolidated balance sheet, consolidated income statement and consolidated statement of changes in equity;

  HKAS 2, 8, 16, 21, 28 and 36 will affect certain disclosures in the financial statements;

  HKAS 7, 10, 11, 12, 14, 17, 18, 19, 23, 27, 31, 33, 37 and HKFRS 5 are not expected to have any material impact as our existing accounting policies already comply with the standards in all material respects; and

  HKAS 24 will affect the identification of related parties and the disclosure of related party transactions.

     For the HKFRSs set out below, we are currently assessing the potential impact but are not yet in a position to state whether these HKFRSs would have a significant impact on our financial statements presented in accordance with HK GAAP:

  HKAS 38 requires an intangible asset to be recognized as an asset apart from goodwill if it satisfies either the “separability” or “contractual-legal” criterion. It requires intangible assets with infinite useful lives be no longer amortized but tested for impairment at least annually. Intangible assets with finite useful lives are required to be amortized over their useful lives, which are no longer limited to the rebuttable presumption of 20 years, and tested for impairment on the occurrence of a triggering event.

  HKAS 39 prescribes the principles for recognition and measurement for all financial instruments, including financial assets, financial liabilities and contracts to buy or sell non-financial items, and also extends fair value principles to the measurement of the financial instruments.

  HKAS 32 prescribes requirements for the presentation of all financial instruments and identifies required information for disclosure in the financial statements.

  HKAS 40 allows investment properties to be accounted for under the cost model, i.e. at cost less depreciation and impairment loss, or the fair value model. However, if the investment properties are carried at fair value, HKAS 40 requires any changes in the fair value of the investment properties to be reported directly in the income statement. In addition, the transitional provisions of HKAS 40 require any investment property revaluation reserve existing at the date of first adoption of HKAS 40 to be eliminated by way of an opening balance adjustment to the retained earnings, and, if an entity has disclosed publicly the fair value of the investment properties in earlier periods, the standard encourages, but does not require, the adjustment of opening balance of retained earnings for the earliest period presented for which such fair value was disclosed publicly and the restatement of the comparative information for those periods.

  HKFRS 2 prescribes the recognition principles and fair value measurement basis for all share-based payment transactions, including (i) equity-settled share-based payment transactions, (ii) cash-settled share-based payment transactions; and (iii) transactions with a choice of whether they are settled in cash or by issuing equity instruments. It requires companies to reflect in their profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. HKFRS 2 applies to grants of shares, share options or other equity instruments after November 7, 2002 and not yet vested as at January 1, 2005, and it applies retrospectively to liabilities arising from share-based payment transactions existing as at January 1, 2005.

  HKFRS 3 requires all business combinations for which the agreement date is on or after January 1, 2005 to be accounted for using the purchase method. Goodwill acquired in a business combination will no longer be amortized but will be subject to impairment tests at least annually in accordance with HKAS 36. Upon the adoption of HKFRS 3, the net carrying amount of goodwill carried on the balance sheet is frozen and will be tested for impairment. Goodwill previously taken directly to reserves will no longer be subject to impairment testing and will not be recognized in the income statement when all or part of the business to which the goodwill relates is disposed of. Accordingly, goodwill previously taken directly to reserves will not impact the income statement in the future upon the adoption of HKAS 36.

  HKAS-INT 21 requires the deferred tax arising from the revaluation of the property to be recalculated as if the investment property is held through use and charged to the income statement.

     In March 2005, the HKICPA issued Interpretation 24 “Revenue – Pre-completion contracts for the sale of development properties.” The Interpretation concludes that property developers shall apply HKAS 18 in recognizing revenue arising from pre-completion contracts for the sale of development properties that do not fall within the scope of HKAS 11 and accordingly, recognize revenue only when all of the criteria specified in HKAS 18 are met. The Interpretation is first effective for pre-completion contracts for the sale of development properties entered into on or after January 1, 2005 and is therefore required to be adopted by us for the year ending December 31, 2005. We are currently assessing the potential impact on the adoption of this Interpretation on our financial statements presented in accordance with HK GAAP.

Recent US GAAP Accounting Pronouncements

     In March 2004, the Emerging Issues Task Force, or EITF, reached a consensus on EITF Issue No. 03-1, or EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments in debt and equity securities accounted for under SFAS No. 115 “Accounting for certain Investments in Debt and Equity Securities” and to investments in equity securities accounted for using the cost method, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. EITF 03-1 currently provides a multi-step model for determining whether an impairment of an investment is other-than-temporary, and requires an impairment charge to be recognized in earnings in the period in which an other-than-temporary impairment has occurred based on the difference between the adjusted cost basis of the investment and its fair value at the balance sheet date. EITF 03-1 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to certain investments and beneficial interests, in addition to certain disclosures about cost method investments when the fair value of such investments is not currently estimable. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the Financial Accounting Standards Board, or FASB, has delayed the effective date for the application of multi-step measurement and recognition guidance until issuance of implementation guidance contained in FASB Staff Position EITF 03-1-1 “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”.” We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and have not yet completed that assessment.

     In November 2004, the FASB issued SFAS No. 151 “Inventory Costs – an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overhead costs to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect that the adoption of SFAS No. 151 will have a material impact on our results of operations, financial position and cash flows.

     In December 2004, the FASB issued SFAS No. 153 “Exchange of Non-monetary Assets – an amendment of APB Opinion No. 29.” APB Opinion No. 29 “Accounting for Non-monetary Transactions” requires non-monetary exchanges of assets to be recorded at fair value with an exception for exchanges of similar productive assets, which can be recorded on a carryover basis. SFAS No. 153 amends APB Opinion No. 29 to eliminate the current exception and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary asset exchanges that take place in fiscal periods beginning after June 15, 2005. We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and have not yet completed that assessment.

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), or SFAS No. 123(R), “Share-Based Payment.” SFAS No. 123(R) replaces SFAS No. 123 “Accounting for Stock-Based Compensation”, supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees” and amends SFAS No. 95 “Statement of Cash Flows.” SFAS No. 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in-capital and reflected as financing cash inflows in the statement of cash flows. For public entities that do not file as small business issuers, SFAS No. 123(R) is effective for all awards granted after June 15, 2005, and to awards modified, repurchased, or cancelled after that date. We will adopt the modified prospective application transition method under the transition provisions of SFAS No. 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and have not yet completed that assessment.

Appendix A

Reconciliation of Non-GAAP Figures to Equivalent GAAP Figures

     For improved clarity, we are providing definitions of non-GAAP measures and reconciliations of non-GAAP measures to the appropriate GAAP measures.

   Net Debt

     Net debt is a measure commonly used for measuring the exposure to borrowings that a company has after netting off the cash balance. It refers to our long-term liabilities plus short-term borrowings and minus cash and cash equivalents. Reconciliation of net debt as at December 31, 2004 and 2003 to long-term liabilities and short-term borrowings was as follows:

	2004	2003

	(HK$ million)

Net debt	26,200	29,131
Add: Cash and cash equivalents	3,494	5,535

	29,694	34,666

Representing:
Long-term liabilities	20,663	34,506
Short-term borrowings	9,031	160

	29,694	34,666

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

	2004	2003	2002

	(HK$ million)

Adjusted EBITDA	6,552	7,372	8,120
Restructuring costs	(51)	(38)	(311)
Provision for inventory obsolescence	9	70	26
Interest capitalized	20	17	33
Provision for doubtful debts	45	115	148
Dividend income	–	10	–

Decrease/(Increase) in operating assets:
–properties under development for sale	(2,480)	286	(2,204)
–inventories	58	(123)	(135)
–accounts receivable	(113)	54	(32)
–prepayment, deposits and other current assets	72	(245)	69
–sales proceeds held in stakeholders’ accounts	(2,016)	(2,402)	–
–restricted cash	1,797	(2,701)	–
–amounts due from related companies	94	(25)	204

	2004	2003	2002

	(HK$ million)
Increase/(Decrease) in operating liabilities:
–accounts payable, provisions, accruals, other payables and
deferred income	2,488	3,448	159
–amount due to minority shareholders of subsidiaries	–	–	5
–gross amounts due to customers for contract work	5	(10)	(38)
–amounts due to related companies	(49)	(322)	(446)
–advances from customers	(106)	(63)	(277)
Interest paid	(338)	(294)	(221)
Arrangement fee on bank loans and other borrowings	(30)	(29)	(20)
Interest received	41	93	82
Tax paid
–Hong Kong profits tax paid	(1,233)	(1,371)	(1,243)
–Overseas tax paid	–	(26)	(2)

Net cash inflow from operating activities	4,765	3,816	3,917

Turnover	22,895	22,550	20,112

Adjusted EBITDA margin	29%	33%	40%

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     The following table sets forth information about the persons who are our Directors as at April 30, 2005:

Name	Position	Date of Appointment

Li Tzar Kai, Richard	Chairman	August 3, 1999
So Chak Kwong, Jack	Deputy Chairman and Group Managing Director	July 25, 2003
Yuen Tin Fan, Francis	Deputy Chairman and Executive Director	August 3, 1999
Peter Anthony Allen	Executive Director	August 3, 1999
Alexander Anthony Arena	Group Chief Financial Officer, Deputy	August 3, 1999
Chairman of Executive Committee and
Executive Director
Chung Cho Yee, Mico	Executive Director	November 4, 1996
Lee Chi Hong, Robert	Executive Director	September 5, 2002
Sir David Ford, KBE, LVO	Non-Executive Director	June 1, 2002
Zhang Chunjiang	Non-Executive Director	April 1, 2005
Dr. Tian Suning	Deputy Chairman and Non-Executive Director	April 1, 2005
Dr. Fan Xingcha	Non-Executive Director	April 1, 2005
Prof. Chang Hsin-kang	Independent Non-Executive Director	October 13, 2000
Dr. Fung Kwok King, Victor	Independent Non-Executive Director	October 13, 2000
Dr. The Hon. Li Kwok Po, David, GBS, JP	Independent Non-Executive Director	October 13, 2000
Sir Roger Lobo, CBE, LLD, JP	Independent Non-Executive Director	August 3, 1999
Aman Mehta	Independent Non-Executive Director	February 10, 2004
The Hon. Raymond George Hardenbergh Seitz	Independent Non-Executive Director	October 13, 2000 (1)

(1)	The Hon. Raymond George Hardenbergh Seitz was redesignated as an Independent Non-Executive Director from Non-Executive Director on February 1, 2005.

     Li Tzar Kai, Richard, aged 38, is chairman of PCCW and chairman of PCCW’s Executive Committee. He is also chairman and chief executive of the Pacific Century Group, chairman of PCPD, chairman of PCPD’s Executive Committee and chairman of Singapore-based PCRD.

     Mr. Li is a governor of the World Economic Forum for Information Technologies and Telecommunications and a member of the Center for Strategic and International Studies’ International Councillors’ Group in Washington, DC.

     Mr. Li is also a member of the Global Information Infrastructure Commission and a member of the Panel of Advisors to the United Nations Information and Communication Technologies Task Force.

      So Chak Kwong, Jack, aged 60, joined PCCW in 2003 as deputy chairman and group managing director.

     After beginning his career with the Hong Kong Government, Mr. So joined the private sector in 1978 and held various posts in the securities, banking and property industries.

     Before taking up his post at PCCW, Mr. So was chairman and chief executive of Mass Transit Railway Corporation Limited from 1995 to 2003.

      He served as executive director of the Hong Kong Trade Development Council from 1985 to 1992.

     Mr. So is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and Cathay Pacific Airways Limited. He also sits on a number of other committees and organizations, including The University of Hong Kong Council, the Hong Kong General Chamber of Commerce and the Hong Kong—United States Business Council.

     Yuen Tin Fan, Francis, aged 52, joined the Pacific Century Group in 1996 as deputy chairman and is currently a deputy chairman of PCCW. He is also a member of PCCW’s Executive Committee, chairman of Pacific Century Insurance Holdings Limited and deputy chairman of PCPD. In addition, Mr. Yuen is deputy chairman of PCPD’s Executive Committee. He is also an executive director and deputy chairman of PCRD.

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

     Peter Anthony Allen, aged 49, is an executive director and Head of Human Resources at PCCW. He is also an executive director and chief financial officer of PCRD and the Pacific Century Group, an executive director of Pacific Century Insurance Holdings Limited and chief executive officer and representative director of JALECO LTD.

     He was educated in England and has a degree in Economics from Sussex University. He is a Fellow of both the Institute of Chartered Accountants in England and Wales and the Institute of Certified Public Accountants of Singapore.

     Mr. Allen joined KPMG Peat Marwick in 1976 and in 1980 joined Occidental Petroleum Corporation. In 1983, Mr. Allen joined Schlumberger Limited and worked in various countries holding key management positions. In 1989, Mr. Allen moved to Singapore as regional financial director of the Vestey Group.

     He joined Bousteadco Singapore Limited as group operations controller in 1992, and Morgan Grenfell Investment Management (Asia) Limited as director and chief operating officer in 1995. He joined the Pacific Century Group in 1997.

     Alexander Anthony Arena, aged 54, is an executive director of PCCW, deputy chairman of PCCW’s Executive Committee, group chief financial officer of PCCW, a director of PCRD, a director of Pacific Century Insurance Holdings Limited and an executive director and Executive Committee member of PCPD. He joined the Pacific Century Group in 1998.

      Prior to joining the Pacific Century Group, Mr. Arena was a Special Policy Adviser to the Hong Kong Government from 1997 to 1998. From 1993 to 1997, he was director-general of telecommunications at the Office of the Telecommunications Authority of Hong Kong, as well as a member of the Broadcasting Authority.

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

     Chung Cho Yee, Mico, aged 44, joined the Pacific Century Group in March 1999 and is an executive director responsible for the Pacific Century Group’s merger and acquisition activities, and a member of PCCW’s Executive Committee. He is a qualified solicitor by profession.

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

     Lee Chi Hong, Robert, aged 53, joined PCCW in August 2002, and is an executive director of PCCW and a member of PCCW’s Executive Committee. He is also an executive director and chief executive officer of PCPD and a member of PCPD’s Executive Committee.

     Mr. Lee was previously an executive director of Sino Land Company Limited, where his responsibilities included sales, finance, acquisitions, investor relations, marketing and property management.

     Prior to joining Sino Land, Mr. Lee was a senior partner at Deacons in Hong Kong, where he specialized in banking, property development, corporate finance and dispute resolution in Hong Kong and the PRC. Before that, Mr. Lee was a solicitor with the London firm of Pritchard Englefield & Tobin. He was enrolled as a solicitor in the U.K. in 1979 and admitted as a solicitor in Hong Kong in 1980. Mr. Lee became a Notary Public in Hong Kong in 1991.

     Mr. Lee served as a member of the panel of arbitrators of the China International Economic and Trade Arbitration Commission of the China Council for the Promotion of International Trade in Beijing, PRC.

      Mr. Lee graduated from Cornell University in 1975 with a bachelor’s degree in Political Science.

     Sir David Ford, KBE, LVO, aged 70, is a non-executive director of PCCW. He started his working life as an Army officer in the Royal Artillery. He served in five different continents and, during his last five years with the Army, served with the Commando Brigade, seeing active service in Aden and Borneo.

     Sir David left the army in 1972 and subsequently spent more than 20 years in Hong Kong, holding a number of appointments as a senior civil servant in the Hong Kong Government and one in the Northern Ireland Office. He attended the Royal College of Defence Studies in 1982. Most recently, he was Chief Secretary and Deputy Governor in the Hong Kong Government from 1986 to 1993, and then Hong Kong Commissioner in London until the change of sovereignty in June 1997.

     Zhang Chunjiang, aged 46, became a non-executive director of PCCW on April 1, 2005 in accordance with the terms of the CNC Subscription Agreement. He is the Executive Chairman and an Executive Director of CNC HK, a company listed on the SEHK. He has also served as President of the CNC Group since May 2003.

     Prior to joining the CNC Group, Mr. Zhang served as Vice Minister of the Ministry of Information Industry of the PRC and was one of the most senior regulatory officials in the PRC telecommunications industry from December 1999 to May 2003. From August 1993 to December 1999, Mr. Zhang held a series of senior-level positions at the former Liaoning Provincial Posts and Telecommunications Bureau, the former Ministry of Posts and Telecommunications of the PRC and the Ministry of Information Industry, including serving as the Deputy Director of the former Liaoning Provincial Posts and Telecommunications Administration Bureau, Director of Mobile Communications Administration Bureau of the former Ministry of Posts and Telecommunications and Deputy Director of Telecommunications Administration Bureau of the Ministry of Information Industry.

     Mr. Zhang is a senior engineer and has extensive experience in telecommunications management, operations and technology. Mr. Zhang graduated from the Beijing University of Posts and Telecommunications in 1982 with a bachelor’s degree in telecommunications.

     Dr. Tian Suning, aged 41, became deputy chairman and non-executive director of PCCW on April 1, 2005 in accordance with the terms of the CNC Subscription Agreement. He is the Vice Chairman, Executive Director and the Chief Executive Officer of CNC HK. He has also served as Vice President of CNC since April 2002. Since 1999, he has served as Chief Executive Officer of China Netcom (Holdings) Company Limited and CNC HK. Since March 2003, he has also served as the Chief Executive Officer of Asia Netcom Corporation Limited.

     Prior to joining China Netcom (Holdings) Company Limited, Dr. Tian was the co-founder and Chief Executive Officer of AsiaInfo Holdings Inc., a NASDAQ-listed company providing software and networking solutions in China. Dr. Tian has extensive experience and knowledge in the telecommunications industry and international financing and acquisitions.

     Dr. Tian received a Ph.D. in natural resources management from Texas Tech University in 1992, an M.S. degree in ecology from the Graduate School of the Chinese Academy of Sciences in 1988, and a B.S. degree in environmental biology from Liaoning University in 1985. Dr. Tian is also a director of AsiaInfo Holdings Inc., a NASDAQ-listed company, Trend Micro Inc., a company listed in the Tokyo Stock Exchange and an independent director of TCL Corporation, a company listed on the Shenzhen Stock Exchange.

     Dr. Fan Xingcha, aged 40, became a non-executive director of PCCW on April 1, 2005 in accordance with the terms of the CNC Subscription Agreement. He is the Chief Financial Officer of CNC HK. Since April 2000, Dr. Fan has served as Vice President of Strategy and Business Development and Executive Vice President of Operations of China Netcom (Holdings) Company Limited, and Chief Financial Officer of CNC HK.

     Dr. Fan has also served as Chief Financial Officer of Asia Netcom Corporation Limited since March 2003. Prior to joining China Netcom (Holdings) Company Limited, Dr. Fan was a senior consultant of McKinsey & Company in its Shanghai office.

     Dr. Fan received a Ph.D. degree in computer science from Flinders University in 1996 and a master’s degree in electrical engineering from Southeast University in China in 1987.

     Professor Chang Hsin-kang, aged 64, is an independent non-executive director of PCCW. Professor Chang serves as an independent non-executive director of Pacific Century Insurance Holdings Limited and Pacific Century Insurance Company Limited, both of which are subsidiaries of PCRD, a substantial shareholder of PCCW.

     Professor Chang has been President and University Professor of City University of Hong Kong since 1996. Prior to joining City University, he was Dean of the School of Engineering at the University of Pittsburgh in the U.S. from 1994 to 1996, Founding Dean of the School of Engineering at Hong Kong University of Science and Technology from 1990 to 1994 and Chairperson of the Department of Biomedical Engineering at University of Southern California from 1985 to 1990. He received his B.Sc. in Civil Engineering from National Taiwan University, MS in Structural Engineering from Stanford University and Ph.D. in Fluid Mechanics and Biomedical Engineering from Northwestern University.

     He has taught at several major universities in North America and served in a number of science and technology organizations and public advisory bodies in both the United States and Hong Kong.

     Professor Chang is a Foreign Member of the Royal Academy of Engineering of the United Kingdom and Chevalier dans L’Ordre National de la Légion d’Honneur of France. He was appointed Justice of Peace in July 1999 and was also awarded the Gold Bauhinia Star by the Government of Hong Kong Special Administrative Region in July 2002.

     Dr. Fung Kwok King, Victor, aged 59, is an independent non-executive director of PCCW. Dr. Fung served as a non-executive director of the former Cable & Wireless HKT Limited from November 5, 1992 until August 17, 2000.

     Dr. Fung is Chairman of the Li & Fung Group of companies (including the publicly listed Li & Fung Limited, Integrated Distribution Services Group Limited and Convenience Retail Asia Limited), the Airport Authority Hong Kong, the Hong Kong University Council, the Greater Pearl River Delta Business Council and the Hong Kong – Japan Business Co-operation Committee.

     He is a member of Chinese People’s Political Consultative Conference and the Hong Kong Government Judicial Officers Recommendation Committee. He is also an independent non-executive director of Bank of China (Hong Kong) Limited, Orient Overseas (International) Limited and Sun Hung Kai Properties Limited. Dr. Fung holds Bachelor and Master Degrees in Electrical Engineering from the Massachusetts Institute of Technology, and a Doctorate in Business Economics from Harvard University. In 2003, the Government of the Hong Kong Special Administrative Region awarded Dr. Fung the Gold Bauhinia Star for distinguished service to the community.

     Dr. The Hon. Li Kwok Po, David, GBS, JP, aged 66, is an independent non-executive director of PCCW. He was previously a non-executive deputy chairman of the former Cable & Wireless HKT Limited and served as a director of that company from November 30, 1987 until August 17, 2000.

     He is chairman and chief executive of the Bank of East Asia and represents the Finance Constituency in the Legislative Council of Hong Kong. Dr. Li is a member of the Exchange Fund Advisory Committee, Banking Advisory Committee, Hong Kong Association of Banks, Mandatory Provident Fund Schemes Authority and The Hong Kong Mortgage Corporation Limited.

     Sir Roger Lobo, CBE, LLD, JP, aged 81, is an independent non-executive director of PCCW, chairman of the Audit Committee and the Regulatory Compliance Committee of the Board.

     He is also a director of several organizations, including Shun Tak Holdings Limited, Johnson & Johnson (HK) Ltd., Kjeldsen & Co. (HK) Ltd., Pictet (Asia) Ltd. and Melco International Development Ltd.

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

      Sir Roger has received several awards and honors from the British Crown and the Vatican.

      Aman Mehta, aged 58, became an independent non-executive director of PCCW on February 10, 2004.

     Mr. Mehta joins the Board following a distinguished career in the international banking community. He held the position of Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited until December 2003, when he retired.

     Born in India in 1946, Mr. Mehta joined HSBC group in Bombay in 1967, and after a number of assignments throughout the HSBC group, was appointed Manager-Corporate Planning at group headquarters in Hong Kong in 1985.

     After a three-year posting to Riyadh in Saudi Arabia, he was appointed Group General Manager in 1991 and General Manager-International the following year, with responsibility for overseas subsidiaries. Subsequently, he held senior positions in the United States, overseeing HSBC group companies in the Americas, and later, responsibility for HSBC’s operations in the Middle East.

     In 1998, Mr. Mehta was re-appointed General Manager-International, after which he became Executive Director International. Then in 1999, he was appointed Chief Executive Officer, the position he held until his retirement. Subsequent to his retirement in December 2003, Mr. Mehta has taken up residence in New Delhi. Mr. Mehta is an independent director on the board of several public companies and institutions in India and internationally. He is an independent non-executive director of Jet Airways (India) Limited, MAX Healthcare Institute Limited, Raffles Holding Limited, Tata Consultancy Services Limited, Wockhardt Limited and Vedanta Resources PLC.

     The Hon. Raymond George Hardenbergh Seitz, aged 64, is an independent non-executive director of PCCW and chairman of the Remuneration Committee of the Board. He was a non-executive director of PCCW from October 2000 and was redesignated an independent non-executive director on February 1, 2005. He is a director and member of the Special Committee of Hollinger International Inc. and a director of Chubb Corporation, both of which are listed on the NYSE.

     He was vice-chairman of Lehman Brothers International from April 1995 to April 2003 and was the U.S. Ambassador to Great Britain from 1991 to 1994. Prior to that, he was the U.S. Assistant Secretary of State for Europe from 1989 to 1991 and Minister at the U.S. Embassy in London from 1984 to 1989.

     The following persons served as directors during the year ended December 31, 2004 and had resigned or retired from office prior to April 30, 2005:

Name	Position	Date of Resignation/ Retirement

Cheung Wing Lam, Linus	Deputy Chairman and Executive Director	February 29, 2004
Michael John Butcher	Chief Operating Officer and Executive	August 26, 2004(1)
Director

(1)	Date resigned as Executive Director.

B. Compensation

      Details of Directors’ remuneration are set forth below:

Year ended December 31, 2004

(HK$ million)
Non-executive Directors
Fees	5
Executive Directors
Fees	–
Salaries, allowances and other allowances and benefits in kind	52
Pension scheme contributions	4
Bonuses paid and payable	65

Total	126

     Pursuant to an agreement made between the Chairman and a director in 2002, 387,600 shares of the Company were transferred by the Chairman personally to that director in April 2004, being the second of three annual installments of a total of 1,162,800 shares the Chairman agreed to transfer to that director. The transfer of the third (and last) annual installment of 387,600 shares did not proceed as the director concerned resigned from the Company in September 2004. In addition, pursuant to another agreement made between the Chairman and another director in 2003, 2,161,000 shares of the Company were transferred by the Chairman personally to that director in July 2004, being the first of three annual installments of a total of 6,483,000 shares the Chairman agreed to transfer to that director. No new shares were issued by the Company and the Company did not bear any portion of the cost of the shares transferred by the Chairman.

C. Board Practices

General

     The Board is responsible for the management of the Company. Key responsibilities include formulation of our group’s overall strategies, the setting of management targets and supervision of management performance. The Board confines itself to making broad policy decisions, delegating responsibility for more detailed considerations to the Executive Committee under the leadership of the Chairman.

     The role of the Chairman is separate from that of the Group Managing Director. The Chairman is responsible for overseeing the functioning of the Board while the Group Managing Director is responsible for managing our group’s business.

     Pursuant to our articles of association, one-third of the directors shall retire and be eligible for re-election at each PCCW annual general meeting.

     All directors have full and timely access to all relevant information, including regular reports from the Board committees and briefings on significant legal, regulatory or accounting issues affecting our group. Directors may take independent professional advice, which will be paid for by us.

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

     With the exception of one Executive Director, our Executive Directors do not have fixed terms of office. Except as described below, the service contracts that we have with our Executive Directors do not provide for any benefits upon termination of employment, save to the extent that we would be required to make compensation payments in lieu of notice in accordance with our statutory obligations if the contract is terminated by us other than for cause. Notice periods range from six months to twelve months.

     So Chak Kwong, Jack entered into a service contract with the Company for a period of three years commencing on July 25, 2003. Mr. So’s service contract provides for a compensation payment from the Company for early termination by the Company during the term of the contract. In addition, Mr. So’s service contract provides for early transfer of PCCW shares from PCD in the event of early termination by the Company during the term of the contract. The number of PCCW shares he receives would be based on when he is terminated under the contract.

     Michael John Butcher entered into a renewed service contract with the Company for a period of two years commencing on April 10, 2004. Apart from statutory compensation, Mr. Butcher’s service contract provided for the early vesting of PCCW options and the early transfer of PCCW shares by the Chairman that are due to vest within the contract period in the event of early termination by the Company during the term of the contract. Apart from statutory salary payment, he did not receive any extra compensation in connection with his resignation from the Company in September 2004. Following his departure, the transfer of the last installment of PCCW shares by the Chairman did not proceed and all his vested and unvested share options lapsed.

Executive Committee and sub-committees

     The Executive Committee of the Board meets regularly and operates as a general management committee with overall delegated authority from the Board. The Executive Committee determines group strategy, reviews trading performance, ensures adequate funding, examines major investments and monitors management performance. The Executive Committee reports through the Chairman to the Board. The current members of the Executive Committee are: Li Tzar Kai, Richard (Chairman); Alexander Anthony Arena (Deputy Chairman); So Chak Kwong, Jack; Yuen Tin Fan, Francis; Chung Cho Yee, Mico; Lee Chi Hong, Robert; and Dr. Tian Suning.

     Reporting to the Executive Committee are sub-committees that oversee all key operating and functional areas within the Company. Each sub-committee has defined terms of reference covering its authority and duties, meets frequently and reports to the Executive Committee on a regular basis.

     The Finance and Management Committee was established in August 2003 to take over the functions of the former Finance Committee. This committee is chaired by the Deputy Chairman and Group Managing Director and meets on a regular basis to review management and strategic matters for the PCCW group and to set overall financial objectives and policies.

      The Operational Committee directs all the core communications and business solutions operations.

     A Disclosure Committee has also been established, comprising senior members of PCCW’s Group Finance, Group Legal, Corporate Secretariat and Group Internal Audit departments. The Committee meets to review the procedures for the preparation and content of PCCW’s annual reports on Form 20-F to the SEC to ensure compliance with the U.S. Securities Exchange Act and the U.S. Sarbanes-Oxley Act and reports to the Finance and Management Committee on an ad hoc basis.

     A PRC Business Development Committee was established on April 1, 2005 to advise on possible opportunities for expanding our operations in the PRC and monitoring the use of funds allocated and approved by the Board or relevant committee for PRC opportunities as are approved by the Board or relevant committee.

Audit Committee

     The Audit Committee of the Board is responsible for ensuring objectivity and credibility of financial reporting and that the directors have exercised the care, diligence and skills prescribed by law when presenting results to the shareholders. The committee’s authority and duties are set out in written terms of reference.

     Under the terms of reference, the Audit Committee’s responsibilities include the appointment, compensation and supervision of the external auditors. To ensure auditor independence, procedures have been adopted by the Audit Committee for the pre-approval of all audit and permitted non-audit services to be undertaken by the external auditors. The breakdown of fees paid to the external auditors for such services is set out in “Item 16.C. Principal Accountant Fees and Services.” The Audit Committee meets regularly with management, internal auditors and external auditors and reviews their reports. The current members of the Audit Committee are: Sir Roger Lobo (Chairman); Prof. Chang Hsin-kang; Dr. The Hon. Li Kwok Po, David; and Aman Mehta.

      Each member of the Audit Committee is an independent non-executive director.

     The Audit Committee met four times in 2004 to review our financial statements and internal financial reporting, compliance processes and internal controls, as well as the work program and activities of our Group Internal Audit unit.

Nomination Committee

     The Nomination Committee was formed in May 2003 to ensure fair and transparent procedures for the appointment of directors to the Board. The committee’s authority and duties are set out in written terms of reference, which specify that it must comprise at least three members, the majority of whom are independent non-executive directors. The current members of the Nomination Committee are: Aman Mehta (Chairman); Li Tzar Kai, Richard; Sir Roger Lobo; Dr. The Hon. Li Kwok Po, David; The Hon. Raymond George Hardenbergh Seitz; and Zhang Chunjiang.

Remuneration Committee

     The Remuneration Committee was formed in May 2003. One of its primary objectives is to ensure formal and transparent procedures for overseeing and developing policies on the remuneration packages of directors. In addition, the committee provides effective supervision and administration of the Company’s share option schemes, as well as other share incentive schemes. The committee’s authority and duties are set out in written terms of reference, which specify that it must comprise at least three members, the majority of whom are independent non-executive directors. Under the terms of reference, the Remuneration Committee’s responsibilities include reviewing remuneration and other benefits arrangements to executive directors and administering the Company’s share option schemes. The current members of the Remuneration Committee are: The Hon. Raymond George Hardenbergh Seitz (Chairman); Sir Roger Lobo; Dr. The Hon. Li Kwok Po, David; Yuen Tin Fan, Francis; and Dr. Tian Suning.

Regulatory Compliance Committee

     A Regulatory Compliance Committee comprising executive and non-executive directors, but excluding Chairman Li Tzar Kai, Richard, has been established to review and monitor dealings with the Hutchison Whampoa Group and Cheung Kong Holdings Group. This is to ensure all dealings between these entities are conducted on arm’s-length terms. The current members of the Regulatory Compliance Committee are Sir Roger Lobo (Chairman); Alexander Anthony Arena; Dr. The Hon. Li Kwok Po, David; Prof. Chang Hsin-kang; Dr. Fung Kwok King, Victor; and Zhang Chunjiang.

Significant Differences from Corporate Governance Practices for U.S. Companies

     PCCW believes the following to be the significant differences between its corporate governance practices and the practices followed by U.S. companies under the NYSE listing standards.

     U.S. companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. Prior to January 1, 2005, the SEHK Listing Rules required each listed company to include in its annual report to shareholders a statement as to whether or not it has complied with the Code of Best Practice appended to the SEHK Listing Rules, or the Code, throughout the accounting period covered by the annual report. A company that has not complied with the Code provisions, or complied with only some of the Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, was required to specify the Code provisions with which it has not complied, and (where relevant) for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. Throughout the year ended December 31, 2004, we complied fully with the Code save that our non-executive directors are not appointed for a specific term of office. Following the amendments to our Articles of Association with effect from January 7, 2003, our directors (including non-executive directors) are subject to retirement by rotation and shall be eligible for re-election at each annual general meeting. The Code of Best Practice has been replaced by the Code on Corporate Governance Practices, or the New Code, in its entirety as of January 1, 2005. Each listed company in Hong Kong is currently required to include in its annual report to shareholders a narrative statement of how it has applied the principles under the New Code, a statement as to whether or not it has complied with the code provisions of the New Code, and details of any deviation from the code provisions of the New Code during the financial year including considered reasons for such deviations.

     Pursuant to NYSE rules applicable to U.S. companies, independent directors must comprise a majority of the board of directors while the SEHK Listing Rules require companies to have at least three independent non-executive directors. As at April 30, 2005, our Board of Directors had six independent non-executive directors, which represents one-third of its total members. We determine the independence of our independent non-executive directors based on similar criteria provided under the NYSE rules.

     Pursuant to NYSE rules applicable to U.S. companies, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During 2004, our independent non-executive directors met three times as a group with external auditors, but without the Chairman or management present. However, neither the Code nor the New Code has provisions on this U.S. practice.

     Pursuant to NYSE rules applicable to U.S. companies, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Our Nomination Committee includes a majority of members who are independent non-executive directors and the Chairman of this Committee is an independent non-executive director. The Nomination Committee's terms of reference do not require the Committee to develop and recommend corporate governance principles for PCCW. As stated above, PCCW is subject to the corporate governance principles of the New Code.

     Pursuant to NYSE rules applicable to U.S. companies, companies are required to have a compensation committee, composed entirely of independent directors. Our Remuneration Committee, which is of similar nature, includes a majority of members who are independent non-executive directors and the Chairman of this Committee is an independent non-executive director.

     Pursuant to NYSE rules applicable to U.S. companies, companies must have an audit committee that satisfies the requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended. Listed foreign private issuers, such as us, must comply with this NYSE rule by July 31, 2005. Currently, all our Audit Committee members are independent non-executive directors, whose independence have been determined based on the SEHK Listing Rules.

     Pursuant to NYSE rules applicable to U.S. companies, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions. Our share option schemes have been approved by the shareholders, but our share award schemes have been approved by our Board of Directors or the Executive Committee of our Board as shareholders’ approval for such schemes is not required under the SEHK Listing Rules.

     A chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. In accordance with NYSE listing rules applicable to foreign private issuers, our Group Managing Director is not required to provide the NYSE with this annual compliance certification.

D. Employees

     As at April 30, 2005, we had approximately 12,450 employees. About 75% of our current employees work in Hong Kong. For the number of employees in each of our principal business segments as at December 31, 2002, 2003 and 2004, see “Item 5. Operating and Financial Review and Prospects–Results of Operations.”

     A Joint Staff Council meets regularly to consult with employee representatives on various matters, including the affairs of our Company.

     Our employees are not represented by any collective bargaining unit and we have never experienced a work stoppage. We do not recognize any labor unions, although we believe that some of our employees are members of unions. We believe that our relations with our employees are good.

E. Share Ownership

      Directors’ Interests in Shares of PCCW

     The following table sets forth information regarding the share ownership of our Directors as at April 30, 2005 in PCCW.

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

      Interests in PCCW

	Number of Ordinary Shares
						Aggregate interests as percentage of PCCW total issued shares
Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Underlying Shares Held under Equity Derivatives

Li Tzar Kai, Richard	–	–	18,962,600	1,746,122,668	3,490,018	26.33%
			(Note 1(a))	(Note 1(b))	(Note 1(c))
So Chak Kwong, Jack	2,161,000	–	–	–	19,822,000	0.33%
					(Note 3)
Yuen Tin Fan, Francis	–	–	–	–	20,068,000	0.30%
					(Note 2)
Peter Anthony Allen	253,200	–	–	–	4,629,200	0.07%
					(Note 2)
Alexander Anthony Arena	760,000	–	–	–	15,800,200	0.25%
					(Note 4)
Chung Cho Yee, Mico	1,176,260	18,455	–	–	14,390,400	0.23%
		(Note 5)			(Note 2)
Lee Chi Hong, Robert	992,600	511	–	–	6,000,000	0.10%
	(Note 6(a))	(Note 6(b))			(Note 2)
Sir David Ford	–	–	–	–	4,000,000	0.06%
					(Note 2)
Prof. Chang Hsin-kang	64,000	–	–	–	–	0.001%
Dr. The Hon. Li Kwok Po, David	600,000	–	–	–	–	0.01%

Notes:
1.	(a)	Of these shares, Pacific Century Diversified Limited, or PCD, a wholly owned subsidiary of Chiltonlink Limited, held 4,709,600 shares and Eisner Investments Limited held 14,253,000 shares. Li Tzar Kai, Richard owns 100% of Chiltonlink Limited and Eisner Investments Limited.

	(b)	These shares represented:

(i)	a deemed interest in 36,726,857 shares held by Yue Shun Limited, a subsidiary of Hutchison Whampoa Limited, or HWL. Cheung Kong (Holdings) Limited, or Cheung Kong, through certain subsidiaries held more than one-third of the issued share capital of HWL. Li Tzar Kai, Richard was a beneficiary of certain discretionary trusts which held interests in Cheung Kong and HWL. Li Tzar Kai, Richard was also interested in one-third of the issued share capital of two companies, which owned all the shares in the trustee companies which acted as trustees of such discretionary trusts. Accordingly, Li Tzar Kai, Richard was deemed, under the HKSFO, to have an interest in the 36,726,857 shares held by Yue Shun Limited;

(ii)	a deemed interest in 20,354,286 shares held by Pacific Century Group Holdings Limited, or PCGH.

Li Tzar Kai, Richard was the founder of certain trusts which held 100% interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the HKSFO, to have an interest in the 20,354,286 shares held by PCGH;

(iii)	a deemed interest in 1,526,094,301 shares held by Pacific Century Regional Developments Limited, or PCRD, a company in which PCGH had, through certain wholly owned subsidiaries including Anglang Investments Limited, Pacific Century Group (Cayman Islands) Limited, Pacific Century International Limited and Borsington Limited, an aggregate 75.33% interest. Li Tzar Kai, Richard was the founder of certain trusts which held 100% interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 1,526,094,301 shares held by PCRD; and

(iv)	a deemed interest in 162,947,224 shares held by a collective investment scheme in which PCD (a corporation 100% controlled by Li Tzar Kai, Richard – see above) was a holder.

(c)	This number represents interests under listed equity derivatives arising through corporations controlled by PCGH in which Li Tzar Kai, Richard was deemed interested as the founder of certain trusts which held 100% of PCGH and comprises:

	(i)	an interest in 679,000 underlying shares held by PCRD in the form of 67,900 ADSs; and

	(ii)	an interest in respect of 2,811,018 underlying shares arising as a result of the holding of an aggregate of US$14,000,000 of convertible bonds issued by a wholly owned subsidiary of the Company which were held by PCGH and a wholly owned subsidiary of Pacific Century Insurance Holdings Limited (a company in which PCRD had a 46.69% interest) and were convertible into 2,811,018 shares.

2.	These shares represented the interests in underlying shares in respect of share options granted by the Company to these directors as beneficial owners, the details of which are set out in the section headed “Interests in Share Options” below.

3.	These shares represented So Chak Kwong, Jack’s beneficial interest in: (i) 4,322,000 underlying shares which will be transferred to him in two equal annual installments commencing from the second anniversary of his employment with the Company pursuant to an agreement made with PCD which constituted unlisted physically settled equity derivatives; and (ii) 15,500,000 underlying shares in respect of share options granted by us to So Chak Kwong, Jack as beneficial owner, the details of which are set out in the section headed “Interests in Share Options” below.

4.	These interests represented Alexander Anthony Arena’s beneficial interest in: (i) 200 underlying shares held in the form of 20 ADSs which constituted listed equity derivatives; and (ii) 15,800,000 underlying shares in respect of share options granted by us to Alexander Anthony Arena as beneficial owner, the details of which are set out in the section headed “Interests in Share Options” below.

5.	These shares were held by the spouse of Chung Cho Yee, Mico.

6.	(a)	These shares were held jointly by Lee Chi Hong, Robert and his spouse.

	(b)	These shares were held by the spouse of Lee Chi Hong, Robert.

      Interests in Share Options

     The share option scheme adopted by us on September 20, 1994, amended and restated on May 23, 2002, was terminated by our shareholders at the annual general meeting held on May 19, 2004. A new share option scheme was approved by our shareholders at the same general meeting, which will remain in effect for ten years from the date of its adoption unless otherwise cancelled or amended. Both share option schemes provide that our Board of Directors may, at its discretion, grant share options to any eligible person, including our Directors and employees to subscribe for our shares subject to the terms and conditions stipulated therein. No further grants will be made under the previous share option scheme, but, in all other respects, the terms of that scheme will remain in full force and effect. The overall limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the new share option scheme and other share option scheme(s) must not exceed 30% of our shares in issue from time to time. In addition, the maximum number of shares in respect of which options may be granted under the new share option scheme must not in aggregate exceed 10% of our shares in issue as at May 19, 2004 (or some other date if renewal of this limit is approved by shareholders). The exercise price of the options under the share option schemes shall be determined by our Board of Directors in its absolute discretion but in any event shall not be less than the highest of (i) the closing price of the shares as stated in the daily quotations sheet of SEHK on the date of grant, (ii) the average closing price of the shares as stated in the daily quotations sheets of SEHK for the five trading days immediately preceding the date of grant, and (iii) the nominal value of a share on the date of grant. The vesting period and exercisable period of the options are determined by our Board of Directors, but no option can be exercised later than the day last preceding the tenth anniversary of the date of grant in respect of such option. In general, the subscription price is determined by reference to the closing prices of the shares as stated in the daily quotations sheets of SEHK. The basis for determination of the subscription price and the total number of shares that can be granted to eligible persons are precisely specified in the rules of the share option schemes. The share option schemes do not specify a minimum period for which an option must be held nor a performance target which must be achieved before an option can be exercised.

     Pursuant to the previous share option scheme, we granted options to our employees and Directors to subscribe for our ordinary shares. Details of the outstanding options granted to our Directors as at April 30, 2005 under the previous share option scheme are as follows:

Name of Director	Exercisable period (mm/dd/yy)	Weighted Average Exercise Price HK$	Outstanding number of share options

So Chak Kwong, Jack	07.25.2004 to 07.23.2013	4.35	12,000,000
Yuen Tin Fan, Francis	08.26.2001 to 07.23.2013(1)	18.077	17,068,000
Peter Anthony Allen	08.17.2000 to 07.23.2013(1)	9.756	2,629,200
Alexander Anthony Arena	08.17.2000 to 07.23.2013(1)	14.74	12,800,000
Chung Cho Yee, Mico	08.17.2001 to 07.23.2013(1)	13.034	11,390,400
Lee Chi Hong, Robert	07.25.2004 to 07.23.2013	4.35	5,000,000
Sir David Ford	07.25.2004 to 07.23.2013	4.35	2,000,000

(1)	These dates reflect the composite exercisable period for all option grants to such person.

     Pursuant to the new share option scheme, we granted options to our employees and Directors to subscribe for our ordinary shares. Details of the outstanding options granted to our Directors as at April 30, 2005 under the new share option scheme are as follows:

Name of Director	Exercisable period (mm/dd/yy)	Weighted Average Exercise Price HK$	Outstanding number of share options

So Chak Kwong, Jack	02.08.2006 to 02.07. 2009	4.475	3,500,000
Yuen Tin Fan, Francis	02.08.2006 to 02.07. 2009	4.475	3,000,000
Peter Anthony Allen	02.08.2006 to 02.07. 2009	4.475	2,000,000
Alexander Anthony Arena	02.08.2006 to 02.07. 2009	4.475	3,000,000
Chung Cho Yee, Mico	02.08.2006 to 02.07. 2009	4.475	3,000,000
Lee Chi Hong, Robert	02.08.2006 to 02.07. 2009	4.475	1,000,000
Sir David Ford	02.08.2006 to 02.07. 2009	4.475	2,000,000

     Details of the outstanding options granted to our Directors by Pacific Century Premium Developments Limited, our indirect non wholly owned subsidiary, under its share option scheme as at April 30, 2005 are as follows:

Name of Director	Exercisable period (mm/dd/yy)	Weighted Average Exercise Price HK$	Outstanding number of share options

So Chak Kwong, Jack	12.20.2004 to 12.19.2014	2.375	5,000,000
Chung Cho Yee, Mico	12.20.2004 to 12.19.2014	2.375	5,000,000

     Other than as disclosed above, at no time during the year and for the period up to April 30, 2005 was PCCW Limited or any of its subsidiaries a party to any arrangements to enable the Directors of PCCW Limited to acquire benefits by means of the acquisition of shares in PCCW or any of its subsidiaries and none of the Directors, their spouses or children under the age of 18 had any right to subscribe for the securities of PCCW or any of its subsidiaries.

Share Award Schemes

     In 2002, we established two employee share incentive award schemes under which awards of our shares may be granted to employees of participating subsidiaries. Directors of PCCW Limited are not eligible to participate in either scheme. On June 10, 2002, we approved the establishment of a scheme under which selected employees are awarded shares purchased in the market. On November 12, 2002, we approved the establishment of a scheme under which selected employees are awarded newly issued shares. The purpose of both schemes is to recognize the contributions of certain employees of our group, to retain these employees for the continued operations and development of our group, and to attract suitable personnel for the further development of our group. Under both schemes, following making an award to an employee, the relevant shares are held in trust for that employee and then vest over a period of time provided that the employee remains our employee at the relevant time and satisfies any other conditions specified at the time the award is made. The maximum aggregate number of shares that can be awarded under the two schemes is limited to 1% of our issued share capital (excluding shares that have already been transferred to employees upon vesting).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table below sets forth information with respect to persons who were beneficial owners of 5% or more of our outstanding ordinary shares as at April 30, 2005 to the extent that such information is available to us or can be ascertained from public filings.

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

Name of shareholder	Notes	Number of shares	%

OS Holdings Limited	1	1,549,938,605	23.07
The Starlite Unit Trust	1	1,549,938,605	23.07
The Ocean Unit Trust	1	1,549,938,605	23.07
Ocean Star Management Limited	1	1,549,938,605	23.07
Ocean Star Investment Management Limited	1	1,549,938,605	23.07
Pacific Century Group Holdings Limited	1	1,549,938,605	23.07
Pacific Century Regional Developments Limited	2	1,528,781,171	22.76
Pacific Century International Limited	3	1,528,781,171	22.76
Pacific Century Group (Cayman Islands) Limited	4	1,528,781,171	22.76
Anglang Investments Limited	5	1,528,781,171	22.76
China Network Communications Group Corporation	6	1,343,571,766	20.00

Notes:
(1)	Pacific Century Group Holdings Limited, or PCGH, directly owns 20,354,286 shares. PCGH may be deemed to beneficially own the 1,526,773,301 shares directly owned by PCRD, the 803,148 shares that the PCCW Capital Limited’s 3.5% guaranteed convertible bonds due 2005 held by PCGH are convertible into and the 2,007,870 shares that Pacific Century Insurance Company Limited, or PCI, may be deemed to beneficially own due to PCGH’s indirect interest in PCI. As a result, PCGH may be deemed to beneficially own a total of 1,549,938,605 shares.

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

(2)	PCRD directly owns 1,526,094,301 shares and 679,000 shares in the form of 67,900 ADSs. PCRD may be deemed to beneficially own the 2,007,870 shares that PCI may be deemed to beneficially own due to PCRD’s indirect interest in PCI. As a result, PCRD may be deemed to beneficially own a total of 1,528,781,171 shares.

(3)	Pacific Century International Limited, or PCIL, does not directly own any shares. PCIL may be deemed to beneficially own the 1,526,773,301 shares directly owned by PCRD and the 2,007,870 shares that PCI may be deemed to beneficially own due to PCIL’s indirect interest in PCRD and PCI. As a result, PCIL may be deemed to beneficially own a total of 1,528,781,171 shares.

(4)	Pacific Century Group (Cayman Islands) Limited, or PCGCI, does not directly own any shares. PCGCI may be deemed to beneficially own the 1,526,773,301 shares directly owned by PCRD and the 2,007,870 shares that PCI may be deemed to beneficially own due to PCGCI’s interest in PCRD and PCGCI’s indirect interest in PCI. As a result, PCGCI may be deemed to beneficially own a total of 1,528,781,171 shares.

(5)	Anglang Investments Limited, or Anglang, does not directly own any shares. Anglang may be deemed to beneficially own the 1,526,773,301 shares directly owned by PCRD and the 2,007,870 shares that PCI may be deemed to beneficially own due to Anglang’s interest in PCRD and Anglang’s indirect interest in PCI. As a result, Anglang may be deemed to beneficially own a total of 1,528,781,171 shares.

(6)	China Network Communications Group Corporation indirectly holds these shares through its indirect wholly owned subsidiary, China Netcom Corporation (BVI) Limited. These shares were acquired pursuant to the CNC Subscription Agreement. China Network Communications Group Corporation is a state-owned enterprise established under the laws of the PRC.

      Save as disclosed above, we are not aware of any other beneficial owners of 5% or more of our outstanding ordinary shares. Our major shareholders have voting rights that are identical to all the other shareholders.

     Based on a filing made by Lehman Brothers Holdings Inc. in February 2005, Lehman Brothers’ beneficial ownership of our shares was under 5%.

     As at April 30, 2005, a total of 6,718,128,159 of our ordinary shares were outstanding. As at April 30, 2005, 305,206,565 of our ordinary shares were registered in the name of a nominee of Citibank N.A., the depositary under our ADS deposit agreement. We believe that, of such shares, approximately 34.8 million were held in the form of ADSs by approximately 563 holders in the United States.

B. Related Party Transactions

     This section describes certain transactions between other parties with whom we have a relationship and us. This section should be read in conjunction with the description of significant transactions with related parties under “Item 5. Operating and Financial Review and Prospects–Transactions with Related Parties.” During 2004, the largest aggregate amount of outstanding loans made by us to related parties was HK$1,214 million and the total amount of these outstanding loans was HK$1,214 million as of December 31, 2004.

     Some of the transactions listed below do not constitute related party transactions for purposes of Form 20-F, but they were required to be disclosed by us as “connected person” transactions under the SEHK Listing Rules and, consequently, are listed below for reasons of completeness.

1.	Our Chairman, Li Tzar Kai, Richard, is the son of Li Ka-shing who is the chairman and an executive director of Hutchison Whampoa Limited, or HWL, and its associated company, Cheung Kong (Holdings) Limited (together with their subsidiaries and affiliates, or the Hutchison Whampoa Group). Li Tzar Kai, Richard has a personal interest in 110,000 shares in the Hutchison Whampoa Group (representing less than 0.01% of the outstanding shares of HWL) and he is also one of the discretionary beneficiaries of certain discretionary trusts which hold units in unit trusts which in turn are interested in certain shares of HWL. Since April 1, 2003, Li Tzar Kai, Richard has held one-third of the issued share capitals of two companies, which own all the shares in the trustee companies which act as trustees of such discretionary trusts and unit trusts. These trustee companies perform their functions as trustees independently without any reference to Li Tzar Kai, Richard. Notwithstanding the above, and in view of his small personal shareholding, his being a discretionary beneficiary and that the trustee companies act independently of him, we consider that Li Tzar Kai, Richard is not able to exert control or influence over the Hutchison Whampoa Group.

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

Certain businesses of the Hutchison Whampoa Group compete with certain aspects of our telecommunications businesses. In particular, HKTC and Reach each compete with, and interconnect their networks with, certain HWL subsidiaries, including Hutchison Global Communications Limited and Hutchison Telephone Company Limited, which are fixed network and mobile communications operators, respectively, in Hong Kong. Such interconnection arrangements are established in the ordinary course of our businesses, on the basis of arm’s- length commercial agreements and in accordance with applicable telecommunications regulations in Hong Kong, as determined by Hong Kong’s Telecommunications Authority. HKTC is required under the terms of its FTNS license to interconnect its network with other licensees on a non-discriminatory basis.

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

2.	On November 19, 2001, PCCW Communications (Japan) K.K., or PCCW Communications Japan, our indirect wholly owned subsidiary, entered into a five-year lease agreement, or the Lease, with Pacific Century Group Japan Y.K. (formerly known as Pacific Century Group Japan Co., Ltd.), or PCGJ, regarding the lease of certain office space in Pacific Century Place Marunouchi, Tokyo, Japan, or Tokyo Building, owned by PCGJ at a monthly rent of approximately Yen 7.4 million (approximately HK$0.5 million) plus other monthly management expenses and a sub-lease agreement, or Sub-Lease, regarding the sub-lease of office space in the Tokyo Building to PCGJ at a monthly rent of approximately Yen 3.1 million (approximately HK$0.2 million) plus other monthly management expenses and renovation costs. The Sub-Lease has a term of approximately four years and ten months. PCCW Communications Japan also entered into a five-year lease agreement, or Display Lease, with The Pacific Century Place Marunouchi Owners Union , or PCPMOU, regarding the lease of space for display of our logo outside the Tokyo Building at a monthly rent of Yen 0.95 million (approximately HK$0.07 million). A change was made to the arrangements described above when, on December 2, 2002, PCCW Communications Japan entered into an agreement, or Novation, with PCGJ and New PCGJ Co., Ltd. The Novation was required in connection with certain financing arrangements PCGJ entered into with a third party and does not impact the substance of the arrangements. The effect of the Novation was to transfer PCGJ’s rights and obligations under the Sub-Lease to New PCGJ Co., Ltd. In 2004, PCCW Communications Japan paid approximately HK$8 million and HK$0.9 million under the Lease and Display Lease, respectively, and received approximately HK$3.7 million under the Sub-Lease.

Li Tzar Kai, Richard indirectly holds a 55% interest in the issued share capital of PCGJ and New PCGJ Co., Ltd. PCGJ is able to exercise 94% of the voting rights of PCPMOU. As PCGJ, New PCGJ Co., Ltd. and PCPMOU are each associates of Li Tzar Kai, Richard, they are related parties of the Company.

3.	During the year ended December 31, 2004, PCCW Services Limited, or PCCW Services, provided certain staff,

administrative and support services to Pacific Century Matrix (HK) Limited, or PC Matrix HK. The services were provided on normal commercial terms and were in the ordinary course of business. For the year ended December 31, 2004, the total charges for such services was approximately HK$6.3 million. Li Tzar Kai, Richard owns 100% of the issued share capital of PC Matrix HK. As PC Matrix HK is an associate of Li Tzar Kai, Richard, it is a related party of the Company.

4.	During the year ended December 31, 2004, we paid to Pacific Century Insurance Company Limited, or PCI, insurance premiums amounting to approximately HK$4.4 million with respect to group life and medical insurance (including clinical and hospitalization) coverage for our employees. PCI continues to provide group life and medical insurance to us. The policies are on normal commercial terms and in the ordinary course of business. PCI is an indirect wholly owned subsidiary of Pacific Century Insurance Holdings Limited, of which PCRD held approximately 45.11% as at December 31, 2004. PCRD is a substantial shareholder of the Company.

5.	PCRD, a substantial shareholder of the Company, has provided a rental guarantee on each of Towers A and B and the 6-story commercial podium of Pacific Century Place, Beijing, the PRC. The two-year rental guarantees on Tower A and Tower B expired in 2001 and 2002, respectively. The two-year rental guarantee of not less than US$12,028,526 (approximately HK$93 million) for the podium commenced in July 2002.

6.	On completion of the CNC Subscription Agreement, China Netcom (BVI), an indirectly wholly owned subsidiary of CNC, became a substantial shareholder and connected person of the Company. Accordingly, members of the CNC Group are connected persons (as defined in the SEHK Listing Rules) of the Company and transactions between us and the CNC Group will constitute connected transactions for the Company under the SEHK Listing Rules. On September 12, 1995, HKT (then known as Hong Kong Telecommunications Limited) entered into a Memorandum of Agreement on the financial arrangement for the purchase of equipment, or the Memorandum, with the Ministry of Posts & Telecommunications, or MPT, of the PRC in support of the Beijing-Jiujiang-Guangzhou Optical Fibre Cable System Project, or Project. Under the Memorandum, HKT agreed to provide financing of up to US$70 million to MPT, or the Loan. CNC later assumed the rights and obligations under the Loan. The final repayment of the Loan is due on May 31, 2010. The current outstanding principal amount of the Loan is US$18.06 million.

7.	We enter into transactions in the ordinary course of business with China Telecom and its subsidiaries, or the China Telecom Group. Under the SEHK Listing Rules, China Telecom and its subsidiaries are considered a connected person of the Company. Therefore, any transactions between the Company or its subsidiaries with any member of the China Telecom Group is a connected transaction. On February 10, 2004, we obtained a conditional waiver from strict compliance with certain disclosure requirements under the SEHK Listing Rules regarding transactions with the China Telecom Group. Under this waiver, we were only required to disclose transactions with the China Telecom Group entered into in the ordinary course of business in 2004 in our annual report for 2004 as long as the aggregate transaction value did not exceed HK$412 million. Following the amendment of the SEHK Listing Rules effective March 31, 2004, transactions with China Telecom would only be subject to the reporting and announcement requirements set out in the SEHK Listing Rules and no shareholders’ approval would be required if the aggregate value of these transactions on an annual basis does not exceed HK$563 million. The aggregate value for transactions between us and China Telecom Group for the period from February 10, 2004 to December 31, 2004 was approximately HK$559 million.

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

     Reach Networks has instituted legal proceedings against certain operators of telecommunications networks to recover lost revenue resulting from the activities of those operators whom we believe were involved in diversion of international telecommunications traffic in breach of our legal rights. With respect to these legal proceedings, we consider the following to be material:

Plaintiff	Defendant	Date commenced	Court	Description of Proceedings	Relief Sought

Reach Networks	New World	February 3, 1999	High Court (HCCL	Improper diversion	HK$400
	Telecommunications Limited		No. 229 of 2000)	of delivery fees on	million plus
	(named in the proceedings as			inbound international	interest
	New World Telephone Limited)			traffic

Reach Networks	Wharf T&T Limited	February 3, 1999	High Court (HCCL	Improper diversion	HK$157
			No. 8 of 2000)	of delivery fees on	million plus
				inbound international	interest
traffic

      In connection with the legal proceedings instituted against it by Reach Networks, New World Telecommunications Limited filed a counterclaim against Reach Networks of HK$94 million. Reach and New World Telecommunications Limited settled these proceedings in July 2004. In connection with the legal proceedings instituted against it by Reach Networks, Wharf T&T Limited has filed a counterclaim against Reach Networks for HK$78.5 million. The proceedings are in a preliminary discovery phase. All or any of our actions may be successful or unsuccessful and no assurance can be given that any recovery will be possible. Pursuant to the agreements for the transfer of our Internet protocol backbone operations to Reach, as part of our joint venture with Telstra, we retain the right to any proceeds if these proceedings are successful and we will be solely responsible for the conduct of these proceedings and all costs and expenses incurred in connection with these proceedings.

     On April 23, 2002, a writ of summons was issued against HKT, our indirect wholly owned subsidiary, by New Century Infocomm Tech Co., Ltd. for its failure to purchase 6,522,000 shares of TTNS, our indirect subsidiary, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to HK$103 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period January 1, 2001 to January 2, 2002 at 6.725% per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance. However, this figure should be reduced by the current market value of shares in TTNS, which would be transferred to HKT in the event that the claimants were successful in their claim. A defense was filed on May 29, 2002. Based on legal advice received, the Directors believe that HKT has valid defenses, and therefore no provision has been made.

     On August 23, 2003, a summons was issued against us in connection with the application of Wharf T&T Limited’s rights under Section 14(1) of the Telecommunications Ordinance to install telephone lines and other rights. The proceedings were withdrawn on March 8, 2004.

     PCCL has filed a winding up petition before the Delhi High Court in relation to Data Access on the basis that PCCL had lent Data Access a total amount of US$10 million under two loan agreements dated May 24, 2000 and July 24, 2000. In the winding up petition, PCCL claimed that according to the terms and conditions of the two loan agreements, the entire amounts lent to Data Access along with interest thereon was and is repayable within three years from the dates of drawing such amounts. PCCL further claimed that Data Access has admitted in its statutory filings that the amounts are overdue for repayment and Data Access has repeatedly defaulted in its repayment obligations. On October 26, 2004, at the first hearing on the winding up petition, the Delhi High Court passed ex-parte ad-interim directions restraining Data Access from alienating its assets and receivables except in the normal course of its business. The Delhi High Court also appointed the Official Liquidator attached to the Court as the Provisional Liquidator to supervise the enforcement of this order. The counsels for the parties involved in the petition continue to make submissions to the court on whether the winding up petition should be admitted and citation be issued based on the written reply filed by Data Access and other relevant issues. Proceedings are ongoing.

     We have recently been notified of a criminal complaint filed by the Income Tax Department in India against past and present directors of Data Access in relation to an alleged failure by Data Access to pay tax since 2003. Certain of our directors and employees were previously directors of Data Access, but they all resigned on April 23, 2004. The hearing is tentatively scheduled for July 7, 2005.

     As we operate in a regulated industry, we routinely are involved in legal proceedings, including, in particular, judicial review proceedings of TA decisions and appeals to the Competition Board relating to regulatory matters. See “4.B. Business Overview–Regulation.”

   Dividend Policy

     On April 22, 2004, we announced our intention to effect a capital reduction by eliminating the entire sum standing to the credit of the share premium account of PCCW Limited. The proposal was approved by shareholders at our extraordinary general meeting held on May 19, 2004 and confirmed by the High Court of Hong Kong on August 3, 2004. The capital reduction gave rise to a credit of approximately HK$173,465 million, based on the share premium account of PCCW Limited, on an unconsolidated basis as at June 30, 2004. Such credit was applied in writing off the accumulated losses of PCCW Limited of approximately HK$152,932 million, and the remaining balance of approximately HK$20,532 million was transferred to a special capital reserve created by us, the application of which is subject to the conditions imposed by the High Court. The capital reduction represented the completion of a necessary technical formality in order to permit the payment of dividends, as and when our Board of Directors considers it appropriate.

     We declared and paid an interim dividend in an amount of HK$0.055 to our shareholders in November 2004, and our Board of Directors has recommended, subject to the approval of our shareholders at the forthcoming annual general meeting, the payment of a final dividend of HK$0.096 for the year ended December 31, 2004.

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

B. Significant Changes

      See Item 18.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

   Market Price Information

     The following tables set forth the high and low sales prices per share of our ordinary shares listed on SEHK and the high and low prices per share of our American Depositary Shares (each representing 10 of our ordinary shares) listed on the NYSE, for the fiscal year ended December 31 of each year indicated below, as at the end of each fiscal quarter indicated below, and for each month of the six-month period ended April 30, 2005:

	HIGH		LOW

	Ordinary Shares (HK$)	ADSs (US$)	Ordinary Shares (HK$)	ADSs (US$)

2004	6.60	8.50	4.55	5.85
2003	7.05	8.98	4.125	5.18
2002	11.875	15.40	4.55	5.60
	(Note 2)	(Note 2)	(Note 2)	(Note 2)
2001	25.75	33.125	8.15	10.35
	(Note 2)	(Note 2)	(Note 2)	(Note 2)
2000	131.75	100.00	24.25	28.75
	(Note 1)	(Note 1)	(Note 1)	(Note 1)
2005
First Quarter	5.00	6.35	4.075	5.22
2004
First Quarter	6.60	8.50	5.00	6.20
Second Quarter	6.15	7.68	4.825	5.96
Third Quarter	5.70	7.38	4.925	6.30
Fourth Quarter	5.25	6.85	4.550	5.85
2003
First Quarter	7.05	8.98	4.40	5.55
Second Quarter	5.40	7.10	4.45	5.60
Third Quarter	5.25	6.80	4.125	5.18
Fourth Quarter	5.95	7.68	4.875	6.23
November 2004	4.95	6.30	4.70	5.85
December 2004	5.15	6.85	4.55	5.90
January 2005	5.00	6.35	4.325	5.51
February 2005	4.675	5.92	4.275	5.41
March 2005	4.625	5.90	4.075	5.22
April 2005	4.625	5.91	4.375	5.50

Notes:
(1)	Adjusted for rights issue of 30 shares for every 1000 shares at HK$6.500 effective November 6, 2000 and share consolidation 5 into 1 effective January 8, 2003.

(2)	Adjusted for share consolidation 5 into 1 effective January 8, 2003.

B. Plan of Distribution

      Not applicable.

C. Markets

      Markets on which Our Ordinary Shares Trade

     Our ordinary shares are listed on SEHK under the code number “008”. ADSs, each representing 10 of our ordinary shares, have been listed on the NYSE under the symbol “PCW” since August 22, 2000.

D. Selling Shareholders

      Not applicable.

E. Dilution

      Not applicable.

F. Expenses of the Issue

      Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

      Not applicable.

B. Memorandum and Articles of Association

     Our company is registered in Hong Kong and has been assigned company number 69030. Set forth below is a brief summary of certain provisions of our Memorandum and Articles of Association amended on May 19, 2004. This summary does not purport to be complete and is qualified in its entirety by reference to our Memorandum and Articles of Association, which is filed as Exhibit 1 to this annual report.

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

   Directors

     Subject to certain exceptions, Directors do not have power to vote at Board meetings on matters in which they or any of their associates have a material interest. Directors do not have power to vote at Board meetings on matters concerning their own appointment or remuneration or the terms thereof (including a variation of the terms thereof). Where arrangements are under consideration concerning the appointment (including the terms thereof) of two or more Directors, a separate resolution may be put before the Board in relation to each Director, and each of the interested Directors shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment (including the terms thereof).

     Our Board of Directors may exercise all the powers of PCCW to borrow money. Variation of these borrowing powers would require the passing of a special resolution of our shareholders.

     Our Board of Directors has the power at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board subject to the approval of the Executive Chairman. Any Director so appointed shall hold office only until our next following annual general meeting and shall then be eligible for re-election. Pursuant to section 157A of the Companies Ordinance, Hong Kong, resolutions proposing the re-election of Directors at a general meeting of a company must be proposed for each individual Director seeking re-election, unless it has been agreed by a unanimous vote at that meeting that a single resolution may be proposed for the re-election of two or more Directors. One-third (or the number nearest to but not greater than one-third) of the Directors shall retire and offer themselves for re-election at each annual general meeting of the Company.

      Directors are not required to retire at a particular age. Directors are not required to beneficially own our shares.

   Rights, Preferences, Restrictions Attaching to Shares and Changing the Rights of Shareholders

     Following the consolidation of every five issued and unissued shares of HK$0.05 into one new share of HK$0.25 on January 8, 2003, our share capital was divided into 6,400,000,000 ordinary shares with a nominal value of HK$0.25 each. We increased our share capital to 10,000,000,000 ordinary shares with a nominal value of $0.25 each pursuant to a shareholders’ resolution passed on March 16, 2005. Currently, we have only one class of ordinary shares outstanding. In order to vary the rights attached to any class of shares, the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class or the sanction of a special resolution passed at a general meeting of such holders is required.

     Our Board of Directors may recommend the payment of dividends to shareholders out of our profits. Dividends shall not exceed the amount recommended by our Board of Directors and will not carry interest. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by our Board of Directors and revert to us. We may cease sending checks for dividend entitlements or dividend warrants by post if such checks or warrants have been left uncashed on two consecutive occasions or after the first occasion on which such a check is returned undelivered.

     At any general meeting, on a show of hands, shareholders present in person or by duly authorized representatives shall have one vote, and on a poll every shareholder present in person or by proxy or by duly authorized representative shall have one vote for every fully paid ordinary share held. On a poll, a shareholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

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

     We may by special resolution reduce our share capital, any capital redemption reserve fund or any share premium account in any manner authorized, and subject to any conditions prescribed by law.

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

     An annual general shareholders’ meeting and an extraordinary general shareholders’ meeting called for the passing of a special resolution (as defined in the Companies Ordinance, Hong Kong) must be called by at least 21 days’ notice in writing. All other shareholders’ meetings must be called by at least 14 days’ notice in writing. The notice period is to be exclusive of the day of posting or the day on which it is served, which is deemed to be the next day following posting, and of the day for which notice is given.

     The notice is to specify the place, the day and the hour of meeting and, in the case of special business, the general nature of that business. Special business is any matter which is other than to sanction dividends, the reading, considering and adopting of the accounts, the reports of the Directors and auditors and other documents required to be annexed to the accounts, the election of Directors and appointment of auditors and other officers in the place of those retiring, the fixing of the remuneration of the auditors and the voting of remuneration or extra remuneration to the Directors.

     The quorum for any general meeting is two members present in person or by proxy and entitled to vote. Any shareholder entitled to attend and vote at a meeting of PCCW or a meeting of any class of shares in PCCW is entitled to appoint another person as his proxy to attend and vote instead of him. On a poll votes may be given either personally or by proxy. A proxy need not be a shareholder. A shareholder may appoint more than one proxy to attend on the same occasion. Documents appointing a proxy must be deposited at our registered office or at such other specified place not less than forty-eight hours before the time for holding the meeting. The appointment of a proxy does not preclude a shareholder from attending and voting in person at the meeting and, in such case, the document appointing a proxy is deemed to be revoked.

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

   Transfer of Ordinary Shares

     All transfers of ordinary shares may be effected by transfer in writing in the usual common form or in such other form as our Board of Directors may accept. All instruments of transfer must be left at the registered office or at such other place as our Board of Directors may appoint.

     The instrument of transfer of any share must be executed by or on behalf of the transferor and by or on behalf of the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof. Nothing in our Articles of Association precludes our Board of Directors from recognizing a renunciation of the allotment or provisional allotment of any share by the allottee in favor of some other person.

     Our Board of Directors may, in its absolute discretion and without assigning any reason, refuse to register a transfer of any share, not being a fully paid up share, to a person of whom it does not approve or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register any transfer of any share to more than four joint holders or any transfer of any share, not being a fully paid up share, on which we have a lien. No transfer shall be made to an infant or to a person of unsound mind or under other legal disability.

     Our Board of Directors may also decline to recognize any instrument of transfer unless (a) a fee of such amount as shall for the time being be prescribed by SEHK, or such lesser sum as our Board of Directors shall from time to time require is paid to us for registering any transfer or other document relating to or affecting the title to the ordinary shares involved or for otherwise making an entry in the register relating to such ordinary shares; (b) the instrument of transfer is accompanied by the certificate of the ordinary shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer; (c) the instrument of transfer is in respect to only one class of shares; (d) the ordinary shares concerned are free of any lien in favor of us; and (e) the instrument of transfer is properly stamped.

     If our Board of Directors shall refuse to register a transfer of any share, it must, within two months after the date on which the transfer was lodged with us, send notice of such refusal as required by Section 69 of the Companies Ordinance, Hong Kong.

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

     The registration of transfers may be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine and either generally or in respect of any class of shares, provided always that such registration shall not be suspended or the register closed for more than 30 days in any year or, if the shareholders in general meeting approve, 60 days in any year.

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

C. Material Contracts

     The following contracts (being contracts not entered into in the ordinary course of business) have been entered into by us and our subsidiaries within the two years preceding the filing date of this annual report and are or may be material:

1.	US$54,377,474.94 5% Mandatory Convertible Note due 2005 issued by us on June 28, 2002, as amended and restated effective April 25, 2003.

2.	An agency agreement dated January 24, 2003 entered into by PCCW Capital No. 3 Limited, Deutsche Bank AG, Hong Kong Branch and us relating to the issue by PCCW Capital No. 3 Limited of US$456 million 7.88% Guaranteed Notes due 2013, as amended and restated by a supplemental agency agreement dated May 12, 2004.

3.	An agreement entered into by Telstra, Telstra Holdings Pty Limited, Telstra Holdings (Bermuda) No. 1 Limited, Pacific Century Cable Holdings Limited, Reach and us on October 13, 2000 relating to the business and operations of Reach, as amended and restated by a supplemental agreement dated January 31, 2001, further amended and restated by a supplemental agreement dated March 8, 2001, further amended and restated by a supplemental agreement dated, June 28, 2002, further amended and restated by a supplemental agreement dated July 22, 2002, further amended and restated by a supplemental agreement dated April 15, 2003 and further amended and restated by a supplemental agreement dated April 16, 2005.

4.	An agreement dated October 13, 2000 between HKTC and Reach Networks relating to the supply of domestic connectivity services between Hong Kong and other countries by HKTC to Reach Networks as amended by an amendment agreement dated January 31, 2001, further amended by an amendment agreement dated April 15, 2003 and further amended by an amendment agreement dated April 16, 2005; and an agreement dated October 13, 2000 between HKTC and Reach Networks relating to supply of international connectivity services between Hong Kong and other countries by Reach Networks to HKTC as amended by an amendment agreement dated

January 31, 2001, further amended by an amendment agreement dated April 15, 2003, and terminated as of March 1, 2005 by the Reach Network Services Agreement (see item 29).

5.	PCCW Mandatory Convertible Note First Supplemental Deed dated April 15, 2003 between Telstra, Pacific Century Cable Holdings Limited and us.

6.	Capacity Prepayment Agreement dated April 15, 2003 between Reach Networks, Reach Global Services Limited, HKTC, Telstra, Reach, Reach Finance Limited and us, as amended and restated on June 17, 2004.

7.	Subordination Deed dated April 15, 2003 between JPMorgan Chase Bank, Reach Networks and us, relating to the subordination of certain of our payment rights under the Capacity Prepayment Agreement mentioned above.

8.	Purchase Agreement dated July 10, 2003 between PCCW-HKT Capital No.2 Limited (as issuer), The Hongkong and Shanghai Banking Corporation Limited (as manager) and HKTC (as guarantor) relating to the issue by PCCW-HKT Capital No.2 Limited of US$500,000,000 6% Guaranteed Notes due 2013, or US$500 Million Notes.

9.	Indenture dated July 17, 2003 between PCCW-HKT Capital No.2 Limited (as issuer), HKTC (as guarantor) and HSBC Bank USA (as trustee) relating to the US$500 Million Notes mentioned above.

10.	Placing Agreement dated July 17, 2003 between PCRD (as vendor), Citigroup Global Markets Asia Limited (as placing agent) and us regarding the placing of 715,000,000 ordinary shares in us owned by PCRD at a price of HK$4.40 per share.

11.	Subscription Agreement dated July 17, 2003 between PCRD and us regarding the subscription of 715,000,000 new ordinary shares in us by PCRD at HK$4.40 per share.

12.	Facility Agreement dated August 8, 2003 between HKTC (as borrower) and a syndicate of financial institutions represented by The Hongkong and Shanghai Banking Corporation Limited (as agent and security trustee) relating to HK$2,800,000,000 revolving credit and term loan facilities, as amended by an amendment agreement dated October 29, 2003 between HKTC and The Hongkong and Shanghai Banking Corporation Limited.

13.	Facility Agreement dated December 12, 2003 between HKTC (as borrower) and a syndicate of financial institutions represented by Bayerische Landesbank, Hong Kong Branch (as agent) relating to HK$6,000,000,000 revolving loan facility.

14.	Facility Agreement dated December 22, 2003 between HKTC (as borrower) and Industrial and Commercial Bank of China (Asia) Limited (as co-ordinating arranger, original lender and agent) relating to HK$2,000,000,000 revolving loan facility.

15.	Sale and Purchase Agreement dated March 5, 2004 between DFG and us relating to the disposal of the whole of the issued share capital of Ipswich Holdings Limited and other assets to DFG.

16.	Placing Agreement dated April 30, 2004 between Asian Motion Limited (as vendor), Citigroup Global Markets Hong Kong Futures and Securities Limited (as placing agent and underwriter) and us (as guarantor) relating to the placing of 237,000,000 ordinary shares of DFG at HK$2.65 per DFG share.

17.	LMA Trade Confirmation dated June 17, 2004 between JPMorgan Chase (as agent for Seller), Telstra and us relating to the purchase of US$1,200 million of debt, the outstanding amount of debt under the Reach Term Facility for approximately US$311 million.

18.	Shareholder Term Loan Facility Agreement dated January 12, 2001 between Reach Finance Limited, Reach, the initial guarantors, Telstra and us relating to the Reach Term Facility, effective June 18, 2004.

19.	Facility Agreement dated June 17, 2004 between Reach (as borrower) and Telstra and us (as lenders) relating to a US$50 million working capital revolving loan facility.

20.	Facility Letter dated July 13, 2004 between Standard Chartered Bank (HK) Ltd (as issuing bank), HKTC (as applicant) and us (as beneficiary) relating to a guarantee facility of up to HK$780 million.

21.	Deed of Charge Over Deposit Account dated July 13, 2004 between HKTC (as chargor), Standard Chartered Bank (HK) Ltd (as issuing bank and account bank) and us (as beneficiary) relating to a guarantee facility of up to HK$780 million.

22.	Placing Agreement dated October 28, 2004 between Asia Motion Limited (as vendor) and Lehman Brothers Asia Limited (as placing agent) relating to the placing of 118,000,000 ordinary shares of PCPD at HK$2.18 per PCPD share.

23.	Subscription Agreement dated October 28, 2004 between Asian Motion Limited and PCPD relating to the subscription of 118,000,000 new ordinary shares of PCPD at HK$2.18 per PCPD share.

24.	Block Trade Agreement dated November 30, 2004 between Asia Motion Limited (as seller) and Deutsche Bank AG, Hong Kong Branch (as contracting principal) relating to the placing of 450,000,000 ordinary shares of PCPD at HK$2.48 per PCPD share.

25.	Agreement for Sale and Purchase dated December 21, 2004 between Partner Link Investments Limited (as vendor) and Richly Leader Limited (as purchaser) relating to the sale of PCCW Tower.

26.	Subscription Agreement dated January 19, 2005 between China Netcom Group Corporation (BVI) Limited, China Network Communications Group Corporation and us relating to the subscription of 1,343,571,766 new ordinary shares in us at HK$5.90 per share, as amended by a supplemental agreement dated February 7, 2005.

27.	Deed of Rental Guarantee dated February 7, 2005 between Partner Link Investments Limited (as vendor), Ipswich Holdings Limited (as guarantor) and Richly Leader Limited (as purchaser) relating to the guarantee of a minimum monthly rental of HK$13,338,000 per month to the purchaser for five years.

28.	Deed of Assignment dated March 14, 2005 among China Netcom Group Corporation (BVI) Limited, China Netcom Corporation (BVI) Limited, China Network Communications Group Corporation and us pursuant to which China Netcom Group Corporation (BVI) Limited assigned its rights under the Subscription Agreement (referred to in item 26) to China Netcom Corporation (BVI) Limited.

29.	Reach Network Services Agreement dated April 16, 2005 among Reach, Reach Global, Reach Networks, Telstra, Hong Kong CSL Limited, PCCW Communications, HKTC and us relating to the supply by Reach of international connectivity services.

30.	Capacity Allocation Agreement dated April 16, 2005 among Reach Global, Telstra, PCCW Communications and us relating to the granting by Reach Global of indefeasible rights to use Reach’s undersea cable capacity.

31.	Reach Debt and Asset Restructure Deed dated April 16, 2005 among Telstra, Telstra Holdings Pty Limited, Telstra Holdings (Bermuda) No. 1 Limited, PCCHL, HKTC, PCCW Communications, various members of the Reach Group and us relating to the restructuring of debt owed by Reach to its shareholders.

32.	Equitable Mortgage Amendment Deed dated April 16, 2005 between PCCHL, Telstra and us relating to the extension of PCCW’s security obligation with respect to the US$54,337,474.94 5% Mandatory Convertible Note (referred to in item 1).

D. Exchange Controls

     No foreign exchange controls exist in Hong Kong and there is a free flow of capital into and out of Hong Kong. There are no restrictions on remittances of Hong Kong dollars or any other currency from Hong Kong to persons not resident in Hong Kong for the purpose of paying dividends or otherwise.

E. Taxation

     The following summary contains a description of the principal U.S. federal income and Hong Kong tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs by a U.S. Holder (as defined below). This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold ordinary shares or ADSs. In particular, this summary does not address considerations relevant to all categories of potential investors, some of which may be subject to special rules (including, but not limited to, financial institutions, insurance companies, tax-exempt organizations, certain U.S. expatriates, broker-dealers, traders in securities, persons that hold ordinary shares or ADSs as part of a straddle, hedge, conversion or other integrated transaction for tax purposes, persons who acquired ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation, persons that own, directly or constructively, 10% or more of our ordinary shares and persons whose “functional currency” for U.S. federal income tax purposes is not the US dollar), nor does it address U.S. state or local or other tax consequences. In addition, this summary deals only with U.S. Holders that will hold ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. This summary is based upon the tax laws of the United States and Hong Kong as in effect on the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. In addition, this summary assumes that all of the obligations and agreements set forth in the Deposit Agreement and any related agreements will be performed in accordance with their terms. U.S. Holders of ordinary shares or ADSs are advised to consult their own tax advisers as to the United States, Hong Kong or other tax consequences of the ownership and disposition of ordinary shares or ADSs in light of their particular circumstances, including the effect of any national, state or local tax laws of the jurisdiction or jurisdictions in which they are resident or domiciled for tax purposes.

     For U.S. federal income tax purposes, a U.S. Holder of ADSs generally should be treated as the holder of the ordinary shares represented by the ADSs. Accordingly, a U.S. Holder should not recognize gain or loss on an exchange of ADSs for the ordinary shares represented by those ADSs.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain noncorporate U.S. Holders, as described below. Accordingly, the analysis of the availability of the reduced tax rate for dividends received by certain noncorporate U.S. Holders could be affected by actions that may be taken by parties to whom ADSs are pre-released.

     For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ordinary shares or ADSs that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the U.S., (ii) a corporation, or other entity taxable as a corporation, created or organized under the laws of the U.S. or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to U.S. federal income tax without regard to its source.

     This summary assumes there we were not a passive foreign investment company for the 2004 taxable year (as discussed below).

      No reciprocal tax treaty exists between Hong Kong and the United States.

   Hong Kong Taxation

      Dividends

     Under existing Hong Kong profits tax law and practice, no tax is payable in Hong Kong by withholding or otherwise with respect to dividends paid by us.

      Gains or Loss on Sale

     No tax is payable in Hong Kong with respect to any gain arising on the sale or disposal of ordinary shares or ADSs if the gain is capital in nature. Any capital loss is not deductible nor can it be carried forward.

      Hong Kong profits tax may be charged on any gain arising on the sale or disposal of ordinary shares or ADSs if the gain is revenue in nature, is sourced in Hong Kong, and if such gain forms part of a trade, profession or business carried on in Hong Kong. Gains from the sale of ADSs effected on the NYSE would be regarded as sourced outside Hong Kong and would therefore not be subject to Hong Kong profits tax.

      Stamp Duty

     The ordinary shares constitute Hong Kong stock for purposes of Hong Kong stamp duty. Therefore, any person who effects a sale or purchase of ordinary shares, or where the sale is effected by an agent, is required, or such agent is required, to execute a contract note evidencing such sale or purchase and to have that note stamped. Contract notes for the sale and purchase of Hong Kong stock are required to be stamped at the rate of HK$1.00 for every HK$1,000 or part thereof (resulting in an aggregate stamp duty of HK$2.00 per HK$1,000) based on the value of the consideration or market value, whichever is greater (in the case of a sale or purchase of ordinary shares by a person who is not resident in Hong Kong and the stamp duty on either or both of the contract notes is not paid, the transferee will be liable to pay stamp duty on the instrument of transfer in an amount equal to the unpaid duty). In addition, if the stamp duty is not paid on or before the due date, a penalty of up to 10 times the duty payable may be imposed.

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

      Estate Duty

     The ordinary shares are Hong Kong property for the purposes of the Estate Duty Ordinance and accordingly Hong Kong estate duty may be payable in respect thereof on the death of the owner of such ordinary shares. ADSs that are not physically located in Hong Kong are not, according to existing practice, regarded as Hong Kong property for such purposes and on that basis Hong Kong estate duty is not payable with respect to such ADSs.

     Holders of ADSs are advised to consult their professional advisers with respect to their individual circumstances.

     In the recent Hong Kong 2005-2006 Budget announced on March 16, 2005, the Financial Secretary has proposed to abolish the estate duty and will introduce the relevant bill into the Legislative Council shortly. There is no certainty that this bill will be passed and enacted. If enacted, it is intended that the abolishment will take effect from a future date and will not be retroactive.

   U.S. Federal Income Taxation

      Dividends

     For U.S. federal income tax purposes, U.S. Holders will include in gross income as foreign source dividend income the gross amount of any distribution paid, other than certain pro rata distributions of ordinary shares, by us out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain noncorporate U.S. Holders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Noncorporate U.S. Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. Dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. Holders with respect to dividends received from other U.S. corporations. The amount of the dividend distribution paid in Hong Kong dollars includible in income of a U.S. Holder will be the US dollar value of the payment made, calculated by reference to the exchange rate on the date the payment is received by the U.S. Holder in the case of ordinary shares, or by the Depositary in the case of ADSs, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the payment is includible in income to the date such payment is converted into US dollars will be treated as ordinary income or loss. Such gain or loss will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

      Gains or Loss on Sale

     Upon the sale, exchange or other disposition of ordinary shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and the U.S. Holder’s tax basis (determined in US dollars) in such ordinary shares or ADSs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary shares or ADSs exceeds one year at the time of the disposition. In general, such gain or loss will be U.S. source gain or loss for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

      U.S. Backup Withholding and Information Reporting

     Information reporting requirements will apply to the payment of dividends with respect to the ordinary shares or ADSs and proceeds on the sale or disposition of ordinary shares or ADSs paid within the United States and in some cases outside of the United States, to a U.S. Holder unless the U.S. Holder is an exempt recipient, such as a corporation, and backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided the required information is furnished to the Internal Revenue Service.

      Passive Foreign Investment Company Rules

     We believe that we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for the 2004 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or ordinary share, certain adverse tax consequences could apply to the U.S. Holder.

     If we were treated as a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition of an ADS or ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ADS or ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution with respect to ADSs or ordinary shares in excess of 125% of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate the adverse tax consequences resulting from PFIC status.

     In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain noncorporate U.S. Holders would not apply.

F. Dividends and Paying Agents

      Not applicable.

G. Statement by Experts

      Not applicable.

H. Documents on Display

     We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file annual reports on Form 20-F and furnish periodic reports on Form 6-K with the SEC. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports and proxy information regarding issuers that file electronically with the SEC. In addition, you can inspect reports and other information concerning us at the offices of the NYSE at 20 Broad Street, New York, New York 10005 and at our registered office.

I. Subsidiary Information

      Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As a result of our borrowings, international operations, funding and investment activities, we are exposed to market risk resulting from changes in interest rates and changes in foreign exchange rates relative to the Hong Kong dollar. From time to time, we enter into currency forwards, interest rate and currency swaps, forward rate agreements, options and other financial instruments to manage our exposures and reduce the market risk. We do not undertake any speculative trading activities in connection with these financial instruments. We also do not enter into or acquire market risk sensitive instruments for trading purposes. These off-balance sheet transactions are not used to create liquidity, capital resources or other benefits. Therefore, in general, expenses or revenues from these transactions will only arise when we terminate these transactions early or we amend the terms of the transactions. Early termination and amendments to the terms of the transaction would typically occur when there are changes in the underlying assets or liabilities or in our risk management strategy. Our accounting policies on derivative financial instruments are set out in notes 2(z) and 43(n) of our consolidated financial statements.

     This section contains “forward-looking statements” as described in “Forward-Looking Statements”.

     Market risk composed of foreign currency exposure and interest rate exposure deriving from our operation and funding activities. As a matter of policy, we continue to manage market risk that are directly related to our operations and financing, and we do not undertake any speculative trading activities that involve currency forwards, interest rate and currency swaps, forward rate agreements, options and other financial instruments. The Finance and Management Committee, a subcommittee of the Executive Committee of our Board of Directors, determines the appropriate risk management activities with the aim of prudently managing the market risk associated with transactions entered into in the normal course of our business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee, which are reviewed on a regular basis.

     In the normal course of business, we used the above-mentioned financial instruments to limit our exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts offset the losses and gains of the underlying assets and liabilities that would otherwise impact our financial results. Costs associated with entering into such contracts are not material to our financial results.

A. Interest Rate Risk

     Based on our expectation of interest rate movements, we enter into forward rate agreements and other interest rate contracts to lock in interest rates considered favorable to our future cash flow.

     In 2004, we shifted a majority of our debt from floating to fixed interest rates in order to keep our funding cost at a steady level in view of rising market interest rates.

     The table below summarizes the nominal and fair value, maturity and contract terms of the interest rate sensitive financial instruments that we held as at December 31, 2004 and at December 31, 2003, respectively, in Hong Kong dollars.

     In addition, in January 2005, HKTC drew down HK$6,000 million under a five year revolving loan facility for general corporate funding requirements. The drawn portion of the revolving loan facility was subsequently repaid in February and March 2005. These facilities are denominated in Hong Kong dollars and are floating rate in nature, and therefore exposes us to interest rate risk.

     A significant percentage of our liabilities are based on HIBOR, and any substantial increase in HIBOR will adversely affect our results of operation.

Assets/Liabilities and Relative Instruments Subject to Interest Rate Risk, at December 31, 2004

	Maturities

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value

	(in HK$ million, except %)
Assets:
Fixed Rate, HK$	2,769	-	-	-	-	-	2,769	2,769
Average Interest Rate (%)	0.17%						0.17%
Fixed Rate, US$	441	-	-	-	-	-	441	441
Average Interest Rate (%)	2.17%						2.17%
Fixed Rate, Yen	284	-	-	-	-	-	284	284
Average Interest Rate (%)	0.88%						0.88%

Liabilities:
Fixed Rate, US$	(9,017)	-	(3,500)	-	-	(15,213)	(27,730)	(31,582)
Average Interest Rate (%)	3.58%		1.00%			7.46%	5.38%
Fixed Rate, Yen	-	-	-	-	-	(1,950)	(1,950)	(2,336)
Average Interest Rate (%)						3.65%	3.65%
Others	(14)	-	-	-	-	-	(14)	(14)
Average Interest Rate (%)	2.95%						2.95%

Relative Instruments:
Interest Rate Cap
Notional Amount	53	-	-	-	-	-	53	0
Average Strike Rate	8.00%						8.00%
Cross Currency Swap
Receive fix US$,
pay floating HK$
Notional Amount	-	-	7,457	-	-	-	7,457	71
Average Receive Rate			6.90%				6.90%
Average Pay Rate			4.12%				4.12%
Cross Currency Swap
Receive fix Yen,
pay floating US$
Notional Amount	-	1,950	-	-	-	-	1,950	391
Average Receive Rate		3.65%					3.65%
Average Pay Rate		5.27%					5.27%
Cross Currency Swap
Receive floating US$,
pay floating HK$
Notional Amount	1,950	1,950	-	-	-	-	3,900	(13)
Average Receive Rate	5.27%	5.27%					5.27%
Average Pay Rate	2.97%	3.44%					3.21%
Cross Currency Swap
Receive fix US$,
pay fix HK$
Notional Amount	12,090	7,767	-	-	-	11,665	31,522	(587)
Average Receive Rate	2.77%	8.00%				7.33%	5.75%
Average Pay Rate	2.77%	7.53%				6.46%	5.31%
Cross Currency Swap

	Maturities

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value

	(in HK$ million, except %)
Receive fix US$,
receive fix HK$	-	-	3,501	-	-	-	3,501	(50)
Notional Amount			1.00%				1.00%
Average Rec. USD Rate			0.50%				0.50%
Average Rec. HKD Rate

Assets/Liabilities and Relative Instruments Subject to Interest Rate Risk, at December 31, 2003

	Maturities

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value

	(in HK$ million, except %)
Assets:
Fixed Rate, HK$	2,884	—	—	—	—	—	2,884	2,884
Average Interest Rate
(%)	0.03%	—	—	—	—	—	0.03%
Fixed Rate, US$	2,252	—	—	—	—	—	2,252	2,252
Average Interest Rate
(%)	1.06%	—	—	—	—	—	1.06%
Fixed Rate, Yen	396	—	—	—	—	—	396	396
Average Interest Rate
(%)	0.85%	—	—	—	—	—	0.85%

Liabilities:
Fixed Rate, US$	—	(8,983)		(3,494)		(15,242)	(27,719)	(31,239)
Average Interest Rate
(%)	—	3.57%		1%		7.46%	5.39%
Variable Rate, HK$	—	—	—	—	(3,753)		(3,753)	(3,753)
Average Interest Rate
(%)	—	—	—	—	1.17%		1.17%
Fixed Rate, Yen	(54)	(8)	(4)	(2)	(1)	(1,950)	(2,019)	(2,458)
Average Interest Rate
(%)	1.66%	2.80%	2.80%	2.80%	2.80%	3.65%	3.59%
Others	(106)	(125)	(132)	(151)	(661)		(1,175)	(1,175)
Average Interest Rate
(%)	5.18%	5.29%	5.47%	5.47%	5.47%		5.42%

Relative Instruments:
Interest Rate Cap
Notional Amount	68	—	—	—	—	—	68	0
Average Strike Rate	8%	—	—	—	—	—	8%
Cross Currency Swap
Receive fix US$,
pay floating HK$
Notional Amount	—	—		7,457	—	—	7,457	118
Average Receive Rate	—	—		6.90%	—	—	6.90%
Average Pay Rate	—	—		4.01%	—	—	4.01%
Cross Currency Swap
Receive fix Yen,
pay floating US$
Notional Amount	—	—	1,950	—	—		1,950	299
Average Receive Rate	—	—	3.65%	—	—		3.65%
Average Pay Rate	—	—	3.71%	—	—		3.71%
Cross Currency Swap
Receive floating US$,
pay floating HK$
Notional Amount	—	1,950		—	—	—	1,950	(24)

	Maturities

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value

	(in HK$ million, except %)

Average Receive Rate	—	3.71%		—	—	—	3.71%
Average Pay Rate	—	2.74%		—	—	—	2.74%
Cross Currency Swap
Receive fix US$,
pay fix HK$
Notional Amount	—	12,090		—	—	—	12,090	(180)
Average Receive Rate	—	2.77%		—	—	—	2.77%
Average Pay Rate	—	2.77%		—	—	—	2.77%

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

     In 2004, we entered into forward-start currency swaps so that most of our USD liabilities are hedged till their final maturity into HKD. These hedges are executed to capture the excessive market liquidity in the Hong Kong dollar market and protect us from future fluctuation of the foreign exchange rate.

     The tables below summarize the nominal and fair value, maturity and contract terms of the foreign exchange sensitive financial instruments that were held as at December 31, 2004 and at December 31, 2003, respectively, in Hong Kong dollars.

Assets/Liabilities and Relative Instruments Subject to Foreign Exchange Risk, at December 31, 2004

	Maturities

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value

	(in HK$ million, except %)

Assets:
Fixed Rate, US$	441	-	-	-	-	-	441	441
Average Interest Rate (%)	2.17%						2.17%
Fixed Rate, Yen	284	-	-	-	-	-	284	284
Average Interest Rate (%)	0.88%						0.88%

Liabilities:
Fixed Rate, US$	(9,017)	-	(3,500)	-	-	(15,213)	(27,730)	(31,582)
Average Interest Rate (%)	3.58%		1.00%			7.46%	5.38%
Fixed Rate, Yen `	-	-	-	-	-	(1,950)	(1,950)	(2,336)
Average Interest Rate (%)						3.65%	3.65%

Relative Instruments:
Forward Exchange Contracts
Pay HK$/Receive US$
Notional Amount	1,090	-	-	-	-	-	1,090	(5)
Average Contractual Rate	7.71						7.71
Cross Currency Swap
Pay HK$ floating,
Receive US$ fixed
Notional Amount	-	-	7,457	-	-	-	7,457	71
Average Contract Rate			7.80				7.80
Cross Currency Swap
Pay US$ floating,

	Maturities

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value

	(in HK$ million, except %)

Receive Yen fixed
Notional Amount	-	1,950	-	-	-	--	1,950	391
Average Contract Rate		120.0					120.0
Cross Currency Swap
Pay HK$ floating,
Receive US$ floating
Notional Amount	1,950	1,950	-	-	-	-	3,900	(13)
Average Contract Rate	7.80	7.80					7.80
Cross Currency Swap
Pay HK$ fixed,
Receive US$ fixed
Notional Amount	12,090	7,767	-	-	-	11,665	31,522	(587)
Average Contract Rate	7.80	7.77				7.78	7.78
Cross Currency Swap
Receive HK$ fixed
Receive US$ fixed
Notional Amount	-	-	3,501	-	-	-	3,501	(50)
Average Contract Rate			7.78				7.78

Assets/Liabilities and Relative Instruments Subject to Foreign Exchange Risk, at December 31, 2003

	Maturities

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value

	(in HK$ million, except %)

Assets:
Fixed Rate, US$	2,252	—	—	—	—	—	2,252	2,252
Average Interest Rate (%)	1.06%	—	—	—	—	—	1.06%
Fixed Rate, Yen	396	—	—	—	—	—	396	396
Average Interest Rate (%)	0.85%	—	—	—	—	—	0.85%

Liabilities:
Fixed Rate, US$	—	(8,983)		(3,494)		(15,242)	(27,719)	(31,239)
Average Interest Rate (%)	—	3.57%		1.00%		7.46%	5.39%
Fixed Rate, Yen	(54)	(8)	(4)	(2)	(1)	(1,950)	(2,019)	(2,458)
Average Interest Rate (%)	1.66%	2.80%	2.80%	2.80%	2.80%	3.65%	3.59%
Others	(106)	(125)	(132)	(151)	(661)		(1,175)	(1,175)
Average Interest Rate (%)	5.18%	5.29%	5.47%	5.47%	5.47%		5.42%

Relative Instruments:
Forward Exchange
Contracts
Pay HK$/Receive US$
Notional Amount	6,476	624	—	—	—	—	7,100	(72)
Average Contractual Rate	7.8150	7.7239	—	—	—	—	7.8070
Cross Currency Swap
Pay HK$ floating,
Receive US$ fixed
Notional Amount	—	—		7,457	—	—	7,457	118
Average Contract Rate	—	—		7.80	—	—	7.80
Cross Currency Swap
Pay US$ floating,
Receive Yen fixed

	Maturities

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value

	(in HK$ million, except %)

Notional Amount	—	—	1,950	—	—		1,950	299
Average Contract Rate	—	—	120.0	—	—		120.0
Cross Currency Swap
Pay HK$ floating,
Receive US$ floating
Notional Amount	—	1,950		—	—	—	1,950	(24)
Average Contract Rate	—	7.80		—	—	—	7.80
Cross Currency Swap
Pay HK$ fixed,
Receive US$ fixed
Notional Amount	—	12,090		—	—	—	12,090	(180)
Average Contract Rate	—	7.80		—	—	—	7.80

C. Equity Options

     In 2002, we entered into certain derivative contracts, in the form of equity swap and equity option contracts, with a third party with the effect of entering into forward sales of a portion of certain quoted other investments plus written call options held by the counterparty for the remaining portion of those quoted other investments. The deemed forward sales effectively eliminated our exposure to market price fluctuation and accordingly, the underlying quoted other investments were carried at the deemed forward price as at December 31, 2002. An advance receipt of approximately HK$187 million for the deemed forward sales was received in 2002. The amount was included in “Other long-term liabilities” in the consolidated balance sheet and is interest bearing at commercial rate. We recognized a gain of approximately HK$10 million for marking the quoted other investments to the deemed forward price and the gain was reflected in “Net gains on investments” in the consolidated income statement for the year ended December 31, 2002. We also received premiums of approximately HK$25 million for the written call options with notional amount of approximately HK$71 million. The premiums received were recorded as deferred income and are being amortized into income on a straight-line basis over the life of the call options. The underlying quoted other investments are carried at market value at each balance sheet date and any unrealized holding gains or losses are recognized in the consolidated income statement in the period as it arises. The underlying quoted other investments for both the deemed forward sales and written call options have been placed as collateral for the above equity swap and equity option transactions. We did not enter into any new derivative contracts of this nature in 2004 and 2003.

     Apart from the above, as at December 31, 2004 and 2003, we had no other outstanding written equity call options, as compared with a total notional amount of approximately HK$157 million as at December 31, 2002. Other than the equity options as mentioned in previous paragraph, we did not receive premiums on writing new equity options in 2004, 2003 and 2002.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      None.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      None.

ITEM 15. CONTROLS AND PROCEDURES

     As at December 31, 2004, PCCW, under the supervision and with the participation of PCCW’s management, including the Chairman, the Deputy Chairman and Group Managing Director and the Group Chief Financial Officer, performed an evaluation of the effectiveness of PCCW’s disclosure controls and procedures. PCCW’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, PCCW’s Chairman, Deputy Chairman and Group Managing Director and Group Chief Financial Officer concluded that PCCW’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information PCCW is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. However, in connection with the foregoing evaluation, we identified deficiencies in the internal controls of one of our smaller subsidiaries, and we have taken corrective actions and allocated additional resources to improve the disclosure controls and procedures of this subsidiary. We do not believe this subsidiary is material to our group, and we do not believe the deficiencies in the disclosure controls and procedures of this subsidiary had any significant impact on our consolidated financial statements for the year ended December 31, 2004.

     There has been no change in PCCW’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, PCCW’s internal control over financial reporting.

Internal Control

     The directors are responsible for internal control at the Company and for reviewing its effectiveness. Procedures have been designed for safeguarding assets against unauthorized use or disposition, for maintaining proper accounting records and for ensuring the reliability of financial information used within the business or for publication. Such procedures are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material errors, losses or fraud.

The key internal controls established within the PCCW group include the following:

  Expenditure Authorization and Control. Authority to operate the various business units and subsidiaries within our group is delegated to their respective business unit heads/managing directors within limits set by the Board of Directors of the Company or by the Executive Committee of the Board under powers delegated by the Board. Authorities are delegated downwards within our group to the point where decisions can be taken most efficiently, with the aim of balancing effective oversight with operational flexibility.

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

     This policy is intended to be a clear and simple guide to the standards for the way we go about our business and the corporate responsibilities of employees of PCCW. This includes guidance on obligations towards the Company; civic responsibilities; equal opportunities; safeguarding communications; company information and property; privacy of personal data; prevention of bribery and conflicts of interest; competition; and health and safety at work and the environment. This policy also describes procedures to enable employees to raise concerns with management and directors on a confidential basis. A copy of the policy is attached as Exhibit 11 to this annual report and is available from the Investors section of our website at: http://www.pccw.com.

C. Principal Accountant Fees and Services

      PricewaterhouseCoopers, or PwC, is our principal accountant.

     The “Audit and Non-Audit Services Pre-Approval Policy” was approved by the Audit Committee on November 11, 2003. This requires each known or anticipated audit and non-audit service that the independent auditors may provide to us or our subsidiaries for a period of 12 months, together with the expected range of fees, to be submitted under a “General Pre-Approval Request” for consideration and approval by the Audit Committee. If any proposed service exceeds the pre-approved level in the request, or if management requires any services from the independent auditors that are not covered by the approved request during the 12-month period, these services are subject to a “Specific Pre-Approval Request” for consideration by a designated Audit Committee member. The Audit Committee is provided with quarterly reports concerning audit and non-audit services actually engaged and performed for the purpose of monitoring the independence of the auditors.

     PwC billed us for the following services in 2004 and 2003:

Nature of the service	2004	2003

	(HK$ million)	(HK$ million)

Audit fees	9	10
Audit-related fees	9	2
Tax fees	1	3
All other fees	–	–

Total	19	15

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

D. Exemptions from the Listing Standards for Audit Committees

      Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     No purchases of our equity securities were made by or on behalf of us or any “affiliated purchaser,” as defined in Rule 10b-18(a)(3), of us in 2004.

PART III

ITEM 17. FINANCIAL STATEMENTS

      Not applicable.

ITEM 18. FINANCIAL STATEMENTS

      See pages F-1 through F-153.

ITEM 19. EXHIBITS

1.	Memorandum and Articles of Association of PCCW, as amended.

4.	(a)	Purchase Agreement dated October 18, 2001 entered into between Profit Century Finance Limited, or Profit Century, and Merrill Lynch International relating to the issue by Profit Century of the Japanese Yen 30,000 million 3.65% Guaranteed Notes due 2031, or the Yen Notes, (incorporated by reference to Exhibit 4(gg) of PCCW’s Form 20-F filed for the fiscal year ended December 31, 2001, or 2001 Form 20-F).

	(b)	Deed of Guarantee by HKTC dated October 26, 2001 with respect to the issue of the Yen Notes referred to paragraph (a) above (incorporated by reference to Exhibit 4(hh) of the 2001 Form 20-F).

(c)	Agency Agreement dated October 26, 2001 entered into by Profit Century, HKTC and The Hongkong and Shanghai Banking Corporation Limited, as fiscal agent and principal paying agent, with respect to the issue of the Yen Notes referred to paragraph (a) above (incorporated by reference to Exhibit 4(ii) of the 2001 Form 20-F).

(d)	Purchase Agreement dated November 7, 2001 entered into between PCCW-HKT Capital Limited, or PCCW-HKT Capital, and J.P. Morgan Securities Inc. relating to the issue by PCCW-HKT Capital of US$750 million 7¾% Guaranteed Notes due 2011, or the US$750 million Notes (incorporated by reference to Exhibit 4(jj) of the 2001 Form 20-F).

(e)	Indenture dated November 15, 2001 entered into between PCCW-HKT Capital, HKTC and JPMorgan Chase Bank with respect to the US$750 million Notes referred to paragraph (d) above (incorporated by reference to Exhibit 4(kk) of the 2001 Form 20-F).

(f)	Purchase Agreement dated November 19, 2001 entered into between PCCW-HKT Capital and J.P. Morgan Securities Inc. relating to the issue by PCCW-HKT Capital of US$250 million 7¾% Guaranteed Notes due 2011, or the US$250 million Notes (incorporated by reference to Exhibit 4(ll) of the 2001 Form 20-F).

(g)	First Supplemental Indenture dated November 26, 2001 entered into between PCCW-HKT Capital, HKTC and JPMorgan Chase Bank with respect to the US$250 million Notes referred to paragraph (f) above (incorporated by reference to Exhibit 4(mm) of the 2001 Form 20-F).

(h)	Content License agreement dated December 31, 2001 entered into between PCCW and Trans World International, Inc., or TWI (incorporated by reference to Exhibit 4(nn) of the 2001 Form 20-F).

(i)	Programme License agreement dated December 31, 2001 entered into between PCCW and TWI (incorporated by reference to Exhibit 4(oo) of the 2001 Form 20-F)

(j)	Subscription Agreement dated December 31, 2001 entered into between PCCW and World Productions Establishment, or WPE, pursuant to which the consideration for the acquisition of the licenses referred to paragraphs (h) and (i) of approximately US$48 million (approximately HK$375 million) shall be satisfied by the allotment of 175 million new PCCW shares at a price of HK$2.15 per share on January 24, 2002 issued to WPE (incorporated by reference to Exhibit 4(pp) of the 2001 Form 20-F).

(k)	Subscription Agreement dated January 17, 2002 entered into between PCCW Capital No. 2 Limited, or PCCW Capital No. 2, PCCW, HKTC and Morgan Stanley & Co. International Limited relating to the issue by PCCW Capital No. 2 of US$450 million 1% Guaranteed Convertible Bonds due 2007, or the Convertible Bonds due 2007 (incorporated by reference to Exhibit 4(qq) of the 2001 Form 20-F).

(l)	Trust Deed dated January 29, 2002, between PCCW Capital No. 2, HKTC, PCCW and The Law Debenture Trust Corporation p.l.c., as trustee, relating to the Convertible Bonds due 2007 (incorporated by reference to Exhibit 4(rr) of the 2001 Form 20-F).

(m)	Agreement dated June 28, 2002 between PCCW and Telstra relating to, among other things, the disposal of 40% equity interest in the Regional Wireless Company to Telstra by PCCW (incorporated by reference to Exhibit No.1 to PCCW’s Form 6-K filed on July 29, 2002, or Form 6- K).

(n)	Deed of Release dated June 28, 2002 executed by Telstra relating to the redemption of the US$750 million convertible bonds due 2007 (incorporated by reference to Exhibit No. 2 of the Form 6-K).

(o)	US$190 million 5% Mandatory Convertible Note due 2005 issued by PCCW to Telstra on June 28, 2002, or US$190 million Note (incorporated by reference to Exhibit No. 3 of the Form 6-K).

(p)	Equitable Mortgage Amendment Deed dated June 28, 2002 between PCCHL, PCCW and Telstra relating to the extension of PCCW’s security obligation with respect to the US$190 million Note (incorporated by reference to Exhibit No. 4 of the Form 6-K), further amended by the Equitable Mortgage Amendment Deed dated April 16, 2005.

(q)	Security Trust Deed dated January 15, 2001, with respect to the issue of convertible bonds (incorporated by reference to Exhibit 38 to PCCW’s Form 20-F filed for the fiscal year ended December 31, 2000, or 2000 Form 20-F), further supplemented by the Supplemental Security Trust Deed dated June 28, 2002 with respect to the US$190 million Note (incorporated by reference to Exhibit No. 5 of the Form 6-K).

(r)	US$54,377,474.94 5% Mandatory Convertible Note due 2005 issued by PCCW on June 28, 2002, as amended and restated effective April 25, 2003 (incorporated by reference to Exhibit 4(u) of PCCW's Form 20-F filed for the fiscal year ended December 31, 2002, or 2002 Form 20-F).

(s)	Agency Agreement dated January 24, 2003 entered into by PCCW Capital No. 3 Limited, PCCW and Deutsche Bank AG, Hong Kong Branch relating to the issue by PCCW Capital No. 3 Limited of US$456 million 7.88% Guaranteed Notes due 2013 (incorporated by reference to Exhibit 4(v) of the 2002 Form 20-F).

(t)	Domestic Connectivity Agreement dated October 13, 2000 (as amended on January 31, 2001) between HKTC and Reach Networks relating to the supply of domestic connectivity services (incorporated by reference to Exhibit 41 of the 2000 Form 20-F) as further amended by an amendment agreement dated April 15, 2003 (incorporated by reference to Exhibit 4(y) of the 2002 Form 20-F) and further amended by an amendment agreement dated April 16, 2005.

(u)	PCCW Mandatory Convertible Note First Supplemental Deed dated April 15, 2003 between Telstra, PCCW and Pacific Century Cable Holdings Limited (incorporated by reference to Exhibit 4(z) of the 2002 Form 20-F).

(v)	Capacity Prepayment Agreement dated April 15, 2003 between Reach Networks, Reach Global Services Limited, HKTC, Telstra, Reach, Reach Finance Limited and PCCW (incorporated by reference to Exhibit 4(aa) of the 2002 Form 20-F).

(w)	Subordination Deed dated April 15, 2003 between JPMorgan Chase Bank, Reach Networks and PCCW relating to the subordination of certain of PCCW’s payment rights under the Capacity Prepayment Agreement mentioned above (incorporated by reference to Exhibit 4(bb) of the 2002 Form 20-F).

(x)	Purchase Agreement dated July 10, 2003 between PCCW-HKT Capital No.2 Limited (as issuer), The Hongkong and Shanghai Banking Corporation Limited (as manager) and HKTC (as guarantor) relating to the issue by PCCW-HKT Capital No.2 Limited of US$500,000,000 6% Guaranteed Notes due 2013, or US$500 Million Notes (incorporated by reference to Exhibit 4(cc) of PCCW’s Form 20-F filed for the fiscal year ended December 31, 2003, or 2003 Form 20-F).

(y)	Indenture dated July 17, 2003 between PCCW-HKT Capital No.2 Limited (as issuer), HKTC (as guarantor) and HSBC Bank USA (as trustee) relating to the US$500 Million Notes mentioned above (incorporated by reference to Exhibit 4(dd) of the 2003 Form 20-F).

(z)	Placing Agreement dated July 17, 2003 between PCRD (as vendor), PCCW and Citigroup Global Markets Asia Limited (as placing agent) relating to the placing of 715,000,000 ordinary shares of PCCW owned by PCRD at a price of HK$4.40 per share (incorporated by reference to Exhibit 4(ee) of the 2003 Form 20-F).

(aa)	Subscription Agreement dated July 17, 2003 between PCCW and PCRD relating to the subscription of 715,000,000 new ordinary shares of PCCW by PCRD at HK$4.40 per share (incorporated by reference to Exhibit 4(ff) of the 2003 Form 20-F).

(bb)	Facility Agreement dated August 8, 2003 between HKTC (as borrower) and a syndicate of financial institutions represented by The Hongkong and Shanghai Banking Corporation Limited (as agent and security trustee) relating to HK$2,800,000,000 revolving credit and term loan facilities (incorporated by reference to Exhibit 4(gg) of the 2003 Form 20-F).

(cc)	Amendment Agreement dated October 29, 2003 between HKTC and The Hongkong and Shanghai Banking Corporation Limited (as agent), amending the Facility Agreement dated August 8, 2003 between HKTC (as borrower) and a syndicate of financial institutions represented by The Hongkong and Shanghai Banking Corporation Limited (as agent and security trustee) relating to HK$2,800,000,000 revolving credit and term loan facilities (incorporated by reference to Exhibit 4(hh) of the 2003 Form 20-F).

(dd)	Facility Agreement dated December 12, 2003 between HKTC (as borrower) and a syndicate of financial institutions represented by Bayerische Landesbank, Hong Kong Branch (as agent) relating to HK$6,000,000,000 revolving loan facility (incorporated by reference to Exhibit 4(ii) of the 2003 Form 20-F).

(ee)	Facility Agreement dated December 22, 2003 between HKTC (as borrower) and Industrial and Commercial Bank of China (Asia) Limited (as co-ordinating arranger, original lender and agent) relating to HK$2,000,000,000 revolving loan facility (incorporated by reference to Exhibit 4(jj) of the 2003 Form 20-F).

(ff)	Sale and Purchase Agreement dated March 5, 2004 between PCCW and DFG relating to the disposal of the whole of the issued share capital of Ipswich Holdings Limited and other assets to DFG (incorporated by reference to Exhibit 4(kk) of the 2003 Form 20-F).

(gg)	Placing Agreement dated April 30, 2004 between Asian Motion Limited as vendor, PCCW as guarantor and Citigroup Global Markets Hong Kong Futures and Securities Limited as placing agent and underwriter relating to the placing of 237,000,000 ordinary shares of DFG at HK$2.65 per DFG share (incorporated by reference to Exhibit 4(ll) of the 2003 Form 20-F).

(hh)	Supplemental agency agreement dated May 12, 2004 relating to an agency agreement dated January 24, 2003 entered into by PCCW Capital No. 3 Limited, PCCW and Deutsche Bank AG, Hong Kong Branch relating to the issue by PCCW Capital No. 3 Limited of US$456 million 7.88% Guaranteed Notes due 2013 (incorporated by reference to Exhibit 4(mm) of the 2003 Form 20-F).

(ii)	LMA trade confirmation dated June 17, 2004 between JPMorgan Chase (as agent for seller), Telstra and PCCW relating to the purchase of US$1,200 million of debt, the outstanding amount of debt under the Reach Term Facility for approximately US$311 million (incorporated by reference to Exhibit 4(nn) of the 2003 Form 20-F).

(jj)	Shareholder term loan facility agreement dated January 12, 2001 between Reach Finance Limited, Reach, the initial guarantors, Telstra and PCCW relating to the Reach Term Facility, effective June 18, 2004 (incorporated by reference to Exhibit 4(oo) of the 2003 Form 20-F).

(kk)	Facility Agreement dated June 17, 2004 between Reach (as borrower) and Telstra and PCCW (as lenders) relating to a US$50 million working capital revolving loan facility (incorporated by reference to Exhibit 4(pp) of the 2003 Form 20-F).

(ll)	Amendment and restatement agreement – Capacity Prepayment Agreement dated June 17, 2004 amending and restating the Capacity Prepayment Agreement dated April 15, 2003 between Reach Networks, Reach Global Services Limited, HKTC, Telstra, Reach, Reach Finance Limited and PCCW (incorporated by reference to Exhibit 4(qq) of the 2003 Form 20-F).

(mm)	Facility Letter dated July 13, 2004 between Standard Chartered Bank (HK) Ltd (as issuing bank), HKTC (as applicant) and PCCW (as beneficiary) relating to a guarantee facility of up to HK$780 million.

(nn)	Deed of Charge Over Deposit Account dated July 13, 2004 between HKTC (as chargor), Standard Chartered Bank (HK) Ltd (as issuing bank and account bank) and PCCW (as beneficiary) relating to a guarantee facility of up to HK$780 million.

(oo)	Placing Agreement dated October 28, 2004 between Asia Motion Limited (as vendor) and Lehman Brothers Asia Limited (as placing agent) relating to the placing of 118,000,000 ordinary shares of PCPD at HK$2.18 per PCPD share.

	(pp)	Subscription Agreement dated October 28, 2004 between Asian Motion Limited and PCPD relating to the subscription of 118,000,000 new ordinary shares of PCPD at HK$2.18 per PCPD share.

	(qq)	Block Trade Agreement dated November 30, 2004 between Asia Motion Limited (as seller) and Deutsche Bank AG, Hong Kong Branch (as contracting principal) relating to the placing of 450,000,000 ordinary shares of PCPD at HK$2.48 per PCPD share.

	(rr)	Agreement for Sale and Purchase dated December 21, 2004 between Partner Link Investments Limited (as vendor) and Richly Leader Limited (as purchaser) relating to the sale of PCCW Tower.

	(ss)	Subscription Agreement dated January 19, 2005 between China Netcom Group Corporation (BVI) Limited, China Network Communications Group Corporation and PCCW relating to the subscription of 1,343,571,766 new ordinary shares in PCCW at HK$5.90 per share.

	(tt)	Supplemental Agreement dated February 7, 2005 among the parties to the Subscription Agreement (referred to in Exhibit (ss)).

	(uu)	Deed of Rental Guarantee dated February 7, 2005 between Partner Link Investments Limited (as vendor), Ipswich Holdings Limited (as guarantor) and Richly Leader Limited (as purchaser) relating to the guarantee of a minimum monthly rental of HK$13,338,000 per month to the purchaser for five years.

	(vv)	Deed of Assignment dated March 14, 2005 among China Netcom Group Corporation (BVI) Limited, China Netcom Corporation (BVI) Limited, China Network Communications Group Corporation and PCCW pursuant to which China Netcom Group Corporation (BVI) Limited assigned its rights under the Subscription Agreement (referred to in Exhibit (ss)) to China Netcom Corporation (BVI) Limited.

	(ww)	Reach Network Services Agreement dated April 16, 2005 among Reach, Reach Global, Reach Networks, Telstra, Hong Kong CSL Limited, PCCW Communications, HKTC and PCCW relating to the supply by Reach of international connectivity services.

	(xx)	Capacity Allocation Agreement dated April 16, 2005 among Reach Global, Telstra, PCCW Communications and PCCW relating to the granting by Reach Global of indefeasible rights to use Reach’s undersea cable capacity.

	(yy)	Reach Debt and Asset Restructure Deed dated April 16, 2005 among Telstra, Telstra Holdings Pty Limited, Telstra Holdings (Bermuda) No. 1 Limited, PCCHL, HKTC, PCCW Communications, various members of the Reach Group and PCCW relating to the restructuring of debt owed by Reach to its shareholders.

(zz)

Reach Shareholders (Variation) Agreement No. 6 dated April 16, 2005 entered into by Telstra, Telstra Holdings Pty Limited, Telstra Holdings (Bermuda) No. 1 Limited, PCCW, PCCHL and Reach relating to Reach Shareholders Agreement dated October 13, 2000.

8.	List of Subsidiaries.

11.	PCCW Corporate Responsibility Policy (incorporated by reference to Exhibit 11 of the 2003 Form 20-F).

12.	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 12, 2005

PCCW Limited

By:	/s/ Alexander Anthony Arena

	Name:	Alexander Anthony Arena
	Title:	Group Chief Financial Officer

ITEM 18. FINANCIAL STATEMENTS

A. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of PCCW Limited
(Incorporated in Hong Kong with limited liability)

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statement of changes in equity and cash flow statements present fairly, in all material respects, the financial position of PCCW Limited and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Hong Kong vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net profit/(loss) for each of the three years in the period ended December 31, 2004 and the determination of consolidated shareholders’ equity/(deficit) at December 31, 2004 and 2003 to the extent summarized in Note 43 to the consolidated financial statements.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong,
March 30, 2005
(except for the matter disclosed in Notes 42, 43, 44 & 45, as to which the date is May 5, 2005)

B. CONSOLIDATED INCOME STATEMENTS

For each of the years in the three-year period ended December 31, 2004
(Amounts expressed in millions of Hong Kong dollars except for earnings/(loss) per share)

(in accordance with HK GAAP)	Note(s)	2004	2003	2002

Turnover	4 & 5	22,895	22,550	20,112

Operating profit before net gains on investments, provisions for
impairment losses and restructuring costs	6	4,066	4,339	5,212
Gains on investments, net	7	461	407	13
Provisions for impairment losses	8	(40)	(2,452)	(534)
Restructuring costs	9	(51)	(38)	(311)

Profit from operations	5	4,436	2,256	4,380
Finance costs, net	11	(1,929)	(2,117)	(1,997)
Share of results of jointly controlled companies		(4)	(891)	550
Share of results of associates		152	65	281
Impairment losses on interests in jointly controlled companies and
associates	12	(16)	(4,464)	(8,263)
Losses on disposal of interests in Joint Venture (Bermuda) No. 2
Limited (“RWC”) and MobileOne Ltd (“MobileOne”), net	13	–	–	(1,433)

Profit/(Loss) before taxation	10	2,639	(5,151)	(6,482)
Taxation	15	(981)	(1,165)	(1,406)

Profit/(Loss) after taxation		1,658	(6,316)	(7,888)
Minority interests		(20)	216	126

Profit/(Loss) for the year attributable to shareholders	5	1,638	(6,100)	(7,762)

Dividends attributable to the year	17
Interim dividend declared and paid during the year		295	–	–
Final dividend proposed after the balance sheet date		645	–	–

		940	–	–

Earnings/(Loss) per share	18
– Basic		30.50 cents	(122.81 cents )	(168.53 cents )

– Diluted		30.26 cents	(122.81 cents )	(168.53 cents )

The accompanying notes are an integral part of the financial statements.

C. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For each of the years in the three-year period ended December 31, 2004
(Amounts expressed in millions of Hong Kong dollars)

(in accordance with HK GAAP)	Note(s)	2004	2003	2002

Total shareholders’ deficit at January 1		(7,839)	(5,916)	(11,041)
Adjustment in relation to the recognition of transitional liability of defined benefit retirement schemes arising from adoption of new
accounting standard for employee benefits at January 1, 2002		–	–	(723)

		(7,839)	(5,916)	(11,764)

(Deficit)/Surplus on revaluation of investment properties, net of
deferred taxation	33	(26)	305	–
Valuation adjustment	33	(254)	–	–
Translation exchange differences	33	53	20	107

Net (losses)/gains not recognized in the consolidated income statement		(227)	325	107

Net profit/(loss) for the year	33	1,638	(6,100)	(7,762)
Dividend declared and paid in respect of the current year	17 & 33	(295)	–	–
Exercise of staff share options		23	–	–
Issue of ordinary shares and exercise of options, net of issuing expenses		–	3,068	965

Realization of goodwill on disposal of RWC		–	–	4,081
Provision for impairment of goodwill attributable to Reach Ltd.
(“REACH”)	33	–	315	8,263
Provision for impairment of goodwill attributable to subsidiaries	33	–	469	194
Realization of negative goodwill on disposal of interest in subsidiaries	33	(16)	–	–

(Realization of negative goodwill)/Impairment of goodwill previously
eliminated against reserves		(16)	784	12,538

Total shareholders’ deficit at December 31		(6,716)	(7,839)	(5,916)

The accompanying notes are an integral part of the financial statements.

D. CONSOLIDATED BALANCE SHEETS
As at December 31, 2004 and 2003
(Amounts expressed in millions of Hong Kong dollars)

(in accordance with HK GAAP)	Note(s)	2004	2003

ASSETS AND LIABILITIES

Non-current assets
Fixed assets	19	20,246	21,540
Properties held for/under development	20	6,082	3,774
Goodwill	21	960	933
Intangible assets	22	1,266	1,350
Interest in jointly controlled companies	24	1,227	33
Interest in associates	25	647	488
Investments	26	419	638
Net lease payments receivable	36	287	377
Deferred tax assets	34 (a)	38	–
Other non-current assets		272	390

		31,444	29,523

Current assets
Properties under development	20	469	297
Sales proceeds held in stakeholders’ accounts	27 (a)	4,418	2,402
Restricted cash	27 (b)	904	2,701
Prepayments, deposits and other current assets		1,762	1,653
Inventories	27 (c)	470	537
Amounts due from related companies	3 (d)	4	105
Other investments	27 (d)	313	323
Investment in unconsolidated subsidiaries	27 (e)	51	–
Accounts receivable, net	27 (f)	1,639	1,571
Cash and cash equivalents	35 (c)	3,494	5,535

		13,524	15,124

Current liabilities
Short-term borrowings	27 (g)	(9,031)	(160)
Accounts payable	27 (h)	(932)	(1,377)
Accruals, other payables and deferred income	27(j), 28 (b) & 37(a)	(6,617)	(4,645)
Provisions	29	(1,584)	(1,870)
Amounts due to related companies	3 (d)	(366)	(415)
Gross amounts due to customers for contract work	27(i)	(5)	–
Advances from customers	3 (b)	(1,052)	(1,158)
Taxation		(1,080)	(1,074)

		(20,667)	(10,699)

Net current (liabilities)/assets		(7,143)	4,425

Total assets less current liabilities		24,301	33,948

The accompanying notes are an integral part of the financial statements.

D. CONSOLIDATED BALANCE SHEETS (continued)
As at December 31, 2004 and 2003
(Amounts expressed in millions of Hong Kong dollars)

(in accordance with HK GAAP)	Note(s)	2004	2003

Non-current liabilities
Long-term liabilities	28	(20,663)	(34,506)
Amounts due to minority shareholders of subsidiaries		(11)	(11)
Deferred tax liabilities	34(a)	(2,613)	(3,026)
Deferred income	37(a)	(9)	(14)
Defined benefit liability	31(a)	(317)	(446)
Provisions	29	(4,884)	(1,941)
Other long-term liabilities	28(b)	(704)	(1,540)

		(29,201)	(41,484)

Commitments and contingencies	38 & 39	–	–

Net liabilities		(4,900)	(7,536)

REPRESENTING:

Share capital	30	1,344	1,343
Deficit	33	(8,060)	(9,182)

Shareholders’ deficit		(6,716)	(7,839)
Minority interests		1,816	303

		(4,900)	(7,536)

The accompanying notes are an integral part of the financial statements.

E. CONSOLIDATED CASH FLOW STATEMENTS

For each of the years in the three-year period ended December 31, 2004
(Amounts expressed in millions of Hong Kong dollars)

(in accordance with HK GAAP)	Note	2004	2003	2002

NET CASH INFLOW FROM OPERATING ACTIVITIES	35(a)	4,765	3,816	3,917

INVESTING ACTIVITIES
Proceeds from disposals of fixed assets and other investments		346	203	20
Purchases of fixed assets		(1,972)	(1,958)	(1,611)
Prepayment for purchase of other assets		(43)	–	–
Deposit received on fixed asset disposal		281	–	–
Purchases of intangible assets		–	(146)	(114)
(Increase)/Decrease in other non-current assets		(1)	32	(13)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	35(b)	(10)	152	–
Collection of cash in respect of other receivables acquired in the reverse
acquisition as set out in note 1(c)		50	–	–
Decrease/(Increase) in properties held for sale		–	2	(2)
Purchases of investments, investments in jointly controlled companies
and associates		(34)	(179)	(144)
Proceeds from disposals of investments, investments in jointly
controlled companies and associates		76	161	474
Proceeds from partial disposal of interest in subsidiaries		1,728	–	–
Proceeds from termination and amendment of the terms of cross
currency swap contracts		–	532	332
Amounts (paid to)/received from jointly controlled companies and
associates, net		(20)	(316)	283
Purchases of other investments		–	(11)	(37)
Dividend received from associates		6	664	–
Dividend received from investments		11	10	–
Proceeds from termination of finance leases		77	–	–
Purchase of syndicated term loan facility to a wholly-owned subsidiary
of a jointly controlled company	3(c)	(1,213)	–	–
Capacity prepayment to a jointly controlled company	3(c)	–	(1,115)	–

NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(718)	(1,969)	(812)

The accompanying notes are an integral part of the financial statements.

E. CONSOLIDATED CASH FLOW STATEMENTS (continued)

For each of the years in the three-year period ended December 31, 2004
(Amounts expressed in millions of Hong Kong dollars)

(in accordance with HK GAAP)	Note	2004	2003	2002

FINANCING ACTIVITIES
Proceeds from issuance of shares, net of issuing expenses		–	3,068	–
Proceeds from exercise of staff share options		23	–	–
Partial redemption of mandatory convertible note		–	(1,115)	–
Proceeds from issuance of convertible bonds		–	–	3,510
Finance fees incurred for raising debts		(27)	(174)	(173)
New loans raised		–	10,508	12,052
Interest paid		(1,073)	(1,084)	(1,159)
Decrease in other long-term liabilities		–	(4)	–
Repayment of loans		(4,983)	(16,215)	(17,632)
Increase/(Decrease) in contributions from minority shareholders of
subsidiaries		248	94	(2)
Dividend paid to shareholders		(295)	–	–
Decrease in restricted cash		–	720	685

NET CASH OUTFLOW FROM FINANCING ACTIVITIES		(6,107)	(4,202)	(2,719)

(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(2,060)	(2,355)	386

Exchange realignment		19	9	52

CASH AND CASH EQUIVALENTS
Beginning of year		5,535	7,881	7,443

End of year	35(c)	3,494	5,535	7,881

The accompanying notes are an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2004
(Amount expressed in Hong Kong dollars unless otherwise stated)

1	GROUP ORGANIZATION
PCCW Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) and its securities have been listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) since October 18, 1994. The principal activities of the Company and its subsidiaries (the “Group”) are the provision of local and international telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in mainland China.

	a.	Telstra Alliance
In February 2001, the Group formed a strategic alliance with Telstra Corporation Limited (“Telstra”) of Australia (“Telstra Alliance”) which provided for, amongst others, (i) the merger of certain of the businesses and assets of certain subsidiaries of the Company and Telstra, including the Internet Protocol (“IP”) Backbone business, to create a 50:50 joint venture to operate an IP Backbone business, named REACH, for which the Group received cash from REACH of US$1,125 million (approximately HK$8,775 million), (ii) the purchase by Telstra of a 60 percent interest in a newly formed company, RWC, for a cash consideration of US$1,680 million (approximately HK$13,100 million) that owns the Hong Kong wireless communications business contributed by the Company and (iii) the issuance of a variable coupon subordinated convertible bond due 2007 with a principal amount of US$750 million (approximately HK$5,850 million) to Telstra (“Telstra Bond due 2007”).

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

	c.	Reverse acquisition of Dong Fang Gas Holdings Limited
On March 5, 2004, the Company and Dong Fang Gas Holdings Limited (“DFG”), a company incorporated in Bermuda and whose shares are listed on the Stock Exchange, entered into an agreement (the “Sale and Purchase Agreement”). Pursuant to the Sale and Purchase Agreement, DFG conditionally agreed to purchase the Company’s interest in certain investment properties, the Cyberport project and related property and facilities management companies for an aggregate consideration of HK$6,557 million. Approximately HK$2,967 million of the aggregate consideration was satisfied by the allotment and issue of new shares of DFG, representing approximately 93.42 percent of the then increased share capital of DFG following such share issue to Asian Motion Limited (“Asian Motion”), a wholly-owned subsidiary of the Company. The remaining HK$3,590 million was satisfied by the issuance of convertible notes by DFG to the Company entitling the holder to convert the principal amount into new shares of DFG. The Sale and Purchase Agreement became unconditional on May 10, 2004 and DFG was subsequently renamed Pacific Century Premium Developments Limited (“PCPD”). As the Company became the controlling shareholder (as defined under the Rules Governing the Listing of Securities on the Stock Exchange (“Listing Rules”)) of DFG on completion of the transaction, the transaction has been accounted for as a reverse acquisition and the Company is treated as acquiring a 93.42 percent interest in DFG. In addition, goodwill arising on the acquisition of DFG of approximately HK$84 million was recorded, being the excess of the cost of acquisition over the sum of the fair values of the identifiable assets acquired less liabilities assumed of DFG. As at December 31, 2004, the Company had sold down its interest in PCPD to approximately 51.07 percent through various transactions, details of which are set out in notes 7(a) and 7(b). As set out in note 41(b), on March 1, 2005, the Company exercised some of the conversion rights and increased its interest in PCPD to approximately 61.66 percent.

2	BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES
	a.	Statement of compliance
The financial statements have been prepared in accordance with applicable Statements of Standard Accounting Practice (“SSAP”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong (“HK GAAP”) and the disclosure requirements of the Hong Kong Companies Ordinance. In particular, SSAP 36 “Agriculture”, which became effective for periods commencing on or after January 1, 2004, does not have a material financial impact on the preparation of these financial statements.

	b.	Basis of preparation of the financial statements
The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties and the marking to market of certain investments in securities as explained in the accounting policies set out below.

	c.	Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31 each year, except for certain subsidiaries of PCPD, the accounting for which is set out in note 2(q). Intra-group balances and transactions, and any unrealized profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements.

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

Depreciation is calculated to write off the cost on a straight-line basis over their estimated useful lives as follows:

		Land and buildings	Over the shorter of the lease term and the estimated useful lives
		Exchange equipment	5 to 15 years
		Transmission plant	5 to 25 years
		Other plant and equipment	Over the shorter of 2 to 16 years and the term of lease

Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognized in the income statement on the date of retirement or disposal.

2	BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)
	g.	Investment properties
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
Internal and external sources of information are reviewed at each balance sheet date to identify indications that any of the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:

		–	fixed assets;
		–	investments in subsidiaries, associates and jointly controlled companies;
		–	intangible assets; and
		–	goodwill (whether taken initially to reserves or recognized as an asset).

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

Properties under development for sale with occupation permits expected to be granted within one year from the balance sheet date, which have either been pre-sold or are intended for sale, are classified under current assets.

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

Amortization of intangible assets is charged to the income statement on a straight-line basis over the assets’ estimated useful lives as follows:

		Trademarks	20 years
		Content license	10 years
		Wireless broadband license	Over the term of license

2	BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)
	m.	Subsidiaries
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

		ii.	Investments, which include both debt and equity securities, held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value.

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

		iii.	Provisions against the carrying values of held-to-maturity securities and investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

2	BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)
	p.	Investments in securities (continued)
		iv.	Investments other than held-to-maturity securities and investment securities are classified as other investments and are stated in the balance sheet at fair value. Any unrealized holding gains or losses on other investments arising from the changes in fair value are recognized in the income statement as they arise.

		v.	The transfer of investments between categories is accounted for at fair value. For an investment transferred into the other investment category, the unrealized holding gain or loss at the date of transfer is recognized in the income statement immediately. Previously recognized unrealized holding gains or losses on investments transferred from other investment category are not reversed.

		vi.	Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the income statement as they arise.

	q.	Unconsolidated subsidiaries
An unconsolidated subsidiary is a subsidiary that is excluded from consolidation. This arises when control is intended to be temporary because the subsidiary is acquired and held exclusively with a view to the subsequent disposal in the near future. To the extent the investments in unconsolidated subsidiaries are intended to be temporary, they are accounted for as other investments and stated at fair value, as described in note 2(p)(iv) above, and are recorded as current assets in the consolidated balance sheet.

	r.	Inventories
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

	s.	Construction contracts
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

	t.	Cash equivalents
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

2	BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)
	u.	Provisions and contingent liabilities
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

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

	v.	Borrowing costs
Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or completed.

Discounts or premiums relating to borrowings, ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings, to the extent that they are regarded as adjustments to interest costs, are recognized as expenses over the period of the borrowing.

	w.	Income tax
		i.	Income tax for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

		ii.	Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous year.

		iii.	Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits.

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

	x.	Employee benefits
		i.	Salaries, annual bonuses, annual leave entitlements, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, provisions are made for the estimated liability as a result of services rendered by employees up to the balance sheet date.

2	BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)
	x.	Employee benefits (continued)
		ii.	The Group operates both defined benefit and defined contribution retirement schemes (including the Mandatory Provident Fund) for its employees, the assets of which are generally held in separate trustee - administered funds. The schemes are generally funded by payments from the relevant Group companies and, in some cases, employees themselves, taking account of the recommendations of independent qualified actuaries.

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

In prior years, long service payments under the Hong Kong Employment Ordinance were accounted for as “other long-term employee benefits” that expenses were recognized when payments were made to the employees. In May 2003, paragraph 162 of SSAP 34 “Employee benefits” was revised that long service payments are accounted for as post employment benefits with effect from January 1, 2003. The adoption of the revised SSAP 34 in 2003 does not have a significant effect on the Group’s financial statements as at January 1, 2003 and December 31, 2003. Accordingly, comparative financial statements have not been restated.

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

		iv.	Employee termination benefits are recognized only after either an agreement is in place with the appropriate employee representatives specifying the terms of redundancy and the numbers of employees affected, or, after individual employees have been advised of the specific terms.

	y.	Foreign currencies
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

2	BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)
	z.	Off balance sheet financial instruments and derivatives
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

Interest rate or currency swaps, forward interest rate agreements and interest rate options are used to manage exposure to interest rate and foreign currency exchange rate fluctuations. The notional amounts are recorded off balance sheet. Interest flows are accounted for on an accrual basis. Interest income or expense arising from the interest rate or currency swap contracts are netted off against the related interest income or expense applicable to the on-balance sheet items, which these financial instruments are hedging.

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

	aa.	Management estimates
The presentation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	bb.	Segment reporting
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

	a.	During the years, the Group had the following significant transactions with related companies:

2004 HK$ million		2003 HK$ million	2002 HK$ million

Convertible bond interest paid or payable to a substantial shareholder	293	293	293
Capital injection to a jointly controlled company	–	117	117
Loan to a jointly controlled company	19	–	–
Telecommunication service fees, rental charges and subcontracting charges received or receivable from
- an associate	–	–	594
- a jointly controlled company	135	221	254
System integration charges received or receivable from a shareholder of a PRC
subsidiary	387	59	–
Telecommunications services fees and rental charges paid or payable to
- an associate	–	–	162
- a jointly controlled company	905	1,086	1,474

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

b.	No prepaid advertising fees received and receivable from investee companies for advertising space on the broadband Internet and television network operated by the Group was included in advances from customers as at December 31, 2004 (2003: HK$24 million).

c.	An indirect wholly-owned subsidiary of the Company and a wholly-owned subsidiary of a jointly controlled company (“JV”) have entered into a Hong Kong Domestic Connectivity Agreement and an International Services Agreement for the provision of domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. Pursuant to the International Services Agreement, for the first five years of operations subsequent to the formation of the JV, the Group is required to acquire 90 percent, 90 percent, 80 percent, 70 percent and 60 percent per annum, respectively, of its total annual purchases of “Committed Services” (being international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from the wholly-owned subsidiary of the JV. The Hong Kong Domestic Connectivity Agreement contemplates a reciprocal arrangement, whereby the Group will provide local connectivity services in Hong Kong to the wholly-owned subsidiary of the JV under similar terms and conditions. These arrangements were subsequently amended on January 31, 2001 and further amended on April 15, 2003 such that each of the Group and Telstra have agreed to purchase 90 percent per annum of the Group’s and Telstra’s respective Committed Services from the JV and its subsidiaries until repayment of the outstanding portion of US$1,200 million (approximately HK$9,360 million) of the debt under the amended US$1,500 million syndicated term loan facility (the “Reach Term Facility”) to a wholly-owned subsidiary of the JV on December 31, 2010 or earlier at rates benchmarked at least annually to prevailing market prices. The above obligation is still in force notwithstanding the purchase of the entire outstanding portion of the debt under the Reach Term Facility by the Company and Telstra in June 2004 as stated below. The wholly-owned subsidiary of the JV similarly must acquire 90 percent per annum of its local connectivity services from the Group under the amended agreement for domestic connectivity services, similarly extended for the same period.

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

3	RELATED PARTY TRANSACTIONS (continued)
On April 15, 2003, the Company, the indirect wholly-owned subsidiary of the Company, and Telstra entered into a capacity prepayment agreement with the JV and certain of its subsidiaries whereby each of the Company and Telstra agreed to make a prepayment of US$143 million (approximately HK$1,115 million) for the purchase of capacity as stated above. These prepayments (which will be compounded to reflect the time value of money) are to be applied against the cost of services and capacity supplied to Telstra and the Group by the JV and certain of its subsidiaries as and when the JV and certain of its subsidiaries have available surplus cash in accordance with a prescribed formula. The total balance of HK$1,139 million, comprising the prepayment of HK$1,115 million and the accrued interest receivable of HK$24 million as at December 31, 2003, was included in “Interest in jointly controlled companies” in the consolidated balance sheet and subsequently written down to zero as at December 31, 2003 and the total balance of prepayment remained zero as at December 31, 2004 (see note 24).

Purchases made by the Group from the JV for the year ended December 31, 2004 were HK$855 million (2003: HK$1,036 million, 2002: HK$1,443 million).

On June 17, 2004, the Company and Telstra agreed to purchase from the syndicate of banks the entire outstanding portion of US$1,200 million of the debt under the Reach Term Facility for approximately US$310.9 million (approximately HK$2,425 million). The Company’s share of the purchased debt was 50 percent, or approximately US$155.45 million (approximately HK$1,213 million). The purchase was completed on June 18, 2004. This loan receivable from the wholly-owned subsidiary of the JV is secured and will be repayable in a single payment on December 31, 2010. Interest on the loan receivable has been suspended for six months from June 18, 2004 and agreed to be at London Interbank Offered Rate (“LIBOR”) plus 250 basis points following such period. As at December 31, 2004, the loan receivable from the wholly-owned subsidiary of the JV was approximately HK$1,214 million (2003: Nil) and has been included in “Interest in jointly controlled companies” in the consolidated balance sheet (see note 24).

In addition, on June 17, 2004, the Company and Telstra agreed to provide the JV with a revolving working capital loan facility with each of the Company and Telstra contributing up to US$25 million (approximately HK$195 million) to this facility. As at December 31, 2004, no draw down has been made by the JV under this facility. This amount has been disclosed as the Group’s commitment as at December 31, 2004 with details set out in note 38(c).

	d.	Other than as specified in this note and notes 24 and 25, balances with related parties are unsecured, non-interest bearing and have no fixed repayment terms.

4	TURNOVER

2004 HK$ million		2003 HK$ million	2002 HK$ million

Telecommunications and other service revenues	15,613	16,535	18,227
Amounts received and receivable in respect of goods sold	1,532	1,626	1,470
Amounts received and receivable in respect of properties sold	5,415	4,111	20
Amounts received and receivable from the rental of investment properties	335	276	332
Revenues from construction contracts	–	2	63

	22,895	22,550	20,112

5	SEGMENT INFORMATION
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

Business eSolutions offers IT solutions, business broadband Internet access, hosting and facilities management services and directories businesses within Hong Kong, Taiwan and mainland China.

Infrastructure and Property (“Infrastructure”) covers the Group’s property portfolio in Hong Kong and mainland China including the Cyberport development in Hong Kong.

Others include the Group’s other businesses in mainland China, JALECO LTD. (“JALECO”), Internet Services and CyberWorks Ventures.

5	SEGMENT INFORMATION (continued)
	a.	Business segments (continued)

	TSS			Business eSolutions			Infrastructure			Others			Elimination			Consolidated

	HK$ million			HK$ million			HK$ million			HK$ million			HK$ million			HK$ million
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
REVENUE
External revenue	14,591	15,865	17,248	2,174	1,762	1,661	5,767	4,497	503	363	426	700	–	–	–	22,895	22,550	20,112
Inter-segment revenue	636	707	759	527	564	573	96	103	182	9	–	93	(1,268)	(1,374)	(1,607)	–	–	–

Total revenue	15,227	16,572	18,007	2,701	2,326	2,234	5,863	4,600	685	372	426	793	(1,268)	(1,374)	(1,607)	22,895	22,550	20,112

RESULT
Segment results	4,621	5,156	6,348	(63)	(148)	(102)	1,319	102	267	(635)	(2,317)	(1,930)	–	–	–	5,242	2,793	4,583
Unallocated corporate expenses																(806)	(537)	(203)

Profit from operations																4,436	2,256	4,380

Finance costs, net																(1,929)	(2,117)	(1,997)
Share of results of jointly controlled companies and associates	163	(750)	1,060	(4)	(49)	(34)	–	(1)	1	(11)	(26)	(196)	–	–	–	148	(826)	831
Impairment losses on interests in jointly controlled companies and associates	–	(4,170)	(8,263)	(16)	–	–	–	–	–	–	(294)	–	–	–	–	(16)	(4,464)	(8,263)
Losses on disposal of interests in RWC and MobileOne, net	–	–	(1,433)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(1,433)

Profit/(Loss) before taxation																2,639	(5,151)	(6,482)
Taxation																(981)	(1,165)	(1,406)

Profit/(Loss) after taxation																1,658	(6,316)	(7,888)
Minority interests																(20)	216	126

Profit/(Loss) for the year attributable to shareholders																1,638	(6,100)	(7,762)

5	SEGMENT INFORMATION (continued)
	a.	Business segments (continued)

	TSS			Business eSolutions			Infrastructure			Others			Elimination			Consolidated

	HK$ million			HK$ million			HK$ million			HK$ million			HK$ million			HK$ million
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003

OTHER INFORMATION
Capital expenditure (including fixed assets, intangible assets and goodwill) incurred during the year	1,532	1,746	1,353	42	190	117	104	13	19	366	165	718
Depreciation and amortization	2,061	2,228	2,183	135	136	95	147	151	206	112	176	255
Impairment losses recognized in income statement	28	5,190	8,263	16	71	147	5	–	–	7	1,643	387
Significant non-cash expenses (excluding depreciation, amortization and impairment losses)	99	82	108	4	8	16	–	9	10	212	328	742

ASSETS
Segment assets	17,202	17,685		1,508	1,495		18,540	16,474		1,507	1,569		–	–		38,757	37,223
Interests in jointly controlled companies and associates	1,858	487		2	20		–	1		14	13		–	–		1,874	521
Unallocated corporate assets
— Cash and cash equivalents																3,494	5,535
— Net lease payments receivable																287	377
— Other corporate assets																556	991

Consolidated total assets																44,968	44,647

LIABILITIES
Segment liabilities	3,541	4,527		904	746		8,496	5,146		693	672		–	–		13,634	11,091
Unallocated corporate liabilities
— Short-term borrowings																9,031	160
— Long-term liabilities																20,663	34,506
— Deferred tax liabilities																2,613	3,026
— Other long-term liabilities																442	1,540
— Taxation																1,080	1,074
— Other corporate liabilities																2,405	786

Consolidated total liabilities																49,868	52,183

The changes in carrying amount of goodwill for the year ended December 31, 2004, are as follows:

	TSS		Business eSolutions		Infrastructure		Others		Consolidated

	Goodwill carried on consolidated balance sheet HK$ million	Goodwill carried in reserves HK$ million	Goodwill carried on consolidated balance sheet HK$ million	Goodwill carried in reserves HK$ million	Goodwill carried on consolidated balance sheet HK$ million	Goodwill carried in reserves HK$ million	Goodwill carried on consolidated balance sheet HK$ million	Goodwill carried in reserves HK$ million	Goodwill carried on consolidated balance sheet HK$ million	Goodwill carried in reserves HK$ million

Cost
Beginning of year	720	161,035	336	524	–	(34)	479	4,652	1,535	166,177
Additions	–	–	1	–	84	–	5	–	90	–
Realization of negative goodwill on disposal of interest in a subsidiary	–	–	–	–	–	16	–	–	–	16

End of the year	720	161,035	337	524	84	(18)	484	4,652	1,625	166,193

Amortization
Beginning of year	99	123,823	47	348	–	–	456	4,652	602	128,823
Charge for the year	36	–	20	–	3	–	4	–	63	–

End of year	135	123,823	67	348	3	–	460	4,652	665	128,823

Carrying amount
End of year	585	37,212	270	176	81	(18)	24	–	960	37,370

Beginning of year	621	37,212	289	176	–	(34)	23	–	933	37,354

5	SEGMENT INFORMATION (continued)

	b.	Geographical segments

The Group’s businesses are managed on a worldwide basis, but operate in three principal economic environments. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets, long-lived assets and capital expenditure are based on the geographical location of the assets.

	Revenue from external customers			Segment assets		Long-lived assets		Capital expenditure incurred during the year

	2004 HK$ million	2003 HK$ million	2002 HK$ million	2004 HK$ million	2003 HK$ million	2004 HK$ million	2003 HK$ million	2004 HK$ million	2003 HK$ million
Hong Kong	21,105	21,172	19,063	33,351	31,611	24,677	23,869	1,651	1,894
Mainland China (excluding
Hong Kong) and Taiwan	1,468	948	701	4,780	5,011	3,950	4,249	46	115
Others	322	430	348	626	601	486	246	370	150

	22,895	22,550	20,112	38,757	37,223	29,113	28,364	2,067	2,159

6	OPERATING PROFIT BEFORE NET GAINS ON INVESTMENTS, PROVISIONS FOR IMPAIRMENT LOSSES AND RESTRUCTURING COSTS

	2004 HK$ million	2003 HK$ million	2002 HK$ million

Turnover	22,895	22,550	20,112
Cost of sales	(10,531)	(8,730)	(5,295)
General and administrative expenses	(8,298)	(9,481)	(9,605)

Operating profit before net gains on investments, provisions for impairment
losses and restructuring costs	4,066	4,339	5,212

7	GAINS ON INVESTMENTS, NET

	2004 HK$ million	2003 HK$ million	2002 HK$ million

Net unrealized holding (losses)/gains on other investments	(25)	8	(142)
Net realized gains/(losses) from disposals of investments in jointly controlled
companies and associates, investment securities and other investments	22	103	(92)
Provision for impairment of investments	(187)	(258)	(581)
Amortization of premium received from equity options	5	12	32
Release of provision for an onerous contract	–	–	464
Gain on termination and amendment of the terms of cross currency swap
contracts (note 37(c))	–	532	332
Gain on deemed disposal of interest in subsidiaries (note a)	72	–	–
Gain on disposal of PCPD shares, net of expenses (note b)	563	–	–
Dividend income	11	10	–

	461	407	13

a.	In respect of the reverse acquisition of DFG effective May 10, 2004 as set out in note 1(c), the Group recorded a deemed disposal gain of approximately HK$36 million for the year ended December 31, 2004. In addition, on October 28, 2004, Asian Motion agreed to sell, through Lehman Brothers Asia Limited, 118,000,000 PCPD shares at a price of HK$2.18 per PCPD share. On the same date, Asian Motion also entered into a subscription agreement with PCPD for the subscription of 118,000,000 new PCPD shares at the price of HK$2.18 per PCPD share. The net proceeds from the subscription were used for general working capital purposes. As a result, the Group recorded another deemed disposal gain of approximately HK$36 million for the year ended December 31, 2004.

7	GAINS ON INVESTMENTS, NET (continued)

	b.	On April 30, 2004, the Company and Asian Motion agreed to sell, through Citigroup Global Markets Hong Kong Futures and Securities Limited, 237,000,000 PCPD shares at a price of HK$2.65 per PCPD share. The Group’s gain (net of expenses) from the share placing was approximately HK$252 million for the year ended December 31, 2004 and the net proceeds were used for the general working capital purposes of Asian Motion. In addition, on November 30, 2004, Asian Motion agreed to sell, through Deutsche Bank AG, Hong Kong Branch, 450,000,000 PCPD shares at a price of HK$2.48 per PCPD share. The Group’s gain (net of expenses) from this disposal was approximately HK$311 million for the year ended December 31, 2004 and the net proceeds were used for general corporate purposes.

8	PROVISIONS FOR IMPAIRMENT LOSSES

	2004 HK$ million	2003 HK$ million	2002 HK$ million

Provisions for impairment of:
Fixed assets (note a)	29	1,167	204
Multimedia business related assets (note b)	–	301	309
Game business related assets (note c)	–	893	–
Others	11	91	21

	40	2,452	534

a.	Due to technology and market changes in the sectors in which the Group operates, certain of the Group’s fixed assets became obsolete or impaired. Accordingly, the Group recognized an impairment loss of approximately HK$29 million (2003: HK$1,155 million) in the consolidated income statement for the year ended December 31, 2004. In 2003, an impairment loss of approximately HK$12 million on the fixed assets of the game business was recognized as described in note (c) below.

b.	Following the launch of certain new value-added services in 2003, the Group reviewed the recoverable amount of its multimedia business related assets and identified that the usage of certain content archive was diminishing. The income to be generated from such assets was expected to be insignificant. Accordingly, the Group fully wrote down the remaining carrying value of a content license as at December 31, 2003 to zero and recognized an impairment loss of approximately HK$301 million for the year ended December 31, 2003.

c.	In 2003, JALECO, a subsidiary incorporated under the laws of Japan with shares registered on the Over the Counter market in Japan, restructured its on-line game and game development businesses and exited certain legacy businesses. In view of the continual losses incurred by JALECO, management performed an assessment of the fair value of its interest in JALECO, including the related goodwill that was previously eliminated against reserves, as at December 31, 2003. As a result, based on the estimated value in use of JALECO determined using a discount rate of 12.5 percent (2002: 12.5 percent), the Group recognized impairment losses for goodwill and other assets of HK$742 million and HK$151 million respectively in the consolidated income statement for the year ended December 31, 2003.

9	RESTRUCTURING COSTS

In 2003, JALECO incurred restructuring costs of approximately HK$38 million representing mainly the severance payments and the write-off of development cost and inventory in relation to the restructuring exercise described in note 8(c) above.

In 2002, the Group subcontracted a significant portion of its network maintenance function to 17 newly-established subcontracting companies owned by individuals previously employed by the Group. Approximately 1,600 former employees joined these subcontracting companies in November 2002 and approximately 3,000 of the Group’s employees joined a new wholly-owned subsidiary, Cascade Limited (“Cascade”), on January 1, 2003. In addition, the Group reset staff levels in 2002 involving approximately 1,400 employees. Restructuring costs of approximately HK$311 million in 2002 mainly represented the ex-gratia payments, curtailment losses on the related defined benefit retirement schemes, Cascade incentive bonuses on employment transfers and payments in lieu of notice for the above exercises.

10	PROFIT/(LOSS) BEFORE TAXATION

Profit/(Loss) before taxation is stated after crediting and charging the following:

	2004 HK$ million	2003 HK$ million	2002 HK$ million

Crediting:
Dividend income from
- listed other investments	–	2	–
- unlisted investment securities	11	8	–
Realized gains on disposal of investments in jointly controlled companies
and associates included in gains on investments, net	3	8	34
Realized gains on disposal of investment securities included in gains on investments, net	19	87	56
Realized gains on disposal of other investments included in gains on investments, net	–	8	–
Gain on disposal of fixed assets	56	–	–
Retirement costs for other staff
- pension income for defined benefit retirement schemes (note 31(a)(iii))	129	–	–
Exchange gains, net	34	7	9
Gross rental income	335	276	332
Less: outgoings	(54)	(21)	(11)

Charging:
Realized losses on disposal of other investments included in gains on investments, net	–	–	182
Provision for impairment of goodwill attributable to REACH	–	315	8,263
Provision for impairment of goodwill attributable to subsidiaries	–	742	309
Provision for impairment of goodwill attributable to another jointly controlled company	–	122	–
Provision for impairment of fixed assets	29	1,167	232
Provision for impairment of intangible assets	–	351	–
Write-off of intangible assets	–	–	8
Provision for doubtful debts	45	115	148
Provision for inventory obsolescence	9	70	26
Depreciation	2,379	2,674	2,623
Amortization of intangible assets	97	132	112
Amortization of goodwill	63	82	85
Staff costs (excluding directors’ emoluments (note 14) and retirement costs for other staff)	2,732	2,813	3,395
Retirement costs for other staff
- contributions to defined contribution retirement scheme	174	112	47
- pension expense for defined benefit retirement schemes (note 31(a)(iii))	–	103	197
- curtailment loss for defined benefit retirement schemes included in restructuring costs	–	–	108
Cost of inventories	1,473	1,528	1,431
Cost of properties sold	4,665	3,951	9
Loss on disposal of fixed assets	–	145	76
Auditors’ remuneration
- current year	14	12	10
- under provision in previous year	–	–	2
Operating lease rental
- land and buildings	231	223	261
- equipment	86	99	145

11	FINANCE COSTS, NET

	2004 HK$ million	2003 HK$ million	2002 HK$ million

Interest paid/payable for:
Overdrafts and bank loans wholly repayable within 5 years	113	501	10
Bank loans not wholly repayable within 5 years	5	4	842
Other loans wholly repayable within 5 years	895	908	811
Other loans not wholly repayable within 5 years	993	853	531

	2,006	2,266	2,194
Interest capitalized in fixed assets	(20)	(17)	(33)

Finance costs	1,986	2,249	2,161
Interest income on bank deposits and other loan	(57)	(132)	(164)

Finance costs, net	1,929	2,117	1,997

Finance costs of HK$1,986 million (2003: HK$2,249 million, 2002: HK$2,161 million) include arrangement fees and facility fees expensed of approximately HK$154 million (2003: HK$246 million, 2002: HK$263 million) incurred in respect of the bank loans and other long-term borrowings of the Group. During the year, unamortized debt origination costs of approximately HK$36 million has been written off (2003: HK$122 million, 2002: HK$135 million).

During the year, the capitalization rates used to determine the amount of interest eligible for capitalization ranged from 3.9 percent to 5.5 percent (2003: 2.7 percent to 4.9 percent, 2002: 3.0 percent to 3.5 percent).

12	IMPAIRMENT LOSSES ON INTERESTS IN JOINTLY CONTROLLED COMPANIES AND ASSOCIATES

	2004 HK$ million	2003 HK$ million	2002 HK$ million

Impairment losses on interests in:
REACH (note a)	–	4,159	8,263
Another jointly controlled company (note b)	–	227	–
Other jointly controlled company and associates	16	78	–

	16	4,464	8,263

a.	On April 15, 2003, REACH and its bankers amended the terms of the Reach Term Facility, the outstanding balance of which was subsequently reduced to US$1,200 million, with effect from April 25, 2003. The amendments to the Reach Term Facility were intended to provide REACH with greater financial flexibility and an improved capital structure. REACH continues to operate in a difficult environment and the industry is expected to remain challenging for a period of time due to aggressive pricing and over supply of capacity.

The Group performed an assessment of the fair value of its interest in REACH, including the related goodwill that was previously eliminated against reserves, as at December 31, 2003. As a result, based on the estimated value in use of REACH determined using a discount rate of 10 percent (2002: 9 percent), the Group made full provision for impairment of its previously unimpaired interest in REACH, recognizing an impairment loss of approximately HK$4,159 million (2002: HK$8,263 million) in the consolidated income statement for the year ended December 31, 2003. Accordingly, the Group’s total interest in REACH had been written down to zero as at December 31, 2003 (2002: HK$3,930 million).

b.	Due to continual losses sustained, the Group performed an assessment of the carrying value of its interest in a jointly controlled company, which is engaged in the on-line game business, as at December 31, 2003. Based on the result of the assessment, the Group made a full provision for impairment of its interest in this jointly controlled company of approximately HK$227 million in the consolidated income statement for the year ended December 31, 2003.

13	LOSSES ON DISPOSAL OF INTERESTS IN JOINT VENTURE (BERMUDA) NO. 2 LIMITED (“RWC”) AND MOBILEONE LTD (“MobileOne”), NET

2002 HK$ million

Loss on disposal of interest in RWC (note a)	(1,771)
Profit on disposal of partial interest in MobileOne (note b)	338

(1,433)

a.	Loss on disposal of interest in RWC On June 28, 2002, the Company and Telstra entered into, and completed, an agreement relating to the following:

	i.	the sale by the Company of its entire 40 percent equity interest in RWC to Telstra for a consideration of approximately US$614 million (approximately HK$4,792 million);

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

b.	Profit on disposal of partial interest in MobileOne

In December 2002, MobileOne was listed on the Singapore Exchange Securities Trading Limited through the sale of existing shares. This resulted in a disposal of an equivalent of 8.4 percent stake in MobileOne by the Group. The consideration, net of transaction costs, for the disposal was approximately HK$497 million, which generated a profit of approximately HK$338 million. Following completion of the disposal, the Group’s effective interest in MobileOne was reduced from 14.7 percent to 6.3 percent as at December 31, 2002. As at December 31, 2003 and 2004, the Group’s effective interest in MobileOne was 5.9 percent.

A summary of the profit on disposal of partial interest in MobileOne is set out below:

2002 HK$ million

Proceeds on disposal of partial interest in MobileOne, net of transaction costs	497
Less: Share of the book carrying value of partial interest in MobileOne	(159)

Profit on disposal of partial interest in MobileOne	338

14	DIRECTORS’ AND SENIOR EXECUTIVES’ EMOLUMENTS

Details of director’s emoluments are set out below:

	2004 HK$ million	2003 HK$ million	2002 HK$ million

Non-executive directors
Fees	5	4	3

Executive directors
Fees	–	–	–
Salaries, allowances and other allowances and benefits in kind	52	62	46
Pension scheme contributions	4	4	4
Bonuses (note a)	65	50	38
Payments as compensation for loss of office	–	–	22
Further payment as compensation for loss of office to a past director	–	2	–
Payment to a director as inducement to join the Company	–	–	8

	121	118	118

Total	126	122	121

a.	The amount in 2004 reflects both the bonus paid and payable whereas the amount in 2003 only reflects the bonus paid in 2003.

b.	Pursuant to an agreement made between the Chairman and a director in 2002, 387,600 shares (2003: 387,600 shares) of the Company were transferred by the Chairman personally to that director in April 2004, being the second of three annual installments of a total of 1,162,800 shares the Chairman agreed to transfer to that director. The transfer of the third (last) annual installment of 387,600 shares will not proceed as the director concerned has resigned from the Company in September 2004. In addition, pursuant to another agreement made between the Chairman and another director in 2003, 2,161,000 shares of the Company were transferred by the Chairman personally to that director in July 2004, being the first of three annual installments of a total of 6,483,000 shares the Chairman agreed to transfer to that director. No new shares were issued by the Company and the Company did not bear any portion of the cost of the shares transferred by the Chairman.

The emoluments of the directors analyzed by the number of directors and emolument ranges are as follows:

			Number of directors

			2004	2003	2002

Up to HK$1,000,000			6	5	7
HK$1,000,001	-	HK$1,500,000	1	–	3
HK$1,500,001	-	HK$2,000,000	–	1	–
HK$2,000,001	-	HK$2,500,000	–	3	–
HK$2,500,001	-	HK$3,000,000	1	–	–
HK$4,000,001	-	HK$4,500,000	1	–	1
HK$5,000,001	-	HK$5,500,000	–	1	–
HK$5,500,001	-	HK$6,000,000	–	–	1
HK$6,500,001	-	HK$7,000,000	1	–	–
HK$7,000,001	-	HK$7,500,000	–	2	–
HK$8,000,001	-	HK$8,500,000	–	1	1
HK$9,500,001	-	HK$10,000,000	1	–	–
HK$10,000,001	-	HK$10,500,000	–	1	1
HK$10,500,001	-	HK$11,000,000	–	1	2
HK$11,000,001	-	HK$11,500,000	–	–	3
HK$13,500,001	-	HK$14,000,000	–	–	1
HK$16,000,001	-	HK$16,500,000	–	–	1
HK$16,500,001	-	HK$17,000,000	–	1	–
HK$18,500,001	-	HK$19,000,000	4	–	–
HK$23,500,001	-	HK$24,000,000	1	–	–
HK$45,000,001	-	HK$45,500,000	–	1	–

			16	17	21

No directors waived the right to receive emoluments during the years.

The above analysis has also taken into account the aggregate benefits realized by the individuals on the exercise of share options.

Of the five highest paid individuals in the Group, all (2003: all, 2002: all) are directors of the Company whose emoluments are included above.

15	TAXATION

In March 2003, the Government of Hong Kong (the “Government”) announced an increase in the profits tax rate applicable to the Group’s operations in Hong Kong from 16 percent to 17.5 percent. Accordingly, Hong Kong profits tax has been provided at the rate of 17.5 percent (2003: 17.5 percent, except for certain subsidiaries as mentioned in note (a) below, 2002: 16 percent) on the estimated assessable profits for the year.

Overseas taxation has been calculated on the estimated assessable profits for the year at the rates prevailing in the respective jurisdictions.

	2004 HK$ million	2003 HK$ million	2002 HK$ million

The Company and subsidiaries:
Hong Kong profits tax
- provision for current year	1,305	1,300	1,249
- (over)/under provision in respect of prior years	(76)	57	3
Overseas tax
- provision for current year	10	10	137
- overprovision in respect of prior years	–	(74)	–
Recovery of deferred taxation (note 34(a))	(259)	(145)	(152)

	980	1,148	1,237
A jointly controlled company:
Hong Kong profits tax
- provision for current year	–	24	175
Recovery of deferred taxation	–	(8)	(14)

Associates:
Hong Kong profits tax
- provision for current year	1	1	36
Recovery of deferred taxation	–	–	(28)

Total	981	1,165	1,406

PCCW-HKT Telephone Limited (“HKTC”), an indirect wholly-owned subsidiary of the Company, has been in dispute with Hong Kong’s Inland Revenue Department (the “IRD”) regarding the deductibility of certain interest payments totalling HK$1,708 million in the current and previous year’s tax computations. Subsequent to the balance sheet date, HKTC received official notification from the IRD in respect of its intention to disallow the deduction of interest payments in dispute and to issue additional assessments. The directors consider that their grounds for claiming the deduction are reasonable and will lodge a formal objection to the IRD against the additional assessments and accordingly no provision for taxation has been made in the financial statements of the Group.

15	TAXATION (continued)

Reconciliation between taxation charge and the Group’s accounting profit/(loss) at applicable tax rates is set out below:

	2004 HK$ million	2003 HK$ million	2002 HK$ million

Profit/(Loss) before taxation	2,639	(5,151)	(6,482)

Calculated at applicable taxation rate (note a)	462	(922)	(1,037)
Income not subject to taxation
- release of provision for onerous contract	–	–	(74)
- gain on disposal of MobileOne	–	–	(54)
- interest income	(10)	(23)	(26)
- realized gain on disposal of investments	–	(1)	(5)
- recovery of loan provision	(15)	–	–
- pension income for defined benefit retirement schemes	(23)	–	–
- others	(38)	(24)	(34)
Expenses not deductible for taxation purposes
- non-deductible interest	275	329	290
- provision for impairment of goodwill	–	206	1,372
- loss on disposal of interest in RWC	–	–	283
- provision for impairment of investments	33	45	93
- impairment losses on interests in jointly controlled companies and associates, other than goodwill	3	697	–
- others	22	63	62
Tax losses not recognized	456	453	304
(Over)/Under provision in prior years	(142)	57	3
Utilization of tax losses	(27)	–	–
(Income not subject to taxation)/Expenses not deductible for taxation
purposes for jointly controlled companies, associates and unconsolidated subsidiaries, net	(25)	161	36
(Recovery of)/Provision for deferred tax on revaluation surplus of properties	–	(56)	56
Tax provision of overseas operations	10	10	137
Effect on opening balance of deferred tax resulting from an increase in tax rate during the year	–	170	–

Taxation charge	981	1,165	1,406

	a.	For certain subsidiaries having an accounting year end date of March 31, the applicable tax rate of 16 percent was used on the estimated assessable profits for the first three months of 2003 while 17.5 percent was used on the estimated assessable profits for the rest of 2003.

16	LOSS ATTRIBUTABLE TO SHAREHOLDERS

Loss of HK$548 million (2003: HK$8,660 million, 2002: HK$14,049 million) attributable to shareholders was dealt with in the financial statements of the Company.

17	DIVIDENDS

	2004 HK$ million	2003 HK$ million	2002 HK$ million

Interim dividend declared and paid of 5.5 HK cents per ordinary share (2003: Nil, 2002: Nil)	295	–	–
Final dividend proposed after the balance sheet date of 9.6 HK cents per ordinary share (2003: Nil, 2002: Nil)	645	–	–

	940	–	–

The final dividend proposed after the balance sheet date has already taken into account 1,343,571,766 new shares to be issued pursuant to the subscription agreement on January 19, 2005 with China Network Communications Group Corporation (“China Netcom Group”), a state-owned enterprise established under the laws of the PRC, and China Netcom Group Corporation (BVI) Limited (“CNC(BVI)”), a company incorporated in the British Virgin Islands which is a wholly-owned subsidiary of China Netcom Group and this has not been recognized as a liability as at the balance sheet date. Please refer to note 41(a) for details of the subscription agreement.

18	EARNINGS/(LOSS) PER SHARE

The calculations of basic and diluted earnings/(loss) per share are based on the following data:
		2004	2003	2002

	Earnings/(Loss) (In HK$ million)
	Earnings/(Loss) for the purpose of basic earnings/(loss) per share	1,638	(6,100)	(7,762)
	Interest on convertible bonds	23	–	–

	Earnings/(Loss) for the purpose of diluted earnings/(loss) per share	1,661	(6,100)	(7,762)

	Number of shares
	Weighted average number of ordinary shares for the purpose of
	basic earnings/(loss) per share	5,369,998,643	4,967,178,732	4,605,653,512
	Effect of dilutive potential ordinary shares	118,793,037	–	–

	Weighted average number of ordinary shares for the purpose of diluted
	earnings/(loss) per share	5,488,791,680	4,967,178,732	4,605,653,512

	The weighted average number of ordinary shares in 2003 and 2002 for the purposes of calculating the basic and diluted loss per share have been retrospectively adjusted for the five-to-one share consolidation which took place in January 2003.

19	FIXED ASSETS

	For the year ended December 31, 2004
	Investment properties HK$ million	Land and buildings HK$ million	Exchange equipment HK$ million	Transmission plant HK$ million	Other plant and equipment HK$ million	Projects under construction HK$ million	Total HK$ million
Cost or valuation
Beginning of year	5,880	3,365	7,398	8,304	5,374	1,141	31,462
Additions	–	13	418	337	575	629	1,972
Transfers	(182)	177	656	(757)	1,234	(1,128)	–
Disposals	(179)	(108)	(141)	–	(180)	–	(608)
Exchange differences	(13)	–	–	–	37	–	24
Valuation adjustment	–	(247)	–	–	–	–	(247)
Deficit on revaluation	(322)	–	–	–	–	–	(322)

End of year	5,184	3,200	8,331	7,884	7,040	642	32,281

Representing:
At cost	–	3,200	8,331	7,884	7,040	642	27,097
At valuation	5,184	–	–	–	–	–	5,184

	5,184	3,200	8,331	7,884	7,040	642	32,281

Accumulated depreciation and
impairment
Beginning of year	–	278	3,268	2,490	3,886	–	9,922
Charge for the year	–	82	898	500	899	–	2,379
Provision for impairment in value	–	–	–	29	–	–	29
Disposals	–	(19)	(141)	–	(166)	–	(326)
Exchange differences	–	–	–	–	31	–	31

End of year	–	341	4,025	3,019	4,650	–	12,035

Net book value
End of year	5,184	2,859	4,306	4,865	2,390	642	20,246

Beginning of year	5,880	3,087	4,130	5,814	1,488	1,141	21,540

Land and buildings with an aggregate carrying value of approximately HK$33 million were pledged as security for certain bank borrowings of the Group as at December 31, 2004 (2003: Nil).

19	FIXED ASSETS (continued)

The carrying amount of investment properties and land and buildings of the Group is analyzed as follows:
	Investment properties		Land and buildings
	2004 HK$ million	2003 HK$ million	2004 HK$ million	2003 HK$ million
Held in Hong Kong
On long lease (over 50 years)	1,875	2,117	1,289	1,447
On medium-term lease (10 - 50 years)	–	4	1,471	1,559
On short lease (less than 10 years)	–	4	–	–

Held outside Hong Kong
Freehold	–	–	41	44
Leasehold
On medium-term lease (10 - 50 years)	3,309	3,755	58	37

	5,184	5,880	2,859	3,087

Investment properties held in and outside Hong Kong were revalued as at December 31, 2004 by an independent valuer, CB Richard Ellis Limited. The basis of valuation for investment properties was open market value.

No investment properties were mortgaged as collateral for banking facilities of the Group as at December 31, 2004 (2003: HK$3,737 million).

As at December 31, 2004, the total future minimum lease payments under non-cancellable operating leases are receivable as follows:

Land and buildings
	2004 HK$ million	2003 HK$ million

Within 1 year	191	215
After 1 year but within 5 years	333	413
After 5 years	96	146

	620	774

Total future minimum lease payments receivable under non-cancellable operating leases as at December 31, 2004 included minimum lease receipts from the tenants of PCCW Tower, the Group’s headquarters in Hong Kong, up to February 7, 2005, i.e. the completion date of the disposal of PCCW Tower as set out in note 41(c). Under the property sale and purchase agreement dated December 21, 2004 between Partner Link Investments Limited (“Partner Link”), an indirect wholly-owned subsidiary of PCPD, and an independent third party purchaser (“Property Sale and Purchase Agreement”), on completion of the disposal of PCCW Tower, there is a rental guarantee pursuant to which Partner Link will undertake to the purchaser that it will pay the sum of approximately HK$13.3 million to the purchaser by way of guaranteed net monthly rental for a period of five years. In return, the lease receipts from the tenants of PCCW Tower for the same five year period will be collected by Partner Link.

20	PROPERTIES HELD FOR/UNDER DEVELOPMENT

		2004 HK$ million	2003 HK$ million
	Leasehold land, at cost:
	Located in Hong Kong	3	3

	Properties held for development	3	3

	Properties under development (note b)	6,548	4,068
	Less: Properties under development classified as current assets	(469)	(297)

		6,079	3,771

	Total	6,082	3,774

	a.	No properties held for/under development were pledged as security for banking facilities as at December 31, 2004 (2003: Nil).

	b.	Pursuant to an agreement dated May 17, 2000 entered into with the Government (“Cyberport Project Agreement”), the Group was granted an exclusive right and obligation to design, develop, construct and market the Cyberport project at Telegraph Bay on the Hong Kong Island. The Cyberport project consists of commercial and residential portions. The completed commercial portion was transferred to the Government at no consideration. The associated costs incurred have formed part of the development costs of the residential portion. Pre-sales of the residential portion of the Cyberport project commenced in February 2003.

21	GOODWILL

	2004		2003
	Goodwill carried on consolidated balance sheet HK$ million	Goodwill carried in reserves HK$ million	Goodwill carried on consolidated balance sheet HK$ million	Goodwill carried in reserves HK$ million
Cost
Beginning of year	1,535	166,177	1,429	166,177
Additions	90	–	106	–
Realization of negative goodwill on disposal of interest in a subsidiary	–	16	–	–

End of year	1,625	166,193	1,535	166,177

Accumulated amortization and impairment
Beginning of year	602	128,823	125	128,039
Charge for the year	63	–	82	–
Provision for impairment	–	–	395	784

End of year	665	128,823	602	128,823

Carrying amount
End of year	960	37,370	933	37,354

Beginning of year	933	37,354	1,304	38,138

22	INTANGIBLE ASSETS

				2004			2003
		Trademarks HK$ million	Content License HK$ million	Wireless Broadband License HK$ million	Others HK$ million	Total HK$ million	Total HK$ million
	Cost
	Beginning of year	1,518	375	93	63	2,049	1,954
	Additions	–	–	5	–	5	95
	Exchange differences	–	–	8	–	8	–

	End of year	1,518	375	106	63	2,062	2,049

	Accumulated amortization and
	impairment
	Beginning of year	256	375	11	57	699	216
	Charge for the year	76	–	20	1	97	132
	Provision for impairment	–	–	–	–	–	351

	End of year	332	375	31	58	796	699

	Net book value
	End of year	1,186	–	75	5	1,266	1,350

	Beginning of year	1,262	–	82	6	1,350	1,738

23	INVESTMENT IN SUBSIDIARIES

Certain subsidiaries had borrowings to or from the Company bearing interest at commercial rates throughout the terms of the borrowings. The interest bearing principal receivable from subsidiaries as at December 31, 2004 is HK$2,564 million (2003: HK$503 million) and the interest bearing principal payable to subsidiaries as at December 31, 2004 is HK$5,056 million (2003: HK$16,327 million). Other balances with subsidiaries are unsecured, non-interest bearing and have no fixed terms of repayment except for the HK$1,170 million convertible note due 2011 due from a subsidiary.

Dividends from the PRC joint ventures accounted for as subsidiaries will be declared based on the profits in the statutory financial statements of these PRC joint ventures. Such profits will be different from the amounts reported under HK GAAP.

As at December 31, 2004, the Group has financed the operations of certain of its PRC joint ventures accounted for as subsidiaries in the form of shareholder’s loans amounting to approximately US$198 million (2003: US$198 million) which have not been registered with the State Administration of Foreign Exchange. As a result, remittances in foreign currency of these amounts outside the PRC may be restricted.

23	INVESTMENT IN SUBSIDIARIES (continued)

	As at December 31, 2004, particulars of the principal subsidiaries of the Company are as follows:

	Company Name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group
					Directly	Indirectly
	PCCW-HKT Limited	Hong Kong	Investment holding	HK$6,092,100,052	–	100%

	PCCW-HKT Telephone Limited*	Hong Kong	Telecommunications services	HK$2,163,783,209	–	100%

	PCCW-HKT Business Services Limited	Hong Kong	Provision of business customer premises equipment and ancillary business services	HK$2	–	100%

	PCCW-HKT Consumer Services Limited	Hong Kong	Provision of consumer premises equipment, computer products and ancillary services	HK$2	–	100%

	PCCW-HKT Network Services Limited	Hong Kong	Provision of retail international data and value-added services, and local value-added telecommunications services	HK$2	–	100%

	PCCW-HKT Products & Services Limited*	Hong Kong	Management of customer loyalty programs “No.1 Club” and “Partners” for members of the programs	HK$8,437,500	–	100%

	PCCW Teleservices (Hong Kong) Limited	Hong Kong	Provision of customer relationship management and customer contact management solutions and services	HK$2	–	100%

	PCCW-HKT Technical Services Limited	Hong Kong	Provision of technical support and maintenance services	HK$2	–	100%

	PCCW VOD Limited (now known as PCCW Media Limited)	Hong Kong	Provision of pay television programme services	HK$3,500,000,100 (HK$3,500,000,095 ordinary shares, HK$1 “A” Class share and HK$4 “B” Class shares)	–	100%

	PCCW Teleservices Operations (Hong Kong) Limited	Hong Kong	Provision of customer relationship management and customer contact management solutions and services	HK$2	–	100%

	Cascade Limited	Hong Kong	Design, build and operate network infrastructures including technical consultancy and operation outsourcing	HK$10,000	–	100%

	PCCW IMS Limited	Hong Kong	Provision of retail broadband and narrowband Internet access services under the “NETVIGATOR” brandname, interactive multimedia services, international telecommunication services and the provision of support services to a fellow subsidiary	HK$2	–	100%

	Pacific Century Systems Limited	Hong Kong	Customer premises equipment related business	HK$1,000,000	100%	–

	Corporate Access Limited	Cayman Islands/ Asia Pacific	Transponder leasing	US$10	–	100%

23	INVESTMENT IN SUBSIDIARIES (continued)

	Company Name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group
					Directly	Indirectly
	BtN Access (HK) Limited	Hong Kong	Provision of satellite based telecommunication services to third parties and satellite transponder capacity to a fellow subsidiary	HK$10	–	100%

	Beyond The Network Limited	Hong Kong	Global Internet Protocol based communication service	HK$2	–	100%

	PCCW (Beijing) Limited	The PRC	System integration, consulting and informatization project	US$6,750,000	–	100%

	Omnilink Technology Limited	British Virgin Islands	Investment holding	US$14,850	–	76.43%

	Unihub China Information Technology Company Limited	The PRC	Selling of hardware and software and information system consulting services	RMB200,000,000	–	38.2%

	Unihub Limited	Hong Kong/ Asia Pacific	Computer services and provision of IP/IT related value-added services to business customers	HK$1,200	–	100%

	PCCW Business eSolutions Limited	Hong Kong	Provision of IP/IT related value-added services to business customers	HK$2	–	100%

	PCCW Powerbase Data Center Services (HK) Limited	Hong Kong	Data Center services	HK$2	–	100%

	Power Logistics Limited	Hong Kong	Delivery services	HK$100,000	–	100%

	PCCW Directories Limited*	Hong Kong	Sale of advertising in the Business White Pages, Yellow Pages for businesses and Yellow Pages for customers, publication of directories, provision of Internet directory services and sale of online advertising	HK$10,000	–	100%

	ChinaBiG Limited	Hong Kong	Production and distribution of trade directory	HK$359,189	–	62.31%

	Pacific Century Premium Developments Limited	Bermuda/ Hong Kong	Investment holding	HK$188,245,987	–	51.07%

	Cyber-Port Limited	Hong Kong	Property development	HK$2	–	51.07%

	JALECO LTD.	Japan	Games developing, publishing and distribution and certain content businesses	Yen19,742,711,522	–	79.80%

	Taiwan Telecommunication Network Services Co., Ltd.	Taiwan	Type II Telecommunications services provider	NT$1,087,000,000	–	56.56%

	UK Broadband Limited	United Kingdom	Public Fixed Wireless Access License Business	GBP1	–	100%

Certain subsidiaries which do not materially affect the results or financial position of the Group are not included.

*	The subsidiary has accounting year end date of March 31. These subsidiaries prepare, for the purpose of consolidation, financial statements as at the same date as the Group.

24	INTEREST IN JOINTLY CONTROLLED COMPANIES

		2004 HK$ million	2003 HK$ million

	Share of net assets of jointly controlled companies, net of impairment	10	7
	Loans due from jointly controlled companies, net of impairment	1,214	–
	Amounts due from jointly controlled companies, net of impairment	3	27
	Amounts due to jointly controlled companies	–	(1)

		1,227	33

	Investments at cost, unlisted shares	3,130	3,130

	Balances with jointly controlled companies are unsecured, non-interest bearing and have no fixed terms of repayment except for the capacity prepayment to REACH of HK$1,139 million (2003: HK$1,139 million) and the loan receivable from the wholly-owned subsidiary of REACH of HK$1,214 million (2003: Nil) (see note 3(c)) as included in “Loans due from jointly controlled companies” above.

As at December 31, 2004, particulars of the principal jointly controlled company of the Group are as follows:

Company Name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group
				Directly	Indirectly
Reach Ltd.	Bermuda/Asia	Provision of international telecommunication services	US$5,000,000,000	–	50%

Summarized unaudited financial information of the significant jointly controlled company, REACH, is as follows:

	2004 HK$ million	2003 HK$ million
Condensed consolidated balance sheet information as at December 31
Non-current assets	3,202	3,737
Current assets	2,122	2,346

Total assets	5,324	6,083
Non-current liabilities	(13,257)	(13,969)
Current liabilities	(3,721)	(3,651)
Minority interests	(78)	(158)

Net liabilities	(11,732)	(11,695)

Condensed consolidated income statement information for the year ended December 31
Turnover	6,300	7,036

Loss after taxation	(275)	(22,069)

On April 15, 2003, REACH and its bankers amended the terms of Reach Term Facility, the outstanding balance of which was subsequently reduced to US$1,200 million, with effect from April 25, 2003. The amendments to the Reach Term Facility were intended to provide REACH with greater financial flexibility and an improved capital structure. REACH continues to operate in a difficult environment and the industry is expected to remain challenging for a period of time due to aggressive pricing and over supply of capacity.

The Group had written down its interest in REACH to zero as at December 31, 2003 (2002: HK$3,930 million) (see note 12(a)).

24	INTEREST IN JOINTLY CONTROLLED COMPANIES (continued)

	An analysis of the Group’s total interest in REACH as at December 31, 2004 is as follows:

		2004 HK$ million	2003 HK$ million
	Share of net assets, net of impairment	–	–
	Capacity prepayment to REACH (note 3(c)), net of impairment	–	–
	Loan receivable from a wholly-owned subsidiary of REACH (note 3(c)),
	net of impairment	1,214	–
	Goodwill previously eliminated against reserves, net of impairment	–	–

	Total interest in REACH, net of impairment	1,214	–

25	INTEREST IN ASSOCIATES

		2004 HK$ million	2003 HK$ million

	Share of net assets of associates, net of impairment	643	488
	Loans due from an associate, net of impairment	–	–
	Amounts due from an associate, net of impairment	4	–

		647	488

	Investments at cost, unlisted shares	1,000	991

Balances with associates are unsecured, non-interest bearing and have no fixed terms of repayment except for the loans due from an associate, which bear interest at commercial rates, are secured by part of its movable properties and have fixed terms of repayment ranging up to three years from the date of drawdown in 2000.

As at December 31, 2004, particulars of the principal associates of the Group are as follows:

Company Name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group
				Directly	Indirectly

Great Eastern Telecommunications Limited*	Cayman Islands	Investment holding	US$43,112,715	–	49%

Abacus Distribution Systems (Hong Kong) Limited	Hong Kong	Provision of computer reservation systems and travel related services	HK$15,600,000	–	37.04%

Petro-CyberWorks Information Technology Company Limited	The PRC	Design and development of Enterprise Resource Planning systems, and customer relationship management systems	RMB50,000,000	–	45%

*	The associate has accounting year end date of March 31. The associate prepares, for the purpose of consolidation, financial statements as at the same date as the Group.

26	INVESTMENTS

	Investments are analyzed as follows:

		2004 HK$ million	2003 HK$ million

	Held-to-maturity securities	31	37
	Investment securities (note a)	388	601

		419	638

	a. Investment securities

		2004 HK$ million	2003 HK$ million

	Unlisted, at cost	1,765	1,751
	Less: Provision for impairment in value	(1,377)	(1,222)

		388	529

	Listed, at cost
	Hong Kong	–	51
	Overseas	–	63

		–	114
	Less: Provision for impairment in value	–	(42)

		–	72

	Total investment securities	388	601

	Quoted market value of listed investment securities as at December 31	–	83

During the year, a listed security was transferred from investment securities to other investments. This transfer was effected at fair value. The aggregate unrealized holding loss at the date of transfer which had not been previously recognized of approximately HK$0.5 million (2003: HK$1 million, 2002: HK$28 million) was recognized in the income statement at the date of transfer.

Investment securities with an aggregate carrying value of approximately HK$19 million (2003: HK$20 million) were pledged as security for certain bank borrowings of the Group.

27	CURRENT ASSETS AND LIABILITIES

	a.	Sales proceeds held in stakeholders’ accounts
The balance represents proceeds from the sale of the residential portion of the Cyberport project retained in bank accounts opened and maintained by stakeholders which will be transferred to specific bank accounts, which are restricted in use as described in note (b) below, pursuant to certain conditions and procedures as stated in the Cyberport Project Agreement.

	b.	Restricted cash
Pursuant to the Cyberport Project Agreement, the Group has a restricted cash balance of approximately HK$903 million as at December 31, 2004 (2003: HK$2,701 million) held in specific bank accounts. The uses of the funds are specified in the Cyberport Project Agreement. The remaining HK$1 million as at December 31, 2004 (2003: Nil) represented a bank deposit placed by an indirect subsidiary of the Company as a security for a banking facility granted to that subsidiary of the Company (see note 40).

	c.	Inventories

		2004 HK$ million	2003 HK$ million
	Work-in-progress	351	218
	Finished goods	86	298
	Consumable inventories	33	21

		470	537

d.	Other investments

		2004 HK$ million	2003 HK$ million
	Unlisted
	Overseas	71	73

	Listed, at quoted market value
	Hong Kong	242	250

		313	323

	In 2002, the Group entered into certain derivative contracts, in the form of equity swap and equity option contracts, with a third party with the effect of entering into forward sales of a portion of certain quoted other investments plus written call options held by the counterparty for the remaining portion of those quoted other investments. As at December 31, 2004, the underlying quoted other investments with aggregate carrying value of approximately HK$224 million (2003: HK$246 million) have been placed as collateral for the transaction. The equity swap and equity option contracts have terms of up to five years from the date of the contracts and will mature in 2007 (see note 37(a)). No new derivative contract of this nature was entered into by the Group in 2004 and 2003.

e.	Investment in unconsolidated subsidiaries
	In respect of the reverse acquisition of DFG as set out in note 1(c), considering that certain subsidiaries of DFG are acquired and held exclusively with a view to the subsequent disposal in the near future, the investment in certain subsidiaries of PCPD is accounted for as other investments and stated at a fair value of approximately HK$51 million as at December 31, 2004 (2003: Nil).

27	CURRENT ASSETS AND LIABILITIES (continued)

	f.	Accounts receivable, net

		An aging analysis of accounts receivables is set out below:

			2004 HK$ million	2003 HK$ million

		0 - 30 days	1,055	1,125
		31 - 60 days	253	206
		61 - 90 days	108	88
		91 - 120 days	88	64
		Over 120 days	327	276

			1,831	1,759
		Less: Provision for doubtful debts	(192)	(188)

			1,639	1,571

		The normal credit period granted by the Group ranges from 18 days to 30 days from the date of the invoice.

	g.	Short-term borrowings

			2004 HK$ million	2003 HK$ million

		Bank loans	2	54
		Current portion of long-term borrowings (note 28(a))	12	106
		Convertible note and bonds (note 28(b))	9,017	–

			9,031	160

		Secured	473	154

		Unsecured	8,558	6

		Please refer to note 40 for details of the Group’s banking facilities.

At December 31, 2004, the weighted average interest rate of the short-term borrowing, excluding the current portion of long-term borrowings and convertible note and bonds is nil (2003: 1.45 percent).

h.	Accounts payable

An aging analysis of accounts payable is set out below:

	2004 HK$ million	2003 HK$ million

0 – 30 days	636	886
31 – 60 days	67	130
61 – 90 days	22	88
91 – 120 days	41	44
Over 120 days	166	229

	932	1,377

27	CURRENT ASSETS AND LIABILITIES (continued)

	i.	Gross amounts due to customers for contract work

	2004 HK$ million	2003 HK$ million

Contract costs incurred plus attributable profits less foreseeable losses	794	809
Less: Estimated value of work performed	(799)	(809)

	(5)	–

The total amount of progress billings, included in the estimated value of work performed as at December 31, 2004, is approximately HK$782 million (2003: HK$776 million).

No retentions receivable from customers in respect of construction contracts in progress was included in non-current assets as at December 31, 2004 (2003: HK$8 million).

j.	Accruals, other payables and deferred income
Included in accruals, other payables and deferred income are accruals for staff costs, construction-related costs, fixed asset purchases, interest expenses and redemption premium for convertible bonds due 2005 of HK$278 million, HK$848 million, HK$363 million, HK$458 million and HK$1,410 million respectively (2003: HK$420 million, HK$972 million, HK$578 million, HK$430 million and Nil).

28	LONG-TERM LIABILITIES

			2004 HK$ million	2003 HK$ million

		Long-term borrowings (note a)	17,163	22,029
		Convertible note and bonds (note b)	3,500	12,477

			20,663	34,506

	a.	Long-term borrowings
			2004 HK$ million	2003 HK$ million
		Repayable within a period
		– not exceeding one year	12	106
		– over one year, but not exceeding two years	–	133
		– over two years, but not exceeding three years	–	136
		– over three years, but not exceeding four years	–	153
		– over four years, but not exceeding five years	–	4,415
		– over five years	17,163	17,192

			17,175	22,135
		Less: Amounts repayable within one year included under current liabilities (note 27(g))	(12)	(106)

			17,163	22,029

		Representing:
		US$456 million guaranteed notes (note i)	3,547	3,541
		HK$3,003 million 5-year term loan (note ii)	–	3,003
		US$500 million guaranteed notes (note iii)	3,900	3,900
		Yen 30,000 million guaranteed notes (note iv)	1,950	1,950
		US$1,000 million guaranteed notes (note v)	7,766	7,801
		Other bank loans	–	1,834

			17,163	22,029

		Secured	–	1,819

		Unsecured	17,163	20,210

28	LONG-TERM LIABILITIES (continued)

	a.	Long-term borrowings (continued)

Details of major long-term borrowings of HK$17,163 million of the Group are presented below:

		i.	US$456 million guaranteed notes
On January 24, 2003, PCCW Capital No. 3 Limited, an indirect wholly-owned subsidiary of the Company, privately placed US$456 million 7.88 percent guaranteed notes due 2013 to raise funds for general corporate purposes. The notes are listed on the Luxembourg Stock Exchange and were unconditionally and irrevocably guaranteed by the Company until May 12, 2004. On May 12, 2004, the noteholders approved the novation of the guarantee to HKTC and amendments to certain terms of the notes.

		ii.	HK$3,003 million 5-year term loan
On March 14, 2003, the Company entered into a five-year term loan facility for HK$3,003 million on an unsecured basis. The loan was repayable in 2008. The proceeds were used for general corporate purposes. This term loan has been fully prepaid as at December 31, 2004.

		iii.	US$500 million guaranteed notes
On July 17, 2003, PCCW-HKT Capital No.2 Limited, an indirect wholly-owned subsidiary of the Company, issued US$500 million 6 percent guaranteed notes due 2013 which are listed on the Luxembourg Stock Exchange. The notes are irrevocable and unconditionally guaranteed by HKTC and will rank pari pasu with all other outstanding unsecured and unsubordinated obligations of HKTC. The proceeds are used for general corporate purposes.

		iv.	Yen 30,000 million guaranteed notes
On October 26, 2001, Profit Century Finance Limited (“PCF”), an indirect wholly-owned subsidiary of the Company, completed the placement of Yen 30,000 million 3.65 percent guaranteed notes due 2031 (the “Yen Notes”). Interest is payable semi-annually in arrears. The Yen Notes are redeemable at the option of PCF on any interest payment date falling on or after October 27, 2006.

The Yen Notes are unconditionally and irrevocably guaranteed by HKTC and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC.

		v.	US$1,000 million guaranteed notes
In November 2001, PCCW-HKT Capital Limited, an indirect wholly-owned subsidiary of the Company, issued US$1,000 million 7.75 percent guaranteed notes due 2011 (the “Notes due 2011”). Interest is payable semi-annually in arrears. The interest rate payable on the Notes due 2011 will be subject to adjustment from time to time if the relevant rating agencies downgrade the rating ascribed to the Notes due 2011 below a pre-agreed level. The interest rate payable on the Notes due 2011 has been adjusted to 8 percent based on the current ratings.

The Notes due 2011 are unconditionally and irrevocably guaranteed by HKTC and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC.

Please refer to note 40 for details of the Group’s banking facilities.

28	LONG-TERM LIABILITIES (continued)

	b.	Convertible note and bonds

	2004 HK$ million	2003 HK$ million
Repayable within a period
– not exceeding one year	9,017	–
– over one year, but not exceeding two years	–	8,983
– over two years, but not exceeding three years	3,500	–
– over three years, but not exceeding four years	–	3,494

	12,517	12,477

Less: Amounts repayable within one year included under current liabilities (note 27(g))
Telstra Note due 2005 (note ii)	(461)	–
US$1,100 million 3.5 percent guaranteed convertible bonds due 2005 (note iii)	(8,556)	–

	(9,017)	–

	3,500	12,477

Representing:
US$450 million 1 percent guaranteed convertible bonds due 2007 (note i)	3,500	3,494
Telstra Note due 2005 (note ii)	–	440
US$1,100 million 3.5 percent guaranteed convertible bonds due 2005 (note iii)	–	8,543

	3,500	12,477

Secured	–	440

Unsecured	3,500	12,037

Details of convertible note and bonds of HK$12,517 million of the Group are presented below:

i.	US$450 million 1 percent guaranteed convertible bonds due 2007
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
On June 28, 2002, the Company issued the Telstra Note due 2005 to Telstra as part of the disposal of the Group’s 40 percent interest in RWC (see note 13(a)). Unless previously redeemed or converted or purchased and cancelled, the Telstra Note due 2005 will be convertible into ordinary shares of the Company on June 30, 2005 or the date which is 30 days after the holder of the Telstra Note due 2005 has given notice to the Company declaring that, amongst other things, an event of default or potential event of default has occurred under the Reach Term Facility, or any financing agreement entered into for the purpose of refinancing all or a significant part of such facility; the Company has ceased to have a controlling interest in HKTC; or if HKTC and its subsidiaries have ceased to carry on as their principal business the provision of fixed line telecommunications services in Hong Kong (“Repayment Date”). Interest is payable at 5 percent per annum compounded on a quarterly basis.

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
On April 15, 2003, the Company redeemed US$143 million (approximately HK$1,115 million) of the Telstra Note due 2005 and issued an amended note in the principal amount of approximately US$54 million (“Amended Telstra Note due 2005”) to Telstra. The principal amount of the Amended Telstra Note due 2005 is equal to US$190 million, being the initial principal amount of the Telstra Note due 2005, plus its accrued and capitalized interest until March 31, 2003 of approximately US$7 million less US$143 million. The terms of the Amended Telstra Note due 2005 are substantially the same as those of the Telstra Note due 2005.

As at December 31, 2004, the balance of Amended Telstra Note due 2005 was HK$461 million and has been included in “Short-term borrowings” in the consolidated balance sheet.

		iii.	US$1,100 million 3.5 percent guaranteed convertible bonds due 2005
On December 5, 2000, guaranteed convertible bonds due 2005 with the principal amount of US$1,100 million were issued by PCCW Capital Limited, a wholly-owned subsidiary of the Company. These bonds are listed on the Luxembourg Stock Exchange. They are convertible into ordinary shares of the Company at US$4.9804 (approximately HK$38.8471) subject to adjustments, per share at any time on or after January 5, 2001 and up to the close of business on November 21, 2005 and bear interest at 3.5 percent per annum, payable annually in arrears. Unless previously cancelled, redeemed or converted, these bonds will be redeemed in US dollars at 120.12 percent of the principal amount together with accrued interest on December 5, 2005. If these bonds are fully converted, the Company will be required to issue approximately 221 million ordinary shares. The redemption premium is being accrued on a straight-line basis from the date of issuance to the final redemption date of December 5, 2005. As at December 31, 2004, the balance of these bonds was HK$8,556 million and has been included in “Short-term borrowings” in the consolidated balance sheet.

As at December 31, 2004, the total redemption premiums for the convertible bonds described in (i) and (iii) above were HK$1,808 million (2003: HK$1,326 million), of which HK$398 million (2003: HK$1,326 million) and HK$1,410 million (2003: Nil) have been included in “Other long-term liabilities” and “Accruals, other payables and deferred income” respectively in the consolidated balance sheet.

As at December 31, 2004, none of the above-mentioned convertible note and bonds had been converted into ordinary shares of the Company.

29	PROVISIONS

	Payment to the Government (note a) HK$ million	Others HK$ million	Total HK$ million
Balances as at January 1, 2003	–	70	70
Additional provisions made	–	123	123
Additional provisions included within properties under development	3,680	–	3,680
Provisions used	–	(62)	(62)

Balances as at December 31, 2003	3,680	131	3,811
Additional provisions made	–	11	11
Additional provisions included within properties under development	4,375	–	4,375
Provisions settled	(1,675)	(54)	(1,729)

Balances as at December 31, 2004	6,380	88	6,468
Less: Amount classified as current liabilities	(1,496)	(88)	(1,584)

	4,884	–	4,884

a.	Pursuant to the Cyberport Project Agreement, the Government shall be entitled to receive payments of surplus cashflow arising from the sales of the residential portion of the Cyberport project, net of certain allowable costs incurred on the project, as stipulated under certain terms and conditions of the Cyberport Project Agreement. Provision for payment to the Government is included within properties under development as the amount is considered as part of the development costs of the Cyberport project. The provision is based on estimated sales proceeds of the residential portion and the estimated development costs of the Cyberport project. The estimated amount to be paid to the Government during the forthcoming year is classified as current liabilities.

30	SHARE CAPITAL
		2004		2003
		Number of Shares	Nominal Value	Number of Shares	Nominal Value
			HK$ million		HK$ million
	Authorized:
	Ordinary shares of HK$0.05 each
	Beginning of year	–	–	32,000,000,000	1,600
	Ordinary shares of HK$0.25 each
	Beginning of year	6,400,000,000	1,600	–	–
	Effect of increase in nominal value of
	shares from HK$0.05 each to
	HK$0.25 each (note b)	–	–	(25,600,000,000)	–

	End of year	6,400,000,000	1,600	6,400,000,000	1,600

	Issued and fully paid:
	Ordinary shares of HK$0.05 each
	Beginning of year	–	–	23,268,770,370	1,164
	Ordinary shares of HK$0.25 each
	Beginning of year	5,368,754,074	1,343	–	–
	Effect of increase in nominal value of
	shares from HK$0.05 each to
	HK$0.25 each (note b)	–	–	(18,615,016,296)	–

		5,368,754,074	1,343	4,653,754,074	1,164
	Exercise of staff share options (note a)	5,508,987	1	–	–
	Issued for cash (note c)	–	–	715,000,000	179

	End of year	5,374,263,061	1,344	5,368,754,074	1,343

a.	During the year, 5,508,987 staff share options were exercised by the eligible optionholders at their respective subscription prices of HK$4.35 for a total cash consideration of HK$23,964,093 resulting in the issue of 5,508,987 new ordinary shares of HK$0.25 each.

b.	Pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on January 7, 2003, every five issued and unissued shares of HK$0.05 each were consolidated into one new share of HK$0.25 with effect from January 8, 2003. Following the share consolidation becoming effective on January 8, 2003, the authorized share capital of the Company is HK$1,600,000,000 divided into 6,400,000,000 shares of HK$0.25 each, of which 4,653,754,074 shares were in issue and fully paid. The shares after the share consolidation rank pari passu in all respects with each other.

c.	On July 17, 2003, the Company and PCRD entered into a subscription agreement, pursuant to which PCRD conditionally agreed to subscribe for 715,000,000 new shares of HK$0.25 each at a price of HK$4.40 per share. The net proceeds from the subscription were approximately HK$3,068 million, of which HK$3,060 million was used for debt repayment purpose. The subscription was completed on July 25, 2003.

d.	Subsequent to the balance sheet date, an ordinary resolution was passed at an extraordinary general meeting of the Company held on March 16, 2005, pursuant to which the authorized share capital of the Company was increased to HK$2,500,000,000 divided into 10,000,000,000 shares of HK$0.25 each.

All new ordinary shares issued during the year rank pari passu in all respects with the existing shares.

31	EMPLOYEE RETIREMENT BENEFITS

	a.	Defined benefit retirement schemes

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

On July 1, 2003 (“the Transfer Date”), all former members of the DB Schemes were transferred to defined contribution schemes operated by the Group for future services to be rendered by them to the Group and the benefit in respect of services rendered before the Transfer Date remained unchanged. In other words, scheme service in determining the level of benefit was frozen as of June 30, 2003 whereas the scheme salary and multiple will continue to grow. This freezing of scheme services was considered as a curtailment event under SSAP 34 but did not result in any accounting impact on the Group’s financial statements for the year ended December 31, 2003.

In December 2004, members of certain DB Schemes were offered an option to receive a commuted lump sum payment in respect of their future monthly pension benefit and 382 members elected this option. This pension buy-out event was considered as a settlement event under SSAP 34. A gain of HK$131 million was recognized in the consolidated income statement for the year ended December 31, 2004.

The latest independent actuarial valuation of the DB Schemes, in accordance with SSAP 34, was carried out on December 31, 2004 and was prepared by Mr Aaron Wong of Watson Wyatt Hong Kong Limited, fellow of the Canadian Institute of Actuaries and also fellow of the Society of Actuaries, USA, using the projected unit credit method. The actuary was of the opinion that the fair value of the scheme assets was sufficient to cover 92.6 percent (2003: 90.6 percent) of the present value of the defined benefit obligations as at December 31, 2004.

i.	The net liability recognized in the consolidated balance sheet is as follows:
		2004 HK$ million	2003 HK$ million

	Present value of the defined benefit obligations	3,984	4,567
	Fair value of scheme assets	(3,691)	(4,137)

		293	430
	Unrecognized actuarial gains	24	16

	Defined benefit liability in the consolidated balance sheet	317	446

	As at December 31, 2004, the scheme assets do not include any ordinary shares issued by the Company (2003: fair value of HK$5 million).

ii.	Movements in the net liability recognized in the consolidated balance sheet are as follows:

		2004 HK$ million	2003 HK$ million

	Beginning of year	446	586
	Contributions paid	-	(243)
	(Income)/Expense recognized in the consolidated income statement	(129)	103

	End of year	317	446

31	EMPLOYEE RETIREMENT BENEFITS (continued)

	a.	Defined benefit retirement schemes (continued)

		iii.	(Income)/Expense recognized in the consolidated income statement is as follows:
	2004 HK$ million	2003 HK$ million

Current service cost	-	89
Interest cost	235	234
Expected return on scheme assets	(233)	(222)
Net actuarial losses recognized	-	2
Gain on settlement	(131)	-

	(129)	103

The (income)/expense is recognized in the following line item in the consolidated income statement:
General and administrative expenses – retirement costs for other staff (note 10)	(129)	103

Actual return on scheme assets	296	700

iv.	The principal actuarial assumptions used (expressed as weighted average) are as follows:

	2004	2003

Discount rate	4.00%	5.25%
Expected rate of return on scheme assets	5.75%	5.75%
Future salary increases	3.50%	3.50%

b.	Defined contribution retirement scheme

The Group also operates defined contribution schemes, including the Mandatory Provident Fund Scheme (“the MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance, for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The schemes are administered by independent trustees.

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

32	EQUITY COMPENSATION BENEFITS

	a.	Share option schemes of the Company

The Company has a share option scheme (the “1994 Scheme”) which was adopted in September 1994 and amended in May 2002 under which the board of directors (the “Board”) of the Company may, at its discretion, invite employees of the Group, including directors of any company in the Group, and other eligible persons, to take up options to subscribe for shares of the Company. The vesting period and exercise period of the options are determined by the Board but in any case no options can be exercised later than ten years from the date of grant. Each option gives the holder the right to subscribe for one share. The 1994 Scheme was due to expire in September 2004.

At the Company’s annual general meeting held on May 19, 2004, the shareholders of the Company approved the termination of the 1994 Scheme and the adoption of a new share option scheme (the “2004 Scheme”). Since May 19, 2004, the Board may, at its discretion, grant share options to any eligible person to subscribe for shares in the Company subject to the terms and conditions stipulated in the 2004 Scheme. The overall limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2004 Scheme and any other share option schemes including the 1994 Scheme must not exceed 30 percent of the shares in issue from time to time. In addition, the maximum number of shares which may be granted under the 2004 Scheme must not exceed 10 percent of the Company’s issued share capital as at May 19, 2004 (or some other date if renewal of this limit is approved by shareholders). The exercise price of the options under the 2004 Scheme shall be determined by the Board in its absolute discretion but in any event shall not be less than the highest of (i) the closing price of the shares as stated in the daily quotations sheet of the Stock Exchange on the date of grant, (ii) the average closing price of the shares as stated in the daily quotations sheet of the Stock Exchange for the five days last preceding the date of grant on which days it has been possible to trade shares on the Stock Exchange, and (iii) the nominal value of a share on the date of grant. The vesting period and exercise period of the options are determined by the Board, but no option can be exercised later than the day last preceding the tenth anniversary of the date of grant in respect of such option. In general, the subscription price is determined by reference to the closing prices of the shares as stated in the daily quotations sheet of the Stock Exchange. The basis for determination of the subscription price and the total number of shares that can be granted to eligible persons are precisely specified in the rules of the 2004 Scheme. The 2004 Scheme does not specify a minimum period for which an option must be held nor a performance target which must be achieved before an option can be exercised.

		i.	Movements in share options

The following presents a summary of the Company’s staff share option scheme for each of the years ended December 31, 2002, 2003 and 2004:

	Number of options	Weighted average exercise price
		HK$

Outstanding, January 1, 2002	119,242,866	21.10
Granted	14,930,700	8.00
Cancelled	(104,600)	17.45
Lapsed	(24,509,070)	18.95

Outstanding, December 31, 2002	109,559,896	19.80
Granted (note iii)	132,856,200	4.35
Exercised (note iv)	-	N/A
Cancelled (note v)	-	N/A
Lapsed (note vi)	(20,238,568)	16.55

Outstanding, December 31, 2003 (note ii)	222,177,528	10.87
Granted (note iii)	-	N/A
Exercised (note iv)	(5,508,987)	4.35
Cancelled (note v)	(5,130,000)	7.85
Lapsed (note vi)	(32,795,825)	10.30

Outstanding, December 31, 2004 (note ii)	178,742,716	11.26

Options to purchase 54,540,325, 66,869,490 and 93,379,227 shares of the Company’s shares at weighted average exercise prices of HK$20.65, HK$20.38 and HK$14.75 were exercisable at December 31, 2002, 2003 and 2004.

The number of share options for the movement in 2002 has been retrospectively adjusted for the five-to-one share consolidation which took place in January 2003.

32	EQUITY COMPENSATION BENEFITS (continued)

	a.	Share option schemes of the Company (continued)

		ii.	Terms of unexpired and unexercised share options at balance sheet date

			Number of options

Date of grant	Exercise period	Exercise price	2004	2003
		HK$

August 17, 1999 to September 15, 1999	August 17, 2000 to August 17, 2009	11.7800	18,872,390	19,525,188
October 25, 1999 to November 23, 1999	August 17, 2000 to October 25, 2009	22.7600	3,432,400	4,509,200
February 8, 2000 to March 8, 2000	February 8, 2001 to February 8, 2010	75.2400	86,700	86,700
August 26, 2000 to September 24, 2000	May 26, 2001 to August 26, 2010	60.1200	9,946,600	10,308,600
October 27, 2000 to November 25, 2000	March 15, 2001 to October 27, 2010	24.3600	11,085,070	12,966,082
January 22, 2001 to February 20, 2001	January 22, 2001 to January 22, 2011	16.8400	17,195,318	23,278,438
February 20, 2001	February 8, 2002 to February 8, 2011	18.7600	86,700	86,700
April 17, 2001 to May 16, 2001	May 26, 2001 to April 17, 2011	10.3000	1,324,360	3,542,960
July 16, 2001 to September 15, 2001	July 16, 2002 to July 16, 2011	9.1600	648,600	689,760
September 27, 2001	September 27, 2001 to September 7, 2011	6.8150	-	3,600,000
October 15, 2001 to November 13, 2001	October 15, 2002 to October 15, 2011	8.6400	292,000	292,000
May 10, 2002	April 11, 2003 to April 11, 2012	7.9150	231,700	231,700
May 28, 2002	April 29, 2003 to April 29, 2012	9.9500	-	5,600,000
June 19, 2002	June 19, 2002 to May 21, 2012	10.0900	179,000	279,000
August 1, 2002	August 1, 2003 to July 31, 2012	8.0600	200,000	200,000
October 11, 2002	October 11, 2002 to October 10, 2007	8.6165	1,200,000	1,200,000
November 13, 2002	November 13, 2003 to November 12, 2012	6.1500	6,860,000	7,040,000
July 25, 2003	July 25, 2004 to July 23, 2013	4.3500	105,911,878	127,551,200
September 16, 2003	September 16, 2004 to September 14, 2013	4.9000	1,190,000	1,190,000

			178,742,716	222,177,528

iii.	Details of share options granted during the year

		2004		2003

Exercise period	Exercise price	Consideration received	Number of options	Consideration received	Number of options
	HK$	HK$		HK$

July 25, 2004 to July 23, 2013	4.3500	-	-	-	131,666,200
September 16, 2004 to September 14, 2013	4.9000	-	-	-	1,190,000

		-	-	-	132,856,200

iv.	Details of share options exercised during the year

				2004		2003

	Exercise period	Exercise price	Market value per share at exercise date	Proceeds received	Number of options	Proceeds received	Number of options
		HK$	HK$	HK$		HK$

	July 26, 2004 to December 31, 2004	4.3500	4.75 to 5.50	23,964,093	5,508,987	-	-

				23,964,093	5,508,987	-	-

v.	Details of share options cancelled during the year
			Number of options

	Exercise period	Exercise price HK$	2004	2003

	May 26, 2001 to April 17, 2011	10.3000	1,530,000	-
	September 27, 2001 to September 7, 2011	6.8150	3,600,000	-

			5,130,000	-

32	EQUITY COMPENSATION BENEFITS (continued)

	a.	Share option schemes of the Company (continued)

		vi.	Details of share options lapsed during the year

		Number of options

Exercise period	Exercise price HK$	2004	2003

August 17, 2000 to August 17, 2009	11.7800	652,798	5,223,068
August 17, 2000 to October 25, 2009	22.7600	1,076,800	1,900,000
December 20, 2000 to December 20, 2009	33.5600	-	216,000
May 26, 2001 to August 26, 2010	60.1200	362,000	1,125,000
March 15, 2001 to October 27, 2010	24.3600	1,881,012	1,780,120
January 22, 2001 to January 22, 2011	16.8400	6,083,120	4,393,140
May 26, 2001 to April 17, 2011	10.3000	688,600	251,240
July 16, 2002 to July 16, 2011	9.1600	41,160	55,000
March 31, 2002 to August 1, 2011	16.8400	-	800,000
April 29, 2003 to April 29, 2012	9.9500	5,600,000	-
June 19, 2002 to May 21, 2012	10.0900	100,000	300,000
November 13, 2003 to November 12, 2012	6.1500	180,000	80,000
July 25, 2004 to July 23, 2013	4.3500	16,130,335	4,115,000

		32,795,825	20,238,568

vii.	The following table summarizes information about fixed stock options outstanding at December 31, 2004

				Options outstanding		Options exercisable

	Range of exercise prices		Number outstanding at December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Number of options exercisable at December 31, 2004	Weighted average exercise price
				(years)	HK$		HK$

	HK$	4.01 to 5.04	107,101,878	8.57	4.36	32,327,596	4.36
		5.05 to 7.54	6,860,000	7.87	6.15	4,573,307	6.15
		7.55 to 11.29	4,075,660	5.50	9.25	3,775,426	9.28
		11.30 to 16.79	18,872,390	4.63	11.78	18,872,390	11.78
		16.80 to 25.04	31,799,488	5.85	20.11	27,435,848	20.62
		55.05 to 70.04	9,946,600	5.65	60.12	6,307,960	60.12
		70.05 to 85.00	86,700	5.11	75.24	86,700	75.24

	Total		178,742,716			93,379,227

viii.	The following table summarizes information about fixed stock options granted for the years ended December 31, 2003 and 2004.

	2004		2003

Options granted	Weighted average fair value at grant date HK$	Weighted average exercise price HK$	Weighted average fair value at grant date HK$	Weighted average exercise price HK$

Exercise price of the options equals to market price of the stock at grant date	-	-	2.68	4.36

32	EQUITY COMPENSATION BENEFITS (continued)

	b.	Share award schemes of the Company

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

A summary of movements in shares held under the share award schemes during the year is as follows:

	Number of shares
	2004	2003

Beginning of year	5,771,000	7,935,205
Purchases from the market by the trustee at average market price of HK$4.35 per share	-	834,800
Awards of vested shares to employees	(2,078,600)	(2,999,005)

End of year	3,692,400	5,771,000

	2004 HK$ million	2003 HK$ million

Fair value of shares held as at December 31	18	29
Fair value, on date of purchase, of shares purchased from the market	-	4
Fair value of shares awarded to employees during the year	10	16
Amounts recognized in the consolidated balance sheet as prepaid expenses	7	17
Amounts recognized in the consolidated income statement as staff costs	10	12

c.	Employees’ rights to invest in shares of JALECO
In August 2000, the Group established an incentive scheme under which certain employees of the Group were granted options to acquire equity interests in JALECO. The exercise price of the options to the employees was set at a price not less than the fair value of the shares at the time of issue. Shares of JALECO have been trading below the cost of the options since the first exercise date. As at December 31, 2003 and up to November 8, 2004, a total number of 4,021,000 shares of JALECO were held by the incentive scheme which was operated under a limited partnership arrangement and no options were exercised by the employees. On November 8, 2004, the limited partnership was dissolved and the 4,021,000 shares of JALECO were transferred to Pacific Century CyberWorks Japan Limited, a wholly-owned subsidiary of the Company.

d.	Share option scheme of PCPD
A new share option scheme (the “2003 Scheme”) was approved and adopted on March 17, 2003 by PCPD. The 2003 Scheme is valid and effective for a period of ten years after the date of adoption.

The purpose of the 2003 Scheme is to enable PCPD to grant options to any directors (including executive directors, non-executive directors and independent non-executive directors) of PCPD and its subsidiaries (the “PCPD Group”) and full-time or part-time employees (including executives or officers) of the PCPD Group and any advisors and consultants providing advisory, consultancy or other services to the PCPD Group, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters, service providers of any member of the PCPD Group and those staff under secondment to the PCPD Group who the Board of PCPD considers, in its sole discretion, have contributed or will contribute to the PCPD Group (“Participant”) as incentives or rewards for their contribution to the PCPD Group and to encourage Participants to work towards enhancing the value of PCPD and its shares for the benefit of PCPD and its shareholders as a whole.

32	EQUITY COMPENSATION BENEFITS (continued)

	d.	Share option scheme of PCPD (continued)
The maximum number of shares of PCPD in respect of which options may be granted under the 2003 Scheme and any other share option schemes of PCPD is not permitted to exceed 30 percent in nominal amount of the issued share capital of PCPD from time to time. The maximum number of shares in respect of which options may be granted to a specifically identified single grantee under the 2003 Scheme shall not (when aggregated with any shares subject to any other share option schemes of PCPD) in any twelve month period exceed one percent of the shares in issue.

Where any grant of options to a substantial shareholder or an independent non-executive director of PCPD, or any of their respective associates, would result in the shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled or outstanding) to such person in the twelve month period up to and including the date of grant:

(i) representing in aggregate over 0.1 percent of the shares in issue; and

(ii) having an aggregate value, based on the closing price of the shares as stated in the daily quotations sheets issued by the Stock Exchange on the date of grant, in excess of HK$5 million,

such grant of options shall be subject to prior approval by resolution of the shareholders who are not connected persons of PCPD pursuant to the Listing Rules.

Consideration to be paid on each grant of options is HK$1 and an offer remains open for the acceptance by Participant concerned for a period of 28 days from date of grant or otherwise stated in the offer letter. The option period is a period to be notified by the Board of PCPD to each grantee at the time of making an offer which shall not expire later than ten years from the date of grant. The exercise price is determined by the Board of PCPD, and shall not be less than the greatest of (i) the closing price of the shares of PCPD as stated in the daily quotations sheet issued by the Stock Exchange on the date of grant; (ii) the average closing price of the shares of PCPD for the five business days immediately preceding the date of grant; and (iii) the nominal value of the share of PCPD.

i.	Movements in share options

The following presents a summary of the share option scheme of PCPD for each of the years ended December 31, 2003 and 2004:

		Number of options	Weighted average exercise price HK$

	Outstanding, December 31, 2002 and 2003	-	N/A
	Granted (note ii)	10,000,000	2.375

	Outstanding, December 31, 2004 (note ii)	10,000,000	2.375

	Options to purchase 10,000,000 shares of the Company’s shares at weighted average exercise prices of HK$2.375 were exercisable at December 31, 2004.

ii.	Details of share options granted during the year

			2004		2003

Date of grant	Exercise period	Exercise price	Consideration received	Number of options	Consideration received	Number of options
		HK$	HK$		HK$

December 20, 2004	December 20, 2004 to December 19, 2014	2.375	2	10,000,000	-	-

			2	10,000,000	-	-

iii.	The following table summarizes information about fixed stock options granted for the years ended December 31, 2003 and 2004.

	2004		2003

Options granted	Weighted average fair value at grant date	Weighted average exercise price	Weighted average fair value at grant date	Weighted average exercise price
	HK$	HK$	HK$	HK$

Exercise price of the options equals to market price of the stock at grant date	1.29	2.375	–	–

33	DEFICIT
		2004
		Share premium HK$ million	Special capital reserve HK$ million	Property revaluation reserve HK$ million	Currency translation reserve HK$ million	Deficit HK$ million	Total HK$ million

	Beginning of year	173,460	-	305	(97)	(182,850)	(9,182)

	Exercise of staff share options	22	-	-	-	-	22
	Elimination of accumulated deficit as at June 30, 2004 against share premium account (note a)	(152,932)	-	-	-	152,932	-
	Transfer to special capital account (note a)	(20,532)	20,532	-	-	-	-
	Reversal of excess provision for impairment loss as at June 30, 2004 to special capital reserve (note c)	-	14	-	-	(14)	-
	Elimination of losses for the period from July 1, 2004 to December 30, 2004 against special capital reserve (note b)	-	(566)	-	-	566	-
	Valuation adjustment	-	-	(254)	-	-	(254)
	Deficit on revaluation of investment properties, net of deferred taxation	-	-	(26)	-	-	(26)
	Translation exchange differences	-	-	-	53	-	53
	Realization of negative goodwill on disposal of interest in subsidiaries	-	-	-	-	(16)	(16)
	Profit for the year	-	-	-	-	1,638	1,638
	Dividend declared and paid in respect of current year	-	-	-	-	(295)	(295)

	End of year	18	19,980	25	(44)	(28,039)	(8,060)

	Attributable to:
	The Company and subsidiaries	18	19,980	25	(44)	(28,341)	(8,362)
	Jointly controlled companies	-	-	-	-	53	53
	Associates	-	-	-	-	249	249

	End of year	18	19,980	25	(44)	(28,039)	(8,060)

	2003
	Share premium HK$ million	Special capital reserve HK$ million	Property revaluation reserve HK$ million	Currency translation reserve HK$ million	Deficit HK$ million	Total HK$ million

Beginning of year	170,571	-	-	(117)	(177,534)	(7,080)
Issue of ordinary shares, net of issuing expenses	2,889	-	-	-	-	2,889
Surplus on revaluation of investment properties	-	-	305	-	-	305
Translation exchange differences	-	-	-	20	-	20
Provision for impairment of goodwill attributable to REACH	-	-	-	-	315	315
Provision for impairment of goodwill attributable to subsidiaries	-	-	-	-	469	469
Loss for the year	-	-	-	-	(6,100)	(6,100)

End of year	173,460	-	305	(97)	(182,850)	(9,182)

Attributable to:
The Company and subsidiaries	173,460	-	305	(97)	(183,004)	(9,336)
Jointly controlled companies	-	-	-	-	57	57
Associates	-	-	-	-	97	97

End of year	173,460	-	305	(97)	(182,850)	(9,182)

33	DEFICIT (continued)

	a.	Pursuant to a special resolution passed at an extraordinary general meeting of the Company held on May 19, 2004 and the subsequent order of the High Court of Hong Kong (the “High Court”) made on August 3, 2004, the entire amount of HK$173,464,615,915 then standing to the credit of the share premium account of the Company was cancelled in accordance with the provisions of the Hong Kong Companies Ordinance (the “Capital Reduction”).

Out of the credit arising from the Capital Reduction, HK$152,932,345,321 was applied to eliminate the accumulated losses of the Company as at June 30, 2004. An undertaking was given by the Company in connection with the Capital Reduction. Pursuant to the undertaking, the balance of HK$20,532,270,594 of the credit arising from the Capital Reduction and any sum received by the Company in respect of its investments against which provision for impairment loss or diminution in value had been made up to June 30, 2004 (or, in the case of a revaluation or disposal of any of such investment, sums revalued or realized in excess of the written down value of the relevant investment as at June 30, 2004) up to an aggregate amount of HK$152,932,345,321 shall be credited to a special capital reserve in the accounting records of the Company. While any debt or liability of, or claim against, the Company at the date of the Capital Reduction remains outstanding and the person entitled to the benefit thereof has not agreed otherwise, the special capital reserve shall not be treated as realized profit and (for so long as the Company remains a listed company) shall be treated as an undistributable reserve for the purposes of section 79C of the Hong Kong Companies Ordinance. The undertaking, however, is subject to the following provisos:-

(i) the amount standing to the credit of the special capital reserve may be applied for the same purposes as a share premium account may be applied or may be reduced or extinguished by the aggregate of any increase in the Company’s issued share capital or share premium account resulting from an issue of shares for cash or other new consideration or upon a capitalization of distributable reserves after the date of the Capital Reduction;

(ii) an amount of up to HK$20,532,270,594 of the special capital reserve may be applied by the Company for the purpose of eliminating any loss sustained after June 30, 2004, provided that if subsequent to the elimination any of the Company’s investments against which provision for impairment loss or diminution in value has been made for the period respecting the loss shall be revalued in excess of their written down value at the end of that period or realized for a sum in excess of such written down value, or any sum is received by the Company in respect of such investment, then a sum equal to the amount of the revaluation or the sum realized in excess of the written down value or the sum received by the Company in respect of such investment as aforesaid up to an aggregate amount of HK$20,532,270,594 or the total amount of the non-permanent losses sought to be eliminated (whichever is less) shall be re-credited to the special capital reserve; and

(iii) upon the coming into force of one or more guarantees to be issued by Standard Chartered Bank (HK) Limited in the form scheduled to the undertaking, the Company will be released from the undertaking to the extent of an amount equal to the sum so guaranteed less the fees and expenses incurred in issuing the relevant guarantee(s), with the result that such amount of the special capital reserve would thereby become distributable.

	b.	Pursuant to resolutions of the Board of the Company passed on September 29, 2004 and December 30, 2004, losses for the periods from July 1, 2004 to September 29, 2004 and from September 30, 2004 to December 30, 2004 in the amount of HK$284,227,183 and HK$281,932,052 respectively was eliminated against the special capital reserve by the Company.

	c.	During the year, a subsidiary of the Company, against which provision for impairment loss for diminution in value had been made in prior years, was liquidated. The amount realized from the liquidation exceeded the written down value by HK$13,681,249. In accordance with the undertaking given by the Company to the High Court, as summarized in note (a) above, the Company is required to credit such amount to the special capital reserve.

34	DEFERRED TAXATION

	a.	Movement in deferred tax liabilities/(assets) during the year is as follows:

	2004
	Accelerated tax depreciation HK$ million	Valuation adjustment resulting from acquisition of subsidiaries HK$ million	Leasing partnership HK$ million	Revaluation of properties HK$ million	Others HK$ million	Total HK$ million

Beginning of year	1,725	490	469	471	(129)	3,026
(Credited)/Charged to consolidated
income statement (note 15)	(171)	(30)	(152)	42	52	(259)
Credited to property revaluation reserve	-	-	-	(188)	-	(188)
Exchange differences	-	-	-	-	(4)	(4)

End of year	1,554	460	317	325	(81)	2,575

	2003
	Accelerated tax depreciation HK$ million	Valuation adjustment resulting from acquisition of subsidiaries HK$ million	Leasing partnership HK$ million	Revaluation of properties HK$ million	Others HK$ million	Total HK$ million

Beginning of year	1,840	485	467	451	(78)	3,165
(Credited)/Charged to consolidated
income statement (note 15)	(115)	5	2	20	(57)	(145)
Exchange differences	-	-	-	-	6	6

End of year	1,725	490	469	471	(129)	3,026

					2004 HK$ million	2003 HK$ million

Net deferred tax assets recognized in the consolidated balance sheet					(38)	-
Net deferred tax liabilities recognized in the consolidated balance sheet					2,613	3,026

					2,575	3,026

b.	Deferred income tax assets are recognized for tax loss carry forwards to the extent that realization of the related tax benefit through utilization against future taxable profits is probable. The Group has unutilized estimated tax losses of HK$14,846 million (2003: HK$12,643 million) to carry forward for deduction against future taxable income. Estimated tax losses of HK$1,916 million (2003: HK$1,818 million) will expire within 1-5 years from December 31, 2004. The remaining portion of the tax losses, mainly relating to Hong Kong companies, can be carried forward indefinitely.

35	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

	a.	Reconciliation of profit/(loss) before taxation to net cash inflow from operating activities

	2004 HK$ million	2003 HK$ million	2002 HK$ million

Profit/(Loss) before taxation	2,639	(5,151)	(6,482)
Adjustment for:
Losses on disposal of interests in RWC and MobileOne, net	–	–	1,433
Impairment loss on interest in REACH	–	4,159	8,263
Impairment loss on interest in another jointly controlled company	–	227	–
Impairment loss on interest in other jointly controlled companies and associates	16	78	–
Provision for inventory obsolescence	9	70	26
Write-off of intangible assets	–	–	8
Interest income	(57)	(132)	(164)
Interest expense	1,852	2,020	1,948
Finance charges	124	217	226
Depreciation	2,379	2,674	2,623
Net unrealized holding losses/(gains) on other investments	25	(8)	142
Realized (gains)/losses on disposal of other investments	–	(8)	182
Realized gains on disposal of investments in jointly controlled companies
and associates	(3)	(8)	(34)
Realized gains on disposal of investment securities	(19)	(87)	(56)
Gain on deemed disposal of interest in subsidiaries	(72)	–	–
Gain on disposal of shares of a subsidiary, net of expenses	(563)	–	–
Provision for impairment of investments	187	258	581
Provision for impairment of fixed assets	29	1,167	232
Provision for impairment of multimedia business related assets	–	301	309
Provision for impairment of game business related assets	–	893	–
Provision for impairment of other non-current assets	11	91	–
Release of provision for an onerous contract	–	–	(464)
(Gain)/Loss on disposal of fixed assets	(56)	145	76
Provision for doubtful debts	45	115	148
Dividend income	(11)	–	–
Amortization of intangible assets	97	132	112
Amortization of goodwill	63	82	85
Amortization of business development costs	3	–	12
Amortization of premium received from equity options	(5)	(12)	(32)
Share of results of jointly controlled companies and associates	(148)	826	(831)
Gain on termination and amendment of the terms of cross currency swap
contracts	–	(532)	(332)

Operating profit before changes in working capital	6,545	7,517	8,011

35	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

	a.	Reconciliation of profit/(loss) before taxation to net cash inflow from operating activities (continued)

	2004 HK$ million	2003 HK$ million	2002 HK$ million

Operating profit before changes in working capital	6,545	7,517	8,011

Decrease/(Increase) in operating assets
- properties under development	(2,480)	286	(2,204)
- inventories	58	(123)	(135)
- accounts receivable	(113)	54	(32)
- prepayment, deposits and other current assets	72	(245)	54
- sales proceeds held in stakeholders’ accounts	(2,016)	(2,402)	–
- restricted cash	1,797	(2,701)	–
- amounts due from related companies	94	(25)	204
Increase/(Decrease) in operating liabilities
- accruals, accounts payable, provisions, other payables and deferred income	2,488	3,448	159
- amount due to minority shareholders of subsidiaries	–	–	5
- gross amounts due to customers for contract work	5	(10)	(38)
- amounts due to related companies	(49)	(322)	(446)
- advances from customers	(106)	(63)	(277)

Cash generated from operations	6,295	5,414	5,301

Interest paid	(338)	(294)	(221)
Interest received	41	93	82
Tax paid
- Hong Kong profits tax paid	(1,233)	(1,371)	(1,243)
- overseas tax paid	–	(26)	(2)

Net cash inflow from operating activities	4,765	3,816	3,917

35	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

	b.	Acquisitions of subsidiaries

		2004 HK$ million	2003 HK$ million	2002 HK$ million

	Net assets acquired:
	Fixed assets	–	25	–
	Intangible assets	5	–	–
	Investment in unconsolidated subsidiaries	55	–	–
	Inventories	–	3	–
	Accounts receivable, prepayments, deposits and other assets	70	161	–
	Cash and bank balances	–	304	–
	Accounts payable, accruals and other payables	–	(135)	–
	Minority interests	–	4	–

		130	362	–
	Goodwill arising on acquisition	89	55	–

		219	417	–

	Satisfied by:
	Interest in jointly controlled companies	–	130	–
	Interest in associates	–	112	–
	Interest in certain subsidiaries	209	–	–
	Setting off shareholder’s loan	–	23	–
	Cash from internal resources	10	152	–

		219	417	–

	Analysis of the net (outflow)/inflow of cash and cash equivalents in respect
	of the acquisition of subsidiaries:
	Cash	(10)	(152)	–
	Cash and bank balances acquired	–	304	–

	Net cash (outflow)/inflow in respect of acquisition of subsidiaries	(10)	152	–

c.	Analysis of cash and cash equivalents

		2004 HK$ million	2003 HK$ million	2002 HK$ million

	Cash and bank balances	4,413	8,248	8,638
	Bank loans and overdrafts	(15)	(12)	(37)
	Restricted cash	(904)	(2,701)	(720)

	Cash and cash equivalents as at December 31	3,494	5,535	7,881

d.	Major non-cash transaction

During 2004, the Group disposed of its interest in certain investment properties, the Cyberport project and related property and facilities management companies to DFG for an aggregate consideration of HK$6,557 million. Such consideration was satisfied by the issuance of the then 93.42 percent of the increased share capital of DFG of approximately HK$2,967 million and convertible notes of HK$3,590 million respectively. Details of this transaction are set out in note 1(c).

36	NET LEASE PAYMENTS RECEIVABLE

A company within the Group is a limited partner in a number of limited partnerships, which own and lease assets to third parties.

		2004 HK$ million	2003 HK$ million

The net investment in relation to these finance leases comprises:
Net lease payments receivable		377	454
Less:	Current portion of net lease payments receivable (included in “Prepayments, deposits
	and other current assets” in the consolidated balance sheet)	(90)	(77)

		287	377

Non-recourse finance of HK$1,573 million (2003: HK$2,302 million) has been offset against net rentals receivable in arriving at the above net investment in finance leases.

37	FINANCIAL INSTRUMENTS

	a.	Equity options

In 2002, the Group entered into certain derivative contracts, in the form of equity swap and equity option contracts, with a third party with the effect of entering into forward sales of a portion of certain quoted other investments plus written call options held by the counterparty for the remaining portion of those quoted other investments. The deemed forward sales effectively eliminated the Group’s exposure to market price fluctuation and accordingly, the underlying quoted other investments were carried at the deemed forward price as at December 31, 2002. An advance receipt of approximately HK$187 million for the deemed forward sales was received in 2002. The amount was included in “Other long-term liabilities” in the consolidated balance sheet and is interest bearing at commercial rate. The Group recognized a gain of approximately HK$10 million for marking the quoted other investments to the deemed forward price and the gain was reflected in “Net gains on investments” in the consolidated income statement for the year ended December 31, 2002. The Group also received premiums of approximately HK$25 million for the written call options with notional amount of approximately HK$71 million. The premiums received were recorded as deferred income and are being amortized into income on a straight-line basis over the life of the call options. The underlying quoted other investments are carried at market value at each balance sheet date and any unrealized holding gains or losses are recognized in the consolidated income statement in the period as it arises. The underlying quoted other investments for both the deemed forward sales and written call options have been placed as collateral for the above equity swap and equity option transactions (note 27(d)). No new derivative contract of this nature was entered into by the Group in 2004 and 2003.

Apart from the above, the Group had no other outstanding written equity call options as at December 31, 2004 and 2003. Other than the equity options as mentioned in the previous paragraph, the Group did not receive premiums on writing new equity options in 2004 and 2003.

The notional amounts of the outstanding equity option contracts indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk.

	b.	Interest rate options

The Group entered into interest rate options to manage its interest rate risk. As at December 31, 2004, the total notional amount of such instruments was HK$53 million (2003: HK$68 million).

The notional amounts of the outstanding interest rate options indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk.

	c.	Swaps

As at December 31, 2004, the Group had outstanding cross currency swap contracts of US$5,956 million and Yen 30,000 million (2003: US$2,756 million and Yen 30,000 million) at various rates totaling approximately HK$46,457 million and HK$1,950 million (2003: HK$21,497 million and HK$1,950 million), respectively, to manage the Group’s exposure to foreign currencies and interest rate fluctuations.

In 2003, the Group recognized a gain of approximately HK$532 million (2002: HK$332 million) from the termination of certain cross currency swap contracts and the amendment of the terms of another cross currency swap contract. The gain was reflected under ”Net gains on investments” in the consolidated income statement (see note 7).

38	COMMITMENTS

	a.	Capital

	2004 HK$ million	2003 HK$ million

Authorized and contracted for with payments due
– not exceeding one year	1,148	2,514
– over one year, but not exceeding two years	680	481
– over two years, but not exceeding three years	76	25
– over three years, but not exceeding four years	2	4
– over four years, but not exceeding five years	3	1

	1,909	3,025
Authorized but not contracted for	3,077	3,480

	4,986	6,505

An analysis of the above capital commitments by nature is as follows:

	2004 HK$ million	2003 HK$ million

Investments	236	274
Investment properties	85	82
Property development (note i)	3,954	5,637
Acquisition of fixed assets	707	512
Others	4	–

	4,986	6,505

	i.	The capital commitment as disclosed above represented management’s best estimate of total construction costs of the Cyberport project, which has been revised from the total construction costs since the Cyberport Project Agreement was entered into on May 17, 2000.

b.	Operating leases

As at December 31, 2004, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

Land and buildings

	2004 HK$ million	2003 HK$ million

Within 1 year	143	148
After 1 year but within 5 years	209	259
After 5 years	76	198

	428	605

Equipment

	2004 HK$ million	2003 HK$ million

Within 1 year	144	44
After 1 year but within 5 years	56	–
After 5 years	10	–

	210	44

38	COMMITMENTS (continued)

b.

Operating leases (continued)

Future minimum payments for the next five years, under the non-cancellable operating leases with initial or remaining terms of one year or more, consist of the following at December 31, 2004:

		HK$ million

	2005	287
	2006	133
	2007	65
	2008	35
	2009	32
	Thereafter	86

		638

c.	Others

As at December 31, 2004, the Group had outstanding forward foreign exchange contracts to buy US$141 million (2003: US$910 million) at various rates totaling approximately HK$1,090 million (2003: HK$7,100 million).

As set out in note 3(c) above, on June 17, 2004, the Company agreed to provide REACH with a revolving working capital loan facility up to US$25 million (approximately HK$195 million). The facility is secured and will be repayable in full by REACH on December 31, 2007. The interest receivable under this facility is LIBOR plus 250 basis points. As at December 31, 2004, none of this working capital loan facility has been drawn down by REACH.

In addition, the Group has outstanding commitment of HK$586 million as at December 31, 2004 (2003: Nil) in relation to the rights to broadcast certain TV contents, under which the payments are due:

	2004 HK$ million	2003 HK$ million

Within one year	242	–
Over one year, but not exceeding two years	237	–
Over two years, but not exceeding three years	103	–
Over three years, but not exceeding four years	3	–
Over four years, but not exceeding five years	1	–

	586	–

39	CONTINGENT LIABILITIES

2004 HK$ million		2003 HK$ million

Performance guarantee	129	130
Tender guarantee	1	2
Advance payment guarantee	6	9
Guarantees given to banks in respect of credit facilities granted to an associate	–	85
Guarantee in lieu of cash deposit	5	16
Staff mortgage loan guarantee	1	1
Employee compensation	3	–
Guarantee indemnity	11	12
Corporate guarantee	92	–

	248	255

Expiry dates
– not exceeding one year	110	69
– over one year, but not exceeding two years	12	64
– over two years, but not exceeding three years	20	3
– over three years, but not exceeding four years	1	19
– over five years	105	100

	248	255

On April 23, 2002, a writ of summons was issued against PCCW-HKT Limited (“HKT”), an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for HKT’s failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTNS”), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$103 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725 percent per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Cap. 4. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants are successful in their claim. A defense was filed by HKT on May 29, 2002 and proceedings are ongoing. Based on legal advice received, the directors consider that HKT has valid defenses and therefore no provision has been made.

40	BANKING FACILITIES

Aggregate banking facilities as at December 31, 2004 were HK$11,300 million (2003: HK$17,714 million) of which the unused facilities amounted to HK$11,286 million (2003: HK$12,745 million).

A summary of major borrowings is set out in note 28(a).

Security pledged for certain banking facilities includes:

2004 HK$ million		2003 HK$ million

Investment properties	–	3,737
Interest in a subsidiary	–	312
Land and buildings	33	–
Bank deposit	15	119
Investment securities	19	20

	67	4,188

As at December 31, 2004, an indirect subsidiary of the Company has been granted a banking facility amounting to approximately HK$20 million (2003: Nil) from a bank for the purpose of providing guarantee to the Government. Such facility was secured by bank deposit placed by the subsidiary from time to time to secure the amount of guarantee issued by the bank. The bank deposit was included in “Restricted cash” in the consolidated balance sheet (see note 27(b)) as at December 31, 2004.

41	POST BALANCE SHEET EVENTS
The following events occurred subsequent to December 31, 2004 up to the date of approval of these financial statements by the Board:

	a.	On January 19, 2005, China Netcom Group and CNC(BVI) entered into a conditional subscription agreement (the “Subscription Agreement”) with the Company. Pursuant to the Subscription Agreement, CNC(BVI) conditionally agreed to subscribe for 1,343,571,766 new ordinary shares of the Company of HK$0.25 each at a price of HK$5.90 per share (the “Subscription”), representing approximately 20 percent of the Company’s issued share capital as enlarged by the allotment and issue of the subscription shares. Under the terms of the Subscription Agreement, China Netcom Group has been granted certain rights, including the right to nominate three directors and China Netcom Group’s anti-dilution rights. The proceeds of the Subscription are approximately HK$7,927 million (before deduction of expenses). Subject to the Group’s capital investment procedures and the identification of appropriate investment opportunities, the Company intends to invest up to HK$5,000 million of these proceeds in telecommunications opportunities in the PRC. The remainder will be used for reducing the Group’s debt and general corporate purposes. The Subscription Agreement and related matters were approved by the Company’s shareholders pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on March 16, 2005.

	b.	On February 24, 2005, the Company elected to convert Tranche A of the convertible note with the principal amount of HK$1,170 million, which was issued by PCPD to the Company on May 10, 2004 as set out in note 1(c), into new shares of PCPD of HK$0.10 each at HK$2.25 per PCPD share. Upon the exercise of conversion rights by the Company effective March 1, 2005, PCPD alloted and issued 520,000,000 new PCPD shares to Asian Motion (as directed by the Company), which rank pari passu in all respects with the existing shares of PCPD. Immediately after the conversion and as at the date of approval of these financial statements by the Board, the Company holds an equity interest of approximately 61.66% in the issued share capital of PCPD.

	c.	Pursuant to the Property Sale and Purchase Agreement as set out in note 19, the disposal by Partner Link of PCCW Tower was completed on February 7, 2005 such that the entire cash consideration of HK$2,808 million was all received by Partner Link and the assignment of PCCW Tower to the purchaser was completed on February 7, 2005. Taking into account the adoption of Hong Kong Accounting Standard (“HKAS”) 40 “Investment Property”, which is effective for accounting periods beginning on or after January 1, 2005, and the related transitional provisions, the disposal is estimated to realize a gain of approximately HK$17 million to the Group.

	d.	Pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on March 16, 2005, the authorized share capital of the Company was increased to HK$2,500,000,000 divided into 10,000,000,000 shares of HK$0.25 each.

42	RECENT HK GAAP ACCOUNTING STANDARDS
	a.	The HKICPA has undertaken to converge by January 1, 2005 all Hong Kong Financial Reporting Standards (“ HKFRSs”) with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board. As a result, the HKICPA has issued a number of new and revised HKFRSs, including HKASs, HKAS Interpretations (“HKAS-INTs”) and HKFRSs, which were aligned with the requirements of IFRSs in effect as at December 31, 2004 in all material respects and are effective for accounting periods beginning on or after January 1, 2005. As a consequence, the corresponding SSAPs and Interpretations are superseded effective January 1, 2005. The applicable HKFRSs required to be adopted by the Group for the year ending December 31, 2005 are set out below.

HKFRSs issued		Standards superseded

HKAS 1	Presentation of Financial Statements	SSAP 1	Presentation of financial statements
HKAS 2	Inventories	SSAP 22	Inventories
HKAS 7	Cash Flow Statements	SSAP 15	Cash flow statements
HKAS 8	Accounting Policies, Changes in Accounting	SSAP 2	Net profit or loss for the period,
	Estimates and Errors		fundamental errors and changes in
accounting policies
HKAS 10	Events After the Balance Sheet Date	SSAP 9	Events after the balance sheet date
HKAS 11	Construction Contracts	SSAP 23	Construction contracts
HKAS 12	Income Taxes	SSAP 12	Income taxes
HKAS 14	Segment Reporting	SSAP 26	Segment reporting
HKAS 16	Property, Plant and Equipment	SSAP 17	Property, plant and equipment
HKAS 17	Leases	SSAP 14	Leases
HKAS 18	Revenue	SSAP 18	Revenue
HKAS 19	Employee Benefits	SSAP 34	Employee benefits
HKAS 21	The Effects of Changes in Foreign Exchange	SSAP 11	Foreign currency translation
Rates
HKAS 23	Borrowing Costs	SSAP 19	Borrowing costs
HKAS 24	Related Party Disclosures	SSAP 20	Related party disclosures
HKAS 27	Consolidated and Separate Financial	SSAP 32	Consolidated financial statements and
	Statements		accounting for investments in subsidiaries
HKAS 28	Investment in Associates	SSAP 10	Accounting for investments in associates
HKAS 31	Interests in Joint Ventures	SSAP 21	Accounting for interests in joint ventures
HKAS 32	Financial Instruments: Disclosure and	SSAP 24	Accounting for investments in securities
Presentation
HKAS 33	Earnings Per Share	SSAP 5	Earnings per share
HKAS 36	Impairment of Assets	SSAP 31	Impairment of assets
HKAS 37	Provisions, Contingent Liabilities and	SSAP 28	Provisions, contingent liabilities and
	Contingent Assets		contingent assets
HKAS 38	Intangible Assets	SSAP 29	Intangible assets
HKAS 39	Financial Instruments: Recognition and	SSAP 24	Accounting for investments in securities
Measurement
HKAS 40	Investment Property	SSAP 13	Accounting for investment properties
HKFRS 2	Share-based Payment	—
HKFRS 3	Business Combinations	SSAP 30	Business combinations
HKFRS 5	Non-current Assets held for Sale and	SSAP 33	Discontinuing operations
Discontinued Operations
HKAS-INT 21	Income Taxes – Recovery of Revalued Non-	Interpretation 20	Income taxes – Recovery of revalued non-
	Depreciable Assets		depreciable assets

The adoption of HKAS 1, 2, 7, 8, 10, 11, 12, 14, 16, 17, 18, 19, 21, 23, 24, 27, 28, 31, 33, 36, 37 and HKFRS 5 is not expected to result in substantial changes to the Group’s existing accounting policies under HK GAAP. In summary:

i.	HKAS 1 will affect certain presentations of accounts in the consolidated balance sheet, consolidated income statement and consolidated statement of changes in equity;

ii.	HKAS 2, 8, 16, 21, 28 and 36 will affect certain disclosures in the financial statements;

iii.	HKAS 7, 10, 11, 12, 14, 17, 18, 19, 23, 27, 31, 33, 37 and HKFRS 5 are not expected to have any material impact as the Group’s existing accounting policies already comply with the standards in all material respects; and

iv.	HKAS 24 will affect the identification of related parties and the disclosure of related party transactions.

42	RECENT HK GAAP ACCOUNTING STANDARDS (continued)
For the HKFRSs set out below, the Group is currently assessing the potential impact but is not yet in a position to state whether these HKFRSs would have a significant impact on PCCW’s financial statements presented in accordance with HK GAAP.

		i.	HKAS 38 requires an intangible asset to be recognized as an asset apart from goodwill if it satisfies either the “separability” or “contractual-legal” criterion. It requires intangible assets with infinite useful lives be no longer amortized but tested for impairment at least annually. Intangible assets with finite useful lives are required to be amortized over their useful lives, which are no longer limited to the rebuttable presumption of 20 years, and tested for impairment on the occurrence of a triggering event.

		ii.	HKAS 39 prescribes the principles for recognition and measurement for all financial instruments, including financial assets, financial liabilities and contracts to buy or sell non-financial items, and also extends fair value principles to the measurement of the financial instruments. HKAS 32 prescribes requirements for the presentation of all financial instruments and identifies required information for disclosure in the financial statements.

		iii.	HKAS 40 allows investment properties to be accounted for under the cost model, i.e. at cost less depreciation and impairment loss, or the fair value model. However, if the investment properties are carried at fair value, HKAS 40 requires any changes in the fair value of the investment properties to be reported directly in the income statement. In addition, the transitional provisions of HKAS 40 require any investment property revaluation reserve existing at the date of first adoption of HKAS 40 to be eliminated by way of an opening balance adjustment to the retained earnings, and, if an entity has disclosed publicly the fair value of the investment properties in earlier periods, the standard encourages, but does not require, the adjustment of opening balance of retained earnings for the earliest period presented for which such fair value was disclosed publicly and the restatement of the comparative information for those periods.

		iv.	HKFRS 2 prescribes the recognition principles and fair value measurement basis for all share-based payment transactions, including (i) equity-settled share-based payment transactions, (ii) cash-settled share-based payment transactions; and (iii) transactions with a choice of whether they are settled in cash or by issuing equity instruments. It requires companies to reflect in their profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. HKFRS 2 applies to grants of shares, share options or other equity instruments after November 7, 2002 and not yet vested as at January 1, 2005, and it applies retrospectively to liabilities arising from share-based payment transactions existing as at January 1, 2005.

		v.	HKFRS 3 requires all business combinations for which the agreement date is on or after January 1, 2005 to be accounted for using the purchase method. Goodwill acquired in a business combination will no longer be amortized but will be subject to impairment tests at least annually in accordance with HKAS 36. Upon the adoption of HKFRS 3, the net carrying amount of goodwill carried on the balance sheet is frozen and will be tested for impairment. Goodwill previously taken directly to reserves will no longer be subject to impairment testing and will not be recognized in the income statement when all or part of the business to which the goodwill relates is disposed of. Accordingly, goodwill previously taken directly to reserves will not impact the income statement in the future upon the adoption of HKAS 36.

		vi.	HKAS-INT 21 requires the deferred tax arising from the revaluation of the property to be recalculated as if the investment property is held through use and charged to the income statement.

	b.	In March 2005, the HKICPA issued Interpretation 24 “Revenue – Pre-completion contracts for the sale of development properties”. The Interpretation concludes that property developers shall apply HKAS 18 in recognizing revenue arising from pre-completion contracts for the sale of development properties that do not fall within the scope of HKAS 11 and accordingly, recognize revenue only when all of the criteria specified in HKAS 18 are met. The Interpretation is first effective for pre-completion contracts for the sale of development properties entered into on or after January 1, 2005 and is therefore required to be adopted by the Group for the year ending December 31, 2005. The Group is currently assessing the potential impact on the adoption of this Interpretation on the Group’s financial statements presented in accordance with HK GAAP.

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
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

		Year ended December 31,

	Note(s)	2004 HK$	2003 HK$	2002 HK$
		(in million, except per Share and per ADS data)
Profit/(Loss) attributable to shareholders as reported
under HK GAAP		1,638	(6,100)	(7,762)
US GAAP adjustments:
Provision for impairment of goodwill attributable to	(a)
- subsidiaries		(13,224)	(6)	178
- investments equity accounted for		–	(203)	1,809
Amortization of goodwill	(a)	63	82	85
Provision for impairment of intangible assets	(b)	(3,389)	–	(4,703)
Amortization of intangible assets	(b)	(283)	(283)	(283)
Mark-to-market of marketable equity securities and
derivative instruments	(c) & (n)	(397)	(641)	1,324
Employee stock option schemes	(d)	(9)	(69)	(193)
Depreciation of investment properties	(g)	(191)	(291)	(279)
Deferral of up-front fees	(h)	(111)	(131)	(138)
Expenses relating to non-employee stock options	(i)	(42)	(53)	(67)
Provision for onerous contracts	(j)	(53)	41	(534)
Deferred taxes arising from other GAAP differences	(k)	707	101	716
Retirement scheme costs	(l)	(214)	(57)	(369)
Loss on disposal of interest in RWC	(p)	–	–	1,771
Equity pick up of results of REACH	(q)	(136)	–	–
Others	(r)	(26)	51	(23)

Loss for the year before cumulative effect of a change in
accounting principle		(15,667)	(7,559)	(8,468)
Cumulative effect of a change in accounting principle,
net of tax	(a)(ii)	–	–	(43,589)

Net loss		(15,667)	(7,559)	(52,057)

Loss per share under US GAAP
Basic
Loss for the year before cumulative effect of a change in
accounting principle	(291.75) cents	(152.18) cents	(182.22) cents
Net loss	(291.75) cents	(152.18) cents	(1,120.19) cents

Diluted
Loss for the year before cumulative effect of a change in
accounting principle	(291.75) cents	(152.18) cents	(182.22) cents
Net loss	(291.75) cents	(152.18) cents	(1,120.19) cents

Loss per ADS under US GAAP*
Basic
Loss for the year before cumulative effect of a change in
accounting principle	(2,917.51) cents	(1,521.79) cents	(1,822.19) cents
Net loss	(2,917.51) cents	(1,521.79) cents	(11,201.92) cents

Diluted
Loss for the year before cumulative effect of a change in
accounting principle	(2,917.51) cents	(1,521.79) cents	(1,822.19) cents
Net loss	(2,917.51) cents	(1,521.79) cents	(11,201.92) cents

* One ADS is equivalent to 10 shares.

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
The following table summarizes the effect on shareholders’ (deficit)/equity of the differences between HK GAAP and US GAAP.

		December 31,
	Note(s)	2004 HK$ million	2003 HK$ million

Shareholders’ deficit as reported under HK GAAP		(6,716)	(7,839)

US GAAP adjustments:
Goodwill – cost	(a)	141,412	141,412
Goodwill – amortization and provision for impairment loss	(a)	(78,768)	(65,607)
Intangible assets – cost	(b)	10,694	10,694
Intangible assets – amortization and provision for impairment loss	(b)	(9,676)	(6,004)
Accumulated depreciation on investment properties	(g)	(1,067)	(876)
Investments in marketable equity securities and derivative instruments	(c) & (n)	337	745
Property revaluation reserve	(g)	(25)	(305)
Retirement scheme costs	(l)	130	344
Deferral of up-front fees	(h)	(609)	(498)
Deferred taxes arising from other GAAP differences	(k)	210	(497)
Non-employee stock options	(i)	(273)	(231)
Expenses relating to onerous contracts	(j)	(17)	36
Others	(r)	347	322

		62,695	79,535

Shareholders’ equity under US GAAP		55,979	71,696

Under SSAP 15 (revised) issued by the HKICPA, “Cash flow statements”, the Group presents its cash flow under three headings: (i) operating activities; (ii) investing activities; and (iii) financing activities, which are the same as the three categories under US GAAP. However, the presentation of the Group’s cash flow data in accordance with US GAAP has resulted in certain reclassifications from those presented in accordance with HK GAAP, details of which are set out in note (o). Summarized cash flow data by operating, investing and financing activities in accordance with US GAAP are as follows:

		Year ended December 31,
	Note	2004 HK$ million	2003 HK$ million	2002 HK$ million

Net cash provided by/(used in):
Operating activities	(o)(i)	3,728	3,415	2,810
Investing activities	(o)(ii)	(735)	(2,643)	(812)
Financing activities	(o)(iii)	(5,031)	(3,143)	(1,598)

Change in cash and cash equivalents		(2,038)	(2,371)	400
Cash and cash equivalents at beginning of year	(o)(iv)	5,547	7,918	7,518

Cash and cash equivalents at end of year	(o)(iv)	3,509	5,547	7,918

The components of comprehensive income under US GAAP include the following for the years ended December 31:

2004 HK$ million	2003 HK$ million	2002 HK$ million

Net loss under US GAAP	(15,667)	(7,559)	(52,057)

Unrealized (losses)/gains on marketable securities	(11)	49	(38)
Currency translation reserve	53	20	107
Share of change in reserves of a jointly controlled company	118	121	(124)

Other comprehensive income	160	190	(55)

Total comprehensive income	(15,507)	(7,369)	(52,112)

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
Our primary financial statements have been prepared in accordance with HK GAAP, which differ in certain significant respects from US GAAP.

	a.	Accounting for goodwill

		Year ended December 31,
	Note	2004 HK$ million	2003 HK$ million	2002 HK$ million

Provision for goodwill impairment attributable to
subsidiaries
- under HK GAAP	(i)	–	742	309
- under US GAAP	(iii)	(13,224)	(748)	(131)

		(13,224)	(6)	178

Provision for goodwill impairment attributable to
investments equity accounted for
- under HK GAAP	(i)	–	437	8,263
- under US GAAP	(iii)	–	(640)	(6,454)

		–	(203)	1,809

Net US GAAP adjustment for goodwill impairment loss		(13,224)	(209)	1,987

i.	Under HK GAAP as specified in SSAP 30, “Business combinations” issued by the HKICPA, any goodwill arising from transactions completed from January 1, 2001 onwards is capitalized and amortized on a straight-line basis over its estimated useful life. The amortization charge for each period is recognized as an expense. Generally, goodwill is tested for impairment whenever there are indications that impairment may exist. However, goodwill that is taken initially to reserves arising on transactions prior to January 1, 2001 which was not restated as an asset on adoption of SSAP 30 in 2001 is required to be tested for impairment annually. Goodwill which is amortized over a period exceeding 20 years is also required to be tested for impairment annually. An impairment loss is recognized in the income statement whenever the carrying amount of a cash generating unit to which goodwill belongs exceeds its recoverable amount, which is defined as the higher of net selling price and value-in-use, estimated at each balance sheet date.

ii.	Upon the adoption under US GAAP of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002, goodwill and goodwill included in the carrying value of equity method investments are no longer to be amortized. However, the Group is required to perform goodwill impairment tests in accordance with the provisions of SFAS No. 142.

SFAS No. 142 requires that goodwill be tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process. The first step screens for potential impairment of goodwill if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value. In preparation for the adoption of SFAS No. 142, the Group had completed the transitional impairment test of goodwill as of January 1, 2002 by comparing the fair value of its reporting units to their carrying values. The fair value of TSS1 reporting unit, as determined by a combination of the discounted cashflow method and the guideline company method of the market approach, was less than its carrying value. The allocation of fair values to identifiable tangible and intangible assets resulted in an implied fair value of the goodwill associated with the reporting unit of HK$75,000 million. As a result, a goodwill impairment loss of HK$40,190 million was recorded as at January 1, 2002. For other reporting units, the Group determined that there was no indication of impairment at that time. In addition, the Group recorded an additional HK$3,399 million of transitional goodwill impairment loss, representing its share of transitional goodwill impairment loss in connection with the Group’s investment in RWC as at January 1, 2002. Please refer to note (p) for discussion on implementation of SFAS No. 142 by RWC. Accordingly, the total impairment losses of HK$43,589 million were recorded as a cumulative effect of change in accounting principle in the consolidated income statement as of January 1, 2002.

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
	a.	Accounting for goodwill (continued)
		iii.	The Group performed the annual goodwill impairment tests for all the reporting units as of October 31, 2004. Based on those tests, the fair value of TSS1 reporting unit as determined by a combination of the discounted cashflow method and the guideline company method of the market approach, was less than its carrying value and the Group recorded a provision for impairment of goodwill amounting to HK$13,224 million for the year that has been included in “Provisions for impairment losses” in the consolidated income statement for the year ended December 31, 2004. For other reporting units, the Group determined that there was no indication of impairment based on the annual tests performed. No impairment was recorded under HK GAAP for TSS1 reporting unit for the year ended December 31, 2004 as provision for impairment was made for the related balance of goodwill in previous years based on discounted cashflow methodology under SSAP 31 “Impairment of assets”.

During 2003, based on the annual goodwill impairment tests for all the reporting units as of October 31, 2003, only the fair value of the JALECO reporting unit as determined by the discounted cashflow method was less than its carrying value and the Group recorded a provision for impairment of goodwill amounting to HK$748 million for the year that was included in “Provisions for impairment losses” in the consolidated income statement for the year ended December 31, 2003.

During 2002, based on the annual goodwill impairment tests for all the reporting units as of October 31, 2002, only the fair value of the PCC reporting unit included in “Others” as determined by the discounted cashflow method was less than its carrying value and the Group recorded a provision for impairment of goodwill amounting HK$131 million that was included in “Provisions for impairment losses” in the consolidated income statement for the year ended December 31, 2002.

The carrying values of goodwill under US GAAP for the reporting units noted above for the years ended December 31, 2004 and 2003 are as follows:

	TSS1 HK$ million	BtN Access HK$ million	PCCW Directories HK$ million	JALECO HK$ million	PCPD HK$ million	Others HK$ million	Total HK$ million

As at January 1, 2003	75,000	693	251	757	–	134	76,835
Addition	–	–	56	–	–	27	83
Reclassification from interest
in associates	–	–	157	–	–	–	157
Provision for impairment
losses made during the year	–	–	–	(748)	–	–	(748)
Others	–	–	–	(9)	–	–	(9)

As at December 31, 2003	75,000	693	464	–	–	161	76,318
Addition	–	–	–	–	84	6	90
Provision for impairment
losses made during the year	(13,224)	–	–	–	–	–	(13,224)

As at December 31, 2004	61,776	693	464	–	84	167	63,184

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
	a.	Accounting for goodwill (continued)
The following table sets out the reconciliation between the carrying value of goodwill as reported under HK GAAP and US GAAP:

2004 HK$ million	2003 HK$ million

Carrying value as reported under HK GAAP
Goodwill on consolidated balance sheet	960	933
Goodwill in reserves	37,370	37,354

	38,330	38,287
Reduction in cost of goodwill under US GAAP arising from
- adoption of different measurement date	(9,789)	(9,789)
- additional intangible assets recognized under US GAAP, net of taxation	(9,171)	(9,171)
- other GAAP differences	(245)	(245)
Excess of goodwill amortization recognized under US GAAP over HK GAAP	(8,313)	(8,376)
Excess of goodwill impairment recognized under HK GAAP over US GAAP	52,388	65,612
Excess realization of goodwill recognized under US GAAP over HK GAAP	(16)	–

Carrying value as reported under US GAAP	63,184	76,318

b.	Accounting for identifiable intangible assets
Under HK GAAP, acquired identifiable intangible assets have been limited to those assets that can be identified and controlled and for which the existence of future economic benefits can be determined. In the event the criteria cannot be met, identifiable intangibles acquired in a business combination are required to be classified as a component of goodwill. Identifiable intangible assets are amortized over their expected future economic lives.

Under US GAAP, acquired identifiable intangible assets are required to be determined separately from goodwill based on their fair value as at the acquisition date. SFAS No. 141, “Business Combinations”, which became effective and was adopted by the Group on January 1, 2002, adds new and specific criteria that must be applied to determine whether an intangible asset should be recognized apart from goodwill. In particular, an intangible asset which is acquired in a business combination should be recognized as an asset apart from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. As at the date that SFAS No. 142 was initially applied in its entirety, intangible assets that have been recognized separately from goodwill prior to the adoption of SFAS No. 142 should be reclassified as goodwill if the intangible assets do not meet one of the criteria for recognition apart from goodwill as stated in SFAS No. 141 or have been specifically excluded under SFAS No. 141. SFAS No. 141 specifically excludes assembled workforce acquired in a business combination from recognition apart from goodwill. In addition, as at the date SFAS No. 142 was initially applied in its entirety, the carrying amounts of any previously acquired intangible assets that have been included in the amount reported as goodwill should be reclassified and accounted for as intangible assets apart from goodwill only if (i) the asset meets the recognition criteria mentioned above; (ii) the asset had been assigned an amount equal to its estimated fair value at the date that the business combination was initially recorded; and (iii) the asset was accounted for separately from goodwill as evidenced by the maintenance of accounting records for that asset.

With the adoption of SFAS No. 142 on January 1, 2002, intangible assets with indefinite useful lives are no longer amortized, while intangible assets with finite useful lives will continue to be amortized over their useful lives which are no longer limited to 40 years.

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
	b.	Accounting for identifiable intangible assets (continued)
The following comprise the components of the Group’s intangible assets that will continue to be amortized under SFAS No. 142 as at December 31:

		2004		2003
	Useful lives (years)	Gross carrying amount HK$ million	Accumulated amortization and impairment HK$ million	Gross carrying amount HK$ million	Accumulated amortization and impairment HK$ million

Intangible assets subject to amortization:
Subscriber lists	20	5,255	4,237	5,255	565
Trademarks and tradenames	20	1,518	332	1,518	256
Content license	20	375	375	375	375
Patented technology	10	54	54	54	54
Wireless broadband license	5	106	31	93	11
Others		9	4	9	3

		7,317	5,033	7,304	1,264

The Group has no intangible assets with indefinite useful lives which is not subject to amortization as at December 31, 2003 and 2004.

The following table presents current and expected amortization expense of the intangible assets as of December 31, 2004 for the year ended December 31, 2004 and the subsequent five years:

Amount HK$ million

Aggregate amortization expense:
For the year ended December 31, 2004	380

Expected amortization expense:
For the years ending December 31,
2005	161
2006	161
2007	161
2008	156
2009	141

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
	b.	Accounting for identifiable intangible assets (continued)
Under HK GAAP, intangible assets are required to be tested for impairment when there are indications that impairment may exist. Impairment loss on intangible assets is recognized based on the excess, if any, of the carrying value of the intangible assets over the recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use, of which the calculation basis is described in note 2(h)(i).

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

During the year, the local telephony services subscriber list, that is not recognized as an intangible asset under HK GAAP, was tested for impairment in view of the estimated increase in churn rate of existing direct exchange lines resulting from full liberalization of the fixed line telecommunication market since the beginning of 2003, competition from other fixed line operators and substitution by broadband access lines and wireless telecommunications services. Based on the impairment test performed, the fair value of the local telephony services subscriber list determined by the excess-earnings method was less than its carrying value. Hence, the Group recorded an impairment loss of HK$3,389 million (2003: Nil, 2002: HK$4,703 million) which was included in “Provisions for impairment losses” in the consolidated income statement for the year ended December 31, 2004.

The following table sets out the reconciliation between the carrying value of intangible assets as reported under HK GAAP and US GAAP:

	2004 HK$ million	2003 HK$ million

Carrying value as reported under HK GAAP	1,266	1,350
Carrying value of subscriber lists recognized under US GAAP	1,018	4,690

Carrying value as reported under US GAAP	2,284	6,040

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
	c.	Investments in marketable equity securities
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

2004 HK$ million	2003 HK$ million	2002 HK$ million

Proceeds from disposal of available-for-sale securities	70	49	117

Gross loss from disposal of available-for-sale securities	(26)	(128)	(949)
Add: Provision for other than temporary decline in fair value	40	146	1,002

Realized net gains on available-for-sale securities
included in earnings	14	18	53

The cost of securities sold or the amount reclassified out of accumulated other comprehensive income into earnings was determined based on a specific identification basis.

Investments in securities have been reclassified to conform with US GAAP resulting in the following at December 31:

	2004 HK$ million	2003 HK$ million

Available-for-sale securities	–	83
Unlisted securities carried at cost, net of impairment	419	565

	419	648

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
	d.	Employee stock option schemes
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

During 2002, the Group cancelled and reissued certain staff options that had the effect of re-pricing the previously outstanding options. Under US GAAP, variable option accounting is applied for these options and the difference between the intrinsic value of the new share options granted and the intrinsic value of the old share options is calculated and amortized to income, requiring remeasurement at each reporting date. Total options of 104,600 have been re-priced with a lower exercise price in 2002, while other terms relating to the re-priced options remain the same. There was no re-pricing of staff options in 2004 and 2003.

Compensation expenses for the share options are recognized on a graded (pro rata) vesting basis over the vesting periods. Compensation expense recognized for US GAAP in 2004 was HK$9 million (2003: HK$69 million, 2002: HK$193 million). As at December 31, 2004, there were outstanding options in respect of a total of 179 million (2003: 222 million) and 10 million (2003: Nil) ordinary shares in the Company and in PCPD respectively. The Group discloses the fair value of its share option grants under the scheme in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”.

The fair value of each option grant is estimated on the date of grant using the trinomial option-pricing model with the following weighted average assumptions used for grants by the Company and PCPD in the years ended December 31, 2004, 2003 and 2002.

Grants by the Company
	*2004	2003	2002

Dividend yield	N/A	Nil	Nil
Expected volatility	N/A	44.054%	48.994%
Risk-free interest rate	N/A	4.840%	5.179%
Expected life	N/A	10 years	10 years
Weighted average fair value	N/A	HK$2.68	HK$4.75

Grants by PCPD
	2004	*2003	*2002

Dividend yield	Nil	N/A	N/A
Expected volatility	50.460%	N/A	N/A
Risk-free interest rate	3.950%	N/A	N/A
Expected life	10 years	N/A	N/A
Weighted average fair value	HK$1.29	N/A	N/A

* No share options were granted during the year.

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
	d.	Employee stock option schemes (continued)
Had the compensation cost for the Group’s stock-based compensation plans been determined consistent with the fair value recognition provisions of SFAS No. 123, the Group’s US GAAP net loss and loss per share would have been increased to the pro forma amounts indicated below:

		Year ended December 31,
		2004 HK$	2003 HK$	2002 HK$

	Loss for the year before cumulative effect of a change in accounting principle
	- As reported	(15,667) million	(7,559) million	(8,468) million
Add:	Stock-based employee compensation expense included in
	reported net loss, net of related tax effects	9 million	69 million	193 million
Deduct:	Stock-based employee compensation expense determined
	under fair value based accounting method, net of related
	tax effects	(216) million	(375) million	(841) million

	- Pro forma	(15,874) million	(7,865) million	(9,116) million

Net loss
	- As reported	(15,667) million	(7,559) million	(52,057) million
Add:	Stock-based employee compensation expense included in
	reported net loss, net of related tax effects	9 million	69 million	193 million
Deduct:	Stock-based employee compensation expense determined
	under fair value based accounting method, net of related
	tax effects	(216) million	(375) million	(841) million

	- Pro forma	(15,874) million	(7,865) million	(52,705) million

	Loss per share
	Basic
	Loss for the year before cumulative effect of a change in accounting
	principle
	- As reported	(2.92)	(1.52)	(1.82)
	- Pro forma	(2.96)	(1.58)	(1.96)

	Net loss
	- As reported	(2.92)	(1.52)	(11.20)
	- Pro forma	(2.96)	(1.58)	(11.34)

	Loss per share
	Diluted
	Loss for the year before cumulative effect of a change in accounting
	principle
	- As reported	(2.92)	(1.52)	(1.82)
	- Pro forma	(2.96)	(1.58)	(1.96)

	Net loss
	- As reported	(2.92)	(1.52)	(11.20)
	- Pro forma	(2.96)	(1.58)	(11.34)

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
	d.	Employee stock option schemes (continued)

	Year ended December 31,
	2004 HK$	2003 HK$	2002 HK$

Loss per ADS *
Basic
Loss for the year before cumulative effect of a change in accounting principle
- As reported	(29.18)	(15.22)	(18.22)
- Pro forma	(29.56)	(15.83)	(19.62)

Net loss
- As reported	(29.18)	(15.22)	(112.02)
- Pro forma	(29.56)	(15.83)	(113.41)

Diluted
Loss for the year before cumulative effect of a change in accounting principle
- As reported	(29.18)	(15.22)	(18.22)
- Pro forma	(29.56)	(15.83)	(19.62)

Net loss
- As reported	(29.18)	(15.22)	(112.02)
- Pro forma	(29.56)	(15.83)	(113.41)

* One ADS is equivalent to 10 shares.

e.	Share award schemes
The Company has established two employee share incentive award schemes in 2002 under which selected employees are awarded shares at no cost to the employees. Directors of the Company are not eligible to participate in either scheme. The shares are either newly issued at par value or are purchased from the open market. Compensation expense for shares either purchased from the market or newly issued under the share award schemes is recognized at the date of grant and amortized over the respective vesting period. Under HK GAAP, the amount of compensation expense is measured by the issue price of the shares for newly issued shares which is the par value of the shares or the purchase price for shares purchased from the market. Under US GAAP, the amount of compensation expense is measured by the quoted market price of the shares at the measurement date less the amount, if any, that the employee is required to pay. The measurement date is not changed from the grant or award date to a later date solely by provisions that termination of employment reduces the number of shares that may be issued to an employee.

Compensation expenses for the shares under the share award schemes are recognized on a graded (pro rata) vesting basis over the vesting periods. Compensation expense recognized for US GAAP in 2004 was HK$9 million (2003: HK$10 million, 2002: HK$1 million). As at December 31, 2004, there were 3.7 million shares held under the share award schemes (2003: 5.8 million).

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
	f.	Shares granted by principal shareholder
Under HK GAAP, shares granted by the principal shareholder to employees of the Group are not recognized in the financial statements.

Under US GAAP, shares granted by the principal shareholder to employees of the Group are accounted for as shareholder’s contribution for the purpose of enhancing or maintaining the value of the shareholder’s investment. The contribution is measured by the quoted market price of the shares at the date of grant. In 2004, no shares were granted by the principal shareholder to employees of the Group (2003: 6,483,000 shares, 2002: 2,153,600 shares). In 2003 and 2002, the weighted average market price of the shares at date of grant was HK$4.63 and HK$9.70 respectively. The contribution is charged to the income statement as a compensation expense when the shares become vested. Compensation expense recognized during the year was HK$11 million (2003: HK$15 million, 2002: HK$7 million).

	g.	Investment properties
Under HK GAAP, investment properties are stated on the basis of appraised values and depreciation is not provided. Under US GAAP, investment properties not held for resale are stated at historical cost less accumulated depreciation.

	h.	Revenue recognition
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

For US GAAP, the Company adopted SAB No. 104 for all periods presented.

	i.	Non-employee stock options
Under HK GAAP, share options issued for the provision of goods and services are not recognized in the Group’s financial statements.

Under US GAAP, the fair value of the share options granted is recorded to reflect these transactions on a similar basis as if such goods or services had been paid for in cash.

	j.	Onerous contract
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

Under US GAAP, no provision is allowed for obligations under onerous contracts.

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
	k.	Deferred income taxes
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

The following comprise the components of the Group’s income taxes under US GAAP for the years ended December 31:

	2004 HK$ million	2003 HK$ million	2002 HK$ million

Current	1,240	1,318	1,600
Deferred	(962)	(254)	(910)

	278	1,064	690

The following comprise the components of the Group’s net deferred tax liabilities under US GAAP as at December 31:

	2004 HK$ million	2003 HK$ million

Fixed assets	2,242	2,560
Intangible assets	368	1,023
Others	(84)	(60)

Deferred tax liabilities	2,526	3,523

Tax assets carryforward	3,050	2,962
Less: Valuation allowance	(3,050)	(2,962)

Deferred tax assets	–	–

Net deferred tax liabilities	2,526	3,523

As at December 31, 2004 and 2003, the Company and its subsidiaries have tax losses carryforward of approximately HK$14,846 million and HK$12,643 million. There is significant uncertainty as to the ability of the group companies generating these losses to realize the benefits through future taxable profits. As a result, management has provided a valuation allowance of HK$3,050 million and HK$2,962 million as of December 31, 2004 and 2003.

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
	l.	Retirement scheme costs
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

Whenever a settlement or curtailment occurs, a gain or loss from settlement or curtailment, which comprises the resulting change in the present value of the defined benefit obligation and the fair value of scheme assets and any related unrecognized actuarial gains or losses, is recognized in the income statement. When a settlement or curtailment relates to only some of employees covered by the retirement scheme, the gain or loss includes a proportionate share of the unrecognized actuarial gain or loss based on the basis of the defined benefit obligation before and after the settlement or curtailment. In December 2004, 382 members of certain DB Schemes elected an option to receive a commuted lump sum payment in respect of their future monthly pension benefit. This pension buy-out event was considered as a settlement event under SSAP 34 and the Group recognized a settlement gain of HK$131 million. In 2003, scheme service in determining the level of benefit was frozen as of June 30, 2003 whereas the scheme salary and multiple will continue to grow. This freezing of scheme services was considered as a curtailment event under SSAP 34 but did not result in any accounting impact on the Group’s financial statements.

US GAAP requires that retirement scheme costs be recorded in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” which recognizes in each accounting period the cost of providing retirement benefits earned by employees in that period. The Group adopted SFAS No. 87 on May 25, 2000, i.e. the date of the Company’s acquisition of HKT in 2000, for US GAAP purposes.

SFAS No. 88 addresses an employer’s accounting for a settlement or a curtailment of its benefit pension scheme. The statement requires the employer to recognize a gain or loss in the income statement, the unrecognized net gain or loss plus any remaining unrecognized net assets or liabilities when a scheme obligation is settled. When a curtailment occurs, the unrecognized prior service cost associated with years of service no longer expected to be rendered shall be recognized as a loss. The pension buy-out event as mentioned above was also considered as a settlement event under SFAS No. 88 and aggregate settlement and curtailment losses of HK$60 million were recognized in the income statement as pension costs for the year ended December 31, 2004. For the year ended December 31, 2003, the freezing of scheme services as mentioned above was also considered as a curtailment event under SFAS No. 88 but did not result in any accounting impact on the Group’s financial statements under US GAAP.

On adoption of SSAP 34 on January 1, 2002 for HK GAAP purposes, the accounting for retirement scheme costs became substantially the same under both HK GAAP and US GAAP. However, GAAP reconciling adjustments still arise due to the difference in adoption dates of the applicable accounting standards under HK GAAP and US GAAP.

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
	l.	Retirement scheme costs (continued)
In conjunction with the acquisition of HKT, the Company assumed sponsorship of HKT’s defined benefit schemes. Disclosures in accordance with SFAS No. 132 (revised 2003) for the defined benefit schemes are as follows:

The Company uses a December 31 measurement date for all its schemes.

Obligations and Funded Status
	2004 HK$ million	2003 HK$ million

Change in benefit obligation
Benefit obligation, at beginning of year	4,567	4,578
Net service cost	–	89
Interest cost	235	234
Actual employee contributions	–	10
Actuarial loss/(gain)	52	(62)
Benefits paid	(327)	(282)
Effect of curtailment/settlement	(543)	–

Benefit obligation, at end of year	3,984	4,567

Changes in scheme assets
Fair value of scheme assets, at beginning of year	4,137	3,466
Actual return on scheme assets	296	700
Actual employer contributions	–	243
Actual employee contributions	–	10
Benefits paid	(327)	(282)
Effect of curtailment/settlement	(415)	–

Fair value of scheme assets, at end of year	3,691	4,137

Funded status	(293)	(430)
Unrecognized actuarial loss	569	791

Amounts recognized in the balance sheet	276	361

Representing:
Prepaid benefit cost (included in “Other non-current assets” in the consolidated balance sheet)	276	361

As at December 31, 2004, the accumulated benefit obligation for all defined benefit schemes was HK$2,734 million (2003: HK$2,982 million).

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
	l.	Retirement scheme costs (continued)
Information for defined benefit schemes with an accumulated benefit obligation in excess of scheme assets

	2004 HK$ million	2003 HK$ million

Projected benefit obligation	3,984	4,567
Accumulated benefit obligation	2,734	2,982
Fair value of scheme assets	3,691	4,137

Components of net periodic benefit cost
	2004 HK$ million	2003 HK$ million

Net service cost	–	89
Interest cost	235	234
Expected return on scheme assets	(233)	(222)
Amortization of unrecognized net loss	23	59
Curtailment/settlement loss	60	–

	85	160

Additional information
	2004 HK$ million	2003 HK$ million

Increase in minimum liability included in other comprehensive income	–	–

Assumptions

	2004	2003
	%	%

Weighted-average assumptions used to determine benefit obligations
Discount rate	4.00	5.25
Rate of salary increase	3.50	3.50

Weighted-average assumptions used to determine net periodic benefit cost
Discount rate	5.25	5.50
Expected long-term return on scheme assets	5.75	6.50
Rate of salary increase	3.50	3.50

The Group has used an expected return on scheme assets of 5.75% for 2004 (2003: 5.75%) based on the benchmark asset allocation and long-term return assumptions reflecting a conservative view of future expected returns at approximately 8% for equities and 4.6% for fixed income and cash.

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
	l.	Retirement scheme costs (continued)
Scheme assets

The Company’s defined benefit schemes weighted-average asset allocations at December 31, by asset category are as follows:

	2004	2003
	%	%

Asset Category
Equity securities	18	33
Debt securities	7	10
Cash and currency hedge	75	57

	100	100

As at December 31, 2004, the benchmark asset allocation was 35% for equities and 65% for fixed income and cash, while the approximate distribution was 18% equities and 82% for fixed income and cash.

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

At December 31, 2004 and 2003, the Group’s defined benefit scheme assets included investments in related parties. These investments are insignificant to the total scheme assets.

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
	l.	Retirement scheme costs (continued)
Contributions
No employer’s contributions are expected to be paid to the schemes in 2005.

Estimated future benefit payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

HK$ million

2005	118
2006	118
2007	122
2008	153
2009	145
2010 through 2014	1,005

m.	Impairment of long-lived assets
As more fully described in note 2(h), under HK GAAP, if an indication of impairment exists, the asset’s recoverable amount is estimated and an impairment loss is recognized in the income statement whenever the carrying value of an asset exceeds its recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use.

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

During the year , the Group has made provision for impairment of fixed assets of HK$29 million (2003: HK$1,167 million, 2002: HK$232 million) under both HK and US GAAPs, which is included in “Provisions for impairment losses” in the consolidated income statement. Details of provision for impairment of fixed assets made in 2004 and 2003 are set out in note 8. Provisions for impairment of fixed assets made in 2002 included provisions for fixed assets relating to the Internet Services business and for Powerb@se, the Group’s Internet Data Centers infrastructure in Hong Kong under both HK and US GAAPs.

In addition, during the year, the Group has made no provision for impairment of intangible assets under HK GAAP (2003: HK$351 million; 2002: Nil) and HK$3,389 million under US GAAP (2003: HK$351 million, 2002: HK$4,703 million), which is included in “Provisions for impairment losses” in the consolidated income statement. For the provisions for impairment of intangible assets made under HK and US GAAPs, please refer to notes 22 and 43(b) above.

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
	n.	Derivative instruments
Under HK GAAP, there are no specific accounting standards governing the accounting for derivative instruments. As a result, the Company adopts the following accounting policies under HK GAAP:

		-	Derivative financial instruments are not recognized in financial statements;
		-	Premiums received or paid on written or purchased equity options are amortized over the terms of the options;
		-	Premiums received or paid on early terminations or amendments of contract terms of the financial instruments and derivatives and any unamortized balance of premiums received or paid on terminated or amended financial instruments or derivatives are recognized in the income statement in the year of termination or amendment;
		-	Interest income or expenses arising from the interest rate swap contracts are netted off against the related interest income or expenses applicable to the on-balance sheet items.

Under US GAAP, the Company adopts SFAS No. 133 “Accounting for Derivative Instruments and Hedge Activities”, as amended by SFAS No. 138 “ Accounting for Certain Derivative Instruments and Certain Hedging Activities”, which requires all financial instruments and derivatives to be recognized on the balance sheet at fair value. The accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as a hedging relationship. The gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognized currently in income statement. The gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument shall be reported as a component of other comprehensive income and reclassified into the income statement in the same period during which the hedged forecasted transaction affects the income statement. During the year ended December 31, 2004, the Company’s derivative instruments are either not designated as a hedging relationship or do not qualify for hedge accounting under SFAS 133. Therefore, changes in fair value of the derivative instruments, which was a loss of HK$335 million (2003: loss of HK$644 million, 2002: gain of HK$1,350 million), have been recognized in the income statement for the year ended December 31, 2004.

In 1999, the Group issued an option, to the minority shareholder of a subsidiary to enable the minority shareholder to exchange its shares in the subsidiary for a fixed number of shares to be issued by the Company. For US GAAP purposes, the transaction has been reflected as if the acquisition of the minority interest in a subsidiary operating in the Internet services business in the “Others” segment had occurred at the date of grant. This instrument was recorded based on the fair value at the date of grant and purchase accounting was applied to allocate value to the net assets acquired. Under HK GAAP, the option was not recognized in the financial statements until the minority shareholder exercised the options for exchange of shares in 2002. As a result of the change in estimated fair value of the Group’s obligation under this instrument, a release of a part of provision amounting to approximately HK$464 million was recorded under HK GAAP for the year ended December 31, 2002.

During 2002, the Group entered into certain equity swap contracts in relation to certain of the Group’s investments in equity securities which have been classified as other investments and trading securities in the financial statements under HK GAAP and US GAAP respectively. Each of these equity swap contracts comprises a debt instrument (the host contract) and embedded derivatives that are indexed to the prices of the equity investments. There are no specific accounting standards governing equity swap contracts under HK GAAP. The transactions were considered a combination of a forward sale of the trading securities and a call option held by the counterparty. A deemed gain of HK$10 million from the forward sales was recognized in the income statement for the year ended December 31, 2002. The premium received from writing the call options was amortized over the term of the contracts. Under US GAAP, the debt instrument is carried at cost less discount while the compound embedded derivatives are bifurcated from the host contract and are separately accounted for in the financial statements at their fair market value at each balance sheet date. As at December 31, 2004, the carrying amount of the debt instrument and the compound derivatives were HK$202 million (2003: HK$198 million) and HK$57 million (2003: HK$42 million) respectively.

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
	o.	Cash flows under US GAAP
		i.	Net cash flow from operating activities includes effect of cash flows from interest expense paid in respect of borrowings and dividend received from equity securities, and excludes effect of movements in certain non-current assets.

		ii.	Net cash flow from investing activities includes effect of movements in certain non-current assets and excludes effect of cash flow from dividend received from equity securities.

		iii.	Net cash flow from financing activities includes effect of cash flows from reclassification of bank loans and overdrafts repayable within three months as financing activities and excludes effect of cash flows from interest expense paid in respect of borrowings.

		iv.	Cash and cash equivalents are short-term, highly liquid investments with original maturities of less than three months and are readily convertible to known amounts of cash. They exclude bank loans and overdrafts repayable within three months that are reflected as a component of cash equivalents under HK GAAP.

	p.	Loss on disposal of interest in RWC
As discussed in note 13(a), the Company disposed of its remaining 40% interest in RWC on June 28, 2002. Under HK GAAP, the disposal was recognized at the date of sale.

For US GAAP purposes, on first adoption of SFAS No. 142 on January 1, 2002, the goodwill recorded in RWC was tested and was found to be impaired. The Group’s share of the impairment loss was HK$3,399 million and was included in “Cumulative effect of a change in accounting principle, net of tax” in the income statement for the year ended December 31, 2002 with a corresponding reduction in the carrying value of the Group’s investment in RWC. As a result of the reduction in carrying value, no loss on disposal was incurred under US GAAP when the Group’s 40% interest in RWC was sold in June 2002.

	q.	Equity pick up of results of REACH
Under HK GAAP, no further equity pick up of the losses of REACH for the year ended December 31, 2004 has been recorded as the original investment in REACH and previous unsecured advances to REACH had been fully written off in 2003. Since the additional loan to REACH of approximately US$155.45 million (approximately HK$1,213 million) resulting from the purchase of the loan from the syndicate of banks in 2004 is fully secured, details of which are set out in note 3(c), no further equity pick up of the losses of REACH by the Group is allowed under HK GAAP.

Under US GAAP, regardless of whether the loan receivable from REACH is secured or not, equity pick up of the Group’s share of the losses of REACH is required as long as the Group continues to have investments in loans to REACH.

An analysis of the Group’s total interest in REACH under US GAAP as at December 31, 2004 is as follows:

	2004 HK$ million	2003 HK$ million

Share of net assets, net of impairment	–	–
Loan receivable from a wholly-owned subsidiary of REACH (note 3(c)), net of impairment	1,214	–
Equity pick-up of loss	(136)	–
Equity pick-up of comprehensive income	118	–

Total interest in REACH, net of impairment	1,196	–

r.	Others
Included in others are certain guarantees received from a shareholder and other insignificant GAAP differences.

43	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
	s.	Segment reporting
With the adoption under HK GAAP of SSAP 26 “Segment reporting” from January 1, 2001, the Group has reported business segment information as its primary reporting segment in accordance with its internal financial reporting. Segment information under HK GAAP includes data that can be directly attributable to a segment and those items that can be reasonably allocated.

Under US GAAP, segment information is based on the segmental operating results regularly reviewed by the Group’s chief operating decision maker applying accounting policies consistent with those used in preparation of the Group’s consolidated HK GAAP financial statements.

Segment information, including revenues and results for these segments for each of the three years ended December 31, 2004 are presented in note 5. The computation of segment results required by HK GAAP approximates measures of performance used internally by the chief operating decision maker and materially complies with US GAAP.

Please refer to note 5 for the Group’s other segment information required by the provisions of SFAS No. 131 “Segment Reporting”.

	t.	Disposal of PCCW Tower
Under US GAAP, the disposal by Partner Link of PCCW Tower as disclosed in note 41(c) will not be accounted for as a sale until the expiry of the rental guarantee given by Partner Link to the purchaser, details of which have been disclosed in note 19.

44	NEW US GAAP ACCOUNTING STANDARDS
	a.	In March 2004, the Emerging Issues Task Force (“EITF”), reached a consensus on EITF Issue No. 03-1 (“EITF 03-1”) “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments in debt and equity securities accounted for under SFAS No. 115 “Accounting for certain Investments in Debt and Equity Securities” and to investments in equity securities accounted for using the cost method, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. EITF 03-1 currently provides a multi-step model for determining whether an impairment of an investment is other-than-temporary, and requires an impairment charge to be recognized in earnings in the period in which an other-than-temporary impairment has occurred based on the difference between the adjusted cost basis of the investment and its fair value at the balance sheet date. EITF 03-1 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to certain investments and beneficial interests, in addition to certain disclosures about cost method investments when the fair value of such investments is not currently estimable. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the Financial Accounting Standards Board (“FASB”) has delayed the effective date for the application of multi-step measurement and recognition guidance until issuance of implementation guidance contained in FASB Staff Position EITF 03-1-1 “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments””. The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

	b.	In November 2004, the FASB issued SFAS No. 151 “Inventory Costs – an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overhead costs to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Group does not expect that the adoption of SFAS No. 151 will have a material impact on its results of operations, financial position and cash flows.

44	NEW US GAAP ACCOUNTING STANDARDS (continued)
	c.	In December 2004, the FASB issued SFAS No. 153 “Exchange of Non-monetary Assets – an amendment of APB Opinion No. 29”. APB Opinion No. 29 “Accounting for Non-monetary Transactions” requires non-monetary exchanges of assets to be recorded at fair value with an exception for exchanges of similar productive assets, which can be recorded on a carryover basis. SFAS No. 153 amends APB Opinion No. 29 to eliminate the current exception and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary asset exchanges that take place in fiscal periods beginning after June 15, 2005. The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

	d.	In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“SFAS No. 123(R)”) “Share-Based Payment”. SFAS No. 123(R) replaces SFAS No. 123 “Accounting for Stock-Based Compensation”, supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees” and amends SFAS No. 95 “Statement of Cash Flows”. SFAS No. 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in-capital and reflected as financing cash inflows in the statement of cash flows. For public entities that do not file as small business issuers, SFAS No. 123(R) is effective for all awards granted after June 15, 2005, and to awards modified, repurchased, or cancelled after that date. The Group will adopt the modified prospective application transition method under the transition provisions of SFAS No. 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

45	OTHER US GAAP DISCLOSURES
	a.	Derivatives
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
The Group entered into interest rate swap contracts to manage its exposure for foreign currency denominated debt to changes in both interest rates and currency movements. At December 31, 2004, the total notional amount of interest rate swap contracts was HK$48,407 million (2003: HK$23,447 million).

The table below summarizes the notional amount and fair value of the Group’s interest rate swap contracts in Hong Kong dollars as at December 31, 2004 and 2003. Foreign currency amounts are translated at rates current at the balance sheet date.

	2004		2003
	Notional amount HK$ million	Fair value HK$ million	Notional amount HK$ million	Fair value HK$ million

Derivatives not designated as hedges:
Fixed-to-floating swaps	9,407	462	9,407	417
Fixed-to-fixed swaps	35,100	(637)	12,090	(180)
Floating-to-floating swaps	3,900	(13)	1,950	(24)

	48,407	(188)	23,447	213

ii.	Interest rate option agreements
Based on the Group’s expectation of interest rate movements, it will enter into interest rate option agreements to lock-in interest rates considered favorable to future cash flow. At December 31, 2004, the total notional principal amount of such agreements was HK$53 million (2003: HK$68 million).

The table below summarizes the notional amount and fair value of the Group’s interest rate option agreements in Hong Kong dollars as at December 31, 2004 and 2003. Foreign currency amounts are translated at rates current at the balance sheet date.

	2004		2003
	Notional amount HK$ million	Fair value HK$ million	Notional amount HK$ million	Fair value HK$ million

Derivatives not designated as hedges:
Interest rate option	53	–	68	–

45	OTHER US GAAP DISCLOSURES (continued)
	a.	Derivatives (continued)
		iii.	Foreign exchange forward contracts
Based on the Group’s expectation of foreign exchange rate movements, the Group enters into foreign exchange forward contracts to manage its exposure to exchange rate fluctuations of foreign currency denominated debt. In structuring such transactions, the Group takes into account the fact that since October 17, 1983, the Hong Kong dollar has been officially linked to the US dollar at a rate of HK$7.80 to US$1.00. The contractual amount of the Group’s foreign exchange forward contracts as at December 31, 2004 was HK$1,090 million (2003: HK$7,100 million).

The table below summarizes, by major currency, the contractual amounts and fair value of the Group’s foreign exchange forward contracts in Hong Kong dollars to buy or sell foreign currencies at December 31, 2004 and 2003. Foreign currency amounts are translated at rates current at the balance sheet date.

	2004		2003
	Notional amount HK$ million	Fair value HK$ million	Notional amount HK$ million	Fair value HK$ million

Derivatives not designated as hedges:
Buy United States dollars for Hong Kong dollars	1,090	(5)	7,100	(72)

The highest, average and lowest amounts of foreign currency forward contracts outstanding during the year ended December 31, 2004 were approximately HK$8,668 million (2003: HK$7,100 million), HK$4,795 million (2003: HK$3,246 million) and HK$1,102 million (2003: Nil), respectively.

iv.	Equity swap and equity option contracts
During 2002, the Group entered into certain equity swap contracts in relation to certain of the Group’s investments in equity securities which have been classified as trading securities in the financial statements under US GAAP. Each of these equity swap contracts comprises a debt instrument (the host contract) and embedded derivatives that are indexed to the prices of the equity investments. The debt instrument is carried at cost less discount while the compound embedded derivatives are bifurcated from the host contract and are separately accounted for in the financial statements at their fair market value at each balance sheet date. As at December 31, 2004, the carrying amount of the debt instrument and the compound derivatives were HK$202 million (2003: HK$198 million) and HK$57 million (2003: HK$42 million) respectively. The equity swap contracts have terms of up to five years from the date of the contracts and will mature in 2007.

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

45	OTHER US GAAP DISCLOSURES (continued)
	b.	Concentration of credit risk and revenue
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

Local telephone services, retail international services and local data services accounted for approximately 23%, 11% and 19% of the Group’s revenue under HK GAAP for the year ended December 31, 2004.

	c.	Fair value of financial instruments
The following table presents the carrying amounts and fair values of the Group’s significant financial instruments at December 31, 2004 and 2003. SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	2004		2003
	Carrying amount HK$ million	Fair value HK$ million	Carrying amount HK$ million	Fair value HK$ million

Cash and cash equivalents	3,509	3,509	5,547	5,547
Held-to-maturity securities (Note)	31	N/A	37	N/A
Long-term unlisted investments	388	388	528	528
Long-term listed investments	–	–	83	83
Trading securities	277	277	340	340
Short-term borrowings	(10,417)	(10,714)	(922)	(922)
Long-term borrowings	(16,935)	(19,282)	(21,051)	(23,121)
Convertible note and bonds*	(3,884)	(3,936)	(13,803)	(14,594)

Note:	Due to the nature of held-to-maturity securities, it is not practicable to estimate their fair value as such exercise would require excessive cost.

*	Balances include redemption premium on certain convertible bonds.

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

46	OTHER ADDITIONAL UNAUDITED DISCLOSURES
	a.	Post balance sheet events
		i.	On April 1, 2005, the Subscription as set out in note 41(a) was completed and CNC(BVI) became a substantial shareholder and connected person (as defined in the Listing Rules) of the Company.

		ii.	On April 16, 2005, the Company agreed with Telstra and REACH on a new operating model under which REACH would operate as an outsourcer of telecommunications network services for the Group and the Telstra and its subsidiaries (“Telstra Group”). To implement this new operating model, PCCW Communications (Singapore) Pte Ltd (“PCCW Communications”), an indirect wholly-owned subsidiary of the Company, and Telstra each agreed to acquire indefeasible rights to use international undersea cable capacity of REACH and its subsidiaries (“Reach Group”), for which PCCW Communications and Telstra each paid Reach Global Networks Limited, a wholly-owned subsidiary of REACH, US$157 million which was settled by way of set-off against, in the case of the Group, the equivalent amount of the outstanding amount of approximately US$1,200 million owed to the Group by the Reach Group (“Shareholder Loan”), and not by way of new cash injections. In addition, interest of US$6 million due by REACH to the Group was waived and US$445 million of the remaining balance of the Shareholder Loan was capitalized by way of the issue of shares in REACH to Pacific Century Cable Holdings Limited, a wholly-owned subsidiary of the Company and holder of the Group’s interest in REACH since its formation. Following the set-off and capitalization referred to above, REACH’s aggregate indebtedness to the Group was reduced to US$155 million.

PCCW Communications and Telstra also each assumed one half of REACH’s committed future capital expenditure in order to support growth in their own retail services. PCCW Communications’ share of this expenditure over the next 17-year period from March 2005 to 2022 is expected to be approximately US$106 million. PCCW Communications and Telstra will only assume any additional future capital expenditure if such expenditure is approved by both PCCW Communications and Telstra.

Further, pursuant to the Reach Network Services Agreement dated April 16, 2005 between certain member of the Group, the Telstra Group and the Reach Group (“Reach Network Services Agreement”), REACH will provide to the Group and the Telstra Group certain outsourcing services in relation to the international undersea cable capacity allocated by way of the grant of indefeasible rights to use as described above.

As part of the arrangements relating to the establishment of a new operating model for REACH, the International Services Agreement was terminated pursuant to the provisions of the Reach Network Services Agreement and the Group’s obligations under the capacity prepayment agreement have been satisfied under the Reach Debt and Asset Restructure Deed dated April 16, 2005 between certain members of the Group, the Telstra Group and the Reach Group.

		iii.	On April 21, 2005, regarding the interest payments in dispute as set out in note 15, HKTC received formal notices of additional assessment and demand for tax for the years of assessment from 2000/01 to 2003/04 totalling HK$240 million.

REACH LTD.

UNAUDITED CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

	31.12.2004	31.12.2003
ASSETS

Current assets:
Cash and cash equivalents	$81,878	$95,129
Restricted cash (note 4)	5,725	10,827
Accounts receivable, less allowance of $22,965 and $26,018 as of
31 December 2004 and 2003, respectively	111,694	108,498
Amounts due from shareholders (note 18)	42,857	45,369
Prepaid expenses and other current assets (note 5)	29,772	40,977

Total current assets	$271,926	$300,800

Property, plant and equipment, net (note 6)	371,388	395,786
Goodwill, net (note 7)	–	–
Other intangible assets, net (note 8)	–	–
Restricted cash (note 4)	10,000	50,000
Debt issuance costs	8,189	9,553
Other assets (note 9)	8,202	11,030
Deferred tax assets (note 16)	12,712	12,748

TOTAL ASSETS	$682,417	$779,917

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$237,148	$261,004
Accruals and other payables	118,996	119,521
Level 3 acquisition accruals – current portion (note 1)	8,884	11,036
Capital lease obligations – current portion (note 10)	53,612	39,087
Other unsecured loan – current portion (note 11)	1,247	1,109
Deferred revenue – current portion	40,745	14,446
Interest payable	7,842	7,471
Income taxes payable	8,459	14,454

Total current liabilities	$476,933	$468,128

Long–term liabilities:
Bank loan (note 12)	$–	$1,200,000
Shareholders loans (note 12)	1,200,000	–
Level 3 acquisition accruals (note 1)	38,805	46,488
Capital lease obligations (note 10)	89,168	70,237
Other unsecured loan (note 11)	768	1,921
Provision for non–recoverable capital commitments (note 6)	–	79,886
Capacity purchase prepayments from shareholders (note 13)	305,436	293,414
Deferred revenue	65,414	79,768
Other liabilities (note 14)	–	19,191

Total long–term liabilities	$1,699,591	$1,790,905

Minority interests	$10,000	$20,212

Contingencies (note 17)	$–	$–

Shareholders' deficit:
Common shares ($1 par value – 7,000,000,000 shares authorized;
5,000,000,000 shares issued and outstanding)	$5,000,000	$5,000,000
Deficit incurred upon combination (note 1)	(3,865,187)	(3,865,187)
Accumulated losses	(2,669,845)	(2,634,868)
Accumulated other comprehensive income	30,925	727

Total shareholders' deficit	$(1,504,107)	$(1,499,328)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$682,417	$779,917

See notes to unaudited consolidated financial statements.

REACH LTD.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars)

	2004	2003

Revenue	$807,686	$901,960
Operating expenses:
Direct cost of sales	$543,131	$626,191
Depreciation and amortization	55,693	203,444
Selling, general and administrative	164,202	184,976
Loss on disposal of leased and long–lived assets	3,965	10,402
Impairment write down on goodwill and long–lived
assets and provision for non–recoverable capital commitments (note 15)	–	2,664,841
Reorganization and other costs	4,355	13,605

Total operating expenses	$771,346	$3,703,459

Operating income (loss)	$36,340	$(2,801,499)
Interest expense	(64,426)	(83,843)
Interest income	1,169	2,536

Loss before income taxes and minority interests	$(26,917)	$(2,882,806)
Income tax (expense) credit (note 16)	(8,272)	53,399

Loss before minority interests	$(35,189)	$(2,829,407)
Minority interests	212	225

Net loss	$(34,977)	$(2,829,182)

See notes to unaudited consolidated financial statements.

REACH LTD.

UNAUDITED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share data)

			Deficit	Retained	Accumulated	Total
			incurred	earnings /	other	shareholders'	Total
	Common shares		upon	(Accumulated	comprehensive	equity /	comprehensive
	Shares	Amount	combination	losses)	(loss)/income	(deficit)	income / (loss)

Balance at 31 December 2002	5,000,000,000	$5,000,000	$(3,865,187)	$194,314	$(33,212)	$1,295,915

Net loss	-	-	-	(2,829,182)	-	(2,829,182)	$(2,829,182)
Foreign currency translation
adjustment	-	-	-	-	20,961	20,961	20,961
Change in fair value of
derivative instruments
- interest rate swap contracts	-	-	-	-	13,462	13,462	13,462
- forward exchange contracts	-	-	-	-	(484)	(484)	(484)

Total comprehensive loss							$(2,795,243)

Balance at 31 December 2003	5,000,000,000	$5,000,000	$(3,865,187)	$(2,634,868)	$727	$(1,499,328)

Net loss	-	-	-	(34,977)	-	(34,977)	$(34,977)
Foreign currency translation
adjustment	-	-	-	-	10,535	10,535	10,535
Change in fair value of
derivative instruments
- interest rate swap contracts	-	-	-	-	10,061	10,061	10,061
- forward exchange contracts	-	-	-	-	472	472	472
Transfer of ineffective portion of
fair value of interest rate swap
contracts into earnings	-	-	-	-	9,130	9,130	9,130

Total comprehensive loss							$(4,779)

Balance at 31 December 2004	5,000,000,000	$5,000,000	$(3,865,187)	$(2,669,845)	$30,925	$(1,504,107)

See notes to unaudited consolidated financial statements.

REACH LTD.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars)

	2004	2003
Cash flows from operating activities:
Net loss	$(34,977)	$(2,829,182)

Adjustments to reconcile net loss to net cash provided
by operating activities:
Depreciation and amortization	55,693	203,444
Amortization of debt issuance costs	1,364	2,241
Minority interests	(212)	(225)
Deferred income tax expense (credit)	36	(66,299)
Loss on disposal of leased assets	-	10,402
Loss on disposal of property, plant and equipment	3,965	409
Impairment write down on goodwill and long-lived assets and
provision for non-recoverable capital commitments	-	2,664,841
Accrued time value on capacity purchase prepayments from shareholders	12,022	7,414

Changes in operating assets and liabilities:
Accounts receivable	(3,196)	3,861
Amounts due from shareholders	2,512	105,593
Prepaid expenses and other current assets	18,011	2,425
Accounts payable	(23,856)	23,084
Accruals and other payables	(12,720)	(45,519)
Level 3 acquisition accruals	(9,835)	(17,104)
Interest payable	371	473
Deferred revenue	11,945	4,392
Income taxes payable	(5,995)	(3,172)

Net cash provided by operating activities	$15,128	$67,078

Cash flows from investing activities:
Purchase of property, plant and equipment	$(38,377)	$(58,941)
Proceeds from disposal of property, plant and equipment	3,341	576
Purchase of minority interests	(9,633)	-
Net (increase) decrease in restricted cash	(4,898)	(12)

Net cash used in investing activities	$(49,567)	$(58,377)

Cash flows from financing activities:
Capacity purchase prepayments from shareholders	$-	$286,000
Repayment of bank borrowings	-	(300,000)
Deposit released from (pledged to) a bank for loan facility	50,000	(50,000)
Capital lease payments	(27,797)	(29,674)
(Repayment of) proceeds from other unsecured loan	(1,015)	3,030

Net cash provided by (used in) financing activities	$21,188	$(90,644)

Net decrease in cash and cash equivalents	$(13,251)	$(81,943)

Cash and cash equivalents at beginning of the year	95,129	177,072

Cash and cash equivalents at end of the year	$81,878	$95,129

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	$50,625	$74,547

Income taxes paid	$14,231	$15,668

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

1.	ORGANIZATION AND NATURE OF OPERATIONS

Reach Ltd. is a private limited company incorporated in Bermuda. The principal activities of Reach Ltd. and its subsidiaries (collectively the "Company") include the provision of global wholesale communications. The Company was established by PCCW Limited ("PCCW") and Telstra Corporation Limited ("Telstra") as described below.

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

Pursuant to Accounting Principles Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" and following the SEC Observer comments related to Financial Accounting Standard Board's Emerging Issues Task Force ("EITF") Issue 98- 4, "Accounting by a Joint Venture for Businesses Received at Its Formation", the Company accounted for the PCCW and Telstra Contributions using joint venture accounting. The businesses and assets contributed by PCCW and Telstra were recorded by the Company, upon the completion of the contributions, at the carrying values of these businesses and assets previously recorded in the respective books of PCCW and Telstra prior to the completion of contributions. The difference between the total value of the shares issued and cash consideration paid by the Company and the aggregate carrying values of the businesses and assets contributed by PCCW and Telstra of $3,865,187 was recorded as a deficit incurred upon combination as a component of the shareholders' equity. The operations of the assets and businesses contributed were recorded in the accompanying consolidated financial statements from the date of combination.

The Company is jointly and equally owned by PCCW and Telstra. Neither shareholder can control the Board of Directors nor dominate decision making over the financial and operating policies of the Company.

The Level 3 Acquisition

Effective 30 November 2001 ("Acquisition Date"), the Company acquired the North Asian and Trans-Pacific Cable operations from the Level 3 Companies (the "Level 3 acquisition") a telecommunication carrier. The Company assumed certain liabilities of $ 90,592 on behalf of Level 3 ("Level 3 acquisition accruals"), which included an accrual for long-term operating lease contracts entered into by Level 3, future committed guarantee payments to two joint venture partners in Korea and Taiwan and future restoration costs expected to be incurred on certain leased spaces, in exchange for the net assets of Level 3. In addition, Level 3 committed to pay cash consideration of $50,178 to the Company as partial settlement of these assumed liabilities. The Company received the cash consideration in the year ended 31 December 2002.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

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

The outstanding balance of the Level 3 acquisition accrual was $47,689 and $57,524 at 31 December 2004 and 2003, respectively.

Organizational Structure

A summary of the principal subsidiaries is as follows:

Principal subsidiaries	Place of incorporation	Principal activity	Percentage of ownership as at 31 December 2004

Reach Global Services Limited	Hong Kong	Provision of connectivity services	100%
Reach Networks Hong Kong Limited	Hong Kong	Provision of connectivity services	100%
Reach Global Networks Limited	Bermuda	Asset ownership and provision of
		connectivity services	100%
Reach Finance Limited	Hong Kong	Financing vehicle	100%
Reach Services Australia Pty Limited	Australia	Provision of intra-group
		management services	100%
Reach Cable Networks Limited	Hong Kong	Provision of connectivity services	100%

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

2.	BASIS OF PRESENTATION

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As set out in detail in note 24 – “Post Balance Sheet Event”, the Company, PCCW and Telstra have agreed on a new operating model for the Company under which the Company will operate as a provider of outsourced telecommunications network services for PCCW and its subsidiaries (the “PCCW Group”) and Telstra and its subsidiaries (the “Telstra Group”), that took effect on 1 March 2005. In addition, a series of debt and asset restructuring transactions took place that included the partial settlement of the shareholders’ loans and the full settlement of the capacity purchase prepayment accounts. After the debt and asset restructuring transactions, the financial position of the Company has been significantly improved. With the new operating model in place, management believes that the Company can generate sufficient funds to meet its obligations in the normal course of business.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principle of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

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

Transactions in foreign currencies during the period are translated at the rates ruling on the dates of transactions. All foreign exchange gains of $1,289 and losses of $1,371 in 2004 and 2003, respectively, are included in the statement of operations.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

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

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Capitalization of interest

The Company capitalized interest costs based upon the cost of capital projects in progress. Capitalized interest of $866 had been added to the cost of the underlying assets in 2003 and was amortized over the respective useful lives of the assets. No interest has been capitalized in the current year. Amortization expense relating to capitalized interest for 2003 was $787. No such amortization expense incurred in the current year.

Goodwill

Goodwill and other indefinite – life intangible asset balances are tested for impairment annually during the fourth quarter in conjunction with the budgeting process. Fair value was determined using a discounted cash flow methodology. Under the impairment review at the end of 2003 using the discounted cash flow methodology, a full impairment write down on the carrying value of the goodwill was deemed to be required. As such an impairment write down on the goodwill of $1,777,635 was made and included in the statement of operations in 2003.

Other intangible assets

Intangible assets consist primarily of trademarks arising from business combinations and are recorded at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives of 10 years.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

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

Under the impairment review at the end of 2003, it was noted that the carrying amount of the long-lived assets may not be recoverable. As a result, impairment write downs of $20,206 and $787,114 had been made against other intangible assets and property, plant and equipment, respectively and which had been included in 2003 statement of operations. No impairment write down has been made in the current year.

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

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

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

Debt issuance costs

Costs incurred in connection with issuing debt securities or other borrowings are deferred and amortized to interest expense over the term of the related debt. The accumulated amortization of debt issuance costs was $11,487 and $10,123 in 2004 and 2003, respectively. Accordingly, amortization expense in 2004 and 2003 was $1,364 and $2,241, respectively.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Comprehensive income

SFAS No. 130, "Reporting Comprehensive Income", requires that an enterprise report by major components and as a single total the change in net assets from non-owner sources statement of comprehensive income (loss). For 2004 and 2003, comprehensive income (loss) has been included within the consolidated statement of shareholders' equity.

Stock-based compensation

The Company accounts for the stock options granted to employees using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

Fair value disclosures

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, amounts due from shareholders, accounts payable, accruals and other payables approximate fair value due to the short-term maturity of these instruments. Because the shareholders loans bear interest at a floating rate, the carrying amount of the shareholders loans approximates fair value.

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

The Group accounts for its derivative financial instruments in accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. In April 2004, the Financial Accounting Standard Board ("FASB") issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" the provisions of which have been adopted. Under SFAS No. 133, as amended, all derivatives are recognized at fair value as either assets or liabilities in the balance sheet. Changes in the fair values of derivative instruments not used as hedges are recognized in earnings immediately. Changes in the fair values of derivative instruments used effectively as hedges are recognized either in earnings for hedges of changes in fair value or in other comprehensive income (loss) for hedges of changes in cash flows. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payments" or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award--the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year beginning January 1, 2006. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29" (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

4.	RESTRICTED CASH

At the balance sheet date, the Company has placed certain deposits with banks as a pledge for the following purposes:

		31.12.2004	31.12.2003

	In respect of the syndicated bank loan facility	$-	$50,000
	In respect of certain obligations under the
	terms of the shareholders' agreement
	for the Korean investments	10,000	10,000
	In respect of general banking facility	5,000	-
	In respect of other operational requirements	725	827

	Total restricted cash	$15,725	$60,827
	Current portion	(5,725)	(10,827)

	Non-current portion	$10,000	$50,000

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

		31.12.2004	31.12.2003

	Prepaid expenses	$11,818	$22,785
	Deposits	2,599	2,156
	Other receivables	14,513	15,666
	Derivative instruments – forward exchange contracts	842	370

		$29,772	$40,977

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

6.	PROPERTY, PLANT AND EQUIPMENT
	31.12.2004	31.12.2003
Property, plant and equipment consist of the following:

Leasehold land and buildings	$58,513	$58,198
Exchange equipment	108,159	108,470
Transmission plant and equipment	1,338,658	1,319,500
Other plant, equipment and leasehold improvements	146,776	138,676
Projects under construction	29,619	53,435

Total	$1,681,725	$1,678,279
Less: Accumulated depreciation and amortization and impairment write down	(1,310,337)	(1,282,493)

Property, plant and equipment, net	$371,388	$395,786

Depreciation expense charged to operating income for the year was $55,693 (2003: $200,384).

Under the impairment review at the end of 2003, it was noted that the carrying amounts of the property, plant and equipment may not be recoverable. As a result, an impairment write down of $787,114 was made at 31 December 2003 against their carrying amounts. No impairment write down is required for the current year.

During the year, cable capacities amounting to $96,231 have been capitalized as leased assets under the committed capital lease agreements. In 2003, a provision for non-recoverable capital commitment of $79,886 was made against these committed cable capacities. Upon the capitalization, this provision has been reversed against the cost of the leased assets with the net cost of $16,345 recorded under property, plant and equipment.

Property, plant and equipment includes equipment leased under capital leases with a cost of $297,208 and $269,327 and accumulated depreciation and impairment write down of $237,940 and $230,024 at 31 December 2004 and 2003, respectively.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

7.	GOODWILL, NET

	31.12.2004	31.12.2003

Goodwill	$–	$1,866,068
Less: Accumulated amortization	–	(88,433)
Impairment write down	–	(1,777,635)

Goodwill, net	$–	$–

Under the impairment review at the end of 2003, it was considered that the goodwill may not be recoverable. As a result, a full impairment write down of $1,777,635 was made as at 31 December 2003.

8.	OTHER INTANGIBLE ASSETS, NET

	31.12.2004	31.12.2003

Trademarks	$–	$29,103
Less: Accumulated amortization	–	(8,897)
Impairment write down	–	(20,206)

Trademarks, net	$–	$–

Amortization expense charged to the statement of operations for the year was $Nil (2003: $3,060).

Under the impairment review at the end of 2003, it was considered that the above intangible assets may not be recoverable. As a result, a full impairment write down of $20,206 was made as at 31 December 2003 against their carrying value.

9.	OTHER ASSETS

The balance represents the non–current portion of certain prepaid expenditures.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

10.	LEASING ARRANGEMENTS

Capital leases

The Company leases certain transmission plant and equipment under capital leases. The capital lease obligations outstanding as of 31 December 2004 related to the financing of certain transmission plant and equipment and amounted to $142,780 (2003: $109,324). Future minimum lease payments under capital lease obligations are as follows:

31.12.2004
Period ended 31 December:
2005	$68,169
2006	45,199
2007	9,433
2008	9,418
2009	9,131
Thereafter	56,551

Total minimum lease payments	$197,901
Less: amounts representing interest	(55,121)

Present value of minimum lease payments	$142,780
Current portion	(53,612)

Long–term portion	$89,168

Operating leases as lessor

The Company leases certain building facilities to outside parties which are accounted for as operating leases. Rental income under these types of agreements were $1,414 and $1,598 in 2004 and 2003, respectively. Future minimum lease receipts under non–cancellable operating leases agreements are as follows:

31.12.2004
Period ended 31 December:
2005	$1,004
2006	345
2007	284
2008	258
2009	258
Thereafter	237

Total rental income	$2,386

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

10.

LEASING ARRANGEMENTS – continued

Operating leases as lessee

The Company leases certain offices and equipment under operating leases. Rental expenses under operating leases for 2004 and 2003 were $26,551 and $28,523, respectively.

Future minimum lease payments under non–cancellable operating lease agreements not recorded in the financial statements were as follows:

31.12.2004
Period ended 31 December:
2005	$23,768
2006	13,138
2007	11,222
2008	8,845
2009	9,208
Thereafter	11,491

Total	$77,672

11.	OTHER UNSECURED LOAN The other loan is unsecured, bears interest at a rate of 6.9% per annum and is repayable by monthly instalments in the following years:

31.12.2004
Period ended 31 December:
2005	$1,247
2006	768

$2,015
Current portion	(1,247)

Long–term portion	$768

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

12.

BANK AND SHAREHOLDERS LOANS

At the beginning of 2003, the bank loan amounted to US$1,500,000 which represented a syndicated term loan facility bearing interest at LIBOR plus applicable margin as defined in the Syndicated Term Loan Facility Agreement dated 12 January 2001 (“Original Facility Agreement”). The loan was unsecured and was repayable in three instalments.

The Original Facility Agreement contained restrictive covenants. The covenants related to interest and debt coverage as defined in the Original Facility Agreement.

During 2003, the Company and the syndicate banks initiated a discussion on the possible amendment and restatement of the Original Facility Agreement (“Loan Amendment and Restatement”).

On 15 April 2003, Reach Ltd., Reach Finance Limited and the banks signed the Amendment and Restatement Agreement. Under the terms of the Amendment and Restatement Agreement, the Original Facility Agreement was amended and restated (“Amended and Restated Facility Agreement”) as at the Date of Amendment (as defined in the Amendment and Restatement Agreement being the day on which the conditions precedent to that Agreement were satisfied or waived) which occurred on 25 April 2003. On this date the Company made a partial repayment of the loan in the amount of $300,000. The remaining balance of $1,200,000 is repayable on 31 December 2010 (subject to the cash sweep provisions contained in the Amended and Restated Facility Agreement that requires the Company to repay a certain amount of the loan balance and utilize a certain amount of capacity purchase prepayments from shareholders when there is Cash Surplus as defined in the Amended and Restated Facility Agreement). The amended term loan facility is secured by floating charges over certain of the Company's assets and bears interest at a rate of LIBOR plus 2.5% per annum. The interest rate will increase to LIBOR plus 3.5% per annum effective from 1 January 2008 if the outstanding loan balance is not reduced to $900,000 or less by that date. There are no financial ratio covenant provisions in the Amended and Restated Facility Agreement.

The terms of the Amendment and Restatement Agreement are not considered to be substantially different from the Original Facility Agreement and consequently the Amended and Restated Facility Agreement is considered an extension of the original loan. The Company continues to defer and amortize the carrying value of the deferred financing costs related to the Original Facility Agreement over the revised term of the Amended and Restated Facility Agreement. The Company recorded an additional $1,458 of costs with third parties other than the syndicate banks related to the Loan Amendment and Restatement in 2003. These costs were expensed and included in the accompanying consolidated statement of operations as reorganization costs.

On 17 June 2004, PCCW and Telstra agreed to jointly buy the Company's bank loan of $1,200,000 from the syndicate of banks for approximately $310,900 in aggregate in consideration for, inter alia, the complete release of all of the obligations of the Company, and certain related parties of the Company, to the syndicate of banks. The consideration has been paid in equal proportions by the shareholders of the Company.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

12.

BANK AND SHAREHOLDERS LOANS – continued

Immediately upon the completion of the debt acquisition by the shareholders which took place on 18 June 2004, the bank loan of the Company became shareholders’ loans (“Shareholders Loans”). The Shareholders Loans will be repayable on 31 December 2010. Interest on the loan was suspended for the period from the completion date of the debt acquisition up to 17 December 2004. The interest charge resumed on 17 December 2004 at a rate of LIBOR plus 2.5% and is payable on a monthly basis.

Interest expense incurred on the loans for the year was $22,817 (2003: $42,468). The weighted average interest rate of the loans for the year (excluding the interest suspension period) was approximately 3.7% (2003: 3.2%) per annum.

In addition, the shareholders have provided jointly and equally a $50,000 revolving working capital loan facility (“Working Capital Loan”) to the Company for general working capital purposes. The Working Capital Loan is secured by floating charge of certain assets of the Company, repayable in full on 31 December 2007 and bears interest at a rate of LIBOR plus 2.5% .

During the period and as at the balance sheet date, the Company has not drawn any balance of the Working Capital Loan.

13.	CAPACITY PURCHASE PREPAYMENTS FROM SHAREHOLDERS

	2004	2003

Balance at beginning of the year	$293,414	$–
Amount prepaid by shareholders during the year	–	286,000
Time value accrued on the unutilized balance	12,022	7,414

Balance at the balance sheet date	$305,436	$293,414

In relation to the Amended and Restated Facility Agreement, the Company signed a Capacity Prepayment Agreement (“CP Agreement”) with its two shareholders on 15 April 2003, pursuant to which the two shareholders had made prepayments to the Company totalling $286,000 (“Prepayment”) for their future capacity purchases. The utilization of the Prepayment is subject to the cash sweep provisions in the Amended and Restated Facility Agreement. The unutilized balance of the Prepayment will increase based on a formula as set out in the CP Agreement which is calculated with reference to LIBOR plus 2.5% . Time value accrued on the Prepayment of $12,022 and $7,414 has been included in interest expenses in 2004 and 2003, respectively.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

14.

OTHER LIABILITIES

The Company has entered into certain interest rate swap contracts to effectively convert the interest rate on a portion of the bank loan with principal amounts of $675,000 from variable rates to fixed rates. These instruments are considered as effectively hedging against the changes in cash flows of interest payments under the bank loan. The unrealized losses in the fair value of the interest rate swap contracts of $19,191 was recorded as an element of comprehensive income (loss) in the consolidated statements of shareholders' equity and the other liabilities in the balance sheet as at 31 December 2003.

Upon the debt acquisition by the two shareholders and the temporary interest suspension, the hedging of the outstanding interest rate swap contracts was considered as ineffective, therefore the then unrealized loss in the fair value of the interest rate swap contracts of $9,130 was charged to the current year earnings from the comprehensive income (loss) in the consolidated statements of shareholders’ equity, with the subsequent changes in the fair value recognized in earnings.

At the balance sheet date, the unrealized loss in the fair value of the outstanding interest rate contracts of $1,549 was included in accruals and other payables under current liabilities.

15.	IMPAIRMENT WRITE DOWN ON GOODWILL AND LONG–LIVED ASSETS AND PROVISION FOR NON–RECOVERABLE CAPITAL COMMITMENTS

	2004	2003

Impairment write down on goodwill	$–	$1,777,635
Impairment write down on intangible assets	–	20,206
Impairment write down on property, plant and equipment	–	787,114
Provision for non–recoverable committed capital contracts	–	79,886

	$–	$2,664,841

The Company's goodwill and long–lived assets were tested for impairment at the balance sheet dates. Due to the increased competition in the global wholesale communications industry, prices for services have been declining at a significant rate for a number of years. When the impairment testing was performed in the years prior to 2003, it was anticipated that the rate of decline would slow down in 2003 and that prices would increase gradually in subsequent years, therefore no impairment write down was considered necessary in those years. However, prices continued to fall throughout 2003. As a result the Company revised its long term forecast for operating profits and cash flow downwards. Based on this, impairment write downs on goodwill, intangible assets and property, plant and equipment were made at $1,777,635, $20,206 and $787,114, respectively in 2003. No impairment write down is considered necessary for 2004.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

16.

INCOME TAXES

Reach Ltd. is an exempted company incorporated in Bermuda with limited liability. As such, it is exempt from any corporate income taxes. All income tax liabilities are derived from subsidiaries.

The Company operates globally and is subject to tax in various local jurisdictions. Based on the current business concentration, the Company's taxation exposures principally arise in Hong Kong and Australia whose statutory corporate income tax rates are 17.5% (2003: 17.5%) and 30% (2003: 30%), respectively.

The current and deferred components of the income taxes expense (credit) are as follows:

	2004	2003

Current	$8,236	$12,900
Deferred	36	(66,299)

Income tax (credit) expense	$8,272	$(53,399)

Significant components of the Company's deferred taxation are as follows:

	2004	2003
Deferred tax assets

Tax loss available	$118,313	$104,430
Excess of depreciation over tax allowance	32,460	37,681
Expenditures not currently deductible	3,281	4,455
Others	1,641	214

Gross deferred tax assets	$155,695	$146,780
Allowance made for tax benefit	(139,403)	(128,963)

Deferred tax assets	$16,292	$17,817

Deferred tax liabilities

Excess of tax allowances over depreciation	$1,617	$1,916
Prepaid expenses recognized as costs for tax purposes	1,433	2,453
Others	530	700

Deferred tax liabilities	$3,580	$5,069

Net deferred tax assets	$12,712	$12,748

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

16.	INCOME TAXES – continued

Reconciliations of the applicable statutory rate to the effective tax rate are as follows:

	2004	2003

Applicable statutory rate in Hong Kong	17.5%	17.5%
Effect on the change of statutory tax rate	–%	(0.2%)
Non–deductible impairment write down on goodwill
and long–lived assets	–%	(11.3%)
Non–deductible loan interest paid	(11.9%)	(0.2%)
Non–deductible costs	( 7.4%)	– %
Tax losses not utilized	(33.5%)	(1.7%)
Difference on statutory rates of other tax jurisdictions	3.3%	(2.1%)
Other permanent differences	1.3%	(0.1%)

Effective tax rate	(30.7%)	1.9%

17.	COMMITMENTS AND CONTINGENCIES

(a)

Capital expenditure purchase commitments in respect of property, plant and equipment

Total capital expenditure purchase commitments contracted for at 31 December 2004 were $4,987. These amounts will be payable within the coming year.

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

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

18.	RELATED PARTY TRANSACTIONS During 2004 and 2003, the Company conducted the following transactions with its shareholders:

	2004	2003
Capacity purchase prepayment made by
shareholders – see note 13	$–	$286,000

Revenue earned from shareholders in the normal course of operations:
– International voice	$174,384	$193,531
– Data	94,310	90,011
– Other	7,575	9,191

	$276,269	$292,733

Cost of sales charged by shareholders to the Company:
– International voice	$43,083	$52,163
– Data	4,645	5,004
– Transmission cost	10,300	12,259

	$58,028	$69,426

Operating expenses charged by shareholders to the Company	$16,852	$21,374

Time value accrued on the capacity purchase prepayment made by shareholders	$12,022	$7,414

Interest accrued on shareholders term loans	$3,292	$–

The amounts due from shareholders of $42,857 and $45,369 in 2004 and 2003, respectively, are unsecured and non–interest bearing, of which $24,108 and $23,431, respectively, were trade related balances.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

19.

STOCK–BASED COMPENSATION

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

As at 31 December 2004, the total outstanding options granted by the Company to the employees of the Company and its subsidiaries was approximately 66,064,000. The options are exercisable not more than 10 years after the date of grant. As of the balance sheet date, successful completion of an IPO is not probable and it is not practical to estimate the exercise price of the share options and thus, no compensation expense relating to options granted has been recognized through 31 December 2004.

20.

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

21.

SIGNIFICANT CUSTOMERS

The two significant customers in terms of revenue and accounts receivable are also the shareholders of the Company. These two customers accounted for 14.3% and 19.9% of the Company's revenue in 2004 and 14.7% and 17.7% of the Company's revenue in 2003, and they also accounted for 22.3% and 5.0% of the Company's accounts receivable in 2004 and 18.9% and 8.7% of the Company's accounts receivable in 2003.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

22.

STAFF RETIREMENT PLANS

The Company maintained defined benefit pension plans (“DB Plans”). The assets of the plans were held separately from those of the Company in funds under the control of independent trustees.

During the year, the Company has closed all its DB Plans. Upon the closure of the DB Plans, all the benefit obligations accruing to the staff of $32,094 have been transferred from the DB Plans to another separately administrated defined contribution plans for the staff. The Company is not required to make any payment to the DB Plans during the year and there was no unfunded liability of the plans. Upon the plans closure, the Company received a surplus of assets distribution of $250 from the DB Plans and that has been recorded as a gain in the current year’s earning.

Distribution of plan assets
Fair value of the plan assets upon the closure	$32,344
Transfer of benefit obligations to another defined contribution pension plans for the staff	(32,094)

Surplus of assets distributed to the Company upon the plans’ closure	$250

The following tables summarized benefit costs, as well as the benefit obligations, plan assets, fund status and assumptions associated with the plans in 2003.

2003
Changes in benefit obligation
Projected benefit obligation at beginning of year	$59,711
Net service cost	1,527
Interest cost	2,786
Actual employee contributions	257
Actual benefit payments	(2,720)
Actuarial gain	(2,703)
Decrease due to FAS 88 events *	(24,717)

Benefit obligation at end of year	$34,141

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

22.	STAFF RETIREMENT PLANS – continued

2003
Changes in plan assets
Fair value of plan assets at beginning of year	$49,025
Actual return on plan assets	8,598
Employer contribution	3,498
Employee contribution	257
Benefits paid	(2,720)
Decrease due to FAS 88 events *	(25,189)

Fair value at end of the year	$33,469

Fund status	$(718)
Unrecognized net actuarial loss	388
Unamortized prior service cost	–
Unamortized transition obligation	–

Accrued pension cost	$(330)

*	The FAS 88 events refer to the events below which occurred during the year:
i)  Certain members were made redundant or left service through the voluntary separation program.
ii) On 1 September 2003, all members of defined benefit schemes were transferred to the Company's defined contribution schemes with their benefits in respect of service before that date remaining unchanged.

2003
Weighted average actuarial assumptions:

Discount rate	5.25%
Expected return on plan assets	5.75%
Rate of compensation increase	0% – 3.5%

The components of the net pension cost for 2003 were as follows:
2003

Gross service cost	$1,784
Expected employee contributions	(257)

Net service cost	$1,527
Interest cost	2,786
Expected return on plan assets	(2,728)
Amortization of actuarial loss	265

$1,850

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

22.	STAFF RETIREMENT PLANS – continued Major category allocation of plan assets in 2003 was as follows:

Actual and target allocation

Equity securities	0%
Debt securities	0%
Cash	100%

100%

23.	RECLASSIFICATION Certain amounts previously reported in 2003 have been reclassified to conform to the 2004 presentation.

24.

POST BALANCE SHEET EVENT

Subsequent to the balance sheet date, on 16 April 2005 the Company, PCCW and Telstra entered into agreements giving effect to a new operating model for the Company under which the Company will operate as an outsourcer of telecommunications network services for the PCCW Group and the Telstra Group. The Company has ceased to pursue sales of data services to third parties. Data services are sold directly by the PCCW Group and the Telstra Group. The Company will continue to provide voice and satellite services to the PCCW Group, Telstra Group and third parties.

To implement the new operating model, the PCCW Group and the Telstra Group acquired indefeasible rights to use the Company’s international undersea cable capacity (the “IRU”) on the terms described below.

A number of agreements have been entered into by members of the Company, the PCCW Group and the Telstra Group in connection with the establishment of the new operating model with an effective date of 1 March 2005. The material agreements are the Reach Debt and Asset Restructuring Deed, the Capacity Allocation Agreement and the Reach Network Services Agreement. The principal terms of these agreements are set out below.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

24.

POST BALANCE SHEET EVENT – continued

Reach Debt and Asset Restructuring Deed dated 16 April 2005

In consideration for the allocation of the IRU pursuant to the Capacity Allocation Agreement (further details of which are set out below), each of the PCCW Group and the Telstra Group will pay the Company $157,000, which will be settled as follows:

For the PCCW Group

	i)	$155,000 will be applied as repayment of part of the outstanding principal of shareholder’s loan owing to the PCCW Group by the Company at the same amount; and
	ii)	$2,000 will be applied as payment of the accrued interest on the shareholder’s loan owing to the PCCW Group.

For the Telstra Group

	i)	$155,000 will be applied as repayment of the capacity purchase prepayment balance maintained by the Telstra Group at the same amount; and
	ii)	$2,000 will be applied as payment of the accrued interest on the shareholder’s loan owing to the Telstra Group.

Both the PCCW Group and the Telstra Group agreed to waive their rights to receive further interest accruing on the shareholders’ loans owing from the Company in excess of the $2,000 each described above.

In addition, the Company issued to each of PCCW and Telstra 445,000,000 new ordinary shares of the Company at par value of $1 each in settlement of the following obligations and balances:

For the PCCW Group

	i)	$290,000 will be settled against part of the outstanding principal of shareholder’s loan owing to the PCCW Group by the Company at the same amount; and
	ii)	$155,000 will be settled against the capacity purchase prepayment balance maintained by the PCCW Group at the same amount.

For the Telstra Group

The whole $445,000 will be settled against part of the outstanding principal of the shareholder’s loan owing to the Telstra Group at the same amount.

After the above transactions, the capacity purchase prepayment balances from the PCCW Group and the Telstra Group will be fully settled. The principal of each of the shareholder’s loan from the PCCW Group and the Telstra Group will be reduced from $600,000 to $155,000.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004 AND 2003

(in thousands of US dollars, except share and per share data)

24.

POST BALANCE SHEET EVENT – continued

Capacity Allocation Agreement (the “CAA”) dated 16 April 2005

Pursuant to the CAA, the Company will allocate the international undersea cable capacity currently held by the Company by way of granting indefeasible rights to use in relation to such capacity to each of the PCCW Group and the Telstra Group. Each of the PCCW Group and the Telstra Group will pay the Company $157,000 to be applied against certain obligations owed by the Company as described above in detail. The PCCW Group and the Telstra Group will also each assume one half of the Company’s committed future capital expenditure. Each shareholder’s undertaking on this capital expenditure over the period from March 2005 to December 2022 is expected to be approximately $106,000.

The Company’s operations and maintenance costs associated with the international undersea cable capacity allocated by way of the IRU will be recovered by the Company from the PCCW Group and the Telstra Group pursuant to the terms of the Reach Network Services Agreement as set out below.

Reach Network Services Agreement (the “RNSA”) dated 16 April 2005

Pursuant to the RNSA, the Company will provide to the PCCW Group and the Telstra Group telecommunications and other outsourcing services. These services will be provided on a “cost plus” basis in accordance with typical outsourcing arrangements.

The Company will continue to provide voice services to third party customers on commercial terms. Satellite services will not be subject to the outsourcing model but will continue to be provided to the PCCW Group, the Telstra Group and third parties on commercial terms.

The management consider that under the new operating model, the Company’s cost base and structure can be streamlined and it will become more cost effective. With the debt and asset restructuring set out above, the Company’s financial position has been stabilised and strengthened.

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

EXHIBITS INDEX

Exhibit Number	Description	Sequentially Numbered Page

1	.	Memorandum and Articles of Association of PCCW, as amended.

4	.	(p)	Equitable Mortgage Amendment Deed dated April 16, 2005 between PCCHL, PCCW and Telstra.

4	.	(t)	Domestic Connectivity Agreement Amendment Agreement dated April 16, 2005 between HKTC and Reach Networks.

4	.	(mm)	Facility Letter dated July 13, 2004 between Standard Chartered Bank (HK) Ltd (as issuing bank), HKTC (as applicant) and PCCW (as beneficiary) relating to a guarantee facility of up to HK$780 million.

4	.	(nn)	Deed of Charge Over Deposit Account dated July 13, 2004 between HKTC (as chargor), Standard Chartered Bank (HK) Ltd (as issuing bank and account bank) and PCCW (as beneficiary) relating to a guarantee facility of up to HK$780 million.

4	.	(oo)	Placing Agreement dated October 28, 2004 between Asia Motion Limited (as vendor) and Lehman Brothers Asia Limited (as placing agent) relating to the placing of 118,000,000 ordinary shares of PCPD at HK$2.18 per PCPD share.

4	.	(pp)	Subscription Agreement dated October 28, 2004 between Asian Motion Limited and PCPD relating to the subscription of 118,000,000 new ordinary shares of PCPD at HK$2.18 per PCPD share.

4	.	(qq)	Block Trade Agreement dated November 30, 2004 between Asia Motion Limited (as seller) and Deutsche Bank AG, Hong Kong Branch (as contracting principal) relating to the placing of 450,000,000 ordinary shares of PCPD at HK$2.48 per PCPD share.

4	.	(rr)	Agreement for Sale and Purchase dated December 21, 2004 between Partner Link Investments Limited (as vendor) and Richly Leader Limited (as purchaser) relating to the sale of PCCW Tower.

4	.	(ss)	Subscription Agreement dated January 19, 2005 between China Netcom Group Corporation (BVI) Limited, China Network Communications Group Corporation and PCCW relating to the subscription of 1,343,571,766 new ordinary shares in PCCW at HK$5.90 per share.

4	.	(tt)	Supplemental Agreement dated February 7, 2005 among the parties to the Subscription Agreement (referred to in Exhibit (ss)).

4	.	(uu)	Deed of Rental Guarantee dated February 7, 2005 between Partner Link Investments Limited (as vendor), Ipswich Holdings Limited (as guarantor) and Richly Leader Limited (as purchaser) relating to the guarantee of a minimum monthly rental of HK$13,338,000 per month to the purchaser for five years.

4	.	(vv)	Deed of Assignment dated March 14, 2005 among China Netcom Group Corporation (BVI) Limited, China Netcom Corporation (BVI) Limited, China Network Communications Group Corporation and PCCW pursuant to which China Netcom Group Corporation (BVI) Limited assigned its rights under the Subscription Agreement (referred to in Exhibit (ss)) to China Netcom Corporation (BVI) Limited.

4	.	(ww)	Reach Network Services Agreement dated April 16, 2005 among Reach, Reach Global, Reach Networks, Telstra, Hong Kong CSL Limited, PCCW Communications, HKTC and PCCW relating to the supply by Reach of international connectivity services.

4	.	(xx)	Capacity Allocation Agreement dated April 16, 2005 among Reach Global, Telstra, PCCW Communications and PCCW relating to the granting by Reach Global of indefeasible rights to use Reach’s undersea cable capacity.

4	.	(yy)	Reach Debt and Asset Restructure Deed dated April 16, 2005 among Telstra, Telstra Holdings Pty Limited, Telstra Holdings (Bermuda) No. 1 Limited, PCCHL, HKTC, PCCW Communications, various members of the Reach Group and PCCW relating to the restructuring of debt owed by Reach to its shareholders.

4	.	(zz)	Reach Shareholders (Variation) Agreement No. 6 dated April 16, 2005 entered into by Telstra, Telstra Holdings Pty Limited, Telstra Holdings (Bermuda) No. 1 Limited, PCCW, PCCHL and Reach relating to Reach Shareholders Agreement dated October 13, 2000.

8	.		List of Subsidiaries.

12	.		Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13	.		Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).