Form 20-F
period 2005-12-31
PCCW LTD
filed 2006-05-11
CIK 842519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

FORM 20-F

(Mark One)
	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2005
or
	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the transition period ______to ______
or
	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 1-10119
____________________________

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
6,723,020,490 Ordinary Shares, nominal value HK$0.25 per share

____________________________

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No 

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes    No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒     No 

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer 	Non-accelerated filer 

Indicate by check mark which financial statement item the registrant has elected to follow.   Item 17   Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes    No ☒

* Not for trading, but only in connection with the registration of the American Depositary Shares.

TABLE OF CONTENTS

____________________________

i

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	140
PART II		140
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	140
ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS		141
ITEM 15.	CONTROLS AND PROCEDURES	141
ITEM 16.	RESERVED	142
A. Audit Committee Financial Expert		142
B. Code of Ethics		142
C. Principal Accountant Fees and Services		142
D. Exemptions from the Listing Standards for Audit Committees		143
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers		143
PART III		143
ITEM 17.	FINANCIAL STATEMENTS	143
ITEM 18.	FINANCIAL STATEMENTS	143
ITEM 19.	EXHIBITS	144

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION AND CERTAIN CONVENTIONS

In this annual report, references to “PCCW”, “PCCW Group”, “Group”, “Company”, “we”, “us”, “our” and similar terms refer to PCCW Limited and, unless the context otherwise requires, to its subsidiaries and associated companies. For the avoidance of doubt, when referring to transactions between PCCW and/or a member of the PCCW Group and SUNDAY Communications Limited and/or its subsidiaries and associated companies, references to "PCCW", "PCCW Group", "Group", "Company", "we", "us", "our", and similar terms shall not include SUNDAY Communications Limited and its subsidiaries and associated companies. References to “HKT” refer to PCCW-HKT Limited, an indirect wholly owned subsidiary of PCCW and, unless the context otherwise requires, to its subsidiaries and associated companies. References to “HKTC” refer to PCCW-HKT Telephone Limited, an indirect wholly owned subsidiary of PCCW, and, unless the context otherwise requires, to its subsidiaries and associated companies. References to “SUNDAY” refer to SUNDAY Communications Limited, an indirect 79.35% owned subsidiary of PCCW and, unless the context otherwise requires, to its subsidiaries and associated companies.  References to “PCPD” refer to Pacific Century Premium Developments Limited, an indirect 61.66% owned subsidiary of PCCW and, unless the context otherwise requires, to its subsidiaries and associated companies.

References to “SEHK” refer to The Stock Exchange of Hong Kong Limited, and references to “SEHK Listing Rules” refer to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

References to the “Hong Kong Government” refer to the government of the Hong Kong Special Administrative Region of the People’s Republic of China, or Hong Kong.

Our consolidated financial statements included in this annual report are prepared in accordance with generally accepted accounting principles in Hong Kong, or HK GAAP, which is our primary reporting framework. HK GAAP differs in certain material respects from generally accepted accounting principles in the United States, or US GAAP. See “Item 5. Operating and Financial Review and Prospects” below and note 48 to our consolidated financial statements.

We publish our consolidated financial statements in Hong Kong dollars. In this annual report, unless otherwise specified or the context otherwise requires, references to “HK$” are to Hong Kong dollars, the lawful currency of Hong Kong and references to “US dollars” and “US$” are to the lawful currency of the United States of America, or the U.S. References to “RMB” are to Renminbi, the lawful currency of the People’s Republic of China, or the PRC.

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

•

increased competition in the Hong Kong telecommunications markets and the continuing negative effects from the regulatory constraints that apply to us;

•

possible negative effects of potentially new regulatory developments;

•

the risks associated with SUNDAY, our mobile operator subsidiary, including intense competition in the mobile telecommunications market, the funding and development of our 3G business and the limitations under the SEHK Listing Rules on business dealings between SUNDAY and us;

•

increased competition in the Hong Kong pay television market;

•

our ability to secure or successfully implement new business opportunities or anticipated projects with China Network Communications Group Corporation, or CNC;

•

the risks related to loss of business with competitors of CNC;

•

the risks associated with PCPD, our property development subsidiary, including the development of the Cyberport project and future property development plans;

•

our ability to implement our business plan as a consequence of our substantial debt;

•

our exposure to interest rate risk;

•

the risks associated with the expansion of our operations outside Hong Kong;

•

our ability to execute our business strategy, including our ability to enter into business combinations, strategic investments and acquisitions;

•

our ability to introduce new technologies, to successfully respond to technological developments and to adapt existing technologies may be limited; and

•

the other risk factors set out in the “Risk Factors” section of this annual report.

Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as at the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

PART I

ITEM 1.

           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

           KEY INFORMATION

A.    Selected Financial Data

The selected financial data set forth below at the dates and for the years indicated is derived from our audited consolidated financial statements. Our audited consolidated financial statements as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 are included elsewhere in this annual report. Our audited consolidated results include the results of SUNDAY since June 22, 2005. The selected financial data set forth below is qualified in its entirety by reference to, and should be read in conjunction with, our consolidated financial statements and the notes thereto included elsewhere in this report and “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data in accordance with HK GAAP

	Year ended December 31,
	2005	2004	2003	2002	2001
		(Restated)[2]	(Restated)[2]	(Restated)[2]	(Restated)[2]
	(HK$ million except per share and per ADS amounts)

Turnover	22,499	23,002	22,623	20,151	21,937
Cost of sales	(10,467)	(10,531)	(8,730)	(5,295)	(6,855)
General and administrative expenses	(8,052)	(8,384)	(9,529)	(9,601)	(10,371)
Other income	—	—	—	—	39
Other gains, net	626	409	407	13	767
Provisions for impairment losses	(52)	(40)	(2,452)	(534)	(91)
Restructuring costs	—	(51)	(38)	(311)	—
Interest income	533	57	132	164	548
Finance costs	(2,234)	(2,018)	(2,293)	(2,201)	(3,610)
Share of results of jointly controlled companies	1	(4)	(907)	389	360
Share of results of associates	120	151	64	273	110
Share of results of unconsolidated subsidiaries	—	—	—	—	96
Impairment losses on interests in jointly controlled
companies and associates	(4)	(16)	(4,464)	(8,263)	—
Losses on disposal of interests in Joint Venture
(Bermuda) No.2 Limited and MobileOne Ltd,
("MobileOne") net	—	—	—	(1,433)	—
Profit/(Loss) before taxation	2,970	2,575	(5,187)	(6,648)	2,930
Income tax	(1,103)	(999)	(1,140)	(1,243)	(1,712)
Profit/(Loss) for the year	1,867	1,576	(6,327)	(7,891)	1,218
Attributable to:
Equity holders of the Company	1,595	1,556	(6,111)	(7,765)	1,316
Minority interests	272	20	(216)	(126)	(98)

Profit/(Loss) for the year	1,867	1,576	(6,327)	(7,891)	1,218

Earnings/(Loss) per share:
—basic	24.97 cents	28.98 cents	(123.03) cents	(168.60) cents	29.41 cents
—diluted	24.92 cents	28.77 cents	(123.03) cents	(168.60) cents	28.53 cents

Earnings/(Loss) per American Depositary Share
("ADS"):
—basic	249.7 cents	289.8 cents	(1,230.3) cents	(1,686.0) cents	294.1 cents

Year ended December 31,
	2005	2004	2003	2002	2001
		(Restated)[2]	(Restated)[2]	(Restated)[2]	(Restated)[2]
— diluted	249.2 cents	287.7 cents	(1,230.3) cents	(1,686.0) cents	285.3 cents

Dividend declared per share:
— interim dividend declared and paid	6.5 cents	5.5 cents	—	—	—
— final dividend proposed	12.0 cents	9.6 cents	—	—	—

Weighted average number of outstanding shares[1]	6,389 million	5,370 million	4,967 million	4,606 million	4,475 million
Weighted average number of outstanding shares on a
fully diluted basis[1]	6,401 million	5,489 million	4,967 million	4,606 million	4,613 million

_________________
Notes:

1.

Shares issued and fully paid have been retrospectively adjusted for all periods in connection with a 1-for-5 share consolidation during 2003.

2.

The Hong Kong Institute of Certified Public Accountants, or HKICPA, has issued a number of new and revised Hong Kong Financial Reporting Standards, or HKFRSs, that became effective or have been available for early adoption for accounting periods beginning on or after January 1, 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs is provided in note 4 to our consolidated financial statements. Figures for 2003, 2004 and 2005 have been adjusted for these new and revised policies in accordance with the transitional provisions and as disclosed in notes 4(b) and 4(c) to our consolidated financial statements. Earlier years have only been restated to the extent that the new accounting policies are adopted retrospectively as disclosed in note 4(a) to our consolidated financial statements.

Income Statement Data in accordance with US GAAP

Year ended December 31,
	2005	2004	2003
(HK$ million except per share and per ADS amounts)

Net loss	(166)	(15,667)	(7,559)

Loss per share:
―basic	(2.60) cents	(291.75) cents	(152.18) cents
―diluted	(2.60) cents	(291.75) cents	(152.18) cents

Loss per ADS:
―basic	(25.98) cents	(2,917.51) cents	(1,521.79) cents
―diluted	(25.98) cents	(2,917.51) cents	(1,521.79) cents

Weighted average number of outstanding shares[1]	6,389 million	5,370 million	4,967 million
Weighted average number of outstanding shares on a fully diluted basis[1]	6,389 million	5,370 million	4,967 million

_________________

Note:

1.

Shares issued and fully paid have been retrospectively adjusted for all periods in connection with a 1-for-5 share consolidation during 2003.

Balance Sheet Data in accordance with HK GAAP

	As at December 31,
	2005	2004	2003	2002	2001
		(Restated)[2]	(Restated)[2]	(Restated)[2]	(Restated)[2]
	(HK$ million except share amounts)
Total assets	53,283	45,005	44,689	49,803	51,885
Net assets/(liabilities)	2,732	(5,700)	(8,365)	(6,310)	(11,488)
Share capital	1,681	1,344	1,343	1,164	1,135
Deficit	(1,071)	(8,903)	(10,011)	(7,882)	(13,167)
Minority interests	2,122	1,859	303	408	544

Shares issued and fully paid[1]	6,723 million	5,374 million	5,369 million	4,654 million	4,539 million

_________________
Notes:

1.

Shares issued and fully paid have been retrospectively adjusted for all periods in connection with a 1-for-5 share consolidation during 2003.

2.

The HKICPA has issued a number of new and revised HKFRSs that became effective or have been available for early adoption for accounting periods beginning on or after January 1, 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs is provided in note 4 to our consolidated financial statements. Figures for 2004 and 2005 have been adjusted for these new and revised policies in accordance with the transitional provisions and as disclosed in notes 4(b) and 4(c) to our consolidated financial statements. Earlier years have only been restated to the extent that the new accounting policies are adopted retrospectively as disclosed in note 4(a) to our consolidated financial statements.

Balance Sheet Data in accordance with US GAAP

	As at December 31,
	2005	2004
	(HK$ million except share amounts)

Shareholders’ equity	62,535	55,979

Shares issued and fully paid	6,723 million	5,374 million

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

The market exchange rate of the Hong Kong dollar against the US dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, from October 17, 1983 to May 18, 2005, the Hong Kong dollar was linked to the US dollar such that it was not allowed to appreciate above the rate of HK$7.80 to US$1.00. The central element in the arrangements that gave effect to this link was an agreement between the Hong Kong Government (through the Hong Kong Monetary Authority, or HKMA) and the three Hong Kong banks that are authorized to issue Hong Kong currency in the form of banknotes. Since May 18, 2005, pursuant to two convertibility undertakings, the HKMA undertakes to buy US dollars from licensed banks at the rate of HK$7.75 to US$1.00 if the market exchange rate for HK dollars is higher than such rate and to sell US dollars at HK$7.85 to US$1.00 if the market exchange rate for HK dollars is lower than such rate. If the market exchange rate is between HK$7.75 and HK$7.85 to US$1.00, the HKMA may choose to conduct market operations with the aim of promoting the smooth functioning of the money market and the foreign exchange market. As a result, the market exchange rate has not deviated significantly from the level of HK$7.80 to US$1.00. The exchange rates set forth below between the Hong Kong dollar and the US dollar (in HK$ per US$) are based on the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York. On April 28, 2006, the exchange rate was HK$7.7529 per US$1.00. Unless otherwise indicated, the translation of Hong Kong dollars into US dollars has been made at the rate of HK$7.80 to US$1.00.

The following table sets out the high and low exchange rates in effect for each of the months indicated:

	Exchange Rates
	High	Low
	(HK$ per US$1.00)
November 2005	7.7570	7.7514
December 2005	7.7548	7.7516
January 2006	7.7571	7.7506
February 2006	7.7618	7.7564
March 2006	7.7620	7.7570
April 2006	7.7598	7.7529

The following table sets forth the average exchange rates calculated by using the average of the exchange rates on the last day of each month for each of the years indicated:

Year ended December 31,	Average Exchange Rate
(HK$ per US$1.00)
2001	7.7996
2002	7.7996
2003	7.7864
2004	7.7899
2005	7.7755

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

Increased competition has adversely affected our business and we remain subject to negative effects from regulatory constraints

The Hong Kong Government’s policies relating to the liberalization of the telecommunications industry in Hong Kong have resulted in increasing competition for us in the markets for local, broadband, mobile and international telecommunications services.

In 1995, HKTC’s monopoly on fixed-line telecommunications services expired, paving the way for granting new fixed telecommunications network services, or FTNS, licenses to us and three other fixed-line local carriers: Hutchison Global Communications Limited, New World Telecommunications Limited, or New World, and Wharf T&T Limited, or Wharf. The FTNS licenses are valid until 2010 and renewable for an additional period of up to 15 years at the discretion of the Telecommunications Authority, or TA. The Hong Kong Government also granted additional licenses in 2000 for the operation of FTNS over hybrid coaxial networks or local fixed networks based on wireless technologies. Six cellular companies, four of which hold 3G licenses, also operate in the market. One of these six companies is SUNDAY 3G (Hong Kong) Limited, or SUNDAY 3G, an indirect wholly owned subsidiary of SUNDAY.

On January 1, 2003, full liberalization of the local and external FTNS markets took effect following a statement on the issue by the TA on January 11, 2002. See “Item 4.B. Business Overview―Regulation.” The introduction of full liberalization, alternative service providers and alternative technologies (e.g., Voice over Internet Protocol, or VoIP) for the provision of fixed-line services has increased and will continue to increase competition for us. With full liberalization, the grant of new licenses does not explicitly require capacity or infrastructure investment. However,  no new FTNS licenses will be granted to those applicants who primarily rely on interconnection with and access to the infrastructure of other FTNS licensees to roll out their network or provide their services. Since full market liberalization in January 2003,  several new wireline-based FTNS licenses have been granted. Consequently, our results of operations, cash flows and financial position could be adversely affected.

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

On January 14, 2005 we exchanged our FTNS license for a new Fixed Carrier, or FC, license. The primary change is our move from an “ex ante” tariff regime (where TA prior approval of all of our tariff revisions was required) to an “ex post” tariff regime (where we give the TA notice one day before we effectuate a tariff revision such as a discount, promotion or services bundle). The FC license does not contain any language that suggests we are dominant in any market. These changes were the result of our applications being declared non-dominant and our litigation strategy and will assist our ability to compete on a more level-playing field with other entrants. Nevertheless, our new license does not grant us non-dominance status. There is also a mandated local loop unbundling (i.e., Type II interconnection) requirement for narrowband (e.g., voice telephony) and broadband (e.g., Internet access). Although it will be phased out by mid-2008, this has facilitated market share acquisition by the other entrants. Continued pricing pressure from our competitors and our new found ability to price competitively may lead to further price declines and more severe competition in the fixed line market. If we are not able to compete effectively within the constraints of our new FC license or if the TA’s interpretation of the scope of constraints of the FC license is more stringent than our interpretation, our results of operations, market position and financial condition may be adversely affected.

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

More generally, the Hong Kong telecommunications industry operates under licenses granted by the Office of the Telecommunications Authority in Hong Kong, or together with the TA, OFTA. Our operations could be adversely affected if any of our existing licenses are amended, not renewed or revoked. The industry will be more competitive if new licenses are granted by OFTA to other service providers. The effect of any future regulatory changes on the viability or competitiveness of our business cannot be accurately predicted.

New regulatory developments may adversely affect our business

Fixed mobile convergence

The current regulatory framework in Hong Kong for fixed mobile interconnection is one of “mobile party network pays”, which essentially means that the mobile operator pays the fixed network operator for sending its traffic to the fixed network operator and also pays the fixed network operator for receiving traffic from the fixed network operator. The practice elsewhere is generally for the originating network of traffic to pay the terminating network of traffic. OFTA has indicated that it will conduct a consultation on this issue which is expected to begin in mid 2006. It has retained a consultant to assist it in this proceeding. The outcome of such consultation and any resulting changes to the current interconnection regime may adversely affect our business, results of operations or financial condition.

Broadband Wireless Access

In December 2004, the TA initiated a consultation on licensing broadband wireless access in the 3.4 to 3.6 GHz range. A second consultation was initiated in August 2005. We joined twelve other operators in questioning the timing and content of the TA’s proposals. See “Item 4.B. Business Overview—Regulation.” While the TA is now conducting further discussions and testing with the industry, there can be no assurance that broadband wireless access will not be licensed as originally proposed which could cause significant interference with inbound satellite transmissions to Hong Kong and affect broadcasting, voice and data services. Such interference would adversely affect our quality of service, our reputation and revenues, and ultimately our results of operations.

Spectrum Policy Review, or SPR

In late 2004, the Commerce, Industry and Telecommunications Bureau indicated that the Hong Kong Government intended to review its spectrum policies in line with similar reviews undertaken in other markets. In addition to spectrum assignments, the review would be expected to address spectrum usage and trading, auctions, interference management and other issues. Depending on the outcome of this review, spectrum could be assigned, obtained, used and traded in a manner which could adversely affect our competitive position, revenues and margins.

Universal Service Charges

Universal service charges are charges which compensate a company for providing services to low income consumers and for installing and maintaining payphones situated throughout Hong Kong. The TA will likely initiate a consultation to review the manner in which universal service charges are calculated and recovered. The result of this consultation could further decrease revenues from universal service charges and adversely affect our results of operations.

Our strategy to develop a profitable mobile business may not be successful

On June 22, 2005, we acquired a 59.87% interest in SUNDAY, and thereafter launched a mandatory unconditional cash offer for all of the remaining shares of SUNDAY. We currently hold a 79.35% interest in SUNDAY. We expect SUNDAY to be the core of our mobile business and to help us achieve fixed mobile convergence. However, as a result of competition in the mobile telecommunications market, the costs of developing the 3G business and the limitations under the SEHK Listing Rules on business dealings between SUNDAY and us, we may be limited in our ability to develop a profitable mobile business.

The Hong Kong mobile telecommunications market is intensely competitive with six operators providing 2G networks and four operators licensed to provide 3G networks. Hong Kong is one of the most saturated mobile telecommunications markets in the world, and only recently has some consolidation in the market commenced. Prior to its acquisition by us, SUNDAY had established a modest 2G business and had been investing to extend its range of services to encompass 3G services. Nonetheless, SUNDAY was the smallest of all the mobile operators in Hong Kong, with a market share of less than 10%, primarily limited to retail consumers. To successfully compete with the other competitors in the market, and in particular with its 3G investments, SUNDAY would need a relatively rapid adoption of 3G services by customers, a broader customer base, and increased funding to develop the 3G business. If the intense competition in the market continues, if we are not successful in strengthening the customer base and growing the mobile business, or if there are insufficient funds available to finance the 3G business, our results of operations may be adversely affected.

Our 3G competitors have launched their 3G services and have offered very substantial handset subsidies and attractive price promotions to attract new customers and to migrate existing 2G customers to 3G customers.

SUNDAY launched its trial 3G data card service in June 2005 and, in conjunction with us, trial-launched 3G services to our selected customers in early 2006. We face severe market competition in the 3G marketplace, and we expect that competition will continue to be intense as a result of the possible entry of new competitors on a mobile virtual network operator, or MVNO, resale or even facilities basis, consolidation of market leaders, possible unfavorable decisions in the SPR and OFTA’s fixed mobile convergence consultation, and the rapid development of new technologies, products and services. There has recently been some consolidation in the mobile telecommunications market in Hong Kong, such as the acquisition of China Resources Peoples Telephone Company Limited, a competitor of ours, by China Mobile (Hong Kong) Limited in 2005, and the merger of Hong Kong CSL Limited and New World PCS Limited which the TA approved in March 2006. These trends and events may create additional pressure on our roaming revenues, which in turn could adversely affect our results of operations. Further business combinations and alliances in the telecommunications industry may create significant new competitors and could harm our business and results of operations. Our ability to compete successfully, particularly with respect to our 3G investments, will depend on the speed of adoption of 3G services by customers, our ability to fund the development of our 3G business, and our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in customer preferences, economic conditions and discount pricing strategies by competitors. If we are not successful in doing these things, our results of operations may be adversely affected.

Both SUNDAY and we are companies subject to the SEHK Listing Rules. These rules require that certain significant transactions between a listed issuer and its connected persons, such as SUNDAY and us, be subject to disclosure and independent shareholders’ approval. On April 26, 2006, an extraordinary general meeting of SUNDAY was held to approve transactions to implement the new business model of SUNDAY, the detailed arrangements of which were made public. Unless connected transactions such as the arrangements underlying the new business model are approved by a majority of SUNDAY’s independent shareholders, we may not be able to implement such arrangements, which could have material adverse effects on our business strategy and our operations. Additionally, as the detailed arrangements between SUNDAY and us are made public, including to our competitors, the effect on the competitiveness of our business cannot be accurately predicted.

Risks associated with increased competition in the Hong Kong pay television market

In mid 2003, we launched now TV in Hong Kong, an Internet protocol pay television service. At the end of 2005, we had over 500,000 subscribers and were the second largest pay television provider in Hong Kong in terms of subscriber numbers. We currently offer over 90 channels on now TV, which includes content from local and international content providers. The costs of content can be significant, particularly for exclusive content, and can increase as a result of competition among pay television providers for subscribers. Additionally, as competition for subscribers in the pay television market intensifies, price competition may heighten. Should we be unable to locate, develop or finance the acquisition of new content and retain the existing available content, and if competition in the industry intensifies, this could have a material adverse effect on our pay television business, our financial position and our results of operations.

We may not be able to secure or successfully implement new business opportunities or anticipated projects with CNC

On January 19, 2005, we, CNC and China Netcom Group Corporation (BVI) Limited, or CNC (BVI), a wholly owned subsidiary of CNC, entered into a subscription agreement (which was amended by a supplemental agreement dated February 7, 2005 between the same parties and a deed of assignment dated March 14, 2005 between the same parties and China Netcom Corporation (BVI) Limited, or China Netcom (BVI), a wholly owned subsidiary of CNC (BVI)), or CNC Subscription Agreement, whereby China Netcom (BVI) agreed to subscribe for 1,343,571,766 new ordinary shares to be issued by us. The new ordinary shares represented approximately 20% of our enlarged issued share capital. On April 1, 2005, CNC through China Netcom (BVI) completed this subscription and became our second largest shareholder.

Pursuant to the CNC Subscription Agreement, we have set up a PRC Business Development Committee to advise on possible opportunities for expanding our operations in the PRC and monitor the use of funds allocated and approved by our Board of Directors or relevant committee for such opportunities. Subject to our capital investment procedures and the identification of appropriate investment opportunities, we presently intend to seek to invest up to HK$5,000 million to expand our operations in the PRC. CNC has the right to nominate two out of four members of this committee.

In addition, we and CNC entered into a memorandum on February 24, 2005, setting out the parties’ intention to establish special working teams to explore cooperation opportunities in areas including, inter alia, broadband media, mobile communications, property development and directory business. Although we have made some investments in these areas, we might not be able to secure or successfully implement the new business opportunities or anticipated projects with CNC due to business, economic, regulatory or other constraints and this could have a material adverse effect on our business, financial position and results of operations.

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

As CNC is our second largest shareholder and, in view of the above arrangements, our existing business relationship with competitors of CNC, such as China Telecommunications Corporation, or China Telecom, might be adversely affected, and our ability to develop new business relationships with competitors of CNC may be significantly impaired. As such, this could make us dependent on CNC for new business opportunities in the PRC. If we are unable for any reason to develop new business opportunities in the PRC, maintain existing business relationships in the PRC with competitors of CNC or if we and CNC fail to develop new business opportunities in the PRC, our existing businesses could be significantly disrupted and our expansion plans could be inhibited.

As a result, the above factors could have a material adverse effect on our business, financial position and results of operation.

Risks associated with PCPD, our property development subsidiary, including the development of the Cyberport project and future property development plans

In May 2000, we entered into an agreement with the Hong Kong Government under which we were granted the exclusive right and obligation to design, develop and construct the Cyberport project. See “Item 4.B. Business Overview―Infrastructure―Cyberport” for a more detailed discussion of this project.

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

Under the relevant land grant from the Hong Kong Government, sale or pre-sale proceeds must be paid into a stakeholders’ account maintained by a designated law firm and be applied first towards the settlement of the development costs of the residential units. As at December 31, 2005, an amount of approximately of HK$4,293 million was standing to the credit of such stakeholders’ account. We expect that such amount will be sufficient to cover all development costs of the Cyberport project based on current estimates and the Group will not be required to provide significant additional direct funding to the project.

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

As at December 31, 2005, we had invested approximately HK$4,428 million in the Cyberport project. Pre-sales of residential units in the first two phases commenced in 2003 and, despite difficult market conditions in Hong Kong, all 1,204 residential units were sold. Together with the phases launched in 2004 and 2005, more than 1,980 residential units had been sold by December 31, 2005. The cash flow generated from pre-sales of residential units are used to substantially cover existing and future development costs of the Cyberport project.

No assurance can be given as to:

•

when pre-sales and sales of the residential units of future phases will begin, the pricing of these residential units or whether such sales and pre-sales will be successful as these will be affected by the then prevailing property market conditions and risks specific to the property market (including the property policy of the Hong Kong Government as modified and revised from time to time and the changes in interest rates applicable to the mortgage of properties); or

•

the amount we will have to fund with respect to the Cyberport project and other obligations under the project agreement; or

•

the level of failures by committed purchasers to complete the purchase of their residential units, of which we are aware of a small number; or

•

the amount of surplus proceeds, if any, which may ultimately be distributed to us from the Cyberport project.

As a result, the above factors may have significant implications for our projections of internal cash flow for the Cyberport project. Were the amount of surplus proceeds from the project to fall below our expectations, or be allocated to us later than forecast, our financial position and cash flows may be materially and adversely affected and our ability to expand our other businesses may be restricted.

Various recent changes in the accounting standards in Hong Kong applicable to our infrastructure business could adversely affect our financial results. We own certain investment properties for investment potential, and the investment properties are stated in our balance sheet at their open market value. As a result of a new Hong Kong accounting standard relating to investment property that came into effect on January 1, 2005, any changes in fair value of the investment properties will be directly reported in PCPD’s income statement. Accordingly, any reduction in the fair value of the investment properties would adversely affect our financial results.

Prior to January 1, 2005, we used the stage of completion method in recognizing the revenues and profits from the pre-sales of residential units. As a result of a new interpretation of a Hong Kong accounting standard relating to revenue recognition that came into effect on January 1, 2005, revenue arising from pre-completion contracts for the sale of development properties entered into on or after January 1, 2005 should be recognized upon the completion of the development properties. We have designated “completion” to mean the date that the consent to assign the property has been issued by the Hong Kong Lands Department or, in cases where such consent to assign is not required, such other date on which the significant risks and rewards associated with the ownership of the property under the contract pass to the purchaser. Revenues and profits in respect of pre-completion contracts entered into before January 1, 2005, as permitted by the new interpretation, would continue to be recognized based on the stage of completion method. This may result in a deferral of revenue recognition from the pre-sales of residential units in future years and may adversely affect our financial results.

On February 7, 2005, PCCW Tower was sold by Partner Link Investments Limited, or Partner Link, a wholly owned subsidiary of PCPD, for cash consideration of HK$2,808 million. Pursuant to a deed of rental guarantee,

Partner Link guaranteed a net rental of HK$13,338,000 per month to the purchaser for five years commencing on February 8, 2005, the date following the completion date of the sale. The purchaser appointed Pacific Century Paramount Real Estate Limited, or Pacific Century Paramount, another wholly owned subsidiary of PCPD, as the leasing agent and estate manager of PCCW Tower during the term of the deed of rental guarantee. The deed of rental guarantee can be terminated in limited circumstances, including if the appointment of Pacific Century Paramount as the leasing agent and estate manager is terminated by the purchaser. A payment to the purchaser under the rental guarantee arrangement could materially and adversely affect our prospects and financial position.

From time to time, there is some public discussion in Hong Kong regarding the manner in which we were granted the right to participate in the Cyberport project. This could have an adverse effect on the expansion of our future property development plans such as the redevelopment of telephone exchange sites currently held under long-term leases which require approval from the Hong Kong Government, or on the negotiations with the Hong Kong Government for payment of land premium.

Our substantial debt could impair our ability to implement our business plan

We have incurred significant indebtedness and, subject to limitations imposed by our lenders, may incur indebtedness in the future. At December 31, 2005, we had approximately HK$29,357 million in short-term borrowings and long-term liabilities.

As long as we have a substantial amount of debt, the consequences of this debt to our business, among other things, could be to:

•

limit our ability to take advantage of significant new business opportunities;

•

make it more difficult for us to satisfy our payment obligations if market or operational conditions deteriorate;

•

increase our vulnerability to general adverse economic and industry conditions;

•

limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•

require us to dedicate a substantial portion of our cash flow from operations to payment of our existing debt, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, research, development and other general corporate requirements; and

•

place us at a competitive disadvantage compared to our competitors that have less debt.

We are exposed to interest rate risk

A significant portion of our outstanding debt and guarantee obligations bear interest at a fixed rate. As a result, any significant decrease in interest rates would not be reflected in our payment obligations which could adversely affect our financial condition and results of operations.

We will be susceptible to risks associated with expanding our operations outside Hong Kong, which could harm our operating results

We plan to offer globally the network, operations and management experience and expertise that we have acquired in Hong Kong, particularly to clients and business partners in the PRC, Asia and the United Kingdom, or the U.K. We expect to commit substantial time and development resources to customizing and developing our products and services for markets outside of Hong Kong and to developing relevant sales and support channels. Our ability to expand into these markets may be constrained by the pace of deregulation in individual markets, including the timing of removal of restrictions on foreign participation. In addition, operations outside of Hong Kong will be subject to certain risks, including:

•

lack of familiarity with the overseas market, such as customer preferences and competitors’ practices;

•

multiple and conflicting regulations relating to communications, use of data and control of Internet access;

•

changes in regulatory requirements, tariffs and import and export restrictions, particularly in the PRC;

•

increased costs associated with complying with the laws of numerous jurisdictions;

•

fluctuations in currency exchange rates;

•

lack of clarity in the interpretation of laws and regulations, particularly in the PRC;

•

insufficient protection of intellectual property rights, particularly in the PRC;

•

changes in political and economic stability; and

•

potentially adverse tax consequences.

Any of these factors could have a material and adverse effect on our business, results of operations and financial condition.

Our business strategy involves potential business combinations, strategic investments and acquisitions

As part of our business strategy, we intend to enter into new business combinations, strategic investments and acquisitions. However, we might not be able to enter into new business combinations, strategic investments and acquisitions due to regulatory or other constraints, which could have a material adverse effect on our results of operations. In addition, acquisitions typically involve a number of risks, including:

•

the difficulty of integrating the operations and personnel of the acquired companies;

•

the potential disruption to our ongoing business and the distraction of our management;

•

the difficulty of incorporating acquired technology and rights into our products and services;

•

unanticipated expenses related to acquired technologies and their integration into existing technologies;

•

the difficulty of maintaining uniform standards, controls, procedures and policies;

•

the impairment of relationships with employees and customers as a result of integration of new management and personnel;

•

potential unknown liabilities associated with acquired businesses;

•

higher than planned funding requirements to preserve and grow the value of acquired companies or, if we are unable to obtain access to such funds, possible loss of value of the acquired companies; and

•

adverse effects on our reported operating results due to the amortization of and potential impairment provision for goodwill associated with acquisitions and losses sustained by acquired companies after the date of acquisitions.

Our ability to introduce new technologies, to successfully respond to technological developments and to adapt existing technologies may be limited

Our operations depend on the successful deployment of continuously evolving technologies, particularly in view of our expansion plans in the broadband market, the convergence of voice, data, video and multimedia on various platforms and responding to technological and industry developments.

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

We may be unable to continue to pay dividends in the future

We undertook a capital reduction in 2004 in order to allow us to begin paying dividends. For further information, see “Item 8.A. Consolidated Statements and Other Financial Information — Dividend Policy.” We commenced the payment of dividends in November 2004.  However, there can be no assurance that dividends will be declared or paid in the future. We may be unable to, or our Board of Directors may decide not to, pay dividends on our ordinary shares. The declaration or payment of dividends will depend on various factors, including:

•

attaining positive retained earnings;

•

our future operations, capital requirements and surplus;

•

general economic, political and financial conditions;

•

contractual restrictions;

•

defeasance of certain outstanding liabilities of the Company;

•

the amount of any asset impairment;

•

investment and acquisition policy; and

•

other factors our Board of Directors may deem relevant.

We have in the past, and may in the future, incur indebtedness that may prohibit or effectively restrict the payment of dividends.

We will be susceptible to risks associated with Reach Ltd., or Reach, our primary international connectivity services provider

Reach was formed in February 2001 as a 50:50 venture between Telstra Corporation Limited of Australia, or Telstra, and us and merged the respective international infrastructure assets of both shareholders. See “Item 4.B. Business Overview―Reach”.

On April 16, 2005, we agreed with Telstra and Reach on a new operating model under which Reach would operate as an outsourcer of telecommunications network services for our group and Telstra and its subsidiaries, or the Telstra Group. As a result of the implementation of this new operating model, Reach’s aggregate indebtedness to us was reduced to US$155 million. Due to Reach’s current financial condition, we may not receive interest on Reach’s remaining indebtedness of US$155 million to us, we may not be able to recover a portion or all of such indebtedness and the US$25 million that we may be required to contribute under a revolving working capital loan facility which we and Telstra agreed to provide in 2004, or the Reach Working Capital Facility, and we may need to restructure Reach’s remaining indebtedness of US$155 million to us and the Reach Working Capital Facility. Any of the foregoing could adversely affect our financial condition and results of operations. For further details on the new operating model for Reach, see “Item 5. Operating and Financial Review and Prospects―Transactions with Related Parties.”

Our long-term contractual commitments to Reach could affect us in a number of ways, including by:

•

committing us to fund Reach’s committed payments, which we expect over the 17-year period from March 2005 to 2022 to be approximately US$106 million;

•

committing us to pay for services from Reach in respect of the indefeasible rights to use the international undersea capacity acquired in April 2005 until the expiry of such rights irrespective of our actual use of such services;

•

committing us to ensure that Reach continues to operate in the long term as a provider of services to us and Telstra, which may result in further requirements to fund Reach either in the form of debt or equity; and

•

requiring us to continue to work with Telstra on a joint venture basis and to continue to address any funding issues for the joint venture should they arise, failing which we could lose our ability to use the indefeasible rights to the international undersea capacity acquired in April 2005.

In particular, if Reach were unable for any reason to provide us with the services described above, this could disrupt our business.

As a result of the above factors, our relationship with Reach could have an adverse effect on our business, results of operations and financial conditions.

Any asset impairment could adversely affect our financial results

We own property, plant and equipment, interests in leasehold land held for our own use under operating leases, investments in associates and jointly controlled companies, intangible assets and goodwill and are required to review these assets for impairment at the end of each financial year with reference to their recoverable amounts. The recoverable amount of an asset is the greater of its net selling price and its value-in-use. If the carrying value of an asset is higher than its recoverable amount, asset impairment will be charged to the income statement. The recoverable amount is dependent on the prevailing market conditions, nature of the asset, its resale value, its estimated future cash flows and the discount rate that reflects current market assessment of the time value of money, our ability to deliver business plans and the risks specific to the asset. The carrying value of property, plant and equipment, interests in leasehold land held for our own use under operating leases, interests in associates and jointly controlled companies, intangible assets and goodwill at December 31, 2005 were HK$16,012 million, HK$661 million, HK$705 million, HK$1,326 million and HK$2,661 million, respectively. As such, any reduction in the recoverable amount of an asset below its carrying value could be charged to the income statement and could adversely affect our financial results.

Risk of earnings volatility from the adoption of HKFRSs

In order to achieve convergence with the International Financial Reporting Standards, the HKICPA has issued a number of new and revised HKFRSs that became effective for accounting periods beginning on or after January 1, 2005.

These new and revised HKFRSs were reflected in our financial statements for the first time for the six months ended June 30, 2005 and the year ended December 31, 2005. The adoption of the new and revised HKFRSs has no impact on our underlying business operations or cash flow. However, our financial results as reported under these HKFRSs in the income statement may fluctuate significantly. See note 4 to our consolidated financial statements for a more detailed discussion of this matter.

The development of VoIP services in Hong Kong could adversely affect us

On June 20, 2005, the TA released its policy statement on the regulation of VoIP services in Hong Kong. The TA adopted a two tier licensing regime for VoIP providers and indicated that the first tier providers would have similar rights and obligations as the current FTNS/FC licensees as they would be providing a substitutable voice service. The second tier providers would have fewer rights and obligations, as they would be offering services that would not be substitutable for existing voice services. See “Item 4.B. Business Overview— Regulation.” Depending on the outcome of commercial negotiations and the additional consultations on VoIP services, and the speed at which competitors may offer products to the market, VoIP services could pose a serious competitive threat to our fixed line and IDD business, resulting in reduced revenues and margins.

Our business activities in the broadband multimedia and integrated solutions services markets may not be successful

We offer broadband multimedia and integrated solutions services in Hong Kong and in overseas markets. These services include wireless broadband Internet access, pay television, consulting, systems development, systems integration, data hosting, web applications and design, outsourcing and managed services and applications service provision. We face many competitors in these areas. A number of our competitors have greater resources and better international brand identity than we do. Many of our competitors have potential advantages over us in the provision of integrated solutions services, including:

•

longer operating histories;

•

greater financial, technical, marketing and other resources;

•

greater name recognition; and

•

larger customer bases.

We expect to commit substantial time and resources to customizing and developing our products and services and to developing relevant sales and support channels. These efforts may not be successful and we may not be able to compete effectively in these areas.

In particular, certain technical services contracts which we have with the Hong Kong Government will soon expire and be subject to renegotiation. Any failure to renew such contracts would adversely affect our results of operations.

Our ability to pursue our strategy with respect to some investments in which we share control or do not have a controlling interest may be limited

We have formed ventures with business partners in which we share control or do not have a controlling interest. Our current and future venture interests may involve special risks, including, among others, the possibility that:

•

a venture partner may at any time have economic or business interests or goals that are inconsistent with ours;

•

a venture partner or the venture may take actions contrary to our instructions or requests or contrary to our policies or objectives with respect to our businesses;

•

a venture partner may be unable or unwilling to fulfill its obligations under the venture agreements;

•

a venture partner may experience financial difficulties; and

•

we may not be in a position to control the venture’s future growth strategy or operations or its distribution of available cash flows to the same extent it would if it were a subsidiary.

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

Loss of key management and other qualified personnel could weaken our business

A small group of key executive officers manages us, and the loss of services of one or more of these key individuals could affect our ability to make successful strategic decisions. Members of our senior management, including our executive directors, have entered into service contracts with us. The contracts with our key executive officers are terminable with notice periods ranging from three to twelve months. We cannot guarantee that these contracts will allow us to retain key employees. Additionally, we do not presently maintain any key person insurance.

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

Regulatory decisions relating to broadband access services could adversely affect us

In November 2000, the TA issued a statement on the regulatory framework for broadband interconnection, including the principles underlying the determination of broadband unbundled local loop arrangements and interconnection charges. Following the approval of OFTA, on October 19, 2001, we published a new wholesale tariff which sets out the terms and conditions upon which other FTNS operators in Hong Kong can interconnect with our copper local loops on an unbundled basis to provide broadband services. Following a series of litigation cases, we have now entered into long term contract and/or tariff arrangements with our three major competitors for unbundled local loops. Any determination of these terms, conditions and rates could pose a competitive threat to our narrowband, broadband and private line businesses, resulting in reduced revenues and margins.

The Type II interconnection review was a public consultation initiated by the Secretary for Commerce, Industry and Technology of the Hong Kong Government on May 23, 2003 to review the policy of compulsory unbundling of local loops due to the changing market landscape, the advent of new or improved technologies and the fact that seven years have passed since narrowband unbundling was implemented. On July 6, 2004, the Executive Council released its decision to ultimately phase out both narrowband and broadband compulsory unbundled local loop by June 30, 2008. In 2005, we entered into a long term supply agreement with Wharf. Nevertheless, until mid-2008 when compulsory local loop unbundling will be withdrawn, any determination proceeding or further actions by the Hong Kong Government may mandate pricing and terms and conditions which, if less favorable to us than those provided in the published tariff, may adversely affect our business, financial condition or results of operations.

In the Interconnection and Related Competition Issues Statement No. 7 (Second Revision) published on March 18, 2002, OFTA completed a review of its interconnection charging principles initially established in 1995. In Statement No. 7, OFTA reconfirmed that in future determinations for Type II interconnection and Type I interconnection (i.e., interconnection between network gateways) it would continue to use a long run average incremental cost, or LRAIC, approach and apply a current cost standard subject to the use of historical cost on certain items (land, building, copper infrastructure pre-1995) to the costing of network assets. On June 18, 2002, OFTA indicated it could further revise Statement No. 7 to make it applicable to both broadband and narrowband interconnections. On November 12, 2004, OFTA announced that it would review the charging methodology for mobile and value added service interconnection to our FTNS network. See “Item 4.B. Business Overview — Regulation.” These reviews may result in interconnection charge levels less than those currently in existence and may adversely affect our business, results of operations or financial condition.

A possible merger of the TA and the Hong Kong Broadcasting Authority in 2007 or 2008 and the creation of a new regulator

Our telecommunications and pay television/Internet businesses are currently regulated by the TA and the Broadcasting Authority, respectively. It has been publicly announced that the two regulators may be merged into a Communications Authority, which will likely occur in 2007 or 2008. It is unclear whether any of the underlying legislation may be amended or replaced, and whether there may be shifts in the current regulatory positions as a consequence. Any shift in such positions or change in legislation could adversely affect our results of operations.

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

We may be assessed taxes from previous years as a result of a dispute with the Inland Revenue Department

HKTC is in dispute with Hong Kong’s Inland Revenue Department, or IRD, regarding the deductibility of certain finance expenses.  The IRD had raised two assessments for part of the disputed finance expenses on April 21, 2005 and February 3, 2006.  HKTC lodged an objection to both assessments and successfully obtained a holdover of the tax assessed through the purchase of Tax Reserve Certificates in the amount of HK$308 million.  The estimated impact on our tax expense of the dispute may amount to HK$322 million as of December 31, 2005. Based on the information available to date, HKTC has made a provision in 2005 based on the best estimate of the amount that may ultimately be required to settle this dispute.  However, if HKTC ultimately loses the dispute and the settlement is more than the tax provided, it could adversely affect our results of operations.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud

The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

An outbreak of bird flu or H5N1 or a recurrence of severe acute respiratory syndrome, or SARS, or other similar outbreaks in the PRC, Hong Kong or certain other Asian countries, may adversely affect our business, results of operations and financial condition

There have been reports of outbreaks of a highly pathogenic bird flu caused by the H5N1 virus in certain regions of Asia and Europe, with human casualties reported in Cambodia, the PRC, Indonesia, Iraq, Thailand, Turkey and Vietnam. In the first half of 2003, the PRC, Hong Kong, Taiwan, Singapore and certain other Asian countries encountered an outbreak of SARS, a highly contagious form of atypical pneumonia. In April 2004, there were several confirmed cases of SARS in Beijing. The recurrence of the SARS outbreak, or an outbreak of H5N1 or bird flu, or other similar outbreaks in the PRC, Hong Kong or certain other Asian countries may adversely affect our ability to conduct business development, in particular, in Asia. A recurrence or any similar outbreak may have an adverse effect on our customers and the demand for our products and services due to a general slowdown of the economy and their prolonged effects may have a material adverse impact on our business, results of operations and financial condition.

We may be held liable for information retrieved from or sent through our Internet website

Since our mobile communications and data services can be used to download and distribute information to others, there is a risk that we may face claims for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of such material. Our insurance may not cover potential claims of this type, or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by our insurance or is in excess of our insurance coverage could have a material adverse effect on our business, results of operations and financial condition.

Our shares may be deregistered under the U.S. Securities Exchange Act and our ADSs may be delisted from the New York Stock Exchange Inc., or the NYSE

The SEC has announced a proposal to relax the requirements for deregistration of securities of foreign issuers such as us under the U.S. Securities Exchange Act.  The SEC is considering comments it has received on the proposal and we cannot assure you that our shares will not be deregistered under the U.S. Securities Exchange Act or our ADSs will not be delisted from the NYSE.  If our shares were deregistered under the U.S. Securities Exchange Act, we would no longer be subject to its periodic reporting requirements and holders of our shares and ADSs would need to rely on information we make public in Hong Kong pursuant to the requirements of the SEHK.  Delisting of our ADSs from the NYSE would also adversely affect the liquidity of your ADSs.

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

An economic downturn could adversely affect our results of operations

From mid-1997 to 2004, many countries in Asia experienced significant economic downturns and related financial difficulties. The decline in the value of most Asian currencies has led to many Asian companies experiencing difficulties servicing foreign currency-denominated debt and thereby defaulting on their debt payments. The economic crisis adversely affected domestic growth rates across the Asia-Pacific region. While economic conditions in many of these countries have improved, our business, results of operations and financial condition could be materially and adversely affected if there are economic downturns in these Asian or other countries in the future.

Currency fluctuations could adversely affect our results of operations

Although a major part of our outstanding debt and guarantee obligations are denominated in currencies other than Hong Kong dollars, we have entered into a series of hedging transactions to swap these liabilities back into the Hong Kong dollar. The Hong Kong dollar has been pegged to the US dollar since 1983. However, there is no assurance that such a peg will be maintained in the future. Therefore our results of operations and ability to discharge our obligations could be adversely affected by the discontinuation or revaluation of the peg between the Hong Kong dollar and US dollar.

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

Exercise of influence over us by our Chairman or CNC may conflict with the interests of other holders of our shares and ADSs

Li Tzar Kai, Richard is our Chairman and is also chairman and chief executive of the Pacific Century Group and chairman of Pacific Century Regional Developments Limited, or PCRD. As at April 30, 2006, Li Tzar Kai, Richard was deemed to be interested in approximately 26.48% of our issued share capital under the Hong Kong Securities and Futures Ordinance, or the HKSFO. See “Item 6.E.—Share Ownership.” As a result, Li Tzar Kai, Richard may be considered to have significant influence over us.

In addition, as at April 30, 2006, CNC held, through China Netcom (BVI), approximately 20% of our issued share capital. See “Item 7.A. Major Shareholders.” Additionally, as at April 30, 2006, CNC held more than 70% of China Netcom Group Corporation (Hong Kong) Limited, or CNC HK, a Hong Kong-listed subsidiary of CNC, which also engages in telecommunications activities in the PRC and Asia-Pacific. As such, CNC might face a potential conflict of interest if there are new business opportunities which are suitable to CNC HK and us.

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

Further, any such influence of Li Tzar Kai, Richard or CNC, if exercised, may:

•

delay or prevent a change in control of PCCW;

•

impede a merger, consolidation, takeover or other business combination involving PCCW; or

•

discourage a potential acquirer from making an offer or otherwise attempting to obtain control of PCCW.

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

The rights of shareholders under Hong Kong law are different from those under the law of other countries

We are a limited company organized under the laws of Hong Kong. The rights of holders of our ordinary shares (including ordinary shares underlying our ADSs) are governed by Hong Kong law and by our Memorandum and Articles of Association. These rights may differ from and, in certain circumstances, be more limited than, the rights of shareholders in corporations incorporated in other countries. For example, a shareholder may only bring a derivative action against us in certain circumstances allowed under Hong Kong law. In addition, the fiduciary responsibilities of our directors under Hong Kong law may not be as clearly established as, or may receive different interpretation than, under statutes or judicial precedent in existence in certain jurisdictions in the U.S. The regime for business combinations and similar transactions in Hong Kong is different from that in the U.S. These differences may affect the rights of minority shareholders in a business combination.

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

ITEM 4.

       INFORMATION ON OUR COMPANY

A.    History and Development

In April 1979, we were incorporated as a Hong Kong company with limited liability under the name Ring Holdings Limited and subsequently changed our name to Tricom Holdings Limited. Our ordinary shares were first listed on the SEHK in 1994. Our registered office is located at 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong. Our telephone number is (852) 2888 2888.

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

In August 2000, we acquired HKT, previously known as Hong Kong Telecommunications Limited and subsequently known as Cable & Wireless HKT Limited, Hong Kong’s leading provider of telecommunications services. At the time of HKT’s acquisition, HKT’s communications-based businesses consisted of local and international voice and data communications services, mobile business and Internet and e-commerce services.

HKT’s ordinary shares were listed on the SEHK and in the form of ADSs on the NYSE. HKT is now an indirect wholly owned subsidiary of PCCW. PCCW’s major operating subsidiary is HKTC, which was acquired as part of the acquisition of HKT. On August 9, 2002, we changed our name from Pacific Century CyberWorks Limited to PCCW Limited in order to align the legal name of PCCW with its logo and brand. Our Chinese name remains unchanged.

HKTC was incorporated as a private limited company in Hong Kong in 1925 to acquire part of the business of China and Japan Telephone and Electric Company Limited, which had operated Hong Kong’s first public telephone services since 1882. In the same year, HKTC was awarded the sole right to provide Hong Kong’s local telephone services for 50 years. This right was subsequently extended to 1995. Following the expiration of HKTC’s monopoly on fixed-line telephone services in Hong Kong in 1995, OFTA issued a non-exclusive FTNS license to HKTC and three other companies to provide fixed telecommunications network services on a competitive basis. See “Item 4.B. Business Overview―Regulation.”

In February 2001, we formed a strategic alliance with Telstra, which provided for, among other things, the formation of Reach and the purchase by Telstra of a 60% interest in Joint Venture (Bermuda) No.2 Limited (Regional Wireless Company, or RWC). Reach is a 50:50 joint venture between Telstra and us and is a leading wholesale provider of voice, data and Internet connectivity services in the Asia-Pacific region. RWC owns the Hong Kong wireless communications business contributed by us. After Telstra’s purchase, we owned the remaining 40% of RWC until we sold it to Telstra on June 28, 2002. On April 16, 2005, we agreed with Telstra and Reach on a new operating model under which Reach would operate as an outsourcer of telecommunications network services for our group and the Telstra Group. See “Item 4.B. Business Overview―Alliances―Reach.”

On April 22, 2004, we announced our intention to effect a capital reduction by eliminating the entire sum standing to the credit of the share premium account of PCCW Limited. The proposal was approved by shareholders at our extraordinary general meeting held on May 19, 2004 and confirmed by the High Court of Hong Kong, or the High Court, on August 3, 2004, subject to certain undertakings given by us to the High Court. On January 10, 2006, the High Court made an order permitting the release of our undertakings to the High Court in connection with the capital reduction subject to PCCW Limited setting aside amounts for the sole purpose of  defeasing  certain debts or liabilities existing at the date of the capital reduction. These undertakings were released on March 27, 2006 with the defeasance of such debts and liabilities. We have paid dividends to our shareholders since November 2004. See “Item 8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

In May 2004, we sold to Dong Fang Gas Holdings Limited, or DFG, a company listed on the SEHK, the property assets and related businesses of our Infrastructure division, comprising Pacific Century Place Beijing, PCCW Tower, Paramount Building and the development rights in the Cyberport project. The consideration of HK$6,557 million was satisfied by the issue to us of HK$2,967 million in shares of DFG (representing approximately 93.42% of the increased share capital of DFG following such share issue) and HK$3,590 million in notes convertible into DFG shares. After the sale, DFG was renamed Pacific Century Premium Developments Limited. As at April 30, 2006, we held 61.66% of the issued share capital of PCPD as a result of share disposals in April, October and November 2004 and the conversion in March 2005 of a HK$1,170 million convertible note into shares of PCPD, being one of two convertible notes received in the sale to DFG. On February 7, 2005, Partner Link, a wholly owned subsidiary of PCPD, sold PCCW Tower for HK$2,808 million. See “Item 4.B. Business Overview―Infrastructure.”

On January 13, 2005, the TA released its decision to move HKTC to an ex post regime, which was implemented by issuing to HKTC a new FC license. The FC license would eliminate the prior approval requirement for tariff revisions, remove language relating to dominance, and remove language redundant with the Telecommunications Ordinance. Tariff notifications would be filed one day before the revisions became effective and would replace the previous prior approval process. Notifications cover discounts, services bundles, promotions, and other tariff changes. On January 14, 2005, HKTC exchanged its FTNS license for the new FC license.

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

In 2005, we acquired a controlling shareholding interest in SUNDAY and, as at April 30, 2006, we held 79.35% of the issued share capital of SUNDAY. See “Item 4.B. Business Overview—Telecommunications Services (TSS)—Products and Services—Other Services—Mobile Business.”

B.    Business Overview

We are the largest telecommunications service provider in Hong Kong and one of Asia’s leading integrated communications companies, with turnover for the year ended December 31, 2005 of HK$22,499 million.

Our business comprises the following principal segments:

•

Telecommunications Services, or TSS―We are Hong Kong’s leading provider of telecommunications and multimedia services, which include local telephony, local and international data, IDD, Broadband Access, mobile telephony and pay television, and related equipment.

•

Business eSolutions―We offer Information and Communications Technologies, or ICT, services, business broadband access services, hosting and facilities management services and directories businesses within Hong Kong and the PRC.

•

Infrastructure covers our property portfolio in Hong Kong, such as the Cyberport development, and in the PRC, which is principally held by PCPD. We had a 61.66% interest in PCPD as at April 30, 2006.

•

Others includes our overseas and other investments.

In addition, through a strategic alliance with Telstra, we own a 50% interest in Reach, which provides wholesale international communications infrastructure services primarily within the Asia-Pacific region. See “Item 4.B. Business Overview―Alliances―Reach.”

The table below sets forth our turnover by business segment for the years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,
	2005	2004 (Restated)	2003 (Restated)
	(HK$ million)
TSS	15,931	15,334	16,646
Business eSolutions	2,454	2,701	2,326
Infrastructure	5,154	5,863	4,600
Others	312	372	425
Less:
Eliminations	(1,352)	(1,268)	(1,374)
	22,499	23,002	22,623

The table below sets forth our turnover by geographic area for the years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,
	2005	2004 (Restated)	2003 (Restated)
	(HK$ million)
Hong Kong	20,613	21,212	21,245
The PRC (excluding Hong Kong) and Taiwan	1,498	1,468	948
Others	388	322	430
	22,499	23,002	22,623

Telecommunications services (TSS)

TSS is the leading provider of fixed-line telecommunications services in Hong Kong. HKTC uses fiber-to-the building and digital subscriber line, or DSL, technology in order to maintain the most extensive digital network in Hong Kong, and broadband network coverage currently passes more than 97% of Hong Kong homes and all major business areas in Hong Kong. TSS is also a major wholesale provider of network and data services to other service providers and local carriers.

TSS provides a wide range of services, including:

•

Local Telephony Services―TSS is the leading provider of fixed-line telecommunications services in Hong Kong, with the most extensive digital network in Hong Kong and a broadband capability that covers almost all Hong Kong’s residential and commercial buildings.

•

Local Data Services―Within Hong Kong, TSS provides a backbone for corporate data networks and provides high speed data services to other service operators, offering broadband-based Internet Protocol-Virtual Private Network, or IP-VPN, Metro Ethernet, frame relay and Asynchronous Transfer Mode, or ATM, services that allow high volume transmissions of integrated data, voice and video traffic for corporate networks. TSS also provides retail consumer broadband and narrowband Internet access services.

•

International Telecommunications Services―TSS provides outgoing IDD, retail international private leased circuits, or IPLCs, and international data services and receives delivery fees for origination and termination of incoming international calls on its network.

•

Other Services―Consists primarily of sales of network equipment, CPE and connectivity products, mobile business, technical and maintenance subcontracting services and our contact centers unit.

TSS’s growth is focused on investment in data transmission services, broadband access lines services and value-added services. The unit has also implemented efficiency improvements and improved marketing efforts to reduce costs and enhance customer service, which we consider a key feature that sets TSS apart from its competitors.

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

In early 1997, HKTC and its affiliates initiated their offering of ATM services in Hong Kong. ATM can manage the transmission of diverse kinds of traffic simultaneously within a network, including voice, data and video signals. In mid-1998, HKTC launched residential broadband access services and its broadband network coverage currently passes more than 97% of Hong Kong’s homes and all major business areas in Hong Kong utilizing fiber-to-the-building and DSL technology.

As at December 31, 2005, HKTC’s core telecommunications network includes:

•

2.56 million exchange lines and approximately 953,000 broadband access lines;

•

an extensive optical fiber network covering most of Hong Kong, consisting of 804,000 core kilometers of fiber;

•

263 advanced fiber telecommunications buildings, with high-bandwidth and resilient fiber optic cabling;

•

213 telephone switches; and

•

transmission plant and exchange equipment, such as computer hardware and back-up power supplies.

HKTC is focused on providing high quality voice, data and broadband services, benchmarking its performance against the leading global operators. This is reflected in its 99.999% network availability during the year ended December 31, 2005, based on HKTC’s internal quality assurance reports.

HKTC has commenced developing and migrating to a multi-service IP platform. This platform is aimed at facilitating the delivery of next-generation services that integrate voice, broadband Internet, television broadcasting, data, Metro Ethernet services and other high-bandwidth applications while providing significant cost advantages and scale efficiencies in service provision.

Products and Services

Local Telephony Services

Local telephony services accounted for approximately 30% of TSS’s turnover for the year ended December 31, 2005 and consisted of retail public-switched fixed-line local telecommunications services, value-added services and wholesale interconnection services provided to other telecommunications carriers and service providers.

According to OFTA, as of December 31, 2005, the telephone density in Hong Kong was 54.4 lines per 100 people, or 54.4%, which was among the highest in the world. OFTA reported that there were approximately 3.8 million exchange lines in Hong Kong as at December 31, 2005, which increased marginally by 0.3% due to a better economic environment in Hong Kong.

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

As at December 31, 2005, based on our estimates and OFTA’s statistics, TSS’s market share of exchange lines in service in Hong Kong was approximately 68%, representing approximately 66% of residential exchange lines and approximately 69% of business exchange lines. As at December 31, 2004, we also had approximately 68% total market share, representing approximately 67% of residential exchange lines and approximately 69% of business exchange lines.

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

The following table indicates the number of exchange lines leased by TSS as at December 31, 2003, 2004 and 2005:

	As at December 31,
	2005	2004	2003
	(in thousands)
Lines in Service:
Business lines, including IDA lines	1,164	1,144	1,236
Residential exchange lines	1,400	1,423	1,543
Total	2,564	2,567	2,779

Value-added Services. TSS provides a number of value-added services to its business and residential customers in return for a monthly per-line fee, per-service fee or as part of a package subscription. These services include:

•

Caller Display, which shows the caller’s telephone number on the screen of the telephone;

•

Call Forwarding Services, which enable routing of calls to any other local fixed or mobile telephone number; and

•

PhoneMail, which provides a mailbox service when the telephone line is busy or unattended.

In July 2003, TSS launched New Generation Fixed-Line Services, or NGFLS, for business and residential customers, to help retain and win back customers and improve our churn rate. NGFLS utilize a standard direct exchange line to provide access to a range of network-based applications. These services include:

•

Short Messaging Service, or SMS―This enables the sending and receiving of text messages in either the English or Chinese language between fixed to fixed and mobile telephones. This service requires a SMS-capable telephone set.

•

Personal Assistant―This service comprises a voice-activated phonebook, voicemail retriever that enables access to fixed and mobile telephone voicemail systems, reminder function and information retrieval.

•

Super Hotline― This service, targeted at small and medium sized businesses, utilizes an Interactive Voice Response System, or IVRS, to provide call routing and enquiry response services.

•

IP-VPN-Based Convergence Service ― This service utilizes a personal computer-based application that integrates with email clients to allow customers to manage the routing of incoming fixed or mobile telephone calls and to access their voicemails and fax messages from one interface. A further enhancement was made in 2004 that expanded the call and message management capacity from individual-based communication to group-based communication.

Approximately 834,000 residential exchange lines and 160,000 business exchange lines had signed up to NGFLS as at December 31, 2005.  We gained 50,000 fixed lines in the second half of 2005 on a net basis, compared to a net loss of 53,000 fixed lines in the first half of 2005 and a net loss of 212,000 fixed lines in 2004.

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

•

the per call/minute fees payable by other local carriers for the origination or termination of voice or dial up Internet traffic on TSS’s network;

•

the origination, termination and transit of mobile voice traffic; and

•

the termination of dial-up Internet traffic to Internet Service Providers, or ISPs.

Most of the retail public switched fixed-line telephone network traffic in Hong Kong is carried on HKTC’s network by virtue of its extensive network coverage, significant ownership of “last mile” access and large customer base.

Under the terms of its commercial interconnection agreements with other local fixed telecommunications network services operators, TSS leases unbundled local access loops from its exchange sites to customer ends from which it receives per line charges. TSS also charges other telecommunications operators for space in its local exchanges used to co-locate their equipment. See “―Regulation.”

Local Data Services

Local data services accounted for approximately 28% of TSS’s turnover for the year ended December 31, 2005 and consisted of local leased circuits, data services and the provision of broadband access lines utilizing HKTC’s fiber optic and DSL network.

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

Data Services. TSS provides customers with managed end-to-end data transmission facilities, including point-to-point, point-to-multipoint, or polling, and broadcast services within Hong Kong. TSS’s network also supports frame relay, ATM and IP-VPN data services that allow high volume transmissions of integrated data, voice and video traffic for corporate networks. In addition, TSS offers a dedicated network for connecting multiple sites for data, Internet and intranet applications and provides managed router services to facilitate wide area network management services. Customers incur monthly charges for use of these services based on levels of bandwidth, customization, service availability and customer support, as well as volume pricing discounts.

Datapak Circuit Switched Service. This is an ISDN service providing bandwidth with the flexibility of both voice and data dial-up communication, enabling:

•

Video-conferencing. This service cuts traveling time and expenses, while maintaining face-to-face contact by video. ISDN is an effective medium for international video-conferencing networks.

•

Dedicated Line Backup. Where computer backup to a remote location is required to a local or overseas host, ISDN provides bandwidth on request without the overhead of a permanent circuit. It also enables users to back up leased lines to ensure secure communications.

Metro Ethernet. We have established a Metro Ethernet using a multiple signal-fiber-optic system. Our Metro Ethernet enables users to select various destinations for voice, data and video images. Applications available through our Metro Ethernet include:

•

Multimedia Communication. Several applications offer transmission of data, text, voice and images simultaneously.

•

High-speed computer links. Metro Ethernet is appropriate for intermittent transmission of high volume data. It is particularly suited to connection of geographically separated local-area networks.

Broadband Internet Access. We are one of Asia’s leading broadband providers. Hong Kong had an estimated

1,648,409 registered broadband Internet-access customers from households and offices as at December 31, 2005, based on statistics from OFTA. As at December 31, 2005, we had approximately 953,000 retail and wholesale broadband customers. Broadband access lines are leased to other service providers, which package local-access lines with content services for their own customers. Usage-based, flat-rate and level-of-service broadband packages are tariffed and provided on a non-discriminatory basis.

The following table shows the total numbers of TSS’s broadband access lines in service as at December 31, 2003, 2004 and 2005.

	As at December 31,
	2005	2004	2003
	(in thousands)
Total Broadband Access Lines Leased	953	796	703

NETVIGATOR. Our Internet services in Hong Kong are offered through our “NETVIGATOR” brand, which had a consumer broadband customer base of 798,000 at December 31, 2005, representing an increase of 21% from 660,000 as at December 31, 2004.

In September 2003, we launched now TV, a pay-television service delivered over our broadband network to our broadband customers. The service offers more than 90 channels of English- and Chinese-language television programming covering news, entertainment, lifestyle, children and sports categories and music channels. Customers can choose to subscribe to any or a combination of channels, with no basic monthly fee. We extended our pay-TV service into the commercial arena in 2004 where we placed screens in Hong Kong hotel rooms and in a number of other hospitality outlets, such as restaurants. As at December 31, 2005, approximately 549,000 now TV services were installed.

We also provide broadband Internet access at over 350 wireless hotspot locations in Hong Kong, such as cafes, restaurants, shopping malls, stations along the MTR Corporation’s Airport Express route and throughout public areas in Hong Kong International Airport. In September 2003, we launched NETVIGATOR Inflight service, offering customers access to email on their personal computers while on board Cathay Pacific flights. As at December 31, 2005, over 60 aircraft had been equipped to provide NETVIGATOR Inflight services. NETVIGATOR also offers various value-added services such as Parental Control, which filters undesirable Internet material and provides Internet access time-control for parents; NETSee, enabling video Internet communications and home-monitoring features; Mailguard, to block unwanted e-mails; and NetAlbum, which stores digital images and videos.

now.com.hk. This is a broadband entertainment Internet portal launched in September 2001, which is available to NETVIGATOR users. It offers streamed multimedia services, such as television and radio programs. It also offers games, a “virtual clubhouse” and an “avatar” feature that enables users to build an online image from a choice of hairstyles and clothes. The number of now.com.hk customers totaled approximately 210,000 as at December 31, 2005, representing a 6% increase from 198,000 as at December 31, 2004.

International Telecommunications Services

International telecommunications services accounted for approximately 15% of TSS’s turnover for 2005. These services consisted primarily of retail international services provided by TSS.

IDD Services. TSS provides IDD calling services, operator assisted overseas calls and calling card services to both business and residential customers in Hong Kong. TSS currently offers a choice of IDD calling services targeting different customer segments: its “001” premium service and its “0060” service. IDD services are charged on a per 6-second basis depending on the location called.

Competition in the IDD services market has increased significantly since the introduction of services- and facilities-based competition in Hong Kong in 1999 and 2000, respectively. This has resulted in significant declines in prices and in HKTC’s market share. There are now a large number of service providers holding non-exclusive licenses to provide international voice, fax, data and value-added network services, as well as international calling-cards and virtual private network services. In addition, licensed carriers can install their own facilities and service providers can purchase international transmission capacity, wholesale switched minutes and leased-circuit capacity from international carriers other than Reach Networks Hong Kong Limited, or Reach Networks (formerly known as Hong Kong Telecom International Limited, or HKTI).

International Private Leased Circuits. TSS supplies IPLC services to retail customers, allowing point-to-point connection for voice and data traffic between two or more points. TSS leases the international capacity for its retail IPLCs from other providers, primarily Reach, which it then separately packages with its own local capacity to create a fully integrated international leased circuit. Customers incur monthly charges for use of these services based on levels of bandwidth, customization, service availability and customer support, as well as volume pricing discounts. See “―Regulation.”

TSS aims to increase its market penetration of end-to-end retail IPLC services. For example, TSS intends to provide IP-based private network services and to continue to upgrade its customer care program to improve customer service and satisfaction.

TSS provided international managed bandwidth services and IPLC services to more than 150 destinations as at December 31, 2005. In June 2003, we announced an agreement with China Telecom enabling us to offer customers a one-stop-shop for handling their data communications requirements between Hong Kong and any destination in the PRC. This covers ordering, billing and fault-reporting for services including IPLCs, ATM, frame relay and IP-VPN. Previously, customers had to make their own, separate arrangements with their telecommunications providers in Hong Kong and the PRC for such services.

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

IP-VPN and Managed Firewall Services. In March 2002, TSS launched its IP-VPN service in the PRC and throughout the Asia-Pacific region. Since then, the service coverage has been extended to more than 32 countries worldwide. Supporting multiple services, with speeds of 64Kbps to 1Gbps, this service provides customers with a private IP network. TSS’s IP-VPN and secure managed firewall offerings utilize a high-capacity and resilient global IP backbone, mostly supplied by Reach. TSS’s IP-VPN is designed to enable rapid and efficient use of applications including mission-critical enterprise resource planning, customer relationship management, high-quality video-conferencing, voice-over-IP, e-mail, intranet and Web-based applications.

International Frame Relay. Our international frame relay, or IFR, is an integrated data solution that increases the efficiency of a communications network. It is effective in transporting ‘bursty’ data traffic between multiple locations in a Local Area Network/Wide Area Network, or LAN/WAN, environment.

IFR is provided by our global end-to-end network platform deployed in a number of countries and service coverage is extended to more countries through bilateral agreements or partnerships with foreign service providers. At present, IFR directly connects Hong Kong to major cities in the Asia-Pacific region, the U.S., Europe and the PRC, including Beijing, Guangzhou, Shanghai, Shenzhen and Xiamen.

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

Other Services

Other services accounted for approximately 27% of TSS’s turnover for the year ended December 31, 2005. It consists primarily of turnover from the sale of network equipment, CPE and connectivity products and services, mobile business, fees for technical and maintenance subcontracting services and income from our contact centers business.

Mobile Business. SUNDAY is a developer and provider of wireless communications and data services in Hong Kong. SUNDAY was granted a 2G license in September 1996 to construct and operate a digital personal communications service network and began commercial operations in 1997 with GSM 1800 wireless services. In October 2001, SUNDAY was granted a 3G license, and its 3G network was substantially completed in January 2006.

On June 13, 2005, we entered into a conditional sale and purchase agreement with Distacom Communications Limited, or Distacom, and its wholly owned subsidiary, Distacom Hong Kong Limited, or Distacom HK, or the First Agreement, whereby we agreed to purchase (or procure the purchase by one of our wholly owned subsidiaries) and Distacom HK agreed to sell an aggregate of 1,380,000,000 shares in SUNDAY, representing approximately 46.15% of the issued share capital of SUNDAY, for the consideration of HK$897,000,000 in cash, being a price of HK$0.65 per share. On the same date, we entered into a separate conditional sale and purchase agreement with USI Holdings Limited, or USI, and its wholly owned subsidiary, Townhill Enterprises Limited, or Townhill, or the Second Agreement, whereby we agreed to purchase (or procure the purchase by one of our wholly owned subsidiaries) and Townhill agreed to sell an aggregate of 410,134,000 shares in SUNDAY, representing approximately 13.72% of the issued share capital of SUNDAY, for the consideration of HK$266,587,100 in cash, being a price of HK$0.65 per share. Upon the completion of both the First Agreement and Second Agreement on June 22, 2005, we, through PCCW Mobile Holding No. 2 Limited, or PCCW Mobile, our indirect wholly owned subsidiary, were interested in an aggregate of 1,790,134,000 shares in SUNDAY, representing approximately 59.87% of the existing issued share capital of SUNDAY.

Under the Hong Kong Code on Takeovers and Mergers, PCCW Mobile was required to make a mandatory unconditional cash offer for all the shares in SUNDAY not already owned by PCCW Mobile. Accordingly PCCW Mobile made a mandatory unconditional cash offer in July 2005 for all of the issued shares in SUNDAY not already owned by it, or the Offer, with an offer price of HK$0.65 per share, which is the same as the price paid by us to Distacom HK and Townhill for each share purchased under the First Agreement and the Second Agreement. After the close of the Offer on September 9, 2005, PCCW Mobile owned in aggregate 2,372,672,256 shares in SUNDAY, representing approximately 79.35% of the existing issued share capital of SUNDAY.

On September 27, 2005, PCCW Mobile requested the directors of SUNDAY to put forward a proposal, or the Privatization Proposal, for the privatization of SUNDAY by PCCW Mobile by way of a scheme of arrangement under Section 86 of the Companies Law of the Cayman Islands between SUNDAY and its shareholders (other than PCCW Mobile), or the Scheme, involving the cancellation of all SUNDAY shares held by such shareholders (other than PCCW Mobile), or the Scheme Shares, at a price of HK$0.65 for each Scheme Share. On October 12, 2005, Huawei Tech. Investment Co., Limited, or Huawei, as the owner of 296,416,000 SUNDAY shares, representing approximately 48.0159% of the Scheme Shares, confirmed in writing its intention as at October 12, 2005 to vote in favor of the resolution to approve and implement the Scheme.

On December 15, 2005, the Scheme was disapproved at the court meeting convened at the direction of the Grand Court of the Cayman Islands. As a result, the Privatization Proposal did not proceed and the listing of SUNDAY shares on the SEHK has been maintained. The ADSs of SUNDAY also continue to be quoted on the NASDAQ National Market in the U.S.

Before our acquisition of SUNDAY, it pursued a business model based on providing solely mobile telecommunications services directly to retail consumers. SUNDAY had established a modest 2G business on this basis and had been investing to extend its range of services to encompass 3G services. Nonetheless, SUNDAY remained the smallest of all the mobile operators in Hong Kong with a market share of less than 10%. To be successful with its 3G investments, SUNDAY would need a relatively rapid adoption of 3G services by customers. Additionally, 3G technology has been difficult to stabilize; suitably attractive handsets for customers have been slow to emerge; and, generally, the previously held assumptions about the 3G market’s development have proven to be overly optimistic not only in Hong Kong but globally. In light of the foregoing, SUNDAY began implementing a new business model in late April 2006.

Under SUNDAY’s new business model, the sale of 3G product offerings to consumer and commercial customers and 2G services to commercial customers are undertaken by SUNDAY in conjunction with other members of the PCCW Group. SUNDAY is continuing with its existing 2G business, selling its 2G product offerings directly to its existing target market, which consists principally of retail consumers. SUNDAY has also commenced a new line of business being the wholesale of 2G product offerings to HKTC for resale to its substantial commercial customer base, to support HKTC’s 3G product offerings and for bundling with our  various other telecommunications products and services. SUNDAY has also commenced another new line of business acting principally as a wholesaler of 3G products to HKTC, with HKTC reselling those 3G products, improved with content acquired by it, directly to customers. We expect these arrangements will facilitate the rapid growth of two new lines of business for SUNDAY and to enable it to access our substantial commercial customer base, a market sector in which SUNDAY has historically been inactive, and to access the wide range of content which is available to us.  HKTC will bear the costs of launching a 3G product offering, which are substantial and otherwise would currently be financially prohibitive for SUNDAY.  Our product offerings are positioned in the market as premium products with advanced functionality and other features which integrate with our existing wide range of telecommunications and media products and services.  Other than through SUNDAY, we are restricted from offering 2G products to the retail consumer market, except to the extent that a customer requests a subsidiary 2G product to support the principal 3G product, or for bundling with our other products and services such as fixed line products and services and now TV.

SUNDAY offers its mobile subscribers the following wireless communications and data services.

Basic Services.  SUNDAY’s basic services include connecting a subscriber’s mobile phone to its network and providing airtime for incoming and outgoing voice, messaging and data transmissions whenever the subscriber makes or receives calls, messages or data via the subscriber’s phone.  SUNDAY charges customers for these basic services and other services through its tariff plans and prepaid cards.

Postpaid Tariff Plans.  SUNDAY bills its subscribers on a monthly basis in advance for the basic airtime fee and in arrears for any additional airtime, international long distance calls, roaming, messaging and data services used. Subscribers pay for both incoming and outgoing services.  SUNDAY launches promotional plans to new subscribers through its retail shops and dealers from time to time to keep its rates competitive and attractive. It also offers promotional plans to some of its existing customers. Such promotional plans may offer additional airtime, free value-added, messaging and data services for a specified period and/or waiver of certain charges. SUNDAY expects that it may adjust its tariffs more frequently and continue to launch promotional plans from time to time based on market conditions and other factors.

Prepaid Cards.  SUNDAY also provides its 2G/2.5G services in a prepaid manner through SIM cards.  Users are able to purchase prepaid SUNDAY SIM cards and refill them as and when they require at its retail shops, dealers, chain stores and convenience stores.

Value-added Services.  In addition to the basic airtime tariff plans, subscribers may pay an additional monthly fee to subscribe to certain value-added services, including voicemail, call forwarding, call waiting, call holding, caller ID, call barring, conference calls, and secretarial services. Certain value-added services may be free to new subscribers.

Roaming and International Long Distance Calling Services.  As of March 2006, SUNDAY’s network provided roaming on over 292 overseas networks for 2G and 250 overseas networks for 3G.  SUNDAY’s roaming services are automatic in all these regions. SUNDAY may require a refundable deposit for mobile international long distance calling services and for roaming capabilities for the PRC.

Wireless Data Services.  With the advent of new technologies, we believe that demand for wireless data services will continue to grow as data transmission speed and ease of use improve. We have seen an increase in both the awareness and the usage of data services in the past several years.

SUNDAY provides a broad range of data services, including SMS, multimedia messaging services, e-mailing and Internet browsing and general packet radio services, or GPRS, data transmission.  SUNDAY developed its proprietary “Location Based Services”, or LBS, platform and applications. LBS enable corporate customers to monitor their fleets of vehicles, field staff or valuable parcels on a real time basis. SUNDAY’s LBS applications are tailored-made for enterprise customers for logistics and field services management. In the mass market, SUNDAY launched the “Family Watch” service that allows family users to locate each other. SUNDAY was also the first operator in Hong Kong to offer an unlimited GPRS package and wireless LAN roaming services for business customers, which provides Internet access via GPRS and wireless LAN.  Under its new business model, which SUNDAY began implementing in late April 2006, SUNDAY has appointed the PCCW Group as its distributor for certain Blackberry products and services.

SUNDAY provides a wide range of multimedia content services via its Wireless Application Protocol, or WAP, portal for 2.5G subscribers.  The WAP portal is organized into 11 channels – Music, Downloadies, Entertain, News, Money, Games, Lifestyle, Guide, Mingle, Sports, and Temptation.

SUNDAY has partnered with a number of content providers to allow its subscribers to download various ringtones, logos or games to their mobile phones or other mobile devices such as personal digital assistants. SUNDAY has also launched a range of SMS that offer its subscribers the latest news and information, such as weather and news, share prices, flight schedules, horse racing, new movies and music releases. Subscribers can access their service subscription profiles and make changes at any time through the Internet.

In June 2005, SUNDAY trial-launched its 3G data card service which was the first in Hong Kong to provide symmetrical speeds of 384 kbs for both uplink and downlink transmission. In January 2006, SUNDAY began selling its 3G services to the PCCW Group on a wholesale basis for resale to our customers on a trial basis.  Under its new business model, which SUNDAY began implementing in late April 2006, SUNDAY has commenced the wholesale of 3G products to the PCCW Group for resale to our customers.

Sale of Mobile Phones. SUNDAY also sells mobile phones and accessories.  Through its direct sales force, retail shops, dealers, including the PCCW Group, and its web site, SUNDAY sells mobile phones either bundled with a service subscription plan or on a stand-alone basis. SUNDAY buys substantially all of its mobile phones from Nokia, Sony Ericsson and Motorola. SUNDAY believes that it is not dependent on any single mobile phone supplier. In 2005, in dollar terms, SUNDAY purchased approximately 55% of its mobile phones from its largest mobile phone supplier, and the top five mobile phone suppliers in aggregate accounted for approximately 86% of its mobile phone purchases. Under its new business model, which SUNDAY began implementing in late April 2006, SUNDAY has outsourced its handset procurement to the PCCW Group, which is able to secure a better price and delivery schedule from handset vendors as a result of its higher purchase volumes.

Historically, SUNDAY has resisted offering routine handset subsidies but offered subsidy programs from time to time to respond to handset rebate programs introduced by its competitors for new consumer acquisition and for retention. SUNDAY has seen an increased use of handset promotions in the market since 2004.

SUNDAY operates an intelligent mobile network on the GSM 1800 MHz frequency with over 1,300 cell sites located throughout Hong Kong, of which over 1,100 cell sites are 2G and 3G colocated cell sites. Nortel and Huawei are the principal network infrastructure equipment suppliers for SUNDAY’s 2G/2.5G network and 3G network, respectively, and together have accounted for over 50% of the total costs of SUNDAY’s network infrastructure and equipment in 2005. Both networks are designed to provide ubiquitous indoor and outdoor network coverage in Hong Kong and extensive roaming coverage worldwide. The cell site equipment is mainly connected via a leased fixed transmission link to a base station controller or radio network controller. For 2G, SUNDAY currently has 25 base station controllers and five mobile switches located in two switching centers, while for 3G, SUNDAY has four radio network controllers and two switches located in two switching centers.

Between 1996 and 2002, the Hong Kong Government granted SUNDAY 11.6MHz x 2 in total of frequency spectrum in the 1800 MHz band for its 2G/2.5G network. In October 2001, SUNDAY obtained a 3G license in Hong Kong and the Hong Kong Government granted SUNDAY 15 MHz x 2 + 5 MHz of frequency spectrum in the 2100 MHz band for its 3G network.

SUNDAY’s network covers approximately 99% of the populated areas in Hong Kong, including Hong Kong Island, Kowloon and the New Territories. The focus of its network rollout has been on providing quality coverage of high usage areas and central business districts. SUNDAY’s network also provides coverage in all major vehicular tunnels in Hong Kong.

To improve its network coverage, SUNDAY established a dedicated task force to monitor enhancement of its network performance and drive productivity improvement mainly through continuous price negotiations with its network service providers and vendors.

Huawei, a telecommunications equipment manufacturer headquartered in Shenzhen, the PRC, has provided SUNDAY with a turnkey solution for its 3G business by supplying and installing its mobile communications network and providing associated services.  SUNDAY commenced construction of its 3G network in 2004, and its 3G network was substantially installed with all supporting service platforms and billing systems in place in January 2006 when SUNDAY began selling its 3G services to the PCCW Group on a wholesale basis for resale to our subscribers on a trial basis. Under its new business model, which SUNDAY began implementing in late April 2006, SUNDAY has commenced the wholesale of 3G products to the PCCW Group for resale to our customers. With minor hardware upgrades, SUNDAY’s 3G network is capable of high speed downlink packet access technology, which will offer faster download speeds.

Under its new business model, which SUNDAY began implementing in late April 2006, SUNDAY has outsourced its network management to the PCCW Group, including mobile network planning and design; radio network implementation, operations and maintenance; core network, service platform and service development; switched operations; and corporate network infrastructure services. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions – 1. Related Party Transactions with SUNDAY.”

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

TSS also supplies a range of PABX equipment, personal computers, data communication equipment, home-use cordless telephones, mobile telephones, digital cameras and LCD TVs. It leases certain products to customers, such as basic telephone sets and business exchange equipment. In addition, it designs and provides individualized telecommunications systems that integrate voice and data-switching equipment from various suppliers and installs local and wide area data network equipment. It does not manufacture telecommunications equipment.

Contact Centers. We believe that our contact centers are one of Asia’s largest and most advanced 24-hour contact management businesses. We have contact centers in Hong Kong, Guangzhou, Beijing and Taipei and related facilities and technology management operations in Shanghai. Our contact centers handle approximately 10 million calls each month and this business is comprised of Customer Front Office, which serve our own fixed-line and Internet customers, and Teleservices, which handles design, build and maintenance of contact centers as well as providing outsourcing services for external customers.

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

PCCW Global. We formed PCCW Global in October 2005 by merging the international section of PCCW’s Commercial Group and our wholly owned subsidiary, BtN Access, Inc., resulting in a new worldwide business unit.  We hope that PCCW Global will enable us to expand our share of the international business market and enable us to capture new opportunities in high-growth markets globally. The unit helps organizations to bring their business to

Asia and run their operations across the region and help Asian business to expand to the rest of the world globally. It is particularly well placed to assist multinational corporations and enterprises to enter the Greater China market, thanks to long-standing relationships with a diverse group of major mainland China-based carriers.

PCCW Global’s network extends to markets in North America, Europe, the Middle East and Africa, as well as in Asia. In addition, the unit has signed Internet connectivity contracts to serve major telecommunications carriers in Egypt, the Ukraine, Kuwait, Brazil and Mexico, and it also serves top US-based Internet content providers with hosting services.

PCCW Global offers a wide portfolio of products and services based on leading-edge technology in international data and voice solutions and cost-effective value-added and managed services, as well as a range of network monitoring services.  An example of a growing enterprise market opportunity for PCCW Global in the U.S. and Europe is a hosted private branch exchange, or PBX, solution that replaces a company’s traditional PBX and supports highly cost-effective VoIP services. Another growing part of PCCW Global’s business is the provision of wholesales voice services using VoIP.

The unit’s IPVPN solution, built over Asia’s largest backbone, is able to provide state-of-the-art reach to more than 700 cities in more than 70 countries. In addition, a technology-independent MPLS (multiprotocol label switching) network covers 200 markets in 50 countries.

Cascade. Cascade Limited, or Cascade, our indirect wholly owned subsidiary, is a technical services company which was created in 2002 from within our network and services business division. Launched on January 1, 2003, Cascade provides our network operations with support and maintenance services.

Other Cascade services include network infrastructure design, build-out and maintenance, consulting solutions, customer installation and maintenance services, project and network management, billing and operating systems development and maintenance and technical support. As part of our TSS segment, Cascade designs, builds and maintains ATM and other networks for banks, as well as operating systems for share trading, airports, information technology, or IT, companies and major transport and infrastructure corporations. In 2005, Cascade earned 14 GOLD Awards and eight outstanding certificates at the HKQAA Business Performance Index (BPI) Awards. Cascade was the first operator in Hong Kong to receive “Q-Mark” Award from the Federation of Hong Kong Industries. Moreover, Cascade won the Best Practice in Outsourcing Award 2005 from the Best Practice Management Group, the Gartner User Survey Awards in recognition of our outstanding network operations, and Best Vote-canvassing Award for Quality Improvement Team from Quality Improvement and Experience Sharing Convention.

Business eSolutions

Business eSolutions provides end-to-end solutions from systems integration, application development, network integration, outsourcing and application management services, data center operations and enterprise applications to support enterprise customer requirements across Asia. Our IT business in Hong Kong and the PRC has been recently rebranded as “PCCW Solutions” to provide our pool of IT professionals a clear branding focus and to raise customers’ brand recognition. PCCW Solutions also includes Unihub China Information Technology Company Limited, or UCITC.

PCCW Solutions targets four key business sectors: public, finance, communications and enterprise. Employing an experienced team of information technology professionals, its service scope includes systems integration, IT operation and platform outsourcing, logistics and fulfillment services, information security solutions and Internet data center services. To support its focus on expanding into the PRC, PCCW Solutions has established a software development center in Guangzhou in the PRC to provide enterprise solutions to customers across the PRC and Taiwan.

Some of our significant recently completed and ongoing systems contracts include:

•

the development of a Smart ID Card system for the Hong Kong Government’s Immigration Department;

•

the development of iProcurement, finance and HR system for Dragonair; and

•

the development of an ERP system for the CNC Group.

In June 2003, we formed UCITC as a subsidiary co-owned with China Telecom to provide IT solutions to large organizations in the PRC. Our subsidiary, in which we hold a 76.43% interest, owns a 50% interest of UCITC. During 2005, UCITC has concentrated its efforts in the telecommunications industry with China Telecom and its related companies as our major customers.

We have interests in a network of Internet data centers with facilities located in Hong Kong, Beijing and Shanghai. These data centers are focused on providing a secure and reliable environment in managed hosting services, security services, network and facilities management and monitoring.

We operate one of Hong Kong’s largest data center facilities under Powerb@se, a premium-service brand, which had approximately 1,000 customers as at December 31, 2005, including major corporate and public sector institutions requiring mission-critical solutions. Launched in 2000, Powerb@se operates from a purpose-built data center in Quarry Bay, Hong Kong. Powerb@se has earned a Sun Microsystems’ SunTone(SM) Certification for service quality and in 2002, PCCW Solutions received a British Standards Institution Certificate on Information Security Management System (BS 7799-2). In December 2003, PCCW was named as the Gold Performer in Hosting and Data Center Services by Asia Computer Weekly.

Directories business

We also operate PCCW Directories Limited, or PCCW Directories, an indirect wholly owned telephone directory advertising business in Hong Kong and one of the market leaders in directory publications in Asia. PCCW Directories is the official publisher of the Hong Kong Yellow Pages, White Pages and Fax Directory. It also offers online services through its own website ‘yp.com.hk’ and is a major local reseller of advertising space for various popular search engines.

In November 2000, we acquired 37.65% of the issued share capital of ChinaBiG Limited, or ChinaBiG, which, through its 80% shareholding in Unicom Yellow Pages Information Co., Ltd., or UYP, operates one of the largest telecommunications directory advertising businesses in the PRC. Other substantial shareholders of ChinaBiG included China United Telecommunications Corp. (HK) Limited and R.H. Donnelley Inc. In April 2003, we increased our shareholding in ChinaBiG from 37.65% to 62.31% as a result of purchasing additional shares when all shareholders of ChinaBiG were offered an opportunity to subscribe for additional shares in ChinaBiG. In September 2005, China United Telecommunications Corp. (HK) Limited sold its entire shareholding in ChinaBiG and ceased to be a shareholder. We acquired a significant portion of the shares sold by China United Telecommunications Corp. (HK) Limited and consequently increased our shareholdings in ChinaBiG to 76.97%. Subsequently in February 2006, our shareholdings in ChinaBiG increased further to 90.14% when we subscribed for a rights issue. Currently, through our shareholdings in ChinaBiG, we indirectly own 72.11% of UYP.

To enhance our product portfolio, PCCW Directories started to publish professional directories in 2003 that targeted buyers and manufacturers in the PRC and Hong Kong.  These professional directories cover various industries such as transportation and logistics businesses.  A partnership with Yahoo! Hong Kong was formed in January 2004 to further strengthen the online business. In 2005, we further strengthened our online services by partnering with Google.

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

In May 2004, we sold to DFG, a company incorporated in Bermuda and whose shares are listed on the SEHK, the property assets and related businesses of our Infrastructure division, comprising Pacific Century Place Beijing, PCCW Tower, Paramount Building and the development rights in the Cyberport project. The consideration of HK$6,557 million was satisfied by the issue to us of HK$2,967 million in shares of DFG, (representing approximately 93.42% of the increased share capital of DFG following such share issue) and HK$3,590 million in notes convertible into DFG shares. After the sale, DFG was renamed Pacific Century Premium Developments Limited. As at April 30, 2006, we held 61.66% of the issued share capital of PCPD as a result of share disposals in April, October and November 2004 and the conversion in March 2005 of a HK$1,170 million convertible note into shares of PCPD, being one of two convertible notes received in the sale to DFG.

As a part of the transaction, we assigned to PCPD approximately HK$3,529 million in shareholder loans owed to us by members of the Infrastructure division so that these loans are now owed to PCPD. However, the Cyberport Developer continued to owe us an unsecured, non-interest bearing and non-recourse loan of approximately HK$3,180 million, or Cyberport Loan, as at December 31, 2005 which was used to finance part of the Cyberport project. The Cyberport Loan is repayable on demand. The Cyberport Loan is non-recourse in that PCPD has no obligation under this loan other than to require the Cyberport Developer to repay this in priority to all other debts of the Cyberport Developer. When the Cyberport Loan is repaid, the Cyberport Developer will also pay to us, out of its surplus funds, an amount equal to its audited accounting profit (accrued up to May 10, 2004) in respect of the Cyberport project.

In addition, we granted a right of first refusal to PCPD to jointly redevelop with us certain telephone exchange sites currently held by us under long-term leases if and when such redevelopment rights are obtained by us. Nearly all of the leases relating to such exchanges are special purpose leases granted by the Hong Kong Government which contain restrictions on use and on transfer. See “Item 4.D. Property, Plant and Equipment, Investment Properties and Interest in Leasehold Land.” We may in the future seek the Hong Kong Government’s approval to redevelop certain of these telephone exchange sites for other uses. However, there is no assurance that any such redevelopment rights will be obtained by us and, if obtained, whether the terms of such redevelopment rights would be commercially acceptable to us.

Cyberport

In May 2000, we entered into an agreement with the Hong Kong Government under which we were granted the exclusive right and obligation to design, develop and construct the Cyberport, a project located on approximately 24 hectares at Telegraph Bay on Hong Kong Island. The Cyberport consists of specially designed commercial space dedicated to high-technology industries with related retail, residential and recreational facilities. This technology-themed project is being built to create a business environment with which Hong Kong can attract and retain promising information technology and related businesses. The Cyberport contains a wide range of IT facilities including a network operations center, a digital media center and central data exchanges, all connected by an internal private network.

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

“Bel-Air” is the other portion of the Cyberport project. It consists of approximately 2,800 residential units and construction commenced in 2002. Phases one and two of the high-rise towers and the first batch of the houses were completed between 2004 and 2005 and the remaining phases are expected to be completed between 2006 and 2008. The development right entitles us to receive a percentage of the surplus proceeds from the sale of Bel-Air. These proceeds will be shared by the Hong Kong Government and us based on a ratio determined by our respective contributions to the Cyberport project as described below. The residential units may be pre-sold prior to their completion. Pre-sales of residential units in the first two phases commenced in 2003, with all 1,204 residential units being sold. Together with the phases launched in 2004 and 2005, more than 1,980 residential units had been sold by December 31, 2005.

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

The Hong Kong Government’s contribution is the value of the site for Bel-Air contributed by it as determined under the agreement (approximately HK$7.9 billion). Our contribution is the aggregate amount of construction cost and other agreed project expenses funded by us out of our own resources. A number of items shall be excluded when calculating our contribution including, for example, (i) funding financed by the pledging of our development right, (ii) any cost overruns and certain other expenses and (iii) any amount funded from Bel-Air sale proceeds or other project income. The respective contribution ratios of PCPD and the Hong Kong Government are approximately 35.5% and 64.5%. Our total investment in the Cyberport project totaled approximately HK$4,428 million as at December 31, 2005.

In August 2004, the first portion of the surplus proceeds totaling HK$2,595 million was allocated between the Hong Kong Government and PCPD. PCPD was allocated approximately HK$920 million in surplus proceeds, which was used to partially repay the Cyberport Loan. In June and September 2005, we were allocated approximately HK$497 million and HK$230 million respectively from the surplus proceeds. We believe that the proceeds from the sale of residential units should be sufficient to fund the future construction costs and project expenses. However, we may have to provide additional funding if such proceeds are not sufficient. The amount of additional funding required may be significant and will depend on a variety of factors including, for example, the timing of pre-sales and sales of the residential units, the demand for and pricing of these residential units and overall costs of, and expenditures relating to, the Cyberport project.

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

On February 7, 2005, PCCW Tower was sold by Partner Link, a wholly owned subsidiary of PCPD, for cash consideration of HK$2,808 million. Pursuant to a deed of rental guarantee, Partner Link guaranteed a net rental of HK$13,338,000 per month to the purchaser for five years commencing on February 8, 2005, the date following the completion date of the sale. Where net rentals exceed the guaranteed amount, Partner Link will be entitled to the excess during the period of the guarantee. The purchaser appointed Pacific Century Paramount, another wholly owned subsidiary of PCPD, as the leasing agent and estate manager of PCCW Tower during the term of the deed of rental guarantee. The deed of rental guarantee can be terminated in limited circumstances, for example, if the appointment of Pacific Century Paramount as the leasing agent and estate manager is terminated by the purchaser. Partner Link will collect the actual rents and license fees paid by the tenants and licensees at PCCW Tower and is responsible for paying all expenses in respect of PCCW Tower, except for any expenditure of a capital or non-recurring nature, any expenditure for works required by any government department or other competent authority, certain taxes levied on the guaranteed rental and any insurance premium for which the purchaser will remain responsible.

Alliances

We regularly evaluate the potential for ventures and alliances with leading companies that help us best serve our customers, while positioning ourselves for long-term growth in the changing telecommunications environment.

CNC Alliance

On January 19, 2005, we, CNC and CNC (BVI) entered into the CNC Subscription Agreement, whereby China Netcom (BVI) agreed to subscribe for 1,343,571,766 new ordinary shares to be issued by us. The new ordinary shares represented approximately 20% of our enlarged issued share capital. On April 1, 2005, CNC through China Netcom (BVI) completed this subscription and became our second largest shareholder. The proceeds of the subscription were approximately HK$7,927 million (before deduction of expenses). Subject to our capital investment procedures and the identification of appropriate investment opportunities, we intend to invest up to HK$5,000 million of these proceeds in telecommunications opportunities in the PRC. The remainder will be used for reducing our debt and general corporate purposes.

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

Under the terms of the CNC Subscription Agreement, we agreed to nominate Mr. Zhang Chunjiang, Dr. Tian Suning and Dr. Fan Xingcha to our Board of Directors, and they became directors on April 1, 2005. In addition, Dr. Tian was named Deputy Chairman of our Board of Directors, and Mr. Zhang, Dr. Tian and Dr. Fan were named to certain Board committees.

Pursuant to the CNC Subscription Agreement, we have set up a PRC Business Development Committee to advise on possible opportunities for expanding our operations in the PRC and monitor the use of funds allocated and approved by our Board of Directors or relevant committee for such opportunities. Subject to our capital investment procedures and the identification of appropriate investment opportunities, we presently intend to seek to invest up to HK$5,000 million to expand our operations in the PRC. CNC has the right to nominate two out of four members of this committee. We also agreed to establish an investment fund of up to US$100 million, and to seek third party investors with a view to increasing the size of the fund to US$300 million. The investment objectives of this fund will be value-added telecommunications services and operations in the PRC. We agreed that we would name a nominee of CNC as Co-Group Managing Director if our operations in the PRC ever constitute a substantial part of our group’s operations.

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

Concurrent with the execution of the CNC Subscription Agreement, CNC also entered into shareholder agreements with each of PCRD, PCD and PCGH in which each of them individually agreed to a lock-in period with respect to their ordinary shares until April 1, 2006 and to procure, to the extent they are able, to ensure that we comply with our obligations under the CNC Subscription Agreement to nominate persons designated by CNC for our Board of Directors and certain Board committees.

On March 2, 2006, PCCW IMS China Development Company Limited, or PCCW IMS China, our indirect wholly-owned subsidiary, entered into a Sale and Purchase Agreement with CNC, China Netcom (Holdings) Company Limited, a wholly owned subsidiary of CNC, or the Vendors, and China Netcom Broadband Corporation Limited, or CNCBB, whereby PCCW IMS China agreed to acquire from the Vendors 50% of the registered capital of CNCBB for approximately HK$305.8 million. To date, we have paid HK$7.8 million as deposit. CNCBB is engaged in the provision of broadband access and value-added services and the reselling of the CNC Group’s voice services. The closing of the transaction is subject to a number of conditions precedent, including the agreement by third parties acceptable to the Vendors and PCCW IMS China to acquire the other 50% of CNCBB from the Vendors and the completion of a reorganization whereby they would become the sole owner of CNCBB and then transfer 50% of its holding in CNCBB to PCCW IMS China. We expect to complete the transaction by June 30, 2006 or such later date as agreed between the parties.

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

Reach’s regional backbone has been installed within 14 countries and includes submarine cable landing stations in Australia, Hong Kong, Japan, Korea and Taiwan, with connectivity to the U.S., Europe, the Middle East, Asia and the Pacific. Reach has interests in more than 40 submarine cable and satellite systems (including the largest satellite teleport in Asia) and landing rights in most major markets including North America, Japan, Singapore, Hong Kong, Australia and Europe.

We have historically been a substantial acquirer of cross-border connectivity services supplied by Reach, and we acquired a significant amount of such capacity from Reach in April 2005. See “Item 5. Operating and Financial Review and Prospects―Transactions with Related Parties.”

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

On April 16, 2005, we agreed with Telstra and Reach on a new operating model under which Reach would operate as an outsourcer of telecommunications network services for our group and the Telstra Group. For further discussions on Reach, see “Item 3.D. Risk Factors―We will be susceptible to risks associated with Reach Ltd., or Reach, our primary international connectivity services provider” and “Item 5. Operating and Financial Review and Prospects―Transactions with Related Parties.”

Petro-CyberWorks Information Technology Company Limited

In February 2002, we signed an agreement with China Petroleum & Chemical Corporation, or Sinopec, to form a business venture focused on providing information technology services in the PRC.

Named Petro-CyberWorks Information Technology Company Limited, or PCITC, the venture’s role is to fully support and facilitate the daily information technology operations of Sinopec. PCITC has benefited from our sales and operational experience as well as Sinopec’s knowledge in project management and operation systems maintenance. At the same time, Sinopec can leverage our technical expertise to promote PCITC’s development.

Based in Beijing, PCITC has strengthened our presence in the PRC’s telecommunications market, as well as facilitate Sinopec’s strategy of improving its own competitiveness through the enhanced use of information technology.

PCITC also aims to expand into the process manufacturing sector to become a competitive information technology solutions provider and systems integrator in this area, both locally and abroad. PCITC generated turnover of approximately HK$490 million for the year ended December 31, 2005.

In 2003, PCITC successfully obtained ISO 9001 quality standards certification for its operations. In 2004, PCITC obtained its “Class 2 Qualification for Computer Information System Integrator” from the Ministry of

Information Industry in the PRC.

Other Investments

U.K.

We believe the U.K. broadband market has potential for growth, due to a relatively low level of households accessing the Internet via broadband compared to Hong Kong. Our indirect wholly owned subsidiary in the U.K., UK Broadband Limited, or UK Broadband, aims to provide reliable high-speed wireless broadband data and voice services, primarily to residential customers in major U.K. metropolitan areas who require high-speed data access either in a fixed or portable mode. The service offered is differentiated by being wireless, easier and quicker to install and competitively priced.

The service was launched in May 2004 and provides coverage in the Thames Valley and greater London regions of southeast England. During 2005, UK Broadband increased its coverage from 150,000 to 500,000 households. The revenue  from sales of wireless broadband services was approximately HK$10 million in 2005 compared with HK$2 million in 2004.

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

We believe TTNS is well positioned to provide mission-critical services to customers across financial, manufacturing and service industries. TTNS’ major customers are key financial institutions, companies involved in supply chain and distribution and other large-scale enterprises in Taiwan, including the Over-the-Counter Securities Exchange Center in Taiwan, the Taishin Bank and the Tsann Kuen 3C chain stores. TTNS has also successfully increased its presence in the consumer market by providing Broadband Internet access and VoIP.

Sales and Marketing

Commercial Group

The Commercial Group provides integrated communications solutions to commercial customers in both Hong Kong and in other markets.  We are dedicated to addressing our customer’s needs by providing one-stop-shop solutions and superior customer service. We design, build and maintain solutions packages to address our commercial customers’ communications needs. We provide a range of products and solutions from local to global and from fixed to mobile connectivity solutions. We also provide a range of value-added applications, including system integration, call center design, build and outsourcing solutions to a range of customer premises equipments.

We believe that the Commercial Group deploys one of the most professional and largest sales teams in the industry.  The Commercial Group includes:

•

Corporate Sales.  The Corporate Sales team is dedicated to provide total communications solutions for large local corporate companies as well as public and utility sectors. A one-to-one account and service management approach is adopted here.

•

Business Sales. The Business Sales team comprises of both direct and indirect channels that cover the small to medium enterprise sector. Members of this sales team directly contact companies in their assigned geographic areas.  In addition, we further extend our sales coverage through our call center sales as well as external sales agents.

•

Wholesale Sales.  The Wholesale Sales team is a small but highly specialized team that addresses the needs of other service providers. This includes providing a range of wholesale products to other fixed telephone network service providers, mobile operators as well as Internet service providers.

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

For the second consecutive year, PCCW Retail Shops were awarded the title of “Hong Kong Merchants of Integrity” in a mainland China readership survey run by the Guangzhou Daily newspaper.

PCCW Sales Call Center

We operate the largest 24-hour sales call centers in Hong Kong, enabling round-the-clock sales and services. Our consultative selling approach addresses customer needs, providing tailored solutions and user-friendly support. Our call centers also play an important role in customer retention and help with building better relationships with our customers.

In 2005, we won a number of customer service competitions, including the Hotline Service Gold Award from the Hong Kong Association of Customer Service Excellence and the “Best-in-Class” award from the Asia Pacific Customer Service Consortium.

Partnership Sales

This sales team extends the consumer sales channel network to more than 1,000 business agents in Hong Kong. Through this channel, some of the banks, department stores, convenience shops and computer agents have been offering the sale of PCCW products and services including phone cards, network services, computer hardware and accessories.

No. 1 Club

We further encourage customer loyalty through our No. 1 Club, a program to recognize and reward our valued individual customers, where eligible members can earn No. 1 points based on their spending on our fixed-line, IDD, Internet products, now TV and services and purchases made at our retail outlets.

The Club offers discounts at our shops and special promotions from other merchants to approximately 1 million of our customers. Members can enquire about our services through a dedicated 24-hour hotline and receive notice about our new products and services periodically.

Mobile Sales and Distribution

SUNDAY sells its mobile services and handsets and provides after-sales service to customers primarily through its retail outlets, direct sales and customer service center.  As of December 2005, SUNDAY had 29 retail shops, mainly located at high-traffic locations. SUNDAY has entered into agreements with various dealers, including the PCCW Group, to sell its mobile services and handsets on a non-exclusive basis. Dealer commission rates are based on quality and quantity targets. SUNDAY defers commission payments and pay its dealers in installments, provided that the relevant subscriber account is still active at the time the commission payment is due.

Competition

The implementation of the Hong Kong Government’s policy to liberalize the telecommunications industry has resulted in intense competition in the markets for local and international services. Competition from providers of fixed exchange line services and resellers, including those whose operations may be augmented through strategic alliances with global and/or foreign strategic partners, has materially increased in the past several years. Also, mobile telecommunications prices have declined sufficiently so that customers are more likely to substitute mobile telecommunications services for residential local exchange services. The market for IDD services originating in Hong Kong is expected to remain extremely competitive. The presence of numerous ETS licensees has provided customers with greater choice with respect to IDD service providers. This has affected our market position in the retail IDD services market. In recent months, there has also been a growth of VoIP services in the market. These services compete with the existing local fixed exchange line and IDD services.

HKTC was the exclusive provider of local fixed exchange line services and facilities in Hong Kong until June 30, 1995. Currently, local fixed exchange line services and facilities are provided by HKTC and by several other competing local carriers: Hutchison Global Communications Limited, New World, Wharf and Hong Kong Broadband Network Limited (which also provides wireless local fixed exchange line services).

On January 1, 2003, full liberalization of the local and external FTNS markets took effect following a statement on the issue by the TA on January 11, 2002. Since January 1, 2003, several new operators have been granted local wireline-based FTNS licenses. Under the full liberalization policy, there is no pre-set limit on the number of licenses to be issued and there is no time limit for license applications. However, the TA will not consider granting any FC licenses to those applicants who intend to primarily rely on interconnection and wholesale services of other operators’ infrastructure to roll out their network or provision of their services.

HKTC is required in certain situations to provide telecommunications services to service providers that compete directly with its operations. These services include interconnection and unbundled local loops.

Intellectual Property

We rely on a combination of trademarks, service marks, domain name registrations, copyright protection and contractual restrictions to establish and protect our brand name and logos, marketing designs and Internet domain names. Other than licenses described in “—Regulation,” we are not substantially dependent upon any particular patent or license, industrial, commercial or financial contract or new manufacturing process.

Regulation

Telecommunications Regulatory Framework

The Telecommunications Ordinance provides the legislative framework for the provision of telecommunications services and facilities in Hong Kong. The TA is the principal telecommunications regulator in Hong Kong and is responsible for administering the Telecommunications Ordinance. OFTA was established in 1993 under the Telecommunications Ordinance to assist the TA in administering and enforcing the provisions of the Telecommunications Ordinance. The TA’s responsibility and functions also include regulating and licensing telecommunications network services and regulating the telecommunications markets in Hong Kong. The Hong Kong Government has publicly announced that it is considering combining the TA and the Broadcasting Authority into a Communications Authority which will likely occur in 2007 or 2008.

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

The Telecommunications Ordinance was amended, effective June 16, 2000, to broaden the application of a number of provisions, which previously applied only to holders of FTNS licenses, to cover all licensed telecommunications operators. These provisions include:

•

interconnection and facilities sharing obligations;

•

accounting and reporting requirements;

•

tariffing requirements;

•

prohibitions on anti-competitive practices, including abuse of dominant position; and

•

prohibitions on misleading or deceptive conduct.

The amended Telecommunications Ordinance also increases the maximum penalty for breaches of the conditions to the license, the Telecommunications Ordinance or a Direction of the TA to HK$1 million (for repeat offenses) and allows the TA to refer cases to the courts, which will have the power to increase the penalty to the higher of HK$10 million or 10% of turnover for the relevant telecommunications market during the period of the breach.

The amended Telecommunications Ordinance also aims to provide the TA with powers over 3G spectrum auction and certain telecommunications services and technical areas, such as radio spectrum management. The  amended Telecommunications Ordinance also makes amendments which are important for mobile operators, strengthening existing rights to access suitable sites for radio communications installations, provided that an operator fulfills certain criteria, such as public interest requirements, and the TA grants authorization. The TA will have increased powers to intervene in disputes between operators and those having a legal interest in the potential installation sites, in order to determine the interim fees payable for site access.

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

Fixed Telecommunication Network Services

Local fixed exchange line services and facilities are currently provided by HKTC and by several other local carriers. HKTC’s non-exclusive FTNS license permitted it to provide public fixed telecommunications network services, establish and maintain a telecommunications network and possess and use telecommunications installations in Hong Kong. On January 14, 2005, HKTC exchanged its FTNS license for a new FC licence. The new license reflects a substantial change in the regulation of HKTC and in particular the adoption of an ex post tariff regime where prior TA approval of HKTC’s tariff revisions is no longer required. HKTC now notifies the TA of tariff revisions one day before they are effective in the market. The FC license also deleted any language relating to dominance regulation. The FC license may not be transferred without the prior written consent of OFTA, and HKTC may not dispose of more than 15% of the assets that constitute its network without the prior written consent of OFTA. In addition, the license requires HKTC to comply generally with the Telecommunications Ordinance which includes provisions relating to anti-competitive conduct.

The special conditions of HKTC’s FC license include a Universal Service Obligation, requiring HKTC to provide, maintain and operate its fixed-line telecommunications network in a way which will ensure that good, efficient and continuous basic telephone service is reasonably available to all Hong Kong residents. HKTC receives a Universal Service Contribution from other telecommunications operators, in proportion to their respective external traffic minutes and as determined by OFTA from time to time, in order to offset the cost of providing such basic services to customers where such provision would otherwise be uneconomical. The aggregate amount of the Universal Service Contribution to which HKTC is entitled has progressively declined following the liberalization of the international telecommunications markets and the increase in its exchange line tariffs implemented in accordance with a framework agreement, or the Framework Agreement, entered into between various members of the HKT group and the Hong Kong Government in 1998. The TA will likely initiate a consultation to review the manner in which the Universal Service Obligation is calculated and recovered.

Exchange line tariffs and retail regulation

Prior to the execution of the Framework Agreement, the Hong Kong Government subjected HKTC to strict price controls on its exchange line tariffs. The TA removed the caps on business exchange line tariffs effective July 1, 1998. In addition, the TA permitted HKTC to increase its residential line rental charge, subject to a price cap, over a period of three years ending January 1, 2001. HKTC increased its monthly charge for residential telephone lines from HK$68.90 to HK$90.00 effective September 1, 1999, and from HK$90 to HK$110 effective January 22, 2001. As at January 1, 2002, the price caps on maximum residential line tariffs expired. However, all tariff revisions required the TA’s prior approval, including revisions for promotions, discounts and services bundles.

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

On January 13, 2005, the TA released the decision on moving HKTC to an ex post regime which was implemented by issuing to HKTC a new FC license the next day. The FC license eliminated the prior approval requirement for tariff revisions, removed language relating to dominance, and removed language redundant with the Telecommunications Ordinance. Tariff notifications are filed one day before the revisions became effective, which replaces the previous prior approval process. Notifications cover discounts, services bundles, promotions, and other tariff changes.

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

Upon the establishment of Reach and the acquisition of HKTI by Reach, the tripartite FTNS license held by HKTC, HKTI and a subsidiary of HKT, was individualized effective January 31, 2001 so that separate FTNS licenses were held by HKTC and HKTI, but not by the HKT subsidiary. HKTC’s FTNS license authorizes it to provide all local facilities and services and external telecommunications services on a wholesale and retail basis over external telecommunications circuits supplied to it by an authorized licensee. On June 17, 2004, HKTC was authorized to provide its own external facilities. These rights are now part of HKTC’s FC license.

Local access charges and delivery fees for international services

Historically, international traffic routes were classified by OFTA as either “Category A” or “Category B” routes. Category A routes are those routes where there is demonstrable price competition for wholesale services. Category B routes were those routes that did not meet the conditions to be classified as Category A. On October 8, 2002, HKTC was declared non-dominant on all international routes for IDD traffic at the retail level. On December 30, 2002, HKTC was declared non-dominant on all international routes for IDD outbound traffic at the wholesale level. On August 25, 2003, HKTC was declared non-dominant on all international routes for IDD inbound traffic at the wholesale level.

Concurrently with the 1999 introduction of International Simple Resale, or ISR, OFTA introduced a local access charge to complement the modified delivery fee system effective January 1, 1999. Local Access Charges, or LAC, and Modified Delivery Fees, or MDF, applied differently to Category A and Category B routes and differed as to whether the calls are incoming to Hong Kong or outbound from Hong Kong. These charges were designed to replace the then existing subsidy flows from external services to the domestic local services market. Under these charge arrangements, access fees flow from international service suppliers to domestic service suppliers upon whose network international calls either originate or terminate. The LAC is still a relevant charge.

The ETS operators are also required to pay LAC to HKTC and other FTNS or FC licensees for the delivery of IDD traffic over the local network. Between July 2001 and May 2004, LACs at 12.1 cents and 12.6 cents per minute were charged for outgoing and incoming IDD calls, respectively. For IDD calls via a transit network, LAC was set at 10.6 cents per minute.

On May 4, 2004, OFTA issued a determination of revised LAC rates proposed to be effective June 1, 2004. The revised LAC rates were 8.6 cents and 8.8 cents per minute for outgoing and incoming IDD calls, respectively, and 7.6 cents per minute for IDD calls delivered via a transit network. On May 27, 2004, in response to an application by HKTC, the High Court granted an interim stay of OFTA’s LAC determination, pending a judicial review. In June 2004, OFTA filed an application to the High Court to set aside the interim stay, which was denied. HKTC’s substantive judicial review application was heard on the merits on September 13 and 14, 2004. On March 30, 2005, the High Court found that the TA lacked the power to make the LAC determination and, accordingly, the LAC determination was unlawful and has been quashed. The current LAC rates are therefore the ones determined in 2001 as noted above.

Retail international tariffs

HKTC is now classified as non-dominant on all routes in the provision of international services, in both IDD and bandwidth services. Nevertheless, like all non-dominant licensees, it must file maximum tariffs and abide by provisions prohibiting anti-competitive conduct in the Telecommunications Ordinance. As HKTC is classified as a non-dominant operator for these services and operates under maximum tariffs, the prior notification requirements of the new FC license do not apply.

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

The Wireless Local Area Network, or wi-fi, class licensing regime has been in place since February 21, 2003, allowing operators meeting the license criteria to automatically provide wi-fi services that do not cross any public streets. PCCW IMS Limited, our indirect wholly owned subsidiary, holds one of these licenses, which has been effective since March 21, 2003.

Interconnection and Facilities Sharing

Under the Telecommunications Ordinance and the terms of their licenses, HKTC and the other local fixed-line carriers may be required to interconnect their services and networks with each other and with those of mobile and international carriers. Interconnection is of two main types: Type I interconnection (i.e., interconnection between network gateways) and Type II interconnection (i.e., unbundling of local loops). The local fixed-line carriers are also required to share certain facilities where the sharing of those facilities is considered to be in the public interest. The TA may intervene if the parties cannot agree on the terms of interconnection or facilities sharing. The TA has powers under section 36B of the Telecommunications Ordinance to direct that interconnection be secured, under section 36A to determine the terms of interconnection and under section 36AA to direct the sharing of facilities. The TA has used these powers in the past and may use them in the future.

Pursuant to various TA policy statements and its license, HKTC commercially entered into Type I interconnection agreements with each of the other FTNS licensees in 1995. Pursuant to these TA policy statements, HKTC also commercially entered into Type II interconnection agreements with each of the other FTNS licensees, licensed in 1995, to provide them access to its narrowband copper local lines between the local exchange and customer sites for voice and premium services (transmission rates up to 144 kilobits per second). These unbundling arrangements allow other FTNS licensees to access customers without constructing network facilities to those customers and permit customers to switch their direct network connection between HKTC and other fixed-line telecommunications licensees at the HKTC exchanges. The ability to provide direct connection to customers utilizing HKTC’s network enhances the potential for other FTNS licensees to provide services to more users.

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

Broadband interconnection

On November 14, 2000, the TA issued a statement on the regulatory framework for broadband interconnection, including the principles underlying the determination of broadband unbundled local loop arrangements and interconnection charges. Following the approval of OFTA, on October 19, 2001, we published a new wholesale tariff which sets out the terms and conditions upon which other FTNS licensees can interconnect with HKTC’s copper local loops on a full or partial unbundled basis to provide broadband services. Prior to the filing and publication of that tariff, two other FTNS licensees (i.e., Wharf and New World ) requested that OFTA make a determination regarding the terms, conditions and rates for interconnection to HKTC’s broadband access line network. At the end of 2001, OFTA initiated two determination proceedings in response to these requests.

On May 15, 2002, the TA issued a direction to Wharf and us directing HKTC, as an interim measure, to promptly implement broadband Type II interconnection upon request, and HKTC did so per the terms of its tariff as amended in August 2002. Thereafter we sought judicial review of the TA’s direction. On June 30, 2004, the High Court found that the TA’s direction was unlawful and, on October 4, 2004, ordered the direction to be quashed. Until compulsory local loop unbundling is phased out by mid-2008, any new directions by the TA to mandate the unbundling of HKTC’s broadband network could subject us to additional competition.

As to the determination proceedings, OFTA’s Interconnection Determination Committee released its preliminary analyses on February 24, 2003 and HKTC submitted further submissions responding to those preliminary analyses on May 7, 2003. HKTC has also filed a number of notices of appeal and judicial review applications relating to the preliminary analyses and the decisions by the TA not to stop the determination proceedings and not to withdraw the preliminary analyses. Leave to judicially review the decision of the TA not to stop the proceedings was granted and on May 23, 2003, an interim stay of the determinations proceedings was granted and the TA agreed not to act on the determination requests pending the outcome of the Hong Kong Government’s review of the policy on broadband and narrowband Type II interconnection. This agreement was reflected in a court consent order made on June 12, 2003 which provided that the interim stay granted by the court on May 23, 2003 would continue in effect.  Following a series of litigation cases, we have now entered into long term contract and/or tariff arrangements with our three major competitors for unbundled local loops. Any determination of these terms, conditions and rates could pose a competitive threat to our narrowband, broadband and private line businesses, resulting in reduced revenues and margins.

The Type II interconnection review was a public consultation initiated by the Secretary for Commerce, Industry and Technology of the Hong Kong Government on May 23, 2003 to review the policy of compulsory unbundling of local loops due to the changing market landscape, the advent of new or improved technologies and the fact that seven years have passed since narrowband unbundling was implemented. On July 6, 2004, the Executive Council released its decision to ultimately phase out both narrowband and broadband compulsory unbundled local loop by June 30, 2008. One determination request has been dropped (New World), and HKTC has been involved in a series of bilateral negotiations with all of the relevant FTNS operators on broadband Type II interconnection. HKTC continues to offer broadband unbundled loops per its wholesale tariff, as amended, but not per any TA decisions. Until compulsory local loop unbundling is phased out by mid-2008, any new determinations on the terms and conditions of interconnection could subject HKTC to reduced margins on its narrowband and broadband services. On June 16, 2005, the TA inquired to HKTC and Wharf as to the state of the broadband negotiations and whether the TA’s 2001 decision to accept Wharf’s determination request should be vacated. HKTC submitted a reply on July 8, 2005.  In 2005, we entered into a long term supply agreement with Wharf.

Interconnection reviews

On March 18, 2002, OFTA published the Interconnection and Related Competition Issues Statement No. 7 (Second Revision) which concluded its review of the interconnection charging principles initially established in 1995. In Statement No. 7, OFTA reconfirmed that in future determinations for Type I and Type II interconnection it would continue to use an LRAIC approach and apply a current cost standard subject to the use of historical cost on certain items (land, building, copper infrastructure pre-1995) to the costing of network assets. On June 18, 2002, OFTA clarified that it would not refer to the costing methodology in Statement No. 7 when making broadband Type II interconnection determinations but would consider representations from parties concerned. OFTA also indicated on June 18, 2002 that it would consider in due course whether there was a need to further revise Statement No. 7 to make it applicable to both broadband and narrowband interconnections. This potential revision may result in interconnection charge levels less than those currently in existence and may adversely affect our business, results of operations or financial condition.

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

Fixed mobile interconnection

The current regulatory framework in Hong Kong for fixed mobile interconnection is one of “mobile party network pays” which essentially means that the mobile operator pays the fixed network operator for sending its traffic to the fixed network operator, and also pays the fixed network operator for receiving traffic from the fixed network operator.  The practice elsewhere is generally for the originating network of traffic to pay the terminating network of traffic.  OFTA has indicated that it will conduct a consultation on this issue which is expected to begin in mid 2006. It has retained a consultant to assist it in this proceeding.

Broadband Wireless Access

In December 2004, the TA initiated a consultation on licensing broadband wireless access in the 3.4 to 3.6 GHz range.  A second consultation was initiated in August 2005.  We joined twelve other operators in questioning the timing and content of the TA’s proposals.  First, the 13 operators questioned the proposed spectrum band, as this would be something otherwise decided in the broad policy Spectrum Policy Review to be conducted separately.  Second, there is substantial evidence that the use of the proposed spectrum band would interfere with C Band satellite reception in Hong Kong.  Third, the 13 operators questioned the utility of going forward with broadband wireless access licensing when relevant policy issues would be addressed in both the Spectrum Policy Review and the fixed-mobile convergence consultation.  While the TA is now conducting further discussions and testing with the industry, there is no assurance that broadband wireless access will not be licensed as originally proposed which could cause significant interference with inbound satellite transmissions to Hong Kong affecting voice, data and broadcasting services.

Spectrum Policy Review

In late 2004, the Commerce, Industry and Telecommunications Bureau indicated that the Hong Kong Government intended to review its spectrum policies in line with similar reviews undertaken in other markets.  In addition to spectrum assignments, the review would be expected to address spectrum usage and trading, auctions, interference management and other issues.

VoIP services

On October 4, 2004, OFTA initiated a consultation on how VoIP services should be regulated. The consultation paper raised issues concerning the licensing of VoIP services and the manner in which such services could be provided. It also dealt with the allocation of telephone numbers and number portability rights, the need to provide any-to-any connectivity, network interconnection and Calling Line Identification, the payment of interconnection charges, and a range of consumer welfare issues. On June 20, 2005, the TA released its policy statement on the regulation of VoIP services in Hong Kong. The TA adopted a two tier licensing regime for VoIP providers and indicated that the first tier providers would have similar rights and obligations as the current FTNS/FC licensees as they would be providing a substitutable voice service. The second tier providers would have fewer rights and obligations, as they would be offering services that would not be substitutable for existing voice services. Additional consultations will be held on service quality and numbering issues, although the first tier providers would have access to eight digit numbers and number porting rights and enjoy interconnection rights as well. Depending on the outcome of commercial negotiation and the additional consultations on VoIP, such services could pose a serious competitive threat to HKTC’s fixed line and IDD business and SUNDAY’s mobile business, resulting in reduced revenues and margins.

Mobile Telephony

SUNDAY’s indirect wholly owned subsidiary, Mandarin Communications Limited, or Mandarin, was one of the six successful applicants to which the Hong Kong Government awarded Public Radiocommunication Service, or PRS, licenses in 1996. This license permits us through SUNDAY, among other things, to:

•

provide a public mobile radio communication service using mobile communication technology in accordance with the GSM 1800 standard;

•

establish and maintain a GSM 1800 network; and

•

sell mobile telephone and other equipment to subscribers.

Each PRS license has a duration of ten years and will expire in 2006, although it may be extended for an additional period of up to three years under the Telecommunications Ordinance. A PRS license is non-exclusive, and the licensee must operate in a manner satisfactory to the TA in accordance with the specifications contained in the license. Under the terms of the PRS license, SUNDAY may only operate its personal communications service network on the radio frequencies assigned to it.  This licence is used by SUNDAY to provide its 2G services.

Between 2003 and 2004, the TA conducted two public consultations on the licensing of mobile services on expiry of existing 2G licenses. The conclusion was that the TA decided to grant the “right of first refusal” to all incumbent PRS licensees for renewing the PRS licenses. In April 2005, the TA offered Mandarin the “right of first refusal” which entitled Mandarin to a new Mobile Carrier License with a validity period of 15 years. Mandarin accepted the offer in May 2005 and therefore will be granted the new Mobile Carrier License upon expiry of its PRS license in September 2006. The Mobile Carrier License will contain all the general conditions that are prescribed under the Telecommunications (Carrier Licenses) Regulation made by the Secretary for Commerce, Industry and Technology.

Under the new Mobile Carrier License, Mandarin will be obligated to an annual Spectrum Utilization Fee, or SUF.  The SUF for the first five years will be set at a fixed amount per MHz of frequency per year.  After this transition period, the SUF will follow a structure which is similar to that of 3G licenses, i.e. the SUF will be calculated at 5% of network turnover, subject to a minimum amount.

In 2000, the Telecommunications Ordinance was amended to provide the TA with powers over 3G spectrum auction.  See “—Telecommunications Regulatory Framework.”

The Hong Kong Government announced in February 2001 that the licensing framework for 3G mobile services consisting of four mobile carrier licenses for building a 3G network and providing 3G services, or 3G licenses, which would be issued by auction. As there were only four applicants, including SUNDAY 3G, no auction took place and each applicant was granted a 3G license on October 22, 2001. Each licensee was allocated a block of paired band spectrum of 2 x 14.8 MHz plus one 5 Hz block of unpaired band spectrum. Pursuant to the Special Conditions of the 3G license, SUNDAY 3G is required to install, maintain and use equipment for the purposes of the network and the services to be provided under the 3G license such that by no later than December 31, 2006 (and for all dates thereafter during the term of the 3G license), the 3G network and services will cover at least 50% of the population of Hong Kong. Further, all base stations to be installed must be capable of supporting services at a minimum of 144 kbits per second. In addition, the licensees must open up at least 30% of their 3G network capacity for use by non-affiliated companies to operate as a MVNO and/or content providers.

The 3G license is valid for 15 years from the date of grant, expiring in 2016. Pursuant to the 3G license, each licensee is required to pay the minimum guaranteed annual fees in arrears. For each of the first five years, the minimum annual fee is HK$50 million. In each of the remaining 10 years, the annual fee would be the higher of 5% of the licensee’s turnover attributable to the provision of 3G services or the minimum annual fee amounts indicated below:

	Commencing from	(HK$ thousands)
6th year	October 22, 2006	60,124
7th year	October 22, 2007	70,249
8th year	October 22, 2008	80,373
9th year	October 22, 2009	90,497
10th year	October 22, 2010	100,622
11th year	October 22, 2011	110,746
12th year	October 22, 2012	120,870
13th year	October 22, 2013	130,995
14th year	October 22, 2014	141,119
15th year	October 22, 2015	151,243

On the grant of the 3G license and upon each anniversary, each licensee is required to provide the TA with a performance bond covering the next five years’ minimum annual fees or the minimum annual fees for the remaining validity period (if less than 5 years) of the 3G license. SUNDAY 3G paid HK$250 million in cash upon the grant of the 3G license in lieu of the performance bond for the first five years’ minimum annual fees.

In accordance with the 3G license, SUNDAY 3G was required to provide the first performance bond, equivalent to the 6th year’s minimum annual fee, on October 22, 2002. On October 11, 2002, the TA granted a one-year waiver to SUNDAY 3G and the other three 3G licensees on the submission of such performance bond. In August 2003, the TA granted another one-year waiver to SUNDAY 3G and the other three 3G licensees on the submission of the performance bond in an amount equivalent to the 6th and 7th years’ minimum annual fees as required by the terms of the 3G license on October 22, 2003. On October 22, 2004, SUNDAY 3G submitted performance bonds to the TA by drawing down on a 3G performance bond facility provided by Huawei in an aggregate amount equivalent to the 6th, 7th and 8th years’ minimum annual fees.  On October 22, 2005, SUNDAY 3G submitted performance bonds to the TA in replacement of the previous performance bonds by drawing down a performance bond facility provided by us in an aggregate amount equivalent to the 6th, 7th, 8th and 9th years’ mininum annual fees.

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

Generally, companies using web sites or the Internet to sell products must comply with applicable Hong Kong consumer protection laws (for example, the Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)).

The Electronic Transactions Ordinance (Chapter 553 of the Laws of Hong Kong) came into effect in January 2000. This ordinance is intended to recognize the legal status and effect of certain electronic records and signatures and to govern the certification authorities established in Hong Kong.

Internet Service Providers―Licensing

The following is a brief summary of licensing regulations affecting ISPs in some of our key markets.

Hong Kong

Internet access services are “public non-exclusive telecommunication services” which require a Public Non-Exclusive Telecommunications Service, or PNETS, license issued by OFTA. PNETS licenses are renewable annually on payment of a nominal fee to OFTA, subject to any terms or conditions specified by OFTA. There were 186 PNETS licenses for the operation of Internet access services as at April 7, 2006. The licenses are not transferable without OFTA’s prior written consent. Under the Telecommunications Ordinance, OFTA may suspend, cancel or withdraw a telecommunications license upon a breach by the licensee of the Telecommunications Ordinance or the terms and conditions of its license. In addition, the Chief Executive in Council may suspend or cancel a telecommunications license at any time if he considers that it is in the public interest to do so.

Taiwan

Under Taiwanese law, ISPs must obtain a Type II license from the National Communication Commission, or NCC, an independent government organization, which was established on March 1, 2006 to regulate the telecommunications and broadcasting sectors. The NCC supervises the telecommunications, mass media, cable and broadband industries. There are no foreign ownership restrictions on Type II enterprises. However, ISPs engaging in Internet backbone have to lease international circuits from fixed telecommunications network operators.

Telecommunications Regulations in the PRC

On January 1, 2005, an updated catalogue and regulations for guiding foreign investment, which lists the industries in which foreign investment is encouraged, restricted or prohibited, took effect in the PRC. Industries which are not listed shall firstly be reviewed with reference to items set out in this catalogue. If no similar industry can be found, specific opinion on the permissibility of foreign investment in such industry must be obtained from the Ministry of Commerce. Telecommunications services are under the restricted category, which means that foreign companies will have a limited ability to invest in such industries subject to satisfaction of certain qualification requirements and compliance with application procedures of the Ministry of Information Industry and other governmental agencies.

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

On June 15, 2004, the State Administration of Radio Film and Television passed the Administrative Rules for Broadcasting Audio and Video Programs on Internet-like Information Networks which was effective October 11, 2004. Operators may broadcast television, radio and other audio and video programs on the Internet subject to licensing. It is expected that certain mainland operators will receive licences and commence to provide such services on the Internet over the next few years.

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

The PRC and Hong Kong Closer Economic Partnership Arrangement, or CEPA

The PRC and Hong Kong signed the main text of CEPA and the six annexes on June 29, 2003 and September 29, 2003, respectively, which set out the main details of CEPA. Key liberalization measures under CEPA came into effect on January 1, 2004, and both sides have agreed to consider further liberalization measures in the future. Broadly speaking, the liberalization measures permit earlier access for Hong Kong service suppliers to the PRC market, ahead of the PRC’s World Trade Organization timetable. Both sides entered into the CEPA in order to strengthen trade and investment cooperation between the PRC and Hong Kong and promote joint development of both sides, through the implementation of the following measures:

•

progressively reducing or eliminating tariff and non-tariff barriers on substantially all trade in goods between the two sides;

•

progressively achieving liberalization of trade in services through reduction or elimination of substantially all discriminatory measures; and

•

promoting trade and investment facilitation.

As committed in Annex 4 to CEPA (Specific Commitments on Liberalization of Trade in Services), which applies to value-added telecommunications services, effective October 1, 2003, the PRC allows Hong Kong service suppliers to establish joint venture enterprises in the PRC to provide the following five types of value-added telecommunications services as defined in the Telecommunication Business Classification Catalogue: Internet data center services, store and forward services, call center services, Internet access services and content services. Hong Kong service suppliers’ share of ownership in the above joint venture enterprises should not exceed 50% and there is no geographic restriction for the joint venture enterprises engaging in the value-added telecommunications services mentioned above.

To benefit from CEPA, a service supplier will first need certification from the Hong Kong Government that it qualifies as a Hong Kong service supplier. Afterwards, a Hong Kong service supplier may then apply to the PRC authorities for the entitlements provided under CEPA.

On February 13, 2004, PCCW Teleservices (Hong Kong) Limited, our indirect wholly owned subsidiary, was granted a CEPA certificate for the provision of value-added telecommunications services in the PRC under CEPA, which expires on February 12, 2006, but has been renewed to February 12, 2008.

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

C.    Organizational Structure

We are a holding company for the following significant subsidiaries as at December 31, 2005:

Name of company	Place of incorporation	Equity interest attributable to PCCW
PCCW-HKT Limited	Hong Kong	100%
PCCW-HKT Telephone Limited	Hong Kong	100%
PCCW-HKT Business Services Limited	Hong Kong	100%
PCCW-HKT Network Services Limited	Hong Kong	100%
PCCW Teleservices (Hong Kong) Limited	Hong Kong	100%
PCCW-HKT Technical Services Limited	Hong Kong	100%
PCCW Media Limited	Hong Kong	100%
PCCW Teleservices Operations (Hong Kong) Limited	Hong Kong	100%
Cascade Limited	Hong Kong	100%
PCCW IMS Limited	Hong Kong	100%
Pacific Century Systems Limited	Hong Kong	100%
Corporate Access Limited	Cayman Islands	100%
BtN Access (HK) Limited (now known as PCCW Global (HK) Limited)	Hong Kong	100%
Beyond The Network Limited (now known as PCCW Global Limited)	Hong Kong	100%
PCCW Global (Singapore) Pte. Ltd.	Singapore	100%
PCCW (Beijing) Limited(1)	The PRC	100%
Omnilink Technology Limited	British Virgin Islands	100%
Unihub China Information Technology Company Limited(2)	The PRC	38.2%
Unihub Limited (now known as PCCW Solutions Limited)	Hong Kong	100%
PCCW Business eSolutions Limited	Hong Kong	100%
PCCW Powerbase Data Center Services (HK) Limited	Hong Kong	100%
Power Logistics Limited	Hong Kong	100%
PCCW Directories Limited	Hong Kong	100%
ChinaBiG Limited	Hong Kong	76.97%
Pacific Century Premium Developments Limited	Bermuda	61.66%
Cyber-Port Limited	Hong Kong	61.66%
Beijing Jing Wei House and Land Estate Development Co., Ltd.(3)	The PRC	61.66%
Talent Master Investments Limited	British Virgin Islands	61.66%
Taiwan Telecommunication Network Services Co., Ltd.	Republic of China	56.56%
SUNDAY Communications Limited	Cayman Islands	79.35%
Mandarin Communications Limited	Hong Kong	79.35%
SUNDAY 3G (Hong Kong) Limited	Hong Kong	79.35%
UK Broadband Limited	United Kingdom	100%

Notes:

1.

Represents a wholly foreign owned enterprise.

2.

Represents a Sino-foreign equity joint venture.

3.

Represents a Sino-foreign cooperative joint venture.

D.    Property, Plant and Equipment, Investment Properties and Interests in Leasehold Land

Our properties consist primarily of our telecommunications network assets located in Hong Kong and our investment properties located in Hong Kong and the PRC. The table below shows the net book value of our property, plant and equipment, investment properties and interests in leasehold land as at December 31, 2005.

Net Book Value
(HK$ million)
Investment properties	3,390
Interests in leasehold land held for own use under operating leases	661
Land and buildings	1,108
Exchange equipment	4,343
Transmission plant	6,557
Other plant and equipment	2,258
Projects under construction	1,746
Total	20,063

Our principal plant and equipment consists of transmission plant and exchange equipment (including switches, computer hardware, back-up power plant, etc.) and connecting lines (including cable ducting, copper and fiber optic cabling and poles). As at December 31, 2005, the total gross floor area of our owned operating facilities is approximately 394,178 square meters. In addition, we occupy approximately 64,119 square meters of leased premises. Leasehold land and buildings principally consist of local telephone exchanges, which in certain cases include engineering facilities or administrative offices, technical and administration centers and data center and Internet web hosting facilities. Nearly all of the leases relating to such exchanges and centers are special purpose leases granted by the Hong Kong Government which contain restrictions on their use for other purposes and on their transfer. The majority of these leases do not expire before 2025. We also lease and operate over 1,300 cell sites in Hong Kong.  Land and buildings with aggregate carrying value of approximately HK$31 million were pledged as security for certain of our bank borrowings as at December 31, 2005. We consider that our properties, plant and equipment are suitable and adequate for the provision of our range of telecommunications services.

Our investment properties (which are described under “Item 4.B. Business Overview―Infrastructure”) mainly include Pacific Century Place in Beijing, which is held on a medium-term to long-term lease. The total gross floor area of our investment properties is approximately 160,713 square meters and 831 car park spaces. We did not pledge any of our investment properties as collateral for our bank borrowings as at December 31, 2005.

The construction of our 3G networks started in 2004 and was substantially completed in January 2006.

We also hold leasehold land in Hong Kong for development purposes and hold properties under development for investment and sale. None of the properties under development for investment was pledged as security for our bank borrowings as at December 31, 2005.

We are also developing the Cyberport project in Hong Kong and the provision of the NETVIGATOR wireless broadband service in the U.K. which are described in “Item 4.B.Business Overview” above.

We are subject to various environmental laws. Compliance with such laws has not, and in our opinion, is not expected to have, a material adverse effect upon our utilization of the assets, capital expenditures, earnings or competitive position.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis are based on, and should be read in conjunction with, our consolidated financial statements and related notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in Hong Kong dollars in accordance with HK GAAP and applicable local laws and regulations. HK GAAP differs in certain material respects from US GAAP. These differences are described in note 48 to our consolidated financial statements.

Overview

We are the largest telecommunications service provider in Hong Kong and one of Asia’s leading integrated communications companies, with turnover for the year ended December 31, 2005 of HK$22,499 million.  In addition to the financial performance described in the following discussion and analysis, our management also reviews key performance indicators for each of our business segments. These include the numbers of our exchange lines in service, IDD traffic volumes, the quantity of international bandwidth sold, the numbers of broadband and narrowband Internet access customers, as well as our market share for each of these performance indicators. See “Item 4.B. Business Overview.”

Business Segments

Our business comprises the following principal segments:

•

Telecommunications Services, or TSS―We are Hong Kong’s leading provider of telecommunications and multimedia services, which include local telephony, local and international data, IDD, Broadband Access, mobile telephony and pay television, and related equipment.

•

Business eSolutions―We offer ICT services, business broadband access services, hosting and facilities management services and directories businesses within Hong Kong and the PRC.

•

Infrastructure covers our property portfolio in Hong Kong, such as the Cyberport development, and in the PRC, which is principally held by PCPD. We had a 61.66% interest in PCPD as at April 30, 2006.

•

Others includes our overseas and other investments.

In addition, through a strategic alliance with Telstra, we own a 50% interest in Reach, which provides wholesale international communications infrastructure services primarily within the Asia-Pacific region. See “Item 4.B. Business Overview―Alliances―Reach.”

Impact of the Liberalization of Hong Kong’s Telecommunications Markets

Our business is strongly influenced by the regulatory regime applicable to telecommunications service providers in Hong Kong and a number of structural changes that resulted from the liberalization of Hong Kong’s telecommunications market.

International Competition. International services-based competition was introduced from January 1, 1999 and facilities-based competition was introduced from January 1, 2000. The liberalization in 2000 enabled licensed carriers to install their own international facilities and enabled service providers to purchase wholesale switched minutes and leased circuit capacity from international carriers other than HKTI. Together with further reductions in international accounting rates and global liberalization trends, international facilities-based competition has had the effect of reducing further the retail and wholesale prices for international calls and bandwidth on most routes. Consequently, the turnover for both outgoing and incoming services has been adversely affected.

Domestic Competition. Competition in the domestic fixed-line market has intensified since 2000. This was primarily due to five factors:

•

relative price differentials between our products and services and those of our competitors as well as the market creditability of our competitors;

•

local network buildouts by our competitors;

•

the continuation by the regulator of a local loop unbundling policy;

•

until January 2005, the regulation of HKTC as a dominant service provider under an “ex ante” tariff regime with the result that HKTC was unable to flexibly price its services; and

•

increasing substitution of mobile service for fixed-line service.

This situation has caused our share of the domestic fixed-line market to decrease, adversely affecting turnover from these services.

On January 14, 2005, we exchanged our FTNS license for an FC license. The primary change is our move from an “ex ante” tariff regime (where TA prior approval of all of our tariff revisions was required) to an “ex post” tariff regime (where we give the TA notice one day before we effectuate a tariff revision, such as a discount, promotion or bundle). See “4.B. Business Overview―Regulation.”

During the past years, we have sought to reform the Hong Kong Government’s policies that we believe have unfairly restricted our ability to compete, in particular the compulsory provision of unbundled local loops to our competitors and the regulation of HKTC as a dominant service provider operating under an ex ante tariff regime. See “Item 4.B. Business Overview―Regulation.”

Development of Reach

Reach continues to operate in a difficult environment and the industry is expected to remain challenging for some time. Prices for international voice and data carriage have been falling and the growth in usage has not been sufficient to compensate for the loss in revenue caused by the price reductions.

In view of the continuing difficult and volatile trading conditions in which Reach operates, we announced on February 20, 2003 that we had performed a preliminary review of Reach in accordance with the requirements of Statement of Standard Accounting Practice, or SSAP, 31 “Impairment of assets”, to ascertain whether there had been an impairment in the total investment cost in Reach as at December 31, 2002. Based on the results of this review, we believed that an impairment loss of HK$8,263 million should be recognized for the goodwill attributable to our investment in Reach and such amount was included in the consolidated loss attributable to our shareholders for the year ended December 31, 2002. In 2003, we conducted a further impairment assessment of our interests in Reach and made a full provision for impairment of our entire interest in Reach as at December 31, 2003, including the amounts paid by us under the Capacity Prepayment Agreement (see “Transactions with Related Parties” below), and a loss of HK$4,159 million was recognized in our consolidated income statement for the year ended December 31, 2003.  As a result, we have not recognized any profit or loss from Reach in 2004 and 2005.

For more information on Reach, See “—Transactions with Related Parties.”

Debt Financing

As at December 31, 2005, we continued to deleverage and slightly reduced our short-term borrowings and long-term liabilities to HK$29,357 million as at December 31, 2005 from HK$29,492 million as at December 31, 2004.

For more detailed descriptions of our major borrowings, see below “Liquidity and Capital Resources―Debt Financing.”

Credit Ratings of HKTC

As at December 31, 2005, HKTC had investment grade ratings from Standard and Poor’s Ratings Services, or S&P, (BBB/positive), Moody’s Investors Service, or Moody’s, (Baa2/stable) and Fitch Ratings (BBB+/negative).

Change in Accounting Policies

We changed certain of our accounting policies following our adoption of the new HKFRSs on January 1, 2005. None of these changes affected our underlying business operations or cashflow. Comparative figures in 2004 and 2003 have been restated as required to conform with the new HKFRSs. See note 4 to our consolidated financial statements.

Under the new HKFRSs, we recorded HK$4,821 million of turnover from Bel-Air sales in 2005, an 11% decline compared to 2004. The new accounting policy delayed revenue recognition of Bel-Air units pre-sold on or after January 1, 2005 until the properties are completed. As a result, our consolidated turnover for the year ended December 31, 2005, including turnover from sales of Bel-Air units, decreased 2% to HK$22,499 million.

Description of Certain Items in Consolidated Financial Statements

Turnover

Turnover from TSS consists of turnover from local telephony services, turnover from local data services, turnover from international telecommunications services and turnover from other services:

•

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

•

Turnover from local data services consists of turnover from the provision of data and network services, wholesale broadband access lines, retail consumer Internet access services and pay television services utilizing our fiber optic network and digital subscriber line technology.

•

Turnover from international telecommunications services consists of turnover from retail IDD, retail international data services and delivery fees for the origination and termination of international calls on our network.

•

Turnover from other services consists primarily of turnover from the sale of network equipment, CPE and connectivity products, fees for technical and maintenance subcontracting services and income from our mobile business and our contact centers unit.

Turnover from Business eSolutions consists of turnover from provision of IT services under the new brand name “PCCW Solutions”, retail business broadband Internet access services and our directories businesses, PCCW Directories in Hong Kong and ChinaBiG in the PRC. During 2002, our Internet data center operations were integrated into the Business eSolutions segment.

Turnover from Infrastructure consists of amounts received and receivable from sales of properties, amounts received and receivable from rental of investment properties and turnover from property entrustment work and management.

Turnover from Others includes turnover from our businesses in Taiwan, JALECO Ltd., or JALECO, Internet services and UK Broadband.

Eliminations consists of turnover from transactions between or across different business segments.

See note 7(a) to our consolidated financial statements.

Cost of Sales

Cost of sales consists of costs for international voice and data services primarily to Reach and its affiliates, disbursements for international interconnection services to other operators for access to, and use of, their networks and certain costs related to promotional programs. Cost of sales also includes cost of CPE sold, cost of content for our now TV and Internet media services, computer hardware and software and labor costs for our Business eSolutions business, cost of property sold and cost of infrastructure work completed for our Cyberport project. Certain construction and establishment costs of the Cyberport project previously capitalized were recognized as cost of sales during 2003.

General and Administrative Expenses

The principal components of general and administrative expenses include staff costs, repair and maintenance costs, rent, rates and utilities, publicity and promotion, professional and consulting fees and subcontracting costs.

Critical Accounting Policies under HK GAAP

The preparation of our consolidated financial statements requires management to select and apply significant accounting policies and to make estimates and judgments that affect our reported financial condition and results of operations. Notwithstanding the presentation of our principal accounting policies in note 2 to our consolidated financial statements presented elsewhere herein, we believe the following policies are some of our most critical accounting policies in presenting our consolidated financial statements in accordance with HK GAAP.

Revenue Recognition

Telecommunications service revenue based on usage of our network and facilities is recognized when the service is rendered. Telecommunications revenue for service provided for a fixed period is recognized on a straight-line basis over the respective period. In addition, up-front fees received for installation of equipment and activation of customer service are deferred and recognized over the expected customer relationship period. We are required to exercise considerable judgment in revenue recognition particularly in the areas of customer discounts, billing reserves for pricing changes, customer disputes, revenue reserve for special customer agreements and stabilized churn rate. Significant changes in management estimates may result in material revenue adjustments.

Revenue and profits arising from the pre-completion contracts for the sale of properties under development for which legally binding unconditional sales contracts were entered into before January 1, 2005 are recognized on the percentage of construction completion method commencing when these contracts are signed and exchanged, provided that the construction work has progressed to a stage where the ultimate realization of profit can be reasonably determined and on the basis that the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development. In this regard, the pre-sales of the residential portion of the Cyberport project commenced in early 2003. We have made certain estimates regarding the stage of completion of properties subject to pre-sale, the estimated costs to be incurred to completion, and the estimated total sales and cost of sales in applying the percentage of construction completion method. Significant changes in these estimates may result in material changes to revenue and profits recognized for pre-completion contracts for sales of properties under development.

Useful Lives of Property, Plant and Equipment and Intangible Assets (Other than Goodwill)

We have significant property, plant and equipment and intangible assets (other than goodwill) acquired through the purchases of various subsidiaries. We are required to estimate the useful lives of property, plant and equipment and intangible assets (other than goodwill) in order to ascertain the amount of depreciation and amortization charges for each reporting period. A significant amount of these assets have estimated useful lives that extend beyond 10 years.

The useful lives are estimated at the time of the purchase of these assets after considering future technology changes, business developments and our strategies. We perform an annual review to assess the appropriateness of the estimated useful lives. Such review takes into account any unexpected adverse changes in circumstances or events, including declines in projected operating results, negative industry or economic trends, rapid advancement in technology and significant downturns in our stock price. We extend or shorten the useful lives and/or make impairment provisions according to the results of the review.

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

Current Tax

We make a provision for current tax based on estimated income tax liabilities.  The estimated income tax liabilities are primarily computed based on the tax computations prepared by us.  Nevertheless, from time to time, there are cases of disagreements with the tax authorities of Hong Kong and elsewhere on the tax treatment of items included in the tax computations.  If we consider it probable that these disputes would result in additional tax payments, the most likely amount of the payment will be estimated and adjustments to the tax expenses and tax liabilities will be made accordingly.

Impairment of Assets

At each balance sheet date, we review internal and external sources of information to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

•

Property, plant and equipment;

•

Interests in leasehold land held for own use classified as being held under an operating lease;

•

Intangible assets;

•

Investments in jointly controlled companies and associates; and

•

Goodwill.

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment. An impairment loss is recognized in the income statement whenever the carrying amount of an asset exceeds its recoverable amounts.

The sources utilized to identify indications of impairment are often subjective in nature and require us to use judgment in applying such information to our businesses. Our interpretation of this information has a direct impact on whether an impairment assessment is performed as at any given balance sheet date. Such information is particularly significant as it relates to our telecommunications services and infrastructure businesses in Hong Kong.

If an indication of impairment is identified, such information is further subjected to an exercise that requires us to estimate the recoverable value, representing the greater of the net selling price of such asset or its value-in-use. Depending on our assessment of the overall materiality of the asset under review and complexity of deriving reasonable estimates of the recoverable value, we may perform such assessment utilizing internal resources or we may engage external advisors to counsel us in making this assessment. Regardless of the resources utilized, we are required to make many assumptions to make this assessment, including the utilization of such asset, the cash flows to be generated, appropriate market discount rates and the projected market and regulatory conditions. Changes in any of these assumptions could result in a material change to future estimates of the recoverable value of any asset.

Provisions

We recognize provisions when we have a present legal or constructive obligation arising as a result of a past event, and we believe it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. The recording of provisions requires the application of judgments about the ultimate resolution of these obligations. As a result, provisions are reviewed at each balance sheet date and adjusted to reflect our current best estimate.

Pursuant to the agreement in respect of the Cyberport project, the Hong Kong Government is entitled to receive payments of approximately 65% from the surplus cashflow as stipulated under certain terms and conditions of the agreement arising from the sales of the residential portion of the Cyberport project. Provison for payment to the Hong Kong Government is included as a cost within properties under development.  The provision is based on estimated sales proceeds of the residential portion of the Cyberport project and the estimated development costs of the Cyberport project and forms part of the development costs for the Cyberport project.  In case there are any changes to our estimates of projected future sales proceeds and the development costs, this would impact on the provisions to be made and our profit to be derived from the Cyberport project.

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

Share-based Payment Expenses

We recognize the fair value of share options or shares granted as staff costs in our income statement according to the vesting schedule.  The fair value of the options granted is measured at the grant date using the trinomial option pricing model while the fair value of the shares granted is measured by the quoted market price of our shares at the grant date.  During the vesting period, the number of share options or shares that is expected to vest is reviewed and the cumulative fair value recognized in prior years is adjusted in the income statement for the year of review.

Changes in any assumptions made in measuring and recognizing the fair value of share options or shares granted could have an impact on our share-based payment expenses, which are included in our staff costs.  Factors to be considered include fluctuations in risk-free interest rate, expected volatility of our share price, our dividend policy and our employee turnover.

Derivatives Fair Value

Derivative financial instruments, mainly including instruments used to manage our exposure to fluctuations in interest rates, foreign currencies and prices of investments in equity securities and derivatives embedded in certain contracts, are recorded at fair value. Unrealized gains and losses for those derivatives, which do not qualify for hedge accounting, are recognized immediately in the income statement. Fair values are based on quoted market prices, where possible. If quoted market prices are not available, fair value is determined by using valuation techniques that consider current market and contractual prices for the underlying financial instruments, as well as time value and yield curve or volatility factors underlying the positions.

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

Distinction between Investment Properties and Owner-occupied Properties

We determine whether a property qualifies as investment property, and have developed criteria in making our judgment. Investment property is a property held for rental and/or for capital appreciation. Therefore, we consider whether the property generates cash flows largely independently of the other assets held by us.

Some properties comprise a portion that is held for rental or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes.  If these portions can be sold separately (or leased out separately under a finance lease), our financial statements account for the portions separately. If the portions cannot be sold separately, the property is accounted for as investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. Judgment is applied in determining whether ancillary services are so significant that a property does not qualify as investment property. We consider each property separately in making our judgment.

Held-to-maturity Investments

We follow the guidance of the Hong Kong Accounting Standard, or HKAS, 39 “Financial Instruments:

Recognition and Measurement” on classifying non-derivative financial assets with fixed or determinable payments and fixed maturities as held-to-maturity investments. In making a judgment on classification, we evaluate our intention and ability to hold such investments to maturity.

If we fail to keep these investments to maturity other than for the specific circumstances explained in HKAS 39, we are required to reclassify the entire class of assets as available-for-sale financial assets.  The investments would therefore be measured at fair value but not amortized cost.

Accounting for the Indefeasible Right of Use, or IRU

We acquired an IRU from Reach and its subsidiaries, or the Reach Group, to use certain international undersea cables and determined to recognize it as a transmission plant under “Property, plant and equipment”.  We believe that the period covered by the IRU represents the major part of the economic lives of the underlying assets, and we bear all costs and receive all the benefits from the utilization of the undersea cables.  Accordingly, we believe the risks and rewards incidental to ownership have been transferred to us and have treated the transaction as an acquisition of property, plant and equipment.

Disposal of PCCW Tower

The disposal of PCCW Tower, our headquarters in Hong Kong, was completed on February 7, 2005.  Under the formal property sale and purchase agreement dated December 21, 2004, on completion of the disposal, we, through PCPD, have guaranteed to the purchaser a net monthly rental of approximately HK$13.3 million for a period of 5 years commencing from the date following completion of the disposal.  We consider that the significant risks and rewards associated with the ownership of the property have been transferred to the purchaser as the net potential shortfall in rental to be received by us over the guaranteed net monthly rental payments for the 5-year period, if any, will be insignificant as compared to the total sales proceeds of HK$2,808 million.

Critical Accounting Policies under US GAAP

In addition to the above accounting policies, in connection with the preparation and reconciliation of our consolidated financial statements in accordance with US GAAP, we believe the following additional accounting policies are critical. See “―Differences Between Hong Kong (HK) and United States (US) GAAP.”

Goodwill and Intangible Assets with Indefinite Lives

Statement of Financial Accounting Standards, or SFAS, No. 142 “Goodwill and Other Intangible Assets” requires that goodwill and other indefinite lived intangible assets be tested for impairment at least annually using a two-step approach at the reporting unit level. The first step screens for potential impairment if the fair value of the reporting unit, including goodwill and intangible assets, is less than its carrying value. The determination of fair value of each reporting unit, which requires significant judgment, is generally based on the present value of future cash flows. The second step measures the amount of impairment by comparing the fair values to the book values of the reporting units’ goodwill and intangible assets. The fair value of goodwill is determined based upon the differences between the fair value of the reporting unit and the net of the fair values of the identifiable assets and liabilities of the reporting unit. The fair value of indefinite lived intangible assets is determined based on expected discounted future cash flows. If the fair value of goodwill and other indefinite lived intangible assets are less than their book values, the differences are recorded as impairment charges.

In performing the annual impairment assessments, the determination of fair value of reporting units, identifiable assets and liabilities is a critical element of the process. We may determine such fair values utilizing internal resources or we may engage external advisors to counsel us in making the determinations. Regardless of the resources utilized, we are required to make significant judgments and assumptions on, among others, the use of assets, cash flows to be generated, projected market and regulatory conditions and appropriate market discount rates. Changes in any of these assumptions could result in a material change to estimates of the fair value of goodwill and intangible assets with indefinite lives which would impact the amount of impairment charges recorded.

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

Results of Operations

We describe below our results of operations for the three years ended December 31, 2005, 2004 and 2003.

Basis of Presentation

The financial data presented in the table below has accounted for our 50% interest in Reach under HK GAAP using the equity method of accounting since Reach’s formation in February 2001. In 2004 and 2005, we did not recognize any profit or loss from Reach because we had written down our interest in Reach to zero at the end of 2003. Even though we only hold an effective 38.2% interest of UCITC, we account for UCITC as a consolidated subsidiary because we control UCITC. Our consolidated results include the results of SUNDAY since June 22, 2005.

Consolidated Profit and Loss

	For the year ended December 31,
	2005	2004 (Restated)	2003 (Restated)
	(HK$ million)	(HK$ million)	(HK$ million)
HK GAAP
Turnover	22,499	23,002	22,623
Cost of sales	(10,467)	(10,531)	(8,730)
General and administrative expenses	(8,052)	(8,384)	(9,529)
Other gains, net	626	409	407
Provisions for impairment losses	(52)	(40)	(2,452)
Restructuring costs	―	(51)	(38)
Interest income	533	57	132
Finance costs	(2,234)	(2,018)	(2,293)
Share of results of jointly controlled companies	1	(4)	(907)
Share of results of associates	120	151	64
Impairment losses on interests in jointly controlled companies and associates	(4)	(16)	(4,464)
Profit/(Loss) before taxation	2,970	2,575	(5,187)
Income tax	(1,103)	(999)	(1,140)
Profit/(Loss) for the year	1,867	1,576	(6,327)

Attributable to:
Equity holders of the Company	1,595	1,556	(6,111)
Minority interests	272	20	(216)
Profit/(Loss) for the year	1,867	1,576	(6,327)

Consolidated Results for Year ended December 31, 2005 Compared To Year ended December 31, 2004

The table below sets forth financial data with respect to turnover by business unit and adjusted EBITDA, excluding Reach, for the years ended December 31, 2005 and 2004.

	For the year ended December 31,
	2005	2004 (Restated)	Increase/ (Decrease)
	(HK$ million)	(HK$ million)
Turnover
TSS	15,931	15,334	4%
Business eSolutions	2,454	2,701	(9)%
Infrastructure	5,154	5,863	(12)%
Infrastructure ex-Bel-Air	333	448	(26)%
Bel-Air	4,821	5,415	(11)%
Others	312	372	(16)%
Eliminations	(1,352)	(1,268)	7%
Total Turnover	22,499	23,002	(2)%

Cost of sales	(10,467)	(10,531)	(1)%
Operating expenses	(5,382)	(5,905)	(9)%

Adjusted EBITDA[1]	6,650	6,566	1%

Adjusted EBITDA Margin[1]	30%	29%	1%
____________

   (1)

    Adjusted EBITDA and adjusted EBITDA margin are defined and reconciled to GAAP measures in Appendix A of this section.

Turnover

Total turnover decreased by 2% to HK$22,499 million in 2005 primarily due to a 9% decrease in turnover from Business eSolutions to HK$2,454 million in 2005 from HK$2,701 million in 2004 as a result of delays in the awards of certain major contracts and a 11% decrease in turnover from sales of Bel-Air to HK$4,821 million in 2005 from HK$5,415 million in 2004.  The decrease in turnover from sales of Bel-Air resulted from a change in accounting policy on revenue recognition from percentage of completion basis to full completion basis in accordance with the new HKFRSs. These decreases were largely offset by a 4% increase in turnover of our TSS segment to HK$15,931 million in 2005 from HK$15,334 million in 2004 after consolidating the post-acquisition results of SUNDAY from June 22, 2005.

Telecommunications Services, or TSS

The table below sets forth the unaudited financial data with respect to turnover of TSS for the years ended December 31, 2005 and 2004:

	For the year ended December 31,
	2005	2004 (Restated)	Increase/ (Decrease)
	(HK$ million)	(HK$ million)

Local Telephony Services	4,862	5,410	(10)%
Local Data Services	4,494	4,386	2%
International Telecommunications Services	2,333	2,385	(2)%
Other Services	4,242	3,153	35%
Total Turnover	15,931	15,334	4%

Turnover from TSS increased by 4% to HK$15,931 million in 2005 from HK$15,334 million in 2004 after consolidating the post-acquisition results of SUNDAY from June 22, 2005.  Excluding SUNDAY’s results, TSS turnover remained largely the same at HK$15,333 million.

Local Telephony Services. Local telephony services turnover decreased by 10% to HK$4,862 million in 2005 from HK$5,410 million in 2004. The lower turnover was partly due to the 8% net fixed line loss in 2004 and a 0.1% net fixed line loss in 2005. There are a number of challenging factors that have caused our net fixed line loss. These factors include increasing liberalization of the fixed-line market since 1995, and further full liberalization since the beginning of 2003; competition from other fixed-line operators; and substitution by broadband access lines and wireless telecommunications services.

The Hong Kong Government announced in July 2004 that the Type II interconnection policy for local fixed-line telecommunications services would be phased out in stages by June 30, 2008, at which time interconnection terms between operators would be subject to commercial negotiation.  Since then, certain network operators have leased fewer local access lines from us, resulting in a further decline in local telephony services turnover.

In December 2005, we have entered into long-term service supply agreements with two of the major network operators where interconnection arrangements are set at agreed commercial terms. This follows a similar agreement reached in 2004 with a third major network operator.  In January 2005, OFTA issued a new fixed carrier license to HKTC, moving it from ex-ante to ex-post regulation. We are no longer required to obtain prior approval of tariff revision, but must notify the regulator one day before the changes become effective. Various targeted marketing programmes were launched to retain and win-back fixed line customers. As a result, we gained 50,000 fixed lines in the second half of 2005 on a net basis, compared to a net loss of 53,000 fixed lines in the first half of 2005 and a net loss of 212,000 fixed lines in 2004.

The Hong Kong fixed line market is highly saturated, and, due to the economic downturn in recent years, the total number of direct exchange lines steadily declined by approximately 1-2% each year between 2001 and 2004. For the year of 2005, according to industry statistics provided by OFTA and our estimates, the total number of direct exchange lines increased marginally by 0.3% compared to a reduction of approximately 1% in 2004.  As of December 31, 2005, we operated approximately 2,564,000 direct exchange lines with an overall market share maintained at 68%, the same as 2004, and market shares of 66% in the residential sector and 69% in the business sector. As at December 31, 2004, we had approximately 2,567,000 direct exchange lines with an overall market share of 68% and market shares of 67% in the residential sector and 69% in the business sector. The total number of our residential exchange lines decreased to approximately 1,400,000 as at December 31, 2005 from approximately 1,423,000 as at December 31, 2004, and the total number of our business exchange lines in service increased to approximately 1,164,000 as at December 31, 2005 from approximately 1,144,000  as at December 31, 2004.

Local Data Services. Local data services turnover increased by 2% to HK$4,494 million in 2005 from

HK$4,386 million in 2004. This increase was primarily the result of an increase in turnover from broadband Internet access lines and now TV services.  Total broadband access lines grew by 20% to 953,000 as at December 31, 2005 while now TV subscription base increased by 52% to 549,000. Increases in broadband access lines and now TV services turnover was partially offset by the decline in turnover due to severe pricing pressure in the provision of LAN and WAN corporate networks, and high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers.

International Telecommunications Services. International telecommunications services turnover decreased by 2% to HK$2,333 million in 2005 from HK$2,385 million in 2004. This market continued to be competitive in 2005 with a decrease in retail prices more than offsetting an increase in outgoing IDD minutes of 10% to 1,527 million minutes in 2005 from 1,383 million minutes in 2004.  IPLC bandwidth sold increased by 69% to 10,175 exit Megabits per second, or Mbps, in 2005 compared to 6,020 exit Mbps in 2004. Unit prices of IPLC, IDD and other international data products were lower than those in 2004, which were in line with the global market trend.

Other Services. Other services turnover, including the post-acquisition turnover of SUNDAY from June 22, 2005, increased by 35% to HK$4,242 million in 2005 from HK$3,153 million in 2004. SUNDAY’s post-acquisition turnover was HK$598 million.  Excluding SUNDAY’s post-acquisition turnover, other services turnover increased 16% primarily due to an increase in customer premise equipment sales during the year and increase in turnover from certain international connectivity businesses.

Business eSolutions (including PCCW Solutions, formerly known as UniHub)

Business eSolutions turnover decreased by 9% to HK$2,454 million in 2005 from HK$2,701 million in 2004. This decrease was primarily the result of lower turnover attributable to PCCW Solutions, due mainly to delays in the awards of certain major contracts, which was partially offset by an increase in turnover from retail business broadband.

Infrastructure

Infrastructure turnover decreased by 12% to HK$5,154 million in 2005 from HK$5,863 million in 2004. This decrease was primarily due to a change in accounting policy on revenue recognition of Bel-Air sales.  Turnover from Infrastructure, excluding Bel-Air, decreased by 26% primarily as a result of the disposal of PCCW Tower in February 2005. See “Item 4.B. Business Overview―Infrastructure.”

We recorded turnover from pre-sales of Bel-Air of HK$4,821 million in 2005 compared to HK$5,415 million in 2004. In accordance with the new HKFRSs, we recorded turnover from sales of Bel-Air on a full completion basis in 2005 compared with a partial completion basis in 2004. During 2005, more than 210 luxury apartment units were sold, generating HK$3,551 million of sales proceeds. Construction of Bel-Air commenced in 2002. Phase one was completed in 2004 and the remaining phases are expected to be completed between 2005 and 2008. For further discussions of Cyberport, see “Item 4.B. Business Overview―Infrastructure―Cyberport.”

Others and Eliminations

Turnover from Others primarily included turnover from the Group’s businesses in Taiwan and Japan. We continued to streamline certain non-core businesses, including the gaming business in Japan which we disposed of our 79.72% interest in August 2005. As a result, turnover from Others decreased by 16% to HK$312 million in 2005 from HK$372 million in 2004.

Eliminations increased to HK$1,352 million in 2005 from HK$1,268 million in 2004 and were predominantly related to internal charges for communications services consumed, IT support and computer system network charges, customer support services and rental between our business units.

Cost of Sales

Total costs of sales for the year ended December 31, 2005 decreased marginally to HK$10,467 million from HK$10,531 million for the year ended December 31, 2004. The lower cost of the Cyberport project recognized under the new HKFRSs was partially offset by the higher cost of sales in relation to content for now TV, increased

CPE sales and increased turnover from certain international connectivity businesses. TSS costs of sales also included post-acquisition cost of sales for SUNDAY since June 22, 2005.

General and Administrative Expenses

The table below sets forth unaudited financial data for general and administrative expenses for the years ended December 31, 2005 and 2004:

	For the year ended December 31,
	2005	2004 (Restated)	Increase/ (Decrease)
	(HK$ million)	(HK$ million)
Staff compensation expense	2,677	2,996	(11)%
Repair and maintenance	369	358	3%
Other general and administrative expenses	2,336	2,551	(8)%
General and administrative expenses before depreciation and amortization	5,382	5,905	(9)%
Depreciation and amortization	2,694	2,535	6%
Gain on disposal of property, plant and equipment, investment properties, and interests in leasehold land held for own use under operating leases	(24)	(56)	(57)%
General and administrative expenses	8,052	8,384	(4)%

General and administrative expenses before depreciation and amortization decreased by 9% to HK$5,382 million in 2005 from HK$5,905 million in 2004. This decrease was the result of improvements in corporate overhead efficiency and our streamlining of certain non-core businesses, including the gaming business in Japan.  TSS operating costs increased as a result of post-acquisition expenses from SUNDAY from June 22, 2005.  Staff compensation expense decreased by 11% to HK$2,677 million in 2005 from HK$2,996 million in 2004 due to operating efficiency. As at December 31, 2005, we had approximately 14,108 employees compared to 12,248 employees in 2004. This increase was a result of the addition of SUNDAY’s employees. The majority of these employees work in Hong Kong.  The table below sets forth the number of our employees in each of our principal business segments for 2005 and 2004:

	Year ended December 31,
	2005	2004
TSS(1)	10,467	8,772
Business eSolutions(2)	2,159	2,046
Infrastructure	529	455
Others(3)	953	975
Total	14,108	12,248

Total (excluding part-time/temps)	13,829	11,928

_____________

(1)

TSS includes SUNDAY’s employees.

(2)

Business eSolutions includes ICT services business provided under PCCW Solutions (formerly known as UniHub), retail business broadband and our directories businesses.

(3)

Others primarily includes corporate functions, our business in Taiwan, UK Broadband and Internet services. The 2004 figure includes JALECO employees.

Other general and administrative expenses primarily included rent, rates and utilities; publicity and promotion expenses; professional and consulting fees and subcontracting costs. Other general and administrative expenses decreased by 8% to HK$2,336 million in 2005 from HK$2,551 million in 2004, primarily due to decreases in professional and consulting fees, subcontracting costs and lower publicity and promotion costs.

Adjusted EBITDA

Adjusted EBITDA increased marginally to HK$6,650 million in 2005 from HK$6,566 million in 2004, primarily attributable to the cost savings in corporate overhead, partially offset by a lower contribution from Infrastructure as a result of the change in accounting policy on turnover recognition of Bel-Air, lower contribution from TSS after consolidating the post-acquisition results of SUNDAY and a reduction in Business eSolutions.

Adjusted EBITDA margin increased slightly to approximately 30% for 2005 as compared to 29% in 2004, primarily due to the reasons mentioned above.

Depreciation and Amortization

Depreciation and amortization increased 6% to HK$2,694 million in 2005 compared to HK$2,535 million in 2004.

Net Other Gains

We had net other gains on investments of HK$626 million in 2005 compared to a net gain of HK$409 million in 2004, primarily reflecting:

•

net realized and unrealized fair value gains on derivatives financial instruments of HK$319 million in 2005 compared to zero in 2004; and

•

net realized gains on disposals of other investments, including the sale of JALECO, of HK$264 million in 2005 compared to HK$103 million in 2004.

In 2004, there was a total gain on placement of PCPD shares, net of expenses, and on deemed disposal of interest in subsidiaries of HK$583 million compared to zero in 2005 and a provision for impairment of investments of HK$187 million in 2004 compared to HK$18 million in 2005.

Provisions for Impairment Losses

Provisions for impairment losses increased to HK$52 million in 2005 from HK$40 million in 2004. This amount mainly relates to certain of our property, plant and equipment becoming obsolete or impaired due to technology and market changes. Accordingly, we recognized an impairment loss of approximately HK$50 million in 2005 compared to HK$29 million in 2004.

Restructuring Costs

There were no restructuring costs in 2005 compared to HK$51 million in 2004. The restructuring costs in 2004 mainly represent severance payments due to closing down certain facilities and relocating certain operations to the PRC.

Interest Income and Finance Costs

Interest income increased to HK$533 million in 2005 compared to HK$57 million in 2004 mainly due to the higher average cash balance maintained by us in 2005. Finance costs increased by 11% to HK$2,234 million in 2005 from HK$2,018 million in 2004, primarily due to the interest and premium paid for the early repurchase of the Yen 30,000 million 3.65% guaranteed notes due 2031 and the finance costs incurred by SUNDAY included in the second half of the year. Average cost of debt, calculated as total interest, including financing fees, over average debt outstanding, was 6.7% in 2005 compared to 6.1% in 2004.

Share of Results of Jointly Controlled Companies

Share of profit of jointly controlled companies was HK$1 million in 2005 compared to a share of loss of HK$4 million in 2004. In 2005 and 2004, we did not recognize any profit or loss from Reach because we had written down our interest in Reach to zero at the end of 2003.

Share of Results of Associates

Share of profit of associates decreased to HK$120 million in 2005 from HK$151 million in 2004. This was primarily due to our share of an associate’s realized and unrealized gain on the investment in MobileOne. On October 28, 2005, we disposed of our entire indirect interest in MobileOne at a disposal gain of approximately HK$52 million.

Impairment Losses on Interests in Jointly Controlled Companies and Associates

Impairment losses on interests in jointly controlled companies and associates decreased to HK$4 million in 2005 from HK$16 million in 2004.

Taxation

Our tax charge increased by 10% to HK$1,103 million in 2005 from HK$999 million in 2004 primarily due to the increase in profit before taxation. Our effective tax rate for the year ended December 31, 2005 was 37% compared to 39% in 2004. This rate is higher than the statutory tax rate of 17.5% mainly due to the fact that losses of some companies cannot be offset against profits of other companies for Hong Kong tax purposes and the disallowance of financing costs relating to the financing of non-income-producing assets.

HKTC is in dispute with the IRD regarding the deductibility of certain finance expenses.  The IRD had raised two assessments for part of the disputed finance expenses on April 21, 2005 and February 3, 2006. HKTC lodged an objection to both assessments and successfully obtained a holdover of the tax assessed through the purchase of Tax Reserve Certificates in the amount of HK$308 million.  The estimated impact on our tax expense of the dispute may amount to HK$322 million up to December 31, 2005.  Based on the information available to us to date, HKTC has made a provision in 2005 based on the best estimate of the amount that may ultimately be required to settle the dispute. Our directors consider that the impact of any unprovided amounts which may materialize is immaterial.

Minority Interests

Profit attributable to minority interests was HK$272 million in 2005 primarily representing the net profit attributable to the minority shareholders of PCPD. The profit attributable to minority interests of HK$20 million in 2004 was net of the share of loss from our Japan and Taiwan businesses.

Profit Attributable to Equity Holders of the Company

Profit attributable to equity holders of the Company for the year was HK$1,595 million in 2005 compared to HK$1,556 million in 2004.

Consolidated Results for Year ended December 31, 2004 Compared To Year ended December 31, 2003

The table below sets forth financial data with respect to turnover by business unit and adjusted EBITDA, excluding Reach, for the years ended December 31, 2004 and 2003.

	For the year ended December 31,
	2004 (Restated)	2003 (Restated)	Increase/ (Decrease)
	(HK$ million)	(HK$ million)
Turnover
TSS	15,334	16,646	(8)%
Business eSolutions	2,701	2,326	16%
Infrastructure	5,863	4,600	27%
Infrastructure ex-Bel-Air	448	489	(8)%
Bel-Air	5,415	4,111	32%
Others	372	425	(12)%
Eliminations	(1,268)	(1,374)	(8)%
Total Turnover	23,002	22,623	2%

Cost of sales	(10,531)	(8,730)	21%
Operating expenses	(5,905)	(6,502)	(9)%

Adjusted EBITDA	6,566	7,391	(11)%

Adjusted EBITDA Margin	29%	33%	(4)%

Turnover

Total turnover increased by 2% to HK$23,002 million in 2004 primarily due to a 32% increase in turnover from sales of Bel-Air to HK$5,415 million and a 16% increase in turnover of our Business eSolutions segment to HK$2,701 million. This was largely offset by a 8% decrease in turnover of our TSS segment to HK$15,334 million and a 12% decrease in turnover of our Others segment to HK$372 million.

Telecommunications Services, or TSS

The table below sets forth the unaudited financial data with respect to turnover of TSS for the years ended December 31, 2004 and 2003:

	For the year ended December 31,
	2004 (Restated)	2003 (Restated)	Increase/ (Decrease)
	(HK$ million)	(HK$ million)

Local Telephony Services	5,410	6,098	(11)%
Local Data Services	4,386	4,396	0%
International Telecommunications Services	2,385	2,970	(20)%
Other Services	3,153	3,182	(1)%
Total Turnover	15,334	16,646	(8)%

Turnover from TSS decreased by 8% to HK$15,334 million in 2004 from HK$16,646 million in 2003. The decrease was primarily due to the continuing competition in the Hong Kong telecommunications market and the significant downward pricing pressure for international telecommunications services.

Local Telephony Services. Local telephony services turnover decreased by 11% to HK$5,410 million in 2004 from HK$6,098 million in 2003. This primarily reflected a reduction in the overall number of direct exchange lines in service we operate and lower interconnection fee turnover due to a rate reduction determined by OFTA which became effective in October 2003.

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

Local Data Services. Local data services turnover decreased slightly to HK$4,386 million in 2004 from HK$4,396 million in 2003. This decrease was primarily due to severe pricing pressure in the provision of LAN and WAN corporate networks, and high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers. This decrease was partially offset by an increase in turnover from broadband Internet access services and now TV services. Total broadband access lines grew by 13% to 796,000, and now TV services installed reached 361,000 as at December 31, 2004 from 147,000 services as at December 31, 2003.

International Telecommunications Services. International telecommunications services turnover decreased by 20% to HK$2,385 million in 2004 from HK$2,970 million in 2003. The international telecommunications markets for both voice and data services continued to be intensely competitive in 2004, with a decrease in retail prices more than offsetting increased traffic volumes. Retail outgoing IDD minutes increased 13% to 1,383 million minutes in 2004 from 1,226 million minutes in 2003. IPLC bandwidth sold increased by 278% to 6,020 exit Mbps in 2004 compared to 1,592 exit Mbps in 2003. Unit prices of IPLC, IDD and other international data products were lower than those in 2003, which were in line with the global market trend. Delivery fee revenue also dropped due to a rate reduction as determined by OFTA effective June 2004.

Other Services. Other services turnover decreased by 1% to HK$3,153 million in 2004 from HK$3,182 million in 2003. This was mainly due to a decline in customer premise equipment sales revenue which was partially offset by an increase in technical consultancy and network operation outsourcing services revenue generated by Cascade.

Business eSolutions (including UniHub)

The table below sets out the financial performance of Business eSolutions for the years ended December 31, 2004 and 2003:

	For the year ended December 31,
	2004	2003	Increase/ (Decrease)
	(HK$ million)	(HK$ million)

UniHub business	1,865	1,525	22%
Retail business broadband	547	530	3%
Directories business	289	271	7%
Total Turnover	2,701	2,326	16%

Business eSolutions turnover increased by 16% to HK$2,701 million in 2004 from HK$2,326 million in 2003, primarily due to turnover attributable to the UniHub business, including the business from UCITC, our subsidiary co-owned with China Telecom established in 2003. Turnover from our retail business broadband and directories businesses also increased by 3% and 7%, respectively.

Infrastructure

Infrastructure turnover increased by 27% to HK$5,863 million in 2004 from HK$4,600 million in 2003. The significant increase in Infrastructure turnover primarily reflected sales of Bel-Air and higher average sales prices due to a more favorable property market condition. In May 2004, we sold to DFG the property assets and related businesses of our Infrastructure division in exchange for a controlling interest in DFG, which we renamed Pacific Century Premium Developments Limited. See “Item 4. B. Business Overview―Infrastructure.”

We recorded turnover from pre-sales of Bel-Air of HK$5,415 million in 2004 compared to HK$4,111 million in 2003, based on the percentage of completion method. During 2004, more than 560 residential units were pre-sold, generating US$1.15 billion of sales proceeds. Construction of Bel-Air commenced in 2002. Phase one was completed in 2004 and the remaining phases are expected to be completed between 2005 and 2008. For further discussions of Cyberport, see “Item 4. B. Business Overview―Infrastructure―Cyberport.”

Others and Eliminations

Turnover from Others primarily included turnover from the Group’s businesses in Taiwan and Japan. We continued to streamline certain loss-making businesses including the gaming business in Japan. Thus, turnover from Others decreased by 12% to HK$372 million in 2004.

Eliminations decreased to HK$1,268 million in 2004 from HK$1,374 million in 2003 and were predominantly related to internal charges for communications services consumed, IT support and computer system network charges, customer support services and rental between our business units.

Cost of Sales

Total costs of sales for the year ended December 31, 2004 increased by 21% to HK$10,531 million from HK$8,730 million for the year ended December 31, 2003 due to an increase in the cost of properties sold in connection with the Cyberport project, an increase in cost of sales in relation to UniHub business in the PRC, including the subsidiary co-owned with China Telecom, and an increase in marketing and customer acquisition costs of new products and services, such as now TV and NGFL services. Certain construction and establishment costs of the Cyberport project previously capitalized were recognized as costs of sales during the year reflecting sales of Bel-Air.

General and Administrative Expenses

The table below sets forth unaudited financial data for general and administrative expenses for the years ended December 31, 2004 and 2003:

	For the year ended December 31,
	2004 (Restated)	2003 (Restated)	Increase/ (Decrease)
	(HK$ million)	(HK$ million)
Staff compensation expense	2,996	3,203	(6%)
Repair and maintenance	358	423	(15%)
Other general and administrative expenses	2,551	2,876	(11%)
General and administrative expenses before depreciation and amortization	5,905	6,502	(9%)
Depreciation and amortization	2,535	2,882	(12%)
(Gain)/Loss on disposal of property, plant and equipment, investment properties, and interests in leasehold land held for own use under operating leases	(56)	145	NA
General and administrative expenses	8,384	9,529	(12%)

General and administrative expenses before depreciation and amortization decreased by 9% to HK$5,905 million in 2004 from HK$6,502 million in 2003 by streamlining certain loss making businesses, including the gaming business in Japan, improving corporate overhead efficiency and overall productivity level, and restructuring our defined benefit schemes. We recognized development costs for our wireless broadband network business in the U.K., which offset a portion of the savings in total general and administrative expenses.

Staff compensation expense decreased by 6% to HK$2,996 million in 2004 from HK$3,203 million in 2003 due to restructuring our defined benefit schemes and a slight decrease in the number of employees.

The table below sets forth the number of our employees in each of our principal business segments for 2004 and 2003:

	Year ended December 31,
	2004	2003
TSS	8,772	8,897
Business eSolutions(1)	2,046	2,229
Infrastructure	455	365
Others(2)	975	1,019
Total	12,248	12,510

Total (excluding part-time/temps)	11,928	12,013

_____________

(1)

Business eSolutions includes IT business provided under UniHub, retail business broadband and our directories businesses.

(2)

Others primarily includes corporate functions, our business in Taiwan, JALECO, UK Broadband and Internet services.

Other general and administrative expenses primarily included rent, rates and utilities; publicity and promotion expenses; professional and consulting fees and subcontracting costs. Other general and administrative expenses decreased by 11% to HK$2,551 million in 2004 from HK$2,876 million in 2003, primarily due to decreases in professional and consulting fees, subcontracting costs, lower data processing charges and fewer bad debts.

Adjusted EBITDA

Adjusted EBITDA decreased by approximately 11% to HK$6,566 million in 2004 from HK$7,391 million in 2003, primarily attributable to the lower adjusted EBITDA contribution from TSS, partially offset by a more significant contribution from Infrastructure as a result of sales of Bel-Air and a reduction in adjusted EBITDA loss from our business in Japan and from cost savings in corporate overhead.

Adjusted EBITDA margin decreased to approximately 29% for 2004 as compared to 33% in 2003, primarily due to a lower TSS adjusted EBITDA margin as a result of the change in business mix and the marketing and customer acquisition costs in relation to the new products and services incurred in 2004. The decrease in TSS margin was partially offset by a higher margin contribution from sales of Bel-Air in 2004 as compared to 2003.

Depreciation and Amortization

Depreciation and amortization decreased by 12% to HK$2,535 million in 2004 compared to HK$2,882 million in 2003.

Net Other Gains

We had net other gains of HK$409 million in 2004 compared to a net gain of HK$407 million in 2003, primarily reflecting:

•

gain on placement of PCPD shares, net of expenses, of HK$524 million and gain on deemed disposal of interest in subsidiaries of HK$59 million in 2004 compared to zero in 2003; and

•

a provision for impairment of investments of HK$187 million in 2004 compared to HK$258 million in 2003.

In 2003, there was a gain on termination and amendment of the terms of cross currency swap contracts of HK$532 million, but no similar gain in 2004.

Provisions for Impairment Losses

Provisions for impairment losses decreased to HK$40 million in 2004 from HK$2,452 million in 2003. Provisions of HK$40 million made in 2004 were primarily due to a write off of obsolete network assets of HK$29 million and goodwill of certain of our subsidiaries of HK$11 million. In 2003, provisions of HK$2,452 million were made primarily to reflect technology developments and market changes that affected our businesses. Accordingly, an impairment loss on fixed network assets of HK$1,155 million was recognized in 2003. In addition, an impairment loss of HK$742 million and other assets of HK$151 million was recognized from JALECO and certain legacy businesses in 2003.

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

Interest Income and Finance Costs

Interest income decreased to HK$57 million in 2004 from HK$132 million in 2003. Finance costs decreased 12% to HK$2,018 million in 2004 from HK$2,293 million in 2003, in line with the 10% decrease in our net debt. In 2003, we moved the majority of debt from floating to fixed rates. As at December 31, 2004, weighted average maturity was about six years. As a result, average cost of debt, calculated as total interest, including financing fees, over average debt outstanding, increased to 6.1% in 2004 from 5.6% in 2003. The balance also included arrangement fees and facility fees expensed of approximately HK$154 million in 2004 compared with HK$246 million in 2003 incurred in respect of our bank loans and other long-term borrowings.

Share of Results of Jointly Controlled Companies

Share of loss of jointly controlled companies was HK$4 million in 2004 compared to a share of loss of HK$907 million in 2003. In 2004, we did not recognize any profit or loss from Reach because we had written down our interest in Reach to zero at the end of 2003 compared with our share of loss after tax of HK$845 million in 2003.

Share of Results of Associates

Share of profit of associates increased to HK$151 million in 2004 from HK$64 million in 2003. This was primarily due to the profit from our investment in MobileOne.

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

Taxation

Our tax charge decreased by 12% to HK$999 million in 2004 compared to HK$1,140 million in 2003. This decrease was primarily due to over provision of profits tax and reversal of deferred tax. Our effective tax rate for the year ended December 31, 2004 was 38%, excluding the provisions for impairment losses and the impairment losses on interests in jointly controlled companies and associates. Under the current tax system in Hong Kong, there is no group loss relief on Hong Kong and overseas operating losses. Furthermore, our financing costs, to the extent that they are attributable to the acquisition of HKT and other companies, are not tax deductible.

Minority Interests

Profit attributable to minority interests was HK$20 million in 2004 compared with a loss attributable to minority interests of HK$216 million in 2003. The profit in 2004 was primarily due to profits from PCPD.

Profit/(Loss) Attributable to Equity Holders of the Company

Profit attributable to equity holders of the Company for the year was HK$1,556 million in 2004 compared to a loss of HK$6,111 million in 2003 primarily due to the significant asset and investment impairment losses recorded and operating loss picked up from Reach in the previous year.

Highlights of Reach

	Year ended December 31,
	2004			2003
	(HK$ million)	(US$ million)	(US$ million)	(HK$ million)	(US$ million)	(US$ million)
	(HK GAAP) (Unaudited)	(HK GAAP) (Unaudited)	(US GAAP) (Unaudited)	(HK GAAP) (Unaudited)	(HK GAAP) (Unaudited)	(US GAAP) (Unaudited)

Turnover	6,300	808	808	7,036	902	902
PCCW’s 50% share of (loss)/profit before tax, excluding impairment	―	―	NA	(821)	(105)	NA

In February 2001, we formed Reach, a 50:50 venture between Telstra and us, which merged the respective international infrastructure assets of both shareholders. Reach provides wholesale voice, data and Internet connectivity services in the Asia-Pacific region. We contributed the international wholesale business to Reach at cost.

During 2003, we performed an impairment assessment of our interests in Reach and, as a result, made a decision to make a full provision for impairment of our entire interest in Reach and a loss of HK$4,159 million was recognized in 2003. Accordingly, our total interest in Reach, including the amounts paid by us under the Capacity Prepayment Agreement, was written down to zero as at December 31, 2003.

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

On April 15, 2003, Reach entered into an agreement with its lenders to amend the terms of the Reach Term Facility. On June 17, 2004, we and Telstra agreed to purchase from the syndicate of banks the entire outstanding portion of US$1,200 million of the debt under the Reach Term Facility for approximately US$311 million (approximately HK$2,425 million) and we purchased 50% of this debt for approximately US$155.45 million (approximately HK$1,213 million) on June 18, 2004. Also, on June 17, 2004, we and Telstra agreed to provide Reach with the Reach Working Capital Facility, with each of us contributing up to US$25 million (approximately HK$195 million) to this facility. On April 16, 2005, we agreed with Telstra and Reach on a new operating model under which Reach would operate as an outsourcer of telecommunications network services for our group and the

Telstra Group. For further details on the new operating model for Reach, see “―Transactions with Related Parties.”

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

Liquidity and Capital Resources

The following table presents a summary of significant cash flows for the years ended December 31, 2003, 2004 and 2005.

	For the year ended December 31,
	2005	2004 (Restated)	2003 (Restated)
	(HK$ million)	(HK$ million)	(HK$ million)
Net cash inflow from operating activities	4,639	5,103	4,110
Net cash outflow from investing activities	(49)	(718)	(1,969)
Net cash inflow/(outflow) from financing activities	1,615	(6,445)	(4,496)
Capital expenditure (1)	4,068	1,972	1,958

______________

(1)

Capital expenditure refers to additions to property, plant and equipment, investment properties and interests in leasehold land held for own use under operating leases.

Our net cash inflow from operating activities decreased to HK$4,639 million in 2005 from HK$5,103 million in 2004. The decrease in net cash inflow from operating activities was primarily due to an increase in the proceeds from the pre-sales of Bel-Air that were retained in specific bank accounts and restricted in use and an increase in tax paid for the year.

Our net cash inflow from operating activities increased to HK$5,103 million in 2004 from HK$4,110 million in 2003. Our operating profit before changes in working capital decreased to HK$6,418 million in 2004 from HK$7,367 million in 2003. The increase in net cash inflow from operating activities was primarily due to an allocation of HK$920 million from surplus proceeds from the pre-sales of Bel-Air that were previously retained in specific bank accounts and restricted in use.

Net cash outflow from investing activities decreased to HK$49 million in 2005 from HK$718 million in 2004.  The decrease in net cash outflow from investing activities was primarily due to the net effect of:

•

an increase in the proceeds from disposal of property, plant and equipment, interests in leasehold land held for own use under operating leases and investment properties;

•

an increase in purchases of property, plant and equipment; and

•

net cash outflow from acquisition of subsidiaries, including the acquisition of SUNDAY.

Net cash outflow from investing activities decreased to HK$718 million in 2004 from HK$1,969 million in 2003. The decrease in net cash outflow from investing activities was primarily due to the proceeds from partial disposal of interest in our subsidiaries amounting to HK$1,728 million in 2004.

We had a net cash inflow from financing activities of HK$1,615 million in 2005 compared with an outflow of HK$6,445 million in 2004.  Net cash inflow from financing activities in 2005 was primarily affected by:

•

Proceeds from the subscription for our shares by CNC;

•

Issuance of the US$500 million 5.25% guaranteed notes due 2015;

•

Drawdown under long term revolving credit facilities;

•

Redemption of the US$54 million Telstra mandatory convertible note and the US$1,100 million convertible bonds due 2005;

•

Repurchase and cancellation of the Yen 30,000 million 3.65% guaranteed notes due 2031; and

•

Repayment of loans due to Huawei by SUNDAY of HK$860 million, together with accrued interest, fees and early repayment charges of HK$14 million.

Net cash outflow from financing activities increased to HK$6,445 million in 2004 from HK$4,496 million in 2003.  Our net cash flows from financing activities in 2004 were primarily affected by the repayment in 2004 of certain term loans totaling HK$4,983 million, including a HK$750 million term loan, the outstanding balance of RMB1,220 million under the RMB1,300 million loan facility and the five-year term loan facility of HK$3,003 million established in March 2003.

Debt Financing

We continued to deleverage and slightly reduced our short-term borrowings and long-term liabilities to HK$29,357 million as at December 31, 2005 from HK$29,492 million as at December 31, 2004. During 2005, we repaid a significant amount of debt including the US$54 million Telstra mandatory convertible note, the Yen 30,000 million guaranteed notes and the US$1,100 million convertible bonds. We also provided financial resources to SUNDAY to enable it to prepay the loans, together with accrued interest, fees and early repayment charges, outstanding under its facility agreement with Huawei in the aggregate amount of approximately HK$874 million.  In addition, we arranged for the issue of performance bonds to the Hong Kong Government in replacement of the then existing performance bonds of SUNDAY in an aggregate amount of approximately HK$211 million.

Our major borrowings include the following:

On December 5, 2000, PCCW Capital Limited, a direct wholly owned subsidiary of PCCW, issued convertible bonds due 2005 in the principal amount of US$1,100 million (approximately HK$8,580 million). They are convertible into ordinary shares of PCCW at US$4.9804 per share (after adjustments in connection with the share placement in July 2003) subject to adjustments at any time on or after January 5, 2001 and up to November 21, 2005 and bear interest at 3.5% per annum, payable annually in arrears. The bonds were fully redeemed on December 5, 2005.

On February 7, 2001, PCCW issued a mandatory convertible note due 2007 in the principal amount of US$750 million (approximately HK$5,850 million) to Telstra as part of our strategic alliance with Telstra. We redeemed this note on June 28, 2002 using the proceeds from the disposal of our remaining 40% interest in RWC to Telstra and the issue of a US$190 million (approximately HK$1,482 million) 5% mandatory convertible note due 2005. On April 15, 2003, we partially redeemed US$143 million (approximately HK$1,115 million) of the US$190 million convertible note and issued an amended 5% mandatory convertible note in the principal amount of approximately US$54 million (approximately HK$421 million) due 2005 to Telstra. The note was fully redeemed on June 30, 2005.

On October 26, 2001, Profit Century Finance Limited, an indirect wholly owned subsidiary of PCCW, completed the placement of Yen 30,000 million 3.65% guaranteed notes due 2031. The Yen notes were redeemable at the option of Profit Century Finance Limited on any interest payment date falling on or after October 27, 2006. The Yen notes are unconditionally and irrevocably guaranteed by HKTC. Profit Century Finance Limited repurchased and cancelled in full the Yen notes on June 30, 2005.

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

On January 29, 2002, PCCW Capital No. 2 Limited, an indirect wholly owned subsidiary of PCCW, issued US$450 million 1% guaranteed convertible bonds due 2007, which are unconditionally and irrevocably guaranteed on a joint and several basis by PCCW and HKTC. The convertible bonds due 2007 are convertible, at the option of their holders, up to and including January 15, 2007 into ordinary shares of PCCW at a conversion price of HK$13.5836 per share (after adjustments in connection with the share placement in July 2003) and with a fixed exchange rate on conversion of US$1.00 = HK$7.80.

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

On July 20, 2005, PCCW-HKT Capital No.3 Limited, a direct wholly owned subsidiary of HKTC, issued US$500 million 5.25% guaranteed notes due 2015. The notes due 2015 are unconditionally and irrevocably guaranteed by HKTC. The proceeds were used for general corporate purposes of HKTC.

As at April 30, 2006, HKTC had a total of HK$10,800 million committed long-term revolving credit facilities of which HK$3,400 million remained undrawn.

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

Interest rate and exchange rate exposure is continuously monitored and, if appropriate, financial instruments will be utilized to manage the risk. In the normal course of business, we use interest rate swaps, cross currency swaps, forward rate agreements, forward contracts, interest rate options and other financial instruments to manage our exposure to foreign exchange rates and interest rate fluctuations. We do not hold any trading or speculative positions. Also, these instruments are not used to create liquidity, capital resources or other benefits.

We expect that our principal liquidity requirements for 2006 will include our expected capital expenditure and cash to prepay indebtedness. We expect to fund our liquidity requirements primarily through cash flow from operations and through borrowings as opportunities to do so arise. Other than as described in “―Off-Balance Sheet Arrangements”, we have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or capital expenditure.

As at December 31, 2005, we had HK$9,679 million in cash and cash equivalents and committed unutilized short-term and long-term revolving credit facilities of approximately HK$5,079 million. A significant portion of our cash and cash equivalent is held in Hong Kong dollars and US dollars. For all of the three long-term revolving credit facilities that in the aggregate constituted approximately 85.0% of our committed unutilized revolving credit facilities as at December 31, 2005, we can make a drawdown from time to time provided that certain representations and warranties are true and accurate in all material respects on the date of the drawdown. The drawdown is also conditional on there being no occurrence of certain events including a default, disruption in the Hong Kong interbank market and material adverse changes in the business, assets, financial condition or trading position of HKTC and its subsidiaries that would reasonably be expected to affect HKTC’s ability to perform its payment obligations under these facilities. Our short-term committed facilities are subject to similar conditions.

On March 27, 2006, we set aside sums totalling approximately US$544 million (approximately HK$4,243 million) and HK$106 million in our bank accounts for the purpose of defeasing our remaining outstanding debts or liabilities existing as at the date of the capital reduction, principally being the aggregate amount of principal, accrued interest and redemption premium payable on maturity of the US$450 million 1% guaranteed convertible bonds due 2007.

As at December 31, 2005, we had short-term borrowings of HK$6,500 million, representing bank loans which were interest bearing.

As at December 31, 2005, we had an aggregate amount of HK$22,857 million outstanding in long-term liabilities including long-term borrowings and convertible bonds. Contractual rates of interest for long-term borrowings and convertible bonds were within a range from 1% to 8% per annum.

Set forth below are the aggregate amounts, as at December 31, 2005, of our future cash payment obligations under our long-term borrowings.

2005
Long-Term Borrowings	(HK$ million)
Repayable within a period
―over five years	18,885
18,885

In addition to these long-term borrowings, we had outstanding as at December 31, 2005, convertible bonds with the principal amounts of US$450 million maturing in 2007.

Our borrowing requirements are not subject to seasonality.

At December 31, 2005, assets with an aggregate value of HK$62 million were pledged to secure loan facilities utilized by our subsidiaries. In addition, certain investments, with an aggregate value of HK$178 million were placed as collateral in relation to certain equity-linked transactions we entered into.

Contingent Liabilities

As at December 31, 2005, we had contingent liabilities in the aggregate amount of HK$437 million. These mainly included performance guarantees in the amount of HK$403 million, guarantees in lieu of a cash deposit in the amount of HK$5 million and an advance payment guarantee in the amount of HK$10 million.  Details of our contingent liabilities are disclosed in note 42 to our consolidated financial statements.

Contractual Obligations and Commercial Commitments

The following table summarizes contractual obligations as at December 31, 2005.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(HK$ million)
Long-term borrowings	18,885	—	―	―	18,885
Convertible note and bonds	4,165	—	4,165	―	―
3G license fee	1,057	—	130	171	756
Operating leases	1,010	518	317	92	83
Capital commitments	2,920	1,048	1,812	60	―
Other commitments	1,489	515	682	99	193
Total contractual cash obligations	29,526	2,081	7,106	422	19,917

On October 13, 2000, HKTC entered into agreements with Reach Networks relating to the supply of domestic connectivity services in Hong Kong by HKTC to Reach Networks and international connectivity services between Hong Kong and other countries by Reach Networks to HKTC. Pursuant to the original terms of the International Services Agreement, for the first five years of operation subsequent to the formation of Reach in February 2001, HKTC was required to acquire 90%, 90%, 80%, 70% and 60% per annum, respectively, of our total annual purchases of international connectivity services, including international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from Reach Networks. The agreement for domestic connectivity services contemplates a reciprocal arrangement, whereby HKTC will provide local connectivity services to Reach Networks under similar terms and conditions. These agreements were subsequently amended on January 31, 2001 and further amended on April 15, 2003 such that we and Telstra agreed to purchase 90% per annum of our and Telstra’s respective international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from the Reach Group until repayment of the Reach Term Facility on December 31, 2010 or earlier, at rates benchmarked at least annually to prevailing market prices. The above obligation remained in force notwithstanding the purchase of the entire outstanding portion of the debt under the Reach Term Facility by Telstra and us in June 2004 as stated in “―Transactions with Related Parties.” Reach Networks similarly had to acquire 90% per annum of its local connectivity services in Hong Kong from HKTC under the amended agreement for domestic connectivity services for the same period. As part of the arrangements relating to the establishment of a new operating model for Reach as described in “―Transactions with Related Parties”, the International Services Agreement was terminated pursuant to the Reach Network Services Agreement, and our obligations under the Capacity Prepayment Agreement have been satisfied under the Reach Debt and Asset Restructure Deed.

Our other commercial commitments, comprised entirely of guarantees, consisted of the following as at December 31, 2005:

	Amount of commitment expiration by period
Other commercial commitments	Total amounts committed	Less than 1 year	1-3 years	4-5 years	After 5 years
	(HK$ million)
Guarantees	437	82	41	303	11

Capital Expenditure Commitments

Our capital expenditure1 of HK$4,068 million for the year ended December 31, 2005 consisted principally of investments in the local network to meet increased broadband demand, expansion of the core broadband network, IP-VPN technology and technology for the delivery of new Internet services to businesses and consumers.

Our material commitments for capital expenditure as at December 31, 2005 were approximately HK$5,190 million. These commitments related primarily to the continuing construction of the Cyberport project. Other commitments include planned property construction and additions to fixed assets, primarily in our telecommunications business.

As at December 31, 2005, we had invested approximately HK$4,428 million in the Cyberport project. Marketing and pre-sales of Bel-Air commenced in early 2003. The cash flow generated from pre-sales of Bel-Air are being used to cover existing and part of the future development costs of the Cyberport project. We may have to provide additional funding if such proceeds are not sufficient. The amount of additional funding required may be significant and will depend on a variety of factors including, for example, the timing of pre-sales and sales of the residential units, the demand for and pricing of these residential units and overall costs of, and expenditures relating to, the Cyberport project.

In addition to our ongoing core network expansion, capital expenditure in 2006 will include overseas network projects and other new products and services, including capital expenditure related to our Internet access services in the U.K. PCCW will determine investments using criteria such as internal rate of return, net present value or payback period depending on the type of business.

Based on our working capital projection, which has taken into account our available banking and other borrowing facilities at December 31, 2005, we believe that we have adequate working capital to meet our current requirements.

___________

(1)

    Capital expenditure refers to additions to property, plant and equipment, investment properties and interests in leasehold land held for own use under operating leases.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

During the year, we had the following significant transactions with related companies:

	For the year ended December 31,
	2005	2004	2003
	(HK$ million)
Convertible bond interest paid or payable to Pacific Century Group Holdings Limited	276	293	293
Capital injection to a jointly controlled company	―	―	117
Telecommunications service fees, rental charges, facility management services and subcontracting charges received or receivable from a jointly controlled company	135	135	221
System integration charges received or receivable from a shareholder of a PRC subsidiary	404	387	59
Telecommunications service fees and system integration charges received or receivable from a substantial shareholder	34	―	―
Telecommunications services fees, outsourcing fees and rental charges paid or payable to a jointly controlled company	765	905	1,086
Telecommunications service fees paid or payable to a substantial shareholder	14	―	―
Key management compensation	164	170	148

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

Reach has been operating under extremely difficult market conditions, largely brought about by slower-than-expected growth in the demand for cross-border connectivity services, intense competition and excess capacity. As a result, in recent years, we and Telstra have made various agreements to provide financial assistance to Reach.

Amendment of the US$1,500 Million Syndicated Term Loan Facility in 2003. On April 15, 2003, Reach and its lenders amended the terms of Reach’s US$1,500 million (approximately HK$11,700 million) syndicated term loan facility, or the Reach Term Facility, effective April 25, 2003. The key elements of the amendments were:

•

Rescheduling of the principal amount outstanding so that, instead of being repayable in three installments in February 2004, 2006 and 2008, respectively, it was repayable in a single payment on December 31, 2010;

•

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

•

Interest on the remaining loan would be at the London inter-bank offered rate, or LIBOR, plus 250 basis points, with a step up from January 1, 2008 to 350 basis points unless the balance of the loans has been reduced to less than US$900 million (approximately HK$7,020 million);

•

Removal of all financial ratio covenants;

•

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

•

Certain subsidiaries of Reach were required to provide security to the lenders under the amended loan facility. The amended loan facility will remain non-recourse for us and Telstra.

Refinancing arrangement in 2004. On June 17, 2004, we and Telstra agreed to purchase the entire outstanding portion of US$1,200 million (approximately HK$9,360 million) of the debt under the Reach Term Facility for approximately US$311 million (approximately HK$2,425 million) in consideration for, among other things, the complete release of all of the obligations of the Reach Group and certain related parties of the Reach Group, by the lenders under the facility. We and Telstra paid equal proportions of approximately US$155.45 million (approximately HK$1,213 million) to purchase this debt on June 18, 2004. The Reach Term Facility will be repayable in full by Reach on December 31, 2010. The interest payable under this facility will be LIBOR plus 250 basis points. The interest payable on the purchased debt was suspended for six months after June 18, 2004 and agreed to be LIBOR plus 250 basis points following such period. While the consideration paid by us for the purchase of the Reach Term Facility was approximately US$155.45 million,

Reach’s indebtedness to us with respect to that debt, referred to herein as the PCCW Shareholder Loan, remained at approximately US$600 million which, with interest outstanding, amounted to US$608 million as at March 18, 2005.

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

Capacity Prepayment Agreement. On April 15, 2003, we, HKTC and Telstra entered into the Capacity Prepayment Agreement with Reach and certain of its subsidiaries in accordance with the terms of existing connectivity agreements with Reach Networks and to each make a payment of US$143 million (approximately HK$1,115 million) (in aggregate US$286 million (approximately HK$2,231 million)) for the pre-purchase of capacity to be used in the future. The payments (which will be compounded to reflect the time value of money) are to be applied against the cost of the services and capacity supplied to Telstra and us by the Reach Group as and when the Reach Group has available surplus cash in accordance with a prescribed formula. Because it was uncertain when, if ever, Reach would have available surplus cash in accordance with such prescribed formula, we fully wrote off this asset in 2003. This agreement was amended and restated on June 17, 2004 in connection with the purchase of the outstanding debt under the Reach Term Facility by Telstra and us. As at March 31, 2005, an amount of US$143 million plus interest outstanding of US$12 million was due by the Reach Group to us under the Capacity Prepayment Agreement.

Establishment of a new operating model for Reach and restructuring of Reach’s debt in 2005. On April 16, 2005, we agreed with Telstra and Reach on a new operating model under which Reach would operate as an outsourcer of telecommunications network services for our group and the Telstra Group.

To implement this new operating model, a capacity allocation agreement, or the Capacity Allocation Agreement, was entered into by us, PCCW Global (Singapore) Pte. Ltd. (formerly known as PCCW Communications (Singapore) Pte Ltd), or PCCW Global (Singapore), our indirect wholly owned subsidiary, Telstra and Reach Global Networks Limited, or Reach Global, a wholly owned subsidiary of Reach. Pursuant to the Capacity Allocation Agreement, PCCW Global (Singapore) and Telstra each agreed to acquire indefeasible rights to use the Reach Group’s international undersea cable capacity. Each of PCCW Global (Singapore) and Telstra paid Reach Global US$157 million for such capacity, which in our case, was settled by way of set-off against the equivalent amount outstanding under the PCCW Shareholder Loan, and not by way of new cash injections.

PCCW Global (Singapore) and Telstra also agreed to each assume one half of Reach’s committed payments in order to support growth in their own retail services. PCCW Global (Singapore)’s share of these payments over the 17-year period from March 2005 to 2022 is expected to be approximately US$106 million. PCCW Global (Singapore) paid US$9 million to Reach in 2005 for its share of this payment.  PCCW Global (Singapore) and Telstra will only assume any additional future payments if it is approved by both PCCW Global (Singapore) and Telstra. The obligations of PCCW Global (Singapore) under the Capacity Allocation Agreement are guaranteed by us.

Certain members of our group, the Telstra Group and the Reach Group also entered into a debt and asset restructure deed, or the Reach Debt and Asset Restructure Deed, whereby the consideration of US$157 million payable by each of PCCW Global (Singapore) and Telstra under the Capacity Allocation Agreement was set-off against, in our case, the equivalent amount outstanding under PCCW Shareholder Loan. In addition, interest of US$6 million due by Reach to our group was waived, and US$290 million of the remaining balance of the PCCW Shareholder Loan and the amount owed by Reach of US$155 million under the Capacity Prepayment Agreement was capitalized by way of the issue of shares in Reach to Pacific Century Cable Holdings Limited, or PCCHL, our wholly owned subsidiary and holder of our interest in Reach since Reach’s formation. After the issue of Reach shares, PCCHL continues to hold 50% of the issued share capital of Reach. Following the set-off and capitalization referred to above, Reach’s aggregate indebtedness to us was reduced to US$155 million. Our group and Telstra jointly have charges over Reach’s assets in relation to this outstanding amount and Telstra’s outstanding amount.

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

As part of the arrangements relating to the establishment of the new operating model for Reach, the International Services Agreement was terminated pursuant to the provisions of the Reach Network Services Agreement, and our obligations under the Capacity Prepayment Agreement have been satisfied under the Reach Debt and Asset Restructure Deed. For risks related to Reach, see “Item 3.D. Risk Factors―We will be susceptible to risks associated with Reach, Ltd., or Reach, our primary international connectivity services provider.”

Impact of Inflation/Deflation

Hong Kong experienced an economic downturn and asset deflation over the course of several years prior to mid-2004. Since then, the economy has moved into a period of growth with low inflation. We do not believe that the general inflationary environment in Hong Kong has had or will have any material impact on our business. The annual deflation rate in Hong Kong was approximately 1.9% for the year ended December 31, 2003, with an annual inflation rate of 0.2% and 1.8% for the years ended December 31, 2004 and 2005, respectively.

Seasonality

Our results of operations are not materially affected by seasonal variations in demand for our services.

Market Risk

Market risk composed of both foreign currency exposure and interest rate exposure deriving from our operation and funding activities. As a matter of policy, we continue to manage market risks that are directly related to our operations and financing by using tools like currency forwards, interest rate and currency swaps, forward rate agreements, options and other financial instruments. Every transaction corresponds to an underlying asset or liability for the purpose of limiting our exposures to market risks that give rise to changes in the market value of the financial instrument. Therefore, in general, expenses or revenues from these instruments will only arise when we terminate these transactions early or we amend the terms of the transactions. Early termination and amendments to the terms of the transaction would typically occur when there are changes in the underlying assets or liabilities or in our risk management strategy. None of these transactions qualify for hedge accounting under HK GAAP and US GAAP. All derivative transactions are only used to manage market risk exposures, and we do not hold any trading or speculative positions.

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

For a discussion on governmental economic, fiscal, monetary or political policies or factors that affected, or could materially affect our operations or investments by U.S. shareholders, see “Item 3. Key Information―Risk Factors”, “Item 4.B. Business Overview”, “Item 5. Operating and Financial Review and Prospects” and “Item 10. Additional Information.”

Differences Between Hong Kong (HK) and United States (US) GAAP

Our primary financial statements have been prepared in accordance with HK GAAP, which differ in certain significant respects from US GAAP. These differences are set out in note 48 to our consolidated financial statements along with a reconciliation to US GAAP of our net income/(loss) for 2003, 2004 and 2005, and a reconciliation of our shareholders’ equity/(deficit) as at December 31, 2004 and 2005.

Under US GAAP, net (loss)/income for 2003, 2004 and 2005 would have been HK$(7,559) million, HK$(15,667) million and HK$(166) million, respectively, as compared with HK$(6,111) million, HK$1,556 million and HK$1,595 million under HK GAAP.

Under US GAAP, shareholders’ equity as at December 31, 2004 and 2005 would have been HK$55,979 million and HK$62,535 million, respectively, as compared with total equity of HK$(5,700) million and HK$2,732 million as reported under HK GAAP.

The most significant differences that have affected our net loss and shareholders’ deficit under US GAAP are described below. These and other less significant differences, are more fully described in note 48 to our consolidated financial statements.

Accounting for goodwill

Prior to January 1, 2005, under HK GAAP as specified in SSAP 30 “Business combinations” issued by the HKICPA, any goodwill arising from transactions completed from January 1, 2001 onwards was capitalized and amortized on a straight-line basis over its estimated useful life. The amortization charge for each period was recognized as an expense. Generally, goodwill was tested for impairment whenever there were indications that impairment may exist. However, goodwill that was taken initially to reserves arising on transactions prior to January 1, 2001 which was not restated as an asset on adoption of SSAP 30 in 2001 was required to be tested for impairment annually. Goodwill which was amortized over a period exceeding 20 years was also required to be tested for impairment annually. An impairment loss was recognized in the income statement whenever the carrying amount of a cash generating unit to which goodwill belonged exceeded its recoverable amount, which was defined as the higher of net selling price and value-in-use, estimated at each balance sheet date.

Upon the adoption of HKFRS 3 “Business Combinations” and HKAS 36 “Impairment of Assets” on January 1, 2005, goodwill is no longer amortized but is required to be tested for impairment at least annually in accordance with the provisions of HKAS 36.  Also, goodwill which had previously been taken directly to reserves arising on consolidation for acquisitions occurring before January 1, 2001 will not be recognized in the income statement on disposal or impairment of the acquired business, or under any other circumstances.  The new accounting policy under HK GAAP has been applied prospectively from January 1, 2005 with no restatement in prior periods.

Under US GAAP as specified in SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill and goodwill included in the carrying value of equity method investments are required to be tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process. The first step screens for potential impairment of goodwill if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value.

Accounting for identifiable intangible assets

Under HK GAAP, acquired identifiable intangible assets have been limited to those assets that can be identified, controlled and for which the existence of future economic benefits can be determined. In the event the criteria cannot be met, identifiable intangibles acquired in a business combination are required to be classified as a component of goodwill. Identifiable intangible assets are amortized over their expected future economic lives.

Under US GAAP, acquired identifiable intangible assets are required to be determined separately from goodwill based on their fair value as at the acquisition date. SFAS No. 141 “Business Combinations” adds new and specific criteria that must be applied to determine whether an intangible asset should be recognized apart from goodwill. In particular, an intangible asset which is acquired in a business combination should be recognized as an asset apart from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. SFAS No. 141 specifically excludes assembled workforce acquired in a business combination from recognition apart from goodwill.

In addition, SFAS No. 142 requires intangible assets with indefinite useful lives be tested for impairment in accordance with SFAS No. 144 “Accounting for Impairment or Disposal of Long-Lived Assets”, while intangible assets with finite useful lives be amortized over their useful lives which are no longer limited to 40 years.

Under HK GAAP, intangible assets are required to be tested for impairment when there are indications that impairment may exist. Impairment loss on intangible assets is recognized based on the excess, if any, of the carrying value of the intangible assets over the recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use.

Under US GAAP, SFAS No. 144 requires that intangible assets with finite useful lives be tested for impairment if events or changes in circumstances indicate that the asset might be impaired, using the prescribed two-step process. The first step is a recoverability test which screens for potential impairment of an asset based on whether the undiscounted sum of estimated future cash flows from an asset is less than its carrying value. The second step measures the amount of impairment, if any, by comparing the fair value of the asset to its carrying value.

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

Investments in marketable equity securities

Under HK GAAP, prior to January 1, 2005, investments in marketable equity securities were classified as either investment securities or other investments. Investment securities were included in the balance sheet at cost less any provisions for impairment. Provisions, if any, were reversed to the income statement when the circumstances and events that led to the provision ceased to exist. Other investments were carried at fair value in the balance sheet and any unrealized holding gain or loss was recognized in the income statement.

Upon the adoption of HKAS 39 “Financial Instruments: Recognition and Measurement” on January 1, 2005, investments in marketable equity securities are classified as either available-for-sale financial assets or trading securities.  Available-for-sale financial assets are carried at fair value and changes in fair value are recognized in the available-for-sale financial assets reserve under equity, unless there is objective evidence that an individual investment has been impaired.  Trading securities are carried at fair value and recorded as financial assets at fair value through profit or loss, with any unrealized holding gains or losses arising from the changes in fair value being recognized in the income statement in the period in which they arise.  The change in accounting policy under HK GAAP was adopted by way of an adjustment to the opening balance of deficit as at January 1, 2005 with no restatement of prior periods' financial statements.

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

Employee stock option schemes

Prior to January 1, 2005, we followed the prevailing practice in Hong Kong that no accounting entry was made on grant of share options to employees.

Upon the adoption of HKFRS 2 “Share-based Payment” on January 1, 2005, we recognize the fair value of share options as an expense in the income statement according to the vesting schedule, with a corresponding increase recognized in the employee share-based compensation reserve under equity. The fair value of options granted is measured at the grant date using the trinomial option pricing model, taking into account the terms and conditions upon which the options were granted. Share options granted before November 7, 2002 or granted after November 7, 2002 but vested on or before December 31, 2004 are not expensed as they are not subject to the requirements of HKFRS 2 under the transitional provisions. This new accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly.

Under US GAAP, compensation expense for share options is recognized at the date of grant and amortized over the vesting period. In accordance with the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation―Transition and Disclosure―an amendment of FASB Statement No. 123”, we have selected only the disclosure provisions related to employee stock options and follow the recognition and measurement provisions of Accounting Principles Board, or APB, Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for share options granted to employees. Accordingly, the amount of compensation expense is determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant and is amortized over the vesting period of the option concerned.

During 2002, we cancelled and reissued certain staff options that had the effect of re-pricing the previously outstanding options. Under US GAAP, variable option accounting was applied for these options and the difference between the intrinsic value of the new share options granted and the intrinsic value of the old share options was calculated and amortized to income, requiring remeasurement at each reporting date.

Share award schemes

We have established two employee share incentive award schemes in 2002 under which selected employees are awarded shares at no cost to the employees. Directors of PCCW Limited are not eligible to participate in either scheme. The shares are either newly issued at par value under the Subscription Scheme or are purchased from the open market under the Purchase Scheme. Compensation expense for shares awarded under the Subscription Scheme or the Purchase Scheme is recognized at the date of grant and amortized over the respective vesting period.

Under HK GAAP, prior to January 1, 2005, the amount of compensation expense was measured by the issue price of the shares for newly issued shares which was the par value of the shares or the purchase price for shares purchased from the market.

Upon the adoption of HKFRS 2 on January 1, 2005, we recognize the fair value of awarded shares under the Subscription Scheme as an expense in the income statement, with a corresponding increase recognized in the employee share-based compensation reserve under equity. The fair value of awarded shares under the Subscription Scheme is measured by the quoted market price of the shares at grant date and is charged to the income statement over the respective vesting period. Shares awarded under the Subscription Scheme before November 7, 2002 or awarded after November 7, 2002 but vested on or before December 31, 2004 are not expensed as they are not subject to the requirements of HKFRS 2 under the transitional provisions. This new accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly.

Under US GAAP, the amount of compensation expense is measured by the quoted market price of the shares at the measurement date less the amount, if any, that the employee is required to pay. The measurement date is not changed from the grant or award date to a later date solely by provisions that termination of employment reduces the number of shares that may be issued to an employee.

Shares granted by principal shareholder

Under HK GAAP, prior to January 1, 2005, shares granted by the principal shareholder to our employees were not recognized in the financial statements.

Upon the adoption of HKFRS 2 on January 1, 2005, we recognize the fair value of such shares granted by the principal shareholder as an expense in the income statement over the respective vesting period, with a corresponding increase recognized in the employee share-based compensation reserve under equity. The fair value of the shares granted by the principal shareholder is measured by the quoted market price of the shares at grant date. Shares granted before November 7, 2002 or granted after November 7, 2002 but vested on or before December 31, 2004 are not expensed as they are not subject to the requirements of HKFRS 2 under the transitional provisions. This new accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly.

Under US GAAP, shares granted by the principal shareholder to our employees are accounted for as shareholder’s contribution for the purpose of enhancing or maintaining the value of the shareholder’s investment. The contribution is measured by the quoted market price of the shares at the date of grant and is charged to the income statement as a compensation expense when the shares become vested.

Investment properties

Under HK GAAP, investment properties are stated on the basis of appraised values and depreciation is not provided.  Prior to January 1, 2005, changes arising on the appraised values were recognized directly in the property revaluation reserve.  Upon the adoption of HKAS 40 “Investment Property”, all changes in the fair value of investment properties are recognized directly in the income statement in accordance with the fair value model in HKAS 40.

Under US GAAP, investment properties not held for resale are stated at historical cost less accumulated depreciation.

Revenue recognition

Recognition of up-front fees

Under HK GAAP, prior to January 1, 2005, revenues were recognized when services were provided, including up-front fees received for installation of equipment and activation of customer service, among others.

Upon the retrospective adoption of HKAS 18 “Revenue” on January 1, 2005, up-front fees received for installation of equipment and activation of customer service are deferred and recognized over the expected customer relationship period of 12 years, which is estimated based on the expected stabilized churn rate.

Staff Accounting Bulletin, or SAB, No. 104 “Revenue Recognition” issued by the SEC, applicable to financial statements prepared in accordance with US GAAP, requires, in certain cases, non-refundable up-front fees for services to be deferred and recognized over the longer of the contractual period or the expected customer relationship.  Under US GAAP, we have adopted SAB No. 104 on a prospective basis from 2000.  In addition, prior to January 1, 2005, we amortized these up-front fees over periods of 20 years.

In 2005, we performed a review to reassess the expected customer relationship period upon the adoption of HKAS 18.  The reassessment has resulted in a change in the expected customer relationship period from 20 years to

12 years and we consider this to be a change in accounting estimate under US GAAP and have therefore accounted for the change prospectively from January 1, 2005.

Revenue arising from pre-sales of properties under development

Under HK GAAP, prior to January 1, 2005, revenue arising from the pre-sales of properties under development was recognized on the percentage of construction completion method.

Upon the adoption of HK-Int 3 “Revenue – Pre-completion Contracts for the Sale of Development Properties” on January 1, 2005, revenue arising from the pre-completion contracts for the sale of properties under development entered into on or after January 1, 2005 is recognized when the property is completed.

Under US GAAP, revenue arising from such contracts is accounted for using percentage of completion method.

Non-employee stock options

Under HK GAAP, prior to January 1, 2005, share options issued for the provision of goods and services were not recognized in our financial statements.

Upon the adoption of HKFRS 2 on January 1, 2005, since the share options were issued before November 7, 2002, they are not subject to the requirements of HKFRS 2 under the relevant transitional provisions and therefore the share options are not recognized in our financial statements.

Under US GAAP, the fair value of the share options granted is recorded to reflect these transactions on a similar basis as if such goods or services had been paid for in cash.

Onerous contracts

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

Deferred taxes

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

In general, deferred taxes under HK GAAP and US GAAP are similar. However, as a result of the corresponding deferred tax effect for the GAAP differences mentioned elsewhere in this section such as intangible assets, there are differences in the deferred tax recognized under HK GAAP and US GAAP.

Retirement scheme costs

Under HK GAAP of HKAS 19 “Employee Benefits”, whenever a settlement or curtailment occurs, a gain or loss from settlement or curtailment, which comprises the resulting change in the present value of the defined benefit obligation and the fair value of scheme assets and any related unrecognized actuarial gains or losses, is recognized in the income statement. When a settlement or curtailment relates to only some of employees covered by the retirement scheme, the gain or loss includes a proportionate share of the unrecognized actuarial gain or loss based on the basis of the defined benefit obligation before and after the settlement or curtailment.

US GAAP requires that retirement scheme costs be recorded in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” which recognizes in each accounting period the cost of providing retirement benefits earned by employees in that period. We adopted SFAS No. 87 on May 25, 2000 (i.e., the date of our acquisition of HKT in 2000) for US GAAP purposes.

SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” addresses an employer’s accounting for a settlement or a curtailment of its benefit pension scheme. The statement requires the employer to recognize a gain or loss in the income statement, the unrecognized net gain or loss plus any remaining unrecognized net assets or liabilities when a scheme obligation is settled. When a curtailment occurs, the unrecognized prior service cost associated with years of service no longer expected to be rendered shall be recognized as a loss.

The accounting for retirement scheme costs is substantially the same under both HK GAAP and US GAAP. However, GAAP reconciling adjustments still arise due to the difference in adoption dates of the applicable accounting standards under HK GAAP and US GAAP.

In conjunction with the acquisition of HKT, we assumed sponsorship of HKT’s defined benefit schemes.

Derivative instruments

Under HK GAAP, prior to January 1, 2005, there were no specific accounting standards governing the accounting for derivative instruments. As a result, we adopted the following accounting policies under HK GAAP:

•

Derivative financial instruments were not recognized in the financial statements;

•

Premiums received or paid on written or purchased equity options were amortized over the terms of the options;

•

Premiums received or paid on early termination or amendments of contract terms of the derivative financial instruments and any unamortized balance of premiums received or paid on terminated or amended derivative financial instruments were recognized in the income statement in the year of termination or amendment;

•

Interest income or expenses arising from interest rate swap contracts were netted off against the related interest income or expenses applicable to the on-balance sheet items.

Upon the adoption of HKAS 39 as from January 1, 2005, all derivative financial instruments entered into by us are stated at fair value.  Changes in fair value are recognized in the income statement as they arise, except where the derivatives qualify for hedge accounting, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged.  The change in accounting policy under HK GAAP was adopted by way of an adjustment to the opening balance of deficit as at January 1, 2005 with no restatement of prior periods' financial statements.

Under US GAAP, we adopt SFAS No. 133 “Accounting for Derivative Instruments and Hedge Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, which requires all financial instruments and derivatives to be recognized on the balance sheet at fair value. The accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as a hedging relationship. The gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognized currently in the income statement. The gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument shall be reported as a component of other comprehensive income and reclassified into the income statement in the same period during which the hedged forecasted transaction affects the income statement. The gain or loss on a derivative instrument not qualifying for hedge accounting should be recognized in the income statement. The accounting treatment of derivative instruments became the same under HK GAAP and US GAAP from January 1, 2005 onwards.

In 2002, we entered into certain equity swap contracts in relation to certain of our investments in equity securities which had been classified as other investments and trading securities in the financial statements under HK GAAP and US GAAP respectively. Each of these equity swap contracts comprises a debt instrument (the host contract) and embedded derivatives that are indexed to the prices of the equity investments.

Prior to January 1, 2005, there were no specific accounting standards governing equity swap contracts under HK GAAP. The transactions were considered a combination of a forward sale of the trading securities and a call option held by the counterparty. The premium received from writing the call options was amortized over the term of the contracts. Upon the adoption of HKAS 39 on January 1, 2005, the debt instrument is carried at amortized cost while the embedded derivatives are bifurcated from the host contract and are separately accounted for in the financial statements at their fair market value at each balance sheet date.  The accounting treatment became the same under both HK GAAP and US GAAP from January 1, 2005 onwards.

Disposal of PCCW Tower

Our disposal of PCCW Tower was completed on February 7, 2005 and the cash consideration of HK$2,808 million has been fully received.  Subsequent to the completion, we continue to act as the property manager and leasing agent of PCCW Tower.  In addition, we have guaranteed to the purchaser a net monthly rental of approximately HK$13.3 million for a 5-year period commencing from February 8, 2005.

Under HK GAAP, the criteria for revenue recognition have been met as the significant risks and rewards associated with the ownership of PCCW Tower have been transferred to the purchaser upon the completion of this disposal and therefore the transaction was recorded as a disposal of assets in our consolidated financial statements.

Under US GAAP, any of our continuing involvement in PCCW Tower such as the rental guarantee arrangement precludes the derecognition of PCCW Tower at completion until the expiry of the guarantee period.  Accordingly, the transaction, during the guarantee period, is accounted for under the financing model as set out below:

•

PCCW Tower continues to be carried at cost less accumulated depreciation and impairment losses, while the cash consideration received is accounted for as financing received from the purchaser and would be carried at amortized cost;

•

The annual guaranteed payment represents the repayment of financing to the purchaser which include both interest and principal repayment.  Interest cost would be imputed using PCPD’s incremental borrowing rate and charged to the income statement while the principal repayment would be deducted from the carrying value of the loan; and

•

Rental income and related cost of services are recognized as our turnover and cost of sales.

Equity pick up of results of Reach

Under HK GAAP, we did not recognize the losses of Reach for the year ended December 31, 2004 as the original investment in Reach and previous unsecured advances to Reach had been fully written off in 2003. Since the additional loan to Reach of approximately US$155.45 million (approximately HK$1,213 million) resulting from the purchase of the loan from the syndicate of banks in 2004 was fully secured, no further equity pick up of the losses of Reach by us is allowed under HK GAAP. While Reach reported a profit in 2005, we cannot resume picking up Reach’s results as our share of Reach’s current year profit is smaller than the previously unrecognized loss of Reach under HK GAAP.

Under US GAAP, regardless of whether the loan receivable from Reach is secured or not, recognition of our share of the losses of Reach is required in 2004.  In 2005, we are required to pick up Reach’s profit as there were no previously unrecognized losses.

Convertible bonds

Under HK GAAP, prior to January 1, 2005, convertible bonds issued were stated at amortized cost (including transaction costs), with any difference between the cost and redemption value being recognized in the income statement over the period of the convertible bonds on a straight-line basis.

Upon the retrospective adoption of HKAS 32 “Financial Instruments: Disclosure and Presentation” on January 1, 2005, convertible bonds issued, that are convertible into a fixed number of our shares, is accounted for as a compound financial instrument and accordingly, the proceeds are bifurcated into their liability and equity components at initial recognition.  The liability component is subsequently carried at amortized cost (including transaction costs) using the effective interest method, while the equity component is recognized in the convertible note and bonds reserve until the bond is either converted (in which case it is transferred to share premium) or the bond is redeemed (in which case it is released directly to retained profits).

Under US GAAP, conventional convertible debt is usually recognized entirely as liability, unless there is a beneficial conversion feature.  The convertible debts issued by us are denominated in US dollars and convertible into our ordinary shares denominated in Hong Kong dollars using a fixed exchange rate.  We believe that the conversion feature is effectively indexed to our own stock as the exchange rate movement between Hong Kong dollars and US dollars since the issuance of the convertible debt is insignificant due to the pegging of the Hong Kong dollar to the US dollar.

Acquisition of SUNDAY

We acquired approximately 59.87% interest in SUNDAY for a total cash consideration of approximately HK$1,164 million on June 22, 2005, and as a result, SUNDAY became our non-wholly owned subsidiary.  The acquisition was accounted for as a business combination in accordance with HKFRS 3.  Under HK GAAP, minority interest of SUNDAY at acquisition is stated at the minority’s share of the fair value of the acquired identifiable assets, liabilities and contingent liabilities.  The excess of the cost of acquisition over the fair value of our share of identifiable net assets acquired is recorded as goodwill.  We subsequently increased our interest in SUNDAY and held approximately 79.35% of SUNDAY as at December 31, 2005.  No fair value exercise is performed for subsequent increase in non-controlling interest in SUNDAY because HKFRS 3 allows a step-up to fair values only at the date control is gained.

Under US GAAP, minority interest is stated at pre-acquisition carrying value of identifiable assets and liabilities acquired and only our incremental share of identifiable assets and liabilities of SUNDAY acquired are adjusted to the fair value at the date of acquisition.  Subsequent increase in non-controlling interest in SUNDAY is accounted for using the purchase method.

Accounting for the IRU

We acquired an IRU from the Reach Group to use certain international undersea cable capacity on April 16, 2005.  Under HK GAAP, as the risks and rewards incidental to ownership of the undersea cables have been transferred to us, we have recorded the transaction as an acquisition of property, plant and equipment and have depreciated it over its estimated economic useful life of approximately 10.4 years.

Under US GAAP, the IRU is accounted for as a capital lease. The impact arising from the difference in accounting treatment under the HK GAAP and US GAAP is insignificant to our consolidated financial statements.

Presentation of minority interests

Under HK GAAP, prior to January 1, 2005, minority interests in our results for the year were separately presented in the income statement as a deduction of profit or loss after tax before determining our net profit or loss attributable to shareholders (i.e. our equity holders).

Upon the adoption of HKAS 1 on January 1, 2005, minority interests are required to be included in the determination of our net profit or loss and total equity.  This new presentation has been applied retrospectively and comparative amounts have been restated accordingly.

Under US GAAP, minority interests are deducted in the determination of our net income or loss and excluded from our total equity.

Loss on extinguishment of debts

In prior years, we have applied hedge accounting under US GAAP to account for a derivative financial instrument, which was designated and qualified as a fair value hedge, and its underlying hedged debt instrument.  Accordingly, the carrying value of the underlying hedged debt instrument was adjusted by the fair value gain or loss of the derivative financial instrument attributable to the hedged risk.  In 2002, we ceased applying hedge accounting to the derivative financial instrument as the hedging relationship failed to meet the hedge effectiveness requirement of SFAS No. 133.  The adjustment of the carrying value of the hedged debt instrument was then amortized to earnings over the remaining term of the debt instrument in accordance with SFAS No. 133.  Upon the repurchase and cancellation of the underlying debt instrument in 2005, we have recognized an additional loss on extinguishment of debt amounting to approximately HK$228 million under US GAAP representing the unamortized amount of the adjustment to the carrying value of the debt instrument.

Under HK GAAP, no hedge accounting was applied to the derivative financial instrument and accordingly, no loss on extinguishment of the debt instrument was recognized in 2005 under HK GAAP.

Recent HK GAAP Accounting Pronouncements

The HKICPA has issued the following amendments, new standards and interpretations with the respective effective dates as indicated below:

Effective for accounting periods Beginning on or after
HKFRS 6 Exploration for and Evaluation of Mineral Resources	January 1, 2006
HKFRS-Int 4 Determining whether an Arrangement contains a Lease	January 1, 2006
HKFRS-Int 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	January 1, 2006
HK(IFRIC)-Int 6 Liabilities arising from participating in a specific market – Waste electrical and electronic equipment	December 1, 2005
Amendments to HKAS 19 Employee benefits – Actuarial Gains and Losses, Group Plans and Disclosures	January 1, 2006
Amendments to HKAS 39 Financial Instruments: Recognition and Measurement: – Cash Flow Hedge Accounting of Forecast Intragroup Transactions – The Fair Value Option – Financial Guarantee Contracts	January 1, 2006 January 1, 2006 January 1, 2006

Amendments, as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005, to:
– HKAS 1    Presentation of Financial Statements
– HKAS 27  Consolidated and Separate Financial Statements
– HKFRS 3  Business Combinations

January 1, 2006 January 1, 2006 January 1, 2006
HKFRS 7 Financial Instruments: Disclosures	January 1, 2007
Amendment to HKAS 1 Presentation of Financial Statements – Capital Disclosures	January 1, 2007

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 came into effect on December 1, 2005 and would be applicable to our consolidated financial statements starting from the period beginning January 1, 2006.

The adoption of HKFRS 6, HKFRS-Int 5 and HK(IFRIC)-Int 6, and the amendments to HKAS 1, HKAS 27 and HKFRS 3 made as a result of the Hong Kong Companies (Amendment) Ordinance 2005 are not applicable to any of our operations.

For the rest of the amendments, new standards and new interpretations as set out below, we are in the process of making an assessment of the potential impact but are not yet in a position to state whether these amendments, new standards and new interpretations would have a significant impact on our results of operations and financial position.

•

HKFRS-Int 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement.  It requires an assessment of whether (i) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (ii) the arrangement conveys a right to use the asset.

•

HKAS 19 (Amendment) — Actuarial Gains and Losses, Group Plans and Disclosures provides the option of an alternative recognition approach for actuarial gains and losses.  It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting.  It also adds new disclosure requirements.

•

HKAS 39 (Amendment) — Cash Flow Hedge Accounting of Forecast Intragroup Transactions allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that (i) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (ii) the foreign currency risk will affect consolidated profit or loss.

•

HKAS 39 (Amendment) — The Fair Value Option changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category.

•

HKAS 39 (Amendment) — Financial Guarantee Contracts requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value, and subsequently measured at the higher of (i) the unamortized balance of the related fees received and deferred, and (ii) the expenditure required to settle the commitment at the balance sheet date.

•

HKFRS 7 introduces new disclosures to improve the information about financial instruments.  It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk.  It replaces HKAS 30 “Disclosures in the Financial Statements of Banks and Similar Financial Institutions”, and the disclosure requirements in HKAS 32.

•

HKAS 1 (Amendment) — Capital Disclosures introduces disclosures about the level of an entity’s capital and how it manages capital.

Recent US GAAP Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 151 “Inventory Costs — an amendment of ARB No. 43, Chapter 4”.  SFAS No. 151 amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges.  In addition, SFAS No. 151 requires that the allocation of fixed production overhead costs to the costs of conversion be based on the normal capacity of the production facilities.  SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  We do not expect that the adoption of SFAS No. 151 will have a material impact on our results of operations, financial position and cash flows.

In December 2004, the FASB issued SFAS No. 153 “Exchange of Non-monetary Assets — an amendment of APB Opinion No. 29”. APB Opinion No. 29 “Accounting for Non-monetary Transactions” requires non-monetary exchanges of assets to be recorded at fair value, except for exchanges of similar productive assets, which can be recorded on a carryover basis.  SFAS No. 153 amends APB Opinion No. 29 to eliminate the current exception and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS No. 153 is effective for non-monetary asset exchanges that take place in fiscal periods beginning after June 15, 2005.  We do not expect that the adoption of SFAS No. 153 will have a material impact on our results of operations, financial position and cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payment”, or SFAS No. 123(R).  SFAS No. 123(R) replaces SFAS No. 123 “Accounting for Stock-Based Compensation”, supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees” and amends SFAS No. 95 “Statement of Cash Flows”.  SFAS No. 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values.  The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award.  Excess tax benefits are to be recognized as an addition to paid-in-capital and reflected as financing cash inflows in the statement of cash flows.  For public entities that do not file as small business issuers, SFAS No. 123(R) is effective for all awards granted after June 15, 2005, and to awards modified, repurchased, or cancelled after that date.  In April 2005, the SEC extended the implementation date for SFAS No. 123(R) to the beginning of the next fiscal year after June 15, 2005.  We will adopt the modified prospective application transition method under the transition provisions of SFAS No. 123(R) to new and existing plans as of January 1, 2006.  The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods.  We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and expect to increase stock-based compensation expenses which will decrease net income or increase net losses.

In March 2005, the SEC issued SAB No. 107 “Share Based Payment” which offers guidance on SFAS No. 123(R).  SAB No. 107 was issued to assist preparers by simplifying some of the implementation challenges of SFAS No. 123(R) while enhancing the information that investors receive.  SAB No. 107 creates a framework that is premised on two overarching themes: (i) considerable judgement will be required by preparers to successfully implement SFAS No. 123(R), specifically when valuing employee stock options; and (ii) reasonable individuals, acting in good faith, may reach different conclusions on the fair value of employee stock options.  Key topics covered by SAB No. 107 include valuation models, expected volatility and expected term.  We will adopt SAB No. 107 concurrently with the adoption of SFAS No. 123(R) with effect from January 1, 2006.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3”.  SFAS No. 154 replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for, and reporting of, a change in accounting principle.  APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in net income for the period of the change.  SFAS No. 154 requires the retrospective application to prior periods’ financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  It also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle.  SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal periods beginning after December 15, 2005.  The adoption of SFAS No. 154 will only affect us when we implement changes in accounting principles that are addressed by the standard or correct accounting errors in future periods.

In June 2005, the Emerging Issues Task Force, or EITF, reached a consensus on EITF Issue No. 05-6 “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination”, or EITF 05-6.  EITF 05-6 requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the shorter of the useful life of the asset or the lease term that includes renewals that are reasonably assured at the date of the business combination or purchase.  EITF 05-6 is effective for reporting periods beginning after June 29, 2005, and is applicable only to leasehold improvements that are purchased or acquired in reporting periods beginning after the effective date. We do not expect that the adoption of EITF 05-6 will have a material impact on our results of operations, financial position and cash flows.

In July 2005, the FASB issued FASB Staff Position No. APB 18-1 “Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity

Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence”, or FSP APB 18-1.  FSP APB 18-1 requires that if an investor loses significant influence over an investee, the investor’s proportionate share of the investee’s equity adjustments for other comprehensive income should be offset against the carrying value of the investment at the time significant influence is lost by the investor.  FSP APB 18-1 is effective as of the first reporting period beginning after July 12, 2005.  We do not expect that the adoption of FSP APB 18-1 will have a material impact on our results of operations, financial position and cash flows.

In October 2005, the FASB issued FASB Staff Position No. FAS 13-1 “Accounting for Rental Costs Incurred During a Construction Period”, or FSP FAS 13-1, which requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense.  FSP FAS 13-1 is effective for fiscal periods beginning after December 15, 2005.  We do not expect that the adoption of FSP FAS 13-1 will have a material impact on our results of operations, financial position and cash flows.

In November 2005, the FASB issued FASB Staff Position Nos. FAS 115-1 and FAS 124-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, or FSP FAS 115-1 and FAS 124-1, which effectively nullify the requirements of EITF Issue No. 03-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, or EITF 03-1.  FSP FAS 115-1 and FAS 124-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss.  Additionally, FSP FAS 115-1 and FAS 124-1 provides accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.  FSP FAS 115-1 and FAS 124-1 is effective for fiscal periods beginning after December 15, 2005.  We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and have not yet completed that assessment.

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140”.  SFAS No. 155 amends SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis.  SFAS No. 155 also amends SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and have not yet completed that assessment.

In March 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140”.  SFAS No. 156 amends SFAS No. 140 and prescribes the situations for recognition of a servicing asset or servicing liability separately.  It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if applicable, and permits them to be subsequently measured using amortization method or fair value measurement method.  SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006.  We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and have not yet completed that assessment.

Appendix A

Reconciliation of Non-GAAP Figures to Equivalent GAAP Figures

For improved clarity, we are providing definitions of non-GAAP measures and reconciliations of non-GAAP measures to the appropriate GAAP measures.

Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is defined as earnings before interest income, finance costs, income tax, depreciation and amortization, while adjusted EBITDA represents earnings before interest income, finance costs, income tax, depreciation, amortization, gain or loss on disposal of property, plant and equipment, investment properties and interests in leasehold land held for own use under operating leases, net other gains, provisions for impairment losses, restructuring costs, impairment losses on interests in jointly controlled companies and associates, and our share of results of jointly controlled companies and associates.  Adjusted EBITDA margin is adjusted EBITDA as a percentage of turnover.

We believe that adjusted EBITDA and adjusted EBITDA margin are relevant and useful financial measures used by management, in combination with other financial measures, to measure our operating profit and evaluate our operating performance.  In computing these measures, we exclude interest income, finance costs, income tax, non-cash related expenses and other non-recurring items that are largely related to corporate level activities, and therefore these measures present the level of cash generated by our core business.  In consideration of the capital intensive nature of our business, adjusted EBITDA is a useful supplement to net profit in understanding cash flows generated from operations that are available for payment of income taxes, debt service and committed payments.

In addition, investors and analysts have mostly regarded adjusted EBITDA and adjusted EBITDA margin as key and widely recognized measures for evaluating the operating financial performance of companies, particularly in the telecommunications industry.

The computation of our adjusted EBITDA and adjusted EBITDA margin may not be comparable to similarly titled measures of other companies.  Adjusted EBITDA and adjusted EBITDA margin are not measures of operating performance or cash flow from operations under HK GAAP or US GAAP and should not be considered an alternative to net profit as an indication of our financial performance, or as an alternative to cash flow from operating activities as a measure of our liquidity.

Adjusted EBITDA is reconciled to the most directly comparable GAAP measures, i.e. net profit and cash flows from operating activities respectively, as follows:

Reconciliation of adjusted EBITDA figures to profit/(loss) attributable to equity holders of the Company for the year

	2005	2004 (Restated)	2003 (Restated)
	(HK$ million)	(HK$ million)	(HK$ million)

Adjusted EBITDA	6,650	6,566	7,391

Depreciation of property, plant and equipment	(2,543)	(2,357)	(2,655)
Amortization of intangible assets	(135)	(97)	(132)
Amortization of goodwill	—	(63)	(82)
Amortization of land lease premium	(16)	(15)	(13)
Amortization of business development costs	—	(3)	—
Gain/(Loss) on disposal of property, plant and equipment, investment properties and interests in leasehold land held for own use under operating leases	24	56	(145)
Other gains, net	626	409	407
Provisions for impairment losses	(52)	(40)	(2,452)
Restructuring costs	—	(51)	(38)
Interest income	533	57	132
Finance costs	(2,234)	(2,018)	(2,293)
Share of results of jointly controlled companies	1	(4)	(907)
Share of results of associates	120	151	64
Impairment losses on interests in jointly controlled companies and associates	(4)	(16)	(4,464)

Profit/(Loss) before taxation	2,970	2,575	(5,187)
Income tax	(1,103)	(999)	(1,140)

Profit/(Loss) for the year	1,867	1,576	(6,327)

Attributable to:
Equity holders of the Company	1,595	1,556	(6,111)
Minority interests	272	20	(216)

Profit/(Loss) for the year	1,867	1,576	(6,327)

Reconciliation of adjusted EBITDA figures to net cash inflow from operating activities

	2005	2004 (Restated)	2003 (Restated)
	(HK$ million)	(HK$ million)	(HK$ million)
Adjusted EBITDA	6,650	6,566	7,391
Restructuring costs	―	(51)	(38)
Provision for inventory obsolescence	17	9	70
Interest capitalized	28	20	17
Impairment loss for doubtful debts	137	45	115
Dividend income	―	―	10
Employee share-based compensation	100	93	54
Amortization of up-front installation fees	(243)	(234)	(223)
Other investment income	23	―	―
Exchange gains	(195)	―	―

Decrease/(Increase) in operating assets:
―properties under development for sale	(836)	(2,480)	286
―inventories	(77)	58	(123)
―accounts receivable, net	(477)	(113)	54
―prepayment, deposits and other current assets	111	72	(245)
―sales proceeds held in stakeholders’ accounts	125	(2,016)	(2,402)
―restricted cash	(687)	1,797	(2,701)
―amounts due from related companies	(56)	94	(25)
―amounts due from jointly controlled companies and associates	(8)	―	―
―other non-current assets	22	―	―
Increase/(Decrease) in operating liabilities:
―accounts payable, provisions, accruals, other payables and deferred income	121	2,499	3,461
―gross amount due to customers for contract work	6	5	(10)
―amounts due to related companies	(150)	(49)	(322)
―advances from customers	940	10	74
―other long-term liabilities	(20)	―	―
Arrangement fee on bank loans and other borrowings	(28)	(30)	(29)
Interest received	543	41	93

Tax paid
―Hong Kong profits tax paid	(1,404)	(1,233)	(1,371)
―Overseas tax paid	(3)	―	(26)
Net cash inflow from operating activities	4,639	5,103	4,110

Turnover	22,499	23,002	22,623

Adjusted EBITDA margin	30%	29%	33%

ITEM 6.

           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth information about the persons who are our directors as at April 30, 2006:

Name	Position	Date of Appointment

Li Tzar Kai, Richard	Chairman	August 3, 1999
So Chak Kwong, Jack	Deputy Chairman and Group Managing Director	July 25, 2003
Yuen Tin Fan, Francis	Deputy Chairman and Executive Director	August 3, 1999
Peter Anthony Allen	Executive Director	August 3, 1999
Alexander Anthony Arena	Group Chief Financial Officer, Deputy	August 3, 1999
Chairman of Executive Committee and Executive Director
Chung Cho Yee, Mico	Executive Director	November 4, 1996
Lee Chi Hong, Robert	Executive Director	September 5, 2002
Dr. Fan Xingcha	Executive Director	April 1, 2005(1)

Sir David Ford, KBE, LVO	Non-Executive Director	June 1, 2002
Zhang Chunjiang	Non-Executive Director	April 1, 2005
Dr. Tian Suning	Deputy Chairman and Non-Executive Director	April 1, 2005

Prof. Chang Hsin-kang	Independent Non-Executive Director	October 13, 2000
Dr. Fung Kwok King, Victor	Independent Non-Executive Director	October 13, 2000
Dr. The Hon. Sir Li Kwok Po, David, GBS, OBE, JP	Independent Non-Executive Director	October 13, 2000
Sir Roger Lobo, CBE, LLD, JP	Independent Non-Executive Director	August 3, 1999
Aman Mehta	Independent Non-Executive Director	February 10, 2004
The Hon. Raymond George Hardenbergh Seitz	Independent Non-Executive Director	October 13, 2000

______________

(1)

Dr. Fan Xingcha was redesignated as an executive director from non-executive director on July 1, 2005.

Li Tzar Kai, Richard, age 39, is Chairman of PCCW and Chairman of PCCW’s Executive Committee. He is also Chairman and Chief Executive of the Pacific Century Group, Chairman of Pacific Century Premium Developments Limited, or PCPD, Chairman of PCPD’s Executive Committee and Chairman of Singapore-based Pacific Century Regional Developments Limited.

Mr. Li is a member of the Center for Strategic and International Studies’ International Councillors’ Group in Washington D.C., and a member of the Global Information Infrastructure Commission.

Mr. Li is also a Council Member of the Chinese University of Hong Kong.

So Chak Kwong, Jack, age 61, joined PCCW in 2003 as Deputy Chairman and Group Managing Director.

After beginning his career with the Hong Kong Government, Mr. So joined the private sector in 1978 and held various posts in the securities, banking and property industries.

Before taking up his post at PCCW, Mr. So was Chairman and Chief Executive of the Mass Transit Railway Corporation Limited from 1995 to 2003.

He served as executive director of the Hong Kong Trade Development Council from 1985 to 1992.

Mr. So is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and Cathay Pacific Airways Limited. He also sits on a number of other committees and organizations, including The University of Hong Kong Council, the Hong Kong General Chamber of Commerce and the Hong Kong - United States Business Council and Film Development Committee of Hong Kong.

Yuen Tin Fan, Francis, age 53, joined the Pacific Century Group in 1996 as Deputy Chairman and is currently a Deputy Chairman of PCCW. He is also a member of PCCW’s Executive Committee, Chairman of Pacific Century Insurance Holdings Limited and Deputy Chairman of PCPD. In addition, Mr. Yuen is Deputy Chairman of PCPD’s Executive Committee.

From 1988 to 1991, he was Chief Executive of the SEHK. Mr. Yuen was also a founding director of Hong Kong Securities Clearing Company Limited and served from 1992 to 1994 as a member of the International Markets Advisory Board of NASDAQ in the U.S.

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

He received a Bachelor of Arts degree in economics from the University of Chicago and is currently a member of the university’s Board of Trustees.

Peter Anthony Allen, age 50, is an executive director and head of human resources at PCCW. He is also an executive director and Chief Financial Officer of Pacific Century Regional Developments Limited and the Pacific Century Group, and a non-executive director of Pacific Century Insurance Holdings Limited.

He was educated in England and has a degree in Economics from Sussex University. He is a fellow of the Institute of Chartered Accountants in England and Wales and the Institute of Certified Public Accountants in Singapore.

Mr. Allen joined KPMG Peat Marwick in 1976, and in 1980 joined Occidental Petroleum Corporation. In 1983, he joined Schlumberger Limited and worked in various countries, holding key management positions. In 1989, he moved to Singapore as Regional Financial Director of the Vestey Group.

Mr. Allen joined Bousteadco Singapore Limited as group operations controller in 1992, and Morgan Grenfell Investment Management (Asia) Limited as a director and Chief Operating Officer in 1995. He joined the Pacific Century Group in 1997.

Alexander Anthony Arena, age 55, is an executive director of PCCW, Deputy Chairman of PCCW’s Executive Committee, Group Chief Financial Officer of PCCW, Chairman and an executive director of SUNDAY Communications Limited, a director of Pacific Century Regional Developments Limited, and an executive director and Executive Committee member of Pacific Century Premium Developments Limited. He joined the Pacific Century Group in 1998.

Prior to joining the Pacific Century Group, Mr. Arena was a Special Policy Adviser to the Hong Kong Government from 1997 to 1998. From 1993 to 1997, he was Director-General of telecommunications at OFTA of Hong Kong, as well as a member of the Broadcasting Authority.

Before his OFTA appointment as Director-General, Mr. Arena was recruited to plan a reform program for the liberalization of Hong Kong’s telecommunications sector. Prior to his appointment to the Hong Kong Government, he was an inaugural member of the Australian Telecommunications Authority, which he served for four years.

Mr. Arena has had an extensive career in public administration, specializing in high technology and infrastructure industries. From a practicing radio/communications engineer to a public policy maker, his experience spans such diverse areas as commercialization of government-owned business enterprises and deregulation in the aviation, transport, telecommunications and postal industries.

Mr. Arena graduated from the University of New South Wales, Australia, with a bachelor’s degree in electrical engineering. He completed an MBA at Melbourne University, Australia, and is a fellow of the Hong Kong Institute of Engineers.

Chung Cho Yee, Mico, age 45, joined the Pacific Century Group in March 1999 and is an executive director responsible for the Pacific Century Group’s merger and acquisition activities, and a member of the Executive Committee. He is a qualified solicitor by profession.

Mr. Chung graduated in 1983 from University College, University of London, England, with a law degree. He qualified as a solicitor in Hong Kong in 1986, after which he worked in the commercial department of a law firm in Hong Kong for two years. He joined the corporate finance department of Standard Chartered Asia Limited, the investment banking arm of Standard Chartered Bank, in 1988.

He became a director and the General Manager of Bond Corporation International Ltd in 1990, leaving to join China Strategic Holdings Ltd in January 1992.

Mr. Chung is a non-executive director of Pacific Century Insurance Holdings Limited.  He is also the non-executive chairman of Capital Strategic Investment Limited and an independent non-executive director of both E2-Capital (Holdings) Limited and Hong Kong Construction (Holdings) Limited.

Lee Chi Hong, Robert, age 54, joined PCCW in August 2002, and is an executive director of PCCW and a member of PCCW’s Executive Committee. He is also an executive director and Chief Executive Officer of PCPD and a member of PCPD’s Executive Committee.

He was previously an executive director of Sino Land Company Limited, where his responsibilities included sales, finance, acquisitions, investor relations, marketing and property management.

Prior to joining Sino Land, Mr. Lee was a senior partner at Deacons in Hong Kong, where he specialized in banking, property development, corporate finance and dispute resolution in Hong Kong and mainland China. Before that, he was a solicitor with the London firm of Pritchard Englefield & Tobin. He was enrolled as a solicitor in the UK in 1979 and was admitted as a solicitor in Hong Kong in 1980. Mr. Lee became a Notary Public in Hong Kong in 1991.

Mr. Lee served as a member of the panel of arbitrators at the China International Economic and Trade Arbitration Commission of the China Council for the Promotion of International Trade in Beijing.

He graduated from Cornell University in 1975 with a bachelor ’s degree in Political Science.

Dr. Fan Xingcha, age 41, became a non-executive director and PCCW’s Finance and Management Committee in April 2005. He was re-designated as an executive director of the Company from July 1, 2005.

Before joining PCCW, Dr. Fan served as Vice President of Strategy and Business Development and Executive Vice President of Operations of China Netcom (Holdings) Company Limited, or China Netcom Holdings, and Chief Financial Officer of China Netcom Group Corporation (Hong Kong) Limited. Prior to joining China Netcom Holdings, Dr. Fan was a senior consultant of McKinsey & Company in its Shanghai office. Dr. Fan received a PhD degree in computer science from Flinders University in 1996 and a master’s degree in electrical engineering from Southeast University in mainland China in 1987.

Sir David Ford, KBE, LVO, age 71, is a non-executive director of PCCW. He started his working life as an Army officer in the Royal Artillery. He served in five different continents, and during his last five years with the Army, served with the Commando Brigade, seeing active service in Aden and Borneo.

Sir David Ford left the army in 1972 and subsequently spent more than 20 years in Hong Kong, holding a number of appointments as a senior civil servant in the Hong Kong Government and one in the Northern Ireland Office.

He attended the Royal College of Defence Studies in 1982. Most recently, he was Chief Secretary and Deputy Governor in the Hong Kong Government from 1986 to 1993, and then Hong Kong Commissioner in London until the change of sovereignty in June 1997.

Zhang Chunjiang, age 47, became a non-executive director of PCCW on April 1, 2005.

He is Executive Chairman and Executive Director of CNC HK. He has also served as President of CNC since May 2003.

Prior to joining China Netcom Group, Mr. Zhang served as Vice Minister of the Ministry of Information Industry of the PRC, or MII, and was one of the most senior regulatory officials in the PRC telecommunications industry from December 1999 to May 2003.

From August 1993 to December 1999, Mr. Zhang held a series of senior-level positions at the former Liaoning Provincial Posts and Telecommunications Bureau, the former Ministry of Posts and Telecommunications of the PRC, or MPT, and the MII, including serving as the Deputy Director of the former Liaoning Provincial Posts and Telecommunications Administration Bureau, Director of Mobile Communications Administration Bureau of the MPT and Deputy Director of the Telecommunications Administration Bureau of the MII.

Mr. Zhang is a senior engineer and has extensive experience in telecommunications management, operations and technology.

He graduated from the Beijing University of Posts and Telecommunications in 1982 with a bachelor’s degree in telecommunications.

Dr. Tian Suning, age 42, became Deputy Chairman and non-executive director of PCCW on April 1, 2005.

Dr. Tian is the Vice Chairman, Executive Director and the Chief Executive Officer of CNC HK. He has also served as Vice President of China Network Communications Group Corporation since April 2002. From 1999, he has served as Chief Executive Officer of China Netcom (Holdings) Company Limited and CNC HK.

Prior to joining China Netcom (Holdings) Company Limited, Dr. Tian was the co-founder and Chief Executive Officer of AsiaInfo Holdings Inc., a NASDAQ-listed company providing software and networking solutions in China.

Dr. Tian has extensive experience and knowledge in the telecommunications industry and international financing and acquisitions.

He received a PhD in natural resources management from Texas Tech University in 1992, an MS degree in ecology from the Graduate School of the Chinese Academy of Sciences in 1988, and a BS degree in environmental biology from Liaoning University in 1985.

Dr. Tian is also a director of AsiaInfo Holdings Inc.

Professor Chang Hsin-kang, age 65, is an independent non-executive director of PCCW.  Professor Chang serves as an independent non-executive director of Pacific Century Insurance Holdings Limited and Pacific Century Insurance Company Limited, both of which are subsidiaries of PCRD.

Professor Chang has been President and University Professor of the City University of Hong Kong since 1996. Prior to joining the City University, he was Dean of the School of Engineering at the University of Pittsburgh in the U.S. from 1994 to 1996, Founding Dean of the School of Engineering at Hong Kong University of Science and Technology from 1990 to 1994 and Chairperson of the Department of Biomedical Engineering at University of Southern California from 1985 to 1990. He received his BSc in Civil Engineering from National Taiwan University,

MS in Structural Engineering from Stanford University and PhD in Fluid Mechanics and Biomedical Engineering from Northwestern University.

He has taught at several major universities in North America and served in a number of science and technology organizations and public advisory bodies in the U.S. and Hong Kong.

Professor Chang is a Foreign Member of the Royal Academy of Engineering of the United Kingdom and Chevalier dans L’Ordre National de la Légion d’Honneur of France. He was appointed Justice of Peace in July 1999 and was also awarded the Gold Bauhinia Star by the Hong Kong Government in July 2002.

Dr. Fung Kwok King, Victor, age 60, is an independent non-executive director of PCCW. He served as a non-executive director of HKT from November 5, 1992 until August 17, 2000.  Dr. Fung holds both a bachelor’s degree and a master’s degree in Electrical Engineering from the Massachusetts Institute of Technology and a Doctorate in Business Economics from Harvard University.

Dr. Fung is Chairman of the Li & Fung Group of companies including the publicly listed Li & Fung Limited, Integrated Distribution Services Group Limited and Convenience Retail Asia Limited. He is also an independent non-executive director of Bank of China (Hong Kong) Limited, Orient Overseas (International) Limited, Sun Hung Kai Properties Limited, CapitaLand Limited in Singapore and Baosteel Group Corporation in the People’s Republic of China. In public service, Dr. Fung is Chairman of the Hong Kong Airport Authority, the Hong Kong University Council, the Greater Pearl River Delta Business Council and the Hong Kong - Japan Business Co-operation Committee.

He is also a member of the Chinese People’s Political Consultative Conference and a member of the Executive Committee of the Commission on Strategic Development and Judicial Officers Recommendation Committee of the Hong Kong Government. From 1991 to 2000, he was Chairman of the Hong Kong Trade Development Council and from 1996 to 2003, he was the Hong Kong representative on the APEC Business Advisory Council. In 2003, the Government awarded Dr. Fung the Gold Bauhinia Star for distinguished service to the community.

Dr. The Hon Sir Li Kwok Po, David, GBS, OBE, JP, age 67, is an independent non-executive director of PCCW. He was previously a non-executive Deputy Chairman of HKT and served as a director from November 30, 1987 until August 17, 2000.

Sir David is Chairman and Chief Executive of The Bank of East Asia, Limited, and a director of numerous other companies in Hong Kong and overseas. He is a member of both the Executive Council and the Legislative Council of Hong Kong. He is the Chairman of The Chinese Banks’ Association, Limited and the Hong Kong Management Association. He is also a member of the Banking Advisory Committee, the Exchange Fund Advisory Committee and the Council of the Treasury Markets Association.

Sir Roger Lobo, CBE, LLD, JP, age 82, is an independent non-executive director of PCCW, Chairman of the Audit Committee and the Regulatory Compliance Committee of the Board.

He is also a director of several organizations, including Shun Tak Holdings Limited, Johnson & Johnson (HK) Ltd, Kjeldsen & Co (HK) Ltd, Pictet (Asia) Ltd and Melco International Development Ltd.

Sir Roger Lobo’s extensive record of public service includes serving on the Hong Kong Housing Authority, the Urban Council, as a member of the Executive Council, senior member of the Legislative Council, Commissioner of Civil Aid Services, Chairman of the Hong Kong Broadcasting Authority and Chairman of the Advisory Committee on Post-retirement Employment.

He currently serves as Chairman (Board of Trustees) of the Vision 2047 Foundation, vice-patron of the Community Chest of Hong Kong, the Society for the Rehabilitation of Offenders, and Advisory Board member of the Hong Kong Aids Foundation.

Sir Roger Lobo has received several awards and honors from the British Crown and the Vatican.

Aman Mehta, age 59, became an independent non-executive director of PCCW on February 10, 2004 and is Chairman of the Nomination Committee of the Board.

He joined the Board following a distinguished career in the international banking community. Mr. Mehta held the position of Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited (HSBC) until December 2003, when he retired.

Born in India in 1946, Mr. Mehta joined HSBC group in Bombay in 1967 and after a number of assignments throughout the HSBC group, was appointed Manager - Corporate Planning at group headquarters in Hong Kong in 1985.

After a three-year posting to Riyadh in Saudi Arabia, he was appointed Group General Manager in 1991, and General Manager - International the following year, with responsibility for overseas subsidiaries. Subsequently, he held senior positions in the U.S., overseeing HSBC group companies in the Americas, and later, responsibility for HSBC’s operations in the Middle East.

In 1998, Mr. Mehta was re-appointed General Manager - International, after which he became Executive Director International. Then in 1999, he was appointed Chief Executive Officer, the position he held until his retirement.

Subsequent to his retirement in December 2003, Mr. Mehta has taken up residence in New Delhi. Mr. Mehta is an independent director on the board of several public companies and institutions in India and internationally.  He is an independent non-executive director of Vedanta Resources Plc, the U.K., Raffles Holdings Limited, Singapore, Tata Consultancy Services Limited, Mumbai, India, Godrej Consumer Products Ltd, Mumbai, India, Jet Airways Ltd, Mumbai, India, Wockhardt Ltd, Mumbai, India and Max Healthcare Institute Ltd, New Delhi, India.

He is also a member of the Governing Board of the Indian School of Business, Hyderabad and a member of the Advisory panel of Capitaland Ltd, Singapore and Prudential Financial Inc, USA.

The Hon Raymond George Hardenbergh Seitz, age 65, is an independent non-executive director of PCCW and Chairman of the Remuneration Committee of the Board. He was a non-executive director of PCCW from October 2000 and was redesignated as an independent non-executive director on February 1, 2005. He is a director and member of the Special Committee of Hollinger International Inc and a director of Chubb Corporation, both of which are listed on The New York Stock Exchange, Inc.

He was Vice-Chairman of Lehman Brothers International from April 1995 to April 2003 and was US Ambassador to Great Britain from 1991 to 1994. Prior to that, Mr. Hardenbergh was US Assistant Secretary of State for Europe from 1989 to 1991 and Minister at the US Embassy in London from 1984 to 1989.

B.    Compensation

Details of directors’ remuneration are set forth below:

(a)

Cash and cash equivalent paid by the Company

	Year ended December 31, 2005

	Directors’ fees (HK$ million)	Salaries, allowances and benefits in kind (HK$ million)	Bonuses[1] (HK$ million)	Retirement scheme contributions (HK$ million)
Executive directors
Li Tzar Kai, Richard	—	4.29[2]	—	—
So Chak Kwong, Jack	—	15.00	8.00	0.63
Yuen Tin Fan, Francis	—	4.28	7.30	0.64
Peter Anthony Allen	—	2.70[3]	3.00	0.19
Alexander Anthony Arena	—	11.48	8.83	0.81
Chung Cho Yee, Mico	—	5.00	13.09	0.54
Lee Chi Hong, Robert	—	11.00	7.90	0.90
Dr. Fan Xingcha[4]	0.05	2.80	2.05[5]	0.24

Non-executive directors
Sir David Ford	—	2.54	0.12	0.20
Zhang Chunjiang[6]	0.15	—	—	—
Dr. Tian Suning[7]	0.15	—	—	—

Independent non-executive directors
Prof Chang Hsin-kang	0.20	—	—	—
Dr. Fung Kwok King, Victor	0.20	—	—	—
Dr. The Hon Sir Li Kwok Po, David	0.20	—	—	—
Sir Roger Lobo	0.30[8]	—	—	—
Aman Mehta	0.20	0.40	—	—
The Hon Raymond George Hardenbergh Seitz[9]	0.30[10]	0.40	—	—
	1.75	59.89	50.29	4.15

__________

1

Bonuses in respect of 2005, paid in 2005 and in 2006.

2

Represents accommodation provided.

3

Excludes remuneration for duties performed for associates.

4

Appointed as a non-executive director on April 1, 2005 and redesignated as an executive director on July 1, 2005.

5

Includes sign-on bonus.

6

Appointed as non-executive director on April 1, 2005.

7

Appointed as non-executive director on April 1, 2005.

8

Includes HK$100,000 fee as Chairman of Audit Committee.

9

Redesignated as independent non-executive director on February 1, 2005.

10

Includes HK$100,000 fee as Chairman of Remuneration Committee.

(b)

Share-based compensation

	Year ended December 31, 2005
	Grant date	Exercise price of share options	Number of share options/ shares outstanding at beginning of year	Number of share options exercised/ shares transferred	Number of share options/ shares outstanding at end of year	Number of share options vested	Share-based compensation charged to income statement (Note ii)	Value of shares transferred (Note i)
		(HK$)					(HK$ million)	(HK$ million)
Executive directors
So Chak Kwong, Jack	July 25, 2003	4.3500	12,000,000	—	12,000,000	8,000,000	6.59	—
	February 8, 2005	4.4750	3,500,000	—	3,500,000	—	2.31	—
	May 15, 2003	N/A	4,322,000	2,161,000	2,161,000	N/A	5.71	11.13

Yuen Tin Fan, Francis	July 25, 2003	4.3500	8,534,000	—	8,534,000	5,689,333	4.68	—
	February 8, 2005	4.4750	3,000,000	—	3,000,000	—	1.98	—

Peter Anthony Allen	July 25, 2003	4.3500	2,000,000	—	2,000,000	1,333,333	1.10	—
	February 8, 2005	4.4750	2,000,000	—	2,000,000	—	1.32	—

Alexander Anthony Arena	July 25, 2003	4.3500	6,400,000	—	6,400,000	4,266,666	3.51	—
	February 8, 2005	4.4750	3,000,000	—	3,000,000	—	1.98	—

Chung Cho Yee, Mico	July 25, 2003	4.3500	5,695,200	—	5,695,200	3,796,800	3.13	—
	February 8, 2005	4.4750	3,000,000	—	3,000,000	—	1.98	—

Lee Chi Hong, Robert	July 25, 2003	4.3500	5,000,000	—	5,000,000	3,333,333	2.74	—
	February 8, 2005	4.4750	1,000,000	—	1,000,000	—	0.66	—

Dr. Fan Xingcha	September 1, 2005	5.2500	7,000,000	—	7,000,000	—	1.42	—

Non-executive director
Sir David Ford	July 25, 2003	4.3500	2,000,000	—	2,000,000	1,333,333	1.10	—
	February 8, 2005	4.4750	2,000,000	—	2,000,000	—	1.32	—
							41.53	11.13

____________

(i)

Value of shares transferred

The value of shares transferred represents the market value of relevant shares granted by the principal shareholder to a director at the date of transfer.  No director exercised share options in 2005.  Had there been any exercise of share options by directors, the value of shares transferred would include the market value of the relevant shares at the date of exercise less the corresponding exercise price.

(ii)

Share-based compensation charged to income statement

Share-based compensation is a trinomial option pricing model calculation of the fair value of share options, and also the estimated fair value of Company’s shares granted as estimated at the date of grant.  Share-based compensation is amortized in the income statement over the vesting period of the related share options or shares granted.  These values do not represent realizable gains which are affected by a combination of a number of factors, including, performance of the Company’s share price, vesting period, and timing of exercise.  The details of these share options and awards are disclosed in notes 34(a) and 34(c) to our consolidated financial statements.

Total directors’ remuneration for the year ended December 31, 2005, including amortized share-based compensation, were HK$157.61 million.

C.   Board Practices

General

Our Board of Directors is responsible for the management of the Company. Key responsibilities include formulation of our group’s overall strategies, the setting of management targets and supervision of management performance. Our Board of Directors confines itself to making broad policy decisions, delegating responsibility for more detailed considerations to the Executive Committee under the leadership of the Chairman.

The role of the Chairman is separate from that of the Group Managing Director. The Chairman is responsible for overseeing the functioning of our Board of Directors while the Group Managing Director is responsible for managing our group’s business.

Pursuant to our articles of association, one-third of the directors shall retire and be eligible for re-election at each PCCW annual general meeting.

All directors have full and timely access to all relevant information, including regular reports from our Board of Directors’ committees and briefings on significant legal, regulatory or accounting issues affecting our group. Directors may take independent professional advice, which will be paid for by us.

Directors’ Service Contracts

With one exception, our non-executive directors do not have service contracts with us which provide for benefits to be conferred upon termination of appointment or for fixed terms of office. One of our non-executive directors has a contract entitling him to receive payment in lieu of notice in accordance with contractual obligations if the contract is terminated by us other than for cause. The required notice period is six months. The payment this director is entitled to receive in lieu of notice is his monthly basic salary for the period for which the required notice was not provided.

With the exception of two executive directors, our executive directors do not have fixed terms of office. Except as described below, the service contracts that we have with our executive directors do not provide for any benefits to be conferred upon termination of employment, save to the extent that we are required to make compensation payments in lieu of notice in accordance with contractual obligations if a contract is terminated by us other than for cause. Notice periods range from six months to twelve months.

Mr. So Chak Kwong, Jack entered into a service contract with the Company on June 17, 2003 for a period of three years commencing on July 25, 2003.  This service contract provides for a compensation payment for early termination by the Company during the term of the contract. In addition, Mr. So’s service contract provides for accelerated transfer of PCCW shares from PCD in the event of an early termination by the Company.  The number of PCCW shares he would be entitled to receive depends upon the termination date.

On March 29, 2006, Mr. So entered into a new service contract with the Company for a period of three years commencing on July 26, 2006 (upon the expiry of his first contract).  Mr. So’s service contract provides for a compensation payment up to a maximum of 12 months’ salary and housing benefits from the Company for early termination by the Company during the term of the contract, other than an early termination by the Company for cause or due to Mr. So’s sickness or disability.

Dr. Fan Xingcha entered into a service contract with the Company on August 17, 2005 for a period of two years commencing from August 1, 2005.  Dr. Fan’s service contract does not provide for any benefit to be conferred upon termination of employment, except that we are required to make a compensation payment in lieu of notice in accordance with our contractual obligations if the contract is terminated by us other than for cause.  The required notice period is three months.

Executive Committee and Sub-Committees

The Executive Committee of our Board of Directors meets regularly and operates as a general management committee with overall delegated authority from our Board of Directors. The Executive Committee determines group strategy, reviews trading performance, ensures adequate funding, examines major investments and monitors management performance. The Executive Committee reports through the Chairman to our Board of Directors. The current members of the Executive Committee are: Li Tzar Kai, Richard (Chairman); Alexander Anthony Arena (Deputy Chairman); Chung Cho Yee, Mico; Lee Chi Hong, Robert; So Chak Kwong, Jack; Dr. Tian Suning and Yuen Tin Fan, Francis.

Reporting to the Executive Committee are sub-committees comprising executive directors and members of senior management who oversee all key operating and functional areas within the Company. Each sub-committee has defined terms of reference covering its authority and duties, meets frequently and reports to the Executive Committee on a regular basis.

The Finance and Management Committee was established in August 2003 to take over the functions of the former Finance Committee. This committee is chaired by the Deputy Chairman and Group Managing Director and

meets on a regular basis to review management and strategic matters across the PCCW Group and to set overall financial objectives and policies.

The Operational Committee directs all the core telecommunications and business solutions operations.

A Disclosure Committee has been established, comprising senior members of PCCW’s Group Finance, Group Legal, Corporate Secretariat, Group Internal Audit and Risk Management departments. The committee meets to review the procedures for the preparation and content of PCCW’s annual reports on Form 20-F to the SEC to ensure compliance with the U.S. Securities Exchange Act and the U.S. Sarbanes-Oxley Act and reports to the Finance and Management Committee on an ad hoc basis.

A PRC Business Development Committee was established in April 2005 to advise on possible opportunities for expanding our operations in the PRC and monitoring the use of funds allocated and approved by our Board of Directors or relevant committee for PRC opportunities.

Audit Committee

The Audit Committee of our Board of Directors is responsible for ensuring objectivity and credibility of financial reporting and that the directors have exercised the care, diligence and skills prescribed by law when presenting results to the shareholders. The committee’s authority and duties are set out in written terms of reference.

Under the terms of reference, the Audit Committee’s responsibilities include the appointment, compensation and supervision of the external auditors. To ensure auditor independence, procedures have been adopted by the Audit Committee for the pre-approval of all audit and permitted non-audit services to be undertaken by the external auditors. The breakdown of fees paid to the external auditors for such services is set out in “Item 16.C. Principal Accountant Fees and Services.” The Audit Committee meets regularly with management, internal auditors and external auditors and reviews their reports. The current members of the Audit Committee are: Sir Roger Lobo (Chairman); Prof. Chang Hsin-kang; Dr. The Hon. Sir Li Kwok Po, David; and Aman Mehta.

Each member of the Audit Committee is an independent non-executive director.

The Audit Committee met four times in 2005 to review our financial statements and internal financial reporting, compliance processes and internal controls, as well as the work program and activities of our Group Internal Audit unit.

Nomination Committee

The Nomination Committee was formed in May 2003 to make recommendations to our Board of Directors on the appointment and re-appointment of directors, structure, size and composition of our Board of Directors and to ensure fair and transparent procedures for the appointment and re-appointment of directors to our Board of Directors. The committee’s authority and duties are set out in written terms of reference, which specify that it must comprise at least three members, the majority of whom are independent non-executive directors. The current members of the Nomination Committee are: Aman Mehta (Chairman); Dr. The Hon. Sir Li Kwok Po, David; Li Tzar Kai, Richard; Sir Roger Lobo; The Hon. Raymond George Hardenbergh Seitz; and Zhang Chunjiang.

Remuneration Committee

The Remuneration Committee was formed in May 2003. Its primary objective is to ensure PCCW is able to attract, retain and motivate high-calibre employees who will underpin the success of the Company and enhance the value of the Company to its shareholders.  It is also responsible for overseeing the establishment and operation of formal and transparent procedures for determining the remuneration packages of directors. In addition, the committee provides effective supervision and administration of the Company’s share option schemes, as well as other share incentive schemes. The committee’s authority and duties are set out in written terms of reference, which specify that it must comprise at least three members, the majority of whom are independent non-executive directors. The current members of the Remuneration Committee are: The Hon. Raymond George Hardenbergh Seitz (Chairman); Dr. The Hon. Sir Li Kwok Po, David; Sir Roger Lobo; Dr. Tian Suning and Yuen Tin Fan, Francis.

Regulatory Compliance Committee

Our Chairman, Li Tzar Kai, Richard, is the son of Li Ka-shing who is the chairman and an executive director of Hutchison Whampoa Limited, or HWL, and its associated company, Cheung Kong (Holdings) Limited (together with their subsidiaries and affiliates, the Hutchison Whampoa Group). Li Tzar Kai, Richard has a personal interest in 110,000 shares in HWL (representing less than 0.01% of the outstanding shares of HWL) and he is also one of the discretionary beneficiaries of certain discretionary trusts which hold units in unit trusts which in turn are interested in certain shares of HWL. Since April 1, 2003, Li Tzar Kai, Richard has held one-third of the issued share capital of two companies, which own all the shares in the trustee companies which act as trustees of such discretionary trusts and unit trusts. These trustee companies perform their functions as trustees independently, without any reference to Li Tzar Kai, Richard. In light of his small personal shareholding, his being a discretionary beneficiary and the fact that the trustee companies act independently of him, we believe that Li Tzar Kai, Richard is not able to exert control or influence over the Hutchison Whampoa Group.

Additionally, Hutchison Whampoa Group holds 36,726,857 of our ordinary shares, the details of which are set out in “—E. Share Ownership”.

Li Tzar Kai, Richard was a director of HWL and certain of its subsidiaries until August 16, 2000, the day before the acquisition of HKT became effective. His resignation was effected in order to avoid the potential for conflicts of interest between HKT’s and Hutchison Whampoa Group’s competing businesses in Hong Kong.

Certain businesses of the Hutchison Whampoa Group compete with certain aspects of our telecommunications businesses. In particular, HKTC and Reach each compete with, and interconnect their networks with, certain HWL subsidiaries, including Hutchison Global Communications Limited and Hutchison Telephone Company Limited, which are fixed network and mobile communications operators, respectively, in Hong Kong. Such interconnection arrangements are established in the ordinary course of our businesses, on the basis of arm’s length commercial agreements and in accordance with applicable telecommunications regulations in Hong Kong, as determined by the TA. HKTC is required under the terms of its FC license to interconnect its network with other licensees on a non-discriminatory basis.

A Regulatory Compliance Committee comprising of executive and non-executive directors, but excluding Li Tzar Kai, Richard, has been established in consultation with the TA and the Broadcasting Authority to review and monitor dealings with the Hutchison Whampoa Group. This is to ensure all dealings between these entities are conducted on arm’s length terms. The current members of the Regulatory Compliance Committee are Sir Roger Lobo (Chairman); Alexander Anthony Arena; Prof. Chang Hsin-kang; Dr. Fung Kwok King, Victor; Dr. The Hon. Sir Li Kwok Po, David and Zhang Chunjiang.

Significant Differences from Corporate Governance Practices for U.S. Companies

PCCW believes the following to be the significant differences between its corporate governance practices and the practices followed by U.S. companies under the NYSE listing standards.

U.S. companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. We are subject to the Code on Corporate Governance Practices of the SEHK Listing Rules, or the Code, which requires us to disclose in our annual report prepared pursuant to the SEHK Listing Rules whether we have complied with the Code during the period covered by the annual report and any deviations from the Code with considered reasons.

Pursuant to NYSE rules applicable to U.S. companies, independent directors must comprise a majority of the board of directors while the SEHK Listing Rules require companies to have at least three independent non-executive directors. As at April 30, 2006, our Board of Directors had six independent non-executive directors, which represents more than one-third of its total members. We determine the independence of our independent non-executive directors based on criteria similar to those provided under the NYSE rules.

Pursuant to NYSE rules applicable to U.S. companies, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During 2005, our independent non-executive directors met once as a group with external auditors, but without the Chairman or management present. However, the Code has no provisions on this U.S. practice.

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

Pursuant to NYSE rules applicable to U.S. companies, companies must have an audit committee that satisfies the requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, as well as the independence requirements of the NYSE, and assists our Board of Directors in its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditors’ qualifications and independence and the performance of our internal audit function and that of our independent auditors. Currently, all our Audit Committee members are independent non-executive directors, whose independence has been determined based on the SEHK Listing Rules, which are similar to the criteria under the NYSE rules, and Rule 10A-3. Our Audit Committee also satisfies the requirements of the SEHK Listing Rules regarding audit committees, which are similar to those of the NYSE.

Pursuant to NYSE rules applicable to U.S. companies, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions. Our share option schemes have been approved by the shareholders, but our share award schemes have been approved by our Board of Directors or the Executive Committee of our Board of Directors as shareholders’ approval for such schemes is not required under the SEHK Listing Rules.

A chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. In accordance with NYSE listing rules applicable to foreign private issuers, our Group Managing Director is not required to provide the NYSE with this annual compliance certification.

D.    Employees

As at April 30, 2006, we had approximately 14,000 employees. About 75% of our current employees work in Hong Kong. For the number of employees in each of our principal business segments as at December 31, 2003, 2004 and 2005, see “Item 5. Operating and Financial Review and Prospects―Results of Operations.”

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

E.    Share Ownership

Directors’ Interests in Shares of PCCW

The following table sets forth information regarding the share ownership of our directors as at April 30, 2006 in PCCW.

Disclosure of interests in securities in Hong Kong is governed by the HKSFO. Under the HKSFO, any person who is interested in 5% or more of the voting shares in a listed company is required to give notice to the SEHK and the listed company concerned. The definition of “interests” under the HKSFO is broader in scope than (i) the determination of beneficial ownership based on Rule 13d-3 of the Exchange Act and related rules and regulations or (ii) the definition of “beneficial owner” as defined in the General Instructions of Form 20-F. Therefore interests disclosed under the HKSFO are not equivalent to beneficial ownership as determined by Rule 13d-3 or the definition of “beneficial ownership” under the General Instructions of Form 20-F.

Interests in PCCW

	Number of Ordinary Shares					Aggregate interests as percentage of PCCW total issued shares
Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Underlying Shares Held under Equity Derivatives

Li Tzar Kai, Richard	―	―	36,295,600	1,746,122,668	679,000	26.48%
			(Note 1(a))	(Note 1(b))	(Note 1(c))
So Chak Kwong, Jack	4,322,000	―	―	―	17,661,000	0.33%
					(Note 3)
Yuen Tin Fan, Francis	―	―	―	―	20,068,000	0.30%
					(Note 2)
Peter Anthony Allen	253,200	―	―	―	4,629,200	0.07%
					(Note 2)
Alexander Anthony Arena	760,000	―	―	―	15,800,200	0.25%
					(Note 4)
Chung Cho Yee, Mico	1,176,260	18,455	―	―	14,390,400	0.23%
		(Note 5)			(Note 2)
Lee Chi Hong, Robert	992,600	511	―	―	6,000,000	0.10%
	(Note 6(a))	(Note 6(b))			(Note 2)
Dr. Fan Xingcha	―	―	―	―	7,000,000	0.10%
					(Note 2)
Sir David Ford	―	―	―	―	3,000,000	0.04%
					(Note 2)
Prof. Chang Hsin-kang	64,000	―	―	―	―	0.001%

Dr. The Hon. Sir Li Kwok Po, David	600,000	―	―	―	―	0.009%

________________
Notes:

 1.

 (a)

Of these shares, Pacific Century Diversified Limited, or PCD, a wholly owned subsidiary of Chiltonlink Limited, held 2,548,600 shares and Eisner Investments Limited held 33,747,000 shares. Li Tzar Kai, Richard owns 100% of Chiltonlink Limited and Eisner Investments Limited.

 (b)

These shares represented:

(i)

a deemed interest in 36,726,857 shares held by Yue Shun Limited, a subsidiary of Hutchison Whampoa Limited, or HWL. Cheung Kong (Holdings) Limited, or Cheung Kong, through certain subsidiaries held more than one-third of the issued share capital of HWL. Li Tzar Kai, Richard was a discretionary beneficiary of certain discretionary trusts which held units in unit trusts which in turn held interests in certain shares of Cheung Kong and HWL. Li Tzar Kai, Richard was also interested in one-third of the issued share capital of two companies, which owned all the shares in the trustee companies which acted as trustees of such discretionary trusts and unit trusts. Accordingly, Li Tzar Kai, Richard was deemed, under the HKSFO, to have an interest in the 36,726,857 shares held by Yue Shun Limited;

(ii)

a deemed interest in 20,354,286 shares held by Pacific Century Group Holdings Limited, or PCGH. Li Tzar Kai, Richard was the founder of certain trusts which held 100% interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the HKSFO, to have an interest in the

20,354,286 shares held by PCGH;

(iii)

a deemed interest in 1,526,094,301 shares held by Pacific Century Regional Developments Limited, or PCRD, a company in which PCGH had, through certain wholly owned subsidiaries including Anglang Investments Limited, Pacific Century Group (Cayman Islands) Limited, Pacific Century International Limited and Borsington Limited, an aggregate 75.33% interest. Li Tzar Kai, Richard was the founder of certain trusts which held 100% interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 1,526,094,301 shares held by PCRD; and

(iv)

a deemed interest in 162,947,224 shares held by a collective investment scheme in which PCD (a corporation 100% controlled by Li Tzar Kai, Richard — see above) was a holder.

(c)

This number represents interests under listed equity derivatives arising through corporations controlled by PCGH in which Li Tzar Kai, Richard was deemed interested as the founder of certain trusts which held 100% of PCGH and comprises an interest in 679,000 underlying shares held by PCRD in the form of 67,900 ADSs, each representing 10 shares of PCCW.

2.

These shares represented the interests in underlying shares in respect of share options granted by the Company to these directors as beneficial owners, the details of which are set out in the section headed “Interests in Share Options” below.

3.

These shares represented So Chak Kwong, Jack’s beneficial interest in: (i) 2,161,000 underlying shares which will be transferred to him on the third anniversary of his employment with the Company pursuant to an agreement made with PCD which constituted unlisted physically settled equity derivatives; and (ii) 15,500,000 underlying shares in respect of share options granted by us to So Chak Kwong, Jack as beneficial owner, the details of which are set out in the section headed “Interests in Share Options” below.

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

Interests in Share Options

The share option scheme adopted by us on September 20, 1994, amended and restated on May 23, 2002, was terminated by our shareholders at the annual general meeting held on May 19, 2004. A new share option scheme was approved by our shareholders at the same general meeting, which will remain in effect for ten years from the date of its adoption unless otherwise cancelled or amended. Both share option schemes provide that our Board of Directors may, at its discretion, grant share options to any eligible person, including our directors and employees to subscribe for our shares subject to the terms and conditions stipulated therein. No further grants will be made under the previous share option scheme, but, in all other respects, the terms of that scheme will remain in full force and effect. The overall limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the new share option scheme and other share option scheme(s) must not exceed 30% of our shares in issue from time to time. In addition, the maximum number of shares in respect of which options may be granted under the new share option scheme must not in aggregate exceed 10% of our shares in issue as at May 19, 2004 (or some other date if renewal of this limit is approved by shareholders). The exercise price of the options under the share option schemes shall be determined by our Board of Directors in its absolute discretion but in any event shall not be less than the highest of (i) the closing price of the shares as stated in the daily quotations sheet of the SEHK on the date of grant, (ii) the average closing price of the shares as stated in the daily quotations sheets of the SEHK for the five trading days immediately preceding the date of grant, and (iii) the nominal value of a share on the date of grant. The vesting period and exercisable period of the options are determined by our Board of Directors, but no option can be exercised later than the day last preceding the tenth anniversary of the date of grant in respect of such option. In general, the subscription price is determined by reference to the closing prices of the shares as stated in the daily quotations sheets of the SEHK. The basis for determination of the subscription price and the total number of shares that can be granted to eligible persons are precisely specified in the rules of the share option schemes. The share option schemes do not specify a minimum period for which an option must be held nor a performance target which must be achieved before an option can be exercised.

Pursuant to the previous share option scheme, we granted options to our employees and directors to subscribe for our ordinary shares. Details of the outstanding options granted to our directors as at April 30, 2006 under the previous share option scheme are as follows:

Name of Director	Exercisable period (mm/dd/yyyy)	Weighted average exercise price HK$	Outstanding number of share options
So Chak Kwong, Jack	07/25/2004 to 07/23/2013	4.35	12,000,000
Yuen Tin Fan, Francis	08/26/2001 to 07/23/2013(1)	18.077	17,068,000
Peter Anthony Allen	08/17/2000 to 07/23/2013(1)	9.756	2,629,200
Alexander Anthony Arena	08/17/2000 to 07/23/2013(1)	14.74	12,800,000
Chung Cho Yee, Mico	08/17/2001 to 07/23/2013(1)	13.034	11,390,400
Lee Chi Hong, Robert	07/25/2004 to 07/23/2013	4.35	5,000,000
Sir David Ford	07/25/2004 to 07/23/2013	4.35	1,000,000

_______________

(1)

These dates reflect the composite exercisable period for all option grants to such person.

Pursuant to the new share option scheme, we granted options to our employees and directors to subscribe for our ordinary shares. Details of the outstanding options granted to our directors as at April 30, 2006 under the new share option scheme are as follows:

Name of Director	Exercisable period (mm/dd/yyyy)	Weighted average exercise price HK$	Outstanding number of share options
So Chak Kwong, Jack	02/08/2006 to 02/07/2009	4.475	3,500,000
Yuen Tin Fan, Francis	02/08/2006 to 02/07/2009	4.475	3,000,000
Peter Anthony Allen	02/08/2006 to 02/07/2009	4.475	2,000,000
Alexander Anthony Arena	02/08/2006 to 02/07/2009	4.475	3,000,000
Chung Cho Yee, Mico	02/08/2006 to 02/07/2009	4.475	3,000,000
Lee Chi Hong, Robert	02/08/2006 to 02/07/2009	4.475	1,000,000
Dr. Fan Xingcha	09/01/2006 to 08/31/2010	5.250	7,000,000
Sir David Ford	02/08/2006 to 02/07/2009	4.475	2,000,000

Details of the outstanding options granted to our directors by Pacific Century Premium Developments Limited, our indirect non wholly owned subsidiary, under its share option scheme as at April 30, 2006 are as follows:

Name of Director	Exercisable period (mm/dd/yyyy)	Weighted average exercise price HK$	Outstanding number of share options
So Chak Kwong, Jack	12/20/2004 to 12/19/2014	2.375	5,000,000
Chung Cho Yee, Mico	12/20/2004 to 12/19/2014	2.375	5,000,000

Other than as disclosed above, at no time during the year and for the period up to April 30, 2006 was PCCW Limited or any of its subsidiaries a party to any arrangements to enable the directors of PCCW Limited to acquire benefits by means of the acquisition of shares in PCCW or any of its subsidiaries and none of the directors, their spouses or children under the age of 18 had any right to subscribe for the securities of PCCW or any of its subsidiaries.

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

ITEM 7.

           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table below sets forth information with respect to persons who were beneficial owners of 5% or more of our outstanding ordinary shares as at April 30, 2006 to the extent that such information is available to us or can be ascertained from public filings.

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

Name of shareholder	Notes	Number of shares	%
OS Holdings Limited	1	1,547,127,587	22.98
The Starlite Unit Trust	1	1,547,127,587	22.98
The Ocean Unit Trust	1	1,547,127,587	22.98
Ocean Star Management Limited	1	1,547,127,587	22.98
Ocean Star Investment Management Limited	1	1,547,127,587	22.98
Pacific Century Group Holdings Limited	1	1,547,127,587	22.98
Pacific Century Regional Developments Limited	2	1,526,773,301	22.68
Pacific Century International Limited	3	1,526,773,301	22.68
Pacific Century Group (Cayman Islands) Limited	4	1,526,773,301	22.68
Anglang Investments Limited	5	1,526,773,301	22.68
China Network Communications Group Corporation	6	1,343,571,766	19.96

_______________

Notes:

(1)

Pacific Century Group Holdings Limited, or PCGH, beneficially owns 20,354,286 shares. PCGH may be deemed to beneficially own the 1,526,773,301 shares beneficially owned by PCRD due to PCGH’s indirect interest in PCRD. As a result, PCGH may be deemed to beneficially own a total of 1,547,127,587 shares.

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

(2)

PCRD beneficially owns 1,526,094,301 shares and 679,000 shares in the form of 67,900 ADSs.

(3)

Pacific Century International Limited, or PCIL, does not directly own any shares. PCIL may be deemed to beneficially own the 1,526,773,301 shares beneficially owned by PCRD due to PCIL’s indirect interest in PCRD.

(4)

Pacific Century Group (Cayman Islands) Limited, or PCGCI, does not directly own any shares. PCGCI may be deemed to beneficially own the 1,526,773,301 shares beneficially owned by PCRD due to PCGCI’s interest in PCRD.

(5)

Anglang Investments Limited, or Anglang, does not directly own any shares. Anglang may be deemed to beneficially own the 1,526,773,301 shares beneficially owned by PCRD due to Anglang’s interest in PCRD.

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

As at April 30, 2006 a total of 6,732,818,821 of our ordinary shares were outstanding. As at April 30, 2006, 32,148,760 of our ordinary shares were registered in the name of a nominee of Citibank N.A., the depositary under our ADS deposit agreement. We believe that, of such shares, approximately 32.14 million were held in the form of ADSs by approximately 564 holders in the U.S.

B.     Related Party Transactions

This section describes certain transactions between other parties with whom we have a relationship and us. This section should be read in conjunction with the description of significant transactions with related parties under “Item 5. Operating and Financial Review and Prospects―Transactions with Related Parties.” During 2005, the largest aggregate amount of outstanding loans made by us to related parties was HK$1,312 million and the total amount of these outstanding loans was HK$56 million as of December 31, 2005.

Some of the transactions listed below do not constitute related party transactions for purposes of Form 20-F, but they were required to be disclosed by us as “connected person” transactions under the SEHK Listing Rules and, consequently, are listed below for reasons of completeness.

1.

Related Party Transactions with SUNDAY

As at April 30, 2006, we beneficially owned approximately 79.35% of SUNDAY’s shares. For information regarding our acquisition of SUNDAY in June 2005, see “Item 4.B. Telecommunications Services (TSS)—Products and Services—Other Services—Mobile Business.”

We have entered into a number of agreements with SUNDAY, some of which pre-date our acquisition of SUNDAY.

After our acquisition of SUNDAY, we have continued to provide certain types of leased circuits and interconnection capacity to SUNDAY. The total charges in respect of the provision of such leased circuits paid by SUNDAY to us for the year ended December 31, 2005 was approximately HK$26.4 million.

In accordance with the regulations of OFTA, wireless operators are required to pay interconnection charges to us for transmission of mobile calls via our public switched telephone network. The rates for the interconnection charges payable to us are regulated by OFTA.  The total interconnection charges paid by SUNDAY to us for the year ended December 31, 2005 was approximately HK$20.6 million.

In 2005, we purchased mobile phones and trade-in mobile phones from SUNDAY in an amount of approximately HK$20.8 million.

We have also entered into a number of other agreements with SUNDAY in connection with, or in anticipation of, SUNDAY’s new business model, which SUNDAY began implementing in late April 2006. For information on SUNDAY’s new business model, see “Item 4.B. Telecommunications Services (TSS)—Products and Services—Other Services—Mobile Business.” All such agreements with SUNDAY are on normal commercial terms and were approved by SUNDAY’s independent shareholders at its extraordinary general meeting on April 26, 2006. Moreover, none of the wholesale and outsourcing arrangements SUNDAY has with us are exclusive and SUNDAY is free to have other wholesale and outsourcing arrangements with third parties. Our agreements with SUNDAY generally have a term of three years, unless terminated by either party. Early termination under these agreements requires at least six months notice.  Early termination by us under certain agreements requires at least nine months notice.

Central to SUNDAY’s new business model are agreements under which SUNDAY will sell its 2G and 3G product offerings to us on a wholesale basis for resale to our customers.

The 2G Wholesale Mobile Services Agreement dated April 7, 2006 provides for Mandarin to sell to HKTC on a wholesale basis Mandarin’s 2G mobile telecommunications services (including local and roaming (outbound) airtime, short messaging service, international direct dialing, global packet radio service, multimedia messaging services, value added services and other services). HKTC agrees not to engage in the consumer business and not to promote, distribute or resell these 2G mobile services to consumer customers using the PCCW brand except to the extent that (1) a 3G customer also requests 2G services as part of the service plan; or (2) a customer requests 2G services as part of HKTC or its affiliates’ other products or services. HKTC must pay to Mandarin monthly usage charges for the various services, charged at retail rates with volume discounts, and other fees charged at cost with a percentage mark-up and/or calculated based on the agreed unit rate set out in this agreement and determined by reference to the retail rate and the rate charged to MVNOs. HKTC has a monthly minimum commitment of HK$500,000 under the agreement. HKTC must also pay support service fees, comprising a billing support fee and sales administration, after-sale support, customer data processing and customer service hotline fees, all of which comprise a fixed monthly amount as well as a per customer charge, which are determined by reference to costs incurred in the provision of such services; a mobile number portability support fee, which is charged at actual cost to Mandarin; and a SIM card production fee, which is charged at actual cost to Mandarin plus a 10% mark-up. Finally, HKTC also needs to contribute to the annual license fee payable to OFTA by Mandarin in the amount of a charge per customer or at such other rates as determined by OFTA from time to time. The maximum aggregate annual value for the services provided under this agreement for the years ended December 31, 2006, 2007 and 2008 is HK$47,000,000, HK$43,000,000, and HK$40,000,000, respectively. This agreement has a term of 3 years unless terminated earlier by either party by not less than 6 months written notice.

The 3G Wholesale Mobile Services Agreement dated April 7, 2006 provides for SUNDAY 3G to sell to HKTC on a wholesale basis SUNDAY 3G’s 3G mobile telecommunications services (including local and roaming (outbound) airtime, short messaging service, international direct dialing, global packet radio service, multimedia messaging services, value added services and other services). HKTC agrees not to wholesale or sub-sell the 3G mobile telecommunications services to any third party other than HKTC’s commercial and consumer customers. HKTC must pay to SUNDAY 3G monthly usage charges for various services, charged at retail rates with volume discounts and other fees charged at cost with percentage mark-up and/or calculated based on the agreed unit rate as set out in this agreement and amount of usage with discounts to be applied to the level of spending with certain minimum fees. The unit rates are determined by reference to the retail rate and the rate charged to MVNOs. Because there are no precedent rates for the determination of the 3G charges, the charges and volume discounts were mostly determined based on the 2G charges and volume discounts. The charges are subject to and conditional upon HKTC’s annual minimum commitment in an amount equal to the amount of the annual license fee payable by SUNDAY 3G to OFTA with respect to its mobile carrier license. HKTC must also pay support service fees, comprising a billing support fee and sales administration, after-sale support, customer data processing and customer service hotline fees, all of which comprise a fixed monthly amount as well as a per customer charge, which are determined by reference to costs incurred in the provision of such services, a mobile number portability support fee, which is charged at actual cost to SUNDAY 3G, and a SIM card production fee, which is charged at actual cost to SUNDAY 3G plus a 10% mark-up. Finally, HKTC also needs to contribute to the annual license fee payable to OFTA by SUNDAY 3G in the amount of a charge per customer or at such other rates as determined by OFTA from time to time. The maximum aggregate annual value for the services provided under this agreement for the years ended December 31, 2006, 2007 and 2008 is

HK$571,000,000, HK$1,464,000,000, and HK$3,457,000,000, respectively. This agreement has a term of 3 years unless terminated earlier by HKTC by not less than 9 months written notice provided that such notice shall not be issued by HKTC before the expiry of the first 9 months from the effective date of the agreement or by SUNDAY 3G by not less than 6 months written notice.

In support of SUNDAY’s wholesale of 2G and 3G mobile telecommunications services to us under the 2G Wholesale Mobile Services Agreement and the 3G Wholesale Mobile Services Agreement, SUNDAY provides content delivery support services to us, pursuant to which SUNDAY receives, transmits, carries and delivers the analogue and/or digital transmission signals of all content delivered by or with our authority through its 2G or 3G mobile network.

In addition to the 2G Wholesale Mobile Services Agreement and the 3G Wholesale Mobile Services Agreement, SUNDAY has entered into a number of ancillary agreements with us in support of SUNDAY’s new business model, which fall into three basic categories of transactions: (i) the provision of telecommunications services and/or products by SUNDAY to us, (ii) the purchases made by SUNDAY from us and (iii) the provision of services by us to SUNDAY.

We have also entered into agreements with SUNDAY under which we act as a distributor for the distribution, promotion and sale of certain of SUNDAY’s 2G products and services.  We commenced acting as SUNDAY’s distributor in the second half of 2005.

We also act as the distributors for SUNDAY for certain Blackberry products and services.

SUNDAY also sells certain mobile plans to us.

We collect mobile handsets surrendered to SUNDAY via its retail shops and other channels for trade-in.

We provide to SUNDAY direct dial international switched service for the carriage of basic voice and data on the voice-band from an interconnect gateway switch of HKTC to destinations outside Hong Kong.  We also provide to SUNDAY the flexible bandwidth 1.5 Mbps service solution for data transmission and one-way, serial-digital video transmission link which supports the running of content involving video clips.

We are designing and building SUNDAY’s new mobile switching center.

We provide SUNDAY with office space and facility management services at telephone exchange buildings.  Subject to governmental approval, SUNDAY has licenses to occupy parts of two of our telephone exchanges.

We provide SUNDAY with suitable staff on secondment.

SUNDAY has entered into an agreement pursuant to which it will act as our non-exclusive agent for the sale and marketing of our specified products and/or services, including, but not limited to, PCCW broadband service, local telephone service, IDD and value-added services and customer premises equipment products.

We and SUNDAY also agreed to jointly market and promote SUNDAY's products and services in consideration of the payment of a sponsorship fee by us.

To facilitate the implementation of SUNDAY’s new business model, SUNDAY also outsources certain business functions to us, including network management, corporate services, call center management, systems integration and operations, handset purchases, billing and payment management, content management services, property management and logistics support and procurement services.

For more information regarding SUNDAY’s new business model and the related contracts with us, please see the circular dispatched to SUNDAY’s shareholders which SUNDAY furnished to the SEC on Form 6-K on April 28, 2006.

The following table sets forth information regarding transactions between us and SUNDAY for the year ended December 31, 2005.

Transaction amount (HK$ million)
Sales of services to SUNDAY(1):
Interconnection charges	20.6
Leased lines rental charges	26.4
Dealer commission charges	5.8
Total	52.8

Purchase of goods from SUNDAY(1):
Purchase of mobile phones	19.7
Purchase of trade-in mobile phones	1.1
Total	20.8

Finance costs received from facilities provided to SUNDAY(2):
Total	25.2

______________

(1)

Terms of the transactions were negotiated and agreed by both parties in the ordinary course of business, except for certain services for which the rates are regulated by OFTA.

(2)

Finance costs include interest income received on loans to SUNDAY and commission fees in respect of the performance bonds arranged for SUNDAY.

After our acquisition of SUNDAY, we provided with several inter-company loans to SUNDAY.

In July 2005, we arranged with a bank to provide performance bonds in the aggregate amount of HK$210.7 million to replace the performance bonds provided to the TA under the 3G performance bond facility provided by Huawei.  Effective as of October 22, 2005, the aggregate amount of the performance bonds was increased to HK$301.2 million to comply with the license conditions of SUNDAY’s 3G license.

Pursuant to a letter agreement dated July 25, 2005 made between the Company and SUNDAY 3G, in consideration of the Company having entered into the banking facility and arranging for the issue of performance bonds under such facility for SUNDAY 3G's license, SUNDAY 3G agreed and undertook to the Company that:

(i)

SUNDAY 3G shall pay to the Company an annual non-refundable commission based on the amount of performance bonds issued from time to time;

(ii)

any amount drawn under any performance bond is deemed as an advance by the Company to SUNDAY 3G and such advance shall be immediately due and payable by SUNDAY 3G on demand being made by the Company; and

(iii)

SUNDAY 3G shall hold the Company harmless and indemnify the Company against all actions, claims, demands and proceedings in connection with or in relation to a general letter of indemnity dated July 21, 2005 entered into by the Company in favor of the bank providing the performance bond facility and shall pay to the Company on first demand the amount of all costs, liabilities, claims, demands, damages, losses and expenses of any kind (on a full indemnity basis) which may be incurred or sustained by the Company under such letter of indemnity.

On July 27, 2005, HKT entered into a facility agreement on normal commercial terms with Mandarin.  Pursuant to the facility agreement, HKT made available a general facility, or the HKT General Facility, with a term of three years in the principal amount of HK$440.0 million, to be applied by Mandarin to repay amounts outstanding under the general facility between Mandarin and Huawei, and an equipment facility, or the HKT Equipment Facility, with a term of five years in the principal amount of HK$460.0 million, to be applied by Mandarin to repay amounts outstanding under the equipment supply facility between Mandarin and Huawei.  The HKT General Facility and the HKT Equipment Facility are unsecured and bear interest at a rate equal to the cost of funds notified by HKT to Mandarin from time to time plus a margin of 0.25% per annum.

On July 29, 2005, approximately HK$429.6 million of the HKT General Facility and approximately HK$444.2 million of the HKT Equipment Facility were drawn down and used by Mandarin to repay the outstanding principal amounts, accrued interest, commitment fees and early repayment charges under the facility agreement with Huawei.

On September 9, 2005, PCCW Services Limited or PCCW Services, a direct wholly-owned subsidiary of the Company, entered into a HK$673.5 million facility agreement with Mandarin, or the PCCW Services Facility, on normal commercial terms, to finance implementation of the 3G network and upgrade of the 2G network.

On October 3, 2005, HKT entered into a HK$100.0 million facility agreement with Mandarin, or the HKT 3G Facility, on normal commercial terms, to finance implementation of the 3G network.

On November 18, 2005, PCCW Services entered into a HK$230.0 million facility agreement with Mandarin, or the PCCW Services Facility 2, on normal commercial terms, to finance the implementation of the 3G network.

As of December 31, 2005, loans totalling HK$330 million had been drawn down by SUNDAY under the PCCW Services Facility, the HKT 3G Facility and the PCCW Services Facility 2.  The loans are unsecured and bear interest at a rate equal to the cost of funds notified by HKT or PCCW Services, as the case may be, to Mandarin from time to time plus a margin of 0.25% per annum.

2.

Connected Transactions with China Telecom and its subsidiaries and associates, or China Telecom Group

We from time to time enter into transactions with China Telecom Group, or the CTC Transactions, for services provided and to be provided by us relating to solutions and system integration services, project management, advisory, training, application development, design, maintenance and implementation services, equipment and equipment installation products and services that support a variety of telecommunications products and services within the PRC, voice and data communication products and services (including without limitation to bandwidth services), and the acquisition or sale or delivery of international and associated domestic connectivity products and services and/or telephone traffic minutes of use, or the Services.

UCITC is a 50%: 50% equity joint venture established in the PRC by Unihub Global Network Technology (China) Limited, an indirect non wholly owned subsidiary of the Company, and China Huaxin Post and Telecommunications Economy Development Centre, or China Huaxin, a wholly owned subsidiary of China Telecom. UCITC is an indirect non wholly owned subsidiary of the Company because the Company indirectly controls the composition of a majority of the board of directors of UCITC. Accordingly, members of China Telecom Group are connected persons (as defined in the SEHK Listing Rules) of the Company and transactions between us and China Telecom Group will constitute connected transactions for the Company under the SEHK Listing Rules.

The consideration for each of the CTC Transactions is a fixed sum set out in the relevant agreements between the relevant parties for a fixed term of not more than 3 years, settled by way of cash and determined by arm’s length negotiations between the relevant parties with reference to (i) the estimated costs of the provision of the relevant Services to China Telecom Group; and (ii) if applicable, the estimated costs of the relevant hardware equipment and the resources to be incurred by us for installing the same.

Given the anticipated recurring nature of the Services to be provided by us to China Telecom Group, the CTC Transactions constitute continuing connected transactions under Rule 14A.34 of the SEHK Listing Rules. As disclosed in the Company’s announcement dated August 27, 2004, the annual cap of the CTC Transactions during each of the three financial years ending December 31, 2006 is approximately HK$563,000,000. The CTC Transactions will only be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the SEHK Listing Rules and no shareholders’ approval will be required if the aggregate value of the CTC Transactions on an annual basis does not exceed 2.5% of each of the percentage ratios (other than profits ratio) of the SEHK Listing Rules.

The aggregate value for the CTC Transactions between us and China Telecom Group for the year ended December 31, 2005 was approximately HK$561 million.

Our Board of Directors, including the independent non-executive directors, has reviewed and confirmed that the CTC Transactions for the year ended December 31, 2005 were entered into:

(i)

in our ordinary and usual course of the business;

(ii)

either on normal commercial terms or on terms no less favourable to us than terms available to or from independent third parties; and

(iii)

in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of our shareholders as a whole.

In addition, our external auditors confirmed to our Board of Directors in writing in respect of the CTC Transactions for the year ended December 31, 2005 that the CTC Transactions:

(i)

were approved by our Board of Directors;

(ii)

were in accordance with our pricing policies if the CTC Transactions involve provision of goods or services by us;

(iii)

were entered into in accordance with the relevant agreements governing the CTC Transactions; and

(iv)

did not exceed the annual cap disclosed in the CTC Announcement.

3.

Connected Transactions with CNC Group

On April 1, 2005, the Company announced that China Netcom (BVI), an indirect wholly-owned subsidiary of CNC, completed its subscription for approximately 20% of the issued share capital of the Company, or the Subscription.

China Netcom (BVI) is a substantial shareholder and connected person (as defined in the SEHK Listing Rules) of the Company. Accordingly, members of CNC Group including CNC, China Netcom (Group) Company Limited, China Netcom Holding (as defined below) and CNCBB (as defined below) are connected persons of the Company under the SEHK Listing Rules. The following transactions between us and CNC Group constitute connected transactions for the Company under Chapter 14A of the SEHK Listing Rules since April 1, 2005.

(a)

Financial Arrangements with CNC for Equipment Purchases

On April 1, 2005, the Company announced the below business arrangement between us and CNC Group would continue after completion of the Subscription.

On September 12, 1995, HKT entered into a Memorandum of Agreement on the financial arrangement for the equipment purchases, or the Memorandum, with the MPT of the PRC in support of the Beijing-Jiujiang-Guangzhou Optical Fibre Cable System Project, or the Project.

Under the Memorandum, HKT agreed to provide financing of up to US$70 million to MPT, or the Loan. The Loan is repayable in 20 equal half-yearly installments over 10 years, with a two-year grace period and a fixed interest rate of 4% per annum payable on the amount of the outstanding balance. The Loan is to be used to settle the equipment purchases for the Project. The first principal repayment date was May 31, 1998 and thereafter principal and interest is required to be paid once every 6 months.

On August 31, 1998, a supplemental agreement was entered into between MPT and HKT, or the Supplemental Agreement, under which the total loan amount of US$70 million was divided into two phases. For phase 1, the amount of US$45,445,914 had been fully drawn and the remaining balance of US$24,554,086 would be treated as the phase 2 Loan.

On June 21, 1999, MPT, HKT, the Ministry of Information Industry of the People’s Republic of China, or MII,

and the Directorate General of Telecommunications P&T, China, or the DGT, entered into a novation agreement, or the Novation, to novate all the rights and obligations under the Memorandum and the Supplemental Agreement to DGT. Due to the reform of the institutions under the State Council of the PRC on March 10, 1998, MII was created to replace and take over the administrative functions and powers of MPT. Consequently MII assumed all the rights, indebtedness, obligations and liabilities of MPT. Under the Novation, MII and MPT nominated DGT to assume all the rights and obligations under the Loan.

On December 8, 2003, HKT, China Telecom, previously known as DGT, and CNC entered into another novation agreement, or the Second Novation. Under the Second Novation, CNC assumed the rights and obligations under the Loan.

The final repayment of the Loan is due on May 31, 2010. As at December 31, 2005, the outstanding principal amount of the Loan is US$12.71 million, which exceeds 0.1% but is less than 2.5% of the relevant percentage ratios under Rule 14A.32 of the SEHK Listing Rules. Accordingly, the arrangement described above is only subject to reporting and announcement requirements under Chapter 14A of the SEHK Listing Rules.

(b)

Provision of System Integration and Consultancy Services to CNC Group

On July 13, 2005, the Company announced that PCCW (Beijing) Limited, or PCCW Beijing, a company incorporated in the PRC and a wholly-owned subsidiary of the Company, agreed to enter into nine Enterprise Resource Planning, or ERP Agreements, with CNC and China Netcom (Group) Company Limited on or before August 31, 2005, or the ERP Transaction, relating to the provision of system integration and consultancy services for establishing ERP system to CNC Group in nine northern provinces of the PRC which are Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Shanxi Province, Jilin Province, Heilongjiang Province and the Inner Mongolia Autonomous Region. The ERP Agreements were entered on August 31, 2005.

The aggregate value of the ERP Transaction was approximately RMB96,070,000 (approximately HK$91,495,000).

(c)

Acquisition of 50% interests in CNCBB from CNC Group

On August 25, 2005, the Company announced that PCCW IMS China, an indirect wholly-owned subsidiary of the Company, entered into the Framework Agreement, or the Framework Agreement with CNC and CNCBB to acquire from CNC Group 50% of the registered capital of CNCBB, a limited liability company established in the PRC. Details of the Framework Agreement have been set out in the Company’s announcement dated August 25, 2005, or the First Announcement.

Further to the First Announcement, the Company announced on March 2, 2006 that PCCW IMS China entered into the Sale and Purchase Agreement, or the Sale and Purchase Agreement with CNC and China Netcom (Holdings) Company Limited, or China Netcom Holding (as vendors) and CNCBB (as the target company) whereby PCCW IMS China would acquire an aggregate of 50% of the registered capital of CNCBB in accordance with the terms of the Sale and Purchase Agreement as more particularly described in the Company’s announcement dated March 2, 2006.

The Sale and Purchase Agreement was entered on March 2, 2006 which are substantially based on the framework set out in the Framework Agreement.

The consideration for the acquisition of 50% interests in CNCBB from CNC Group was RMB318,000,000 (approximately HK$305,770,000), payable in Hong Kong dollars.

(d)

Continuing Connected Transactions between us and CNC Group

On August 12, 2005, the Company announced that we from time to time may enter into transactions with CNC Group relating to the acquisition and provision of certain information technology services and products. Details of which have been disclosed in the Company’s announcement dated August 12, 2005, or the CNC Announcement. These transactions constitute continuing connected transactions of the Company under Rule 14A.14 of the SEHK Listing Rules and are classified into the following categories based on the nature of the transactions, or the CNC Transactions:

(1)

Provision of data services by us to CNC Group;

(2)

Provision of data services by CNC Group to us; and

(3)

Provision of system integration services by us to CNC Group.

The consideration for each of the above CNC Transactions under the different categories is a fixed sum set out in the agreement between the parties, settled by way of cash and determined by arm’s length negotiations between the parties with reference to (i) the estimated costs of the provision of the relevant services to and/or from CNC Group; and (ii) if applicable, the estimated costs of the relevant hardware equipment and the resources to be incurred by us for installing the same. In general, the duration or term of each CNC Transaction will not exceed 3 years, other than those capacity purchase and sale contracts relating to the grant of indefeasible rights to use bandwidth capacity, or the IRU Contracts available on both groups’ networks to and/or from the CNC Group.

We may from time to time enter into capacity purchase or sale contracts relating to the IRU Contracts which are categorized under data services (as mentioned above) and are part of our normal commercial activities. As disclosed in the CNC Announcement, Access Capital Limited, the independent financial advisor appointed under Rule 14A.35(1) of the SEHK Listing Rules confirmed that it is normal business practice for the duration of the IRU Contracts to exceed 3 years or up to 15 years.

Given the anticipated recurring nature of the CNC Transactions, the directors set a maximum aggregate annual value, or the CNC Annual Cap for each category of the CNC Transactions as disclosed in the CNC Announcement.  As a result of the continuing growth and development of the relationship between us and CNC Group and their respective businesses, we have entered into additional transactions with CNC Group in relation to the provision of data services by CNC Group to us.  Accordingly, the CNC Annual Caps in respect of the provision of data services by CNC Group to us will be increased for each of the financial years ending December 31, 2006 and December 31, 2007 as a result of the increase in volume of transactions in relation to the provision of data services.  Such details have been disclosed in the Company’s announcement dated April 12, 2006.

The aggregate value and the CNC Annual Cap of each category of the CNC Transactions for the period from April 1, 2005 (the date of completion of the Subscription) to December 31, 2005 are as follows:

	Aggregate Value	CNC Annual Cap
Category	For the 9 months’ period from April 1, 2005 to December 31, 2005	For the 9 months’ period from April 1, 2005 to December 31, 2005
	(HK$ thousands)	(HK$ thousands)
(1) Provision of data services by us to CNC Group	8,338	150,000
(2) Provision of data services by CNC Group to us	29,912	61,000
(3) Provision of system integration services by us to CNC Group	127,262	246,800

Our Board of Directors, including the independent non-executive directors of the Company, has reviewed and confirmed that the CNC Transactions for the period from April 1, 2005 to December 31, 2005 were entered into:

(i)

in the ordinary and usual course of our business;

(ii)

either on normal commercial terms or on terms no less favourable to us than terms available to or from independent third parties; and

(iii)

in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of our shareholders as a whole.

In addition, our external auditors confirmed to our Board of Directors in writing in respect of the CNC Transactions for the period from April 1, 2005 to December 31, 2005 that the CNC Transactions:

(i)

were approved by our Board of Directors;

(ii)

were in accordance with our pricing policies if the CNC Transactions involve provision of goods or services by us;

(iii)

were entered into in accordance with the relevant agreements governing the CNC Transactions; and

(iv)

did not exceed the CNC Annual Cap disclosed in the CNC Announcement.

4.

Connected Transaction with Dr. Tian Suning

Pursuant to an Amended and Restated Limited Partnership Agreement dated April 20, 2006 entered into among, inter alia, Internet Applications Limited, our indirect wholly-owned subsidiary, and CBC Partners, L.P., the general partner of China Broadband Capital Partners L.P., or the Fund, Internet Applications Limited agreed to invest up to a maximum of US$50 million in the Fund. The size of the Fund is estimated to range from approximately US$200 million to US$300 million. The Fund has been established to invest principally in telecommunications, media and technology related companies with substantial markets and/or operations in the PRC. The general partner of the Fund is an associate of Dr. Tian Suning, a non-executive director and deputy chairman of PCCW.

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

Reach Networks has instituted legal proceedings against certain operators of telecommunications networks to recover lost revenue resulting from the activities of those operators whom we believe were involved in diversion of international telecommunications traffic in breach of our legal rights. With respect to these legal proceedings, we consider the following to be material:

Plaintiff	Defendant	Date commenced	Court	Description of Proceedings	Relief Sought

Reach Networks	Wharf T&T Limited	February 3, 1999	High Court (HCCL No. 8 of 2000)	Improper diversion of delivery fees on inbound international traffic	HK$157 million plus interest

PCCW-HKT Telephone Limited and Reach Networks	City Telecom (H.K.) Limited (CTI)	July 10, 1998	High Court (HCA11409 of 1998)	Improper routing of international telephone calls so as to bypass Reach’s international telecommunications gateway	HK$78.275 million plus interest

In connection with the legal proceedings instituted against it by Reach Networks, Wharf had filed a counterclaim against Reach Networks for HK$78.5 million. Reach Networks and Wharf settled these proceedings on December 16, 2005. In relation to the legal proceedings brought by Reach Networks against CTI, the action remains in the evidence-gathering phase. The currently pleaded claim is for HK$78.275 million plus interest, but this sum may need to be revised following further assessment by an expert in due course. CTI has counterclaimed for an unspecified amount, alleging that Reach Networks and PCCW-HKT Telephone Limited had engaged in anti-competitive marketing activities. All or any of our actions may be successful or unsuccessful and no assurance can be given that any recovery will be possible. Pursuant to the agreements for the transfer of our Internet protocol backbone operations to Reach, as part of our joint venture with Telstra, we retain the right to any proceeds if these proceedings are successful and we will be solely responsible for the conduct of these proceedings and all costs and expenses incurred in connection with these proceedings.

On April 23, 2002, a writ of summons was issued against HKT, our indirect wholly owned subsidiary, by New Century Infocomm Tech Co., Ltd. for its failure to purchase 6,522,000 shares of TTNS, our indirect subsidiary, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$99 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725% per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Chapter 4 of the Laws of Hong Kong. However, this figure should be reduced by the current market value of shares in TTNS, which would be transferred to HKT in the event that the claimants were successful in their claim. A defense was filed on May 29, 2002. Based on legal advice received, the directors believe that HKT has valid defenses, and therefore no provision has been made.

PCCL has filed a winding up petition before the Delhi High Court in relation to Data Access (India) Limited, or Data Access, a passive 35.3% investment of ours, on the basis that PCCL had lent Data Access a total amount of US$10 million under two loan agreements dated May 24, 2000 and July 24, 2000. In the winding up petition, PCCL claimed that according to the terms and conditions of the two loan agreements, the entire amounts lent to Data Access along with interest thereon was and is repayable within three years from the dates of drawing such amounts. PCCL further claimed that Data Access has admitted in its statutory filings that the amounts are overdue for repayment and Data Access has repeatedly defaulted in its repayment obligations. On October 26, 2004, at the first hearing on the winding up petition, the Delhi High Court passed ex-parte ad-interim directions restraining Data Access from alienating its assets and receivables except in the normal course of its business. The Delhi High Court also appointed the Official Liquidator attached to the Court as the Provisional Liquidator to supervise the enforcement of this order. On November 18, 2005, the Delhi High Court ruled in favour of PCCL’s petition to wind up Data Access. Data Access and certain other third parties have indicated their intention to challenge this decision. Such proceedings are ongoing.

We have been notified of a criminal complaint filed by the Income Tax Department in India against past and present directors of Data Access in relation to an alleged failure by Data Access to pay tax since late 2003. Certain of our directors and employees were previously non-executive directors of Data Access and were not involved in its day to day management.  They all resigned on April 23, 2004. The proceedings are at a preliminary stage and, to date, formal charges have not been brought against any of our directors. The Company is of the view that its directors and officers have no liability in relation to this matter.

We have recently been notified of two further cases in India involving certain of our directors and employees in connection with Data Access. The Company is of the view that both such cases are devoid of any merit. The first case involves a complaint made by the majority shareholder of Data Access to the Criminal Bureau of Investigation

in India alleging that economic crimes were committed by, inter alia, certain of our directors and employees against, inter alia, the Government of India. The Criminal Bureau of Investigation has indicated that it does not intend to act upon this complaint. The second case involves allegations by the same individual to the police in Chennai, India alleging that certain of our directors and employees committed crimes against him. The complaint is presently being investigated. The Company and the involved directors and employees will vigorously contest these two cases if steps are taken against them.

As we operate in a regulated industry, we routinely are involved in legal proceedings, including, in particular, judicial review proceedings of TA decisions and appeals to the Competition Board relating to regulatory matters. See “4.B. Business Overview―Regulation.”

Dividend Policy

On April 22, 2004, we announced our intention to effect a capital reduction by eliminating the entire sum standing to the credit of the share premium account of PCCW Limited. The proposal was approved by shareholders at our extraordinary general meeting held on May 19, 2004 and confirmed by the High Court on August 3, 2004. The capital reduction gave rise to a credit of approximately HK$173,465 million, based on the share premium account of PCCW Limited, on an unconsolidated basis as at June 30, 2004. Such credit was applied in writing off the accumulated losses of PCCW Limited of approximately HK$152,932 million, and the remaining balance of approximately HK$20,532 million was transferred to a special capital reserve created by us, the application of which is subject to the conditions imposed by the High Court. The capital reduction represented the completion of a necessary technical formality in order to permit the payment of dividends, as and when our Board of Directors considers it appropriate.

We declared and paid an interim dividend in an amount of HK$0.055 per share to our shareholders in November 2004. A final dividend in an amount of HK$0.096 per share was paid to our shareholders in May 2005. In addition, we declared and paid an interim dividend in an amount of HK$0.065 per share to our shareholders in October 2005. Our Board of Directors has recommended, subject to the approval of our shareholders at the forthcoming annual general meeting, the payment of a final dividend of HK$0.12 for the year ended December 31, 2005.

On January 10, 2006, the High Court made an order permitting the release of our undertakings to the High Court in connection with the capital reduction subject to PCCW Limited setting aside amounts for the sole purpose of defeasing certain of its debts or liabilities existing at the date of the capital reduction. On March 27, 2006, we set aside sums totalling approximately US$544 million (approximately HK$4,243 million) and HK$106 million in our bank accounts to defease such debts and liabilities and our undertakings to the High Court were released.

We may pay dividends when our Board of Directors considers it appropriate in the future. The declaration or payment of dividends will depend on various factors, including:

•

attaining positive retained earnings;

•

our future operations, capital requirements and surplus;

•

general economic, political and financial conditions;

•

contractual restrictions;

•

defeasance of certain outstanding liabilities of the Company;

•

the amount of any asset impairment;

•

investment and acquisition policy; and

•

other factors our Board of Directors may deem relevant.

B.    Significant Changes

See Item 18.

ITEM 9.

           THE OFFER AND LISTING

A.    Offer and Listing Details

    Market Price Information

The following tables set forth the high and low sales prices per share of our ordinary shares listed on SEHK and the high and low prices per share of our ADSs (each representing 10 of our ordinary shares) listed on the NYSE, for the fiscal year ended December 31 of each year indicated below, as at the end of each fiscal quarter indicated below, and for each month of the six-month period ended April 30, 2006:

	HIGH		LOW
	Ordinary Shares (HK$)	ADSs (US$)	Ordinary Shares (HK$)	ADSs (US$)

2005	5.45	6.85	4.075	5.31

2004	6.60	8.50	4.55	5.85

2003 (Note)	7.05	8.98	4.125	5.18

2002	11.875	15.40	4.55	5.60
	(Note)	(Note)	(Note)	(Note)
2001	25.75	33.125	8.15	10.35
	(Note)	(Note)	(Note)	(Note)
2006:
First Quarter	5.75	7.308	4.75	6.06

2005:
First Quarter	5.00	6.35	4.075	5.22

Second Quarter	4.95	6.22	4.375	5.53

Third Quarter	5.45	6.85	4.80	6.12

Fourth Quarter	5.25	6.52	4.45	5.77

2004:
First Quarter	6.60	8.50	5.00	6.20

Second Quarter	6.15	7.68	4.825	5.96

Third Quarter	5.70	7.38	4.925	6.30

Fourth Quarter	5.25	6.85	4.550	5.85

November 2005	5.10	6.46	4.675	6.00
December 2005	5.05	6.45	4.75	5.83
January 2006	5.30	6.76	4.75	6.06
February 2006	5.75	7.308	5.10	6.06
March 2006	5.45	7.06	5.05	6.58
April 2006	5.35	6.91	5.05	6.56

___________

Note: Adjusted for share consolidation 5 into 1 effective January 8, 2003.

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

B.    Memorandum and Articles of Association

Our company is registered in Hong Kong and has been assigned company number 69030. Set forth below is a brief summary of certain provisions of our Memorandum and Articles of Association amended on May 23, 2005. This summary does not purport to be complete and is qualified in its entirety by reference to our Memorandum and Articles of Association, which is filed as Exhibit 1 to this annual report.

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

Directors

Subject to certain exceptions, our directors do not have power to vote at Board meetings on matters in which they or any of their associates have a material interest. Directors do not have power to vote at Board meetings on matters concerning their own appointment or remuneration or the terms thereof (including a variation of the terms thereof). Where arrangements are under consideration concerning the appointment (including the terms thereof) of two or more directors, a separate resolution may be put before the Board in relation to each director, and each of the interested directors shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment (including the terms thereof).

Our Board of Directors may exercise all the powers of PCCW to borrow money. Variation of these borrowing powers would require the passing of a special resolution of our shareholders.

Our Board of Directors has the power at any time to appoint any person as a director either to fill a casual vacancy or as an addition to our Board of Directors subject to the approval of the Executive Chairman. Any director so appointed shall hold office only until our next following annual general meeting and shall then be eligible for re-election. Pursuant to section 157A of the Companies Ordinance, Hong Kong, resolutions proposing the re-election of directors at a general meeting of a company must be proposed for each individual director seeking re-election, unless it has been agreed by a unanimous vote at that meeting that a single resolution may be proposed for the re-election of two or more directors. One-third (or the number nearest to but not greater than one-third) of the directors shall retire and offer themselves for re-election at each annual general meeting of the Company.

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

Except as otherwise provided by the conditions of issue or by our Articles of Association, any capital raised by the creation of new shares shall be subject to the same provisions with reference to payment of calls and installments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise as the ordinary shares in the original capital.

We may, by ordinary resolution, (a) consolidate and divide all or any of our capital into ordinary shares of larger or smaller amount than our existing ordinary shares; (b) cancel any ordinary shares that, at the date of passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the ordinary shares so cancelled; and (c) subdivide our existing ordinary shares or any of them into ordinary shares of smaller amount than is fixed by our Memorandum of Association, subject nevertheless to the provisions of the Companies Ordinance, Hong Kong.

We may by special resolution reduce our share capital, any capital redemption reserve fund or any share premium account in any manner authorized, and subject to any conditions prescribed by law.

Shareholder Meetings

Each year we must hold a general meeting as our annual general meeting in addition to any other meetings in that year and must specify the meeting as such in the notices calling it. Not more than fifteen months may elapse between one annual general meeting and the next. All general meetings other than the annual general meeting are called extraordinary general meetings.

Our directors may, at their discretion, convene an extraordinary general meeting, and an extraordinary general meeting may also be convened by our shareholders as provided in the Companies Ordinance, Hong Kong. All of our shareholders are entitled to attend and vote at the annual general meeting and at extraordinary general meetings.

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

Upon every transfer of ordinary shares, the certificate held by the transferor must be given up to be cancelled and must forthwith be cancelled accordingly and a new certificate must be issued to the transferee in respect of the ordinary shares transferred to him. If any of the ordinary shares included in the certificate so given up shall be retained by the transferor, a new certificate in respect thereof must be issued to him. We must also retain a record of the transfer.

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

1.

US$54,377,474.94 5% Mandatory Convertible Note due 2005 issued by us on June 28, 2002, as amended and restated effective April 25, 2003 and the note was fully redeemed on June 30, 2005 pursuant to the PCCW Mandatory Convertible Note Maturity Deed (see item 24).

2.

An agency agreement dated January 24, 2003 entered into by PCCW Capital No. 3 Limited, us and Deutsche Bank AG, Hong Kong Branch relating to the issue by PCCW Capital No. 3 Limited of US$456 million 7.88% Guaranteed Notes due 2013, as amended and restated by a supplemental agency agreement dated May 12, 2004.

3.

An agreement entered into by Telstra, Telstra Holdings Pty Limited, Telstra Holdings (Bermuda) No. 1 Limited, Pacific Century Cable Holdings Limited, Reach and us on October 13, 2000 relating to the business and operations of Reach, as amended and restated by a supplemental agreement dated January 31, 2001, further amended and restated by a supplemental agreement dated March 8, 2001, further amended and restated by a supplemental agreement dated June 28, 2002, further amended and restated by a supplemental agreement dated July 22, 2002, further amended and restated by a supplemental agreement dated April 15, 2003 and further amended and restated by a supplemental agreement dated April 16, 2005.

4.

An agreement dated October 13, 2000 between HKTC and Reach Networks relating to the supply of domestic connectivity services between Hong Kong and other countries by HKTC to Reach Networks as amended by an amendment agreement dated January 31, 2001, further amended by an amendment agreement dated April 15, 2003 and further amended by an amendment agreement dated April 16, 2005.

5.

PCCW Mandatory Convertible Note First Supplemental Deed dated April 15, 2003 between Telstra, us and Pacific Century Cable Holdings Limited and the note was fully redeemed on June 30, 2005 pursuant to the PCCW Mandatory Convertible Note Maturity Deed (see item 24).

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

9.

Shareholder Term Loan Facility Agreement dated January 12, 2001 between Reach Finance Limited, Reach, the initial guarantors, Telstra and us relating to the Reach Term Facility, effective June 18, 2004.

10.

Facility Agreement dated June 17, 2004 between Reach (as borrower) and Telstra and us (as lenders) relating to a US$50 million working capital revolving loan facility.

11.

Facility Letter dated July 13, 2004 between Standard Chartered Bank (HK) Ltd (as issuing bank), HKTC (as applicant) and us (as beneficiary) relating to a guarantee facility of up to HK$780 million.

12.

Deed of Charge Over Deposit Account dated July 13, 2004 between HKTC (as chargor), Standard Chartered Bank (HK) Ltd (as issuing bank and account bank) and us (as beneficiary) relating to a guarantee facility of up to HK$780 million and terminated as of March 30, 2006 by the Deed of Termination and Release (referred to in item 30).

13.

Placing Agreement dated October 28, 2004 between Asia Motion Limited (as vendor) and Lehman Brothers Asia Limited (as placing agent) relating to the placing of 118,000,000 ordinary shares of PCPD at HK$2.18 per PCPD share.

14.

Subscription Agreement dated October 28, 2004 between Asian Motion Limited and PCPD relating to the subscription of 118,000,000 new ordinary shares of PCPD at HK$2.18 per PCPD share.

15.

Block Trade Agreement dated November 30, 2004 between Asia Motion Limited (as seller) and Deutsche Bank AG, Hong Kong Branch (as contracting principal) relating to the placing of 450,000,000 ordinary shares of PCPD at HK$2.48 per PCPD share.

16.

Agreement for Sale and Purchase dated December 21, 2004 between Partner Link Investments Limited (as vendor) and Richly Leader Limited (as purchaser) relating to the sale of PCCW Tower.

17.

Subscription Agreement dated January 19, 2005 between China Netcom Group Corporation (BVI) Limited, China Network Communications Group Corporation and us relating to the subscription of 1,343,571,766 new ordinary shares in us at HK$5.90 per share, as amended by a supplemental agreement dated February 7, 2005.

18.

Deed of Rental Guarantee dated February 7, 2005 between Partner Link Investments Limited (as vendor), Ipswich Holdings Limited (as guarantor) and Richly Leader Limited (as purchaser) relating to the guarantee of a minimum monthly rental of HK$13,338,000 per month to the purchaser for five years.

19.

Deed of Assignment dated March 14, 2005 among China Netcom Group Corporation (BVI) Limited, China Netcom Corporation (BVI) Limited, China Network Communications Group Corporation and us pursuant to which China Netcom Group Corporation (BVI) Limited assigned its rights under the Subscription Agreement (referred to in item 17) to China Netcom Corporation (BVI) Limited.

20.

Reach Network Services Agreement dated April 16, 2005 among Reach, Reach Global, Reach Networks, Telstra, Hong Kong CSL Limited, PCCW Global (Singapore), HKTC and us relating to the supply by Reach of international connectivity services.

21.

Capacity Allocation Agreement dated April 16, 2005 among Reach Global, Telstra, PCCW Global (Singapore) and us relating to the granting by Reach Global of indefeasible rights to use Reach’s undersea cable capacity.

22.

Reach Debt and Asset Restructure Deed dated April 16, 2005 among Telstra, Telstra Holdings Pty Limited, Telstra Holdings (Bermuda) No. 1 Limited, PCCHL, HKTC, PCCW Global (Singapore), various members of the Reach Group and us relating to the restructuring of debt owed by Reach to its shareholders.

23.

Equitable Mortgage Amendment Deed dated April 16, 2005 between PCCHL, Telstra and PCCW relating to the extension of PCCW’s security obligation with respect to the US$54,337,474.94 5% Mandatory Convertible Note (referred to in item 1).

24.

PCCW Mandatory Convertible Note Maturity Deed dated May 26, 2005 between Telstra, Pacific Century Cable Holdings Limited and PCCW relating to the redemption of the US$54,377,474.94 5% Mandatory Convertible Note.

25.

Agreement for the sale and purchase of shares in SUNDAY dated June 13, 2005 between Distacom HK, Distacom and PCCW relating to the acquisition of 1,380,000,000 shares in SUNDAY.

26.

Agreement for the sale and purchase of shares in SUNDAY dated June 13, 2005 between Townhill, USI and PCCW relating to the acquisition of 410,134,000 shares in SUNDAY.

27.

Purchase Agreement dated July 13, 2005 between PCCW-HKT Capital No.3 Limited (as issuer), The Hongkong and Shanghai Banking Corporation Limited (as manager) and HKTC (as guarantor) relating to the issue by PCCW-HKT Capital No.3 Limited of US$500,000,000 5.25% Guaranteed Notes due 2015, or US$500 Million Notes.

28.

Indenture dated July 20, 2005 between PCCW-HKT Capital No.3 Limited (as issuer), HKTC (as guarantor) and HSBC Bank USA (as trustee) relating to the US$500 Million Notes mentioned in item 27 above.

29.

Guarantee dated September 30, 2005 between Standard Chartered Bank (Hong Kong) Limited and HKTC in favour of PCCW and terminated as of March 30, 2006 by the Deed of Termination and Release (referred to in item 30).

30.

Deed of Termination and Release dated March 30, 2006 in respect of the Guarantee referred to in item 29 above.

31.

Sale and Purchase Agreement dated March 2, 2006 between CNC, China Netcom (Holdings) Company Limited, CNCBB and PCCW IMS China relating to the acquisition of 50% of the registered capital of CNCBB for consideration of approximately HK$305,770,000.

32.

Amended and Restated Limited Partnership Agreement dated April 20, 2006 between, inter alia, CBC Partners, L.P. (as general partner of China Broadband Capital Partners, L.P.) and Internet Applications Limited (as a limited partner) to invest up to US$50 million.

D.    Exchange Controls

No foreign exchange controls exist in Hong Kong and there is a free flow of capital into and out of Hong Kong. There are no restrictions on remittances of Hong Kong dollars or any other currency from Hong Kong to persons not resident in Hong Kong for the purpose of paying dividends or otherwise.

E.    Taxation

The following summary contains a description of the principal U.S. federal income and Hong Kong tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs by a U.S. Holder (as defined below). This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold ordinary shares or ADSs. In particular, this summary does not address considerations relevant to all categories of potential investors, some of which may be subject to special rules (including, but not limited to, financial institutions, insurance companies, tax-exempt organizations, certain U.S. expatriates, broker-dealers, traders in securities, persons that hold ordinary shares or ADSs as part of a straddle, hedge, conversion or other integrated transaction for tax purposes, persons who acquired ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation, persons that own, directly or constructively, 10% or more of our ordinary shares and persons whose “functional currency” for U.S. federal income tax purposes is not the US dollar), nor does it address U.S. state or local or other tax consequences. In addition, this summary deals only with U.S. Holders that will hold ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. This summary is based upon the tax laws of the U.S. and Hong Kong as in effect on the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. In addition, this summary assumes that all of the obligations and agreements set forth in the Deposit Agreement and any related agreements will be performed in accordance with their terms. U.S. Holders of ordinary shares or ADSs are advised to consult their own tax advisers as to the U.S., Hong Kong or other tax consequences of the ownership and disposition of ordinary shares or ADSs in light of their particular circumstances, including the effect of any national, state or local tax laws of the jurisdiction or jurisdictions in which they are resident or domiciled for tax purposes.

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

This summary assumes that we were not a passive foreign investment company for the 2005 taxable year (as discussed below).

No reciprocal tax treaty exists between Hong Kong and the U.S.

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

Estate Duty

Ordinary shares are Hong Kong property for the purposes of the Estate Duty Ordinance. However, the Hong Kong estate duty was abolished effective February 11, 2006. As a result, estates of persons who passed away on or after February 11, 2006 are not subject to an estate duty. The estate duty chargeable in respect of deaths occurring between the period from July 15, 2005 to February 10, 2006 with taxable estate value exceeding HK$7.5 million has been reduced to a nominal duty of HK$100. Estate duty chargeable in respect of deaths occurring before July 15, 2005 is imposed on a progressive scale from 5% to 15%. ADSs that are not physically located in Hong Kong are not, according to existing practice, regarded as Hong Kong property for such purposes and on that basis Hong Kong estate duty is not payable with respect to such ADSs.

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

U.S. Backup Withholding and Information Reporting

Information reporting requirements will apply to the payment of dividends with respect to the ordinary shares or ADSs and proceeds on the sale or disposition of ordinary shares or ADSs paid within the U.S. and in some cases outside of the U.S., to a U.S. Holder unless the U.S. Holder is an exempt recipient, such as a corporation, and backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided the required information is furnished to the Internal Revenue Service.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for the 2005 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or ordinary share, certain adverse tax consequences could apply to the U.S. Holder.

If we were treated as a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition of an ADS or ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ADS or ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution with respect to ADSs or ordinary shares in excess of 125% of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may help to mitigate the adverse tax consequences resulting from PFIC status.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain noncorporate U.S. Holders would not apply.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file annual reports on Form 20-F and furnish periodic reports on Form 6-K with the SEC. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the U.S. at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports and proxy information regarding issuers that file electronically with the SEC. In addition, you can inspect reports and other information concerning us at the offices of the NYSE at 20 Broad Street, New York, New York 10005 and at our registered office.

I.      Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a result of our borrowings, international operations, funding and investment activities, we are exposed to market risk resulting from changes in interest rates and changes in foreign exchange rates relative to the Hong Kong dollar. From time to time, we enter into currency forwards, interest rate and currency swaps, forward rate agreements, options and other financial instruments to manage our exposures and reduce the market risk. We do not undertake any speculative trading activities in connection with these financial instruments. We also do not enter into or acquire market risk sensitive instruments for trading purposes. These derivative transactions are not used to create liquidity, capital resources or other benefits. Therefore, in general, expenses or revenues from these transactions will only arise when we terminate these transactions early or we amend the terms of the transactions. Early termination and amendments to the terms of the transaction would typically occur when there are changes in the underlying assets or liabilities or in our risk management strategy. Our accounting policies on derivative financial instruments are set out in notes 2(p) and 48(m) to our consolidated financial statements.

This section contains “forward-looking statements” as described in “Forward-Looking Statements”.

Market risk composed of foreign currency exposure and interest rate exposure deriving from our operation and funding activities. As a matter of policy, we continue to manage market risk that are directly related to our operations and financing by using tools like currency forwards, interest rate and currency swaps, forward rate agreements, options and other financial instruments. The Finance and Management Committee, a subcommittee of the Executive Committee of our Board of Directors, determines the appropriate risk management activities with the aim of prudently managing the market risk associated with transactions entered into in the normal course of our business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee, which are reviewed on a regular basis. All derivative transactions are only used to manage market risk exposures and we do not hold any trading or speculative positions.

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

In 2004 and 2005, we shifted a majority of our debt from floating to fixed interest rates in order to keep our funding cost at a steady level in view of rising market interest rates.

The table below summarizes the nominal and fair value, maturity and contract terms of the interest rate sensitive financial instruments that we held as at December 31, 2005 and at December 31, 2004, respectively, in Hong Kong dollars.

In addition, from time to time, HKTC makes drawings under the long-term revolving loan facilities. These facilities are denominated in Hong Kong dollars and are floating rate in nature, and therefore exposes us to interest rate risk.

A  large percentage of our liabilities are based on HIBOR, and any substantial increase in HIBOR will adversely affect our results of operation.

Assets/Liabilities and Relative Instruments Subject to Interest Rate Risk, at December 31, 2005

	Maturities
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(in HK$ million, except %)
Assets:
Fixed Rate, HK$	3,938	-	-	-	-	-	3,938	3,938
Average Interest Rate(%)	3.70%						3.70%
Fixed Rate, US$	5,531	-	-	-	-	-	5,531	5,531
Average Interest Rate (%)	4.25%	-	-	-	-	-	4.25%
Fixed Rate, RMB	200	-	-	-	-	-	200	200
Average Interest Rate (%)	1.18%						1.18%

Fixed Rate, Other	10	-	-	-	-	-	10	10
Average Interest Rate (%)	4.47%						4.47%

Liabilities:
Floating Rate, HKD	(6,500)	-	-	-	-	-	(6,500)	(6,500)
Average Interest Rate (%)	4.38%						4.38%
Fixed Rate, USD	-	(3,972)	-	-	-	(18,885)	(22,857)	(25,167)
Average Interest Rate (%)		1%				7.01%	5.97%

Relative Instruments:
Interest Rate Cap
Notional Amount	38	-	-	-	-	-	38	0
Average Strike Rate	8.00%						8.00%

Cross Currency Swap Receive fix US$, pay fixed HK$
Notional Amount	-	3,506	-	-	-	15,224	18,730	(19)
Average Receive Rate		1%				6.76%	5.68%
Average Pay Rate		0.59%				6.48%	5.38%

Assets/Liabilities and Relative Instruments Subject to Interest Rate Risk, at December 31, 2004

	Maturities
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(in HK$ million, except %)
Assets:
Fixed Rate, HK$	2,769	-	-	-	-	-	2,769	2,769
Average Interest Rate (%)	0.17%						0.17%
Fixed Rate, US$	441	-	-	-	-	-	441	441
Average Interest Rate (%)	2.17%						2.17%
Fixed Rate, Yen	284	-	-	-	-	-	284	284
Average Interest Rate (%)	0.88%						0.88%
Liabilities:
Fixed Rate, US$	(9,017)	-	(3,500)	-	-	(15,213)	(27,730)	(31,582)
Average Interest Rate (%)	3.58%		1.00%			7.46%	5.38%
Fixed Rate, Yen	-	-	-	-	-	(1,950)	(1,950)	(2,336)
Average Interest Rate (%)						3.65%	3.65%
Others	(14)	-	-	-	-	-	(14)	(14)
Average Interest Rate (%)	2.95%						2.95%
Relative Instruments:
Interest Rate Cap
Notional Amount	53	-	-	-	-	-	53	0
Average Strike Rate	8.00%						8.00%
Cross Currency Swap
Receive fix US$, pay floating HK$
Notional Amount	-	-	7,457	-	-	-	7,457	71
Average Receive Rate			6.90%				6.90%
Average Pay Rate			4.12%				4.12%
Cross Currency Swap
Receive fix Yen, pay floating US$
Notional Amount	-	1,950	-	-	-	-	1,950	391
Average Receive Rate		3.65%					3.65%
Average Pay Rate		5.27%					5.27%
Cross Currency Swap
Receive floating US$, pay floating HK$
Notional Amount	1,950	1,950	-	-	-	-	3,900	(13)
Average Receive Rate	5.27%	5.27%					5.27%
Average Pay Rate	2.97%	3.44%					3.21%
Cross Currency Swap
Receive fix US$, pay fix HK$
Notional Amount	12,090	7,767	-	-	-	11,665	31,522	(587)
Average Receive Rate	2.77%	8.00%				7.33%	5.75%
Average Pay Rate	2.77%	7.53%				6.46%	5.31%
Cross Currency Swap
Receive fix US$, receive fix HK$
Notional Amount	-	-	3,501	-	-	-	3,501	(50)
Average Rec. USD Rate			1.00%				1.00%
Average Rec. HKD Rate			0.50%				0.50%

B.    Foreign Exchange Risk

Based on our expectation of foreign exchange rate movements, we enter into foreign exchange transactions and currency swaps to reduce our exposure to exchange rate fluctuations that may impact actual payments in foreign currencies. In structuring such transactions, we take into account that since May 18, 2005, the Hong Kong dollar trades between a fixed trading band of HK$7.75 to HK$7.85 to US$1.00.

There is no guarantee that this pegged rate will continue in the future. If the Hong Kong dollar were to depreciate substantially against the U.S. dollar, it will adversely affect our results of operation.

In 2005, we entered into currency swaps so that most of our USD liabilities are hedged till their final maturity into HKD. These hedges are executed to capture the excessive market liquidity in the Hong Kong dollar market and protect us from future fluctuation of the foreign exchange rate.

The tables below summarize the nominal and fair value, maturity and contract terms of the foreign exchange sensitive financial instruments that were held as at December 31, 2005 and at December 31, 2004, respectively, in Hong Kong dollars.

Assets/Liabilities and Relative Instruments Subject to Foreign Exchange Risk, at December 31, 2005

	Maturities
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(in HK$ million, except %)
Assets:
Fixed Rate, US$	5,531	-	-	-	-	-	5,531	5,531
Average Interest Rate (%)	4.25%						4.25%
Fixed Rate, RMB	200	-	-	-	-	-	200	200
Average Interest Rate (%)	1.18%						1.18%
Fixed Rate, Others	10	-	-	-	-	-	10	10
Average Interest Rate (%)	4.47%						4.47%

Liabilities:
Fixed Rate, US$	-	(3,972)	-	-	-	(18,885)	(22,857)	(25,167)
Average Interest Rate (%)		1.00%				7.01%	5.97%

Relative Instruments:
Cross Currency Swap
Receive US$ fixed,
Pay HK$ floating
Notional Amount	-	3,506	-	-	-	15,224	18,730	(19)
Average Contract Rate		7.7905				7.7839	7.7851

Assets/Liabilities and Relative Instruments Subject to Foreign Exchange Risk, at December 31, 2004

	Maturities
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(in HK$ million, except %)
Assets:
Fixed Rate, US$	441	-	-	-	-	-	441	441
Average Interest Rate (%)	2.17%						2.17%
Fixed Rate, Yen	284	-	-	-	-	-	284	284
Average Interest Rate (%)	0.88%						0.88%
Liabilities:
Fixed Rate, US$	(9,017)	-	(3,500)	-	-	(15,213)	(27,730)	(31,582)
Average Interest Rate (%)	3.58%		1.00%			7.46%	5.38%
Fixed Rate, Yen	-	-	-	-	-	(1,950)	(1,950)	(2,336)
Average Interest Rate (%)						3.65%	3.65%
Relative Instruments:
Forward Exchange Contracts
Pay HK$/Receive US$
Notional Amount	1,090	-	-	-	-	-	1,090	(5)
Average Contractual Rate	7.71						7.71
Cross Currency Swap
Pay HK$ floating, Receive US$ fixed
Notional Amount	-	-	7,457	-	-	-	7,457	71
Average Contract Rate			7.80				7.80
Cross Currency Swap
Pay US$ floating, Receive Yen fixed
Notional Amount	-	1,950	-	-	-	-	1,950	391
Average Contract Rate		120.0					120.0
Cross Currency Swap
Pay HK$ floating, Receive US$ floating
Notional Amount	1,950	1,950	-	-	-	-	3,900	(13)
Average Contract Rate	7.80	7.80					7.80
Cross Currency Swap
Pay HK$ fixed, Receive US$ fixed
Notional Amount	12,090	7,767	-	-	-	11,665	31,522	(587)
Average Contract Rate	7.80	7.77				7.78	7.78
Cross Currency Swap
Receive HK$ fixed Receive US$ fixed
Notional Amount	-	-	3,501	-	-	-	3,501	(50)
Average Contract Rate			7.78				7.78

C.    Equity Options

In 2002, we entered into certain derivative contracts, in the form of equity swap and equity option contracts, with a third party with the effect of entering into forward sales of a portion of certain quoted other investments plus written call options held by the counterparty for the remaining portion of those quoted other investments. The deemed forward sales effectively eliminated our exposure to market price fluctuation and accordingly, the underlying quoted other investments were carried at the deemed forward price as at December 31, 2002. An advance receipt of approximately HK$187 million for the deemed forward sales was received in 2002. The amount was included in “Other long-term liabilities” in the consolidated balance sheet and is interest bearing at commercial rate. We recognized a gain of approximately HK$10 million for marking the quoted other investments to the deemed forward price and the gain was reflected in “Other gains, net” in the consolidated income statement for the year ended December 31, 2002. We also received premiums of approximately HK$25 million for the written call options with notional amount of approximately HK$71 million. The premiums received were recorded as deferred income and were being amortized into income on a straight-line basis over the life of the call options. The underlying quoted other investments were carried at market value at each balance sheet date and any unrealized holding gains or losses were recognized in the consolidated income statement in the period as it arose. The underlying quoted other investments for both the deemed forward sales and written call options have been placed as collateral for the above equity swap and equity option transactions.

With effect from January 1, 2005, in order to comply with the new HKFRSs on financial instruments, it is considered that each of these equity swap contracts comprises a debt instrument (the host contract) and embedded derivatives that are indexed to the prices of the equity investments. The debt instrument is carried at amortized cost while the compound embedded derivatives are bifurcated from the host contract and are separately accounted for in the financial statements at their fair market value at each balance sheet date. As at December 31, 2005, the carrying amount of the debt instrument and the compound derivatives was HK$206 million, which was included in “Other long-term liabilities,” and HK$60 million, which was included in “Derivative financial instruments” under current assets, respectively.

We did not enter into any new derivative contracts of this nature in 2005 and 2004.

Apart from the above, as at December 31, 2005 and 2004, we had no other outstanding written equity call options.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.

CONTROLS AND PROCEDURES

As at December 31, 2005, PCCW, under the supervision and with the participation of PCCW’s management, including the Chairman, the Deputy Chairman and Group Managing Director and the Group Chief Financial Officer, performed an evaluation of the effectiveness of PCCW’s disclosure controls and procedures. PCCW’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, PCCW’s Chairman, Deputy Chairman and Group Managing Director and Group Chief Financial Officer concluded that PCCW’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information PCCW is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. However, in connection with the foregoing evaluation, in our 2004 filing, we reported that internal control deficiencies had been identified in one of our smaller subsidiaries.  Since then, we have closely monitored this subsidiary and taken corrective actions and allocated additional resources to improve their disclosure controls and procedures, which actions are still ongoing as the subsidiary has been undergoing significant organizational restructuring. We do not believe that the remaining deficiencies, if any, in the disclosure controls and procedures of this subsidiary had any significant impact on our consolidated financial statements for the years ended December 31, 2004 or 2005.

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

The key internal controls established within the PCCW Group include the following:

•

Expenditure Authorization and Control. Authority to operate the various business units and subsidiaries within our group is delegated to their respective business unit heads/managing directors within limits set by our Board of Directors or by the Executive Committee of our Board of Directors under powers delegated by our Board of Directors. Authorities are delegated downwards within our group to the point where decisions can be taken most efficiently, with the aim of balancing effective oversight with operational flexibility.

•

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

•

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

•

Corporate Functions. Centralized corporate functions have been given responsibility to set policies, procedures and standards in the areas of finance, treasury and debt execution, taxation, legal and regulatory affairs, company secretarial, human resources, mergers and acquisitions, corporate communications, purchasing and supply, property management and environmental protection.

Group Internal Audit

Group Internal Audit was established to provide independent assurance to our Board of Directors and executive management on the adequacy and effectiveness of internal controls for the PCCW Group. The Director of Group Internal Audit reports directly to the Audit Committee, the Deputy Chairman and Group Managing Director and the Group Chief Financial Officer.

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

B.    Code of Ethics

Our Board of Directors has adopted a Corporate Responsibility Policy that applies to all our employees, including directors and officers, throughout the Group.

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

The “Audit and Non-Audit Services Pre-Approval Policy” was approved by the Audit Committee on November 11, 2003. This requires each known or anticipated audit and non-audit service that the independent auditors may provide to us or our subsidiaries for a period of 12 months, together with the expected range of fees, to be submitted under a “General Pre-Approval Request” for consideration and approval by the Audit Committee. If any proposed service exceeds the pre-approved level in the request, or if management requires any services from the independent auditors that are not covered by the approved request during the 12-month period, these services are subject to a “Specific Pre-Approval Request” for consideration by a designated Audit Committee member. The Audit Committee is provided with quarterly reports concerning audit and non-audit services actually engaged and performed for the purpose of monitoring the independence of the auditors. The engagements of PwC and the services provided pursuant to such engagements were pre-approved by our Audit Committee in accordance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

PwC billed us for the following services in 2005 and 2004:

Nature of the service	2005	2004
	(HK$ million)	(HK$ million)
Audit fees	11	9
Audit-related fees	5	9
Tax fees	1	1
All other fees	―	―
Total	17	19

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

Audit-Related Fees

Audit-related fees are the aggregate fees billed by PCCW’s independent auditors for accounting and advisory services fees and generally include advice on the interpretation and implementation of new accounting and reporting standards and acquisition accounting. It also includes the audit of pension plans and the audit and review reports for compliance with telecommunications regulations and debt obligations.

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

E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

No purchases of our equity securities were made by or on behalf of us or any “affiliated purchaser,” as defined in Rule 10b-18(a)(3), of us in 2005.

PART III

ITEM 17.

FINANCIAL STATEMENTS

Not applicable.

ITEM 18.

FINANCIAL STATEMENTS

See pages F-1 through F-201.

ITEM 19.

EXHIBITS

1.	Memorandum and Articles of Association of PCCW, as amended.
4.	(a)

Equitable Mortgage Amendment Deed dated April 16, 2005 between Pacific Century Cable Holdings Limited, PCCW and Telstra relating to the extension of PCCW’s security obligation with respect to the US$54,337,474.94 5% Mandatory Convertible Note (incorporated by reference to Exhibit 4(p) of PCCW’s From 20-F filed for the fiscal year ended December 31, 2004, or 2004 Form 20-F).

(b)

US$54,377,474.94 5% Mandatory Convertible Note due 2005 issued by PCCW on June 28, 2002, as amended and restated effective April 25, 2003 (incorporated by reference to Exhibit 4(u) of PCCW’s Form 20-F filed for the fiscal year ended December 31, 2002, or 2002 Form 20-F).

(c)

Agency Agreement dated January 24, 2003 entered into by PCCW Capital No. 3 Limited, PCCW and Deutsche Bank AG, Hong Kong Branch relating to the issue by PCCW Capital No. 3 Limited of US$456 million 7.88% Guaranteed Notes due 2013 (incorporated by reference to Exhibit 4(v) of the 2002 Form 20-F).

(d)

Domestic Connectivity Agreement dated October 13, 2000 (as amended on January 31, 2001) between HKTC and Reach Networks relating to the supply of domestic connectivity services (incorporated by reference to Exhibit 41 of the 2000 Form 20-F) as further amended by an amendment agreement dated April 15, 2003 (incorporated by reference to Exhibit 4(y) of the 2002 Form 20-F) and further amended by an amendment agreement dated April 16, 2005 (incorporated by reference to Exhibit 4(t) of the 2004 Form 20-F).

(e)

PCCW Mandatory Convertible Note First Supplemental Deed dated April 15, 2003 between Telstra, PCCW and Pacific Century Cable Holdings Limited (incorporated by reference to Exhibit 4(z) of the 2002 Form 20-F).

(f)

Capacity Prepayment Agreement dated April 15, 2003 between Reach Networks, Reach Global Services Limited, HKTC, Telstra, Reach, Reach Finance Limited and PCCW (incorporated by reference to Exhibit 4(aa) of the 2002 Form 20-F).

(g)

Subordination Deed dated April 15, 2003 between JPMorgan Chase Bank, Reach Networks and PCCW relating to the subordination of certain of PCCW’s payment rights under the Capacity Prepayment Agreement mentioned above (incorporated by reference to Exhibit 4(bb) of the 2002 Form 20-F).

(h)

Supplemental Agency Agreement dated May 12, 2004 relating to an agency agreement dated January 24, 2003 entered into by PCCW Capital No. 3 Limited, PCCW and Deutsche Bank AG, Hong Kong Branch relating to the issue by PCCW Capital No. 3 Limited of US$456 million 7.88% Guaranteed Notes due 2013 (incorporated by reference to Exhibit 4(mm) of PCCW’s Form 20-F filed for the fiscal year ended December 31, 2003, or 2003 Form 20-F).

(i)

LMA Trade Confirmation dated June 17, 2004 between JPMorgan Chase (as agent for seller), Telstra and PCCW relating to the purchase of US$1,200 million of debt, the outstanding amount of debt under the Reach Term Facility for approximately US$311 million (incorporated by reference to Exhibit 4(nn) of the 2003 Form 20-F).

(j)

Shareholder Term Loan Facility Agreement dated January 12, 2001 between Reach Finance Limited, Reach, the initial guarantors, Telstra and PCCW relating to the Reach Term Facility, effective June 18, 2004 (incorporated by reference to Exhibit 4(oo) of the 2003 Form 20-F).

(k)

Facility Agreement dated June 17, 2004 between Reach (as borrower) and Telstra and PCCW (as lenders) relating to a US$50 million working capital revolving loan facility (incorporated by reference to Exhibit 4(pp) of the 2003 Form 20-F).

(l)

Amendment and restatement agreement — Capacity Prepayment Agreement dated June 17, 2004 amending and restating the Capacity Prepayment Agreement dated April 15, 2003 between Reach Networks, Reach Global Services Limited, HKTC, Telstra, Reach, Reach Finance Limited and PCCW (incorporated by reference to Exhibit 4(qq) of the 2003 Form 20-F).

(m)

Facility Letter dated July 13, 2004 between Standard Chartered Bank (HK) Ltd (as issuing bank), HKTC (as applicant) and PCCW (as beneficiary) relating to a guarantee facility of up to HK$780 million (incorporated by reference to Exhibit 4(mm) of the 2004 Form 20-F).

(n)

Deed of Charge Over Deposit Account dated July 13, 2004 between HKTC (as chargor), Standard Chartered Bank (HK) Ltd (as issuing bank and account bank) and PCCW (as beneficiary) relating to a guarantee facility of up to HK$780 million (incorporated by reference to Exhibit 4(nn) of the 2004 Form 20-F).

(o)

Placing Agreement dated October 28, 2004 between Asia Motion Limited (as vendor) and Lehman Brothers Asia Limited (as placing agent) relating to the placing of 118,000,000 ordinary shares of PCPD at HK$2.18 per PCPD share (incorporated by reference to Exhibit 4(oo) of the 2004 Form 20-F).

(p)

Subscription Agreement dated October 28, 2004 between Asian Motion Limited and PCPD relating to the subscription of 118,000,000 new ordinary shares of PCPD at HK$2.18 per PCPD share (incorporated by reference to Exhibit 4(pp) of the 2004 Form 20-F).

(q)

Block Trade Agreement dated November 30, 2004 between Asia Motion Limited (as seller) and Deutsche Bank AG, Hong Kong Branch (as contracting principal) relating to the placing of 450,000,000 ordinary shares of PCPD at HK$2.48 per PCPD share (incorporated by reference to Exhibit 4(qq) of the 2004 Form 20-F).

(r)

Agreement for Sale and Purchase dated December 21, 2004 between Partner Link Investments Limited (as vendor) and Richly Leader Limited (as purchaser) relating to the sale of PCCW Tower (incorporated by reference to Exhibit 4(rr) of the 2004 Form 20-F).

(s)

Subscription Agreement dated January 19, 2005 between China Netcom Group Corporation (BVI) Limited, China Network Communications Group Corporation and PCCW relating to the subscription of 1,343,571,766 new ordinary shares in PCCW at HK$5.90 per share (incorporated by reference to Exhibit 4(ss) of the 2004 Form 20-F).

(t)	Supplemental Agreement dated February 7, 2005 among the parties to the Subscription Agreement (referred to in Exhibit (s) and incorporated by reference to Exhibit 4(tt) of the 2004 Form 20-F).
(u)

Deed of Rental Guarantee dated February 7, 2005 between Partner Link Investments Limited (as vendor), Ipswich Holdings Limited (as guarantor) and Richly Leader Limited (as purchaser) relating to the guarantee of a minimum monthly rental of HK$13,338,000 per month to the purchaser for five years (incorporated by reference to Exhibit 4(uu) of the 2004 Form 20-F).

(v)

Deed of Assignment dated March 14, 2005 among China Netcom Group Corporation (BVI) Limited, China Netcom Corporation (BVI) Limited, China Network Communications Group Corporation and PCCW pursuant to which China Netcom Group Corporation (BVI) Limited assigned its rights under the Subscription Agreement (referred to in Exhibit (s)) to China Netcom Corporation (BVI) Limited (incorporated by reference to Exhibit 4(vv) of the 2004 Form 20-F).

(w)

Reach Network Services Agreement dated April 16, 2005 among Reach, Reach Global, Reach Networks, Telstra, Hong Kong CSL Limited, PCCW Global (Singapore), HKTC and PCCW relating to the supply by Reach of international connectivity services (incorporated by reference to Exhibit 4(ww) of the 2004 Form 20-F).

(x)

Capacity Allocation Agreement dated April 16, 2005 among Reach Global, Telstra, PCCW Global (Singapore) and PCCW relating to the granting by Reach Global of indefeasible rights to use Reach’s undersea cable capacity (incorporated by reference to Exhibit 4(xx) of the 2004 Form 20-F).

(y)

Reach Debt and Asset Restructure Deed dated April 16, 2005 among Telstra, Telstra Holdings Pty Limited, Telstra Holdings (Bermuda) No. 1 Limited, PCCHL, HKTC, PCCW Global (Singapore), various members of the Reach Group and PCCW relating to the restructuring of debt owed by Reach to its shareholders (incorporated by reference to Exhibit 4(yy) of the 2004 Form 20-F).

(z)

Reach Shareholders (Variation) Agreement No. 6 dated April 16, 2005 entered into by Telstra, Telstra Holdings Pty Limited, Telstra Holdings (Bermuda) No. 1 Limited, PCCW, PCCHL and Reach relating to Reach Shareholders Agreement dated October 13, 2000 (incorporated by reference to Exhibit 4(zz) of the 2004 Form 20-F).

(aa)

PCCW Mandatory Convertible Note Maturity Deed dated May 26, 2005 between Telstra, Pacific Century Cable Holdings Limited and PCCW relating to the redemption of the US$54,377,474.94 5% Mandatory Convertible Note.

(bb)	Agreement for the sale and purchase of shares in SUNDAY dated June 13, 2005 between Distacom HK, Distacom and PCCW relating to the acquisition of 1,380,000,000 shares in SUNDAY.
(cc)	Agreement for the sale and purchase of shares in SUNDAY dated June 13, 2005 between Townhill, USI and PCCW relating to the acquisition of 410,134,000 shares in SUNDAY.
(dd)

Purchase Agreement dated July 13, 2005 between PCCW-HKT Capital No.3 Limited (as issuer), The Hongkong and Shanghai Banking Corporation Limited (as manager) and HKTC (as guarantor) relating to the issue by PCCW-HKT Capital No.3 Limited of US$500,000,000 5.25% Guaranteed Notes due 2015, or US$500 Million Notes.

(ee)

Indenture dated July 20, 2005 between PCCW-HKT Capital No.3 Limited (as issuer), HKTC (as guarantor) and HSBC Bank USA (as trustee) relating to the US$500 Million Notes mentioned in Exhibit 4 (dd) above.

(ff)	Guarantee dated September 30, 2005 between Standard Chartered Bank (Hong Kong) Limited and HKTC in favour of PCCW.
(gg)	Deed of Termination and Release dated March 30, 2006 in respect of the Guarantee referred to in Exhibit 4 (ff) above.
(hh)	Sale and Purchase Agreement dated March 2, 2006 between CNC, China Netcom (Holdings) Company Limited, CNCBB and PCCW IMS China (translation).
(ii)

Amended and Restated Limited Partnership Agreement dated April 20, 2006 between, inter alia, CBC Partners, L.P. (as general partner of China Broadband Capital Partners, L.P.), and Internet Applications Limited (as a limited partner).

(jj)	Agreement dated December 14, 1998 between Pacific Convergence Corporation, Ltd and Alexander Anthony Arena, amended by a letter dated August 18, 2005 between PCCW and Alexander Anthony Arena.
(kk)	Employment letter dated July 5, 2002 between PCCW and Lee Chi Hong, Robert, amended by a letter dated September 16, 2002.
(ll)	Employment letter dated January 1, 2001 between PCCW and Peter Anthony Allen.
(mm)	Employment letter dated June 17, 2003 between PCCW and So Chak Kwong, Jack and employment letter dated March 29, 2006 between PCCW and So Chak Kwong, Jack.

	(nn)	Service Agreement dated 1996 between Pacific Century Asset Management (HK) Limited and Yuen Tin Fan, Francis, amended by a letter dated August 4, 1999 between PCCW and Yuen Tin Fan, Francis.
	(oo)	Employment letter dated August 17, 2005 between PCCW and Dr. Fan Xingcha.
	(pp)	Service Agreement dated December 20, 2002 between PCCW International Limited and Sir David Ford.
	(qq)	Employment letter dated March 28, 2003 between PCCW and Chung Cho Yee, Mico.
8.		List of Subsidiaries.
11.		PCCW Corporate Responsibility Policy (incorporated by reference to Exhibit 11 of the 2003 Form 20-F).
12.		Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
13.		Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 11, 2006

PCCW Limited
By:	/s/ Alexander Anthony Arena
	Name:	Alexander Anthony Arena
	Title:	Group Chief Financial Officer

ITEM 18.

FINANCIAL STATEMENTS

A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of PCCW Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of PCCW Limited and its subsidiary companies (collectively referred to as the “Group”) at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Group’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Hong Kong Standards of Auditing, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 4(a) to the consolidated financial statements, the Group adopted a number of new or revised Hong Kong Financial Reporting Standards effective January 1, 2005 which resulted in significant changes in the accounting policies of the Group as set out in note 4(a) to the consolidated financial statements.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”).  Information relating to the nature and effect of such differences is presented in note 48 to the consolidated financial statements.

PricewaterhouseCoopers
 Certified Public Accountants

Hong Kong,
May 8, 2006

B.

CONSOLIDATED INCOME STATEMENTS

For each of the years in the three-year period ended December 31, 2005
(Amounts expressed in millions of Hong Kong dollars except earnings/(loss) per share)

(in accordance with HK GAAP)	Note(s)	2005	2004	2003
			(Restated)	(Restated)
			(Note 46)	(Note 46)

Turnover	6 & 7	22,499	23,002	22,623
Cost of sales		(10,467)	(10,531)	(8,730)
General and administrative expenses		(8,052)	(8,384)	(9,529)
Other gains, net	8	626	409	407
Provisions for impairment losses	9	(52)	(40)	(2,452)
Restructuring costs		-	(51)	(38)
Interest income		533	57	132
Finance costs	11	(2,234)	(2,018)	(2,293)
Share of results of jointly controlled companies		1	(4)	(907)
Share of results of associates		120	151	64
Impairment losses on interests in jointly controlled companies and associates	12	(4)	(16)	(4,464)

Profit/(Loss) before taxation	10	2,970	2,575	(5,187)
Income tax	14(a)	(1,103)	(999)	(1,140)

Profit/(Loss) for the year	7	1,867	1,576	(6,327)

Attributable to:
Equity holders of the Company		1,595	1,556	(6,111)
Minority interests		272	20	(216)

Profit/(Loss) for the year		1,867	1,576	(6,327)

Dividends payable to equity holders of the Company attributable to the year:	16(a)
Interim dividend declared and paid during the year		437	295	–
Final dividend proposed after the balance sheet date		807	645	–

		1,244	940	–

Earnings/(Loss) per share	17
Basic		24.97 cents	28.98 cents	(123.03 cents)

Diluted		24.92 cents	28.77 cents	(123.03 cents)

The accompanying notes are an integral part of the consolidated financial statements.

C.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For each of the years in the three-year period ended December 31, 2005
(Amounts expressed in millions of Hong Kong dollars)

For the year ended December 31, 2005

(in accordance with HK GAAP)		2005
		Attributable to
		equity holders	Minority
	Note(s)	of the Company	interests	Total equity

At January 1, 2005, as previously stated		(6,716)	1,816	(4,900)
Prior period adjustments in respect of:
Restatement of deemed gain on disposal and placement of shares of subsidiaries	35	(52)	–	(52)
Deferred tax arising from the revaluation of investment properties	35	97	43	140
Deferral of up-front installation fees	35	(1,005)	–	(1,005)
Interests in leasehold land held for own use under operating leases	35	32	–	32
Restatement of investment properties to property, plant and equipment	35	5	–	5
Financial instruments	35	80	–	80

At January 1, 2005, as restated, before opening balance adjustment		(7,559)	1,859	(5,700)
Opening balance adjustment in respect of financial instruments	35	(438)	–	(438)

At January 1, 2005, as restated, after opening balance adjustment		(7,997)	1,859	(6,138)

Translation exchange differences	35	(11)	27	16
Fair value gains from available-for-sale financial assets	35	89	–	89

Net gains recognized directly in equity		78	27	105

Net profit for the year		1,595	272	1,867
Exercise of employee share options		22	–	22
Employee share-based compensation	35	100	–	100
Issue of ordinary shares, net of issuing expenses		7,894	–	7,894
Dividend approved in respect of previous year	16(b) & 35	(645)	–	(645)
Dividend declared and paid in respect of the current year	16(a) & 35	(437)	–	(437)
Dividend paid to minority shareholders of a subsidiary in respect of the previous year		–	(79)	(79)
Share option reserve for minority shareholders		–	2	2
Increase in minority interests arising on exercise of convertible note issued by a subsidiary		–	88	88
Increase in minority interests arising from acquisition of a subsidiary		–	11	11
Decrease in minority interests arising from disposal of a subsidiary		–	(58)	(58)

At December 31, 2005		610	2,122	2,732

The accompanying notes are an integral part of the consolidated financial statements.

C.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For each of the years in the three-year period ended December 31, 2005
(Amounts expressed in millions of Hong Kong dollars)

For the year ended December 31, 2004

(in accordance with HK GAAP)		2004
		Attributable to
		equity holders	Minority
	Note(s)	of the Company	interests	Total equity

At January 1, 2004, as previously stated		(7,839)	303	(7,536)
Prior period adjustments in respect of:
Deferred tax arising from the revaluation of investment properties	35	106	–	106
Deferral of up-front installation fees	35	(1,093)	–	(1,093)
Interests in leasehold land held for own use under operating leases	35	25	–	25
Restatement of investment properties to property, plant and equipment	35	21	–	21
Financial instruments	35	112	–	112

At January 1, 2004, as restated		(8,668)	303	(8,365)

Deficit on revaluation of investment properties, net of deferred taxation	35	(26)	–	(26)
Valuation adjustment	35	(254)	–	(254)
Translation exchange differences	35	53	7	60
Realization of negative goodwill on disposal of interest in subsidiaries	35	(16)	–	(16)
Prior period adjustments in respect of:
Deferred tax arising from the revaluation of investment properties	35	(9)	–	(9)
Restatement of investment properties to property, plant and equipment	35	(16)	–	(16)

Net (losses)/gains recognized directly in equity		(268)	7	(261)

Net profit for the year, as previously stated		1,638	20	1,658
Prior period adjustments in respect of:
Employee share-based compensation	35	(93)	–	(93)
Restatement of deemed gain on disposal and placement of shares of subsidiaries	35	(52)	–	(52)
Deferral of up-front installation fees	35	88	–	88
Interests in leasehold land held for own use under operating leases	35	7	–	7
Financial instruments	35	(32)	–	(32)

Net profit for the year, as restated		1,556	20	1,576

Exercise of employee share options		23	–	23
Adjustment in respect of employee share-based compensation	35	93	–	93
Dividend declared and paid in respect of the current year	16(a) & 35	(295)	–	(295)
Deemed disposal of interest in subsidiaries		–	175	175
Placement of shares of a subsidiary		–	1,362	1,362
Adjustment in respect of minority interests upon adoption of new interpretation of accounting standard on deferred taxation		–	43	43
Deficit on revaluation of investment properties attributable to minority interests		–	(40)	(40)
Increase in holding of a subsidiary		–	(11)	(11)

At December 31, 2004, as restated		(7,559)	1,859	(5,700)

The accompanying notes are an integral part of the consolidated financial statements.

C.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For each of the years in the three-year period ended December 31, 2005
(Amounts expressed in millions of Hong Kong dollars)

For the year ended December 31, 2003

(in accordance with HK GAAP)	2003
	Attributable to
	equity holders	Minority
	of the Company	interests	Total equity

At January 1, 2003, as previously stated	(5,916)	408	(5,508)
Prior period adjustments in respect of:
Deferred tax arising from the revaluation of investment properties	176	–	176
Deferral of up-front installation fees	(1,174)	–	(1,174)
Interests in leasehold land held for own use under operating leases	19	–	19
Restatement of investment properties to property, plant and equipment	21	–	21
Financial instruments	156	–	156

At January 1, 2003, as restated	(6,718)	408	(6,310)

Surplus on revaluation of investment properties, net of deferred taxation	305	–	305
Translation exchange differences	20	12	32
Prior period adjustment in respect of deferred tax arising from the revaluation of investment properties	(70)	–	(70)

Net gains recognized directly in equity	255	12	267

Net loss for the year, as previously stated	(6,100)	(216)	(6,316)
Prior period adjustments in respect of:
Employee share-based compensation	(54)	–	(54)
Deferral of up-front installation fees	81	–	81
Interests in leasehold land held for own use under operating leases	6	–	6
Financial instruments	(44)	–	(44)

Net loss for the year, as restated	(6,111)	(216)	(6,327)

Issue of ordinary shares, net of issuing expenses	3,068	–	3,068
Adjustment in respect of employee share-based compensation	54	–	54
Contributions from minority shareholders of subsidiaries	–	94	94
Decrease in minority interests arising from acquisition of interests in subsidiaries	–	(4)	(4)
Surplus on revaluation of investment properties attributable to minority shareholders	–	9	9
Provision for impairment of goodwill attributable to subsidiaries	469	–	469
Provision for impairment of goodwill attributable to Reach Ltd. (“REACH”)	315	–	315

At December 31, 2003, as restated	(8,668)	303	(8,365)

The accompanying notes are an integral part of the consolidated financial statements.

D.

CONSOLIDATED BALANCE SHEETS

As at December 31, 2005 and 2004
(Amounts expressed in millions of Hong Kong dollars)

(in accordance with HK GAAP)	Note(s)	2005	2004
			(Restated)
			(Note 46)
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	18	16,012	14,021
Investment properties	19	3,390	5,076
Interests in leasehold land held for own use under operating leases	20	661	1,186
Properties held for/under development	21	1,935	6,082
Goodwill	22	2,661	960
Intangible assets	23	1,326	1,266
Interest in jointly controlled companies	25	10	1,227
Interest in associates	26	695	647
Held-to-maturity investments	27	18	31
Investment securities	27(a)	–	388
Available-for-sale financial assets	27(b)	526	–
Amounts due from related companies	5(d)	15	–
Net lease payments receivable	38	203	287
Deferred tax assets	36(a)	4	38
Other non-current assets		118	272

		27,574	31,481
Current assets
Properties under development	21	5,538	469
Properties for sale		131	–
Sales proceeds held in stakeholders’ accounts	28(a)	4,293	4,418
Restricted cash	28(b)	1,592	904
Prepayments, deposits and other current assets		1,382	1,762
Inventories	28(c)	534	470
Amounts due from related companies	5(d)	45	4
Derivative financial instruments	31	102	–
Financial assets at fair value through profit or loss	27(c)	312	–
Other investments	27(d)	–	313
Investment in unconsolidated subsidiaries held for sale	28(d)	45	51
Accounts receivable, net	28(e)	2,056	1,639
Cash and cash equivalents	39(d)	9,679	3,494

		25,709	13,524

Current liabilities
Short-term borrowings	28(f)	(6,500)	(9,012)
Derivative financial instruments	31	(62)	–
Accounts payable	28(g)	(997)	(932)
Accruals, other payables and deferred income	28(i), 29(b) & 31(c)	(5,214)	(6,632)
Provisions	30	(5,299)	(1,584)
Amounts due to related companies	5(d)	(1,153)	(366)
Gross amount due to customers for contract work	28(h)	(11)	(5)
Advances from customers		(2,269)	(1,283)
Taxation		(855)	(1,080)

		(22,360)	(20,894)

Net current assets/(liabilities)		3,349	(7,370)

Total assets less current liabilities		30,923	24,111

The accompanying notes are an integral part of the consolidated financial statements.

D.

CONSOLIDATED BALANCE SHEETS (continued)

As at December 31, 2005 and 2004
(Amounts expressed in millions of Hong Kong dollars)

(in accordance with HK GAAP)	Note(s)	2005	2004
			(Restated)
			(Note 46)

Non-current liabilities
Long-term liabilities	29	(22,857)	(20,480)
Amounts due to minority shareholders of subsidiaries		(11)	(11)
Deferred tax liabilities	36(a)	(2,181)	(2,312)
Deferred income	31(c)	(860)	(996)
Defined benefit liability	33(a)(i)	(13)	(317)
Provisions	30	(1,435)	(4,884)
3G licence fee liability	37	(531)	–
Other long-term liabilities	29(b) & 31(c)	(303)	(811)

		(28,191)	(29,811)

Net assets/(liabilities)		2,732	(5,700)

CAPITAL AND RESERVES

Share capital	32	1,681	1,344
Deficit	35	(1,071)	(8,903)

Equity attributable to equity holders of the Company		610	(7,559)
Minority interests		2,122	1,859

Total equity		2,732	(5,700)

The accompanying notes are an integral part of the consolidated financial statements.

E.

CONSOLIDATED CASH FLOW STATEMENTS

For each of the years in the three-year period ended December 31, 2005
(Amounts expressed in millions of Hong Kong dollars)

(in accordance with HK GAAP)	Note	2005	2004	2003
			(Restated)	(Restated)
			(Note 46)	(Note 46)

NET CASH INFLOW FROM OPERATING ACTIVITIES	39(a)	4,639	5,103	4,110

INVESTING ACTIVITIES
Proceeds from disposals of property, plant and equipment, interests in leasehold land held for own use under operating leases, investment properties and other investments		2,524	346	203
Purchases of property, plant and equipment		(2,491)	(1,972)	(1,958)
Purchases of other intangible assets		(20)	–	(146)
Prepayment for purchase of other assets		–	(43)	–
Deposit received on disposals of property, plant and equipment, interests in leasehold land held for own use under operating leases, investment properties and other investments		–	281	–
(Increase)/Decrease in other non-current assets		–	(1)	32
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	39(b)	(1,052)	(10)	152
Proceeds from disposal of subsidiaries (net of cash and cash equivalents disposed of)	39(c)	111	–	–
Collection of cash in respect of other receivables acquired in the reverse acquisition of Dong Fang Gas Holdings Limited (“DFG”)		13	50	–
Decrease in properties held for sale		–	–	2
Purchases of non-controlling interest in subsidiaries		(459)	–	–
Purchases of investments, interests in jointly controlled companies and associates		–	(34)	(179)
Proceeds from disposals of investments, interests in jointly controlled companies and associates		–	76	161
Proceeds from partial disposal of interest in subsidiaries		–	1,728	–
Proceeds from termination of derivative financial instruments		333	–	–
Proceeds from termination and amendment of the terms of cross currency swap contracts		–	–	532
Proceeds from disposals of available-for-sale financial assets and held-to-maturity investments		197	–	–
Proceeds from disposals of financial assets at fair value through profit or loss		129	–	–
Amounts paid to jointly controlled companies and associates, net		–	(20)	(316)
Purchases of other investments		–	–	(11)
Amounts received from an associate		586	–	–
Purchases of financial assets at fair value through profit or loss		(102)	–	–
Purchases of available-for-sale financial assets		(167)	–	–
Interest received		159	–	–
Dividend received from associates		67	6	664
Dividend received from investments		10	11	10
Proceeds from termination of finance leases		113	77	–
Capacity prepayment to a jointly controlled company		–	–	(1,115)
Purchase of syndicated term loan facility to a wholly-owned subsidiary of a jointly controlled company	5(c)	–	(1,213)	–

NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(49)	(718)	(1,969)

The accompanying notes are an integral part of the consolidated financial statements.

E.

CONSOLIDATED CASH FLOW STATEMENTS (continued)

For each of the years in the three-year period ended December 31, 2005
(Amounts expressed in millions of Hong Kong dollars)

(in accordance with HK GAAP)	Note	2005	2004	2003
			(Restated)	(Restated)
			(Note 46)	(Note 46)

FINANCING ACTIVITIES
Proceeds from issuance of shares, net of issuing expenses		7,894	–	3,068
Proceeds from exercise of employee share options		22	23	–
Finance fees incurred for raising debts		(47)	(27)	(174)
New loans raised		10,398	–	10,508
Interest paid		(1,652)	(1,411)	(1,378)
Decrease in other long-term liabilities		–	–	(4)
Repayments of loans		(874)	(4,983)	(16,215)
Redemption of convertible note and bonds		(12,965)	–	–
Partial redemption of mandatory convertible note		–	–	(1,115)
Increase in contributions from minority shareholders of subsidiaries		–	248	94
Decrease in restricted cash		–	–	720
Dividends paid to shareholders of the Company		(1,082)	(295)	–
Dividends paid to minority shareholders of a subsidiary		(79)	–	–

NET CASH INFLOW/(OUTFLOW) FROM FINANCING ACTIVITIES		1,615	(6,445)	(4,496)

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		6,205	(2,060)	(2,355)

Exchange realignment		(20)	19	9

CASH AND CASH EQUIVALENTS

Beginning of year		3,494	5,535	7,881

End of year	39(d)	9,679	3,494	5,535

The accompanying notes are an integral part of the consolidated financial statements.

F.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005
(Amount expressed in Hong Kong dollars unless otherwise stated)

1

GROUP ORGANIZATION

PCCW Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) and its securities have been listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) since October 18, 1994.  The address of its registered office is 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong.  The principal activities of the Company and its subsidiaries (the “Group”) are the provision of local, mobile and international telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in mainland China.

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

b.

Reverse acquisition of Dong Fang Gas Holdings Limited and conversion of Tranche A Convertible Note due 2011 issued by Pacific Century Premium Developments Limited (“PCPD”)

On March 5, 2004, the Company and DFG, a company incorporated in Bermuda and whose shares are listed on the Stock Exchange, entered into an agreement (the “Sale and Purchase Agreement”).  Pursuant to the Sale and Purchase Agreement, DFG conditionally agreed to purchase the Company’s interest in certain investment properties, the Cyberport project and related property and facilities management companies for an aggregate consideration of HK$6,557 million.  Approximately HK$2,967 million of the aggregate consideration was satisfied by the allotment and issue of new shares of DFG, representing approximately 93.42% of the then increased share capital of DFG following such share issue to Asian Motion Limited (“Asian Motion”), a wholly-owned subsidiary of the Company.  The remaining HK$3,590 million was satisfied by the issuance of convertible notes by DFG to the Company entitling the holder to convert the principal amount into new shares of DFG.  The Sale and Purchase Agreement became unconditional on May 10, 2004 and DFG was subsequently renamed Pacific Century Premium Developments Limited.  As the Company became the controlling shareholder (as defined under the Rules Governing the Listing of Securities on the Stock Exchange (“Listing Rules”)) of DFG on completion of the transaction, the transaction has been accounted for as a reverse acquisition and the Company is treated as acquiring a 93.42% interest in DFG.  In addition, goodwill arising on the acquisition of DFG of approximately HK$84 million was recorded, being the excess of the cost of acquisition over the sum of the fair values of the identifiable assets acquired less liabilities assumed of DFG.  As at December 31, 2004, the Company had sold down its interest in PCPD to approximately 51.07% through various transactions, details of which are set out in notes 8(b) and 8(c).

On February 24, 2005, the Company elected to convert Tranche A Convertible Note due 2011 with the principal amount of HK$1,170 million, which was issued by PCPD to the Company on May 10, 2004, into new shares of PCPD of HK$0.10 each at HK$2.25 per PCPD share.  Upon the exercise of conversion rights by the Company effective March 1, 2005, PCPD allotted and issued 520,000,000 new PCPD shares to Asian Motion, as directed by the Company, which rank pari passu in all respects with the existing shares of PCPD.  Immediately after the conversion and as at December 31, 2005, the Company, through Asian Motion, holds an equity interest of approximately 61.66% in the issued share capital of PCPD.

c.

Subscription by China Network Communications Group Corporation (“China Netcom Group”)

On January 19, 2005, China Netcom Group, a state-owned enterprise established under the laws of the People’s Republic of China (the “PRC”), and China Netcom Group Corporation (BVI) Limited (“CNC (BVI)”), a company incorporated in the British Virgin Islands which is a wholly-owned subsidiary of China Netcom Group, entered into a conditional subscription agreement (the “Subscription Agreement”) with the Company.  Pursuant to the Subscription Agreement, CNC (BVI) conditionally agreed to subscribe for 1,343,571,766 new ordinary shares of the Company of HK$0.25 each at a price of HK$5.90 per share (the “Subscription”), representing approximately 20% of the Company’s issued share capital as enlarged by the allotment and issue of the subscription shares.  CNC (BVI) directed the Company to allot and issue those subscription shares to China Netcom Corporation (BVI) Limited (“China Netcom (BVI)”), a wholly-owned subsidiary of CNC (BVI).  The proceeds of the Subscription were approximately HK$7,927 million (before deduction of expenses).  Subject to the Group’s capital investment procedures and the identification of appropriate investment opportunities, the Company intends to invest up to HK$5,000 million of these proceeds in telecommunications opportunities in the PRC.  The remainder will be used for reducing the Group’s debt and general corporate purposes.  The Subscription Agreement and related matters were approved by the Company’s shareholders pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on March 16, 2005.  On April 1, 2005, the Subscription was completed and China Netcom (BVI) became a substantial shareholder and connected person (as defined in the Listing Rules) of the Company.

1

GROUP ORGANIZATION (continued)

d.

Establishment of a new operating model for REACH and restructuring of REACH’s debt

On April 16, 2005, the Company agreed with Telstra Corporation Limited (“Telstra”) and REACH on a new operating model under which REACH would operate as an outsourcer of telecommunications network services for the Group and Telstra and its subsidiaries (the “Telstra Group”).  To implement this new operating model, PCCW Global (Singapore) Pte. Ltd. (formerly PCCW Communications (Singapore) Pte Ltd) (“PCCW Global (Singapore)”), an indirect wholly-owned subsidiary of the Company, and Telstra each agreed to acquire indefeasible rights to use international undersea cable capacity of REACH and its subsidiaries (“Reach Group”) (the “IRU”), for which PCCW Global (Singapore) and Telstra each paid Reach Global Networks Limited, a wholly-owned subsidiary of REACH, US$157 million (approximately HK$1,225 million) which was settled by way of set-off against, in the case of the Group and pursuant to the Reach Debt and Asset Restructure Deed dated April 16, 2005 between certain members of the Group, the Telstra Group and the Reach Group, the outstanding loan of approximately US$600 million plus interest of US$8 million owed to the Group by the Reach Group (“Shareholder Loan”), and not by way of new cash injections.

PCCW Global (Singapore) and Telstra also each assumed one half of certain of REACH’s committed payments in order to support growth in their own retail services.  PCCW Global (Singapore)’s share of these payments over the next 17-year period from March 2005 to 2022 is expected to be approximately US$106 million.  PCCW Global (Singapore) and Telstra will only assume any additional future payments if it is approved by both parties.

For accounting purposes, the IRU has been recognized as “Property, plant and equipment” in the amount of HK$1,576 million.  It consists of an offset against an existing shareholder loan of US$157 million (approximately HK$1,225 million) and the assumption of one half of REACH’s future capital expenditure payments relating to the IRU totaling approximately US$45 million (approximately HK$351 million).  The remaining committed payments relate to purchases of plant and equipment of HK$74 million and operating expenses of HK$402 million which will be capitalized as “Property, plant and equipment” and written off as and when these payments are made respectively.  A total of US$9 million (approximately HK$70 million) was paid during the year.

In addition, interest of US$6 million due by REACH to the Group was waived and US$290 million of the remaining balance of the Shareholder Loan and the amount owed by REACH of US$155 million under the capacity prepayment agreement was capitalized by way of the issue of 445,000,000 shares in REACH to Pacific Century Cable Holdings Limited, a wholly-owned subsidiary of the Company and holder of the Group’s interest in REACH since its formation.  Following the set-off and capitalization referred to above, REACH’s aggregate indebtedness to the Group was reduced to US$155 million.

The subscription of additional shares in REACH and waiver of interest payable would have no impact on the financial statements of the Group as the carrying value of the Shareholder Loan and the outstanding amount under the capacity prepayment agreement entered into on April 15, 2003, together with their accrued interest, had been written off entirely in prior years.

Further, pursuant to the Reach Network Services Agreement dated April 16, 2005 between certain members of the Group, the Telstra Group and the Reach Group (“Reach Network Services Agreement”), REACH will provide to the Group and the Telstra Group certain outsourcing services in relation to the international undersea cable capacity allocated by way of the grant of the IRU.

As part of the arrangements relating to the establishment of the new operating model for REACH, the International Services Agreement was terminated pursuant to the provisions of the Reach Network Services Agreement and the Group’s obligations under the capacity prepayment agreement have been satisfied under the Reach Debt and Asset Restructure Deed.

e.

Acquisition of SUNDAY Communications Limited (“SUNDAY”)

On June 13, 2005, the Company entered into a conditional sale and purchase agreement (“First Agreement”) with Distacom Hong Kong Limited (“Distacom HK”) and Distacom Communications Limited, whereby the Company conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Distacom HK conditionally agreed to sell an aggregate of 1,380,000,000 ordinary shares of HK$0.10 each (“SUNDAY Shares”) of SUNDAY, a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Stock Exchange and whose American depositary shares are quoted on the NASDAQ National Market in the United States of America, representing approximately 46.15% of the issued share capital of SUNDAY, for the consideration of HK$897,000,000 in cash, being a price of HK$0.65 per SUNDAY Share.  On the same date, the Company entered into a separate conditional sale and purchase agreement (“Second Agreement”) with Townhill Enterprises Limited (“Townhill”) and USI Holdings Limited, whereby the Company conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Townhill conditionally agreed to sell an aggregate of 410,134,000 SUNDAY Shares, representing approximately 13.72% of the issued share capital of SUNDAY, for the consideration of HK$266,587,100 in cash, being a price of HK$0.65 per SUNDAY Share.  Upon the completion of both the First Agreement and the Second Agreement on June 22, 2005, the Company, through PCCW Mobile Holding No. 2 Limited (“PCCW Mobile”), was interested in an aggregate of 1,790,134,000 SUNDAY Shares, representing approximately 59.87% of the then issued share capital of SUNDAY, and as a result, SUNDAY became a subsidiary of the Company.

1

GROUP ORGANIZATION (continued)

e.

Acquisition of SUNDAY Communications Limited (“SUNDAY”) (continued)

On July 8, 2005, PCCW Mobile made a mandatory unconditional cash offer (the “Offer”), through Citigroup Global Markets Asia Limited, to acquire all the SUNDAY Shares other than those owned by PCCW Mobile pursuant to Rule 26.1 of the Takeovers Code.  The offer price was at HK$0.65 per SUNDAY Share, which was the same as the price payable by PCCW Mobile for each SUNDAY Share purchased under the First Agreement and the Second Agreement.  Upon the closure of the Offer on September 9, 2005, PCCW Mobile owned in aggregate of 2,372,672,256 SUNDAY Shares, representing approximately 79.35% of the issued share capital of SUNDAY.

The Stock Exchange granted waivers to SUNDAY for the period between September 9, 2005 and April 15, 2006 relating to the compliance with the 25% minimum public float requirement for SUNDAY Shares.

f.

Disposal of gaming business in Japan

On July 22, 2005, a sale and purchase agreement was signed to dispose of the Group’s 79.72% interest in JALECO LTD. (“JALECO”) held by an indirect wholly-owned subsidiary of the Company.  The disposal was completed on August 19, 2005 for a consideration of approximately US$48.3 million and the Group recognized a disposal gain of approximately HK$159 million.

g.

Disposal of interest in MobileOne Ltd

On August 17, 2005, the Company announced that a conditional agreement had been signed to dispose of approximately 12.1% interest in MobileOne Ltd, one of the three mobile telephone operators in Singapore, by Great Eastern Telecommunications Limited (“GET”), an associate of the Group, for a consideration of approximately S$260.8 million.  The disposal was completed on October 28, 2005.  As a 49% shareholder of GET, the Group recognized approximately HK$52 million as its share of the disposal gain recognized by GET.

2

BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

a.

Statement of compliance

These financial statements have been prepared in accordance with applicable Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance.  A summary of the principal accounting policies adopted by the Group is set out below.

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after January 1, 2005.  Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs for the current and prior accounting periods reflected in these financial statements is provided in note 4.

b.

Basis of preparation of the financial statements

The consolidated financial statements for the year ended December 31, 2005 comprise the Company and its subsidiaries, other than those unconsolidated subsidiaries acquired exclusively with a view for resale, and the Group’s interest in jointly controlled companies and associates.

The measurement basis used in the preparation of the financial statements is historical cost basis, except that the following assets and liabilities are stated at fair value as explained in the accounting policies set out below:

-       investment properties (see note 2(g));

-       financial instruments classified as financial assets at fair value through profit or loss (see note 2(n)(i)) and available-for-sale financial assets (see note 2(n)(iii)); and

-       derivative financial instruments (see note 2(p)).

The investment in unconsolidated subsidiaries held for sale is stated at the lower of carrying amount and fair value less costs to sell (see note 2(t)).

2

BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

b.

Basis of preparation of the financial statements (continued)

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustments in the next year are discussed in note 3.

c.

Subsidiaries and controlled entities

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Company, directly or indirectly, holds more than half of the issued share capital or controls more than half the voting power, or controls the composition of the board of directors.  Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern its financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.  The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.  Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.  The excess of the cost of acquisition over the fair value of the Group’s share of identifiable net assets acquired is recorded as goodwill (see note 2(l)).

Where the Group increases its interest in a subsidiary, its incremental interest gives rise to additional goodwill in the subsidiary.  The goodwill is determined as the difference between the consideration given and the interest acquired in the subsidiary’s net assets and contingent liabilities at their carrying values on the Group’s consolidated balance sheet.  No fair value exercise is performed because HKFRS 3 allows a step-up to fair values only at the date control is gained.  Where the Group decreases its interest in a subsidiary without losing control, any gain or loss on the partial disposal is recognized as “Other gains, net” in the consolidated income statement.

Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements.  Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Minority interests in the balance sheet, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity holders of the Company.  Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity holders of the Company.

Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses.  If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

For subsidiaries which have accounting year ends different from the Group, the subsidiaries prepare, for the purpose of consolidation, financial statements up to and as at the same date as the Group.

2

BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

d.

Associates

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participating in the financial and operating policy decisions.

Investments in associates are accounted for in the consolidated financial statements under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group’s share of the associates’ net assets.  The consolidated income statement includes the Group’s share of post-acquisition, post-tax results of the associates for the year.

When the Group’s share of losses exceeds its interest in the associate, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.  For this purpose, the Group’s interest in the associate is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate.

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associate, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss.

e.

Joint ventures and jointly controlled companies

A joint venture or a jointly controlled company is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.  The Group has made investments in joint ventures in the PRC in respect of which the partners’ profit-sharing ratios during the joint venture period and share of net assets upon the expiration of the joint venture period may not be in proportion to their equity ratios, but are as defined in the respective joint venture contracts.

Investments made by means of joint venture structures where the Group or the Company controls the composition of the board of directors or equivalent governing body and/or is in a position to exercise control over the financial and operating policies of the joint ventures are accounted for as subsidiaries.

Investments in jointly controlled companies or joint ventures are accounted for in the consolidated financial statements under the equity method, as described in note 2(d) above.

f.

Property, plant and equipment

The following items of property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(o)):

-       buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease (see note 2(h)); and

-       other items of plant and equipment.

The cost of an item of property, plant and equipment comprises (i) its purchase price, (ii) any directly attributable costs of bringing the asset to its working condition and location for its intended use, and (iii) the initial estimate at the time of installation and during the period of use, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located.

Subsequent costs are included in the carrying amount of an item of property, plant and equipment or recognized as a separate item of property, plant and equipment, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.  All other costs, such as repairs and maintenance and overhaul costs, are recognized in the income statement as an expense in the period in which they are incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in the income statement on the date of retirement or disposal.

2

BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

f.

Property, plant and equipment (continued)

Freehold land is not depreciated.  Depreciation on other property, plant and equipment is calculated to write off the cost of items of property, plant and equipment, less their expected residual value, if any, using the straight line method over their estimated useful lives as follows:

Land and buildings

Over the shorter of the unexpired term of land lease and the estimated useful lives

Exchange equipment

5 to 15 years

Transmission plant

5 to 25 years

Other plant and equipment

Over the shorter of 2 to 17 years and the term of lease

Both the useful life of an asset and its residual value, if any, are reviewed, and adjusted if appropriate, at each balance sheet date.

g.

Investment properties

Investment properties are land and/or buildings which are owned or held under a leasehold interest (see note 2(h)) to earn rental income and/or for capital appreciation, and which are not occupied by the companies in the consolidated Group.

Investment properties are stated in the balance sheet at fair value, based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset, determined annually by independent qualified valuers.  The fair value of investment properties reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of current market conditions.  Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognized in the income statement.  Rental income from investment properties is accounted for as described in note 2(z)(iv).

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis.  Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 2(h)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases.  Lease payments are accounted for as described in note 2(h).

When an item of property, plant and equipment is transferred to investment property following a change in its use, any differences between the carrying amount and the fair value of the item arising at the date of transfer is recognized directly in equity if it is a gain.  Upon disposal of the item the gain is transferred to retained earnings.  Any loss arising in this manner is recognized immediately in the income statement.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment and its fair value at the date of reclassification becomes its cost for accounting purposes.  Investment property, that is being redeveloped for continued future use as investment property, continues to be measured at fair value and is not reclassified as property, plant and equipment during the redevelopment.

Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property at fair value.  Any difference between the fair value of the property at that date and its previous carrying amount is recognized in the income statement.

h.

Leased assets

i.

Classification of assets leased to the Group

Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for property held under operating leases that would otherwise meet the definition of an investment property, which is classified as an investment property on a property-by-property basis and, if classified as investment property, is accounted for as if held under a finance lease (see note 2(g)).

ii.

Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group’s depreciation policies, as set out in note 2(f).  Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(o).  Revenue arising from operating leases is recognized in accordance with the Group’s revenue recognition policies, as set out in note 2(z)(iv).

2

BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

h.

Leased assets (continued)

iii.

Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset.  Lease incentives received are recognized in the income statement as an integral part of the aggregate net lease payments made.  Contingent rentals are charged to the income statement in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is stated in the balance sheet as “Interests in leasehold land held for own use under operating leases” and is amortized to the income statement on a straight-line basis over the period of the lease term except where the property is classified as an investment property.

i.

Properties held for development

Properties held for development represent interests in land where construction has not yet commenced. Properties held for development are stated at cost less impairment losses.  Costs include original land acquisition costs, costs of land use rights, and any direct development costs incurred attributable to such properties.

j.

Properties under development

Properties under development represent interests in land and buildings under construction.  Properties under development for long-term retention purposes are stated at cost less impairment losses.

Properties under development for sale, for which pre-sales have commenced and pre-sale contracts were entered before January 1, 2005 are stated at cost plus attributable profits less any foreseeable losses, sale deposits received and instalments received and receivable (see note 2(z)(iii)).

Properties under development for sale where the pre-sales have not yet commenced or pre-sale contracts were entered on or after January 1, 2005 are carried at the lower of cost and the estimated net realizable value.

Cost includes original land acquisition costs, costs of land use rights, prepayment of leasehold land, construction expenditure incurred and other direct development costs attributable to such properties, including amortization of leasehold land and interest incurred on loans directly attributable to the development prior to the completion of construction.

The net realizable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses after the balance sheet date, or by management estimates based on prevailing market conditions.

Properties under development for long-term retention purpose, on completion, are transferred to property, plant and equipment or investment properties.

Properties under development for sale with the development expected to be completed within one year from the balance sheet date, which have either been pre-sold or are intended for sale, are classified under current assets.

k.

Properties for sale

Completed properties for sale are classified under current assets and stated at the lower of cost and net realizable value.  Cost is determined by apportionment of the total land and development costs attributable to the unsold properties.  Net realizable value represents the estimated selling price less costs to be incurred in selling the properties.

l.

Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in jointly controlled companies or associates over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated in the consolidated balance sheet at cost less accumulated impairment losses.  Goodwill is allocated to cash-generating units (“CGUs”) and is tested annually for impairment (see note 2(o)).  In respect of jointly controlled companies and associates, the carrying amount of goodwill is included in the carrying amount of the interest in jointly controlled companies or associates.

On disposal of a CGU, a jointly controlled company or an associate during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

2

BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

m.

Intangible assets (other than goodwill)

Intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is other than indefinite) and impairment losses (see note 2(o)).  Expenditure on internally generated goodwill and brands is recognized as an expense in the period in which it is incurred.

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

Amortization of intangible assets is charged to the income statement on a straight-line basis over the assets’ estimated useful lives unless such lives are indefinite.  Intangible assets with an indefinite useful life are tested systematically for impairment at each balance sheet date.  The following intangible assets with finite useful lives are amortized from the date they are available for use and their estimated useful lives are as follows:

Trademarks	2 - 20 years
Content licence	10 years
Wireless broadband licence	Over the term of licence
Mobile carrier licence for third generation ("3G")	Over the term of licence, commencing from
services ("3G licence")	the date of launch of the 3G services
Customer base	2 years

Both the useful life and method of amortization and any conclusion that the useful life of an intangible asset is indefinite are reviewed annually.

n.

Investments in debt and equity securities

The Group classifies its investments in debt and equity securities, other than investments in subsidiaries, associates, joint ventures and jointly controlled companies, in the following categories:

i.

Financial assets at fair value through profit or loss

This category comprises financial assets held for trading and those designated as fair value through profit or loss at inception.  A financial asset is classified as held for trading if acquired principally for the purpose of selling in the short term or if so designated by management.

Financial assets at fair value through profit or loss are classified as current assets, if they are either held for trading or are expected to be realized within 12 months of the balance sheet date, and are initially stated at fair value.  At each balance sheet date, the fair value is remeasured, with any unrealized holding gains or losses arising from the changes in fair value being recognized in the income statement in the period in which they arise.

ii.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive ability and intention to hold to maturity.  They are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets.

Held-to-maturity investments are initially recognized in the balance sheet at fair value plus transaction costs.  Subsequently, they are stated in the balance sheet at amortized cost less impairment losses (see note 2(o)).

iii.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.  They are included in non-current assets unless the Group intends to dispose of the investment within 12 months from the balance sheet date.

Available-for-sale financial assets are initially recognized at fair value plus transaction costs.  At each balance sheet date the fair value is remeasured, with any unrealized holding gains or losses arising from the changes in fair value being recognized directly in the available-for-sale financial assets reserve under equity, except for impairment losses (see note 2(o)) and, in the case of monetary items such as debt securities, foreign exchange gains and losses which are recognized directly in the income statement.  Where these investments are interest-bearing, interest calculated using the effective interest method is recognized in the income statement.  When the investments are derecognized, the cumulative gain or loss previously recognized directly in the equity is recognized in the income statement.

2

BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

n.

Investments in debt and equity securities (continued)

The fair value of quoted investments are based on bid price at the balance sheet date.  For unlisted securities or financial assets without an active market, the Group establishes the fair value by using valuation techniques including the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.  If none of the valuation techniques results in a reasonable estimate on the fair value, the investment is stated at cost less impairment losses (see note 2(o)).

Investments are recognized or derecognized on the date the Group commits to purchase or sell the investments or they expire.

o.

Impairment of assets

i.

Impairment of investments in debt and equity securities and other receivables

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortized cost or are classified as available-for-sale financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment.  If such evidence exists, any impairment loss is determined and recognized as follows:

    -

For unquoted equity securities and current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and recognized in the income statement.  Impairment losses for current receivables are reversed through the income statement if in a subsequent period the amount of the impairment loss decreases.  Impairment losses for unquoted equity securities are not reversed.

    -

For financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), and recognized in the income statement.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the income statement.  A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

    -

For available-for-sale financial assets, when there is an impairment, the cumulative loss, if any, that had been recognized directly in the available-for-sale financial assets reserve under equity is removed from equity and is recognized in the income statement.  The amount of the cumulative loss that is recognized in the income statement is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that asset previously recognized in the income statement.

Impairment losses recognized in the income statement in respect of the available-for-sale financial assets are not reversed through the income statement.  Any subsequent increase in the fair value of such assets is recognized directly in the available-for-sale financial assets reserve under equity.

Impairment losses in respect of the available-for-sale financial assets are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognized.  Reversals of impairment losses in such circumstances are recognized in the income statement.

ii.

Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

    -

property, plant and equipment;

    -

interests in leasehold land held for own use classified as being held under an operating lease;

    -

intangible assets;

    -

investments in jointly controlled companies and associates; and

    -

goodwill.

2

BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

o.

Impairment of assets (continued)

ii.

Impairment of other assets (continued)

If any such indication exists, the asset’s recoverable amount is estimated.  In addition, for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

            -

Calculation of recoverable amount
The recoverable amount of an asset is the greater of its net selling price and its value in use.  Net selling price is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a CGU).

            -

Recognition of impairment losses
An impairment loss is recognized in the income statement whenever the carrying amount of an asset, or the CGU to which it belongs, exceeds its recoverable amount.  Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then, to reduce the carrying amount of the other assets in the CGU on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

            -

Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.  An impairment loss in respect of goodwill is not allowed to be reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years.  Reversals of impairment losses are credited to the income statement in the period in which the reversals are recognized.

p.

Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into.  At each balance sheet date the fair value is remeasured.  The gain or loss on remeasurement to fair value is recognized immediately in the income statement, except where the derivatives qualify for hedge accounting, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged.

q.

Inventories

Inventories consist of trading inventories, work-in-progress and consumable inventories.

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

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

2

BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

r.

Construction contracts

The accounting policy for contract revenue is set out in note 2(z)(v) below.  When the outcome of a construction contract can be estimated reliably, contract costs are recognized as an expense by reference to the stage of completion of the contract at the balance sheet date.  When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.  When the outcome of a construction contract cannot be estimated reliably, contract costs are recognized as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognized profit less recognized losses and estimated value of work performed, including progress billing, and are presented in the balance sheet as the “Gross amount due from customers for contract work” (as an asset) or the “Gross amount due to customers for contract work” (as a liability), as applicable.  Progress billings for work performed on a contract not yet paid by customers are included in the balance sheet under “Prepayments, deposits and other current assets”.

s.

Trade and other receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method, less impairment losses for bad and doubtful debts (see note 2(o)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial.  In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see note 2(o)).

t.

Unconsolidated subsidiaries held for sale

A subsidiary that is acquired and held exclusively with a view to resale is not consolidated and is classified as unconsolidated subsidiary held for sale in the consolidated balance sheet.  Unconsolidated subsidiaries held for sale are classified as current assets because the sale is expected to be completed generally within one year or a further period if events or circumstances beyond the Group’s control occur but the Group has initiated and is committed to a plan to sell the assets.  The investment in unconsolidated subsidiaries held for sale is stated at the lower of carrying amount and fair value less costs to sell.

u.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions (other than restricted cash), and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition, less bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management, and also advances from banks repayable within three months from the dates of advances.

v.

Trade and other payables

Trade and other payables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

w.

Borrowings

Borrowings are recognized initially at fair value less attributable transaction costs.  Subsequent to initial recognition, borrowings are stated at amortized cost with any difference between the proceeds (net of transaction costs) and the redemption value being recognized in the income statement over the period of the borrowings using the effective interest method.

x.

Convertible notes and bonds

i.

Convertible notes and bonds issued

Convertible notes and bonds that can be converted to share capital of the Company at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments.  At initial recognition the liability component of the convertible notes and bonds is calculated as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option.  Any excess of proceeds over the amounts initially recognized as the liability component is recognized as the equity component and included in the convertible note and bonds reserve under equity.  Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

2

BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

x.

Convertible notes and bonds (continued)

i.

Convertible notes and bonds issued (continued)

The liability component is subsequently stated at amortized cost until extinguished on conversion or maturity of the notes and bonds, with any difference between the amount initially recognized and the redemption value being recognized in the income statement over the period of the notes and bonds using the effective interest method.

If the notes and bonds are converted, the respective equity component in the convertible notes and bonds reserve, together with the carrying value of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued.  If the notes and bonds are redeemed, the respective equity component in the convertible note and bonds reserve is released directly to deficit.

ii.

Convertible notes held

Convertible notes held on a continuing basis for an identifiable long-term purpose, are split into their derivative assets and assets components at initial recognition by recognizing the derivative asset component at its fair value and attributing to the asset component the difference between the proceeds of the convertible notes and the fair value of the derivative asset component.

The asset component is subsequently stated at amortized cost, with any difference between the fair value initially recognized and the redemption value being recognized in the income statement over the period of the convertible notes using the effective interest method.  The derivative asset component is recognized at fair value with any change in fair value recognized in the income statement.

y.

Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Group or the Company has a present legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.  Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

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

z.

Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the income statement as follows:

i.

Telecommunications and other services

Telecommunications services comprise the fixed line and mobile telecommunications network services, and equipment businesses mainly in Hong Kong.

Telecommunications service revenue based on usage of the Group’s network and facilities is recognized when the services are rendered.  Telecommunications revenue for services provided for fixed periods is recognized on a straight-line basis over the applicable fixed period.

Up-front fees received for installation of equipment and activation of customer service are deferred and recognized over the expected customer relationship period, which is estimated based on the expected stabilized churn rate.

Other service income is recognized when services are rendered to customers.

ii.

Sales of goods

Revenue from sale of goods is recognized when goods are delivered to customers which generally coincides with the time when the customer has accepted the goods and the related risks and rewards of ownership.  Revenue is recorded after deduction of any trade discounts.

2

BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

z.

Revenue recognition (continued)

iii.

Sales of properties

Revenue and profits arising from sales of completed properties is recognized upon execution of legally binding unconditional sales contracts upon which the beneficial interest in the property passes to the purchasers together with the significant risks and rewards of ownership.

Revenue and profits arising from the pre-completion contracts for the sale of properties under development is accounted for as follows:

    -

for pre-completion contracts for the sale of properties under development for which legally binding unconditional sales contracts were entered into before January 1, 2005, as permitted by the transitional provisions of HK-Int 3, revenue and profits continue to be recognized on the percentage of construction completion basis commencing when these contracts are signed and exchanged, provided that the construction work has progressed to a stage where the ultimate realization of profit can be reasonably determined and on the basis that the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development.  Deposits and instalments received from purchasers are netted off from properties under development.

     -

for pre-completion contracts for the sale of properties under development for which legally binding unconditional sales contracts were entered into on or after January 1, 2005, as required by HK-Int 3, revenue and profits are recognized upon completion of the development and when significant risks and reward of ownership have been transferred.  Deposits and instalments received from purchasers prior to this stage are included in current liabilities.

iv.

Rental income from operating leases

Rental income receivable under operating leases is recognized in the income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of leased asset.  Lease incentives granted are recognized in the income statement as an integral part of the aggregate net lease payments receivable.  Contingent rentals are recognized as income in the accounting period in which they are earned.

v.

Contract revenue

Revenue from a fixed price contract is recognized using the percentage of completion method, measured by reference to the percentage of estimated value of work performed to date to total contract revenue.

vi.

Interest income

Interest income is recognized on a time-apportioned basis using the effective interest method.

vii.

Commission income

Commission income is recognized when entitlement to the income is ascertained.

viii.

Dividend income

Dividend income is recognized when the shareholder’s right to receive payment is established.

aa.

Borrowing costs

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress.  Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

Discounts or premiums relating to borrowings, ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings, to the extent that they are regarded as adjustments to interest costs, are recognized as expenses over the period of the borrowing using the effective interest method.

2

BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

bb.

Income tax

i.

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities.  Current tax and movements in deferred tax assets and liabilities are recognized in the income statement except to the extent that they relate to items recognized directly in equity, in which case they are recognized in equity.

ii.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous year.

iii.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases.  Deferred tax assets also arise from unused tax losses and unused tax credits.

All deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.  Deferred tax assets and liabilities are not discounted.

cc.

Employee benefits

i.

Short term employee benefits

Salaries, annual bonuses, paid annual leave and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees.  Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

ii.

Retirement benefits

The Group operates both defined benefit and defined contribution retirement schemes (including the Mandatory Provident Fund) for its employees, the assets of which are generally held in separate trustee – administered funds.  The schemes are generally funded by payments from the relevant Group companies and, in some cases, employees themselves, taking account of the recommendations of independent qualified actuaries.

The Group’s contributions to the defined contribution schemes are recognized as an expense in the income statement in the period to which the contributions relate.

Retirement costs under defined benefit retirement schemes are assessed using the projected unit credit method.  Under this method, the cost of providing defined benefits is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the schemes on an annual basis.  The defined benefit obligation is measured as the present value of the estimated future cash outflows using interest rates determined by reference to market yields at the balance sheet date based on Exchange Fund Notes, which have terms to maturity approximating the terms of the related liability.  Scheme assets are measured at fair value.  Actuarial gains and losses, to the extent that the amount is in excess of 10% of the greater of the present value of the defined benefit obligations and the fair value of the scheme assets, are recognized in the income statement over the expected average remaining service lives of the participating employees.  Past service costs are recognized as an expense on a straight-line basis over the vesting period until the benefits become vested.

2

BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

cc.

Employee benefits (continued)

iii.

Share-based payments

The Group operates share option schemes where employees (and including directors) are granted options to acquire shares of the Company at specified exercise prices.  The fair value of the employee services received in exchange for the grant of the options is recognized as staff costs in the income statement with a corresponding increase in an employee share-based compensation reserve under equity.  The fair value of the options granted is measured at grant date using the trinomial option pricing model, taking into account the terms and conditions upon which the options were granted, and spread over the respective vesting period during which the employees become unconditionally entitled to the options.  During the vesting period, the number of share options that is expected to vest is reviewed.  Any adjustment to the cumulative fair value recognized in prior years is charged or credited in the income statement for the year of the review, unless the original staff costs qualify for recognition as an asset, with a corresponding adjustment to the employee share-based compensation reserve.  On vesting date, the amount recognized as staff costs is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the employee share-based compensation reserve).  The equity amount is recognized in the employee share-based compensation reserve until either the share options are exercised (when it is transferred to the share premium account) or the share options expires (when it is released directly to retained profits).  Share options granted before November 7, 2002 or vested on or before December 31, 2004 are not expensed as they are not subject to the requirements of HKFRS 2.  When the share options are exercised, the proceeds received, net of any directly attributable transaction cost, are credited to share capital (nominal value) and share premium.

The Group also grants employees (but not directors) shares of the Company at nil consideration under its share award schemes, under which the awarded shares are either newly issued at par value (the “Subscription Scheme”) or are purchased from the open market (the “Purchase Scheme”).  For the Subscription Scheme, the fair value of the employee services received in exchange for the grant of shares newly issued is recognized as staff costs in the income statement with a corresponding increase in an employee share-based compensation reserve under equity.  The fair value of the awarded shares is measured by the quoted market price of the shares at grant date and is charged to the income statement over the respective vesting period.  During the vesting period, the number of awarded shares that is expected to vest is reviewed.  Any adjustment to the cumulative fair value recognized in prior years is charged or credited in the income statement for the year of the review, unless the original staff costs qualify for recognition as an asset, with a corresponding adjustment to the employee share-based compensation reserve.  On vesting date, the amount recognized as staff costs is adjusted to reflect the actual number of awarded shares that vest (with a corresponding adjustment to the employee share-based compensation reserve).  Shares awarded under the Subscription Scheme before November 7, 2002 or awarded after November 7, 2002 but vested on or before December 31, 2004 are not expensed as they are not subject to the requirements of HKFRS 2.  On the other hand, for the Purchase Scheme, the cost of shares purchased from the open market is recognized in the balance sheet as prepaid expenses at the date of grant and amortized over the respective vesting period and recognized in the income statement as staff costs.

Shares of the Company granted to employees of the Group by the principal shareholder of the Company are accounted for in accordance with the same policy for the awarded shares under the Subscription Scheme as described above.  The fair value of the shares granted by principal shareholder is measured by the quoted market price of the shares at grant date and is charged to the income statement over the respective vesting period.

iv.

Termination benefits

Termination benefits are recognized only after either an agreement is in place with the appropriate employee representatives specifying the terms of redundancy and the numbers of employees affected, or, after individual employees have been advised of the specific terms.

2

BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

dd.

Foreign currencies

Foreign currencies transactions during the year are translated at the foreign exchange rates ruling at the transaction dates.  Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date.  Exchange gains and losses are recognized in the income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates.  Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.  Exchange differences arising on translation of non-monetary assets and liabilities, such as financial assets at fair value through profit or loss, are reported as part of the fair value gain or loss in the income statement.  Exchange differences arising on translation of non-monetary assets and liabilities, such as available-for-sale financial assets, are included in the fair value gain or loss in the available-for-sale financial assets reserve under equity.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of transactions.  Balance sheet items of foreign operations, including goodwill arising on consolidation of foreign operations acquired on or after January 1, 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date.  Goodwill arising on consolidation of a foreign operation acquired before January 1, 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.  The resulting exchange differences are recognized directly in the currency translation reserve under equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, if any, are taken to currency translation reserve under equity.  On disposal of a foreign operation, the cumulative amount of the exchange differences recognized in the currency translation reserve under equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

ee.

Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group’s internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment.  Segment revenue, expenses and segment performance include transactions between segments.  Inter-segment pricing is based on similar terms as those available to other external parties for similar services.  These transactions are eliminated upon consolidation.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

Unallocated items mainly comprise financial and corporate assets and liabilities, interest-bearing loans, borrowings, corporate and financing expenses.

3

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

a.

Key sources of estimation uncertainty

The Group makes estimates and assumptions concerning the future.  The resulting accounting estimates will, by definition, seldom equal the related actual results.  Notes 22, 33(a), 34 and 40 contain information about the assumptions and their risk factors relating to goodwill impairment, defined benefit liability, fair value of share options or shares granted and financial instruments.  Other key sources of estimation uncertainty are discussed below.

i.

Useful lives of property, plant and equipment and intangible assets (other than goodwill)

The Group has significant property, plant and equipment and intangible assets (other than goodwill) acquired through the purchases of various subsidiaries.  The Group is required to estimate the useful lives of property, plant and equipment and intangible assets (other than goodwill) in order to ascertain the amount of depreciation and amortization charges for each reporting period.  A significant amount of these assets have estimated useful lives that extend beyond 10 years.

The useful lives are estimated at the time of purchase of these assets after considering future technology changes, business developments and the Group’s strategies.  The Group performs an annual review to assess the appropriateness of the estimated useful lives.  Such review takes into account any unexpected adverse changes in circumstances or events, including declines in projected operating results, negative industry or economic trends, rapid advancement in technology and significant downturns in the Company’s stock price.  The Group extends or shortens the useful lives and/or makes impairment provisions according to the results of the review.

ii.

Impairment of assets

At each balance sheet date, the Group reviews internal and external sources of information to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

    -

property, plant and equipment;

    -

interests in leasehold land held for own use classified as being held under an operating lease;

    -

intangible assets;

    -

investments in jointly controlled companies and associates; and

    -

goodwill.

If any such indication exists, the asset’s recoverable amount is estimated.  In addition, for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.  An impairment loss is recognized in the income statement whenever the carrying amount of an asset exceeds its recoverable amounts.

The sources utilized to identify indications of impairment are often subjective in nature and the Group is required to use judgement in applying such information to its business.  The Group’s interpretation of this information has a direct impact on whether an impairment assessment is performed as at any given balance sheet date.  Such information is particularly significant as it relates to the Group’s telecommunications services and infrastructure businesses in Hong Kong.

If an indication of impairment is identified, such information is further subjected to an exercise that requires the Group to estimate the recoverable value, representing the greater of the net selling price of such asset or its value in use.  Depending on the Group’s assessment of the overall materiality of the asset under review and complexity of deriving reasonable estimates of the recoverable value, the Group may perform such assessment utilizing internal resources or the Group may engage external advisors to counsel the Group in making this assessment.  Regardless of the resources utilized, the Group is required to make many assumptions to make this assessment, including the utilization of such asset, the cash flows to be generated, appropriate market discount rates and the projected market and regulatory conditions.  Changes in any of these assumptions could result in a material change to future estimates of the recoverable value of any asset.

3

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

a.

Key sources of estimation uncertainty (continued)

iii.

Revenue recognition

Telecommunications service revenue based on usage of the Group’s network and facilities is recognized when the services are rendered.  Telecommunications revenue for services provided for fixed periods is recognized on a straight-line basis over the respective period.  In addition, up-front fees received for installation of equipment and activation of customer service are deferred and recognized over the expected customer relationship period.  The Group is required to exercise considerable judgement in revenue recognition particularly in the areas of customer discounts, billing reserves for pricing changes, customer disputes, revenue reserve for special customer agreements and stabilized churn rate.  Significant changes in management estimates may result in material revenue adjustments.

Revenue and profits arising from the pre-completion contracts for the sale of properties under development for which legally binding unconditional sales contracts were entered into before January 1, 2005 are recognized on the percentage of construction completion method commencing when these contracts are signed and exchanged, provided that the construction work has progressed to a stage where the ultimate realization of profit can be reasonably determined and on the basis that the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development.  In this regard, the pre-sales of the residential portion of the Cyberport project commenced in early 2003.  The Group has made certain estimates concerning the stage of completion of properties subject to pre-sale, the estimated costs to be incurred to completion, and the estimated total sales and cost of sales in applying the percentage of construction completion method.  Significant changes in these estimates could result in material changes to revenue and profits recognized for pre-completion contracts for sales of properties under development.

iv.

Provisions

The Group recognizes provisions when it has a present legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.  The recording of provisions requires the application of judgements about the ultimate resolution of these obligations.  As a result, provisions are reviewed at each balance sheet date and adjusted to reflect the Group’s current best estimate.

Pursuant to an agreement dated May 17, 2000 entered into with the Government of Hong Kong (the “Government”) in respect of the Cyberport project (“Cyberport Project Agreement”) as set out in note 21(a), the Government is entitled to receive payments of approximately 65% from the surplus cashflow as stipulated under certain terms and conditions of the Cyberport Project Agreement arising from the sales of the residential portion of the Cyberport project.  Provision for payment to the Government is included as a cost within properties under development.  The provision is based on estimated sales proceeds of the residential portion of the Cyberport project and the estimated development costs of the Cyberport project and forms part of the development costs for the Cyberport project.  In case there are any changes to the Group’s estimates of projected future sales proceeds and the development costs, this would impact on the provisions to be made and the Group’s profit to be derived from the Cyberport project.

v.

Deferred taxation

While deferred tax liabilities are provided in full on all taxable temporary differences, deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.  In assessing the amount of deferred tax assets that need to be recognized, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies.  In the event that the Group’s estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group’s ability to utilize the tax benefits of net operating loss carryforwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

vi.

Current tax

The Group makes a provision for current tax based on estimated income tax liabilities.  The estimated income tax liabilities are primarily computed based on the tax computation as prepared by the Group.  Nevertheless, from time to time, there are cases of disagreements with the tax authorities of Hong Kong and elsewhere on the tax treatment of items included in the tax computations.  If the Group considers it probable that these disputes would result in additional tax payments, the most likely amount of the payment will be estimated and adjustments to the tax expenses and tax liabilities will be made accordingly.

3

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

b.

Critical accounting judgements in applying the Group’s accounting policies

Certain critical accounting judgements in applying the Group’s accounting policies are described below.

i.

Distinction between investment properties and owner-occupied properties

The Group determines whether a property qualifies as investment property, and has developed criteria in making its judgement.  Investment property is a property held to earn rentals and/or for capital appreciation.  Therefore, the Group considers whether the property generates cash flows largely independently of the other assets held by the entity.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes.  If these portions can be sold separately (or leased out separately under a finance lease), the Group’s financial statements account for the portions separately.  If the portions cannot be sold separately, the property is accounted for as investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes.  Judgement is applied in determining whether ancillary services are so significant that a property does not qualify as investment property.  The Group considers each property separately in making its judgement.

ii.

Held-to-maturity investments

The Group follows the guidance of HKAS 39 “Financial Instruments: Recognition and Measurement” on classifying non-derivative financial assets with fixed or determinable payments and fixed maturities as held-to-maturity investments.  In making its judgment on this classification, the Group evaluates its intention and ability to hold such investments to maturity.

If the Group fails to keep these investments to maturity other than for specific circumstances explained in HKAS 39, it will be required to reclassify the entire class of assets as available-for-sale financial assets.  The investments would therefore be measured at fair value but not amortized cost.

iii.

Accounting for the IRU

The Group acquired an IRU from the Reach Group to use certain international undersea cables and determined to recognize it as transmission plant under “Property, plant and equipment”.  The Group believes that the period covered by the IRU represents the major part of the economic lives of the underlying assets and the Group bears all costs and receives all the benefits from the utilization of the undersea cables.  Accordingly, the Group believes the risks and rewards incidental to ownership have been transferred to the Group and has treated the transaction as an acquisition of property, plant and equipment.

iv.

Disposal of PCCW Tower

The disposal of PCCW Tower, the Group’s headquarters in Hong Kong, was completed on February 7, 2005.  Under the formal property sale and purchase agreement dated December 21, 2004, on completion of the disposal, the Group, through PCPD, has guaranteed to the purchaser a net monthly rental of approximately HK$13.3 million for a period of 5 years commencing from the date following completion of the disposal.  The Group considers that the significant risks and rewards associated with the ownership of the property have been transferred to the purchaser as the net potential shortfall in rental to be received by the Group over the guaranteed net monthly rental payments for the 5-year-period, if any, will be insignificant as compared to the total sales proceeds of HK$2,808 million.

4

CHANGES IN ACCOUNTING POLICIES

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after January 1, 2005.

The principal accounting policies of the Group after the adoption of these new and revised HKFRSs have been summarized in note 2.  The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

The Group has not adopted any new standard or interpretation that is not effective for the current accounting period, details of which are set out in note 47.

a.

Adoption of new and revised HKFRSs

The Group has adopted the new and revised HKFRSs below, which are relevant to its operations, in the preparation of the financial statements.  The 2004 and 2003 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Construction Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investment in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKAS-Int 12	Consolidation – Special Purpose Entities
HKAS-Int 15	Operating Leases – Incentives
HKAS-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HKFRS 5	Non-current Assets Held for Sale and Discontinued Operations
HK-Int 3	Revenue – Pre-completion Contracts for the Sale of Development Properties
HK-Int 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of HKASs 2, 7, 8, 10, 11, 12, 14, 16, 19, 21, 23, 27, 28, 31, 33, 37, 38, HKAS-Ints 12 and 15, HKFRS 5 and HK-Int 4 had no material effect on the accounting policies.  The effect of the adoption of certain new and revised HKFRSs, which results in substantial changes to the accounting policies, is set out below.

4

CHANGES IN ACCOUNTING POLICIES (continued)

a.

Adoption of new and revised HKFRSs (continued)

i.

Changes in presentation (HKAS 1)

HKAS 1 has affected the presentation of share of net after-tax results of jointly controlled companies and associates, and minority interests.

    -

Presentation of shares of jointly controlled companies’ and associates’ taxation
In prior years, the Group’s share of taxation of jointly controlled companies and associates accounted for using the equity method was included as part of the Group’s income tax in the consolidated income statement.  With effect from January 1, 2005, in accordance with the implementation guidance in HKAS 1, the Group has changed the presentation and includes the share of taxation of jointly controlled companies and associates accounted for under equity method in the respective shares of results of jointly controlled companies and associates reported in the consolidated income statement before arriving at the Group’s profit or loss before taxation.

    -

Minority interests
In prior years, minority interests in the results of the Group for the year were separately presented in the income statement as a deduction before arriving at the profit attributable to shareholders (the equity holders of the Company).  With effect from January 1, 2005, in order to comply with HKAS 1, the Group has changed its accounting policy relating to the presentation of minority interests.  Under the new policy, minority interests are presented in the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and equity holders of the Company, and are presented as part of equity, separately from interests attributable to the equity holders of the Company on the consolidated balance sheet, details of which are set out in note 2(c).

These changes in presentation have been applied retrospectively with comparatives restated as shown in notes 4(b) and 4(c) below.

ii.

Leasehold land and buildings held for own use (HKAS 17)

In prior years, leasehold land and buildings held for own use were stated at cost less accumulated depreciation and impairment losses.  Depreciation was calculated to write off the cost on a straight-line basis over the shorter of the lease term and the estimated useful lives of the buildings.

With effect from January 1, 2005, in order to comply with HKAS 17, the Group has adopted a new policy for leasehold land and buildings held for own use.  Under the new policy, the interest in leasehold land held for own use is accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be measured separately from the fair value of the interest in leasehold land at the time the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later.  Any buildings held for own use which are situated on such land leases continue to be presented as part of property, plant and equipment.  Any pre-paid cost of acquiring the land leases is amortized in the income statement on a straight-line basis over the period of the lease term or where there is impairment, the impairment is expensed in the income statement.  Details of the new policy are set out in notes 2(f) and 2(h).

This new accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly.  The adjustments for each financial statement line item affected for the years ended December 31, 2003, 2004 and 2005 are set out in notes 4(b) and 4(c) below.

iii.

Recognition of up-front installation fees (HKAS 18)

In prior years, up-front fees received for installation of equipment and activation of customer service were recognized when installation and activation were completed.

Upon the adoption of HKAS 18 as from January 1, 2005, as set out in note 2(z)(i), up-front fees received for installation of equipment and activation of customer service are deferred and recognized over the expected customer relationship period, which is estimated based on the expected stabilized churn rate.

This new accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly.  The adjustments for each financial statement line item affected for the years ended December 31, 2003, 2004 and 2005 are set out in notes 4(b) and 4(c) below.

4

CHANGES IN ACCOUNTING POLICIES (continued)

a.

Adoption of new and revised HKFRSs (continued)

iv.

Definition of related parties (HKAS 24)

As a result of the adoption of HKAS 24, the definition of related parties as disclosed in note 5 has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.  The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period, as compared to those that would have been reported had the Statement of Standard Accounting Practice (“SSAP”) 20 “Related party disclosures” still been in effect.

v.

Financial instruments (HKAS 32 and HKAS 39)

With effect from January 1, 2005, in order to comply with HKAS 32 and HKAS 39, the Group has changed its accounting policies relating to financial instruments to those as set out in notes 2(n) to (p), 2(s) and 2(v) to (x).  Further details of the changes are as follows:

    -

Investments in debt and equity securities
In prior years, equity investments, other than investments in subsidiaries, associates, joint ventures and jointly controlled companies, were classified as (i) investment securities, where the investments were held on a continuing basis for an identifiable long-term purpose were classified as investment securities and were stated at cost less provisions for diminution in value; and (ii) other investments, where the investments were other than investment securities and held-to-maturity securities and were stated at fair value with changes in fair value recognized in the income statement as they arose.

With effect from January 1, 2005, and in accordance with HKAS 39, all non-trading investments, other than investments in subsidiaries, associates, joint ventures and jointly controlled companies, are classified as available-for-sale financial assets and carried at fair value.  Changes in fair value are recognized in the available-for-sale financial assets reserve under equity, unless there is objective evidence that an individual investment has been impaired.  There are no material adjustments arising from the adoption of the new policies to the carrying value of trading investments, held-to-maturity investments and unquoted available-for-sale financial assets not carried at fair value.  Details of the new accounting policies are set out in note 2(n).

    -

Derivative financial instruments

In prior years, the notional amounts of derivative financial instruments, including interest rate and currency swaps, forward interest rate agreements, interest rate options and equity options, entered into by the Group were not reflected in the balance sheet.  The related interest flows were accounted for on an accrual basis and the premiums received or paid on written or purchased options were amortized over the terms of the respective options.

With effect from January 1, 2005, and in accordance with HKAS 39, all derivative financial instruments entered into by the Group are stated at fair value.  Changes in fair value are recognized in the income statement as they arise.  Details of the new accounting policies are set out in note 2(p).

    -

Convertible notes and bonds

In prior years, convertible notes and bonds issued were stated at amortized cost (including transaction costs), with any difference between the cost and redemption value being recognized in the income statement over the period of the convertible notes and bonds on a straight-line basis.

With effect from January 1, 2005, and in accordance with HKAS 32, convertible notes and bonds issued, that are convertible into a fixed number of shares of the Company, are split into their liability and equity components at initial recognition.  The liability component is subsequently carried at amortized cost (including transaction costs) using the effective interest rate method.  The equity component is recognized in the convertible note and bonds reserve until the note or bond is either converted (in which case it is transferred to share premium) or the note or bond is redeemed (in which case it is released directly to retained profits).  Details of the new accounting policies are set out in note 2(x).

The above changes in accounting policies were adopted by way of an adjustment to the opening balance of deficit as at January 1, 2005 in accordance with the transitional arrangements in HKAS 39, except for the change in accounting policy relating to the splitting of the convertible notes and bonds issued into their liability and equity components at initial recognition in accordance with HKAS 32, in which case it has been adopted retrospectively.  The adjustments for each financial statement line item affected for the years ended December 31, 2003, 2004 and 2005 are set out in notes 4(b) and 4(c) below.

4

CHANGES IN ACCOUNTING POLICIES (continued)

a.

Adoption of new and revised HKFRSs (continued)

vi.

Amortization of goodwill (HKFRS 3 and HKAS 36)

In prior periods, goodwill, arising on consolidation for acquisitions:

    -

occurring before January 1, 2001 was taken directly to reserves at the time it arose, and was not recognized in the income statement until disposal or impairment of the acquired business, and was subject to annual impairment testing; and

    -

occurring on or after January 1, 2001 was amortized on a straight-line basis over its useful life and was subject to impairment testing when there were indications of impairment.

With effect from January 1, 2005, in order to comply with HKFRS 3 and HKAS 36, the Group has changed its accounting policies relating to goodwill.  Under the new policy, the Group no longer amortizes goodwill but tests it at least annually for impairment.  Details of the new accounting policies are set out in note 2(l).

The new policy in respect of the cessation of amortization of goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3.  Also, goodwill which had previously been taken directly to reserves (i.e. goodwill which arose before January 1, 2001) will not be recognized in the income statement on disposal or impairment of the acquired business, or under any other circumstances.  The adjustments for each financial statement line item affected for the year ended December 31, 2005 are set out in note 4(c) below.

vii.

Investment property (HKAS 40)

Changes in accounting policies relating to investment properties are as follows:

    -

Recognition of movements in fair value in the income statement

In prior years, changes arising on the revaluation of the Group’s investment properties were recognized directly in the property revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on the portfolio, or when a deficit previously recognized in the income statement had been reversed, or when an individual investment property was disposed of.  In these limited circumstances, changes arising on the revaluation were recognized in the income statement.

Upon the adoption of HKAS 40 as from January 1, 2005, as set out in note 2(g), all changes in the fair value of investment properties are recognized directly in the income statement in accordance with the fair value model in HKAS 40.

There is no requirement for the Group to restate the comparative information and accordingly, any adjustment relating to the treatment of the property revaluation surplus has been made to the deficit as at January 1, 2005, including the reclassification of any amount held in the property revaluation reserve.

    -

Dual use properties

In prior years, for dual use properties, the parts held for own use and used as investment properties were accounted for separately if a significant portion of the property was occupied by members of the Group.

HKAS 40 states that dual use properties can only be classified as investment properties if (i) the portion used as investment properties can be separately sold or leased out under finance lease; or (ii) the portion occupied by members of the Group is insignificant.

Upon the adoption of HKAS 40 as from January 1, 2005, part of the properties being accounted for as investment properties in prior years is treated as properties held for own use and hence is accounted for in accordance with HKAS 16 under the accounting policy as set out in note 2(f).  The change in accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly.

The adjustments for each financial statement line item affected for the years ended December 31, 2003, 2004 and 2005 are set out in notes 4(b) and 4(c) below.

4

CHANGES IN ACCOUNTING POLICIES (continued)

a.

Adoption of new and revised HKFRSs (continued)

viii.

  Deferred tax on movements in fair value of investment properties (HKAS-Int 21)

In prior years, the Group was required to apply the tax rate that would be applied for recovery of the carrying value of the investment properties through sale to determine whether any amounts of deferred tax liabilities should be recognized on the revaluation of investment properties.

As from January 1, 2005, in order to comply with HKAS-Int 21, the Group recognizes deferred tax liabilities on movements in the fair value of an investment property using tax rates that are applied for recovery of the carrying value of the investment properties through use, if the Group has no intention to sell it and the property would have been depreciable had the Group not adopted the fair value model.  Details of the accounting policy for deferred tax are set out in note 2(bb).

The change in accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly.  The adjustments for each financial statement line item affected for the years ended December 31, 2003, 2004 and 2005 are set out in notes 4(b) and 4(c) below.

ix.

Equity-settled share-based payments (HKFRS 2)

In prior years, no amounts were recognized for the equity-settled share-based payment transactions in the Group, including:

    -

share options granted to employees or directors of the Group to acquire shares of the Company at specified exercise prices under the share option schemes operated by the Group;

    -

shares of the Company awarded to employees (but not directors) of the Group under the Subscription Scheme operated by the Group; and

    -

shares of the Company granted to employees of the Group by the principal shareholder of the Company.

If the employees or directors of the Group chose to exercise the share options, the nominal amount of share capital and share premium were credited only to the extent of the share option’s exercise price receivable.

With effect from January 1, 2005, in order to comply with HKFRS 2, the Group has adopted a new policy for the above equity-settled share-based payment transactions.  Under the new policy, the Group recognizes the fair value of such share options or shares as an expense in the income statement according to the vesting schedule, with a corresponding increase recognized in the employee share-based compensation reserve under equity.  Further details of the new policy are set out in note 2(cc)(iii).

The new accounting policy has been applied retrospectively with comparatives restated, except that the Group has taken advantage of the transitional provisions set out in HKFRS 2, under which the new recognition and measurement policies have not been applied to the following grants of share options or shares:

    -

all share options or shares granted to employees or directors on or before November 7, 2002; and

    -

all share options or shares granted to employees or directors after November 7, 2002 but which had vested before January 1, 2005.

The adjustments for each financial statement line item affected for the years ended December 31, 2003, 2004 and 2005 are set out in notes 4(b) and 4(c) below.

x.

Revenue arising from pre-sales of properties under development (HK-Int 3)

In prior years, revenue arising from the pre-sales of properties under development was recognized on the percentage of construction completion method.

Upon the adoption of HK-Int 3 as from January 1, 2005, revenue arising from the pre-completion contracts for the sale of properties under development entered into on or after January 1, 2005 is recognized when the property is completed.  Further details of the new policy are set out in note 2(z)(iii).

The new accounting policy has been applied prospectively in accordance with the transitional arrangements under HK-Int 3.  The adjustments for each financial statement line item affected for the year ended December 31, 2005 are set out in note 4(c) below.

4

CHANGES IN ACCOUNTING POLICIES (continued)

b.

Restatement of prior periods

The following tables disclose the adjustments that have been made in accordance with the transitional provisions of the respective new and revised HKFRSs or the provisions of HKAS 8 to each of the line items in the consolidated income statement and balance sheet and other significant related disclosure items as previously reported for the years ended December 31, 2003 and 2004.

i.

Effect on the consolidated financial statements

Consolidated income statement for the year ended December 31, 2004

In HK$ million	2004	Effect of new policy (increase/(decrease) in profit for the year)							2004
(except for earnings per share)	(as previously reported)	HKAS 1	HKAS 17	HKAS 18	HKAS 32	HKAS-Int 21	HKFRS 2	Sub-total	(as restated)
		(Note 4(a)(i))	(Note 4(a)(ii))	(Note 4(a)(iii))	(Note 4(a)(v))	(Note 4(a)(viii))	(Note 4(a)(ix))

Turnover	22,895	–	–	107	–	–	–	107	23,002
Cost of sales	(10,531)	–	–	–	–	–	–	–	(10,531)
General and administrative expenses	(8,298)	–	7	–	–	–	(93)	(86)	(8,384)
Other gains, net	461	–	–	–	–	(52)	–	(52)	409
Provisions for impairment losses	(40)	–	–	–	–	–	–	–	(40)
Restructuring costs	(51)	–	–	–	–	–	–	–	(51)
Interest income	57	–	–	–	–	–	–	–	57
Finance costs	(1,986)	–	–	–	(32)	–	–	(32)	(2,018)
Share of results of jointly controlled companies	(4)	–	–	–	–	–	–	–	(4)
Share of results of associates	152	(1)	–	–	–	–	–	(1)	151
Impairment losses on interests in jointly controlled companies and associates	(16)	–	–	–	–	–	–	–	(16)

Profit before taxation	2,639	(1)	7	107	(32)	(52)	(93)	(64)	2,575
Income tax	(981)	1	–	(19)	–	–	–	(18)	(999)

Profit after taxation	1,658	–	7	88	(32)	(52)	(93)	(82)	1,576
Minority interests	(20)	20	–	–	–	–	–	20	–

Profit for the year	1,638	20	7	88	(32)	(52)	(93)	(62)	1,576

Attributable to:
Equity holders of the Company	1,638	–	7	88	(32)	(52)	(93)	(82)	1,556
Minority interests	–	20	–	–	–	–	–	20	20

Profit for the year	1,638	20	7	88	(32)	(52)	(93)	(62)	1,576

Earnings per share (in HK cents)
Basic	30.50	–	0.13	1.64	(0.59)	(0.97)	(1.73)	(1.52)	28.98

Diluted	30.26	–	0.13	1.60	(0.58)	(0.95)	(1.69)	(1.49)	28.77

Increase/(Decrease) in other significant disclosure items:
Staff costs	2,903	–	–	–	–	–	93	93	2,996
Depreciation	2,379	–	(22)	–	–	–	–	(22)	2,357
Amortization of land lease premium	–	–	15	–	–	–	–	15	15

4

CHANGES IN ACCOUNTING POLICIES (continued)

b.

Restatement of prior periods (continued)

i.

Effect on the consolidated financial statements (continued)

Consolidated balance sheet as at December 31, 2004

In HK$ million	2004	Effect of new policy (increase/(decrease) in net assets)							2004
	(as previously reported)	HKAS 17	HKAS 18	HKAS 32	HKAS 40	HKAS- Int 21	HKFRS 2	Sub-total	(as restated)
		(Note 4(a)(ii))	(Note 4(a)(iii))	(Note 4(a)(v))	(Note 4(a)(vii))	(Note 4(a)(viii))	(Note 4(a)(ix))

Non-current assets
Property, plant and equipment	15,062	(1,157)	–	–	116	–	–	(1,041)	14,021
Investment properties	5,184	–	–	–	(108)	–	–	(108)	5,076
Interests in leasehold land held for own use under operating leases	–	1,189	–	–	(3)	–	–	1,186	1,186
Other non-current assets	11,198	–	–	–	–	–	–	–	11,198

	31,444	32	–	–	5	–	–	37	31,481

Current assets	13,524	–	–	–	–	–	–	–	13,524

Current liabilities
Short-term borrowings	(9,031)	–	–	19	–	–	–	19	(9,012)
Accruals, other payables and deferred income	(6,617)	–	–	(15)	–	–	–	(15)	(6,632)
Advances from customers	(1,052)	–	(231)	–	–	–	–	(231)	(1,283)
Other current liabilities	(3,967)	–	–	–	–	–	–	–	(3,967)

	(20,667)	–	(231)	4	–	–	–	(227)	(20,894)

Net current liabilities	(7,143)	–	(231)	4	–	–	–	(227)	(7,370)

Total assets less current liabilities	24,301	32	(231)	4	5	–	–	(190)	24,111

Non-current liabilities
Long-term liabilities	(20,663)	–	–	183	–	–	–	183	(20,480)
Deferred tax liabilities	(2,613)	–	213	–	–	88	–	301	(2,312)
Deferred income	(9)	–	(987)	–	–	–	–	(987)	(996)
Other long-term liabilities	(704)	–	–	(107)	–	–	–	(107)	(811)
Other non-current liabilities	(5,212)	–	–	–	–	–	–	–	(5,212)

	(29,201)	–	(774)	76	–	88	–	(610)	(29,811)

Net liabilities	(4,900)	32	(1,005)	80	5	88	–	(800)	(5,700)

CAPITAL AND RESERVES
Share capital	1,344	–	–	–	–	–	–	–	1,344
Share premium	18	–	–	–	–	–	11	11	29
Employee share-based compensation reserve	–	–	–	–	–	–	137	137	137
Property revaluation reserve	25	–	–	–	8	97	–	105	130
Convertible note and bonds reserve	–	–	–	202	–	–	–	202	202
Deficit	(28,039)	32	(1,005)	(122)	(3)	(52)	(148)	(1,298)	(29,337)
Other reserves	19,936	–	–	–	–	–	–	–	19,936

Equity attributable to equity holders of the Company	(6,716)	32	(1,005)	80	5	45	–	(843)	(7,559)
Minority interests	1,816	–	–	–	–	43	–	43	1,859

Total equity	(4,900)	32	(1,005)	80	5	88	–	(800)	(5,700)

4

CHANGES IN ACCOUNTING POLICIES (continued)

b.

Restatement of prior periods (continued)

i.

Effect on the consolidated financial statements (continued)

Consolidated income statement for the year ended December 31, 2003

In HK$ million	2003	Effect of new policy (increase/(decrease) in profit for the year)						2003
(except for loss per share)	(as previously reported)	HKAS 1	HKAS 17	HKAS 18	HKAS 32	HKFRS 2	Sub-total	(as restated)
		(Note 4(a)(i))	(Note 4(a)(ii))	(Note 4(a)(iii))	(Note 4(a)(v))	(Note 4(a)(ix))

Turnover	22,550	–	–	73	–	–	73	22,623
Cost of sales	(8,730)	–	–	–	–	–	–	(8,730)
General and administrative expenses	(9,481)	–	6	–	–	(54)	(48)	(9,529)
Other gains, net	407	–	–	–	–	–	–	407
Provisions for impairment losses	(2,452)	–	–	–	–	–	–	(2,452)
Restructuring costs	(38)	–	–	–	–	–	–	(38)
Interest income	132	–	–	–	–	–	–	132
Finance costs	(2,249)	–	–	–	(44)	–	(44)	(2,293)
Share of results of jointly controlled companies	(891)	(16)	–	–	–	–	(16)	(907)
Share of results of associates	65	(1)	–	–	–	–	(1)	64
Impairment losses on interests in jointly controlled companies and associates	(4,464)	–	–	–	–	–	–	(4,464)

Loss before taxation	(5,151)	(17)	6	73	(44)	(54)	(36)	(5,187)
Income tax	(1,165)	17	–	8	–	–	25	(1,140)

Loss after taxation	(6,316)	–	6	81	(44)	(54)	(11)	(6,327)
Minority interests	216	(216)	–	–	–	–	(216)	–

Loss for the year	(6,100)	(216)	6	81	(44)	(54)	(227)	(6,327)

Attributable to:
Equity holders of the Company	(6,100)	–	6	81	(44)	(54)	(11)	(6,111)
Minority interests	–	(216)	–	–	–	–	(216)	(216)

Loss for the year	(6,100)	(216)	6	81	(44)	(54)	(227)	(6,327)

Loss per share (in HK cents)
Basic	(122.81)	–	0.12	1.63	(0.89)	(1.08)	(0.22)	(123.03)

Diluted	(122.81)	–	0.12	1.63	(0.89)	(1.08)	(0.22)	(123.03)

Increase/(Decrease) in other significant disclosure items:
Staff costs	3,149	–	–	–	–	54	54	3,203
Depreciation	2,674	–	(19)	–	–	–	(19)	2,655
Amortization of land lease premium	–	–	13	–	–	–	13	13

4

CHANGES IN ACCOUNTING POLICIES (continued)

c.

Estimated effect of changes in accounting policies for the current period

The following tables provide estimates of the extent to which each of the line items in the consolidated income statement and balance sheet and other significant related disclosure items for the year ended December 31, 2005 is higher or lower than it would have been had the previous policies still been applied in the year, where it is practicable to make such estimates.  In addition, the adjustments that have been made to the opening balances at January 1, 2005, which are the aggregate effect of retrospective adjustments as at December 31, 2004 and the opening balance adjustments made as at January 1, 2005 to each of the line items in the consolidated balance sheet are also included.

i.

Effect on the consolidated financial statements

       Estimated effect on the consolidated income statement for the year ended December 31, 2005:

In HK$ million	Estimated effect of new policy (increase/(decrease) in profit for the year)
(except for earnings per share)	HKAS 1	HKAS 17	HKAS 18	HKASs 32 & 39	HKFRS 3 & HKAS 36	HKAS 40	HKFRS 2	HK-Int 3	Total
	(Note 4(a)(i))	(Note 4(a)(ii))	(Note 4(a)(iii))	(Note 4(a)(v))	(Note 4(a)(vi))	(Note 4(a)(vii))	(Note 4(a)(ix))	(Note 4(a)(x))

Turnover	–	–	147	–	–	–	–	(672)	(525)
Cost of sales	–	–	–	–	–	–	–	571	571
General and administrative expenses	–	7	–	25	105	73	(100)	–	110
Other gains, net	–	–	–	345	–	2	–	–	347
Provisions for impairment losses	–	–	–	–	–	–	–	–	–
Interest income	–	–	–	–	–	–	–	–	–
Finance costs	–	–	–	(2)	–	–	–	–	(2)
Share of results of jointly controlled companies	–	–	–	–	–	–	–	–	–
Share of results of associates	(1)	–	–	–	–	–	–	–	(1)
Impairment losses on interests in jointly controlled companies and associates	–	–	–	–	–	–	–	–	–

Profit before taxation	(1)	7	147	368	105	75	(100)	(101)	500
Income tax	1	–	(26)	–	–	–	–	18	(7)

Profit for the year	–	7	121	368	105	75	(100)	(83)	493

Attributable to:
Equity holders of the Company	–	7	121	368	105	47	(98)	(50)	500
Minority interests	–	–	–	–	–	28	(2)	(33)	(7)

Profit for the year	–	7	121	368	105	75	(100)	(83)	493

Earnings per share (in HK cents)
Basic	–	0.11	1.89	5.76	1.65	0.73	(1.53)	(0.78)	7.83

Diluted	–	0.11	1.89	5.75	1.64	0.73	(1.53)	(0.78)	7.81

Increase/(Decrease) in other significant disclosure items:
Staff costs	–	–	–	–	–	–	100	–	100
Depreciation	–	(23)	–	–	–	–	–	–	(23)
Amortization of goodwill	–	–	–	–	(105)	–	–	–	(105)
Amortization of land lease premium	–	16	–	–	–	–	–	–	16

CHANGES IN ACCOUNTING POLICIES (continued)

c.

Estimated effect of changes in accounting policies for the current period (continued)

i.

Effect on the consolidated financial statements (continued)

Estimated effect on the consolidated balance sheet as at December 31, 2005:

In HK$ million	Estimated effect of new policy (increase/(decrease) in net assets)
	HKAS 17	HKAS 18	HKASs 32 & 39	HKFRS 3 & HKAS 36	HKAS 40	HKAS- Int 21	HKFRS 2	HK-Int 3	Total
	(Note 4(a)(ii))	(Note 4(a)(iii))	(Note 4(a)(v))	(Note 4(a)(vi))	(Note 4(a)(vii))	(Note 4(a)(viii))	(Note 4(a)(ix))	(Note 4(a)(x))

Non-current assets
Property, plant and equipment	(1,157)	–	–	–	116	–	–	–	(1,041)
Investment properties	–	–	–	–	(108)	–	–	–	(108)
Interests in leasehold land held for own use under operating leases	1,196	–	–	–	(3)	–	–	–	1,193
Goodwill	–	–	–	105	8	8	–	–	121
Properties held for/under development	–	–	–	–	–	–	–	721	721
Other non-current assets	–	–	(118)	–	–	–	–	–	(118)

	39	–	(118)	105	13	8	–	721	768

Current assets
Derivative financial instruments	–	–	102	–	–	–	–	–	102
Available-for-sale financial assets	–	–	89	–	–	–	–	–	89
Financial assets at fair value through profit or loss	–	–	(55)	–	–	–	–	–	(55)
Prepayments, deposits and other current assets	–	–	26	–	–	–	–	(822)	(796)

	–	–	162	–	–	–	–	(822)	(660)

Current liabilities
Derivative financial instruments	–	–	(62)	–	–	–	–	–	(62)
Accruals, other payables and deferred income	–	(215)	(80)	–	–	–	–	18	(277)

	–	(215)	(142)	–	–	–	–	18	(339)

Net current liabilities	–	(215)	20	–	–	–	–	(804)	(999)

Total assets less current liabilities	39	(215)	(98)	105	13	8	–	(83)	(231)

Non-current liabilities
Long-term liabilities	–	–	(213)	–	–	–	–	–	(213)
Deferred tax liabilities	–	187	–	–	–	88	–	–	275
Deferred income	–	(856)	9	–	–	–	–	–	(847)
Other long-term liabilities	–	–	382	–	–	–	–	–	382

	–	(669)	178	–	–	88	–	–	(403)

Net assets/(liabilities)	39	(884)	80	105	13	96	–	(83)	(634)

CAPITAL AND RESERVES
Share premium	–	–	–	–	–	–	25	–	25
Employee share-based compensation reserve	–	–	–	–	–	–	223	–	223
Property revaluation reserve	–	–	–	–	(120)	97	–	–	(23)
Convertible note and bonds reserve	–	–	183	–	–	–	–	–	183
Available-for-sale financial assets reserve	–	–	89	–	–	–	–	–	89
Deficit	39	(884)	(192)	105	133	(52)	(246)	(50)	(1,147)

Equity attributable to equity holders of the Company	39	(884)	80	105	13	45	2	(50)	(650)
Minority interests	–	–	–	–	–	51	(2)	(33)	16

Total equity	39	(884)	80	105	13	96	–	(83)	(634)

5

RELATED PARTY TRANSACTIONS

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence.  Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

During the year, the Group had the following significant transactions with related parties:

In HK$ million	Note(s)	2005	2004	2003

Convertible bond interest paid or payable to a substantial shareholder	a	276	293	293
Capital injection to a jointly controlled company		–	–	117
Telecommunications service fees, rental charges, facility management services and subcontracting charges received or receivable from a jointly controlled company	a & c	135	135	221
System integration charges received or receivable from a shareholder of a PRC subsidiary	a	404	387	59
Telecommunications service fees and system integration charges received or receivable from a substantial shareholder	a	34	–	–
Telecommunications service fees, outsourcing fees and rental charges paid or payable to a jointly controlled company	a & c	765	905	1,086
Telecommunications service fees paid or payable to a substantial shareholder	a	14	–	–
Key management compensation	b	164	170	148

a.

These transactions were carried out after negotiations between the Group and the related parties in the ordinary course of business and on the basis of estimated market value as determined by the directors.  In respect of transactions for which the price or volume has not yet been agreed with the relevant related parties, the directors have determined the relevant amounts based on their best estimation.

b.

Details of key management compensation

In HK$ million	2005	2004	2003

Salaries and other short-term employee benefits	117	127	121
Post-employment benefits	4	4	6
Share-based compensation	43	39	21

	164	170	148

RELATED PARTY TRANSACTIONS (continued)

c.

Details of transactions with a jointly controlled company of a subsidiary (“JV”)

An indirect wholly-owned subsidiary of the Company and a wholly-owned subsidiary of the JV have entered into a Hong Kong Domestic Connectivity Agreement and an International Services Agreement for the provision of domestic and international connectivity services in Hong Kong and between Hong Kong and other countries.  Pursuant to the International Services Agreement, for the first five years of operations subsequent to the formation of the JV, the Group is required to acquire 90%, 90%, 80%, 70% and 60% per annum, respectively, of its total annual purchases of “Committed Services” (being international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from the wholly-owned subsidiary of the JV.  The Hong Kong Domestic Connectivity Agreement contemplates a reciprocal arrangement, whereby the Group will provide local connectivity services in Hong Kong to the wholly-owned subsidiary of the JV under similar terms and conditions.  These agreements were subsequently amended on January 31, 2001 and further amended on April 15, 2003 such that each of the Group and Telstra have agreed to purchase 90% per annum of the Group’s and Telstra’s respective Committed Services from the JV and its subsidiaries until repayment of the outstanding portion of US$1,200 million (approximately HK$9,360 million) of the debt under the amended US$1,500 million syndicated term loan facility (the “Reach Term Facility”) to a wholly-owned subsidiary of the JV on December 31, 2010 or earlier at rates benchmarked at least annually to prevailing market prices.  The wholly-owned subsidiary of the JV similarly must acquire 90% per annum of its local connectivity services from the Group under the amended agreement for domestic connectivity services, similarly extended for the same period.  The International Services Agreement was terminated as part of the arrangements relating to the establishment of the new operating model for the JV on April 16, 2005, details of which are set out in note 1(d).

Purchases made by the Group from the JV for the year ended December 31, 2005 were HK$163 million (2004: HK$855 million, 2003: HK$1,036 million).

On April 15, 2003, the Company, the indirect wholly-owned subsidiary of the Company, and Telstra entered into a capacity prepayment agreement with the JV and certain of its subsidiaries whereby each of the Company and Telstra agreed to make a prepayment of US$143 million (approximately HK$1,115 million) for the purchase of capacity as stated above.  These prepayments (which will be compounded to reflect the time value of money) are to be applied against the cost of services and capacity supplied to Telstra and the Group by the JV and certain of its subsidiaries as and when the JV and certain of its subsidiaries have available surplus cash in accordance with a prescribed formula.  The total balance of HK$1,139 million, comprising the prepayment of HK$1,115 million and the accrued interest receivable of HK$24 million as at December 31, 2003, was included in “Interest in jointly controlled companies” in the consolidated balance sheet and subsequently written down to zero as at December 31, 2003 and the total balance of prepayment remained zero as at December 31, 2004 (see note 25).

On June 17, 2004, the Company and Telstra agreed to purchase from the syndicate of banks the entire outstanding portion of US$1,200 million of the debt under the Reach Term Facility for approximately US$310.9 million (approximately HK$2,425 million).  The Company’s share of the purchased debt was 50%, or approximately US$155.45 million (approximately HK$1,213 million).  The purchase was completed on June 18, 2004.  This loan receivable from the wholly-owned subsidiary of the JV is secured and will be repayable in a single payment on December 31, 2010.  Interest on the loan receivable was suspended for six months from June 18, 2004 and agreed to be at London Interbank Offered Rate (“LIBOR”) plus 250 basis points following such period.  As at December 31, 2004, the loan receivable from the wholly-owned subsidiary of the JV was approximately HK$1,214 million and was included in “Loan due from a jointly controlled company of a subsidiary” in the balance sheet of the Company (see note 25).  This loan receivable was subsequently set-off pursuant to the arrangements relating to the establishment of the new operating model for the JV on April 16, 2005, details of which are set out in note 1(d).

In addition, on June 17, 2004, the Company and Telstra agreed to provide the JV with a revolving working capital loan facility with each of the Company and Telstra contributing up to US$25 million (approximately HK$195 million) to this facility.  As at December 31, 2005, no draw down has been made by the JV under this facility (2004: Nil).  This amount has been disclosed as the Group’s commitment as at December 31, 2005 with details set out in note 41(c).

As set out in note 1(d), the Group entered into a new operating model with the JV on April 16, 2005.  During the year ended December 31, 2005, the outsourcing fees paid or payable by the Group to the JV under the new operating model, determined on a cost plus basis, were HK$552 million (2004: Nil, 2003: Nil).  Details of other transactions pursuant to the agreements with the JV on April 16, 2005 are set out in note 1(d).

d.

Amounts due from/(to) related companies

Other than as specified in this note, notes 25 and 26 and a loan to the parent company of a substantial shareholder in the amount of HK$98 million at a fixed interest rate of 4% per annum and with fixed terms of repayment up to 2010, balances with related parties are unsecured, non-interest bearing and have no fixed repayment terms.

TURNOVER

In HK$ million	2005	2004	2003
		(Restated)	(Restated)
		(Note 46)	(Note 46)

Telecommunications and other service revenues	15,703	15,720	16,608
Amounts received and receivable in respect of goods sold	1,727	1,532	1,626
Amounts received and receivable in respect of properties sold	4,821	5,415	4,111
Amounts received and receivable from the rental of investment properties	248	335	276
Revenues from construction contracts	–	–	2

	22,499	23,002	22,623

7

SEGMENT INFORMATION

Segment information is presented in respect of the Group’s business and geographical segments.  Business segment information is chosen as the primary reporting format because this is consistent with the Group’s internal financial reporting.

a.

Business segments

The Group comprises the following main business segments:

Telecommunications Services (“TSS”) is the leading provider of telecommunications and multimedia services, which include local telephony, local and international data, IDD, Broadband Access, mobile telephony and pay television, and related equipment in Hong Kong.

Business eSolutions offers Information and Communications Technologies services, business broadband access services, hosting and facilities management services and directories businesses within Hong Kong and mainland China.

Infrastructure and Property (“Infrastructure”) covers the Group’s property portfolio in Hong Kong and mainland China including the Cyberport development in Hong Kong.

Others include the Group’s other businesses in Taiwan, United Kingdom and Japan, and together with the corporate support functions.

In HK$ million	TSS			Business eSolutions			Infrastructure			Others			Elimination			Consolidated
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
		(Restated) (Note 46)	(Restated) (Note 46)		(Restated) (Note 46)	(Restated) (Note 46)		(Restated) (Note 46)	(Restated) (Note 46)		(Restated) (Note 46)	(Restated) (Note 46)		(Restated) (Note 46)	(Restated) (Note 46)		(Restated) (Note 46)	(Restated) (Note 46)

REVENUE
External revenue	15,143	14,698	15,939	1,945	2,174	1,762	5,099	5,767	4,497	312	363	425	–	–	–	22,499	23,002	22,623
Inter-segment revenue	788	636	707	509	527	564	55	96	103	–	9	–	(1,352)	(1,268)	(1,374)	–	–	–

Total revenue	15,931	15,334	16,646	2,454	2,701	2,326	5,154	5,863	4,600	312	372	425	(1,352)	(1,268)	(1,374)	22,499	23,002	22,623

RESULT
Segment results	4,471	4,728	5,229	(83)	(63)	(148)	539	1,274	108	(102)	(635)	(2,317)	–	–	–	4,825	5,304	2,872
Unallocated corporate expenses																(271)	(899)	(591)
Interest income																533	57	132
Finance costs																(2,234)	(2,018)	(2,293)
Share of results of jointly controlled companies and associates	120	162	(767)	–	(4)	(49)	–	–	(1)	1	(11)	(26)	–	–	–	121	147	(843)
Impairment losses on interests in jointly controlled companies and associates	–	–	(4,170)	(4)	(16)	–	–	–	–	–	–	(294)	–	–	–	(4)	(16)	(4,464)

Profit/(Loss) before taxation																2,970	2,575	(5,187)
Income tax																(1,103)	(999)	(1,140)

Profit/(Loss) for the year																1,867	1,576	(6,327)

7

SEGMENT INFORMATION (continued)

a.

Business segments (continued)

In HK$ million	TSS			Business eSolutions			Infrastructure			Others			Elimination		Consolidated
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2005	2004
		(Restated) (Note 46)	(Restated) (Note 46))		(Restated) (Note 46)	(Restated) (Note 46)		(Restated) (Note 46)	(Restated) (Note 46)		(Restated) (Note 46)	(Restated) (Note 46)		(Restated) (Note 46)		(Restated) (Note 46)

OTHER INFORMATION
Capital expenditure (including property, plant and equipment, investment properties, interests in leasehold land held for own use under operating leases, intangible assets and goodwill) incurred during the year	6,810	1,532	1,746	136	42	190	100	104	13	177	366	165
Depreciation and amortization	2,267	2,061	2,228	96	135	136	119	140	145	122	112	176
Impairment losses recognized in income statement	33	28	5,190	21	16	71	6	5	–	20	7	1,643
Significant non-cash expenses (excluding depreciation, amortization and impairment losses)	109	99	82	4	4	8	41	–	9	11	212	328

ASSETS
Segment assets	21,839	17,202		1,348	1,508		17,247	18,577		1,731	1,507		–	–	42,165	38,794
Interests in jointly controlled companies and associates	697	1,858		–	2		–	–		8	14		–	–	705	1,874
Unallocated corporate assets
- Cash and cash equivalents															9,679	3,494
- Net lease payments receivable															203	287
- Other corporate assets															531	556

Consolidated total assets															53,283	45,005

LIABILITIES
Segment liabilities	5,557	4,759		845	904		9,463	8,496		738	693		–	–	16,603	14,852
Unallocated corporate liabilities
- Short-term borrowings															6,500	9,012
- Long-term liabilities															22,857	20,480
- Deferred tax liabilities															2,181	2,312
- Other long-term liabilities															–	549
- Taxation															855	1,080
- Other corporate liabilities															1,555	2,420

Consolidated total liabilities															50,551	50,705

7

SEGMENT INFORMATION (continued)

a.

Business segments (continued)

The changes in carrying amount of goodwill for the year ended December 31, 2005 are as follows:

In HK$ million	TSS		Business eSolutions		Infrastructure		Others		Consolidated
	Goodwill carried on consolidated balance sheet	Goodwill carried in reserves	Goodwill carried on consolidated balance sheet	Goodwill carried in reserves	Goodwill carried on consolidated balance sheet	Goodwill carried in reserves	Goodwill carried on consolidated balance sheet	Goodwill carried in reserves	Goodwill carried on consolidated balance sheet	Goodwill carried in reserves

Cost
Beginning of year	720	161,035	337	524	84	(18)	484	4,652	1,625	166,193
Opening balance adjustment to eliminate accumulated amortization and impairment	(135)	(123,823)	(67)	(348)	(3)	–	(460)	(4,652)	(665)	(128,823)
Additions	1,538	–	76	–	87	–	–	–	1,701	–

End of year	2,123	37,212	346	176	168	(18)	24	–	2,661	37,370

Amortization and Impairment
Beginning of year	135	123,823	67	348	3	–	460	4,652	665	128,823
Eliminated against cost at January 1, 2005	(135)	(123,823)	(67)	(348)	(3)	–	(460)	(4,652)	(665)	(128,823)

End of year	–	–	–	–	–	–	–	–	–	–

Carrying amount
End of year	2,123	37,212	346	176	168	(18)	24	–	2,661	37,370

Beginning of year	585	37,212	270	176	81	(18)	24	–	960	37,370

SEGMENT INFORMATION (continued)

b.

Geographical segments

The Group’s businesses are managed on a worldwide basis, but operate in three principal economic environments.  In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.  Segment assets and capital expenditure are based on the geographical location of the assets.

In HK$ million	Revenue from external customers			Segment assets		Long-lived assets		Capital expenditure incurred during the year
	2005	2004 (Restated) (Note 46)	2003 (Restated) (Note 46)	2005	2004 (Restated) (Note 46)	2005	2004 (Restated) (Note 46)	2005	2004

Hong Kong	20,613	21,212	21,245	35,048	33,388	20,178	24,714	5,394	1,651
Mainland China (excluding Hong Kong) and Taiwan	1,498	1,468	948	4,956	4,780	4,123	3,950	110	46
Others	388	322	430	2,161	626	1,995	486	1,744	370

	22,499	23,002	22,623	42,165	38,794	26,296	29,150	7,248	2,067

OTHER GAINS, NET

In HK$ million	2005	2004	2003
		(Restated)	(Restated)
		(Note 46)	(Note 46)

Net realized gains on disposals of investments in subsidiaries, an associate, available-for-sale financial assets and financial assets at fair value through profit or loss	264	–	–
Net unrealized gains on financial assets at fair value through profit or loss	73	–	–
Impairment loss on investment in unconsolidated subsidiaries held for sale	(6)	–	–
Net unrealized holding (losses)/gains on other investments	–	(25)	8
Net realized gains on disposals of investments in jointly controlled companies and associates, investment securities and other investments	–	22	103
Provision for impairment of investments	(18)	(187)	(258)
Loss on rental guarantee (note a)	(69)	–	–
Net realized and unrealized fair value gains on derivative financial instruments	319	–	–
Fair value gains on investment properties	2	–	–
Amortization of premium received from equity options	–	5	12
Gain on termination and amendment of the terms of cross currency swap contracts (note d)	–	–	532
Gain on deemed disposal of interest in subsidiaries (note b)	–	59	–
Gain on placement of PCPD shares, net of expenses (note c)	–	524	–
Dividend income	10	11	10
Unclaimed dividend payable by a subsidiary written back	27	–	–
Others	24	–	–

	626	409	407

a.

Under the formal property sale and purchase agreement dated December 21, 2004 in respect of the disposal of PCCW Tower, on completion of the disposal, there is a rental guarantee pursuant to which Partner Link Investments Limited (“Partner Link”), an indirect wholly-owned subsidiary of PCPD, will undertake to the purchaser that it will pay a guaranteed net monthly rental of approximately HK$13.3 million to the purchaser for a period of 5 years commencing from February 8, 2005, i.e. the date following completion of the disposal of PCCW Tower.  During the period from February 8, 2005 to December 31, 2005, the Group recorded a net loss of approximately HK$28 million, representing the net cash outflow under the rental guarantee.  In addition, the Group has also made a provision of approximately HK$41 million in relation to the rental guarantee over the remaining term of the rental guarantee.

OTHER GAINS, NET (continued)

b.

In respect of the reverse acquisition of DFG effective May 10, 2004 as set out in note 1(b), the Group recorded a deemed disposal gain of approximately HK$36 million for the year ended December 31, 2004 as a result of the injection of its interests in certain investment properties to acquire the 93.42% interest in DFG. In addition, on October 28, 2004, Asian Motion agreed to sell, through Lehman Brothers Asia Limited, 118,000,000 PCPD shares at a price of HK$2.18 per PCPD share. On the same date, Asian Motion also entered into a subscription agreement with PCPD for the subscription of 118,000,000 new PCPD shares at the price of HK$2.18 per PCPD share. The net proceeds from the subscription were used for general working capital purposes. As a result, the Group recorded another deemed disposal gain of approximately HK$36 million for the year ended December 31, 2004.  Upon the adoption of new and revised HKFRSs effective January 1, 2005, the net assets of PCPD at the date of the deemed disposals were increased due to decreases of deferred tax liabilities (see note 4(a)(viii) above).  Accordingly, the deemed disposal gains were restated to approximately HK$28 million and HK$31 million respectively to reflect the effect of the increased net assets of PCPD at the date of the deemed disposals.

c.

On April 30, 2004, the Company and Asian Motion agreed to sell, through Citigroup Global Markets Hong Kong Futures and Securities Limited, 237,000,000 PCPD shares at a price of HK$2.65 per PCPD share.  The Group’s gain (net of expenses) from the share placing was approximately HK$252 million for the year ended December 31, 2004 and the net proceeds were used for the general working capital purposes of Asian Motion.  In addition, on November 30, 2004, Asian Motion agreed to sell, through Deutsche Bank AG, Hong Kong Branch, 450,000,000 PCPD shares at a price of HK$2.48 per PCPD share. The Group’s gain (net of expenses) from this disposal was approximately HK$311 million for the year ended December 31, 2004 and the net proceeds were used for general corporate purposes.  Upon the adoption of new and revised HKFRSs effective January 1, 2005, these gains on placement of PCPD shares were restated to approximately HK$238 million and HK$286 million respectively.

d.

In 2003, the Group recognized a gain of approximately HK$532 million from the termination of certain cross currency swap contracts and the amendment of the terms of another cross currency swap contract.

PROVISIONS FOR IMPAIRMENT LOSSES

In HK$ million	2005	2004	2003

Provisions for impairment of:
Property, plant and equipment (note a)	50	29	1,167
Multimedia business related assets (note b)	–	–	301
Game business related assets (note c)	–	–	893
Others	2	11	91

	52	40	2,452

a.

Due to technology and market changes in the sectors in which the Group operates, certain of the Group’s property, plant and equipment became obsolete or impaired.  Accordingly, the Group recognized an impairment loss of approximately HK$50 million (2004: HK$29 million, 2003: HK$1,155 million) in the consolidated income statement for the year ended December 31, 2005.  In 2003, an impairment loss of approximately HK$12 million on the fixed assets of the game business was recognized as described in note (c) below.

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

c.

In 2003, JALECO, a then subsidiary incorporated under the laws of Japan with shares registered on the Over the Counter market in Japan, restructured its on-line game and game development businesses and exited certain legacy businesses.  In view of the continual losses incurred by JALECO, management performed an assessment of the fair value of its interest in JALECO, including the related goodwill that was previously eliminated against reserves, as at December 31, 2003.  As a result, based on the estimated value in use of JALECO determined using a discount rate of 12.5%, the Group recognized impairment losses for goodwill and other assets of HK$742 million and HK$151 million respectively in the consolidated income statement for the year ended December 31, 2003.

PROFIT/(LOSS) BEFORE TAXATION

Profit/(Loss) before taxation is stated after crediting and charging the following:

a.

Staff costs

In HK$ million	2005	2004	2003
		(Restated)	(Restated)
		(Note 46)	(Note 46)

Retirement costs for directors	4	4	4
Retirement costs for other staff
– pension (income)/expense for defined benefit retirement schemes (note 33(a)(iii))	(240)	(129)	103
– contributions to defined contribution retirement scheme	151	170	112

	(85)	45	219
Equity-settled share-based payment expenses	100	93	54
Salaries, bonuses and other benefits	2,662	2,858	2,930

	2,677	2,996	3,203

b.

Other items

In HK$ million	2005	2004	2003
		(Restated)	(Restated)
		(Note 46)	(Note 46)

Crediting:
Dividend income from
– listed investments	9	–	2
– unlisted investments	1	11	8
Realized gains on disposal of investments in a subsidiary, jointly controlled companies and associates included in other gains, net	166	3	8
Realized gains on disposal of investment securities included in other gains, net	–	19	87
Realized gains on disposal of available-for-sale financial assets and financial assets at fair value through profit or loss included in other gains, net	98	–	–
Realized gains on disposal of other investments included in other gains, net	–	–	8
Gain on disposal of property, plant and equipment, investment properties and interests in leasehold land held for own use under operating leases	24	56	–
Exchange gains, net	211	34	7
Gross rental income	248	335	276
Less: Outgoings	(21)	(54)	(21)

Charging:
Provision for impairment of goodwill attributable to REACH	–	–	315
Provision for impairment of goodwill attributable to subsidiaries	–	–	742
Provision for impairment of goodwill attributable to another jointly controlled company	–	–	122
Provision for impairment of property, plant and equipment	50	29	1,167
Provision for impairment of intangible assets	–	–	351
Impairment loss for doubtful debts	137	45	115
Provision for inventory obsolescence	17	9	70
Depreciation of property, plant and equipment	2,543	2,357	2,655
Amortization of land lease premium	16	15	13
Amortization of intangible assets	135	97	132
Amortization of goodwill	–	63	82
Cost of inventories	1,692	1,473	1,528
Cost of properties sold	4,119	4,665	3,951
Loss on disposal of property, plant and equipment, investment properties and interests in leasehold land held for own use under operating leases	–	–	145
Auditors’ remuneration	16	14	12
Operating lease rental
– equipment	89	86	99
– other assets (including property rentals)	260	231	223

FINANCE COSTS

In HK$ million	2005	2004	2003
		(Restated)	(Restated)
		(Note 46)	(Note 46)

Interest paid/payable for:
Overdrafts and bank loans wholly repayable within 5 years	153	113	501
Bank loans not wholly repayable within 5 years	–	5	4
Other loans wholly repayable within 5 years	943	927	952
Other loans not wholly repayable within 5 years	1,166	993	853

	2,262	2,038	2,310
Interest capitalized in property, plant and equipment	(28)	(20)	(17)

Finance costs	2,234	2,018	2,293

During the year, the capitalization rates used to determine the amount of interest eligible for capitalization ranged from 5.37% to 7.75% (2004: 3.9% to 5.5%, 2003: 2.7 % to 4.9%).

During the year, unamortized debt origination costs of approximately HK$10 million have been written off (2004: HK$36 million, 2003: HK$122 million) due to debt repayment.

IMPAIRMENT LOSSES ON INTERESTS IN JOINTLY CONTROLLED COMPANIES AND ASSOCIATES

In HK$ million	2005	2004	2003

Impairment losses on interests in:
REACH (note a)	–	–	4,159
Another jointly controlled company (note b)	–	–	227
Other jointly controlled company and associates	4	16	78

	4	16	4,464

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

The Group performed an assessment of the fair value of its interest in REACH, including the related goodwill that was previously eliminated against reserves, as at December 31, 2003.  As a result, based on the estimated value in use of REACH determined using a discount rate of 10%, the Group made full provision for impairment of its previously unimpaired interest in REACH, recognizing an impairment loss of approximately HK$4,159 million in the consolidated income statement for the year ended December 31, 2003.  Accordingly, the Group’s total interest in REACH had been written down to zero as at December 31, 2003.

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

DIRECTORS’ AND SENIOR EXECUTIVES’ EMOLUMENTS

In HK$ million	2005	2004	2003
		(Restated)	(Restated)
		(Note 46)	(Note 46)

Non-executive directors
Fees	5	5	4
Share-based compensation	3	1	1

	8	6	5

Executive directors
Fees	–	–	–
Salaries, allowances and other allowances and benefits in kind	57	52	62
Pension scheme contributions	4	4	4
Bonuses	50	65	50
Further payment as compensation for loss of office to a past director	–	–	2
Share-based compensation	39	37	20

	150	158	138

Total	158	164	143

The emoluments of the directors analyzed by the number of directors and emolument ranges are as follows:

			Number of directors
			2005	2004	2003
				(Restated)	(Restated)
				(Note 46)	(Note 46)

Up to HK$1,000,000			8	6	5
HK$1,000,001	-	HK$1,500,000	–	1	–
HK$1,500,001	-	HK$2,000,000	–	–	1
HK$2,000,001	-	HK$2,500,000	–	–	1
HK$2,500,001	-	HK$3,000,000	–	–	2
HK$4,000,001	-	HK$4,500,000	1	2	–
HK$5,000,001	-	HK$5,500,000	1	–	–
HK$6,500,001	-	HK$7,000,000	1	–	–
HK$8,000,001	-	HK$8,500,000	1	1	1
HK$9,500,001	-	HK$10,000,000	–	1	1
HK$10,000,001	-	HK$10,500,000	–	–	1
HK$11,500,001	-	HK$12,000,000	–	–	1
HK$13,500,001	-	HK$14,000,000	–	–	1
HK$16,000,001	-	HK$16,500,000	–	–	1
HK$16,500,001	-	HK$17,000,000	–	–	1
HK$18,500,001	-	HK$19,000,000	1	–	–
HK$22,000,001	-	HK$22,500,000	–	1	–
HK$22,500,001	-	HK$23,000,000	–	1	–
HK$23,000,001	-	HK$23,500,000	1	1	–
HK$23,500,001	-	HK$24,000,000	1	–	–
HK$24,500,001	-	HK$25,000,000	–	1	–
HK$26,500,001	-	HK$27,000,000	1	–	–
HK$38,000,001	-	HK$38,500,000	1	–	–
HK$40,000,001	-	HK$40,500,000	–	1	–
HK$45,000,001	-	HK$45,500,000	–	–	1

			17	16	17

No directors waived the right to receive emoluments during the years.

Of the five highest paid individuals in the Group, all (2004: all, 2003: all) are directors of the Company whose emoluments are included above.

13  DIRECTORS’ AND SENIOR EXECUTIVES’ EMOLUMENTS (continued)

Details of directors’ emoluments are set out below:

a.

Directors’ emoluments – cash and cash equivalents paid by the Company

In HK$ million	2005
	Directors’ fees	Salaries, allowances and benefits in kind	Bonuses [1]	Retirement scheme contributions

Executive directors
Li Tzar Kai, Richard	–	4.29 [2]	–	–
So Chak Kwong, Jack	–	15.00	8.00	0.63
Yuen Tin Fan, Francis	–	4.28	7.30	0.64
Peter Anthony Allen	–	2.70 [3]	3.00	0.19
Alexander Anthony Arena	–	11.48	8.83	0.81
Chung Cho Yee, Mico	–	5.00	13.09	0.54
Lee Chi Hong, Robert	–	11.00	7.90	0.90
Dr. Fan Xingcha [4]	0.05	2.80	2.05 [5]	0.24

Non-executive directors
Sir David Ford	–	2.54	0.12	0.20
Zhang Chunjiang [6]	0.15	–	–	–
Dr. Tian Suning [7]	0.15	–	–	–

Independent non-executive directors
Prof Chang Hsin-kang	0.20	–	–	–
Dr. Fung Kwok King, Victor	0.20	–	–	–
Dr. The Hon Sir Li Kwok Po, David	0.20	–	–	–
Sir Roger Lobo	0.30 [8]	–	–	–
Aman Mehta	0.20	0.40	–	–
The Hon Raymond George Hardenbergh Seitz [9]	0.30[10]	0.40	–	–

	1.75	59.89	50.29	4.15

Notes:

1.

Bonuses in respect of 2005, paid in 2005 and in 2006.

2.

Benefit of accommodation provided.

3.

Excludes remuneration for duties performed for associates.

4.

Appointed as a non-executive director on April 1, 2005 and redesignated as an executive director on July 1, 2005.

5.

Includes sign-on bonus.

6.

Appointed as non-executive director on April 1, 2005.

7.

Appointed as non-executive director on April 1, 2005.

8.

Includes HK$100,000 fee as Chairman of Audit Committee.

9.

Redesignated as independent non-executive director on February 1, 2005.

10.
Includes HK$100,000 fee as Chairman of Remuneration Committee.

DIRECTORS’ AND SENIOR EXECUTIVES’ EMOLUMENTS (continued)

a.

Directors’ emoluments – cash and cash equivalents paid by the Company (continued)

In HK$ million	2004
	Directors’ fees	Salaries, allowances and benefits in kind	Bonuses [1]	Retirement scheme contributions

Executive directors
Li Tzar Kai, Richard	–	4.26 [2]	–	–
So Chak Kwong, Jack	–	15.00	8.20	0.63
Yuen Tin Fan, Francis	–	4.28	13.69	0.64
Peter Anthony Allen	–	2.89 [3]	3.94	0.07
Alexander Anthony Arena	–	4.00	14.18	0.45
Chung Cho Yee, Mico	–	5.00	13.12	0.52
Lee Chi Hong, Robert	–	10.00	7.80	0.83
Michael John Butcher [4]	–	5.32	3.90	0.35
Cheung Wing Lam, Linus [5]	–	1.25	–	0.13

Non-executive directors
Sir David Ford	–	2.45	0.22	0.20
The Hon Raymond George Hardenbergh Seitz	0.30 [6]	0.40	–	–

Independent non-executive directors
Prof Chang Hsin-kang	0.20	–	–	–
Dr. Fung Kwok King, Victor	0.20	–	–	–
Dr. The Hon Sir Li Kwok Po, David	0.20	–	–	–
Sir Roger Lobo	0.30 [7]	–	–	–
Aman Mehta [8]	0.18	0.30	–	–

	1.38	55.15	65.05	3.82

       Notes:

1

Includes bonuses in respect of 2003 (paid in 2003 and 2004) and 2004 (paid in 2004 and 2005).

2

Benefit of accommodation provided.

3

Excludes remuneration for duties performed for associates.

4

Resigned as executive director on August 26, 2004.

5

Resigned as executive director on February 29, 2004.

6

Includes HK$100,000 fee as Chairman of Remuneration Committee.

7

Includes HK$100,000 fee as Chairman of Audit Committee.

8

Appointed as independent non-executive director on February 10, 2004.

DIRECTORS’ AND SENIOR EXECUTIVES’ EMOLUMENTS (continued)

b.

Directors’ emoluments – share-based compensation

	2005
	Grant date	Exercise price of share options	Number of share options/ shares outstanding at beginning of year	Number of share options exercised/ shares transferred	Number of share options/shares outstanding at end of year	Number of share options vested	Share-based compensation charged to income statement	Value of shares transferred
							(Note ii)	(Note i)
		HK$					HK$ million	HK$ million

Executive directors
So Chak Kwong, Jack	July 25, 2003	4.3500	12,000,000	–	12,000,000	8,000,000	6.59	–
	February 8, 2005	4.4750	3,500,000	–	3,500,000	–	2.31	–
	May 15, 2003	N/A	4,322,000	2,161,000	2,161,000	N/A	5.71	11.13

Yuen Tin Fan, Francis	July 25, 2003	4.3500	8,534,000	–	8,534,000	5,689,333	4.68	–
	February 8, 2005	4.4750	3,000,000	–	3,000,000	–	1.98	–

Peter Anthony Allen	July 25, 2003	4.3500	2,000,000	–	2,000,000	1,333,333	1.10	–
	February 8, 2005	4.4750	2,000,000	–	2,000,000	–	1.32	–

Alexander Anthony Arena	July 25, 2003	4.3500	6,400,000	–	6,400,000	4,266,666	3.51	–
	February 8, 2005	4.4750	3,000,000	–	3,000,000	–	1.98	–

Chung Cho Yee, Mico	July 25, 2003	4.3500	5,695,200	–	5,695,200	3,796,800	3.13	–
	February 8, 2005	4.4750	3,000,000	–	3,000,000	–	1.98	–

Lee Chi Hong, Robert	July 25, 2003	4.3500	5,000,000	–	5,000,000	3,333,333	2.74	–
	February 8, 2005	4.4750	1,000,000	–	1,000,000	–	0.66	–

Dr. Fan Xingcha	September 1, 2005	5.2500	7,000,000	–	7,000,000	–	1.42	–

Non-executive director
Sir David Ford	July 25, 2003	4.3500	2,000,000	–	2,000,000	1,333,333	1.10	–
	February 8, 2005	4.4750	2,000,000	–	2,000,000	–	1.32	–

							41.53	11.13

DIRECTORS’ AND SENIOR EXECUTIVES’ EMOLUMENTS (continued)

b.

Directors’ emoluments – share-based compensation (continued)

	2004
	Grant date	Exercise price of share options	Number of share options/ shares outstanding at beginning of year	Number of share options exercised/ shares transferred	Number of share options/shares outstanding at end of year	Number of share options vested	Share-based compensation charged to income statement	Value of shares transferred
							(Note ii)	(Note i)
		HK$					HK$ million	HK$ million

Executive directors
So Chak Kwong, Jack	July 25, 2003	4.3500	12,000,000	–	12,000,000	4,000,000	8.94	–
	May 15, 2003	N/A	6,483,000	2,161,000	4,322,000	N/A	7.68	11.78

Yuen Tin Fan, Francis	July 25, 2003	4.3500	8,534,000	–	8,534,000	2,844,666	6.36	–

Peter Anthony Allen	July 25, 2003	4.3500	2,000,000	–	2,000,000	666,666	1.49	–

Alexander Anthony Arena	July 25, 2003	4.3500	6,400,000	–	6,400,000	2,133,333	4.77	–

Chung Cho Yee, Mico	July 25, 2003	4.3500	5,695,200	–	5,695,200	1,898,400	4.24	–

Lee Chi Hong, Robert	July 25, 2003	4.3500	5,000,000	–	5,000,000	1,666,666	3.72	–

Non-executive director
Sir David Ford	July 25, 2003	4.3500	2,000,000	–	2,000,000	666,666	1.49	–

							38.69	11.78

i.

Value of shares transferred

The value of shares transferred represents the market value of relevant shares granted by the principal shareholder to a director at the date of transfer.  No director exercised share options in 2005 or 2004.  Had there been any exercise of share options by directors, the value of shares transferred would include the market value of the relevant shares at the date of exercise less the corresponding exercise price.

ii.

Share-based compensation charged to income statement

Share-based compensation is a trinomial option pricing model calculation of the fair value of share options, and also the estimated fair value of the Company’s shares granted as estimated at the date of grant.  Share-based compensation is amortized in the income statement over the vesting period of the related share options or shares granted.  These values do not represent realizable gains which are affected by a combination of a number of factors, including, performance of the Company’s share price, vesting period, timing of exercise etc.  The details of these share options and awards are disclosed in notes 34(a) and 34(c) to the consolidated financial statements.

INCOME TAX

a.

Taxation in the consolidated income statement represents:

In HK$ million	2005	2004	2003
		(Restated)	(Restated)
		(Note 46)	(Note 46)

Hong Kong profits tax
– provision for current year	1,105	1,305	1,300
– under/(over) provision in respect of prior years	77	(76)	57
Overseas tax
– provision for current year	5	10	10
– overprovision in respect of prior years	–	–	(74)
Recovery of deferred taxation (note 36(a))	(84)	(240)	(153)

	1,103	999	1,140

In March 2003, the Government announced an increase in the profits tax rate applicable to the Group’s operations in Hong Kong from 16% to 17.5%.  Accordingly, Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%, 2003: 17.5%, except for certain subsidiaries as mentioned in note (i) below) on the estimated assessable profits for the year.

Overseas taxation has been calculated on the estimated assessable profits for the year at the rates prevailing in the respective jurisdictions.

b.

Reconciliation between tax expense and accounting profit at applicable tax rate:

In HK$ million	2005	2004	2003
		(Restated)	(Restated)
		(Note 46)	(Note 46)

Profit/(Loss) before taxation	2,970	2,575	(5,187)

Notional tax on profit/(loss) before taxation, calculated at applicable tax rates	520	451	(928)
Income not subject to taxation
- interest income	(68)	(10)	(23)
- realized gain on disposal of investments	(21)	–	(1)
- recovery of loan provision	–	(15)	–
- pension income for defined benefit retirement schemes	(8)	(23)	–
- gain from derivative financial instruments	(34)	–	–
- others	(46)	(28)	(37)
Expenses not deductible for taxation purposes
- non-deductible interest	302	281	337
- provision for impairment of goodwill	–	–	206
- provision for impairment of investments	–	33	45
- impairment losses on interests in jointly controlled companies and associates, other than goodwill	–	3	697
- others	46	36	71
Tax losses not recognized	444	456	453
Under/(Over) provision in prior years, net	13	(142)	57
Utilization of tax losses	(29)	(27)	–
(Income not subject to taxation)/Expenses not deductible for taxation purposes for jointly controlled companies and associates	(21)	(26)	144
Recovery of deferred tax on revaluation surplus of properties	–	–	(56)
Tax provision of overseas operations	5	10	10
Effect on opening balance of deferred tax resulting from an increase in tax rate during the year	–	–	165

Tax expense	1,103	999	1,140

i.

For certain subsidiaries having an accounting year end date of March 31, the applicable tax rate of 16% was used on the estimated assessable profits for the first three months of 2003 while 17.5% was used on the estimated assessable profits for the rest of 2003.

PROFIT/(LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Profit of HK$2,809 million (2004: Loss of HK$548 million, 2003: Loss of HK$8,660 million) attributable to equity holders of the Company was dealt with in the financial statements of the Company.

DIVIDENDS

a.

Dividends payable to equity holders of the Company attributable to the year

In HK$ million	2005	2004	2003

Interim dividend declared and paid of 6.5 HK cents (2004: 5.5 HK cents, 2003: Nil) per ordinary share	437	295	–
Final dividend proposed after the balance sheet date of 12 HK cents (2004: 9.6 HK cents, 2003: Nil) per ordinary share	807	645	–

	1,244	940	–

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

The final dividend proposed after December 31, 2004 has already taken into account 1,343,571,766 new shares to be issued pursuant to the Subscription Agreement with China Netcom Group and CNC (BVI) and this has not been recognized as a liability as at the balance sheet date.  Please refer to note 1(c) for details of the subscription agreement.

b.

Dividends payable to equity holders of the Company attributable to the previous financial year, approved and paid during the year

In HK$ million	2005	2004	2003

Final dividend in respect of the previous financial year, approved and paid during the year, of 9.6 HK cents (2004: Nil) per ordinary shares	645	–	–

EARNINGS/(LOSS) PER SHARE

The calculations of basic and diluted earnings/(loss) per share are based on the following data:

	2005	2004	2003
		(Restated)	(Restated)
		(Note 46)	(Note 46)

Earnings/(Loss) (in HK$ million)
Earnings/(Loss) for the purpose of basic earnings per share	1,595	1,556	(6,111)
Effective interest on liability component of convertible bonds (net of tax)	–	23	–

Earnings/(Loss) for the purpose of diluted earnings per share	1,595	1,579	(6,111)

Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings/(loss) per share	6,388,671,140	5,369,998,643	4,967,178,732
Effect of deemed issue of shares under the Company’s share option scheme for nil consideration	12,760,758	21,928,842	–
Effect of conversion of convertible bonds	–	96,864,195	–

Weighted average number of ordinary shares for the purpose of diluted earnings/(loss) per share	6,401,431,898	5,488,791,680	4,967,178,732

The US$450 million 1% guaranteed convertible bonds due 2007 of the Group outstanding as at December 31, 2005 has an anti-dilutive effect on the basic earnings per share for the year ended December 31, 2005.  Both the US$450 million 1% guaranteed convertible bonds due 2007 and the US$1,100 million 3.5% guaranteed convertible bonds due 2005 of the Group outstanding as at December 31, 2004 have anti-dilutive effect on the basic earnings per share for the year ended December 31, 2004.

The weighted average number of ordinary shares in 2003 for the purposes of calculating the basic and diluted loss per share have been retrospectively adjusted for the five-to-one share consolidation which took place in January 2003.

PROPERTY, PLANT AND EQUIPMENT

In HK$ million	2005
	Land and buildings	Exchange equipment	Transmission plant	Other plant and equipment	Projects under construction	Total

Cost
Beginning of year, as previously stated	3,200	8,331	7,884	7,040	642	27,097
Prior period adjustment arising from adoption of new accounting standard for leases (note 4(a)(ii))	(1,244)	–	–	(4)	–	(1,248)

Opening balances, as restated	1,956	8,331	7,884	7,036	642	25,849
Additions
- through acquisition of a subsidiary	–	229	382	147	518	1,276
- others	–	600	1,916	553	999	4,068
Transfers	(11)	221	39	130	(379)	–
Disposals	(738)	(46)	(1)	(235)	–	(1,020)
Exchange differences	–	–	–	(6)	(34)	(40)

End of year	1,207	9,335	10,220	7,625	1,746	30,133

Accumulated depreciation and impairment
Beginning of year, as previously stated	341	4,025	3,019	4,650	–	12,035
Prior period adjustment arising from adoption of new accounting standard for leases (note 4(a)(ii))	(204)	–	–	(3)	–	(207)

Opening balances, as restated	137	4,025	3,019	4,647	–	11,828
Charge for the year	46	1,010	645	842	–	2,543
Provision for impairment in value	–	–	–	50	–	50
Disposals	(84)	(45)	(1)	(165)	–	(295)
Exchange differences	–	2	–	(7)	–	(5)

End of year	99	4,992	3,663	5,367	–	14,121

Net book value
End of year	1,108	4,343	6,557	2,258	1,746	16,012

Beginning of year, as restated	1,819	4,306	4,865	2,389	642	14,021

PROPERTY, PLANT AND EQUIPMENT (continued)

In HK$ million	2004
	Land and buildings	Exchange equipment	Transmission plant	Other plant and equipment	Projects under construction	Total

Cost
Beginning of year, as previously stated	3,365	7,398	8,304	5,374	1,141	25,582
Prior period adjustment arising from adoption of new accounting standard for leases (note 4(a)(ii))	(1,249)	–	–	(4)	–	(1,253)

Opening balances, as restated	2,116	7,398	8,304	5,370	1,141	24,329
Additions	13	418	337	575	629	1,972
Transfers	177	656	(757)	1,234	(1,128)	182
Disposals	(103)	(141)	–	(180)	–	(424)
Exchange differences	–	–	–	37	–	37
Valuation adjustment	(247)	–	–	–	–	(247)

End of year	1,956	8,331	7,884	7,036	642	25,849

Accumulated depreciation and impairment
Beginning of year, as previously stated	278	3,268	2,490	3,886	–	9,922
Prior period adjustment arising from adoption of new accounting standard for leases (note 4(a)(ii))	(185)	–	–	(2)	–	(187)

Opening balances, as restated	93	3,268	2,490	3,884	–	9,735
Charge for the year	60	898	500	899	–	2,357
Provision for impairment in value	–	–	29	–	–	29
Disposals	(16)	(141)	–	(166)	–	(323)
Exchange differences	–	–	–	30	–	30

End of year	137	4,025	3,019	4,647	–	11,828

Net book value
End of year	1,819	4,306	4,865	2,389	642	14,021

Beginning of year, as restated	2,023	4,130	5,814	1,486	1,141	14,594

Land and buildings with an aggregate carrying value of approximately HK$31 million were pledged as security for certain bank borrowings of the Group as at December 31, 2005 (2004: HK$33 million).

PROPERTY, PLANT AND EQUIPMENT (continued)

The carrying amount of land and buildings of the Group is analyzed as follows:

In HK$ million	2005	2004
		(Restated)
		(Note 46)

Held in Hong Kong
On long lease (over 50 years)	93	767
On medium-term lease (10–50 years)	930	966

Held outside Hong Kong
Freehold	40	41
Leasehold
On medium-term lease (10–50 years)	45	45

	1,108	1,819

During the year ended December 31, 2005, the Group performed an annual review to reassess the useful lives of certain exchange equipment, transmission plant, and other plant and equipment of the Group, based on the experience from the Group’s operational management, certification from equipment suppliers, technological trend research and future economic trend.  The reassessment has resulted in a change in the estimated useful lives of these assets as the current switching network will be migrated to a full Internet Protocol network which will prolong the lives of certain assets in other parts of the network.  The Group considers this to be a change in accounting estimate and has therefore accounted for the change prospectively from July 1, 2005.  As a result of this change in accounting estimate, the Group’s profit for the year and the net assets as at the year end have both been increased by HK$110 million.

INVESTMENT PROPERTIES

In HK$ million	2005	2004

Beginning of year, as previously stated	5,184	5,880
Prior period adjustment arising from adoption of new accounting standard for investment properties (note 4(a)(vii))	(108)	(92)

Opening balances, as restated	5,076	5,788
Transfers	–	(182)
Disposals	(1,765)	(179)
Exchange differences	77	(13)
Fair value gains/(losses)	2	(338)

End of year	3,390	5,076

Investment properties held in and outside Hong Kong were revalued as at December 31, 2005 by an independent valuer, CB Richard Ellis Limited.  The basis of valuation for investment properties was open market value.

The carrying amount of investment properties of the Group is analyzed as follows:

In HK$ million	2005	2004
		(Restated)
		(Note 46)

Held in Hong Kong
On long lease (over 50 years)	–	1,765
On medium-term lease (10–50 years)	4	2

Held outside Hong Kong
On long lease (over 50 years)	696	681
On medium-term lease (10–50 years)	2,690	2,628

	3,390	5,076

INVESTMENT PROPERTIES (continued)

The Group leases out properties under operating leases.  The leases typically run for an initial period of 1 to 9 years.  None of the leases include contingent rentals.

As at December 31, 2005, the total future minimum lease payments in respect of investment properties and the dual use properties being accounted for as land and buildings under non-cancellable operating leases are receivable as follows:

In HK$ million	2005	2004
		(Restated)
		(Note 46)

Within 1 year	208	191
After 1 year but within 5 years	333	333
After 5 years	45	96

	586	620

Total future minimum lease payments receivable under non-cancellable operating leases as at December 31, 2004 included minimum lease receipts from the tenants of PCCW Tower, the Group’s headquarters in Hong Kong, up to February 7, 2005, i.e. the completion date of the disposal of PCCW Tower.

INTERESTS IN LEASEHOLD LAND HELD FOR OWN USE UNDER OPERATING LEASES

In HK$ million	2005	2004

Cost
Beginning of year, as previously stated	–	–
Prior period adjustments arising from adoption of new accounting standards for leases and investment properties (notes 4(a)(ii) and (vii))	1,364	1,369

Opening balances, as restated	1,364	1,369
Transfer to properties under development	(224)	–
Disposals	(321)	(5)

End of year	819	1,364

Accumulated amortization
Beginning of year, as previously stated	–	–
Prior period adjustments arising from adoption of new accounting standards for leases and investment properties (notes 4(a)(ii) and (vii))	178	166

Opening balances, as restated	178	166
Charge for the year	16	15
Transfer to properties under development	(3)	–
Disposals	(33)	(3)

End of year	158	178

Net book value
End of year	661	1,186

Beginning of year, as restated	1,186	1,203

INTERESTS IN LEASEHOLD LAND HELD FOR OWN USE UNDER OPERATING LEASES (continued)

The carrying amount of interests in leasehold land held for own use under operating leases of the Group is analyzed as follows:

In HK$ million	2005	2004
		(Restated)
		(Note 46)

Held in Hong Kong
On long lease (over 50 years)	99	610
On medium-term lease (10–50 years)	550	562

Held outside Hong Kong
On medium-term lease (10–50 years)	12	14

	661	1,186

PROPERTIES HELD FOR/UNDER DEVELOPMENT

In HK$ million	2005	2004

Leasehold land, at cost:
Located in Hong Kong	–	3

Properties held for development	–	3

Properties under development (note a)	7,473	6,548
Less: Properties under development classified as current assets	(5,538)	(469)

	1,935	6,079

Total	1,935	6,082

a.

Pursuant to the Cyberport Project Agreement, the Group was granted an exclusive right and obligation to design, develop, construct and market the Cyberport project at Telegraph Bay on the Hong Kong Island.  The Cyberport project consists of commercial and residential portions.  The completed commercial portion was transferred to the Government at no consideration.  The associated costs incurred have formed part of the development costs of the residential portion.  Pre-sales of the residential portion of the Cyberport project commenced in February 2003.

GOODWILL

In HK$ million	2005	2004

Cost
Beginning of year	1,625	1,535
Opening balance adjustment to eliminate accumulated amortization and impairment	(665)	–
Additions	1,701	90

End of year	2,661	1,625

Accumulated amortization and impairment
Beginning of year	665	602
Eliminated against cost at January 1, 2005	(665)	–
Charge for the year	–	63

End of year	–	665

Carrying amount
End of year	2,661	960

Beginning of year	960	933

GOODWILL (continued)

In 2004, goodwill not already recognized directly in reserves was amortized on a straight-line basis over its estimated useful life ranging from 10 to 20 years.  The amortization of goodwill for the year ended December 31, 2004 was included in “General and administrative expenses” in the consolidated income statement.

As explained further in note 4(a)(vi), with effect from January 1, 2005, the Group no longer amortizes goodwill.  In accordance with the transitional provisions set out in HKFRS 3, the accumulated amortization of goodwill as at January 1, 2005 has been eliminated against the cost of goodwill as at that date.

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the Group’s CGUs identified according to business segment as follows:

In HK$ million	2005	2004

TSS
BtN Access (note a)	–	585
PCCW Global (note a)	585	–
SUNDAY – Unallocated (note b)	1,538	–

	2,123	585

Business eSolutions
PCCW Directories	162	162
ChinaBig	58	52
Omnilink	120	50
Others	6	6

	346	270

Infrastructure – PCPD	168	81

Others	24	24

Total	2,661	960

a.

During the year, the BtN Access CGU has merged with the International section of the Commercial Group of the TSS business segment to form a new CGU, PCCW Global.  The goodwill related to the BtN Access CGU of HK$585 million was re-allocated to the PCCW Global CGU accordingly.

b.

The goodwill of HK$1,538 million arising from the acquisition of SUNDAY during the year is included in the TSS business segment.  The Company is still in the process of assessing the synergistic effect that the acquisition of SUNDAY will bring to the respective CGUs of the Group and will allocate the goodwill to those respective CGUs after such assessment is completed in 2006.

The recoverable amounts of the CGUs are determined based on value-in-use calculations.  These calculations use cash flow projections based on financial budgets approved by management covering a five-year period.  Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below.  The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

GOODWILL (continued)

Impairment tests for cash-generating units containing goodwill (continued)

Key assumptions used for value-in-use calculations:

	2005
	Gross margin	Growth rate	Discount rate

PCCW Global	24.2%	4.0%	14.0%
SUNDAY – Unallocated	N/A	3.3%	10.5%
PCCW Directories	59.3%	2.0%	12.0%
ChinaBig	51.3%	5.8%	12.0%
Omnilink	18.4%	3.0%	17.0%
PCPD	18.0%	N/A	12.0%

These assumptions have been used for the analysis of each CGU within the business segment.

There was no evidence of impairment arising from this review.  The only circumstances where a reasonably possible change in key assumptions might have caused an impairment loss to be recognized was in respect of PCCW Global where:

-

a fall of 1.7% in the gross margin; or

-

a decrease of 3.5% in the growth rate; or

-

an increase of 2.0% in the discount rate

would have caused an impairment loss to be recognized.

Management determined budgeted gross margin based on past performance and its expectations for market development.  The weighted average growth rates used are consistent with the forecasts included in industry reports.  The discount rates used are pre-tax and reflect specific risks relating to the relevant CGUs.

INTANGIBLE ASSETS

In HK$ million	2005
	Trademarks	Content licence	Wireless broadband licence	3G licence	Customer base	Others	Total
				(Note a)

Cost
Beginning of year	1,518	375	106	–	–	63	2,062
Additions
– through acquisition of a subsidiary	10	–	–	101	65	7	183
– others	–	–	–	–	–	20	20
Exchange differences	–	–	(8)	–	–	–	(8)

End of year	1,528	375	98	101	65	90	2,257

Accumulated amortization and impairment
Beginning of year	332	375	31	–	–	58	796
Charge for the year (note b)	78	–	20	–	16	21	135

End of year	410	375	51	–	16	79	931

Net book value
End of year	1,118	–	47	101	49	11	1,326

Beginning of year	1,186	–	75	–	–	5	1,266

INTANGIBLE ASSETS (continued)

In HK$ million	2004
	Trademarks	Content licence	Wireless broadband licence	Others	Total

Cost
Beginning of year	1,518	375	93	63	2,049
Additions	–	–	5	–	5
Exchange differences	–	–	8	–	8

End of year	1,518	375	106	63	2,062

Accumulated amortization and impairment
Beginning of year	256	375	11	57	699
Charge for the year (note b)	76	–	20	1	97

End of year	332	375	31	58	796

Net book value
End of year	1,186	–	75	5	1,266

Beginning of year	1,262	–	82	6	1,350

a.

The 3G licence will be amortized over the licence period, commencing from the date of launch of the 3G services.  The 3G services have not been launched as at December 31, 2005.

b.

The amortization charge for the year is included in “General and administrative expenses” in the consolidated income statement.

INVESTMENTS IN SUBSIDIARIES

a.

As at December 31, 2005, amounts due from subsidiaries are unsecured, non-interest bearing and repayable on demand.  As at December 31, 2004, certain subsidiaries had borrowings from the Company of HK$54 million, which were bearing interest at commercial rates throughout the terms of the borrowings.

On February 24, 2005, the Company elected to convert Tranche A Convertible Note due 2011 with the principal amount of HK$1,170 million, which was issued by PCPD to the Company on May 10, 2004, details of which are set out in note 1(b).  In addition, on June 29, 2005, the Company transferred Tranche B Convertible Note due 2014 with the principal amount of HK$2,420 million, which was also issued by PCPD to the Company on May 10, 2004, at a fair value of HK$1,919 million to a wholly-owned subsidiary of the Company.

As at December 31, 2004, included in convertible notes due from a subsidiary were HK$1,170 million Tranche A Convertible Note due 2011 which was non-interest bearing and HK$2,451 million Tranche B Convertible Note due 2014 which was bearing interest at 1% per annum.

As at December 31, 2005, amounts due to subsidiaries are unsecured, non-interest bearing and repayable on demand.  As at December 31, 2004, certain subsidiaries had borrowings to the Company of HK$4,966 million, which were bearing interest at commercial rates throughout the terms of the borrowings.

b.

As at December 31, 2005, the Group has financed the operations of certain of its PRC joint ventures accounted for as subsidiaries in the form of shareholder’s loans amounting to approximately US$199 million (2004: US$198 million) which have not been registered with the State Administration of Foreign Exchange.  As a result, remittances in foreign currency of these amounts outside the PRC may be restricted.

c.

Dividends from the PRC joint ventures accounted for as subsidiaries will be declared based on the profits in the statutory financial statements of these PRC joint ventures which are prepared using accounting principles generally accepted in the PRC.  Such profits are different from the amounts reported under HKFRSs.

INVESTMENTS IN SUBSIDIARIES (continued)

As at December 31, 2005, particulars of the principal subsidiaries of the Company are as follows:

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group
				Directly	Indirectly

PCCW-HKT Limited	Hong Kong	Investment holding	HK$6,092,100,052	–	100%
PCCW-HKT Telephone Limited[1]	Hong Kong	Telecommunications services	HK$2,163,783,209	–	100%
PCCW-HKT Business Services Limited	Hong Kong	Provision of business customer premises equipment and ancillary business services	HK$2	–	100%
PCCW-HKT Network Services Limited	Hong Kong	Provision of retail international data and value-added services, local value-added telecommunications services; consumer premises equipment, business customer premises equipment, computer products and ancillary services, marketing and selling satellite master antenna television and related equipment and products and provision of maintenance services in relation thereto, manages customer loyalty programs “No.1 Club” and “Partners” for members of the programs	HK$3	–	100%
PCCW Teleservices (Hong Kong) Limited	Hong Kong	Provision of customer relationship management and customer contact management solutions and services	HK$2	–	100%
PCCW-HKT Technical Services Limited	Hong Kong	Provision of technical support and maintenance services	HK$500,002	–	100%
PCCW Media Limited	Hong Kong	Provision of pay television programme services and interactive multimedia services	HK$3,500,000,100 (HK$3,500,000,095 ordinary shares, HK$1 “A” Class share and HK$4 “B” Class shares)	–	100%
PCCW Teleservices Operations (Hong Kong) Limited	Hong Kong	Provision of customer relationship management and customer contact management solutions and services	HK$2	–	100%
Cascade Limited	Hong Kong	Design, build and operate network infrastructures including technical consultancy and operation outsourcing	HK$10,000	–	100%
PCCW IMS Limited	Hong Kong	Provision of retail broadband and narrowband Internet access services under the “NETVIGATOR” brandname, international telecommunication services and the provision of support services to a fellow subsidiary	HK$2	–	100%
Pacific Century Systems Limited	Hong Kong	Customer premises equipment related business	HK$1,000,000	100%	–
Corporate Access Limited	Cayman Islands/ Asia Pacific	Transponder leasing	US$10	–	100%
BtN Access (HK) Limited (now known as PCCW Global (HK) Limited)	Hong Kong	Provision of satellite based telecommunication services to third parties and satellite transponder capacity to a fellow subsidiary	HK$10	–	100%
Beyond The Network Limited (now known as PCCW Global Limited)	Hong Kong	Global Internet Protocol based communication service	HK$2	–	100%
PCCW Global (Singapore) Pte. Ltd.	Singapore	Telecommunication solutions resale services	S$2	–	100%
PCCW (Beijing) Limited[2]	The PRC	System integration, consulting and informatization project	US$6,750,000	–	100%
Omnilink Technology Limited	British Virgin Islands	Investment holding	US$14,850	–	100%

INVESTMENTS IN SUBSIDIARIES (continued)

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group
				Directly	Indirectly

Unihub China Information Technology Company Limited[3]	The PRC	Selling of hardware and software and information system consulting services	RMB200,000,000	–	38.2%
Unihub Limited (now known as PCCW Solutions Limited)	Hong Kong/ Asia Pacific	Computer services and provision of IP/IT related value-added services to business customers	HK$1,200	–	100%
PCCW Business eSolutions Limited	Hong Kong	Provision of IP/IT related value-added services to business customers	HK$2	–	100%
PCCW Powerbase Data Center Services (HK) Limited	Hong Kong	Data center services	HK$2	–	100%
Power Logistics Limited	Hong Kong	Delivery services	HK$100,000	–	100%
PCCW Directories Limited[1]	Hong Kong	Sale of advertising in the Business White Pages, Yellow Pages for businesses and Yellow Pages for customers, publication of directories, provision of Internet directory services and sale of on-line advertising	HK$10,000	–	100%
ChinaBiG Limited	Hong Kong	Production and distribution of trade directory	HK$359,189	–	76.97%
Pacific Century Premium Developments Limited	Bermuda/ Hong Kong	Investment holding	HK$240,245,987	–	61.66%
Cyber-Port Limited	Hong Kong	Property development	HK$2	–	61.66%
Beijing Jing Wei House and Land Estate Development Co., Ltd.[4]	The PRC	Property development	US$100,000,000	–	61.66%
Talent Master Investments Limited	British Virgin Islands/ Hong Kong	Investment holding	US$1	–	61.66%
Taiwan Telecommunication Network Services Co., Ltd.	Republic of China	Type II Telecommunications services provider	NT$1,087,000,000	–	56.56%
SUNDAY Communications Limited	Cayman Islands/ Hong Kong	Investment holding	HK$299,000,000	–	79.35%
Mandarin Communications Limited	Hong Kong	Provision of mobile services, and sales of mobile phones and accessories	HK$1,254,000,100 (HK$100 ordinary shares, and HK$1,254,000,000 non-voting deferred shares)	–	79.35%
SUNDAY 3G (Hong Kong) Limited	Hong Kong	Licensee of Hong Kong 3G Licence	HK$2	–	79.35%
UK Broadband Limited	United Kingdom	Public Fixed Wireless Access Licence Business	GBP1	–	100%

Certain subsidiaries which do not materially affect the results or financial position of the Group are not included.

Notes:

1

The subsidiary has accounting year end date of March 31.  These subsidiaries prepare, for the purpose of consolidation, financial statements as at the same date as the Group.

2

Represents a wholly foreign owned enterprise.

3

Represents a Sino-foreign equity joint venture.

4

Represents a Sino-foreign cooperative joint venture.

INTEREST IN JOINTLY CONTROLLED COMPANIES

In HK$ million	2005	2004

Share of net assets of jointly controlled companies, net of unrecognized losses and impairment	10	10
Loans due from jointly controlled companies, net of impairment	–	1,214
Amounts due from jointly controlled companies, net of impairment	–	3

	10	1,227

Investments at cost, unlisted shares	3,130	3,130

Balances with jointly controlled companies are unsecured, non-interest bearing and have no fixed terms of repayment except for the capacity prepayment to REACH of HK$1,139 million and the loan receivable from the wholly-owned subsidiary of REACH of HK$1,214 million in 2004 (see note 5(c)) as included in “Loans due from jointly controlled companies” above, both of which were settled as a result of the establishment of new operating model for REACH and restructuring of REACH’s debt as set out in note 1(d).

As at December 31, 2005, particulars of the principal jointly controlled company of the Group are as follows:

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group
				Directly	Indirectly

Reach Ltd.	Bermuda/Asia	Provision of international telecommunication services	US$5,890,000,000	–	50%

Summarized unaudited financial information of the significant jointly controlled company, REACH, is as follows:

In HK$ million	2005	2004

Condensed consolidated balance sheet information as at December 31
Non-current assets	1,648	3,166
Current assets	2,240	2,121

Total assets	3,888	5,287
Non-current liabilities	(2,806)	(13,221)
Current liabilities	(2,927)	(3,720)

Net liabilities	(1,845)	(11,654)

Condensed consolidated income statement information for the year ended December 31
Turnover	5,478	6,300
Expenses	(3,254)	(6,575)

Profit/(Loss) after taxation	2,224	(275)

INTEREST IN JOINTLY CONTROLLED COMPANIES (continued)

An analysis of the Group’s total interest in REACH as at December 31, 2005 is as follows:

In HK$ million	2005	2004

Share of net assets, net of unrecognized losses and impairment	–	–
Capacity prepayment to REACH, net of impairment	–	–
Loan receivable from a wholly-owned subsidiary of REACH, net of impairment (note 5(c))	–	1,214
Goodwill previously eliminated against reserves, net of impairment	–	–

Total interest in REACH, net of impairment	–	1,214

INTEREST IN ASSOCIATES

In HK$ million	2005	2004

Share of net assets of associates, net of unrecognized losses and impairment	695	643
Loans due from an associate, net of impairment	–	–
Amounts due from an associate, net of impairment	–	4

	695	647

Investments at cost, unlisted shares	975	1,000

Balances with associates are unsecured, non-interest bearing and have no fixed terms of repayment except for the loans due from an associate, which bear interest at commercial rates, are secured by part of its movable properties and have fixed terms of repayment ranging up to three years from the date of drawdown in 2000, and a full provision for impairment was made in 2003.

As at December 31, 2005, particulars of the principal associates of the Group are as follows:

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group
				Directly	Indirectly

Great Eastern Telecommunications Limited*	Cayman Islands	Non-trading	US$43,112,715	–	49%
Abacus Distribution Systems (Hong Kong) Limited	Hong Kong	Provision of computer reservation systems and travel related services	HK$15,600,000	–	37.04%
Petro-CyberWorks Information Technology Company Limited	The PRC	Design and development of Enterprise Resource Planning systems, and customer relationship management systems	RMB50,000,000	–	45%

*

The associate has accounting year end date of March 31.  The associate prepares, for the purpose of consolidation, financial statements as at the same date as the Group.

INTEREST IN ASSOCIATES (continued)

Summarized unaudited financial information of the associates of the Group is as follows:

In HK$ million	2005	2004

Total assets	1,674	1,725
Total liabilities	(230)	(218)
Turnover	497	487
Profit after taxation	447	279

During the year ended December 31, 2005, the Group has not recognized its share of losses of its associates amounting to approximately HK$1 million (2004: HK$1 million).  As at December 31, 2005, the accumulated share of losses of the associates unrecognized by the Group was HK$6 million (2004: HK$5 million).

INVESTMENTS

Investments are analyzed as follows:

In HK$ million	2005	2004

Held-to-maturity investments	18	31
Investment securities (note a)	–	388
Available-for-sale financial assets (note b)	526	–
Financial assets at fair value through profit or loss (note c)	312	–
Other investments (note d)	–	313

	856	732

a.

Investment securities

In HK$ million	2005	2004

Unlisted, at cost	–	1,765
Less: Provision for impairment in value	–	(1,377)

Total investment securities	–	388

In 2004, a listed security was transferred from investment securities to other investments. This transfer was effected at fair value.  The aggregate unrealized holding loss at the date of transfer which had not been previously recognized of approximately HK$0.5 million was recognized in the consolidated income statement at the date of transfer.

As at December 31, 2004, investment securities with an aggregate carrying value of approximately HK$19 million were pledged as security for certain bank borrowings of the Group.

INVESTMENTS (continued)

b.

Available-for-sale financial assets

In HK$ million	2005	2004

Listed
Hong Kong	101	–
Overseas	1	–

	102	–
Unlisted	424	–

	526	–

Market value of listed securities	102	–

During the year, an available-for-sale financial asset with a carrying value of approximately HK$87 million was sold at a realized gain of approximately HK$67 million, which was included in “Other gains, net” in the consolidated income statement.

As at December 31, 2005, available-for-sale financial assets with an aggregate carrying value of approximately HK$21 million were pledged as security for certain bank borrowings of the Group.

c.

Financial assets at fair value through profit or loss

In HK$ million	2005	2004

Listed
Hong Kong	255	–

Unlisted	57	–

	312	–

In 2002, the Group entered into certain derivative contracts, in the form of equity swap and equity option contracts, with a third party with the effect of entering into forward sales of a portion of certain quoted investments plus written call options held by the counterparty for the remaining portion of those quoted investments (see note 31(c)).  As at December 31, 2005, the underlying quoted investments with aggregate carrying value of approximately HK$178 million (2004: HK$224 million which was classified as “Other investments” in 2004) have been placed as collateral for the transaction.

d.

Other investments

In HK$ million	2005	2004

Listed, at quoted market value
Hong Kong	–	242

Unlisted	–	71

	–	313

Upon adoption of HKAS 39 on January 1, 2005, investments held for trading were reclassified as “Financial assets at fair value through profit or loss” and there was no other investments as at December 31, 2005.

CURRENT ASSETS AND LIABILITIES

a.

    Sales proceeds held in stakeholders’ accounts

The balance represents proceeds from the sales of the residential portion of the Cyberport project retained in bank accounts opened and maintained by stakeholders.  These amounts will be transferred to specific bank accounts, which are restricted in use, pursuant to certain conditions and procedures as stated in the Cyberport Project Agreement and the legally binding pre-sale contracts entered with the purchasers.

b.

    Restricted cash

Pursuant to the Cyberport Project Agreement, the Group has a restricted cash balance of approximately HK$1,332 million as at December 31, 2005 (2004: HK$903 million) held in specific bank accounts.  The uses of the funds are specified in the Cyberport Project Agreement.

In addition, the Group has a restricted cash balance of approximately HK$259 million as at December 31, 2005 (2004: Nil) which represented a bank deposit placed by an indirect wholly-owned subsidiary of the Company as a security for a bank guarantee issued in favour of the Company in connection with the undertakings as set out in note 35(a)(iii).

The remaining HK$1 million as at December 31, 2005 represented a bank deposit placed by an indirect subsidiary of the Company as a security for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services.

As at December 31, 2004, there was a bank deposit of HK$1 million placed by another indirect subsidiary of the Company as a security for a banking facility granted to that subsidiary of the Company (see note 43).

c.

    Inventories

In HK$ million	2005	2004

Work-in-progress	417	351
Finished goods	103	86
Consumable inventories	14	33

	534	470

d.

    Investment in unconsolidated subsidiaries held for sale

In respect of the reverse acquisition of DFG as set out in note 1(b), considering that certain subsidiaries of DFG were acquired and held exclusively with a view to resale, the investment in those subsidiaries of PCPD is accounted for as investment in unconsolidated subsidiaries held for sale and stated at the lower of carrying amount and fair value less costs to sell, of approximately HK$45 million as at December 31, 2005 (2004: HK$51 million).

The formal conditional agreement with a buyer entered into in 2004 for the disposal of PCPD’s entire interest in subsidiaries holding a gas operation expired during the year.  A second buyer has been solicited to purchase these subsidiaries at the same consideration, payable in cash by instalments in 2006.

CURRENT ASSETS AND LIABILITIES (continued)

e.

    Accounts receivable, net

An aging analysis of accounts receivable is set out below:

In HK$ million	2005	2004

0 – 30 days	1,247	1,055
31 – 60 days	354	253
61 – 90 days	110	108
91 – 120 days	107	88
Over 120 days	466	327

	2,284	1,831
Less: Impairment loss for doubtful debts	(228)	(192)

	2,056	1,639

The carrying amounts of net accounts receivable are denominated in the following currencies:

In HK$ million	2005	2004

Hong Kong Dollars	1,602	1,290
United States Dollars	230	154
Chinese Renminbi	185	151
New Taiwan Dollars	30	27
Others	9	17

	2,056	1,639

f.

    Short-term borrowings

In HK$ million	2005	2004
		(Restated)
		(Note 46)

Bank loans	6,500	2
Current portion of long-term borrowings (note 29(a))	–	12
Convertible note and bonds (note 29(b))	–	8,998

	6,500	9,012

Secured	–	473

Unsecured	6,500	8,539

At December 31, 2005, the weighted average interest rate of the short-term borrowings, excluding the current portion of the long-term borrowings and convertible note and bond is 4.38% (2004: Nil).

CURRENT ASSETS AND LIABILITIES (continued)

f.

Short-term borrowings (continued)

The carrying amounts of the short-term borrowings are denominated in the following currencies:

In HK$ million	2005	2004

Hong Kong Dollars	6,500	–
United States Dollars	–	8,998
Others	–	14

	6,500	9,012

Please refer to note 43 for details of the Group’s banking facilities.

g.

Accounts payable

An aging analysis of accounts payable is set out below:

In HK$ million	2005	2004

0 – 30 days	648	636
31 – 60 days	82	67
61 – 90 days	43	22
91 – 120 days	49	41
Over 120 days	175	166

	997	932

The carrying amounts of the accounts payable are denominated in the following currencies:

In HK$ million	2005	2004

Hong Kong Dollars	651	651
United States Dollars	110	90
Chinese Renminbi	204	154
New Taiwan Dollars	28	25
Others	4	12

	997	932

h.

Gross amount due to customers for contract work

In HK$ million	2005	2004

Contract costs incurred plus attributable profits less foreseeable losses	784	794
Less: Estimated value of work performed	(795)	(799)

	(11)	(5)

The total amount of progress billings, included in the estimated value of work performed as at December 31, 2005, is approximately HK$782 million (2004: HK$782 million).

Included in non-current assets at December 31, 2005 is approximately HK$8 million (2004: Nil) representing retention receivable from customers in respect of construction contracts in progress.

CURRENT ASSETS AND LIABILITIES (continued)

i.

Accruals, other payables and deferred income

Included in accruals, other payables and deferred income are accruals for staff costs, construction-related costs, purchases of property, plant and equipment, interest expenses and redemption premium for convertible bonds due 2005 of HK$385 million, HK$871 million, HK$559 million, HK$419 million and nil respectively (2004: HK$278 million, HK$848 million, HK$363 million, HK$458 million and HK$1,517 million).

LONG-TERM LIABILITIES

In HK$ million	2005	2004
		(Restated)
		(Note 46)

Long-term borrowings (note a)	18,885	17,163
Convertible note and bonds (note b)	3,972	3,317

	22,857	20,480

a.

Long-term borrowings

In HK$ million	2005	2004

Repayable within a period
– not exceeding one year	–	12
– over five years	18,885	17,163

	18,885	17,175
Less: Amounts repayable within one year included under current liabilities (note 28(f))	–	(12)

	18,885	17,163

Representing:
US$456 million 7.88% guaranteed notes (note i)	3,508	3,547
US$500 million 6% guaranteed notes (note ii)	3,847	3,900
JPY30,000 million 3.65% guaranteed notes (note iii)	–	1,950
US$1,000 million 8% guaranteed notes (note iv)	7,701	7,766
US$500 million 5.25% guaranteed notes (note v)	3,829	–

	18,885	17,163

Secured	–	–

Unsecured	18,885	17,163

LONG-TERM LIABILITIES (continued)

a.

Long-term borrowings (continued)

Details of major long-term borrowings of HK$18,885 million (2004: HK$17,175 million) of the Group are presented below:

i.

US$456 million 7.88% guaranteed notes

On January 24, 2003, PCCW Capital No. 3 Limited, an indirect wholly-owned subsidiary of the Company, privately placed US$456 million 7.88% guaranteed notes due 2013 to raise funds for general corporate purposes. The notes are listed on the Luxembourg Stock Exchange and were unconditionally and irrevocably guaranteed by the Company until May 12, 2004.  On May 12, 2004, the noteholders approved the novation of the guarantee to PCCW-HKT Telephone Limited (“HKTC”), an indirect wholly-owned subsidiary of the Company, and amendments to certain terms of the notes.

ii.

US$500 million 6% guaranteed notes

On July 17, 2003, PCCW-HKT Capital No.2 Limited, an indirect wholly-owned subsidiary of the Company, issued US$500 million 6% guaranteed notes due 2013 which are listed on the Luxembourg Stock Exchange.  The notes are irrevocable and unconditionally guaranteed by HKTC and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC.  The proceeds are used for general corporate purposes.

iii.

JPY30,000 million 3.65% guaranteed notes

On October 26, 2001, Profit Century Finance Limited (“PCF”), an indirect wholly-owned subsidiary of the Company, completed the placement of JPY30,000 million 3.65% guaranteed notes due 2031 (the “Yen Notes”).  Interest was payable semi-annually in arrears. The Yen Notes were redeemable at the option of PCF on any interest payment date falling on or after October 27, 2006.

The Yen Notes were unconditionally and irrevocably guaranteed by HKTC and ranked pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC.  The Yen Notes were repurchased by PCF and cancelled in full on June 30, 2005.

iv.

US$1,000 million 8% guaranteed notes

In November 2001, PCCW-HKT Capital Limited, an indirect wholly-owned subsidiary of the Company, issued US$1,000 million 7.75% guaranteed notes due 2011 (the “Notes due 2011”).  Interest is payable semi-annually in arrears.  The interest rate payable on the Notes due 2011 will be subject to adjustment from time to time if the relevant rating agencies downgrade the rating ascribed to the Notes due 2011 below a pre-agreed level.  The interest rate payable on the Notes due 2011 has been adjusted to 8% based on the current ratings.

The Notes due 2011 are unconditionally and irrevocably guaranteed by HKTC and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC.

v.

US$500 million 5.25% guaranteed notes

On July 20, 2005, PCCW-HKT Capital No.3 Limited, an indirect wholly-owned subsidiary of the Company, issued US$500 million 5.25% guaranteed notes due 2015, which are listed on the Singapore Exchange Securities Trading Limited.  Interest is payable semi-annually in arrears. The notes are irrevocable and unconditionally guaranteed by HKTC and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC.  The proceeds are used for general corporate purposes.

Please refer to note 43 for details of the Group’s banking facilities.

LONG-TERM LIABILITIES (continued)

b.

Convertible note and bonds

In HK$ million	2005	2004
		(Restated)
		(Note 46)

Repayable within a period
– not exceeding one year	–	8,998
– over one year, but not exceeding two years	3,972	–
– over two years, but not exceeding five years	–	3,317

	3,972	12,315

Less: Amounts repayable within one year included under current liabilities (note 28(f)):
US$54 million 5% mandatory convertible note due 2005 (note ii)	–	(461)
US$1,100 million 3.5% guaranteed convertible bonds due 2005 (note iii)	–	(8,537)

	–	(8,998)

	3,972	3,317
Representing:
US$450 million 1% guaranteed convertible bonds due 2007 (note i)	3,972	3,317

	3,972	3,317

Secured	–	–

Unsecured	3,972	3,317

Details of convertible note and bonds of HK$3,972 million (2004: HK$12,315 million) of the Group are presented below:

i.

US$450 million 1% guaranteed convertible bonds due 2007

On January 29, 2002, PCCW Capital No. 2 Limited, an indirect wholly-owned subsidiary of the Company, issued US$450 million 1% guaranteed convertible bonds due 2007, which are unconditionally and irrevocably guaranteed on a joint and several basis by the Company and HKTC.  The convertible bonds due 2007 are listed on the Luxembourg Stock Exchange.  They are convertible, at the option of their holders, into ordinary shares of the Company at an initial conversion price of HK$13.5836 (approximately US$1.7415) per share at any time up to and including the close of business on January 15, 2007.  The bonds bear interest at 1% per annum, payable semi-annually in arrears on January 29 and July 29 in each year and at maturity, commencing on July 29, 2002.  Unless previously redeemed, converted or purchased and cancelled, these bonds will be redeemed in US dollars at 119.383% of their principal amount, plus accrued interest on January 29, 2007.

Upon adoption of HKAS 32, the convertible bonds due 2007 were split into the liability and equity components at initial recognition.  With effect from January 1, 2005, and in accordance with HKAS 39, interest expense on the convertible bonds is calculated using the effective interest method by applying the effective interest rate of 5.3% to the liability component.

ii.

US$54 million 5% mandatory convertible note due 2005

On June 28, 2002, the Company issued a US$190 million 5% mandatory convertible note due 2005 (the “Telstra Note due 2005”) to Telstra as part of the disposal of the Group’s 40% interest in Joint Venture (Bermuda) No. 2 Limited.  Unless previously redeemed, converted or purchased and cancelled, the Telstra Note due 2005 could be convertible into ordinary shares of the Company on June 30, 2005 or the date which was 30 days after the holder of the Telstra Note due 2005 had given notice to the Company declaring that, amongst other things, an event of default or potential event of default had occurred under the Reach Term Facility, or any financing agreement entered into for the purpose of refinancing all or a significant part of such facility; the Company had ceased to have a controlling interest in HKTC; or if HKTC and its subsidiaries had ceased to carry on as their principal business the provision of fixed line telecommunications services in Hong Kong (“Repayment Date”).  Interest was payable at 5% per annum compounded on a quarterly basis.

LONG-TERM LIABILITIES (continued)

b.

Convertible note and bonds (continued)

ii.

US$54 million 5% mandatory convertible note due 2005 (continued)

On the Repayment Date, the Telstra Note due 2005, plus accrued interest thereon, could be redeemed through its mandatory conversion into ordinary shares of the Company at a conversion price determined by reference to the volume weighted average price of the ordinary shares of the Company as quoted on the Stock Exchange for the 20 dealing days immediately preceding the Repayment Date.  The Company was entitled to early redeem the Telstra Note due 2005 in full by giving notice in writing to Telstra.  The redemption amount could be the outstanding principal balance together with any unpaid interest accrued at the date of redemption.  The Telstra Note due 2005 could be redeemed at the request of Telstra, if a resolution was passed or an order was made that the Company be wound up or dissolved.  The Company’s obligations to Telstra as the initial holder of the Telstra Note due 2005 were secured by the Group’s equity interest in REACH.

On April 15, 2003, the Company redeemed US$143 million (approximately HK$1,115 million) of the Telstra Note due 2005 and issued an amended note in the principal amount of approximately US$54 million (“Amended Telstra Note due 2005”) to Telstra.  The principal amount of the Amended Telstra Note due 2005 was equal to US$190 million, being the initial principal amount of the Telstra Note due 2005, plus its accrued and capitalized interest until March 31, 2003 of approximately US$7 million less US$143 million.  The terms of the Amended Telstra Note due 2005 were substantially the same as those of the Telstra Note due 2005.

On June 30, 2005, the Company redeemed the Amended Telstra Note due 2005 upon its scheduled maturity for US$58,386,346.06 in cash, which was a 5% discount to the outstanding principal amount and accrued interest as at June 30, 2005 of US$61,459,311.64 and not by the mandatory conversion into ordinary shares of the Company.

iii.

US$1,100 million 3.5% guaranteed convertible bonds due 2005

On December 5, 2000, guaranteed convertible bonds due 2005 with the principal amount of US$1,100 million were issued by PCCW Capital Limited, a wholly-owned subsidiary of the Company. These bonds were listed on the Luxembourg Stock Exchange.  They were convertible into ordinary shares of the Company at US$4.9804 (approximately HK$38.8471) subject to adjustments, per share at any time on or after January 5, 2001 and up to the close of business on November 21, 2005 and were interest-bearing at 3.5% per annum, payable annually in arrears.  Unless previously cancelled, redeemed or converted, these bonds could be redeemed in US dollars at 120.12% of the principal amount together with accrued interest on December 5, 2005.  If these bonds were fully converted, the Company would be required to issue approximately 221 million ordinary shares.

Upon the adoption of HKAS 32, the guaranteed convertible bonds due 2005 were split into liability and equity components at initial recognition.  With effect from January 1, 2005, and in accordance with HKAS 39, interest expense on the convertible bonds is calculated using the effective interest method by applying the effective interest rate of 6.57% to the liability component.

On December 5, 2005, these bonds were fully redeemed in cash, which represented 120.12% of the outstanding principal amount and accrued interest as at December 5, 2005, and not by conversion into ordinary shares of the Company.

Prior to the adoption of new accounting standards on financial instruments, the redemption premium of convertible bonds was being accrued on a straight-line basis from the date of issuance to the final redemption date.  As at December 31, 2004, the total redemption premiums for the convertible bonds described in (i) and (iii) above were HK$1,808 million, of which HK$398 million and HK$1,410 million were included in “Other long-term liabilities” and “Accruals, other payables and deferred income” respectively in the consolidated balance sheet.

Upon the adoption of HKAS 32 in respect of splitting of the convertible notes and bonds into their liability and equity components at initial recognition, the total redemption premiums for the convertible bonds described in (i) and (iii) above were restated to HK$1,930 million, of which HK$413 million and HK$1,517 million were included in “Other long-term liabilities” and “Accruals, other payables and deferred income” respectively in the consolidated balance sheet as at December 31, 2004 (see note 4(a)(v)).

With effect from January 1, 2005, and in accordance with HKAS 39, the liability components of convertible notes and bonds, including the redemption premium, are stated at amortized cost using the effective interest method in the consolidated balance sheet.

As at December 31, 2005, none of the above-mentioned convertible note and bonds had been converted into ordinary shares of the Company.

PROVISIONS

In HK$ million	Payment to the
	Government	Others	Total
	(Note a)

Balances as at January 1, 2004	3,680	131	3,811
Additional provisions made	–	11	11
Additional provisions included in properties under development	4,375	–	4,375
Provisions settled	(1,675)	(54)	(1,729)

Balances as at December 31, 2004	6,380	88	6,468
Additional provisions made	–	12	12
Additional provisions included in properties under development	1,648	–	1,648
Provisions settled	(1,323)	(71)	(1,394)

Balances as at December 31, 2005	6,705	29	6,734
Less: Amounts classified as current liabilities	(5,270)	(29)	(5,299)

	1,435	–	1,435

a.

Pursuant to the Cyberport Project Agreement, the Government shall be entitled to receive payments of approximately 65% from the surplus cashflow arising from the sales of the residential portion of the Cyberport project, net of certain allowable costs incurred on the project, as stipulated under certain terms and conditions of the Cyberport Project Agreement.  Provision for payment to the Government is included in properties under development as the amount is considered as a part of the development costs of the Cyberport project.  The provision is based on estimated sales proceeds of the residential portion of the Cyberport project and the estimated development costs of the Cyberport project.  The estimated amount to be paid to the Government during the forthcoming year is classified as current liabilities.

DERIVATIVE FINANCIAL INSTRUMENTS

In HK$ million	2005	2004

Current assets
Cross currency swaps (note a)	42	–
Interest rate option (note b)	–	–
Equity swap and equity option (note c)	60	–

	102	–

Current liabilities
Cross currency swaps (note a)	(62)	–
Forward foreign exchange contracts (note d)	–	–

	(62)	–

a.

As at December 31, 2005, the Group had outstanding cross currency swap contracts with notional amounts of US$2,406 million (approximately HK$18,767 million) (2004: US$5,956 million and JPY30,000 million (a total of approximately HK$48,407 million)) at various rates respectively, to manage the Group’s exposure to foreign currencies and interest rate fluctuations.

The carrying amount of outstanding cross currency swap contracts represent either the fair value receivables, which are included in current assets, or fair value payables, which are included current liabilities, as at December 31, 2005.  In accordance with the transitional provisions in HKAS 39, no fair value gains or losses are required to be recognized for the outstanding cross currency swap contracts as at December 31, 2004, but details of these fair values are set out in note 40(e).

b.

The Group enters into interest rate options to manage its interest rate risk.  As at December 31, 2005, the total notional amount of such instruments was HK$38 million (2004: HK$53 million) and the carrying amount of such instruments was nil (January 1, 2005: Nil).

DERIVATIVE FINANCIAL INSTRUMENTS (continued)

c.

In 2002, the Group entered into certain derivative contracts, in the form of equity swap and equity option contracts, with a third party with the effect of entering into forward sales of a portion of certain quoted other investments plus written call options held by the counterparty for the remaining portion of those quoted other investments.  The deemed forward sales effectively eliminated the Group’s exposure to market price fluctuation and accordingly, the underlying quoted other investments were carried at the deemed forward price as at December 31, 2002.  An advance receipt of approximately HK$187 million for the deemed forward sales was received in 2002.  The amount was included in “Other long-term liabilities” in the consolidated balance sheet and is interest bearing at commercial rate. The Group recognized a gain of approximately HK$10 million for marking the quoted other investments to the deemed forward price and the gain was reflected in “Other gains, net” in the consolidated income statement for the year ended December 31, 2002.  The Group also received premiums of approximately HK$25 million for the written call options with notional amount of approximately HK$71 million.  The premiums received were recorded as deferred income and were being amortized into income on a straight-line basis over the life of the call options.  The underlying quoted other investments were carried at market value at each balance sheet date and any unrealized holding gains or losses were recognized in the consolidated income statement in the period as it arose.  The underlying quoted other investments for both the deemed forward sales and written call options have been placed as collateral for the above equity swap and equity option transactions (note 27(c)).

With effect from January 1, 2005, in order to comply with HKAS 39, it is considered that each of these equity swap contracts comprises a debt instrument (the host contract) and embedded derivatives that are indexed to the prices of the equity investments.  The debt instrument is carried at amortized cost while the compound embedded derivatives are bifurcated from the host contract and are separately accounted for in the financial statements at their fair market value at each balance sheet date.  As at December 31, 2005, the carrying amount of the debt instrument and the compound derivatives was HK$206 million (January 1, 2005: HK$202 million), which was included in “Other long-term liabilities”, and HK$60 million (January 1, 2005: HK$57 million), which was included in “Derivative financial instruments” under current assets, respectively.

No new derivative contract of this nature was entered into by the Group in 2005 and 2004.

d.

As at December 31, 2004, the Group had outstanding forward foreign exchange contracts to buy US$141 million at various rates totaling approximately HK$1,090 million.  These contracts had estimated losses of HK$5 million as at December 31, 2004.  In accordance with the transitional provisions in HKAS 39, the balance sheet as at December 31, 2004 was not adjusted to reflect these losses (see note 4(a)(v)).  There was no outstanding forward foreign exchange contract as at December 31, 2005.

SHARE CAPITAL

	2005		2004
	Number of shares	Nominal value	Number of shares	Nominal value
		HK$ million		HK$ million

Authorized:
Ordinary shares of HK$0.25 each
Beginning of year	6,400,000,000	1,600	6,400,000,000	1,600
Increase during the year (note a)	3,600,000,000	900	–	–

End of year	10,000,000,000	2,500	6,400,000,000	1,600

Issued and fully paid:
Ordinary shares of HK$0.25 each
Beginning of year	5,374,263,061	1,344	5,368,754,074	1,343
Exercise of employee share options (note b)	5,185,663	1	5,508,987	1
Issued for cash (note c)	1,343,571,766	336	–	–

End of year	6,723,020,490	1,681	5,374,263,061	1,344

a.

Pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on March 16, 2005, the authorized share capital of the Company was increased from HK$1,600,000,000 to HK$2,500,000,000 by the creation of an additional 3,600,000,000 ordinary shares of HK$0.25 each, ranking pari passu with the existing shares of the Company.

b.

During the year, 5,185,663 employee share options were exercised by the eligible option holders at their respective subscription prices of HK$4.35 for a total cash consideration of HK$22,557,634 resulting in the issue of 5,185,663 new ordinary shares of HK$0.25 each.

c.

Upon the completion of the Subscription on April 1, 2005 as set out in note 1(c), China Netcom (BVI) subscribed for 1,343,571,766 new ordinary shares of the Company of HK$0.25 each at a price of HK$5.90 per share.  The proceeds from the Subscription were approximately HK$7,927 million (before deduction of expenses), of which up to HK$5,000 million will be used for investing in telecommunications opportunities in the PRC and the remainder will be used for reducing the Group’s debt and general corporate purposes.

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

In December 2004, members of certain DB Schemes were offered an option to receive a commuted lump sum payment in respect of their future monthly pension benefit and 382 members elected this option. This pension buy-out event was considered as a settlement event under SSAP 34 “Employee benefits”. A gain of HK$131 million was recognized in the consolidated income statement for the year ended December 31, 2004.

On October 31, 2005, all the benefits of active members in respect of service before July 1, 2003 (i.e. the date on which all active members of the DB Schemes were transferred to defined contribution schemes operated by the Group for future services, with their benefits prior to that date remaining unchanged) were transferred to defined contribution schemes operated by the Group (“Transfer of past DB benefits”) effective November 1, 2005.  The value of the benefits of each member transferred was calculated to be the benefit entitlement of such members as at October 31, 2005, plus enhancement, if any.  Enhancement is 50% of the increase in vested benefit, if any, which would have accrued to such members during the period from October 31, 2005 to January 31, 2006, assuming the transfer did not occur until January 31, 2006.  After the Transfer of past DB benefits, the DB Schemes no longer have a defined benefit obligation in respect of the active members.  This Transfer of past DB benefits was considered as a curtailment and settlement event under HKAS 19.  The Group has injected HK$64 million to the DB Schemes to make up part of the funding deficit as at October 31, 2005.  An one-off curtailment and settlement gain of HK$197 million was recognized in the consolidated income statement for the year ended December 31, 2005.

The latest independent actuarial valuation of the DB Schemes, prepared in accordance with HKAS 19, was carried out on December 31, 2005 and was prepared by Mr Aaron Wong of Watson Wyatt Hong Kong Limited, fellow of the Canadian Institute of Actuaries and also fellow of the Society of Actuaries, USA, using the projected unit credit method.  The actuary was of the opinion that the fair value of the scheme assets was sufficient to cover 92.5% (2004: 92.6%) of the present value of the defined benefit obligations as at December 31, 2005.

i.

The net liability recognized in the consolidated balance sheet is as follows:

In HK$ million	2005	2004

Present value of the defined benefit obligations	228	3,984
Fair value of scheme assets	(211)	(3,691)

	17	293
Unrecognized actuarial (losses)/gains	(4)	24

Defined benefit liability in the consolidated balance sheet	13	317

As at December 31, 2005, the scheme assets do not include any ordinary shares issued by the Company (2004: Nil).

ii.

Movements in the net liability recognized in the consolidated balance sheet are as follows:

In HK$ million	2005	2004

Beginning of year	317	446
Contributions paid	(64)	–
Income recognized in the consolidated income statement (note iii)	(240)	(129)

	13	317

EMPLOYEE RETIREMENT BENEFITS (continued)

a.

Defined benefit retirement schemes (continued)

iii.

Income recognized in the consolidated income statement is as follows:

In HK$ million	2005	2004

Interest cost	131	235
Expected return on scheme assets	(174)	(233)
Gain on curtailment/settlement	(197)	(131)

	(240)	(129)

The income is recognized in the following line item in the consolidated income statement:
General and administrative expenses – retirement costs for other staff (note 10(a))	(240)	(129)

Actual return on scheme assets	80	296

iv.

The principal actuarial assumptions used (expressed as weighted averages) are as follows:

	2005	2004

Discount rate	4.25%	4.00%
Expected rate of return on scheme assets	5.75%	5.75%
Future salary increase	N/A	3.50%

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

Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$20,000.  Contributions to the scheme vest immediately upon the completion of the service in the relevant service period.

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

EQUITY COMPENSATION BENEFITS (continued)

a.    Share option schemes of the Company (continued)

At the Company’s annual general meeting held on May 19, 2004, the shareholders of the Company approved the termination of the 1994 Scheme and the adoption of a new share option scheme (the “2004 Scheme”).  Since May 19, 2004, the Board may, at its discretion, grant share options to any eligible person to subscribe for shares in the Company subject to the terms and conditions stipulated in the 2004 Scheme.  The overall limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2004 Scheme and any other share option schemes including 1994 Scheme must not exceed 30% of the shares in issue from time to time.  In addition, the maximum number of shares which may be granted under the 2004 Scheme must not exceed 10% of the Company’s issued share capital as at May 19, 2004 (or some other date if renewal of this limit is approved by shareholders).  The exercise price of the options under the 2004 Scheme shall be determined by the Board in its absolute discretion but in any event shall not be less than the highest of (i) the closing price of the shares as stated in the daily quotations sheet of the Stock Exchange on the date of grant, (ii) the average closing price of the shares as stated in the daily quotations sheet of the Stock Exchange for the five days last preceding the date of grant on which days it has been possible to trade shares on the Stock Exchange, and (iii) the nominal value of a share on the date of grant.  The vesting period and exercise period of the options are determined by the Board, but no option can be exercised later than the day last preceding the tenth anniversary of the date of grant in respect of such option.  In general, the subscription price is determined by reference to the closing prices of the shares as stated in the daily quotations sheet of the Stock Exchange.  The basis for determination of the subscription price and the total number of shares that can be granted to eligible persons are precisely specified in the rules of the 2004 Scheme.  The 2004 Scheme does not specify a minimum period for which an option must be held nor a performance target which must be achieved before an option can be exercised.  The Group has no legal or constructive obligation to repurchase or settle the options in cash.

i.

Movements in the number of share options outstanding and their related weighted average exercise prices

The following presents a summary of the Company’s staff share option scheme for each of the years ended December 31, 2003, 2004 and 2005:

	Number of options	Weighted average exercise price
		HK$

Outstanding, January 1, 2003	109,559,896	19.80
Granted	132,856,200	4.35
Exercised	-	N/A
Cancelled	-	N/A
Lapsed	(20,238,568)	16.55

Outstanding, December 31, 2003	222,177,528	10.87
Granted (note iii)	-	N/A
Exercised (note iv)	(5,508,987)	4.35
Cancelled (note v)	(5,130,000)	7.85
Lapsed (note vi)	(32,795,825)	10.30

Outstanding, December 31, 2004 (note ii)	178,742,716	11.26
Granted (note iii)	75,924,000	4.55
Exercised (note iv)	(5,185,663)	4.35
Cancelled (note v)	-	N/A
Lapsed (note vi)	(17,982,980)	7.73

Outstanding, December 31, 2005 (note ii)	231,498,073	9.49

Options to purchase 66,869,490, 93,379,227 and 123,852,906 shares of the Company’s shares at weighted average exercise prices of HK$20.38, HK$14.75 and HK$13.62 were exercisable at December 31, 2003, 2004 and 2005.

EQUITY COMPENSATION BENEFITS (continued)

a.

Share option schemes of the Company (continued)

ii.

Terms of unexpired and unexercised share options at balance sheet date

				Number of options
Date of grant	Vesting period	Exercise period	Exercise price	2005	2004
			HK$

August 17, 1999 to September 15, 1999	August 17, 2000 to August 17, 2004	August 17, 2000 to August 17, 2009	11.7800	16,412,125	18,872,390
October 25, 1999 to November 23, 1999	October 25, 2000 to October 25, 2004	October 25, 2000 to October 25, 2009	22.7600	3,370,400	3,432,400
February 8, 2000 to March 8, 2000	February 8, 2001 to February 8, 2003	February 8, 2001 to February 8, 2010	75.2400	86,700	86,700
August 26, 2000 to September 24, 2000	May 26, 2001 to May 26, 2005	May 26, 2001 to August 26, 2010	60.1200	9,887,200	9,946,600
October 27, 2000 to November 25, 2000	March 15, 2001 to March 15, 2005	March 15, 2001 to October 27, 2010	24.3600	9,989,790	11,085,070
January 22, 2001 to February 20, 2001	January 22, 2001 to January 22, 2005	January 22, 2001 to January 22, 2011	16.8400	16,368,452	17,195,318
February 20, 2001	February 8, 2002 to February 8, 2004	February 8, 2002 to February 8, 2011	18.7600	86,700	86,700
April 17, 2001 to May 16, 2001	May 26, 2001 to May 26,2005	May 26, 2001 to April 17, 2011	10.3000	1,147,040	1,324,360
July 16, 2001 to September 15, 2001	July 16, 2002 to July 16, 2004	July 16, 2002 to July 16, 2011	9.1600	365,760	648,600
October 15, 2001 to November 13, 2001	October 15, 2002 to October 15, 2004	October 15, 2002 to October 15, 2011	8.6400	120,000	292,000
May 10, 2002	April 11, 2003 to April 11, 2007	April 11, 2003 to April 11, 2012	7.9150	86,700	231,700
June 19, 2002	June 19, 2002 to June 19, 2004	June 19, 2002 to May 21, 2012	10.0900	–	179,000
August 1, 2002	August 1, 2003 to August 1, 2005	August 1, 2003 to July 31, 2012	8.0600	200,000	200,000
October 11, 2002	October 11, 2002	October 11, 2002 to October 10, 2007	8.6165	1,200,000	1,200,000
November 13, 2002	November 13, 2003 to November 13, 2005	November 13, 2003 to November 12, 2012	6.1500	6,820,000	6,860,000
July 25, 2003	July 25, 2004 to July 25, 2006	July 25, 2004 to July 23, 2013	4.3500	92,568,206	105,911,878
September 16, 2003	September 16, 2004 to September 16, 2006	September 16, 2004 to September 14, 2013	4.9000	190,000	1,190,000
February 8, 2005	February 8, 2006 to February 8, 2007	February 8, 2006 to February 7, 2009	4.4750	65,599,000	–
September 1, 2005	September 1, 2006 to September 1, 2008	September 1, 2006 to August 31, 2010	5.2500	7,000,000	–

				231,498,073	178,742,716

EQUITY COMPENSATION BENEFITS (continued)

a.

Share option schemes of the Company (continued)

iii.

Details of share options granted during the year

			2005		2004
Vesting period	Exercise period	Exercise price	Consideration received	Number of options	Consideration received	Number of options
		HK$	HK$		HK$

February 8, 2006 to February 8, 2007	February 8, 2006 to February 7, 2009	4.4750	–	68,924,000	–	–
September 1, 2006 to September 1, 2008	September 1, 2006 to August 31, 2010	5.2500	–	7,000,000	–	–

			–	75,924,000	–	–

The fair value of share options granted during the year is determined using the trinomial option pricing model.  The weighted average fair value of share options granted and the respective weighted average inputs and assumptions to the model are as follows:

	2005	2004

Fair value at measurement date	HK$0.99	N/A
Share price	HK$4.55	N/A
Exercise price	HK$4.55	N/A
Expected volatility	31.53%	N/A
Expected option life (in years)	4.09 years	N/A
Expected dividends	3.33%	N/A
Risk-free interest rate	2.54%	N/A

The expected volatility is based on statistical analysis of daily share prices over one year immediately preceding the grant date.  Expected dividends are based on historical dividends.  Risk-free interest rate is based on the market yield of Exchange Fund Notes with a term similar to the expected option life.

Share options were granted under a service condition.  This condition has not been taken into account in the grant date fair value measurement of the services received.  There were no market conditions associated with the share option grants.

iv.

Details of share options exercised during the year

			2005		2004
Exercise date	Exercise price	Market value per share at exercise date	Proceeds received	Number of options	Proceeds received	Number of options
	HK$	HK$	HK$		HK$

July 26, 2004 to December 31, 2004	4.3500	4.75 to 5.50	–	–	23,964,093	5,508,987
January 3, 2005 to December 9, 2005	4.3500	4.48 to 5.35	22,557,634	5,185,663	–	–

			22,557,634	5,185,663	23,964,093	5,508,987

The weighted average share price at the date of exercise for share options exercised during the year was HK$5.07 (2004: HK$5.17).

EQUITY COMPENSATION BENEFITS (continued)

a.

Share option schemes of the Company (continued)

v.

Details of share options cancelled during the year

		Number of options
Exercise period	Exercise price	2005	2004
	HK$

May 26, 2001 to April 17, 2011	10.3000	–	1,530,000
September 27, 2001 to September 7, 2011	6.8150	–	3,600,000

		–	5,130,000

vi.

Details of share options lapsed during the year

		Number of options
Exercise period	Exercise price	2005	2004
	HK$

August 17, 2000 to August 17, 2009	11.7800	2,460,265	652,798
August 17, 2000 to October 25, 2009	22.7600	62,000	1,076,800
May 26, 2001 to August 26, 2010	60.1200	59,400	362,000
March 15, 2001 to October 27, 2010	24.3600	1,095,280	1,881,012
January 22, 2001 to January 22, 2011	16.8400	826,866	6,083,120
May 26, 2001 to April 17, 2011	10.3000	177,320	688,600
July 16, 2002 to July 16, 2011	9.1600	282,840	41,160
October 15, 2002 to October 15, 2011	8.6400	172,000	–
April 11, 2003 to April 11, 2012	7.9150	145,000	–
April 29, 2003 to April 29, 2012	9.9500	–	5,600,000
June 19, 2002 to May 21, 2012	10.0900	179,000	100,000
November 13, 2003 to November 12, 2012	6.1500	40,000	180,000
July 25, 2004 to July 23, 2013	4.3500	8,158,009	16,130,335
September 16, 2004 to September 14, 2013	4.9000	1,000,000	–
February 8, 2006 to February 7, 2009	4.4750	3,325,000	–

		17,982,980	32,795,825

vii.

The following table summarizes information about fixed stock options outstanding at December 31, 2004 and 2005

		Options outstanding			Options exercisable
Range of exercise prices		Number of options outstanding at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Number of options exercisable at December 31, 2005	Weighted average exercise price
			(years)	HK$		HK$

HK$	4.01 to 5.04	158,357,206	5.71	4.40	59,879,359	4.35
	5.05 to 7.54	13,820,000	5.76	5.69	6,820,000	6.15
	7.55 to 11.29	3,119,500	4.10	9.24	3,119,500	9.24
	11.30 to 16.79	16,412,125	3.63	11.78	16,412,125	11.78
	16.80 to 25.04	29,815,342	4.84	20.03	27,648,022	20.28
	55.05 to 70.04	9,887,200	4.65	60.12	9,887,200	60.12
	70.05 to 85.00	86,700	4.10	75.24	86,700	75.24

Total		231,498,073			123,852,906

34

EQUITY COMPENSATION BENEFITS (continued)

a.

Share option schemes of the Company (continued)

vii.

The following table summarizes information about fixed stock options outstanding at December 31, 2004 and 2005 (continued)

		Options outstanding			Options exercisable
Range of exercise prices		Number of options outstanding at December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Number of options exercisable at December 31, 2004	Weighted average exercise price
			(years)	HK$		HK$

HK$	4.01 to 5.04	107,101,878	8.57	4.36	32,327,596	4.36
	5.05 to 7.54	6,860,000	7.87	6.15	4,573,307	6.15
	7.55 to 11.29	4,075,660	5.50	9.25	3,775,426	9.28
	11.30 to 16.79	18,872,390	4.63	11.78	18,872,390	11.78
	16.80 to 25.04	31,799,488	5.85	20.11	27,435,848	20.62
	55.05 to 70.04	9,946,600	5.65	60.12	6,307,960	60.12
	70.05 to 85.00	86,700	5.11	75.24	86,700	75.24

Total		178,742,716			93,379,227

viii.

The following table summarizes information about fixed stock options granted for the years ended December 31, 2004 and 2005

	2005		2004
Options granted	Weighted average fair value at grant date	Weighted average exercise price	Weighted average fair value at grant date	Weighted average exercise price
	HK$	HK$	HK$	HK$

Exercise price of the options equals to market price of the stock at grant date	0.99	4.55	-	-

34

EQUITY COMPENSATION BENEFITS (continued)

b.

Share award schemes of the Company

In 2002, the Company established two employee share incentive award schemes under which awards of shares may be granted to employees of participating subsidiaries.  Directors of the Company are not eligible to participate in either scheme.  On June 10, 2002, the Company approved the establishment of the Purchase Scheme under which selected employees are awarded shares purchased in the market.  On November 12, 2002, the Company approved the establishment of the Subscription Scheme under which selected employees are awarded newly issued shares.  The purpose of both the Purchase Scheme and the Subscription Scheme is to recognize the contributions of certain employees of the Group, to retain them for the continued operation and development of the Group, and to attract suitable personnel for the further development of the Group.  Under both schemes, following the making of an award to an employee, the relevant shares are held on trust for that employee and then vest over a period of time provided that the employee remains an employee of the Group at the relevant time and satisfies any other conditions specified at the time the award is made.  The maximum aggregate number of shares that can be awarded under the two schemes is limited to 1% of the issued share capital of the Company (excluding shares that have already been transferred to employees on vesting).

A summary of movements in shares held under the share award schemes during the year is as follows:

	Number of shares
	2005	2004

Beginning of year	3,692,400	5,771,000
Awards of vested shares to employees	(3,692,400)	(2,078,600)

End of year	–	3,692,400

In HK$ million	2005	2004

Fair value of shares held as at December 31	N/A	18
Fair value of shares awarded to employees during the year	18	10
Amounts recognized in the consolidated balance sheet as prepaid expenses	–	7
Amounts recognized in the consolidated income statement as staff costs	7	10

The fair value of shares under the Subscription Scheme at the measurement date is measured by the quoted market price of the shares at grant date.

c.

Shares granted by principal shareholder of the Company

Pursuant to an agreement made between the Chairman and a director in 2002, 387,600 shares of the Company were transferred by the Chairman personally to that director in April 2004, being the second of three annual installments of a total of 1,162,800 shares the Chairman agreed to transfer to that director.  The transfer of the third (last) annual installment of 387,600 shares in April 2005 did not proceed as the director concerned resigned from the Company in September 2004.  In addition, pursuant to another agreement made between the Chairman and another director in 2003, 2,161,000 shares (2004: 2,161,000 shares) of the Company were transferred by the Chairman personally to that director in July 2005, being the second of three annual installments of a total of 6,483,000 shares the Chairman agreed to transfer to that director.  No new shares were issued by the Company.

The fair value of shares granted by principal shareholder is measured by the quoted market price of the shares at grant date.

34

EQUITY COMPENSATION BENEFITS (continued)

d.

Employees’ rights to invest in shares of JALECO

In August 2000, the Group established an incentive scheme under which certain employees of the Group were granted options to acquire equity interests in JALECO.  The exercise price of the options to the employees was set at a price not less than the fair value of the shares at the time of issue.  Shares of JALECO have been trading below the cost of the options since the first exercise date.  As at December 31, 2003 and up to November 8, 2004, a total number of 4,021,000 shares of JALECO were held by the incentive scheme which was operated under a limited partnership arrangement and no options were exercised by the employees. On November 8, 2004, the limited partnership was dissolved and the 4,021,000 shares of JALECO were transferred to Pacific Century CyberWorks Japan Limited, a wholly-owned subsidiary of the Company.  These shares formed a part of the Group’s 79.72% interest in JALECO and were disposed of by the Group in August 2005 as set out in note 1(f).

e.

Share option schemes of PCPD

PCPD approved and adopted a share option scheme on March 17, 2003 (the “2003 PCPD Scheme”), which was valid for 10 years after the date of adoption.  In order to align the terms of the share option scheme of PCPD with those of the Company and in view of the limited number of shares capable of being issued under the 2003 PCPD Scheme relative to the current capital base of PCPD, the shareholders of PCPD approved the termination of the 2003 PCPD Scheme and the adoption of a new share option scheme (the “2005 PCPD Scheme”) at PCPD’s annual general meeting held on May 13, 2005.  The 2005 PCPD Scheme became effective on May 23, 2005 following its approval by the shareholders of the Company.  No further share options will be granted under the 2003 PCPD Scheme following its termination, but the provisions of such scheme will remain in full force and effect with respect to the options granted prior to its termination.

Under the 2005 PCPD Scheme, the board of directors of PCPD may, at its discretion, grant share options to any eligible person to subscribe for shares in PCPD subject to the terms and conditions stipulated in the 2005 PCPD Scheme.  The exercise price of the options under the 2005 PCPD Scheme is determined by the board of directors of PCPD in its absolute discretion but in any event shall not be less than the highest of (i) the closing price of the shares of PCPD as stated in the daily quotations sheet of the Stock Exchange on the date of grant; (ii) the average closing price of the shares of PCPD as stated in the daily quotations sheet of the Stock Exchange for the five days last preceding the date of grant on which days it has been possible to trade shares on the Stock Exchange; and (iii) the nominal value of the share of PCPD on the date of grant.   The overall limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2005 PCPD Scheme and other share option schemes of PCPD must not exceed 30% of the shares in issue from time to time.  In addition, the maximum number of shares of PCPD in respect of which options may be granted under the 2005 PCPD Scheme shall not (when aggregated with any shares subject to any grants made after May 23, 2005 pursuant to any other share option schemes of PCPD) exceed 10% of the issued share capital of PCPD on May 23, 2005 (or some other date if renewal of this limit is approved by shareholders).

No share options have been granted under the 2005 PCPD Scheme during the year ended December 31, 2005 and no share options were outstanding at December 31, 2005 under such scheme.

Details of share options granted by PCPD pursuant to the 2003 PCPD Scheme and the share options outstanding, are as follows:

i.

Movements in the number of share options outstanding and their related weighted average exercise prices

The following presents a summary of the staff share option scheme of PCPD for each of the years ended December 31, 2003, 2004 and 2005:

	Number of options	Weighted average exercise price
		HK$

Outstanding, January 1, 2003 and December 31, 2003	-	N/A
Granted (note iii)	10,000,000	2.375

Outstanding, December 31, 2004 and 2005 (note ii)	10,000,000	2.375

Options to purchase 10,000,000 and 10,000,000 shares of PCPD’s shares at weighted average exercise prices of HK$2.375 and HK$2.375 were exercisable at December 31, 2004 and 2005.

34

EQUITY COMPENSATION BENEFITS (continued)

e.

Share option schemes of PCPD (continued)

ii.

Terms of unexpired and unexercised share options at balance sheet date

				Number of options
Date of grant	Vesting period	Exercise period	Exercise price	2005	2004
			HK$

December 20, 2004	December 20, 2004	December 20, 2004 to December 19, 2014	2.375	10,000,000	10,000,000

				10,000,000	10,000,000

iii.

Details of share options granted during the year

			2005		2004
Vesting period	Exercise period	Exercise price	Consideration received	Number of options	Consideration received	Number of options
		HK$	HK$		HK$

December 20, 2004	December 20, 2004 to December 19, 2014	2.375	–	–	2	10,000,000

			–	–	2	10,000,000

The fair value of share options granted during 2004 was determined using the trinomial option pricing model.  The weighted average fair value of share options granted and the respective weighted average inputs and assumptions to the model were as follows:

2004

Fair value at measurement date	HK$1.29
Share price	HK$2.375
Exercise price	HK$2.375
Expected volatility	50%
Expected option life (in years)	10 years
Expected dividends	N/A
Risk-free interest rate	3.95%

As the share options were vested before January 1, 2005, there was no expenses recognized in the consolidated income statement.

34

EQUITY COMPENSATION BENEFITS (continued)

e.

Share option schemes of PCPD (continued)

iv.

The following table summarizes information about fixed stock options outstanding at December 31, 2004 and 2005

	Options outstanding			Options exercisable
Exercise prices	Number of options outstanding at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Number of options exercisable at December 31, 2005	Weighted average exercise price
		(years)	HK$		HK$

HK$ 2.375	10,000,000	9	2.375	10,000,000	2.375

	Options outstanding			Options exercisable
Exercise prices	Number of options outstanding at December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Number of options exercisable at December 31, 2004	Weighted average exercise price
		(years)	HK$		HK$

HK$ 2.375	10,000,000	10	2.375	10,000,000	2.375

v.

The following table summarizes information about fixed stock options granted for the years ended December 31, 2004 and 2005

	2005		2004
Options granted	Weighted average fair value at grant date	Weighted average exercise price	Weighted average fair value at grant date	Weighted average exercise price
	HK$	HK$	HK$	HK$

Exercise price of the options equals to market price of the stock at grant date	-	-	1.29	2.375

f.

Share option schemes of SUNDAY

On March 1, 2000, the shareholders of SUNDAY approved and adopted a share option scheme (the “2000 SUNDAY Scheme”).  Subject to any earlier termination by SUNDAY in a general meeting of shareholders, the 2000 SUNDAY Scheme will remain in force for 10 years from its adoption date.

On May 22, 2002, the shareholders of SUNDAY approved the adoption of a new share option scheme (the “2002 SUNDAY Scheme”) and the termination of the 2000 SUNDAY Scheme.  Upon the termination of the 2000 SUNDAY Scheme, no further options will be granted thereunder but the provisions of the 2000 SUNDAY Scheme will remain in full force and effect in respect of the existing options granted.

Under the 2002 SUNDAY Scheme, the board of directors of SUNDAY may, in its discretion, grant options to any director, employee, consultant, customer, supplier, agent, partner, shareholder or adviser of or contractor to SUNDAY and its subsidiaries (the “SUNDAY Group”) or a company in which the SUNDAY Group holds an interest or a subsidiary of such company.  Each grant of options to a director, chief executive or substantial shareholder or any of their respective associates must be approved in accordance with the requirements of the Listing Rules.

34

EQUITY COMPENSATION BENEFITS (continued)

f.

Share option schemes of SUNDAY (continued)

The exercise price for any particular option under the 2002 SUNDAY Scheme will be determined by the board of directors of SUNDAY but will be not less than the highest of: (i) the closing price of shares of SUNDAY on the date of grant of the option; (ii) an amount equivalent to the average closing price of a share of SUNDAY for the five business days immediately preceding the date of grant of the option; and (iii) the nominal share value.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under both the 2000 SUNDAY Scheme and the 2002 SUNDAY Scheme must not, in aggregate, exceed 30% of the shares of SUNDAY in issue.

The total number of shares available for issue under options which may be granted under the 2002 SUNDAY Scheme (excluding those options that have been granted by SUNDAY prior to the date of approval of the 2002 SUNDAY Scheme) must not, in aggregate, exceed 10% of the issued share capital of SUNDAY as at the date of approval of the 2002 SUNDAY Scheme (“Scheme Mandate Limit”).  The Scheme Mandate Limit may be refreshed by shareholders of SUNDAY in general meeting provided that the Scheme Mandate Limit so refreshed must not exceed 10% of the issued share capital of SUNDAY at the date of approval of refreshment by the shareholders.  The board may also seek separate shareholders’ approval in general meeting to grant options beyond the Scheme Mandate Limit (whether or not refreshed) provided that the options in excess of the Scheme Mandate Limit are granted only to the eligible participants specified by SUNDAY before such approval is sought.

No option may be granted under the 2002 SUNDAY Scheme to any eligible participant which, if exercised in full, would result in the total number of shares issued and to be issued upon exercise of the options already granted or to be granted to such eligible participant (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital of SUNDAY.  As at the date of such new grant, any grant of further options above this limit will be subject to certain requirements provided under the Listing Rules, including the approval of shareholders at a general meeting.

No share options have been granted or exercised under the 2002 SUNDAY Scheme during the year ended December 31, 2005 (2004: Nil).  All outstanding share options granted by SUNDAY under the 2000 SUNDAY Scheme had either been cancelled or had lapsed under the terms of the 2000 SUNDAY Scheme by August 9, 2005, being one month after the date on which the unconditional mandatory general cash offer made by PCCW Mobile became unconditional.

Details of share options granted by SUNDAY pursuant to the 2000 SUNDAY Scheme and the share options outstanding, are as follows:

i.

Movements in the number of share options outstanding and their related weighted average exercise prices

	2005		2004
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	HK$		HK$

Beginning of year	1.97	28,630,089	1.96	30,072,503
Cancelled (note iii)	1.98	(26,998,431)	N/A	–
Lapsed (note iv)	1.84	(1,631,658)	1.76	(1,442,414)

End of year (note ii)	N/A	–	1.97	28,630,089

Exercisable at end of year	N/A	–	1.97	28,630,089

EQUITY COMPENSATION BENEFITS (continued)

f.

Share option schemes of SUNDAY (continued)

ii.

Terms of unexpired and unexercised share options at balance sheet date

				Number of options
Date of grant	Vesting period	Exercise period	Exercise price	2005	2004
			HK$

March 23, 2000	March 23, 2001 to March 23, 2003	March 23, 2001 to March 22, 2010	3.05	–	13,194,076
May 31, 2000	May 31, 2001 to May 31, 2003	May 31, 2001 to May 30, 2010	1.01	–	13,737,971
May 31, 2000	May 31, 2001 to May 31, 2003	May 31, 2001 to May 30, 2010	3.05	–	255,844
January 19, 2001	January 19, 2002 to January 19, 2004	January 19, 2002 to January 18, 2011	1.01	–	1,442,198

				–	28,630,089

The exercise prices and the weighted average remaining contractual life of the share options outstanding are as follows:

	2005		2004
Exercise prices	Weighted average remaining contractual life	Number of options	Weighted average remaining contractual life	Number of options
	(years)		(years)

HK$ 1.01	N/A	–	5.48	15,180,169
3.05	N/A	–	5.23	13,449,920

		–		28,630,089

iii.

Details of share options cancelled during the year

		Number of options
Exercise period	Exercise price	2005	2004
	HK$

March 23, 2001 to March 22, 2010	3.05	12,632,274	–
May 31, 2001 to May 30, 2010	1.01	12,976,337	–
May 31, 2001 to May 30, 2010	3.05	155,929	–
January 19, 2002 to January 18, 2011	1.01	1,233,891	–

		26,998,431	–

iv.

Details of share options lapsed during the year

		Number of options
Exercise period	Exercise price	2005	2004
	HK$

March 23, 2001 to March 22, 2010	3.05	561,802	488,281
May 31, 2001 to May 30, 2010	1.01	761,634	570,281
May 31, 2001 to May 30, 2010	3.05	99,915	41,000
January 19, 2002 to January 18, 2011	1.01	208,307	342,852

		1,631,658	1,442,414

35

RESERVES/(DEFICIT)

In HK$ million	2005
	Share premium	Special capital reserve	Employee share-based compensation reserve	Property revaluation reserve	Convertible note and bonds reserve	Currency translation reserve	Available-for-sale financial assets reserve	Deficit	Total

At January 1, 2005, as previously stated	18	19,980	–	25	–	(44)	–	(28,039)	(8,060)
Prior period adjustments in respect of:
Employee share-based compensation	11	–	137	–	–	–	–	(148)	–
Restatement of deemed gain on disposal and placement of shares of subsidiaries	–	–	–	–	–	–	–	(52)	(52)
Deferred tax arising from the revaluation of investment properties	–	–	–	97	–	–	–	–	97
Deferral of up-front installation fees	–	–	–	–	–	–	–	(1,005)	(1,005)
Interests in leasehold land held for own use under operating leases	–	–	–	–	–	–	–	32	32
Restatement of investment properties to property, plant and equipment	–	–	–	8	–	–	–	(3)	5
Financial instruments	–	–	–	–	202	–	–	(122)	80

At January 1, 2005, as restated, before opening balance adjustments	29	19,980	137	130	202	(44)	–	(29,337)	(8,903)
Opening balance adjustments in respect of:
Financial instruments	–	–	–	–	–	–	–	(438)	(438)
Transfer of property revaluation reserve to deficit	–	–	–	(130)	–	–	–	130	–

At January 1, 2005, as restated, after opening balance adjustments	29	19,980	137	–	202	(44)	–	(29,645)	(9,341)
Exercise of employee share options	21	–	–	–	–	–	–	–	21
Premium arising from exercise of employee share options	14	–	(14)	–	–	–	–	–	–
Employee share-based compensation	–	–	100	–	–	–	–	–	100
Issue of ordinary shares, net of issuing expenses	7,558	–	–	–	–	–	–	–	7,558
Transfer to special capital reserve (note d)	–	3,010	–	–	–	–	–	(3,010)	–
Elimination of losses for the period from January 1, 2005 to June 29, 2005 against special capital reserve (note e)	–	(496)	–	–	–	–	–	496	–
Redemption of convertible bonds	–	–	–	–	(19)	–	–	19	–
Translation exchange differences	–	–	–	–	–	(11)	–	–	(11)
Profit for the year	–	–	–	–	–	–	–	1,595	1,595
Dividend approved in respect of the previous year	–	–	–	–	–	–	–	(645)	(645)
Dividend declared and paid in respect of the current year (note f)	–	(239)	–	–	–	–	–	(198)	(437)
Fair value gains from available-for-sale financial assets	–	–	–	–	–	–	89	–	89

At December 31, 2005	7,622	22,255	223	–	183	(55)	89	(31,388)	(1,071)

Attributable to:
The Company and subsidiaries	7,622	22,255	223	–	183	(55)	89	(31,811)	(1,494)
Jointly controlled companies	–	–	–	–	–	–	–	54	54
Associates	–	–	–	–	–	–	–	369	369

At December 31, 2005	7,622	22,255	223	–	183	(55)	89	(31,388)	(1,071)

RESERVES/(DEFICIT) (continued)

In HK$ million	2004
	Share premium	Special capital reserve	Employee share-based compensation reserve	Property revaluation reserve	Convertible note and bonds reserve	Currency translation reserve	Deficit	Total

At January 1, 2004, as previously stated	173,460	–	–	305	–	(97)	(182,850)	(9,182)
Prior period adjustments in respect of:
Employee share-based compensation	11	–	44	–	–	–	(55)	–
Deferred tax arising from the revaluation of investment properties	–	–	–	106	–	–	–	106
Deferral of up-front installation fees	–	–	–	–	–	–	(1,093)	(1,093)
Interests in leasehold land held for own use under operating leases	–	–	–	–	–	–	25	25
Restatement of investment properties to property, plant and equipment	–	–	–	24	–	–	(3)	21
Financial instruments	–	–	–	–	202	–	(90)	112

At January 1, 2004, as restated	173,471	–	44	435	202	(97)	(184,066)	(10,011)
Prior period adjustments in respect of:
Employee share-based compensation	–	–	93	–	–	–	–	93
Deferred tax arising from the revaluation of investment properties	–	–	–	(9)	–	–	–	(9)
Restatement of investment properties to property, plant and equipment	–	–	–	(16)	–	–	–	(16)
Exercise of employee share options	22	–	–	–	–	–	–	22
Elimination of accumulated deficit as at June 30, 2004 against share premium account (note a)	(152,932)	–	–	–	–	–	152,932	–
Transfer to special capital reserve (note a)	(20,532)	20,532	–	–	–	–	–	–
Reversal of excess provision for impairment loss as at June 30, 2004 to special capital reserve (note c)	–	14	–	–	–	–	(14)	–
Elimination of losses for the period from July 1, 2004 to December 30, 2004 against special capital reserve (note b)	–	(566)	–	–	–	–	566	–
Deficit on revaluation of investment properties, net of deferred taxation	–	–	–	(26)	–	–	–	(26)
Valuation adjustment	–	–	–	(254)	–	–	–	(254)
Translation exchange differences	–	–	–	–	–	53	–	53
Realization of negative goodwill on disposal of interest in subsidiaries	–	–	–	–	–	–	(16)	(16)

Profit for the year, as previously stated	–	–	–	–	–	–	1,638	1,638
Prior period adjustments in respect of:
Employee share-based compensation	–	–	–	–	–	–	(93)	(93)
Restatement of deemed gain on disposal and placement of shares of subsidiaries	–	–	–	–	–	–	(52)	(52)
Deferral of up-front installation fees	–	–	–	–	–	–	88	88
Interests in leasehold land held for own use under operating leases	–	–	–	–	–	–	7	7
Financial instruments	–	–	–	–	–	–	(32)	(32)
Profit for the year, as restated	–	–	–	–	–	–	1,556	1,556
Dividend declared and paid in respect of the current year	–	–	–	–	–	–	(295)	(295)

At December 31, 2004, as restated	29	19,980	137	130	202	(44)	(29,337)	(8,903)

Attributable to:
The Company and subsidiaries	29	19,980	137	130	202	(44)	(29,639)	(9,205)
Jointly controlled companies	–	–	–	–	–	–	53	53
Associates	–	–	–	–	–	–	249	249

At December 31, 2004, as restated	29	19,980	137	130	202	(44)	(29,337)	(8,903)

35        RESERVES/(DEFICIT) (continued)

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

i.

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

ii.

an amount of up to HK$20,532,270,594 of the special capital reserve may be applied by the Company for the purpose of eliminating any loss sustained after June 30, 2004, provided that if subsequent to the elimination any of the Company’s investments against which provision for impairment loss or diminution in value has been made for the period respecting the loss shall be revalued in excess of their written down value at the end of that period or realized for a sum in excess of such written down value, or any sum is received by the Company in respect of such investment, then a sum equal to the amount of the revaluation or the sum realized in excess of the written down value or the sum received by the Company in respect of such investment as aforesaid up to an aggregate amount of HK$20,532,270,594 or the total amount of the non-permanent losses sought to be eliminated (whichever is less) shall be re-credited to the special capital reserve; and

iii.

upon the coming into force of one or more guarantees to be issued by Standard Chartered Bank (HK) Limited (“SCB”) in the form scheduled to the undertaking, the Company will be released from the undertaking to the extent of an amount equal to the sum so guaranteed less the fees and expenses incurred in issuing the relevant guarantee(s), with the result that such amount of the special capital reserve would thereby become distributable.

Subsequent to the balance sheet date, the above undertaking was released as permitted by an order made by the High Court on January 10, 2006, details of which are set out in note 45(a).

b.

Pursuant to resolutions of the Board of the Company passed on September 29, 2004 and December 30, 2004, losses for the periods from July 1, 2004 to September 29, 2004 and from September 30, 2004 to December 30, 2004 in the amount of HK$284,227,183 and HK$281,932,052 respectively was eliminated against the special capital reserve by the Company.

c.

In 2004, a subsidiary of the Company, against which provision for impairment loss for diminution in value had been made in prior years, was liquidated.  The amount realized from the liquidation exceeded the written down value by HK$13,681,249.  In accordance with the undertaking given by the Company to the High Court, as summarized in note (a) above, the Company is required to credit such amount to the special capital reserve.

d.

During the year, dividend income of HK$3,011,014,502 from an indirect wholly-owned subsidiary of the Company was received.  In accordance with the undertaking given by the Company to the High Court, as summarized in note (a) above, the Company is required to transfer such amount to the special capital reserve.

e.

Pursuant to resolutions of the Board of the Company passed on June 29, 2005, losses for the period from January 1, 2005 to June 29, 2005 in the amount of HK$496,480,940 was eliminated against the special capital reserve by the Company.

f.

An interim dividend for the year ended December 31, 2005 of HK$436,942,407 was paid to the shareholders on October 4, 2005.  Pursuant to that part of the undertaking set out in note (a)(iii) above, as a result of the issue of guarantee by SCB on September 30, 2005 and after deduction of the fees and expenses amounting to HK$19,372,284, a sum of HK$239,142,407 was transferred from the special capital reserve for the payment of the dividend and the balance of HK$197,800,000 was paid out of the retained profit of the Company.

36

DEFERRED TAXATION

a.

Movement in deferred tax liabilities/(assets) during the year is as follows:

In HK$ million	2005
	Accelerated tax depreciation	Valuation adjustment resulting from acquisition of subsidiaries	Leasing partnership	Revaluation of properties	Deferred installation revenue	Derivative financial instruments	Others	Total

Beginning of year, as previously stated	1,554	460	317	325	–	–	(81)	2,575
Prior period adjustment arising from adoption of new and revised HKFRSs	–	–	–	(88)	(213)	–	–	(301)

Opening balances, as restated	1,554	460	317	237	(213)	–	(81)	2,274
Opening balance adjustment arising from adoption of new and revised HKFRSs	–	–	–	–	–	(53)	–	(53)

	1,554	460	317	237	(213)	(53)	(81)	2,221
Charged/(Credited) to consolidated income statement (note 14(a))	118	(66)	(93)	(171)	47	53	28	(84)
Reclassification of deferred tax assets previously provided	(41)	–	–	75	–	–	–	34
Exchange differences	3	–	–	3	–	–	–	6

End of year	1,634	394	224	144	(166)	–	(53)	2,177

In HK$ million	2004
	Accelerated tax depreciation	Valuation adjustment resulting from acquisition of subsidiaries	Leasing partnership	Revaluation of properties	Deferred installation revenue	Others	Total

Beginning of year, as previously stated	1,725	490	469	471	–	(129)	3,026
Prior period adjustment arising from adoption of new and revised HKFRSs	–	–	–	(106)	(232)	–	(338)

Opening balances, as restated	1,725	490	469	365	(232)	(129)	2,688
(Credited)/Charged to consolidated income statement (note 14(a))	(171)	(30)	(152)	42	19	52	(240)
Credited to property revaluation reserve	–	–	–	(170)	–	–	(170)
Exchange differences	–	–	–	–	–	(4)	(4)

End of year	1,554	460	317	237	(213)	(81)	2,274

In HK$ million	2005	2004
		(Restated)
		(Note 46)

Net deferred tax assets recognized in the consolidated balance sheet	(4)	(38)
Net deferred tax liabilities recognized in the consolidated balance sheet	2,181	2,312

	2,177	2,274

DEFERRED TAXATION (continued)

b.

Deferred income tax assets are recognized for tax loss carry forwards to the extent that realization of the related tax benefit through utilization against future taxable profits is probable.  The Group has unutilized estimated tax losses for which no deferred tax assets have been recognized of HK$19,376 million (2004: HK$14,846 million) to carry forward for deduction against future taxable income.  Estimated tax losses of HK$179 million (2004: HK$1,916 million) and HK$214 million (2004: HK$125 million) will expire within 1–5 years and after 5 years from December 31, 2005 respectively.  The remaining portion of the tax losses, mainly relating to Hong Kong companies, can be carried forward indefinitely.

3G LICENCE FEE LIABILITY

On October 22, 2001, SUNDAY 3G (Hong Kong) Limited, a wholly-owned subsidiary of SUNDAY, was granted a 3G licence in accordance with the provisions of the Telecommunications Ordinance, Chapter 106 of the Laws of Hong Kong.  The 3G licence will be valid for 15 years from the date of grant to October 21, 2016, and requires SUNDAY to establish, maintain and use equipment for the 3G telecommunications network and to provide 3G services in Hong Kong.  Pursuant to the terms of the 3G licence, prescribed minimum annual fees is payable to the Office of the Telecommunications Authority in arrears for each of the remaining 10 years from 2007 to 2016.  The aggregate of such fees are HK$1,056,838,000.

As set out in note 44, the Group, through PCCW Mobile, acquired approximately 59.87% of the interest in SUNDAY on June 22, 2005.  Accordingly, the 3G licence and the 3G licence fee liability were acquired and recorded at fair values at acquisition date of approximately HK$101 million and HK$529 million respectively.

As at December 31, 2005, the Group’s 3G licence fee liability, representing the discounted value of the remaining minimum annual fees payable from 2007 to 2016, is repayable as follows:

In HK$ million	2005			2004
	Present value of the minimum annual fees	Interest expense relating to future periods	Total minimum annual fees	Present value of the minimum annual fees	Interest expense relating to future periods	Total minimum annual fees

Repayable within a period
– over one year, but not exceeding two years	49	11	60	–	–	–
– over two years, but not exceeding five years	161	80	241	–	–	–
– over five years	321	435	756	–	–	–

	531	526	1,057	–	–	–

NET LEASE PAYMENTS RECEIVABLE

A company within the Group is a limited partner in a number of limited partnerships, which own and lease assets to third parties.

In HK$ million	2005	2004

The net investment in relation to these finance leases comprises:
Net lease payments receivable	264	377
Less: Current portion of net lease payments receivable (included in “Prepayments, deposits and other current assets” in the consolidated balance sheet)	(61)	(90)

	203	287

Non-recourse finance of HK$876 million (2004: HK$1,573 million) has been offset against net rentals receivable in arriving at the above net investment in finance leases.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

a.

Reconciliation of profit/(loss) before taxation to net cash inflow from operating activities

In HK$ million	2005	2004	2003
		(Restated)	(Restated)
		(Note 46)	(Note 46)

Profit/(Loss) before taxation	2,970	2,575	(5,187)
Adjustment for:
Impairment losses on interests in jointly controlled companies and associates	4	16	78
Impairment loss on interest in REACH	–	–	4,159
Impairment loss on interest in another jointly controlled company	–	–	227
Employee share-based compensation	100	93	54
Provision for inventory obsolescence	17	9	70
Interest income	(533)	(57)	(132)
Interest expense	2,048	1,884	2,064
Finance charges	186	124	217
Depreciation of property, plant and equipment	2,543	2,357	2,655
Net unrealized holding losses/(gains) on other investments	–	25	(8)
Realized gains on disposal of other investments	–	–	(8)
Net unrealized gains on financial assets at fair value through profit or loss	(73)	–	–
Realized losses/(gains) on disposal of interests in jointly controlled companies and associates	4	(3)	(8)
Realized gains on disposal of financial assets at fair value through profit or loss	(8)	–	–
Realized gains on disposal of investment securities	–	(19)	(87)
Realized gains on disposal of available-for-sale financial assets	(90)	–	–
Gain on deemed disposal of interest in subsidiaries	–	(59)	–
Gain on disposal of interests in subsidiaries, net of expenses	(170)	(524)	–
Net realized and unrealized fair value gains on derivative financial instruments	(319)	–	–
Fair value gains on investment properties	(2)	–	–
Provision for impairment of investments	18	187	258
Provision for impairment of property, plant and equipment	50	29	1,167
Provision for impairment of multimedia business related assets	–	–	301
Provision for impairment of game business related assets	–	–	893
Provision for impairment of other non-current assets	2	11	91
Provision for rental guarantee	41	–	–
(Gain)/Loss on disposal of property, plant and equipment, investment properties and interests in leasehold land held for own use under operating leases	(24)	(56)	145
Impairment loss for doubtful debts	137	45	115
Dividend income	(10)	(11)	–
Amortization of intangible assets	135	97	132
Amortization of goodwill	–	63	82
Amortization of land lease premium	16	15	13
Amortization of business development costs	–	3	–
Amortization of premium received from equity options	–	(5)	(12)
Amortization of up-front installation fees	(243)	(234)	(223)
Impairment loss on investment in unconsolidated subsidiaries held for sale	6	–	–
Share of results of jointly controlled companies and associates	(121)	(147)	843
Gain on termination and amendment of the terms of cross currency swap contracts	–	–	(532)
Exchange gains	(195)	–	–

OPERATING PROFIT BEFORE CHANGES IN WORKING CAPITAL	6,489	6,418	7,367

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

a.

Reconciliation of profit/(loss) before taxation to net cash inflow from operating activities (continued)

In HK$ million	2005	2004	2003
		(Restated)	(Restated)
		(Note 46)	(Note 46)

OPERATING PROFIT BEFORE CHANGES IN WORKING CAPITAL	6,489	6,418	7,367

Decrease/(Increase) in operating assets
– properties under development	(836)	(2,480)	286
– inventories	(77)	58	(123)
– accounts receivable, net	(477)	(113)	54
– prepayments, deposits and other current assets	111	72	(245)
– sales proceeds held in stakeholders’ accounts	125	(2,016)	(2,402)
– restricted cash	(687)	1,797	(2,701)
– amounts due from related companies	(56)	94	(25)
– amounts due from jointly controlled companies and associates	(8)	–	–
– other non-current assets	22	–	–
Increase/(Decrease) in operating liabilities
– accruals, accounts payable, provisions, other payables and deferred income	121	2,499	3,461
– gross amount due to customers for contract work	6	5	(10)
– amounts due to related companies	(150)	(49)	(322)
– other long-term liabilities	(20)	–	–
– advances from customers	940	10	74

CASH GENERATED FROM OPERATIONS	5,503	6,295	5,414
Interest received	543	41	93
Tax paid
– Hong Kong profits tax paid	(1,404)	(1,233)	(1,371)
– overseas tax paid	(3)	–	(26)

NET CASH INFLOW FROM OPERATING ACTIVITIES	4,639	5,103	4,110

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

b.

Acquisition of subsidiaries

In HK$ million	2005	2004	2003

Net assets acquired:
Property, plant and equipment	1,276	–	25
Intangible assets	183	5	–
Investment in unconsolidated subsidiaries	–	55	–
Inventories	13	–	3
Trade receivables, deposits, prepayments and other receivables	200	70	161
Restricted cash, cash and cash equivalents	113	–	304
Trade payables, other payables and accrued charges	(379)	–	(135)
Long-term loans	(850)	–	–
3G licence fee liability	(529)	–	–
Minority interests	(11)	–	4

	16	130	362
Goodwill on acquisition	1,148	89	55

	1,164	219	417

Satisfied by:
Interest in jointly controlled companies	–	–	130
Interest in associates	–	–	112
Interest in certain subsidiaries	–	209	–
Setting off shareholder’s loan	–	–	23
Cash from internal resources	1,164	10	152

	1,164	219	417

Analysis of the net (outflow)/inflow of cash and cash equivalents in respect of the acquisition of subsidiaries:
Cash	(1,164)	(10)	(152)
Cash and cash equivalents acquired	112	–	304

Net cash (outflow)/inflow in respect of acquisition of subsidiaries	(1,052)	(10)	152

39  NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)
c.    Disposal of subsidiaries

In HK$ million	2005	2004	2003

Net assets disposed of:
Property, plant and equipment	1	–	–
Inventories	9	–	–
Accounts receivables, prepayments, deposits and other assets	4	–	–
Cash and bank balances	277	–	–
Accounts payables, accruals and other payables	(15)	–	–
Minority interests	(58)	–	–

	218	–	–
Gain on disposal of subsidiaries	170	–	–

	388	–	–

Satisfied by:
Cash	388	–	–

	388	–	–

Analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiaries:
Cash	388	–	–
Cash and bank balances disposed of	(277)	–	–

Net cash inflow in respect of disposal of subsidiaries	111	–	–

39   NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)
d.   Analysis of cash and cash equivalents

In HK$ million	2005	2004	2003

Cash and bank balances	11,317	4,413	8,248
Bank loans and overdrafts	(46)	(15)	(12)
Restricted cash	(1,592)	(904)	(2,701)

Cash and cash equivalents as at December 31	9,679	3,494	5,535

The carrying amounts of cash and cash equivalents in the balance sheets are denominated in the following currencies:

In HK$ million	2005	2004	2003

Hong Kong Dollars	3,938	2,769	2,887
United States Dollars	5,531	441	2,252
Chinese Renminbi	200	–	–
Sterling Pound	10	–	–
Japanese Yen	–	284	396

	9,679	3,494	5,535

e.    Major non-cash transactions
During 2005, the Group acquired an IRU from the Reach Group which was settled in part by way of set-off against the Shareholder Loan of approximately US$155 million plus interest of US$2 million. Details of this transaction are set out in note 1(d).

In 2004, the Group disposed of its interest in certain investment properties, the Cyberport project and related property and facilities management companies to DFG for an aggregate consideration of HK$6,557 million. Such consideration was satisfied by the issuance of the then 93.42 % of the increased share capital of DFG of approximately HK$2,967 million and convertible notes of HK$3,590 million respectively. Details of this transaction are set out in note 1(b).

40  FINANCIAL INSTRUMENTS
Exposure to credit, liquidity, and market (including foreign currency and interest rate) risks arises in the normal course of the Group’s business. Exposures to these risks are controlled by the Group’s financial management policies and practices described below.

a.    Credit risk
The Group’s credit risk is primarily attributable to trade and other receivables, investments, over-the-counter derivative transactions and cash transactions entered into for risk management purposes. Management has policies in place and exposures to these credit risks are monitored on an ongoing basis.

The normal credit period granted by the Group ranges up to 30 days from the date of invoice. In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. Debtors who have overdue payable are requested to settle all outstanding balances before any further credit is granted.

Investments, derivative and cash transactions are executed with counterparties with sound credit ratings. Given their high credit ratings, the Group does not expect any investment counterparty to fail to meet its obligations. Moreover, credit limits were set for individual counterparties and periodic reviews were conducted to ensure that the limits are strictly followed.

The Group does not have a significant exposure to any individual debtors or counterparties.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. Except for the guarantees given by the Group as disclosed in note 42, the Group does not provide any other guarantees which would expose the Group to credit risk.

40 FINANCIAL INSTRUMENTS (continued)

b.    Liquidity risk
The Group’s policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and readily realizable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

c.    Market risk
Market risk composed of foreign currency exposure and interest rate exposure deriving from the Group’s operation and funding activities. As a matter of policy, the Group enters into currency forwards, interest rate and currency swaps, forward rate agreements, options and other financial instruments to manage its exposure and reduce the market risk that is directly related to the Group’s operations and financing. The Group does not undertake any speculative trading activities in connection with these financial instruments or enter into or acquire market risk sensitive instruments for trading purposes.

The Finance and Management Committee, a subcommittee of the Executive Committee of the Board, determines the appropriate risk management activities with the aim of prudently managing the market risk associated with transactions entered into in the normal course of the business.

All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee, which are reviewed on a regular basis. Early termination and amendments to the terms of the transaction would typically occur when there are changes in the underlying assets or liabilities or in the risk management strategy of the Group.

In the normal course of business, the Group used the above-mentioned financial instruments to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries.

As at 31 December 2005, all of the Group’s foreign currency denominated long-term liabilities are either: (i) swapped into Hong Kong dollar by cross-currency swaps or (ii) hedged into Hong Kong dollar by currency forward contracts.In terms of interest rate exposure, most of the long-term liabilities are in fixed rate basis and will not be affected by future Hong Kong dollar interest rate fluctuations.

40 FINANCIAL INSTRUMENTS (continued)

d.    Effective interest rates
The following table summarizes the carrying amounts, maturity and contract terms of income-earning financial assets and interest-bearing financial liabilities at the balance sheet date.

In HK$ million, except %	2005				2004
	1 year or less	Over 5 years	Total	1 year or less	1-5 years	Total

Assets
Cash and cash equivalent
Fixed rate, HK$	3,938	–	3,938	2,769	–	2,769
Average interest rate (%)	3.70%		3.70%	0.17%		0.17%
Fixed rate, US$	5,531	–	5,531	441	–	441
Average interest rate (%)	4.25%		4.25%	2.17%		2.17%
Fixed rate, RMB	200	–	200	–	–	–
Average interest rate (%)	1.18%		1.18%
Fixed rate, GBP	10	–	10	–	–	–
Average interest rate (%)	4.47%		4.47%
Fixed rate, JPY	–	–	–	284	–	284
Average interest rate (%)				0.88%		0.88%

	9,679	–	9,679	3,494	–	3,494

Derivative financial instruments
– Cross currency swaps
Receive fixed US$, pay floating HK$
Carrying amounts (note i)	–	–	–	–	71	71
Notional amounts	–	–	–	–	7,457	7,457
Average receive rate (%)					6.90%	6.90%
Average pay rate (%)					4.12%	4.12%
Receive fixed US$, pay fixed HK$
Carrying amounts (note i)	–	42	42	–	–	–
Notional amounts	–	11,357	11,357	–	–	–
Average receive rate (%)		6.33%	6.33%
Average pay rate (%)		6.05%	6.05%
Receive fixed JPY, pay floating US$
Carrying amounts (note i)	–	–	–	–	391	391
Notional amounts	–	–	–	–	1,950	1,950
Average receive rate (%)					3.65%	3.65%
Average pay rate (%)					5.27%	5.27%

Carrying amounts (note i)	–	42	42	–	462	462

Notional amounts	–	11,357	11,357	–	9,407	9,407

40   FINANCIAL INSTRUMENTS (continued)
d.   Effective interest rates (continued)

In HK$ million, except %		2005					2004
	1 year or		Over 5		1 year or		Over 5
	less	1-5 years	years	Total	less	1-5 years	years	Total

Liabilities
Short-term borrowings
Floating rate, HK$	(6,500)	–	–	(6,500)	–	–	–	–
Average interest rate (%)	4.38%			4.38%
Fixed rate, US$	–	–	–	–	(8,998)	–	–	(8,998)
Average interest rate (%)					6.49%			6.49%
Others	–	–	–	–	(14)	–	–	(14)
Average interest rate (%)					2.95%			2.95%

	(6,500)	–	–	(6,500)	(9,012)	–	–	(9,012)

Long-term liabilities
Fixed rate, US$	–	(3,972)	(18,885)	(22,857)	–	(3,317)	(15,213)	(18,530)
Average interest rate (%)		5.30%	7.01%	6.72%		5.30%	7.46%	7.07%
Fixed rate, JPY	–	–	–	–	–	–	(1,950)	(1,950)
Average interest rate (%)							3.65%	3.65%

	–	(3,972)	(18,885)	(22,857)	–	(3,317)	(17,163)	(20,480)

Derivative financial instruments
– Cross currency swaps
Receive floating US$, pay floating HK$
Carrying amounts (note i)	–	–	–	–	(7)	(6)	–	(13)
Notional amounts	–	–	–	–	1,950	1,950	–	3,900
Average receive rate (%)					5.27%	5.27%		5.27%
Average pay rate (%)					2.97%	3.44%		3.21%
Receive fixed US$, pay fixed HK$
Carrying amounts (note i)	–	(15)	(47)	(62)	(254)	(209)	(125)	(588)
Notional amounts	–	3,510	3,900	7,410	12,090	7,800	11,700	31,590
Average receive rate (%)		1.00%	8.00%	4.68%	2.77%	8.00%	7.33%	5.75%
Average pay rate (%)		0.59%	7.70%	4.33%	2.77%	7.59%	6.46%	5.33%
Receive fixed US$, receive fixed HK$
Carrying amounts (note i)	–	–	–	–	–	(50)	–	(50)
Notional amounts	–	–	–	–	–	3,510	–	3,510
Average receive rate (%)						1.00%		1.00%
Average receive rate (%)						0.50%		0.50%

Carrying amounts (note i)	–	(15)	(47)	(62)	(261)	(265)	(125)	(651)

Notional amounts	–	3,510	3,900	7,410	14,040	13,260	11,700	39,000

i.       The carrying amounts of the outstanding cross currency swap contracts represent their fair values at the balance sheet date. In accordance with the transitional provisions in HKAS 39, the balance sheets as at December 31, 2004 were not adjusted to reflect the fair values of the cross currency swap contracts held at that date.

40 FINANCIAL INSTRUMENTS (continued)

e. Fair values

           All financial instruments are carried at amounts not materially different from their fair values as at December 31, 2005 and 2004 except as follows:

In HK$ million		2005		2004
		Carrying		Carrying
	Note	amount	Fair value	amount	Fair value
				(Restated)
				(Note 46)

Held-to-maturity investments	i	18	N/A	31	N/A
Derivative financial instruments – current assets
Cross currency swaps	iii	42	42	–	462
Interest rate option	iii	–	–	–	–
Equity swap and equity option	iii	60	60	–	57
Short-term borrowings	ii	(6,500)	(6,500)	(10,529)	(10,714)
Derivative financial instruments – current liabilities
Cross currency swaps	iii	(62)	(62)	–	(651)
Forward foreign exchange contracts	iii	–	–	–	(5)
Long-term borrowings		(18,885)	(20,084)	(17,163)	(19,282)
Convertible note and bonds	ii	(3,972)	(3,954)	(3,730)	(3,936)

i.        Due to the nature of held-to-maturity investments, it is not practicable to estimate their fair value as such exercise would require excessive cost.

ii.       Balances as at December 31, 2004 include redemption premium on respective convertible note and bonds.

iii.      In accordance with the transitional provisions in HKAS 39, the balance sheets as at December 31, 2004 were not adjusted to reflect the fair value of derivative financial instruments held at that date (see note 4(a)(v)).

f.    Estimation of fair values
Fair value of financial instruments is estimated as follows:

i.       The fair value of financial instruments traded in active markets (such as trading and available-for-sale financial assets, and listed long-term borrowings and convertible note and bonds) is based on quoted market prices at the balance sheet date.

ii.      The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine the fair value for the remaining financial instruments. The fair value of cross currency swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

iii.     The nominal value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

41 COMMITMENTS

a. Capital

In HK$ million	2005	2004

Authorized and contracted for with payments due
- not exceeding one year	1,048	1,148
- over one year, but not exceeding two years	1,535	680
- over two year, but not exceeding three years	277	76
- over three year, but not exceeding four years	60	2
- over four year, but not exceeding five years	–	3

	2,920	1,909
Authorized but not contracted for	2,270	3,077

	5,190	4,986

An analysis of the above capital commitments by nature is as follows:

In HK$ million	2005	2004

Investments	202	236
Investment properties	–	85
Property development (note i)	2,835	3,954
Acquisition of property, plant and equipment	2,151	707
Others	2	4

	5,190	4,986

i.        The capital commitment as disclosed above represented management’s best estimate of total construction costs of the Cyberport project, which has been revised from the total construction costs since the Cyberport Project Agreement was entered into on May 17, 2000.

b. Operating leases As at December 31, 2005, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

Land and buildings

In HK$ million	2005	2004

Within 1 year	339	143
After 1 year but within 5 years	368	209
After 5 years	82	76

	789	428

Equipment

In HK$ million	2005	2004

Within 1 year	179	144
After 1 year but within 5 years	41	56
After 5 years	1	10

	221	210

41 COMMITMENTS (continued)

b.   Operating leases (continued)
Future minimum payments for the next five years, under the non-cancellable operating leases with initial or remaining terms of one year or more, consist of the following at December 31, 2005:

In HK$ million	2005	2004

2006	518	287
2007	225	133
2008	92	65
2009	50	35
2010	42	32
Thereafter	83	86

	1,010	638

c.    Others
As set out in note 5(c) above, on June 17, 2004, the Company agreed to provide REACH with a revolving working capital loan facility up to US$25 million (approximately HK$195 million). The facility is secured and will be repayable in full by REACH on December 31, 2007. The interest receivable under this facility is LIBOR plus 250 basis points. As at December 31, 2005, none of this working capital loan facility has been drawn down by REACH.

As at December 31, 2005, the Group has other outstanding commitment as follows:

In HK$ million	2005	2004

Purchase of rights to broadcast certain TV content	811	586
Purchase commitment on telecommunications services	300	–
Operating expenditure commitment	378	–

	1,489	586

Payments for the outstanding commitment of HK$1,489 million as at December 31, 2005 (2004: HK$586 million), under which the payments are due:

In HK$ million	2005	2004

Within one year	515	242
Over one year, but not exceeding two years	393	237
Over two years, but not exceeding three years	289	103
Over three years, but not exceeding four years	51	3
Over four years, but not exceeding five years	48	1
Over five years	193	–

	1,489	586

42 CONTINGENT LIABILITIES

In HK$ million	2005	2004

Performance guarantee	403	129
Tender guarantee	2	1
Advance payment guarantee	10	6
Guarantee in lieu of cash deposit	5	5
Staff mortgage loan guarantee	–	1
Employee compensation	6	3
Guarantee indemnity	11	11
Corporate guarantee	–	92

	437	248

Expiry dates
- not exceeding one year	82	110
- over one year, but not exceeding two years	21	12
- over two years, but not exceeding three years	20	20
- over three years, but not exceeding four years	2	1
- over four years, but not exceeding five years	301	–
- over five years	11	105

	437	248

On April 23, 2002, a writ of summons was issued against PCCW-HKT Limited ("HKT"), an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for HKT’s failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. ("TTNS"), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$99 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725% per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Chapter 4 of the Laws of Hong Kong. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants are successful in their claim. A defence was filed by HKT on May 29, 2002 and proceedings are ongoing. Based on legal advice received, the directors consider that HKT has valid defences and therefore no provision has been made.

HKTC is in dispute with Hong Kong’s Inland Revenue Department (the "IRD") regarding the deductibility of certain finance expenses. The IRD had raised two assessments for part of the disputed finance expenses on April 21, 2005 and February 3, 2006. HKTC had lodged an objection to both assessments and successfully obtained a holdover of the tax assessed through the purchase of Tax Reserve Certificates in the amount of HK$308 million. The estimated tax impact of the dispute may amount to HK$322 million up to December 31, 2005. Based on the information available to the Group to date, HKTC has made a provision in 2005 based on the best estimate of the amount that may ultimately be required to settle the dispute. The directors consider that the impact of any unprovided amounts which may materialize is immaterial.

The Group is subject to certain corporate guarantee obligations to guarantee performance of its wholly-owned subsidiaries in the normal course of their businesses. The amount of liabilities arising from such obligations, if any, cannot be ascertained but the directors are of the opinion that any resulting liability would not materially affect the financial position of the Group.

43  BANKING FACILITIES
Aggregate banking facilities as at December 31, 2005 were HK$11,579 million (2004: HK$11,300 million) of which the unused facilities amounted to HK$5,079 million (2004: HK$11,286 million).

A summary of major borrowings is set out in note 29(a).

Security pledged for certain banking facilities includes:

In HK$ million	2005	2004

Land and buildings	31	33
Bank deposit	10	15
Investment securities	21	19

	62	67

As at December 31, 2005, an indirect subsidiary of the Company has been granted a banking facility amounting to approximately HK$20 million (2004: HK$20 million) from a bank for the purpose of providing guarantee to the Government. Such facility was secured by a bank deposit placed by that indirect subsidiary of the Company from time to time to secure the amount of guarantee issued by the bank. The bank deposit of HK$1 million was included in "Restricted cash" in the consolidated balance sheet as at December 31, 2004, while no guarantee was issued by the bank and no such bank deposit was placed by the subsidiary as at December 31, 2005 (see note 28(b)).

In addition, the bank guarantee issued in favour of the Company in connection with the undertakings as set out in note 35(a)(iii) above was secured by a bank deposit placed by another indirect wholly-owned subsidiary of the Company amounting to approximately HK$259 million as at December 31, 2005 (2004: Nil), which was included in "Restricted cash" in the consolidated balance sheet (see note 28(b)).

As at December 31, 2005, a bank guarantee was issued to another indirect subsidiary of the Company in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services. Such bank guarantee was pledged against a bank deposit placed by the indirect subsidiary of the Company amounting to approximately HK$1 million, which was included in "Restricted cash" in the consolidated balance sheet (see note 28(b)).

44  BUSINESS COMBINATIONS
As set out in note 1(e), on June 22, 2005, the Group, through PCCW Mobile, acquired approximately 59.87% of the issued share capital of SUNDAY for a total cash consideration of HK$1,163,587,100. SUNDAY Group is a developer and provider of wireless communications and data services in Hong Kong, and a 3G licence holder.

The acquired business contributed revenue of HK$598 million and loss before taxation of HK$136 million to the Group for the period from June 22, 2005 to December 31, 2005. If the acquisition had occurred on January 1, 2005, the estimated consolidated revenue for the Group would have been HK$23,057 million, and profit before taxation would have been HK$2,905 million.

Details of net assets acquired and goodwill are as follows:
		HK$ million

Purchase consideration:
Cash paid		1,164
Less: Fair value of net assets acquired		(16)

Goodwill on acquisition		1,148

The goodwill is attributable to the cost of entry into wireless communications market in Hong Kong, control premium of SUNDAY and the significant synergies expected to arise after the Group’s acquisition of SUNDAY.

Acquiree’s net assets at the acquisition date are as follows:

In HK$ million		Carrying
	Fair value	amounts

Property, plant and equipment	1,276	1,282
3G licence	101	812
Customer base	65	–
Trademark	10	–
Other intangible assets	7	7
Inventories	13	13
Trade receivables, deposits, prepayments and other receivables	200	199
Restricted cash, cash and cash equivalents	113	113
Trade payables, other payables and accrued charges	(379)	(370)
Long-term loans	(850)	(850)
3G licence fee liability	(529)	(557)

Net assets	27	649

Minority interests (40.13%)	(11)

Net assets acquired	16

		HK$ million

Purchase consideration settled in cash		1,164
Cash and cash equivalents acquired		(112)

Net cash outflow on acquisition (note 39(b))		1,052

The following acquired intangible assets are amortized from the date they are available for use and their estimated useful lives are as follows:

Trademark	2 years
Customer base	2 years
3G licence	Over the term of licence, commencing from the date of launch of the 3G services

The weighted average amortization period of the acquired intangible assets is approximately 7 years.

45  POST BALANCE SHEET EVENTS
The following events occurred subsequent to December 31, 2005 up to the date of approval of these financial statements by the Board:

a.   On January 10, 2006, the High Court made an order permitting the release of the Company from its undertakings given to the High Court in connection with the Capital Reduction, details of which are set out in note 35(a). In summary, the undertakings required certain amounts to be credited to the special capital reserve created in connection with the Capital Reduction; that those amounts should not be treated as realized profit for the purposes of the Hong Kong Companies Ordinance; that the special capital reserve should be treated as undistributable for the purposes of the Hong Kong Companies Ordinance; and that the Company record a summary of the undertakings in its audited or interim financial statements. Following the release of the undertakings, the Company and the special capital reserve will cease to be subject to those restrictions and the Company will no longer be required to record a summary of the undertakings in its audited or interim financial statements.

      The order of the High Court permits the undertakings to be released subject to the Company setting aside sums totalling approximately US$544 million (approximately HK$4,243 million) and HK$106 million for the sole purpose of discharging certain debts or liabilities of the Company existing at the date of the Capital Reduction, principally being the aggregate amount of principal, accrued interest and redemption premium payable on maturity of the US$450 million 1% guaranteed convertible bonds due 2007 issued by PCCW Capital No. 2 Limited. Those amounts were set aside, and the release of the undertakings thereby became effective, on March 27, 2006. The cash set aside will be recorded under "Restricted cash" in the balance sheet of the Company.

b.   On March 2, 2006, PCCW IMS China Development Limited ("PCCW IMS China"), an indirect wholly-owned subsidiary of the Company, entered into a sale and purchase agreement (the "Sale and Purchase Agreement") with China Netcom Group and China Netcom (Holdings) Company Limited, a state-owned enterprise established under the laws of the PRC and a wholly-owned subsidiary of China Netcom Group, (as vendors), and China Netcom Broadband Corporation Limited ("CNCBB"), a limited liability company established in the PRC and a subsidiary of China Netcom Group, (as the target company), whereby PCCW IMS China will acquire an aggregate of 50% of the registered capital of CNCBB after the completion of CNCBB’s group reorganization at a consideration of RMB318 million (approximately HK$305.77 million), which will be funded by internal resources of the Company and is payable in a prescribed manner.

c.   On March 30, 2006, Internet Applications Limited, an indirect wholly owned subsidiary of the Company, entered into an amended and restated limited partnership agreement with CBC Partners, L.P., the general partner of China Broadband Capital Partners, L.P. (the "Fund"), to invest up to a maximum amount of US$50 million in the Fund as a founding limited partner of the Fund. The Fund has been established with the principal objective of making investments in telecommunications, media and technology related companies with substantial markets and/or operations in the PRC.

d.    In respect of the release of the undertakings as set out in note (a) above, on April 20, 2006, the restricted cash balance of approximately HK$259 million representing a bank deposit placed by an indirect wholly-owned subsidiary of the Company as a security for a bank guarantee issued in favour of the Company in connection with the undertakings was released.

e.   The waiver relating to the compliance with the 25% minimum public float requirement for SUNDAY Shares as set out in note 1(e) expired on April 15, 2006. The Stock Exchange has granted a waiver for a further period from April 16, 2006 to June 7, 2006.

46  COMPARATIVE FIGURES
Certain comparative figures have been adjusted or re-classified as a result of the changes in accounting policies. Further details are disclosed in note 4.

47

POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2005

Up to the date of approval of these financial statements, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ended December 31, 2005 and which have not been adopted in these financial statements:

Effective for accounting periods
Beginning on or after

HKFRS 6 Exploration for and Evaluation of Mineral Resources	January 1, 2006

HKFRS-Int 4 Determining whether an Arrangement contains a Lease	January 1, 2006

HKFRS-Int 5 Rights to Interests arising from Decommissioning,	January 1, 2006
Restoration and Environmental Rehabilitation Funds

HK(IFRIC)-Int 6 Liabilities arising from participating in a specific market	December 1, 2005
– Waste electrical and electronic equipment

Amendments to HKAS 19 Employee benefits	January 1, 2006
– Actuarial Gains and Losses, Group Plans and Disclosures

Amendments to HKAS 39 Financial Instruments: Recognition and Measurement:
– Cash Flow Hedge Accounting of Forecast Intragroup Transactions	January 1, 2006
– The Fair Value Option	January 1, 2006
– Financial Guarantee Contracts	January 1, 2006

Amendments, as a consequence of the Hong Kong Companies (Amendment)
Ordinance 2005, to:
– HKAS 1 Presentation of Financial Statements	January 1, 2006
– HKAS 27 Consolidated and Separate Financial Statements	January 1, 2006
– HKFRS 3 Business Combinations	January 1, 2006

HKFRS 7 Financial Instruments: Disclosures	January 1, 2007

Amendment to HKAS 1 Presentation of Financial Statements	January 1, 2007
– Capital Disclosures

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 came into effect on December 1, 2005 and would be first applicable to the Group’s consolidated financial statements for the period beginning January 1, 2006.

The adoption of HKFRS 6, HKFRS-Int 5 and HK(IFRIC)-Int 6, and the amendments to HKAS 1, HKAS 27 and HKFRS 3 made as a result of the Hong Kong Companies (Amendment) Ordinance 2005 are not applicable to any of the Group’s operations.

47

POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2005 (continued)

For the rest of amendments, new standards and new interpretations as set out below, the Group is in the process of making an assessment of the potential impact but is not yet in a position to state whether these amendments, new standards and new interpretations would have a significant impact on the Group’s results of operations and financial position.

a.

HKFRS-Int 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement.  It requires an assessment of whether (i) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (ii) the arrangement conveys a right to use the asset.

b.

HKAS 19 (Amendment) – Actuarial Gains and Losses, Group Plans and Disclosures provides the option of an alternative recognition approach for actuarial gains and losses.  It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting.  It also adds new disclosure requirements.

c.

HKAS 39 (Amendment) – Cash Flow Hedge Accounting of Forecast Intragroup Transactions allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that (i) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (ii) the foreign currency risk will affect consolidated profit or loss.

d.

HKAS 39 (Amendment) – The Fair Value Option changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category.

e.

HKAS 39 (Amendment) – Financial Guarantee Contracts requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value, and subsequently measured at the higher of (i) the unamortized balance of the related fees received and deferred, and (ii) the expenditure required to settle the commitment at the balance sheet date.

f.

HKFRS 7 introduces new disclosures to improve the information about financial instruments.  It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk.  It replaces HKAS 30 “Disclosures in the Financial Statements of Banks and Similar Financial Institutions”, and disclosure requirements in HKAS 32.

g.

HKAS 1 (Amendment) – Capital Disclosures introduces disclosures about the level of an entity’s capital and how it manages capital.

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Group’s primary financial statements are prepared in accordance with HK GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”).  The following table summarizes the adjustments considered necessary to restate profit/(loss) attributable to equity holders of the Company to US GAAP giving effect to significant differences between HK GAAP and US GAAP.

In HK$ million (except per share and per ADS amounts)	Note(s)	Year ended December 31,
		2005	2004	2003

Profit/(Loss) attributable to equity holders of the Company as reported under HK GAAP*		1,595	1,556	(6,111)
US GAAP adjustments*:
Provision for impairment of goodwill attributable to	(a)
- subsidiaries		(1,037)	(13,224)	(6)
- investments equity accounted for		–	–	(203)
Amortization of goodwill	(a)	–	63	82
Provision for impairment of intangible assets	(b)	–	(3,389)	–
Amortization of intangible assets	(b)	(154)	(283)	(283)
Mark-to-market of marketable equity securities and derivative instruments	(c) & (m)	–	(397)	(641)
Employee stock option schemes	(d)	79	84	(15)
Depreciation of investment properties	(g)	(159)	(191)	(291)
Property revaluation	(g)	(2)	–	–
Deferral of up-front fees	(h)(i)	(168)	(218)	(204)
Revenue arising from pre-sales of properties under development	(h)(ii)	69	–	–
Expenses relating to non-employee stock options	(i)	(33)	(42)	(53)
Retirement scheme costs	(k)	(564)	(214)	(57)
Disposal of PCCW Tower	(o)	16	–	–
Equity pick up of results of REACH	(p)	121	(136)	–
Convertible bonds	(q)	36	32	44
Acquisition of SUNDAY	(r)	22	–	–
Loss on extinguishment of debts	(t)	(228)	–	–
Deferred taxes arising from other GAAP differences	(v)	295	726	93
Others	(w)	(54)	(34)	86

Net loss		(166)	(15,667)	(7,559)

Loss per share under US GAAP
Basic		(2.60) cents	(291.75) cents	(152.18) cents
Diluted		(2.60) cents	(291.75) cents	(152.18) cents

Loss per ADS under US GAAP**
Basic		(25.98) cents	(2,917.51) cents	(1,521.79) cents
Diluted		(25.98) cents	(2,917.51) cents	(1,521.79) cents

*   Figures for 2004 and 2003 have been restated as a result of adoption of new and revised HKFRSs as set out in note 4.

** One ADS is equivalent to 10 shares.

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The following table summarizes the effect on shareholders’ equity/(deficit) of the differences between HK GAAP and US GAAP.

In HK$ million	Note(s)	December 31,
		2005	2004

Total equity as reported under HK GAAP*		2,732	(5,700)

US GAAP adjustments*:
Goodwill – cost	(a)	141,400	141,412
Goodwill – amortization and provision for impairment loss	(a)	(79,805)	(78,768)
Intangible assets – cost	(b)	10,818	10,694
Intangible assets – amortization and provision for impairment loss	(b)	(9,830)	(9,676)
Investments in marketable equity securities and derivative instruments	(c) & (m)	–	(39)
Accumulated depreciation on investment properties	(g)	(1,226)	(1,067)
Property revaluation	(g)	(132)	(130)
Deferral of up-front fees	(h)(i)	441	609
Revenue arising from pre-sales of properties under development	(h)(ii)	69	–
Non-employee stock options	(i)	60	93
Retirement scheme costs	(k)	(434)	130
Disposal of PCCW Tower	(o)	16	–
Equity pick up of results of REACH	(p)	79	(18)
Convertible bonds	(q)	(44)	(80)
Acquisition of SUNDAY	(r)	(128)	–
Minority interests as reported under HK GAAP	(u)	(2,122)	(1,859)
Deferred taxes arising from other GAAP differences	(v)	344	49
Others	(w)	297	329

		59,803	61,679

Shareholders’ equity under US GAAP		62,535	55,979

*   Figures for 2004 have been restated as a result of adoption of new and revised HKFRSs as set out in note 4.

Under HKAS 7 issued by the HKICPA, the Group presents its cash flow under three headings: (i) operating activities; (ii) investing activities; and (iii) financing activities, which are the same as the three categories under US GAAP.  However, the presentation of the Group’s cash flow data in accordance with US GAAP has resulted in certain reclassifications from those presented in accordance with HK GAAP, details of which are set out in note (n).  Summarized cash flow data by operating, investing and financing activities in accordance with US GAAP are as follows:

In HK$ million	Note	Year ended December 31,
		2005	2004	2003

Net cash provided by/(used in):
Operating activities	(n)(i)	3,203	3,728	3,415
Investing activities	(n)(ii)	(285)	(735)	(2,643)
Financing activities	(n)(iii)	3,298	(5,031)	(3,143)

Change in cash and cash equivalents		6,216	(2,038)	(2,371)
Cash and cash equivalents at beginning of year	(n)(iv)	3,509	5,547	7,918

Cash and cash equivalents at end of year	(n)(iv)	9,725	3,509	5,547

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Our primary financial statements have been prepared in accordance with HK GAAP, which differs in certain significant respects from US GAAP.

a.

Accounting for goodwill

In HK$ million	Note	For the year ended December 31,
		2005	2004	2003

Provision for goodwill impairment attributable to subsidiaries
- under HK GAAP	(i)	–	–	742
- under US GAAP	(ii)	(1,037)	(13,224)	(748)

		(1,037)	(13,224)	(6)

Provision for goodwill impairment attributable to investments equity accounted for
- under HK GAAP	(i)	–	–	437
- under US GAAP	(ii)	–	–	(640)

		–	–	(203)

Net US GAAP adjustment for goodwill impairment loss		(1,037)	(13,224)	(209)

i.

Prior to January 1, 2005, under HK GAAP as specified in SSAP 30 “Business combinations” issued by the HKICPA, any goodwill arising from transactions completed from January 1, 2001 onwards was capitalized and amortized on a straight-line basis over its estimated useful life.  The amortization charge for each period was recognized as an expense.  Generally, goodwill was tested for impairment whenever there were indications that impairment may exist.  However, goodwill that was taken initially to reserves arising on transactions prior to January 1, 2001 which was not restated as an asset on adoption of SSAP 30 in 2001 was required to be tested for impairment annually.  Goodwill which was amortized over a period exceeding 20 years was also required to be tested for impairment annually.  An impairment loss was recognized in the income statement whenever the carrying amount of a cash generating unit to which goodwill belonged exceeded its recoverable amount, which was defined as the higher of net selling price and value-in-use, estimated at each balance sheet date.

Upon the adoption of HKFRS 3 and HKAS 36 on January 1, 2005, goodwill is no longer amortized but is required to be tested for impairment at least annually in accordance with the provisions of HKAS 36.  Also, goodwill which had previously been taken directly to reserves arising on consolidation for acquisitions occurring before January 1, 2001 will not be recognized in the income statement on disposal or impairment of the acquired business, or under any other circumstances.  The new accounting policy under HK GAAP has been applied prospectively from January 1, 2005 with no restatement in prior periods.

Under US GAAP as specified in the Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”, goodwill and goodwill included in the carrying value of equity method investments are required to be tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process.  The first step screens for potential impairment of goodwill if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value.

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

a.

Accounting for goodwill (continued)

ii.

During the year, BtN Access reporting unit has merged with the International section of the Commercial Group of TSS1 reporting unit to form a new reporting unit, PCCW Global.  The goodwill related to the BtN Access reporting unit of HK$693 million and goodwill related to the International section of the Commercial Group of TSS1 reporting unit of HK$935 million, as determined using the relative fair value allocation approach as required under SFAS No. 142, was re-allocated to the PCCW Global reporting unit.

The Group performed the annual goodwill impairment tests for all the reporting units as of October 31, 2005.  Based on those test, the fair value of the PCCW Global reporting unit as determined by the discounted cashflow method and the guideline company method of the market approach, was less than its carrying value and the Group recorded a provision for impairment of goodwill amounting to HK$1,037 million for the year that has been included in “Provisions for impairment losses” in the consolidated income statement for the year ended December 31, 2005.  For other reporting units, the Group determined that there was no indication of impairment based on the annual tests performed.  No impairment was recorded under HK GAAP for the PCCW Global reporting unit for the year ended December 31, 2005 as goodwill related to the TSS1 reporting unit was charged directly to reserves in prior years and no goodwill has been transferred from the TSS1 reporting unit to the PCCW Global reporting unit under HK GAAP.

In 2004, based on the annual goodwill impairment tests for all the reporting units as of October 31, 2004, only the fair value of the TSS1 reporting unit, as determined by a combination of the discounted cashflow method and the guideline company method of the market approach, was less than its carrying value and the Group recorded a provision for impairment of goodwill amounting to HK$13,224 million for the year that has been included in “Provisions for impairment losses” in the consolidated income statement for the year ended December 31, 2004.  For other reporting units, the Group determined that there was no indication of impairment based on the annual tests performed.  No impairment was recorded under HK GAAP for the TSS1 reporting unit for the year ended December 31, 2004 as provision for impairment was made for the related balance of goodwill in previous years based on discounted cashflow methodology under SSAP 31 “Impairment of assets”.

In 2003, based on the annual goodwill impairment tests for all the reporting units as of October 31, 2003, only the fair value of the JALECO reporting unit as determined by the discounted cashflow method was less than its carrying value and the Group recorded a provision for impairment of goodwill amounting to HK$748 million for the year that was included in “Provisions for impairment losses” in the consolidated income statement for the year ended December 31, 2003.

The carrying values of goodwill under US GAAP for the reporting units noted above for the years ended December 31, 2005 and 2004 are as follows:

In HK$ million	TSS1	PCCW Global	BtN Access	PCCW Directories	SUNDAY	PCPD	Others	Total

As at January 1, 2004	75,000	–	693	464	–	–	161	76,318
Addition	–	–	–	–	–	84	6	90
Provision for impairment losses made during the year	(13,224)	–	–	–	–	–	–	(13,224)

As at December 31, 2004	61,776	–	693	464	–	84	167	63,184
Transfer	(935)	1,628	(693)	–	–	–	–	–
Addition	–	–	–	6	1,562	52	70	1,690
Provision for impairment losses made during the year	–	(1,037)	–	–	–	–	–	(1,037)

As at December 31, 2005	60,841	591	–	470	1,562	136	237	63,837

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

a.

Accounting for goodwill (continued)

The following table sets out the reconciliation between the carrying value of goodwill as reported under HK GAAP and US GAAP:

In HK$ million	2005	2004

Carrying value as reported under HK GAAP
Goodwill on consolidated balance sheet	2,661	960
Goodwill in reserves	37,370	37,370

	40,031	38,330
Reduction in cost of goodwill under US GAAP arising from
- adoption of different measurement date	(9,789)	(9,789)
- additional intangible assets recognized under US GAAP, net of taxation	(9,171)	(9,171)
- other GAAP differences	(256)	(245)
Excess of goodwill amortization recognized under US GAAP over HK GAAP	(8,313)	(8,313)
Excess of goodwill impairment recognized under HK GAAP over US GAAP	51,351	52,388
Excess realization of goodwill recognized under US GAAP over HK GAAP	(16)	(16)

Carrying value as reported under US GAAP	63,837	63,184

Included in “other GAAP differences” are differences in the cost of goodwill recognized that are individually insignificant to the Group under US GAAP.

b.

Accounting for identifiable intangible assets

Under HK GAAP, acquired identifiable intangible assets have been limited to those assets that can be identified, controlled and for which the existence of future economic benefits can be determined.  In the event the criteria cannot be met, identifiable intangibles acquired in a business combination are required to be classified as a component of goodwill.  Identifiable intangible assets are amortized over their expected future economic lives.

Under US GAAP, acquired identifiable intangible assets are required to be determined separately from goodwill based on their fair value as at the acquisition date.  SFAS No. 141 “Business Combinations” adds new and specific criteria that must be applied to determine whether an intangible asset should be recognized apart from goodwill.  In particular, an intangible asset which is acquired in a business combination should be recognized as an asset apart from goodwill if it satisfies either the “contractual-legal” or “separability” criterion.  SFAS No. 141 specifically excludes assembled workforce acquired in a business combination from recognition apart from goodwill.

In addition, SFAS No. 142 requires that intangible assets with indefinite useful lives be tested for impairment in accordance with SFAS No. 144 “Accounting for Impairment or Disposal of Long-Lived Assets”, while intangible assets with finite useful lives be amortized over their useful lives which are no longer limited to 40 years.

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

b.

Accounting for identifiable intangible assets (continued)

The following comprise the components of the Group’s intangible assets that will continue to be amortized under SFAS No. 142 as at December 31:

		2005		2004
In HK$ million (except useful lives)	Useful lives	Gross carrying amount	Accumulated amortization and impairment	Gross carrying amount	Accumulated amortization and impairment
	(years)
Intangible assets subject to amortization:
Subscriber lists	12	5,255	4,391	5,255	4,237
Trademarks and tradenames	2 to 20	1,526	409	1,518	332
Content license	20	375	375	375	375
Patented technology	10	54	54	54	54
Wireless broadband license	5	98	51	106	31
3G license	11	246	–	–	–
Customer base	2	51	12	–	–
Others		9	8	9	4

		7,614	5,300	7,317	5,033

The Group has no intangible assets with indefinite useful lives which is not subject to amortization as at December 31, 2004 and 2005.

The following table presents current and expected amortization expense of the intangible assets as of December 31, 2005 for the year ended December 31, 2005 and the subsequent five years:

HK$ million

Aggregate amortization expense: For the year ended December 31, 2005	267

Expected amortization expense: For the years ending December 31,
2006	302
2007	287
2008	259
2009	252
2010	252

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

b.

Accounting for identifiable intangible assets (continued)

Under HK GAAP, intangible assets are required to be tested for impairment when there are indications that impairment may exist.  Impairment loss on intangible assets is recognized based on the excess, if any, of the carrying value of the intangible assets over the recoverable amount.  The recoverable amount of an asset is the greater of its net selling price and value in use, of which the calculation basis is described in note 2(o)(ii).

Under US GAAP, SFAS No. 144 requires that intangible assets with finite useful lives be tested for impairment if events or changes in circumstances indicate that the asset might be impaired, using the prescribed two-step process.  The first step is a recoverability test which screens for potential impairment of an asset based on whether the undiscounted sum of estimated future cash flows from an asset is less than its carrying value.  The second step measures the amount of impairment, if any, by comparing the fair value of the asset to its carrying value.

In 2004, the local telephony services subscriber list, that is not recognized as an intangible asset under HK GAAP, was tested for impairment in view of the estimated increase in churn rate of existing direct exchange lines resulting from full liberalization of the fixed line telecommunication market since the beginning of 2003, competition from other fixed line operators and substitution by broadband access lines and wireless telecommunications services.  Based on the impairment test performed, the fair value of the local telephony services subscriber list determined by the excess-earnings method was less than its carrying value.  Hence, the Group recorded an impairment loss of HK$3,389 million which was included in “Provisions for impairment losses” in the consolidated income statement for the year ended December 31, 2004.

The following table sets out the reconciliation between the carrying value of intangible assets as reported under HK GAAP and US GAAP:

In HK$ million	2005	2004

Carrying value as reported under HK GAAP	1,326	1,266
Carrying value of subscriber lists recognized under US GAAP	864	1,018
Carrying value of other intangible assets recognized under HK GAAP	(10)	–
Adjustment for minority’s share of intangible assets acquired from SUNDAY	134	–

Carrying value as reported under US GAAP	2,314	2,284

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

c.

Investments in marketable equity securities

Under HK GAAP, prior to January 1, 2005, investments in marketable equity securities were classified as either investment securities or other investments.  Investment securities were included in the balance sheet at cost less any provisions for impairment.  Provisions, if any, were reversed to the income statement when the circumstances and events that led to the provision ceased to exist.  Other investments were carried at fair value in the balance sheet and any unrealized holding gain or loss was recognized in the income statement.

Upon the adoption of HKAS 39 on January 1, 2005, investments in marketable equity securities are classified as either available-for-sale financial assets or trading securities.  Available-for-sale financial assets are carried at fair value and changes in fair value are recognized in the available-for-sale financial assets reserve under equity, unless there is objective evidence that an individual investment has been impaired.  Trading securities are carried at fair value and recorded as financial assets at fair value through profit or loss, with any unrealized holding gains or losses arising from the changes in fair value being recognized in the income statement in the period in which they arise.  The change in accounting policy under HK GAAP was adopted by way of an adjustment to the opening balance of deficit as at January 1, 2005 with no restatement of prior periods' financial statements.

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

In HK$ million	2005	2004	2003

Proceeds from disposal of available-for-sale securities	197	70	49

Gross gain/(loss) from disposal of available-for-sale securities	90	(26)	(128)
Add: Provision for other than temporary decline in fair value	18	40	146

Realized net gains on available-for-sale securities included in earnings	108	14	18

The cost of securities sold or the amount reclassified out of accumulated other comprehensive income into earnings was determined based on a specific identification basis.

Investments in securities have been reclassified to conform with US GAAP resulting in the following at December 31:

In HK$ million	2005	2004

Available-for-sale securities	102	–
Unlisted securities carried at cost, net of impairment	442	419

	544	419

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

d.

Employee stock option schemes

Prior to January 1, 2005, the Group followed the prevailing practice in Hong Kong that no accounting entry was made on grant of share options to employees.

Upon the adoption of HKFRS 2 on January 1, 2005, the Group recognizes the fair value of share options as an expense in the income statement according to the vesting schedule, with a corresponding increase recognized in the employee share-based compensation reserve under equity.  The fair value of options granted is measured at the grant date using the trinomial option pricing model, taking into account the terms and conditions upon which the options were granted.  Share options granted before November 7, 2002 or granted after November 7, 2002 but vested on or before December 31, 2004 are not expensed as they are not subject to the requirements of HKFRS 2 under the transitional provisions.  This new accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly.

Under US GAAP, compensation expense for share options is recognized at the date of grant and amortized over the vesting period.  In accordance with the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123”, the Group has selected only the disclosure provisions related to employee stock options and follows the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for share options granted to employees.  Accordingly, the amount of compensation expense is determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant and is amortized over the vesting period of the option concerned.

During 2002, the Group cancelled and reissued certain staff options that had the effect of re-pricing the previously outstanding options.  Under US GAAP, variable option accounting was applied for these options and the difference between the intrinsic value of the new share options granted and the intrinsic value of the old share options was calculated and amortized to income, requiring remeasurement at each reporting date.  Total options of 104,600 were re-priced with a lower exercise price in 2002 and have been remeasured at each subsequent reporting date, while other terms relating to the re-priced options remain the same.  There was no re-pricing of staff options in 2005, 2004 and 2003.

Compensation expenses for the share options are recognized on a graded (pro rata) vesting basis over the vesting periods.  Compensation expense recognized for US GAAP in 2005 was HK$9 million (2004: HK$9 million, 2003: HK$69 million).  As at December 31, 2005, there were outstanding options in respect of a total of 231 million (2004: 179 million) and 10 million (2004: 10 million) ordinary shares in the Company and in PCPD respectively.  The Group discloses the fair value of its share option grants under the scheme in accordance with SFAS No. 123 “Accounting for Stock-Based Compensation”.

The fair value of each option grant is estimated on the date of grant using the trinomial option-pricing model with the following weighted average assumptions used for grants by the Company and PCPD in the years ended December 31, 2005, 2004 and 2003.

Grants by the Company

	2005	*2004	2003

Dividend yield	3.33%	N/A	Nil
Expected volatility	31.53%	N/A	44.054%
Risk-free interest rate	2.54%	N/A	4.840%
Expected life	4.09 years	N/A	10 years
Weighted average fair value	HK$0.99	N/A	HK$2.68

Grants by PCPD

	*2005	2004	*2003

Dividend yield	N/A	Nil	N/A
Expected volatility	N/A	50.460%	N/A
Risk-free interest rate	N/A	3.950%	N/A
Expected life	N/A	10 years	N/A
Weighted average fair value	N/A	HK$1.29	N/A

*    No share options were granted during the year.

48

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

Employee stock option schemes (continued)

Had the compensation cost for the Group’s stock-based compensation plans been determined consistent with the fair value recognition provisions of SFAS No. 123, the Group’s US GAAP net loss and loss per share would have been increased to the pro forma amounts indicated below:

In HK$	Year ended December 31,
	2005	2004	2003

Net loss
-As reported	(166) million	(15,667) million	(7,559) million
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	9 million	9 million	69 million
Deduct: Stock-based employee compensation expense determined under fair value based accounting method, net of related tax effects	(127) million	(216) million	(375) million

-Pro forma	(284) million	(15,874) million	(7,865) million

Loss per share
Basic
-As reported	(0.03)	(2.92)	(1.52)
-Pro forma	(0.04)	(2.96)	(1.58)

Diluted
-As reported	(0.03)	(2.92)	(1.52)
-Pro forma	(0.04)	(2.96)	(1.58)

Loss per ADS *
Basic
-As reported	(0.26)	(29.18)	(15.22)
-Pro forma	(0.44)	(29.56)	(15.83)

Diluted
-As reported	(0.26)	(29.18)	(15.22)
-Pro forma	(0.44)	(29.56)	(15.83)

* One ADS is equivalent to 10 shares.

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

e.

Share award schemes

The Company has established two employee share incentive award schemes in 2002 under which selected employees are awarded shares at no cost to the employees.  Directors of the Company are not eligible to participate in either scheme.  The shares are either newly issued at par value under the Subscription Scheme or are purchased from the open market under the Purchase Scheme.  Compensation expense for shares awarded under the Subscription Scheme or the Purchase Scheme is recognized at the date of grant and amortized over the respective vesting period.

Under HK GAAP, prior to January 1, 2005, the amount of compensation expense was measured by the issue price of the shares for newly issued shares which was the par value of the shares or the purchase price for shares purchased from the market.

Upon the adoption of HKFRS 2 on January 1, 2005, the Group recognizes the fair value of awarded shares under the Subscription Scheme as an expense in the income statement, with a corresponding increase recognized in the employee share-based compensation reserve under equity.  The fair value of awarded shares under the Subscription Scheme is measured by the quoted market price of the shares at grant date and is charged to the income statement over the respective vesting period.  Shares awarded under the Subscription Scheme before November 7, 2002 or awarded after November 7, 2002 but vested on or before December 31, 2004 are not expensed as they are not subject to the requirements of HKFRS 2 under the transitional provisions.  This new accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly.

Under US GAAP, the amount of compensation expense is measured by the quoted market price of the shares at the measurement date less the amount, if any, that the employee is required to pay.  The measurement date is not changed from the grant or award date to a later date solely by provisions that termination of employment reduces the number of shares that may be issued to an employee.

Compensation expenses for the shares under the share award schemes are recognized on a graded (pro rata) vesting basis over the vesting periods.  Compensation expense recognized for US GAAP in 2005 was HK$8 million (2004: HK$9 million, 2003: HK$10 million).  As at December 31, 2005, there were no shares held under the share award schemes (2004: 3.7 million).

f.

Shares granted by principal shareholder

Under HK GAAP, prior to January 1, 2005, shares granted by the principal shareholder to employees of the Group were not recognized in the financial statements.

Upon the adoption of HKFRS 2 on January 1, 2005, the Group recognizes the fair value of such shares granted by the principal shareholder as an expense in the income statement over the respective vesting period, with a corresponding increase recognized in the employee share-based compensation reserve under equity.  The fair value of the shares granted by the principal shareholder is measured by the quoted market price of the shares at grant date.  Shares granted before November 7, 2002 or granted after November 7, 2002 but vested on or before December 31, 2004 are not expensed as they are not subject to the requirements of HKFRS 2 under the transitional provisions.  This new accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly.

Under US GAAP, shares granted by the principal shareholder to employees of the Group are accounted for as shareholder’s contribution for the purpose of enhancing or maintaining the value of the shareholder’s investment.  The contribution is measured by the quoted market price of the shares at the date of grant.  In 2005, no shares were granted by the principal shareholder to employees of the Group (2004: Nil, 2003: 6,483,000 shares).  In 2003, the weighted average market price of the shares at date of grant was HK$4.63.  The contribution is charged to the income statement as a compensation expense when the shares become vested.  Compensation expense recognized during the year was HK$6 million (2004: HK$11 million, 2003: HK$15 million).

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

g.

Investment properties

Under HK GAAP, investment properties are stated on the basis of appraised values and depreciation is not provided.  Prior to January 1, 2005, changes arising on the appraised values were recognized directly in the property revaluation reserve.  Upon the adoption of HKAS 40, all changes in the fair value of investment properties are recognized directly in the income statement in accordance with the fair value model in HKAS 40.

Under US GAAP, investment properties not held for resale are stated at historical cost less accumulated depreciation.

h.

Revenue recognition

i.

Recognition of up-front fees

Under HK GAAP, prior to January 1, 2005, revenues were recognized when services were provided, including up-front fees received for installation of equipment and activation of customer service, among others.

Upon the retrospective adoption of HKAS 18 on January 1, 2005, up-front fees received for installation of equipment and activation of customer service are deferred and recognized over the expected customer relationship period of 12 years, which is estimated based on the expected stabilized churn rate.

Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition” issued by the US Securities and Exchange Commission (“SEC”), applicable to financial statements prepared in accordance with US GAAP, requires, in certain cases, non-refundable up-front fees for services to be deferred and recognized over the longer of the contractual period or the expected customer relationship.  Under US GAAP, the Group has adopted SAB No. 104 on a prospective basis from 2000.  In addition, prior to January 1, 2005, the Group amortized these up-front fees over periods of 20 years.

During the year, the Group performed a review to reassess the expected customer relationship period upon the adoption of HKAS 18.  The reassessment has resulted in a change in the expected customer relationship period from 20 years to 12 years and the Group considers this to be a change in accounting estimate under US GAAP and has therefore accounted for the change prospectively from January 1, 2005.

ii.

Revenue arising from pre-sales of properties under development

Under HK GAAP, prior to January 1, 2005, revenue arising from the pre-sales of properties under development was recognized on the percentage of construction completion method.

Upon the adoption of HK-Int 3 on January 1, 2005, revenue arising from the pre-completion contracts for the sale of properties under development entered into on or after January 1, 2005 is recognized when the property is completed.

Under US GAAP, revenue arising from such contracts is accounted for using percentage of completion method.

i.

Non-employee stock options

Under HK GAAP, prior to January 1, 2005, share options issued for the provision of goods and services were not recognized in the Group’s financial statements.

Upon the adoption of HKFRS 2 on January 1, 2005, since the share options were issued before November 7, 2002, they are not subject to the requirements of HKFRS 2 under the relevant transitional provisions and therefore the share options are not recognized in the Group’s financial statements.

Under US GAAP, the fair value of the share options granted is recorded to reflect these transactions on a similar basis as if such goods or services had been paid for in cash.

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

j.

Onerous contracts

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

k.

Retirement scheme costs

Under HK GAAP of HKAS 19, whenever a settlement or curtailment occurs, a gain or loss from settlement or curtailment, which comprises the resulting change in the present value of the defined benefit obligation and the fair value of scheme assets and any related unrecognized actuarial gains or losses, is recognized in the income statement.  When a settlement or curtailment relates to only some of employees covered by the retirement scheme, the gain or loss includes a proportionate share of the unrecognized actuarial gain or loss based on the basis of the defined benefit obligation before and after the settlement or curtailment.  As set out in note 33(a), the Transfer of past DB benefits which was effective November 1, 2005 was considered as a curtailment and settlement event under HKAS 19.  The Group has injected HK$64 million to the DB Schemes to make up part of the funding deficit as at October 31, 2005 and recognized an one-off curtailment and settlement gain of HK$197 million.  In December 2004, 382 members of certain DB Schemes elected an option to receive a commuted lump sum payment in respect of their future monthly pension benefit.  This pension buy-out event was considered as a settlement event under SSAP 34 and the Group recognized a settlement gain of HK$131 million.  In 2003, scheme service in determining the level of benefit was frozen as of June 30, 2003 whereas the scheme salary and multiple will continue to grow.  This freezing of scheme services was considered as a curtailment event under SSAP 34 but did not result in any accounting impact on the Group’s financial statements.

US GAAP requires that retirement scheme costs be recorded in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” which recognizes in each accounting period the cost of providing retirement benefits earned by employees in that period.  The Group adopted SFAS No. 87 on May 25, 2000, i.e. the date of the Company’s acquisition of HKT in 2000, for US GAAP purposes.

SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” addresses an employer’s accounting for a settlement or a curtailment of its benefit pension scheme.  The statement requires the employer to recognize a gain or loss in the income statement, the unrecognized net gain or loss plus any remaining unrecognized net assets or liabilities when a scheme obligation is settled.  When a curtailment occurs, the unrecognized prior service cost associated with years of service no longer expected to be rendered shall be recognized as a loss.  The Transfer of past DB benefits as mentioned above was also considered as a curtailment and settlement event under SFAS No. 88 and aggregate settlement and curtailment losses of HK$357 million were recognized in the income statement as pension costs for the year ended December 31, 2005.  The pension buy-out event in 2004 was also considered as a settlement event under SFAS No. 88 and aggregate settlement and curtailment losses of HK$60 million were recognized in the income statement as pension costs for the year ended December 31, 2004.  For the year ended December 31, 2003, the freezing of scheme services as mentioned above was also considered as a curtailment event under SFAS No. 88 but did not result in any accounting impact on the Group’s financial statements under US GAAP.

The accounting for retirement scheme costs is substantially the same under both HK GAAP and US GAAP.  However, GAAP reconciling adjustments still arise due to the difference in adoption dates of the applicable accounting standards under HK GAAP and US GAAP.

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

k.

Retirement scheme costs (continued)

In conjunction with the acquisition of HKT, the Company assumed sponsorship of HKT’s defined benefit schemes.  Disclosures in accordance with SFAS No. 132 (revised 2003) for the defined benefit schemes are as follows:

The Company uses a December 31 measurement date for all its schemes.

Obligations and Funded Status

In HK$ million	2005	2004

Change in benefit obligation
Benefit obligation, at beginning of year	3,984	4,567
Interest cost	131	235
Actuarial loss/(gain)	(162)	52
Benefits paid	(157)	(327)
Effect of curtailment/settlement	(3,568)	(543)

Benefit obligation, at end of year	228	3,984

Changes in scheme assets
Fair value of scheme assets, at beginning of year	3,691	4,137
Actual return on scheme assets	80	296
Actual employer contributions	64	–
Benefits paid	(157)	(327)
Effect of curtailment/settlement	(3,467)	(415)

Fair value of scheme assets, at end of year	211	3,691

Funded status	(17)	(293)
Unrecognized actuarial loss	33	569

Amounts recognized in the balance sheet	16	276

Representing:
Prepaid benefit cost (included in “Other non-current assets” in the consolidated balance sheet)	16	276

As at December 31, 2005, the accumulated benefit obligation for all defined benefit schemes was HK$228 million (2004: HK$2,734 million).

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

k.

Retirement scheme costs (continued)

Information for defined benefit schemes with an accumulated benefit obligation in excess of scheme assets

In HK$ million	2005	2004

Projected benefit obligation	228	3,984
Accumulated benefit obligation	228	2,734
Fair value of scheme assets	211	3,691

Components of net periodic benefit cost

In HK$ million	2005	2004

Interest cost	131	235
Expected return on scheme assets	(174)	(233)
Amortization of unrecognized net loss	10	23
Curtailment/settlement loss	357	60

	324	85

Assumptions

	2005	2004
	%	%

Weighted-average assumptions used to determine benefit obligations
Discount rate	4.25	4.00
Rate of salary increase	N/A	3.50

Weighted-average assumptions used to determine net periodic benefit cost
Discount rate	4.08	5.25
Expected long-term return on scheme assets	5.75	5.75
Rate of salary increase	3.50	3.50

The Group has used an expected return on scheme assets of 5.75% for 2005 (2004: 5.75%) based on the benchmark asset allocation and long-term return assumptions reflecting a conservative view of future expected returns at approximately 8% for equities and 4.6% for fixed income and cash.

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

k.

Retirement scheme costs (continued)

Scheme assets

The Company’s defined benefit schemes weighted-average asset allocations at December 31, by asset category are as follows:

	2005	2004
	%	%

Asset Category
Equity securities	1	18
Debt securities	-	7
Cash and currency hedge	99	75

	100	100

As at December 31, 2005, the benchmark asset allocation was 35% for equities and 65% for fixed income and cash, while the approximate distribution was 1% equities and 99% for fixed income and cash.

The benchmark asset allocations are derived based on the current attributes of the Group's liabilities including average duration of liabilities in the defined benefit schemes, expected growth in liabilities over time, and taking into account the Group's settlement of the retirement benefit payable to members of the lump sum portion of the defined benefit schemes in November 2005 through conversion to the individual defined contribution accounts of the participants.  As such, the remaining liabilities of the schemes comprise non-lump sum plans with an aggregate projected benefit obligation of approximately HK$228 million as at December 31, 2005.  They are also based on the expected rate of increase in liabilities going forward taking into account that there are only pensioners and deferred pensioners participating in the non-lump sum plans and therefore the nature of the liability growth tends to be more predictable and less volatile.  The Group's current allocations are more heavily weighted towards a fixed income/cash allocation due to the significant conversion of approximately 93% of the scheme assets from the defined benefit schemes to the individual defined contribution accounts of the affected scheme members in November 2005.  The Group continues to review asset allocations for appropriateness with respect to current funding levels and expected movements in liabilities and the duration of those liabilities.

As at December 31, 2005 and 2004, the Group’s defined benefit scheme assets included investments in related parties.  These investments are insignificant to the total scheme assets.

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

k.

Retirement scheme costs (continued)

Contributions

No employer’s contributions are expected to be paid to the schemes in 2006.

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

HK$ million

2006	11
2007	11
2008	11
2009	11
2010	11
2011 through 2015	61

l.

Impairment of long-lived assets

As more fully described in note 2(o), under HK GAAP, if an indication of impairment exists, the asset’s recoverable amount is estimated and an impairment loss is recognized in the income statement whenever the carrying value of an asset exceeds its recoverable amount.  The recoverable amount of an asset is the greater of its net selling price and value in use.

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

During the year, the Group has made provision for impairment of property, plant and equipment of HK$50 million (2004: HK$29 million, 2003: HK$1,167 million) under both HK and US GAAPs, which is included in “Provisions for impairment losses” in the consolidated income statement.  Details of provision for impairment of property, plant and equipment made in 2005, 2004 and 2003 are set out in note 9.

In addition, during the year, the Group has made no provision for impairment of intangible assets under HK GAAP (2004: Nil, 2003: HK$351 million) and under US GAAP (2004: HK$3,389 million, 2003: HK$351 million).  Provisions for impairment of intangible assets made in 2004 and 2003 were included in “Provisions for impairment losses” in the consolidated income statement.  For the provisions for impairment of intangible assets made under HK and US GAAPs, please refer to notes 10(b) and 48(b) above.

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

m.

Derivative instruments

Under HK GAAP, prior to January 1, 2005, there were no specific accounting standards governing the accounting for derivative instruments.  As a result, the Company adopted the following accounting policies under HK GAAP:

-

Derivative financial instruments were not recognized in the financial statements;

-

Premiums received or paid on written or purchased equity options were amortized over the terms of the options;

-

Premiums received or paid on early terminations or amendments of contract terms of the derivative financial instruments and any unamortized balance of premiums received or paid on terminated or amended derivative financial instruments were recognized in the income statement in the year of termination or amendment;

-

Interest income or expenses arising from the interest rate swap contracts were netted off against the related interest income or expenses applicable to the on-balance sheet items.

Upon the adoption of HKAS 39 as from January 1, 2005, all derivative financial instruments entered into by the Group are stated at fair value.  Changes in fair value are recognized in the income statement as they arise, except where the derivatives qualify for hedge accounting, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged.  The change in accounting policy under HK GAAP was adopted by way of an adjustment to opening deficit as of January 1, 2005 with no restatement of prior periods' financial statements.

Under US GAAP, the Company adopts SFAS No. 133 “Accounting for Derivative Instruments and Hedge Activities”, as amended by SFAS No. 138 “ Accounting for Certain Derivative Instruments and Certain Hedging Activities”, which requires all financial instruments and derivatives to be recognized on the balance sheet at fair value.  The accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as a hedging relationship.  The gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognized currently in income statement.  The gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument shall be reported as a component of other comprehensive income and reclassified into the income statement in the same period during which the hedged forecasted transaction affects the income statement.  During the year ended December 31, 2005, the Company’s derivative instruments are either not designated as a hedging relationship or do not qualify for hedge accounting under SFAS No. 133.  Therefore, changes in fair value of the derivative instruments, which was an unrealized loss of HK$206 million (2004: HK$335 million, 2003: HK$644 million), have been recognized in the income statement for the year ended December 31, 2005.  The accounting treatment of derivative instruments became the same under HK GAAP and US GAAP from January 1, 2005 onwards.

In 2002, the Group entered into certain equity swap contracts in relation to certain of the Group’s investments in equity securities which had been classified as other investments and trading securities in the financial statements under HK GAAP and US GAAP respectively.  Each of these equity swap contracts comprises a debt instrument (the host contract) and embedded derivatives that are indexed to the prices of the equity investments.

Prior to January 1, 2005, there were no specific accounting standards governing equity swap contracts under HK GAAP.  The transactions were considered a combination of a forward sale of the trading securities and a call option held by the counterparty.  A deemed gain of HK$10 million from the forward sales was recognized in the income statement for the year ended December 31, 2002.  The premium received from writing the call options was amortized over the term of the contracts.  Upon the adoption of HKAS 39 on January 1, 2005, the debt instrument is carried at amortized cost while the embedded derivatives are bifurcated from the host contract and are separately accounted for in the financial statements at their fair market value at each balance sheet date.  The accounting treatment became the same under both HK GAAP and US GAAP from January 1, 2005 onwards.

As at December 31, 2005, the carrying amount of the debt instrument and the compound derivatives were HK$206 million (2004: HK$202 million) and HK$60 million (2004: HK$57 million) respectively.

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

n.

Cash flows under US GAAP

i.

Net cash flow from operating activities includes effect of cash flows from net interest income received in respect of derivative financial instruments, interest expense paid in respect of borrowings and dividend received from equity securities, and excludes effect of movements in certain non-current assets.

ii.

Net cash flow from investing activities includes effect of movements in certain non-current assets and excludes effect of cash flow from net interest income received in respect of derivative financial instruments and dividend received from equity securities.

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

o.

Disposal of PCCW Tower

As set out in note 8(a), the disposal of PCCW Tower by Partner Link was completed on February 7, 2005 and the cash consideration of HK$2,808 million had been fully received.  Subsequent to the completion, Partner Link continues to act as the property manager and leasing agent of PCCW Tower.  In addition, the Group, through PCPD, has guaranteed to the purchaser a net monthly rental of approximately HK$13.3 million for a 5-year period commencing from February 8, 2005.

Under HK GAAP, the criteria for revenue recognition have been met as the significant risks and rewards associated with the ownership of PCCW Tower have been transferred to the purchaser upon the completion of the disposal and therefore the transaction was recorded as a disposal of assets in the consolidated financial statements.

Under US GAAP, any continuing involvement of the Group in PCCW Tower such as the rental guarantee arrangement precludes the derecognition of PCCW Tower at completion until the expiry of the guarantee period.  Accordingly, the transaction, during the guarantee period, is accounted for under the financing model as set out below:

-

PCCW Tower continues to be carried at cost less accumulated depreciation and impairment losses, while the cash consideration received is accounted for as financing received from the purchaser and would be carried at amortized cost;

-

The annual guaranteed payment represents the repayment of financing to the purchaser which include both interest and principal repayment.  Interest cost should be imputed using PCPD’s incremental borrowing rate and charged to the income statement while the principal repayment would be deducted from the carrying value of the loan; and

-

Rental income and related cost of services are recognized as turnover and cost of sales of the Group.

p.

Equity pick up of results of REACH

Under HK GAAP, no further equity pick up of the losses of REACH for the year ended December 31, 2004 has been recorded as the original investment in REACH and previous unsecured advances to REACH had been fully written off in 2003.  Since the additional loan to REACH of approximately US$155.45 million (approximately HK$1,213 million) resulting from the purchase of the loan from the syndicate of banks in 2004 was fully secured, details of which are set out in note 5(c), no further equity pick up of the losses of REACH by the Group is allowed under HK GAAP.  While REACH reported a profit in 2005, the Group cannot resume picking up REACH’s results as the Group’s share of REACH’s current year profit is smaller than the previously unrecognized loss of REACH under HK GAAP.

Under US GAAP, regardless of whether the loan receivable from REACH is secured or not, equity pick up of the Group’s share of the losses of REACH is required in 2004.  In 2005, the Group is required to pick up REACH’s profit as there were no previously unrecognized losses.

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

p.

Equity pick up of results of REACH (continued)

An analysis of the Group’s total interest in REACH under US GAAP as at December 31, 2005 is as follows:

In HK$ million	2005	2004

Share of net assets, net of impairment, under HK GAAP	–	–

Loan receivable from a wholly-owned subsidiary of REACH (note 5(c)), net of impairment	–	1,214
Equity pick-up of accumulated loss	(15)	(136)
Equity pick-up of other comprehensive income	94	118

Total interest in REACH, net of impairment, under US GAAP	79	1,196

q.

Convertible bonds

Under HK GAAP, prior to January 1, 2005, convertible bonds issued were stated at amortized cost (including transaction costs), with any difference between the cost and redemption value being recognized in the income statement over the period of the convertible bonds on a straight-line basis.

Upon the retrospective adoption of HKAS 32 on January 1, 2005, convertible bonds issued, that are convertible into a fixed number of shares of the Company, is accounted for as a compound financial instrument and accordingly, the proceeds are bifurcated into their liability and equity components at initial recognition.  The liability component is subsequently carried at amortized cost (including transaction costs) using the effective interest method, while the equity component is recognized in the convertible note and bonds reserve until the bond is either converted (in which case it is transferred to share premium) or the bond is redeemed (in which case it is released directly to retained profits).

Under US GAAP, conventional convertible debt is usually recognized entirely as liability, unless there is a beneficial conversion feature.  The convertible debts issued by the Company are denominated in United States Dollars and convertible into the Company’s shares denominated in Hong Kong Dollars, using a fixed exchange rate.  The Company considered that the conversion feature is effectively indexed to its own stock as the exchange rate movement between Hong Kong Dollars and United States Dollars since the issuance of the convertible debt is insignificant due to the pegging of the Hong Kong Dollar to the United States Dollar.

r.

Acquisition of SUNDAY

As set out in note 1(e), the Group acquired approximately 59.87% interest in SUNDAY for a total cash consideration of approximately HK$1,164 million on June 22, 2005, and as a result, SUNDAY became a non-wholly owned subsidiary of the Company.  The acquisition was accounted for as a business combination in accordance with HKFRS 3.  Under HK GAAP, minority interest of SUNDAY at acquisition is stated at the minority’s share of the fair value of the acquired identifiable assets, liabilities and contingent liabilities.  The excess of the cost of acquisition over the fair value of the Group’s share of identifiable net assets acquired is recorded as goodwill.  The Group subsequently increased its interest in SUNDAY and held approximately 79.35% of SUNDAY as at December 31, 2005.  No fair value exercise is performed for subsequent increase in non-controlling interest in SUNDAY because HKFRS 3 allows a step-up to fair values only at the date control is gained.

Under US GAAP, minority interest is stated at pre-acquisition carrying value of identifiable assets and liabilities acquired and only the Group’s incremental share of identifiable assets and liabilities of SUNDAY acquired are adjusted to the fair value at the date of acquisition.  Subsequent increase in non-controlling interest in SUNDAY is accounted for using the purchase method.

As at December 31, 2005, the minority interest of SUNDAY was nil and HK$117 million under HK GAAP and US GAAP respectively.

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

s.

Accounting for the IRU

As set out in note 1(d), the Group acquired an IRU from the Reach Group to use certain international undersea cable capacity on April 16, 2005.  Under HK GAAP, as the risks and rewards incidental to ownership of the undersea cables have been transferred to the Group, the Group has recorded the transaction as an acquisition of property, plant and equipment and has depreciated it over its estimated economic useful life of approximately 10.4 years.

Under US GAAP, the IRU is accounted for as a capital lease.  The impact arising from the difference in accounting treatment under HK GAAP and US GAAP is insignificant to the consolidated financial statements of the Group.

t.

Loss on extinguishment of debts

In prior years, the Group has applied hedge accounting under US GAAP to account for a derivative financial instrument, which was designated and qualified as a fair value hedge, and its underlying hedged debt instrument.  Accordingly, the carrying value of the underlying hedged debt instrument was adjusted by the fair value gain or loss of the derivative financial instrument attributable to the hedged risk.  In 2002, the Group ceased applying hedge accounting to the derivative financial instrument as the hedging relationship failed to meet the hedge effectiveness requirement of SFAS No. 133.  The adjustment of the carrying value of the hedged debt instrument was then amortized to earnings over the remaining term of the debt instrument in accordance with SFAS No. 133.  Upon the repurchase and cancellation of the underlying debt instrument in 2005, the Group has recognized an additional loss on extinguishment of debt amounting to approximately HK$228 million under US GAAP representing the unamortized amount of the adjustment to the carrying value of the debt instrument.

Under HK GAAP, no hedge accounting was applied to the derivative financial instrument and accordingly, no loss on extinguishment of the debt instrument was recognized in 2005 under HK GAAP.

u.

Presentation of minority interests

Under HK GAAP, prior to January 1, 2005, minority interests in the results of the Group for the year were separately presented in the income statement as a deduction of profit/(loss) after tax before arriving at the profit/(loss) attributable to shareholders (i.e. the equity holders of the Company).

Upon the adoption of HKAS 1 on January 1, 2005, minority interests are required to be included in the determination of the Group’s net profit or loss and total equity.  This new presentation has been applied retrospectively and comparative amounts have been restated accordingly.

Under US GAAP, minority interests are deducted in the determination of the Group’s net income or loss and excluded from the Group’s total equity.

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

v.

Deferred taxes

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

In general, deferred taxes under HK GAAP and US GAAP are similar. However, as a result of the corresponding deferred tax effect for the GAAP differences mentioned elsewhere in this section such as intangible assets, there are differences in the deferred tax recognized under HK GAAP and US GAAP.

The following comprise the components of the Group’s income taxes under US GAAP for the years ended December 31:

In HK$ million	2005	2004	2003

Current	1,187	1,239	1,293
Deferred	(353)	(962)	(254)

	834	277	1,039

The following comprise the components of the Group’s net deferred tax liabilities under US GAAP as at December 31:

In HK$ million	2005	2004

Fixed assets	1,903	2,242
Intangible assets	345	368
Others	(88)	(84)

Deferred tax liabilities	2,160	2,526

Tax assets carryforward	3,397	3,050
Less: Valuation allowance	(3,397)	(3,050)

Deferred tax assets	–	–

Net deferred tax liabilities	2,160	2,526

As at December 31, 2005 and 2004, the Company and its subsidiaries have tax losses carryforward of approximately HK$19,376 million and HK$14,846 million.  There is significant uncertainty as to the ability of the group companies generating these losses to realize the benefits through future taxable profits.  As a result, management has provided a valuation allowance of HK$3,397 million and HK$3,050 million as of December 31, 2005 and 2004.

48

SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

w.

Others

Included in others are certain guarantees received from a shareholder and other GAAP differences that are individually insignificant to the Group.

x.

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

Segment information, including revenues and results for these segments for each of the three years ended December 31, 2005 are presented in note 7.  The computation of segment results required by HK GAAP approximates measures of performance used internally by the chief operating decision maker and materially complies with US GAAP.

Please refer to note 7 for the Group’s other segment information required by the provisions of SFAS No. 131 “Segment Reporting”.

49

UNAUDITED PROFORMA RESULTS OF OPERATIONS

The following table presents, in accordance with HK GAAP, the unaudited pro forma financial data for the years ended December 31, 2004 and 2005, giving effect to the acquisition of SUNDAY had occurred on January 1, 2004 and 2005.

In HK$ million (except per share amounts)	Year ended December 31,
	2005	2004

Revenue	23,057	24,077
Profit before taxation	2,905	2,579
Profit attributable to equity holders of the Company	1,533	1,558

Earnings per share
- basic	24.00 cents	29.01 cents
- diluted	23.95 cents	28.39 cents

The following table presents, in accordance with US GAAP, the unaudited pro forma financial data for the years ended December 31, 2004 and 2005, giving effect to the acquisition of SUNDAY had occurred on January 1, 2004 and 2005.

In HK$ million (except per share amounts)	Year ended December 31,
	2005	2004

Revenue	23,607	23,851
Net loss	(203)	(15,662)

Loss per share
- basic	(3.18) cents	(291.66) cents
- diluted	(3.18) cents	(291.66) cents

50

NEW US GAAP ACCOUNTING STANDARDS

a.

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151 “Inventory Costs – an amendment of ARB No. 43, Chapter 4”.  SFAS No. 151 amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges.  In addition, SFAS No. 151 requires that the allocation of fixed production overhead costs to the costs of conversion be based on the normal capacity of the production facilities.  SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  The Group does not expect that the adoption of SFAS No. 151 will have a material impact on its results of operations, financial position and cash flows.

b.

In December 2004, the FASB issued SFAS No. 153 “Exchange of Non-monetary Assets – an amendment of APB Opinion No. 29”. APB Opinion No. 29 “Accounting for Non-monetary Transactions” requires non-monetary exchanges of assets to be recorded at fair value , except for exchanges of similar productive assets, which can be recorded on a carryover basis.  SFAS No. 153 amends APB Opinion No. 29 to eliminate the current exception and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS No. 153 is effective for non-monetary asset exchanges that take place in fiscal periods beginning after June 15, 2005.  The Group does not expect that the adoption of SFAS No. 153 will have a material impact on its results of operations, financial position and cash flows.

c.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123(R)”).  SFAS No. 123(R) replaces SFAS No. 123 “Accounting for Stock-Based Compensation”, supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees” and amends SFAS No. 95 “Statement of Cash Flows”.  SFAS No. 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values.  The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award.  Excess tax benefits are to be recognized as an addition to paid-in-capital and reflected as financing cash inflows in the statement of cash flows.  For public entities that do not file as small business issuers, SFAS No. 123(R) is effective for all awards granted after June 15, 2005, and to awards modified, repurchased, or cancelled after that date.  In April 2005, the SEC extended the implementation date for SFAS No. 123(R) to the beginning of the next fiscal year after June 15, 2005.  The Group will adopt the modified prospective application transition method under the transition provisions of SFAS No. 123(R) to new and existing plans as of January 1, 2006.  The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods.  The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and expects to increase stock-based compensation expenses which will decrease net income or increase net losses.

d.

In March 2005, the SEC issued SAB No. 107 “Share Based Payment” which offers guidance on SFAS No. 123(R).  SAB No. 107 was issued to assist preparers by simplifying some of the implementation challenges of SFAS No. 123(R) while enhancing the information that investors receive.  SAB No. 107 creates a framework that is premised on two overarching themes: (i) considerable judgement will be required by preparers to successfully implement SFAS No. 123(R), specifically when valuing employee stock options; and (ii) reasonable individuals, acting in good faith, may reach different conclusions on the fair value of employee stock options.  Key topics covered by SAB No. 107 include valuation models, expected volatility and expected term.  The Group will adopt SAB No. 107 concurrently with the adoption of SFAS No. 123(R) with effect from January 1, 2006.

e.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”.  SFAS No. 154 replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for, and reporting of, a change in accounting principle.  APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in net income for the period of the change.  SFAS No. 154 requires the retrospective application to prior periods’ financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  It also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle.  SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal periods beginning after December 15, 2005.  The adoption of SFAS No. 154 will only affect the Group when the Group implements changes in accounting principles that are addressed by the standard or corrects accounting errors in future periods.

50

NEW US GAAP ACCOUNTING STANDARDS (continued)

f.

In June 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 05-6 “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination” (“EITF 05-6”).  EITF 05-6 requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the shorter of the useful life of the asset or the lease term that includes renewals that are reasonably assured at the date of the business combination or purchase.  EITF 05-6 is effective for reporting periods beginning after June 29, 2005, and is applicable only to leasehold improvements that are purchased or acquired in reporting periods beginning after the effective date. The Group does not expect that the adoption of EITF 05-6 will have a material impact on its results of operations, financial position and cash flows.

g.

In July 2005, the FASB issued FASB Staff Position No. APB 18-1 “Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence” (“FSP APB 18-1”).  FSP APB 18-1 requires that if an investor loses significant influence over an investee, the investor’s proportionate share of the investee’s equity adjustments for other comprehensive income should be offset against the carrying value of the investment at the time significant influence is lost by the investor.  FSP APB 18-1 is effective as of the first reporting period beginning after July 12, 2005.  The Group does not expect that the adoption of FSP APB 18-1 will have a material impact on its results of operations, financial position and cash flows.

h.

In October 2005, the FASB issued FASB Staff Position No. FAS 13-1 “Accounting for Rental Costs Incurred During a Construction Period” (“FSP FAS 13-1”), which requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense.  FSP FAS 13-1 is effective for fiscal periods beginning after December 15, 2005.  The Group does not expect that the adoption of FSP FAS 13-1 will have a material impact on its results of operations, financial position and cash flows.

i.

In November 2005, the FASB issued FASB Staff Position Nos. FAS 115-1 and FAS 124-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP FAS 115-1 and FAS 124-1”), which effectively nullify the requirements of EITF Issue No. 03-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”).  FSP FAS 115-1 and FAS 124-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss.  Additionally, FSP FAS 115-1 and FAS 124-1 provides accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.  FSP FAS 115-1 and FAS 124-1 is effective for fiscal periods beginning after December 15, 2005.  The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

j.

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140”.  SFAS No. 155 amends SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis.  SFAS No. 155 also amends SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

k.

In March 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140”.  SFAS No. 156 amends SFAS No. 140 and prescribes the situations for recognition of a servicing asset or servicing liability separately.  It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if applicable, and permits them to be subsequently measured using amortization method or fair value measurement method.  SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

51

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

i.

Interest rate swap contracts

The Group entered into interest rate swap contracts to manage its exposure for foreign currency denominated debt to changes in both interest rates and currency movements.  At December 31, 2005 the total notional amount of interest rate swap contracts was HK$18,767 million (2004: HK$48,407 million).

The table below summarizes the notional amount and fair value of the Group’s interest rate swap contracts in Hong Kong dollars as at December 31, 2005 and 2004.  Foreign currency amounts are translated at rates current at the balance sheet date.

In HK$ million	2005		2004
	Notional amount	Fair value	Notional amount	Fair value

Derivatives not designated as hedges:
Fixed-to-floating swaps	–	–	9,407	462
Fixed-to-fixed swaps	18,767	(20)	35,100	(638)
Floating-to-floating swaps	–	–	3,900	(13)

	18,767	(20)	48,407	(189)

ii.

Interest rate option agreements

Based on the Group’s expectation of interest rate movements, it will enter into interest rate option agreements to lock-in interest rates considered favorable to future cash flow.  At December 31, 2005, the total notional principal amount of such agreements was HK$38 million (2004: HK$53 million).

The table below summarizes the notional amount and fair value of the Group’s interest rate option agreements in Hong Kong dollars as at December 31, 2005 and 2004.  Foreign currency amounts are translated at rates current at the balance sheet date.

In HK$ million	2005		2004
	Notional amount	Fair value	Notional amount	Fair value

Derivatives not designated as hedges:
Interest rate option	38	–	53	–

51

OTHER US GAAP DISCLOSURES (continued)

a.

Derivatives (continued)

iii.

Foreign exchange forward contracts

Based on the Group’s expectation of foreign exchange rate movements, the Group enters into foreign exchange forward contracts to manage its exposure to exchange rate fluctuations of foreign currency denominated debt.  In structuring such transactions, the Group takes into account the fact that since October 17, 1983, the Hong Kong dollar has been officially linked to the US dollar at a rate of HK$7.80 to US$1.00.  There was no outstanding foreign exchange forward contract as at December 31, 2005.  As at December 31, 2004, the contractual amount of the Group’s foreign exchange forward contracts was HK$1,090 million.

The table below summarizes, by major currency, the contractual amounts and fair value of the Group’s foreign exchange forward contracts in Hong Kong dollars to buy or sell foreign currencies at December 31, 2005 and 2004.  Foreign currency amounts are translated at rates current at the balance sheet date.

In HK$ million	2005		2004
	Notional amount	Fair value	Notional amount	Fair value

Derivatives not designated as hedges:
Buy United States dollars for Hong Kong dollars	–	–	1,090	(5)

The highest, average and lowest amounts of foreign currency forward contracts outstanding during the year ended December 31, 2005 were approximately HK$1,258 million (2004: HK$8,668 million), HK$484 million (2004: HK$4,795 million) and nil (2004: HK$1,102 million), respectively.

iv.

Equity swap and equity option contracts

During 2002, the Group entered into certain equity swap contracts in relation to certain of the Group’s investments in equity securities which have been classified as trading securities in the financial statements under US GAAP.  Each of these equity swap contracts comprises a debt instrument (the host contract) and embedded derivatives that are indexed to the prices of the equity investments.  The debt instrument is carried at cost less discount while the compound embedded derivatives are bifurcated from the host contract and are separately accounted for in the financial statements at their fair market value at each balance sheet date.  As at December 31, 2005, the carrying amount of the debt instrument and the compound derivatives were HK$206 million (2004: HK$202 million) and HK$60 million (2004: HK$57 million) respectively.  The equity swap contracts have terms of up to five years from the date of the contracts and will mature in 2007.

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

51

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

Local telephone services, retail international services and local data services accounted for approximately 21.6%, 10.4% and 20.0% of the Group’s revenue under HK GAAP for the year ended December 31, 2005.

c.

Fair value of financial instruments

The following table presents the carrying amounts and fair values of the Group’s significant financial instruments at December 31, 2005 and 2004.  SFAS No. 107 “Disclosures about Fair Value of Financial Instruments” defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

In HK$ million	2005		2004
	Carrying amount	Fair value	Carrying amount	Fair value

Cash and cash equivalents	9,725	9,725	3,509	3,509
Held-to-maturity securities (Note)	18	N/A	31	N/A
Long-term unlisted investments	424	424	388	388
Long-term listed investments	102	102	–	–
Trading securities	312	312	277	277
Short-term borrowings	(6,546)	(6,546)	(10,417)	(10,714)
Long-term borrowings	(18,885)	(20,084)	(16,935)	(19,282)
Convertible note and bonds*	(4,008)	(3,954)	(3,884)	(3,936)

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

REACH LTD.

UNAUDITED CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2005 AND 2004

(in thousands of US dollars, except share and per share data)
	31.12.2005	31.12.2004
ASSETS

Current assets:
Cash and cash equivalents	$27,966	$81,878
Restricted cash (note 4)	15,706	5,725
Accounts receivable, less allowance of $16,515 and $22,965 as of
31 December 2005 and 2004, respectively	74,059	111,694
Amounts due from shareholders (note 18)	54,967	42,857
Capital expenditure recoverable from shareholders (note 5)	5,210	-
Prepaid expenses and other current assets (note 6)	24,804	29,772

Total current assets	$202,712	$271,926

Property, plant and equipment, net (note 7)	311,360	371,388
Restricted cash (note 4)	-	10,000
Debt issuance costs	-	8,189
Other assets (note 8)	5,887	8,202
Deferred tax assets (note 16)	6,645	12,712

TOTAL ASSETS	$526,604	$682,417

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$175,428	$237,148
Accruals and other payables	68,258	126,838
Level 3 acquisition accruals - current portion (note 1)	7,553	8,884
Capital lease obligations - current portion (note 9)	76,021	53,612
Other unsecured loan - current portion (note 10)	718	1,247
Capital expenditure reimbursements received from shareholders (note 11)	7,730	-
Deferred revenue - current portion	68,421	40,745
Income taxes payable	10,100	8,459

Total current liabilities	$414,229	$476,933

Long-term liabilities:
Shareholders loans (note 12)	$234,186	$1,200,000
Level 3 acquisition accruals (note 1)	31,251	38,805
Capital lease obligations (note 9)	39,191	89,168
Other unsecured loan (note 10)	-	768
Capacity purchase prepayments from shareholders (note 13)	-	305,436
Deferred revenue	298,263	65,414

Total long-term liabilities	$602,891	$1,699,591

Minority interests	$10,000	$10,000

Contingencies (note 16)	$-	$-

Shareholders' deficit:
Common shares ($1 par value - 7,000,000,000 shares authorized;
5,890,000,000 (2004: 5,000,000,000) shares issued and outstanding)	$5,890,000	$5,000,000
Deficit incurred upon combination (note 1)	(3,865,187)	(3,865,187)
Accumulated losses	(2,638,684)	(2,669,845)
Accumulated other comprehensive income	113,355	30,925

Total shareholders' deficit	$(500,516)	$(1,504,107)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$526,604	$682,417

See notes to unaudited consolidated financial statements.

REACH LTD.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004
(in thousands of US dollars)	2005	2004

Revenue	$743,937	$$807,686

Operating expenses:
Direct cost of sales	$509,117	$543,131
Depreciation and amortization	50,373	55,693
Selling, general and administrative	146,927	164,202
Reorganization and other costs	3,442	4,355

Total operating expenses	$709,859	$767,381

Operating income	$34,078	$40,305

Gain (loss) on disposal of leased and long lived assets	13,923	(3,965)
Other gain (note 15)	28,105	-
Interest expense	(37,751)	(64,426)
Interest income	1,652	1,169

Income (loss) before income taxes and minority interests	$40,007	$(26,917)
Income tax expense (note 16)	(8,846)	(8,272)

Income (loss) before minority interests	$31,161	$(35,189)
Minority interests	-	212

Net income (loss)	$31,161	$(34,977)

See notes to unaudited consolidated financial statements.

REACH LTD.

UNAUDITED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

(in thousands of US dollars, except share data)
	Common shares		Deficit incurred upon combination	Retained earnings / (Accumulated losses)	Accumulated other comprehensive (loss)/income	Total shareholders' equity / (deficit)	Total comprehensive income / (loss)
	Shares	Amount

Balance at 31 December 2003	5,000,000,000	$5,000,000	$(3,865,187)	$(2,634,868)	$ 727	$(1,499,328)

Net loss	-	-	-	(34,977)	-	(34,977)	$(34,977)
Foreign currency translation
adjustment	-	-	-	-	10,535	10,535	10,535
Change in fair value of
derivative instruments
- interest rate swap contracts	-	-	-	-	10,061	10,061	10,061
- forward exchange contracts	-	-	-	-	472	472	472
Transfer of ineffective portion of
fair value of interest rate swap
contracts into earnings	-	-	-	-	9,130	9,130	9,130
Total comprehensive loss							$(4,779)

Balance at 31 December 2004	5,000,000,000	$5,000,000	$(3,865,187)	$(2,669,845)	$30,925	$(1,504,107)

Shares issued during the year	890,000,000	890,000	-	-	-	890,000
Net income	-	-	-	31,161	-	31,161	$31,161
Foreign currency translation
adjustment	-	-	-	-	(5,272)	(5,272)	(5,272)
Change in fair value of
derivative instruments
- forward exchange contracts	-	-	-	-	(886)	(886)	(886)
Recognition of imputed
interest component of the
shareholders’ loans	-	-	-	-	88,588	88,588	88,588
Total comprehensive income							$113,591

Balance at 31 December 2005	5,890,000,000	$5,890,000	$(3,865,187)	$(2,638,684)	$ 113,355	$ (500,516)

See notes to unaudited consolidated financial statements.

REACH LTD.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

(in thousands of US dollars)
	2005	2004
Cash flows from operating activities:
Net income (loss)	$31,161	$(34,977)

Adjustments to reconcile net loss to net cash provided
by operating activities:
Depreciation and amortization	50,373	55,693
Amortization / written off of debt issuance costs	8,189	1,364
Minority interests	-	(212)
Deferred income tax expense	6,067	36
(Gain) loss on disposal of leased and long-lived assets	(13,923)	3,965
Accrued time value on capacity purchase prepayments from shareholders	4,564	12,022

Changes in operating assets and liabilities:
Accounts receivable	37,635	(3,196)
Amounts due from shareholders	(12,110)	2,512
Prepaid expenses and other current assets	7,283	18,011
Accounts payable	(61,720)	(23,856)
Accruals and other payables	9,648	(12,349)
Level 3 acquisition accruals	(8,885)	(9,835)
Deferred revenue	(58,231)	11,945
Income taxes payable	1,641	(5,995)

Net cash provided by operating activities	$1,692	$15,128

Cash flows from investing activities:
Purchase of property, plant and equipment	$(61,230)	$(38,377)
Capital expenditure reimbursements received from shareholders	17,273	-
Proceeds from disposal of property, plant and equipment	1,235	3,341
Purchase of minority interests	-	(9,633)
Net decrease (increase) in restricted cash	19	(4,898)

Net cash used in investing activities	$(42,703)	$(49,567)

Cash flows from financing activities:
Deposit released from a bank for loan facility	$-	$50,000
Capital lease payments	(11,604)	(27,797)
Repayment of other unsecured loan	(1,297)	(1,015)

Net cash (used in) provided by financing activities	$(12,901)	$21,188

Net decrease in cash and cash equivalents	$(53,912)	$(13,251)

Cash and cash equivalents at beginning of the year	81,878	95,129

Cash and cash equivalents at end of the year	$27,966	$81,878

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	$7,604	$50,625

Income taxes paid	$1,138	$14,231

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

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

Pursuant to Accounting Principles Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" and following the SEC Observer comments related to Financial Accounting Standard Board's Emerging Issues Task Force ("EITF") Issue 98-4, "Accounting by a Joint Venture for Businesses Received at Its Formation", the Company accounted for the PCCW and Telstra Contributions using joint venture accounting. The businesses and assets contributed by PCCW and Telstra were recorded by the Company, upon the completion of the contributions, at the carrying values of these businesses and assets previously recorded in the respective books of PCCW and Telstra prior to the completion of contributions. The difference between the total value of the shares issued and cash consideration paid by the Company and the aggregate carrying values of the businesses and assets contributed by PCCW and Telstra of $3,865,187 was recorded as a deficit incurred upon combination as a component of the shareholders' equity. The operations of the assets and businesses contributed were recorded in the accompanying consolidated financial statements from the date of combination.

The Company is jointly and equally owned by PCCW and Telstra. Neither shareholder can control the Board of Directors nor dominate decision making over the financial and operating policies of the Company.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

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

The outstanding balance of the Level 3 acquisition accrual was $38,804 and $47,689 at 31 December 2005 and 2004, respectively.

New operating model

On 16 April 2005, the Company, PCCW and Telstra have entered into agreements giving effect to a new operating model for the Company under which the Company operates as an outsourcer of telecommunications network services for PCCW and Telstra. The Company has ceased to pursue sales of data services to third parties. Data services are sold directly by PCCW and Telstra. The Company continues to provide voice and satellite services to PCCW, Telstra and third parties.

To implement the new operating model, PCCW and Telstra acquired indefeasible rights to use the Company's international undersea cable capacity (the "IRU") on the terms described below.

A number of agreements were entered into by members of the Company, PCCW and Telstra in connection with the establishment of the new operating model with an effective date of 1 March 2005. The material agreements are the Reach Debt and Asset Restructuring Deed, the Capacity Allocation Agreement and the Reach Network Services Agreement. The principal terms of these agreements are set out below.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

(in thousands of US dollars, except share and per share data)

1.             ORGANIZATION AND NATURE OF OPERATIONS - continued

New operating model - continued

Reach Debt and Asset Restructuring Deed dated 16 April 2005

In consideration for the allocation of the IRU pursuant to the Capacity Allocation Agreement (further details of which are set out below), each of PCCW and Telstra paid the Company $157,000 which has been settled as follows:

For PCCW

i)      $155,000 was applied as repayment of part of the outstanding principal of shareholder's loan owing to PCCW by the Company at the same amount; and

ii)     $2,000 was applied as payment of the accrued interest on the shareholder's loan owing to PCCW.

For Telstra

i)      $155,000 was applied as repayment of the capacity purchase prepayment balance maintained by Telstra at the same amount; and

ii)      $2,000 was applied as payment of the accrued interest on the shareholder's loan owing to Telstra.

Both PCCW and Telstra agreed to waive their rights to receive further interest accruing on the shareholders' loans owing from the Company in excess of the $2,000 each described above such that the shareholders' loans become interest free since then.

In addition, the Company issued to each of PCCW and Telstra 445,000,000 new ordinary shares of the Company at par value of US$1 each in settlement of the following obligations and balances:

For PCCW

i)       $290,000 was settled against part of the outstanding principal of shareholder's loan owing to PCCW by the Company at the same amount; and

ii)      $155,000 was settled against the capacity purchase prepayment balance maintained by PCCW at the same amount.

For Telstra

The whole $445,000 was settled against part of the outstanding principal of the shareholder's loan owing to Telstra at the same amount.

After the above transactions, the capacity purchase prepayment balances from PCCW and Telstra were fully settled. The principal of each of the shareholder's loan from PCCW and Telstra was reduced from $600,000 to $155,000.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

(in thousands of US dollars, except share and per share data)

1.              ORGANIZATION AND NATURE OF OPERATIONS - continued

New operating model - continued

Capacity Allocation Agreement (the "CAA") dated 16 April 2005

Pursuant to the CAA, the Company allocated the international undersea cable capacity held by the Company by way of granting indefeasible rights to use in relation to such capacity to each of PCCW and Telstra. Each of PCCW and Telstra paid the Company $157,000 to be applied against certain obligations owed by the Company as described above in detail. PCCW and Telstra also each assumed one half of the Company's committed future capital expenditure over the period from March 2005 to December 2022 at approximately $212,000 ("Committed Capex") in aggregate.

The allocation of international undersea cable capacity has been accounted for as operating leases with the proceeds received of $314,000 to be amortized in income throughout the remaining useful lives of the relevant undersea cables.

The Company's operations and maintenance costs associated with the international undersea cable capacity allocated by way of the IRU are recovered by the Company from PCCW and Telstra pursuant to the terms of the Reach Network Services Agreement as set out below.

Reach Network Services Agreement (the "RNSA") dated 16 April 2005

Pursuant to the RNSA, the Company will provide to PCCW and Telstra telecommunications and other outsourcing services. These services will be provided on a "cost plus" basis in accordance with the terms of the agreement.

The Company continues to provide voice services to third party customers on commercial terms. Satellite services are not subject to the outsourcing model but continue to be provided to PCCW, Telstra and third parties on commercial terms.

Organizational Structure

A summary of the principal subsidiaries is as follows:

Principal subsidiaries	Place of incorporation	Principal activity	Percentage of ownership as at 31 December 2005

Reach Global Services Limited	Hong Kong	Provision of connectivity services	100%
Reach Networks Hong Kong Limited	Hong Kong	Provision of connectivity services	100%
Reach Global Networks Limited	Bermuda	Asset ownership and provision of
		connectivity services	100%
Reach Finance Limited	Hong Kong	Financing vehicle	100%
Reach Services Australia Pty Limited	Australia	Provision of intra-group
		management services	100%
Reach Cable Networks Limited	Hong Kong	Provision of connectivity services	100%

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

(in thousands of US dollars, except share and per share data)

2.             BASIS OF PRESENTATION

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As set out in detail in note 1 to the financial statements, the Company, PCCW and Telstra have agreed on a new operating model for the Company under which the Company will operate as a provider of outsourced telecommunications network services for PCCW and Telstra that took effect on 1 March 2005. In addition, a series of debt and asset restructuring transactions took place that included the partial settlement of the shareholders’ loans and the full settlement of the capacity purchase prepayment accounts. After the debt and asset restructuring transactions, the financial position of the Company has been significantly improved. With the new operating model in place, management believes that the Company can generate sufficient funds to meet its obligations in the normal course of business.

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
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

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

Transactions in foreign currencies during the period are translated at the rates ruling on the dates of transactions. All foreign exchange gains of $62 and $1,289 in 2005 and 2004, respectively, are included in the statement of operations.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with maturities of three months or less when purchased that are readily convertible into cash and are not subject to significant risk from fluctuations in interest rates.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

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
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

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
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

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

Upon the completion of debt and asset restructuring transactions, the shareholders’ loans to the Company was partially settled with the terms of loans being modified. The unamortized debt issuance cost of $7,848 was then fully written off in the current year income statement. The amortization expense of debt issuance costs in 2005 and 2004 was $341 and $1,364, respectively.

Comprehensive income

SFAS No. 130, "Reporting Comprehensive Income", requires that an enterprise report by major components and as a single total the change in net assets from non-owner sources statement of comprehensive income (loss). For 2005 and 2004, comprehensive income (loss) has been included within the consolidated statement of shareholders' equity.

Stock-based compensation

The Company accounts for the stock options granted to employees using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

(in thousands of US dollars, except share and per share data)

3.             SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Fair value disclosures

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, amounts due from shareholders, accounts payable, accruals and other payables approximate fair value due to the short-term maturity of these instruments.

The fair value of the shareholders’ loans was estimated at the discounted net present value using the prevailing market interest rate. The calculated imputed interest component of the non-interest bearing shareholders’ loans has been reclassified from liability to shareholders’ equity. The imputed interest component is amortised as an interest expense in the consolidated statement of operations using constant periodic interest rate basis and is added to the carrying amount of the shareholders’ loans until maturity.

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

The Company accounts for its derivative financial instruments in accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. In April 2004, the Financial Accounting Standard Board ("FASB") issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" the provisions of which have been adopted. Under SFAS No. 133, as amended, all derivatives are recognized at fair value as either assets or liabilities in the balance sheet. Changes in the fair values of derivative instruments not used as hedges are recognized in earnings immediately. Changes in the fair values of derivative instruments used effectively as hedges are recognized either in earnings for hedges of changes in fair value or in other comprehensive income (loss) for hedges of changes in cash flows. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

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

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29" ("SFAS 153"), which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

In March 2005, the SEC issued SAB No. 107 "Share Based Payment" which offers guidance on SFAS No. 123(R). SAB No. 107 was issued to assist preparers by simplifying some of the implementation challenges of SFAS No. 123(R) while enhancing the information that investors receive. SAB No. 107 creates a framework that is premised on two overarching themes: (i) considerable judgement will be required by preparers to successfully implement SFAS No. 123(R), specifically when valuing employee stock options; and (ii) reasonable individuals, acting in good faith, may reach different conclusions on the fair value of employee stock options. Key topics covered by SAB No. 107 include valuation models, expected volatility and expected term. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

(in thousands of US dollars, except share and per share data)

3.             SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Recently Issued Accounting Pronouncements - continued

In May 2005, the FASB issued SFAS No. 154 "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS No. 154 replaces APB Opinion No. 20 "Accounting Changes" and SFAS No. 3 "Reporting Accounting Changes in Interim Financial Statements" and changes the requirements for the accounting for, and reporting of, a change in accounting principle. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in net income for the period of the change. SFAS No. 154 requires the retrospective application to prior periods’ financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. It also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal periods beginning after December 15, 2005. The adoption of SFAS No. 154 will only affect the Company when the Company implements changes in accounting principles that are addressed by the standard or corrects accounting errors in future periods.

In June 2005, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 05-6 "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination" ("EITF 05-6"). EITF 05-6 requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the shorter of the useful life of the asset or the lease term that includes renewals that are reasonably assured at the date of the business combination or purchase. EITF 05-6 is effective for reporting periods beginning after June 29, 2005, and is applicable only to leasehold improvements that are purchased or acquired in reporting periods beginning after the effective date. We do not expect that the adoption of EITF 05-6 will have a material impact on our results of operations, financial position and cash flows.

In October 2005, the FASB issued FASB Staff Position No. FAS 13-1 "Accounting for Rental Costs Incurred During a Construction Period" ("FSP FAS 13-1"), which requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense. FSP FAS 13-1 is effective for fiscal periods beginning after December 15, 2005. We do not expect that the adoption of FSP FAS 13-1 will have a material impact on our results of operations, financial position and cash flows.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

(in thousands of US dollars, except share and per share data)

3.             SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Recently Issued Accounting Pronouncements - continued

In November 2005, the FASB issued FASB Staff Position Nos. FAS 115-1 and FAS 124-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP FAS 115-1 and FAS 124-1"), which effectively nullify the requirements of EITF Issue No. 03-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). FSP FAS 115-1 and FAS 124-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Additionally, FSP FAS 115-1 and FAS 124-1 provides accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 are effective for fiscal periods beginning after December 15, 2005. We do not expect that the adoption of FSP FAS 115-1 and FAS 124-1 will have a material impact on our results of operations, financial position and cash flows.

In February 2006, the FASB issued SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140". SFAS No. 155 amends SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 also amends SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

In March 2006, the FASB issued SFAS No. 156 "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140". SFAS No. 156 amends SFAS No. 140 and prescribes the situations for recognition of a servicing asset or servicing liability separately. It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if applicable, and permits them to be subsequently measured using amortization method or fair value measurement method. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

(in thousands of US dollars, except share and per share data)

4.             RESTRICTED CASH

At the balance sheet date, the Company has placed certain deposits with banks as a pledge for the following purposes:

	31.12.2005	31.12.2004

In respect of certain obligations under the
terms of the shareholders' agreement
for the Korean investments	$10,000	$10,000
In respect of general banking facility	5,000	5,000
In respect of other operational requirements	706	725
Total restricted cash	$15,706	$15,725
Current portion	(15,706)	(5,725)
Non-current portion	$-	$10,000

5.            CAPITAL EXPENDITURE RECOVERABLE FROM SHAREHOLDERS

	2005	2004

Recovery on committed capital expenditure payments (note i)	$1,948	$-
Recovery on shareholders' specific capital expenditure (note ii)	3,262	-
	$5,210	$-

As set out in note 1 to the financial statements, the Company has signed the CAA with PCCW and Telstra on 16 April 2005. Pursuant to the CAA, each of PCCW and Telstra assumed one half of the Company's Committed Capex.

All money paid by the Company on the Committed Capex is recorded as recoverable from the shareholders for their reimbursement.

Notes:

(i)     The balance represents the amounts incurred by the Company on capital expenditures falling under the Committed Capex that are reimbursable from shareholders.

(ii)    The Company has incurred certain capital expenditure for shareholders' specific requirements under the new operating model that is reimbursable from the shareholders.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

(in thousands of US dollars, except share and per share data)

6.             PREPAID EXPENSES AND OTHER CURRENT ASSETS

	31.12.2005	31.12.2004
Prepaid expenses	$8,048	$11,818
Deposits	1,123	2,599
Other receivables	15,633	14,513
Derivative instruments – forward exchange contracts	-	842
	$24,804	$29,772

7.             PROPERTY, PLANT AND EQUIPMENT

	31.12.2005	31.12.2004
Property, plant and equipment consist of the following:

Leasehold land and buildings	$53,601	$58,513
Exchange equipment	93,318	108,159
Transmission plant and equipment	1,293,379	1,338,658
Other plant, equipment and leasehold improvements	155,495	146,776
Projects under construction	9,362	29,619

Total	$1,605,155	$1,681,725
Less: Accumulated depreciation and amortization and impairment write down	(1,293,795)	(1,310,337)

Property, plant and equipment, net	$311,360	$371,388

Depreciation expense charged to operating income for the year was $50,373 (2004: $55,693).

Property, plant and equipment includes equipment leased under capital leases with a cost of $286,402 and $297,208 and accumulated depreciation and impairment write down of $231,902 and $237,940 at 31 December 2005 and 2004, respectively.

8.             OTHER ASSETS

The balance represents the non-current portion of certain prepaid expenditures.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

(in thousands of US dollars, except share and per share data)

9.             LEASING ARRANGEMENTS

Capital leases

The Company leases certain transmission plant and equipment under capital leases. The capital lease obligations outstanding as of 31 December 2005 related to the financing of certain transmission plant and equipment and amounted to $115,212 (2004: $142,780). Future minimum lease payments under capital lease obligations are as follows:

31.12.2005
Period ended 31 December:
2006	$83,197
2007	7,371
2008	7,371
2009	7,091
2010	6,696
Thereafter	31,649

Total minimum lease payments	$143,375
Less: amounts representing interest	(28,163)

Present value of minimum lease payments	$115,212
Current portion	(76,021)

Long-term portion	$39,191

During the year, a present value of the obligations under finance leases of $15,466 had been discharged and de-recognised from the Company’s liabilities.

Operating leases as lessor

The Company leases certain building facilities to outside parties which are accounted for as operating leases. Rental income under these types of agreements were $1,285 and $1,414 in 2005 and 2004, respectively. Future minimum lease receipts under non-cancellable operating leases agreements are as follows:

31.12.2005
Period ended 31 December:
2006	$1,251
2007	946
2008	639
2009	259
2010	237

Total rental income	$3,332

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

(in thousands of US dollars, except share and per share data)

9.             LEASING ARRANGEMENTS - continued

Operating leases as lessee

The Company leases certain offices and equipment under operating leases. Rental expenses under operating leases for 2005 and 2004 were $21,859 and $26,551, respectively.

Future minimum lease payments under non-cancellable operating lease agreements not recorded in the financial statements were as follows:

31.12.2005
Period ended 31 December:
2006	$15,691
2007	10,850
2008	11,294
2009	9,374
2010	9,187
Thereafter	2,434

Total	$58,830

10.           OTHER UNSECURED LOAN

The other loan is unsecured, bears interest at a rate of 6.9% per annum and is repayable by monthly instalments within 2006.

11.           CAPITAL EXPENDITURE REIMBURSEMENTS RECEIVED FROM SHAREHOLDERS

The balance represents the amounts received from shareholders on the Committed Capex that has not yet been spent by the Company.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

(in thousands of US dollars, except share and per share data)

12.           SHAREHOLDERS’ LOANS

At the beginning of 2004, the Company had a bank loan of $1,200,000 which represented a syndicated term loan facility bearing interest at a rate of LIBOR plus 2.5% per annum. The loan was repayable on 31 December 2010 and was secured by floating charges over certain assets of the Company.

On 17 June 2004, PCCW and Telstra agreed to jointly buy the Company's bank loan of $1,200,000 from the syndicate of banks in consideration for, inter alia, the complete release of all of the obligations of the Company, and certain related parties of the Company, to the syndicate of banks. The consideration has been paid in equal proportions by the shareholders of the Company.

Immediately upon the completion of the debt acquisition by the shareholders which took place on 18 June 2004, the bank loan of the Company became shareholders’ loans. The shareholders’ loans were to be repayable on 31 December 2010. Interest on the loans was suspended for the period from the completion date of the debt acquisition up to 17 December 2004. The interest charge resumed on 17 December 2004 at a rate of LIBOR plus 2.5% and is payable on a monthly basis.

As set out in note 1 to the financial statements, both shareholders agreed to waive their rights to receive further interest accruing on the shareholders’ loans in excess of $2,000 each. Since then, the remaining shareholders’ loans of $310,000 become non-interest bearing.

The fair value of the non-interest bearing shareholders’ loans was assessed at $221,412 based on the discounted present value of the principal balance at the prevailing market interest rate. The imputed interest component of $88,588 was credited to the accumulated other comprehensive income under shareholders’ equity. This imputed interest is amortised as interest expense in the consolidated statement of operation using the effective interest rate method.

Interest expense on the loans for the year was $13,482 (2004: $22,817). The weighted average interest rate of the loans for the year was approximately 5.6% (2004: 3.7%) per annum.

In addition, the shareholders have provided jointly and equally a $50,000 revolving working capital loan facility ("Working Capital Loan") to the Company for general working capital purposes. The Working Capital Loan is secured by floating charge of certain assets of the Company, repayable in full on 31 December 2007 and bears interest at a rate of LIBOR plus 2.5%.

During the period and as at the balance sheet date, the Company has not drawn any balance of the Working Capital Loan.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

(in thousands of US dollars, except share and per share data)

13.           CAPACITY PURCHASE PREPAYMENTS FROM SHAREHOLDERS

	2005	2004
Balance at beginning of the year	$305,436	$293,414
Time value accrued on the unutilized balance	4,564	12,022
Amount settled during the year	(310,000)	-
Balance at the balance sheet date	$-	$305,436

In relation to the amended syndicated bank loan, the Company signed a Capacity Prepayment Agreement ("CP Agreement") with its two shareholders on 15 April 2003, pursuant to which the two shareholders had made prepayments to the Company totalling $286,000 ("Prepayment") for their future capacity purchases. The utilization of the Prepayment was subject to the cash sweep provisions in the amended and restated bank loan facility agreement. The unutilized balance of the Prepayment was to increase based on a formula as set out in the CP Agreement which was calculated with reference to LIBOR plus 2.5%. Time value accrued on the Prepayment of $4,564 and $12,022 has been included in interest expenses in 2005 and 2004, respectively.

As set out in detail in note 1 to the financial statements, under the Reach Debt and Asset Restructuring Deed dated 16 April 2005, part of the consideration of the allocation of the IRU pursuant to the CAA and the proceeds of the issue of 890,000,000 new ordinary shares to the shareholders were applied to fully settle the Prepayment of $310,000.

14.           DERIVATIVE INSTRUMENTS

Interest rate swap contracts

In prior years, the Company entered into certain interest rate swap contracts to effectively convert the interest rate on a portion of the bank loan with principal amounts of $675,000 from variable rates to fixed rates. These instruments were considered as effectively hedged against the changes in cash flows of interest payments under the bank loan. Upon the debt acquisition by the two shareholders and the temporary interest suspension in 2004, the hedging of the outstanding interest rate swap contracts was considered as ineffective, therefore the then unrealized loss in the fair value of the interest rate swap contracts of $9,130 was charged to the earnings from the accumulated other comprehensive income under the shareholders’ equity in 2004. At 31 December 2004, the unrealized loss in the fair value of the outstanding interest rate contracts of $1,549 was included in accruals and other payables under current liabilities. All the interest rate swap contracts were executed during the year and there was no outstanding interest rate swap contract at the balance sheet date.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

(in thousands of US dollars, except share and per share data)

14.           DERIVATIVE INSTRUMENTS - continued

Forward exchange contracts

The Company entered into certain forward exchange contracts to partially hedge against its expected operating payment obligations denominated in Australian dollars for not more than a six months period. These instruments were considered as effectively hedged against the changes in cash flows of its Australian dollars payment obligations. The change in the fair value of the forward exchange contracts was dealt with in the accumulated other comprehensive income under the shareholders’ equity.

At the balance sheet date, the nominal value of the outstanding forward exchange contracts was $2,609 (2004: $24,065). The unrealised loss in the fair value of outstanding forward exchange contracts of $44 was included in accruals and other payables under current liabilities. At 31 December 2004, the unrealised gain in the fair value of outstanding forward exchange contracts of $842 was included in prepaid expenses and other receivables under current assets.

15.           OTHER GAIN

The amount represents the reversal of certain accruals and payables which are deemed to be excessive after clarification of the underlying liabilities.

16.           INCOME TAXES

Reach Ltd. is an exempted company incorporated in Bermuda with limited liability. As such, it is exempt from any corporate income taxes. All income tax liabilities are derived from subsidiaries.

The Company operates globally and is subject to tax in various local jurisdictions. Based on the current business concentration, the Company's taxation exposures principally arise in Hong Kong and Australia whose statutory corporate income tax rates are 17.5% (2004: 17.5%) and 30% (2004: 30%), respectively.

The current and deferred components of the income taxes expense are as follows:

	2005	2004

Current	$2,779	$8,236
Deferred	6,067	36

Income tax expense	$8,846	$8,272

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

(in thousands of US dollars, except share and per share data)

16.           INCOME TAXES - continued

Significant components of the Company's deferred taxation are as follows:

	2005	2004
Deferred tax assets

Tax loss available	$122,720	$118,313
Excess of depreciation over tax allowance	27,287	32,460
Expenditures not currently deductible	3,575	3,281
Others	1,371	1,641

Gross deferred tax assets	$154,953	$155,695
Allowance made for tax benefit	(144,711)	(139,403)

Deferred tax assets	$10,242	$16,292

Deferred tax liabilities

Excess of tax allowances over depreciation	$1,634	$1,617
Prepaid expenses recognized as costs for tax purposes	1,433	1,433
Others	530	530

Deferred tax liabilities	$3,597	$3,580

Net deferred tax assets	$6,645	$12,712

Reconciliations of the applicable statutory rate to the effective tax rate are as follows:

	2005	2004

Applicable statutory rate in Hong Kong	17.5%	17.5%
Non-deductible costs	1.1%	(19.3%)
Tax losses not utilized	1.0%	(33.5%)
Difference on statutory rates of other tax jurisdictions	3.2%	3.3%
Other permanent differences	(0.7%)	1.3%

Effective tax rate	22.1%	(30.7%)

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

(in thousands of US dollars, except share and per share data)

17.           COMMITMENTS AND CONTINGENCIES

(a)   Capital expenditure purchase commitments in respect of property, plant and equipment

Total capital expenditure purchase commitments contracted for at 31 December 2005 were $16,580 (2004: $4,987), of which $11,582 (2004: Nil) fall under the Committed Capex that are committed by the two shareholders for reimbursement. These amounts will be payable within the coming year.

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

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

(in thousands of US dollars, except share and per share data)

18.            RELATED PARTY TRANSACTIONS

During 2005 and 2004, the Company conducted the following transactions with its shareholders:

	2005	2004
Revenue earned from shareholders in the normal course of operations:
- International voice services	$26,482	$174,384
- Data services	26,556	94,310
- Outsourcing services	168,515	-
- Others	52,759	7,575
	$274,312	$276,269

Cost of sales charged by shareholders to the Company:
- International voice services	$41,036	$43,083
- Data services	5,529	4,645
- Transmission costs	7,983	10,300
	$54,548	$58,028

Operating expenses charged by shareholders to the Company	$16,462	$16,852
Time value accrued on the capacity purchase prepayment made by shareholders	$4,564	$12,022
Interest accrued on shareholders’ loans	$708	$3,292

The amounts due from shareholders of $54,967 and $42,857 in 2005 and 2004, respectively, are unsecured and non-interest bearing, of which $39,806 and $24,108, respectively, were trade related balances.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

(in thousands of US dollars, except share and per share data)

19.           STOCK-BASED COMPENSATION

In 2001, the Company granted its employees certain share options of the Company. The exercise of the options is dependent on the success of an initial public offering ("IPO") of the Company in the future. The exercise price is set at a discount of 10% to 15% of the amount payable for a share of the Company on a successful IPO, subject to relevant Stock Exchange rules and the underwriters' requirements at the time of the IPO. All options will lapse if the IPO is not successful by 7 February 2006. In any case, the options are exercisable not more than 10 years after the date of grant.

As at 31 December 2005, the total outstanding options granted by the Company to the employees of the Company and its subsidiaries were approximately 59,915,000. As of the balance sheet date, successful completion of an IPO was not probable and it was not practical to estimate the exercise price of the share options and thus, no compensation expense relating to options granted has been recognized through 31 December 2005.

Subsequent to the balance sheet date, all options lapsed on 7 February 2006.

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

21.           SIGNIFICANT CUSTOMERS

The two significant customers in terms of revenue and accounts receivable are also the shareholders of the Company. These two customers accounted for 15.5% and 21.4% of the Company’s revenue in 2005 and 14.3% and 19.9% of the Company's revenue in 2004, and they also accounted for 19.0% and 24.2% of the Company’s accounts receivable in 2005 and 22.3% and 5.0% of the Company's accounts receivable in 2004.

REACH LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005 AND 2004

(in thousands of US dollars, except share and per share data)

22.           STAFF RETIREMENT PLANS

In prior years, the Company maintained defined benefit pension plans ("DB Plans"). The assets of the plans were held separately from those of the Company in funds under the control of independent trustees.

During 2004, the Company closed all its DB Plans. Upon the closure of the DB Plans, all the benefit obligations accruing to the staff of $32,094 had been transferred from the DB Plans to another separately administrated defined contribution plans for the staff. The Company was not required to make any payment to the DB Plans during 2004 and there was no unfunded liability of the plans. Upon the plans closure, the Company received a surplus of assets distribution of $250 from the DB Plans and that had been recorded as a gain in the earning of 2004.

Distribution of plan assets
Fair value of the plan assets upon the closure	$32,344
Transfer of benefit obligations to another defined contribution pension
plans for the staff	(32,094)

Surplus of assets distributed to the Company upon the plans’ closure	$250

23.            RECLASSIFICATION

Certain amounts previously reported in 2004 have been reclassified to conform to the 2005 presentation.

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

The Level 3 Acquisition

Effective 30 November 2001 ("Acquisition Date"), the Company acquired the North Asian and Trans-Pacific Cable operations from the Level 3 Companies (the "Level 3 acquisition") a telecommunication carrier. The Company assumed certain liabilities of $90,592 on behalf of Level 3 (“Level 3 acquisition accruals”), which included an accrual for long-term operating lease contracts entered into by Level 3, future committed guarantee payments to two joint venture partners in Korea and Taiwan and future restoration costs expected to be incurred on certain leased spaces, in exchange for the net assets of Level 3. In addition, Level 3 committed to pay cash consideration of $50,178 to the Company as partial settlement of these assumed liabilities. The Company received the cash consideration in the year ended 31 December 2002.

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